Form 20-F
period 2001-12-31
VAN DER MOOLEN HOLDING NV
filed 2002-06-18
CIK 1072245

As filed with the Securities and Exchange Commission on June 18, 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2001 OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-16731
Van der Moolen Holding N.V.
(Exact name of registrant as specified in its charter)
The Netherlands
(Jurisdiction of incorporation or organization)

Keizersgracht 307
1016 ED Amsterdam
The Netherlands
(31) 20 535 6789
(Address of principal executive offices)

Securities registered to or to be registered pursuant to Section 12(b) of the Act:

Title of each class Common shares of €0.08 each American Depositary Shares, each of which represents one common share	Name of each exchange on which registered New York Stock Exchange* New York Stock Exchange

*Not for trading, but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Number of outstanding shares of each of the registrant’s classes of capital or common stock as of December 31, 2001, the close of the period covered by the annual report:

37,502,455 common shares
241,000 financing preferred A shares
391,304 financing preferred B shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes [X]            No [   ]

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 [   ]            Item 18 [X]

Presentation of Financial and Other Information

We prepare our financial statements on a consolidated basis in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). U.S. GAAP selected consolidated financial information as of and for the years ended December 31, 1999, 2000 and 2001, together with our U.S. GAAP financial statements and the notes thereto as of and for the years ended December 31, 1999, 2000 and 2001, are set forth elsewhere in this annual report. We have also included in Annex A of this annual report selected consolidated financial information as of and for the years ended December 31, 1997, 1998, 1999, 2000 and 2001, which has been prepared in accordance with accounting principles generally accepted in the Netherlands (“Dutch GAAP”). We will continue to prepare our annual financial statements on a consolidated basis in accordance with U.S. GAAP, as well as in accordance with Dutch GAAP. Other than in Annex A, all of our financial information presented in this annual report has been prepared in accordance with U.S. GAAP.

While we currently publish our financial statements in euros, prior to January 1, 1999 we published our financial statements in Dutch guilders. In this annual report, references to “€” and “euro” are to the currency introduced at the start of the third stage of the European Economic and Monetary Union pursuant to the Treaty establishing the European Economic Community as amended by the Treaty on the European Union, references to “$” and “dollars” are to the currency of the United States and references to “NLG” and “Dutch guilders” are to the former currency of the Netherlands prior to its adoption of the euro. We have converted certain amounts in this annual report, including our Dutch GAAP historical financial statements for the years ended December 31, 1997 and 1998, into euros at the rate of €1.00 to NLG 2.20371, the euro/Dutch guilder exchange rate fixed on January 1, 1999.

In this annual report, we have translated euro amounts into dollars at an exchange rate of €1.00 to $0.8901, the December 31, 2001 noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, solely for the convenience of the reader. You should not construe these translations as representations that the euro amounts actually represent such dollar amounts or that we could convert these amounts into dollars at the rate indicated. On June 17, 2002 the noon buying rate was €1.00 to $0.9442. See “Key Information — Exchange Rate Information” for historical information regarding the exchange rate of dollars for the euro.

This annual report also contains information about the industry rankings of New York Stock Exchange (“NYSE”) specialists. All acquisitions of NYSE specialists that were announced in 2001 had closed by year-end with the exception of our acquisition of Lyden, Dolan, Nick & Co., which closed on March 1, 2002. Unless otherwise indicated, for all rankings included in this annual report, we have assumed that this acquisition closed as of December 31, 2001.

Forward-Looking Statements

This annual report and the documents incorporated by reference herein contain forward-looking statements within the meaning of, and which have been made pursuant to, the Private Securities Litigation Reform Act of 1995. All statements regarding our future financial condition, results of operations and business strategy, plans and objectives are forward-looking. Statements containing the words “anticipate”, “believe”, “intend”, “estimate”, “expect” and words of similar meaning are also forward-looking. In particular, the following are forward-looking in nature: statements with regard to strategy and management objectives; pending or potential acquisitions; future revenue sources; the effects of changes or prospective changes in regulation or structure of the securities exchanges on which our subsidiaries operate in the United States and Europe; and trends in results, operations and the markets in which our subsidiaries operate.

These forward-looking statements involve risks, uncertainties and other factors, some of which are beyond our control, that may cause our results, performance or achievements or conditions in the markets in which we operate to differ from those expressed or implied in these forward-looking statements. We describe certain of these risks and uncertainties in “Key Information — Risk Factors” and elsewhere in this annual report. We caution you not to place undue reliance on these forward-looking statements, which reflect our management’s view only as of the date of this annual report.

PART I

Item 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3: KEY INFORMATION

A.     Selected Consolidated Financial Data

You should read the following selected U.S. GAAP historical financial data in conjunction with “Operating and Financial Review and Prospects”, as well as our consolidated financial statements and the notes thereto, which we have included elsewhere in this annual report. We have extracted the selected financial data set out below from our audited consolidated financial statements as of and for the years ended December 31, 1999, 2000 and 2001. We have prepared these financial statements in accordance with U.S. GAAP. PricewaterhouseCoopers N.V., independent auditors, have audited our financial statements as of and for the years ended December 31, 1999, 2000 and 2001. We have included a convenience translation of euro amounts into dollars for the following selected U.S. GAAP financial data as of and for the year ended December 31, 2001 at the noon buying rate on December 31, 2001 of €1.00 = $0.8901. You should not construe these translations as representations that the euro amounts actually represent such dollar amounts or that we could convert these amounts into dollars at the rate indicated.

	For the year ended December 31,

	1999	2000	2001	2001

				(in $ millions,
				except per share
	(in € millions, except per share data)			data)
Consolidated Profit and Loss Account Data:
Revenues:
Specialist activities	€129.6	€281.8	€225.6	$200.8
Commissions from specialist activities	33.5	39.0	38.5	34.3
Market maker activities	57.8	123.7	65.0	57.9
Net interest income from stock lending activities	4.1	6.3	5.1	4.5

Total revenues	€225.0	€450.8	€334.2	$297.5

Expenses:
Exchange, clearing and brokerage fees	18.2	28.5	32.9	29.3
Employee compensation and benefits	57.3	123.8	98.3	87.5
General and administrative expenses(1)	14.4	19.2	29.9	26.6
Depreciation and amortization	12.3	17.6	22.7	20.2
Lease of exchange memberships(2)	3.6	9.0	14.2	12.6
Information and communication expenses(2)	4.4	5.3	6.1	5.4

Total expenses	€110.2	€203.4	€204.1	$181.6

Income from operations	€114.8	€247.4	€130.1	$115.9

Income (loss) from associates	8.7	0.2	(0.1)	(0.1)
Gain on disposal of long-term investments and investments in associates	66.3	10.9	29.8	26.5
Interest expense	(2.2)	(6.4)	(10.4)	(9.3)
Other income	4.7	1.5	7.8	6.9

Income before income taxes and minority interest	€192.3	€253.6	€157.2	$139.9

Provision for income taxes(1)	(76.9)	(86.0)	(39.8)	(35.4)
Minority interest	(20.2)	(43.4)	(25.3)	(22.5)

Net income	€95.2	€124.2	€92.1	$82.0

As adjusted to reflect our three-for-one stock split that took effect on May 1, 2001:
Basic earnings per common share(3)	€2.70	€3.38	€2.39	$2.13
Diluted earnings per common share(4)	€2.64	€3.34	€2.37	$2.11

	As of December 31,

	1999	2000	2001	2001

	(in € millions)			(in $ millions)
Consolidated Balance Sheet Data:
Assets:
Cash and cash equivalents	€66.4	€65.5	€292.3	$260.2
Cash segregated under federal and other regulations	9.3	0.5	0.6	0.5
Securities purchased under agreements to resell	54.7	156.4	11.3	10.1
Receivable from clearing organizations and professional parties	86.1	120.7	729.0	648.9
Securities owned at market value	518.5	473.4	775.5	690.3
Secured demand notes	4.4	6.4	0.2	0.2
Notes receivable	31.4	25.8	19.7	17.5
Stock borrowed	1,165.5	1,469.6	1,685.0	1,499.8
Memberships in exchanges:
Owned, at cost (market value of €21.9 million, €20.8 million and €28.0 million respectively)	17.8	19.2	21.5	19.1
Contributed by members, at market value	18.3	15.0	27.5	24.5
Property and equipment, net	7.3	7.9	11.1	9.9
Goodwill and other intangible assets, net	258.2	341.0	470.2	418.5
Other assets	52.9	41.1	35.7	31.8

Total assets	€2,290.8	€2,742.5	€4,079.6	$3,631.3

	As of December 31,

	1999	2000	2001	2001

	(in € millions)			(in $ millions)
Liabilities and shareholders’ equity:
Liabilities:
Short-term borrowings	€3.1	€6.5	€46.7	$41.6
Payable to clearing organizations and professional parties	108.9	70.3	151.9	135.2
Securities sold, not yet purchased, at market value	416.6	403.8	1,178.4	1,048.9
Stock loaned	1,152.7	1,446.7	1,690.6	1,504.8
Current taxes payable	12.3	39.3	19.0	16.9
Accounts payable, accrued expenses, and other liabilities	43.4	94.6	61.8	54.9
Deferred tax liabilities	6.1	10.1	17.1	15.2
Notes payable	71.6	17.5	69.6	62.0
Subordinated borrowings:
Subordinated notes	45.5	74.6	180.4	160.6
Memberships in exchanges, contributed by members, at market value	18.3	15.0	27.5	24.5
Minority interest	21.7	26.7	31.6	28.1

	As of December 31,

	1999	2000	2001	2001

	(in € millions)			(in $ millions)
Shareholders’ equity:
Financing preferred A shares, €0.60(5) par value, authorized 1,200,000 shares, issued and outstanding 216,000, 236,000 and 241,000 shares, respectively	€0.1	€0.1	€0.1	$0.1
Financing preferred B shares, €0.60(5) par value, authorized 1,200,000 shares, issued and outstanding 391,304 shares	0.2	0.2	0.3	0.3
Common shares, €0.08(5) par value, authorized 54,000,000 shares, issued and outstanding 34,569,018, 37,061,811 and 37,502,455 shares, respectively(4)	2.6	2.8	3.0	2.7
Additional paid-in capital	190.5	229.9	242.8	216.1
Retained earnings	174.4	257.8	289.3	257.5
Accumulated other comprehensive income, net of taxes	26.0	46.6	69.5	61.9
Treasury shares	(3.2)	—	—	—

Total shareholders’ equity	€390.6	€537.4	€605.0	$538.6

Total liabilities and shareholders’ equity	€2,290.8	€2,742.5	€4,079.6	$3,631.3

	As of and for the year ended December 31,

	1999	2000	2001

Other Financial and Operating Data:
Pre-tax return on equity(1)	44.1%	39.1%	21.8%
Percent of revenues:
Specialist activities	57.6%	62.5%	67.5%
Commissions from specialist activities	14.9%	8.6%	11.5%
Market maker activities	25.7%	27.5%	19.5%
Net interest income from stock lending activities	1.8%	1.4%	1.5%
Weighted average number of common shares(6)	34,162,188	35,909,376	37,354,991
Van der Moolen Specialists USA, LLC:
Number of common stock listings	169	239	388 (7)

Notes:

(1)	Unincorporated business tax expenses have been reallocated from general and administrative expenses to provision for income taxes for the years ended 1999, 2000 and 2001.

(2)	Lease of exchange memberships were formerly included in information and communication expenses, and are now shown on a stand-alone basis.

(3)	Calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding. See note 19 to our audited consolidated financial statements.

(4)	Calculated in the same manner as basic earnings per share and reflects the dilutive effect of the common shares deliverable pursuant to stock options and warrants. See note 19 to our audited consolidated financial statements.

(5)	As a result of our having amended our articles on May 1, 2001, the par value of our financing preferred A shares, financing preferred B shares and common shares was changed from NLG 1.25, NLG 1.25 and NLG 0.50 to €0.60, €0.60 and €0.08, respectively.

(6)	As adjusted to reflect our three-for-one stock split that took effect on May 1, 2001.

(7)	Includes the specialist assignments of Lyden, Dolan, Nick & Co., which we acquired on March 1, 2002.

Exchange Rate Information

Unless otherwise stated, we present all of the financial information in this annual report in euro. The majority of our revenues and expenses is denominated in dollars. In addition, a certain portion of our revenues and expenses is denominated in currencies other than the dollar, which are not linked to the euro, in particular the pound sterling. To the extent the euro appreciates relative to the dollar or other non-euro-linked currencies in which our subsidiaries report, our revenues will be adversely affected.

Before January 1, 1999, there was no exchange rate between the euro and the dollar. The following tables present, for the periods prior to January 1, 1999, information concerning the exchange rate of dollars for the Dutch guilder, restated in euro, and, for all subsquent periods, information concerning the exchange rate of dollars for the euro. For the calculation of the euro amounts for all periods prior to January 1, 1999, we have restated the applicable noon buying rate for the Dutch guilder at the official fixed conversion rate of NLG 2.20371 per €1.00. Amounts are expressed in dollars per €1.00 during the relevant period. These amounts are indicative only and are not necessarily the same rates at which the Company translated dollars into euro during any of the financial periods discussed in this annual report.

Dollars per euro	Rate at period end	Average(1)	High	Low

For the year ended December 31, 1997	0.9195	0.8885	0.9661	0.7830
For the year ended December 31, 1998	0.8573	0.8992	0.9497	0.8126
For the year ended December 31, 1999	1.0062	1.0660	1.1899	0.9990
For the year ended December 31, 2000	0.9427	0.9238	1.0414	0.8230
For the year ended December 31, 2001	0.8895	0.8961	0.9594	0.8352

Source: Bloomberg.

Note:

(1)	Calculated by using the average of the exchange rates on the last day of each month during the relevant period.

Dollars per euro	Rate at period end	High	Low

For the month ended December 31, 2001	0.8895	0.9081	0.8743
For the month ended January 31, 2002	0.8593	0.9064	0.8574
For the month ended February 28, 2002	0.8693	0.8799	0.8565
For the month ended March 31, 2002	0.8717	0.8868	0.8633
For the month ended April 30, 2002	0.9005	0.9044	0.8713
For the month ended May 31, 2002	0.9416	0.8989	0.9342

Source: Bloomberg.

The noon buying rate for the euro on June 17, 2002 was €1.00 = $0.9442. Fluctuations in the exchange rate between the euro and the dollar will affect the dollar equivalent of the price of the common shares on Euronext Amsterdam, which will likely affect the market price of the American Depository Shares (“ADSs”) on the New York Stock Exchange. These fluctuations will also affect the dollar amounts received by owners of ADSs on the conversion of any dividends we pay in euro on the common shares.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

We have listed below considerations that could have a material adverse effect on our business, financial condition or results of operations. Additional considerations not presently known to us or that we currently deem immaterial may also impair our business operations. These factors should be considered carefully, together with the information and financial data set forth in this document.

Risks Associated with the Company

We depend heavily on our New York Stock Exchange specialist activities, and if they fail to grow as anticipated, it would hamper our revenue growth.

We derive a substantial majority of our revenues 63.6%, 63.4% and 78.5% of total revenues in 1999, 2000 and 2001, respectively) from our New York Stock Exchange specialist subsidiary, Van der Moolen Specialists USA. If demand for its specialist services fails to grow or declines, our potential revenue growth would be adversely affected. We expect our New York Stock Exchange specialist activities to continue to account for a significant portion of our revenues for the foreseeable future. Our future success will depend on:

•	continued growth in trading volumes with an appropriate level of volatility;

•	Van der Moolen Specialists USA’s success in being chosen to act as specialist for additional listing companies;

•	Van der Moolen Specialists USA’s ability to respond to regulatory and technological changes;

•	Van der Moolen Specialists USA’s ability to respond to changing demands in the marketplace; and

•	the impact of alternative trading systems and other “third market” execution venues on the volume of trading through specialists on the New York Stock Exchange.

We depend significantly on revenues from our specialist activities for a small group of companies listed on the New York Stock Exchange, and the loss of any of them could reduce our revenues.

Historically, a small number of companies listed on the New York Stock Exchange have accounted for a significant portion of Van der Moolen Specialists USA’s revenues and operating profit. The loss of its specialist designation with respect to any of these listed companies could have an adverse effect on its and our revenues and operating profit. For the years ended December 31, 1999, 2000 and 2001, transactions in our ten most actively traded specialist stocks accounted for 15.6%, 30.6% and 33.2% of our total revenues, respectively. As of December 31, 2001, our ten most actively traded specialist stocks were Pfizer, Eli Lilly,

Nortel Networks, Hewlett Packard, Walt Disney Co., FleetBoston, Cypress Semiconductor, International Paper, Guidant and SAP. We cannot assure you that Van der Moolen Specialists USA will be able to retain its specialist designation with respect to these or other listed companies. Van der Moolen Specialists USA can lose these listed companies if they cease to be traded on the New York Stock Exchange as a result of being acquired or are otherwise delisted, which in turn can adversely affect our revenues. This was the case in the first half of 2001 when Van der Moolen Specialists USA lost its specialist assignment for Time Warner, Inc. following its merger with America Online, Inc. In addition, if the New York Stock Exchange were to determine that Van der Moolen Specialists USA has failed to fulfill its obligations as specialist for a listed company, its registration as a specialist for that listed company could be cancelled or suspended.

Risks associated with our trading transactions could result in trading losses.

The majority of our specialist and market making revenues are derived from trading by our subsidiaries as principal. Our subsidiaries may incur trading losses relating to these activities, since each primarily involves the purchase, sale or short sale of securities for its own account. In any period, our subsidiaries may incur trading losses in a significant number of securities for a variety of reasons, including as a result of the required performance of some of our subsidiaries’ specialist obligations. See “Information on the Company — Our Business — Van der Moolen Specialists USA, LLC — Specialist Activities” and “— Regulation — The United States”.

In addition, most of our subsidiaries also engage in proprietary trading. This is similar to market making in an unregulated environment, except that the primary purpose is to gain exposure to apparent mis-pricing, for example in an arbitrage transaction, rather than to facilitate third parties’ transactions by enhancing market liquidity. These subsidiaries could incur losses as a result of these trading activities, which could have an adverse effect on our business, financial condition and/or operating results.

Although we have adopted risk management policies, we cannot be sure that these policies have been formulated properly to identify or limit our risks. Even if these policies are formulated properly, we cannot be sure that we will successfully implement these policies. As a result, we may not be able to manage our risks successfully to avoid trading losses.

We may have difficulty successfully managing our growth.

Since we first listed our shares on Amsterdam Exchanges N.V. (now Euronext Amsterdam) in 1986, we have experienced significant growth in our business activities and the number of our employees. We cannot assure you that we will be able to manage our growth successfully. Our inability to do so could have an adverse effect on our business, financial condition and/or operating results. The growth of our business has increased the demands upon our management and operations and we expect it to continue to do so in the future. This growth has required, and will continue to require, us to increase our investment in management personnel, financial and management systems and controls, and facilities. The scope of procedures for assuring compliance with applicable rules and regulations has changed as the size and complexity of our business has increased. In response, we have implemented formal compliance procedures, which are regularly updated. Our future operating results will depend on our ability to continue:

•	to improve our systems for operations, financial control, and communication and information management;

•	to refine our compliance procedures and enhance our compliance oversight; and

•	to recruit, train, manage and retain our employees.

We may have difficulty identifying and financing suitable acquisitions, and any acquisitions that we do complete could adversely affect operating results.

As part of our growth strategy, we intend to seek out appropriate acquisitions that we believe will complement or expand our existing businesses. We do not know if we will be able to identify appropriate acquisitions or be able to finance these transactions successfully once identified. In particular, because the specialist industry on the New York Stock Exchange has become increasingly consolidated, there are a limited number of viable acquisition targets in that segment. Furthermore, an acquisition could require significant capital resources. Any failure to identify or finance future transactions may impair our growth.

Any acquisitions which we do complete will be accompanied by the risks commonly encountered with acquisitions of companies, such as the difficulty of integrating the operations and personnel of the acquired businesses, the potential disruption of our own business, the assumption of unexpected liabilities relating to the acquired assets, difficulties with the imposition and maintenance of common standards, controls, procedures and policies, and the impairment of relationships with employees and counterparties as a result of difficulties arising out of integration. Furthermore, the value of any business we acquire may be less than the amount we paid for it if, for example, there is a decline in the position of that business in the relevant market in which it operates or there is a decline in that market generally.

We may have to incur significant future indebtedness in order to finance acquisitions in connection with the expansion of our business.

We continue to seek out appropriate acquisition opportunities, both in Europe and in the United States, which will allow us to expand and grow our business. If we are unable to finance such acquisitions through free cash flow, we may issue additional equity securities or incur significant indebtedness. There can be no assurance that we would be able to obtain such financing on favorable terms or at all.

We may have insufficient capital in the future and may be unable to secure additional financing when we need it.

Our business depends on the availability of adequate capital. We cannot be sure that we will have sufficient capital in the future or that additional financing will be available on a timely basis or on terms that are favorable to us. Historically, we have satisfied these needs with internally generated funds and bank credit facilities, as well as the issuance of financing preferred shares and common shares. We currently anticipate that our available cash resources and credit facilities will be sufficient to meet our anticipated working capital, regulatory capital and capital expenditure requirements through the end of 2002.

We may, however, need to raise additional funds, among other things to increase the capital available to us for our inventory positions, support more rapid expansion or respond to unanticipated capital requirements. We may also be required to obtain this additional financing on short notice as a result of rapid, unanticipated developments, such as a steep market decline.

If we lose the services of a number of qualified personnel or cannot hire additional qualified personnel, our businesses will be harmed.

The future success of our businesses depends on the continued service of highly qualified personnel. Competition for highly qualified management, trading, compliance and technical personnel is intense. We cannot assure you that we will be able to attract new highly qualified personnel or retain those that we currently employ. In order to do so, we may need to increase the value of the compensation packages we offer our employees. The loss of the services of a group of qualified employees, such as a team of traders, or the inability to identify, hire, train and retain other qualified personnel in the future could have an adverse effect on our business, financial condition and/or operating results.

We are highly dependent on technology in order to operate our businesses effectively.

Our business activities require us accurately to record and process a very large number of transactions on a daily basis. Any failure or delay in recording or processing transactions could result in losses to us and could subject us to claims for losses and regulatory fines and penalties. We rely on our employees to operate and maintain our systems properly, and are similarly reliant on the proper functioning of the systems of the exchanges on which we operate and their supporting depository, clearing and settlement organizations, including in particular those of the New York Stock Exchange. Our recording and processing of trades is subject to human and processing errors. Moreover, extraordinary trading volume or other events could cause our systems, or those of the exchanges on which we trade, to operate at an unacceptably low speed or even fail. Our systems may fail as a result of hardware or software failure or power or telecommunications failure. Although we have redundant servers and systems, they may not be effective in preventing an interruption of our business. Any significant degradation or failure of our information systems or any other systems in the trading process, which could cause us to fail to complete transactions on a timely basis, could have an adverse effect on our business, financial conditions and/or operating results or could damage our relationships with our counterparties.

Our future success will depend on our ability to respond to changing technologies and demands of the market place on a timely and cost-effective basis. Our failure to upgrade our information and communications systems on a timely or cost-effective basis could have an adverse effect on our business, financial condition and/or operating results and could damage our relationships with our counterparties.

We do not have operations of our own and we are dependent on intercompany cash flow to generate funds.

We have no operations of our own. We are a holding company and our only principal assets, other than the portion of past inter-company cash flows retained, are the shares of our subsidiaries. We are wholly dependent on interest, dividends, loan repayments and other inter-company cash flows received from our subsidiaries to generate funds.

The ability of our subsidiaries to make funds available to us is dependent, in part, on their ability to generate positive cash flow. The ability of our subsidiaries to pay dividends and to make payments on intercompany debt owed to us is subject to statutory, tax and other restrictions, the earnings, level of statutory reserves and capitalization of our subsidiaries, and various business considerations. See “Information on the Company — Regulation” and “Financial Information — Dividends and Dividend Policy”.

We are subject to risk relating to litigation and potential securities laws liability.

Our businesses are exposed to substantial risks of liability under federal and state securities laws, other federal and state laws and court decisions, as well as rules and regulations promulgated by the Securities and Exchange Commission, the New York Stock Exchange and similar regulatory authorities and self-regulatory organizations in the United States and Europe, as well as national and local legislation in various European jurisdictions. We are also subject to the risk of litigation and claims that may be without merit. We could incur significant legal expenses in defending ourselves against such lawsuits or claims. An adverse resolution of any future lawsuits or claims against us could have an adverse effect on our business, financial condition and/or operating results.

The tax treatment of our Dutch finance vehicle may change, as a result of which the effective tax rate to which we are subject may increase.

In accordance with applicable Dutch law, in particular the Special Fiscal Regime for International Financing Activities, we are able through our Dutch finance vehicle to defer taxation of interest income received from subsidiaries within the group, as well as any currency exchange gains realized on group loans that are repaid, subject to the satisfaction of certain conditions. This has allowed us to structure financing undertaken by the group in a tax-efficient manner so as to reduce the effective tax rate payable by us on a consolidated basis on income before taxes and minority interests less minority interests. On July 11, 2001, the European Commission announced that it was launching an investigation into 11 corporate tax arrangements in eight member states, including the Netherlands’ Special Fiscal Regime for International Financing Activities. The Commission believes that these tax arrangements could constitute state aid, and is questioning whether such aid is contrary to the European Community Treaty because it unfairly favors, among others, certain multinational corporations by allowing such corporations to avail themselves of preferential tax arrangements. The Commission has acknowledged that the launch of a formal investigation does not prejudge its eventual outcome, which could result in a determination that the alleged aid may continue to be implemented; that the aid can no longer be implemented and, in the case that it has already been paid, may have to be recovered from the beneficiaries, possibly together with interest thereon; or that the aid can continue to be implemented subject to certain conditions. We cannot predict when the Commission’s investigation will be completed or what the outcome will be. However, if the Commission elects to disallow the continued implementation of the tax regime, the effective tax rate payable by us on a consolidated basis on income before taxes less minority interests will increase and we could be liable for payments with respect to which we were not taxed in prior periods.

The tax law in the US may change, as a result of which the effective tax rate to which we are subject may increase.

On May 17, 2002 the U.S. Treasury Department released a report that proposes to reduce the potential tax advantages of foreign-based companies with U.S. operations, such as we. The report discusses three possible solutions: (1) tidying the earnings stripping rules (thus reducing the possibility to erode the U.S. tax base by paying interest), (2) preventing the shifting of income through related-party transactions by paying more attention to the application of the arm’s length standards, and (3) amending the rules governing cross-border reorganizations. Especially, the first proposal may have an impact on the effective tax rate of our US operations.

Risks Associated with the Industry in which we Operate

Specialist rules may require us to make unprofitable trades or to refrain from making profitable trades.

Specialists operating on the New York Stock Exchange and other exchanges are granted exclusive rights to conduct the auction in a particular security. When assigned a particular security, the specialist firm agrees to specific obligations including maintaining, as far as practicable, trading in the security that will be fair and orderly. In acting as a specialist, our subsidiary, Van der Moolen Specialists USA, for example, is subjected to a high degree of risk by having to support an orderly market, maintain inventory positions and refrain from trading under some favorable conditions. Its role as a specialist, may, at times, require it to make trades that adversely affect its profitability. In addition, as a specialist, it is at times required to refrain from trading for its own account in circumstances in which it may be to its advantage to trade. For example, Van der Moolen Specialists USA may be obliged to act as a principal when buyers or sellers outnumber each other. In those instances, it may take a position counter to the market, buying or selling shares to support an orderly market in the affected stocks. In order to perform these obligations, it holds varying amounts of securities in inventory. In addition, New York Stock Exchange specialists generally may not trade for their own account when public buyers are meeting public sellers in an orderly fashion and may not compete with public orders at the same price. Certain of our subsidiaries also act as specialists on other exchanges, and while the rules and obligations relating to their operations may differ from those of our New York Stock Exchange specialist operations, such rules may also require them to make unprofitable trades or refrain from making profitable trades. The New York Stock Exchange, the American Stock Exchange, the Philadelphia Stock Exchange, the Chicago Board Options Exchange or other exchanges on which our subsidiaries operate may make their rules governing the specialist or similar function more stringent or may implement changes which could adversely affect their trading revenues as a specialist or in performing similar functions.

We are subject to competition for new listings and the effects of industry consolidation, and our financial results will suffer if we do not compete effectively.

We cannot be sure that we will be able to compete effectively with current or future competitors for the specialist designation with respect to new listings, including foreign issuers listing American depositary shares on the New York Stock Exchange. We obtain our specialist designation for all of our new listings on a given securities exchange through an allocation process run by that exchange. Our failure to compete effectively and gain new specialist designations could reduce future revenue and profit growth.

The financial markets are rapidly evolving and are highly competitive. We expect competition to continue to intensify. We face competition from many firms varying in size and strategy. Large global financial institutions represent a significant group of our competitors. In addition, our current and potential competitors have established or may establish other co-operative relationships or may consolidate to enhance their services. This trend is evidenced in particular by the rapid consolidation of New York Stock Exchange specialists, the number of which has fallen from 37 as of December 31, 1996 to 8 as of March 31, 2002. Three of the top five of these specialists are owned or affiliated with banking groups which have significantly greater financial resources than we do and three of the top five are affiliated with investment banks which act as underwriters on the initial public offerings of companies seeking to list on the New York Stock Exchange. As a result of this consolidation, there are now fewer potential acquisition targets among the remaining specialist firms, which could hinder our growth. In addition, new competitors may emerge and they may acquire significant market share. Some of our competitors also offer a wider range of services and products than we offer and have greater name recognition and more extensive customer bases. These competitors may be able to respond more quickly to new or evolving opportunities, technologies and customer requirements than we can and may be able to undertake more extensive promotional activities. If we are unable to compete successfully, our future revenue and profit growth could be materially adversely affected.

Our revenues and operating profit depend on the volume and volatility of trading on the U.S. and European securities markets on which we operate.

In 2001, we experienced a significant decline in the revenues and operating profit we earned. This decrease was largely the result of decreased trading activity on many of the markets on which we trade, and lower price volatility on those markets for a large portion of the year. These decreases resulted from a variety of influences, including the sustained slowdown of the U.S. economy, a reallocation of investors’ portfolios away from equities and reduced price volatility (in dollar terms) as equity prices declined. Any one or more of the following factors may contribute to reduced levels of activity in the securities markets generally, which could in future periods result in a decrease in our revenues and income before income taxes and minority interests, as was the case in the year ended December 31, 2001 compared with the year ended December 31, 2000:

•	national and international economic, political and market conditions beyond our control;

•	adverse changes in the economy and the securities markets resulting in long term, sustained declines in price levels of securities;

•	a sustained decline in share prices, as in a classic bear market, which has in the past led to decreases in volume and volatility;

•	a decline in the number and size of new equity offerings, reducing the potential for growth in secondary market activity;

•	adverse changes in the regulatory environment; and

•	a reduction in purchases of securities by individual investors, whether directly or through mutual funds.

In addition, sustained decreases in profitability, when considered with other relevant factors, could result in the impairment of goodwill. The amount of such impairment would be charged to operating profit in the period in which it was determined that the impairment had occurred.

Our quarterly results may fluctuate significantly and the market price of our common shares and ADSs could decrease.

Our revenues may fluctuate significantly based on factors relating to the securities markets. These factors include:

•	a decrease in trading volumes on the exchanges on which we operate, as was the case during the year ended December 31, 2001, particularly in respect of certain New York Stock Exchange specialist assignments of Van der Moolen Specialists USA;

•	volatility of share price movements, which at either extreme, too high or too low, can affect revenues; and

•	changes in the value of our securities positions.

Some elements of our cost structure, including the fixed component of our salaries, lease charges, depreciation and many technology expenses, do not decline if we experience quarterly reductions in our revenues. As a result, if market conditions cause our revenues to decline, we may be unable to adjust these elements of our cost structure on a timely basis and we could suffer losses.

If our operating results fall below the expectations of securities analysts and investors, the market price of our common shares and ADSs could decrease.

Alternative trading systems could reduce the volume of trading on exchanges and therefore reduce the revenue from our trading activities on these exchanges.

Alternative trading systems could reduce the levels of trading of exchange-listed securities executed on a securities exchange, such as the New York Stock Exchange. This, in turn, could have an adverse effect on our revenues. Over the past few years, a number of alternative trading systems, including electronic communications networks or ECNs, have developed or emerged which compete with the conventional markets by increasing the volume of trading in exchange-listed securities that occurs off the exchange in over-the-counter markets. In the future, similar new systems may continue to be developed and placed in operation and existing systems may increase their share of transactions.

Market fragmentation may reduce market liquidity.

When two or more markets trade the same security, the effect is that liquidity is spread over those markets. If the proliferation of competing markets is not accompanied by the development of electronic connections allowing orders to move and settle between them, the market for certain securities fragments, resulting in separate pools of liquidity. This results in markets becoming less liquid than they would otherwise be, which could negatively affect revenues earned from any individual market on which we trade.

We run operational risks trading securities and derivatives, including the risk that counterparties may fail to pay us.

All trades executed by our subsidiaries involve a counterparty from whom we buy or to whom we sell. Consequently, with each trade there is a risk that our subsidiaries may be unable to deliver the securities sold or pay for the securities purchased. Their counterparties are similarly exposed on the other side of the transaction. Failure by our subsidiaries to fulfill their contractual obligations could result in significant interest costs and related expenses. If the failure persisted, our subsidiaries could lose their registration on the marketplace on which they are trading. Furthermore, due to the failure of one of our counterparties to complete a trade, our subsidiaries could incur significant expenses trying to enforce the contract and could have to forgo alternative trading opportunities as a result of having committed capital to a failed trade.

In addition, as a trader and lender of securities, many securities transactions are conducted by our subsidiaries as principal with counterparties located in numerous jurisdictions. The securities exchanges of which our subsidiaries are members, the relevant national regulators and the associated clearing houses and custodians monitor the credit standing of most of the counterparties with which our subsidiaries conduct business. However, our counterparties may default on their obligations, notwithstanding these regulatory controls and monitoring procedures.

New and proposed New York Stock Exchange initiatives may lower the revenues earned on trades executed in shares for which Van der Moolen Specialists USA acts as specialist.

The New York Stock Exchange may, on its own initiative or in response to regulatory or legislative requirements, change aspects of its trading procedures, or of its capital, trade reporting, compliance and other membership requirements, in ways that may adversely affect our ability to generate revenues from our New York Stock Exchange activities. Similar changes may adversely affect our ability to generate revenues and operating profit from our activities on any other exchange as well. Such changes may be imposed without compensation or right of appeal, and the effects of any such changes proposed may not be easily forecast or even, after their imposition, determined.

The change from minimum price increments of $0.0675 to $0.01 in January 2001 (known as “decimalization”) provides an example of regulator-mandated changes to trading rules that some specialist firms, including Van der Moolen Specialist USA, believe may have impaired their ability to generate revenues. When a trader places an order in the limit order book of a specialist, the order is made public to other traders on the floor of the exchange. By advertising an order in this way, a trader risks being undercut by a competing trader. While prior to decimalization, a trader could only undercut a competitor by a minimum of $0.0625, a trader may now undercut a competitor by as little as $0.01. Consequently, the risk associated with undercutting trades has been reduced, which may deter traders from advertising an order in the limit order book. To the extent this occurs and such orders are then executed as at-market trades (which do not appear in the limit order book), it could become more difficult for Van der Moolen Specialists USA to gauge the direction in which a given stock is likely to move based on the nature of the orders posted in its limit order book. However, it is impossible to isolate the influence of decimalization from the many other factors that affect specialist revenue capture, including the trading behavior of specialists themselves. Other changes, such as the extension of the period during which New York Stock Exchange orders must be exposed in the limit order book from two minutes to five minutes before a commission can be charged for executing the order, have a negative effect on our ability to capture commission revenues.

Proposed or impending changes to New York Stock Exchange trading rules and practices which could have an adverse effect on the generation of revenues by specialist firms include an increase in the size of orders that may be submitted through and executed in the New York Stock Exchange’s electronic execution mechanisms, and increased investor access to New York Stock Exchange limit order book data. We cannot be certain that these and any other changes to New York Stock Exchange practice will not have a negative effect on our ability to earn revenues and operating profits from our activities on that exchange.

We are subject to minimum net capital requirements promulgated by the exchanges on which we operate.

Each exchange on which we operate maintains its own set of net capital requirements with which our subsidiaries must comply. In particular, if our subsidiaries fail to comply with certain minimum net capital requirements, they may be subject to penalties and fines. For example, each of our broker-dealer subsidiaries in the United States is required to maintain minimum net capital equivalent to the greater of $250,000 (€280,867) or 2% of aggregate debit items computed in accordance with SEC Rule 15c3-3. In addition, the New York Stock Exchange requires members who are specialists, such as our subsidiary, Van der Moolen Specialists USA, to maintain a minimum regulatory capital dollar amount to establish they can meet, with their own liquid assets, their position requirements. It is possible that one or more of our subsidiaries may be unable to successfully meet its respective net capital requirements.

The application of minimum net liquid asset requirements may hinder our ability to make acquisitions.

The New York Stock Exchange requires any new specialist entity that results from a merger, acquisition, consolidation or other combination of specialist assets to maintain net liquid assets equivalent to the greater of either the aggregate net liquid assets of the specialist entities prior to their combination or the capital requirements prescribed under New York Stock Exchange Rule 104, which are described in “Information on the Company — Regulation — The United States — Minimum Net Capital Requirements”. If we were unable to meet any new net liquid asset or net capital requirements from internally generated funds, we would be required to seek external sources of funding in order to finance the acquisition of another New York Stock Exchange specialist firm. If we were unable to obtain such funds on favorable terms, we would be unable to make such an acquisition, which could hinder our ability to grow our U.S. specialist business as rapidly as we might otherwise. Currently, the capital requirements for the other businesses we pursue in Europe and the United States are not as demanding as the requirements placed on New York Stock Exchange specialists, but these rules are subject to change. We cannot predict the effect any such changes may have.

An increase in net liquid asset requirements resulting from an acquisition may prevent us from meeting our financial obligations.

All of our operating subsidiaries are regulated by relevant national authorities and the securities exchanges on which they operate. For example, Van der Moolen Specialists USA is a broker-dealer and a specialist regulated by the Securities and Exchange Commission and the New York Stock Exchange. The regulations of these organizations include strict rules regarding capital requirements, as well as approval requirements for withdrawals of capital from, and in some cases, other distributions by, broker-dealers and specialists. If Van der Moolen Specialists USA acquires additional companies, it could be subject to even stricter net liquid asset requirements, as a result of which its ability to make available excess cash to us or other group companies for general corporate purposes would be limited. These and the other regulations to which our subsidiaries are subject could also prevent us from obtaining funds necessary to satisfy our obligations to pay interest on or repay our indebtedness.

The elimination of the specialist function on Euronext Amsterdam may have a negative effect on our business.

The specialist function was eliminated from Euronext Amsterdam in October 2001. As a result, all specialist firms trading on Euronext Amsterdam, including our subsidiaries, Van der Moolen Effecten Specialist B.V. and Van der Moolen Obligaties B.V., lost the opportunity to capture commission revenues for certain types of trading. These commissions accounted for 2.1% and 2.3% of our total revenues in 2000 and 2001, respectively. We expect that, over time, the loss of this commission income will be offset by increased access to French and Belgian trading opportunities following the unification of the trading structures of Euronext Amsterdam, Euronext Paris and Euronext Brussels which is expected to be finalized during 2002, as well as by improved margins on market making activities resulting from reduced back office costs and the removal of certain regulatory requirements applicable only to specialists. See “Information on the Company — Our Business — Van der Moolen Effecten Specialist B.V. — Specialist activities”. However, we cannot be sure that all of these benefits will be as significant or accrue as rapidly as we expect, and consequently that the elimination of the specialist function will not have a material adverse effect on our business, financial condition and/or operating results.

The regulatory environment in which we operate may change, which could adversely affect our operations and our international expansion plans.

The regulatory environment in which our businesses operate is subject to change. Additional legislation and regulation, changes in rules promulgated by the exchanges on which we operate, actions taken by other government agencies or self-regulatory organizations, or changes in interpretation or enforcement of existing laws and rules may adversely affect the manner of operation and profitability of our operations. We cannot predict the effect any such changes may have.

In addition to the Netherlands and the United States, we currently have operations in the United Kingdom and Germany, and trade remotely on the Helsinki Stock Exchange, the Stockholm Stock Exchange and the SWX Swiss Exchanges. We intend to expand our operations to other countries in the future. To continue expanding our services internationally, we will have to comply with the regulatory controls of each country in which we conduct business. The securities industry in all developed countries is heavily regulated. The varying compliance, capital and other requirements of these different regulatory jurisdictions and other factors may limit our ability to expand internationally.

The failure by us or our employees to comply with applicable laws and regulations could result in substantial fines and other penalties.

Our businesses and the securities industries in which they operate are subject to an extensive range of laws, rules and regulation in the United States and Europe that are promulgated by various governmental agencies and self-regulatory organizations. The laws, rules and regulations with which our businesses must comply include those relating to financial reporting requirements, trade practices, capital structure requirements, and record retention requirements governing the conduct of our directors, officers and employees. Failure to comply with any of these laws, rules or regulations could result in censure, fine, the issuance of cease-and-desist orders or the suspension or disqualification of our directors, officers or employees, and other adverse consequences, which could have an adverse effect on our business. It could also result in the suspension or disqualification of whichever of our subsidiaries commits the violation by the SEC or other relevant regulatory authority or in that subsidiary’s suspension or disqualification as a member of the securities exchange on which it operates. If this occurred, we would be unable to operate a portion of our business, which could potentially be significant.

Employee misconduct is difficult to deter and could result in losses.

There have been a number of highly publicized cases involving fraud, stock manipulation, insider trading or other misconduct by employees in the financial services industry in recent years, and we run the risk that employee misconduct could occur. Misconduct by employees could include binding us to transactions that exceed authorized limits or present unacceptable risks, or hiding from us unauthorized or unsuccessful trading activities, which, in either case, may result in unknown and unmanaged risks or losses. Employee misconduct could also involve the improper use or disclosure of confidential information, which could result in regulatory sanctions and serious reputational or financial harm, although as a firm, the only confidential information in our possession is that regarding our own activities. It is not always possible to deter employee misconduct and the precautions we take to prevent and detect this activity may not be effective in all cases.

The impact of the terrorist attack in the United States and continued hostilities by U.S. forces outside the United States could continue to destabilize world financial markets and adversely affect our trading results, exchange rates and the trading prices of our common shares and ADSs.

Our revenues and operating profit depend on the volume and volatility of trading on the U.S. and European securities markets on which we operate, particularly the New York Stock Exchange. As a result of the terrorist attacks in the United States on September 11, 2001, the New York Stock Exchange, on which Van der Moolen Specialists USA operates, was closed for four consecutive trading days, and trading on other markets where our subsidiaries operate, including the American Stock Exchange, was also temporarily disrupted. Trading on all of these markets has generally been volatile since the attacks, and stock exchange indices in the United States and Europe have generally remained below the levels seen prior to September 11, 2001.

The United States continues to be engaged in military operations in response to the terrorist attacks. This, as well as concern about further terrorist attacks in the United States and abroad, has contributed to continued market uncertainty in both the United States and Europe and the possibility in the future of further disruption to trading on worldwide securities markets. Were this to occur, it is likely that our business, financial condition and/or operating results, the liquidity and trading prices (and the stability of such prices) of our common shares and ADSs, and the exchange rate of the euro against the dollar (in which the substantial proportion of our revenues, as well as the ADSs, are denominated) would be adversely affected.

Risks Related to our Common Shares and ADSs

Our articles of association and the laws of the Netherlands may have anti-takeover effects, which could prevent a beneficial change in control.

Our articles of association and the laws of the Netherlands may have anti-takeover effects. Among other things, our articles of association provide that our supervisory board may make binding nominations for the election of our management board members and supervisory board members, and only a shareholders’ resolution approved by a two-thirds majority of the votes cast and representing more than half of our outstanding common shares can set the nominations aside. Furthermore, our articles of association provide that resolutions by the general meeting of shareholders may be adopted by an absolute majority, which means a majority of all votes cast (unless the articles of association or Dutch law dictate a larger majority), so long as the resolution is adopted upon a proposal by the management board that is subject to the approval of the supervisory board. A proposal not made by the management board may only be adopted by an absolute majority at a general meeting at which more than half of the issued share capital is represented. A resolution to amend the articles of association may only be adopted by a general meeting of shareholders following a proposal by our management board and subject to the approval of our supervisory board.

In May 2001, we amended our articles of association to provide for the future issuance of preferred shares to an unaffiliated foundation called Stichting Van der Moolen Holding. The Stichting’s object is to safeguard our interests and those of our subsidiaries by acquiring and managing our preferred shares and by exercising the rights attaching to those shares, in particular the voting rights. We have entered into an agreement with the Stichting pursuant to which it has been granted a call option to acquire a sufficient number of preferred shares such that the Stichting could have voting rights equal to the total voting rights of the holders of our common and financing preferred shares taken together. Accordingly, the Stichting would be able to block or control all votes requiring an absolute majority of votes cast. See “Additional Information — Share Capital — Preferred shares”.

These and other provisions in our articles of association may have the effect of delaying, deterring or preventing a change in control that might otherwise be in the best interests of our shareholders, or may prevent us from offering our shareholders the opportunity to sell their common shares or ADSs at a premium over market prices that might otherwise prevail.

You may have difficulty protecting your rights as a shareholder and enforcing civil liabilities because we are a Dutch limited liability company.

We are incorporated under the laws of the Netherlands, and the members of our supervisory board and two of the three members of our management board are residents of jurisdictions outside the United States. As a result, it may not be possible for you to effect service of process within the United States upon us or these persons, or to enforce against us or these persons in courts in the United States, judgments of these courts predicated upon the civil liability provisions of United States securities laws. In addition, it is not clear whether a Dutch court would impose civil liability on us, members of our supervisory board or members of our management board in an original action based solely upon the federal securities laws of the United States brought in a court of competent jurisdiction in the Netherlands. Dutch law, furthermore, does not recognize a shareholder’s right to bring a derivative action on behalf of a company. See “Additional Information — Enforcement of Civil Liabilities”.

If you hold our ADSs, you will not be able to exercise certain shareholder rights.

ADS holders are not treated as shareholders and will not be able to exercise some shareholder rights. The Bank of New York is the holder of common shares underlying the ADSs. An ADS holder has those rights as set forth in a deposit agreement among us, The Bank of New York and the ADS holders dated October 17, 2001. These rights are different from those of holders of our common shares, including with respect to the receipt of information, the receipt of dividends or other distributions and the exercise of voting rights. In particular, an ADS holder must instruct The Bank of New York to vote the common shares underlying the ADSs, but only if we ask The Bank of New York to ask for the ADS holder’s instructions. As a result, it may be more difficult for you to exercise those rights. In addition, there are fees and expenses related to the issuance and cancellation of the ADSs.

Item 4: INFORMATION ON THE COMPANY

A.     History and Development of the Company

We were incorporated under the name Van der Moolen & Co. on July 1, 1892. Our business was originally organized in the form of a general partnership. On December 10, 1986, our business was contributed to a newly incorporated limited liability company (naamloze vennootschap) by a deed executed before Steven Perrick, civil law notary. The statement of no objection of the Minister of Justice in respect of our deed of incorporation was issued on December 8, 1986 under number N.V. 312.008.

Our corporate seat is in Amsterdam, the Netherlands, and we have our principal office at Keizersgracht 307, 1016 ED Amsterdam, the Netherlands and our telephone number is +31 20 535 6789.

For a description of our principal capital expenditures and divestitures, please see “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Capital Expenditure”.

B.     Business Overview

Our Company

We are a transatlantic securities trading firm that principally engages in the trading of equities, equity options, equity index options and bonds on some of the leading securities exchanges in the United States and Europe. Operating ten principal subsidiaries, we function as an “all systems trader”, providing liquidity in different time zones on exchange floors and electronic trading systems through our role as specialist or market maker. Acting as a counterparty to market professionals such as banks and brokerage firms, we transact an average of over 75,000 transactions a day. Through effective diversification of our activities and risks and adherence by our traders to disciplined trading policies, we were able to close 88% of the trading days in 2001 with a profit on trading, compared with 98% in 2000 and 93% in 1999.

We were founded in 1892 as a hoekman (specialist or jobber) on the Amsterdam Stock Exchange. We remained exclusively a hoekman for Dutch equities and bonds until 1978, when we began trading options on Amsterdam’s newly-formed options exchange. Since that time, we have continued to expand through the acquisition of businesses that either strengthened our operations in the markets in which we were already present or allowed us to enter additional geographic or product markets, such as options trading in London and Germany, specialist trading on the New York Stock Exchange, where we now operate the fifth largest specialist in terms of number of specialist assignments, and equity options trading on the American Stock Exchange through our subsidiary Cohen, Duffy, McGowan, which we acquired on July 11, 2001. We listed our shares on Euronext Amsterdam (at the time, the Amsterdam Stock Exchange) in 1986, and our shares have been included in the principal Dutch equity benchmark, the AEX Index, since March 4, 2002. We listed our shares in the form of American depositary shares on the New York Stock Exchange on October 18, 2001.

In addition to our acquisition of Cohen, Duffy, McGowan, during 2001 we also acquired on August 1, 2001 two New York Stock Exchange specialist firms, Stern & Kennedy and Scavone, McKenna, Cloud, and announced an agreement in principle to acquire a third New York Stock Exchange specialist firm, Lyden, Dolan, Nick. This transaction closed on March 1, 2002. We initiated remote access trading from Amsterdam on the Helsinki and Stockholm stock exchanges and established a specialized bond trading unit in London.

Our Key Strengths

We believe that our historical and future success as an “all systems trader” in the United States and Europe is and will continue to be based on the following factors:

Transatlantic and diversified trading operations. Through subsidiaries in the United States, Germany, the Netherlands and the United Kingdom, we trade on some of the world’s leading securities exchanges, including the New York Stock Exchange, the American Stock Exchange, the Deutsche Börse, the London Stock Exchange, Euronext Amsterdam, Euronext Paris, the Stockholm Stock Exchange and the Helsinki Stock Exchange. This has allowed us to diversify our revenue streams and develop invaluable insights into, and knowledge of, how to optimize trading performance on each of the exchanges on which we operate. We are also diversified in terms of instruments traded, since our subsidiaries trade equities, equity-related options and fixed income instruments in a number of markets. We are also able to leverage off of experiences in one market when considering how best to enter a new market or trade a new product. Furthermore, by operating on multiple exchanges, we are able to provide many dual-listed issuers with a comprehensive view of the trading activity in their securities and support an orderly trading market.

Strong position in the specialist market on the New York Stock Exchange. As measured by the number of common stock listings on December 31, 2001, we operate the fourth largest specialist on the New York Stock Exchange, with a market share of approximately 15.1% of the issues listed on the exchange at that date, after taking into account our acquisition of Lyden, Dolan, Nick on March 1, 2002. Our specialist book included three constituents of the Dow Jones Industrial Average index, eight constituents of the Standard & Poor’s 100 Index and 42 constituents of the Standard & Poor’s 500 Index. As a specialist on the exchange, we have the exclusive right to conduct the auction in the specialist stocks we represent. This unique position, together with our acting as specialist for some of the exchange’s more volatile and high volume stocks, has been central to our ability to generate strong revenue and profit growth. We expect to benefit from our high quality portfolio of specialist stocks, as we expect many of the companies for which we act as specialist to grow and the volume of their shares traded to increase.

Leading trading operations in Germany and the Netherlands. Through our German trading subsidiary, we operate one of the leading German equity trading desks. In the Netherlands, we operate a major independent equity trading firm with a long established presence on Euronext Amsterdam. By leveraging the expertise we have developed in these markets, we believe that we have been able to increase the number and types of securities that we trade in these markets, as well as to expand our remote-trading operations to other exchanges in Europe. We also believe that we will benefit from reduced trading and back office costs in 2002 following the consolidation of the Amsterdam, Paris and Brussels stock exchanges, which is scheduled to be completed in the second half of 2002.

Disciplined, successful and highly regarded team of traders. We devote substantial resources to training and retaining our skilled and experienced team of traders. We have instilled our traders with our disciplined trading and risk management policies. We believe that the adherence of our traders to these policies is largely responsible for our having been able to close 98% and 88% of our trading days in 2000 and 2001, respectively, with a positive trading result. With respect to our New York Stock Exchange operations in particular, we believe that our traders are some of the most highly regarded on the floor, as rated by their peers from other exchange specialists. We believe this results from our strong corporate culture, fosters employee retention and enhances our ability to attract new talent.

Strong capital base. We believe that the strength of our balance sheet provides us with significant flexibility to expand our operations and manage any future capital expenditure requirements. This means we have significant resources available to us to perform our obligations as specialist for an issuer’s stock.

Our Growth Strategy

We intend to continue to capitalize on high levels of volume and volatility on the exchanges on which we operate in order to grow our revenues and profits in line with our stated risk preferences and in the long term interests of our shareholders. In order to achieve this goal, we intend to employ the following strategies:

Expand our existing trading activities in markets in which we currently operate. We intend to expand our existing trading activities in the markets in which we currently operate by selectively hiring additional skilled traders and through the strategic acquisition of complementary businesses. For example, on March 1, 2002 we acquired New York Stock Exchange specialists Lyden, Dolan, Nick in order to increase the size of our specialist book, number of traders and market share of exchange-listed securities. In the first half of 2001, we also launched new marketing initiatives designed to attract additional specialist assignments from companies seeking to list on the New York Stock Exchange. We will continue to seek out appropriate opportunities to increase our market share of the products traded by our United States and European operations.

Trade new financial instruments in the markets in which we currently operate. We intend to increase our revenues and profitability by identifying new trading opportunities in the markets in which we currently operate. This will allow us to use our existing trading infrastructure and, where possible, traders to trade new instruments. Where we identify a trading opportunity that we believe we can exploit but for which we lack the in-house expertise, we will consider acquiring a team of traders with the relevant experience, as was the case when our London-based subsidiary hired a team of 24 employees in 2001 to specialize in the trading of fixed income instruments solely in “less-than-wholesale” size, or “odd lots”.

Enter markets in which we do not operate. We intend to enter new markets in which we do not currently trade, either by trading remotely from a location at which we already trade, through the acquisition of a local trading firm or by hiring a team of traders and joining the relevant exchange as a member. We believe that we are well positioned to leverage our trading expertise to enter new markets successfully. For example, on July 11, 2001 we acquired a 51% stake in Cohen, Duffy, McGowan, a specialist and market maker for equity options that trade on the American Stock Exchange. See “— Our Business — Cohen, Duffy, McGowan & Co., LLC”. We are actively reviewing opportunities in a number of European countries as well.

Increase capital employed by our traders. We intend selectively to increase the amount of capital available to our traders, while maintaining our disciplined trading and risk management policies. We believe this will increase our revenues by allowing our traders to execute larger buy and sell orders at more competitive prices, as well as to engage in larger arbitrage transactions. We will also continue to seek to retain our highly skilled workforce and attract new traders through competitive remuneration packages. In addition, we will continue to expend capital in order to maintain the quality of our technological infrastructure. This will allow us to improve our back office capabilities, which should reduce both administrative and trade failure costs.

Employ new trading techniques. We intend to capture additional revenues by using the specialized experience and knowledge base we have developed trading on multiple exchanges in the United States and Europe to develop new trading techniques involving instruments we currently trade, as well as instruments we have not traded in the past. For example, we actively seek inter-market arbitrage opportunities, and our arbitrage activities have increased significantly over the past two years.

Our Business

We operate our business through ten principal subsidiaries located in the United States and Europe. Our subsidiaries function on a largely autonomous basis, subject to our centrally established and monitored risk management policies and financial oversight. This structure allows us to incentivize the management and traders at our subsidiaries based on the operating performance of activities under their direct control, while providing a unified structure and risk profile to the group as a whole.

The activities of our subsidiaries are generally classified as “specialist”, “market maker” and “other”. These classifications are based broadly on the nature of the trading assignments of each subsidiary, although the lines of demarcation between these categories are not always firm. Further, many of our subsidiaries engage in proprietary trading, which we regard as a sub-category of market making. Proprietary trading is essentially any trading the primary purpose of which is not to enhance liquidity but to exploit price relationships, as for example in the case of arbitrage. These trading practices are sometimes referred to as “price-taking” trades, in contrast to the “price-making” trades involved in performing specialist or conventional market making services. Our subsidiaries generate revenues primarily by executing trades, either as agent or principal. They are compensated for agency services by commission charges, while their principal activities generate revenues from the difference between purchase and sale prices earned trading numerous times against counterparties over the course of a trading day. Accordingly, our revenues are largely driven by the volume and volatility of trading on the markets in which our subsidiaries operate. Increasing volume results in additional opportunities for our subsidiaries to trade, while increased volatility typically provides them with more opportunities to change their quotes or posted prices, thereby capturing trading interest. Both volume and volatility have been affected in recent years in the United States and Europe by a variety of factors, including:

•	the number of households investing in stocks;

•	an increase in the amount of assets managed through retirement plans, mutual funds, annuity and insurance products, index funds and other institutional investment vehicles;

•	the increased popularity and use of computerized trading, hedging and other derivative strategies;

•	an increase in IPOs and spin-offs and an increase in listings of foreign companies;

•	higher equity portfolio turnover by individuals and institutional investors as a result of lower commission rates and other transaction costs;

•	the introduction of on-line trading;

•	trading in smaller price increments; and

•	changes to German tax legislation which have encouraged the sale of cross-holdings in other German companies.

These factors have, in turn, been influenced by low interest rates and low levels of inflation in the United States and Europe and, more recently, by market turbulence caused by the general slowdown of the United States and European economies.

In the case of the United States, trading in decimals is now required on the New York Stock Exchange, the American Stock Exchange and NASDAQ. Experience to date with trading in decimals suggests it has contributed to growth in trading volume on the New York Stock Exchange. Decimal trading has been in place for a number of years on all the European exchanges on which we operate.

The following is a discussion of the business activities of each of our principal subsidiaries.

Van der Moolen Specialists USA, LLC

Van der Moolen Specialists USA, in which we hold a 75% interest, is our largest subsidiary in terms of contribution to our revenues. It is one of the leading specialist firms on the New York Stock Exchange in terms of profitability, capital devoted to specialist services, revenue and number of specialist assignments, according to data provided by the New York Stock Exchange. For the year ended December 31, 2001, Van der Moolen Specialists USA accounted for €262.4 million, or 78.5%, of our total revenues.

Specialist activities

Market background. The New York Stock Exchange is currently the largest securities market in the world in terms of capitalization and trading volume. The market capitalization of all shares listed on the New York Stock Exchange increased from approximately $7.3 trillion at December 31, 1996 to approximately $11.7 trillion at December 31, 2001, representing a compound annual growth rate of 9.9%. During that period, the number of common stocks listed on the New York Stock Exchange decreased from 2,769 at the end of 1996 to 2,567 at the end of 2001 as a result of de-listings and mergers offsetting new listings and spin-offs. The U.S. market for equity securities has experienced dramatic growth in trading volumes, as evidenced by the increase in average daily trading volume on the New York Stock Exchange from 91.2 million shares in 1984 to 1,201.2 million shares in 2001, which represented a compound annual growth rate of 16.4%.

All trading of securities on the New York Stock Exchange is conducted through a continuous auction process in which open bids to buy and open offers to sell are made by New York Stock Exchange members, acting as principals for their own accounts or as agents for institutions or individual investors. Buy and sell orders meet directly on the trading floor through this auction process, and prices are determined by the interplay of supply and demand. The auction process for each security is managed by one specialist for that security. The specialist is a member broker-dealer who is granted the exclusive role to conduct the auction in order to maintain a fair and orderly market in its specialist stocks.

Specialist firms conduct their auctions at specific trading posts located on the floor of the New York Stock Exchange. While New York Stock Exchange specialists receive orders for trades from brokers on the floor of the New York Stock Exchange, the vast majority of orders are routed through the New York Stock Exchange’s electronic order flow system, SuperDOT, although the individual size of these orders is limited. The preponderance of large orders and, accordingly, the majority of trading volume continues to be transacted on the floor of the exchange. Because each specialist firm runs the auction in its specialist stocks, it knows of all New York Stock Exchange bids and offers in its specialist stocks on the New York Stock Exchange floor and through SuperDOT and thereby gathers orders to price its stocks appropriately. The commercial attraction of acting as a specialist on the New York Stock Exchange, as well as acting as a specialist in other markets, is that it results in a guaranteed flow of orders to the specialist firm against which it can trade.

Specialist firms compete for the right to act as specialists for stocks through an allocation process organized by the New York Stock Exchange. As part of this process, the New York Stock Exchange’s allocation committee selects three to five potential specialist firms that it deems suitable for the stock, based on criteria specified by the listing company. The listing company may choose to have the committee select a specialist on its behalf or it may choose to interview each specialist firm identified by the allocation committee and select the winning firm itself.

When assigned a particular stock, the specialist firm accepts specific obligations. The specialist firm’s role is to maintain, as far as practicable, trading in the stock that will be fair and orderly. This implies that trading in the assigned share will have reasonable depth and price continuity, so that, under normal circumstances, a customer can buy or sell a stock in a manner consistent with market conditions. A specialist firm helps market participants achieve price improvement on their trades because the best bids and offers are discovered through the auction process. In any given transaction, the specialist firm may act as:

•	an auctioneer by setting opening prices for its specialist stocks and by matching the highest bids with the lowest offers, permitting buyers and sellers to trade directly with each other;

•	a facilitator bringing together buyers and sellers who are unaware of each other in order to execute a trade which would not otherwise occur;

•	an agent for broker-dealers who wish to execute transactions as instructed by their customers (typically, these orders are limit orders entrusted to the specialist at prices above or below the current market price); or

•	a principal using its own capital to buy or sell stocks for its own account.

The specialist firm’s decision to buy or sell shares of its specialist stocks as principal for its own account may be based on obligation or inclination. For example, the specialist firm may be obliged to buy or sell its specialist stock to counter short-term imbalances in the prevailing market, thus helping to maintain a fair and orderly market in that stock. At other times, the specialist firm may be inclined to buy or sell the stock as principal based on its perception of attractive opportunities to make profitable trades. The specialist firm may trade at its election so long as the trade will not interfere with a fair and orderly market and the specialist complies with New York Stock Exchange rules governing the trading of its specialist stocks.

In actively-traded stocks, the specialist firm continually buys and sells its specialist stocks at varying prices throughout each trading day. The specialist firm’s goal and expectation is to profit from differences between the prices at which it buys and sells these stocks through the use of its own capital. In addition, specialists may receive commissions for handling transactions in a security as agent. In fulfilling its specialist obligations, however, the specialist firm may, at times, be obliged to trade against the market, which is likely to result in unprofitable trades. In addition, the specialist firm’s trading practices are subject to a number of restrictions, as described in “Business — Regulation — The United States”.

The majority of trades in New York Stock Exchange-listed stocks take place through New York Stock Exchange specialist firms. Trades in New York Stock Exchange-listed stocks are also generally effected as follows:

•	some stocks are listed on multiple exchanges, such as regional exchanges and non-U.S. exchanges, and trades take place on those exchanges; and

•	both New York Stock Exchange members and non-members may trade New York Stock Exchange-listed stocks off the New York Stock Exchange in the over-the-counter market.

The accelerating growth of trading volume and the increase in stock prices on the New York Stock Exchange in the 1990s has increased the demands upon specialists. In order to fulfill their obligations, specialists are required to execute a greater number of trades in a shorter period of time with greater price volatility. In addition, specialists are called upon to take larger positions in their specialist stocks. These factors, in addition to the demands of technology investment, have increased specialists’ capital requirements. Consequently, the specialist industry has experienced a period of consolidation over the past five years, with the number of specialist firms on the New York Stock Exchange having declined from 37 as of December 31, 1996 to eight as of March 1, 2002.

Business activities. As of December 31, 2001, Van der Moolen Specialists USA had 62 specialists, each of whom were members of the New York Stock Exchange and 51 of whom were partners of the firm. These specialists act on behalf of listed companies that operate in a variety of industries, including financial services, media, oil and gas, retail, technology, pharmaceutical and telecommunications. As of December 31, 2001, Van der Moolen Specialists USA served as specialist for 388 issues, or approximately 15.1% of the issues listed on the New York Stock Exchange (including the assignments acquired with the acquisition of Lyden, Dolan, Nick on March 1, 2002), including three of the 30 companies comprising the Dow Jones Industrial Average and 42 of the companies included in the Standard & Poor’s 500 Index. Of the 388 specialist assignments, 11 were for Canadian issuers and 44 were for other non-U.S. issuers.

The following is a list of the 50 largest listed companies for which Van der Moolen Specialists USA had the specialist assignment as of March 25, 2002 in order of their respective global market capitalizations (in $ millions):

Company	Market Cap	Company	Market Cap

Pfizer	254,675	Masco	12,207
Eli Lilly	88,520	Stryker	11,624
Wyeth	86,773	Vivendi Environment	10,995
UBS (GDR)	61,887	ACE Ltd.	11,037
Walt Disney Co.	47,823	McKesson	11,035
SAP (ADR)	46,857	Danaher	10,688
Banco Santander Central Hispano (ADR)	38,906	Intimate Brands	9,731
FleetBoston Financial	37,574	Golden West Financial	9,701
Hewlett-Packard	35,263	The Limited	9,292
Canon (ADR)	32,220	SunGard Data Systems	9,182
E.On (ADR)	34,123	Norfolk Southern	9,068
Duke Energy	31,398	Newell Rubbermaid	8,937
International Paper	26,404	MBIA	7,991
Hitachi (ADR)	24,083	Fiat (ADR)	7,636
Kohl’s	23,467	Apache Corp.	7,628
Cox Communications	22,701	Starwood Hotels and Resorts Worldwide	7,544
HCA	21,894	Hellenic Telecommunications (ADR)	7,520
British Sky Broadcasting Group (ADR)	21,012	BOC Group (ADR)	7,471
Cendant	19,483	Textron	7,089
Harley-Davidson	16,401	Marshall & Ilsley	6,454
Repsol YPF (ADR)	16,018	Kerr-McGee	6,127
Nortel Networks	14,462	SPX	5,859
Novo Nordisk (ADR)	13,854	Family Dollar Stores	5,715
ConAgra Foods	12,743	Tiffany & Co.	5,192
Guidant	12,629	Darden Restaurants	4,427

Source: Bloomberg.

During 2001, Van der Moolen Specialists USA was selected to act as the specialist for Alliance Data Systems, Burhmann, Chico’s FAS, Converium, CP Ships, Movado, PFF bankcorp and Vivendi Environment. As a result of the acquisition of New York Stock Exchange specialists Stern & Kennedy and Scavone, McKenna, Cloud by Van der Moolen Specialists USA in August 2001, we added 83 additional companies to Van der Moolen Specialists USA’s specialist book.

As part of our strategy to further solidify the position of Van der Moolen Specialists USA as one of the New York Stock Exchange’s largest specialists, on March 1, 2002 we acquired an additional New York Stock Exchange specialist firm, Lyden, Dolan, Nick, the operations of which have been merged into Van der Moolen Specialists USA. See “Operating and Financial Review and Prospects — Capital Expenditure”. As a result of this acquisition, Van der Moolen Specialists USA’s specialist book increased by a further 81 issuers, of which four, Duke Energy, Apache Corp., HCA and Dana Corp. are components of the Standard & Poor’s 500 Index, and the number of its specialist traders increased by 13.

Like other New York Stock Exchange specialist firms, Van der Moolen Specialists USA is also assigned specialist roles in listed corporate bonds. This activity is minor compared to its New York Stock Exchange equity business.

Market making activities

In its “upstairs” trading activities, Van der Moolen Specialists USA trades for its own account in shares for which it lacks a specialist assignment. Shares are selected for this trading activity based on its judgment of how profitable such trading will be, rather than through any exchange managed allocation process. These shares consist principally of New York Stock Exchange-listed shares for which Van der Moolen Specialists USA is not the specialist, but also include shares traded on Nasdaq and, for purposes of arbitrage, shares traded in non-U.S. markets. In this activity, Van der Moolen Specialists USA trades competitively with all other New York Stock Exchange member firms, whether specialists or otherwise, capturing revenue either through arbitrage or by competing on the basis of price to execute orders that enter the market from investors.

Other activities

Van der Moolen Specialists USA also engages in securities lending and borrowing. This activity involves borrowing shares primarily from custodians and lending them on primarily to other broker-dealers for purposes of accomplishing a delivery that would otherwise fail or to allow counterparties to sell shares short. Lending activities of this kind are carried out on a matched principal basis, in accordance with applicable U.S. legal and accounting standards. While Van der Moolen Specialists USA is exposed to the risk of these loans, they are secured by collateral which is typically in excess of 100% of the value of the underlying contract, so the risk is limited to mark-to-market variations. Exposure on these loans is marked to market and collateral is adjusted accordingly on a daily basis, and Van der Moolen Specialists USA regularly monitors counterparty quality. Van der Moolen Specialists USA also engages in execution brokerage by executing orders on behalf of third party firms that are members of the National Association of Securities Dealers, Inc., and performs limited securities clearing services for third parties.

We established Van der Moolen Specialists in July 1999 by integrating the operations of our three majority owned New York Stock Exchange specialists, Surnamer, Weissman & Co. LLC, Einhorn & Co. LLC and Lawrence, O’Donnell, Marcus LLC. We began to acquire interests in these companies in April 1997, April 1998 and October 1998, respectively. In June 2000, August 2001 and March 2002, we further bolstered our New York Stock Exchange specialist operations through the acquisition and combination of Fagenson, Frankel & Streicher LLC, Scavone, McKenna, Cloud, Stern & Kennedy and Lyden, Dolan, Nick into Van der Moolen Specialists USA. Van der Moolen Specialists USA is owned by us (75%) and by 67 individual members. Its individual members are also employees of the company, and include its senior managers and senior traders. We believe this shareholding structure helps align their economic interests with those of the Van der Moolen group, and fosters continued loyalty and retention. Van der Moolen Specialists USA operates from offices located in New York City.

Van der Moolen Effecten Specialist B.V.

Van der Moolen Effecten is a major independent equity trading firm on Euronext Amsterdam, and was our second largest subsidiary in terms of contribution to our 2001 revenues. For the year ended December 31, 2001, Van der Moolen Effecten accounted for €32.6 million, or 9.8%,of our total revenues.

Market making activities

Market background. Euronext Amsterdam is the sixth largest equity market in Europe, ranking sixth in market capitalization behind the London Stock Exchange, Euronext Paris, Deutsche Börse, SWX Swiss Exchanges and the Borsa Italiana, respectively, on December 31, 2001. The market capitalization of all shares listed on Euronext Amsterdam increased from €282.3 billion as of December 31, 1996 to €565.6 billion as of December 31, 2001, representing a compound annual growth rate of 14.9%. The number of companies listed on Euronext Amsterdam increased from 164 at the end of 1996 to 167 domestic issuers at the end of 2001, excluding investment funds. The Dutch market for equity securities has also experienced increased growth in trading activity, with average daily value of trading on Euronext Amsterdam rising from €1.1 billion in 1996 to €4.7 billion in 2001.

The equity trading structure of Euronext Amsterdam changed dramatically in 2001, following the merger of the former Amsterdam, Paris and Brussels stock exchanges that formed Euronext in September 2000. One of the key reasons for the merger was to unify the trading structures of these three exchanges, and the resulting changes were implemented in late October 2001. These changes resulted in the elimination of the specialist function in Amsterdam; prior to this change, Van der Moolen Effecten was the largest equity specialist, or “hoekman”, on the Amsterdam exchange. Trading firms that formerly had specialist assignments now function as they previously did with respect to shares for which they did not have specialist assignments. Amsterdam’s previous trading infrastructure was replaced by NSC, an electronic exchange platform originally developed for the Bourse de Paris. Through NSC, traders are able to trade securities listed in Paris and Brussels, as well as in Amsterdam, by entering orders into NSC’s electronic public central limit order book alongside the orders placed there by any other member firm. Although specialist firms lost the opportunity to capture commission revenues for certain types of trading, they are no longer be required to post firm quotes in shares.

Some of the hoekman firms have used this opportunity to launch brokerage activities, a line of business from which they had previously been excluded. However, based on Van der Moolen Effecten’s success as a market maker in shares for which it did not have the hoekman assignment, it has continued to operate as an independent trading firm. We believe that the loss of the specialist’s privileges and the relatively small amount of commission income that has recently been generated by its specialist activities (€7.0 million in 2000 and €5.2 million in 2001, or 1.6% and 1.6%, respectively, of our total revenues) will be offset by the improved access to French and Belgian trading opportunities that Euronext will provide, back office savings which we expect to realize in 2002 through the introduction of a central counterparty, economies of scale resulting from the greater number of transactions the combined markets are expected to have, and the opportunity to reallocate capital and personnel from existing, marginally profitable specialist assignments to new shares that are more attractive to trade.

Business activities

Van der Moolen Effecten’s market making activities consist of trading as principal for its own account in most of the actively traded shares in Amsterdam, as well as arbitraging Dutch shares against related instruments such as ADRs. In addition, Van der Moolen Effecten trades on the Deutsche Börse, the Stockholm and Helsinki Stock Exchanges and, with the launch of the Euronext platform in late October 2001, has begun to trade French shares and also intends to trade Belgian and possibly Portuguese shares. Van der Moolen Effecten also engages in limited execution brokerage on behalf of other Euronext Amsterdam member firms, and, since January 30, 2001, is the Dutch market maker for Jiway, a U.K. Registered Investment Exchange, through which non-members of Euronext Amsterdam can execute orders in Amsterdam and other equity markets.

Van der Moolen Effecten was incorporated in 1989 through our consolidation of a number of hoekman firms that we had acquired since our inception. It operates from offices located in Amsterdam.

Van der Moolen Trading GmbH

Our activities in German and Swiss equities and equity-related options are primarily carried out by Van der Moolen Trading, our third largest subsidiary in terms of contribution to our 2001 revenues. Van der Moolen Trading changed its name from Agon Wertpapierhandelsgesellschaft mbH on August 29, 2001. For the year ended December 31, 2001, Van der Moolen Trading accounted for €29.1 million, or 8.7%, of our total revenues.

Van der Moolen Trading trades on the Deutsche Börse, the Neuer Markt (a specialist sub-section of the Deutsche Börse for high growth companies) the SWX Swiss Exchanges and on Eurex, the combined German/Swiss derivatives exchange. On December 31, 2001, the Deutsche Börse and SWX Swiss Exchanges were, respectively, Europe’s third and fourth largest equity markets by capitalization, and Eurex was the world’s largest derivatives exchange in terms of number of contracts traded during 2001. Each of the Deutsche Börse and its Neuer Markt sub-segment, the SWX Swiss Exchanges and Eurex offer electronic trading platforms with public central limit order books. For the most part, members’ orders interact directly with each other, without facilitation by a specialist or other exchange-designated trading intermediary. However, some German shares, primarily less-liquid ones, are assigned a trading representative on the Deutsche Börse known as a Betreuer. A Betreuer’s privileges and responsibilities are not as extensive as a specialist’s on the New York Stock Exchange, but it is required to run the auction in its assigned shares. The Betreuer may participate as principal in the auctions it conducts.

Van der Moolen Trading is one of the more active trading firms on Xetra, the Deutsche Börse’s electronic trading platform, on which the bulk of trading activity in German shares takes place. A smaller part of Van der Moolen Trading’s activity involves trading under obligations or restrictions than is typical of most of our other trading subsidiaries. By acting more often as a “price-taker” rather than as a “price-maker”, Van der Moolen Trading frequently trades in response to price movements in the market, rather than providing facilitating quotes against which the market can trade. By determining for itself the manner in which it will trade various instruments, Van der Moolen Trading is less reliant than most of our other trading subsidiaries on rising market volumes in specific issues to create revenue-generating opportunities. However, Van der Moolen Trading is subject to the same trading disciplines and risk management oversight that apply to our other operating subsidiaries.

Van der Moolen Trading operates from offices located in Cologne.

Van der Moolen Options USA, LLC

Our U.S. equity options activities on the Chicago Board Options Exchange, Philadelphia Stock Exchange and the International Securities Exchange are conducted by our U.S. subsidiary, Van der Moolen Options USA (previously Tague Van der Moolen). For the year ended December 31, 2001, Van der Moolen Options USA accounted for € 9.1 million, or 2.7%, of our total revenues.

Van der Moolen Options USA operates on the Chicago Board Options Exchange and the Philadelphia Stock Exchange, which are floor-based, open-outcry markets, as well as the International Securities Exchange, which was launched on May 26, 2000 and is a purely electronic trading platform. In floor-based options trading on the Chicago Board Options Exchange and the Philadelphia Stock Exchange, traders compete directly with each other for orders and there is no central limit order book. Price formation is accomplished by individual traders competing to fill interest that reaches the floor from investors or by trading with each other.

On the International Securities Exchange, traders enter firm quotes in an electronic central limit order book from their offices, and orders entering the market execute at the best price in the order book.

Each of these markets offers a specialist-like trading function. Assigned primary market makers for options on the Philadelphia Stock Exchange are in fact known as “specialists”, while they are called “designated primary market makers” on the Chicago Board Options Exchange and “primary market makers” on the International Securities Exchange. The firms that perform specialist-like functions in all three markets are selected through allocation processes run by the individual exchanges. Specialist and designated primary market maker assignments on the Philadelphia Stock Exchange and Chicago Board Options Exchange, respectively, involve exclusive assignments to particular options series, which require the holder of that assignment to manage the auction process and use its own capital to initiate trading when it has halted. On the International Securities Exchange, Van der Moolen Options USA does not perform the primary market maker function, but serves as a “competitive market maker”, which is not an exclusive function and does not involve assignment to specific series. Instead, several firms are assigned “bins” of securities, and they are required to make markets in at least 60% of the series contained in each “bin”. Van der Moolen Options USA has two such “bins”, which include Compaq, DuPont, Ericsson, General Motors, Gillette and Merck. In addition, the competitive market maker does not have an auction management function, and is only required to maintain continuous quotations. Van der Moolen Options USA generally pursues specialist-like assignments because they provide a natural flow of orders against which it can trade but chooses to take a more cautious approach with respect to the International Securities Exchange.

Van der Moolen Options USA’s market making revenues are comprised of arbitrage between options, between options and the underlying shares, and competitive trading against orders that reach the floor. The preponderance of its specialist option trading revenue on the exchanges where it operates is derived from dealer profits, with only a small fraction generated from agency commissions. In 2001, Van der Moolen Options USA added a further three assignments in Philadelphia and one in Chicago. As of December 31, 2001, Van der Moolen Options USA was the specialist on the Philadelphia Stock Exchange for 60 option series and the designated primary market maker on the Chicago Board Options Exchange for 49 option series. Van der Moolen Options USA also maintains an office in Germany to trade as a market maker on Eurex, and generated revenues of €2.9 million and €1.4 million from this activity in 2000 and 2001, respectively.

Van der Moolen Options USA was formed in April 1999. On October 1, 2001, we increased our ownership interest in the company to 100% following our acquisition of the outstanding 17% interest held by minority shareholders.

Van der Moolen Opties Amsterdam B.V.

Our activities trading equity-related options listed on Euronext Amsterdam are carried out by Van der Moolen Opties Amsterdam. For the year ended December 31, 2001, Van der Moolen Opties Amsterdam accounted for a trading loss of €3.5 million. Van der Moolen Opties Amsterdam is a pure market maker and produces no specialist or other revenues.

Options trading in Amsterdam is currently in transition from a floor-based trading system, with trades taking place by open-outcry in pits on the exchange floor, to an electronic system where trades are entered from screens into a central order book. Traders on the floor compete directly with each other for orders delivered to the floor by brokers, and there is no central limit order book. Price formation on the floor is accomplished by individual traders competing to fill interest that reaches the floor from investors or by trading with each other. Amsterdam’s legacy floor trading model was largely based on the model used on open outcry options exchanges in the United States.

The Amsterdam options market has historically been dominated by demand from retail investors, and we have no brokerage activities with which to serve them. Accordingly, we have no natural flow of orders from such investors and our trading activities consist largely of competing on the floor for trade and arbitrage between options, and between options and the underlying shares into which they may be exercised.

As a result of the Euronext merger, the floor trading model previously in use in Amsterdam is in the process of being phased out. Trading in equity and equity index options began to move off-floor during the fourth quarter of 2001. Trading on those option series that have migrated is now effected through an electronic central order book, which is accessed remotely from participants’ offices. This change has motivated changes in the trading strategies we use for options, and we expect, if these strategies prove to be successful, that we will apply them in other European option markets as well. The transition to screen-based trading is expected to be complete by the end of 2002.

Van der Moolen Opties Amsterdam conducts its business from offices located in Amsterdam.

Van der Moolen U.K., Ltd.

On February 28, 2002, we separated the equity activities of this unit into a new subsidiary, Van der Moolen Equities Ltd., leaving Van der Moolen U.K. Ltd. involved solely in trading fixed income products. For the year ended December 31, 2001, the combined equity and fixed income activities of Van der Moolen U.K. accounted for €10.0 million, or 3.0%, of our total revenues.

On February 8, 2001, we announced the creation of a new bond trading operation following the hiring of a team of 24 employees who specialize in trading bonds. This operation began trading in London in late May 2001. Bond markets are inter-dealer markets, without an established exchange structure, in which professional traders typically deal by direct telephonic negotiation in amounts of at least €1 million or €5 million, depending on the instrument being traded. Van der Moolen U.K. does not participate in this “wholesale” market, but instead makes markets in sovereign and corporate fixed income instruments solely in “less-than-wholesale” size (“odd lots”), offering firm price quotes which can be accepted electronically over Bloomberg™. This provides professional counterparties with the ability to transact against firm prices in smaller sizes than are typically traded in the wholesale market, allowing them to round out their positions and fill private client orders. Issues traded by Van der Moolen U.K. include liquid European government, corporate and transnational debt of investment grade quality, as well as U.S. Treasury instruments. Van der Moolen U.K. is also considering extending these activities to include retail-size market making in bonds on certain regulated exchanges in Europe. Revenues from Van der Moolen U.K.’s bond trading are earned principally from the spread between bid and offer prices.

Van der Moolen U.K. was established in 1988 and operates from offices located in London.

Van der Moolen Equities Ltd.

Van der Moolen’s U.K. equity activities consist of trading for its own account in SETS, the order driven trading platform for large and mid-capitalization U.K. shares, and of acting as an arbitrageur between London-listed shares or ADSs and ADSs on London-listed shares or foreign shares traded in other markets. Although Van der Moolen U.K. does not currently trade equity-related options, it is considering doing so in the future. Van der Moolen Equities is a member of Liffe, the London Stock Exchange and Euronext. The London Stock Exchange was Europe’s largest stock market by capitalization on December 31, 2001, and Liffe was Europe’s second largest derivatives exchange by contract volume in 2001.

All of Van der Moolen’s U.K. equity activities are classified by us as market making under the definition set out in “Information on the Company — Our Business”. However, Van der Moolen Equities is not classified as a market maker as that term is defined for regulatory purposes by the London Stock Exchange. Revenues from Van der Moolen Equities’ activities are principally comprised of spreads earned trading within the central limit order book and arbitrage activities, particularly between U.K.-listed shares and their corresponding ADSs or between U.K. listings of non-U.K. shares and the foreign underlying shares.

Van der Moolen Equities Ltd. was established on February 28, 2002, after separation of its activities from Van der Moolen U.K., and operates from offices located in London.

Van der Moolen Obligaties B.V.

Prior to Amsterdam’s migration to its new trading platform, Van der Moolen Obligaties acted as a specialist in respect of a large number of Euronext Amsterdam-listed bonds, an activity that contributed €4.9 million, or 1.5% of our total revenues for the year ended December 31, 2001. Since the new trading system no longer supports the specialist structure, this unit has negotiated a commission arrangement with most other Dutch banks and brokerage firms, which compensates it similarly to the way it generated revenues as a specialist. Its activity consists of making liquidity in bonds available in “less-than-wholesale” size through the exchange, largely for the benefit of private clients’ orders. While this is not currently a large activity, we expect that the Euronext merger may offer opportunities for this subsidiary to begin trading bonds of French and Belgian issuers as well as its current Dutch book of business. Commissions accounted for 51.0% of Van der Moolen Obligaties’ revenues in 2001.

Van der Moolen Obligaties was incorporated in 1982 through the integration of the operations of certain of our hoekman firms. It operates from offices located in Amsterdam.

Cohen, Duffy, McGowan & Co., LLC

On July 11, 2001, we acquired a 51% stake in Cohen, Duffy, McGowan & Co., LLC, a specialist and market maker firm that trades equity options on the American Stock Exchange, as well as a 24.9% interest in Cohen, Duffy, McGowan Specialists, LLC, a new broker-dealer subsidiary of Cohen, Duffy, McGowan’s parent company, for total aggregate consideration of $59.5 million (€66.8 million). Cohen, Duffy, McGowan realized a trading loss of €10.4 million during the period from July 11, 2001 to December 31, 2001.

Cohen, Duffy, McGowan was founded in 1972 and acts as a specialist and market maker on the American Stock Exchange. The American Stock Exchange is the second largest options exchange in the United States. It traded 205 million options contracts in 2001, a 1% decline from the previous year’s record volume. The American Stock Exchange has a floor-based specialist system and is installing a 100% electronic, screen-based trading system for its options floor. The system is expected to be implemented in the second half of 2002.

As of December 31, 2001, Cohen, Duffy, McGowan had a market share of approximately 12% of the total contract volume of the American Stock Exchange. It acts as specialist for 150 options series, including 3M, Deutsche Telekom, Exxon Mobil, General Electric, Goldman Sachs, Home Depot, Kellogg & Co, Lucent, Merck, Philip Morris, SBC Communications, Sun Microsystems and United Parcel Service. The underlying shares of seven of the options series for which it acts as specialist are components of the Dow Jones Industrial Average, 33 are components of the Standard & Poor’s 500 Index and eleven are components of the Nasdaq 100 Index.

Cohen, Duffy, McGowan operates as an independent subsidiary within the Van der Moolen group, with the 11 pre-acquisition individual members of Cohen, Duffy, McGowan continuing to remain active in the management of the business. In order to comply with applicable regulations, any options for which Cohen, Duffy, McGowan acts as specialist, the underlying stock for which Van der Moolen Specialists USA acts as specialist, were transferred to Cohen, Duffy, McGowan Specialists, LLC, the new broker-dealer subsidiary of Cohen, Duffy, McGowan’s parent company, in which we purchased a minority interest. Following our acquisition of Cohen, Duffy, McGowan, three options assignments for which it acted as specialist were transferred to this new company: Cox Communications, Inc., Harley-Davidson, Inc. and Nortel Networks Corporation.

Technology

Technology is critical to the continued success of our operations. We have spent approximately €3.0 million annually on our technology systems in 1999 and 2000, and €3.5 million in 2001. Of our 508 employees at December 31, 2001, 16 were dedicated to the development and maintenance of our technology.

Our primary systems vary from subsidiary to subsidiary, as they must conform to local market infrastructure as well as the individual subsidiary’s requirements. Therefore, the primary responsibility for overseeing the integrity of these systems rests with each of our subsidiaries, although we coordinate and oversee the integration of these systems throughout the group. In New York, Van der Moolen Specialists USA’s primary systems are comprised of the New York Stock Exchange-supplied specialist trading terminals and position reporting system terminals. The New York Stock Exchange terminals are located on the trading floor and in Van der Moolen Specialists USA’s offices, and allow it to monitor its trading profits and losses as well as its positions. Van der Moolen Specialists USA has also developed software that allows it to monitor profits, losses and trading positions in the event that the New York Stock Exchange-provided systems fail. Similar reporting systems have been constructed based on data feeds from the clearing banks that work with our other subsidiaries. Together, these systems allow our subsidiaries to monitor, on a real-time basis, their profits and losses along with their trading positions on all of the exchanges on which they trade. The system Van der Moolen has chosen for Amsterdam, as well as for Van der Moolen U.K. and Van der Moolen Trading, is produced by RTS Real-Time Systems A.G. Van der Moolen Options has developed its own “front end” software of this type. The remaining open-outcry activities of Van der Moolen Opties Amsterdam rely on exchange-supplied systems as well as software supplied by Eramco Systems B.V., while the screen-based trading is also carried out through an RTS system. Van der Moolen U.K.’s bond activities use software from a number of providers to price transactions, execute them and process them.

We have back-up disaster recovery systems, which operate as mirror images of our primary computer systems. We have a direct connection between the primary and back-up systems that we utilize to back-up all data on an hourly basis. We regularly stress test our systems to ensure that an increase in trading volume will not affect performance. We have not experienced any material system failure to date.

Regulation

Our businesses and the securities industries in which they operate are subject to an extensive range of laws, rules and regulations in the United States and Europe that are promulgated by various governmental and quasi-governmental agencies and self-regulatory organizations. The laws, rules and regulations with which we must comply include those relating to financial reporting requirements, trade practices, capital structure requirements, record retention requirements and the conduct of our directors, officers and employees. Failure to comply with any of these laws, rules or regulations could result in censure, fine, loss of required registrations or licenses, loss of the right to act as a specialist or market maker in a particular security, the issuance of cease-and-desist orders or the suspension or disqualification of our directors, officers or employees, and other adverse consequences, which could have an adverse effect on our business.

The regulatory environment in which our businesses operate is subject to regular change. Additional legislation and regulations, changes in rules promulgated by the exchanges on which we operate, other government agencies or self regulatory organizations, or changes in interpretation or enforcement of existing laws and rules may adversely affect the manner of operation and profitability of our operations. We cannot predict the effect any such changes may have. Both regulations applicable to us and regulations of general application could have a material adverse effect on our business, financial condition and operating results.

The United States

Rules governing our specialist activities on the New York Stock Exchange

As a New York Stock Exchange specialist firm, Van der Moolen Specialists USA is under constant review by the New York Stock Exchange on all aspects of its operations and financial condition. It is also subject to stringent rules mandated and approved by the SEC, and enforced by the New York Stock Exchange and the SEC.

Under the New York Stock Exchange rules, a specialist has a duty to maintain, as far as practicable, a fair and orderly market in its specialist stocks. In order to fulfill its obligations, the specialist must at times trade for its own account, even when doing so may adversely affect the specialist’s profitability. In addition, under some circumstances, the specialist is prohibited from making trades as principal in its specialist stocks. As part of the price discovery mechanism implemented by the New York Stock Exchange, every specialist transaction is published immediately on the tape and is broadcast to the general public. The New York Stock Exchange’s Market Surveillance Division examines specialists’ trading in all stocks, every trading day, including specialists’ decisions to trade or to not trade as principal. The specialist’s obligations are briefly described below.

Requirement to trade as principal. A specialist must buy and sell securities as principal when necessary to minimize an actual or reasonably anticipated short-term imbalance between supply and demand in the auction market. The specialist must effect these transactions when their absence could result in an unreasonable lack of continuity and/or depth in their specialist stocks. The specialist is not expected to act as a barrier in a rising market or a support in a falling market, but must use its own judgment to try to keep such price increases and declines equitable and consistent with market conditions.

A specialist must assure that the stocks assigned to it trade in an orderly fashion, and this may require making firm and continuous two-sided quotations that accurately reflect market conditions where third party orders are absent from the order book. In making these quotations, the specialist’s transactions are calculated to contribute to the maintenance of price continuity with reasonable depth. The following discussion is intended to illustrate how a specialist acts as principal to maintain price continuity:

The most recent sale in a listed stock was $50.00. The best public bid (to buy) on the specialist’s book is $49.75 and the best public offer (to sell) on the book is $50.25. A broker who wants to buy 100 shares at the market without a specialist would purchase at $50.25, the offer price. Similarly, a broker seeking to sell 100 shares without a specialist would receive $49.75, the bid price. The specialist, who is expected to provide reasonable price continuity, in this case might narrow the quote spread by offering or bidding for stock for its own account. In this instance, the broker who wants to buy 100 shares might buy at $50.12 from the specialist, as opposed to buying the same amount of shares from the best offer of $50.25, thereby providing price improvement to the ultimate customer. In the next trade, a broker willing to sell 100 shares might sell to the specialist at $50.00, as opposed to selling to the best available bid of $49.75, again providing price improvement for the customer.

Trading restrictions. In trading for its own account, the specialist must avoid initiating a market-destabilizing transaction. All purchases and sales must be reasonably necessary to permit the specialist to maintain, as far as practicable, a fair and orderly market in its specialist stocks. In addition, the specialist must comply with the following trading requirements:

•	A specialist must first satisfy a customer’s market buy order (an order to buy at the prevailing market price) before buying any stock for its own account. Similarly, a specialist must first satisfy a customer’s market sell order (an order to sell at the prevailing market price) before selling any stock for its own account.

•	A specialist must first satisfy a customer’s limit order held by it before buying or selling at the same price for its own account. A limit order is an order either to buy only at or below a specified price, or to sell only at or above a specified price.

•	If a public buyer wants to buy at a particular price and a seller wants to sell at the same price, the buyer and seller trade directly with each other, and the specialist should not interfere in the transaction.

•	The specialist does not charge commissions for trades that are matched by the Automated Order Routing System within five minutes from the time the order is taken.

•	Except in some circumstances in less active markets, the specialist may not, without permission from a New York Stock Exchange official, initiate “destabilizing trades” as defined in the New York Stock Exchange Rules for its own account which cause the stock price to rise or fall.

•	Any transactions by the specialist for its own account must be effected in a reasonable and orderly manner in relation to the condition of the general market, the market in the particular stock and the adequacy of the specialist’s position to the immediate and reasonably anticipated needs of the market.

•	The specialist cannot be in a control relationship with any of its listed companies. This means a specialist may not generally acquire more than 10% of any equity security in which the specialist is registered. Further, a specialist must report holdings of such securities of 5% or more of the outstanding issue, and the New York Stock Exchange may require the firm to divest itself of such holdings. A specialist may not hold any position as an officer or director or receive payments or loans or engage in business transactions with any of the listed companies in respect of which it acts as specialist.

The New York Stock Exchange initiated a requirement that each specialist make the contents of its limit order book available to the public beginning in late September 2001. The introduction of widespread electronic dissemination of this information is expected during 2002.

The American Stock Exchange, the Chicago Board Options Exchange and the Philadelphia Stock Exchange have regulations and surveillance systems broadly similar to those of the New York Stock Exchange.

Broker-dealer regulations

As broker-dealers registered with the SEC and in each of the 50 states and as members of various self regulatory organizations, Van der Moolen Specialists USA, Van der Moolen Options USA and Cohen, Duffy, McGowan are subject to overlapping schemes of regulation which cover all aspects of their securities businesses. These regulations relate to a variety of matters, including capital requirements, the use and safekeeping of customers’ funds and securities, record-keeping and reporting requirements, supervisory and organizational procedures intended to assure compliance with securities laws and rules of the self regulatory organizations, the prevention of improper trading on “material non-public” information, employee-related matters, limitations on extensions of credit in securities transactions, required procedures for trading on securities exchanges and in the OTC markets, and procedures for the clearing and settlement of trades.

On October 26, 2001, each of Van der Moolen Specialists USA, Cowen, Duffy, McGowan and Van der Moolen Options USA, as registered broker-dealers, became subject to the Bank Secrecy Act (as amended by the USA Patriot Act of 2001 (the “Patriot Act”)). The Patriot Act was enacted following the terrorist attacks in the United States and is intended to help combat money laundering through U.S. financial institutions. While the provisions of the Patriot Act will not apply to all aspects of our business, we do expect our registered broker-dealers to become subject during the course of 2002 to certain additional disclosure and client oversight requirements. In addition, on April 22, 2002, the SEC approved New York Stock Exchange Rule 445. Rule 445 will require members of the NYSE, such as Van der Moolen Specialists USA, to comply with applicable provisions of the Patriot Act, as well as with certain additional requirements imposed by Rule 445 itself. These principally comprise additional oversight procedures to ensure compliance with the anti-money laundering program requirements of the Patriot Act.

CFTC requirements

As registered futures commission merchants, Van der Moolen Options USA and Cohen, Duffy, McGowan are subject to the capital and other requirements of the Commodity Futures Trading Commission under the U.S. Commodity Exchange Act of 1936. These requirements include the provision of certain disclosure documents, prohibitions against trading ahead of customers and other fraudulent trading practices, provisions as to the handling of customer funds and reporting and record keeping requirements.

Minimum net capital and net liquid assets requirements

Each of Van der Moolen Specialists USA, Van der Moolen Options USA and Cohen, Duffy, McGowan is subject to SEC Rule 15c3-1, sometimes called the “net capital rule”, under the Securities Exchange Act of 1934, as amended, which establishes minimum net capital requirements. The net capital rule is designed to ensure the general financial integrity and liquidity of a broker-dealer. In general, a broker-dealer’s net capital is defined as its net worth (assets minus liabilities), plus qualifying subordinated borrowings, less certain mandatory deductions that result from excluding assets that are not readily convertible into cash and from valuing conservatively its liquid assets. Among these deductions are adjustments, which are commonly called “haircuts”, which reflect the possibility of a decline in the market value of securities prior to disposal.

Van der Moolen Specialists USA is required to maintain minimum net capital equivalent to the greater of $250,000 (€280,867) or 2% of aggregate debit items computed in accordance with SEC Rule 15c3-1, the customer reserve formula. Van der Moolen Options USA and Cohen, Duffy, McGowan are both required to maintain minimum net capital equivalent to the greater of $100,000 (€112,346) or 6.66% of aggregate debit items computed pursuant to SEC Rule 15c3-1. In addition, each such subsidiary maintains substantial additional capital, referred to as “excess net capital”. All of our subsidiaries in the United States had excess net capital during the year 2001. For Van der Moolen Specialists USA, the excess net capital as at December 31, 2001 amounted to $219.0 million (€246.0 million). For Van der Moolen Options USA, this amount was $1.5 million (€1.7 million) as at December 31, 2001 and for Cohen, Duffy, McGowan, under the requirements of the American Stock Exchange, this amount was $9.0 million (€10.1 million) as at December 31, 2001.

As a member of the New York Stock Exchange, Van der Moolen Specialists USA is also subject to the New York Stock Exchange’s Early Warning and Expansion-Contraction Capital Requirements. The New York Stock Exchange’s Early Warning Net Capital calculation requires firms to take an additional capital deduction equal to all capital withdrawals, including subordinated debt maturity within the next six months, if any. It also increases the Securities and Exchange Commission’s minimum net capital requirement to 5% of its aggregate debit items. Accordingly, a firm must immediately notify the New York Stock Exchange if its net capital should fall below the Early Warning level. If this condition continues for more than 15 consecutive business days, then the firm is not permitted to expand its business. Additionally, a firm must contract or reduce its business if its Early Warning net capital falls below 4% of aggregate debit items for more than 15 consecutive business days.

As a specialist on the New York Stock Exchange, Van der Moolen Specialists USA is also subject to exchange-mandated minimum net capital requirements. The New York Stock Exchange requires specialist firms to be capable of assuming a minimum number of shares for each security in which it is registered. The minimum number of shares is dependent upon the nature of the security, such as common stock, preferred stock, convertible preferred stock or options. The New York Stock Exchange imposes additional requirements based upon the size of the specialist firm.

The New York Stock Exchange also requires members who are specialists to maintain a minimum regulatory capital dollar amount to establish that they can meet, with their own net liquid assets, their position requirement. Currently, the New York Stock Exchange requires that Van der Moolen Specialists USA, as well as other large New York Stock Exchange specialist firms, maintain minimum net liquid assets at a level in excess of the regulatory requirement. On October 30, 2000, certain changes to the New York Stock Exchange’s Rule 104 minimum net liquid asset requirements became effective. These changes subject specialist firms that exceed 5% in any of the New York Stock Exchange’s four concentration measures to more stringent requirements. Specifically, the requirements state that the net liquid assets must be equivalent to $4.0 million (€4.5 million) for each stock in the Dow Jones Industrial Average, $2.0 million (€2.2 million) for each stock in the S&P 100 Stock Price Index, excluding stocks included in the previous classification, $1.0 million (€1.1 million) for each stock in the S&P 500 Stock Price Index, excluding stocks included in the previous classifications, $500,000 (€561,735) for each common stock, excluding bond funds and stocks included in the previous classifications, and $100,000 (€112,347) for each security, excluding warrants and stocks not included in any of the above classifications. In addition, the New York Stock Exchange requires any new specialist entities that result from a merger, acquisition, consolidation or other combination of specialist assets to maintain net liquid assets equivalent to the greater of either the aggregate net liquid assets of the specialist entities prior to their combination or the new capital requirements prescribed under Rule 104. As of December 31, 2001, Van der Moolen Specialists USA’s minimum net liquid asset requirement was $198.0 million (€222.4 million) and its actual net liquid assets were $213.7 million (€240.1 million). As a result of our acquisition of Lyden, Dolan, Nick, Van der Moolen Specialists USA’s minimum net liquid asset requirement increased to $250.0 million (€280.9 million).

Failure to maintain the required net capital or net liquid assets may subject a firm to suspension or revocation of registration by the SEC and suspension or expulsion by the NASD, the New York Stock Exchange and other regulatory bodies, and ultimately could require the firm’s liquidation. The net capital rule prohibits payments of dividends, prepayment of subordinated indebtedness and the making of any unsecured advance or loan to a stockholder, employee or affiliate if such payment could reduce the firm’s net capital below certain required levels (which are higher than the minimum levels to continue operations). The net capital rule also provides that the SEC may restrict for up to 20 business days any withdrawal of equity capital, or unsecured loans or advances to stockholders, employees or affiliates, if such capital withdrawal, together with all other net capital withdrawals during a 30-day period, exceeds 30% of excess net capital and the SEC concludes that the capital withdrawal may be detrimental to the financial integrity of the firm.

A change in the net capital rule, or in the applicable capital requirements of the New York Stock Exchange or of other self regulatory organizations, the imposition of new rules or requirements or any unusually large charges against net capital could limit our operations, which require the intensive use of capital, and also could restrict our ability to withdraw capital from our broker-dealer subsidiaries. This in turn could limit our ability to pay dividends and repay debt. A significant operating loss or any unusually large charge against net capital could adversely affect our ability to expand or even maintain our present level of business.

Circuit breaker rules

Our New York Stock Exchange operations are also subject to its circuit breaker rules that are intended to halt trading in all New York Stock Exchange-listed stocks in the event of a severe market decline. The circuit breaker rules impose temporary halts in trading when the Dow Jones Industrial Average drops a certain number of points below its close on the previous trading day. Circuit breaker levels are set quarterly at 10%, 20% and 30% of the Dow Jones Industrial Average closing values of the previous month, rounded to the nearest 50 points.

Europe

The first level of securities regulation for countries that are members of the European Union is the European Union’s Investment Services Directive of 1993, or the Directive. This applies in all the European countries in which we currently operate except Switzerland. This legislation broadly outlines the regulatory framework required of each European Union member state, including requirements that certain activities, such as insider trading, be prohibited by national legislation and that other activities, such as minimum capital requirements, be mandated. Details of the implementing national legislation are in certain cases specified by the Directive. One important feature of the Directive is the so-called “European Passport”, which requires mutual recognition of regulated status within the European Union. This allows a firm established and regulated in one European Union country to conduct limited and specified investment business in other European Union countries without having to qualify separately under the local regulatory regime. Various of our European subsidiaries make use of this “passport”, as for instance when Van der Moolen Effecten trades in Germany.

The Netherlands

Licenses

All our subsidiaries that are incorporated under Dutch law and active in securities trading are licensed by the Autoriteit Financiële Markten, or the Authority for the Financial Markets, in accordance with the 1995 Act on the Supervision of the Securities Trade, or the Dutch Securities Act. The objects of this Act and the accompanying legislation are the adequate functioning of the securities markets and the protection of the positions of investors in such markets. These licenses allow the offering of services as a securities intermediary in or from the Netherlands. The specific types of services permitted are set out in the license.

Our Dutch licensed subsidiaries are subject to a number of requirements pursuant to the Dutch Securities Act. These requirements address (i) expertise and integrity, (ii) financial guarantees, whether or not on a consolidated basis, (iii) management and principal place of business, (iv) safeguards for the adequate supervision and compliance with the provisions of, or based on, the Dutch Securities Act and (v) information to be made available to the public. Furthermore, the Rules and Regulations of Euronext Amsterdam contain various requirements for Seatholders, which are securities institutions admitted by Euronext Amsterdam. These provisions deal, for instance, with capital requirements such as the minimum net assets required for a participating firm and reporting obligations to the Authority for the Financial Markets.

Van der Moolen Effecten is granted a license to offer services in or from the Netherlands as securities intermediary in its role as a market maker. These services may be offered on Euronext Amsterdam and similar foreign exchanges, such as Jiway.

Van der Moolen Effecten has been admitted by Deutsche Börse as an exchange participant on the Frankfurt Stock Exchange through Xetra. These foreign activities are regulated by Dutch law, as well as by the relevant German regulations, which primarily deal with the technical aspects of trading on the Deutsche Börse.

Integration rules and regulations of Euronext exchanges

Euronext is currently in discussions with authorities in France, Belgium, Portugal and the Netherlands to agree on the regulatory regime that will apply to its operations.

The current members of the four exchanges in Paris, Brussels, Portugal and Amsterdam will remain members of the relevant exchange and will automatically become a member of the other three exchanges. As a result, each member will have access to the entire integrated trading platform of Euronext. Euronext intends that, so far as is possible, the membership capacities and requirements of each of the exchanges will be harmonized in due course. Subject to local regulations and legislation, Euronext intends to harmonize its trading rules such that it may implement a single trading rulebook, which will be enforced by each of the local exchanges and regulators. Much of this process is already complete.

Cash trading. Euronext has indicated that it expects that all trading of cash products on Euronext will be executed though the NSC system that was previously in operation at Euronext Paris and Euronext Brussels, and has now been installed in Amsterdam and Portugal. The NSC trading platform supports two principal equity-trading mechanisms so that each share traded on Euronext is traded in a way that Euronext believes optimizes liquidity and price discovery. The trading mechanisms comprise continuous trading with and without an animateur, which is a market making function subject to certain trading obligations, in respect of liquid equities and auction trading with and without an animateur in respect of less liquid equities.

Derivatives trading. Currently, derivatives trading on Euronext Paris and Euronext Brussels operates through a screen-based system, whereas, until the fourth quarter of 2001, trading on Euronext Amsterdam was carried out on a trading floor of Euronext Amsterdam via a semi-automated, open outcry system. Options trading in Amsterdam has begun to migrate to the Euronext electronic platform, and this migration is expected to be complete in the second half of 2002. Over time, it is expected that Euronext will seek to harmonize its derivative contract specifications (including contract size and expiration cycles) following international conventions. Euronext also expects to continue the markets for commodity based derivatives currently offered by Euronext Paris and Euronext Amsterdam and has extended its derivative product offerings to include contracts on a range of products such as energy and wine.

Circuit breaker rules

Temporary trading halts are called on Euronext Amsterdam for individual securities when their prices move by more than a certain percentage or a certain euro amount determined separately for each share. There is also a circuit breaker for the market as a whole, which is triggered by downward movements of the AEX Index compared to its opening level of more than 5%. Implementation of common trading rules under the merged Euronext markets will further elaborate the circuit breaker rules of the Netherlands.

Competition

Different trading rules and market structures on the exchanges where our businesses are active affect the dynamics of how we interact with our counterparties, and changes to either the rules or the structures may affect our competitive position. Firm-specific influences on our ability to capture trading opportunities by offering competitive prices include our trade-financing and settlement costs, the skills of our traders, the modernity of our trading software and the sophistication of our analytic techniques. As a business where revenue capture depends almost entirely on price competitiveness, security trading demands close attention to costs. This is largely manifested in the pursuit of economies of scale and scope.

Certain exchanges designate professional trading firms to carry out specific trading functions within their trading structure. Typically, these involve informational privileges or the right to charge a commission for specific trading services performed, in return for meeting obligations imposed by the exchange, for example, payment of fees or a requirement to offer a continuous market of a certain minimum size at a maximum “bid/ask spread”. Where an exchange offers such a trading structure, we may choose to compete directly with other trading firms to obtain these privileges. In this instance, the competition is not for revenue capture as such, but for the opportunity to capture revenue through normal trading activities. The nature of this competition varies across exchanges.

Van der Moolen Specialists USA, LLC

We obtain new specialist assignments on the New York Stock Exchange by participating in an allocation process. As part of this process, the New York Stock Exchange’s allocation committee selects three to five potential specialist firms suitable for the stock, based partly on criteria specified by the listing company. The listing company may elect to have the committee select a specialist on its behalf. Alternatively, it may elect to interview each specialist firm identified by the allocation committee and select the winning firm itself. We compete with other specialist firms based on a number of factors, including:

•	the strength of our capital base;

•	reputation;

•	our willingness to commit our own capital and trade for our own account while conducting our specialist operations; and

•	the ancillary services we offer our specialist companies, such as providing information on the trading activities in their stocks.

As of December 31, 2001, we were the fourth largest New York Stock Exchange specialist based on number of common stock listings, and had a market share of 15.1% of all issues listed at that date (including the specialist assignments acquired with Lyden, Dolan, Nick). Together, the top four New York Stock Exchange specialist firms had a market share of 74.0% of all issues listed at that date.

The following is a list of the top five New York Stock Exchange specialist firms as of December 31, 2001, based on their number of common stock listings and market share in terms of such listings, as adjusted to reflect any previously announced acquisitions of New York Stock Exchange specialists which had not closed as of that date:

	Number of common
	stock listings as
	of December 31,
New York Stock Exchange Specialist	2001	Market share (%)

LaBranche & Co.	591	23.0
Spear, Leeds & Kellogg Specialists LLC	502	19.5
Fleet Meehan Inc.	422	16.4
Van der Moolen Specialists USA, LLC	388	15.1
Wagner, Stott Bear Specialists, LLC	347	13.5

Source: The New York Stock Exchange, Van der Moolen Holding N.V.

The competition for obtaining specialist assignments for newly listed companies on the New York Stock Exchange is intense. We expect competition to continue and to intensify in the future. Some of our competitors may have significantly greater financial resources than we have and may also have greater name recognition. These competitors may be able to respond more quickly to new or evolving opportunities and listed company requirements. They may also be able to undertake more extensive promotional activities to attract new listing companies. In addition, the specialist industry has recently been consolidating. The combined companies resulting from the consolidation may have a stronger capital position. Consolidation is expected to continue to intensify the competition in our industry. We cannot be sure that we will be able to compete effectively with our current or future competitors. We also cannot be sure that the competitive pressures we face will not have an adverse effect on our business, financial condition and/or operating results.

Van der Moolen Effecten Specialist B.V.

Van der Moolen Effecten does not hold any specialist privileges or similar privileged trading status in the Dutch market. Its activities consist solely of trading for its own account in competition with all other Euronext member firms that might have an interest to trade an instrument at the same moment that it does. These consist of all the major Dutch banks, including ABN AMRO N.V. and ING Groep N.V., as well as smaller banks and broker-dealers and foreign firms that are members of Euronext Amsterdam.

Van der Moolen Trading GmbH

In Germany and Switzerland, Van der Moolen Trading operates largely without specialist assignments. Accordingly, its competition consists of all the other member firms of the exchanges where it operates that might have an interest to trade an instrument at the same moment that Van der Moolen Trading does. These consist of all the major Swiss and German banks, including Deutsche Bank A.G., UBS A.G., Dresdner Bank A.G. and Credit Suisse Group A.G., broker-dealers such as Lang & Schwarz A.G. and Berliner Effektengesellschaft A.G., and foreign firms, including Merrill Lynch & Co., Inc. and Goldman Sachs Group Inc.

Van der Moolen Options USA, LLC

On each of the Chicago Board Options Exchange, the Philadelphia Stock Exchange and the International Securities Exchange, Van der Moolen Options USA competes with a large number of other market making firms, some of which are independent trading firms broadly similar to Van der Moolen Options USA, but in some cases having greater capital, such as Timber Hill LLC or Susquehanna International Group, and others of which are subsidiaries of major broker-dealers, such as the Bear Stearns Companies Inc. or Morgan Stanley Dean Witter & Co. Competition is both for trading assignments, as determined by the exchanges, and for execution. In 2000, Van der Moolen Options USA obtained 12 new specialist assignments in options traded on the Philadelphia Stock Exchange and six new designated primary market maker assignments on the Chicago Board Options Exchange. Van der Moolen Options USA won three additional Philadelphia assignments and one additional Chicago assignment in 2001.

Van der Moolen Opties Amsterdam B.V.

Van der Moolen Opties Amsterdam is a medium-sized trader in the Amsterdam-listed equity options market where it competes only for executions in the market. This competition is intense, and includes the major Dutch and international banks and brokerage firms, as well as Dutch and foreign independent trading firms.

Van der Moolen U.K., Ltd.

We believe that our London-based bond market making activities are unique in Europe, as there is currently no similar market maker for bonds in less-than-wholesale quantities. Van der Moolen U.K.’s primary competition in trading bonds is from inter-dealer brokers such as the Prebon Group, Ltd. or ICAP plc., which do not participate in transactions as principals.

Van der Moolen Equities Ltd.

Van der Moolen U.K.’s equity activities do not involved any specialist or similar trading assignments. Its competitive situation consists solely of competing in the market to execute at a desired price, and therefore it competes with all members of the exchanges where it operates who might have an interest to trade that instrument at the same time.

Van der Moolen Obligaties B.V.

With the removal of the specialist function on Euronext Amsterdam, Van der Moolen Obligaties negotiates, jointly with its sole competitor AOT Bond Specialist B.V., to provide market making services in bonds to Dutch banks and brokerage firms on a commission basis. Van der Moolen Obligaties competes with AOT Bond Specialist for these firms’ business based largely on the basis of price.

Cohen, Duffy, McGowan & Co., LLC

Cohen, Duffy, McGowan competes on the American Stock Exchange with a number of other firms, consisting largely of the same firms with which Van der Moolen Options USA competes. Option specialist assignments on the American Stock Exchange are allocated by the exchange and are not awarded by the companies representing the underlying securities; hence, there is no competition for them at the underlying company level. Winning additional assignments is determined by reputation and competent performance of specialist duties on existing assignments.

Recent trend towards electronic communications networks

Technological advances have contributed to increased trading through alternative trading systems, such as electronic communications networks, or ECNs, and crossing systems. ECNs are electronic systems with communications facilities that allow electronic routing, matching and execution of multiple orders from different firms and, in some cases, directly from investors, without human intervention. In the United States, ECNs have captured a significant share of Nasdaq transactions. However, the repeal in 1999 of New York Stock Exchange Rule 390, which forbade New York Stock Exchange members from trading in shares listed on the New York Stock Exchange prior to April 26, 1979 off a regulated market, for example, an ECN, has given ECNs greater latitude to compete for transactions in New York Stock Exchange-listed stocks. Trades not matched in-system are executed through traditional market mechanisms, with ECNs functioning in that case more as transmitters of orders to organized exchanges rather than as marketplaces for those orders. Alternative trading systems may be developed, organized and operated by large brokerage houses and investment banks with greater capital, better access to technology and direct access to investors. As a result, these parties may be well positioned to direct trading to these networks. Alternative trading methods could account for a growing percentage of the trading volume of New York Stock Exchange-listed stocks. The New

York Stock Exchange has introduced various electronic order execution mechanisms to counter this threat to its business.

ECNs have not penetrated deeply into European equity markets, largely because European market structures do not encourage their development. All major European markets operate electronic central limit order books which are very similar to ECNs, making it difficult for ECNs to compete with them either on the basis of transaction costs or speed.

Marketing and Customer Service

For the overwhelming majority of our activities, marketing is restricted to posting competitive prices on recognized exchanges for financial instruments. Direct marketing contact with our counterparties is very limited, and as a result of trading rules in some of the markets in which we operate, we are in many cases unaware of the identity of our trading counterparties at the time of execution.

The most important exception to this is competition for New York Stock Exchange specialist assignments. When an issuer chooses to list its shares on the New York Stock Exchange, it may choose its specialist from among the various specialist firms that would like to trade its shares. This decision is largely based on the various firms’ service history, an analysis of which is provided to the issuer by the New York Stock Exchange. Consequently, our specialist in the United States, Van der Moolen Specialists USA, makes substantial efforts to maintain and enhance its reputation for providing specialist services of the highest quality. However, issuers require more from their specialists than simply that they perform the specialist function well. In particular, many rely heavily on their specialists for market intelligence. Van der Moolen Specialists USA employs a number of analysts and client service professionals to assist companies in this area, and with our worldwide trading reach, we believe that we offer issuers a uniquely attractive service package.

As part of our ongoing efforts to increase our specialist assignments on the New York Stock Exchange, in the first half of 2001 we launched an advertising campaign directed at European firms considering a New York Stock Exchange listing. Specialist assignments in other markets are essentially determined by the exchanges themselves and, other than lobbying the exchange’s management, no marketing is involved.

Because it operates largely outside of recognized exchanges, our U.K. bond operation must market its services in order to attract orders. Marketing initiatives consist largely of visiting potential users of its services and convincing them of the advantages of working with this subsidiary, but may also extend to advertising. For other activities, such as execution brokerage, clearing and stock lending, marketing presentations are made directly to customers.

C.     Organizational Structure

The following table sets forth the name and jurisdiction of incorporation of, and our ownership and voting interest (if different) in, our principal subsidiaries at May 27, 2002.

		Percentage
Subsidiary	Country of Incorporation	Ownership Interest

Van der Moolen Specialists USA, LLC	United States of America	75.0
Van der Moolen Options USA, LLC	United States of America	100.0 (1)
Cohen, Duffy, McGowan & Co., LLC	United States of America	51.0

		Percentage
Subsidiary	Country of Incorporation	Ownership Interest

Kenny & Co. LLC	United States of America	75.0
Van der Moolen Effecten Specialist B.V.	Netherlands	100.0
Van der Moolen Opties Amsterdam B.V.	Netherlands	100.0
Van der Moolen Obligaties B.V.	Netherlands	100.0
Van der Moolen Trading GmbH	Germany	100.0
Van der Moolen UK, Ltd.	United Kingdom	100.0
Van der Moolen Equities, Ltd.	United Kingdom	100.0

Note:

(1)	We acquired the outstanding minority interest of 17% on October 1, 2001.

D.     Property, Plants and Equipment

We currently lease office space in Europe in Amsterdam, Cologne, Frankfurt and London and in the United States in Chicago and New York. Our headquarters are located at Keizersgracht 307, Amsterdam, where we lease approximately 23,952 square feet. Our other principal offices are located in New York, where Van der Moolen Specialists USA leases approximately 23,450 square feet and Philadelphia, where Van der Moolen Options USA leases approximately 6,698 square feet. Our total lease liability is expected to be €2.3 million for the year ended December 31, 2002. Our leases expire between October 2002 and June 2010.

Item 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion of our financial condition and results of operations together with the U.S. GAAP financial statements and the notes to such statements included elsewhere in this annual report. This discussion contains forward-looking statements based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, as more fully described in the “Risk Factors” section and elsewhere in this annual report.

A.     Operating Results

Overview

We are a transatlantic securities trading firm that principally engages in the trading of equities, equity options, equity index options and bonds on some of the leading securities exchanges in the United States and Europe. Operating from seven locations worldwide, we function as an “all systems” trader, providing liquidity in different markets on exchange floors and electronic trading systems through our role as specialist or market maker.

We operate our business through ten principal subsidiaries located in the United States and Europe. Our subsidiaries function on a largely autonomous basis, subject to our centrally established and monitored risk management policies and financial oversight. Our subsidiaries include:

•	Van der Moolen Specialists USA, LLC, one of the leading specialist firms on the New York Stock Exchange;

•	Van der Moolen Trading GmbH, a market maker in German and Swiss equities and equity-related options;

•	Van der Moolen Effecten Specialist B.V., a major independent equity trading firm on Euronext Amsterdam, which engages in market making and other trading activities;

•	Van der Moolen Options USA, LLC, a specialist and market maker in equity-related options on the Chicago Board Options Exchange, Philadelphia Stock Exchange and the International Securities Exchange;

•	Van der Moolen Opties Amsterdam B.V., a market maker in equity-related options on Euronext Amsterdam;

•	Van der Moolen Equities, Ltd., a market maker in large- and mid-capitalization British shares and arbitrageur of London-listed shares or ADSs and ADSs on London-listed shares or foreign shares traded in other markets.

•	Van der Moolen UK, Ltd., a market maker in less-than-wholesale size government and selected corporate bonds;

•	Van der Moolen Obligaties B.V., a market maker in respect of Euronext Amsterdam-listed bonds, partly on commission basis;

•	Cohen, Duffy, McGowan & Co., LLC, a specialist and market maker for equity options that trade on the American Stock Exchange; and

•	Kenny & Co., LLC, a “direct access” broker providing New York Stock Exchange agency execution services, which we established in January 2002.

The revenues of all our trading activities are derived primarily from principal trading profits earned on intra-day positions. Revenues are classified as specialist if they arise in the course of performing exclusive trading functions on an exchange and as market maker if they are generated in competition with other firms or from proprietary trading activities such as arbitrage. One of our subsidiaries, Van der Moolen Specialists USA, also engages in stock lending, which generates revenue and expenses that are classified as “net interest income from stock lending activities”.

The following table provides certain information about our revenue composition and contribution of our principal subsidiaries to our total revenues for the year ended December 31, 2001.

					Net interest income
	Specialist		Market maker		from stock lending
	revenues(4)	% of total revenues	revenues	% of total revenues	activities	% of total revenues	Total

	(€ millions)
United States of America Van der Moolen Specialists USA(1)(2)	253.2	75.8%	4.1	1.2%	5.1	1.5%	262.4
Cohen, Duffy, McGowan(2)(3)	(10.4)	(3.1)	—	—	—	—	(10.4)
Van der Moolen Options USA(2)	2.4	0.7	6.7	2.0	—	—	9.1
Germany and Switzerland Van der Moolen Trading	—	—	29.1	8.7	—	—	29.1
The Netherlands Van der Moolen Effecten Specialist	14.0	4.2	18.6	5.6	—	—	32.6
Van der Moolen Opties	—	—	(3.5)	(1.0)	—	—	(3.5)
Van der Moolen Obligaties	4.9	1.4	—	—	—	—	4.9
United Kingdom Van der Moolen U.K.	—	—	10.0	3.0	—	—	10.0

Total	€264.1	79.0%	€65.0	19.5%	€5.1	1.5%	€334.2

Notes:

(1)	We acquired New York Stock Exchange specialists Scavone, McKenna, Cloud and Stern & Kennedy on August 1, 2001. Their respective results of operations are reflected in Van der Moolen Specialists USA’s results as of such date.

(2)	As of December 31, 2001, we owned a 75.0% and 51.0% economic interest in Van der Moolen Specialists USA and Cohen, Duffy, McGowan, respectively. The outstanding minority interest in Van der Moolen Options USA was acquired on October 1, 2001. The figures shown do not take into account the amounts payable to the minority interest holders in these companies.

(3)	We acquired Cohen, Duffy, McGowan on July 11, 2001 and its results of operations are reflected as of that date.

(4)	Commissions from specialist activities totaling €38.5 million are included in specialist revenues from Van der Moolen Specialists USA, Van der Moolen Effecten and Van der Moolen Obligaties.

Basis of preparation of the consolidated financial statements; Changes in group composition

The consolidated financial statements from which the financial information discussed below has been extracted have been prepared in accordance with U.S. GAAP. We have fully consolidated the financial statements of all subsidiary companies in which effective control is exercised by virtue of ownership of a majority of the voting rights of such subsidiaries. All significant intercompany account balances and transactions have been eliminated in our consolidated financial statements, and the minority interests of owners of shares in our non-wholly owned subsidiaries have been reflected in them.

The acquisition of interests in the businesses discussed below were accounted for under the purchase method. The accounting treatment of these acquisitions has had a significant effect on the comparability of our results from period to period and is an important factor in interpreting our results. These changes included the following:

•	On January 1, 1999, we increased our interest in New York Stock Exchange specialists Einhorn & Co. from 25.0% to 40.0% for total consideration of €9.2 million. The excess of cost over estimated fair value of the assets acquired, totaling €6.4 million, was recorded as identifiable intangible assets and goodwill.

•	On April 2, 1999, we acquired for €23.7 million an 80% interest in U.S. options trading firm, Tague Securities LLC, which we renamed Tague Van der Moolen, LLC, and subsequently renamed Van der Moolen Options USA. The excess of cost over estimated fair value of the assets acquired, totaling €19.1 million, was recorded as goodwill. The results of Van der Moolen Options USA have been included in our consolidated financial statements since April 2, 1999. In 2000, we increased our shareholding in Van der Moolen Options USA to 83%. On October 1, 2001, we acquired full ownership in this company for consideration of €2.1 million.

•	On May 31, 1999, we increased our interest in Einhorn to 81.9% for total consideration of €38.8 million. The excess of cost over estimated fair value of the assets acquired, totaling €27.8 million, was recorded as identifiable intangible assets and goodwill. From this date, we began to consolidate the results of Einhorn in our financial statements.

•	On July 1, 1999, we increased our interest in New York Stock Exchange specialist Surnamer, Weissman & Co. from 40.0% to 72.0%. The purchase price was €29.9 million, of which €27.4 million was recorded as identifiable intangible assets and goodwill. From this date, we began to consolidate the results of Surnamer in our financial statements.

•	On July 19, 1999, we merged the operations of Einhorn and Surnamer into our New York Stock Exchange specialist subsidiary, Lawrence, O’Donnell, Marcus LLC, and renamed this subsidiary Van der Moolen Specialists USA, LLC.

•	On June 1, 2000, we acquired New York Stock Exchange specialist Fagenson, Frankel & Streicher LLC for €84.4 million, of which €75.4 million was recorded as identifiable intangible assets and goodwill. Fagenson was merged into the operations of Van der Moolen Specialists USA at that date.

•	On July 11, 2001, we acquired a 51% interest in Cohen, Duffy, McGowan, a specialist and market maker firm that trades equity options on the American Stock Exchange, as well as a 24.9% interest in a subsidiary owned by Cohen, Duffy, McGowan’s parent company, for total aggregate consideration of €69.5 million, of which €52.6 million was recorded as identifiable intangible assets and goodwill. We began to consolidate the results of operations of Cohen, Duffy, McGowan from its date of acquisition.

•	On August 1, 2001, we acquired a 75% interest in New York Stock Exchange specialists Scavone, McKenna, Cloud and Stern & Kennedy for total consideration of €86.6 million, of which €75.9 million was recorded as identifiable intangible assets and goodwill. Both of these specialist operations were merged into the operations of Van der Moolen Specialists USA at that date.

•	In January 2002, we established Kenny & Co., a “direct access” agency brokerage firm active on the floor of the New York Stock Exchange. We hold a 75.0% interest in Kenny & Co., and its contribution to our financial results is not reflected in the discussion set forth below.

•	On March 1, 2002, we acquired a 75% interest in New York Stock Exchange Specialist Lyden, Dolan, Nick & Co. for total consideration of € 63.2 million. Its specialist operations were merged into the operations of Van der Moolen Specialists USA at that date, and its contribution to the financial results of Van der Moolen Specialists USA is not reflected in the discussion set forth below.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations” and No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 141 addresses financial accounting and reporting for goodwill and intangible assets acquired in a business combination, requiring that the purchase method of accounting be used in all business combinations initiated after June 30, 2001. We believe that the adoption of SFAS No. 141 will not have a significant impact on our financial position, results of operations and cash flows.

SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets acquired. Upon adoption, the statement provides that goodwill and other intangible assets with indefinite useful lives will no longer be amortized, effective for fiscal years beginning after December 15, 2001 for intangible assets existing at June 30, 2001 or effective immediately for intangible assets acquired after June 30, 2001. Accordingly, we were required to apply this principle to our recent acquisitions of Scavone, McKenna, Cloud, Stern & Kennedy and of Cohen, Duffy, McGowan. Rather than amortizing the related goodwill, these assets will be tested at least annually for impairment by applying a fair-value based test. In addition, intangible assets with finite useful lives continue to be amortized over their useful lives. Commencing January 2002, we will cease amortization of recorded goodwill and the related amortization expense will no longer be included in the results of operations.

The impairment test will involve a two-step process:

•	Step one: The fair value of our reporting units will be compared to the carrying value, including goodwill of each of those units. For each reporting unit where the carrying value, including goodwill, exceeds the unit’s fair value, the review will move on to step two. If a unit’s fair value exceeds the carrying value, no further work is performed and no impairment charge is necessary.

•	Step two: The fair value of each of our reporting units will be allocated to its identifiable tangible and non-goodwill intangible assets and liabilities. This will derive an implied fair value for the reporting unit’s goodwill. The implied fair value of the reporting unit’s goodwill will be compared with the carrying amount of the reporting unit’s goodwill. If the carrying amount of the reporting unit’s goodwill is greater than the implied fair value of its goodwill, an impairment loss must be recognized for the excess amount.

We expect to complete the initial review during the second quarter of 2002. We do not anticipate incurring any impairment charges upon implementation of SFAS No. 142. However, it is possible that in the future, after periodic testing, we may incur impairment charges related to the carrying value of goodwill and intangible assets recorded in our financial statements. We expect that the adoption of SFAS No. 142 will increase our future results of operations, due to a decline in amortization expenses.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment of Long-Lived Assets.” SFAS No. 144 addresses the financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. We do not believe the implementation of SFAS No. 144 will have a material impact on our financial statements.

Critical accounting policies

The Notes to the Consolidated Financial Statements contain a summary of the Company’s significant accounting policies, including a discussion of recently-issued accounting pronouncements. Many of the Company’s accounting policies require significant judgment regarding valuation of assets and liabilities and/or significant interpretation of the specific accounting guidance, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. The following is a summary of the more judgmental and complex accounting policies of the Company. Additional information about these policies can be found in Note 2 to the Consolidated Financial Statements.

Intangible assets

Our balance sheet contains significant intangible assets. These intangible assets are comprised of our specialist stock lists and goodwill acquired in connection with our various acquisitions. The specialists stock lists are being amortized on a straight-line basis over 40 years and the goodwill has been amortized on a straight-line basis over 15 years. The allocations of purchase price and determination of useful lives were based on independent appraisals for all acquisitions. In addition, the useful lives of the acquired specialist stock lists were determined based upon analysis of historical turnover characteristics of the specialist stocks comprising these lists.

As discussed under “Recent Accounting Pronouncements” above, with the implementation of SFAS No. 142 goodwill will no longer be subject to amortization. Commencing in 2002, the Company will perform periodic impairment tests on goodwill to determine if there is a need to write such assets down. The Company does not anticipate incurring any impairment charges upon implementation of SFAS No. 142, but it is possible that in the future the carrying value of our goodwill may become impaired.

We assess the impairment of intangible fixed assets (such as our specialist stock list and goodwill) whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger impairment include, among others, changes to our specialist function on the New York Stock Exchange, the loss of significant stocks for which we act as specialist and a significant decrease of our market capitalization.

Securities owned and securities sold, not yet purchased

Securities owned and securities sold, not yet purchased are reflected at market value and unrealized gains and losses are reflected in revenues.

Fair value estimates

Where liquid markets exist, fair value is based on quoted market prices. However, for certain complex or illiquid financial instruments, we use projections, estimates and models to determine fair value. Certain financial instruments, including OTC derivative instruments, are valued using pricing models that consider, among other factors, contractual and market prices, correlations, time value, credit, yield curve volatility factors and/or prepayment rates of the underlying positions. The use of different pricing models and assumptions could produce different estimates of fair value. We believe the assumptions and estimates we have used are reasonable and supportable in the existing market environment.

Revenues

All of our principal securities transactions and the related revenues and expenses are recorded on a trade date basis.

Revenues

Our revenues are comprised of four principal components: specialist activities; commissions from specialist activities; market maker activities; and net interest income.

•	Specialist activities. Our revenues from specialist activities consist primarily of net gains from principal transactions in securities for which Van der Moolen Specialists USA and, until October 2001, Van der Moolen Effecten and Van der Moolen Obligaties, acted as specialist. Net gain on principal transactions represents trading gains net of trading losses, and are earned by these subsidiaries when they act as principal buying and selling their specialist stocks. These revenues are primarily affected by the total number of specialist stocks for which our subsidiaries act as specialist, as well as changes in share volume and fluctuations in the price of the specialist stocks. Share volume of our stocks has historically been driven by general trends in trading volume, as well as other factors affecting exchange-listed companies, including merger and acquisition activity, stock splits, frequency and content of company news releases, increased analyst coverage and investor sentiment.

•	Commissions from specialist activities. Commissions revenue consists of commissions earned when our subsidiaries act as agent to match buyers and sellers for limit orders executed by them on behalf of brokers after a specified period of time, and for execution of counterparties’ trades in certain other circumstances as mandated by the relevant exchange or, in the case of Van der Moolen Obligaties, by contact with the execution agents. Generally, our subsidiaries do not earn commissions when they match market orders. Commission revenue in the United States is primarily affected by share volume of the trades executed by our subsidiaries as agent, while in Europe it is affected by the value of securities transacted. Most commission revenue is attributable to Van der Moolen Specialists USA’s activities, with the remainder being attributable to the (now-discontinued) specialist activities of Van der Moolen Effecten and the former specialist activities that are now organized as direct contracts with counterparties, of Van der Moolen Obligaties. Although we no longer earn commission revenues from equity specialist activities in the Netherlands, we expect that such losses will be offset by the improved access to French and Belgian trading opportunities that Euronext will provide, back office savings through the introduction of a central counterparty, economies of scale resulting from the greater number of transactions the combined markets are expected to have, and the opportunity to reallocate capital and personnel from existing, marginally profitable specialist assignments to new shares that are more attractive to trade.

•	Market maker activities. Our revenues from market maker activities consist primarily of net gains earned by our subsidiaries when trading as principal in competition with other traders. Similarly to our specialist activities, net gains from our market maker activities represent trading gains net of trading losses.

•	Net interest income from stock lending activities. Net interest income from stock lending activities represents interest earned net of interest paid in connection with the stock lending activities that are carried out by Van der Moolen Specialists USA. Van der Moolen Specialists USA engages in stock lending and borrowing as a fee-based service to other market participants that may require such loans in order to assure delivery of stock to their own counterparties. These activities give rise to large and rapidly changing balance sheet positions (assets of €1,165.5 million, €1,469.6 million and €1,685.0 million and liabilities of €1,152.7 million, €1,446.7 million and €1,690.6 million as of December 31, 1999, 2000 and 2001, respectively). However, we believe we are able to limit our exposure to the economic risk from these stock lending activities because they are typically secured by collateral with a value in excess of 100% of the value of the underlying contract, so that the risk is limited to mark-to-market variations. Gross revenues from stock lending consist of the interest earned on a contractually agreed portion of the collateral, a contractually determined portion of which is rebated to the beneficial owner of the shares. In our statement of income we present the revenues from this activity net of associated costs, because we believe that a non-netted presentation would give an inaccurate picture of our operating condition.

Our revenues are largely driven by the volume and volatility of trading on the markets in which our subsidiaries operate. Increased volume translates into more opportunities to trade larger positions in shorter time frames, while increased volatility results in more opportunities to make a gain on short-term positions. However, extremely high levels of volatility can make the achievement of consistent trading gains very difficult. Conversely, a sustained decline in share prices, as in a classic bear market, has in the past led to decreases in volume and volatility and may harm our trading results in subsequent periods. As long as volume remains high and volatility stays at an acceptable level, the exposure of our results of operations to a general downward trend in equity prices is limited. This was illustrated in 2000 by our ability to increase our revenues in 2000 compared with 1999, and to close 98% of the trading days in 2000 with a positive trading result, even as the world’s equity markets performed quite poorly. In 2001, our businesses were faced with even more challenging trading conditions and our revenues during the period declined compared to 2000. Notwithstanding this, we were still able to close 88% of the trading days in 2001 with a positive trading result.

•	Equity prices. All the equity markets in which our subsidiaries trade ended 2001 below their 2000 closing levels. The trend of increasing share prices ended in Spring 2000 as investor sentiment towards technology-oriented companies faded and led to a decline of general market indices for the remainder of the year and into 2001. As a result of the concentration of technology-related firms in growth market indices, trading markets such as NASDAQ, which fell 39.3% in 2000 and 21.2% in 2001, and the Neuer Markt, which fell 40.0% in 2000 and 60.0% in 2001, performed particularly poorly.

The following table provides information regarding the performance in 2000 and 2001 of various stock market indices in Europe and the United States on which our subsidiaries operate, compared with their closing levels in 1999 and 2000, as the case may be:

Increase or Decline

Country	Stock Market Index	2000	2001

United States of America	Standard & Poor's 500 Index	10% decline	13% decline
	Dow Jones Industrial Average Index	6% decline	7% decline
Germany	Xetra DAX 30-DAX Index	8% decline	20% decline
	Nemax All-Share Price Index	40% decline	60% decline
Switzerland	SMI-Swiss Market Index	8% increase	21% decline
The Netherlands	AEX-Amsterdam AEX Index	5% decline	20% decline
	AMX-Amsterdam MidCap Index	8% decline	21% decline
United Kingdom	FTSE 100 Index	10% decline	16% decline

Source: Bloomberg.

•	Volatility and Volume. While there were several dramatic, highly volatile trading days in 2000 and 2001, volatility on the markets on which we operated generally declined from the peak reached in the Spring of 2000, until it spiked up sharply after September 11, 2001. Trading volumes on all equity markets where we were active in 2000 grew strongly, and almost every one of these markets broke its previous record for volume on a single day. Heavy equity trading was the result of a continuation of trends already in evidence in previous years, including more active institutional trading policies with respect to equities and greater retail investor participation. However, on all but one of the exchanges on which we operate (the London Stock Exchange), volume declined during 2001. A substantial decrease in retail investor activity and a shift in institutional portfolio allocation toward other asset classes in an environment of economic uncertainty were largely responsible for this decline.

•	The United States. Average daily trading volume on the New York Stock Exchange rose 28.5% in 2000 to 1.04 billion shares, total trading volume for the year rose 28.7% to 262.5 billion shares and the total value of shares traded in 2000 rose to $11.1 trillion, or by 24.0%, compared with 1999. Compared to 2000, value of trading on the New York Stock Exchange declined by 5.0% to $10.5 trillion in 2001, although average daily volumes (i.e., the number of shares traded) rose 19.2% to 1.24 billion and total volume for the year rose 17.1% to 307.5 billion shares.

•	Germany and Switzerland. German equity volumes rose strongly in 2000, with share trading volumes on the Xetra platform increasing by 73.0%. Trading volumes on the Neuer Markt are included in this figure. Trading volume on the SWX Swiss Exchanges increased by 27.0% in 2000, largely as a result of the strong performance of listed shares of Swiss companies. In 2001, the local currency value of trading on the Deutsche Börse decreased by 29.0%, compared with 2000, as a result of decreasing retail order flow and decreasing prices. Value of trading on the SWX Swiss Exchanges decreased during 2001 by 5.0%.

•	The Netherlands. In the Netherlands trading activity increased by 66.0% in 2000 compared with 1999, but declined by an estimated 15.0% in 2001.

•	The United Kingdom. The London Stock Exchange saw a 43.0% increase in value of trading in 2000 and a 22% increase in 2001.

Volume developments on the derivative exchanges where we operate were largely positive during the period.

•	Germany and Switzerland. Equity-related contract volumes on Eurex, the combined German/Swiss derivatives exchange, increased by 27.0% in 2000 compared with 1999, reflecting strong growth in index trading and relatively modest increases in individual equity options. In 2001, contract volumes on Eurex increased by 60% compared to 2000, partly as a result of an increasing number of newly listed options. However, much of this reported increase consisted of direct crosses cleared through the mechanism of the exchange, rather than traded through the exchange as such.

•	The Netherlands. On Euronext Amsterdam, the options market environment has historically been distinguished by a higher level of private investor participation than other European options markets. Volume growth is therefore much more directly the result of favorable equity market conditions than is the case in other markets, where hedging activity, largely by professionals, predominates. Euronext Amsterdam-traded options recovered in 2000 from a weak performance in 1999, and this trend continued into 2001 when compared with 2000. Equity-related contract volumes on Euronext Amsterdam options increased by 19% in 2000 compared with 1999, and by 14% in 2001 compared to 2000.

•	The United States. Trading activity on U.S. options exchanges grew dramatically beginning in August 1999, when competition between exchanges for trading identical options contracts was introduced. Although the rate of increase declined over the course of 2000, comparisons with 1999 remained strong. In 2001, contract volumes on the American Stock Exchange decreased by 1% compared to 2000, contract volumes on the Philadelphia Stock Exchange increased by 33% and contract volumes on the Chicago Board Options Exchange declined by 10%. In an environment of continued increases in options activity in the United States, the different experiences of these exchanges in 2001 reflected the continuing competition for market share among the exchanges, as well as the success of newly traded products, in particular on the Philadelphia Stock Exchange.

•	The United Kingdom. In London, although activity did improve in 2000 compared with 1999, much of the apparent gain was due to changes to transaction reporting practices which resulted in over-the-counter trades being reported through the Liffe Connect infrastructure. As a result of the migration of Liffe’s options trading to an electronic trading platform in 1999 and associated changes in trading rules, a large share of London derivatives trading now occurs off-exchange, which has reduced trading opportunities for Van der Moolen U.K. and other market makers. As a result of these changes, the trading activity of Van der Moolen U.K. has shifted away from options trading to trading equities for its own account. However, the change in reporting practices also boosted Liffe contract volumes in 2001, when they rose by 59% compared with 2000.

The following table provides information regarding the trading activity of the stock markets on which our subsidiaries operated in 2000 compared with 1999:

Trading activity in 2000
Equities (local
currency value of
equities traded)		Options (number of options contracts traded)

New York Stock Exchange	24% increase	Euronext Amsterdam Options	19% increase
Deutsche Börse	57% increase	Eurex (Germany and Switzerland)	27% increase
Euronext Amsterdam	66% increase	Liffe (London)	14% increase
London Stock Exchange	43% increase	Chicago Board Options Exchange	41% increase
SWX (Switzerland)	27% increase	PHLX (Philadelphia)	53% increase
		American Stock Exchange (New York)	60% increase

Trading activity in 2000
Equities (local
currency value of
equities traded)	Options (number of options contracts traded)

	International Securities Exchange	Trading commenced in 2000

Source: Individual exchanges. Data for equity and equity-related instruments only.

The following table provides information regarding the trading activity of the stock markets on which our subsidiaries operated in 2001 compared with 2000:

Trading activity in 2001
Equities (local
currency value of
equities traded)		Options (number of options contracts traded)

New York Stock Exchange	5% decrease	Euronext Amsterdam Options	14% increase
Deutsche Börse	29% decrease	Eurex (Germany and Switzerland)	60% increase
Euronext Amsterdam	15% decrease	Liffe (London)	59% increase
London Stock Exchange	22% increase	Chicago Board Options Exchange	10% decrease
SWX (Switzerland)	5% increase	PHLX (Philadelphia)	33% increase
		American Stock Exchange (New York)	1% decrease
		International Securities Exchange	764% increase

Source: Individual exchanges. Data for equity and equity-related instruments only. Euronext Amsterdam equity data estimated.

Even though the New York Stock Exchange broke its one-day trading record several times in 2001, world equity and equity-related markets generally remained under considerable pressure in 2001, as a result of which individual and institutional investors decreased their exposure to equities and the number of new equity issuances has declined sharply. In addition, takeover activity declined sharply as well. The ability of our subsidiaries to capture revenue depends significantly on the level of market activity in the United States and Europe, and we believe that, in 2001, our traders were faced with significantly more challenging market conditions than in recent years.

Expenses

Our expenses consist of six principal components: exchange, clearing and brokerage fees; employee compensation and benefits; general and administrative expenses; depreciation and amortization; lease of exchange memberships; and information and communication expenses.

•	Exchange, clearing and brokerage fees. Exchange, clearing and brokerage fees represent exchange fees paid to securities exchanges of which one or more of our subsidiaries is a member, transaction fees paid to the exchanges on which our subsidiaries operate and execution fees paid to third parties, primarily for executing trades in listed securities. These fees fluctuate primarily based on changes in trade and share volumes.

•	Employee compensation and benefits. Our largest expense is employee compensation and benefits which primarily consist of salaries, wages, social security or similar contributions, and profitability-based compensation. Profitability-based compensation includes compensation and benefits paid to managing directors, trading professionals and other employees of each of our subsidiaries based on the employee’s overall performance and the profitability of the relevant subsidiary. Because a large proportion of our compensation is profitability-based, we can manage this expense to accommodate fluctuations in our revenues.

•	General and administrative expenses. Our general and administrative expenses principally comprised professional fees, rent and occupancy expense and equipment rental expense. Professional fees primarily consist of fees paid to computer programming and systems consultants, legal fees, accounting and other professional fees. Rent and occupancy expense consists primarily of rental payments on office leases and related occupancy costs, such as utilities. Equipment rental expense primarily consists of rental payments on equipment leases. Prior to 2001, unincorporated business tax expenses were included in general and administrative expenses. For the year ended December 31, 2001, these expenses have been reallocated to provision for income taxes, and for purposes of this annual report, prior year financial data has been restated.

•	Depreciation and amortization. Depreciation and amortization includes the depreciation of fixtures, fittings and equipment and the amortization of goodwill and other intangible assets.

•	Lease of exchange memberships. Lease of exchange memberships comprise lease payments paid to related and third parties for seats on the New York Stock Exchange and on other exchanges where the Company operates. Prior to 2001, cost of lease of exchange memberships was included in information and communication expenses. For the year ended December 31, 2001, these costs are shown on a stand-alone basis, and for purposes of this annual report, prior year financial data has been restated.

•	Information and communication expenses. Our information and communication expenses consist primarily of data retrieval, information services and telephone and data lines.

Taxation

Our income tax expense consists of current and deferred income taxes arising from within and outside of the Netherlands. Taxes are calculated for each individual subsidiary in the group. The effective tax rate differs from the theoretical amount that would arise on the basic tax rate of the Netherlands as described in Note 11 to our audited consolidated financial statements.

Recent Developments

The first quarter of 2002 was characterized by a continuation of unfavourable market trends. Turnover on the equity exchanges where we are active declined by between 10% and 20% compared with the first quarter of 2001, and exhibited noticeably lower price volatility. Compared with the fourth quarter of 2001, there was an increase in turnover, but a further decrease in volatility significantly reduced our opportunities to trade. Options markets in the United States continued to provide a fiercely competitive trading environment for professional participants. In addition, European equity trading revenues showed a sharp decline across the board. In addition to the unfavorable market conditions, specific factors such as Amsterdam’s migration to a new trading model and the delayed launch of trading French stocks also contributed to the decline in revenues. As a result, we had net income of €13.5 million for the three months ended March 31, 2002, compared to €24.7 million in the same period in 2001. Our net income for the fourth quarter of 2001 amounted to €9.9 million, which amount included a write-off on our investment in Spütz A.G. of €3.0 million. As discussed under “Recent Accounting Pronouncements”, with the implementation of new accounting standards, goodwill on acquisitions effective before July 1, 2001, will no longer be amortized, starting January 1, 2002.

Results of Operations for the Years Ended December 31, 2000 and 2001

Revenues

The following table sets out certain information regarding our revenues by principal subsidiary for the years ended December 31, 2000 and 2001.

	For the year ended		For the year ended		Period-on-period
	December 31, 2000	% of total revenues	December 31, 2001	% of total revenues	change (%)

	(€ millions, except percentages)
Van der Moolen Specialists USA, LLC	€289.9	64.3%	€262.4	78.5%	(9.5)%
Van der Moolen Trading GmbH	73.9	16.4	29.1	8.7	(60.6)
Van der Moolen Effecten Specialist B.V.	54.8	12.2	32.6	9.8	(40.5)
Van der Moolen Options USA, LLC	16.0	3.5	9.1	2.7	(43.1)
Van der Moolen Opties Amsterdam B.V.	4.5	1.0	(3.5)	(1.0)	(177.8)
Van der Moolen U.K., Ltd.	6.7	1.5	10.0	3.0	49.3
Van der Moolen Obligaties B.V.	5.0	1.1	4.9	1.4	(2.0)
Cohen, Duffy, McGowan LLC	—	—	(10.4)	(3.1)	—

Total	€450.8	100.0%	€334.2	100.0%	(25.9)%

Our revenues decreased by €116.6 million, or 25.9%, from €450.8 million for the year ended December 31, 2000 to €334.2 million for the year ended December 31, 2001. This decrease was caused primarily by 9.5%, 60.6% and 40.5% declines in revenues at Van der Moolen Specialists USA, Van der Moolen Trading and Van der Moolen Effecten, respectively, as well as the €10.4 million trading loss at Cohen, Duffy, McGowan. Van der Moolen Specialists USA accounted for 78.5% of our revenues for the year ended December 31, 2001, compared with 64.3% of our revenues in 2000.

•	Specialist activities. Principal trading by our specialist operations decreased by €56.2 million, or 19.9%, falling from €281.8 million for the year ended December 31, 2000 to €225.6 million for the year ended December 31, 2001. During the period, revenues derived from specialist activities at Van der Moolen Specialists USA decreased by 10.3% from €248.0 million to €222.4 million. This decrease was caused by a 23.9% decline in organic revenues, which was partially offset by a 9.6% increase in revenues attributable to the full year consolidation of the operations of Fagenson, Frankel & Streicher, which we acquired in June 2000, the consolidation of the operations of Scavone and Stern & Kennedy which we acquired on August 1, 2001, and a 4.0% increase in revenues attributable to currency gains resulting primarily from the appreciation of the dollar against the euro. The decline in organic revenues was primarily due to the loss of Van der Moolen Specialists USA’s appointment as specialist for Time Warner, which resulted from Time Warner’s merger with AOL. The decline was also caused by the sharp price declines in technology stocks in the United States during the period, for which Van der Moolen Specialists USA acted as specialist.

Revenues attributable to the specialist activities of Van der Moolen Options USA decreased by €5.8 million, or 70.7%, from €8.2 million in 2000 to €2.4 million in 2001. This decline reflected a significant decrease in volatility on U.S. option exchanges, in particular during the second quarter of 2001.

Our subsidiary Cohen, Duffy, McGowan, which we acquired on July 11, 2001, realized a trading loss of €10.4 million between July 11, its date of acquisition, and December 31, 2001. This loss was largely the result of unfavorable trading conditions in the U.S. markets, and was exacerbated by the effect of the events of September 11, 2001 on the activities of the American Stock Exchange.

At our European specialist operations, particularly Van der Moolen Effecten, where revenues decreased by €14.1 million, or 61.6%, from €22.9 million for the year ended December 31, 2000 to €8.8 million for the year ended December 31, 2001. This decrease reflected reduced trading volumes on Euronext Amsterdam, particularly by retail investors and the elimination of the specialist function on Euronext Amsterdam in October 2001.

•	Commissions from specialist activities. Commissions from specialist activities decreased by €0.5 million, or 1.3%, from €39.0 million to €38.5 million in 2000 and 2001, respectively. The majority of commission revenue in both periods was attributable to Van der Moolen Specialists USA, which had commissions from specialist activities of €29.6 million and €30.8 million in 2000 and 2001, respectively. The remaining commissions from specialist activities were attributable to Van der Moolen Effecten and Van der Moolen Obligaties, which together decreased by €1.7 million, from €9.4 million in 2000 to €7.7 million in 2001. Notwithstanding the results of 2001 compared to 2000, the relative importance to our results of operations of commission revenues has been decreasing for a number of years, and we expect this trend will continue in future periods. This expectation is due in part to the elimination of the specialist function on Euronext Amsterdam in October 2001, as a result of which Van der Moolen Effecten and Van der Moolen Obligaties will lose the opportunity to capture commission revenues from specialist activities. Van der Moolen Obligaties has been able to replace specialist commissions by contracting directly with its counterparties, but Van der Moolen Effecten will henceforth receive no commission revenue.

•	Market maker activities. Our revenues from market maker activities decreased by €58.7 million, or 47.5%, from €123.7 million for the year ended December 31, 2000 to €65.0 million for the year ended December 31, 2001. This was principally the result of a €44.8 million, or 60.6%, decline in revenues in Germany attributable to Van der Moolen Trading’s market maker activities, which fell from €73.9 million in 2000 to €29.1 million in 2001. This decrease reflected a fall in trading volume on the German exchanges. In the Netherlands, revenues from Van der Moolen Effecten’s market maker operations decreased by €6.2 million, or 25.0%, from €24.8 million in 2000 to €18.6 million in 2001, primarily as a result of decreased trading volumes on the exchanges on which it operates. Over the period, revenues attributable to Van der Moolen U.K.’s market making operations increased from €6.7 million to €10.0 million as a result of starting up market making activities in less-than-wholesale size bonds. Van der Moolen Opties in the Netherlands realized a trading loss of €3.5 million during 2001, a decrease of €8.0 million compared to 2000. This resulted from weak trading conditions in the Dutch option market, as well as the disruption associated with the beginning of the transition from open-outcry to screen-based trading in the fourth quarter of the year.

•	Net interest income from stock lending activities. Net interest income from stock lending activities declined by €1.2 million, or 19.0%, from €6.3 million for the year ended December 31, 2000 to €5.1 million for the year ended December 31, 2001. All of the net interest income resulted from the activities of Van der Moolen Specialists USA, which experienced a decline in demand for stock lending activities as a result of continuing market volatility during 2001.

Expenses

Our expenses increased by €0.7 million, or 0.3%, from €203.4 million for the year ended December 31, 2000 to €204.1 million for the year ended December 31, 2001. Van der Moolen Specialists USA, Van der Moolen Trading and Van der Moolen Effecten accounted for 52.6%, 8.4% and 9.4% of our expenses, respectively, for the year ended December 31, 2001, compared with 48.1%, 15.1% and 14.6% of our expenses, respectively, in 2000.

•	Exchange, clearing and brokerage fees. Exchange, clearing and brokerage fees increased by €4.4 million, or 15.4%, from €28.5 million in 2000 to €32.9 million in 2001. The increase primarily reflected the expansion of the scope of our business through acquisitions made in the United States during the course of 2000 and 2001, the creation of a bond trading operation in the United Kingdom and increased arbitrage activity compared to 2000.

•	Employee compensation and benefits. Employee compensation and benefits decreased by €25.5 million, or 20.6%, from €123.8 million in 2000 to €98.3 million in 2001. The substantial majority of this decrease was due to the decline in revenue-based incentive compensation accrued on behalf of our traders at Van der Moolen Specialists USA, Van der Moolen Trading and Van der Moolen Effecten that accompanied the decline in revenues from one period to the next. The decrease was partially offset by the addition of new employees following the acquisition of Fagenson, Frankel & Streicher by Van der Moolen Specialists USA in June 2000, the acquisition of Cohen, Duffy, McGowan in July 2001, the acquisition of Scavone and Stern & Kennedy in August 2001, and the commencement of bond trading activity in the United Kingdom. The variable component of our personnel expenses, which comprises bonus payments to our personnel and is correlated with the development of our revenues, decreased to €43.0 million, or to 12.9% of our total revenues for the year ended December 31, 2001, from €87.0 million, or 19.3% of our total revenues for the year ended December 31, 2000. Non-cash expenses related to our employee stock option plan were €4.0 million and €5.0 million in 2000 and 2001, respectively.

•	General and administrative expenses. General and administrative expenses increased by €10.7 million, or 55.7%, from €19.2 million in 2000 to €29.9 million in 2001, principally as a result of our three acquisitions in 2001, the acquisitions of Fagenson, Frankel & Streicher in June 2000, costs related to the commencement of bond trading in the United Kingdom and expenses related to the listing of our shares on the New York Stock Exchange in October 2001.

•	Depreciation and amortization. Depreciation and amortization increased by €5.1 million, or 29.0%, from €17.6 million in 2000 to €22.7 million in 2001. Our expenses for 2001 included a write-off of goodwill following the sale of Spütz AG, an equity investment that was sold during 2001. The remaining increase primarily resulted from the amortization of specialist stocklists resulting from the acquisitions we made in 2000 and 2001 and of goodwill following the acquisition made in 2000.

•	Lease of exchange memberships. Lease of exchange memberships increased by €5.2 million, or 57.8%, from €9.0 million in 2000 to €14.2 million in 2001. This increase was mainly due to the increase in the number of New York Stock Exchange memberships leased by Van der Moolen Specialists USA from related and third parties, as well as an increase in the average annual leasing cost of a membership. The increase in the number of New York Stock Exchange memberships was mainly due to acquisitions made in 2000 and 2001. In addition, the increase in the lease of exchange memberships also reflected the cost of leases of American Stock Exchange memberships as a result of the acquisition of Cohen, Duffy, McGowan.

•	Information and communication expenses. Information and communication expenses increased by €0.8 million, or 15.1%, from €5.3 million in 2000 to €6.1 million in 2001. This increase was the result of additional communication, data retrieval and information services utilized due to the growth of our business. It was also the result of the rising cost of our electronic trading infrastructure in Europe, especially as a result of the creation of remote equity trading activities in London and Amsterdam, and investment in back office systems in Amsterdam.

Income from associates

Our income from associates declined from income of €0.2 million in 2000 to a loss of €0.1 million in 2001.

Gain on disposal of long-term investments and investments in associates

For the year ended December 31, 2001, gain on disposal of long-term investments and investments in associates was €29.8 million, compared with €10.9 million for the same period in 2000. The gain in 2001 reflected the sale of our 1.8% interest in Euronext Amsterdam. The gain in 2000 reflected the sale of our 5.0% interest in Kas Associatie and our interest in the London Stock Exchange Plc.

Income before income taxes and minority interest

As a result of the foregoing factors, our income before income taxes and minority interests decreased by 38.0% during the period, from €253.6 million for the year ended December 31, 2000 to €157.2 million for the year ended December 31, 2001.

Provision for income taxes

Provision for income taxes decreased by 53.7% during the period, from €86.0 million in 2000 to €39.8 million in 2001. The provision for income taxes as a percentage of income before taxes and minority interests less minority interests, decreased from 40.9% for the year ended December 31, 2000 to 30.2% for the year ended December 31, 2001. This decrease was a result of non-taxable revenues following the sale of our 1.8% investment in Euronext Amsterdam, the decline in German income tax from 45.0% in 2000 to 40.0% in 2001 and our having used our Dutch finance vehicle in a tax efficient manner in connection with financing undertaken by the group.

Minority interest

Minority interest reflects that portion of our income before income taxes and minority interests that is contributed to the minority shareholders of our United States subsidiaries, Van der Moolen Specialists USA and Cohen, Duffy, McGowan, almost all of whom are active traders in these businesses. Prior to the fourth quarter of 2001, it also included the 17% interest in Van der Moolen Options USA that was held by active partners in that firm, which we purchased from them during the fourth quarter. See “— Basis of preparation of the consolidated financial statements; Changes in group composition”. Income related to minority interest decreased by €18.1 million, or 41.7%, during the period from €43.4 million for the year ended December 31, 2000 to €25.3 million for the year ended December 31, 2001. This was mainly due to the decrease of results of Van der Moolen Specialists USA and the pretax loss realized by our 51%-owned subsidiary, Cohen, Duffy, McGowan.

Net income

As a result of the foregoing factors, our net income decreased by €32.1 million, or 25.8%, in 2001, declining from €124.2 million for the year ended December 31, 2000 to €92.1 million for the year ended December 31, 2001.

Results of Operations for the Years Ended December 31, 1999 and 2000

Revenues

The following table sets out certain information regarding our revenues by principal subsidiary for the years ended December 31, 1999 and 2000.

	For the year ended		For the year ended
	December 31,		December 31,		Year-on-year
	1999	% of total revenues	2000	% of total revenues	change (%)

	(€ millions, except percentages)
Company
Van der Moolen Specialists USA, LLC	€143.1	63.7%	€289.9	64.3%	103%
Van der Moolen Trading GmbH	28.2	12.5	73.9	16.4	162
Van der Moolen Effecten Specialist B.V.	34.0	15.1	54.8	12.2	61
Van der Moolen Options USA, LLC	8.8	3.9	16.0	3.5	82
Van der Moolen Opties Amsterdam B.V.	6.0	2.7	4.5	1.0	(25)
Van der Moolen U.K., Ltd.	1.2	0.5	6.7	1.5	458
Van der Moolen Obligaties B.V.	3.7	1.6	5.0	1.1	35

Total	€225.0	100.0%	€450.8	100.0%	100%

Our revenues doubled in 2000, rising by €225.8 million, from €225.0 million in 1999 to €450.8 million in 2000. This increase was generated primarily by the activities of Van der Moolen Specialists USA, Van der Moolen Trading and Van der Moolen Effecten which, for the year ended December 31, 2000, accounted for 64.3%, 16.4% and 12.2% of our revenues, respectively, compared with 63.7%, 12.5% and 15.1% of our revenues, respectively, in 1999.

•	Specialist activities. Principal trading by our specialist operations accounted for 67.4% of the increase in our total revenues during the period, rising by €152.2 million, from €129.6 million in 1999 to €281.8 million in 2000. The substantial majority of this increase was due to a €137.0 million, or 123.4%, increase in revenues derived from specialist activities at Van der Moolen Specialists USA, which rose from €111.0 million in 1999 to €248.0 million in 2000. Approximately 64.0% of the increase in revenues at Van der Moolen Specialists USA reflected “organic growth”, which means revenues from continuing operations, excluding any contribution from businesses acquired and currency effects during the period, from higher trading volumes and continued volatility on the New York Stock Exchange in the stocks for which Van der Moolen Specialists USA acted as specialist. In addition, approximately 19.0% of the increase was attributable to our consolidation of the operations of New York Stock Exchange specialist Fagenson, Frankel & Streicher, which we acquired in June 2000, while 17.0% of the increase was attributable to the appreciation during the period of the dollar against the euro. Van der Moolen Options USA specialist activities contributed additional revenue of €8.2 million in 2000, which represented an increase of €5.5 million over 1999. The increase primarily reflected Van der Moolen Options USA’s results of operations only having been consolidated into our results of operations for nine months in 1999 compared with 12 in 2000.

The increase in revenues attributable to our specialist activities also benefited from improved principal trading by our European specialist operations, particularly Van der Moolen Effecten, where revenues rose during the period by €8.6 million, or 60.1%, from €14.3 million in 1999 to €22.9 million in 2000. In addition, revenues attributable to the specialist bond trading operations of Van der Moolen Obligaties increased by €1.0 million, or 58.8%, from €1.7 million in 1999 to €2.7 million in 2000. These increases reflected higher trading volumes and continued volatility of securities traded on Euronext Amsterdam as discussed above under “— Overview — Revenues”.

•	Commissions from specialist activities. Commissions from specialist activities increased by €5.5 million, or 16.4%, from €33.5 million for the year ended December 31, 1999 to €39.0 million for the year ended December 31, 2000. This majority of commission revenue in both periods was attributable to Van der Moolen Specialists USA, which had commissions from specialist activities of €26.8 million and €29.6 million in 1999 and 2000, respectively. The remaining commissions from specialist activities were attributable to Van der Moolen Effecten and Van der Moolen Obligaties, which together accounted for €2.7 million of the increase during the period. As a percentage of our total revenues, commission revenue fell during the period, accounting for 8.7% of our total revenues in 2000, compared with 14.9% in 1999.

•	Market maker activities. Our revenues from market maker activities more than doubled during the period, rising from €57.8 million for the year ended December 31, 1999 to €123.7 million for the year ended December 31, 2000. Our European market making operations accounted for 90.3% of this increase. Van der Moolen Trading’s German and Swiss market maker activities, particularly those trading German equities on the Xetra platform, experienced dramatic revenue growth during the period. Van der Moolen Trading’s revenues more than doubled from €28.2 million in 1999 to €73.9 million in 2000. In the Netherlands, revenues from Van der Moolen Effecten’s market maker operations increased by €9.8 million, or 65.3%, rising from €15.0 million in 1999 to €24.8 million in 2000. During the same period, Van der Moolen Opties’ equities-related options trading operations experienced revenue decrease of 25%, from €6.0 million to €4.5 million in 1999 and 2000, respectively, and revenues attributed to Van der Moolen U.K.’s market making operations increased by €5.5 million, rising from €1.2 million in 1999 to €6.7 million in 2000. These increases were primarily caused by strong growth in trading volumes and continued volatility on the exchanges on which our German and Dutch subsidiaries operate as discussed above under “— Overview — Revenues”.

•	Net interest income from stock lending activities. Net interest income from stock lending activities increased by €2.2 million, or 53.7%, from €4.1 million for the year ended December 31, 1999 to €6.3 million for the year ended December 31, 2000. All of the net interest income resulted from the activities of Van der Moolen Specialists USA and reflected additional stock lending in response to increased demand for this service from other market participants.

Expenses

Our expenses increased by €93.2 million, or 84.6%, from €110.2 million for the year ended December 31, 1999 to €203.4 million for the year ended December 31, 2000. Van der Moolen Specialists USA, Van der Moolen Trading and Van der Moolen Effecten accounted for 48.1%, 15.1% and 14.6% of our expenses, respectively, for the year ended December 31, 2000, compared with 40.2%, 14.5% and 13.3% of our expenses, respectively, in 1999.

•	Exchange, clearing and brokerage fees. Exchange, clearing and brokerage fees increased by €10.3 million, or 56.6%, during the period, from €18.2 million in 1999 to €28.5 million in 2000. The increase primarily reflected organic growth in our businesses, as well as the purchase of Fagenson, Frankel & Streicher in June 2000.

•	Employee compensation and benefits. Employee compensation and benefits accounted for 71.4% of the increase in our total expenses during the period, rising by €66.5 million, from €57.3 million in 1999 to €123.8 million in 2000. The substantial majority, or 80%, of this increase was due to the sharp rise in our variable revenue-based incentive compensation that resulted from the rise in revenues during the year and our having added 60 new traders across the group during the period, while the remainder reflected higher general fixed labor costs. As a percentage of total revenues, the variable component of our personnel expenses, which comprises bonus payments to our personnel and is correlated with the development of our revenues, increased to €87.0 million, or to 19.3% of our total revenues, in 2000 from €33.8 million, or 15.0% of our total revenues, in 1999. Non-cash expenses related to our employee stock option plan were €2.8 million and €4.0 million in 1999 and 2000, respectively.

•	General and administrative expenses. General and administrative expenses increased by €4.8 million, or 33.3%, during the period, from €14.4 million in 1999 to €19.2 million in 2000. Of the €4.8 million increase, 45.0% was attributable to acquisitions during the period, 30.0% was attributable to the organic growth of our businesses during the period and 23.8% was attributable to currency effects.

•	Depreciation and amortization. Depreciation and amortization increased by €5.3 million, or 43.1%, from €12.3 million in 1999 to €17.6 million in 2000. This increase primarily resulted from the 77.4% increase in amortization of intangible assets and goodwill resulting from the series of acquisitions described above under “— Basis of preparation of the consolidated financial statements; Changes in group composition”.

•	Lease of exchange memberships. Lease of exchange memberships increased by €5.4 million, or 150.0%, from €3.6 million in 1999 to €9.0 million in 2000. This increase was mainly due to the increase in the number of New York Stock Exchange memberships leased by Van der Moolen Specialists USA from related and third parties, as well as an increase in the average annual leasing cost of a membership. The increase in the number of New York Stock Exchange memberships was mainly due to acquisitions.

•	Information and communication expenses. Information and communication expenses increased by €0.9 million, or 20.5%, from €4.4 million in 1999 to €5.3 million in 2000. This increase was the result of additional telephone, data retrieval and information services utilized due to the growth of our business.

Income from associates

Our income from associates decreased by 97.7% from €8.7 million in 1999 to €0.2 million in 2000. This decrease mainly reflects a €7.8 million fall in income as a result of our having fully consolidated the results of operations of Einhorn and Surnamer as from July 1999.

Gain on disposal of long-term investments and investments in associates

For the year ended December 31, 2000, gain on disposal of long-term investments and investments in associates was €10.9 million, compared with €66.3 million for the same period in 1999. The gain in 2000 reflected the sale of our 5.0% interest in Kas Associatie and our interest in the London Stock Exchange plc. The gain in 1999 reflected the sale of our 14.2% interest in New York Stock Exchange specialist LaBranche & Co. in connection with its initial public offering.

Income before income taxes and minority interests

As a result of the foregoing factors, our income before income taxes and minority interests increased by 31.9% during the period, from €192.3 million for the year ended December 31, 1999 to €253.6 million for the year ended December 31, 2000.

Provision for income taxes

Provision for income taxes increased by 11.8% during the period, from €76.9 million in 1999 to €86.0 million in 2000.

Minority interest

For each of the years ended December 31, 1999 and 2000, the minority interest in our subsidiaries represented the minority interests in Van der Moolen Options USA held by its individual members during the period and the minority interests in the New York Stock Exchange specialist company Van der Moolen Specialists USA. See “— Basis of preparation of the consolidated financial statements; Changes in group composition”. Income related to minority interest increased by 114.9% during the period, rising from €20.2 million in 1999 to €43.4 million in 2000. This increase was almost entirely due to the increase in revenue in 2000 at Van der Moolen Specialists USA described above.

Net income

As a result of the foregoing factors, our net income increased by €29.0 million, or 30.5%, in 2000, rising from €95.2 million for the year ended December 31, 1999 to €124.2 million for the year ended December 31, 2000.

B. Liquidity and Capital Resources

We have financed our businesses primarily through capital contributions from our shareholders, the members or shareholders of our subsidiaries, the issuance of subordinated debt and short-term borrowings. As of December 31, 2001, we had €4.1 billion in assets, €292.3 million of which consisted of cash and cash equivalents. As of December 31, 2000, we had €2.7 billion in assets, €65.5 million of which consisted of cash and cash equivalents.

Our subsidiaries in the United States, Van der Moolen Specialists USA, Van der Moolen Options USA and Cohen, Duffy, McGowan are registered broker-dealers that are subject to a variety of regulatory requirements intended to ensure the general financial soundness and liquidity of broker-dealers and the maintenance of minimum levels of net capital, as defined in SEC Rule 15c3-1, as well as in the case of Van der Moolen Specialists USA, net liquid assets. As of December 31, 2001, Van der Moolen Specialists USA’s, Van der Moolen Options USA’s and Cohen, Duffy, McGowan’s net capital, as defined, was $219.0 million (€246.0 million), $1.5 million (€1.6 million) and $12.5 million (€14.0 million), respectively, in excess of their respective net capital requirements, and Van der Moolen Specialists USA’s net liquid assets were approximately $15.7 million (€17.6 million) in excess of net liquid assets required. See “Business — Regulation — The United States”. Cohen, Duffy, McGowan is also subject to the requirements of the American Stock Exchange. Its excess net capital under the American Stock Exchange requirements as of December 31, 2001 was $9.0 million (€10.1 million).

Our subsidiaries in the Netherlands are also subject to capital requirements. As of December 31, 2001, Van der Moolen Effecten and Van der Moolen Obligaties had net capital that exceeded their respective net capital requirements on that date.

New York Stock Exchange Rule 326(c), which is applicable to Van der Moolen Specialists USA, also prohibits a broker-dealer from repaying subordinated borrowings, paying cash dividends, making loans to any parent, affiliates or employees, or otherwise entering into transactions which would result in a reduction of its total net capital to less than 150% of its required minimum capital. Moreover, broker-dealers, including Van der Moolen Specialists USA and Van der Moolen Options USA, are required to notify the SEC prior to repaying subordinated borrowings, paying dividends and making loans to any parent, affiliate or employee, or otherwise entering into transactions which, if executed, would result in a reduction of 30% or more of their excess net capital (net capital less minimum requirement). The SEC has the ability to prohibit or restrict such transactions if the result is detrimental to the financial integrity of the broker-dealer.

Our indebtedness

Van der Moolen Holding N.V.

As of May 27, 2002 we have entered into the following loan agreements. Under most of these agreements, we are liable jointly and severally with some or all of our subsidiaries.

•	Seven term loans from seven corporate lenders in the aggregate amount of €39.2 million, of which €7.3 million is of a long-term nature. Interest rates on these loans range from 3.68% to 6.25%, and maturities range from May 31, 2002 to January 28, 2010.

•	A 3.66% term loan in the amount of €5.0 million from Levob Bank N.V., due on June 6, 2002.

•	A multi-purpose revolving floating interest rate facility for up to a maximum of €50.0 million from Fortis Bank N.V. No amounts are outstanding under this facility.

•	A multi-purpose revolving floating interest rate facility for up to a maximum of €15.0 million from Delta Lloyd Bank N.V. No amounts are outstanding under this facility.

•	A 3.7% term loan in the amount of €4.5 million from Friesland Bank N.V., due on June 10, 2002.

•	A 5.66% term loan in the amount of €22.7 million from ING Bank Mezzanine Fonds B.V., in respect of which €13.2 million remains outstanding. The loan is repayable in annual installments, the last of which is due on December 14, 2005.

•	Two revolving, floating interest rate facilities granted by ING Bank N.V. The maximum amounts available under these facilities are €74.9 million and €11.4 million, respectively. An amount of €50.0 million is drawn under these facilities, maturing June 3, 2002.

The Company and its Dutch subsidiaries also have several uncommitted overdraft facilities to finance their respective trading activities.

We have also provided an irrevocable and unconditional guarantee in the maximum amount of $30.0 million (€35.4 million) in respect of the payment of all liabilities of Van der Moolen U.K. Limited incurred in connection with the conduct of its business. In addition, Van der Moolen U.K. Limited clears and settles its trades in the United Kingdom through two banks. We have agreed to provide a guarantee in respect of Van der Moolen U.K.’s obligations under these arrangements in an aggregate amount not to exceed $22.0 million (€26.0 million) at any one time.

Furthermore, we are liable for the liabilities of our wholly owned Dutch subsidiaries, which arise out of legal acts by these subsidiaries, pursuant to the statement, which we have issued in accordance with section 2:403 of the Dutch Civil Code.

Van der Moolen Specialists USA, LLC

Van der Moolen Specialists USA has entered into a subordinated note purchase agreement pursuant to which notes were issued in the aggregate principal amount of $20.0 million (€22.5 million). These notes mature on December 31, 2005 and bear interest at an annual rate of 8.0%. The holders of the notes may not call the notes before maturity and the company is not required to make payments of principal prior to the maturity date.

On August 3, 2001, Van der Moolen Specialists USA issued subordinated notes in the aggregate principal amount of $130.0 million (€146.0 million). A portion of the proceeds of this issuance was used to retire part of Van der Moolen Specialists USA’s pre-existing subordinated notes. Of the $130.0 million issued, $65.0 million (€73.0 million) matures on August 3, 2008, bears interest at an annual rate of 7.54% and is payable in three installments beginning on August 3, 2006, and $65.0 million (€73.0 million) matures on August 3, 2011, bears interest at an annual rate of 7.80% and is payable in five annual installments beginning on August 3, 2007. The purpose of this debt is to enable Van der Moolen Specialists USA to satisfy applicable New York Stock Exchange net capital and net liquid assets requirements. In connection with these subordinated borrowings, Van der Moolen Specialists USA entered into interest rate swap agreements to convert its fixed rate subordinated borrowings into a floating rate obligation based on the U.S.- London Interbank Offer Rate. For the period ended December 31, 2001, the effective weighted average interest rates after hedging activities on the aggregate principal amount of $130.0 million was 4.28%.

On March 1, 2002, Van der Moolen Specialists USA issued subordinated notes in the aggregate principal amount of $40.0 million (€44.9 million). These notes mature on March 1, 2008, bear interest at an annual rate of 7.11% and are payable in four annual installments beginning on March 1, 2005. The purpose of this debt is to enable Van der Moolen Specialists USA to satisfy New York Stock Exchange net capital and net liquid assets requirements following the acquisition of Lyden, Dolan, Nick. In connection with the issuance of these notes, Van der Moolen Specialists USA entered into interest rate swap agreements to convert its fixed rate subordinated borrowings into a floating rate obligation based on the U.S.- London Interbank Offer Rate.

Van der Moolen Specialists USA also has subordinated liabilities currently amounting to $34.6 million (€38.9 million) that are related to exchange memberships contributed at market value by the members of Van der Moolen Specialists USA.

Van der Moolen Specialists USA has a committed syndicated line of credit with a consortium of banks in the amount of $175.0 million (€196.6 million), which remains undrawn. The credit facility may be used for working capital purposes.

Summary of indebtedness

As of May 27, 2002, the scheduled maturities of our obligations, assuming any available rollover provisions were inapplicable, were:

	Total	<1 year	1-3 years	4-5 years	>5 years

	(€ millions)
Indebtedness
Long-term debt	€7.6	€0.3	€5.3	€0.6	€1.4
Subordinated liabilities(1)	226.6	3.2	17.7	67.3	138.4

	Total	<1year	1-3 years	4-5 years	>5 years

	(€ millions)
Operating leases	15.0	2.3	4.2	4.1	4.4

Note:

(1)	Amounts stated are principal amounts. Principal amounts in dollars are translated into euro at the exchange rate of € 1.00 = $0.8901.

(2)	Subordinated liabilities exclude memberships in exchanges, contributed by members, at market value.

Capital Expenditure

We have financed, and expect to continue to finance, our capital expenditure requirements primarily through the issuance of new share capital in the form of common shares and financing preferred shares, as well as from external financing and working capital. Our capital expenditure was €159.0 million, €89.1 million and €95.9 million for the years ended December 31, 2001, 2000 and 1999, respectively. Our capital expenditure in 2001 mainly reflected the acquisitions of our interests in Cohen, Duffy, McGowan, Scavone and Stern & Kennedy. Capital expenditure in 2000 reflected our acquisition of Fagenson, while in 1999, it almost entirely reflected the acquisition of our interests in Einhorn, Tague Van der Moolen and Surnamer for aggregate consideration of €92.9 million, as described above under “— Basis of preparation of the consolidated financial statements; Changes in group composition”.

In March 2002, our principal capital expenditure was the acquisition of a 75% interest in Lyden, Dolan, Nick for aggregate consideration of $54.7 million (€61.5 million). This acquisition resulted in the New York Stock Exchange increasing Van der Moolen Specialists USA’s net liquid assets requirements by $52.0 million (€58.4 million) to $250.0 million (€ 280.9 million). See “Information on the Company — Our Business — Van der Moolen Specialists USA, LLC”.

We currently anticipate that our available cash resources and credit facilities will be sufficient to meet our anticipated working capital, regulatory capital and capital expenditure requirements through the end of 2002. We may, however, need to raise additional funds, among other things to increase the capital available to us for our inventory positions, support more rapid expansion or respond to unanticipated capital requirements.

Item 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

We have a two-tier board structure consisting of a management board (directie), which manages our business, and a supervisory board (raad van commissarissen), which supervises and advises our management board.

A.     Directors and Senior Management

Supervisory Board

Our supervisory board must approve certain resolutions of our management board, which are specified in our articles of association and are set forth under “Management Board” below. In addition, our supervisory board may give our management board written notice of other corporate actions that it wishes to approve. In fulfilling their duties, all members of our supervisory board must serve our best interests.

Our articles of association provide that our supervisory board must have at least three members. Under Dutch law, supervisory board members cannot serve as members of our management board.

Our supervisory board members are appointed by the general meeting of shareholders for terms ending on the date of the general meeting of shareholders that is held in the fourth year after the date of their appointment. Our supervisory board members retire according to a rotation plan that the supervisory board establishes, and they may be reappointed. Our general meeting of shareholders appoints the members of our supervisory board from binding nominations made by our supervisory board. There must be at least two nominees for each vacancy on our supervisory board. The general meeting of shareholders can override these binding nominations by a vote of two-thirds of the votes cast. This vote must represent more than one-half of our issued share capital outstanding at the time of the vote. If our supervisory board does not nominate anyone for a specific position on the supervisory board within 30 days after a vacancy has occurred, our general meeting of shareholders can appoint a replacement by an absolute majority of votes.

Our supervisory board appoints its own chairman and a deputy chairman. Passing supervisory board decisions requires an absolute majority of the votes cast at a meeting of our supervisory board in which the majority of its members is present or represented. An absolute majority means a majority of the votes cast at such a meeting. The chairman of our supervisory board, two of its members and our management board may request a meeting of our supervisory board.

A supervisory board member must retire at the annual general meeting of shareholders in the year in which he turns 72. A supervisory board member can be suspended or dismissed at any time by a resolution of our general meeting of shareholders passed by two-thirds of the votes cast. This vote must represent more than one-half of our issued share capital outstanding at the time of the vote. A simple majority of votes can suspend or dismiss a supervisory board member if the supervisory board proposes the measure. Within three months after a suspension, our general meeting of shareholders must either dismiss the supervisory director or terminate the suspension.

The general meeting of shareholders determines the supervisory board members’ compensation. We pay our supervisory board members in cash and will reimburse them for their expenses. See “— Compensation”.

Our supervisory board consists of four members. Our supervisory board members are:

Name	Age	Position	Expiry of term

Syb Bergsma	65	Chairman	2004
Jan Aalberts	62	Member	2006

Name	Age	Position	Expiry of term

Gerrit H. de Marez Oyens	60	Member	2006
Gerard L. van den Broek	60	Member	2004

Syb Bergsma has served as a member of our supervisory board since September 27, 1996. He holds a Ph.D. in Economics from the University of Amsterdam. Mr. Bergsma has been a professor of financial management and dean of postgraduate studies at the University of Amsterdam since January 1997. Prior to that, he was executive vice president for financial affairs at Akzo Nobel N.V., a chemical and pharmaceutical manufacturer. He is also a member of the supervisory boards of ASM Lithography Holding N.V., a semiconductor equipment manufacturer, European Assets Trust N.V., a closed-end mutual fund business, UPM Holding B.V., a venture capital fund, and Generali Verzekeringsgroep N.V., a property/casualty and life insurer. He serves on the advisory board of Ernst & Young N.V.

Jan Aalberts has served as a member of our supervisory board since April 9, 1998. He is president and chief executive officer of Aalberts Industries N.V., a machine components manufacturer. He has been a member of supervisory boards of several companies in the Netherlands, and is currently a member of the supervisory board of NeSBIC Stork N.V., an industrial supplier of machine components, systems and services for various industries, and Boskalis Westminster N.V., a dredging company.

Gerrit H. de Marez Oyens has served as a member of our supervisory board since April 9, 1998. He was secretary general of the International Federation of Stock Exchanges in Paris from 1990 to February 2001. He holds a degree in law from the University of Leiden. From 1975 to 1990, Mr. de Marez Oyens worked for Amsterdam Exchanges N.V., becoming secretary general in 1984.

Gerard L. van den Broek has been a member of our supervisory board since April 3, 1996. He holds a degree in law from the Erasmus University of Rotterdam. After working as a member of the management team of Nederlandse Credietverzekering Maatschappij until 1978, he subsequently joined in 1982 Spencer Stuart Management Consultants, a management consultancy and executive recruiting firm, where he was a partner until May 2001. He also serves on the supervisory board of Alusuisse Holdings Nederland B.V., an aluminum refiner and component manufacturer.

The business address of each supervisory board member is the address of our principal executive office in Amsterdam, the Netherlands.

Management Board

Our management board manages our general affairs and business under the supervision of our supervisory board, and is authorized to represent us. Under our articles of association, the management board requires prior approval of the supervisory board for resolutions to:

(a)	issue and acquire shares and debt instruments issued by us or debt instruments issued by a limited partnership or a general partnership of which we are the fully liable general partner;

(b)	cooperate with the issuance of depositary receipts for shares;

(c)	apply for the listing or withdrawal of the listing of the instruments referred to in (a) and (b) above on the official list of any stock exchange;

(d)	enter into or terminate a continuing co-operation with another legal person or company or as a fully liable partner in a limited partnership or a general partnership, if such co-operation or the termination thereof is of far-reaching significance to us;

(e)	acquire, or materially increase or decrease the value of, a participation in the share capital of another company where the value of such participation equals or exceeds one-tenth of our issued share capital and reserves (as stated on our balance sheet and the explanatory notes thereto), or cause a dependent company to do the same;

(f)	enter into any investment requiring an amount equal to or exceeding one-tenth of our issued share capital and reserves (as stated on our balance sheet and the explanatory notes thereto);

(g)	propose to amend our articles of association;

(h)	propose to dissolve Van der Moolen Holding N.V.;

(i)	file for bankruptcy or a suspension of payments;

(j)	terminate the employment of a substantial number of our employees or those of a dependent company at the same time or within a short period of time;

(k)	effect a far-reaching change to the employment conditions of a substantial number of our employees or those of a dependent company;

(l)	propose to decrease our issued share capital;

(m)	propose to merge or demerge in accordance with Dutch law; and

(n)	issue shares of a company in which we participate to third parties, or restrict or exclude the pre-emptive rights of the existing shareholders of that company in connection with such issuance.

Under Dutch law, in certain circumstances, management board actions may require the approval of the general meeting of shareholders. See “Additional Information — Share Capital”.

Our management board must have two or more members. Our supervisory board determines the size of our management board. Our general meeting of shareholders appoints the members of our management board from binding nominations made by our supervisory board. There must be at least two nominees for each vacancy on our management board. The general meeting of shareholders can override these binding nominations by a vote of two-thirds of the votes cast. This vote must represent more than one-half of our issued share capital outstanding at the time of the vote. If our supervisory board does not nominate anyone for a specific position on the management board within 30 days after a vacancy has occurred, our general meeting of shareholders can appoint a replacement by an absolute majority of votes.

Our management board shall establish rules governing its internal organization. Our supervisory board must approve the adoption of, and any changes to, these rules. Our management board may, subject to approval from our supervisory board, charge each member of the management board with particular duties.

A management board member can be suspended or dismissed by a resolution of two-thirds of the votes cast at a shareholders’ meeting. This vote must represent more than one-half of our issued share capital outstanding at the time of the vote. An absolute majority of votes can suspend or dismiss a management board member if the supervisory board proposes the measure. Our supervisory board may also suspend (but not dismiss) a member of our management board. If, within three months after a suspension, our general meeting of shareholders has not decided to either dismiss the management board member or terminate the suspension, the suspension shall terminate automatically.

Our supervisory board determines the compensation and benefits of the members of our management board.

The business address of each member of our management board is the address of our principal executive office in Amsterdam, the Netherlands.

The members of our management board are:

Name	Age	Position

Friedrich M. J. Böttcher	55	Chairman of the management board
Frank F. Dorjee	41	Chief financial officer
J.P. Cleaver, Jr.	67	Member

Friedrich M. J. Böttcher has been the chairman of our management board since January 2000, having been a member of the management board since January 1997. Prior to that, he was a member of the management boards of the Amsterdam branch of Barclays Bank International Ltd. and Barclays Kol & Co N.V. and the management board of Friesch-Groningsche Hypotheekbank N.V. He was also the chairman of the management board of CVB Bank N.V. until October 1992. From 1992 to 1996, Mr. Böttcher was deputy chairman of SNS Bank Nederland N.V. He currently serves as a member of the supervisory board of Financiële Diensten Amsterdam B.V.

Frank F. Dorjee joined us on October 15, 2000, was appointed chief financial officer on January 1, 2001 and became a managing director with effect from April 11, 2001. He holds masters degrees from the University of Amsterdam in business economics, tax economics and tax law. He is a certified public accountant and became a partner of KPMG Accountants NV in 1995.

J.P. Cleaver Jr. was the managing partner of the New York Stock Exchange specialist Lawrence, O’Donnell, Marcus LLC, which we acquired in 1998. He was appointed general manager of Van der Moolen Specialists USA when it was formed through the merger of Lawrence, O’Donnell, Marcus with other New York Stock Exchange specialist firms we acquired. He became a managing director of Van der Moolen Holding N.V. on April 10, 2002.

B.     Compensation

Supervisory Board

Each of our supervisory board members receives a yearly fee. Additionally, each supervisory board member is reimbursed for expenses in connection with attendance at, and travel to and from, supervisory board meetings. In accordance with the employment agreements to which some of our supervisory board members are a party, compensation must be paid to the organizations for which our supervisory board members work, rather than to the members themselves. The total amount paid to our supervisory board during 2001, including to their employers, as the case may be, and as reported to the Dutch tax authorities, was approximately €0.13 million.

No loans are outstanding to members of our supervisory board.

Management Board

The aggregate annual base salary compensation that our management board members received during 2001 was €0.7 million. The members of our management board are eligible to participate in our Equity Stock Option Plan. In accordance with the terms and conditions of their employment contracts, management board members are eligible for a bonus. Bonus payments depend on our financial results and individual performance. For the year ended December 31, 2001, the aggregate amount of bonuses we paid to our management board members was €1.4 million.

For the year ended December 31, 2001, we set aside €55,134 for Mr. Böttcher and €37,437 for Mr. Dorjee to provide for retirement benefits.

No loans are outstanding to members of our management board.

Share Options Held by Members of our Management Board

The following table provides certain information regarding our common shares and options in respect thereof held by members of our management board as of May 27, 2002.

	Total number of
Name of Holder	common shares	Options held(1)	Expiration date(s)	Exercise price(s)(1)

Friedrich M.J. Böttcher	—	45,000	2003	€18.17
		45,000	2004	€16.17
		45,000	2005	€30.18
		45,000	2006	€31.45
Frank F. Dorjee	—	7,650	2004	€33.81
		40,000	2005	€35.22
J.P. Cleaver, Jr.	—	4,800	2004	€16.17
		6,000	2005	€30.18
		9,000	2006	€27.30
		12,000	2006	€31.45

Total	—	259,450

Note:

(1)	Exercise prices have been adjusted for the three-for-one share split that occurred on May 1, 2001. Each option is exercisable into one common share.

None of the members of our supervisory board hold any options in respect of our shares. For further information regarding stock options, including the accounting impact and vesting of these options, see note 18 to our consolidated financial statements included elsewhere in this annual report. See “— Share Ownership — Equity Stock Option Plan” for a discussion of our employee share option plan.

C.     Board Practices

Both Mr. Böttcher and Mr. Dorjee have entered into employment contracts with Van der Moolen Holding N.V. whereby, under certain circumstances, they each receive fixed compensation in the event their employment terminates. Friedrich Böttcher is entitled to €1,181,719 in the event his termination results from a change in control of Van der Moolen Holding N.V. and €945,375 in the event his termination results from a dispute with the supervisory board. Frank Dorjee is entitled to receive one year’s salary in the event his termination results from a change in control of Van der Moolen Holding N.V.

No other members of our supervisory board or management board are entitled to any benefits (apart from pension or similar retirement benefits as described under “— Compensation of our management board”) upon termination of their employment by Van der Moolen Holding N.V.

D.     Employees

The following table provides information about the number of employees who worked for us and each of our principal subsidiaries as of December 31, 1999, 2000 and 2001.

	As of December 31,

Company	1999	2000	2001

Van der Moolen Holding	29	27	26
Van der Moolen Specialists USA	167	212	288
Cohen, Duffy, McGowan	—	—	37
Van der Moolen Options USA	50	50	50
Van der Moolen Effecten	26	34	27
Van der Moolen Trading	29	30	28
Van der Moolen Opties Amsterdam	14	19	9
Van der Moolen U.K.	9	10	40
Van der Moolen Obligaties	4	4	3
Other	8	—	—

Total	336	386	508

The following table provides information about the number of the group’s employees by function as of December 31, 1999, 2000 and 2001.

	As of December 31,

	1999	2000	2001

Function
Traders	262	271	361
Administration and support	23	68	96
Operating company management	20	17	18
Holding company management and staff	21	16	17
Technology support	10	14	16

Our establishment of Kenny & Co. in January 2002 and our acquisition of Lyden, Dolan, Nick on March 1, 2002 resulted in the addition of 35 employees to the group.

Our employees are not covered by a collective bargaining agreement. We have never experienced an employment-related work stoppage. We consider our employee relations to be good.

E.     Share Ownership

With the exception of Gerard L. van den Broek, who holds 47,922 common shares, none of the members of our supervisory board or management board hold any common shares or financing preferred shares of Van der Moolen Holding N.V. See “— Compensation — Share Options Held by Members of our Management Board” for information regarding the ownership of options by members of our management board.

Equity Stock Option Plan

We have established a stock option plan with respect to our management and employees. Under this plan, members of our management board and other specified employees may be granted an option to acquire a specified number of common shares. The exercise price for all options issued and outstanding as of May 27, 2002 is between €8.62 and €35.22.

On December 31, 2001, the number of unexercised outstanding options held by our staff was 1,867,430. The total number of unexercised outstanding options held by members of our management board as a group on 2001 (including options held by Mr. Cleaver) was, on the same basis, 259,450.

The options we grant at present are immediately exercisable, with the exception of some of the options granted to employees of Van der Moolen U.K., which may not be exercised for a period of three years from the date of grant. The exercise period of our options ranges from four to ten years.

If employees cease to be employed by us, their unexercised options are cancelled. Furthermore, any options exercised are subject to a forfeiture period of three years during which the relevant employee must remain employed with us or forfeit 80% of any benefits derived from the exercise of the options.

Item 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.     Major Shareholders

The following table sets forth certain information concerning the beneficial ownership of our outstanding share capital, which is comprised of our common shares, financing preferred A shares and financing preferred B shares as of April 24, 2002 by:

•	each shareholder who is known by us to beneficially own approximately 5% or more of our outstanding share capital; and

•	our supervisory board and management board as a group.

Percentage of beneficial ownership is based on an aggregate of 38,242,389 shares outstanding, representing 42,352,365 votes, composed of 37,610,085 common shares, 241,000 financing preferred A shares and 391,304 financing preferred B shares. The totals underlying these percentages comprise, for each individual shareholder, both the total number of shares outstanding and the number of shares underlying options held by the individual shareholder.

	Shares beneficially owned(1)

				Voting interest in
	Number of common	Number of financing	Number of financing	outstanding share
Beneficial owner	shares	preferred A shares	preferred B shares	capital(2) (%)

ING Groep N.V.(3)	3,205,464	—	—	7.6
Fortis Utrecht N.V.(3)	683,037	—	326,087	7.4
NIB Capital N.V.(3)	1,920,297	—	21,739	4.9
Ducatus N.V.(3)(4)	—	241,000	43,478	5.1
Shares held by our supervisory board members as a group	47,922	—	—	0.1
Shares held by our management board members as a group	—	—	—	—
Shares held by the public	31,753,365	—	—	74.9

Total(5)	37,610,085	241,000	391,304	100

Notes:

(1)	Under Rule 13d-3 of the United States Securities Exchange Act of 1934, as amended, more than one person may be deemed to beneficially own certain common shares (if, for example, persons share the power to vote or the power to dispose of the common shares). In addition, a person is deemed to beneficially own common shares if the person has the right to acquire the common shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. As a result, the percentage of outstanding common shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of common shares actually outstanding. These numbers include options held by shareholders because options are exercisable on grant.

(2)	Holders of our common shares, financing preferred A shares and financing preferred B shares vote as a single class on all matters requiring a shareholder vote. Each common share carries one vote and each financing preferred A share and each financing preferred B share carries 7.5 votes.

(3)	Common share ownership interests for these shareholders are not publicly available. Accordingly, the number is estimated by us, in part based on notifications shareholders were required to make pursuant to Dutch law when they reach a threshold interest of 5% and again at 10%. Our estimates are based on information available to us as of April 10, 2002.

(4)	All financing preferred A shares and financing preferred B shares previously held by F. van Lanschot Bankiers N.V. were transferred to Ducatus N.V. on August 29, 2001.

(5)	As of May 27, 2002, the total number of common shares was 38,405,683. This increase, compared to April 24, 2002, was due to the issuance of a stock dividend and stock options. None of our major shareholders elected to receive the stock dividend. The number of financing preferred A shares and financing preferred B shares remained unchanged compared to April 24, 2002.

None of our major shareholders has voting rights which differ from those of our other shareholders.

As of December 31, 2001, 3,385,928 common shares were held in the form of ADSs by 475 ADS holders of record.

B.     Related Party Transactions

Between January 1, 2001 and May 15, 2002 (the latest practicable date), members of our supervisory and management boards have not entered into any transactions involving our shares.

Van der Moolen Specialists USA makes payments to certain of its members, including the members of its management committee, in respect of seats in the New York Stock Exchange which they own of record or of which they are the beneficial owner contributed for use or leased to Van der Moolen Specialists USA. During 2001, Van der Moolen Specialists USA paid €6.7 million in respect of these seats.

C.     Interest of Experts and Counsel

Not applicable.

Item 8: FINANCIAL INFORMATION

A.     Consolidated Statements and Other Financial Information

Reference is made to Item 18 for a list of all financial statements filed as part of this annual report.

Litigation

As a result of the liquidation of the Amsterdam Stock Exchange Association, or the Association, the predecessor of the former Amsterdam Exchanges N.V., we may have liability in connection with an ongoing lawsuit, known as the Begaclaim, against the Association, which was transferred to the former members of the Association in connection with its dissolution. All former members of the Association who received assets as liquidation payments could be liable for the payment of the amounts being claimed by the plaintiff. The maximum exposure of Van der Moolen Holding N.V. is estimated to be €18.9 million (plus accrued statutory interest). On April 4, 2001, the district court in The Hague dismissed the claim against the Association. However, the plaintiff has appealed against this judgment. Although we believe that this appeal will be found to be without merit, there can be no assurance that it will not be decided in favor of the plaintiff and that, if successful, any judgment would not have a material adverse effect on our results of operations.

Other than the foregoing matter, neither we nor any of our subsidiaries is party to any material litigation, claim or arbitration, and no such proceeding is known by us to be pending or threatened which would have a material adverse effect on our financial condition.

Dividends and Dividend Policy

Our general meeting of shareholders has the discretion to determine whether we will pay dividends on our common shares in the future following any setting aside of funds by our management board with the prior approval of our supervisory board. Dividends may be paid out of retained earnings that have not been appropriated to statutory reserves or paid to holders of our financing preferred shares and preferred shares. Shareholders may be given the option of receiving the dividend in cash, in common shares, or in a combination of cash and common shares following a proposal by the management board and approval of the supervisory board. While our management board may, with the approval of the supervisory board, determine that an interim dividend shall be paid, payouts in past years have been in the form of a single annual dividend. Dividends may be subject to a deduction of Dutch withholding tax. See “Additional Information — Taxation”. Any dividends that are not claimed within five years of their declaration revert to us.

The principal source of funds for the payment of dividends by us has been, and will continue to be, interest, dividends, if any, loan repayments and other inter-company cash flows received from our subsidiaries. The determination of each subsidiary’s ability to pay dividends is made independently in accordance with the law of the jurisdiction in which it is incorporated. Earnings of our subsidiaries may not be distributed to our shareholders until received as dividends by us and subject to applicable Dutch law. No assurance can be given that we will have sufficient earnings to pay any cash dividends in any future period.

The table below sets forth certain information regarding the dividends declared payable in respect of our common shares to the holders of record at December 31, of the years indicated and has been adjusted to reflect our five-for-two share split on October 31, 1997 and our three-for-one share split that took effect on May 1, 2001. The dividends for each of the years below were paid in the immediately following year.

Year ended December 31,	Dividends per common share				Total dividends paid on our common shares

	€		$		(€ millions)	($ millions)
1997	0.76	(1)	0.68	(1)	22.7	20.2
1998	0.91	(2)	0.81	(2)	30.7	27.3
1999	0.92	(3)	0.82	(3)	32.3	28.8
2000	1.50	(4)	1.34	(4)	56.0	49.8
2001	1.10	(5)	0.98	(5)	41.4	36.8

Notes:
(1)	€0.76 ($0.68) in cash or, alternatively, €0.30 ($0.27) in cash and €0.46 ($0.41) in common shares.

(2)	€0.91 ($0.81) in cash or, alternatively, €0.30 ($0.27) in cash and €0.61 ($0.54) in common shares.

(3)	€0.92 ($0.82) in cash or, alternatively, €0.33 ($0.29) in cash and €0.59 ($0.53) in common shares.

(4)	Paid in cash only.

(5)	Paid in cash or, alternatively, in the form of common shares.

In 1997, 1998, 1999 and 2001 holders of our common shares elected to receive a portion of the dividend declared in respect of that year in the form of common shares. Accordingly, we issued 711,762, 651,456, 909,903 and 784,973 common shares in respect of the dividends declared in respect of each of the years ended December 31, 1997, 1998, 1999 and 2001, respectively. The number of common shares indicated is adjusted to reflect our three-for-one stock split that took effect on May 1, 2001.

We have had a policy of paying at least 40% of our net income from ordinary activities less minority interest, calculated in accordance with Dutch GAAP, to our holders of common shares in the form of dividends, subject to, among other things, our liquidity and capital position and our expected financing requirements. For the years ended December 31, 1997, 1998, 1999, 2000 and 2001, we paid 44.9%, 48.1%, 42.8%, 40.1% and 41.0%, respectively, of our net income from ordinary activities less minority interest, calculated in accordance with Dutch GAAP, to our common shareholders in the form of dividends. The payment of any future dividends will be recommended, based on net income from ordinary activities less minority interest, by our management board in light of the conditions then existing, including our financial performance, liquidity position, capital position, future financing requirements and other factors.

Dividends on Financing Preferred Shares

We currently have 241,000 financing preferred A shares and 391,304 financing preferred B shares outstanding. Our financing preferred shares are finance shares, which we may issue to raise capital. We pay dividends on our financing preferred shares. The dividend is calculated on the basis of the basic yield applicable to the relevant class of financing preferred shares as described in the terms and conditions attaching to such shares, which normally reflect market interest rates.

The following tables set forth certain information regarding the dividends declared on our financing preferred A and B shares to the holders of record at December 31, of the years indicated. The dividends for each of the years below were paid in the immediately following year.

	Dividends per financing		Total dividends paid on
Year ended December 31,	preferred A share		financing preferred A shares

	€	$	(€ millions)	($ millions)
1997	2.70	2.40	0.6	0.5
1998	2.70	2.40	0.6	0.5
1999	2.70	2.40	0.6	0.5
2000	2.48	2.21	0.6	0.5
2001	2.71	2.41	0.6	0.5

	Dividends per financing		Total dividends paid on
Year ended December 31,	preferred B share		financing preferred B shares

	€	$	(€ millions)	($ millions)
1998	0.14	0.12	0.06	0.05
1999	5.76	5.13	2.3	2.0
2000	5.76	5.13	2.3	2.0
2001	5.76	5.13	2.3	2.0

B.     Significant Changes

For a discussion of significant changes in our business or financial condition since December 31, 2001, see “Operating and Financial Review and Prospects — Recent Developments”.

Item 9: THE OFFER AND LISTING

A.     Offer and Listing Details

The tables below set forth, for the periods indicated, the high and low closing prices of our common shares and ADSs, adjusted for our five-for-two stock split that took effect on October 31, 1997 and our three-for-one stock split that took effect on May 1, 2001.

The following table sets out annual high and low closing prices of our common shares on Euronext Amsterdam and our ADSs on the New York Stock Exchange as provided by Bloomberg:

	Euronext Amsterdam		New York Stock Exchange

Period	High	Low	High	Low

	(in euro per share)		(in dollars per share)
1997	11.71	5.29	—	—
1998	44.17	9.15	—	—
1999	24.17	14.17	—	—
2000	35.17	14.17	—	—
2001(1)	42.17	15.00	30.24	22.75

Note:
(1)	Trading in the ADSs on the New York Stock Exchange commenced on October 18, 2001.

The following table sets out quarterly high and low closing prices of our common shares on Euronext Amsterdam and our ADSs on the New York Stock Exchange as provided by Bloomberg:

	Euronext Amsterdam		New York Stock Exchange

Period	High	Low	High	Low

	(in euro per share)		(in dollars per share)
2000
First quarter	17.50	14.17	—	—
Second quarter	21.58	14.70	—	—
Third quarter	30.83	18.85	—	—
Fourth quarter	35.17	26.33	—	—
2001
First quarter	42.17	27.73	—	—
Second quarter	39.75	28.95	—	—
Third quarter	32.35	15.00	—	—
Fourth quarter(1)	34.00	19.50	30.24	22.75
2002
First quarter	36.25	30.60	32.35	26.92

Note:
(1)	Trading in the ADSs on the NYSE commenced on October 18, 2001.

The following table sets out monthly high and low closing prices of our common shares on Euronext Amsterdam and our ADSs on the New York Stock Exchange provided by Bloomberg:

	Euronext Amsterdam		New York Stock Exchange

Month ended	High	Low	High	Low

	(in euro per share)		(in dollars per share)
December 31, 2001	33.29	30.50	29.65	27.40
January 31, 2002	36.25	32.11	32.35	28.50
February 28, 2002	34.89	30.60	30.34	26.92
March 31, 2002	34.20	32.00	29.95	27.60
April 30, 2002	34.49	24.35	30.35	22.20
May 31, 2002	26.98	23.20	24.80	21.60

On June 17, 2002, the closing price of the common shares on Euronext Amsterdam was €24.00 and the closing price of the ADSs on the New York Stock Exchange was $22.85.

B. Plan of Distribution

Not applicable.

C. Markets

Our common shares are listed on Euronext Amsterdam under the symbol “MOO” and are included in the Next 150 Index and in the AEX Midkap Index of Euronext Amsterdam. Our ADSs are listed on the New York Stock Exchange under the symbol “VDM”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issuer

Not applicable.

Item 10: ADDITIONAL INFORMATION

A.  Share Capital

Not applicable.

B.  Memorandum and Articles of Association

We are registered in the trade register of the Chamber of Commerce and Industry for Amsterdam under number 33000644.

Our objects, which are set out in Article 3 of our articles of association, include participating in, having control over, managing and financing other enterprises and companies.

Description of Shares and Key Provisions of our Articles of Association

Set out below is a summary of material information concerning our shares, which are our common shares together with our financing preferred shares and our preferred shares, and related material provisions of our articles of association and of Book 2 of the Dutch Civil Code (Boek 2 van het Burgerlijk Wetboek). This summary is qualified in its entirety by reference to our articles of association and to Dutch law.

Common shares

Our common shares may be issued in bearer or registered form and will be in bearer form unless the shareholder indicates otherwise in writing. Only bearer common shares can trade on Euronext Amsterdam.

Bearer common shares

All of our bearer common shares will be embodied in a single global share certificate which will not be exchanged for single or multiple physical securities and which we will deposit with (Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V.), also called NECIGEF, for safekeeping on behalf of the parties entitled to the common shares in bearer form. The common shares represented by the single global share certificate may only be transferred through the book-entry system maintained by NECIGEF. A participant in the collective deposit (verzameldepot) of a securities institution admitted to NECIGEF may, at his or her own expense, require conversion of one or more of his or her bearer common shares into common shares in registered form.

Registered common shares

We enter holders of issued and outstanding registered common shares in the register of shareholders. We do not issue share certificates for registered common shares. However, the shareholder may request an extract from the shareholders’ register regarding the common shares registered in his or her name. We are required to provide this free of charge. Dutch law requires that transfers of registered common shares be recorded in a written instrument to which we are a party or which is served on us, or that the transfer be acknowledged by us. There are currently no holders of common shares entered in the register.

Financing preferred shares

We are authorized to issue financing preferred shares to raise capital. Financing preferred shares can be issued in bearer or registered form at the option of the management board, subject to the approval of the supervisory board. Financing preferred shares, if and when issued, will rank above common shares with respect to dividend and liquidation proceeds. Financing preferred shares have dividends which reflect market interest rates.

The terms and conditions, including dividend percentage and profit basis, applicable to the financing preferred shares of a specific class are included in the resolution regarding a first issuance of financing preferred shares of such class. The resolutions with respect to the issuance of 216,000 financing preferred A shares dated 15 January 1997, the issuance of 20,000 financing preferred A shares dated 20 December 2000, the issuance of 5,000 financing preferred A shares dated 1 August 2001 and the issuance of 391,304 financing preferred B shares dated 15 December 1998 are all deposited at our office in Amsterdam, the Netherlands.

Our financing preferred shares are not convertible into common shares. They are not listed on any exchange, and we have no intention to list our financing preferred shares. Except as described above and in “— Description of Shares and Key Provisions of our Articles of Association — Dividends”, there are no redemptive or other material rights attaching to our financing preferred shares.

Preferred shares

Effective May 1, 2001, we amended our articles to provide for the future issuance of preferred shares to an unaffiliated foundation called Stichting Van der Moolen Holding. The Stichting’s object is to safeguard our interests and those of our subsidiaries in the event of, for instance, a hostile takeover, by acquiring and managing our preferred shares and by exercising the rights attaching to those shares, in particular, the voting rights. On July 12, 2001, we entered into an agreement with the Stichting pursuant to which it has been granted a call option right allowing it to acquire up to the number of preferred shares of which the aggregate par value is equal to the aggregate par value of the total number of our common shares, financing preferred A shares, financing preferred B shares, financing preferred C shares, financing preferred D shares and financing preferred E shares outstanding at the time of the exercise of the right. Assuming the Stichting exercises its right in respect of the maximum number of preferred shares that could be issued pursuant to the preceding sentence, such exercise would result in the Stichting having voting rights equal to 50 per cent. of the total voting power of all of our issued and outstanding shares. Accordingly, the Stichting would be able to block or control all shareholder votes.

The Stichting may exercise its right to acquire the maximum number of shares at any time or may exercise its right in respect of blocks of preferred shares on more than one occasion. The preferred shares will be issued against payment by the Stichting of an amount equal to at least 25 per cent. of the aggregate par value of the preferred shares to be issued. After the issuance of any preferred shares, we will meet with the Stichting at least two times a year to discuss whether it remains necessary for the Stichting to continue to hold the preferred shares. If we agree with the Stichting that it is no longer necessary, we will repurchase or cancel the preferred shares. In addition, at its discretion, the Stichting may require us to repurchase or cancel the preferred shares at any time after two years from the date of their original issuance.

The Stichting has entered into a standard standby facility with ING Bank which allows the Stichting to draw down the necessary financial resources in the event it decides to exercise the call option.

The Stichting is managed by a management board comprised of five members, only one of whom may be a member of our supervisory board. Each of the remaining four members must be an individual who is not:

• a current or former managing director, supervisory director or employee of us or of any of our subsidiaries;

• a relative of one of our managing directors or supervisory directors or those of any of our subsidiaries;

•	permanent adviser of ours or a former permanent adviser of ours, provided that this restriction will only apply for the first three years after the termination of the relationship; or

•	a managing director or employee of any banking institution with which we maintain a significant relationship.

The management board of the Stichting consists of the following persons: Mr. Syb Bergsma; Mr R.W.J.M. Bonnier; Mr H. Langman; Prof. R.A.H. van der Meer; and Mr J.C.T. van der Wielen.

There are currently no preferred shares issued and outstanding. Our preferred shares are not convertible into common shares.

Issue of shares and pre-emptive rights

Upon a proposal of the management board and subject to approval of the supervisory board, our general meeting of shareholders has the authority to decide on any further issuance of shares or rights to subscribe for shares and on the terms and conditions thereof.

A general meeting of shareholders may delegate this power to the management board. The resolution of a general meeting of shareholders to delegate this power determines the maximum number of shares to be issued. Our management board’s authority to issue shares is limited to our authorized share capital. On April 10, 2002, our management board was authorized to issue shares until July 2003. This authorization may at any time be extended for periods of up to five years. The application of this power by our management board is subject to the approval of our supervisory board.

Our shares cannot be issued below par. Our common shares and financing preferred shares must be fully paid-up upon issue. Our preferred shares may be issued on a “partly paid” basis, but not at less than 25 per cent. of the aggregate par value of the preferred shares to be issued.

As a general matter, each holder of common shares has pre-emptive rights to subscribe for any common shares that we issue and has pre-emptive rights to subscribe if we make a grant of rights to subscribe for common shares. Holders of our financing preferred shares and preferred shares do not have pre-emptive rights with respect to our common shares. Pre-emptive rights to which each holder of our common shares is entitled are in proportion to its percentage ownership interest in our outstanding common shares. Pre-emptive rights do not apply to common shares issued for a non-cash contribution, to common shares issued to our employees or if we issue common shares to a person who exercises a previously-acquired right to subscribe for common shares.

Holders of our financing preferred shares and of our preferred shares are not entitled to exercise pre-emptive rights with respect to any future issuances of our financing preferred shares or preferred shares, as the case may be.

By following the procedures as described above for further issuances of shares, a general meeting of shareholders may restrict or exclude any pre-emptive rights, and it may delegate this power to our management board. If our management board has been delegated the authority to issue shares, it can limit or exclude any pre-emptive rights as long as a general meeting of shareholders has granted it that power and our supervisory board approves. At our annual general meeting on April 10, 2002, our shareholders delegated to our management board the authority to exclude or restrict pre-emptive rights for a period of 15 months from the date of the meeting.

Acquisition by us of shares in our own capital

We may acquire our own shares if and to the extent that:

• a general meeting of shareholders has authorized our management board to acquire the shares;

•	our shareholders’ equity, after deduction of the price of acquisition, is not less than the sum of the issued and called up portion of the share capital and the reserves that provisions of Dutch law or our articles of association require us to maintain; and

•	the aggregate par value of the shares to be acquired, together with the shares in our share capital that we already hold directly, indirectly or as pledgee, does not equal more than one-tenth of the aggregate par value of our total issued share capital.

We may not acquire our own shares if they have not been fully paid-up, and any acquisition of our own shares is subject to the prior approval of our supervisory board. The authorization by a general meeting of shareholders may be for a term of up to 18 months. We and our subsidiaries may not vote shares which we or they hold.

At the annual general meeting on April 10, 2002, our management board was given the authority described above to acquire shares in our capital for a period of 15 months from the date of the meeting.

Capital reduction

If our supervisory board approves and Dutch law permits, a general meeting of shareholders can reduce our issued share capital by cancellation of shares or reduction of the nominal value of shares.

Voting rights and shareholders’ meetings

We must hold annual general meetings of shareholders within six months of the end of our financial year. The annual general meeting is held, among other things, to adopt our annual accounts. We must hold extraordinary general meetings of shareholders whenever:

•	one or more shareholders together representing at least one-tenth of our outstanding share capital request it in writing, listing the topics to be discussed; and

•	our management board or our supervisory board deems necessary.

General meetings of shareholders shall be held in the municipality of Amsterdam.

Each shareholder can attend general meetings in person or by proxy, address the meeting and vote. Under Dutch law, voting rights are related to the nominal value of shares. Accordingly, as each of our common shares, par value EUR0.08, entitles the holder to one vote, each of our financing preferred shares or preferred shares, par value EUR0.60, entitles the holder to 7.5 votes.

The management board must be notified in writing of a registered shareholder’s intention to attend a general meeting of shareholders. The holders of bearer common shares can vote if an affiliated institution of NECIGEF sends a written statement as to their shareholdings to our offices. Resolutions are passed by absolute majority of votes cast unless stated otherwise in Dutch law and our articles of association. Unless a proposal to a general meeting of shareholders is made by our management board (subject to the approval of the supervisory board), a resolution can only be adopted by a general meeting of shareholders if more than half of the issued share capital is represented at the meeting.

A general meeting of shareholders can amend our articles of association or dissolve us only if the proposal thereto is made by our management board (subject to the approval of the supervisory board).

Dutch law and our articles of association do not impose any limitations on non-Dutch ownership or voting of our common shares.

Annual accounts

We have a calendar financial year. Within four months after the end of our financial year, our management board must draw up the annual accounts and a report concerning the course of business with respect to that financial year. Dutch law allows for an extension of this period by a general meeting of shareholders for a maximum of six months. The annual accounts and report are submitted to our supervisory board. Our supervisory board shall have the annual accounts audited. The annual accounts and report, together with the auditor’s report and the report from our supervisory board, are submitted to the annual general meeting of shareholders for inspection, and with respect to the annual accounts, adoption. See also “Directors, Senior Management and Employees — Limitation of Liability and Indemnification Matters”.

Dividends

Annual dividends may only be paid out of profits as shown in the adopted annual financial statements. We may not make distributions if the distribution would reduce our shareholders’ equity below certain reserves required by Dutch law or our articles of association. The profits must first be used to set up and maintain reserves required by Dutch law and must then be set off against certain financial losses. The preferred shares will be paid their dividends, first, followed by the financing preferred shares. The dividends on our financing preferred shares and our preferred shares will reflect market interest rates. With supervisory board approval, our management board then decides whether and how much of the remaining profit they will reserve. Any profits remaining will be paid as a dividend on the common shares. With the approval of our supervisory board and subject to Dutch law, our management board can resolve to pay an interim dividend. A general meeting of shareholders may, upon the proposal of our management board and subject to approval of our supervisory board, resolve a dividend payment to be made in full or in part in the form of shares.

We can make distributions to shareholders at the charge of one or more of our reserves except for the share premium reserves A, B, C, D and E.

Purchasers of common shares or ADSs representing such shares in the offering will be entitled to the full dividend for the financial year 2001 and subsequent financial years. Any dividends that are not claimed within five years of their declaration revert to us.

Amendment of our articles of association and liquidation rights

A general meeting of shareholders may only resolve to amend our articles of association or to dissolve us on the proposal of our management board, subject to the approval of our supervisory board.

Our articles of association were last amended by notarial deed with effect from May 1, 2001 pursuant to a resolution passed at our annual general meeting of shareholders held on April 11, 2001.

If we are dissolved and liquidated, after we pay all debts and liquidation expenses, the holders of preferred shares have first rights to payment of any dividends not fully paid to them in previous years and of the amount paid per preferred share. Subsequently, the holders of financing preferred shares have rights to payment of any dividends not fully paid to them in previous years and of the basic yield applicable to the relevant class of financing preferred shares as described in the terms and conditions attaching to such shares. Finally, any remaining assets will be distributed to the holders of common shares.

Should the balance be insufficient to pay the full amounts to holders of preferred shares and the holders of financing preferred shares, such payments shall be made in proportion to the amounts to be paid out on the preferred shares and the financing preferred shares.

Obligations of Shareholders to Disclose Holdings

The 1996 Act on Disclosure of Holdings in Listed Companies (Wet melding zeggenschap in ter beurze genoteerde vennootschappen 1996, also called the Disclosure of Holdings Act) provides that any person who, directly or indirectly, acquires or disposes of an interest, including an ADS, in the capital and/or the voting rights of a Dutch limited liability company listed on an official stock exchange in the European Economic Area must forthwith notify us and the Authority for the Financial Markets of the Netherlands if this changes the percentage of capital interest or voting rights they hold to a different range. The percentage ranges referred to in the Disclosure of Holdings Act are 0% to 5%; 5% to 10%; 10% to 25%; 25% to 50%; 50% to 66 2/3%; and over 66 2/3%.

Failure to comply with these disclosure obligations is an economic offense and can lead to criminal prosecution as well as to administrative penalties being imposed. In addition, a civil court can impose the following measures against any person who fails to properly notify us or the Authority for the Financial Markets of the Netherlands of those holdings:

•	a court order requiring the person violating the Disclosure of Holdings Act to make disclosure in accordance with the Disclosure of Holdings Act;

•	suspension of voting rights in respect of such person’s shares for a period of up to three years as determined by the court;

•	nullification of a resolution adopted by a general meeting of shareholders, if it is determined that the resolution would not have been adopted but for the exercise of the voting rights of the person who was obliged to notify, or suspension of a resolution until such time as a general meeting of shareholders has had an opportunity to make such a determination; and

•	an order to the person violating the Disclosure of Holdings Act to refrain, during a period of up to five years as determined by the court, from acquiring shares and/or voting rights.

Regulations under the 1995 Supervision of the Securities Trading Act (Wet toezicht effectenverkeer 1995) regarding insider trading create an additional notification duty for shareholders holding, directly or indirectly, a capital interest of more than 25% in a listed company. Such shareholders must notify the Securities Board of the Netherlands of any and all transactions that they carry out, directly or indirectly, in our securities. If a more than 25% shareholder is a legal entity and not an individual, the obligation is extended to the managing and supervisory board members of the legal entity.

As of January 1, 2000, the Authority for the Financial Markets of the Netherlands can also impose administrative penalties (bestuurlijke boetes en dwangsommen) in the event of a violation of the Disclosure of Holdings Act and of the insider trading rules. Violation of insider trading rules can also lead to criminal sanctions.

Section 16 Dutch Securities Act

Section 16(1) of the Dutch Securities Act prohibits, except as provided below, a party from holding or acquiring, or increasing a qualifying shareholding, which is a direct or indirect interest (such as through the ADSs) in, or direct or indirect exercise of voting rights of, more than 5% of the issued share capital of a securities institution to which a license has been issued pursuant to section 7(4) or (6) of the Dutch Securities Act. The exercise of any control connected with a qualifying shareholding in a securities institution, including the licensed securities institution subsidiaries of Van der Moolen Holding N.V., is prohibited unless a declaration of no objection has been obtained from the Authority for the Financial Markets. The Authority for the Financial Markets will, upon request, issue a declaration of no objection in respect of a transaction or act as referred to in Section 16(1) within 13 weeks of its receipt of the application, unless it judges that the transaction would or could affect the securities institution concerned in a manner that is incompatible with the sound or prudent management of the securities institution. Restrictions may be imposed on, and conditions attached to, a declaration of no objection issued. Purchasers of our common shares and/or ADSs in the offering, as well as any subsequent transferees, will be required to comply with the provisions described above.

We, as well as our intermediate holding companies, have been granted declarations of no objection pursuant to Section 16 of the Dutch Securities Act in connection with the holding of our interests in our securities institution subsidiaries. Further, except for in the case of Ducatus N.V., our major shareholders and The Bank of New York have been granted declarations of no objection (or, in one case, an indication from the Dutch Securities Board that a declaration will be granted shortly). Ducatus N.V. recently acquired a qualifying shareholding and has made an application for a declaration of no objection to the Financial Markets Authority.

C.  Material Contracts

Van der Moolen Specialists USA, LLC

Pursuant to the terms of the Amended and Restated Operating Agreement dated August 1, 2001 governing the operation of Van der Moolen Specialists USA, distributions to, and voting by, the members of Van der Moolen Specialists USA are made in proportion to each member’s profit and loss percentage at the time of such distribution or vote. Through our wholly owned subsidiary, Mill Bridge IV, LLC, our profit and loss percentage is 75%.

Van der Moolen Specialists USA is managed by a management committee that must have at least three members. The management committee is currently composed of our wholly owned subsidiary, Mill Bridge IV, and five individual members. As a general matter, a vote of the majority of the profit and loss percentage of the members of the management committee is required for action by the committee. A quorum for any meeting consists of members of the committee holding a majority of the profit and loss percentage, but in no event fewer than three members, including two members other than Mill Bridge IV. There are supermajority voting requirements in order for the management committee to take certain corporate actions, including matters that would affect the profit and loss allocations of members, the election of any member (other than Mill Bridge IV) to serve on the committee and a change in the number of members on the committee. In addition, certain corporate actions, such as the dissolution of the company, the sale of all or substantially all of its assets, a public offering of the company and an amendment to the operating agreement, require the approval of members of the company holding an aggregate profit and loss percentage of at least 80%.

Membership interests in Van der Moolen Specialists USA may not be transferred without the prior written consent of the management committee, although members may elect to terminate their memberships in Van der Moolen Specialists USA by giving at least 90 days’ prior written notice.

D.  Exchange Controls

There are no legislative or other legal provisions currently in force in the Netherlands or arising under our articles of association restricting transfers to holders of our securities not resident in the Netherlands. Cash dividends payable in euro on our shares may be officially transferred from the Netherlands and converted into any other convertible currency.

There are no limitations, either under the laws of the Netherlands or our articles of association, on the right of non-residents of the Netherlands to hold or vote our shares.

E.  Taxation

Certain Dutch Tax Consequences for Holders of Common Shares or ADSs

This description describes the principal tax consequences that will generally apply in the case of an investment in the common shares or ADSs under Dutch tax laws in force and in effect as of the date hereof. This description is subject to changes in Dutch law including changes that could have retroactive effect. No assurance can be given that authorities or courts in the Netherlands will agree with such interpretation. Not every potential tax consequence of such investment under the laws of the Netherlands will be addressed.

Dutch taxation of resident shareholders

The description of certain Dutch taxes set out in this section “— Dutch taxation of resident shareholders” is only intended for the following investors:

(1)	individuals who are resident or deemed to be resident in the Netherlands and, with respect to individual income taxation, individuals who opt to be taxed as a resident of the Netherlands for purposes of Dutch taxation and who invest in the common shares or ADSs (“Dutch Individuals”), excluding individuals:

(a)	who derive benefits from the common shares or ADSs that are taxable as benefits from miscellaneous “activities” (resultaat uit overige werkzaamheden);

(b)	for whom the common shares or ADSs or any payment connected therewith may constitute employment income; or

(c)	who have a substantial interest, or a deemed substantial interest, in us; and

(2)	corporate entities (including associations which are taxable as corporate entities) that are resident or deemed to be resident in the Netherlands for purposes of Dutch taxation and who invest in the common shares or ADSs (“Dutch Corporate Entities”), excluding:

(a)	corporate entities that are not subject to Dutch corporate income tax;

(b)	pension funds (pensioenfondsen) and other entities that are exempt from Dutch corporate income tax;

(c)	corporate entities that hold common shares or ADSs, the benefits derived from which are exempt under the participation exemption (as laid down in the Dutch Corporate Income Tax 1969); and

(d)	investment institutions (beleggingsinstellingen) as defined in the Dutch Corporate Income Tax Act 1969.

Generally, a holder of common shares or ADSs will have a substantial interest if he or she holds, alone or together with his or her partner, whether directly or indirectly, the ownership of, or certain other rights over, shares representing 5% or more or our total issued and outstanding capital (or the issued and outstanding capital of any class of shares), or rights to acquire shares, whether or not already issued, that represent at any time 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of shares) or the ownership of certain profit participating certificates that relate to 5% or more of our annual profit and/or to 5% or more of our liquidation proceeds. A holder of common shares or ADSs will also have a substantial interest in us if certain relatives (including foster children) of that holder or of his or her partner have a substantial interest in us. If a holder of common shares or ADSs does not have a substantial interest a deemed substantial interest will be present if (part of) a substantial interest has been disposed of, or is deemed to have been disposed of, on a non-recognition basis.

Individual and corporate income tax

Dutch individuals not engaged or deemed to be engaged in an enterprise. Generally, a Dutch individual who holds the common shares or ADSs that are not attributable to an enterprise from which he derives profits as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net worth of such enterprise other than as an entrepreneur or a shareholder (a “Dutch Private Individual”), will be subject to a fictitious yield tax. Irrespective of the actual income or capital gains, the annual taxable benefit of all the assets and liabilities of a Dutch individual that are taxed under such regime including, as the case may be, the common shares and ADSs, is set at a fixed percentage. This percentage is 4% of the average fair market value of these assets and liabilities at the beginning and at the end of every year (minus a tax-free amount). The tax rate applicable under the fictitious yield tax is 30%.

Dutch individuals engaged or deemed to be engaged in an enterprise and Dutch Corporate Entities. Any benefits derived or deemed to be derived from the common shares or ADSs (including any capital gains realized on the disposal thereof) that are attributable to an enterprise from which a Dutch Individual derives profits, whether as an entrepreneur or pursuant to a co-entitlement to the net worth of such enterprise (other than as an entrepreneur or a shareholder), are generally subject to income tax in its hands. Any benefits derived or deemed to be derived from the common shares or ADSs (including any capital gains realized on the disposal thereof) that are held by a Dutch Corporate Entity are generally subject to corporate income tax in its hands.

Withholding tax

Dividends we distribute are generally subject to a withholding tax imposed by the Netherlands at a rate of 25%. The concept “dividends we distribute” used in this section includes, but is not limited to:

(1)	distributions in cash or in kind, deemed and constructive distributions, and repayments of paid-in capital not recognized for Dutch dividend withholding tax purposes;

(2)	liquidation proceeds, proceeds of redemption of the common shares or ADSs or, as a rule, consideration for the repurchase of the common shares or ADSs by us in excess of the average paid-in capital recognized for Dutch dividend withholding tax purposes;

(3)	the par value of common shares or ADSs issued to a holder of the common shares or ADSs or an increase of the par value of common shares or ADSs, as the case may be, to the extent that it does not appear that a contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and

(4)	partial repayment of paid-in capital, recognized for Dutch dividend withholding tax purposes, if and to the extent that there are net profits (zuivere winst), unless:

(a)	a general meeting of our shareholders has resolved in advance to make such repayment; and

(b)	the par value of the common shares or ADSs concerned has been reduced by an equal amount by way of an amendment of the articles of association.

Dutch Individuals and Dutch Corporate Entities can generally credit the withholding tax against their income tax or corporate income tax liability and are generally entitled to a refund of dividend withholding taxes exceeding their aggregate income tax or corporate income tax liability. On August 31, 2001, the Netherlands Ministry of Finance published a legislative proposal (the “Bill”) to challenge dividend stripping that, when enacted, will have retroactive effect as from April 27, 2001. The Bill has passed the Second Chamber of

Parliament on November 15, 2001. The Bill provides that in the case of dividend stripping, dividend withholding tax cannot be credited or refunded. Dividend stripping is deemed to be present if the recipient of a dividend is not the beneficial owner thereof and is entitled to a larger reduction or refund of dividend withholding tax than the beneficial owner of the dividends. Under the Bill, a recipient of dividends will not be considered the beneficial owner thereof if as a consequence of a combination of transactions a person other than the recipient wholly or partly benefits from the dividends, whereby such person retains, whether directly or indirectly, an interest in the shares on which the dividends were paid. The Bill will apply to the transfer of the common shares, ADSs and dividend coupons and will also apply to transactions that have been entered into in the anonymity of a regulated stock market.

If you are a Dutch individual or Dutch Corporate Entity, we are not required to withhold dividend tax from a dividend we distribute to you to the extent that the temporary special distribution tax, discussed below in the section “— Dutch taxation of non-resident shareholders — Distribution tax” applies to the distribution.

Gift and inheritance taxes

A liability to gift tax will arise in the Netherlands with respect to an acquisition of the common shares or ADSs by way of a gift by a Dutch Individual or a Dutch Corporate Entity. A liability to inheritance tax will arise in the Netherlands with respect to an acquisition or deemed acquisition of the common shares or ADSs by way of an inheritance or bequest on the death of a Dutch Individual.

For purposes of Dutch gift and inheritance taxes, an individual who holds Dutch nationality will, inter alia, be deemed to be resident in the Netherlands if he has been resident in the Netherlands at any time during the ten years preceding the date of the gift or his death. For purposes of Dutch gift tax, an individual not holding Dutch nationality will be deemed to be resident in the Netherlands if he has been resident in the Netherlands at any time during the 12 months preceding the date of the gift.

Furthermore, in exceptional circumstances the deceased or the donor will be deemed to be a resident in the Netherlands for purposes of Dutch gift and inheritance taxes if the heirs jointly, or the recipient of the gift, as the case may be, elect the deceased or the donor, as the case may be, to be treated as a resident of the Netherlands for purposes of Dutch gift and inheritance taxes.

Dutch taxation of non-resident shareholders

This section describes certain Dutch tax consequences for a holder of the common shares or ADSs who is neither resident nor deemed to be resident in the Netherlands (a “Non-Resident Shareholder”). This section does not describe the tax consequences for Non-Resident Shareholders that hold the common shares or ADSs as a participation under the participation exemption as laid down in the Dutch Corporate Income Tax Act 1969.

Taxes on income and capital gains

A Non-Resident Shareholder will not be subject to any Dutch taxes on income or capital gains in respect of dividends we distribute (other than withholding tax described below) or in respect of any gain realized on the disposal of common shares or ADSs, provided that:

(1)	such Non-Resident Shareholder does not derive profits from an enterprise, whether as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net worth of such enterprise (other than as an entrepreneur or a shareholder) which enterprise is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise, as the case may be, the shares or ADSs are attributable;

(2)	such Non-Resident Shareholder does not have a substantial interest or a deemed substantial interest in us, or, if such holder does have such an interest, it forms part of the assets of an enterprise;

(3)	if such Non-Resident Shareholder is an individual, the benefits derived from the shares or ADSs are not taxable in the hands of such holder as a benefit from miscellaneous activities (resultaat uit overige werkzaamheden) in the Netherlands;

(4)	such Non-Resident Shareholder is not entitled to a share in the profits of an enterprise effectively managed in the Netherlands, other than by way of the holding of securities or through an employment contract, to which enterprise the common shares or ADSs or payments in respect of the common shares or ADSs are attributable;

(5)	such Non-Resident Shareholder does not carry out and has not carried out employment activities in the Netherlands with which the holding of or income derived from the common shares or ADSs is connected; and

(6)	if the Non-Resident Shareholder is an individual, he or she does not opt to be taxed as a resident of the Netherlands for purposes of Dutch taxation.

See the section “— Dutch taxation of resident shareholders” for a description of the circumstances under which your common shares and ADSs form part of a substantial interest or may be deemed to form part of a substantial interest in our company.

Withholding tax

Dividends we distribute are generally subject to a withholding tax imposed by the Netherlands at a rate of 25%. Reference is made to the section “— Dutch taxation of resident shareholders — Withholding tax” for a description of the concept “dividends distributed by us”.

If you are a Non-Resident Shareholder who is a resident in the Netherlands Antilles or Aruba under the provisions of the Tax Convention of the Kingdom of the Netherlands, or who is a resident in a country that has concluded a double taxation convention with the Netherlands under the provisions of that convention, we are not required to withhold dividend tax from a dividend we distribute to you to the extent that the temporary special distribution tax discussed below in the section “— Distribution tax” applies to the distribution.

If a holder of common shares or ADSs, whether an individual or an entity, is resident in a country other than the Netherlands and if a treaty for the avoidance of double taxation with respect to taxes on income is in effect between the Netherlands and that country, and the holder is a qualifying resident for purposes of such treaty, such holder may, depending on the terms of that particular treaty, qualify for full or partial relief at source or for a refund (in whole or in part) of the Netherlands dividend withholding tax.

Residents of the United States that qualify for, and comply with the procedures for claiming benefits under, the income tax convention between the Netherlands and the United States (the “US/NL Income Tax Treaty”) generally are eligible for a reduction of the Netherlands withholding tax on dividend income to 15%, which rate may under various specified conditions be reduced to 5% if the beneficial owner is a company which holds directly at least 10% of our voting power. The US/NL Income Tax Treaty provides, subject to certain conditions, for a complete exemption or refund for dividends received by exempt pension trusts and exempt organizations, as defined therein.

Subject to compliance with the procedures for claiming benefits, a holder of common shares or ADSs will qualify for benefits under the US/NL Income Tax Treaty (an “eligible U.S. holder”), if the holder:

•	is the beneficial owner of the dividends paid on the common shares or ADSs;

•	is resident in the United States according to the US/NL Income Tax Treaty;

•	is entitled to the benefits of the US/NL Income Tax Treaty within the meaning of article 26 of the US/NL Income Tax Treaty;

•	does not carry on business in the Netherlands through a permanent establishment of which the common shares or ADSs form part of the business property;

•	does not perform independent personal services from a fixed base in the Netherlands to which the holding of the common shares or ADSs pertains; and

•	is an individual, an exempt pension trust or exempt organization as defined in the US/NL Income Tax Treaty, an estate or trust whose income is subject to U.S. taxation as the income of a resident, either in its hands or in the hands of its beneficiaries or a corporation that is not excluded from treaty benefits under the limitation on benefits provision of the US/NL Income Tax Treaty.

Eligible U.S. holders (other than an exempt pension trust or an exempt organization) of common shares or ADSs may generally claim the benefits of a reduced withholding rate at source, provided that a completed and signed Form IB 92 USA is properly and timely filed with us in duplicate. Such form must include the bank affidavit appertaining thereto which has been completed and signed by a qualifying bank (banks that are bank members of the New York Stock Exchange, the American Stock Exchange and the Federal Reserve System generally qualify). Eligible U.S. holders who fail to satisfy these requirements may claim a refund of the tax withheld in excess of the applicable reduced withholding rate by filing, in duplicate, a completed and signed Form IB 92 USA, including the completed and signed bank affidavit as described above, directly with the Netherlands tax authorities within three years after the end of the calendar year in which the withholding tax was levied. Such claim must include material substantiating (i) the payment of the dividend and the imposition of the withholding tax, and (ii) the payment by us of the withholding tax to be refunded. In order to claim a further reduction of the dividend withholding tax to 5%, compliance with certain other procedures may be required. Qualifying exempt organizations are not eligible for relief at source and must claim a refund of the tax withheld by using Form IB 95 USA and complying with certain other formalities. Qualifying exempt pension trusts may generally be eligible for relief at source upon the proper and timely filing of Form IB 96 USA, in duplicate, including a completed and signed bank affidavit as described above, and including U.S. Internal Revenue Service Form 6166 with respect to the relevant year, and complying with certain other requirements.

For holders of the ADSs the Company has obtained from the Dutch Ministry of Finance a Special Arrangement that includes the approval to use the Elective Dividend Services offered by the Depository Trust Company. Hereunder, during the first year following the dividend payment date, holders of the ADSs meeting the requirements for tax treaty relief, other than qualifying exempt organizations as mentioned in the paragraph above, will be able to claim a refund (in whole or in part) of the Netherlands dividend withholding tax through the Bank of New York, as paying agent for the ADSs.

In the section “— Dutch taxation of resident shareholders — Withholding tax”, certain legislation is discussed that will be introduced with retroactive effect from April 27, 2001. This legislation may also be applied to deny relief from Dutch dividend withholding tax under double taxation conventions.

Gift and inheritance taxes

No liability for gift or inheritance taxes will arise in the Netherlands with respect to an acquisition of the common shares or ADSs by way of a gift by, or on the death of, a Non-Resident Shareholder, unless:

(1)	such Non-Resident Shareholder at the time of the gift has or at the time of his death had an enterprise or an interest in an enterprise that is or was, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise, as the case may be, the common shares or ADSs are or were attributable; or

(2)	in the case of a gift of the common shares or ADSs by an individual who at the time of the gift was a Non-Resident Shareholder, such individual dies within 180 days after the date of the gift while (at the time of his death) being resident or deemed to be resident in the Netherlands.

For purposes of Dutch gift and inheritance tax, an individual who holds Dutch nationality will, inter alia, be deemed to be resident in the Netherlands if he has been resident in the Netherlands at any time during the ten years preceding the date of the gift or his death. For purposes of Dutch gift tax, an individual not holding Dutch nationality will be deemed to be resident in the Netherlands if he has been resident in the Netherlands at any time during the 12 months preceding the date of the gift.

Furthermore, in exceptional circumstances the deceased or the donor will be deemed to be a resident in the Netherlands for purposes of Dutch gift and inheritance taxes if the heirs jointly, or the recipient of the gift, as the case may be, elect the deceased or the donor, as the case may be, to be treated as a resident of the Netherlands for purposes of Dutch gift and inheritance taxes.

Other taxes and duties

No Dutch registration tax, transfer tax, stamp duty or any other similar documentary tax or duty will be payable in the Netherlands by the investors in respect of or in connection with the subscription, issue, placement, allotment or delivery of the common shares or ADSs.

Distribution tax

We will be subject to a temporary special distribution tax at a rate of 20% to the extent that any dividends are distributed on the common shares or ADSs during the period from January 1, 2001 up to and including December 31, 2005, that are classified as “excessive”. For purposes of this distribution tax, dividends are considered to be “excessive”, if in any calendar year during the above-mentioned period, the total amount of dividends we distribute exceeds the highest of the following three amounts:

(1)	4% of our market capitalization at the beginning of the relevant calendar year;

(2)	twice the amount of the average annual profit distribution (exclusive of extraordinary distributions) by reference to the three calendar years immediately preceding January 1, 2001; and

(3)	our adjusted consolidated commercial result for the preceding book year.

See the section “— Dutch taxation of resident shareholders — Withholding tax” for a discussion of the concept, “dividends we distribute”.

The temporary special distribution tax is not levied to the extent that profit distributions during the period January 1, 2001 up to and including December 31, 2005 aggregated are in excess of the balance of the assets, liabilities and provisions, calculated on the basis of the fair market value, reduced by the paid-in capital at the end of the book year that ended prior to January 1, 2001.

The distribution tax due is reduced pro rata to the extent that our common shares and ADSs were held, at the time of the distribution of the “excessive” dividends, during an uninterrupted period of three years, by individuals or entities (other than investment institutions (beleggingsinstellingen) as defined in the Dutch Corporate Income Tax Act 1969) holding at least 5% of our nominal paid-in capital, provided such shareholding is held by shareholders resident in the Netherlands, the Netherlands Antilles or Aruba, or in a country that has concluded a double taxation convention with the Netherlands. In that regard, shares that have been held since September 14, 1999 are deemed to have been held during an uninterrupted period of three years. As the distribution tax is payable by us, this reduction will inure indirectly to all ordinary shareholders, and not only to the shareholders whose shareholdings caused the reduction to apply.

Capital Tax

Dutch capital tax will be payable by us at a rate of 0.55% of any contribution made to us in respect of the common shares or ADSs, unless an exemption applies.

Value Added Tax

No Dutch value added tax will arise in respect of payments in consideration for the acquisition or the disposition of shares in respect of payments by us under common shares or ADSs.

United States Federal Income Taxation for Holders of Common Shares or ADSs

The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of common shares or ADSs. This summary applies to you only if you are a beneficial owner of common shares or ADSs and you are:

•	a citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation, or other entity treated as a corporation, created or organized under the laws of the United States or any State within the United States; or

•	an estate or trust whose income is subject to U.S. federal income tax regardless of its source.

This summary only applies to holders that will hold common shares or ADSs as capital assets. This summary is based upon:

•	the current tax laws of the United States, including the Internal Revenue Code of 1986;

•	current U.S. Internal Revenue Service practice and applicable U.S. court decisions; and

•	the income tax treaty between the United States and the Netherlands.

The following summary is of a general nature and does not address all U.S. federal income tax consequences that may be relevant to you in light of your particular situation. For example, this summary does not apply to:

•	investors that own (directly or indirectly) 10% or more of our voting stock;

•	banks;

•	insurance companies;

•	investors liable for the alternative minimum tax;

•	individual retirement accounts and other tax-deferred accounts;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	investors that will hold common shares or ADSs as part of straddles, hedging transactions or conversion transactions for U.S. federal income tax purposes; or

•	investors whose functional currency is not the U.S. dollar.

This summary assumes that we are not a passive foreign investment company, or “PFIC”, for U.S. federal income tax purposes, which we believe to be the case. Our possible status as a PFIC must be determined annually and therefore may be subject to change. If we were to be a PFIC in any year, special and possibly materially adverse, consequences would result for you. See “Passive Foreign Investment Company Considerations” below.

This summary is based in part upon representations of the depositary and assumes that each obligation provided for in, or otherwise contemplated by, the Deposit Agreement and any related agreement will be performed in accordance with its respective terms. The U.S. Treasury has expressed concerns that parties to whom ADRs are pre-released may be taking actions that are inconsistent with the claiming, by U.S. holders of ADRs, of foreign tax credits for U.S. federal income tax purposes. Accordingly, the analysis of the creditability of Dutch taxes described below could be affected by future actions that may be taken by the U.S. Treasury.

The summary of U.S. federal income tax consequences set out below is for general information only. You should consult your own tax advisers as to the particular tax consequences to you of acquiring, owning and disposing of the common shares and ADSs, including your eligibility for benefits under the US/NL Income Tax Treaty, and the applicability and effect of state, local, foreign and other tax laws and possible changes in tax law.

U.S. Holders of ADSs

For U.S. federal income tax purposes, an owner of ADSs evidenced by ADRs will be treated as the owner of the corresponding number of underlying shares held by the depositary, and references to common shares in the following discussion refer also to ADSs representing the shares.

Taxation of Dividends

Subject to the PFIC rules discussed below, distributions paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), including the amount of any Dutch tax withheld by us from a payment of dividends, will generally be taxable to you as foreign source dividend income, and will not be eligible for the dividends received deduction allowed to corporations. Distributions that exceed our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of your basis in the common shares and thereafter as capital gain.

Foreign currency dividends

For U.S. federal income tax purposes, the amount of any dividend paid in euro will equal the fair market value of the euro on the date the dividend is received by you (in the case of common shares) or the depositary (in the case of ADSs), based on the exchange rate in effect on that date. If you convert dividends received in euro into U.S. dollars on the day they are received, you generally will not be required to recognize foreign currency gain or loss in respect of this dividend income.

Effect of Dutch withholding taxes

As discussed in “Taxation — Certain Dutch Tax Consequences for Holders of Common Shares or ADSs”, under current law dividends that we pay to you are subject to a 25% Dutch withholding tax. If you are eligible for benefits under the US/NL Income Tax Treaty and you have complied with the procedures for claiming these benefits, the amount of this tax will be reduced to a maximum of 15% either by a reduction in withholding or by refund. You will be subject to U.S. federal income tax on the sum of the cash dividend and the amount of Dutch taxes withheld by us from the dividend. As a result, the amount of dividend income you must include in gross income for U.S. federal income tax purposes will be greater than the amount of the cash dividend that you actually receive.

Subject to statutory and regulatory limitations, you will generally be entitled either to elect a credit against your U.S. federal income tax liability, or take a deduction in computing your U.S. federal taxable income, for the amount of Dutch withholding tax imposed on dividends that we pay to you. If you are eligible for benefits under the US/NL Income Tax Treaty, you will not be entitled to a foreign tax credit for the amount of any Dutch taxes withheld in excess of the 15% maximum rate and with respect to which you can obtain a refund from the Dutch tax authorities. For purposes of computing allowable foreign tax credits for U.S. federal income tax purposes, these dividends will generally be treated as “passive income” or, in the case of holders that are predominantly engaged in the active conduct of a banking, insurance, financing or similar business for U.S. federal income tax purposes, “financial services income.” In some cases, you may be unable to claim foreign tax credits, but will instead be allowed deductions, for these Dutch withholding taxes if you:

•	have not held the shares for at least 16 days in the 30-day period beginning 15 days before the ex-dividend date; or

•	hold the shares in arrangements in which your expected profit, after non-U.S. taxes, is insubstantial.

In general, we must remit all amounts withheld as Dutch dividend withholding tax to the Dutch tax authorities. However, under certain circumstances, we may be entitled to retain a portion of the amount withheld, and any such portion will likely not qualify as a creditable tax for U.S. foreign tax credit purposes. We will provide to you upon request the information that is required for you to determine the portion of the amount withheld that is ineligible for the foreign tax credit.

For Dutch tax purposes, increases in the par value of the common shares or ADSs may be treated as dividends subject to withholding tax, but ordinarily would not be treated as taxable events for U.S. federal income tax purposes. As a result, any Dutch withholding tax imposed in this case may be treated as imposed on income in the “general limitations basket” for purposes of the foreign tax credit limitation discussed above. You may not be able to utilize U.S. foreign tax credits in respect of these Dutch taxes if you do not have sufficient foreign source general limitation income from other sources.

Exchange of ADSs for Common Shares

You will not recognize taxable gain or loss if you exchange ADSs for your proportionate interest in common shares. Your tax basis in withdrawn common shares will be the same as your tax basis in the ADSs surrendered, and your holding period for the common shares will include the holding period of the ADSs.

Taxation of Capital Gains

Subject to the PFIC rules discussed below, upon a sale or other disposition of common shares or ADSs, other than an exchange of ADSs for common shares, you will generally recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized and your adjusted tax basis in the common shares or ADSs. This capital gain or loss will be long-term capital gain or loss if your holding period in the common shares or ADSs exceeds one year. If you are an individual, the maximum long-term capital gains rate is 20%, which is further reduced to 18% if you have held the common shares or ADSs for more than five years. Any gain or loss will generally be U.S. source, except that losses will be treated as foreign source to the extent you received dividends that were treated as financial services income during the 24-month period prior to the sale.

Passive Foreign Investment Company Considerations

A foreign corporation will be a PFIC in any taxable year if:

•	at least 75% of its gross income is “passive income”; or

•	at least 50% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income.

We do not believe that we should be treated as a PFIC. Although gain from the sale or exchange of securities is generally passive income, gains from trading by our subsidiaries in their specialist stocks should be treated as active income under a special exception for dealers in securities. Although neither the U.S. Internal Revenue Service nor the courts have expressly stated that a specialist firm like Van der Moolen Specialists USA should be treated as a dealer in this particular context, they have treated specialist firms as dealers for other U.S. federal income tax purposes. Our possible status as a PFIC must be determined annually and therefore may change. This determination will depend in part on the proportion of securities that we and our subsidiaries are considered to hold and trade as part of our specialist activities.

If we were to be treated as a PFIC, you would be required:

•	to pay a special U.S. addition to tax on:

•	distributions exceeding 125% of the average annual distributions received from us in the previous three taxable years, and

•	gains on sale, and

•	to pay tax on any gain from the sale of shares at ordinary income (rather than capital gains) rates in addition to paying the special addition to tax on this gain.

You should consult your tax advisors concerning the potential application of the PFIC rules.

Backup Withholding and Information Reporting

Payments of dividends and other proceeds with respect to shares by U.S. persons will be reported to you and to the IRS as may be required under applicable regulations. Backup withholding may apply to these payments if you fail to provide an accurate taxpayer identification number or certification of foreign or other exempt status or fail to report all interest and dividends required to be shown on your U.S. federal income tax returns. Some holders (such as corporations) are not subject to backup withholding. You should consult your tax advisor as to your qualification for an exemption from backup withholding and the procedure for obtaining an exemption.

F.    Dividends and Paying Agents

Not applicable.

G.    Statements by Experts

Not applicable.

H.    Documents on Display

We furnish The Bank of New York, as the depositary with respect to the ADSs representing our ordinary shares, with our annual reports in English, which, in the case of our Form 20-F annual report, will include annual audited consolidated financial statements prepared in conformity with U.S. GAAP. We also furnish the depositary with our interim reports to shareholders in English, which include unaudited interim consolidated financial statements prepared in conformity with Dutch GAAP, and all other materials we distribute to our shareholders. Upon receipt thereof, and if we request in writing, the depositary will promptly mail such reports to all record holders of the ADSs registered on the books of the depositary. We also will furnish to the depositary all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. If we request in writing, the depositary will mail such notices, reports and communications received by it from us to all record holders of ADSs promptly after receipt. We will send annual reports, interim reports, all notices of shareholder meetings and other reports and communications that are generally available to our shareholders to any holder of common shares or ADSs upon request.

We will also make this annual report, our articles of association (in English and in Dutch), and our financial statements for the years ended December 31, 1999, 2000 and 2001 (as part of our annual reports) available for collection free of charge at our head office located at Keizersgracht 307, 1016 ED Amsterdam, the Netherlands.

You may read and copy all or any portion of this annual report or any reports, statements or other information we file at the Securities and Exchange Commission’s public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional office of the Securities and Exchange Commission located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

We are subject to the reporting requirements of the Exchange Act applicable to foreign private issuers. In connection with the Exchange Act, we will file reports, including annual reports on Form 20-F, and other information with the Securities and Exchange Commission.

Although the rules of the New York Stock Exchange will require us to solicit proxies from our shareholders, we will not be subject to the proxy solicitation requirements of Section 14 of the Exchange Act, and our officers, directors and 10% beneficial owners will not be subject to the beneficial ownership reporting requirements or the short-swing profits recovery rules of Section 16 of the Exchange Act.

I.    Subsidiary Information

Not applicable.

Item 11:    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our risk management activities are based at each of our operating subsidiaries, with central overnight, analysis and risk policy formation based at our Amsterdam headquarters. Our risk management department establishes, in consultation with our management board, specific maximum risk levels to which our traders must adhere, monitors compliance with those limits and reports directly to the management board, on a daily basis, the risk profile of the group. Analytic software similar to that employed by our risk management department also informs traders directly of their risk positions, allowing them to adjust their positions before a violation might occur.

We believe that five categories of risk are applicable to our business:

•	market risk;

•	currency risk;

•	liquidity risk;

•	credit and settlement risk; and

•	legal and operational risk.

We believe that the management of these risks is of fundamental importance to our current and future success.

Market Risk

Market risk concerns the risk of price changes to equity, options and bond positions taken onto our books as part of our normal trading activity. Market risk rises when the markets move sharply and volatility increases. We distinguish between intra-day and overnight market-risk. We are exposed to intra-day risk when markets are open, and therefore we can, in principle, cover such risk directly. Overnight risk arises on positions held when markets are closed, and reflects the possibility that adverse market developments occurring overnight could affect prices before the markets open the next day. At our subsidiaries that do not perform specialist functions, our risk management policy is based on the premise that, where possible, overnight risk should be avoided. Accordingly, our traders who do not perform specialist functions try to minimize the amount of inventory overnight. This policy towards overnight risk is inconsistent with specialist obligations on the New York Stock Exchange and certain other markets, as specialist traders are normally required to trade in any amount necessary to maintain an orderly market at any time during the trading day. Therefore, our policy towards overnight risk does not apply to these specialist activities. Even so, risk managers present on the floor of the exchange monitor the activities of our specialists throughout each trading day. We manage our exposure to market risk on the following basis:

•	Our traders, other than those performing specialist functions, work within limits established by the management board in consultation with the risk management department and the trader’s supervisor. For options activities, these limits are defined in terms of delta, gamma, rho, theta and vega, which are mathematical descriptors of various sensitivities options have to movements in the underlying security to which they relate, the level of interest rates, the passage of time and the level of volatility, as well as size of book, so that both the value and the characteristics of exposure are all the subject of risk management.

•	In setting limits, the liquidity of the underlying instrument and any related options is a determining factor, since the risk attached to holding illiquid positions is inherently higher than that of holding positions that can readily be unwound.

•	Our independent risk control unit monitors positions overnight and, where possible, intra-day, and reports directly to the members of our management board on a daily basis. The independence of this department from direct line reporting to the trading desk helps shield it from being influenced by traders who may be tempted to exceed their limits.

•	Options positions are analyzed daily to determine their theoretical value as compared to their market price.

•	The new U.K. bond activity and the existing Dutch bond activity carry risks resulting from the changing creditworthiness of bond issuers. Both units restrict their activities to the most liquid instruments of “investment grade” borrowers, which provides significant protection against this risk.

•	The diversity of our business also helps to reduce our overall exposure to market risk. At any given time, we are long or short a wide variety of instruments that are traded in a number of different markets in Europe and the United States. Although in accordance with our Value at Risk (“VAR”) practice we do not emphasize the extent to which this reduces the risks of our activities, we believe that it does make a considerable contribution.

•	Position books are analyzed daily with VAR models and stress tests, which give estimates of the potential risk of losses in “normal” and “extreme” market conditions, respectively. Senior management is apprised of these results in detail on a daily basis. The following discussion provides greater detail about our VAR model and stress tests.

We rely partly on a VAR model to help us to measure our market risk. VAR measures, as a statistical probability, the potential loss in value to those securities that we hold. Typically our calculation horizon is one day; we look at risk on an overnight basis, although we may run a VAR calculation on an intra-day basis in specific circumstances, for example, when market conditions change rapidly or volatility is unusually high. For the VAR numbers set out in the table below, a one day time horizon and a 97.7% confidence level are used. This means that for slightly more than two days out of a 100 it is statistically probable that the potential loss in fair value will exceed the VAR amount shown in the table below. Our VAR model is a historical model that uses the last 90 days of information. This is a substantially shorter period than the VAR data used by many other firms. We believe that this short period is appropriate for a market maker and specialist which typically holds only very short term positions, since the data series employed will more closely reflect current market circumstances. Statistical support for the model is purchased from Risk Metrics. VAR calculations are performed for each trading book and an aggregate calculation is performed for all of our businesses. In calculating the aggregated VAR, our model takes account of correlations between derivatives and their underlying securities, but correlations between other instruments (for example, the equities of two different issuers) are not considered. An exception is made for index derivatives, which may be correlated with our inventory positions in their component underlying equities.

The following table sets forth our high, low and average VARs for the years ended December 31, 2000 and 2001.

	Van der Moolen Holdings VAR Levels

	2000	2001

	(€ millions)
High	13.0	16.0
Low	5.0	5.5
Average	9.5	10.5

VAR risk models are subject to a number of uncertainties and limitations. Our VAR model, like all such models, involves a number of assumptions and approximations. While management believes that these assumptions and approximations are reasonable, there is no uniform industry methodology for estimating VAR and different assumptions and/or approximations could produce materially different VAR estimates. Given its reliance on historical data, an inherent limitation of any VAR model is that past changes in market risk factors may not produce accurate predictions of future market risk. Further, the use of options pricing models in connection with VAR analysis brings into the analysis all the limitations of such models, most notably their difficulties in pricing longer-dated instruments.

As a result, management does not rely on VAR models alone in its risk management. The output of the VAR model is supplemented with various “stress” tests, largely to analyze our risks during more extreme market conditions. “Stress” modeling consists largely of substituting historical extremes of volatility, correlations and other relevant parameters for the 90-day data used in the standard VAR calculations. We generally apply these models only to our trading books and not to the firm as a whole. “Stress tests” are essentially ad hoc supplements to more routine VAR analyses, but we attempt to systematize them. Further, since “stress” is largely dependent on the trading behavior and financing of our particular business operations, our risk managers seek to develop tests that specifically address the identified risks to our businesses. While we recognize that there are limits to the predictive power of VAR analysis, we believe that by supplementing it with “stress” analyses, we are able to obtain an appropriate picture of our risk profile at any given time.

At our subsidiaries in Europe and at Van der Moolen Options USA and Cohen, Duffy, McGowan in the United States, position data is entered into the model in real time, while New York Stock Exchange data is transmitted after the close of the market due to New York Stock Exchange confidentiality requirements. Risk management on the New York Stock Exchange is the responsibility of employees of Van der Moolen Specialists USA who are physically present on the floor of the exchange throughout the trading day; positions at the end of the trading day are transmitted to Amsterdam for further analysis. Derivative trading books are analyzed for sensitivity to option price determinants, such as delta, gamma, theta and vega, and position limits are also placed on exposure to these. Our U.K. bond trading book monitors exposure to specific issuers as well as to broad categories of issuers, such as telecommunications, utilities and banks, and places position limits on its exposure to them. With the creation of new fixed income-related activities in 2001, our group-wide yield curve exposure has increased, and consequently we have added this functionality to our risk monitoring systems to allow them to analyze this exposure and to establish trading limits for it.

We believe that with an average of over 75,000 transactions per day, diversified across a broad range of issuers, products, exchanges and trading systems in various markets in Europe and the United States, we are able to achieve a balanced risk profile.

Currency Risk

We are affected by three types of currency risk. The first is the effect of translation gains or losses on our results of operations. This results from our expressing our financial statements in euros when the majority of the revenues and expenses of our subsidiaries are denominated in U.S. dollars. If the U.S. dollar depreciates relative to the euro, our net income as reported in euros will be proportionately less than it would otherwise have been. Secondly, we are exposed to currency risk when, in the course of preparing our balance sheet, we translate into euros assets and liabilities denominated in currencies other than the euro. If the euro depreciates relative to those currencies, the translated value of those assets and liabilities will be affected, and the net effect is charged or credited to shareholders’ equity. Finally, we are also exposed to currency risk from trading positions denominated in any currency other than the euro and from earnings arising from group companies operating outside the Euro-zone. In order to manage and address these various currency risks, we employ the following policies:

•	Foreign currency exposure on security positions held on the books of our various subsidiaries is hedged immediately into the local currency of the subsidiary.

•	Foreign currency exposure arising from financial fixed assets, such as foreign equity participations, is generally not hedged. Negative changes in the value of these assets resulting from currency movements are charged directly to shareholders’ equity and consequently do not affect our operating earnings.

•	Foreign currency receivables, such as dividend payments from participations and payments on inter-company debt, are generally hedged when realized.

Liquidity Risk

Liquidity risk relates to our ability to finance our security positions. If we were unable to finance our security positions, our financial condition would be adversely affected. However, we believe our financial resources, relative to our capital employed, and the liquid nature of most of the instruments we trade, limits this risk. In addition, we maintain credit facilities with commercial banks.

Credit and Settlement Risk

For our businesses that trade on exchanges, the credit risk that could result from counterparties defaulting is limited, and their settlement risks are essentially transferred to recognized clearing organizations. The exception to this is the market making debt business of Van der Moolen U.K., which trades outside of exchange frameworks. Van der Moolen U.K.’s exposure to counterparties is monitored closely and will be subject to limits. Minimum standards for the credit quality of its counterparties have been established, and the credit quality of its counterparties is monitored on a continuing basis. Other than stock lending and borrowing, loans to third parties are generally restricted to group companies or to participations over which we exercise significant management control.

Legal and Operational Risk

For those of our businesses that trade solely on exchanges, legal and operational risks are reduced by the exchanges themselves, which establish standard conditions of trade designed precisely for this purpose. In addition, the use of third parties’ trading systems and clearing structures effectively transfers such risks to those parties. Van der Moolen U.K.’s bond market making business runs notable operational risks, since it does not generally execute through exchanges, and will settle its trades itself. The risk that its trades could fail, either through its inability to deliver cash or securities or a similar failure on the part of its counterparties, is reduced by the trade matching functionality of the Bloomberg(™) system through which most of its business is transacted, by the trade-reporting system of EuroMTS and by use of a computerized settlement system provided by MIS Capital Banking Systems Ltd. However, we believe that maintaining a high quality operations staff and monitoring all transactions from execution to final settlement is this business’s best protections against operational risk.

All of our operations are vulnerable to operational risks that can result from damage to our own facilities, the facilities of the exchanges on which we operate and to communications and other infrastructure. Where possible, our own facilities and systems and those of the exchanges and infrastructure providers have multiple back-up systems, which reduces the risk that we would be prevented by damage to any one facility or system from being able to carry out our business. However, the attack on the World Trade Center on September 11, 2001 revealed that even these precautions may not always be sufficient to maintain the continuity of our business. While this event has caused us to review our back up facilities and procedures, and as a result we may take some additional emergency-preparedness measures, the possibility of such disruption of our business can never be completely eliminated.

Item 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Item 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE
OF PROCEEDS

Other than as set out herein (including the financial statements and the notes thereto), there have been no material modifications in the rights of our security holders and there are no specific assets securing any class of our securities.

Item 15: RESERVED

Item 16: RESERVED

PART III

Item 17: FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

Item 18: FINANCIAL STATEMENTS

The following financial statements and related schedules, together with the report of PricewaterhouseCoopers N.V. thereon, are filed as part of this annual report:

Index to Dutch GAAP Financial Statements

Page

Summary of Significant Accounting Differences Between Dutch GAAP and U.S. GAAP	A-1
Selected Dutch GAAP Financial Data	A-3

Item 19: EXHIBITS

The following instruments and documents are included as exhibits to this annual report.

Exhibit Number	Description

1.1**	Articles of Association of the Company.
2.1**	Deposit Agreement among the Company, The Bank of New York, as depositary, and the owners and beneficial owners from time to time of American Depositary Receipts evidencing American Depositary Shares each representing one common share of the Company.
2.2**	Form of American Depositary Receipt.
4.1**	Amended and Restated Operating Agreement of Van der Moolen Specialists USA, LLC.
8*	Subsidiaries of the registrant.

*	Filed herewith.
**	Incorporated by reference to the Company’s Registration Statement on Form 20-F (SEC File No. 333-1-16731) filed with the Securities and Exchange Commission on October 15, 2001.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VAN DER MOOLEN HOLDING N.V.

By:	/s/ Friedrich M.J. Böttcher
Name:	Friedrich M.J. Böttcher
Title:	Chairman of the Management Board

By:	/s/ Frank F. Dorjee
Name:	Frank F. Dorjee
Title:	Chief Financial Officer, Member of the Management Board

By:	/s/ J.P. Cleaver, Jr.
Name:	J.P. Cleaver, Jr.
Title:	Member of the Management Board

Date: June 18, 2002

Report of Independent Accountants

To the Board of Directors and Shareholders of Van der Moolen Holding N.V.

In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Van der Moolen Holding N.V. and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers N .V.
Amsterdam, the Netherlands

March 6, 2002

Van der Moolen Holding N.V.
Consolidated Statements of Financial Condition
(in € millions, except per share data )

	As of December 31,

	2001	2000

ASSETS
Cash and cash equivalents	€292.3	€65.5
Cash segregated under federal and other regulations	0.6	0.5
Securities purchased under agreements to resell	11.3	156.4
Receivable from clearing organizations and professional parties	729.0	120.7
Securities owned, at market value	775.5	473.4
Secured demand notes	0.2	6.4
Notes receivable	19.7	25.8
Stock borrowed	1,685.0	1,469.6
Memberships in exchanges:
Owned, at cost (market value of € 28.0 and €20.8, respectively)	21.5	19.2
Contributed by members, at market value	27.5	15.0
Property and equipment, net	11.1	7.9
Goodwill and other intangible assets, net	470.2	341.0
Other assets	35.7	41.1

Total assets	€4,079.6	€2,742.5

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Short -term borrowings	€46.7	€6.5
Payable to clearing organizations and professional parties	151.9	70.3
Securities sold, not yet purchased, at market value	1,178.4	403.8
Stock loaned	1,690.6	1,446.7
Current taxes payable	19.0	39.3
Accounts payable, accrued expenses, and other liabilities	61.8	94.6
Deferred tax liabilities	17.1	10.1
Notes payable	69.6	17.5
Subordinated borrowings:
Subordinated notes	180.4	74.6
Memberships in exchanges, contributed by members, at market value	27.5	15.0
Minority interest	31.6	26.7
Shareholders’ equity:
Financing Preferred A shares, € 0.60 and € 0.5672 par value, respectively authorized 1,200,000 shares, issued and outstanding 241,000 and 236,000, respectively	0.1	0.1
Financing Preferred B shares, € 0.60 and €0.5672 par value respectively, authorized 1,200,000 shares, issued and outstanding 391,304 shares	0.3	0.2
Common shares, € 0.08 and € 0.0758 par value, authorized 54,000,000 shares, issued and outstanding 37,502,455 and 37,061,811 shares, respectively	3.0	2.8
Additional paid-in capital	242.8	229.9
Retained earnings	289.3	257.8
Accumulated other comprehensive income	69.5	46.6

Total shareholders’ equity	€605.0	€537.4

Total liabilities and shareholders’ equity	€4,079.6	€2,742.5

The accompanying notes are an integral part of these financial statements

Van der Moolen Holding N.V.
Consolidated Statements of Income
(in € millions, except per share data)

	Year Ended December 31,

	2001	2000	1999

Revenues
Specialist activities	€225.6	€281.8	€129.6
Market maker activities	65.0	123.7	57.8
Commissions from specialist activities	38.5	39.0	33.5
Net interest income from stock lending activities	5.1	6.3	4.1

Total revenues	€334.2	€450.8	€225.0

Expenses:
Exchange, clearing and brokerage fees	32.9	28.5	18.2
Employee compensation and benefits	98.3	123.8	57.3
Lease of exchange memberships	14.2	9.0	3.6
Information and communication	6.1	5.3	4.4
General and administrative expenses	29.9	19.2	14.4
Depreciation and amortization	22.7	17.6	12.3

Total expenses	€204.1	€203.4	€110.2

Income from operations	€130.1	€247.4	€114.8

Income (loss) from associates	(0.1)	0.2	8.7
Gain on disposal of long-term investments and associates	29.8	10.9	66.3
Interest expense	(10.4)	(6.4)	(2.2)
Other income	7.8	1.5	4.7

Income before income taxes and minority interest	€157.2	€253.6	€192.3

Provision for income taxes	(39.8)	(86.0)	(76.9)
Minority interest	(25.3)	(43.4)	(20.2)

Net income	€92.1	€124.2	€95.2

Preferred dividends	(2.9)	(2.8)	(2.8)
Net income available to common shareholders	89.2	121.4	92.4
Weighted average number of common shares outstanding	37,354,991	35,909,376	34,162,188
Basic earnings per share	€2.39	€3.38	€2.70
Diluted earnings per share	€2.37	€3.34	€2.64

The accompanying notes are an integral part of these financial statements.

Van der Moolen Holding N.V.
Consolidated Statements of Comprehensive Income
(in € millions)

	Year Ended December 31,

	2001	2000	1999

Net income	€92.1	€124.2	€95.2
Other comprehensive income:
Unrealized holding losses	—	(0.5)	(2.1)
Foreign currency translation, net of tax	20.3	21.1	33.6

	20.3	20.6	31.5

Comprehensive income	€112.4	€144.8	€126.7

The accompanying notes are an integral part of these financial statements.

Van der Moolen Holding N.V.
Consolidated Statements of Shareholders’ Equity
As of December 31, 2001
(in thousands of €, except per share data)

	Capital stock
							Accumulated
					Additional		Other	Total
	Preference		Common		Paid -in	Retained	Comprehensive	Shareholders'
	Shares	Amounts	Shares	Amounts	Capital	Earnings	Income	Equity

Balance at Jan. 1, 2001	627,304	€355	37,061,811	€2,804	€229,851	€257,803	€46,588	€537,401
Net Income						92,142		92,142
Dividends on financing preferred A shares of € 2.70 per share						(645)		(645)
Dividends on financing preferred B shares of 5.52%						(2,255)		(2,255)
Dividends on common shares						(56,017)		(56,017)
Issuance of financing preferred A shares	5,000	3			221			224
Change in par value of shares		21		161	(182)			—
Issuance of common shares through exercise of stock options			440,644	35	7,972			8,007
Foreign currency translation adjustments							20,350	20,350
Taxes on offering proceeds					(46)	(1,734)		(1,780)
Stock options compensation expense					5,016			5,016
Change in unrealized holding gains/losses on available for sale securities, net of tax							2,574	2,574

Balance at Dec. 31, 2001	632,304	€379	37,502,455	€3,000	€242,832	€289,294	€69,512	€605,017

The accompanying notes are an integral part of these financial statements.

Van der Moolen Holding N.V.
Consolidated Statements of Shareholders’ Equity
As of December 31, 2000
(in thousands of €, except per share data)

	Capital stock
									Accumulated
							Additional		Other	Total
	Preference		Common		Treasury		Paid -in	Retained	Comprehensive	Shareholders'
	Shares	Amounts	Shares	Amounts	Shares	Amounts	Capital	Earnings	Income	Equity

Balance at Jan. 1, 2000	607,304	€344	34,569,018	€2,615	148,518	€(3,260)	€190,537	€174,390	€25,998	€390,624
Net Income								124,248		124,248
Dividends on financing preferred A shares of € 2.70 per share								(586)		(586)
Dividends on financing preferred B shares of 5.52%								(2,255)		(2,255)
Dividends on common shares								(17,976)		(17,976)
Issuance of financing preferred A shares	20,000	11					912			923
Issuance of common shares through exercise of stock options and warrants			1,582,890	120			20,339			20,459
Issuance of stock dividend			909,903	69			14,262	(14,331)		—
Purchase of common shares (Treasury shares)					535,257	(7,995)				(7,995)
Treasury shares used for options and warrants exercised					(683,775)	11,255		(5,947)		5,308
Foreign currency translation adjustments									21,096	21,096
Taxes on offering proceeds							(192)	260		68
Stock options compensation expense							3,993			3,993
Change in unrealized holding gains/losses on available for sale securities, net of tax									(506)	(506)

Balance at Dec. 31, 2000	627,304	€355	37,061,811	€2,804	—	€—	€229,851	€257,803	€46,588	€537,401

The accompanying notes are an integral part of these financial statements.

Van der Moolen Holding N.V.
Consolidated Statements of Shareholders’ Equity
As of December 31, 1999
(in thousands of €, except per share data)

	Capital stock
									Accumulated
							Additional		Other	Total
	Preference		Common		Treasury		Paid -in	Retained	Comprehensive	Shareholders'
	Shares	Amounts	Shares	Amounts	Shares	Amounts	Capital	Earnings	Income	Equity

Balance at Jan. 1, 1999	607,304	€344	33,343,086	€2,522	—	€—	€169,617	€116,247	€(5,545)	€283,185
Net Income								95,193		95,193
Dividends on financing preferred A shares of € 2.70 per share								(585)		(585)
Dividends on financing preferred B shares of 5.52%								(2,255)		(2,255)
Dividends on common shares								(17,291)		(17,291)
Issuance of common shares through exercise of stock options and warrants			574,476	44			5,229			5,273
Issuance of stock dividend			651,456	49			13,352	(13,401)		—
Purchase of common shares (Treasury shares)					180,000	(3,951)				(3,951)
Treasury Shares used for options and warrants exercised					(31,482)	691		(475)		216
Foreign currency translation adjustments									33,609	33,609
Taxes on offering proceeds							(469)	(3,043)		(3,512)
Stock options compensation expense							2,808			2,808
Change in unrealized holding gains/losses on available for sale securities, net of tax									(2,066)	(2,066)

Balance at Dec. 31, 1999	607,304	€344	34,569,018	€2,615	148,518	€(3,260)	€190,537	€174,390	€25,998	€390,624

The accompanying notes are an integral part of these financial statements.

Van der Moolen Holding N.V.
Consolidated Statements of Cash Flows
(in € millions)

	Year Ended December 31,

	2001	2000	1999

Cash flows from operating activities:
Net income	€92.1	€124.2	€95.2
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	22.7	17.6	13.4
Deferred tax expense	5.3	4.0	3.1
Compensation expense related to stock-based compensation	5.0	4.0	2.8
Gain on disposal of long-term investments and associates	(29.8)	(10.9)	(66.3)
Minority interest	25.3	43.4	20.2
Change in assets and liabilities net of effects from purchase of subsidiaries:
Cash segregated under federal and other regulations	(0.1)	8.8	(5.9)
Receivable from clearing organizations and professional parties	(587.6)	(33.7)	2.9
Securities owned, net	(302.1)	52.5	(151.4)
Notes receivable	6.1	9.2	(18.6)
Stock borrowed	(215.4)	(304.1)	(463.6)
Other assets	(20.3)	2.7	39.6
Secured demand notes	6.2	(2.0)	(4.4)
Payable to clearing organizations and professional parties	81.6	(38.7)	45.7
Securities sold, not yet purchased	774.6	(14.0)	133.3
Stock loaned	243.9	293.9	458.5
Current taxes payable	(20.3)	26.9	(0.2)
Accounts payable, accrued expenses and other liabilities	(35.8)	47.9	11.3

Net cash provided by (used in) operating activities	€51.4	€231.7	€115.6

Cash flows from investing activities:
Purchase of property and equipment, net	(5.2)	(2.0)	(3.0)
Payment for purchase of subsidiaries, net of cash acquired	(153.8)	(87.0)	(92.9)
Securities purchased under agreements to resell, net	145.1	(98.6)	(19.0)
Disposals of investments, net	55.0	21.3	69.4
Purchase of memberships	—	(1.5)	(0.7)

Net cash used in investing activities	€41.1	€(167.8)	€(46.2)

Cash flows from financing activities:
Minority interest, distributions net of capital contributions	(21.0)	(42.0)	(10.6)
Net increase in short-term borrowings	40.2	3.4	2.1
Proceeds (payments) of notes payable	52.1	(54.1)	(5.8)
Proceeds (payments) of subordinated notes	106.4	29.1	(12.7)
Issuance of shares	8.2	31.5	5.5
Purchase of treasury shares	—	(8.0)	(3.9)
Dividend paid	(58.8)	(20.8)	(20.1)
Other financing activities, net	(1.8)	(5.3)	(5.6)

Net cash provided by (used in) financing activities	€125.3	€(66.2)	€(51.1)

Effects of exchange rate differences	9.0	1.4	9.2
Net change in cash and cash equivalents	€226.8	€(0.9)	€27.5

Cash and cash equivalents at beginning of the year	65.5	66.4	38.9
Cash and cash equivalents at end of the year	€292.3	€65.5	€66.4

Supplemental information:
Cash paid for
Interest	€71.3	€98.5	€40.0
Income taxes	€47.0	€61.4	€72.5

The accompanying notes are an integral part of these financial statements.

Van der Moolen Holding N.V.
Notes to Consolidated Financial Statements

1.	Organization and Nature of Business

Van der Moolen Holding N.V. and subsidiaries (collectively the “Company”) is a specialist and market maker in securities markets on the New York Stock Exchange (“NYSE”), Euronext (formerly, Amsterdam Exchanges N.V.), London Stock Exchange, Deutsche Börse, Swiss Exchanges, London International Financial Futures and Options Exchange, Philadelphia Stock Exchange, the Chicago Board Options Exchange and the American Stock Exchange. The Company trades equities, equity options, equity index options and bonds.

2.	Significant Accounting Policies

Basis of Presentation

The accounting and reporting principles of the Company conform with accounting principles generally accepted in the United States of America (“US GAAP”). The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, revenue and expense and the disclosure of contingent liabilities. Actual results could differ from these estimates.

Certain prior period amounts have been reclassified to conform with the current presentation.

All amounts included in these financial statements are stated in millions of euros, except if otherwise indicated.

The following is a summary of the significant accounting policies of the Company.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned and majority-owned subsidiaries. Equity investments with a 20 % to 50 % ownership interest are accounted for using the equity method of accounting and are reported in other assets. The Company’s proportional share of earnings and losses related to these investments is included in Income from associates. All significant intercompany accounts and transactions have been eliminated in consolidation.

Foreign Currency Translation

The financial statements of foreign subsidiaries are translated into euros. Income and expense items of each subsidiary have been translated at average exchange rates during the period. The assets and liabilities of each subsidiary have been translated at the period-end exchange rates. Translation adjustments are recognized in Accumulated Other Comprehensive Income.

Foreign currency transactions are accounted for at the exchange rates prevailing on the dates of the transactions; gains and losses arising from such transactions are included in the consolidated statement of income.

Currency translation gains or losses on long-term financing advances to foreign subsidiaries, net of taxation, are charged or credited to Accumulated Other Comprehensive Income.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with short-term maturities.Cash and cash equivalents includes large balances which are used for purposes of collateralizing positions and meeting regulatory or exchange requirements. The unused portion is € 30 million as of December 31, 2001 (as of December 31, 2000: € 27 million).

Van der Moolen Holding N.V.
Notes to Consolidated Financial Statements

Cash Segregated Under Federal Regulations

In accordance with the SEC’s no action letter dated November 3, 1998, the Company’s subsidiary Van der Moolen Specialists USA, LLC computed a reserve requirement for the proprietary accounts of introducing firms (“PAIB”). Van der Moolen Specialists USA, LLC has no PAIB deposit funding obligations outstanding as of December 31, 2001, and the PAIB deposit exceeded the requirement by
€ 0.6 million.

Securities Purchased under Agreement to Resell and Securities Sold under Agreements to Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase are accounted for as collateralized financing transactions and are recorded at amounts at which the securities were acquired or sold plus accrued interest. The Company minimizes the credit risk associated with these transactions by monitoring its aggregate credit exposure to each counterparty and by monitoring collateral value and requiring the counterparty to deposit additional collateral when deemed necessary.

Securities Owned and Sold, Not Yet Purchased

Securities owned and sold, not yet purchased, represent trading assets and liabilities, respectively. Trading assets and liabilities include securities held or sold, not yet purchased in anticipation of market movements. Trading liabilities include obligations to deliver securities not yet purchased. Trading positions are carried at market value and recorded on a trade date basis. The Company recognizes changes in the market value of trading positions as they occur.

Trading securities are valued using quoted market prices, including quotes from dealers in those securities when available. If quoted market prices are not available, the fair value is estimated using quoted prices of instruments with similar characteristics.

Securities Owned and Pledged to Counterparties

The Company continues to report assets as owned when they are pledged as collateral in collateralized financing arrangements. In this regard, a collateralized party cannot sell or repledge the assets or the Company can substitute collateral or otherwise redeem it on short notice. The Company does not report securities received as collateral in collateralized financing arrangements because the debtor typically has the right to substitute or redeem the collateral on short notice.

Notes Receivable

Notes receivable are reported at the principal amount outstanding, adjusted for any allowances. Interest on loans is accrued at the contractual rate and credited to income based on the principal amount outstanding.

Stock Loaned and Stock Borrowed

Stock loaned and stock borrowed for which cash is received or deposited are treated as a collaterialized financing transactions and are recorded at contract amount. Revenues and expenses from these activities are netted and presented as Net interest income from stock lending activities.

Exchange Memberships

Exchange memberships owned by the Company are recorded at cost. Additionally, eleven exchange memberships have been contributed for use by the Company by members of the Company’s subsidiary Van der Moolen Specialists USA, LLC. These memberships are subordinated to claims of the general creditors of Van der Moolen Specialists USA, LLC. and are carried at market value with corresponding amounts recorded as subordinated liabilities.

Van der Moolen Holding N.V.
Notes to Consolidated Financial Statements

The Company leases additional memberships from affiliated and non-affiliated parties and makes lease payments to these parties at prevailing market rates.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line method over the estimated useful lives, which range from two to forty years. Maintenance and repairs are expensed as incurred.

The estimated useful lives of property and equipment are as follows:

Real Estate	40 years
Furniture and Fixtures	2-10 years
Company Cars	3-5 years

All leases entered into by the Company qualify as operating leases. Payments made under operating leases are charged to income on a straight-line basis over the periods of the leases.

Goodwill and Other Intangible Assets

Goodwill arising from business combinations accounted for under the purchase method is being amortized on a straight-line basis over 15 years, except for combinations effective subsequent to June 30, 2001 (see below). Intangible assets consist of specialist stock lists acquired in connection with certain business combinations and are amortized on a straight-line basis over 40 years. The useful lives of the specialist stock lists were determined based upon analysis of historical turnover characteristics of the specialist stocks. The Company periodically evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life may warrant revision or that the remaining balance may not be recoverable. When factors indicate that intangible assets should be evaluated for possible impairment, the Company uses an estimate of undiscounted projected cash flows over the remaining life in order to measure whether the assets are recoverable.

See “New Accounting Pronouncements” on page F-11 for information related to changes in accounting for goodwill and other intangibles, including changes related to acquisitions subsequent to June 30, 2001.

Other Assets

Other assets include securities available for sale, investments accounted for under the equity method and other receivables. Securities available for sale are reported at market value or estimated fair value and unrealized gains and losses are excluded from earnings and reported as Accumulated other comprehensive income. Declines in fair value of individual securities available for sale below their cost that are other than temporary, result in the writedown of the individual securities to their fair value. The related write-downs are included in earnings as realized losses.

Specialist Activities

Revenues from specialist activities consist primarily of net gains from principal transactions in securities for which the Company acts as specialist. Net gain on principal transactions represents trading gains net of trading losses and are earned by the Company when it acts as principal buying and selling its specialist stocks. These revenues are primarily affected by the total number of specialist stocks for which the Company acts as specialist, as well as changes in share volume and fluctuations in the price of the specialist stocks.

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Commission income is recognized on a trade date basis. Amounts receivable and payable, by counterparty, for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Van der Moolen Holding N.V.
Notes to Consolidated Financial Statements

Market Maker Activities

Revenues from market making activities consist primarily of net gains earned by the Company when trading as principal in competition with other traders. Similar to specialist activities, net gains from market making activities represent trading gains net of trading losses. Profit and loss arising from all transactions entered into for the account and risk of the Company are recorded on a trade date basis.

A market maker trades for its own account at its own risk, similar to a specialist, and thus performs the same function of providing liquidity to the market. In contrast to a specialist, a market maker fulfills this function in competition with others, and such activities generally do not generate any floor commissions.

Net Interest Income from Stock Lending

Net interest income represents interest earned net of interest paid in connection with the stock lending activities that are carried out by Van der Moolen Specialists USA, LLC. Van der Moolen Specialists USA, LLC engages in stock lending and borrowing as a service to other market participants that may require such stocks in order to assure delivery of stock to their own counterparties. Interest income earned was € 40.3 million, € 57.7 million and € 37.0 million for the years ended December 31, 2001, 2000 and 1999, respectively. Interest expense was € 35.2 million, € 51.4 million and € 32.9 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109. “Accounting for Income Taxes”, which requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and tax bases of its assets and liabilities. The Company’s deferred tax assets and liabilities are presented separately on the face of the balance sheet. Currently enacted tax rates are used to determine the deferred income tax.

Stock Based Compensation

The Company adopted SFAS No. 123, “Accounting for Stock-based Compensation” (“SFAS 123”). Under SFAS 123, stock compensation expense is calculated using the fair value method. The related expense has been included in Employee compensation and benefits in the consolidated statements of income.

Earnings Per Share

Earnings per share (“EPS”) is computed in accordance with Statement of Financial Accounting Standards No. 128, “Earnings Per Share” (“SFAS 128”). Basic EPS is calculated by dividing net earnings by the weighted average number of ordinary shares outstanding. Diluted EPS includes the determinants of basic EPS and, in addition, reflects the dilutive effect of the ordinary shares deliverable pursuant to stock options and warrants.

Derivative Financial Instruments

On January 1, 2001, the Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” (“SFAS 133”) as amended. SFAS No. 133 establishes accounting and reporting standards for derivative instruments. It requires that an entity recognize all derivatives as either assets or liabilities on the statement of financial condition and measure those instruments at fair value. The accounting for changes in the fair value of a derivative instrument depends on its intended use and the resulting designation. If a derivative is designated as a fair value hedge, all changes in the fair value of the derivative and changes in the fair value of the hedged item that relate to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portion of the change in the fair value of the derivative is recorded in Other comprehensive income and recognized in the statement of income when the hedged item affects earnings. The ineffective portion of cash flow hedges is immediately recognized in the income statement.

Van der Moolen Holding N.V.
Notes to Consolidated Financial Statements

Derivative financial instruments used for trading purposes, are carried at market value. If market prices are not readily available, fair value is utilized. Market value for exchange-traded derivatives, principally futures and certain options, is based on quoted market prices. Fair value of over-the-counter derivative instruments, principally forwards and OTC options, are based on pricing models intended to approximate the amounts that would be received from or paid to a third party in settlement of the contracts. The gains or losses on derivatives used for trading purposes are included in revenues from specialist and market maker activities.

Premiums and unrealized gains for written and purchased option contracts are recognized gross in the consolidated statement of financial condition.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141 and No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 141 was effective for business combinations initiated after June 30, 2001. SFAS 141 requires that all business combinations completed after its adoption be accounted for under the purchase method of accounting and establishes specific criteria for the recognition of intangible assets separately from goodwill. Any goodwill and indefinite-lived intangible assets acquired in business combinations for which the acquisition date was after June 30, 2001 will not be amortized. SFAS 142 became effective for the Company on January 1, 2002 and primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition. Under SFAS 142, goodwill and indefinite-lived intangible assets will no longer be amortized, goodwill will be tested for impairment at the reporting unit level (which is generally an operating segment or one reporting level below) at least annually, and intangible assets deemed to have an indefinite life will be tested for impairment at least annually.

The impairment test will involve a two-step process;

Step 1: The fair value of the Company’s reporting units will be compared to the carrying value, including goodwill of each of those units. For each reporting unit where the carrying value, including goodwill, exceeds the unit’s fair value, the review will move on to step 2. If a unit’s fair value exceeds the carrying value, no further work is performed and no impairment charge is necessary.

Step 2: The fair value of the Company’s reporting unit will be allocated to its identifiable tangible and non-goodwill intangible assets and liabilities. This will derive an implied fair value for the reporting unit’s goodwill. The implied fair value of the reporting unit’s goodwill will be compared with the carrying amount of the reporting unit’s goodwill. If the carrying amount of the reporting unit’s goodwill is greater than the implied fair value of its goodwill, an impairment loss must be recognized for the excess amount.

The Company does not anticipate that an impairment charge will be recorded as a result of the adoption of SFAS 142. The Company expects to complete the initial review during the second quarter of 2002. The Company expects the effect of adoption of SFAS No. 142 will have a positive impact on its future results of operations, due to a decline in amortization expenses. Goodwill amortization expenses for the years ended December 31, 2001 and 2000 were €10.8 million and €9.9 million, respectively.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment of Long-Lived Assets.” SFAS No. 144 addresses the financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company does not believe the adoption of SFAS No. 144 will have a material impact on its results of operations or financial condition.

Van der Moolen Holding N.V.
Notes to Consolidated Financial Statements

3.	Significant Acquisitions and Dispositions

Acquisitions

During the years ended December 31, 1999, 2000 and 2001, the Company expanded its specialist activities and market maker activities in the United States of America through the acquisitions of several businesses. These acquisitions were accounted for using the purchase method. The basis of the individual assets and liabilities acquired is the fair value at the date of acquisition. Any purchase price in excess of the fair value of assets and liabilities acquired is recorded as goodwill. The Company’s share of operating results of the acquired companies is included in the profit and loss statement from the effective date of the acquisition.

On January 1, 1999, the Company used purchase options obtained in connection with the 1998 purchase of a 25% ownership interest in Einhorn & Co. LLC (“Einhorn”), a NYSE specialist, to purchase an additional 15% ownership interest. The purchase price was $10.2 million (€9.2 million), of which a combined $7.1 million (€6.4 million) was recorded as identifiable intangible assets and goodwill.

On May 31, 1999, the Company increased its ownership interest in Einhorn from 40% to 81.9% with the purchase of an additional 41.9% ownership interest. The purchase price was $41.0 million (€38.8 million), of which a combined $ 29.3 million (€27.8 million) was recorded as identifiable intangible assets and goodwill. A total of $5.2 million (€4.9 million) was allocated to the fair value of related NYSE exchange memberships.

On July 1, 1999, the Company increased its interest in Surnamer, Weissman & Co., LLC (“Surnamer”), a NYSE specialist, from 40% to 72%. The purchase price was $30.9 million (€29.9 million), of which a combined $28.4 million (€27.4 million) was recorded as indentifiable intangible assets and goodwill.

On July 19, 1999, Surnamer and Einhorn were merged into Lawrence O’Donnell Marcus, LLC (“LOM”), a NYSE specialist, which was a 75% owned subsidiary of the Company. At that time, LOM, Surnamer, and Einhorn were under the common control of the Company. LOM also acquired the then outstanding minority interests in Surnamer and Einhorn in exchange for a combined 8.5% minority interest in LOM. LOM subsequently changed its name from LOM to Van der Moolen Specialists USA, LLC. No additional goodwill was recorded for the acquisition of the minority interests.

The Company acquired an 80% interest in Tague Securities LLC (renamed Van der Moolen Options USA) (“Tague”) on April 2, 1999 for $25.8 million (€23.7 million), of which $20.8 million (€19.1 million) was recorded as goodwill. Tague is a proprietary options trading company that acts as an options specialist and market maker on the Philadelphia Stock Exchange, Chicago Board of Options Exchange and Eurex Exchange (Europe’s largest electronic exchange based in Frankfurt). In 2000, the Company increased its ownership interest from 80% to 83%.

On June 1, 2000 the Company acquired a 75% interest in Fagenson, Frankel & Streicher, LLC (“FFS”), a NYSE specialist. The purchase price of the acquisition was $80.2 million (€84.4 million), of which a combined $71.7 million (€75.4 million) was recorded as identifiable intangible assets and goodwill. Also on June 1, 2000 FFS was merged into Van der Moolen Specialists USA, LLC.

On July 11, 2001 the Company acquired a 51% share of Cohen, Duffy, McGowan & Co. LLC, a specialist and market making firm active in equity options traded on the American Stock Exchange, as well as a 24.9% interest in the broker-dealer entity Cohen, Duffy, McGowan Specialists, LLC, for an aggregate consideration of $59.5 million (€69.5 million), of which $45.0 million (€52.6 million) was recorded as identifiable intangible assets and goodwill.

On August 1, 2001 the Company acquired a 75% interest in NYSE specialist Scavone, McKenna, Cloud & Co., LLC for total aggregate consideration of $49.6 million (€56.7 million) and a 75% interest in the NYSE specialist Stern & Kennedy for total aggregate consideration of $26.2 million (€29.9 million). The combined purchase price of these acquisitions was $75.8 million (€86.6 million), of which $66.5 million (€75.9 million) was recorded as

Van der Moolen Holding N.V.
Notes to Consolidated Financial Statements

identifiable intangible assets and goodwill. Also on August 1, 2001 the two companies were merged into Van der Moolen Specialists USA, LLC.

On October 1, 2001 the Company acquired the remaining 17% interest in Van der Moolen Options USA, LLC for a total consideration of $1.8 million (€2.0 million).

The unaudited proforma information for the Company as if each acquisition had occurred on January 1 of each year prior to the year of acquisition, is as follows:

	Year ended December 31,

	2001	2000	1999

	(in € millions)
Total revenues	€349.6	€588.3	€259.0
Net income	€90.7	€148.9	€102.6
Earnings per share	€2.35	€4.15	€3.00

Dispositions

In connection with La Branche & Co. Inc.’s initial public offering during 1999, the Company sold its 14.2% ownership interest in La Branche & Co. Inc. for $90 million ($84.4 million). The gross profit on the sale amounted to €66.3 million and was recorded as a gain on disposal during the year ended December 31, 1999. The consideration received was a loan of $16.0 million
(€15.0 million) and $74.0 million (€69.4 million) in cash. The principal of the loan is payable in three years and has an interest rate of 9.5% per annum.

The Company disposed of its ownership interest in Jonker Wallich and Matthes during the year ended December 31, 1999. Consideration for the sale was a loan for €2.7 million at 1% plus Euribor per year. The loan is to be repaid on a five-year payment schedule. Interest is due on an annual basis. No gains or losses were recognized on this transaction.

On September 8, 2000, the Company sold its equity interest in Kas Associatie for €14.8 million, as a result of which it realized a net gain of approximately €6.2 million. The Company further sold its equity interest in London Stock Exchange plc. realizing a gain of €4.7 million. These gains were recorded as gains on disposal of long-term investments in the consolidated statement of income for the year ended December 31, 2000.

On July 6, 2001, the Company sold its equity interest in Euronext N.V. in connection with its initial public offering for €41.0 million, as a result of which it realized a net gain of approximately €30 million. This gain was recorded as a gain on disposal of long-term investments in the consolidated statement of income for the year ended December 31, 2001.

The Company disposed of its ownership interest in Spütz A.G. during the year 2001. Consideration for the sale was an amount of
€14.0 million. In connection with this disposal, the Company wrote-off goodwill amounting to €3.0 million during 2001. This amount is included in Depreciation and amortization in the consolidated statement of income

Van der Moolen Holding N.V.
Notes to Consolidated Financial Statements

4.	Receivable From and Payable to Clearing Organizations and Professional Parties

Amounts receivable from and payable to clearing organizations and professional parties at December 31, 2001 and 2000, consist of the following:

	December 31,

	2001		2000

	(in € millions)
	Receivable	Payable	Receivable	Payable

Deposits for securities borrowed/loaned	€4.8	€—	€1.3	€—
Securities failed-to-deliver/receive	24.3	3.4	18.5	4.2
Commissions receivable	3.1	—	3.4	—
Payable to clearing organizations and professional parties	—	148.5	—	66.1
Receivable from clearing organizations and professional parties	696.8	—	97.5	—

	€729.0	€151.9	€120.7	€70.3

5.	Concentrations of Credit Risk/ Financial Instruments

As of December 31, 2001, substantially all of the Company’s and its subsidiaries’ financial instruments owned, financial instruments sold, not yet purchased, receivable from and payable to clearing organizations and professional parties are amounts held by or due to its clearing organizations or other professional parties. The Company monitors the credit worthiness of the clearing organizations and other professional parties to mitigate the Company’s exposure to credit risk.

As of December 31, 2001 cash equivalents of €238.3 million was held by one financial institution.

In the normal course of business, the Company’s broker-dealer activities involve the execution, settlement, and financing of various broker-dealer transactions. These activities may expose the Company to settlement risk in the event the other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instruments underlying the contract at a loss.

6.	Securities Owned and Securities Sold, Not Yet Purchased

Marketable securities owned and sold, not yet purchased, consist of trading securities at market values, as follows:

	December 31,

	2001		2000

	(in € millions)
		Sold, Not Yet		Sold, Not Yet
	Owned	Purchased	Owned	Purchased
Bonds	€289.3	€252.6	€28.4	€11.0
Common shares	129.0	206.3	230.6	189.1
Options and warrants	357.2	719.5	214.2	203.7
Other	—	—	0.2	—

	€775.5	€1,178.4	€473.4	€403.8

The agreements with the Company’s clearing organizations permit the Company’s securities and financial instruments to be pledged to clearing organizations, depositaries and other financial institutions for the purpose of financing the Company’s trading activities.

Van der Moolen Holding N.V.
Notes to Consolidated Financial Statements

7.	Notes Receivable

During the year ended December 31, 1999, the Company received various notes receivable in connection with the sales of certain assets. These notes receivable are recorded at the original principal amount less allowance for losses. The notes receivable have interest rates ranging from 5.5% to 9.5% per annum (2000: 4.9% to 9.5%) and have remaining terms of one to four years. For one note receivable of
€17.0 million ($15.0 million) a right exists to convert the principal amount into shares.

8.	Goodwill and Other Intangible Assets

	December 31,

	2001	2000

	(in € millions)
Specialist stock lists	€310.6	€221.7
Goodwill	217.4	158.3
Accumulated amortization	(57.8)	(39.0)

Total	€470.2	€341.0

For the year ended December 31, 2001 amortization for the specialist stock lists and goodwill were €6.4 million and €10.8 million, respectively. The corresponding amounts for the year ended December 31, 2000 were €4.9 million and €9.9 million respectively. Amortization included in the statement of income for the year 2001 includes a €3.0 million write-off of goodwill on equity investments, related to Spütz A.G.

9.	Other Assets

	December 31,

	2001	2000

	(in € millions)
Available for sale securities	€—	€8.7
Investments in participating interests	2.2	20.5
Taxes	12.3	—
Prepaid pension costs (See note 14)	5.3	3.1
Other	15.9	8.8

Total	€35.7	€41.1

Investments in Associates

The equity method of accounting is used for the Company’s investment in companies in which the Company’s ownership interest is between 20% and 50%. The Company’s share of the net income or loss in these companies is presented separately in the consolidated statements of income.

Van der Moolen Holding N.V.
Notes to Consolidated Financial Statements

At December 31, 2001 the Company’s investments in associates, accounted for under the equity method were as follows:

	Country of		Percentage of
	Incorporation	Share of Profits	Ownership

Midwest Partners, LLC	USA	24.9% (50% of losses)	24.9%
Cohen, Duffy, McGowan Specialists, LLC	USA	24.9%	24.9%

The net results of associates were a loss of €1.3 million and a profit of €5.0 million for the years ended December 31, 2001 and 2000, respectively. The Company’s share of net results was a loss of €0.1 million and a profit of €0.2 million for the years ended December 31, 2001 and 2000, respectively.

During 2001, the Company sold its investment in Spütz AG. See note 3 Dispositions.

Other

Other assets of €15.9 million and €8.8 million at December 31, 2001 and 2000, respectively, mainly consist of miscellaneous receivables from associates, members of subsidiaries of the Company established as limited liability companies in the United States, employees and third parties.

10.	Accounts Payable, Accrued Expenses and Other Liabilities

Accounts payable, accrued expenses and other liabilities at December 31, 2001 and 2000 comprise the following:

	December 31,

	2001	2000

	(in € millions)
Other taxes and social security contributions	€2.6	€2.8
Preferred dividends	2.9	2.8
Fair value of interest rate swap	3.0	—
Accrued bonuses	20.3	68.4
Other accrued liabilities	33.0	20.6

Total	€61.8	€94.6

11.	Income Taxes

Provision for income taxes consists of the following:

	Year Ended December 31,

	2001	2000	1999

	(in € millions)
Current income taxes
Arising in the Netherlands (domestic)	€5.7	€8.1	€6.6
Arising outside the Netherlands (foreign)	28.8	74.0	67.2
Deferred income taxes
Arising in the Netherlands (domestic)	(0.5)	0.6	0.7
Arising outside the Netherlands (foreign)	5.8	3.3	2.4

Total provision for income taxes	€39.8	€86.0	€76.9

Van der Moolen Holding N.V.
Notes to Consolidated Financial Statements

The Company’s main subsidiaries in the United States of America pay Unincorporated Business Taxes (UBT) related to their partnership structure. Such taxes were reported in General and administrative expenses in prior periods; prior period UBT tax amounts have been reclassified to the Provision for income taxes line item, consistent with the current year presentation. The reclassification of UBT taxes from General and administrative expenses to Provision for income taxes had no effect on net income in prior comparative periods.

Taxes are calculated for each individual entity in the Company and are based on the local tax rates.

	Year Ended December 31,

	2001	2000	1999

	(in € millions)
Income arising outside the Netherlands before tax and minority interest	€97.1	€209.4	€163.8
Minority interest	(25.3)	(43.4)	(20.2)

Income arising outside the Netherlands before tax	€71.8	€166.0	€143.6
Income arising in the Netherlands before tax	60.1	44.2	28.5

Total income before taxes	€131.9	€210.2	€172.1

	December 31,

	2001	2000	1999

	(in € millions)
Deferred tax liability
Employee benefit assets	€3.1	€3.6	€2.9
Intangible fixed assets	14.0	6.5	3.2

Total deferred tax liabilities	€17.1	€10.1	€6.1

The Company does not have any deferred tax assets or net operating loss carryforwards.

Income tax in the Netherlands

The statutory rate in the Netherlands is 35%. The effective tax rate for the years ended December 31, 2001, 2000 and 1999 are 9%, 20% and 26%, respectively. The difference in the tax rates can be explained as follows:

	2001	2000	1999

Statutory tax rate in the Netherlands	35%	35%	35%
Non taxable group financing revenues	(15%)	(18%)	(15%)
Non taxable other revenues	(20%)	(8%)	(5%)
Non-tax deductible costs	10%	7%	11%
Exchange results	(1%)	4%	—

	9%	20%	26%

The impact of non taxable other revenues on the effective tax rate in the Netherlands mainly relates to the sale of the 1.8% investment in Euronext NV during 2001, which under Dutch fiscal regulations is exempt from taxation.

Van der Moolen Holding N.V.
Notes to Consolidated Financial Statements

Income tax outside the Netherlands

Based on the local statutory tax rates in the different countries, the weighted average tax rate for the years ended December 31, 2001, 2000 and 1999 is 47%, 46% and 46%, respectively. The actual tax rates for the financial years 2001, 2000 and 1999 were 48%, 47% and 48%, respectively.

12.	Notes payable

Notes payable at December 31, 2001 and 2000, including their final maturity date, are listed as follows:

	December 31,

	2001	2000

	(in € millions)
Notes payable, 4.02%, due Jan. 14, 2002	10.0	—
Notes payable, 3.87%, due Jan. 31, 2002	10.0	—
Notes payable, 3.77%, due Febr. 5, 2002	9.1	—
Notes payable, 3.95%, due Jan. 17, 2002	8.2	—
Notes payable, 3.85%, due Jan. 21, 2002	5.0	—
Notes payable, 3.87%, due Jan. 28, 2002	5.0	—
Notes payable, 5.10%, due March 25, 2004	4.5	4.5
Notes payable, 4.40%, due Aug. 22, 2002	3.0	—
Notes payable, 6.25%, due Jan. 28, 2010	3.1	3.4
Notes payable, 3.85%, due Jan. 21, 2002	2.7	—
Notes payable, 3.95%, due Jan. 21, 2002	2.3	—
Notes payable, 4.05%, due Jan. 7, 2002	2.2	—
Notes payable, 4.40%, due March 21, 2002	2.0	—
Notes payable, 3.70%, due Jan. 15, 2002	1.8	—
Notes payable, 5.60%, due March 7, 2001	—	5.0
Notes payable, 4.00%, due March 8, 2001	—	4.6
Other notes payable	0.7	—

	69.6	17.5

As of December 31, 2001 and 2000 an amount of €7.3 million and €7.6 million, respectively, is repayable after one year, of which €1.4 million and €1.7 million is due over more than five years.

13.	Subordinated Notes

The subordinated notes at December 31, 2001 and 2000, including their final maturity date, are listed as follows:

	December 31,

	2001	2000

	(in € millions)
Subordinated notes, 5.660%, due Dec. 14, 2005	13.2	16.3
Subordinated notes, 8.000%, due Dec. 31, 2005	22.6	21.5
Subordinated notes, 10.250%, due June 30, 2006	—	1.8
Subordinated notes, floating rate, due June 30, 2006	—	16.1
Subordinated notes, 11.732%, due June 30, 2006	—	12.3
Subordinated notes, 11.421%, due July 31, 2006	—	0.2
Secured demand note collateral agreements from members, 4.250%, due June 30, 2006	—	4.2
Secured demand note collateral agreements from members, 5.250%, due July 31, 2006	—	2.2
Subordinated notes, 7.540%, due August 3, 2008	73.8	—

Van der Moolen Holding N.V.
Notes to Consolidated Financial Statements

	December 31,

	2001	2000

	(in € millions)
Subordinated notes, 7.800%, due August 3, 2011	73.8	—

Subordinated notes, principal amounts outstanding	183.4	74.6
Change in fair value due to interest rate swap	(3.0)	—

	180.4	74.6

Subordinated borrowings, excluding the 5.66% loan due December 14, 2005, are subordinated to claims of general creditors of the Company’s subsidiary Van der Moolen Specialists USA, LLC. These subordinated borrowings are available in computing net capital under the SEC’s uniform net capital rule. To the extent that such borrowings are required for the continued compliance by the Company’s subsidiary Van der Moolen Specialists USA, LLC, with minimum net capital requirements, they may not be repaid.

The following table presents the contractual repayment schedules for the subordinated notes:

	5.66%	8%	7.54%	7.8%
	Subordinated	Subordinated	Subordinated	Subordinated
(in € millions)	Note	Note	Note	Note

2002	3.2
2003	3.2
2004	3.2
2005	3.6	22.6
2006			24.6
2007			24.6	14.76
2008			24.6	14.76
2009				14.76
2010				14.76
2011				14.76

The subordinated notes, 8.00% due December 31, 2005, 7.54% due August 3, 2008 and the 7.80% due August 3, 2011 contain certain financial reporting and other restrictive covenants.

In connection with its subordinated borrowings, the Company entered into interest rate swap agreements to convert the fixed rate subordinated notes 7.54% due August 3, 2008 and the 7.80% due August 3, 2011 into floating rate obligations based on US London Interbank Offer Rate. The effective interest rate for the year ended December 31, 2001 on these subordinated borrowings after hedging activities is 4.28%.

14.	Pension and Other Postretirement Benefit Plans

The Company has employee pension plans in Germany, the United States and the Netherlands. The German subsidiary has a defined contribution plan in place for management team members as well as certain employees. The annual contribution under this plan during the years ended December 31, 2001 and 2000 was €31,365 and €52,274, respectively. In the United States, the Company sponsors 401(k) plans covering all eligible full-time employees. The annual contribution under this plan is determined at the discretion of management and is subject to certain required minimum contributions. This plan is a defined contribution scheme and thus does not have a projected benefit obligation. The annual contribution to the 401 (k) plans during the years ended December 31, 2001 and 2000 was € 892,026 and €464,500, respectively. In the Netherlands, both contributory and non-contributory defined-benefit pension plans exist, covering substantially all employees. Plan benefits are based on years of service and compensation levels at the time of retirement. The Dutch plan is a defined benefit final average pay plan. These pension plans and their respective costs are determined using the projected unit credit method in accordance with US GAAP as defined by SFAS No. 87, “Employers’Accounting for Pensions”.

Van der Moolen Holding N.V.
Notes to Consolidated Financial Statements

The change in the projected benefit obligations is as follows:

	2001	2000	1999

	(in € millions)
Projected benefit obligation at January 1	€(15.3)	€(15.1)	€(14.5)
Service cost	(0.3)	(0.3)	(0.3)
Interest cost	(1.0)	(0.9)	(0.7)
Actuarial (gains)/losses	0.2	0.3	(0.3)
Benefits paid	0.4	0.7	0.7

Projected benefit obligation at December 31	€(16.0)	€(15.3)	€(15.1)

The change in plan assets is as follows:

	2001	2000	1999

	(in € millions)
Fair value of plan assets at January 1	€20.9	€19.3	€22.3
Actual return on plan assets	(0.5)	1.9	1.6
Employer contributions	0.9	0.3	(4.1)
Benefits paid	(0.4)	(0.6)	(0.5)

Fair value of plan assets at December 31	€20.9	€20.9	€19.3

The funded status of all defined benefit pension plans based on the projected benefit obligation is as follows:

	2001	2000	1999

	(in € millions)
Funded status	€4.9	€5.6	€4.3
Unrecognized net transition cost	(1.3)	(1.9)	(2.6)
Unrecognized net actuarial (gains) loss	1.7	(0.6)	0.1

Prepaid benefit cost	€5.3	€3.1	€1.8

Components of net periodic pension cost for all defined benefit plans recorded under employee compensation and benefits in the consolidated statements of income are as follows:

	2001	2000	1999

	(in € millions)
Service cost	€(0.3)	€(0.3)	€(0.3)
Interest cost	(1.0)	(0.9)	(0.7)
Expected return on plan assets	1.5	1.4	1.3
Amortization of transition cost	0.6	0.6	0.6
Other cost	(0.1)	(0.1)	(0.1)

Net periodic pension cost	€0.7	€0.7	€0.8

Weighted average actuarial assumptions for the Company’s defined benefit pension plans are as follows:

	December 31,

	2001	2000	1999

Discount rate	5.75%	6.25%	6.00%
Rate of compensation increase	2.50%	2.00%	2.00%
Expected rate of return on plan assets	7.00%	7.00%	7.00%
Rate of benefit increase	3.50%	3.00%	3.00%

Van der Moolen Holding N.V.
Notes to Consolidated Financial Statements

15.	Shareholders’ Equity

The authorized share capital at December 31, 2001 was 54,000,000 shares with a par value of €0.08 and 1,200,000 financing preferred A shares, 1,200,000 financing preferred B shares, 1,200,000 financing preferred C shares, 1,200,000 financing preferred D shares and 1,200,000 financing preferred E shares with a par value of €0.60 per share, of which 37,502,455 common shares, 241,000 financing preferred A shares and 391,304 financing preferred B shares have been issued. Additionally, authorized share capital includes 13,200,000 preferred shares with a par value of €0.60, none of which have been issued.

The financing preferred A shares have a cumulative dividend that is calculated on the basis of a percentage equal to the average effective yield on three government bonds, the remaining term of which to the extent possible equals 10 years, increased by 100 basis points to be rounded up to whole cents. The profit basis of the financing preferred A shares is equal to the issuance rate of the financing preferred A shares issued at January 16, 1997, being €40.21.

The financing preferred B shares have a cumulative dividend that is calculated on the basis of a percentage equal to the calculated average, over the last five stock exchange days prior to the day of payment, of the effective yield on government bonds with a (remaining) term of 6 to 7 years and 7 to 8 years (as calculated by the Centraal Bureau voor de Statistiek and published in the Officiële Prijscourant of Euronext Amsterdam) increased by 175 basis points, rounded up to whole cents, and being distributed in cash. The profit basis is equal to the issuance rate of €104.37.

The dividend on the financing preferred A shares and the financing preferred B shares are reviewed and can be adjusted in accordance with market interest from time to time.

16.	Comprehensive Income

The components of Accumulated other comprehensive income are as follows:

	Foreign currency		Accumulated Other
	translation	Unrealized	Comprehensive
	adjustments	holding gains	Income

	(in € millions)
Balance at December 31, 1998	€(5.5)	€—	€(5.5)
Change in 1999	33.6	(2.1)	31.5

Balance at December 31, 1999	28.1	(2.1)	26.0
Change in 2000	21.1	(0.5)	20.6

Balance at December 31, 2000	49.2	(2.6)	46.6
Change in 2001	20.3	2.6	22.9

Balance at December 31, 2001	€69.5	€—	€69.5

Van der Moolen Holding N.V.
Notes to Consolidated Financial Statements

17.	Related Party Transactions

Financing is provided by ING Group and certain members of the subsidiaries of the Company. Secured demand notes represent loans given to the Company by certain of its members. The cash notes and the secured demand note loans are presented in subordinated loans. The principal, interest and maturity dates are as follows:

	Interest		December 31,	December 31,
	Rate	Maturity	2001	2000

	(in € millions)
Cash Notes:
ING Group	5.660%	Dec. 14, 2005	13.2	16.3
Certain members	10.250%	June 30, 2006	—	1.3
Certain members	11.421%	July 31, 2006	—	0.2
Certain members	11.732%	Dec. 31, 2005	—	6.6

Total			13.2	24.4

Secured Demand Note Loans:
Certain members	4.250%	June 30, 2006	—	4.2
Certain members	5.250%	July 31, 2006	—	2.2

Total			—	6.4

Interest expense on these obligations amounted to €1.6 million, €1.9 million and €1.5 million for the years ended December 31, 2001, 2000 and 1999, respectively.

As at December 31, 2001, ING Group had a 7.6% ownership interest in the Company, and Fortis Utrecht NV had a 6.9% ownership interest in the Company. As of December 31, 2000, these ownership interests were 13.0% and 7.0%, respectively. Both entities also act as clearing organizations for the Company.

The Company is required to pay minority stakeholders of Van der Moolen Specialists USA, LLC a fee relating to exchange memberships contributed for use. This fee is based on the market value of the exchange memberships and amounted to €3.4 million during 2001,
€1.4 million during 2000 and €1.6 million during 1999. These amounts are included in Interest expense.

The Company further leases additional exchange memberships from minority stakeholders of VDM Specialists USA through operational lease agreements. The amounts paid under these agreements amounted to €3.3 million during 2001. This amount is included in Lease of exchange memberships.

18.	Kroon Warrants

On March 24, 1997, the Company issued 347,071 Kroon warrants as a dividend. Each warrant is convertible into 7-1/2 common shares of the Company for €19.67. The warrants had a three-year term and expired on March 23, 2000. Kroon warrants were traded on the Euronext Amsterdam.

19.	Stock Option Plans

Effective December 1, 1996, the stock option plan became effective after adoption by the Supervisory Board of the Company. The stock option plan provides for the grant of incentive stock options to certain directors and employees.

The Company has stock option plans in the Netherlands, the United Kingdom, the United States and Germany. In 1999, 2000 and 2001, stock options were granted under each plan with an exercise price equal to or higher than the market value of the underlying stock. These options granted are immediately exercisable, with the exception of the options granted to employees of Van der Moolen U.K., which may not be exercised for a period of three years from

Van der Moolen Holding N.V.
Notes to Consolidated Financial Statements

the date of grant. Also, the Company has granted certain options in the past, which could not be exercised for a period of up to four years from the date of grant. The exercise period of the options ranges from four to ten years.

If employees cease to be employed by the Company their unexercised options are cancelled. Furthermore, any options exercised are subject to a forfeiture period of three years during which the relevant employee must remain employed with the Company or forfeit 80% of any benefits derived from the exercise of the options.

The following table summarizes the option activity for the year ended December 31, 2001:

			Weighted Average		Weighted Average
		Weighted Average	Remaining	Range of	Fair Value at Grant
	Options	Exercise Price	Contractual Life	Exercise Prices	Date

Outstanding at January 1, 2001	51,954	€7,53	1.59	€5.33-8.62	€1.95
Outstanding at January 1, 2001	815,850	€17,17	3.61	€16.17-20.95	€4.67
Outstanding at January 1, 2001	790,200	€31,19	4.64	€30.18-33.81	€7.61
Granted	923,500	€31.10	4.81	€27.30-35.22	€7.11
Exercised	(30,025)	€7.81	1.17	€5.33-8.62	€2.02
Exercised	(351,450)	€17.03	2.99	€16.17-20.95	€4.63
Exercised	(59,169)	€30.21	4.41	€30.18-33.81	€7.88
Forfeited	(5,700)	€17.60	2.68	€16.17-18.11	€4.25
Forfeited	(8,280)	€31.89	3.95	€30.18-33.81	€7.42

Outstanding at December 31, 2001	21,929	€7.15	0.48	€6.63-8.62	€1.85
Outstanding at December 31, 2001	458,700	€17.26	2.71	€16.17-20.95	€4.70
Outstanding at December 31, 2001	1,646,251	€31.17	4.19	€27.30-35.22	€7.32

Total outstanding at December 31, 2001	2,126,880	€27.92	3.83	€6.63-35.22	€6.70

Exercisable (vested) options	2,126,880	€27.92	3.83	€6.63-35.22	€6.70

Van der Moolen Holding N.V.
Notes to Consolidated Financial Statements

The following table summarizes the option activity for the year ended December 31, 2000:

			Weighted Average		Weighted Average
		Weighted Average	Remaining	Range of	Fair Value at Grant
	Options	Exercise Price	Contractual Life	Exercise Prices	Date

Outstanding at January 1, 2000	155,079	€7.50	2.58	€4.54-8.62	€1.94
Outstanding at January 1, 2000	1,714,275	€17.29	4.45	€16.17-20.95	€4.67
Granted	790,200	€31.19	4.72	€30.18-33.81	€7.61
Exercised	(103,125)	€7.48	2.07	€4.54-8.62	€1.94
Exercised	(841,425)	€17.35	3.83	€16.17-19.62	€4.68
Forfeited	(57,000)	€17.83	3.66	€16.17-19.62	€4.68

Outstanding at December 31, 2000	51,954	€7,53	1.59	€5.33-8.62	€1.95
Outstanding at December 31, 2000	815,850	€17,17	3.61	€16.17-20.95	€4.67
Outstanding at December 31, 2000	790,200	€31,19	4.64	€30.18-33.81	€7.61

Total outstanding at December 31, 2000	1,658,004	€23.55	4.07	€5.33-33.81	€5.98

Exercisable (vested) options	1,658,004	€23.55	4.07	€5.33-33.81	€5.98

The following table summarizes the option activity for the year ended December 31, 1999:

			Weighted Average		Weighted Average
		Weighted Average	Remaining	Range of	Fair Value at Grant
	Options	Exercise Price	Contractual Life	Exercise Prices	Date

Outstanding at January 1, 1999	593.913	€8.21	3.79	€4.54-8.62	€2.13
Outstanding at January 1, 1999	939,075	€18.06	4.80	€14.28-20.95	€4.66
Granted	904,200	€16.44	5.12	€16.17-20.80	€4.63
Exercised	(428,433)	€8.24	3.31	€4.54-8.62	€2.14
Exercised	(64,200)	€16.35	2.70	€14.28-18.17	€3.91
Forfeited	(75,201)	€17.53	4.71	€8.62-19.62	€4.63

Outstanding at December 31, 1999	155,079	€7.50	2.58	€4.54-8.62	€1.94
Outstanding at December 31, 1999	1,714,275	€17.29	4.45	€16.17-20.95	€4.67

Total outstanding at December 31, 1999	1,869,354	€16.47	4.33	€4.54-20.95	€4.44

Exercisable (vested) options	1,869,354	€16.47	4.33	€4.54-20.95	€4.44

For the years ended December 31, 2001, 2000 and 1999, the Company recognized a stock option expense of €5.0 million, €4.0 million and €2.8 million, respectively.

The fair value of the option granted is estimated based on the date of the grant using the Black-Scholes option-pricing model. The weighted average assumptions used for grants made in 2001, 2000 and 1999 are as follows:

	December 31,

	2001	2000	1999

Dividend yield	4.8%	5.0%	5.0%
Expected volatility	37.5%	45.0%	50.0%
Risk-free interest rate	4.47%	5.04%	4.78%
Expected option life	3 years	3 years	3 years

Van der Moolen Holding N.V.
Notes to Consolidated Financial Statements

20.	Earnings Per Share

Basic earnings per share is calculated by dividing the net income applicable to ordinary shares outstanding by the weighted average number of common shares outstanding for the period. Diluted earnings per share is computed using the same method as basic earnings per share, but reflects the potential dilution that could occur if other equity instruments were converted or exercised into common shares.

For purposes of calculating (diluted) earnings per share, net income available for common shares is adjusted, if applicable for any financing preferred share dividends. The Company had two categories of dilutive potential common shares: shares issuable on exercise of share options granted to employees and the Kroon warrants

For the share options, a calculation is performed to determine the number of shares that could have been issued at market price (determined as the average annual share price of the Company’s shares). This calculation serves to determine the “unpurchased shares” to be added to the ordinary shares outstanding for the purposes of computing the dilution.

	Year ended December 31,

	2001	2000	1999

	(in € millions, except per share data)
Basic Earnings per Share:
Net income	€92.1	€124.2	€95.2
Less: Financing preferred shares dividends	(2.9)	(2.8)	(2.8)

Net income available to common shareholders	€89.2	€121.4	€92.4

Weighted average number of common shares in issue	37,354,991	35,909,376	34,162,188
Basic earnings per share	€2.39	€3.38	€2.70

Diluted Earnings per Share:
Net income available to common shareholders	€89.2	€121.4	€92.4
Weighted average number of common shares in issue	37,354,991	35,909,376	34,162,188
Dilutive effect of stock options	311,991	398,046	82,281
Dilutive effect of warrants	—	—	672,771

Diluted weighted average common shares outstanding	37,666,982	36,307,422	34,917,240

Diluted earnings per share	€2.37	€3.34	€2.64

21.	Segmental Information

The Company has three main segments: specialists, market maker and other activities. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on the income from operations before tax and finance charges generated by segments.

Financial information is reviewed by subsidiary on a monthly basis. In terms of 2001 and 2000, there are two subsidiaries that represent more than 10% of the revenues and net income of the Company: Van der Moolen Specialists USA, LLC and Van der Moolen Trading, a market maker. These segments have been segregated and presented below.

Van der Moolen Holding N.V.
Notes to Consolidated Financial Statements

The following table summarizes certain segment information for the year ended December 31, 2001:

				Other
	Van der Moolen	Other	Van der Moolen	market
	Specialists, USA	specialists	Trading	makers	Other	Total

	(in € millions)
Revenues
Specialist activities	€222.4	€0.8	€—	€2.4	€—	€225.6
Market making activities	4.1	18.7	29.1	13.1	—	65.0
Commissions	30.8	7.7	—	—	—	38.5
Net income from stock lending activities	5.1	—	—	—	—	5.1

Total	€262.4	€27.2	€29.1	€15.5	€—	€334.2

Corporate costs (excluding amortization of goodwill and intangible fixed assets)	€95.2	€23.1	€15.5	€27.7	€22.4	€183.9
Amortization of goodwill and intangible fixed assets	12.1	1.9	1.6	1.6	3.0	20.2
Income from operations	155.1	2.2	12.0	(13.8)	(25.4)	130.1
Segment assets	2,436.2	731.6	41.3	794.5	187.9	4,191.5
Additions to long- lived assets	90.2	53.2	0.4	5.2	1.8	150.8

The following table summarizes certain segment information for the year ended December 31, 2000:

				Other
	Van der Moolen	Other	Van der Moolen	market
	Specialists, USA	specialists	Trading	makers	Other	Total

	(in € millions)
Revenues
Specialist activities	€248.0	€25.6	€—	€8.2	€—	€281.8
Market making activities	6.0	24.8	73.9	19.0	—	123.7
Commissions	29.6	9.4	—	—	—	39.0
Net income from stock lending activities	6.3	—	—	—	—	6.3

Total	€289.9	€59.8	€73.9	€27.2	€—	€450.8

Corporate costs (excluding amortization of goodwill and intangible fixed assets)	€88.1	€28.8	€29.2	€23.2	€19.3	€188.6
Amortization of goodwill and intangible fixed assets	9.8	1.9	1.6	1.5	—	14.8
Income from operations	192.0	29.1	43.1	2.5	(19.3)	247.4
Segment assets	2,038.6	180.8	94.0	346.6	120.1	2,780.1
Additions to long- lived assets	79.6	0.9	0.2	0.4	2.2	83.3

Van der Moolen Holding N.V.
Notes to Consolidated Financial Statements

The following table summarizes certain segment information for the year ended December 31, 1999:

				Other
	Van der Moolen	Other	Van der Moolen	market
	Specialists, USA	specialists	Trading	makers	Other	Total

	(in € millions)
Revenues
Specialist activities	€111.0	€16.0	€—	€2.6	€—	€129.6
Market making activities	1.2	15.0	28.2	13.4	—	57.8
Commissions	26.8	6.7	—	—	—	33.5
Net income from stock lending activities	4.1	—	—	—	—	4.1

Total	€143.1	€37.7	€28.2	€16.0	€—	€225.0

Corporate costs (excluding amortization of goodwill and intangible fixed assets)	€38.2	€12.4	€14.4	€13.0	€21.6	€99.6
Amortization of goodwill and intangible fixed assets	6.1	1.9	1.6	1.0	—	10.6
Income from operations	98.8	23.4	12.2	2.0	(21.6)	114.8
Segment assets	1,556.9	144.4	62.5	423.5	103.6	2,290.9
Additions to longlived assets	76.9	9.8	0.2	10.0	31.3	128.2

Reconciliation from operating income to income before taxes:

	2001	2000	1999

	(in € millions)
Income from operations	€130.1	€247.4	€114.8
Income (loss) from associates	(0.1)	0.2	8.7
Gain on disposal of long-term investment and associates	29.8	10.9	66.3
Interest expense	(10.4)	(6.4)	(2.2)
Other income	7.8	1.5	4.7

Income before income taxes and minority interest	€157.2	€253.6	€192.3

Enterprise Wide Disclosures

Revenues attributed to the Company’s country of domicile (the Netherlands) and to the other countries in which the Company’s subsidiaries operate are as follows:

	2001	2000	1999

	(in € millions)
United States	€260.9	€305.9	€151.9
The Netherlands	34.1	64.3	43.7
Germany	29.1	73.9	28.2
United Kingdom	10.1	6.7	1.2

Total	€334.2	€450.8	€225.0

Van der Moolen Holding N.V.
Notes to Consolidated Financial Statements

22.	Fair Value of Financial Instruments

The following section summarizes the methods and assumptions used by the Company, by financial instrument, in estimating fair value:

Assets and liabilities for which fair value approximates carrying value: The fair values of certain financial assets and liabilities carried at cost, including cash and cash equivalents, restricted cash, receivables and payables from and to clearing organizations and other professional parties and accounts payable, accrued expenses and other liabilities. The fair value of these assets and liabilities approximate market value due to their short-term nature.

Securities and trading liabilities: Fair values of trading assets, securities available for sale and trading liabilities are the amounts recognized in the consolidated balance sheets, which are based on market prices, where available. If quoted prices are not available, fair values are determined based on quoted market prices of comparable instruments.

Stock loaned and borrowed: Stock loaned and borrowed is stated at contract value, which approximates market value.

Notes receivable: Notes receivable are net of specific provisions for impairment. The notes are stated at contract value, which approximates market value.

Short-term borrowings and notes payable: The carrying value of short-term borrowings and notes payable approximates market value due to the fact that interest rates are comparable with market rates.

Subordinated notes: The subordinated notes bear market rates of interest, taking into account interest rate swaps in place, and their carrying amounts are reasonable estimates of their fair value.

23.	Derivatives and Risk Management

The Company enters into interest rate and foreign exchange derivative contracts in connection with its balance sheet management activities, which involve the management of interest rate and foreign exchange rate risk, and trading activities. These derivative contracts involve, to varying degrees, credit risk and market risk. Market risk is the risk that a change in the level of one or more market factors, such as interest rates, indices, volatilities, correlations, or other factors will result in losses for a specified position or portfolio. Credit risk represents the loss that the Company would incur if a counterparty fails to perform its contractual obligation to the Company. In managing derivative credit risk, both the current exposure, which is the replacement cost of contracts on the measurement date, as well as an estimate of the potential change in value of contracts over their remaining lives are considered. Where applicable, to minimize credit risk, the Company enters into legally enforceable netting arrangements, which reduce risk by permitting the settlement and netting of transactions with the same counterparty upon occurrence of certain events. All derivative financial instruments entered into by the Company are exchange-traded. The Company’s clearing brokers, through industry clearing organizations, acts as the counterparty of specific transactions and therefore bears the risk of delivery to and from counterparties. Derivative contracts are reported on a net-by-counterparty basis on the Company’s consolidated statements of financial condition where it is determined a legal right of setoff exists under an enforceable netting agreement.

The Company’s fair value hedges relate to interest rate swaps and are used to modify exposure to interest rate risk by converting fixed rate debt into a floating rate. All amounts have been included in earnings consistent with the hedged transaction, primarily in Net interest expense. The fair value of derivative financial instruments, determined in accordance with the Company’s netting policy, was € (3.0) million at December 31, 2001.

The majority of the Company’s derivatives are entered into for trading purposes and the accounting treatment was not materially affected by the adoption of SFAS 133.

Van der Moolen Holding N.V.
Notes to Consolidated Financial Statements

Market risk is the risk of price changes that have an impact on the equity, option or bond position that arise from normal trading activity. Market risk increases when markets move sharply and volatility changes. The management of market risk is primarily based at each of the Company’s operating units, with central oversight, analysis and formation of risk policy based at the Company’s headquarters. The central risk control department establishes, in consultation with the Management Board and the management of the operating units, specific maximum risk levels to which the operating units must adhere, monitors compliance with those limits and reports the risk profile of the group directly to the Management Board on a daily basis.

Liquidity risk relates to the Company’s capacity to finance security positions. The Company’s financial resources, relative to its capital employed, and the liquid nature of most of the instruments traded, limit this risk. In addition, the Company and its subsidiaries maintain credit lines with commercial banks.

Credit risk and settlement risk that could result from counterparties defaulting is limited for the Company’s operations that operate on regulated exchanges, since the settlement risk is essentially transferred to recognized clearing organizations. The exception to this is the bond trading business in the United Kingdom, which trades outside exchange frameworks. Its exposure to counterparties is monitored closely and is subject to limits. The Company has established minimum standards for the credit quality of its counterparties, which are monitored on a continuous basis.

24.	Commitments and Contingent Liabilities

The Company and its subsidiaries have obligations under operating leases with initial noncancellable terms in excess of one year. Minimum rental commitments under noncancellable leases for 2002 and the succeeding four years and thereafter are as follows:

Year	(in € millions)

2002	€2.3
2003	2.1
2004	2.1
2005	2.1
2006	2.0
Later years	4.4

Total minimum lease payments	€15.0

Certain leases contain renewal options and escalation clauses. The rent expense for the year ended December 31, 2001, 2000 and 1999 was €2.5 million, €1.8 million and €1.4 million, respectively.

At December 31, 2001, the Company has committed credit lines of €193.7, of which €20.7 million was drawn at December 31, 2001. In addition, Van der Moolen Specialists USA has a committed line of credit with a consortium of banks for $175.0 million
(€198.6 million) which was undrawn during the year ended December 31, 2001.

At December 31, 2001, the market value of collateral received by the Company that can be sold or repledged totaled €1,609.0 million. Such collateral is generally obtained under resale and securities borrowing agreements. Of this collateral, €1,577.2 million has been repledged, generally as collateral under stock loan agreements or to cover short sales and consists primarily of common stocks.

On March 10, 2001, the Company provided an irrevocable and unconditional guarantee in the maximum amount of $30 million
(€34 million) in respect of the payment of all liabilities of Van der Moolen UK Limited incurred in connection with the conduct of its business. Furthermore, a guarantee is provided in connection with Van der Moolen UK Limited’s clearing and settlement obligations to banks in the maximum amount of $22 million (€25.0 million).

Van der Moolen Holding N.V.
Notes to Consolidated Financial Statements

Van der Moolen Holding NV is liable for the liabilities of its wholly owned Dutch subsidiaries, which arise from legal acts by these subsidiaries, pursuant to the statements that have been issued in accordance with section 2:403 of the Dutch Civil Code.

The Company can be a party to various legal proceedings that arise in the ordinary course of business. Management believes, based on currently available information including evaluations by outside counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the Company’s financial condition.

25.	Net Capital Requirements

Three subsidiaries of the Company, Van der Moolen Specialists USA, Van der Moolen Options USA and Cohen, Duffy, McGowan & Co., are subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), NYSE Rule 104.2 and to the Rules of the Chicago Board of Options Exchange and the American Stock Exchange, which specify minimum net capital requirements. At December 31, 2001, the three subsidiaries’ net capital, as defined in SEC Rule 15c3-1 and the capital requirements of other exchanges, was €260.4 million (2000: €177.4 million) in excess of their net capital requirements.

The Company is also subject to capital requirements for the subsidiaries in the Netherlands. The net capital requirements at December 31, 2001 for Van der Moolen Effecten Specialist, Van der Moolen Obligaties, and Van der Moolen Opties Amsterdam are
€0.73 million, €0.73 million, and €0.5 million, respectively. For each of the companies, the net capital at December 31, 2001 exceeds requirements.

The Company’s UK subsidiary, Van der Moolen UK, has a net capital requirement at December 31, 2001 of €13.3 million. Van der Moolen UK’s net capital at December 31, 2001 exceeds the requirement.

The Company’s German subsidiary, Van der Moolen Trading has a net capital requirement at December 31, 2001 of €6.74 million (2000: €6.57 million). Van der Moolen Trading’s net capital at December 31, 2001 exceeds the requirement.

26.	Net Liquid Assets Requirements

Van der Moolen Specialists USA is subject to New York Stock Exchange Rule 104.22, which specify minimum net liquid assets requirements. As of December 31, 2001, Van der Moolen Specialists USA’s minimum net liquid asset requirement was €224.7 million and its actual net liquid assets were €242.5 million.

27.	Subsequent Events

On March 1, 2002 the Company acquired a 75% share of New York Stock Exchange specialist Lyden, Dolan, Nick & Co. LLC for a total aggregate consideration of $54.7 million. The acquisition was financed through available resources and credit lines.

On March 1, 2002 Van der Moolen Specialists USA issued subordinated notes in the aggregate principal amount of $40 million. These notes mature on March 1, 2008, bear interest at an annual rate of 7.11% and are payable in four annual installments beginning on March 1, 2005. The purpose of this debt is to enable Van der Moolen Specialists USA to satisfy New York Stock Exchange net capital and net liquid assets requirements following the acquisition of Lyden, Dolan, Nick & Co.

In January 2002, the Company started direct access agency brokerage at the New York Stock Exchange through a 75% interest in Kenny & Co., LLC.

Summary of Significant Accounting Differences Between Dutch GAAP and U.S. GAAP

The consolidated financial statements of Van der Moolen Holding N.V. are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). U.S. GAAP differs in certain respects from generally accepted accounting principles in the Netherlands (“Dutch GAAP”).

The following is a summary of the significant differences:

(a)    Purchase accounting and goodwill

Goodwill represents the difference between the purchase price and the fair value of the net assets acquired in a business combination accounted for as a purchase under U.S. GAAP. The purchase price is allocated to the individual tangible and intangible assets and liabilities acquired based on their respective fair values at the acquisition date. Goodwill and intangible assets are amortized over their estimated useful lives.

Under Dutch GAAP, goodwill arising from acquisitions before January 1, 2001 was written off directly against shareholders’ equity at the acquisition date. Effective January 1, 2001, the guidelines in the Netherlands have been revised and the preferred accounting treatment is to capitalize and amortize goodwill and other intangible assets for all acquisitions occurring after January 1, 2001.

In accordance with US GAAP, goodwill arising from acquisitions on or after July 1, 2001 is no longer amortized. Under Dutch GAAP, such goodwill is amortized over an estimated useful life of 15 years.

(b)    Stock options

Under U.S. GAAP, compensation expense has been recorded in accordance with the Statement of Financial Accounting Standards No. 123, “Accounting for Stock-based Compensation” (“SFAS 123”). Under SFAS 123, the stock compensation expense is calculated using the fair value method. The related expense has been included in employee benefits and compensation in the consolidated statement of income.

For Dutch GAAP purposes, no compensation expense is recorded for stock options.

(c)    Marketable securities

Under U.S. GAAP, securities held for investment are classified as follows:

—	trading, at which the investments are valued at fair value with changes in fair value recorded through current period earnings,

—	held-to-maturity, which are carried at amortized cost, or

—	available-for-sale, which are carried at fair value with changes in the fair value recorded as a separate component of shareholders’ equity.

For Dutch GAAP, the changes in respect to fair value of the investments held by the company are recognized through the consolidated statement of income.

(d)    Provisions and Restructuring Provisions

Under U.S. GAAP, the criteria for providing, maintaining and charging liabilities and reserves for contingencies are stringent and include, among others, that a liability is incurred at the date of the financial statements for the related costs. Provisions cannot be recognized for future expenses unless (i) an obligation exists or (ii) the occurrence of a contingency is probable and its amount is reasonably estimable, at the balance sheet date.

For restructuring, under U.S. GAAP, only costs that qualify as exit costs under the guidelines set out in EITF 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity” and therefore do not relate to the ongoing operations of the Company may be provided for. In addition, a number of specific criteria also must be met before these costs that do not qualify as restructuring or exit costs can be recognized as an expense. Among these is the requirement that all the significant actions to be taken as part of a reorganization must be identified along with the expected completion dates, and the exit program must be approved by the balance sheet date. Costs that do not qualify as exit costs are expensed when incurred.

Under Dutch GAAP, provisions can be made for a subsequent financial year, provided that such expenses originated in the current year. When a decision has been made by management to reorganize part of the business, provisions are made for redundancy as well as other closing, integration and moving costs.

From January 1, 2001, more stringent rules regarding provisions are applicable under Dutch GAAP. As of December 31, 2001, no differences exist between the accounting treatment of provisions under both U.S. GAAP and Dutch GAAP as a result of changes in Dutch accounting principles.

(e)    Pension liabilities and pension costs

Under U.S. GAAP, the pension plans in the Netherlands are defined benefit plans under SFAS No. 87, “Employers’ Accounting for Pensions”. Plan benefits are based on years of service and compensation levels at the time of retirement. In accordance with SFAS 87, the excess of plan assets over projected benefit obligation, as of January 1, 1997, the transition date, is recognized as a part of periodic pension costs on a prospective basis. The fair value of the plan assets and the pension obligation is recorded on the balance sheet.

Under Dutch GAAP, contributions are expensed as paid and the back service liability for each year is expensed.

(f)    (Deferred) taxation

The difference in (deferred) taxation results from the differences between accounting principles applied to intangible fixed assets and pensions under both U.S. GAAP and Dutch GAAP.

(g)    Balance sheet/Income statement

For U.S. GAAP, there were reclassifications on the consolidated balance sheet and consolidated statement of income for presentational purposes.

Selected Dutch GAAP Financial Data

The following selected Dutch GAAP historical financial data has been provided for informational purposes only. We have extracted the summary financial data set out below from our audited Dutch GAAP financial statements for the years ended December 31, 1997, 1998, 1999, 2000 and 2001. These financial statements have been prepared in accordance with Dutch GAAP, and PricewaterhouseCoopers N.V., independent auditors, have audited them.

We have restated amounts from Dutch guilders into euro for the years ended December 31, 1996, 1997 and 1998 by dividing the amounts in Dutch guilders by the exchange rate of NLG2.20371 = €1.00, the rate of exchange between the Dutch guilder and the euro fixed on January 1, 1999.

The comparative financial statements we present for periods prior to January 1, 1999 and reported in euro depict the same trends as the financial statements would have shown if we had continued to present them in Dutch guilders. However, the financial statements for periods prior to January 1, 1999 will not be comparable to the financial statements of other companies that report in euro and that restated their prior period financial statements from a currency other than the Dutch guilder.

	Year ended December 31,

	1997	1998	1999	2000	2001

	(in € millions)
Consolidated Profit and Loss Account
Data:
Revenues:
Specialist activities	€ 68.4	€ 80.6	€177.3	€320.8	€264.1
Market maker activities	41.6	49.4	59.3	123.7	64.8
Other activities	11.1	19.0	3.7	7.7	16.2

Total revenues	€121.1	€149.0	€240.3	€452.2	€345.1

Transaction costs	(8.3)	(10.7)	(18.4)	(28.4)	(32.9)

Net revenues	€112.8	€138.3	€221.9	€423.8	€312.2

Personnel expenses, fixed	(12.4)	(14.2)	(23.8)	(34.7)	(48.1)
Personnel expenses, variable	(10.5)	(16.0)	(30.8)	(84.1)	(43.0)
Lease of exchange memberships(1)	—	—	(3.6)	(9.0)	(14.2)
Information and communications expenses(1)	(5.6)	(5.7)	(4.7)	(5.3)	(6.1)
General expenses(2)	(8.3)	(11.0)	(14.2)	(18.9)	(20.8)
Depreciation	(1.1)	(1.5)	(1.6)	(2.8)	(2.5)

Operating income before amortization	€ 74.9	€ 89.9	€143.2	€269.0	€177.5

Amortization of intangible fixed assets	—	—	—	—	(2.5)
Net interest income (expense)	—	0.5	(2.4)	(6.4)	(10.4)

Income from ordinary activities before taxes	€ 74.9	€ 90.4	€140.8	€262.6	€164.6

Corporation tax(2)	(25.8)	(27.4)	(44.6)	(82.0)	(38.6)

Income from ordinary activities after taxes	€ 49.1	€ 63.0	€ 96.2	€180.6	€126.0

Net extraordinary income (expenses)	5.2	9.6	29.4	7.8	26.0

Income after extraordinary income (expense)	€ 54.3	€ 72.6	€125.6	€188.4	€152.0

Minority interest	(1.8)	(3.8)	(20.2)	(43.4)	(25.3)

Net income	€ 52.5	€ 68.8	€105.4	€145.0	€126.7

(1)	Cost of lease of exchange memberships were formerly included in information and communication expenses. Comparative financial data for the years ended December 31, 1999 and 2000 have been restated for purposes of comparison. The financial information for the years ended December 31, 1997 and 1998 has not been restated. This reclassification has no impact on net income.

(2)	Unincorporated business tax expenses were included in general expenses. Starting in 2001, these expenses have been included in corporation tax. Comparative financial data for the years ended December 31, 1999 and 2000 have been restated for purposes of comparison. The financial information for the years ended December 31, 1997 and 1998 has not been restated. This reclassification has no impact on net income.

	As of December 31,

	1997	1998	1999	2000	2001

	(in € millions)
Consolidated Balance Sheet Data:
Fixed assets:
Intangible fixed assets	€ 2.0	€ 1.2	€ —	€ —	€ 159.4
Tangible fixed assets	4.7	5.6	7.3	7.9	11.1
Financial fixed assets(1)	67.0	83.5	100.4	83.4	67.1

Total fixed assets	€ 73.7	€ 90.3	€107.7	€ 91.3	€ 237.6

Current assets:
Long positions securities	317.6	306.1	522.8	479.7	775.7
Clearing organizations and professional parties	299.8	14.2	78.6	143.7	723.1
Accrued and other receivables	9.2	38.8	15.2	11.9	31.0
Cash	16.6	45.2	130.4	221.9	304.2

Total current assets	€643.2	€404.3	€747.0	€857.2	€1,834.0

Total assets	€716.9	€494.6	€854.7	€948.5	€2,071.6

Shareholders’ equity(2)	84.8	111.0	122.0	188.5	265.7
Minority interests	4.1	9.3	21.8	26.7	64.1

Group equity	88.9	120.3	143.8	215.2	329.8
Subordinated debt(1)	1.7	47.8	60.6	86.5	207.7

Guarantee capital	€ 90.6	€168.1	€204.4	€301.7	€ 537.5

Provisions	3.8	4.3	11.9	14.1	14.7
Other long-term liabilities	7.1	31.7	13.2	7.6	7.3
Short-term liabilities:
Short positions securities	137.5	175.6	416.5	403.8	1,178.4
Clearing organizations and professional parties	286.9	19.3	77.3	70.3	151.6
Short-term loans(3)	—	—	—	13.1	65.5
Banks	154.0	48.8	64.7	9.2	46.7
Accrued and other liabilities(2)	37.0	46.8	66.7	128.7	69.9

Total short-term liabilities	€615.4	€290.5	€625.2	€625.1	€1,512.1

Total liabilities and shareholders’ equity	€716.9	€494.6	€854.7	€948.5	€2,071.6

(1)	With effect from the beginning of 2001 exchange memberships contributed by members for use by Van der Moolen Specialists USA, LLC have been capitalized in the balance sheet at fair value, and a corresponding subordinated debt has been recognized. The prior years’ financial data have been adjusted accordingly. This change in accounting policy increases financial fixed assets with a corresponding increase in subordinated debt.

(2)	In 2001, the financial statements under Dutch GAAP were prepared before appropriation of income in accordance with International Accounting Practice. The prior years’ financial data have been adjusted accordingly. This results in a restatement of proposed dividends from accrued and other liabilities to shareholders’ equity.

(3)	Short-term loans were formerly included in accrued and other liabilities. Comparative financial data for the year ended December 31, 2000 have been restated for purposes of comparison. The financial information for the years ended December 31, 1997,1998 and 1999 have not been restated given the fact that the amounts involved are not material.

Exhibit Index

The following instruments and documents are included as exhibits to this annual report.

Exhibit Number	Description

1.1**	Articles of Association of the Company.
2.1**	Deposit Agreement among the Company, The Bank of New York, as depositary, and the owners and beneficial owners from time to time of American Depositary Receipts evidencing American Depositary Shares each representing one common share of the Company.
2.2**	Form of American Depositary Receipt.
4.1**	Amended and Restated Operating Agreement of Van der Moolen Specialists USA, LLC.
8*	Subsidiaries of the registrant.

*	Filed herewith.
**	Incorporated by reference to the Company’s Registration Statement on Form 20-F (SEC File No. 333-1-16731) filed with the Securities and Exchange Commission on October 15, 2001.