Form 20-F
period 2002-12-31
VAN DER MOOLEN HOLDING NV
filed 2003-06-27
CIK 1072245

As filed with the Securities and Exchange Commission on June 27, 2003

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F
                                   (Mark One)

[  ]    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 13(g) OF
                    THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
[X]     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934
                  For the fiscal year ended December 31, 2002
                                       OR
[  ]    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

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

             Title of each class               Name of each exchange on which
        Common shares of EUR0.08 each                     registered
  American Depositary Shares, each of which        New York Stock Exchange*
         represents one common share               New York Stock Exchange

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

                                      None
                                (Title of Class)

Number of outstanding shares of each of the registrant's classes of capital or common stock as of December 31, 2002, the close of the period covered by the annual report:

                            38,419,282 common shares
                      251,000 financing preferred A shares
                      391,304 financing preferred B shares

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

                                Yes [X] No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow:

                           Item 17 [ ] Item 18 [X]

                                              TABLE OF CONTENTS


                                                                                                             Page


      Presentation of Financial and Other Information...........................................................3
      -----------------------------------------------


      Forward-Looking Statements................................................................................4
      --------------------------

      PART I

      Item 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.............................................5
      -------------------------------------------------------------


      Item 2: OFFER STATISTICS AND EXPECTED TIMETABLE...........................................................5
      -----------------------------------------------


      Item 3: KEY INFORMATION...................................................................................5
      -----------------------


      Item 4: INFORMATION ON THE COMPANY.......................................................................22
      ----------------------------------


      Item 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS.....................................................41
      ----------------------------------------------------


      Item 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.......................................................64
      --------------------------------------------------


      Item 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS................................................72
      ---------------------------------------------------------


      Item 8: FINANCIAL INFORMATION............................................................................74
      -----------------------------


      Item 9: THE OFFER AND LISTING............................................................................77
      -----------------------------


      Item 10: ADDITIONAL INFORMATION..........................................................................79
      -------------------------------


      Item 11:  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.....................................98
      --------------------------------------------------------------------


      Item 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.........................................102
      ---------------------------------------------------------------

      PART II

      Item 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES................................................103
      --------------------------------------------------------


      Item 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS...................103
      -------------------------------------------------------------------------------------


      Item 15: CONTROLS AND PROCEDURES........................................................................103
      --------------------------------


      Item 16: RESERVED.......................................................................................103
      -----------------

      PART III

      Item 17: FINANCIAL STATEMENTS...........................................................................104
      -----------------------------


      Item 18: FINANCIAL STATEMENTS...........................................................................104
      -----------------------------


      Item 19: EXHIBITS.......................................................................................105
      -----------------


                 Presentation of Financial and Other Information

     We prepare our financial statements on a consolidated basis in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). U.S. GAAP selected consolidated financial information as of and for the years ended December 31, 2000, 2001 and 2002, together with our U.S. GAAP financial statements and the notes thereto as of and for the years ended December 31, 2000, 2001 and 2002, are set forth elsewhere in this annual report. We have also included in Annex A of this annual report selected consolidated financial information as of and for the years ended December 31, 1998, 1999, 2000, 2001 and 2002, which has been prepared in accordance with accounting principles generally accepted in the Netherlands ("Dutch GAAP"). We will continue to prepare our annual financial statements on a consolidated basis in accordance with U.S. GAAP, as well as in accordance with Dutch GAAP. Other than in Annex A, all of our financial information presented in this annual report has been prepared in accordance with U.S. GAAP.

     While we currently publish our financial statements in euros, prior to January 1, 1999 we published our financial statements in Dutch guilders. In this annual report, references to "EUR" and "euro" are to the currency introduced at the start of the third stage of the European Economic and Monetary Union pursuant to the Treaty establishing the European Economic Community as amended by the Treaty on the European Union, references to "$" and "dollars" are to the currency of the United States and references to "NLG" and "Dutch guilders" are to the former currency of the Netherlands prior to its adoption of the euro. We have converted certain amounts in this annual report, including our Dutch GAAP historical financial statements for the year ended December 31, 1998, into euros at the rate of EUR1.00 to NLG 2.20371, the euro/Dutch guilder exchange rate fixed on January 1, 1999.

     In this annual report, we have translated euro amounts into dollars at an exchange rate of EUR1.00 to $1.0485, the December 31, 2002 noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, solely for the convenience of the reader. You should not construe these translations as representations that the euro amounts actually represent such dollar amounts or that we could convert these amounts into dollars at the rate indicated. On June 11, 2003 the noon buying rate was EUR1.00 to $1.1764. See "Key Information -- Exchange Rate Information" for historical information regarding the exchange rate of dollars for the euro.

                           Forward-Looking Statements

     This annual report and the documents incorporated by reference herein contain forward-looking statements within the meaning of, and which have been made pursuant to, the Private Securities Litigation Reform Act of 1995. All statements regarding our future financial condition, results of operations and business strategy, plans and objectives are forward-looking. Statements containing the words "anticipate", "believe", "intend", "estimate", "expect" and words of similar meaning are also forward-looking. In particular, the following are forward-looking in nature: statements with regard to strategy and management objectives; pending or potential acquisitions; future revenue sources; the effects of changes or prospective changes in regulation or structure of the securities exchanges on which our subsidiaries operate in the United States and Europe; and trends in results, operations and the markets in which our subsidiaries operate.

     These forward-looking statements involve risks, uncertainties and other factors, some of which are beyond our control, that may cause our results, performance or achievements or conditions in the markets in which we operate to differ from those expressed or implied in these forward-looking statements. We describe certain of these risks and uncertainties in "Key Information -- Risk Factors" and elsewhere in this annual report. We caution you not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this annual report.

                                     PART I

    Item 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

    Not applicable.

    Item 2: OFFER STATISTICS AND EXPECTED TIMETABLE

    Not Applicable.

    Item 3: KEY INFORMATION

    Selected Consolidated Financial Data

     You should read the following selected U.S. GAAP historical financial data in conjunction with "Operating and Financial Review and Prospects", as well as our consolidated financial statements and the notes thereto, which we have included elsewhere in this annual report. We have extracted the selected financial data set out below from our audited consolidated financial statements as of and for the years ended December 31, 2000, 2001 and 2002. We have prepared these financial statements in accordance with U.S. GAAP.

     PricewaterhouseCoopers Accountants N.V., independent auditors, have audited our financial statements as of and for the years ended December 31, 2000, 2001 and 2002. We have included a convenience translation of euro amounts into dollars for the following selected U.S. GAAP financial data as of and for the year ended December 31, 2002 at the noon buying rate on December 31, 2002 of EUR1.00 = $1.0485. You should not construe these translations as representations that the euro amounts actually represent such dollar amounts or that we could convert these amounts into dollars at the rate indicated.


                                               For the year ended December 31,
                                        ---------------------------------------------
                                           2000     2001          2002          2002
                                        -------- --------  ------------  ------------
                                                                               (in $
                                                                           millions,
                                                      (in EUR millions,   except per
                                                 except per share data)   share data)
Consolidated Profit and Loss Account
 Data:
Revenues:
  Specialist activities                EUR281.8 EUR225.6      EUR223.2        $212.9
  Commission income                        39.0     38.5          35.0          33.4
  Proprietary trading activities          123.7     65.0          56.1          53.5
  Net interest income from stock
   lending activities                       6.3      5.1           4.2           4.0
  Other revenues                             --       --           3.3           3.1
                                        -------- --------  ------------  ------------
Total revenues                          EUR450.8 EUR334.2      EUR321.8       $306.9
                                        -------- --------  ------------  ------------
Expenses:
  Exchange, clearing and brokerage fees    28.5     32.9          42.8          40.8
  Employee compensation and benefits      123.8     98.3          93.8          89.5
  Lease of exchange memberships
                                    (1)     9.0     14.2          18.3          17.5
  Information and communication
                                    (1)     5.3      6.1           6.6           6.3
  General and administrative expenses
   (2)                                     19.2     29.9          23.1          22.0
  Depreciation and amortization            17.6     22.7          12.0          11.4
  Impairment of intangible fixed assets      --       --          33.7          32.1
                                        -------- --------  ------------  ------------
Total expenses                          EUR203.4 EUR204.1      EUR230.3       $219.6
                                        -------- --------  ------------  ------------
Income from operations                  EUR247.4 EUR130.1       EUR91.5        $87.3
                                        -------- --------  ------------  ------------
Income (loss) from associates               0.2     (0.1 )         0.3           0.3
Gain on disposal of long-term
 investments and associates                10.9     29.8           0.4           0.4
Interest expense, net                      (6.4)   (10.4)        (14.1)        (13.5)
Other income                                1.5      7.8           5.2           5.0
                                        -------- --------  ------------  ------------
Income before income taxes and minority
 interest                               EUR253.6 EUR157.2      EUR83.3         $79.5
                                        -------- --------  ------------  ------------
Provision for income taxes  (2)           (86.0)   (39.8)        (24.7)        (23.6)
Minority interest                         (43.4)   (25.3)        (28.5)        (27.2)
                                        -------- --------  ------------  ------------

Net income                              EUR124.2 EUR92.1       EUR30.1         $28.7
                                        ======== ========  ============  ============
As adjusted to reflect our three-for-
 one stock split that took effect on
 May 1, 2001:
  Basic earnings per common share (3)    EUR3.28  EUR2.34       EUR0.71         $0.68
  Diluted earnings per common
   share (4)                             EUR3.25  EUR2.32       EUR0.71         $0.68



                                                     As of December 31,
                                        ---------------------------------------------
                                             2000       2001       2002         2002
                                        ---------- ---------- ----------  -----------
                                                                               (in $
                                               (in EUR millions)            millions)
Consolidated Balance Sheet Data:
Assets:
  Cash and cash equivalents                EUR65.5   EUR292.3   EUR334.0      $318.6
  Cash segregated under federal and
   other regulations                          0.5        0.6         --           --
  Securities purchased under agreements
   to resell                                156.4       11.3      244.9        233.6
  Receivable from clearing
   organizations and professional
   parties                                  120.7      729.0      398.1        379.7
  Securities owned at market value          473.4      775.5      456.9        435.8
  Secured demand notes                        6.4        0.2        0.1          0.1
  Notes receivable                           25.8       19.7       11.9         11.3
  Stock borrowed                          1,469.6    1,685.0    1,102.1      1,051.1
  Memberships in exchanges:
     Owned, at cost (market value of
      EUR20.8 million, EUR28.0 million
      and EUR20.6 million respectively)      19.2       21.5       18.1         17.3
     Contributed by members, at market
      value                                  15.0       27.5       21.0         20.0
  Deferred tax assets                          --         --        1.1          1.0
  Property and equipment, net                 7.9       11.1        9.3          8.9
  Goodwill, net                             129.0      176.5      141.9        135.3
  Other intangible assets, net              212.0      293.7      266.7        254.3
  Other assets                               41.1       35.7       31.0         29.6
                                        ---------- ---------- ----------  -----------
Total assets                            EUR2,742.5 EUR4,079.6 EUR3,037.1    $2,896.6
                                        ========== ========== ==========  ===========
Liabilities and shareholders' equity:
Liabilities:
  Short-term borrowings                       6.5       46.7       42.5         40.5
  Securities sold under agreements to
   repurchase                                  --         --      275.1        262.4
  Payable to clearing organizations and
   professional parties                      70.3      151.9       69.2         66.0
  Securities sold, not yet purchased,
   at market value                          403.8    1,178.4      691.3        659.3
  Stock loaned                            1,446.7    1,690.6    1,126.6      1,074.5
  Current taxes payable                      39.3       19.0       20.1         19.2

                                                     As of December 31,
                                        ---------------------------------------------
                                             2000       2001       2002         2002
                                        ---------- ---------- ----------  -----------
                                                                               (in $
                                               (in EUR millions)            millions)

  Accounts payable, accrued expenses,
   and other liabilities                     94.6       61.8       22.7         21.6
  Deferred tax liabilities, net              10.1       17.1       11.5         11.0
  Notes payable                              17.5       69.6        7.3          7.0
Subordinated borrowings:
  Subordinated notes                         74.6      180.4      197.3        188.2
  Memberships in exchanges, contributed
   by members, at market value               15.0       27.5       21.0         20.0
Minority interest                            26.7       31.6       29.2         27.8
Shareholders' equity:
  Financing preferred A shares, EUR0.60
   (5) par value, authorized 1,200,000
   shares, issued and outstanding
   236,000, 241,000 and 251,000 shares,
   respectively                               0.1        0.1        0.1          0.1
  Financing preferred B shares, EUR0.60
   (5) par value, authorized 1,200,000
   shares, issued and outstanding
   391,304 shares                             0.2        0.3        0.3          0.3
  Common shares, EUR0.08 (5) par value,
   authorized 54,000,000 shares, issued
   and outstanding 37,061,811,
   37,502,455 and 38,419,282 shares,
   respectively
                                    (4)       2.8        3.0        3.1          3.0
  Additional paid-in capital                229.9      242.8      272.3        259.7
  Retained earnings                         257.8      289.3      275.1        262.3
  Accumulated other comprehensive
   income                                    46.6       69.5      (27.6)      (26.3)
                                        ---------- ---------- ----------  -----------

Total shareholders' equity               EUR537.4    EUR605.0  EUR523.3       $499.1
                                        ---------- ---------- ----------  -----------
Total liabilities and shareholders'
 equity                                 EUR2,742.5 EUR4,079.6 EUR3,037.1    $2,896.6
                                        ========== ========== ==========  ===========


                                                         As of and for the year ended
                                                                  December 31,
                                                      -----------------------------------
                                                            2000        2001        2002
                                                      ----------- ----------- -----------
Other Financial and Operating Data:
Pre-tax return on equity                          (6)       39.1 %      21.8 %      10.5 %
Percent of revenues:
   Specialist activities                                    62.5 %      67.5 %      69.4 %
   Commission income                                         8.6 %      11.5 %      10.9 %
   Proprietary trading activities                           27.5 %      19.5 %      17.4 %
   Net interest income from stock lending activities         1.4 %       1.5 %       1.3 %
   Other revenues                                             -- %        -- %       1.0 %
Weighted average number of common shares outstanding
                                                  (7) 36,990,191  38,139,964  38,388,043
VDM Specialists, LLC:
   Number of common stock listings                           239         388         379

Notes:

(1) Prior to the 2001 financial year, lease of exchange memberships were included in information and communication expenses, and are now shown on a stand-alone basis.

(2) Unincorporated business tax expenses are included in the provision for income taxes. For the years ended 2000 and 2001, these expenses have been reallocated from general and administrative expenses to provision for income taxes.

(3) Calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding. See note 20 to our audited consolidated financial statements.

(4) Calculated in the same manner as basic earnings per common share and reflects the dilutive effect of the common shares deliverable pursuant to stock options and warrants. See note 20 to our audited consolidated financial statements.

(5) As a result of our having amended our articles on May 1, 2001, the par value of our financing preferred A shares, financing preferred B shares and common shares was changed from NLG 1.25, NLG 1.25 and NLG 0.50 to EUR0.60, EUR0.60 and EUR0.08, respectively.

(6) Pre-tax return on equity is calculated by dividing income before income taxes less minority interest by shareholders' equity.

(7) As adjusted to reflect our three-for-one stock split that took effect on May 1, 2001. The weighted average number of shares for prior reporting periods is adjusted for the issue of stock dividends.

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

Before January 1, 1999, there was no exchange rate between the euro and the dollar. The following tables present, for the periods prior to January 1, 1999, information concerning the exchange rate of dollars for the Dutch guilder, restated in euro, and, for all subsequent periods, information concerning the exchange rate of dollars for the euro. For the calculation of the euro amounts for all periods prior to January 1, 1999, we have restated the applicable noon buying rate for the Dutch guilder at the official fixed conversion rate of NLG
2.20371 per EUR1.00. Amounts are expressed in dollars per EUR1.00 during the relevant period. These amounts are indicative only and are not necessarily the same rates at which we translated dollars into euro during any of the financial periods discussed in this annual report.

                             Rate at period
Dollars per euro                        end   Average(1)         High            Low
---------------------------  --------------  -----------  -----------  -------------

For the year ended December
 31, 1998                           0.8573       0.8992       0.9497         0.8126
For the year ended December
 31, 1999                           1.0062       1.0660       1.1899         0.9990
For the year ended December
 31, 2000                           0.9427       0.9238       1.0414         0.8230
For the year ended December
 31, 2001                           0.8895       0.8961       0.9594         0.8352
For the year ended December
 31, 2002                           1.0492       0.9506       1.0505         0.8565

Source: Bloomberg.

Note:

(1) Calculated by using the average of the exchange rates on the last day of each month during the relevant period.

                                                 Rate at
Dollars per euro                               period end         High            Low
--------------------------------------------  -----------  -----------  -------------
For the month ended November 30, 2002             0.9943       1.0171         0.9881
For the month ended December 31, 2002             1.0492       1.0505         0.9863
For the month ended January 31, 2003              1.0768       1.0905         1.0336
For the month ended February 28, 2003             1.0806       1.0935         1.0667
For the month ended March 31, 2003                1.0915       1.1083         1.0504
For the month ended April 30, 2003                1.1184       1.1187         1.0562
For the month ended May 31, 2003                  1.1784       1.1933         1.1158

Source: Bloomberg.

The noon buying rate for the euro on June 11, 2003 was EUR1.00 = $1.1764. Fluctuations in the exchange rate between the euro and the dollar will affect the dollar equivalent of the price of the common shares on Euronext, which will likely affect the market price of the American Depositary Shares ("ADSs") on the New York Stock Exchange. These fluctuations will also affect the dollar amounts received by owners of ADSs on the conversion of any dividends we pay in euro on the common shares.

(B)  Capitalization and Indebtedness

    Not applicable.

(C)  Reasons for the Offer and Use of Proceeds

    Not applicable.

(D)  Risk Factors

We have listed below considerations that could have a material adverse effect on our business, financial condition or results of operations. Additional considerations not presently known to us or that we currently deem immaterial may also impair our business operations. These factors should be considered carefully, together with the information and financial data set forth in this document.

    Risks Associated with the Company

We depend heavily on our New York Stock Exchange specialist activities, and if revenues decline, it would have a material effect on our results of operations.

We derive a substantial majority of our revenues (63.4%, 78.5% and 82.9% of total revenues in 2000, 2001 and 2002 respectively) from our New York Stock Exchange specialist subsidiary, Van der Moolen Specialists USA, LLC ("VDM Specialists" or "VDM Specialists, LLC"). The recent difficult global market and economic conditions have resulted in a decline in VDM Specialists' revenues from EUR289.9 million in 2000 to EUR262.4 million and EUR266.7 million in 2001 and 2002 respectively. If conditions do not improve or decline further, our revenues will continue to be adversely effected. In addition, if demand for its specialist services fails to grow or declines, our potential revenue growth would be adversely affected. We expect our New York Stock Exchange specialist activities to continue to account for a significant portion of our revenues for the foreseeable future. Our future success will depend on:

--   development in trading volumes with an appropriate level of volatility;

-- VDM Specialists' success in being chosen to act as specialist for newly listed companies;

-- VDM Specialists' ability to respond to regulatory and technological changes;

--   VDM Specialists' ability to respond to changing demands in the marketplace;
     and

-- the impact of alternative trading systems and other "third market" execution venues on the volume of trading through specialists on the New York Stock Exchange.

We depend significantly on revenues from our specialist activities for a small group of companies listed on the New York Stock Exchange, and the loss of any of them could reduce our revenues.

Historically, a small number of companies listed on the New York
Stock Exchange have accounted for a significant portion of VDM Specialists' revenues and operating profit. The loss of its specialist designation with respect to any of these listed companies could have an adverse effect on our revenues and operating profit. For the years ended December 31, 2000, 2001 and 2002, transactions in our ten most actively traded specialist stocks accounted for 30.6%, 33.2% and 26.6% of our total New York Stock Exchange specialist revenues, respectively. For the year ended December 31, 2002, our ten most actively traded specialist stocks were Pfizer, Wyeth, Eli Lilly, Hewlett Packard, Kohl's Corp., Walt Disney Co., HCA Inc., FleetBoston, International Paper and Duke Energy. We cannot assure you that VDM Specialists will be able to retain its specialist designation with respect to these or other listed companies. VDM Specialists can lose these listed companies if they cease to be traded on the New York
Stock Exchange as a result of being acquired or are otherwise delisted, which in turn can adversely affect our revenues. This was the case in the first half of 2001 when VDM Specialists lost its specialist assignment for Time Warner, Inc. following its merger with America Online, Inc. In addition, if the New York Stock Exchange were to determine that VDM Specialists has failed to fulfill its obligations as specialist for a listed company, its registration as a specialist for that listed company could be cancelled or suspended.

Risks associated with our trading transactions could result in trading losses.

The majority of our specialist and proprietary trading revenues is derived from trading by our subsidiaries as principal. Our subsidiaries may incur trading losses relating to these activities, because each primarily involves the purchase, sale or short sale of securities for its own account. In any period, our subsidiaries may incur trading losses in a significant number of securities for a variety of reasons in the fulfillment of some of our subsidiaries' specialist obligations, which may require them to effect trades when it is not profitable to do so. See "Information on the Company -- Our Business -- VDM Specialists -- Specialist activities" and "-- Regulation -- The United States".

Although we have adopted risk management policies, we cannot be sure that these policies have been formulated properly to identify or limit our risks. Even if these policies are formulated properly, we cannot be sure that we will successfully implement these policies. As a result, we may not be able to manage our risks successfully to avoid trading losses.

We may not have sufficient capital in the future and may not be able to refinance our existing indebtedness or secure additional financing when we need it.

Our business depends on the availability of adequate capital. We cannot be sure that we will have sufficient capital in the future or that we will be able to refinance existing indebtedness or that additional financing will be available on a timely basis or on terms that are favorable to us. Historically, we have satisfied these needs with internally generated funds and bank credit facilities, as well as the issuance of financing preferred shares and common shares. We currently anticipate that our available cash resources and credit facilities will be sufficient to meet our anticipated working capital, regulatory capital and capital expenditure requirements through the end of 2003.

We may, however, need to raise additional funds to, among other things, increase the capital available to us for our inventory positions, support expansion opportunities when they present themselves or to respond to unanticipated capital requirements. We may also be required to obtain this additional financing on short notice as a result of rapid, unanticipated developments, such as a steep market decline.

We may have difficulty identifying and financing suitable acquisitions, and any acquisitions that we do complete could adversely affect operating results.

As part of our strategy, we intend to seek out appropriate acquisitions that we believe will complement or expand our existing businesses. We do not know if we will be able to identify appropriate acquisitions or be able to finance these transactions successfully once identified. In particular, because of the recent consolidation in the New York Stock Exchange specialist industry, there are few viable acquisition targets left in that segment. Furthermore, an acquisition could require significant capital resources. Any failure to identify or finance future transactions may impair our growth.

Any acquisitions which we do complete will be accompanied by the risks commonly encountered with acquisitions of companies, such as the difficulty of integrating the operations and personnel of the acquired businesses, the potential disruption of our existing business, the assumption of unexpected liabilities relating to the acquired assets, difficulties with the imposition and maintenance of common standards, controls, procedures and policies, and the impairment of relationships with employees and counterparties as a result of difficulties arising out of integration. Furthermore, the value of any business we acquire may be less than the amount we paid for it if, for example, there is a decline in the position of that business in the relevant market in which it operates or there is a decline in that market generally.

Fluctuations in exchange rates could adversely affect results of our operations outside the euro region

We publish our Consolidated Financial Statements in euros. In
2002, we derived nearly all of our income from operations in the United States. Because of this exposure to non-Euro currencies, fluctuations in the exchange rates used to translate foreign currencies, particularly the U.S. dollar, into euros will impact our reported result from operations and cash flows from year to year. Exchange rate fluctuations will also affect the value (denominated in euros) of our investments in our non-European subsidiaries. Our shareholders' equity is denominated in euros and we pay dividends on our common shares in euros. The euro value of those dividends in other currencies is also subject to exchange rate fluctuations.

The contribution of our U.S. operations to our results has grown substantially during the last five years as a result of our acquisitions in the United States over the period. As a result, our sensitivity to changes in the value of the U.S. dollar has increased. In early 2003, we purchased a series of U.S. dollar put options in order to create a "stop loss" on the translation exposure arising on our U.S. dollar denominated net income in 2003. As a result, we expect that any further appreciation of the euro against the U.S. dollar will have a limited effect on our net income for 2003. See "Quantitative and Qualitative Disclosures About Market Risk".

We are highly dependent on technology in order to operate our businesses effectively.

Our business activities require us to record and process accurately a very large number of transactions on a daily basis. Any failure or delay in recording or processing transactions could result in losses to us and could subject us to claims for losses and regulatory fines and penalties. We rely on our employees to operate and maintain our systems properly, and are similarly reliant on the proper functioning of the systems of the exchanges on which we operate and their supporting depository, clearing and settlement organizations, including in particular those of the New York Stock Exchange. Our recording and processing of trades is subject to human, computer and mechanical errors. Moreover, extraordinary trading volume or other events could cause our systems, or those of the exchanges on which we trade, to operate at an unacceptably low speed or even fail. Our systems may fail as a result of hardware or software failure or power or telecommunications failure. Although we have back-up servers and systems and, in the case of VDM Specialists, operate a disaster recovery site, these measures may not be effective in preventing an interruption of our business. Any significant degradation or failure of our information systems or any other systems in the trading process, which could cause us to fail to complete transactions on a timely basis, could have an adverse effect on our business, financial conditions and/or operating results or could damage our relationships with our counterparties.

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

The future success of our businesses depends on the continued service of highly qualified personnel. Competition for highly qualified management, trading, compliance and technical personnel is intense. We cannot assure you that we will be able to attract new highly qualified personnel or retain those that we currently employ. In order to do so, we may need to increase the value of the compensation packages we offer our employees. The loss of the services of a group of qualified employees, such as a team of traders (as was the case in March 2003 when nine traders working at the trading desk of Van der Moolen Effecten Specialist in Amsterdam left the firm), or the inability to identify, hire, train and retain other qualified personnel in the future could have an adverse effect on our business, financial condition and/or operating results.

We are subject to risk relating to litigation and potential securities laws liability.

Our businesses are exposed to substantial risks of liability under federal and state securities laws, other federal and state laws and court decisions, as well as rules and regulations of the Securities and Exchange Commission, the New York Stock Exchange and similar regulatory authorities and self-regulatory organizations in the United States and Europe, as well as national and local legislation in various European jurisdictions. We are also subject to the risk of litigation and claims that may be without merit. We could incur significant legal expenses in defending ourselves against such lawsuits or claims. An adverse resolution of any future lawsuits or claims against us could have an adverse effect on our business, financial condition and/or operating results.

The New York Stock Exchange has commenced an investigation of trading practices at several specialist firms, including VDM
Specialists. See "Consolidated Statements and Other Financial
Information -- Regulatory Proceedings and Litigation".

We do not have operations of our own and we are dependent on inter-company cash flow to generate funds.

We have no operations of our own. We are a holding company and our only principal assets, other than the portion of past inter-company cash flows retained, are the shares of our subsidiaries. We are wholly dependent on interest, dividends, loan repayments and other inter-company cash flows received from our subsidiaries to generate funds.

The ability of our subsidiaries to make funds available to us is dependent, in part, on their ability to generate positive cash flow. The ability of our subsidiaries to pay dividends and to make payments on inter-company debt owed to us is subject to regulatory, statutory, tax and other restrictions, including debt covenants, the earnings, level of statutory reserves and capitalization of our subsidiaries, and various business considerations. See "Information on the Company -- Regulation" and "Financial Information -- Dividends and Dividend Policy".

The tax treatment of our Dutch finance entity will change, as a result of which the effective tax rate to which we are subject may increase.

In accordance with applicable Dutch law, in particular the Special Fiscal Regime for International Financing Activities, we are able through our Dutch finance entity to defer taxation of interest income received from subsidiaries within the group, as well as any currency exchange gains realized on group loans that are repaid, subject to the satisfaction of certain conditions. This has allowed us to structure financing undertaken by the group in a tax-efficient manner so as to reduce the effective tax rate payable by us on a consolidated basis on income before taxes and minority interests less minority interests. Following its investigation announced in 2001, the European Commission announced on February 18, 2003, that the Netherlands' Special Fiscal Regime for International Financing Activities constitutes state aid, which is contrary to the European Community Treaty. However, the Commission has allowed The Netherlands a transitional period to phase out the Special Fiscal Regime for International Financing Activities, allowing us to benefit from this regime until the end of 2007. Following the Commission's announcement, the Dutch tax authorities have not yet commented on the fiscal consequences of abolishing the regime. It is therefore uncertain whether we will be able to continue to benefit from this regime until the end of 2007 to the extent that we have in the past. The effective tax rate payable by us on a consolidated basis on income before taxes less minority interests may increase depending on the effectiveness of possible new financing structures that will be implemented.

The tax law in the United States may change, as a result of which the effective tax rate to which we are subject may increase.

In February 2003, the U.S. Treasury Department proposed certain amendments to the U.S. Internal Revenue Code that, if enacted as proposed, would reduce or eliminate the deductible interest expense of certain U.S. corporations making interest payments to related foreign persons. If the proposal is enacted into law as currently proposed, it could cause one or more of our U.S. subsidiaries to be denied a portion of their deductions for interest paid to certain of our Dutch subsidiaries, and therefore could have an adverse impact on the effective tax rate of our U.S. operations and on the effective tax rate payable by us on a consolidated basis on income before taxes less minority interests.

A different legislative proposal, introduced in July 2002 by the Chairman of the U.S. House of Representatives Committee on Ways and Means, but not reintroduced in the current session of Congress, if reintroduced and enacted as proposed, could cause our U.S. subsidiaries to be denied all of their deductions for interest paid to our Dutch subsidiaries, which could have a significantly greater adverse impact on the effective tax rate payable by us.

We are unable to predict whether these proposals will be introduced in the current or a future session of the U.S. Congress, and if so, whether they will be enacted in their current or a modified form and, if enacted, what their ultimate effect would be on us.

The tax laws in other countries in which we operate may change, as a result of which the effective tax rate to which we are subject may increase.

In Germany, the Government has introduced proposals to change the tax laws substantially. Although it is uncertain whether these proposals will be enacted in their current form, it is expected that these or alternative proposals will adversely influence the possibilities for companies, such as Van der Moolen Trading, to offset taxable profits with fiscal losses. Such measures and other changes in tax laws, especially in Germany and/or the United Kingdom, could cause the effective tax rate payable by us to increase.

Risks Associated with the Industry in which we operate

Specialist rules may require us to make unprofitable trades or to refrain from making profitable trades.

Specialists operating on the New York Stock Exchange and other exchanges are assigned the role of conducting the auction in a particular security. When assigned a particular security, the specialist firm agrees to specific obligations including maintaining, as far as practicable, trading in the security that will be fair and orderly. In acting as a specialist, our subsidiary, VDM Specialists, for example, is subjected to a high degree of risk by having to support an orderly market, maintain inventory positions and refrain from trading under some favorable conditions. Its role as a specialist, may, at times, require it to make trades that adversely affect its profitability, while at other times it is required to refrain from trading for its own account in circumstances in which it may be advantageous to do so. For example, VDM Specialists may be obliged to act as a principal when buyers or sellers outnumber each other. In those instances, it may take a position counter to the market, buying or selling shares to support an orderly market in the affected stocks. In order to perform these obligations, it holds varying amounts of securities in inventory. In addition, New York Stock Exchange specialists may not trade for their own account when public buyers are meeting public sellers in an orderly fashion and may not compete with public orders at the same price. Certain of our subsidiaries also act as specialists on other exchanges, and while the rules and obligations relating to their operations may differ from those of our New York Stock Exchange specialist operations, such rules may also require them to make unprofitable trades or refrain from making profitable trades. The New York Stock Exchange, the American Stock Exchange, the Philadelphia Stock Exchange, the Chicago Board Options Exchange or other exchanges on which our subsidiaries operate may make their rules governing the specialist or similar function more stringent or may implement changes which could adversely affect their trading revenues as a specialist or in performing similar functions.

We are subject to competition for new listings and the effects of industry consolidation, and our financial results will suffer if we do not compete effectively.

We cannot be sure that we will be able to compete effectively with current or future competitors for the specialist designation with respect to new listings, including foreign issuers listing American depositary shares on the New York Stock Exchange. We obtain our specialist designation for new listings on a given securities exchange through an allocation process run by that exchange. Our failure to compete effectively and gain new specialist designations could reduce future revenue and profit growth.

The financial markets are rapidly evolving and are highly competitive. We expect competition to continue to intensify. We face competition from many firms varying in size and strategy. Large global financial institutions represent a significant group of our competitors. In addition, our current and potential competitors have established or may establish other co-operative relationships or may consolidate to enhance their services. This trend is evidenced in particular by the rapid consolidation of New York Stock Exchange specialists, the number of which has fallen from 37 as of December 31, 1996 to 7 as of March 31, 2003. Three of the top five of these specialists are owned or affiliated with banking groups which have significantly greater financial resources than we do and two of the top five are affiliated with investment banks which act as underwriters of the initial public offerings of companies seeking to list on the New York Stock Exchange. As a result of this consolidation, there are now fewer potential acquisition targets among the remaining specialist firms, which hinders our growth. In addition, new competitors may emerge and they may acquire significant market share. Some of our competitors also offer a wider range of services and products than we offer and have greater name recognition and more extensive customer bases. These competitors may be able to respond more quickly to new or evolving opportunities, technologies and customer requirements than we can, and may be able to undertake more extensive promotional activities. If we are unable to compete successfully, our future revenue and profit growth could be materially adversely affected.

Our revenues and operating profit depend on the volume and volatility of trading and our ability to translate the increase in volume and volatility to an increase in trading revenues on the U.S. and European securities markets on which we operate.

In 2002, we experienced a significant decline in the revenues and operating profit we earned. This decrease was largely the result of decreased trading activity on many of the markets on which we trade, and lower price volatility on those markets for a large portion of the year. These decreases resulted from a variety of influences, including the sustained slowdown of the U.S. economy, a reallocation of investors' portfolios away from equities and reduced price volatility (in dollar terms) as equity prices declined. Any one or more of the following factors may, if not reversed, contribute to a further reduction in the level of activity in the securities markets generally, which could in future periods result in a continued decrease in our revenues and income before income taxes and minority interests, as was the case in the year ended December 31, 2002 compared with the year ended December 31, 2001 as well as the in the first quarter of 2003 compared to the same period in 2002:

-- national and international economic, political and market conditions beyond our control;

-- adverse changes in the economy and the securities markets resulting in long term, sustained declines in price levels of securities;

-- a sustained decline in share prices, which has in the past led to decreases in volume and volatility;

--   a decline in the number and size of new equity offerings;

--   adverse changes in the regulatory environment; and

-- a reduction in purchases of securities by individual investors, whether directly or through mutual funds.

In addition, sustained decreases in profitability, when considered with other relevant factors, could result in the impairment of goodwill, as was the case in the fourth quarter of 2002. The amount of such impairment was charged to income from operations in the period in which it was determined that the impairment had occurred. See "Operating and Financial Review and Prospects -- Operating Results -- Overview -- Recent Accounting Pronouncements".

Our quarterly results may fluctuate significantly and the market price of our common shares and ADSs could decrease.

Our revenues may fluctuate significantly based on factors relating to the securities markets. These factors include:

-- a decrease in turnover on the exchanges on which we operate, as was the case during the years ended December 31, 2001 and 2002 and the first quarter of 2003, particularly in respect of certain New York Stock Exchange specialist assignments of VDM Specialists;

-- volatility of share price movements, which at either extreme, too high or too low, can affect revenues; and

--   changes in the value of our securities positions.

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

Alternative trading systems could reduce the levels of trading of exchange-listed securities executed on a securities exchange, such as the New York Stock Exchange. This, in turn, could have an adverse effect on our revenues. Over the past few years, a number of alternative trading systems, including electronic communications networks or ECNs, have emerged which compete with the conventional markets by increasing the volume of trading in exchange-listed securities that occurs off the exchange in over-the-counter markets. In the future, similar new systems may continue to be developed and placed in operation and existing systems may increase their share of transactions.

Market fragmentation may reduce market liquidity.

When two or more markets trade the same security, the effect is that liquidity is spread over those markets. If the proliferation of competing markets is not accompanied by the development of electronic connections allowing orders to move and settle between them, the market for certain securities fragments, resulting in separate pools of liquidity. This results in markets becoming less liquid than they would otherwise be, which could negatively affect revenues earned from any individual market on which we trade, although it may also open arbitrage opportunities to us where we have trading access to both markets.

We run operational risks trading securities and derivatives, including the risk that counterparties may fail to pay us.

All trades executed by our subsidiaries involve a counterparty from whom we buy or to whom we sell. With each trade there is a risk that our subsidiaries may be unable to deliver the securities sold or pay for the securities purchased. Their counterparties are similarly exposed to us on the other side of the transaction. Failure by our subsidiaries to fulfill their contractual obligations could result in significant interest costs and related expenses. If the failure persisted, our subsidiaries could lose their registration on the marketplace on which they are trading. Furthermore, due to the failure of one of our counterparties to complete a trade, our subsidiaries could incur significant expenses trying to enforce the contract and could have to forgo alternative trading opportunities as a result of having committed capital to a failed trade.

In addition, as a trader and lender of securities, many securities transactions are conducted by our subsidiaries as principal with counterparties located in numerous jurisdictions. The securities exchanges on which our subsidiaries are active, the relevant national regulators and the associated clearing houses and custodians monitor the credit standing of most of the counterparties with which our subsidiaries conduct business. However, our counterparties may default on their obligations, notwithstanding these regulatory controls and monitoring procedures.

Future New York Stock Exchange initiatives may lower the revenues from our VDM Specialists business segment.

The New York Stock Exchange may, on its own initiative or in response to regulatory or legislative requirements, change aspects of its trading procedures, or of its capital, trade reporting, compliance and other membership requirements, in ways that may adversely affect our ability to generate revenues from our New York Stock Exchange activities or raise the cost to us of doing so. Similar changes may adversely affect our ability to generate revenues and operating profit from our activities on any other exchange as well. Such changes may be imposed without compensation or right of appeal, and the effects of any such changes proposed may not be easily forecast or even, after their imposition, determined.

We cannot be certain that any changes to New York Stock Exchange practice, or changes to the practice on other exchanges where we are active, will not have a negative effect on our ability to earn revenues and operating profits from our activities on those exchanges.

We are subject to minimum net capital requirements promulgated by the exchanges on which we operate.

Each exchange on which we operate maintains its own set of net capital requirements with which our subsidiaries must comply. In particular, if our subsidiaries fail to comply with certain minimum net capital requirements, they may be subject to penalties and fines. For example, each of our broker-dealer subsidiaries in the United States is required to maintain minimum net capital equivalent to the greater of $250,000 (EUR238,436) or 2% of aggregate debit items computed in accordance with SEC Rule 15c3-3. In addition, the New York Stock Exchange requires members who are specialists, such as our subsidiary, VDM Specialists, to maintain a minimum regulatory capital dollar amount to establish that they can meet, with their own liquid assets, their position requirements. It is possible that one or more of our subsidiaries may be unable successfully to meet its respective net capital requirements.

The application of minimum net liquid asset requirements may hinder our ability to make acquisitions.

The New York Stock Exchange requires any new specialist entity that results from a merger, acquisition, consolidation or other combination of specialist assets to maintain net liquid assets equivalent to the greater of either the aggregate net liquid assets of the specialist entities prior to their combination or the capital requirements prescribed under New York Stock Exchange Rule 104, which are described in "Information on the Company -- Regulation -- The United States -- Minimum Net Capital Requirements". If we were unable to meet any new net liquid asset or net capital requirements from internally generated funds, we would be required to seek external sources of funding in order to finance the acquisition of another New York Stock Exchange specialist firm. If we were unable to obtain such funds on favorable terms, we would be unable to make such an acquisition, which could hinder our ability to grow our U.S. specialist business in the manner and timeframe we envision. Currently, the capital requirements for the other businesses we pursue in Europe and the United States are not as demanding as the requirements placed on New York Stock Exchange specialists, but these rules are subject to change. We cannot predict the effect any such changes may have.

An increase in net liquid asset requirements resulting from an acquisition may prevent us from meeting our financial obligations.

All of our operating subsidiaries are regulated by relevant national authorities and the securities exchanges on which they operate. For example, VDM Specialists is a broker-dealer and a specialist regulated by the Securities and Exchange Commission and the New York Stock Exchange. The regulations of these organizations include strict rules regarding capital requirements, as well as approval requirements for withdrawals of capital from, and in some cases, other distributions by, broker-dealers and specialists. If VDM Specialists acquires additional companies, it is subject to additional net liquid asset requirements, as a result of which its ability to make available excess cash to us or other group companies for general corporate purposes would be limited. These and the other regulations to which our subsidiaries are subject could also prevent us from obtaining funds necessary to satisfy our obligations to pay interest on or repay our indebtedness.

The regulatory environment in which we operate may change, which could adversely affect our operations and our international expansion plans.

The regulatory environment in which our businesses operate is subject to change. Additional legislation and regulation, changes in the rules of the exchanges on which we operate, actions taken by other government agencies or self-regulatory organizations, or changes in the interpretation or enforcement of existing laws and rules may adversely affect our manner of operation and profitability. We cannot predict the effect any such changes may have.

In addition to the Netherlands and the United States, we currently have operations in the United Kingdom and Germany, and trade remotely on the Helsinki Stock Exchange and the SWX Swiss Exchanges. We also trade French stocks remotely from Amsterdam through Euronext. We intend to expand our operations to other countries in the future. To continue expanding our services internationally, we will have to comply with the regulatory controls of each country in which we conduct business. The securities industry in all developed countries is heavily regulated. The varying compliance, capital and other requirements of these different regulatory jurisdictions and other factors may limit our ability to expand internationally.

The failure by us or our employees to comply with applicable laws and regulations could result in substantial fines and other penalties.

Our businesses and the securities industries in which they operate are subject to an extensive range of laws, rules and regulation in the United States and Europe that are promulgated by various governmental agencies and self-regulatory organizations. The laws, rules and regulations with which our businesses must comply include those relating to financial reporting requirements, trade practices, capital structure requirements, and record retention requirements governing the conduct of our directors, officers and employees. Failure to comply with any of these laws, rules or regulations could result in censure, fine, the issuance of cease-and-desist orders or the suspension or disqualification of our directors, officers or employees, and other adverse consequences, which could have an adverse effect on our business. It could also result in the suspension or disqualification of whichever of our subsidiaries commits the violation by the SEC or other relevant regulatory authority or in that subsidiary's suspension or disqualification as a member of the securities exchange on which it operates. If this occurred, we would be unable to operate a portion of our business, which could potentially be significant.

Employee misconduct is difficult to deter and could result in losses.

There have been a number of highly publicized cases involving fraud, stock manipulation, insider trading or other misconduct by employees in the financial services industry in recent years, and we run the risk that misconduct by one of our employees could occur. Misconduct by employees could include binding us to transactions that exceed authorized limits or present unacceptable risks, or hiding from us unauthorized or unsuccessful trading activities, which, in either case, may result in unknown and unmanaged risks or losses.

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

Our revenues and operating profit depend on the volume and volatility of trading on the U.S. and European securities markets on which we operate, particularly the New York Stock Exchange. Since the terrorist attacks in the United States on September 11, 2001, trading on the markets where our subsidiaries operate has generally been volatile. The stock exchange indices in the United States and Europe have generally remained below the levels seen prior to September 11, 2001.

The United States continues to be engaged in military operations. This, as well as concern about further terrorist attacks in the United States and abroad, has contributed to continued market uncertainty in both the United States and Europe and the possibility in the future of further disruption to trading on worldwide securities markets. Were this to occur, it is likely that our business, financial condition and/or operating results, the liquidity and trading prices (and the stability of such prices) of our common shares and ADSs, and the exchange rate of the euro against the dollar (in which the substantial proportion of our revenues, as well as the ADSs, are denominated) would be adversely affected.

Risks Related to our Common Shares and ADSs

Our articles of association and the laws of the Netherlands may have anti-takeover provisions, which could prevent a beneficial change in control.

Our articles of association and the laws of the Netherlands may have anti-takeover provisions. Among other things, our articles of association provide that our supervisory board may make binding nominations for the election of our management board members and supervisory board members, and only a shareholders' resolution approved by a two-thirds majority of the votes cast and representing more than half of our outstanding common shares can set the nominations aside. Furthermore, our articles of association provide that resolutions by the general meeting of shareholders may be adopted by an absolute majority, which means a majority of all votes cast (unless the articles of association or Dutch law dictate a larger majority), so long as the resolution is adopted upon a proposal by the management board that is subject to the approval of the supervisory board. A proposal not made by the management board may only be adopted by an absolute majority at a general meeting at which more than half of the issued share capital is represented. A resolution to amend the articles of association may only be adopted by a general meeting of shareholders following a proposal by our management board and subject to the approval of our supervisory board.

Our articles of association provide for the future issuance of preferred shares to an unaffiliated foundation called Stichting Van der Moolen Holding. The Stichting's object is to safeguard our interests and those of our subsidiaries in such a way that the interest of Van der Moolen Holding N.V. and all other concerned parties are safeguarded and that the continuity and independence of Van der Moolen Holding N.V. may be enforced to the maximum extent possible by acquiring and managing our preferred shares and by exercising the rights attaching to those shares, in particular the voting rights. We have entered into an agreement with the Stichting pursuant to which it has been granted a call option to acquire a sufficient number of preferred shares such that the Stichting could have voting rights equal to the total voting rights of the holders of our common and financing preferred shares taken together. Accordingly, the Stichting would be able to block or control all votes requiring an absolute majority of votes cast. See "Additional Information -- Memorandum and Articles of Association -- Preferred shares".

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

We are incorporated under the laws of the Netherlands, and the members of our supervisory board and two of the four members of our management board are residents of jurisdictions outside the United States. As a result, it may not be possible for you to effect service of process within the United States upon us or these persons, or to enforce against us or these persons in courts in the United States, judgments of these courts predicated upon the civil liability provisions of United States securities laws. In addition, it is not clear whether a Dutch court would impose civil liability on us, members of our supervisory board or members of our management board in an original action based solely upon the federal securities laws of the United States brought in a court of competent jurisdiction in the Netherlands. Dutch law, furthermore, does not recognize a shareholder's right to bring a derivative action on behalf of a company.

If you hold our ADSs, you will not be able to exercise certain shareholder rights.

ADS holders are not treated as shareholders and will not be able to exercise some shareholder rights. The Bank of New York is the holder of common shares underlying the ADSs. An ADS holder has those rights as set forth in a deposit agreement among us, The Bank of New York and the ADS holders dated October 17, 2001. These rights are different from those of holders of our common shares, including with respect to the receipt of information, the receipt of dividends or other distributions and the exercise of voting rights. In particular, an ADS holder must instruct The Bank of New York to vote the common shares underlying the ADSs, but only if we ask The Bank of New York to ask for the ADS holder's instructions. As a result, it may be more difficult for you to exercise those rights. In addition, there are fees and expenses related to the issuance and cancellation of the ADSs.

Item 4: INFORMATION ON THE COMPANY

(A) History and Development of the Company

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

For a description of our principal capital expenditures and divestitures, please see "Operating and Financial Review and Prospects -- Liquidity and Capital Resources -- Capital Expenditure".

(B) Business Overview

Our Company

We are a securities trading firm that principally engages in the trading of equities, equity options, equity index options and bonds on some of the leading securities exchanges in both the United States and Europe. Operating four business segments: VDM Specialists; U.S. Option Business; European Trading; and Other, which are comprised of ten principal subsidiaries, we function as a low cost liquidity provider, providing liquidity in different time zones on exchange floors and electronic trading systems through our role as specialist or proprietary traders. Acting as a counterparty to market professionals such as banks and brokerage firms, we transact an average of over 75,000 transactions a day. Through effective risk management and adherence by our traders to disciplined trading policies, we were able to close 96% of the trading days in 2002 with a profit on trading, compared with 88% in 2001 and 98% in 2000.

We were founded in 1892 as a hoekman (specialist or jobber) on the Amsterdam Stock Exchange. We remained exclusively a hoekman for Dutch equities and bonds until 1978, when we began trading options on Amsterdam's newly-formed options exchange. Since that time, we have continued to expand through the acquisition of businesses that either strengthened our operations in the markets in which we were already present or allowed us to enter additional geographic or product markets, such as options trading in London and Germany, specialist trading on the New York Stock Exchange, where we now operate the fifth largest specialist in terms of number of specialist assignments, and equity options trading on the American Stock Exchange through our subsidiary Cohen, Duffy, McGowan. We listed our shares on Euronext (at the time, the Amsterdam Stock Exchange) in 1986, and our shares have been included in the principal Dutch equity benchmark, the AEX Index, since March 4, 2002. We listed our shares in the form of American depositary shares on the New York Stock Exchange on October 18, 2001.

On March 1, 2002 we acquired the New York Stock Exchange specialist firm, Lyden, Dolan, Nick. In 2002 we also initiated remote access trading in French shares from Amsterdam and substantially reduced our option trading activities in Amsterdam.

Our Key Strengths

We believe that our historical and future success as a securities trading firm in the United States and Europe is and will continue to be based on the following factors:

Diversified trading operations. Through subsidiaries in the United States, Germany, the Netherlands and the United Kingdom, we trade on some of the world's leading securities exchanges, including the New York Stock Exchange, the American Stock Exchange, the Deutsche Borse, the London Stock Exchange, Euronext and the Helsinki Stock Exchange. This has allowed us to diversify our revenue streams and develop invaluable insights into, and knowledge of, how to optimize trading performance on each of the exchanges on which we operate. We are diversified in terms of instruments traded, since our subsidiaries either trade equities, equity-related options or fixed income instruments in a number of markets. We are also able to leverage off of experiences in one market when considering how best to enter a new market or trade a new product. Furthermore, by operating on multiple exchanges, we are able to provide many dual-listed issuers with a comprehensive view of the trading activity in their securities and support an orderly trading market.

Strong position in the specialist market on the New York Stock Exchange. As measured by the number of common stock listings on December 31, 2002, we operate as the fourth largest specialist on the New York Stock Exchange, with a market share of approximately 15.1% of the issues listed on the exchange at that date. Our specialist book includes three components of the Dow Jones Industrial Average index, eight components of the Standard & Poor's 100 Index and 42 components of the Standard & Poor's 500 Index. As a specialist on the exchange, we are assigned to conduct the auction in the specialist stocks we represent. This unique position, together with the fact that we act as specialist for some of the exchange's more volatile and high volume stocks, has been central to our ability to generate revenue and profit. We expect to benefit from our high quality portfolio of specialist stocks, as we expect many of the companies for which we act as specialist to grow and the volume of their shares traded to increase.

Trading operations in Germany and the Netherlands. Through our German trading subsidiary, we operate an independent German equity trading firm. In the Netherlands, we operate a major independent equity trading firm with a long established presence on Euronext. By leveraging the expertise we have developed in these markets, we have been able to increase the number and types of securities that we trade in these markets, as well as to expand our remote-trading operations to other exchanges in Europe.

Disciplined and successful team of traders. We devote substantial resources to training and retaining our skilled and experienced team of traders. We seek to instill our traders with our disciplined trading and risk management policies. We believe that the adherence of our traders to these policies is largely responsible for our having been able to close 88% and 96% of our trading days in 2001 and 2002, respectively, with a positive trading result. We believe this results from our strong corporate culture, fosters employee retention and enhances our ability to attract new talent.

Strong capital base. We believe that the strength of our balance sheet provides us with significant flexibility to expand our operations and manage any future capital expenditure requirements. This means we have significant resources available to us to perform our obligations as specialist for an issuer's stock.

Our Strategy

The main driver of our strategy is our ability to capitalize on high levels of volume and volatility on the exchanges on which we operate in order to grow our revenues and profits in line with our stated risk preferences and in the long term interests of our shareholders. In the current environment where neither volumes nor volatility are high, we intend to compensate by employing the following strategies:

Expand our existing trading activities in markets in which we currently operate. Our strategy is to expand our existing trading activities in the markets in which we currently operate by selectively hiring additional skilled traders and through the strategic acquisition of complementary businesses, if market conditions allow us to do so. For example, on March 1, 2002 we acquired New York Stock Exchange specialists Lyden, Dolan, Nick in order to increase the size of our specialist book, number of traders and market share of exchange-listed securities. During 2002 we further strengthened our marketing to attract additional specialist assignments from companies seeking to list on the New York Stock Exchange. We will continue to seek appropriate opportunities to increase our market share of the products traded by our United States and European operations.

Trade new financial instruments in the markets in which we currently operate. We intend to increase our revenues and profitability by identifying new trading opportunities in the markets in which we currently operate. This will allow us to use our existing trading infrastructure and, where possible, traders to trade new instruments. Where we identify a trading opportunity that we believe we can exploit but for which we lack the in-house expertise, we will consider acquiring a team of traders with the relevant experience.

Enter markets in which we do not operate. We intend to enter new markets in which we do not currently trade, either by trading remotely from a location at which we already trade, through the acquisition of a local trading firm or by hiring a team of traders and joining the relevant exchange as a member. We believe that we are well positioned to leverage our trading expertise to enter new markets successfully, and we are actively reviewing opportunities in a number of European countries.

Increase capital employed by our traders. We may selectively increase the amount of capital available to our traders, while maintaining our disciplined trading and risk management policies. We believe this will increase our revenues by allowing our traders to execute larger buy and sell orders at more competitive prices, as well as to engage in larger arbitrage transactions. We will also continue to seek to retain our highly skilled workforce and attract new traders through competitive remuneration packages. In addition, we will continue to expend capital in order to maintain the quality of our technological infrastructure. This will allow us to improve our back office capabilities, which should reduce both administrative and trade failure costs.

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

Our Business

We categorize our business into four segments: VDM Specialists;
U.S. Option Business; European Trading; and Other, which are comprised of ten principal subsidiaries located in the United States and Europe. Our subsidiaries function on a largely autonomous basis, subject to our centrally established and monitored risk management policies and financial oversight. This structure allows us to incentivize the management and traders at our subsidiaries based on the operating performance of activities under their direct control, while providing a unified structure and risk profile to the group as a whole.

Our subsidiaries generate revenues primarily by executing trades, either as agent or principal. They are compensated for agency services by commission charges, while their principal activities generate revenues from the difference between purchase and sale prices earned trading numerous times against counterparties over the course of a trading day. Accordingly, our revenues are largely driven by the turnover and volatility of trading on the markets in which our subsidiaries operate. Increasing turnover results in additional opportunities for our subsidiaries to trade, while increased volatility typically provides them with more opportunities to change their quotes or posted prices, thereby capturing trading interest. Both turnover and volatility have been affected in recent years in the United States and Europe by a variety of factors, including:

--   the number of households investing in stocks;

-- changes in the amount of assets managed through retirement plans, mutual funds, annuity and insurance products, index funds and other institutional investment vehicles;

-- the increased popularity and use of computerized trading, hedging and other derivative strategies;

-- an increase in IPOs and spin-offs and an increase in listings of foreign companies in 1999 and 2000, followed by a decrease in these activities in 2001 and 2002;

-- higher equity portfolio turnover by individuals and institutional investors as a result of lower commission rates and other transaction costs;

--   the introduction of on-line trading; and

--   trading in smaller price increments.

These factors have, in turn, been influenced by low interest rates and low levels of inflation in the United States and Europe and, more recently, by market turbulence caused by the general slowdown of the United States and European economies and political unrest.

The following is a discussion of the our four business segments:
VDM Specialists; U.S. Option Business; European Trading; and Other.

VDM Specialists

VDM Specialists is our largest subsidiary. It is one of the leading specialist firms on the New York Stock Exchange in terms of profitability, capital devoted to specialist services, revenue and number of specialist assignments, according to data provided by the New York Stock Exchange. For the year ended December 31, 2002, VDM Specialists, in which we hold a 75% interest, accounted for EUR 266.7 million, or 82.9%, of our total revenues.

Specialist activities

Market background. The New York Stock Exchange is currently the largest securities market in the world in terms of capitalization and trading volume. The market capitalization of all shares listed on the New York Stock Exchange increased from approximately $9.4 trillion at December 31, 1997 to approximately $13.4 trillion at December 31, 2002. During that period, the number of common stocks listed on the New York Stock Exchange decreased from 2,870 at the end of 1997 to 2,578 at the end of 2002 as a result of de-listings and mergers offsetting new listings and spin-offs. The U.S. market for equity securities has experienced dramatic growth in trading volumes, as evidenced by the increase in average daily trading volume on the New York Stock Exchange from 91.2 million shares in 1984 to 1,441 million shares in 2002, which represented a compound annual growth rate of 17.6%.

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

Specialist firms conduct their auctions at specific trading posts located on the floor of the New York Stock Exchange. While New York Stock Exchange specialists receive orders for trades from brokers on the floor of the New York Stock Exchange, the vast majority of orders are routed through the New York Stock Exchange's electronic order flow system, SuperDOT, although the individual size of these orders is limited. Because each specialist firm runs the auction in its specialist stocks, it knows of all New York Stock Exchange bids and offers in its specialist stocks on the New York Stock Exchange floor and through SuperDOT and thereby gathers orders to price its stocks appropriately. The commercial attraction of acting as a specialist on the New York Stock Exchange is that it results in a guaranteed flow of orders to the specialist firm against which it can trade.

Specialist firms compete for the right to act as specialists for stocks through an allocation process organized by the New York Stock Exchange. As part of this process, the New York Stock Exchange's allocation committee selects three to five potential specialist firms that it deems suitable for the stock, based on criteria specified by the listing company. The listing company may choose to have the committee select a specialist on its behalf or it may choose to interview each specialist firm identified by the allocation committee and select the winning firm itself.

When assigned a particular stock, the specialist firm accepts specific obligations. The specialist firm's role is to maintain, as far as practicable, trading in the stock that will be fair and orderly. This implies that trading in the assigned share will have reasonable depth and price continuity, so that, under normal circumstances, a customer can buy or sell a stock in a manner consistent with market conditions. A specialist firm helps market participants achieve price improvement on their trades because the best bids and offers are discovered through the auction process. In any given transaction, the specialist firm may act as:

-- an auctioneer by setting opening prices for its specialist stocks and by matching the highest bids with the lowest offers, permitting buyers and sellers to trade directly with each other;

-- a facilitator bringing together buyers and sellers who are unaware of each other in order to execute a trade which would not otherwise occur;

-- an agent for broker-dealers who wish to execute transactions as instructed by their customers (typically, these orders are limit orders entrusted to the specialist at prices above or below the current market price); or

-- a principal using its own capital to buy or sell stocks for its own account.

The specialist firm's decision to buy or sell shares of its specialist stocks as principal for its own account may be based on obligation or inclination. For example, the specialist firm may be obliged to buy or sell its specialist stock to counter short-term imbalances in the prevailing market, thus helping to maintain a fair and orderly market in that stock. At other times, the specialist firm may be inclined to buy or sell the stock as principal based on its perception of attractive opportunities to make profitable trades. The specialist firm may trade at its election so long as the trade will not interfere with a fair and orderly market and the specialist complies with New York Stock Exchange rules governing the trading of its specialist stocks.

In actively-traded stocks, the specialist firm continually buys and sells its specialist stocks at varying prices throughout each trading day. The specialist firm's goal and expectation is to profit from differences between the prices at which it buys and sells these stocks through the use of its own capital. In addition, specialists may receive commissions for handling transactions in a security as agent. In fulfilling its specialist obligations, however, the specialist firm may, at times, be obliged to trade against the market, which is likely to result in unprofitable trades. In addition, the specialist firm's trading practices are subject to a number of restrictions, as described in "Information on the Company -- Regulation -- The United States".

The majority of trades and dollar volume in New York Stock
Exchange-listed stocks takes place on the New York Stock Exchange. Trades in New York Stock Exchange-listed stocks are also generally effected as follows:

-- some stocks are traded on multiple exchanges, such as regional exchanges and non-U.S. exchanges, and trades take place on those exchanges; and

-- both New York Stock Exchange members and non-members may trade New York Stock Exchange-listed stocks off the New York Stock Exchange in the over-the-counter market.

The accelerating growth of trading volume and the increase in stock prices on the New York Stock Exchange in the 1990s has increased the demands upon specialists. In order to fulfill their obligations, specialists are required to execute a greater number of trades in a shorter period of time with greater price volatility. In addition, specialists are called upon to take larger positions in their specialist stocks. These factors, in addition to the demands of technology investment, have increased specialists' capital requirements. Consequently, the specialist industry has experienced a period of consolidation over the past five years, with the number of specialist firms on the New York Stock Exchange having declined from 37 as of December 31, 1996 to seven as of March 1, 2003.

Business activities. As of December 31, 2002, VDM Specialists had
72 specialists, each of whom were members of the New York Stock Exchange and 59 of whom were partners of the firm. These specialists act on behalf of listed companies that operate in a variety of industries, including financial services, media, oil and gas, retail, technology, pharmaceutical and telecommunications. As of December 31, 2002, VDM Specialists served as specialist for 379 common stock issues, or approximately 14.7% of the common stock issues listed on the New York Stock Exchange, including three of the 30 companies comprising the Dow Jones Industrial Average and 45 of the companies included in the Standard & Poor's 500 Index. Of our 379 common stock specialist assignments, 16 were for Canadian issuers and 46 were for other non-U.S. issuers.

The following is a list of the 50 largest listed companies, by common stock capitalization, for which VDM Specialists had the specialist assignment as of February 28, 2003 in order of their respective global market capitalizations (in $ millions):


Company                          Market Cap Company                            Market Cap
-------------------------------- ---------- -------------------------------- ------------
Pfizer                            $254,675  Masco                                $12,207
Eli Lilly                           88,520  Stryker                               11,624
Wyeth                               86,773  Vivendi Environment                   10,995
UBS (GDR)                           61,887  ACE Ltd.                              11,037
Walt Disney Co.                     47,823  McKesson                              11,035
SAP (ADR)                           46,857  Danaher                               10,688
Banco Santander Central Hispano
 (ADR)                              38,906  Intimate Brands                        9,731
FleetBoston Financial               37,574  Golden West Financial                  9,701
Hewlett-Packard                     35,263  The Limited                            9,292
Canon (ADR)                         32,220  SunGard Data Systems                   9,182
E.On (ADR)                          34,123  Norfolk Southern                       9,068
Duke Energy                         31,398  Newell Rubbermaid                      8,937
International Paper                 26,404  MBIA                                   7,991
Hitachi (ADR)                       24,083  Fiat (ADR)                             7,636
Kohl's                              23,467  Apache Corp.                           7,628
                                            Starwood Hotels and Resorts
Cox Communications                  22,701   Worldwide                             7,544
                                            Hellenic Telecommunications
HCA                                 21,894   (ADR)                                 7,520
British Sky Broadcasting Group
 (ADR)                              21,012  BOC Group (ADR)                        7,471
Cendant                             19,483  Textron                                7,089


Harley-Davidson                     16,401  Marshall & Ilsley                      6,454
Repsol YPF (ADR)                    16,018  Kerr-McGee                             6,127
Nortel Networks                     14,462  SPX                                    5,859
Novo Nordisk (ADR)                  13,854  Family Dollar Stores                   5,715
ConAgra Foods                       12,743  Tiffany & Co.                          5,192
Guidant                             12,629  Darden Restaurants                     4,427

Source: Bloomberg.

During 2002, VDM Specialists was selected to act as the specialist for Action Performance Co., CHC Helicopter Corp., Christopher &
Banks, Harmony Gold Mining, Hurricane Hydrocarbons, Natural Resource Partners, Nautilus Group, Pengrowth Energy Trust, R&G Financial, Select Medical Corp., Sunoco Logistics, Trizec Properties, Valmont Industries, Wellchoice and Wimm-Bill-Dann Foods. As a result of the acquisition of New York Stock Exchange specialists Lyden, Dolan, Nick in March 2002, we added the common stock of 79 additional companies to VDM Specialists' specialist book.

Like other New York Stock Exchange specialist firms, VDM
Specialists is also assigned specialist roles in listed corporate bonds. This activity is minor compared to its New York Stock Exchange equity business.

Proprietary trading activities

In its "upstairs" trading activities, VDM Specialists trades for its own account in shares for which it is not the specialist, as well as Nasdaq and Amex traded securities. Shares are selected for this trading activity based on its judgment of volume, volatility and how profitable such trading could be.

Other activities

VDM Specialists also engages in securities lending and borrowing. This activity involves borrowing shares primarily from custodians and lending them primarily to other broker-dealers for purposes of accomplishing a delivery that would otherwise fail or to allow counterparties to sell shares short. Lending activities of this kind are carried out on a matched principal basis, in accordance with applicable U.S. legal and accounting standards. While VDM Specialists is exposed to the risk of these loans, the loans are secured by readily marketable securities in amounts and on terms consistent with industry practice. Exposure on these loans is marked to market and collateral is adjusted accordingly on a daily basis, and VDM Specialists regularly monitors counterparty quality.

We established VDM Specialists in July 1999 by integrating the operations of our three majority owned New York Stock Exchange specialists, Surnamer, Weissman & Co. LLC, Einhorn & Co. LLC and Lawrence, O'Donnell, Marcus LLC. We began to acquire interests in these companies in April 1997, April 1998 and October 1998, respectively. In June 2000, August 2001 and March 2002, we further bolstered our New York Stock Exchange specialist operations through the acquisition and combination of: Fagenson, Frankel & Streicher LLC; Scavone, McKenna, Cloud; Stern & Kennedy; and Lyden, Dolan, Nick into VDM Specialists. VDM Specialists is owned by us (75%) and by 66 individual members. Its individual members include its senior managers and senior traders. We believe this ownership structure helps align their economic interests with those of the Van der Moolen group, and fosters continued loyalty and retention. VDM Specialists operates from offices located in New York City.

U.S. Option Business

We are active in U.S. equity option markets through two subsidiaries, Van der Moolen Options USA, a 100%-owned subsidiary that is a member of the Philadelphia Stock Exchange and the Chicago Board Option Exchange, and Cohen, Duffy, McGowan, a 51%-owned subsidiary that is active on the American Stock Exchange. For the year ended December 31, 2002, Van der Moolen Options USA contributed no revenues, while Cohen, Duffy, McGowan realized negative trading revenues of EUR2.9 million. Both Van der Moolen Options USA and Cohen, Duffy, McGowan operate on floor-based, open-outcry markets. In floor-based options trading, traders compete directly with each other for orders and there is no central limit order book. Price formation is accomplished by individual traders competing to fill interest that reaches the floor from investors or by trading with each other.

All three of these markets offer a specialist-like trading function. Assigned primary market makers for options on the Philadelphia Stock Exchange and the American Stock Exchange are in fact known as "specialists", while they are called "designated primary market makers" on the Chicago Board Options Exchange. The firms that perform specialist-like functions in all three markets are selected through allocation processes run by the individual exchanges. Specialist or designated primary market maker assignments on the Philadelphia Stock Exchange, American Stock Exchange and the Chicago Board Options Exchange involve exclusive assignments to particular options series, which require the holder of that assignment to manage the auction process and use its own capital to initiate trading when it has halted. Van der Moolen Options USA and Cohen, Duffy, McGowan generally pursue specialist-like assignments because they provide a natural flow of orders against which they can trade.

Van der Moolen's U.S. options revenues are comprised of arbitrage between options, between options and the underlying shares, and competitive trading against orders that reach the floor. The preponderance of its specialist option trading revenue on the exchanges where it operates is derived from dealer profits, with only a small fraction generated from agency commissions.

Van der Moolen Options USA was formed in April 1999, while Cohen,
Duffy, McGowan was founded in 1972.

European Trading

We trade equities, equity options and fixed income instruments from three subsidiaries in Amsterdam, two in London and one in Cologne. Together, these operations accounted for EUR54.7 million, or 17.0%, of our total revenues for the year ended December 31, 2002. The activities of these six subsidiaries may be summarized as follows:

                               Primary  2002 Revenues         Exchange
                    Location  Activity      (EUR             Memberships
                                          millions)
--------------------------------------------------------------------------------
Van der Moolen      Amsterdam Equities          25.2  Euronext, Deutsche Borse,
 Effecten                                             Helsinki S.E.
--------------------------------------------------------------------------------
Van der Moolen       Cologne  Equities          11.0  Deutsche Borse, SWX, Eurex
 Trading
--------------------------------------------------------------------------------
Van der Moolen       London   Equities           8.4 London S.E., Euronext,
 Equities                                             Euronext.life
--------------------------------------------------------------------------------
Van der Moolen UK    London    Fixed             5.9 London S.E., SWX, over-the-
                                Income                counter
--------------------------------------------------------------------------------
Van der Moolen      Amsterdam  Fixed             4.5 Euronext
 Obligaties                     Income
--------------------------------------------------------------------------------
Van der Moolen      Amsterdam  Equity           (0.3)Euronext.liffe
 Opties                        options
--------------------------------------------------------------------------------


Although they operate largely independently of each other, all three equity trading units are broadly similar, engaged primarily in intraday proprietary trading, especially in the more liquid segments of the markets in which they operate, and ADR arbitrage. In general, they do not trade under privileges and obligations as a specialist would, although in certain cases, as for instance when Van der Moolen Effecten makes markets in Dutch shares on the Deutsche Borse, they may choose to take on such obligations. All three of these subsidiaries were profitable in 2002.

The liquid segments of the markets where these subsidiaries are active are order-driven markets, which means they lack an official liquidity provider, and all orders entered into the markets' central limit order books interact freely with each other. All the European equity markets on which our subsidiaries trade are fully electronic, without physical trading floors, and our subsidiaries make use of this feature to trade in some markets remotely - as, for example, when Van der Moolen Effecten trades on the Helsinki Stock Exchange without a physical presence in Finland. All three equity trading subsidiaries earn their revenues primarily by trading as principals in the central limit order books of the exchanges where they are active, although arbitrage between shares traded on multiple markets, either within Europe or between Europe and the United States, is also an important activity.

For the year ended December 31, 2002, the London Stock Exchange was the largest European equity market by capitalization, followed in descending order by Euronext, Deutsche Borse, SWX Swiss Exchanges, the Milan Stock Exchange and the Madrid Stock Exchange. Among Europe's option exchanges, Euronext.liffe was the largest, measured by number of contracts traded, followed by Eurex, the combined German/Swiss derivatives exchange.

We trade fixed income instruments from subsidiaries in Amsterdam and London. The Amsterdam unit, Van der Moolen Obligaties, makes markets in Dutch fixed income issues traded on Euronext. Its primary activity is to provide liquidity in these bonds to Dutch banks and brokers so they can fill retail orders in them. Van der Moolen Obligaties' revenues are partly derived from commissions and partly from gains on principal transactions, and this subsidiary was profitable in 2002. Van der Moolen UK posts actionable each-way quotes on Bloomberg and various other trading networks. Prices are offered in less-than-wholesale sizes on euro-denominated sovereign and Eurobond debt, Pfandbriefe and U.S. Treasuries. Its primary mission is to assist inventory-management at wholesale trading firms. In November, 2002, it also became a market maker on the LSE, and will extend its offering to Sterling-denominated paper, providing a service similar to that performed by our Amsterdam bond desk. Launched in May 2001, this subsidiary has yet to achieve profitability.

Van der Moolen Opties trades equity options on Euronext.liffe.
During 2002, Dutch option trading on Euronext.liffe was transformed from an open-outcry structure to a fully electronic trading activity. This transformation made our former role in Amsterdam economically unfeasible, and this subsidiary was substantially scaled back. Our European option activity is now restricted to two traders on Euronext.liffe, supplied with very restricted working capital, who provide us with information on the market, and some use of Eurex and Euronext.liffe in connection with warrant trading. We have set aside, for the time being, our earlier initiative to trade options electronically in Amsterdam.

Other

We classify as "Other" the operations of Kenny & Co., which engages in direct access brokerage activities on the New York Stock Exchange. The operations of Kenny & Co are not material to the operation of our business.

Technology

Technology is critical to the continued success of our operations. Of our 501 employees at December 31, 2002, 17 were dedicated to the development and maintenance of our technology.

Our primary systems vary from subsidiary to subsidiary, as they must conform to local market infrastructure as well as the individual subsidiary's requirements. Therefore, the primary responsibility for overseeing the integrity of these systems rests with each of our subsidiaries, although we coordinate and oversee the integration of these systems throughout the group. In New York, VDM Specialists' primary systems are comprised of the New York Stock Exchange-supplied specialist trading terminals and position reporting system terminals. The New York Stock Exchange terminals are located on the trading floor and in VDM Specialists' offices, and allow it to monitor its trading profits and losses as well as its positions. VDM Specialists has also developed software that allows it to monitor profits, losses and trading positions in the event that the New York Stock Exchange-provided systems fail. Similar reporting systems have been constructed based on data feeds from the clearing banks that work with our other subsidiaries. Together, these systems allow our subsidiaries to monitor, on a real-time basis, their profits and losses along with their trading positions on all of the exchanges on which they trade. The system Van der Moolen has chosen for Amsterdam, as well as for Van der Moolen Equities and Van der Moolen Trading, is produced by RTS Real-Time Systems A.G. Van der Moolen Options USA has developed its own "front end" software of this type. Van der Moolen U.K. Bond's activities use software from a number of providers to price transactions, execute them and process them.

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

Regulation

Our businesses and the securities industries in which they operate are subject to an extensive range of laws, rules and regulations in the United States and Europe that are promulgated by various governmental and quasi-governmental agencies and self-regulatory organizations. The laws, rules and regulations with which we must comply include those relating to financial reporting requirements, trade practices, capital structure requirements, record retention requirements and the conduct of our directors, officers and employees. Failure to comply with any of these laws, rules or regulations could result in censure, fine, loss of required registrations or licenses, loss of the assignment to act as a specialist or market maker in a particular security, the issuance of cease-and-desist orders or the suspension or disqualification of our directors, officers or employees, and other adverse consequences, which could have an adverse effect on our business.

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

The United States

Rules governing our specialist activities on the New York Stock
Exchange

As a New York Stock Exchange specialist firm, VDM Specialists is under constant review by the New York Stock Exchange on all aspects of its operations and financial condition. It is also subject to stringent rules mandated and approved by the SEC, and enforced by the New York Stock Exchange and the SEC.

Under the New York Stock Exchange rules, a specialist has a duty to maintain, as far as practicable, a fair and orderly market in its specialist stocks. In order to fulfill its obligations, the specialist must at times trade for its own account, even when doing so may adversely affect the specialist's profitability. In addition, under some circumstances, the specialist is prohibited from making trades as principal in its specialist stocks. As part of the price discovery mechanism implemented by the New York Stock Exchange, every specialist transaction is published immediately on the tape and is broadcast to the general public. The New York Stock Exchange's Market Surveillance Division examines specialists' trading in all stocks, every trading day, including specialists' decisions to trade or to not trade as principal. The specialist's obligations are briefly described below.

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

A specialist must assure that the stocks assigned to it trade in an orderly fashion, and this may require making firm and continuous two-sided quotations that accurately reflect market conditions where third party orders are absent from the order book. In making these quotations, the specialist's transactions are calculated to contribute to the maintenance of price continuity with reasonable depth. The following discussion is intended to illustrate how a specialist acts as principal to maintain price continuity:

The most recent sale in a listed stock was $50.00. The best public bid (to buy) on the specialist's book is $49.75 and the best public offer (to sell) on the book is $50.25. A broker who wants to buy 100 shares at the market without a specialist would purchase at $50.25, the offer price. Similarly, a broker seeking to sell 100 shares without a specialist would receive $49.75, the bid price. The specialist, who is expected to provide reasonable price continuity, in this case might narrow the quote spread by offering or bidding for stock for its own account. In this instance, the broker who wants to buy 100 shares might buy at $50.12 from the specialist, as opposed to buying the same amount of shares from the best offer of $50.25, thereby providing price improvement to the ultimate customer. In the next trade, a broker willing to sell 100 shares might sell to the specialist at $50.00, as opposed to selling to the best available bid of $49.75, again providing price improvement for the customer.

Trading restrictions. In trading for its own account, the specialist must avoid initiating a market-destabilizing transaction. All purchases and sales must be reasonably necessary to permit the specialist to maintain, as far as practicable, a fair and orderly market in its specialist stocks. In addition, the specialist must comply with the following trading requirements:

-- A specialist must first satisfy a customer's market buy order (an order to buy at the prevailing market price) before buying any stock for its own account. Similarly, a specialist must first satisfy a customer's market sell order (an order to sell at the prevailing market price) before selling any stock for its own account.

-- A specialist must first satisfy a customer's limit order held by it before buying or selling at the same price for its own account. A limit order is an order either to buy only at or below a specified price, or to sell only at or above a specified price.

-- If a public buyer wants to buy at a particular price and a seller wants to sell at the same price, the buyer and seller trade directly with each other, and the specialist may not interfere in the transaction.

-- The specialist does not charge commissions for trades that are matched by the Automated Order Routing System within five minutes from the time the order is taken.

-- Except in some circumstances in less active markets, the specialist may not, without permission from a New York Stock Exchange official, initiate "destabilizing trades" as defined in the New York Stock Exchange Rules for its own account which cause the stock price to rise or fall.

-- Any transactions by the specialist for its own account must be effected in a reasonable and orderly manner in relation to the condition of the general market, the market in the particular stock and the adequacy of the specialist's position to the immediate and reasonably anticipated needs of the market.

-- The specialist cannot be in a control relationship with any of its listed companies. This means a specialist may not acquire more than 10% of any equity security in which the specialist is registered. Further, a specialist must report holdings of such securities of 5% or more of the outstanding issue, and the New York Stock Exchange may require the firm to divest itself of such holdings. A specialist may not hold any position as an officer or director or receive payments or loans or engage in business transactions with any of the listed companies in respect of which it acts as specialist.

The American Stock Exchange, the Chicago Board Options Exchange and the Philadelphia Stock Exchange have regulations and surveillance systems broadly similar to those of the New York Stock Exchange.

Broker-dealer regulations

As broker-dealers registered with the SEC and in each of the 50 states and as members of various self regulatory organizations, VDM Specialists, Van der Moolen Options USA, Cohen, Duffy, McGowan and Kenny & Co. are subject to overlapping schemes of regulation which cover all aspects of their securities businesses. These regulations relate to a variety of matters, including capital requirements, record-keeping and reporting requirements, supervisory and organizational procedures intended to assure compliance with securities laws and rules of the self regulatory organizations, the prevention of improper trading on "material non-public" information, employee-related securities exchanges and in the OTC markets, procedures for the clearing and settlement of trades, and in the case of Kenny and Co. only, the use and safekeeping of customers' funds and securities.

As registered broker-dealers, each of VDM Specialists, Cohen, Duffy, McGowan, Van der Moolen Options USA and Kenny and Co. are subject to the Bank Secrecy Act (as amended by the USA Patriot Act of 2001, also known as the "Patriot Act"). The Patriot Act was enacted following the terrorist attacks in the United States and is intended to help combat money laundering through U.S. financial institutions. While the provisions of the Patriot Act do not apply to all of our subsidiaries or to all aspects of their business, some registered broker-dealers may be subject to certain additional disclosure and client oversight requirements. In addition, the SEC approved New York Stock Exchange Rule 445. Rule 445 requires members of the NYSE, such as VDM Specialists, to comply with applicable provisions of the Patriot Act, as well as with certain additional requirements imposed by Rule 445 itself. These principally comprise additional oversight procedures to ensure compliance with the anti-money laundering program requirements of the Patriot Act.

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

Minimum net capital and net liquid assets requirements

Each of VDM Specialists, Van der Moolen Options USA, Cohen, Duffy, McGowan and Kenny & Co. is subject to SEC Rule 15c3-1, sometimes called the "net capital rule", under the Securities Exchange Act of 1934, as amended, which establishes minimum net capital requirements. The net capital rule is designed to ensure the general financial integrity and liquidity of a broker-dealer. In general, a broker-dealer's net capital is defined as its net worth (assets minus liabilities), plus qualifying subordinated borrowings, less certain mandatory deductions that result from excluding assets that are not readily convertible into cash and from valuing conservatively its liquid assets. Among these deductions are adjustments, which are commonly called "haircuts", which reflect the possibility of a decline in the market value of securities prior to disposal.

VDM Specialists is required to maintain minimum net capital equivalent to the greater of $250,000 (EUR238,436) or 2% of aggregate debit items computed in accordance with SEC Rule 15c3-3, the customer reserve formula. Van der Moolen Options USA and Cohen, Duffy, McGowan are both required to maintain minimum net capital equivalent to the greater of $100,000 (EUR95,374) or 6.66% of aggregate indebtedness items computed pursuant to SEC Rule 15c3-3. In addition, each such subsidiary maintains substantial additional capital, referred to as "excess net capital". All of our subsidiaries in the United States had excess net capital during the year 2002. For VDM Specialists, the excess net capital as at December 31, 2002 amounted to $251.9 million (EUR240.2 million). For Van der Moolen Options USA, this amount was $4.0 million (EUR3.8 million) and for Cohen, Duffy, McGowan, under the requirements of the American Stock Exchange, this amount was $2.6 million (EUR2.5 million) as at December 31, 2002.

The New York Stock Exchange also requires members who are specialists to maintain a minimum regulatory capital dollar amount to establish that they can meet, with their own net liquid assets, their position requirement. Currently, the New York Stock Exchange requires that VDM Specialists, as well as other large New York Stock Exchange specialist firms, maintain minimum net liquid assets at a level in excess of the SEC regulatory requirement. On October 30, 2000, certain changes to the New York Stock Exchange's Rule 104 minimum net liquid asset requirements became effective. These changes subject specialist firms that exceed 5% in any of the New York Stock Exchange's four concentration measures to more stringent requirements. Specifically, the requirements state that the net liquid assets must be equivalent to $4.0 million (EUR3.8 million) for each stock in the Dow Jones Industrial Average, $2.0 million (EUR1.9 million) for each stock in the S&P 100 Stock Price Index, excluding stocks included in the previous classification, $1.0 million (EUR1.0 million) for each stock in the S&P 500 Stock Price Index, excluding stocks included in the previous classifications, $500,000 (EUR476,872) for each common stock, excluding bond funds and stocks included in the previous classifications, and $100,000 (EUR95,374) for each security, excluding warrants and stocks not included in any of the above classifications. In addition, the New York Stock Exchange requires any new specialist entities that result from a merger, acquisition, consolidation or other combination of specialist assets to maintain net liquid assets equivalent to the greater of either the aggregate net liquid assets of the specialist entities prior to their combination or the new capital requirements prescribed under Rule 104. As of December 31, 2002, VDM Specialists' minimum net liquid asset requirement was $243.0 million (EUR231.8 million) and its actual net liquid assets were $250.8 million (EUR239.2 million).

As a member of the New York Stock Exchange, VDM Specialists is also subject to the New York Stock Exchange's Early Warning and Expansion-Contraction Capital Requirements. The New York Stock Exchange's Early Warning Net Capital calculation requires firms to take an additional capital deduction equal to all capital withdrawals, including subordinated debt maturity within the next six months, if any. It also increases the Securities and Exchange Commission's minimum net capital requirement to 5% of its aggregate debit items. Accordingly, a firm must immediately notify the New York Stock Exchange if its net capital should fall below the Early Warning level. If this condition continues for more than 15 consecutive business days, then the firm is not permitted to expand its business. Additionally, a firm must contract or reduce its business if its Early Warning net capital falls below 4% of aggregate debit items for more than 15 consecutive business days.

Kenny & Co. is a registered broker-dealer with the SEC and a member of the New York Stock Exchange and has regulatory requirements for net capital only. On December 31, 2002, its net capital requirement was $10,144 (EUR9,675) and it had net excess capital exceeding this requirement of $2.9 million (EUR2.8 million).

Failure to maintain the required net capital or net liquid assets may subject a firm to suspension or revocation of registration by the SEC and suspension or expulsion by the NASD, the New York Stock

Exchange and other regulatory bodies, and ultimately could require the firm's liquidation. The net capital rule prohibits payments of dividends, prepayment of subordinated indebtedness and the making of any unsecured advance or loan to a stockholder, employee or affiliate if such payment could reduce the firm's net capital below certain required levels (which are higher than the minimum levels to continue operations). The net capital rule also provides that the SEC may restrict for up to 20 business days any withdrawal of equity capital, or unsecured loans or advances to stockholders, employees or affiliates, if such capital withdrawal, together with all other net capital withdrawals during a 30-day period, exceeds 30% of excess net capital and the SEC concludes that the capital withdrawal may be detrimental to the financial integrity of the firm.

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

Europe

The first level of securities regulation for countries that are members of the European Union is the European Union's Investment Services Directive of 1993, or the Directive. This applies in all the European countries in which we currently operate except Switzerland. This legislation broadly outlines the regulatory framework required of each European Union member state, including requirements that certain activities, such as insider trading, be prohibited by national legislation and that other activities, such as minimum capital requirements, be mandated. Details of the implementing national legislation are in certain cases specified by the Directive. One important feature of the Directive is the so-called "European Passport", which requires mutual recognition of regulated status within the European Union. This allows a firm established and regulated in one European Union country to conduct limited and specified investment business in other European Union countries without having to qualify separately under the local regulatory regime. Various of our European subsidiaries make use of this "passport", as for instance when Van der Moolen Effecten trades in Germany.

The Netherlands

Licenses

All our subsidiaries that are incorporated under Dutch law and active in securities trading are licensed by the Autoriteit Financiele Markten, or the Authority for the Financial Markets, in accordance with the 1995 Act on the Supervision of the Securities Trade, or the Dutch Securities Act. The objects of this Act and the accompanying legislation are the adequate functioning of the securities markets and the protection of the positions of investors in such markets. These licenses allow the offering of services as a securities intermediary in or from the Netherlands. The specific types of services permitted are set out in the license.

Our Dutch licensed subsidiaries are subject to a number of requirements pursuant to the Dutch Securities Act. These requirements address (i) expertise and integrity, (ii) financial guarantees, whether or not on a consolidated basis, (iii) management and principal place of business, (iv) safeguards for the adequate supervision and compliance with the provisions of, or based on, the Dutch Securities Act and (v) information to be made available to the public. Furthermore, the Rules and Regulations of Euronext contain various requirements for Seatholders, which are securities institutions admitted by Euronext. These provisions deal, for instance, with capital requirements such as the minimum net assets required for a participating firm and reporting obligations to the Authority for the Financial Markets.

Van der Moolen Effecten is granted a license to offer services in or from the Netherlands as securities intermediary in its role as a market maker. These services may be offered on Euronext and similar foreign exchanges.

Van der Moolen Effecten has been admitted by Deutsche Borse as an exchange participant on the Deutsche Borse through Xetra. These foreign activities are regulated by Dutch law, as well as by the relevant German regulations, which primarily deal with the technical aspects of trading on the Deutsche Borse.

Regulations of Euronext exchanges

Euronext was formed through the merger of three exchanges in 2000, and the addition of a fourth in 2002. The members of what, prior to the mergers, were the exchanges in Paris, Brussels, Portugal and Amsterdam remained members of the relevant exchange and automatically became members of the other three exchanges. As a result, each member has access to the entire integrated trading platform of Euronext. Euronext intends that, so far as is possible, the membership capacities and requirements of each of the exchanges will be harmonized in due course. Subject to local regulations and legislation, Euronext intends to harmonize its trading rules such that it may implement a single trading rulebook, which will be enforced by each of the local exchanges and regulators. Much of this process is already complete.

Cash trading. All trading of cash products on Euronext is executed though the NSC system that was previously in operation at Euronext Paris and Euronext Brussels, and has now been installed in Amsterdam and Portugal. The NSC trading platform supports two principal equity-trading mechanisms so that each share traded on Euronext is traded in a way that Euronext believes optimizes liquidity and price discovery. The trading mechanisms comprise continuous trading with and without an animateur, which is a market making function subject to certain trading obligations, in respect of liquid equities and auction trading with and without an animateur in respect of less liquid equities.

Derivatives trading. Currently, derivatives trading on all Euronext.liffe markets operate through screen-based systems. Options trading in Amsterdam migrated to one of these platforms during 2002. Over time, it is expected that Euronext.liffe will seek to harmonize its derivative contract specifications (including contract size and expiration cycles) following international conventions, and eventually to create a single electronic platform to replace its current two.

Circuit breaker rules

Temporary trading halts are called on Euronext Amsterdam for individual securities when their prices move by more than a certain percentage or a certain euro amount determined separately for each share. There is also a circuit breaker for the market as a whole, which is triggered by downward movements of the AEX Index compared to its opening level of more than 5%. Implementation of common trading rules for the merged Euronext markets is expected further to elaborate the circuit breaker rules of the Netherlands.

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

Certain exchanges designate professional trading firms to carry out specific trading functions within their trading structure. Typically, these involve informational privileges or the right to charge a commission for specific trading services performed, in return for meeting obligations imposed by the exchange, for example, payment of fees or a requirement to offer a continuous market of a certain minimum size at a maximum "bid/ask spread". Where an exchange offers such a trading structure, we may choose to compete directly with other trading firms to obtain these privileges. In this instance, the competition is not for revenue capture as such, but for the opportunity to capture revenue through normal trading activities. The nature of this competition varies across exchanges.

VDM Specialists

We obtain new specialist assignments on the New York Stock
Exchange by participating in an allocation process. As part of this process, the New York Stock Exchange's allocation committee selects three to five potential specialist firms suitable for the stock, based partly on criteria specified by the listing company. The listing company may elect to have the committee select a specialist on its behalf. Alternatively, it may elect to interview each specialist firm identified by the allocation committee and select the winning firm itself. We compete with other specialist firms based on a number of factors, including:

--   the strength of our capital base;

--   reputation;

-- our willingness to commit our own capital and trade for our own account while conducting our specialist operations; and

-- the ancillary services we offer our specialist companies, such as providing information on the trading activities in their stocks.

As of December 31, 2002, we were the fourth largest New York Stock Exchange specialist based on number of common stock listings, and had a market share of 14.7% of all issues listed at that date. Together, the top four New York Stock Exchange specialist firms had a market share of 76.6% of all issues listed at that date.

The following is a list of the top five New York Stock Exchange specialist firms as of December 31, 2002, based on their number of common stock listings and market share in terms of such listings, as adjusted to reflect any previously announced acquisitions of New York Stock Exchange specialists which had not closed as of that date:

                                                     Number of common
                                                     stock listings as
                                                      of December 31,   Market share
New York Stock Exchange Specialist                                2002            (%)
--------------------------------------------------  ------------------  -------------
LaBranche & Co.                                                   587           22.8
Spear, Leeds & Kellogg Specialists LLC                            577           22.4
Fleet Meehan Inc.                                                 430           16.7
VDM Specialists, LLC                                              379           14.7
Bear Wagner Specialists, LLC                                      343           13.3

Source: The New York Stock Exchange, Van der Moolen Holding N.V.

The competition for obtaining specialist assignments for newly listed companies on the New York Stock Exchange is intense. We expect competition to continue and to intensify in the future. Some of our competitors may have significantly greater financial resources than we have and may also have greater name recognition. These competitors may be able to respond more quickly to new or evolving opportunities and listed company requirements. They may also be able to undertake more extensive promotional activities to attract new listing companies. In addition, the specialist industry has recently been consolidating. The combined companies resulting from the consolidation may have a stronger capital position. Consolidation may continue to intensify the competition in our industry. We cannot be sure that we will be able to compete effectively with our current or future competitors. We also cannot be sure that the competitive pressures we face will not have an adverse effect on our business, financial condition and/or operating results.

U.S. Option Business

The subsidiaries comprising our U.S. Option Business compete with a large number of trading firms, some of which are independent trading firms broadly similar to them, but in some cases having greater capital, such as Timber Hill LLC or Susquehanna International Group. Other competitors are subsidiaries of major broker-dealers, such as the Bear Stearns Companies Inc. or Morgan Stanley, Inc. Competition is both for trading assignments, as determined by the exchanges, and for execution. Option specialist or similar assignments on U.S. option exchanges are allocated by the exchange and are not awarded by the companies representing the underlying securities; hence, there is no competition for them at the underlying company level. Winning additional assignments is determined by reputation and competent performance of specialist duties on existing assignments.

European Trading

Our European operations do not hold any specialist privileges or similar privileged trading status in any of the markets in which they operate. A few activities - notably our role as market maker in Dutch equities traded on Deutsche Borse and our role as market maker in fixed income instruments on the London Stock Exchange - do involve trading under specific obligations. These positions were obtained by application to the relevant exchanges and are equally available to any other eligible firm that chooses to apply for them. Accordingly, there is no competition for these privileges.

Our European equity and option trading activities are largely free from competition, since they do not pursue customer business. They do, however, compete with other firms for profitable trading opportunities, and in this sense they are in competition with all other firms or individuals that might have an interest in trading an instrument at the same moment that they do. Trading orders from the proprietary trading desks of major firms such as Goldman Sachs Group Inc., Merrill Lynch & Co., Deutsche Bank A.G. or ABN AMRO N.V., and orders that these and other banks or brokerage firms submit on behalf of their clients, whether institutions, hedge funds or private individuals, all compete with Van der Moolen's orders to execute at a specific price.

To compete effectively, our European operations maintain the best trading technology they can obtain, so that their orders reach the relevant markets as quickly as possible. Further, by maintaining strict cost disciplines over all aspects of these businesses, we increase our opportunities to trade relative to firms with less strict cost disciplines, since a price at which it may be profitable for us to trade at may not be profitable for other firms with a higher cost structure.

Our bond trading subsidiaries in London and Amsterdam are in competition with other firms for execution business. With the removal of the specialist function on Euronext, our Dutch bond subsidiary, Van der Moolen Obligaties, negotiates, jointly with its sole competitor AOT Bond Specialist B.V., to provide market making services in bonds to Dutch banks and brokerage firms on a commission basis. Van der Moolen Obligaties competes with AOT Bond Specialist for these firms' business largely on the basis of price. We believe that our London-based bond market making activities are unique in Europe, as there is currently no similar market maker for bonds in less-than-wholesale quantities. Van der Moolen U.K.'s primary competition in trading bonds is from inter-dealer brokers such as the Prebon Group, Ltd. or ICAP plc., which do not participate in transactions as principals. Competition is based largely on price and ease of execution.

Other

Kenny & Co., our "direct access" brokerage firm, competes with all brokers and broker-dealers active on the New York Stock Exchange, but especially with independent floor brokers. Competition is based largely on service and execution quality, although pricing may sometimes be a factor at the margin.

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

ECNs have not penetrated deeply into European equity markets, largely because European market structures do not encourage their development. All major European markets operate electronic central limit order books that are very similar to ECNs, making it difficult for ECNs to compete with them either on the basis of transaction costs or speed.

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

The most important exception to this is competition for New York
Stock Exchange specialist assignments. When an issuer chooses to list its shares on the New York Stock Exchange, it may choose its specialist from among the various specialist firms that would like to trade its shares. This decision is largely based on the various firms' service history, an analysis of which is provided to the issuer by the New York Stock Exchange. Consequently, our specialist in the United States, VDM Specialists, makes substantial efforts to maintain and enhance its reputation for providing specialist services of the highest quality. However, issuers require more from their specialists than simply that they perform the specialist function well. In particular, many rely heavily on their specialists for market intelligence. VDM Specialists employs a number of analysts and client service professionals to assist companies in this area, and with our worldwide trading reach, we believe that we offer issuers a uniquely attractive service package.

Specialist assignments in other markets are essentially determined by the exchanges themselves and, other than lobbying the exchange's management, no marketing is involved.

Because it operates largely outside of recognized exchanges, our U.K. bond operation must market its services in order to attract orders. Marketing initiatives consist largely of visiting potential users of its services and convincing them of the advantages of working with this subsidiary, but may also extend to advertising. For other activities, such as execution brokerage, clearing and stock lending, marketing presentations are made directly to their potential customers.

(C) Organizational Structure

The following table sets forth the name and jurisdiction of incorporation of, and our ownership and voting interest in, our principal subsidiaries at June 11, 2003.

                                                                           Percentage
                                                      Country of        Ownership and
Subsidiary                                          Incorporation     Voting Interest
-----------------------------------------  ----------------------  -------------------
                                                United States of
VDM Specialists, LLC                            America                    75.0
                                                United States of
Van der Moolen Options USA, LLC                 America                   100.0
                                                United States of
Cohen, Duffy, McGowan & Co., LLC                America                    51.0
                                                United States of
Kenny & Co. LLC                                 America                    75.0
Van der Moolen Effecten Specialist B.V.         Netherlands               100.0
Van der Moolen Opties Amsterdam B.V.            Netherlands               100.0
Van der Moolen Obligaties B.V.                  Netherlands               100.0
Van der Moolen Trading GmbH                     Germany                   100.0
Van der Moolen UK, Ltd.                         United Kingdom            100.0
Van der Moolen Equities, Ltd.                   United Kingdom            100.0

(D) Property, Plants and Equipment

We currently lease office space in Europe in Amsterdam, Cologne, Frankfurt and London and in the United States in Chicago and New York. Our headquarters are located at Keizersgracht 307, Amsterdam, where we lease approximately 23,952 square feet, which is partly sublet to third parties. Our other principal offices are located in New York, where VDM Specialists leases approximately 23,450 square feet and Philadelphia, where Van der Moolen Options USA leases approximately 6,698 square feet. Our total lease liability is expected to be EUR1.9 million for the year ended December 31, 2003. Our leases expire between March 2004 and June 2010.

Item 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion of our financial condition and results of operations together with the U.S. GAAP financial statements and the notes to such statements included elsewhere in this annual report. This discussion contains forward-looking statements based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, as more fully described in the "Risk Factors" section and elsewhere in this annual report.

(A) Operating Results

Overview

We are a transatlantic securities trading firm that principally engages in the trading of equities, equity options, equity index options and bonds on some of the leading securities exchanges in the United States and Europe. Operating from six locations worldwide, we function as an "all systems" trader, providing liquidity in different markets on exchange floors and electronic trading systems through our role as specialist or proprietary trader.

We operate our business through four segments: VDM Specialists;
U.S. Option Business; European Trading; and Other, which are comprised of our business through ten principal subsidiaries located in the United States and Europe. Our subsidiaries function on a largely autonomous basis, subject to our centrally established and monitored risk management policies and financial oversight. Our principal subsidiaries, categorized by business segment, include:

VDM Specialists

-- VDM Specialists, LLC, one of the leading specialist firms on the New York Stock Exchange;

U.S. Option Business

-- Van der Moolen Options USA, LLC, a specialist and proprietary trader in equity-related options on the Chicago Board Options Exchange and the Philadelphia Stock Exchange;

-- Cohen, Duffy, McGowan & Co., LLC, a specialist and proprietary trader for equity options that trade on the American Stock Exchange;

European Trading

-- Van der Moolen Trading GmbH, a proprietary trader in German and Swiss equities, equity-related options and arbitrage;

-- Van der Moolen Effecten Specialist B.V., a major equity trading firm on Euronext Amsterdam, which engages in proprietary trading and arbitrage;

-- Van der Moolen Opties Amsterdam B.V., a proprietary trader in equity-related options on Euronext Amsterdam;

-- Van der Moolen Obligaties B.V., a market maker in Euronext Amsterdam-listed bonds, partly on commission basis;

-- Van der Moolen Equities, Ltd., a proprietary trader in large- and mid-capitalization British shares and arbitrageur of London-listed shares or ADSs and ADSs on London-listed shares or foreign shares traded in other markets;

-- Van der Moolen UK, Ltd., a market maker in less-than-wholesale size government and selected corporate bonds; and

Other

-- Kenny & Co., LLC, a "direct access" broker providing New York Stock Exchange agency execution services, which we established in January 2002.

Basis of preparation of the consolidated financial statements;
Changes in group composition

The consolidated financial statements from which the financial information discussed below has been extracted have been prepared in accordance with U.S. GAAP. We have fully consolidated the financial statements of all subsidiary companies in which effective control is exercised by virtue of ownership of a majority of the voting rights of such subsidiaries. All significant inter-company account balances and transactions have been eliminated in our consolidated financial statements, and the minority interests of owners of shares in our non-wholly owned subsidiaries have been reflected in them.

The acquisition of interests in the businesses discussed below were accounted for under the purchase method. The accounting treatment of these acquisitions has had a significant effect on the comparability of our results from period to period and is an important factor in interpreting our results. These changes included the following:

-- On June 1, 2000, we acquired New York Stock Exchange specialist Fagenson, Frankel & Streicher LLC for EUR84.4 million, of which EUR75.4 million was recorded as identifiable intangible assets and goodwill. Fagenson was merged into the operations of VDM Specialists at that date.

-- On July 11, 2001, we acquired a 51% interest in Cohen, Duffy, McGowan, a specialist and proprietary trader that trades equity options on the American Stock Exchange, as well as a 24.9% interest in a subsidiary owned by Cohen, Duffy, McGowan's parent company, for total aggregate consideration of EUR69.5 million, of which EUR11.5 million was recorded as identifiable intangible assets and EUR41.1 million as goodwill. We began to consolidate the results of operations of Cohen, Duffy, McGowan from its date of acquisition.

-- On August 1, 2001, we acquired a 75% interest in New York Stock Exchange specialists Scavone, McKenna, Cloud and Stern & Kennedy for total consideration of EUR86.6 million, of which EUR65.8 million was recorded as identifiable intangible assets and EUR10.1 million as goodwill. Both of these specialist operations were merged into the operations of VDM Specialists at that date.

-- In January 2002, we established Kenny & Co., a "direct access" agency brokerage firm active on the floor of the New York Stock Exchange. We hold a 75% interest in Kenny & Co.

-- On March 1, 2002, we acquired a 75% interest in New York Stock Exchange Specialist Lyden, Dolan, Nick & Co. for total consideration of EUR63.2 million, of which EUR32.6 million was recorded as identifiable intangible assets and EUR28.9 million as goodwill. Its specialist operations were merged into the operations of VDM Specialists at that date.

Recent Accounting Pronouncements

In June 2002, the FASB issued SFAS No.146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS 146 requires that a liability for costs associated with an exit or disposal activity be recognized and measured initially at its fair value in the period in which the liability is incurred.

Previously a liability for an exit cost was required to be recognized at the date of an entity's commitment to an exit plan, however, this does not, by itself, create a present obligation to others that meets the definition of a liability. SFAS 146 applies to any exit or disposal activities that are initiated after December 31, 2002. We do not believe the adoption of SFAS 146 will have a material impact on our results of operations or financial condition.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires that a liability be recorded in the guarantor's balance sheet at the inception of certain guarantees, for the fair value of the obligation assumed, and expands disclosures to be made by a guarantor in its financial statements. The initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements of FIN 45 will be effective for consolidated financial statements for 2003. Management does not believe the adoption of FIN 45 will have a material impact on its results of operations or financial condition.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51", ("FIN 46"). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The disclosure requirements of FIN 46 will be effective for our financial statements for 2003, regardless of the date on which the variable interest entity was created. Management does not believe the adoption of FIN 46 will have a material impact on its results of operations or financial condition.

Critical accounting policies

The Notes to our consolidated financial statements contained elsewhere in this annual report contain a summary of our significant accounting policies, including a discussion of recently-issued accounting pronouncements. Many of our accounting policies require significant judgment regarding valuation of assets and liabilities and/or significant interpretation of the specific accounting guidance, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. The following is a summary of our more judgmental and complex accounting policies. Additional information about these policies can be found in Note 2 to the Consolidated Financial Statements.

Intangible assets

Our balance sheet contains significant intangible assets. These intangible assets are comprised of our specialist stock lists and goodwill acquired in connection with our various acquisitions.

Goodwill arising from business combinations accounted for under the purchase method was amortized on a straight-line basis over 15 years until December 31, 2001. Effective January 1, 2002, goodwill and intangible assets with an indefinite useful life are no longer amortized, goodwill is tested for impairment at the reporting unit level (which is generally an operating segment or one reporting level below) at least annually, and intangible assets deemed to have an indefinite life are tested for impairment as well. Had this standard not been adopted, we would have recognized EUR15.0 million of amortization expense related to goodwill in our Consolidated Statement of Income for the year ended December 31, 2002.

The impairment test involves a two-step process:

Step 1: The fair value of our reporting units is compared to the carrying value, including goodwill, of each of those units. For each reporting unit where the carrying value, including goodwill, exceeds the unit's fair value, the review moves on to step 2. If a unit's fair value exceeds the carrying value, no further work is performed and no impairment charge is necessary.

Step 2: The fair value of each reporting unit is allocated to its identifiable tangible and non-goodwill intangible assets and liabilities. This will derive an implied fair value for the reporting unit's goodwill. The implied fair value of the reporting unit's goodwill is then compared with the carrying amount of the reporting unit's goodwill. If the carrying amount of the reporting unit's goodwill is greater than the implied fair value of its goodwill, an impairment loss must be recognized for the excess amount.

We performed the required impairment tests of goodwill during the fourth quarter of 2002 for our different reporting units and determined impairments on goodwill paid in relation to the acquisition of VDM Options USA, LLC and Cohen, Duffy, McGowan, LLC of EUR13.5 million and EUR20.2 million, respectively. These impairments are the result of uncertain market conditions and the associated estimated lower profitability of the entities involved. In determining the discounted value of future cash flows of VDM Options USA, LLC and Cohen, Duffy, McGowan, LLC, valuations by external independent consultants have been used, and a discount rate of 15% was applied. The impairment expenses have been recognized in the Consolidated Statement of Income of the year ended December 31, 2002.

Other intangible assets consist of specialist stock lists acquired in connection with certain business combinations and are amortized on a straight-line basis over 40 years. The fair value of the specialist stock lists at the date of acquisition used for purchase price allocation and the determination of the useful lives were determined based on independent appraisals. The useful lives are determined upon analysis of historical turnover characteristics of the specialist stocks. We periodically evaluate whether events and circumstances have occurred that indicate the remaining estimated useful life may warrant revision or that the remaining balance may not be recoverable. When factors indicate that intangible assets should be evaluated for possible impairment, we use an estimate of undiscounted projected cash flows over the remaining life in order to measure whether the assets are recoverable. As a result of uncertain market conditions and the associated lower profitability, we were required to perform the impairment tests that took place during the fourth quarter of 2002, as dictated by Statement of Financial Accounting Standard No. 144 "Accounting for the Impairment on Disposal of Long-Lived Assets" and determined that there was no impairment charge necessary.

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

Securities owned and securities sold, not yet purchased

Securities owned and securities sold, not yet purchased are recognized at market value and unrealized gains and losses are reflected in revenues.

Fair value estimates

Where liquid markets exist, fair value is based on quoted market prices. However, for certain complex or illiquid financial instruments, if applicable, we use projections, estimates and models to determine fair value. Certain financial instruments, including over-the-counter, or "OTC", derivative instruments, are valued using pricing models that consider, among other factors, contractual and market prices, correlations, time value, credit, yield curve, volatility factors and/or prepayment rates of the underlying positions. The use of different pricing models and assumptions could produce different estimates of fair value. We believe the assumptions and estimates we have used are reasonable and supportable in the existing market environment.

Revenues

All of our principal securities transactions and the related revenues and expenses are recorded on a trade date basis, except for commission income that has been recognized on settlement date, which is not significantly different from trade date.

Revenues

Our revenues are comprised of four principal components:
specialist activities; commission income; proprietary trading activities; and net interest income from stock lending activities..

-- Specialist activities. Our revenues from specialist activities consist primarily of net trading income from principal transactions in securities for which VDM Specialists, Van der Moolen Options USA, Cohen Duffy McGowan and, until October 2001, Van der Moolen Effecten and Van der Moolen Obligaties, acted as specialist. The net gain on principal transactions represents trading gains net of trading losses, and are earned by these subsidiaries when they act as principal buying and selling their specialist stocks. These revenues are primarily affected by the total number of specialist stocks for which our subsidiaries act as specialist, as well as changes in turnover and fluctuations in the price of the specialist stocks. Turnover in our stocks has historically been driven by general trends in trading volume, as well as other factors affecting exchange-listed companies, including merger and acquisition activity, stock splits, frequency and content of company news releases, increased analyst coverage and investor sentiment.

-- Commission income. Commissions income consists of commissions earned when our subsidiaries act as agent to match buyers and sellers for limit orders executed by them on behalf of brokers after a specified period of time, and for execution of counterparties' trades in certain other circumstances as mandated by the relevant exchange or, in the case of Van der Moolen Obligaties, by contact with the execution agents. Generally, our subsidiaries do not earn commissions when they match market orders. Commission revenue in the United States is primarily affected by share volume of the trades executed by our subsidiaries as agent, while in Europe it is affected by the value of securities transacted. Most commission revenue is attributable to VDM Specialists' activities, with the remainder being attributable to the activities now organized as direct contracts with the counterparties of Van der Moolen Obligaties.

-- Proprietary trading activities. Our revenues from proprietary trading activities consist primarily of net gains earned by our subsidiaries when trading as principal in competition with other traders and include net gains following arbitrage activities. Similar to our specialist activities, net gains from our proprietary trading activities represent trading gains net of trading losses.

-- Net interest income from stock lending activities. Net interest income from stock lending activities represents interest earned net of interest paid in connection with the stock lending activities that are carried out by VDM Specialists. VDM Specialists engages in stock lending and borrowing as a fee-based service to other market participants that may require such loans in order to assure delivery of stock to their own counterparties. These activities give rise to large and rapidly changing balance sheet positions (assets of EUR1,469.6 million, EUR1,685.0 million and EUR1,102.1 million and liabilities of EUR1,446.7 million, EUR1,690.6 million and EUR1,126.6 million as of December 31, 2000, 2001 and 2002, respectively). However, we believe we are able to limit our exposure to the economic risk from these stock lending activities because they are typically secured by collateral with a value in excess of 100% of the value of the underlying contract, so the risk is limited to mark-to-market variations. Gross revenues from stock lending consist of the interest earned on a contractually agreed portion of the collateral, a contractually determined portion of which is rebated to the beneficial owner of the shares. In our statement of income we present the revenues from this activity net of rebates payable to the beneficial owner of the shares, because we believe that a non-netted presentation would give an inaccurate picture of our operating condition.

Our revenues are largely driven by the turnover and volatility of trading on the markets in which our subsidiaries operate. Increased market turnover translates into more opportunities to trade larger positions in shorter time frames, while increased volatility results in more opportunities to make a gain on short-term positions. However, extremely high levels of volatility can make the achievement of consistent trading gains very difficult. A sustained decline in share prices has recently led to decreases in turnover and volatility and has harmed our trading results in those periods. As long as turnover remains high and volatility stays at an acceptable level, the exposure of our results of operations to a general downward trend in equity prices is limited.

Equity prices. All the equity markets in which our subsidiaries trade ended 2002 below their 2001 closing levels. The trend of increasing share prices ended in Spring 2000 as investor sentiment towards technology-oriented companies faded and led to a decline of general market indices for the remainder of the year and into 2001 and 2002.

The following table provides information regarding the performance in 2001 and 2002 of various stock market indices in Europe and the United States on which our subsidiaries operate, compared with their closing levels in 2000 and 2001, respectively:

                                                             Increase or Decline
                                                         ----------------------------

Country                    Stock Market Index                   2001            2002
-------------------------  ----------------------------  ------------  --------------
United States of America   Standard & Poor's 500 Index    13% decline     23% decline
                           Dow Jones Industrial Average
                            Index                          7% decline     17% decline
Germany                    Xetra DAX 30-DAX Index         20% decline     44% decline
Switzerland                SMI-Swiss Market Index         21% decline     28% decline
The Netherlands            AEX-Amsterdam AEX Index        20% decline     36% decline
United Kingdom             FTSE 100 Index                 16% decline     24% decline
France                     CAC-40 Index                   22% decline     34% decline

Source: Bloomberg.

Volatility and Turnover. While there were several dramatic, highly volatile trading days in 2001 and 2002, volatility on the markets on which we operate was generally lower than the peak reached in the spring of 2000. Turnover on most equity markets where we were active in 2002 declined from the high levels of previous years. This decline was the result of a continuation of negative trends already in evidence since 2000, including withdrawal of private individuals from the markets and a weak economic and political background for equity investment.

-- The United States. Turnover on the New York Stock Exchange declined by 5.0% to $10.5 trillion in 2001 compared with 2000, although average daily volumes (i.e., the number of shares traded) rose 19.2% to 1.24 billion and total volume for the year rose 17.1% to 307.5 billion shares. In 2002, turnover declined by 2% compared to 2001, to $10.3 trillion, while average daily volume rose 16.1% to 1.44 billion shares and total volume increased by 25% to 383 billions shares.

-- Germany and Switzerland. In 2001, the local currency value of trading on the Deutsche Borse decreased by 17%, compared with 2000, as a result of decreasing retail order flow and decreasing prices. Value of trading on the SWX Swiss Exchanges decreased during 2001 by 6%. In 2002, turnover on both markets again decreased: by 15% on the Deutsche Borse and 6% on the SWX.

-- The Netherlands. The switch to Euronext's NSC platform broke the data series for the Dutch market, and Euronext now publishes consolidated trading statistics that do not break out national data. After an estimated zero change in turnover in 2001, turnover on Euronext declined by 8% in 2002.

-- The United Kingdom. The London Stock Exchange saw a 23% increase in the value of trading through its order book in 2001, and a 3% increase in 2002.

Volume developments on the derivative exchanges where we operate were mixed.

-- Germany and Switzerland. Equity-related contract volumes on Eurex increased by 60.0% in 2001 compared with 2000, reflecting strong growth in index trading and relatively modest increases in individual equity options. In 2002, contract volumes on Eurex increased by a further 34% compared to 2001. However, much of this reported increase consisted of direct crosses cleared through the mechanism of the exchange, rather than traded through the exchange as such.

-- The Netherlands. The Euronext merger, and Euronext's subsequent acquisition of Liffe, has broken the data series for Dutch options, and Euronext no longer breaks down contract volumes by national activity. A comparison between 2001 and 2000 is unavailable, while the 16% increase in contracts traded that Euronext.liffe reported for 2002 concerns all five component national markets.

-- The United States. In 2001, contract volumes on the American Stock Exchange decreased by 1% compared to 2000, contract volumes on the Philadelphia Stock Exchange increased by 33% and contract volumes on the Chicago Board Options Exchange declined by 10%. Contract volumes declined by 9%, 12% and 13%, respectively, in 2002.

-- The United Kingdom. The acquisition of Liffe by Euronext has interrupted data series for this market, which is now reported in conjunction with data for the other Euronext option markets (see "-- The Netherlands" above).

The following table provides information regarding the trading activity of the stock markets on which our subsidiaries operated in 2001 compared with 2000:

Trading activity in 2001
Equities (local currency value of equities    Options (number of options contracts
 traded)                                       traded)
--------------------------------------------  -----------------------------------------
New York Stock Exchange          5% decrease  Euronext.liffe           n.a.
                                 17%          Eurex (Germany and
Deutsche Borse                    decrease     Switzerland)            60% increase
Euronext Amsterdam               no change
                                 23%          Chicago Board Options
London Stock Exchange             increase     Exchange                10% decrease
SWX (Switzerland)                6% decrease  PHLX (Philadelphia)      33% increase
                                              American Stock Exchange
                                               (New York)              1% decrease

Source: Individual exchanges. Data for equity and equity-related instruments only.
Euronext equity data estimated.

The following table provides information regarding the trading activity of the stock markets on which our subsidiaries operated in 2002 compared with 2001:


Trading activity in 2002
Equities (local currency value of equities    Options (number of options contracts
 traded)                                       traded)
--------------------------------------------  -------------------------------------------
New York Stock Exchange          2% decrease  Euronext.liffe           16% increase
                                 15%          Eurex (Germany and
Deutsche Borse                    decrease     Switzerland)            34% increase
Euronext                         8% decrease
                                              Chicago Board Options
London Stock Exchange            3% increase   Exchange                13% decrease
SWX (Switzerland)                6% decrease  PHLX (Philadelphia)      12% decrease
                                              American Stock Exchange
                                               (New York)              9% decrease

Source: Individual exchanges. Data for equity and equity-related instruments only.


Even though the New York Stock Exchange broke its one-day trading record several times in 2002, world equity and equity-related markets generally remained under considerable pressure in 2002, as a result of which individual and institutional investors decreased their exposure to equities and the number of new equity issuances has declined sharply. In addition, takeover activity declined sharply as well. The ability of our subsidiaries to capture revenue depends significantly on the level of market activity in the United States and Europe, and we believe that, in 2002, our traders were faced with significantly more challenging market conditions than in recent years.

Expenses

Our expenses consist of seven principal components: exchange, clearing and brokerage fees; employee compensation and benefits; lease of exchange memberships; information and communication expenses;
general and administrative expenses; depreciation and amortization; and impairment of intangible fixed assets.

-- Exchange, clearing and brokerage fees. Exchange, clearing and brokerage fees represent exchange fees paid to securities exchanges of which one or more of our subsidiaries is a member, transaction fees paid to the exchanges on which our subsidiaries operate and execution fees paid to third parties, primarily for executing trades in listed securities. The aggregate fees we pay fluctuate with our level of trading activity, but they may also change as a result of the rates that third parties charge us or the way those charges are calculated.

-- Employee compensation and benefits. Our largest expense is employee compensation and benefits that primarily consist of salaries, wages, social security or similar contributions, and profitability-based (partly discretionary) compensation. Profitability-based compensation includes compensation and benefits paid to managing directors, trading professionals and other employees of each of our subsidiaries based on the employee's overall performance and the profitability of the relevant subsidiary. Because a large proportion of our compensation is profitability-based, we can manage this expense to accommodate fluctuations in our revenues.

-- Lease of exchange memberships. Lease of exchange memberships comprises lease payments paid to related and third parties for seats on the New York Stock Exchange and on other exchanges where we operate. Prior to 2001, the cost of lease of exchange memberships was included in information and communication expenses. For the year ended December 31, 2002 and subsequently, these costs are shown on a stand-alone basis, and for purposes of comparison, all historical financial data has been restated.

-- Information and communication. Our information and communication expenses consist primarily of data retrieval, information services and telephone and data lines.

-- General and administrative expenses. Our general and administrative expenses principally comprised professional fees, rent and occupancy expense and equipment rental expense. Professional fees primarily consist of fees paid to consultants, legal fees, audit fees, fees for tax advice and other professional fees. Rent and occupancy expense consists primarily of rental payments on office leases and related occupancy costs, such as utilities. Equipment rental expense primarily consists of rental payments on equipment leases. Prior to 2001, unincorporated business tax expenses were included in general and administrative expenses. For the year ended December 31, 2001 and subsequently, these expenses have been reallocated to provision for income taxes, and for purposes of comparison, all historical financial data has been restated.

-- Depreciation and amortization. Depreciation and amortization includes the depreciation of fixtures, fittings and equipment and the amortization of intangible assets.

-- Impairment of intangible fixed assets: Impairment of intangible fixed assets includes impairment charges on goodwill and other intangible assets.

Taxation

Our income tax expense consists of current and deferred income taxes arising from within and outside of the Netherlands. Taxes are calculated for each individual subsidiary in the group. The effective tax rate differs from the theoretical amount that would arise on the basic tax rate of the Netherlands as described in Note 11 to our audited consolidated financial statements. See "Risk Factors -Risks Associated with the Company" for recent developments concerning our consolidated tax rate.

Recent Developments

In the first quarter of 2003, most exchanges continued to experience lower turnover, largely as a result of price weakness. Intraday volatility returned to low levels seen in the first half of 2002. End investors - both private individuals and institutions - were largely on the sidelines, as a result of which professional traders accounted for a disproportionate share of trading activity. In this market environment, our opportunities to trade profitably were limited. As a result, we had net income of EUR4.0 million for the three months ended March 31, 2003. This net income included a gain of approximately EUR0.9 million in relation to the sale of our interest in Tullet Plc. In the first quarter of 2002, we realized net income of EUR13.5 million, a decline of EUR9.5 million, or 70%. Although revenues decreased significantly, we were able to close 98% of our trading days with a positive trading result. Furthermore, we have implemented cost reduction programs in light of the current macro-economic environment.

In early 2003, we purchased a series of U.S. dollar put options in order to create a "stop loss" on the translation exposure arising on our U.S. dollar denominated net income in 2003. As a result, we expect that any further appreciation of the euro against the U.S. dollar will have a limited effect on our net income for 2003. See "Quantitative and Qualitative Disclosures About Market Risk".

As of June 11, 2003 we had purchased 732,182 of our common shares under a stock purchase plan for an aggregate consideration of EUR6.7 million. Further reference is made to the section below, entitled "-- Issuer Purchases of Equity Securities".

The New York Stock Exchange has commenced an investigation of trading practices at several specialist firms, including VDM
Specialists. See "Financial Information - Consolidated Statements and Other Financial Information -- Regulatory Proceedings and Litigation".

Results of Operations for the Years Ended December 31, 2001 and 2002

Revenues

The following tables provide information about our revenue composition and contribution of our principal business segments
(presented on a subsidiary by subsidiary basis), to our total revenues for the years ended December 31, 2002 and 2001.

                                                                               Net
                                                                             interest
                                                                              income
Year ended                 % of                % of   Proprietary   % of     from stock   % of                % of
 December    Specialist   total    Commission total     trading     total     lending     total    Other      total
 31, 2002     activities  revenues  income    revenues activities  revenues  activities  revenues  revenues  revenuesTotal
             ----------- --------- ------------------------------ --------- ----------- --------- --------- ---------------
                                                                     (EUR millions)
VDM
 Specialists
  (1)(2)          227.0      70.6 %     33.4     10.4%       2.1       0.6 %       4.2       1.3 %        _         _266.7
U.S. Option
 Business
Cohen,
 Duffy,
 McGowan(2)        (2.9 )    (0.9 )         _        _          _         _           _         _         _         _ (2.9)
Van der
 Moolen
 Options USA       (0.9 )    (0.3 )         _        _       0.9       0.3            _         _         _         _  0.0
European
 Trading
Van der
 Moolen
 Trading               _         _          _        _      11.0       3.4            _         _         _         _ 11.0
Van der
 Moolen
 Effecten
 Specialist            _         _          _        _      25.2       7.8            _         _         _         _ 25.2
Van der
 Moolen
 Opties                _         _          _        _      (0.3 )     0.0            _         _         _         _ (0.3 )
Van der
 Moolen
 Obligaties            _         _       1.6      0.5        2.9       0.9            _         _         _         _  4.5
Van der
 Moolen
 Equities              _         _          _        _       8.4       2.6            _         _         _         _  8.4
Van der
 Moolen U.K.           _         _          _        _       5.9       1.8            _         _         _         _  5.9
Other
Kenny & Co             _         _          _        _          _         _           _         _      3.3       1.0%  3.3
             --------------------------------------------------------------------------------------------------------------
Total             223.2      69.4 %     35.0     10.9%      56.1      17.4 %       4.2       1.3 %     3.3       1.0%321.8
             ==============================================================================================================

Notes:

(1) We acquired New York Stock Exchange specialists Lyden, Dolan, Nick on March 1, 2002. Results of operations are reflected in VDM Specialists' results as of such date.

(2) As of December 31, 2002 we owned a 75.0% and 51.0% economic interest in VDM Specialists and Cohen, Duffy, McGowan, respectively. The figures shown do not take into account the amounts payable to the minority interest holders in these companies.

                                                                                                Net
                                                                                              interest
                                                                                               income
                                          % of                  % of    Proprietary   % of    from stock  % of
Year ended December 31,     Specialist   total     Commission  total     trading     total    lending    total
 2001                        activities  revenues  income      revenues activities revenues activities revenues  Total
                            ----------- --------- ------------------------------ --------- ----------- --------- ------
                                                                                    (EUR millions)
VDM Specialists      (1)(2)      222.4      66.6 %     30.8      9.2%       4.1       1.2 %       5.1       1.5 %262.4
U.S. Option Business
Cohen, Duffy, McGowan
                     (2)(3)      (10.4 )    (3.1 )         _        _          _         _           _         _ (10.4 )
Van der Moolen Options USA         2.4       0.7           _        _       6.7       2.0            _         _   9.1
European Trading
Van der Moolen Trading                _         _          _        _      29.1       8.7            _         _  29.1
Van der Moolen Effecten
 Specialist                        8.8       2.6        5.2      1.6       18.6       5.6            _         _  32.6
Van der Moolen Opties                 _         _          _        _      (3.5 )    (1.0 )          _         _  (3.5 )

Van der Moolen Obligaties          2.4       0.7        2.5      0.7           _         _           _         _   4.9
Van der Moolen Equities (4)           _         _          _        _       8.0       2.4            _         _   8.0
Van der Moolen U.K(4).                _         _          _        _       2.0       0.6            _         _   2.0
                            -------------------------------------------------------------------------------------------
Total                            225.6      67.5 %     38.5     11.5%      65.0      19.5 %       5.1       1.5 %334.2
                            ===========================================================================================

Notes:

1. We acquired New York Stock Exchange specialists Scavone, McKenna, Cloud and Stern and Kennedy on August 1, 2001. Results of operations are reflected in VDM Specialists' results as of such date.

2. As of December 31, 2001 we owned a 75.0% and 51.0% economic interest in VDM Specialists and Cohen, Duffy, McGowan, respectively. The figures shown do not take into account the amounts payable to the minority interest holders in these companies.

3. We acquired Cohen, Duffy, McGowan on July 11, 2001 and its results of operations are reflected as of that date.

4. Revenues of Van der Moolen Equities formed part of Van der Moolen UK in the year ended December 31, 2001. For purposes of comparison the amounts have been separated.

Our revenues decreased by EUR12.4 million, or 3.7%, from EUR334.2 million for the year ended December 31, 2001 to EUR321.8 million for the year ended December 31, 2002. This decrease was caused primarily by a 25.2% decline in revenues in our European trading operations, partially offset by a 1.6% increase at VDM Specialists. VDM Specialists accounted for 82.9% of our revenues for the year ended December 31, 2002, compared with 78.5% of our revenues in 2001.

-- Specialist activities. Principal revenues from specialist activities decreased by EUR2.4 million, or 1.1%, falling from EUR225.6 million for the year ended December 31, 2001 to EUR223.2 million for the year ended December 31, 2002. During the period, revenues derived from specialist activities at VDM Specialists increased by 2.1% from EUR222.4 million to EUR227.0 million. This increase was mainly caused by the consolidation for ten months of the operations of Lyden, Dolan, Nick which we acquired on March 1, 2002, a full year's consolidation of the acquisitions of Scavone and Stern & Kennedy made on August 1, 2001, which was almost fully offset by a 4% decrease in revenues attributable to the depreciation of the dollar against the euro and an organic decline in revenues. The organic decline in revenues was primarily due to erosion of margins resulting from reduced final investor activity. Revenues attributable to the specialist activities of Van der Moolen Options USA decreased by EUR3.3 million from a gain of EUR2.4 million in 2001 to a loss of EUR0.9 million in 2002. This decline reflected poor trading conditions as well as deliberate curtailment of the scope of this firm's trading activities.

Our subsidiary, Cohen, Duffy, McGowan realized a trading loss of EUR2.9 million in 2002, compared with negative revenues of EUR10.4 million for the period between our purchase of a 51% interest in this firm on July 11, 2001 and the end of 2001. This loss was largely the result of unfavorable trading conditions in the U.S. markets, as well as deliberate curtailment of the activities of this unit.

As a result of the termination of the hoekman function on Euronext Amsterdam in October 2001, revenue from specialist activities realized through our European trading entities was zero in 2002, compared to EUR11.2 million in 2001.

-- Commission income. Commissions from specialist activities decreased by EUR3.5 million, or 9.1%, from EUR38.5 million to EUR35.0 million in 2001 and 2002, respectively. The majority of commission revenue in both periods was attributable to VDM Specialists, which had commissions from specialist activities of EUR30.8 million and EUR33.4 million in 2001 and 2002, respectively. As a result of changes to Amsterdam's trading structure, neither Van der Moolen Effecten nor Van der Moolen Obligaties any longer participates in specialist activities. Notwithstanding the results of 2002 compared to 2001, and apart from the system change in Amsterdam, the relative importance to our results of operations of commission revenues has been decreasing for a number of years, and we expect this trend will continue in future periods. Van der Moolen Obligaties has been able to replace specialist commissions by contracting directly with its counterparties, but Van der Moolen Effecten will henceforth receive no commission revenue. Van der Moolen Effecten and Van der Moolen Obligaties together contributed EUR7.7 million in commission revenues in 2001. Van der Moolen Obligaties realized EUR1.6 million in commission income during 2002.

-- Proprietary trading activities. Our revenues from proprietary trading activities decreased by EUR8.9 million, or 13.7%, from EUR65.0 million for the year ended December 31, 2001 to EUR56.1 million for the year ended December 31, 2002. This decrease reflected a fall in turnover on most of the European exchanges where we were active and especially a sharp reduction in the trading activity carried out through our German operations.

-- Net interest income from stock lending activities. Net interest income from stock lending activities declined by EUR0.9 million, or 17.6%, from EUR5.1 million for the year ended December 31, 2001 to EUR4.2 million for the year ended December 31, 2002. All of the net interest income resulted from the activities of VDM Specialists, which experienced a decline in demand for stock lending activities as a result of continuing market volatility during 2002.

-- Other revenues. Other revenues of EUR3.3 million comprise revenues from the direct-access brokerage activities of Kenny & Co, LLC, which were started in January 2002.

Expenses

Our expenses increased by EUR26.2 million, or 12.8%, from EUR204.1 million for the year ended December 31, 2001 to EUR230.3 million for the year ended December 31, 2002. VDM Specialists accounted for 48.3% of our expenses for the year ended December 31, 2002, compared with 52.6% in 2001.

-- Exchange, clearing and brokerage fees. Exchange, clearing and brokerage fees increased by EUR9.9 million, or 30.1%, from EUR32.9 million in 2001 to EUR42.8 million in 2002. The increase partially reflected the expansion of the scope of our business through acquisitions made in the United States during the course of 2001 and 2002, the start up of our UK Bonds operations, increases in fees on several of the exchanges where we trade and increased arbitrage activity compared to 2001.

-- Employee compensation and benefits. Employee compensation and benefits decreased by EUR4.5 million, or 4.6%, from EUR98.3 million in 2001 to EUR93.8 million in 2002. The substantial majority of this decrease was due to the decline in revenue-based incentive compensation accrued on behalf of our traders that accompanied the decline in revenue and income levels from one period to the next. The decrease was partially offset by the addition of new employees following the start up of our UK Bonds operations in 2001, the acquisition of Cohen, Duffy, McGowan in July 2001, the acquisition of Scavone and Stern & Kennedy in August 2001, and the acquisition of Lyden, Dolan, Nick in March 2002. The variable component of our personnel expenses, which comprises bonus payments to our personnel and is correlated with the development of our revenues, decreased to EUR33.9 million, or to 10.5% of our total revenues for the year ended December 31, 2002, from EUR43.0 million, or 12.9% of our total revenues for the year ended December 31, 2001. Non-cash expenses related to our employee stock option plan were EUR5.0 million and EUR5.5 million in 2001 and 2002, respectively.

-- Lease of exchange memberships. Lease of exchange memberships increased by EUR4.1 million, or 28.9%, from EUR14.2 million in 2001 to EUR18.3 million in 2002. This increase was mainly due to the increase in the number of New York Stock Exchange memberships leased by VDM Specialists from related and third parties. The increase in the number of New York Stock Exchange memberships was mainly due to acquisitions made in 2001 and 2002.

-- Information and communication. Information and communication expenses increased by EUR0.5 million, or 8.2%, from EUR6.1 million in 2001 to EUR6.6 million in 2002. This increase was the result of additional communication, data retrieval and information services utilized due to the growth of our business.

-- General and administrative expenses. General and administrative expenses decreased by EUR6.8 million, or 22.7%, from EUR29.9 million in 2001 to EUR23.1 million in 2002. The main reason for this decline relates to the expenses recognized in 2001 in relation to the listing of our ADSs on the New York Stock Exchange in October 2001.

-- Depreciation and amortization. Depreciation and amortization decreased by EUR10.7 million, or 47.1%, from EUR22.7 million in 2001 to EUR12.0 million in 2002. The decrease primarily resulted from the application of SFAS 142 under which goodwill is no longer amortized but is subject to impairment testing. Amortization recognized in 2001 also included an amount of EUR3.0 million in relation to the write-off of Sputz AG, an equity investment that was sold during 2001.

-- Impairment of intangible fixed assets. We performed the required impairment tests of Goodwill during the fourth quarter of 2002 for its different reporting units and determined that impairments on goodwill paid in relation to the acquisition of VDM Options USA, LLC and Cohen, Duffy, McGowan, LLC of EUR13.5 million and EUR20.2 million, respectively, were required. These impairments of EUR33.7 million in total are the result of uncertain market conditions and the associated estimated lower profitability of the entities involved. In determining the discounted value of future cash flows of VDM Options USA, LLC and Cohen, Duffy, McGowan, LLC, valuations by external independent consultants have been used, and a discount rate of 15% was applied.

Income from associates

Our income from associates increased from a loss of EUR0.1 million in 2001 to income of EUR0.3 million in 2002.

Gain on disposal of long-term investments and associates

For the year ended December 31, 2001, we reported a gain on disposals of long-term investments and associates of EUR29.8 million. This gain related to the sale of our 1.8% shareholding in Euronext NV, which was disposed of in July 2001. The gain on disposal amounting to EUR0.4 million as reflected in our income statement for 2002 relates to the sale of our interest in Midwest Partners, LLC.

Income before income taxes and minority interest

As a result of the foregoing factors, our income before income taxes and minority interests decreased by 47.0% during the period, from EUR157.2 million for the year ended December 31, 2001 to EUR83.3 million for the year ended December 31, 2002.

Provision for income taxes

Provision for income taxes decreased by 37.9% during the period, from EUR39.8 million in 2001 to EUR24.7 million in 2002. The provision for income taxes as a percentage of income before taxes and minority interests less minority interests, increased from 30.2% for the year ended December 31, 2001 to 45.1% for the year ended December 31, 2002. The relatively high tax rate mainly relates to foreign taxation. We faced fiscal losses in low tax jurisdictions versus taxable profits in high tax jurisdictions (the United States) during 2002. Further, the tax rate realized in the year ended December 31, 2001 was strongly influenced by the non-taxable gain on the sale of our shareholding in Euronext N.V.

Minority interest

Minority interest reflects that portion of our income before income taxes and minority interests that is contributed to the minority shareholders of our United States subsidiaries, VDM Specialists and Cohen, Duffy, McGowan, almost all of whom are active traders in these businesses. Income related to minority interest increased by EUR3.2 million, or 12.6%, during the period from EUR25.3 million for the year ended December 31, 2001 to EUR28.5 million for the year ended December 31, 2002. This was mainly due to the improvement in the results of our 51%-owned subsidiary, Cohen, Duffy, McGowan and the acquisition of full ownership of VDM Options USA during 2001.

Net income

As a result of the foregoing factors, our net income decreased by EUR62.0 million, or 67.3%, in 2002, declining from EUR92.1 million for the year ended December 31, 2001 to EUR30.1 million for the year ended December 31, 2002.

Results of Operations for the Years Ended December 31, 2000 and
2001

Revenues

The following tables provide information about our revenue composition and contribution of our principal subsidiaries to our total revenues for the years ended December 31, 2001 and 2000.


                                                                                              Net
                                                                                            interest
                                                                                             income
                                          % of                % of   Proprietary   % of     from stock   % of
Year ended December 31,     Specialist   total    Commission total     trading     total     lending     total
 2001                        activities  revenues  income    revenuesactivities   revenues  activities  revenues Total
                            ----------- --------- ------------------------------ --------- ----------- --------- ------
                                                                                    (EUR millions)

VDM Specialists      (1)(2)      222.4      66.6 %     30.8      9.2%       4.1       1.2 %       5.1       1.5 %262.4
U.S. Option Business
Cohen, Duffy, McGowan
                     (2)(3)      (10.4)      (3.1)         _        _         _         _           _         _  (10.4)
Van der Moolen Options USA         2.4       0.7           _        _       6.7       2.0            _         _   9.1
European Trading
Van der Moolen Trading                _         _          _        _      29.1       8.7            _         _  29.1
Van der Moolen Effecten
 Specialist                        8.8       2.6        5.2      1.6       18.6       5.6            _         _  32.6
Van der Moolen Opties                 _         _          _        _      (3.5)     (1.0)          _         _   (3.5)

Van der Moolen Obligaties          2.4       0.7        2.5      0.7           _        _           _         _    4.9
Van der Moolen Equities (4)           _         _          _        _       8.0       2.4            _         _   8.0
Van der Moolen U.K(4).                _         _          _        _       2.0       0.6            _         _   2.0
                            -------------------------------------------------------------------------------------------
Total                            225.6      67.5 %     38.5     11.5%      65.0      19.5 %       5.1       1.5 %334.2
                            ===========================================================================================

1) We acquired New York Stock Exchange specialists Scavone, McKenna, Cloud and Stern and Kennedy on August 1, 2001. Results of operations are reflected in VDM Specialists' results as of such date.

2) As of December 31, 2001 we owned a 75.0% and 51.0% economic interest in VDM Specialists and Cohen, Duffy, McGowan, respectively. The figures shown do not take into account the amounts payable to the minority interest holders in these companies.

3) We acquired Cohen, Duffy, McGowan on July 11, 2001 and its results of operations are reflected as of that date.

4) Revenues of Van der Moolen Equities formed part of Van der Moolen UK in the year ended December 31, 2001. For purposes of comparison the amounts have been separated.

                                                                                           Net
                                                                                         interest
                                                                                          income
                                       % of                % of   Proprietary   % of     from stock   % of
Year ended December 31,  Specialist   total    Commission total     trading     total     lending     total
 2000                     activities  revenues  income    revenues activities  revenues  activities  revenues  Total
                         ----------- --------- ------------------------------ --------- ----------- --------- -------
                                                                                 (EUR millions)

VDM Specialists       (1)      248.0      55.0 %     29.6      6.6%       6.0       1.3 %       6.3       1.4 % 289.9
U.S. Option Business
Van der Moolen Options
 USA
                     (1)        8.1       1.8           _        _       7.9       1.8            _         _   16.0
European Trading
Van der Moolen Trading             _         _          _        _      73.9      16.4            _         _   73.9
Van der Moolen Effecten
 Specialist                    23.1       5.1        7.0      1.6       24.7       5.4            _         _   54.8
Van der Moolen Opties              _         _          _        _       4.5       1.0            _         _    4.5
Van der Moolen
 Obligaties                     2.6       0.6        2.4      0.5           _         _           _         _    5.0
Van der Moolen U.K. (2)            _         _          _        _       6.7       1.5            _         _    6.7
                         --------------------------------------------------------------------------------------------
Total                         281.8      62.5 %     39.0      8.7%     123.7      27.4 %       6.3       1.4 % 450.8
                         ============================================================================================
Notes:

1) As of December 31, 2000 we owned a 75.0% and 83.0% economic interest in VDM Specialists and VDM Options USA, respectively. The figures shown do not take into account the amounts payable to the minority interest holders in these companies.

2) Revenues of Van der Moolen UK in the year ended December 31, 2000, represented equity trading revenues

Our revenues decreased by EUR116.6 million, or 25.9%, from EUR450.8 million for the year ended December 31, 2000 to EUR334.2 million for the year ended December 31, 2001. This decrease was caused primarily by 9.5%, 60.6% and 40.5% declines in revenues at VDM Specialists, Van der Moolen Trading and Van der Moolen Effecten, respectively, as well as the EUR10.4 million trading loss at Cohen, Duffy, McGowan. VDM Specialists accounted for 78.5% of our revenues for the year ended December 31, 2001, compared with 64.3% of our revenues in 2000.

-- Specialist activities. Principal trading by our specialist operations decreased by EUR56.2 million, or 19.9%, falling from EUR281.8 million for the year ended December 31, 2000 to EUR225.6 million for the year ended December 31, 2001. During the period, revenues derived from specialist activities at VDM Specialists decreased by 10.3% from EUR248.0 million to EUR222.4 million. This decrease was caused by a 23.9% decline in organic revenues, which was partially offset by a 9.6% increase in revenues attributable to the full year consolidation of the operations of Fagenson, Frankel & Streicher, which we acquired in June 2000, the consolidation of the operations of Scavone and Stern & Kennedy which we acquired on August 1, 2001, and a 4.0% increase in revenues attributable to currency gains resulting primarily from the appreciation of the dollar against the euro. The decline in organic revenues was primarily due to the loss of VDM Specialists' appointment as specialist for Time Warner, which resulted from Time Warner's merger with AOL. The decline was also caused by the sharp price declines in technology stocks in the United States during the period, for which VDM Specialists acted as specialist. Revenues attributable to the specialist activities of Van der Moolen Options USA decreased by EUR5.8 million, or 70.7%, from EUR8.2 million in 2000 to EUR2.4 million in 2001. This decline reflected a significant decrease in volatility on U.S. option exchanges, in particular during the second quarter of 2001.

Our subsidiary Cohen, Duffy, McGowan, which we acquired on July
11, 2001, realized a trading loss of EUR10.4 million between July 11, its date of acquisition, and December 31, 2001. This loss was largely the result of unfavorable trading conditions in the U.S. markets, and was exacerbated by the effect of the events of September 11, 2001 on the activities of the American Stock Exchange. At our European specialist operations, particularly Van der Moolen Effecten, revenues decreased by EUR14.1 million, or 61.6%, from EUR22.9 million for the year ended December 31, 2000 to EUR8.8 million for the year ended December 31, 2001. This decrease reflected reduced trading volumes on Euronext Amsterdam, particularly by retail investors and the elimination of the specialist function on Euronext Amsterdam in October 2001.

-- Commission income. Commission income decreased by EUR0.5 million, or 1.3%, from EUR39.0 million to EUR38.5 million in 2000 and 2001, respectively. The majority of commission revenue in both periods was attributable to VDM Specialists, which had commissions from specialist activities of EUR29.6 million and EUR30.8 million in 2000 and 2001, respectively. The remaining commissions were attributable to Van der Moolen Effecten and Van der Moolen Obligaties, which together decreased by EUR1.7 million, from EUR9.4 million in 2000 to EUR7.7 million in 2001. Notwithstanding the results of 2001 compared to 2000, the relative importance to our results of operations of commission revenues has been decreasing for a number of years, and we expect this trend will continue in future periods. This expectation is due in part to the elimination of the specialist function on Euronext Amsterdam in October 2001, as a result of which Van der Moolen Effecten and Van der Moolen Obligaties lost the opportunity to capture commission revenues from specialist activities. Van der Moolen Obligaties has been able to replace specialist commissions by contracting directly with its counterparties, but Van der Moolen Effecten will henceforth receive no commission revenue.

-- Proprietary trading activities. Our revenues from proprietary trading activities decreased by EUR58.7 million, or 47.5%, from EUR123.7 million for the year ended December 31, 2000 to EUR65.0 million for the year ended December 31, 2001. This was principally the result of a EUR44.8 million, or 60.6%, decline in revenues in Germany attributable to Van der Moolen Trading's proprietary trading activities, which fell from EUR73.9 million in 2000 to EUR29.1 million in 2001. This decrease reflected a fall in trading volume on the German exchanges. In the Netherlands, revenues from Van der Moolen Effecten's proprietary trading operations decreased by EUR6.2 million, or 25.0%, from EUR24.8 million in 2000 to EUR18.6 million in 2001, primarily as a result of decreased trading volumes on the exchanges on which it operates. Over the period, revenues attributable to Van der Moolen U.K.'s operations increased from EUR6.7 million to EUR10.0 million as a result of starting up market making activities in less-than-wholesale size bonds, realizing EUR2.0 million revenues from the start up date until December 31, 2001. Van der Moolen Opties in the Netherlands realized a trading loss of EUR3.5 million during 2001, a decrease of EUR8.0 million compared to 2000. This resulted from weak trading conditions in the Dutch option market, as well as the disruption associated with the beginning of the transition from open-outcry to screen-based trading in the fourth quarter of the year.

-- Net interest income from stock lending activities. Net interest income from stock lending activities declined by EUR1.2 million, or 19.0%, from EUR6.3 million for the year ended December 31, 2000 to EUR5.1 million for the year ended December 31, 2001. All of the net interest income resulted from the activities of VDM Specialists, which experienced a decline in demand for stock lending activities as a result of continuing market volatility during 2001.

Expenses

Our expenses increased by EUR0.7 million, or 0.3%, from EUR203.4 million for the year ended December 31, 2000 to EUR204.1 million for the year ended December 31, 2001. VDM Specialists, accounted for 52.6% of our expenses for the year ended December 31, 2001, compared with 48.1% in 2000.

-- Exchange, clearing and brokerage fees. Exchange, clearing and brokerage fees increased by EUR4.4 million, or 15.4%, from EUR28.5 million in 2000 to EUR32.9 million in 2001. The increase primarily reflected the expansion of the scope of our business through acquisitions made in the United States during the course of 2000 and 2001, the creation of a bond trading operation in the United Kingdom and increased arbitrage activity compared to 2000.

-- Employee compensation and benefits. Employee compensation and benefits decreased by EUR25.5 million, or 20.6%, from EUR123.8 million in 2000 to EUR98.3 million in 2001. The substantial majority of this decrease was due to the decline in revenue-based incentive compensation accrued on behalf of our traders at VDM Specialists, Van der Moolen Trading and Van der Moolen Effecten that accompanied the decline in revenues from one period to the next. The decrease was partially offset by the addition of new employees following the acquisition of Fagenson, Frankel & Streicher by VDM Specialists in June 2000, the acquisition of Cohen, Duffy, McGowan in July 2001, the acquisition of Scavone and Stern & Kennedy in August 2001, and the commencement of bond trading activity in the United Kingdom. The variable component of our personnel expenses, which comprises bonus payments to our personnel and is correlated with the development of our revenues, decreased to EUR43.0 million, or to 12.9% of our total revenues for the year ended December 31, 2001, from EUR87.0 million, or 19.3% of our total revenues for the year ended December 31, 2000. Non-cash expenses related to our employee stock option plan were EUR4.0 million and EUR5.0 million in 2000 and 2001, respectively.

-- Lease of exchange memberships. The cost of leasing exchange memberships increased by EUR5.2 million, or 57.8%, from EUR9.0 million in 2000 to EUR14.2 million in 2001. This increase was mainly due to the increase in the number of New York Stock Exchange memberships leased by VDM Specialists from related and third parties, as well as an increase in the average annual leasing cost of a membership. The increase in the number of New York Stock Exchange memberships was mainly due to acquisitions made in 2000 and 2001. In addition, the increase in the lease of exchange memberships reflected the cost of leases of American Stock Exchange memberships as a result of the acquisition of Cohen, Duffy, McGowan.

-- Information and communication. Information and communication expenses increased by EUR0.8 million, or 15.1%, from EUR5.3 million in 2000 to EUR6.1 million in 2001. This increase was the result of additional communication, data retrieval and information services utilized due to the growth of our business. It was also the result of the rising cost of our electronic trading infrastructure in Europe, especially as a result of the creation of remote equity trading activities in London and Amsterdam, and investment in back office systems in Amsterdam.

-- General and administrative expenses. General and administrative expenses increased by EUR10.7 million, or 55.7%, from EUR19.2 million in 2000 to EUR29.9 million in 2001, principally as a result of our three acquisitions in 2001, the acquisitions of Fagenson, Frankel & Streicher in June 2000, costs related to the commencement of bond trading in the United Kingdom and expenses related to the listing of our ADSs on the New York Stock Exchange in October 2001.

-- Depreciation and amortization. Depreciation and amortization increased by EUR5.1 million, or 29.0%, from EUR17.6 million in 2000 to EUR22.7 million in 2001. Our expenses for 2001 included a write-off of goodwill amounting to EUR3.0 million following the sale of Sputz AG, an equity investment that was sold during 2001. The remaining increase primarily resulted from the amortization of specialist stocklists resulting from the acquisitions we made in 2000 and 2001 and of goodwill following the acquisition made in 2000.

Income from associates

Our income from associates declined from income of EUR0.2 million in 2000 to a loss of EUR0.1 million in 2001.

Gain on disposal of long-term investments and associates

For the year ended December 31, 2001, gain on disposal of long-term investments and associates was EUR29.8 million, compared with EUR10.9 million for the same period in 2000. The gain in 2001 reflected the sale of our 1.8% interest in Euronext Amsterdam. The gain in 2000 reflected the sale of our 5.0% interest in Kas Associatie and our interest in the London Stock Exchange Plc.

Income before income taxes and minority interest

As a result of the foregoing factors, our income before income taxes and minority interests decreased by 38.0% during the period, from EUR253.6 million for the year ended December 31, 2000 to EUR157.2 million for the year ended December 31, 2001.

Provision for income taxes

Provision for income taxes decreased by 53.7% during the period, from EUR86.0 million in 2000 to EUR39.8 million in 2001. The provision for income taxes as a percentage of income before taxes and minority interests less minority interests, decreased from 40.9% for the year ended December 31, 2000 to 30.2% for the year ended December 31, 2001. This decrease was a result of non-taxable revenues following the sale of our 1.8% investment in Euronext Amsterdam, the decline in German income tax from 45.0% in 2000 to 40.0% in 2001 and our having used our Dutch finance vehicle in a tax efficient manner in connection with financing undertaken by the group.

Minority interest

Minority interest reflects that portion of our income before income taxes and minority interests that is contributed to the minority shareholders of our United States subsidiaries, VDM Specialists and Cohen, Duffy, McGowan, almost all of whom are active traders in these businesses. Prior to the fourth quarter of 2001, it also included the 17% interest in Van der Moolen Options USA that was held by active partners in that firm, which we purchased from them during the fourth quarter. See "-- Basis of preparation of the consolidated financial statements; Changes in group composition". Income related to minority interest decreased by EUR18.1 million, or 41.7%, during the period from EUR43.4 million for the year ended December 31, 2000 to EUR25.3 million for the year ended December 31, 2001. This was mainly due to the decrease of results of VDM Specialists and the pretax loss realized by our 51%-owned subsidiary, Cohen, Duffy, McGowan.

Net income

As a result of the foregoing factors, our net income decreased by EUR32.1 million, or 25.8%, in 2001, declining from EUR124.2 million for the year ended December 31, 2000 to EUR92.1 million for the year ended December 31, 2001.

(B) Liquidity and Capital Resources

We have financed our businesses primarily through capital contributions from our shareholders, the members or shareholders of our subsidiaries, the issuance of subordinated debt and short-term borrowings. As of December 31, 2002, we had EUR3.0 billion in assets, EUR334.0 million of which consisted of cash and cash equivalents. As of December 31, 2001, we had EUR4.1 billion in assets, EUR292.3 million of which consisted of cash and cash equivalents.

Our subsidiaries in the United States, VDM Specialists, Van der Moolen Options USA and Cohen, Duffy, McGowan are registered broker-dealers that are subject to a variety of regulatory requirements intended to ensure the general financial soundness and liquidity of broker-dealers and the maintenance of minimum levels of net capital, as defined in SEC Rule 15c3-1, as well as in the case of VDM Specialists, net liquid assets. As of December 31, 2002, VDM Specialists', Van der Moolen Options USA's and Cohen, Duffy, McGowan's net capital, as defined, was $251.9 million (EUR240.2 million), $4.0 million (EUR3.8 million) and $8.6 million (EUR8.2 million), respectively, in excess of their respective net capital requirements, and VDM Specialists' net liquid assets were approximately $7.8 million (EUR7.4 million) in excess of net liquid assets required. See "Information on the Company -- Regulation -- The United States". Cohen, Duffy, McGowan is also subject to the requirements of the American Stock Exchange. Its excess net capital under the American Stock Exchange requirements as of December 31, 2002 was $2.6 million (EUR2.5 million).

Our subsidiary Kenny & Co. is also subject to net capital requirements and, as of December 31, 2002, had net capital that exceeded its net capital requirement at that date.

Our subsidiaries in Europe are also subject to capital requirements. As of December 31, 2002, all entities had net capital that exceeded their respective net capital requirement at that date.

New York Stock Exchange Rule 326(c), which is applicable to VDM Specialists, also prohibits a broker-dealer from repaying subordinated borrowings, paying cash dividends, making loans to any parent, affiliates or employees, or otherwise entering into transactions which would result in a reduction of its total net capital to less than 150% of its required minimum capital. Moreover, broker-dealers, including VDM Specialists and Van der Moolen Options USA, are required to notify the SEC prior to repaying subordinated borrowings, paying dividends and making loans to any parent, affiliate or employee, or otherwise entering into transactions which, if executed, would result in a reduction of 30% or more of their excess net capital (net capital less minimum requirement). The SEC has the ability to prohibit or restrict such transactions if the result is detrimental to the financial integrity of the broker-dealer.

Our indebtedness

Van der Moolen Holding N.V.

As of June 11, 2003 we had the following loan agreements. Under most of these agreements, we are liable jointly and severally with some or all of our subsidiaries (other than VDM Specialists).

-- Four term loans from four corporate lenders in the aggregate amount of EUR26.4 million, of which EUR6.9 million is of a long-term nature. Interest rates on these loans range from 2.81% to 6.25% per annum, and maturities range from June 12, 2003 to January 28, 2010.

-- A multi-purpose revolving floating interest rate facility for up to a maximum of EUR75.0 million from ING Bank N.V. No amounts are outstanding under this facility.

-- A multi-purpose revolving floating interest rate facility for up to a maximum of EUR11.4 million from ING Bank N.V. An amount of EUR 11 million is outstanding under this facility, bearing an annual interest rate of 2.749% and maturing on June 26, 2003.

-- A multi-purpose revolving floating interest rate facility for up to a maximum of EUR50.0 million from Fortis Bank N.V. An amount of EUR8.0 million is outstanding under this facility, bearing an interest rate of 2.67% per annum and maturing on June 12, 2003.

-- A multi-purpose revolving floating interest rate facility for up to a maximum of EUR15.0 million from Delta Lloyd Bank N.V. No amounts are outstanding under this facility.

-- A 5.66% term loan in the amount of EUR22.7 million from ING Bank Mezzanine Fonds B.V., in respect of which EUR10.0 million remains outstanding. The loan is repayable in annual installments, the last of which is due on December 14, 2005.

Van der Moolen Holding N.V. and its Dutch subsidiaries also have several uncommitted overdraft facilities to finance their respective trading activities.

We have also provided an irrevocable and unconditional guarantee in the maximum amount of $30.0 million (EUR28.6 million) in respect of the payment of all liabilities of Van der Moolen U.K. Limited incurred in connection with the conduct of its business. In addition, Van der Moolen U.K. Limited clears and settles its trades in the United Kingdom through two banks. We have agreed to provide a guarantee in respect of Van der Moolen U.K.'s obligations under these arrangements in an aggregate amount not to exceed $5.0 million (EUR4.7 million) at any one time.

We are also liable for the liabilities of our wholly owned Dutch subsidiaries, which arise out of legal acts by these subsidiaries, pursuant to the statement, which we have issued in accordance with section 2:403 of the Dutch Civil Code. Additionally, Van der Moolen Holding N.V. has extended financial support for a minimum period of one year to one of its 100%-owned foreign subsidiaries.

Furthermore, Van der Moolen Holding N.V. has issued guarantees to third parties for a total amount of $10 million (EUR9.5 million). These guarantees are issued in relation to loans granted to members of VDM Specialists, LLC in order to enable them to acquire seats on the New York Stock Exchange.

VDM Specialists

VDM Specialists has entered into a subordinated note purchase agreement pursuant to which notes were issued in the aggregate principal amount of $20.0 million (EUR19.1 million). These notes mature on December 31, 2005 and bear interest at an annual rate of 8.0% and are repayable in four equal annual installments beginning December 31, 2002. As of December 31, 2002 an amount of $15.0 million (EUR14.3 million) is still outstanding under this agreement. On August 3, 2001, VDM Specialists issued subordinated notes in the aggregate principal amount of $130.0 million (EUR124.0 million). A portion of the proceeds of this issuance was used to retire part of VDM Specialists' then-outstanding subordinated notes. Of the $130.0 million issued, $65.0 million (EUR62.0 million) matures on August 3, 2008, bears interest at an annual rate of 7.54% and is payable in three installments beginning on August 3, 2006, and $65.0 million (EUR62.0 million) matures on August 3, 2011, bears interest at an annual rate of 7.80% and is payable in five annual installments beginning on August 3, 2007. The purpose of this debt is to enable VDM Specialists to satisfy applicable New York Stock Exchange net capital and net liquid assets requirements.

On March 1, 2002, VDM Specialists issued subordinated notes in the aggregate principal amount of $40.0 million (EUR38.1 million). These notes mature on March 1, 2008, bear interest at an annual rate of 7.11% and are payable in four annual installments beginning on March 1, 2005. The purpose of this debt is to enable VDM Specialists to satisfy New York Stock Exchange net capital and net liquid assets requirements following the acquisition of Lyden, Dolan, Nick.

In May and June 2003, VDM Specialists sold three of its four interest rate swaps for proceeds totalling $19.1 million. Two of the swaps matured in 2008 and the remaining swap matured in 2011. VDM Specialists may enter into replacement swaps or purchase similar instruments in the future depending on interest rate conditions and asset/liability management considerations.

In connection with the $15 million outstanding under the subordinated note purchase agreement described above, VDM Specialists entered into an interest rate swap agreement to convert its fixed rate subordinated borrowings into a floating rate obligation based on the U.S. dollar London Inter-Bank Offer Rate.

VDM Specialists also has subordinated liabilities amounting to $22.0 million (EUR21.0million) as of December 31, 2002, that are related to exchange memberships contributed at market value by the members of VDM Specialists.

VDM Specialists has issued 325(e) guarantees to the New York Stock Exchange in the total amount of $ 5.6 million (EUR5.3 million). Such guarantee, in the amount of $ 0.1 million each, shall be available for amounts due to the New York Stock Exchange and losses due to other members or member organizations arising directly from the closing out of securities contracts under New York Stock Exchange rules.

VDM Specialists has issued guarantees to third parties in the amount of $ 1.0 million (EUR0.9 million) in relation to rental agreements for New York Stock Exchange seats.

Summary of indebtedness

As of June 11, 2003, the scheduled maturities of our obligations, assuming any available rollover provisions were inapplicable, were:

                                                         1<3       3<5
                                     Total  <1 year    years     years
                                        (1)     (1)       (1)       (1)     >5 years (1)
                                     ------ -------  --------  --------  ---------------
                                                       (EUR millions)
Indebtedness

Long-term debt                      EUR6.9  EUR4.8    EUR0.6    EUR0.6           EUR0.9
Subordinated liabilities
                                 (2) 186.4     8.0      35.4      72.8             70.3
Operating leases                      11.8     1.9       3.8       2.9              3.2

Notes:

(1) Amounts stated are principal amounts. Principal amounts in dollars are translated into euro at the exchange rate of EUR1.00 = $1.0485.

(2) Subordinated liabilities exclude memberships in exchanges, contributed by members, at market value.

Capital Expenditure

We have financed, and expect to continue to finance, our capital expenditure requirements primarily through the issuance of new share capital in the form of common shares and financing preferred shares, as well as from external financing and working capital. Our capital expenditure was EUR66.0 million, EUR159.0 million and EUR89.1 million for the years ended December 31, 2002, 2001 and 2000, respectively. Our capital expenditure in 2002 mainly reflected the acquisition of Lyden, Dolan, Nick, while in 2001 it mainly reflected the acquisitions of our interests in Cohen, Duffy, McGowan, Scavone and Stern & Kennedy. Capital expenditure in 2000 reflected our acquisition of Fagenson, as described above under "-- Basis of preparation of the consolidated financial statements; Changes in group composition".

We currently anticipate that our available cash resources and credit facilities will be sufficient to meet our anticipated working capital, regulatory capital, dividend payments and capital expenditure requirements through the end of 2003. We may, however, need to raise additional funds, among other things to increase the capital available to us for our inventory positions, support more rapid expansion or respond to unanticipated capital requirements.

Issuer Purchases of Equity Securities

The following table sets forth information relating to the purchase by us of 732,182 issued and outstanding common shares of Van der Moolen Holding N.V. as of June 11, 2003. The common shares were purchased pursuant to a plan, which we announced on February 19, 2003, which we refer to as the Plan. The Plan has no specific expiry date. The maximum number of common shares that may be purchased under the Plan corresponds to the number of outstanding options in respect of our common shares distributed pursuant to our equity stock option plan. The maximum number of common shares that may yet be purchased under the Plan as of June 11, 2003 is 1,398,423.

                                                          Maximum
                                                           number of   Maximum
                                                           common       number of
                                             Number of     shares       common
                   Total                      common       that may     shares that
                    number of   Average       shares       be           may yet be
Period ended        common       price paid   purchased    purchased    purchased
                    shares       per common   as part of   under the    under the
                    purchased    share        the Plan     Plan         Plan
-----------------  -----------  -----------  -----------  -----------  -------------
February 28, 2003      41,717        11.88       41,717    2,304,305      2,262,588
March 31, 2003        425,783         8.96      425,783    2,157,105      1,689,605
April 30, 2003        179,917         9.21      179,917    2,157,105      1,509,688
May 31, 2003           84,765         8.94       84,765    2,130,605      1,398,423
June 11, 2003               -            -            -    2,130,605      1,398,423
                   -----------  -----------  -----------
Total as of June
 11, 2003             732,182         9.19      732,182    2,130,605      1,398,423
                   ===========  ===========  ===========  ===========  =============

Item 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

We have a two-tier board structure consisting of a management board (directie, which manages our business, and a supervisory board (raad van commissarissen), which supervises and advises our management board.

(A) Directors and Senior Management

Supervisory Board

Our supervisory board must approve certain resolutions of our management board, which are specified in our articles of association and are set forth under "Management Board" below. In addition, our supervisory board may give our management board written notice of other corporate actions that it wishes to approve. In fulfilling their duties, all members of our supervisory board must serve our best interests.

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

The general meeting of shareholders determines the supervisory board members' compensation. We pay our supervisory board members in cash and will reimburse them for their expenses. See "--
Compensation".

Our supervisory board consists of five members. Our supervisory board members are:

Name                                             Age     Position     Expiry of term
-----------------------------------------  ---------  -----------  -----------------
Syb Bergsma                                      66      Chairman              2004
Jan Aalberts                                     63        Member              2006
Gerrit H. de Marez Oyens                         61        Member              2006

Name                                             Age     Position     Expiry of term
-----------------------------------------  ---------  -----------  -----------------
Gerard L. van den Broek                          61        Member              2004
Rudolf G.C. van der Brink                        55        Member              2006


Syb Bergsma has served as a member of our supervisory board since September 27, 1996. He holds a Ph.D. in Economics from the University of Amsterdam. Mr. Bergsma has been a professor of financial management at the University of Amsterdam since January 1997. Prior to that, he was executive vice president for financial affairs at Akzo Nobel N.V., a chemical and pharmaceutical manufacturer. He is also a member of the supervisory boards of ASM Lithography Holding N.V., a semiconductor equipment manufacturer, European Assets Trust N.V., a closed-end mutual fund business, UPM Holding B.V., a venture capital fund, and Generali Verzekeringsgroep N.V., a property/casualty and life insurer. He serves on the advisory board of Ernst & Young N.V.

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

Gerrit H. de Marez Oyens has served as a member of our supervisory board since April 9, 1998. He was secretary general of the International Federation of Stock Exchanges in Paris from 1990 to February 2001. He holds a degree in law from the University of Leiden. From 1975 to 1990, Mr. de Marez Oyens worked for Amsterdam Exchanges N.V., becoming secretary general in 1984. Mr. De Marez Oyens is chairman of the supervisory board of Bank Oyens & Van Eeghen N.V. in Amsterdam and member of the supervisory board of the Amsterdam Power Exchange Spot Market B.V. in Amsterdam.

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

Rudolph G.C. van der Brink has been a member of our supervisory board since July 24, 2002. He holds a Ph.D. in Economics from the University of Amsterdam. Mr. Van der Brink is a professor of Monetary Economy and Financial Institutions at the University of Amsterdam and is chief economic advisor to the management board of ABN AMRO Bank N.V. From 1976 to 2002, Mr. Van der Brink worked for ABN AMRO Bank N.V., becoming a member of the Executive Board in 1997. He is also a member of the supervisory boards of Polynorm N.V., Samas-Groep N.V., Oranje-Nassau Groep B.V., Legal & General Nederland Levensverzekering Maatschappij N.V. and Nederlandse Waterschapsbank N.V. Furthermore, he is the chairman of the supervisory board of Center Parcs Europe N.V., Arbo Unie B.V. and University of Nijenrode.

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

Under Dutch law, in certain circumstances, management board actions may require the approval of the general meeting of shareholders. See "Additional Information -- Memorandum and Articles of Association".

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

A management board member can be suspended or dismissed by a resolution of two-thirds of the votes cast at a shareholders' meeting. This vote must represent more than one-half of our issued share capital outstanding at the time of the vote. An absolute majority of votes can suspend or dismiss a management board member if the supervisory board proposes the measure. Our supervisory board may also suspend (but not dismiss) a member of our management board. If, within three months after a suspension, our general meeting of shareholders has not decided to either dismiss the management board member or terminate the suspension, the suspension shall terminate automatically.

Our supervisory board determines the compensation and benefits of the members of our management board.

The business address of each member of our management board is the address of our principal executive office in Amsterdam, the Netherlands.

The members of our management board are:

Name                                           Age                             Position
-------------------------------------------  -------  ---------------------------------
Friedrich M. J. Bottcher                         56    Chairman of the management board
Frank F. Dorjee                                  42             Chief financial officer
James P. Cleaver, Jr.                            68                              Member
Casper F. Rondeltap.                             47                              Member

Friedrich M. J. Bottcher has been the chairman of our management board since January 2000, having been a member of the management board since January 1997. Prior to that, he was a member of the management boards of the Amsterdam branch of Barclays Bank International Ltd. and Barclays Kol & Co N.V. and the management board of Friesch-Groningsche Hypotheekbank N.V. He was also the chairman of the management board of CVB Bank N.V. until October 1992. From 1992 to 1996, Mr. Bottcher was deputy chairman of SNS Bank Nederland N.V. He currently serves as a member of the supervisory board of Financiele Diensten Amsterdam B.V.

Frank F. Dorjee joined us on October 15, 2000, was appointed chief financial officer on January 1, 2001 and became a managing director with effect from April 11, 2001. He holds masters degrees from the University of Amsterdam in business economics, tax economics and tax law. He is a certified public accountant and became a partner of KPMG Accountants NV in 1995. He currently serves as a non-executive member of the board of Prebon Group, Ltd.

James P. Cleaver Jr. was the managing partner of the New York
Stock Exchange specialist Lawrence, O'Donnell, Marcus LLC, which we acquired in 1998. He was appointed chairman of the management committee of VDM Specialists when it was formed through the merger of Lawrence, O'Donnell, Marcus with other New York Stock Exchange specialist firms we acquired and holds a 1% partnership interest in VDM Specialists. He became a managing director of Van der Moolen Holding N.V. on April 10, 2002.

Casper F. Rondeltap has been a member of the management committee of VDM Specialists since 2000. Prior to that he acted as a specialist on the Amsterdam Exchanges from 1983 up to 1997 and was the Director of Investors Relations of Van der Moolen during 1997 up to 2000. He became a member of the Management Board of Van der Moolen Holding N.V. on April 9, 2003.

(B) Compensation

Supervisory Board

Each of our supervisory board members receives a yearly fee and supervisory committee members (including members of the audit committee and the remuneration & nominating committee) will receive an additional EUR1,500 per convened and attended meeting as from April 9, 2003. Additionally, each supervisory board member is reimbursed for expenses in connection with attendance at, and travel to and from, supervisory board meetings. In accordance with the employment agreements to which some of our supervisory board members are a party, compensation must be paid to the organizations for which our supervisory board members work, rather than to the members themselves. The total amount paid to our supervisory board during 2002, including to their employers, as the case may be, and as reported to the Dutch tax authorities, was approximately EUR0.14 million.

No loans are outstanding to members of our supervisory board.

Management Board

The aggregate annual base salary compensation that our management board members received during 2002 was EUR1.0 million. The members of our management board are eligible to participate in our Equity Stock Option Plan. In accordance with the terms and conditions of their employment contracts, management board members are eligible for a bonus. Bonus payments depend on our financial results and individual performance. For the year ended December 31, 2002, the aggregate amount of bonuses paid to or accrued for our management board members was EUR1.4 million. Furthermore, Mr. Cleaver received EUR2.1 million compensation following his partnership interest in VDM Specialists. This amount was paid during the year 2002.

For the year ended December 31, 2002, we set aside EUR76,522 for Mr. Bottcher and EUR37,821 for Mr. Dorjee to provide for retirement benefits. No loans are outstanding to members of our management board.

Share Options Held by Members of our Management Board

The following table provides certain information regarding our common shares and options in respect thereof held by members of our management board as of June 11, 2003.

                              Total number
                                of common      Options   Expiration           Exercise
Name of Holder                      shares      held(1)      date(s)        price(s)(1)
----------------------------  ------------  -----------  -----------  -----------------
Friedrich M.J. Bottcher                --       45,000         2003              18.17
                                                45,000         2004              16.17
                                                45,000         2005              30.18
                                                45,000         2006              31.45
                                                25,000         2007              21.00
Frank F. Dorjee                        --        7,650         2004              33.81
                                                40,000         2005              35.22
                                                25,000         2007              21.00
James P. Cleaver, Jr.                  --        4,800         2004              16.17
                                                 6,000         2005              30.18
                                                 9,000         2006              27.30
                                                12,000         2006              31.45


                              Total number
                                of common      Options   Expiration           Exercise
Name of Holder                      shares      held(1)      date(s)        price(s)(1)
----------------------------  ------------  -----------  -----------  -----------------
                                                 5,000         2007              21.00
Casper F. Rondeltap.                   --       19,000         2005              30.18
                                                 3,000         2006              27.30
                                                23,000         2006              31.45
                              ------------  -----------
Total                                  --      359,450
                              ============  ===========
Note:

(1) Exercise prices have been adjusted for the three-for-one share split that occurred on May 1, 2001. Each option is exercisable into one common share.

None of the members of our supervisory board hold any options in respect of our shares. For further information regarding stock options, including the accounting impact and vesting of these options, see note 19 to our consolidated financial statements included elsewhere in this annual report. See "-- Share Ownership -- Equity Stock Option Plan" for a discussion of our employee share option plan.

(C) Board Practices

Both Mr. Bottcher and Mr. Dorjee have entered into employment contracts with Van der Moolen Holding N.V. whereby, under certain circumstances, they each receive fixed compensation in the event their employment terminates. Friedrich Bottcher is entitled to EUR1,181,719 in the event his termination results from a change in control of Van der Moolen Holding N.V. and EUR945,375 in the event his termination results from a dispute with the supervisory board. Frank Dorjee is entitled to receive EUR328,990 in the event his termination results from a change in control of Van der Moolen Holding N.V.

No other members of our supervisory board or management board are entitled to any benefits (apart from pension or similar retirement benefits as described under "-- Compensation -- Management Board") upon termination of their employment by Van der Moolen Holding N.V.

Audit Committee

In accordance with the charter established by the supervisory board of Van der Moolen Holding N.V., the audit committee must be comprised of at least two members. As of June 11, 2003, the audit committee was comprised of three members: Dolf van den Brink (chairman); Syb Bergsma; and Gerrit de Marez Oyens.

The audit committee's tasks as set out in the charter are to assist the supervisory board in fulfilling its responsibilities to oversee: (i) the integrity of our financial statements; (ii) the reporting process; (iii) the system of internal business controls and risk management; (iv) the internal and external audit process; (v) the internal and external auditor's qualifications, independence and performance; and (vi) our process for monitoring compliance with laws and regulations.

Remuneration & Nominating Committee

The remuneration & nominating committee must have at least two members. As of June 11, 2003, the committee consisted of Syb Bergsma (chairman) and Gerrit van den Broek. The remuneration & nominating committee's tasks are to assist the supervisory board: (i) to determine the terms of engagement and remuneration of the members of the management board (including the Chairman); and (ii) in selecting candidates for any suggested position in the management board and the supervisory board.

The members of the audit committee and the remuneration & nominating committee are all members of the supervisory board. None of the members of either committee has any personal financial interest, other than as shareholder, in any decision by a committee and/or the supervisory board. They have no conflicts of interest arising from cross-directorships with the management board nor from being involved in our day-to-day business.

Employees

The following table provides information about the number of employees who worked for us and each of our principal subsidiaries as of December 31, 2000, 2001 and 2002.

                                                            As of December 31,
                                                    -----------------------------------
Company                                             2000         2001             2002
--------------------------------------------------- -----  -----------  ---------------
Van der Moolen Holding                                27           26               27
VDM Specialists                                      212          288              300
Cohen, Duffy, McGowan                                 --           37               36
Van der Moolen Options USA                            50           50               30
Van der Moolen Effecten                               34           27               25
Van der Moolen Trading                                30           28               27
Van der Moolen Opties Amsterdam                       19            9                2
Van der Moolen U.K (1)                                10           40               33
Van der Moolen Equities Ltd(1)                        --           --               13
Van der Moolen Obligaties                              4            3                3
Other                                                 --           --                5
                                                    -----  -----------  ---------------
Total                                                386          508              501
                                                    =====  ===========  ===============
Note:

1)   The UK activities have been split during the year ended December 31, 2002.
     Prior year data has not been adjusted.

The following table provides information about the number of the group's employees by function as of December 31, 2000, 2001 and 2002.

                                                         As of December 31,
                                              ----------------------------------------
Function                                            2000         2001            2002
--------------------------------------------  -----------  -----------  --------------
Traders                                              271          361             358
Administration and support                            68           96              91
Operating company management                          17           18              14
Holding company management and staff                  16           17              21
Technology support                                    14           16              17

Our employees are not covered by a collective bargaining agreement. We have never experienced an employment-related work stoppage. We consider our employee relations to be good. However, in March 2003, nine traders working at the trading desk of Van der Moolen

Effecten Specialist in Amsterdam left the firm. However, management believes that their departure will not have a material affect on our business, financial condition or operating results. See "Risk Factors
- Risks Associated with the Company - If we lose the services of a number of qualified personnel or cannot hire additional qualified personnel, our businesses will be harmed".

(E) Share Ownership

With the exception of Gerard L. van den Broek, who holds 47,922 common shares, none of the members of our supervisory board or management board hold any common shares or financing preferred shares of Van der Moolen Holding N.V. See "-- Compensation -- Share Options Held by Members of our Management Board" for information regarding the ownership of options by members of our management board.

Equity Stock Option Plan

We have established a stock option plan with respect to our management and employees. Under this plan, members of our management board and other specified employees may be granted an option to acquire a specified number of common shares. The exercise price for all options issued and outstanding as of June 11, 2003 is between EUR16.17 and EUR35.22. Each option is exercisable into one common share.

On December 31, 2002, the number of unexercised outstanding options held by our staff was 1,949,155. The total number of unexercised outstanding options held by members of our management board as a group on December 31, 2002 (including options held by Mr. Rondeltap) was, on the same basis, 359,450.

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

New common shares may be issued or common shares may be repurchased to meet the obligations arising from the exercise of employee options. In 2002, the grant of new employee options was limited to a maximum of 1% of our issued share capital on the date of the grant, as compared to 2% in prior years.

In 2002, we granted options in respect of our common shares free of payment, with the exception of options granted to Mr. Bottcher and Mr. Dorjee, members of the management board. Share options granted to each of these board members were granted for an option premium payable to Van der Moolen Holding N.V. of EUR86,000. Share options granted to Mr. Cleaver were granted free of payment. In previous years, all share options were granted free of payment.

Item 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

(A) Major Shareholders

The following table sets forth certain information concerning the beneficial ownership of our outstanding share capital, which is comprised of our common shares, financing preferred A shares and financing preferred B shares as of April 25, 2003 by:

-- each shareholder who is known by us to beneficially own approximately 5% or more of our outstanding share capital;

--   each holder of financing preferred A and B shares; and

--   our supervisory board and management board as a group.

Percentage of beneficial ownership is based on an aggregate of 38,431,304 shares outstanding (excluding 630,282 common shares purchased by Van der Moolen Holding N.V. as of that date), representing 42,606,280 votes, composed of 37,789,000 common shares, 251,000 financing preferred A shares and 391,304 financing preferred B shares. The totals underlying these percentages comprise, for each individual shareholder, both the total number of shares outstanding and the number of shares underlying options held by the individual shareholder.

                                                 Shares beneficially owned (1)
                                        -----------------------------------------------
                                                                                Voting
                                                                           interest in
                                                    Number of  Number of   outstanding
                                         Number of   financing  financing        share
                                            common   preferred  preferred  capital (2)
Beneficial Owner                             shares   A shares   B shares           (%)
--------------------------------------- ----------- ---------- ---------- -------------

Fortis Utrecht N.V (3).                    683,037         --    326,087           7.3
Ducatus N.V (3)                                 --    251,000     43,478           5.2
PGGM (4).                                  998,554         --     10,869           2.5
ABP (4).                                   804,150         --     10,870           2.1
Shares held by our supervisory board
 members as a group                         47,922         --         --           0.1
Shares held by our management board
 members as a group                             --         --         --            --
Shares held by the public               35,255,337         --         --          82.8
                                        ----------- ---------- ---------- -------------
Total excluding shares purchased by the
 Company                                37,789,000    251,000    391,304           100
Purchased shares held by the Company (5)   630,282         --         --            N/a
                                        ----------- ---------- ----------
Total                               (6) 38,419,282    251,000    391,304
                                        =========== ========== ==========

Notes:

(1) Under Rule 13d-3 of the United States Securities Exchange Act of 1934, as amended, more than one person may be deemed to beneficially own certain common shares (if, for example, persons share the power to vote or the power to dispose of the common shares). In addition, a person is deemed to beneficially own common shares if the person has the right to acquire the common shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. As a result, the percentage of outstanding common shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of common shares actually outstanding. These numbers include options held by shareholders because options are exercisable on grant.

(2) Holders of our common shares, financing preferred A shares and financing preferred B shares vote as a single class on all matters requiring a shareholder vote. Each common share carries one vote and each financing preferred A share and each financing preferred B share of EUR0.60 nominal value each, carries 7.5 votes.

(3) Common share ownership interests for these shareholders are not publicly available. Accordingly, the number is estimated by us, in part based on notifications shareholders were required to make pursuant to Dutch law when they reach a threshold interest of 5% and again at 10%. Our estimates are based on information available to us as of April 25, 2003.

(4) All financing preferred B shares previously held by NIB Capital N.V. were transferred to PGGM and ABP on November 15, 2002.

(5) As of April 25, 2003, the total number of treasury shares owned by Van der Moolen Holding N.V. following the implementation of our share purchase plan was 630,282. These shares do not have voting rights. See "Operating and Financial Review and Prospects - Issuer Purchases of Equity Securities".

(6) As of June 11, 2003, the total number of common shares and the number of financing preferred A shares and the number of financing preferred B shares remained unchanged compared to April 25, 2003. The number of shares purchased by us as of that date was 732,182.

None of our major shareholders has voting rights which differ from those of our other shareholders.

As of April 25, 2003, 6,782,143 common shares were lodged on the basis of which 6,782,143 ADSs were issued.

(B) Related Party Transactions

Between January 1, 2002 and June 11, 2003 (the latest practicable date), members of our supervisory and management boards have not entered into any transactions involving our shares.

VDM Specialists makes payments to certain of its members and employees, including the members of its management committee, in respect of seats in the New York Stock Exchange which they own of record or of which they are the beneficial owner contributed for use or leased to VDM Specialists. During 2002, VDM Specialists paid EUR6.9 million in respect of these seats.

Van der Moolen Holding N.V. has issued guarantees to third parties for a total amount of EUR9.5 million ($ 10 million). These guarantees are issued in relation to loans granted to members of VDM Specialists in order to acquire seats on the New York Stock Exchange.

(C) Interest of Experts and Counsel

    Not applicable.

Item 8: FINANCIAL INFORMATION

(A) Consolidated Statements and Other Financial Information

Reference is made to Item 18 for a list of all financial statements filed as part of this annual report.

Regulatory Proceedings and Litigation

The New York Stock Exchange has commenced an investigation of trading practices at several specialist firms, including VDM Specialists. In a press release the New York Stock Exchange has stated that its investigation focuses on possible violations of a specialist's "negative obligation." This is the requirement to provide an opportunity for public orders to be executed against each other within the current market and without undue dealer intervention. VDM Specialists has fully cooperated, and will continue to fully cooperate, with the New York Stock Exchange.

As a result of the liquidation of the Amsterdam Stock Exchange Association, or the Association, the predecessor of the former Amsterdam Exchanges N.V., we may have liability in connection with an ongoing lawsuit, known as the "Begaclaim", against the Association, which was transferred to the former members of the Association in connection with its dissolution. All former members of the Association who received assets as liquidation payments could be liable for the payment of the amounts being claimed by the plaintiff. The maximum exposure of Van der Moolen Holding N.V. is estimated to be EUR18.9 million (plus accrued statutory interest). On April 4, 2001, the district court in The Hague dismissed the claim against the Association. However, the plaintiff has appealed against this judgment. Although we believe that this appeal will be found to be without merit, there can be no assurance that it will not be decided in favor of the plaintiff and that, if successful, any judgment would not have a material adverse effect on our results of operations.

Other than the foregoing matters, neither we nor any of our subsidiaries is party to any regulatory proceeding, material litigation, claim or arbitration, and no such proceeding is known by us to be pending or threatened which would have a material adverse effect on our financial condition.

Dividends and Dividend Policy

Our general meeting of shareholders has the discretion to determine whether we will pay (stock) dividends on our common shares in the future following any setting aside of funds by our management board with the prior approval of our supervisory board. Dividends may be paid out of retained earnings that have not been appropriated to statutory reserves or paid to holders of our financing preferred shares and preferred shares. Shareholders may be given the option of receiving the dividend in cash, in common shares, or in a combination of cash and common shares following a proposal by the management board and approval of the supervisory board. While our management board may, with the approval of the supervisory board, determine that an interim dividend shall be paid, payouts in past years have been in the form of a single annual dividend. Dividends may be subject to a deduction of Dutch withholding tax. See "Additional Information -- Taxation". Any dividends that are not claimed within five years of their declaration revert to us.

The principal source of funds for the payment of dividends by us has been, and will continue to be, interest, dividends, if any, loan repayments and other inter-company cash flows received from our subsidiaries. The determination of each subsidiary's ability to pay dividends is made independently in accordance with the law of the jurisdiction in which it is incorporated. Earnings of our subsidiaries may not be distributed to our shareholders until received as dividends by us and subject to applicable Dutch law. No assurance can be given that we will have sufficient earnings to pay any cash dividends in any future period.

The table below sets forth certain information regarding the dividends declared payable in respect of our common shares to the holders of record at December 31, of the years indicated and has been adjusted to reflect our three-for-one share split that took effect on May 1, 2001. The dividends for each of the years below were paid in the immediately following year.

                                   Dividends per common    Total dividends paid on
Year ended December 31,                            share       our common shares
------------------------------  ------------------------  --------------------------
                                                             (EUR
                                    EUR                $   millions)   ($ millions)
                                -----------  -----------  -----------  -------------
                         1998       0.91(1)      0.95(1)        30.7           29.3
                         1999       0.92(2)      0.96(2)        32.3           33.9
                         2000       1.50(3)      1.57(3)        56.0           58.7
                         2001       1.10(4)      1.15(4)        41.4           43.4
                         2002       0.72(5)      0.75(5)        27.7           29.0


Notes:

(1) EUR0.91 ($0.95) in cash or, alternatively, EUR0.30 ($0.31) in cash and EUR0.61 ($0.64) in common shares.

(2) EUR0.92 ($0.96) in cash or, alternatively, EUR0.33 ($0.35) in cash and EUR0.59 ($0.061) in common shares.

(3)  Paid in cash only.

(4)  Paid in cash or, alternatively, in the form of common shares.

(5)  Paid in cash only.

In 1998, 1999 and 2001 holders of our common shares elected to receive a portion of the dividend declared in respect of that year in the form of common shares. Accordingly, we issued 651,456, 909,903 and 784,973 common shares in respect of the dividends declared in respect of each of the years ended December 31, 1998, 1999 and 2001, respectively. The number of common shares indicated is adjusted to reflect our three-for-one stock split that took effect on May 1, 2001.

We have had a policy of paying at least 40% of our net income from ordinary activities before impairment charges and less minority interest, calculated in accordance with Dutch GAAP, to our holders of common shares in the form of dividends, subject to, among other things, our liquidity and capital position and our expected financing requirements. For the years ended December 31, 1998, 1999, 2000, 2001 and 2002, we paid 48.1%, 42.8%, 40.1% 41.0% and 40.4%, respectively, of our net income from ordinary activities less minority interest (excluding impairment of intangible fixed assets), calculated in accordance with Dutch GAAP, to our common shareholders in the form of dividends. The payment of any future dividends will be recommended, based on net income from ordinary activities less minority interest, by our management board in light of the conditions then existing, including our financial performance, liquidity position, capital position, future financing requirements and other factors.

Dividends on Financing Preferred Shares

We currently have 251,000 financing preferred A shares and 391,304 financing preferred B shares outstanding. Our financing preferred shares are finance shares, which we may issue to raise capital. We pay dividends on our financing preferred shares. The dividend is calculated on the basis of the basic yield applicable to the relevant class of financing preferred shares as described in the terms and conditions attaching to such shares, which normally reflect market interest rates.

The following tables set forth certain information regarding the dividends declared on our financing preferred A and B shares to the holders of record at December 31, of the years indicated. The dividends for each of the years below were paid in the immediately following year.

                                  Dividends per financing     Total dividends paid on
Year ended December 31,              preferred A share      financing preferred A share
-------------------------------  -------------------------  ---------------------------
                                                              (EUR
                                     EUR                 $   millions)   ($ millions)
                                 -----------  ------------  ----------  ---------------
                          1998         2.70          2.83         0.6              0.6
                          1999         2.70          2.83         0.6              0.6
                          2000         2.48          2.60         0.6              0.6
                          2001         2.71          2.84         0.6              0.6
                          2002         2.63          2.76         0.6              0.6

                                  Dividends per financing     Total dividends paid on
Year ended December 31,              preferred B share      financing preferred B share
-------------------------------  -------------------------  ---------------------------
                                                              (EUR
                                     EUR                 $   millions)   ($ millions)
                                 -----------  ------------  ----------  ---------------
                          1998         0.14          0.15        0.06             0.06
                          1999         5.76          6.04         2.3              2.4
                          2000         5.76          6.04         2.3              2.4
                          2001         5.76          6.04         2.3              2.4
                          2002         5.76          6.04         2.3              2.4

(B) Significant Changes

For a discussion of significant changes in our business or financial condition since December 31, 2002, see "Operating and Financial Review and Prospects -- Recent Developments".

Item 9: THE OFFER AND LISTING

(A) Offer and Listing Details

The tables below set forth, for the periods indicated, the high and low closing prices of our common shares and ADSs, adjusted for our three-for-one share split that took effect on May 1, 2001.

The following table sets out annual high and low closing prices of our common shares on Euronext Amsterdam and our ADSs on the New York Stock Exchange as provided by Bloomberg:

                                                           New York Stock Exchange
                                   Euronext Amsterdam                 (1)
                                ------------------------  --------------------------
Period                             High          Low         High           Low
------------------------------  -----------  -----------  -----------  -------------
                                  (in euro per share)       (in dollars per share)
                                ------------------------  --------------------------
                         1998        44.17         9.15           --             --
                         1999        24.17        14.17           --             --
                         2000        35.17        14.17           --             --
                         2001        42.17        15.00        30.24          22.75
                         2002        36.25        15.70        32.25          15.64

Note:

(1) Trading in the ADSs on the New York Stock Exchange commenced on October 18, 2001.

The following table sets out quarterly high and low closing prices of our common shares on Euronext and our ADSs on the New York Stock Exchange as provided by Bloomberg:

                                                           New York Stock Exchange
                                        Euronext                      (1)
                                ------------------------  --------------------------
Period                             High          Low         High           Low
------------------------------  -----------  -----------  -----------  -------------
                                  (in euro per share)       (in dollars per share)
                                ------------------------  --------------------------
                         2000
First quarter                        17.50        14.17           --             --
Second quarter                       21.58        14.70           --             --
Third quarter                        30.83        18.85           --             --
Fourth quarter                       35.17        26.33           --             --
                         2001
First quarter                        42.17        27.73           --             --
Second quarter                       39.75        28.95           --             --
Third quarter                        32.35        15.00           --             --
Fourth quarter                       34.00        19.50        30.24          22.75
                         2002
First quarter                        36.25        30.60        32.35          26.92
Second quarter                       34.49        18.75        30.35          19.29
Third quarter                        24.59        16.75        23.75          16.56


                                                           New York Stock Exchange
                                        Euronext                      (1)
                                ------------------------  --------------------------
Period                             High          Low         High           Low
------------------------------  -----------  -----------  -----------  -------------
                                  (in euro per share)       (in dollars per share)
                                ------------------------  --------------------------

Fourth quarter                       24.00        15.70        23.68          15.64
                         2003
First quarter                        21.70         7.55        22.04           8.72

Note:

(1)  Trading in the ADSs on the NYSE commenced on October 18, 2001.

The following table sets out monthly high and low closing prices of our common shares on Euronext and our ADSs on the New York Stock Exchange provided by Bloomberg:

                                         Euronext             New York Stock Exchange
                                 -------------------------  ---------------------------
Month ended                         High          Low          High           Low
-------------------------------  -----------  ------------  ----------  ---------------
                                    (in euro per share)       (in dollars per share)
December 31, 2002                     23.75         19.40       23.33            20.53
January 31, 2003                      21.70         15.11       22.04             16.6
February 28, 2003                     16.60         11.55       17.92            12.95
March 31, 2003                        12.38          7.55       13.50             8.72
April 30, 2003                        10.72          7.85       11.35             8.67
May 31, 2003                          10.61          8.42       12.50             9.80

On June 11, 2003, the closing price of the common shares on Euronext was EUR12.50 and the closing price of the ADSs on the New York Stock Exchange was $14.80.

(B)  Plan of Distribution

    Not applicable.

(C) Markets

Our common shares are listed on Euronext under the symbol "MOO" and are included in the Next 150 Index and in the AEX Index of Euronext. Our ADSs are listed on the New York Stock Exchange under the symbol "VDM".

(D) Selling Shareholders

    Not applicable.

(E) Dilution

    Not applicable.

(F) Expenses of the Issuer

    Not applicable.

Item 10: ADDITIONAL INFORMATION

(A) Share Capital

    Not applicable.

(B) Memorandum and Articles of Association

We are registered in the trade register of the Chamber of Commerce and Industry for Amsterdam under number 33000644.

Our objects, which are set out in Article 3 of our articles of association, include participating in, having control over, managing and financing other enterprises and companies.

Description of Shares and Key Provisions of our Articles of Association

Set out below is a summary of material information concerning our shares, which are our common shares together with our financing preferred shares and our preferred shares, and related material provisions of our articles of association and of Book 2 of the Dutch Civil Code (het Burgerlijk Wetboek). This summary is qualified in its entirety by reference to our articles of association and to Dutch law.

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

Registered common shares

We enter holders of issued and outstanding registered common shares in the register of shareholders. We do not issue share certificates for registered common shares. However, the shareholder may request an extract from the shareholders' register regarding the common shares registered in his or her name. We are required to provide this free of charge. Dutch law requires that transfers of registered common shares be recorded in a written instrument to which we are a party or which is served on us, or that the transfer be acknowledged by us. There are currently no holders of common shares entered in the register.

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

The terms and conditions, including dividend percentage and profit basis, applicable to the financing preferred shares of a specific class are included in the resolution regarding a first issuance of financing preferred shares of such class. The issuance of 216,000 financing preferred A shares occurred on January 15, 1997, the issuance of 20,000 financing preferred A shares occurred on December 20, 2000, the issuance of 5,000 financing preferred A shares occurred on August 1, 2001, the issuance of 10,000 financing preferred A shares occurred on October 1, 2002 and the issuance of 391,304 financing preferred B shares occurred on December 15, 1998. All resolutions in respect of the financing preferred shares are deposited at our office in Amsterdam, the Netherlands.

Our financing preferred shares are not convertible into common shares. They are not listed on any exchange, and we have no intention to list our financing preferred shares. Except as described above and in "-- Description of Shares and Key Provisions of our Articles of Association -- Dividends", there are no redemptive or other material rights attaching to our financing preferred shares.

Preferred shares

Effective May 1, 2001, we amended our articles to provide for the future issuance of preferred shares to an unaffiliated foundation called Stichting Van der Moolen Holding. The Stichting's object is to safeguard our interests and those of our subsidiaries in such a way that the interest of Van der Moolen Holding N.V. and all other concerned parties are safeguarded and that the continuity and independence of Van der Moolen Holding N.V. may be enforced to the maximum extent possible in the event of, for instance, a hostile takeover, by acquiring and managing our preferred shares and by exercising the rights attaching to those shares, in particular, the voting rights. On July 12, 2001, we entered into an agreement with the Stichting pursuant to which it has been granted a call option right allowing it to acquire up to the number of preferred shares of which the aggregate par value is equal to the aggregate par value of the total number of our common shares, financing preferred A shares, financing preferred B shares, financing preferred C shares, financing preferred D shares and financing preferred E shares outstanding at the time of the exercise of the right. Assuming the Stichting exercises its right in respect of the maximum number of preferred shares that could be issued pursuant to the preceding sentence, such exercise would result in the Stichting having voting rights equal to 50 per cent. of the total voting power of all of our issued and outstanding shares. Accordingly, the Stichting would be able to block or control all shareholder votes.

The Stichting may exercise its right to acquire the maximum number of shares at any time or may exercise its right in respect of blocks of preferred shares on more than one occasion. The preferred shares will be issued against payment by the Stichting of an amount equal to at least 25 per cent of the aggregate par value of the preferred shares to be issued. After the issuance of any preferred shares, we will meet with the Stichting at least two times a year to discuss whether it remains necessary for the Stichting to continue to hold the preferred shares. If we agree with the Stichting that it is no longer necessary, we will repurchase or cancel the preferred shares. In addition, at its discretion, the Stichting may require us to repurchase or cancel the preferred shares at any time after two years from the date of their original issuance.

The Stichting has entered into a standard standby facility with ING Bank which allows the Stichting to draw down the necessary financial resources in the event it decides to exercise the call option.

The Stichting is managed by a management board comprised of five members, only one of whom may be selected by our supervisory board. Each of the remaining four members must be an individual who is not:

-- a current or former managing director, supervisory director or employee of us or of any of our subsidiaries;

-- a relative of one of our managing directors or supervisory directors or those of any of our subsidiaries;

-- permanent adviser of ours or a former permanent adviser of ours, provided that this restriction will only apply for the first three years after the termination of the relationship; or

-- a managing director or employee of any banking institution with which we maintain a significant relationship.

The management board of the Stichting consists of the following persons: Mr H. Langman (chairman); Mr R.W.J.M. Bonnier; Prof. R.A.H. van der Meer; Mr J.C.T. van der Wielen; and currently, one vacant position.

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

A general meeting of shareholders may delegate this power to the management board. The resolution of a general meeting of shareholders to delegate this power determines the maximum number of shares to be issued. Our management board's authority to issue shares is limited to our authorized share capital. On April 9, 2003, our management board was authorized for a period of 15 months to issue shares until July 9, 2004. This authorization may at any time be extended for periods of up to five years. The application of this power by our management board is subject to the approval of our supervisory board.

Our shares cannot be issued below par. Our common shares and financing preferred shares must be fully paid-up upon issue. Our preferred shares may be issued on a "partly paid" basis, but not at less than 25 per cent. of the aggregate par value of the preferred shares to be issued.

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

By following the procedures as described above for further issuances of shares, a general meeting of shareholders may restrict or exclude any pre-emptive rights, and it may delegate this power to our management board. If our management board has been delegated the authority to issue shares, it can limit or exclude any pre-emptive rights as long as a general meeting of shareholders has granted it that power and our supervisory board approves. At our annual general meeting on April 9, 2003, our shareholders delegated to our management board the authority to exclude or restrict pre-emptive rights for a period of 15 months from the date of the meeting.

Acquisition by us of shares in our own capital

We may acquire our own shares if and to the extent that:

-- a general meeting of shareholders has authorized our management board to acquire the shares;

-- our shareholders' equity, after deduction of the price of acquisition, is not less than the sum of the issued and called up portion of the share capital and the reserves that provisions of Dutch law or our articles of association require us to maintain; and

-- the aggregate par value of the shares to be acquired, together with the shares in our share capital that we already hold directly, indirectly or as pledgee, does not equal more than one-tenth of the aggregate par value of our total issued share capital.

We may not acquire our own shares if they have not been fully paid-up, and any acquisition of our own shares is subject to the prior approval of our supervisory board. The authorization by a general meeting of shareholders may be for a term of up to 18 months. We and our subsidiaries may not vote shares which we or they hold.

At the annual general meeting on April 9, 2003, our management board was given the authority described above to acquire shares in our capital for a period of 15 months from the date of the meeting.

Capital reduction

If our supervisory board approves and Dutch law permits, a general meeting of shareholders can reduce our issued share capital by cancellation of shares or reduction of the nominal value of shares.

Voting rights and shareholders' meetings

We must hold annual general meetings of shareholders within six months of the end of our financial year. The annual general meeting is held, among other things, to adopt our annual accounts. We must hold extraordinary general meetings of shareholders whenever:

-- one or more shareholders together representing at least one-tenth of our outstanding share capital request it in writing, listing the topics to be discussed; and

--   our management board or our supervisory board deems necessary.

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

The management board must be notified in writing of a registered shareholder's intention to attend a general meeting of shareholders. The holders of bearer common shares can vote if an affiliated institution of NECIGEF sends a written statement as to their shareholdings to our offices. Resolutions are passed by absolute majority of votes cast unless stated otherwise in Dutch law and our articles of association. Unless a proposal to a general meeting of shareholders is made by our management board (subject to the approval of the supervisory board), a resolution can only be adopted by a general meeting of shareholders if more than half of the issued share capital is represented at the meeting.

A general meeting of shareholders can amend our articles of association or dissolve us only if the proposal thereto is made by our management board (subject to the approval of the supervisory board).

Dutch law and our articles of association do not impose any limitations on non-Dutch ownership or voting of our common shares.

Annual accounts

We have a calendar financial year. Within four months after the end of our financial year, our management board must draw up the annual accounts and a report concerning the course of business with respect to that financial year. Dutch law allows for an extension of this period by a general meeting of shareholders for a maximum of six months. The annual accounts and report are submitted to our supervisory board. Our supervisory board shall have the annual accounts audited. The annual accounts and report, together with the auditor's report and the report from our supervisory board, are submitted to the annual general meeting of shareholders for inspection, and with respect to the annual accounts, adoption. See also "Directors, Senior Management and Employees".

Dividends

Annual dividends may only be paid out of profits as shown in the adopted annual financial statements. We may not make distributions if the distribution would reduce our shareholders' equity below certain reserves required by Dutch law or our articles of association. The profits must first be used to set up and maintain reserves required by Dutch law and must then be set off against certain financial losses. The preferred shares will be paid their dividends, first, followed by the financing preferred shares. The dividends on our financing preferred shares and our preferred shares reflect market interest rates. With supervisory board approval, our management board then decides whether and how much of the remaining profit they will reserve. Any profits remaining will be paid as a dividend on the common shares. With the approval of our supervisory board and subject to Dutch law, our management board can resolve to pay an interim dividend. A general meeting of shareholders may, upon the proposal of our management board and subject to approval of our supervisory board, resolve a dividend payment to be made in full or in part in the form of shares.

We can make distributions to shareholders at the charge of one or more of our reserves except for the share premium reserves A, B, C, D and E.

Purchasers of common shares or ADSs representing such shares in the offering will be entitled to the full dividend for the financial year 2002 and subsequent financial years. Any dividends that are not claimed within five years of their declaration revert to us.

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

Failure to comply with these disclosure obligations is an economic offense and can lead to criminal prosecution as well as to administrative penalties being imposed. In addition, a civil court can impose the following measures against any person who fails to properly notify us or the Authority for the Financial Markets of the Netherlands of those holdings:

-- a court order requiring the person violating the Disclosure of Holdings Act to make disclosure in accordance with the Disclosure of Holdings Act;

-- suspension of voting rights in respect of such person's shares for a period of up to three years as determined by the court;

-- nullification of a resolution adopted by a general meeting of shareholders, if it is determined that the resolution would not have been adopted but for the exercise of the voting rights of the person who was obliged to notify, or suspension of a resolution until such time as a general meeting of shareholders has had an opportunity to make such a determination; and

-- an order to the person violating the Disclosure of Holdings Act to refrain, during a period of up to five years as determined by the court, from acquiring shares and/or voting rights.

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

We, as well as our intermediate holding companies, have been granted declarations of no objection pursuant to Section 16 of the Dutch Securities Act in connection with the holding of our interests in our securities institution subsidiaries. Further, our major shareholders and The Bank of New York have been granted declarations of no objection

(C) Material Contracts

VDM Specialists, LLC

Pursuant to the terms of the Amended and Restated Operating Agreement as amended last January 2, 2003 governing the operation of VDM Specialists, distributions to, and voting by, the members of VDM Specialists are made in proportion to each member's profit and loss percentage at the time of such distribution or vote. Through our wholly owned subsidiary, Mill Bridge IV, LLC, our profit and loss percentage is 75%.

VDM Specialists is managed by a management committee that must have at least three members. The management committee is currently composed of our wholly owned subsidiary, Mill Bridge IV, and six individual members. As a general matter, a vote of the majority of the profit and loss percentage of the members of the management committee is required for action by the committee. A quorum for any meeting consists of members of the committee holding a majority of the profit and loss percentage, but in no event fewer than three members, including two members other than Mill Bridge IV. There are supermajority voting requirements in order for the management committee to take certain corporate actions, including matters that would affect the profit and loss allocations of members, the election of any member (other than Mill Bridge IV) to serve on the committee and a change in the number of members on the committee. In addition, certain corporate actions, such as the dissolution of the company, the sale of all or substantially all of its assets, a public offering of the company and an amendment to the operating agreement, require the approval of members of the company holding an aggregate profit and loss percentage of at least 80%.

Membership interests in VDM Specialists may not be transferred without the prior written consent of the management committee, although members may elect to terminate their memberships in VDM Specialists by giving at least 90 days' prior written notice.

(D)   Exchange Controls

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

(E)    Taxation

Certain Dutch Tax Consequences for Holders of Common Shares or
ADSs

We will describe the principal tax consequences that will generally apply in the case of an investment in the common shares or ADSs under Dutch tax laws in force and in effect as of the date hereof. This description is subject to changes in Dutch law including changes that could have retroactive effect. No assurance can be given that authorities or courts in the Netherlands will agree with the description below. Not every potential tax consequence of such investment under the laws of the Netherlands will be addressed. Therefore we advise to consult your tax advisor before taking any actions.

Dutch taxation of resident shareholders

The description of certain Dutch taxes set out in this section "-- Dutch taxation of resident shareholders" is only intended for the following investors:

(1) individuals who are resident or deemed to be resident in the Netherlands and, with respect to personal income taxation, individuals who opt to be taxed as a resident of the Netherlands for purposes of Dutch taxation and who invest in the common shares or ADSs ("Dutch Individuals"), excluding individuals:

     (a) who derive benefits from the common shares or ADSs that are taxable as benefits from miscellaneous "activities" (resultaat uit overige werkzaamheden);

     (b) for whom the common shares or ADSs or any payment connected therewith may constitute employment income; or

     (c) who have a substantial interest, or a deemed substantial interest, in us; and

(2) corporate entities (including associations which are taxed as corporate entities) that are resident or deemed to be resident in the Netherlands for purposes of Dutch taxation and who invest in the common shares or ADSs ("Dutch Corporate Entities"), excluding:

     (a)  corporate entities that are not subject to Dutch corporate income tax;

     (b) pension funds (pensioenfondsen) and other entities that are exempt from Dutch corporate income tax;

     (c) corporate entities that hold common shares or ADSs, the benefits derived from which are exempt under the participation exemption (as laid down in the Dutch Corporate Income Tax Act 1969); and

     (d) investment institutions (beleggingsinstellingen) as defined in the Dutch Corporate Income Tax Act 1969.

Generally, an individual who holds common shares or ADSs will have a substantial interest if he or she holds, alone or together with his or her partner, whether directly or indirectly, the ownership of, or certain other rights over, shares representing 5% or more or our total issued and outstanding capital (or the issued and outstanding capital of any class of shares), or rights to acquire shares, whether or not already issued, that represent at any time 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of shares) or the ownership of certain profit participating certificates that relate to 5% or more of our annual profit and/or to 5% or more of our liquidation proceeds. A holder of common shares or ADSs will also have a substantial interest in us if certain relatives (including foster children) of that holder or of his or her partner have a substantial interest in us. If a holder of common shares or ADSs does not have a substantial interest a deemed substantial interest will be present if (part of) a substantial interest has been disposed of, or is deemed to have been disposed of, on a non-recognition basis.

Personal and corporate income tax

Dutch individuals not engaged or deemed to be engaged in an enterprise. Generally, a Dutch individual who holds the common shares or ADSs that are not attributable to an enterprise from which he derives profits as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net worth of such enterprise other than as an entrepreneur or a shareholder (a "Dutch Private Individual"), will be subject to a fictitious yield tax. Irrespective of the actual income or capital gains, the annual taxable benefit of all the assets and liabilities of a Dutch individual that are taxed under such regime including, as the case may be, the common shares and ADSs, is set at a fixed percentage. This percentage is 4% of the average fair market value of these assets and liabilities at the beginning and at the end of every year (minus a tax-free amount). The tax rate applicable under the fictitious yield tax is 30%.

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

Withholding tax

Dividends we distribute are generally subject to a withholding tax imposed by the Netherlands at a rate of 25%. The concept "dividends we distribute" used in this section includes, but is not limited to:

(1) distributions in cash or in kind, deemed and constructive distributions, and repayments of paid-in capital not recognized for Dutch dividend withholding tax purposes;

(2) liquidation proceeds, proceeds of redemption of the common shares or ADSs or, as a rule, consideration for the repurchase of the common shares or ADSs by us in excess of the average paid-in capital per share recognized for Dutch dividend withholding tax purposes;

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

With retroactive effect as from April 27, 2001, provisions against dividend stripping were introduced in Dutch tax law. In the case of dividend stripping, dividend withholding tax cannot be credited or refunded. Dividend stripping is deemed to be present if the recipient of a dividend is not the beneficial owner thereof and is entitled to a larger reduction or refund of dividend withholding tax than the beneficial owner of the dividends. Under the new anti dividend stripping provisions, a recipient of dividends will not be considered the beneficial owner thereof if as a consequence of a combination of transactions a person other than the recipient wholly or partly benefits from the dividends, whereby such person retains, whether directly or indirectly, an interest in the shares on which the dividends were paid. The provisions apply to the transfer of the common shares, ADSs and dividend coupons and also to transactions that have been entered into in the anonymity of a regulated stock market.

If you are a Dutch individual or Dutch Corporate Entity, we are not required to withhold dividend tax from a dividend we distribute to you to the extent that the temporary special distribution tax, discussed below in the section "-- Dutch taxation of non-resident shareholders -- Distribution tax" applies to the distribution.

Gift and inheritance taxes

A liability to gift tax will arise in the Netherlands with respect to an acquisition of the common shares or ADSs by way of a gift by an individual who is resident in the Netherlands or a corporate entity that is established in the Netherlands. A liability to inheritance tax will arise in the Netherlands with respect to an acquisition or deemed acquisition of the common shares or ADSs by way of an inheritance or bequest on the death of an individual who is resident in the Netherlands.

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

Dutch taxation of non-resident shareholders

This section describes certain Dutch tax consequences for a holder of the common shares or ADSs who is neither resident nor deemed to be resident in the Netherlands (a "Non-Resident Shareholder"). This section does not describe the tax consequences for Non-Resident Shareholders that hold the common shares or ADSs as a participation under the participation exemption as laid down in the Dutch Corporate Income Tax Act 1969.

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

See the section "-- Dutch taxation of resident shareholders" for a description of the circumstances under which your common shares and ADSs form part of a substantial interest or may be deemed to form part of a substantial interest in our company. We hereby note that both non-resident individuals and non-resident corporate entities can hold a substantial interest.

Withholding tax

Dividends we distribute are generally subject to a withholding tax imposed by the Netherlands at a rate of 25%. Reference is made to the section "-- Dutch taxation of resident shareholders -- Withholding tax" for a description of the concept "dividends distributed by us".

If you are a Non-Resident Shareholder who is a resident in the Netherlands Antilles or Aruba under the provisions of the Tax Convention of the Kingdom of the Netherlands, or who is a resident in a country that has concluded a double taxation convention with the Netherlands under the provisions of that convention, we are not required to withhold dividend tax from a dividend we distribute to you to the extent that the temporary special distribution tax discussed below in the section "-- Distribution tax" applies to the distribution.

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

Residents of the United States that qualify for, and comply with the procedures for claiming benefits under, the income tax convention between the Netherlands and the United States (the "US/NL Income Tax Treaty") generally are eligible for a reduction of the Netherlands withholding tax on dividend income to 15%, which rate may under various specified conditions be reduced to 5% if the beneficial owner is a company which holds directly at least 10% of our voting power. The US/NL Income Tax Treaty provides, subject to certain conditions, for a complete exemption or refund for dividends received by exempt pension trusts and exempt organizations, as defined therein.

Subject to compliance with the procedures for claiming benefits, a holder of common shares or ADSs will qualify for benefits under the US/NL Income Tax Treaty (an "eligible U.S. holder"), if the holder:

--   is the beneficial owner of the dividends paid on the common shares or ADSs;

--   is resident in the United States according to the US/NL Income Tax Treaty;

-- is entitled to the benefits of the US/NL Income Tax Treaty within the meaning of article 26 of the US/NL Income Tax Treaty;

-- does not carry on business in the Netherlands through a permanent establishment of which the common shares or ADSs form part of the business property;

-- does not perform independent personal services from a fixed base in the Netherlands to which the holding of the common shares or ADSs pertains; and

-- is an individual, an exempt pension trust or exempt organization as defined in the US/NL Income Tax Treaty, an estate or trust whose income is subject to U.S. taxation as the income of a resident, either in its hands or in the hands of its beneficiaries or a corporation that is not excluded from treaty benefits under the limitation on benefits provision of the US/NL Income Tax Treaty.

Eligible U.S. holders (other than an exempt pension trust or an exempt organization) of common shares or ADSs may generally claim the benefits of a reduced withholding rate at source, provided that a completed and signed Form IB 92 USA is properly filed with us in duplicate in timely fashion. Such form must include the bank affidavit appertaining to it, which has been completed and signed by a qualifying bank (banks that are bank members of the New York Stock Exchange, the American Stock Exchange and the Federal Reserve System generally qualify). Eligible U.S. holders who fail to satisfy these requirements may claim a refund of the tax withheld in excess of the applicable reduced withholding rate by filing, in duplicate, a completed and signed Form IB 92 USA, including the completed and signed bank affidavit as described above, directly with the Netherlands tax authorities within three years after the end of the calendar year in which the withholding tax was levied. Such claim must include material substantiating (i) the payment of the dividend and the imposition of the withholding tax, and (ii) the payment by us of the withholding tax to be refunded. In order to claim a further reduction of the dividend withholding tax to 5%, compliance with certain other procedures may be required. Qualifying exempt organizations are not eligible for relief at source and must claim a refund of the tax withheld by using Form IB 95 USA and complying with certain other formalities. Qualifying exempt pension trusts may generally be eligible for relief at source upon the proper and timely filing of Form IB 96 USA, in duplicate, including a completed and signed bank affidavit as described above, and including U.S. Internal Revenue Service Form 6166 with respect to the relevant year, and complying with certain other requirements.

For holders of the ADSs we have obtained from the Dutch Ministry of Finance a Special Arrangement that includes the approval to use the Elective Dividend Services offered by the Depository Trust Company. Hereunder, during the first year following the dividend payment date, holders of the ADSs meeting the requirements for tax treaty relief, other than qualifying exempt organizations as mentioned in the paragraph above, will be able to claim a refund (in whole or in part) of the Netherlands dividend withholding tax through the Bank of New York, as paying agent for the ADSs.

In the section "-- Dutch taxation of resident shareholders --
Withholding tax", certain legislation is discussed that was introduced with retroactive effect from April 27, 2001. This legislation may also be applied to deny relief from Dutch dividend withholding tax under double taxation conventions.

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

Distribution tax

We will be subject to a temporary special distribution tax at a rate of 20% to the extent that any dividends are distributed on the common shares or ADSs during the period from January 1, 2001 up to and including December 31, 2005, that are classified as "excessive". For purposes of this distribution tax, dividends are considered to be "excessive", if in any calendar year during the above-mentioned period, the total amount of dividends we distribute exceeds the highest of the following three amounts:

1) 4% of our market capitalization at the beginning of the relevant calendar year;

2) twice the amount of the average annual profit distribution (exclusive of extraordinary distributions) by reference to the three calendar years immediately preceding January 1, 2001; and

3)   our adjusted consolidated commercial result for the preceding book year.

See the section "-- Dutch taxation of resident shareholders --
Withholding tax" for a discussion of the concept, "dividends we distribute".

The temporary special distribution tax is not levied to the extent that profit distributions during the period January 1, 2001 up to and including December 31, 2005 aggregated are in excess of the balance of the assets, liabilities and provisions, calculated on the basis of the fair market value, reduced by the paid-in capital at the end of the book year that ended prior to January 1, 2001.

The distribution tax due is reduced pro rata to the extent that our common shares and ADSs were held, at the time of the distribution of the "excessive" dividends, during an uninterrupted period of three years, by individuals or entities (other than investment institutions (beleggingsinstellingen) as defined in the Dutch Corporate Income Tax Act 1969) holding at least 5% of our nominal paid-in capital, provided such shareholding is held by shareholders resident in the Netherlands, the Netherlands Antilles or Aruba, or in a country that has concluded a double taxation convention with the Netherlands. In that regard, shares that have been held since September 14, 1999 are deemed to have been held during an uninterrupted period of three years. As the distribution tax is payable by us, this reduction will inure indirectly to all ordinary shareholders, and not only to the shareholders whose shareholdings caused the reduction to apply.

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

United States Federal Income Taxation for Holders of Common Shares or ADSs

The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of common shares or ADSs. This summary applies to you only if you are a beneficial owner of common shares or ADSs and you are:

-- a citizen or resident of the United States for U.S. federal income tax purposes;

-- a corporation, or other entity treated as a corporation, created or organized under the laws of the United States or any State within the United States; or

-- an estate whose income is subject to U.S. federal income tax regardless of its source.

-- a trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantive decisions (each a "U.S. Holder").

If a partnership (including any entity that is treated as a partnership for U.S. federal tax purposes) is a beneficial owner of common shares or ADSs, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. A beneficial owner of common shares or ADSs that is a partnership, and partners in such a partnership, should consult their tax advisors about the U.S. federal income tax consequences of holding and disposing of common shares or ADSs.

An individual may, subject to certain exceptions, be deemed to be a resident of the United States by reason of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year).

This summary only applies to U.S. Holders that will hold common shares or ADSs as capital assets. This summary is based upon:

-- the current tax laws of the United States, including the Internal Revenue Code of 1986, as amended, regulations issued thereunder, and rulings and decisions currently in effect (or in some cases proposed);

-- current U.S. Internal Revenue Service practice and applicable U.S. court decisions; and

--   the income tax treaty between the United States and the Netherlands,

all of which are subject to change. Any such change may be applied retroactively and may adversely affect the U.S. federal income tax consequences described herein.

The following summary is of a general nature and does not address all U.S. federal income tax consequences that may be relevant to you in light of your particular situation. For example, this summary does not apply to:

-- investors that own (directly or indirectly) 10% or more of our voting stock;

--   banks;

--   insurance companies;

--   investors liable for the alternative minimum tax;

--   individual retirement accounts and other tax-deferred accounts;

--   tax-exempt organizations;

--   dealers in securities or currencies;

-- investors that will hold common shares or ADSs as part of straddles, hedging transactions or conversion transactions for U.S. federal income tax purposes or as part of some other integrated investment; or

--   investors whose functional currency is not the U.S. dollar.

This summary assumes that we are not a passive foreign investment company, or "PFIC", for U.S. federal income tax purposes, which we believe to be the case. Our possible status as a PFIC must be determined annually and therefore may be subject to change. If we were to be a PFIC in any year, special and possibly materially adverse, consequences would result for you. See "Passive Foreign Investment Company Considerations" below.

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

Effect of Dutch withholding taxes

As discussed in "Taxation -- Certain Dutch Tax Consequences for Holders of Common Shares or ADSs", under current law dividends that we pay to you are subject to a 25% Dutch withholding tax. If you are eligible for benefits under the US/NL Income Tax Treaty and you have complied with the procedures for claiming these benefits, the amount of this tax will be reduced to a maximum of 15% either by a reduction in withholding or by refund. You will be subject to U.S. federal income tax on the sum of the cash dividend and the amount of Dutch taxes withheld by us from the dividend. As a result, the amount of dividend income you must include in gross income for U.S. federal income tax purposes will be greater than the amount of the cash dividend that you actually receive.

Subject to statutory and regulatory limitations, you will generally be entitled either to elect a credit against your U.S. federal income tax liability, or take a deduction in computing your U.S. federal taxable income, for the amount of Dutch withholding tax imposed on dividends that we pay to you. If you are eligible for benefits under the US/NL Income Tax Treaty, you will not be entitled to a foreign tax credit for the amount of any Dutch taxes withheld in excess of the 15% maximum rate and with respect to which you can obtain a refund from the Dutch tax authorities. For purposes of computing allowable foreign tax credits for U.S. federal income tax purposes, these dividends will generally be treated as "passive income" or, in the case of holders that are predominantly engaged in the active conduct of a banking, insurance, financing or similar business for U.S. federal income tax purposes, "financial services income." In some cases, you may be unable to claim foreign tax credits, but will instead be allowed deductions, for these Dutch withholding taxes if you:

-- have not held the shares for at least 16 days in the 30-day period beginning on the date which is 15 days before the ex-dividend date; or

-- hold the shares in arrangements in which your expected profit, after non-U.S. taxes, is insubstantial.

-- are under an obligation (whether pursuant to a short sale or otherwise) to make payments with respect to positions of substantially similar or related property.

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

For Dutch tax purposes, increases in the par value of the common shares or ADSs may be treated as dividends subject to withholding tax, but ordinarily would not be treated as taxable events for U.S. federal income tax purposes. As a result, any Dutch withholding tax imposed in this case may be treated as imposed on income in the "general limitations basket" for purposes of the foreign tax credit limitation discussed above. You may not be able to utilize U.S. foreign tax credits in respect of these Dutch taxes if you do not have sufficient foreign source general limitation income from other sources.

Exchange of ADSs for Common Shares

You will not recognize taxable gain or loss if you exchange ADSs for your proportionate interest in common shares. Your tax basis in withdrawn common shares will be the same as your tax basis in the ADSs surrendered, and your holding period for the common shares will include the holding period of the ADSs.

Taxation of Capital Gains

Subject to the PFIC rules discussed below, upon a sale or other disposition of common shares or ADSs, other than an exchange of ADSs for common shares, you will generally recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized and your adjusted tax basis in the common shares or ADSs. This capital gain or loss will be long-term capital gain or loss if your holding period in the common shares or ADSs exceeds one year. If you are an individual, the maximum long-term capital gains rate is 20%, which may be further reduced to 18% if you have held the common shares or ADSs for more than five years. Any gain or loss will generally be U.S. source, except that losses will be treated as foreign source to the extent you received dividends that were treated as financial services income during the 24-month period prior to the sale.

Passive Foreign Investment Company Considerations

A foreign corporation will be a PFIC in any taxable year if:

--   at least 75% of its gross income is "passive income"; or

-- at least 50% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income.

We do not believe that we should be treated as a PFIC. Although gain from the sale or exchange of securities is generally passive income, gains from trading by our subsidiaries in their specialist stocks should be treated as active income under a special exception for dealers in securities. Although neither the U.S. Internal Revenue Service nor the courts have expressly stated that a specialist firm like VDM Specialists should be treated as a dealer in this particular context, they have treated specialist firms as dealers for other U.S. federal income tax purposes. Our possible status as a PFIC must be determined annually and therefore may change. This determination will depend in part on the proportion of securities that we and our subsidiaries are considered to hold and trade as part of our specialist activities.

There can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which you held common shares or ADSs, certain adverse consequences could apply to you.

If we were to be treated as a PFIC for any taxable year, and you do not mark your common shares or ADSs to market, as described below, gain recognized by you on a sale or other disposition of common shares or ADSs would be allocated ratably over your holding period for the common shares or ADSs. The amounts allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of common shares or ADSs in excess of 125% of the average annual distributions on common shares or ADSs received by you from us in the preceding three years or your holding period, whichever is shorter, would be subject to taxation and an interest charge in the manner described above.

Alternatively, if we were to be treated as a PFIC and the common shares or ADSs are regularly traded on a "qualified exchange," you may make a mark-to-market election with respect to your common shares or ADSs. The New York Stock Exchange, on which the ADSs are expected to be traded, is a qualified exchange for U.S. federal income tax purposes.

If you make a mark-to-market election you generally will be required to include each year as ordinary income the excess, if any, of the fair market value of the common shares or ADSs at the end of the taxable year over their adjusted basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of the common shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). If you make a mark-to-market election, your basis in the common shares or ADSs will be adjusted to reflect any such income or loss amounts. Any gain recognized on the sale or other disposition of common shares or ADSs will be treated as ordinary income.

You should consult your tax advisors concerning the consequences to you if we were to be treated as a PFIC.

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

Disclosure Requirements for U.S. Holders Recognizing Significant
Losses or Experiencing Significant Book-Tax Differences

If you claim significant losses in respect of a common shares or ADSs (generally $2 million or more for individuals and partnerships with one or more noncorporate partners, and $10 million or more for corporations and partnerships consisting solely of corporate partners), report any item or items of income, gain, expense, or loss in respect of common shares or ADSs for tax purposes in an amount that differs from the amount reported for book purposes by more than $10 million on a gross basis in any taxable year, or claim a tax credit exceeding $250,000 with respect to common shares or ADSs that you have held for less than 46 days, you may be subject to certain disclosure requirements for "reportable transactions." You should consult your own tax advisors concerning any possible disclosure obligation with respect to common shares or ADSs.

THE PRECEDING DISCUSSION IS ONLY A SUMMARY OF CERTAIN OF THE TAX IMPLICATIONS OF AN INVESTMENT IN COMMON SHARES OR ADSs BY A U.S. HOLDER. PROSPECTIVE INVESTORS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS PRIOR TO INVESTING TO DETERMINE THE TAX IMPLICATIONS OF SUCH INVESTMENT IN LIGHT OF EACH SUCH INVESTOR'S PARTICULAR CIRCUMSTANCES.

(F)    Dividends and Paying Agents

    Not applicable.

(G)    Statements by Experts

    Not applicable.

(H)    Documents on Display

We furnish The Bank of New York, as the depositary with respect to the ADSs representing our ordinary shares, with our annual reports in English, which, in the case of our Form 20-F annual report, will include annual audited consolidated financial statements prepared in conformity with U.S. GAAP. We also furnish the depositary with our interim reports to shareholders in English, which include unaudited interim consolidated financial statements prepared in conformity with Dutch GAAP, and all other materials we distribute to our shareholders. Upon receipt thereof, and if we request in writing, the depositary will promptly mail such reports to all record holders of the ADSs registered on the books of the depositary. We also will furnish to the depositary all notices of shareholders' meetings and other reports and communications that are made generally available to our shareholders. If we request in writing, the depositary will mail such notices, reports and communications received by it from us to all record holders of ADSs promptly after receipt. We will send annual reports, interim reports, all notices of shareholder meetings and other reports and communications that are generally available to our shareholders to any holder of common shares or ADSs upon request.

We will also make this annual report, our articles of association
(in English and in Dutch), and our financial statements for the years ended December 31, 2000, 2001 and 2002 (as part of our annual reports) available for collection free of charge at our head office located at Keizersgracht 307, 1016 ED Amsterdam, the Netherlands.

You may read and copy all or any portion of this annual report or any reports, statements or other information we file at the Securities and Exchange Commission's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional office of the Securities and Exchange Commission located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

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

(I)    Subsidiary Information

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

We believe that five categories of risk are applicable to our business:

--   market risk;

--   currency risk;

--   liquidity risk;

--   credit and settlement risk; and

--   legal and operational risk.

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

Market Risk

Market risk concerns the risk of price changes to equity, options and bond positions taken onto our books as part of our normal trading activity. We distinguish between intra-day and overnight market-risk. We are exposed to intra-day risk when markets are open, and therefore we can, in principle, cover such risk directly. Overnight risk arises on positions held when markets are closed, and reflects the possibility that adverse market developments occurring overnight could affect prices before the markets open the next day. At our subsidiaries that do not perform specialist functions, our risk management policy is based on the premise that, where possible, overnight risk should be avoided. Accordingly, our traders who do not perform specialist functions try to minimize the amount of inventory overnight. This policy towards overnight risk is inconsistent with specialist obligations on the New York Stock Exchange and certain other markets, as specialist traders are normally required to trade in any amount necessary to maintain an orderly market at any time during the trading day. Therefore, our policy towards overnight risk does not apply to these specialist activities. Even so, risk managers present on the floor of the exchange monitor the activities of our specialists throughout each trading day. We manage our exposure to market risk on the following basis:

-- Our traders, other than those performing specialist functions, work within limits established by the management board in consultation with the risk management department and the trader's supervisor. For options activities, these limits are defined in terms of delta, gamma, rho, theta and vega, which are mathematical descriptors of various sensitivities options have to movements in the underlying security to which they relate, the level of interest rates, the passage of time and the level of volatility, as well as size of book, so that both the value and the characteristics of exposure are all the subject of risk management.

-- In setting limits, the liquidity of the underlying instrument and any related options is a determining factor, since the risk attached to holding illiquid positions is inherently higher than that of holding positions that can readily be unwound.

-- Our independent risk control unit monitors positions overnight and, where possible, intra-day, and reports directly to the members of our management board on a daily basis. The independence of this department from direct line reporting to the trading desk helps shield it from being influenced by traders who may be tempted to exceed their limits.

-- Options positions are analyzed daily to determine their theoretical value as compared to their market price.

-- The U.K. bond activity and the Dutch bond activity carry risks resulting from the changing creditworthiness of bond issuers. Both units restrict their activities to the most liquid instruments of "investment grade" borrowers, which provides significant protection against this risk.

-- The diversity of our business also helps to reduce our overall exposure to market risk. At any given time, we are long or short a wide variety of instruments that are traded in a number of different markets in Europe and the United States. Although in accordance with our Value at Risk ("VAR") practice we do not emphasize the extent to which this reduces the risks of our activities, we believe that it does make a considerable contribution.

-- Position books are analyzed daily with VAR models and stress tests, which give estimates of the potential risk of losses in "normal" and "extreme" market conditions, respectively. Senior management is apprised of these results in detail on a daily basis. The following discussion provides greater detail about our VAR model and stress tests.

We rely partly on a VAR model to help us to measure our market risk. VAR measures, as a statistical probability, the potential loss in value to those securities that we hold. Typically our calculation horizon is one day; we look at risk on an overnight basis, although we may run a VAR calculation on an intra-day basis in specific circumstances, for example, when market conditions change rapidly or volatility is unusually high. For the VAR numbers set out in the table below, a one day time horizon and a 97.7% confidence level are used. This means that for slightly more than two days out of a 100 it is statistically probable that the potential loss in fair value will exceed the VAR amount shown in the table below. Our VAR model is a historical model that uses the last 90 days of information. This is a substantially shorter period than the VAR data used by many other firms. We believe that this short period is appropriate for a market maker and specialist which typically holds only very short-term positions, since the data series employed will more closely reflect current market circumstances. VAR calculations are performed for each trading book and an aggregate calculation is performed for all of our businesses. In calculating the aggregated VAR, our model takes account of correlations between derivatives and their underlying securities, but correlations between other instruments (for example, the equities of two different issuers) are not considered. An exception is made for index derivatives, which may be correlated with our inventory positions in their component underlying equities.

The following table sets forth our high, low and average VARs for the years ended December 31, 2001 and 2002.

               Van der Moolen Holdings
                      VAR Levels
               ------------------------
                        2001      2002
               -------------- ---------
                    (EUR millions)
High                    16.0       9.0
Low                      5.5       2.0
Average                 10.5       5.5

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

As a result, management does not rely on VAR models alone in its risk management. The output of the VAR model is supplemented with various "stress" tests, largely to analyze our risks during more extreme market conditions. "Stress" modeling consists largely of substituting historical extremes of volatility, correlations and other relevant parameters for the 90-day data used in the standard VAR calculations. We generally apply these models only to our trading books and not to the firm as a whole. "Stress tests" are essentially ad hoc supplements to more routine VAR analyses, but we attempt to systematize them. Further, since "stress" is largely dependent on the trading behavior and financing of our particular business operations, our risk managers seek to develop tests that specifically address the identified risks to our businesses. While we recognize that there are limits to the predictive power of VAR analysis, we believe that by supplementing it with "stress" analyses, we are able to obtain an appropriate picture of our risk profile at any given time.

At our subsidiaries in Europe and at Van der Moolen Options USA and Cohen, Duffy, McGowan in the United States, position data is entered into the model in real time, while New York Stock Exchange data is transmitted the next day after the opening of the market due to New York Stock Exchange confidentiality requirements. Risk management on the New York Stock Exchange is the responsibility of employees of VDM Specialists who are physically present on the floor of the exchange throughout the trading day; overnight positions are transmitted to Amsterdam for further analysis. Derivative trading books are analyzed for sensitivity to option price determinants, such as delta, gamma, theta and vega, and position limits are also placed on exposure to these. Our U.K. bond trading book monitors exposure to specific issuers as well as to broad categories of issuers, such as telecommunications, utilities and banks, and places position limits on its exposure to them. With the creation of new fixed income-related activities in 2001, our group-wide yield curve exposure has increased, and consequently we have added this functionality to our risk monitoring systems to allow them to analyze this exposure and to establish trading limits for it.

We believe that with an average of over 75,000 transactions per day, diversified across a broad range of issuers, products, exchanges and trading systems in various markets in Europe and the United
States, we are able to achieve a balanced risk profile.

Currency Risk

We are affected by three types of currency risk. The first is the effect of translation gains or losses on our results of operations. This results from expressing our financial statements in euros when the majority of the revenues and expenses of our subsidiaries are denominated in U.S. dollars. If the U.S. dollar depreciates relative to the euro, our net income as reported in euros will be proportionately less than it would otherwise have been. Secondly, we are exposed to currency risk when, in the course of preparing our balance sheet, we translate into euros assets and liabilities denominated in currencies other than the euro. If the euro depreciates relative to those currencies, the translated value of those assets and liabilities will be affected, and the net effect is charged or credited to shareholders' equity. Finally, we are also exposed to currency risk from trading positions denominated in any currency other than the euro and from earnings arising from group companies operating outside the Euro-zone. In order to manage and address these various currency risks, we employ the following policies:

-- Foreign currency exposure on security positions held on the books of our various subsidiaries is hedged immediately into the local currency of the subsidiary.

-- Foreign currency exposure arising from financial fixed assets, such as foreign equity participations, is generally not hedged. Negative changes in the value of these assets resulting from currency movements are charged directly to shareholders' equity and consequently do not affect our operating earnings.

-- Foreign currency receivables, such as dividend payments from participations and payments on inter-company debt, are generally hedged when realized.

In early 2003, we departed from our normal practice and purchased
U.S. dollar put options in order to create a "stop loss" on the translation exposure arising on our U.S. dollar denominated net income in 2003 at a strike price of $1.075 per euro net of hedging costs. This means in practice that the impact of a further appreciation of the euro against the U.S. dollar above $1.075 per euro will have a limited effect on net income in 2003.

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

Credit and Settlement Risk

For our businesses that trade on exchanges, the credit risk that could result from counterparties defaulting is limited, and their settlement risks are essentially transferred to recognized clearing organizations. The exception to this is the market making debt business of Van der Moolen U.K., which trades outside of exchange frameworks. Van der Moolen U.K.'s exposure to counterparties is monitored closely and is subject to limits. Minimum standards for the credit quality of its counterparties have been established, and the credit quality of its counterparties is monitored on a continuing basis. Other than stock lending and borrowing, loans to third parties are generally restricted to group companies or to participations over which we exercise significant management control.

Legal and Operational Risk

For those of our businesses that trade solely on exchanges, legal and operational risks are reduced by the exchanges themselves, which establish standard conditions of trade designed precisely for this purpose. In addition, the use of third parties' trading systems and clearing structures effectively transfers such risks to those parties. Van der Moolen U.K.'s bond market making business runs notable operational risks, since it does not generally execute through exchanges, and will settle its trades itself. The risk that its trades could fail, either through its inability to deliver cash or securities or a similar failure on the part of its counterparties, is reduced by the trade matching functionality of the Bloomberg ((TM)) system through which most of its business is transacted, by the trade-reporting system of EuroMTS and by use of a computerized settlement system provided by MIS Capital Banking Systems Ltd. However, we believe that maintaining a high quality operations staff and monitoring all transactions from execution to final settlement is this business's best protections against operational risk.

All of our operations are vulnerable to operational risks that can result from damage to our own facilities, the facilities of the exchanges on which we operate and to communications and other infrastructure. Where possible, our own facilities and systems and those of the exchanges and infrastructure providers have multiple back-up systems, which reduces the risk that we would be prevented by damage to any one facility or system from being able to carry out our business. However, the attack on the World Trade Center on September 11, 2001 revealed that even these precautions may not always be sufficient to maintain the continuity of our business. While this event has caused us to review our back up facilities and procedures, and as a result we took relevant emergency-preparedness measures, the possibility of such disruption of our business can never be completely eliminated.

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

Item 15: CONTROLS AND PROCEDURES

Within the 90-day period prior to the filling of this Annual
Report, an evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-14(c) under the Securities Exchange Act of 1934). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective. No significant changes were made in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their most recent evaluation.

Item 16: RESERVED

                                    PART III

Item 17: FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

Item 18: FINANCIAL STATEMENTS

The following financial statements and related schedules, together with the report of PricewaterhouseCoopers N.V. thereon, are filed as part of this annual report:

Index to U.S. GAAP Consolidated Financial Statements

                                                                           Page

Report of Independent Accountants                                           F-1
Audited Consolidated Financial Statements:
Consolidated Statements of Financial Condition at December 31, 2002 and
 2001                                                                       F-2
Consolidated Statements of Income for the years ended December 31, 2002,
 2001 and 2000                                                              F-3
Consolidated Statements of Comprehensive Income for the years ended
 December 31, 2002, 2001 and 2000                                           F-4
Consolidated Statements of Shareholders' Equity for the years ended
 December 31, 2002, 2001 and 2000                                           F-5
Consolidated Statements of Cash Flows for the years ended December 31,
 2002, 2001 and 2000                                                        F-8
Notes to Consolidated Financial Statements                                  F-9

Index to Dutch GAAP Financial Statements

Summary of Significant Accounting Differences Between Dutch GAAP and
 U.S. GAAP                                                                  A-1
Selected Dutch GAAP Financial Data                                          A-3

Item 19: EXHIBITS

The following instruments and documents are included as exhibits to this annual report.

Exhibit Number    Description
----------------  --------------------------------------------------------------------
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

2.2**             Form of American Depositary Receipt.

4.1**             Amended and Restated Operating Agreement of VDM Specialists, LLC.

8*                Subsidiaries of the registrant.

12.1*             Certification of the Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

12.2*             Certification of the Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

12.3*             Certification of the Chief Executive Officer pursuant to 18 U.S.C.
                   section 1350, as adopted pursuant to section 906 of the Sarbanes-
                   Oxley Act of 2002.

12.4*             Certification of the Chief Financial Officer pursuant to 18 U.S.C.
                   section 1350, as adopted pursuant to section 906 of the Sarbanes-
                   Oxley Act of 2002.

*    Filed herewith.

** Incorporated by reference to the Company's Registration Statement on Form 20-F (SEC File No. 333-1-16731) filed with the Securities and Exchange Commission on October 15, 2001.

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                        VAN DER MOOLEN HOLDING N.V.

                        By:     /s/ Friedrich M.J. Bottcher
                           --------------------------------
                        Name:   Friedrich M.J. Bottcher
                        Title:  Chairman of the Management Board

                        By:     /s/ Frank F. Dorjee
                           --------------------------------
                       Name:     Frank F. Dorjee
                       Title:    Chief Financial Officer, Member of the
                                 Management Board

                        By:     /s/ James P. Cleaver, Jr.
                           --------------------------------
                       Name:     J.P. Cleaver, Jr.
                      Title:     Member of the Management Board

                       By:     /s/ Casper F. Rondeltap
                           --------------------------------
                       Name:     C.F. Rondeltap
                      Title:     Member of the Management Board

    Date: June 27, 2003