Form 20-F
period 2003-12-31
VAN DER MOOLEN HOLDING NV
filed 2004-06-25
CIK 1072245

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 25, 2004

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 13(g) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2003
                                       OR

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


           TITLE OF EACH CLASS         NAME OF EACH EXCHANGE ON WHICH REGISTERED
       Common shares of EUR 0.08 each          New York Stock Exchange*
American Depositary Shares, each of which      New York Stock Exchange
       represents one common share



* Not for trading, but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
                                      None
                                (TITLE OF CLASS)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:


                                      None
                                (TITLE OF CLASS)

Number of outstanding shares of each of the registrant's classes of capital or common stock as of December 31, 2003, the close of the period covered by the annual report:

                            37,537,100 common shares
                      251,000 financing preferred A shares
                      391,304 financing preferred B shares

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

                                 Yes [X] No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow:

                             Item 17 [ ] Item 18 [X]

                                TABLE OF CONTENTS


                                                                                                              PAGE
      Presentation of Financial and Other Information...........................................................  2

      Forward-Looking Statements................................................................................  3

      PART I

        Item 1:   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.........................................  4

        Item 2:   OFFER STATISTICS AND EXPECTED TIMETABLE.......................................................  4

        Item 3:   KEY INFORMATION...............................................................................  4

        Item 4:   INFORMATION ON THE COMPANY.................................................................... 22

        Item 5:   OPERATING AND FINANCIAL REVIEW AND PROSPECTS.................................................. 40

        Item 6:   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.................................................... 64

        Item 7:   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS............................................. 73

        Item 8:   FINANCIAL INFORMATION......................................................................... 75

        Item 9:   THE OFFER AND LISTING......................................................................... 79

        Item 10:  ADDITIONAL INFORMATION........................................................................ 81

        Item 11:  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK....................................100

        Item 12:  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES........................................104

      PART II

        Item 13:  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES...............................................105

        Item 14:  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS..................105

        Item 15:  CONTROLS AND PROCEDURES.......................................................................105

        Item 16A: AUDIT COMMITTEE FINANCIAL EXPERT..............................................................105

        Item 16B: CODE OF ETHICS................................................................................105

        Item 16C: PRINCIPAL ACCOUNTING FEES AND SERVICES........................................................105

        Item 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES....................................106

        Item 16E: PURCHASES OF EQUITY SECURITIES BY ISSUER AND AFFILIATED PURCHASERS............................106

      PART III

        Item 17:  FINANCIAL STATEMENTS..........................................................................108

        Item 18:  FINANCIAL STATEMENTS..........................................................................108

        Item 19:  EXHIBITS......................................................................................109

                 PRESENTATION OF FINANCIAL AND OTHER INFORMATION

We prepare our financial statements on a consolidated basis in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). U.S. GAAP selected consolidated financial information as of and for the years ended December 31, 1999, 2000, 2001, 2002 and 2003, together with our U.S. GAAP consolidated financial statements and the notes thereto as of and for the years ended December 31, 2001, 2002 and 2003, are set forth elsewhere in this annual report. We will continue to prepare our annual financial statements on a consolidated basis in accordance with U.S. GAAP, as well as in accordance with generally accepted accounting principles in the Netherlands ("Dutch GAAP"). We will prepare our annual financial statements in accordance with International Financial Reporting Standards for the year ending December 31, 2005, at which time we will cease producing our annual financial statements in accordance with Dutch GAAP. All of the financial information presented in this annual report has been prepared in accordance with U.S. GAAP.

In this annual report, we have translated euro amounts into dollars at an exchange rate of EUR 1.00 to $1.2597, the December 31, 2003 noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, solely for the convenience of the reader. You should not construe these translations as representations that the euro amounts actually represent such dollar amounts or that we could convert these amounts into dollars at the rate indicated. On June 17, 2004, the noon buying rate was EUR 1.00 to $1.2040. See "Key Information -- Selected Consolidated Financial Data -- Exchange Rate Information" for historical information regarding the exchange rate of dollars for the euro.

                           FORWARD-LOOKING STATEMENTS

This annual report and the documents incorporated by reference herein contain forward-looking statements within the meaning of, and which have been made pursuant to, the Private Securities Litigation Reform Act of 1995. All statements regarding our future financial condition, results of operations and business strategy, plans and objectives are forward-looking. Statements containing the words "anticipate", "believe", "intend", "estimate", "expect", "hope" and words of similar meaning are also forward-looking. In particular, the following are forward-looking in nature: statements with regard to strategy and management objectives; pending or potential acquisitions; pending or potential litigation; future revenue sources; the effects of changes or prospective changes in regulation or structure of the securities exchanges on which our subsidiaries operate in the United States and Europe; and trends in results, operations and the markets in which our subsidiaries operate.

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


ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.


ITEM 3: KEY INFORMATION

(A) SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected U.S. GAAP historical financial data in conjunction with "Operating and Financial Review and Prospects", as well as our consolidated financial statements and the notes thereto, which we have included elsewhere in this annual report. We refer herein to our consolidated financial statements and the notes thereto as our U.S. GAAP consolidated financial statements. Our U.S. GAAP consolidated financial statements have been audited by PricewaterhouseCoopers Accountants N.V., independent auditors. The profit and loss data contained in our U.S. GAAP consolidated financial statements for the years ended December 31, 2001, 2002 and 2003 and the balance sheet data for the years ended December 31, 2002 and 2003 have been adjusted in accordance with SFAS No. 144 to reflect the impact of discontinued operations. See note 3 to our U.S. GAAP consolidated financial statements for further information relating to SFAS No. 144. Selected consolidated financial data for the years ended December 31, 1999, 2000 and 2001 have been adjusted accordingly for comparative purposes. We have included a convenience translation of euro amounts into dollars for the following selected U.S. GAAP financial data as of and for the year ended December 31, 2003 at the noon buying rate on December 31, 2003 of EUR 1.00 = $1.2597. You should not construe these translations as representations that the euro amounts actually represent such dollar amounts or that we could convert these amounts into dollars at the rate indicated.

                                                             FOR THE YEAR ENDED DECEMBER 31,
                                        -------------------------------------------------------------------------
                                            1999         2000        2001         2002        2003         2003
                                        -----------  ----------- -----------    ---------  ----------    --------
                                                 (IN EUR MILLIONS, EXCEPT PER SHARE DATA)                   (IN $
                                                                                                        MILLIONS,
                                                                                                       EXCEPT PER
                                                                                                            SHARE
                                                                                                            DATA)
 CONSOLIDATED PROFIT AND LOSS
 ACCOUNT DATA:
 Revenues:
   Specialist activities................ EUR  129.6   EUR  281.8  EUR  236.0    EUR 226.1   EUR 101.3      $127.6
   Commission income....................       33.5         39.0        38.5         35.0        28.1        35.4
   Proprietary trading/market
     making activities..................       51.8        119.2        66.5         50.5        25.2        31.7
   Net interest income from stock
     lending activities.................        4.1          6.3         5.1          4.2         3.4         4.3
                                        -----------  ----------- -----------   ----------  ----------    --------
 Total revenues from continuing
   operations........................... EUR  219.0   EUR  446.3  EUR  346.1    EUR 315.8   EUR 158.0      $199.0
                                        -----------  ----------- -----------    ---------  ----------    --------
 Expenses:
   Exchange, clearing and
     brokerage fees.....................       17.4         26.7        29.6         37.1        25.9        32.6
   Employee compensation and
     benefits(1)........................       53.8        120.0        90.7         82.0        44.7        56.3
   Lease of exchange memberships .......        3.6          9.0        13.1         16.7        14.0        17.6
   Information and communication
     expenses...........................        4.1          4.9         5.1          5.0         3.7         4.7
   General and administrative
     expenses(2)........................       14.3         19.0        29.7         20.6        12.5        15.7
   Depreciation and amortization........       12.3         17.6        22.2         11.0         9.1        11.5
   Provision for NYSE/SEC
     investigation......................         --           --          --           --        45.7        57.6
   Impairment of intangible fixed
     assets.............................         --           --          --         13.4        52.6        66.3
   Impairment of other assets...........         --           --          --           --         0.9         1.1
                                        -----------  ----------- -----------    ---------  ----------    --------
   Total expenses....................... EUR  105.5   EUR  197.2  EUR  190.4    EUR 185.8   EUR 209.1      $263.4
                                        -----------  ----------- -----------    ---------  ----------    --------
   Income/(loss) from continuing
     operations......................... EUR  113.5   EUR  249.1  EUR  155.7    EUR 130.0   EUR (51.1)     $(64.4)
                                        -----------  ----------- -----------    ---------  ----------    --------
   Income/(loss) from associates........        8.7          0.2        (0.1)         0.3          --          --
   Gain on disposal of long-term
     investments and associates.........       66.3         10.9        29.8          0.4         0.9         1.1
   Interest expense, net................       (2.2)        (6.4)      (10.3)       (13.7)       (9.7)      (12.2)
   Interest expense, capital
     subject to mandatory
     redemption, net(1).................         --           --          --           --        (2.4)       (3.0)
   Other income.........................        4.7          1.5         7.8          5.2         6.1         7.7
                                        -----------  ----------- -----------    ---------  ----------    --------
   Income/(loss) from continuing
     operations before income
     taxes(3)........................... EUR  191.0   EUR  255.3  EUR  182.8    EUR 122.2   EUR (56.2)     $(70.8)
                                        -----------  ----------- -----------    ---------  ----------    --------
   Provision for income taxes(2)........      (75.7)       (85.9)      (46.7)       (38.4)       15.7        19.8

                                                             FOR THE YEAR ENDED DECEMBER 31,
                                        -------------------------------------------------------------------------
                                            1999         2000        2001         2002        2003         2003
                                        -----------  ----------- -----------    ---------  ----------    --------
                                                 (IN  EUR  MILLIONS, EXCEPT PER SHARE DATA)                 (IN $
                                                                                                        MILLIONS,
                                                                                                       EXCEPT PER
                                                                                                            SHARE
                                                                                                            DATA)
 CONSOLIDATED PROFIT AND LOSS
 ACCOUNT DATA:

   Minority interest(1).................      (22.2)       (45.4)      (34.4)       (35.3)         --          --
                                        -----------  ----------- -----------    ---------  ----------    --------
   Net income/(loss) from
     continuing operations..............       93.1        124.0       101.7         48.5       (40.5)      (51.0)
                                        -----------  ----------- -----------    ---------  ----------    --------
   Net income/(loss) from
     discontinued operations(3).........        2.1          0.2        (9.6)       (18.4)      (18.1)      (22.8)
                                        -----------  ----------- -----------    ---------  ----------    --------
   Net income/(loss).................... EUR   95.2   EUR  124.2  EUR   92.1    EUR  30.1  EUR  (58.6)     $(73.8)
                                        ===========  =========== ===========    =========  ==========    ========
   As adjusted to reflect our
     three-for-one stock split that
     took effect on May 1, 2001:
   Basic earnings per share(4).......... EUR   2.56   EUR   3.28  EUR   2.34    EUR  0.71  EUR  (1.55)     $(1.95)
   Diluted earnings per share(5).......  EUR   2.51   EUR   3.25  EUR   2.32    EUR  0.71  EUR  (1.55)     $(1.95)
   Basic earnings per share from
     discontinued operations............ EUR   0.06   EUR   0.01  EUR  (0.25)   EUR (0.48) EUR  (0.48)     $(0.60)
   Diluted earings per share from
     discontinued operations............ EUR   0.06   EUR   0.01  EUR  (0.25)   EUR (0.47) EUR  (0.48)     $(0.60)

                                                                     AS OF DECEMBER 31,
                                        -------------------------------------------------------------------------
                                            1999         2000        2001         2002        2003        2003
                                        -----------  ----------- -----------    ---------  ----------  ----------
                                                    (IN  EUR  MILLIONS)                                     (IN $
                                                                                                        MILLIONS)
 CONSOLIDATED BALANCE SHEET DATA:
 Assets:
 Cash and cash equivalents.............. EUR   66.4   EUR   65.5  EUR  292.3    EUR 293.0   EUR 249.1      $313.8
    Cash segregated under federal
      and other regulations.............        9.3          0.5         0.6           --          --          --
    Securities purchased under
      agreements to resell..............       54.7        156.4        11.3           --          --          --
    Receivable from clearing
      organizations and
      professional parties..............       86.1        120.7       729.0        364.7        69.2        87.2
    Securities owned, at market
      value(6)..........................      518.5        473.4       846.1        393.7       227.2       286.2
    Not readily marketable
      financial instruments.............        4.4          6.4         0.2          0.1         0.1         0.1
    Loans receivable....................       31.4         25.8        19.7         11.9        11.9        15.0
    Stock borrowed.....................     1,165.5      1,469.6     1,685.0      1,102.1     1,445.4     1,820.8


                                                                     AS OF DECEMBER 31,
                                        ---------------------------------------------------------------------------
                                            1999         2000         2001        2002        2003          2003
                                        -----------  -----------  -----------  ----------- ------------  ----------
                                                       (IN  EUR  MILLIONS)                                    (IN $
                                                                                                          MILLIONS)
    Memberships in exchanges:
      Owned,  at cost (market  value of
       EUR 21.9  million,   EUR 20.8
       million,  EUR 28.0 million,
       EUR 20.6 million
       and  EUR 12.1 million
       respectively)...................        17.8         19.2         21.5         18.1         13.3        16.8
       Contributed by members, at
         market value...................       18.3         15.0         27.5         21.0          9.5        12.0
 Deferred tax assets, net...............         --           --           --           --          6.0         7.6
 Property and equipment, net............        7.3          7.9         11.1          8.4          5.9         7.4
 Goodwill, net..........................      112.2        129.0        176.5        141.9         59.4        74.8
 Other intangible assets, net...........      146.0        212.0        293.7        266.7        208.1       262.1
 Held-for-sale assets(7)................         --           --           --        501.1        417.7       526.2
 Other assets...........................       52.9         41.1         35.7         29.4         39.9        50.3
                                        -----------  -----------  -----------  ----------- ------------  ----------
 Total assets.........................  EUR 2,290.8  EUR 2,742.5  EUR 4,150.2  EUR 3,152.1  EUR 2,762.7    $3,480.2
                                        ===========  ===========  ===========  =========== ============  ==========
 Liabilities and shareholders'
 equity:
 Liabilities:
 Short-term borrowings..................   EUR  3.1      EUR 6.5     EUR 46.7    EUR  28.4    EUR  60.3    $   76.0
 Payable to clearing
    organizations and
    professional parties................      108.9         70.3        151.9         40.2         10.0        12.6
 Securities sold, not yet
    purchased, at market value(6).......      416.6        403.8      1,249.0        651.1        231.6       291.7
 Stock loaned..........................     1,152.7      1,446.7      1,690.6      1,126.6      1,444.1     1,819.1
 Current taxes payable..................       12.3         39.3         19.0         20.8          7.8         9.8
 Accounts payable, accrued
    expenses, and other
    liabilities.........................       43.4         94.6         61.8         22.3         26.0        32.8
 Held-for-sale liabilities(7)...........         --           --           --        473.1        403.5       508.3
 Provision for NYSE/SEC
    investigation.......................         --           --           --           --         45.7        57.6
 Deferred tax liabilities, net..........        6.1         10.1         17.1         11.5          2.8         3.5
 Notes payable..........................       71.6         17.5         69.6          7.3          6.9         8.7
 Capital subject to mandatory
    redemption..........................         --           --           --           --         17.4        21.9
 Subordinated borrowings:
 Subordinated notes.....................       45.5         74.6        180.4        197.3        149.0       187.7
 Memberships in exchanges,
    contributed by members, at
    market value........................       18.3         15.0         27.5         21.0          9.5        12.0
 Minority interest......................       21.7         26.7         31.6         29.2           --          --


                                                                     AS OF DECEMBER 31,
                                        ---------------------------------------------------------------------------
                                            1999         2000         2001        2002        2003          2003
                                        -----------  -----------  -----------  ----------- ------------  ----------
                                                       (IN  EUR  MILLIONS)                                    (IN $
                                                                                                          MILLIONS)


Shareholders' equity:
    Financing preferred A shares,
       EUR 0.60(8)  par value,
       authorized  1,200,000  shares,
       issued and outstanding 216,000,
       236,000, 241,000, 251,000 and
       251,000 shares, respectively.....        0.1          0.1          0.1          0.1          0.1         0.1
    Financing preferred B shares,
       EUR  0.60(8) par value,
       authorized 1,200,000 shares, issued
       and outstanding 391,304 shares.....       0.2          0.2          0.3          0.3          0.3         0.4
    Common shares,  EUR 0.08(8) par
      value, authorized
      54,000,000 shares, issued
      and outstanding 34,569,018,
      37,061,811, 37,502,455,
      38,419,282 and 38,419,282
      shares............................        2.6          2.8          3.0          3.1          3.1         3.9
    Treasury shares.....................       (3.2)          --           --           --         (8.1)      (10.2)
    Additional paid-in capital..........      190.5        229.9        242.8        272.3        277.1       349.1
    Retained earnings...................      174.4        257.8        289.3        275.1        189.1       238.2
    Accumulated other
      comprehensive income..............       26.0         46.6         69.5        (27.6)      (113.5)     (143.0)
                                        -----------  -----------  -----------  ----------- ------------  ----------
 Total shareholders' equity.............EUR   390.6  EUR   537.4  EUR   605.0   EUR  523.3  EUR   348.1      $438.5
                                        -----------  -----------  -----------  ----------- ------------  ----------
 Total liabilities and
 shareholders' equity.................. EUR 2,290.8  EUR 2,742.5  EUR 4,150.2  EUR 3,152.1  EUR 2,726.7    $3,480.2
                                        ===========  ===========  ===========  =========== ============  ==========




                                                      AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                        ---------------------------------------------------------------
                                            1999         2000         2001        2002        2003
                                        -----------  -----------  -----------  ----------- ------------
OTHER FINANCIAL AND OPERATING DATA:
   Pre-tax return on equity(9).........       44.1%         39.1%        21.8%        10.5%       (24.1%)
   Percent of revenues(10):
   Specialist activities...............       59.1%         63.2%        68.2%        71.6%        64.1%
   Commission income...................       15.3%          8.7%        11.1%        11.1%        17.8%
   Proprietary trading/market making
     activities........................       23.7%         26.7%        19.2%        16.0%        15.9%
   Net interest income from stock
     lending activities................        1.9%          1.4%         1.5%         1.3%         2.2%
Weighted average number of common
     shares outstanding(11)............  36,072,044    36,990,191   38,139,964   38,388,043   37,797,329
VDM Specialists USA, LLC:
   Number of common stock listings.....         173           239          388          379          383

------------------

(1) We adopted SFAS No. 150 as from January 1, 2003 and as of that date minority interest is presented as capital subject to mandatory redemption in the Consolidated Statement of Financial Condition. As from and including the year ended December 31, 2003, all income distributable to our minority members is recorded as interest expense and any net loss as a reduction of interest expense. Prior year amounts have not been reclassified, except that interest on minority members' capital contributions previously reported in 1999, 2000, 2001 and 2002 as a component of employee compensation and benefits has been reclassified to minority interest.

(2) Unincorporated business tax expenses are included within provision for income taxes. For the years ended December 31, 1999, 2000 and 2001 these expenses have been reclassified from general and administrative expenses to provision for income taxes for consistency purposes.

(3) Discontinued operations is comprised of Cohen, Duffy, McGowan, Kenny & Co., Van der Moolen Opties Amsterdam B.V. and Van der Moolen UK, Ltd.

(4) Calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding. See note 20 to our U.S. GAAP consolidated financial statements.

(5) Calculated in the same manner as basic earnings per common share and reflects the dilutive effect of the common shares deliverable pursuant to stock options and warrants. See note 20 to our U.S. GAAP consolidated financial statements.

(6) Positions in ADRs and shares arising from arbitrage activities are reflected gross in the balance sheet at December 31, 2003. Prior year data has been adjusted accordingly.

(7) Held-for-sale assets and held-for-sale liabilities represent assets and liabilities of Van der Moolen UK, Ltd.

(8) As a result of our having amended our articles of association on May 1, 2001, the par value of our financing preferred A shares, financing preferred B shares and common shares was changed from NLG 1.25, NLG 1.25 and NLG 0.50 to EUR 0.60, EUR 0.60 and EUR 0.08, respectively.

(9) Pre-tax return on equity is calculated by dividing income before income taxes less minority interests (including from discontinued operations) by shareholders' equity.

(10) Revenues  as a  percentage  of  revenues  from  continuing  operations.

(11) As adjusted to reflect our three-for-one stock split that took effect on May 1, 2001. The weighted average number of shares for reporting periods is adjusted for the issue of stock dividends.

EXCHANGE RATE INFORMATION

Unless otherwise stated, we present all of the financial information in this annual report in euros. The majority of our revenues and expenses is denominated in dollars. In addition, a certain portion of our revenues and expenses is denominated in currencies other than the dollar, which are not linked to the euro, in particular British pounds sterling and Swiss francs. To the extent the euro appreciates relative to the dollar or other non-euro-linked currencies in which our subsidiaries report, our revenues will be adversely affected.

The following tables present information concerning the exchange rate of dollars to the euro. Amounts are expressed in dollars per EUR 1.00 during the relevant period. These amounts are indicative only and are not necessarily the same rates at which we translated dollars into euro during any of the financial periods discussed in this annual report.


FOR THE YEAR ENDED DECEMBER 31,       RATE AT PERIOD END       AVERAGE(1)             HIGH              LOW
-----------------------------------   -------------------  ---------------  ---------------   --------------
1999...............................               1.0062           1.0660           1.1899           0.9990
2000...............................               0.9427           0.9238           1.0414           0.8230
2001...............................               0.8895           0.8961           0.9594           0.8352
2002...............................               1.0492           0.9506           1.0505           0.8565
2003...............................               1.2595           1.1419           1.2647           1.0336

------------------------
Source: Bloomberg.

(1) Calculated by using the average of the exchange rates on the last day of each month during the relevant period.

                                                                 RATE AT
FOR THE MONTH ENDED                                            PERIOD END             HIGH              LOW
---------------------------------------------------------  ---------------  ---------------   --------------
December 31, 2003.......................................           1.2595           1.2647           1.1937
January 31, 2004.........................................          1.2478           1.2898           1.2335
February 29, 2004........................................          1.2493           1.2928           1.2373
March 31, 2004...........................................          1.2316           1.2928           1.2047
April 30, 2004...........................................          1.1980           1.2389           1.1761
May 31, 2004.............................................          1.2188           1.2297           1.1772

----------------------
Source: Bloomberg.

The noon buying rate for the euro on June 17, 2004 was EUR 1.00 = $1.2040. Fluctuations in the exchange rate between the euro and the dollar will affect the dollar equivalent of the price of the common shares on Euronext, which will likely affect the market price of the American Depositary Shares ("ADSs") on the New York Stock Exchange. These fluctuations will also affect the dollar amounts received by owners of ADSs on the conversion of any dividends we pay in euro on the common shares.

(B) CAPITALIZATION AND INDEBTEDNESS

Not applicable.

(C) REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

(D) RISK FACTORS

WE HAVE LISTED BELOW FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS. ADDITIONAL FACTORS NOT PRESENTLY KNOWN TO US, OR THAT WE CURRENTLY DEEM IMMATERIAL, MAY ALSO IMPAIR OUR BUSINESS OPERATIONS. THESE FACTORS SHOULD BE CONSIDERED CAREFULLY, TOGETHER WITH THE INFORMATION AND FINANCIAL DATA SET FORTH IN THIS DOCUMENT.


RISKS ASSOCIATED WITH THE COMPANY


WE DEPEND HEAVILY ON OUR NEW YORK STOCK EXCHANGE SPECIALIST ACTIVITIES, AND IF REVENUES DECLINE, IT WOULD HAVE A MATERIAL EFFECT ON OUR RESULTS OF OPERATIONS AND CASH FLOWS.


We derive a substantial majority of our revenues (78.5%, 82.9% and 78.7% of total revenues in 2001, 2002 and 2003, respectively) from our New York Stock Exchange specialist subsidiary, Van der Moolen Specialists USA, LLC, which we refer to in this annual report as VDM Specialists or Van der Moolen Specialists. The recent difficult global market and economic conditions have resulted in a decline in VDM Specialists' revenues from EUR 262.4 million in 2001 and EUR
266.7 million in 2002 to EUR 133.1 million in 2003. If conditions do not improve or decline further, our revenues could continue to be adversely affected. In addition, if demand for its specialist services fails to grow or declines, our potential revenue growth would be adversely affected. We expect our New York Stock Exchange specialist activities to continue to account for a significant portion of our revenues for the foreseeable future. Our future success will depend on:

     o development in trading volumes with an appropriate level of volatility;

     o VDM Specialists' success in being chosen to act as specialist for newly listed companies;

     o VDM Specialists' ability to respond to regulatory and technological changes;

     o VDM Specialists' ability to respond to changing demands in the marketplace; and

     o the impact of alternative trading systems and other "third market" execution venues on the volume of trading through specialists on the New York Stock Exchange.

FUTURE NEW YORK STOCK EXCHANGE INITIATIVES MAY LOWER THE REVENUES FROM OUR VDM SPECIALISTS BUSINESS SEGMENT.

The New York  Stock  Exchange  may,  on its own  initiative  or in  response  to regulatory or legislative requirements, change aspects of its trading procedures, or of its capital, trade reporting, compliance or other membership requirements, in ways that may adversely affect our ability to generate revenues from our New York Stock Exchange activities or raise our cost of doing so. Similar changes may adversely affect our ability to generate revenues, operating profit and cash flows from our activities on any other exchange as well. Such changes may be imposed without compensation or right of appeal, and the effects of any such changes proposed may not be easily forecast or even, after their imposition, determined.

On February 26, 2004, the SEC issued Regulation NMS which contains numerous new rules which, if adopted as proposed, could have a material adverse effect on our business, results of operations and cash flows. The effects of these changes are difficult to predict, but they may result in an increase in the number of orders for New York Stock Exchange listed shares that are executed off of the New York Stock Exchange floor, which may reduce our revenues from our New York Stock Exchange floor activities.

We cannot be certain that any changes to New York Stock Exchange practice, or changes to the practice on other exchanges where we are active, will not have a negative effect on our ability to earn revenues, operating profits and cash flows from our activities on those exchanges.


WE DEPEND SIGNIFICANTLY ON REVENUES FROM OUR SPECIALIST ACTIVITIES FOR A SMALL GROUP OF COMPANIES LISTED ON THE NEW YORK STOCK EXCHANGE, AND THE LOSS OF ANY OF THEM COULD REDUCE OUR REVENUES.

Historically, a small number of companies listed on the New York Stock Exchange have accounted for a significant portion of VDM Specialists' revenues, operating profit and cash flows. The loss of its specialist designation with respect to any of these listed companies could have an adverse effect on our revenues, operating profit and cash flows. For the years ended December 31, 2001, 2002 and 2003, transactions in our ten most actively traded specialist stocks accounted for 33.2%, 26.6% and 34.0% of our total New York Stock Exchange specialist revenues, respectively. For the year ended December 31, 2003, our ten most actively traded specialist stocks were Pfizer, Kohl's Corp., Hewlett-Packard, Eli Lilly, Wyeth, Walt Disney Co., FleetBoston Financial, HCA, Guidant and Apache Corp. We cannot assure you that VDM Specialists will be able to retain its specialist designation with respect to these or other listed companies. VDM Specialists can lose the specialist assignment in these listed companies if they cease to be traded on the New York Stock Exchange as a result of being acquired or are otherwise de-listed, which in turn can adversely affect our revenues.
This was the case in March 2004 when VDM Specialists lost its specialist assignment for FleetBoston Financial following its merger with Bank of America. In addition, if the New York Stock Exchange were to determine that VDM Specialists has failed to fulfill its obligations as specialist for a listed company, its registration as a specialist for that listed company could be cancelled or suspended. Or a company can request to be reassigned and the present rules would initiate a process whereby it has to present the NYSE substantive reasons to support its request. The process would take approximately one year and this process has not occurred as of this date. Furthermore, currently there is a proposal to shorten this process to three months.

WE ARE SUBJECT TO RISK RELATING TO LITIGATION AND POTENTIAL SECURITIES LAWS LIABILITY.

Our businesses are exposed to substantial risks of liability under federal and state securities laws, other federal and state laws and court decisions, as well as rules and regulations of the U.S. Securities and Exchange Commission, or the SEC, the New York Stock Exchange and similar regulatory authorities and self-regulatory organizations in the United States and Europe, as well as national and local legislation in various European jurisdictions. We are also subject to the risk of litigation, including claims that may be without merit. We could incur significant legal expenses in defending ourselves against such lawsuits or claims.

For example, on March 30, 2004, we announced a settlement with the New York Stock Exchange and the SEC of charges resulting from an investigation of alleged improper trading practices at several New York Stock Exchange specialist firms, including VDM Specialists, without admitting or denying the charges. VDM Specialists' portion of the settlement amounted to $57.7 million. As a result of these charges, we have become subject to a number of related actions, including two class action lawsuits. See "-- Risks Associated with the Industry in which we Operate -- Employee misconduct is difficult to deter and could result in losses" and "Financial Information -- Consolidated Statements and Other Financial Information -- Regulatory Proceedings and Litigation". An adverse resolution of any future lawsuits or claims against us could have an adverse effect on our business, financial condition, results of operations and cash flows.

EMPLOYEE MISCONDUCT IS DIFFICULT TO DETER AND COULD RESULT IN LOSSES.

The financial services industry has experienced a number of highly publicized cases involving fraud, stock manipulation, insider trading or other misconduct carried out by employees in recent years, and we run the risk that misconduct by one of our employees could occur. Misconduct by employees could include binding us to transactions that exceed authorized limits or present unacceptable risks, or concealing unauthorized or unsuccessful trading activities, which, in either case, may result in unknown and unmanaged risks or losses. Employee misconduct could also involve the improper use or disclosure of confidential information, which could result in regulatory sanctions and serious reputational or financial harm. It is not always possible to deter employee misconduct, and the precautions we take to prevent and detect such misconduct may not be effective in all cases.

As described more fully in "Financial Information -- Consolidated Statements and Other Financial Information -- Regulatory Proceedings and Litigation", we recently announced a settlement with the New York Stock Exchange and the SEC of charges resulting from an investigation into alleged improper trading practices by employees at several New York Stock Exchange specialist firms, including VDM Specialists. The settlement, which was agreed on the basis of no admission or denial, was entered into in connection with alleged violations of Section 11(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), and rules promulgated thereunder concerning New York Stock Exchange specialist trading, including the requirement that a specialist maintain a fair and orderly market, and violations of Section 15(b)(4)(E) of the Exchange Act, including failure to supervise with respect to certain transactions in which one or more of our employees allegedly violated Section 10(b) of the Exchange Act and Rule 10b-5 thereunder. Pursuant to the settlement, we announced that VDM Specialists will pay a total of $57.7 million in restitution to customers and civil penalties for certain trades that occurred during the five-year period from 1999 to 2003. In addition, we have agreed to implement additional internal compliance procedures and retain an independent consultant to review and evaluate certain of our existing compliance systems, policies and procedures. See "Financial Information -- Consolidated Statements and other Financial Information -- Regulatory Proceedings and Litigation".

Immediately following this settlement, we placed on leave four specialist traders employed by VDM Specialists. It is our understanding that these four individuals, as well as others, are subject to individual investigation by the New York Stock Exchange and/or the SEC in connection with the alleged violations discussed above. Van der Moolen Holding and VDM Specialists expect to cooperate fully with the New York Stock Exchange and the SEC, as and when requested, in connection with these investigations.

In addition to the investigations relating to our specialist activities on the New York Stock Exchange, Cohen, Duffy, McGowan has been informed by the American Stock Exchange's Market Regulation Department that the exchange's Enforcement Division has initiated an investigation against it that may result in disciplinary actions. The investigation is focused on charges of possible violations of American Stock Exchange Rule 156(b) and Article V, Section 4(h), combined with possible violations of the exchange's limit order display rule during the period between June 3, 2002 and May 30, 2003. Further, on February 25, 2004, the American Stock Exchange Enforcement Division commenced an investigation in relation to alleged violations of American Stock Exchange Rule 958A, also referred to as the "firm quote rule". In addition, the Department of Market Regulation of the Chicago Board Options Exchange has recently requested written information from Van der Moolen Options USA relating to compliance with the Chicago Board Options Exchange's firm quote rule and the SEC has requested data from all U.S. option exchanges, including all those on which our option units act as specialists or in a similar capacity, regarding the functioning and trading practices of specialists on those exchanges. It is possible that these requests have been lodged in advance of additional investigations into trading practices by the Chicago Board Options Exchange or the SEC. On May 11, 2004, the SEC requested financial information and information in respect of compliance procedures of Cohen, Duffy, McGowan.

The investigations by the New York Stock Exchange and the SEC have resulted in the initiation of a number of class action lawsuits against Van der Moolen Holding N.V., VDM Specialists and certain of our officers and directors in the United States District Court for the Southern District of New York, as well as other proceedings in other courts. An action has been commenced in the United States District Court for the Northern District of Illinois against four national securities exchanges (the American Stock Exchange, the Chicago Board Options Exchange, the Philadelphia Stock Exchange and the Pacific Stock Exchange) and 35 securities brokers and/or dealers who made markets in options, including Cohen, Duffy, McGowan and VDM Options USA. For details of these legal proceedings, see "Financial Information -- Consolidated Statements and Other Financial Information -- Regulatory Proceedings and Litigation".

While we deny the allegations of wrongdoing alleged against us in these actions, there can be no assurance as to the ultimate outcome or timing of their resolution, or whether further, similar actions may be brought in the future. The range of possible resolutions of these actions could include determinations and judgments against us or settlements that could require substantial payments by us, including the costs of defending such actions, which could have a material adverse effect on our financial condition, results of operations and cash flows.


A FAILURE OR ALLEGED FAILURE TO COMPLY WITH APPLICABLE LAWS AND REGULATIONS, WHETHER ON THE PART OF OUR FIRM OR ONE OR MORE OF OUR EMPLOYEES, COULD RESULT IN SUBSTANTIAL FINES AND OTHER PENALTIES.


Our businesses and the securities industries in which they operate are subject to an extensive range of laws, rules and regulations in the United States and Europe that are promulgated by various governmental agencies and self-regulatory organizations. The laws, rules and regulations with which our businesses must comply include those relating to financial reporting requirements, trading practices, capital structure requirements, and record retention requirements governing the conduct of our directors, officers and employees. As illustrated by the investigation carried out by the New York Stock Exchange and the SEC, the failure or alleged failure to comply with any of the laws, rules or regulations applicable to us could result in censure, fine, the issuance of cease-and-desist orders or the suspension or disqualification of our directors, officers or employees, and other adverse consequences, which could have an adverse effect on our business. It could also result in the suspension or disqualification of whichever of our subsidiaries commits the violation by the SEC or other relevant regulatory authority or in that subsidiary's suspension or disqualification as a member of the securities exchange on which it operates. If this occurs we may be unable to operate a portion of our business, which could adversely affect our financial condition, results of operations and cash flows.


THE TAX TREATMENT OF OUR DUTCH FINANCE ENTITY WILL CHANGE, AS A RESULT OF WHICH THE EFFECTIVE TAX RATE TO WHICH WE ARE SUBJECT MAY INCREASE.


In accordance with applicable Dutch law, in particular the Special Fiscal Regime for International Financing Activities, we are able to partially defer taxation on interest income received from subsidiaries within the group through our Dutch finance entity, as well as any currency exchange gains realized on group loans that are repaid, subject to the satisfaction of certain conditions. This has allowed us to structure financing undertaken by the group in a tax-efficient manner so as to reduce the effective tax rate payable by us on a consolidated basis. The European Commission, or the Commission, announced on February 18, 2003, that the Netherlands' Special Fiscal Regime for International Financing Activities constitutes state aid, which is contrary to the European Community Treaty. However, the Commission has granted the Netherlands a transitional period to phase out the regime, thus allowing us to benefit from this regime until the end of 2007. Following the Commission's announcement, the Dutch tax authorities have not yet ruled on the fiscal consequences of abolishing the regime. It is therefore uncertain whether we will be able to continue to benefit from this regime until the end of 2007 to the extent that we have in the past, and there can be no assurance that we can terminate this regime without adverse fiscal consequences. The effective tax rate payable by us on a consolidated basis on income before taxes may increase depending on the effectiveness of possible new financing structures that will be implemented.

THE TAX LAW IN THE UNITED STATES MAY CHANGE, AS A RESULT OF WHICH THE EFFECTIVE TAX RATE TO WHICH WE ARE SUBJECT MAY INCREASE.


In February 2004, the U.S. Treasury Department proposed certain amendments to the U.S. Internal Revenue Code that, if enacted as proposed, would reduce or eliminate the deductible interest expense of certain U.S. corporations making interest payments to related foreign persons. If the proposal is enacted into law as currently proposed, it could cause one or more of our U.S. subsidiaries to be denied a portion of their deductions for interest paid to certain of our Dutch subsidiaries, and therefore could have an adverse impact on the effective tax rate of our U.S. operations and on the effective tax rate payable by us on a consolidated basis on income before taxes.

The U.S. Treasury Department's proposal is similar to a legislative proposal, introduced in October 2003 by the Chairman of the U.S. House of Representatives Committee on Ways and Means, which if enacted as proposed, could cause our U.S. subsidiaries to be denied all of their deductions for interest paid to our Dutch subsidiaries, which could have a significantly greater adverse effect on our effective tax rate.

We are unable to predict whether these proposals will be enacted in their current or a modified form and, if enacted, what their ultimate effect would be on us.


IF WE LOSE THE SERVICES OF A NUMBER OF QUALIFIED PERSONNEL OR CANNOT HIRE ADDITIONAL QUALIFIED PERSONNEL, OUR BUSINESSES COULD BE HARMED.

The future success of our businesses depends on the continued service of highly qualified personnel. Competition for highly qualified management, trading, compliance and technical personnel is intense. We cannot assure you that we will be able to attract new highly qualified personnel or retain those that we currently employ. In order to do so, we may need to increase the value of the compensation packages we offer our employees. The loss of the services of a group of qualified employees, such as a team of traders, or the inability to identify, hire, train and retain other qualified personnel in the future could have an adverse effect on our business, financial condition, operating results and cash flows.


THE TAX LAWS IN OTHER COUNTRIES IN WHICH WE OPERATE MAY CHANGE, AS A RESULT OF WHICH THE EFFECTIVE TAX RATE TO WHICH WE ARE SUBJECT MAY INCREASE.


In Germany, a tax reform was enacted with effect from 1 January 2004 which has changed the German tax law substantially. The most relevant change is the introduction of a minimum tax provision stating that only 60% of the profit of the year exceeding EUR 1 million can be offset against available tax loss carry forwards. Furthermore, German capitalization rules have been amended, which might result in the denial of tax relief for interest payments on shareholder loans.


OUR TRADING TRANSACTIONS COULD RESULT IN TRADING LOSSES.


The majority of our specialist and proprietary trading revenues is derived from trading by our subsidiaries as principal. Our subsidiaries may incur trading losses relating to these activities, because each primarily involves the purchase, sale or short sale of securities for its own account. In any period, our subsidiaries may incur trading losses in a significant number of securities for a variety of reasons, including the fulfillment of two of our subsidiaries' specialist obligations, which may require them to effect trades when it is not profitable to do so. See "Information on the Company -- Our Business -- VDM Specialists, LLC -- Specialist Activities" and "-- Regulation -- The United States".

Although we have adopted risk management policies, we cannot be sure that these policies have been formulated properly to identify or limit our risks. Even if these policies are formulated properly, we cannot be sure that we will successfully implement them. As a result, we may not be able to manage our risks successfully to avoid trading losses.


WE MAY NOT HAVE SUFFICIENT CAPITAL IN THE FUTURE AND MAY NOT BE ABLE TO REFINANCE OUR EXISTING INDEBTEDNESS OR SECURE ADDITIONAL FINANCING WHEN WE NEED IT.

Our business depends on the availability of adequate capital. We cannot be sure that we will have sufficient capital in the future or that we will be able to refinance existing indebtedness or that additional financing, if required, will be available on a timely basis or on terms that are favorable to us. Historically, we have satisfied these needs with internally generated funds and bank credit facilities, as well as the issuance of financing preferred shares and common shares. We currently anticipate that our available cash resources and credit facilities will be sufficient to meet our anticipated working capital, regulatory capital and capital expenditure requirements through the end of 2004.

We may, however, need to raise additional funds to increase the capital available to us for our inventory positions, to support expansion opportunities when they present themselves or to respond to unanticipated capital requirements, among other things. We may also be required to obtain this additional financing on short notice as a result of rapid, unanticipated developments, such as a steep market decline.


FLUCTUATIONS IN EXCHANGE RATES HAVE IN THE PAST AND COULD IN FUTURE ADVERSELY AFFECT THE RESULTS OF OUR OPERATIONS OUTSIDE THE EURO REGION.

We publish our U.S. GAAP consolidated financial statements in euros. In 2003, we derived nearly all of our income from operations in the United States. Because of this exposure to non-euro currencies, fluctuations in the exchange rates used to translate foreign currencies, particularly the U.S. dollar, into euros will affect our reported results of operations and cash flows from year to year. Exchange rate fluctuations will also affect the value (denominated in euros) of our investments in our subsidiaries in the United States and the United Kingdom. Our shareholders' equity is denominated in euros and we pay dividends on our common shares in euros. The euro value of those dividends in other currencies is also subject to exchange rate fluctuations.

The contribution of our U.S. operations to our results has grown substantially during the last five years as a result of our acquisitions in the United States over the period. As a result, our sensitivity to changes in the value of the U.S. dollar has increased. In early 2003, we purchased a series of U.S. dollar put options in order to create a "stop loss" on the translation exposure arising on our U.S. dollar denominated net income in 2003. We have not repeated the purchase of such options in 2004 and, consequently, our results for 2004 will fully reflect the effect of any movements in the dollar/euro exchange rate during the year. See "Operating and Financial Review and Prospectus -- Quantitative and Qualitative Disclosures About Market Risk".


WE MAY HAVE DIFFICULTY IDENTIFYING AND FINANCING SUITABLE ACQUISITIONS, AND ANY ACQUISITIONS THAT WE DO COMPLETE COULD ADVERSELY AFFECT OPERATING RESULTS.


As part of our strategy, we have actively sought out appropriate acquisition opportunities that we believe complemented or expanded our existing businesses. Although it is unlikely that we will engage in any such transactions in the near term, growth by acquisition remains part of our long-term strategy, and we expect to resume our search for appropriate acquisition opportunities in the future. We do not know if we will be able to identify appropriate acquisitions or be able to finance these transactions successfully once identified. In particular, because of the recent consolidation among New York Stock Exchange specialist firms, there are few viable acquisition targets left in that segment. Furthermore, an acquisition could require significant capital resources. Any failure to identify or finance future transactions may impair our growth.

Any acquisitions which we do complete will be accompanied by the risks commonly encountered with acquisitions of companies, such as the difficulty of integrating the operations and personnel of the acquired businesses, the potential disruption of our existing business, the assumption of unexpected liabilities relating to the acquired assets, difficulties with the imposition and maintenance of common standards, controls, procedures and policies, and the impairment of relationships with employees and counterparties as a result of difficulties arising out of integration. Furthermore, the value of any business we acquire may be less than the amount we paid for it if, for example, there is a decline in the position of that business in the relevant market in which it operates or there is a decline in that market generally. Such decline in value, when considered with other relevant factors, could result in the impairment of goodwill, as was the case in the fourth quarters of 2002 and 2003. The amount of such impairment was charged to income from operations in the period in which it was determined that the impairment had occurred. See "Operating and Financial Review and Prospects -- Operating Results -- Overview -- Recent Accounting Pronouncements".

WE ARE HIGHLY DEPENDENT ON TECHNOLOGY IN ORDER TO OPERATE OUR BUSINESSES EFFECTIVELY.


Our business activities require us to record and process accurately a very large number of transactions on a daily basis. Any failure or delay in recording or processing transactions could result in losses to us and could subject us to claims for losses and regulatory fines and penalties. We rely on our employees to operate and maintain our systems properly, and are similarly reliant on the proper functioning of the systems of the exchanges on which we operate, including in particular those of the New York Stock Exchange, as well as the systems of the depositary, clearing and settlement organizations with which we contract to support those operations. Our recording and processing of trades is subject to human, computer and mechanical errors. Moreover, extraordinary trading volume or other events could cause our systems, those of the exchanges on which we trade or those of the aforementioned depositary, clearing and settlement organizations, to operate at an unacceptably low speed or even fail. Our (or their) systems may fail as a result of hardware or software failure or power or telecommunications outages. Although we have back-up servers and systems and, in the case of VDM Specialists and our operations in Amsterdam, operate a disaster recovery site, these measures may not be effective in preventing an interruption of our business. Any significant degradation or failure of our information systems or any other systems we employ in the trading process, which could cause us to fail to complete transactions on a timely basis, could have an adverse effect on our business, financial condition, operating results and cash flows or could damage our relationships with our counterparties.

Our future success will depend on our ability to respond to changing technologies and demands of the marketplace on a timely and cost-effective basis. Our failure to upgrade our information and communications systems on a timely or cost-effective basis could have an adverse effect on our business, financial condition, operating results and cash flows and could damage our relationships with our counterparties.


RISKS ASSOCIATED WITH THE INDUSTRY IN WHICH WE OPERATE


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

In addition to the Netherlands and the United States, we currently have operations in the United Kingdom and Germany, and trade remotely on the Borsa Italiana, the Helsinki Stock Exchange and the SWX Swiss Exchanges. We also trade French stocks and fixed income instruments remotely from Amsterdam through Euronext. We intend to expand our operations to other countries in the future. To continue expanding our services internationally, we will have to comply with the regulatory controls of each country in which we conduct business. The securities industry in all developed countries is heavily regulated. The varying compliance, capital and other requirements of these different regulatory jurisdictions and other factors may limit our ability to expand internationally. We are subject to minimum net capital requirements promulgated by the exchanges on which we operate.

OUR REVENUES, OPERATING RESULTS AND CASH FLOWS DEPEND ON THE VOLUME AND VOLATILITY OF TRADING AND OUR ABILITY TO TRANSLATE THE INCREASE IN VOLUME AND VOLATILITY TO AN INCREASE IN TRADING REVENUES ON THE U.S. AND EUROPEAN SECURITIES MARKETS ON WHICH WE OPERATE.


In 2003, we experienced a significant decline in the revenues and operating profit we earned. This decrease was largely the result of decreased trading activity on many of the markets on which we trade, and lower price volatility on those markets for a large portion of the year. These decreases resulted from a variety of influences, including uncertainty over the course of the U.S. economy, a reallocation of investors' portfolios away from equities and reduced price volatility (in currency terms) as equity prices declined. Any one or more of the following factors may, if not reversed, contribute to a further reduction in the level of activity in the securities markets generally, which could in future periods result in a continued decrease in our revenues and operating results, as was the case in the year ended December 31, 2003 compared with the year ended December 31, 2002:

o national and international economic, political and market conditions beyond our control;

o adverse changes in the economy and the securities markets resulting in long-term, sustained declines in price levels of securities;

o a sustained decline in share prices, which has in the past led to decreases in volume and volatility;

o    a decline in the number and size of new equity offerings;

o    adverse changes in the regulatory environment; and

o a reduction in purchases of securities by individual investors, whether directly or through mutual funds.

In addition, sustained decreases in profitability, when considered with other relevant factors, could result in the impairment of goodwill, as was the case in the fourth quarters of 2002 and 2003. The amount of such impairment was charged to income from operations in the period in which it was determined that the impairment had occurred. See "Operating and Financial Review and Prospects -- Operating Results -- Overview -- Recent Accounting Pronouncements".


WE ARE SUBJECT TO MINIMUM NET CAPITAL REQUIREMENTS PROMULGATED BY THE EXCHANGES ON WHICH WE OPERATE.

Each exchange on which we operate maintains its own set of net capital requirements with which our subsidiaries must comply. In particular, if our subsidiaries fail to comply with certain minimum net capital requirements, they may be subject to penalties and fines. For example, each of our broker-dealer subsidiaries in the United States is required to maintain minimum net capital equivalent to the greater of $250,000 ( EUR 198,460) or 2% of aggregate debit items computed in accordance with SEC Rule 15c3-3. In addition, the New York Stock Exchange requires members who are specialists, such as our subsidiary, VDM Specialists, to maintain a minimum regulatory capital dollar amount to establish that they can meet, with their own liquid assets, their position requirements. In accordance with a no-action letter issued by the SEC dated February 19, 2004, non-public broker-dealers, such as VDM Specialists, as part of the net capital computation are permitted to add back to their regulatory net worth the carrying value of mandatorily redeemable financial instruments that SFAS 150 records as liabilities. The purpose of the relief granted by the SEC was to give non-public broker-dealers time to amend partnership, limited liability company, shareholder or other agreements to avoid the potential adverse impact of SFAS 150 on net capital. The relief granted by the SEC will no longer apply for fiscal periods beginning after December 15, 2004. It is possible that one or more of our subsidiaries may be unable successfully to meet its respective net capital requirements.


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

SPECIALIST RULES MAY REQUIRE US TO MAKE UNPROFITABLE TRADES OR TO REFRAIN FROM MAKING PROFITABLE TRADES.


Specialists operating on the New York Stock Exchange and other exchanges are assigned the role of conducting the auction in a particular security. When assigned a particular security, the specialist firm agrees to specific obligations including maintaining, as far as practicable, fair and orderly trading in that security. In acting as a specialist our subsidiary, VDM Specialists, for example, is subjected to a high degree of risk by having to support an orderly market, maintain inventory positions and refrain from trading under some favorable conditions. Its role as a specialist may, at times, require it to make trades that adversely affect its profitability, while at other times it may be required to refrain from trading for its own account in circumstances in which it may be advantageous to do so. For example, VDM Specialists may be obliged to act as a principal when buyers or sellers outnumber each other. In those instances, it may take a position counter to the market, buying or selling shares to support an orderly market in the affected stocks. In order to perform these obligations, it holds varying amounts of securities in inventory. In addition, New York Stock Exchange specialists may not trade for their own account when public buyers are meeting public sellers in an orderly fashion and may not compete with public orders at the same price. One of our other subsidiaries acts as a specialist on the Chicago Board Options Exchange, and while the rules and obligations relating to that unit's operations may differ from those of our New York Stock Exchange specialist operations, such rules may also require them to make unprofitable trades or refrain from making profitable trades. The New York Stock Exchange or the Chicago Board Options Exchange may make their rules governing the specialist or similar function more stringent or may implement changes, which could adversely affect our subsidiaries' trading revenues as a specialist or in performing similar functions.


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

Financial markets are rapidly evolving and highly competitive. We expect competition to continue to intensify. We face competition from many firms varying in size and strategy. Large global financial institutions represent a significant group of our competitors. In addition, our current and potential competitors have established or may establish other co-operative relationships or may consolidate to enhance their services. This trend is evidenced in particular by the rapid consolidation among New York Stock Exchange specialists, the number of which has fallen from 37 as of December 31, 1996 to seven as of March 31, 2004. Three of the top five of these specialists are owned or affiliated with banking groups that have significantly greater financial resources than we do, and two of the top five are affiliated with investment banks that act as underwriters of the initial public offerings of companies seeking to list on the New York Stock Exchange. In addition, new competitors may emerge and they may acquire significant market share. Some of our competitors also offer a wider range of services and products than we offer and have greater name recognition and more extensive customer bases. These competitors may be able to respond more quickly to new or evolving opportunities, technologies and customer requirements than we can, and may be able to undertake more extensive promotional activities. If we are unable to compete successfully, our future revenue and profit growth could be materially adversely affected.

We have built our position on the New York Stock Exchange largely through acquisition, and we have publicly indicated our desire to acquire additional specialist firms. However, as a result of consolidation, there are now few potential acquisition targets among the remaining specialists. In addition, management of the New York Stock Exchange has indicated, by way of comments to the press, that it does not favor further consolidation among specialists. As a consequence, we may be unable to acquire additional specialist firms, which could have the effect of reducing our future growth relative to what it might have been if we were able to make one or more such acquisitions.


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

In addition, as traders and lenders of securities, our subsidiaries conduct many securities transactions as principal with counterparties located in numerous jurisdictions. The securities exchanges on which our subsidiaries are active, the relevant national regulators and the associated clearing utilities and custodians monitor the credit standing of most of the counterparties with which our subsidiaries conduct business. However, our counterparties may default on their obligations, notwithstanding these regulatory controls and monitoring procedures.

RISKS RELATED TO OUR COMMON SHARES AND ADSs


OUR  ARTICLES  OF  ASSOCIATION   AND  THE  LAWS  OF  THE  NETHERLANDS  MAY  HAVE
ANTI-TAKEOVER PROVISIONS, WHICH COULD PREVENT A BENEFICIAL CHANGE IN CONTROL.

Our articles of association and the laws of the Netherlands may have anti-takeover provisions. Among other things, our articles of association provide that our supervisory board may make binding nominations for the election of our executive board members and supervisory board members, and only a shareholders' resolution approved by a two-thirds majority of the votes cast and representing more than half of our outstanding common shares can set the nominations aside. Furthermore, our articles of association provide that resolutions by the general meeting of shareholders may be adopted by an absolute majority, which means a majority of all votes cast (unless the articles of association or Dutch law dictate a larger majority), so long as the resolution is adopted upon a proposal by the executive board that is subject to the approval of the supervisory board. A proposal not made by the executive board may only be adopted by an absolute majority at a general meeting at which more than half of the issued share capital is represented. A resolution to amend the articles of association may only be adopted by a general meeting of shareholders following a proposal by our executive board and subject to the approval of our supervisory board.

Our articles of association provide for the future issuance of preferred shares to an unaffiliated foundation called Stichting Van der Moolen Holding. The Stichting's object is to safeguard our interests and those of our subsidiaries in such a way that the interest of Van der Moolen Holding N.V. and all other concerned parties are safeguarded and that the continuity and independence of Van der Moolen Holding N.V. may be enforced to the maximum extent possible by acquiring and managing our preferred shares and by exercising the rights attaching to those shares, in particular the voting rights. We have entered into an agreement with the Stichting pursuant to which it has been granted a call option to acquire a sufficient number of preferred shares such that the
Stichting could have voting rights equal to the total voting rights of the holders of our common and financing preferred shares taken together. Accordingly, the Stichting would be able to block or control all votes requiring an absolute majority of votes cast. See "Additional Information -- Share Capital -- Preferred shares".

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


OUR QUARTERLY RESULTS MAY FLUCTUATE SIGNIFICANTLY AND THE MARKET PRICE OF OUR COMMON SHARES AND ADSS COULD DECREASE.

Our revenues may fluctuate significantly based on factors relating to the securities markets. These factors include:

o a decrease in turnover on the exchanges on which we operate, as was the case during the years ended December 31, 2002 and 2003, particularly in respect of certain New York Stock Exchange specialist assignments of VDM Specialists;

o volatility of share price movements, which at either extreme, too high or too low, can affect revenues; and

o    changes in the value of our securities positions.

Most elements of our cost structure, including the fixed component of our salaries, lease charges, depreciation, many technology expenses and, to a significant extent, transaction costs, do not decline if we experience quarterly reductions in our revenues. As a result, if market conditions cause our revenues to decline, we may be unable to adjust these elements of our cost structure on a timely basis and we could suffer losses.

If our operating results fall below the expectations of securities analysts and investors, the market price of our common shares and ADSs could decrease.

YOU MAY HAVE DIFFICULTY PROTECTING YOUR RIGHTS AS A SHAREHOLDER AND ENFORCING CIVIL LIABILITIES BECAUSE WE ARE A DUTCH LIMITED LIABILITY COMPANY.

We are incorporated under the laws of the Netherlands, and the members of our supervisory board and three of the four members of our executive board are residents of jurisdictions outside the United States. As a result, it may not be possible for you to effect service of process within the United States upon us or these persons, or to enforce against us or these persons in courts in the United States, judgments of these courts predicated upon the civil liability provisions of United States securities laws. In addition, it is not clear whether a Dutch court would impose civil liability on us, members of our supervisory board or members of our executive board in an original action based solely upon the federal securities laws of the United States brought in a court of competent jurisdiction in the Netherlands. Dutch law, furthermore, does not recognize a shareholder's right to bring a derivative action on behalf of a company. See "Additional Information -- Enforcement of Civil Liabilities".


THE SHARE PRICE OF OUR COMMON SHARES AND ADSS HAS BEEN, AND MAY CONTINUE TO BE VOLATILE, WHICH MAY IMPACT THE VALUE OF OUR COMMON SHARES OR ADSs YOU HOLD.

The share prices of our common shares and our ADSs have been volatile in the past due, in part, to the high volatility in the securities markets in general and more particularly by in shares of companies with similar operations within the financial industry. In addition, there are other factors, beside our financial results, that may impact our share price. These factors include, but are not limited to:

o Market expectations of the performance and capital adequacy of our industry and other financial institutions in general;

o    Investor perception of the success and impact of our strategies; and

o (Potential) litigation or regulatory action involving our Company and the industry.


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

ITEM 4: INFORMATION ON THE COMPANY

(A)  HISTORY AND DEVELOPMENT OF THE COMPANY

We were incorporated under the name Van der Moolen & Co. on July 1, 1892. Our business was originally organized in the form of a general partnership. On December 10, 1986, our business was contributed to a newly incorporated limited liability company by a deed executed before Steven Perrick, civil law notary. The statement of no objection of the Minister of Justice in respect of our deed of incorporation was issued on December 8, 1986 under number N.V. 312.008.

Our corporate seat is in Amsterdam, the Netherlands, and we have our principal office at Keizersgracht 307, 1016 ED Amsterdam, the Netherlands and our telephone number is +31 20 535 6789.

For a description of our principal capital expenditures and divestitures, please see "Operating and Financial Review and Prospects -- Liquidity and Capital Resources -- Capital Expenditure".

(B)  BUSINESS OVERVIEW


OUR COMPANY

We are a securities trading firm that principally engages in the trading of equities, equity options, equity index options and bonds on some of the leading securities exchanges in both the United States and Europe. Operating four business segments: VDM Specialists; U.S. Option Business; European Trading; and Unallocated and Holding, which are comprised of six principal subsidiaries, we function as a low cost liquidity provider, providing liquidity in different time zones on exchange floors and electronic trading systems through our role as specialist or proprietary trader/market-maker. Acting as a counterparty to market professionals such as banks and brokerage firms, we transact an average of over 75,000 transactions a day. Through effective risk management and adherence by our traders to disciplined trading policies, we were able to close 99% of the trading days in 2003 with a profit on trading, compared with 96% in 2002 and 88% in 2001.

We were founded in 1892 as a hoekman (specialist or jobber) on the Amsterdam Stock Exchange. We remained exclusively a hoekman for Dutch equities and bonds until 1978, when we began trading options on Amsterdam's newly-formed options exchange. Since that time, we have continued to expand through the acquisition of businesses that either strengthened our operations in the markets in which we were already present or allowed us to enter additional geographic or product markets, such as options trading in London and Germany, specialist trading on the New York Stock Exchange, where we now operate the fourth largest specialist in terms of number of specialist assignments, and equity options trading on the Chicago Board Options Exchange and the International Securities Exchange through our subsidiary Van der Moolen Options USA. We listed our shares on Euronext (at the time, the Amsterdam Stock Exchange) in 1986, and our shares have been included in the principal Dutch equity benchmark, the AEX Index, since March 4, 2002. We listed our shares in the form of American depositary shares on the New York Stock Exchange on October 18, 2001.

In 2003, we significantly curtailed our option trading activities, shutting them down in Europe and on the American Stock Exchange, and closing our Philadelphia Stock Exchange activity. On April 7, 2004, we completed the sale of our London-based fixed income market making business.


OUR KEY STRENGTHS

We believe that our historical and future success as a securities trading firm in the United States and Europe is and will continue to be based on the following factors:

DIVERSIFIED TRADING OPERATIONS. Through subsidiaries in the United States, Germany and the Netherlands, we trade on some of the world's leading securities exchanges, including the New York Stock Exchange, the Chicago Board Options Exchange, the International Securities Exchange, the Deutsche Borse, the London Stock Exchange, Euronext, the Borsa Italiana and the Helsinki Stock Exchange. This has allowed us to diversify our revenue streams and develop insights into, and knowledge of, how to optimize trading performance on each of the exchanges on which we operate. We are diversified in terms of instruments traded, since our subsidiaries trade equities, equity-related options or fixed income instruments in a number of markets. We are also able to leverage off of experiences in one market when considering how best to enter a new market or trade a new product. Furthermore, by operating on multiple exchanges, we are able to provide many dual-listed issuers with a comprehensive view of the trading activity in their securities and support an orderly trading market.

STRONG POSITION IN THE SPECIALIST MARKET ON THE NEW YORK STOCK EXCHANGE. As measured by the number of common stock listings on December 31, 2003, we operate as the fourth largest specialist on the New York Stock Exchange, with a market share of approximately 14.9% of the issues listed on the exchange at that date. Our specialist book includes three components of the Dow Jones Industrial Average index, eight components of the Standard & Poor's 100 Index and 42 components of the Standard & Poor's 500 Index. As a specialist on the exchange, we are assigned to conduct the auction in the specialist stocks we represent. This unique position, together with the fact that we act as specialist for some of the exchange's more volatile and high volume stocks, has been central to our ability to generate revenue and profit. We expect to benefit from our high quality portfolio of specialist stocks, as we expect many of the companies for which we act as specialist to grow and the volume of their shares traded to increase.

TRADING OPERATIONS IN GERMANY, THE UNITED KINGDOM AND THE NETHERLANDS. Through our German trading subsidiary, we operate an independent equity trading firm active in German and Swiss instruments, while our UK operation trades actively in British shares. In the Netherlands, we operate an independent equity trading firm with a long established presence on Euronext. By leveraging the expertise we have developed in these markets, we have been able to increase the number and types of securities that we trade in these markets, as well as to expand our remote-trading operations to other exchanges in Europe.

DISCIPLINED AND SUCCESSFUL TEAM OF TRADERS. We devote substantial resources to training and retaining our skilled and experienced team of traders. We seek to instill our traders with our disciplined trading and risk management policies. We believe that the adherence of our traders to these policies is largely responsible for our having been able to close 96% and 99% of our trading days in 2002 and 2003, respectively, with a positive trading result. We believe this results from our strong corporate culture, fosters employee retention and enhances our ability to attract new talent.


OUR STRATEGY

The main driver of our strategy is our ability to capitalize on high levels of volume and volatility on the exchanges on which we operate in order to grow our revenues and profits in line with our stated risk preferences and in the long-term interests of our shareholders. In the current environment, where neither volumes nor volatility are especially high, we intend to compensate by employing the following strategies:

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

OBTAIN THE SPECIALIST ASSIGNMENT FOR NEW NYSE LISTINGS. We will continue to strengthen our specialist marketing activities in order to attract additional specialist assignments from companies seeking to list on the NYSE.

ENTER MARKETS IN WHICH WE DO NOT OPERATE. We intend to enter new markets in which we do not currently trade, either by trading remotely from a location at which we already trade, through the acquisition of a local trading firm or by hiring a team of traders and joining the relevant exchange as a member. We believe that we are well positioned to leverage our trading expertise to enter new markets successfully. We began trading equities on the Borsa Italiana and the London Stock Exchange (both British and Dutch shares through the LSE's Dutch Trading Service) in 2004, and selected French fixed income instruments on Euronext, from our Amsterdam trading desks during 2003.

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

EMPLOY NEW TRADING TECHNIQUES. We intend to capture additional revenues by using the specialized experience and knowledge base we have developed from trading on multiple exchanges in the United States and Europe to develop new trading techniques involving instruments we currently trade, as well as instruments we have not traded in the past. For example, we actively seek inter-market arbitrage opportunities, and our arbitrage activities have increased significantly over the past years.

SEEK COST CONTAINMENT OPPORTUNITIES. As part of our strategy we will continue to actively seek cost containment opportunities to allow us to decrease costs and increase our profitability in the short and long term.


OUR BUSINESS

We categorize our business into four segments: VDM Specialists; U.S. Option Business; European Trading; and Holding and Unallocated, which are comprised of six principal subsidiaries located in the United States and Europe. Our subsidiaries function on a largely autonomous basis, subject to our centrally established and monitored risk management policies and financial oversight. This structure allows us to incentivise the management and traders at our subsidiaries based on the operating performance of activities under their direct control, while providing a unified structure and risk profile to the group as a whole.

Our subsidiaries generate revenues primarily by executing trades, either as agent or principal. They are compensated for agency services by commission charges, while their principal activities generate revenues from the difference between purchase and sale prices earned trading numerous times against counterparties over the course of a trading day. Accordingly, our revenues are largely driven by the turnover and volatility of trading on the markets in which our subsidiaries operate. Increased turnover results in additional opportunities for our subsidiaries to trade, while increased volatility typically provides them with more opportunities to change their quotes or posted prices, thereby capturing trading interest. Both turnover and volatility have been affected in recent years in the United States and Europe by a variety of factors, including:

o    decimalization;

o    the number of households investing in stocks;

o changes in the amount of assets managed through retirement plans, mutual funds, annuity and insurance products, index funds and other institutional investment vehicles;

o the increased popularity and use of computerized trading, hedging and other derivative strategies;

o an increase in IPOs and spin-offs and an increase in listings of foreign companies in 1999 and 2000, followed by a decrease in these activities in 2001, 2002 and 2003;
                                       24

o higher equity portfolio turnover by individuals and institutional investors as a result of lower commission rates and other transaction costs; and

o    the introduction of on-line trading.

These factors have, in turn, been influenced by low interest rates and low levels of inflation in the United States and Europe and, more recently, by market turbulence caused by uncertainty regarding the course of the United States and European economies and political unrest.

The following is a discussion of our four business segments: VDM Specialists; U.S. Option Business; European Trading; and Holding and Unallocated.


VDM SPECIALISTS

VDM Specialists is our largest subsidiary. It is one of the leading specialist firms on the New York Stock Exchange, and is currently the designated specialist in respect of 459 listed issues. For the year ended December 31, 2003, VDM Specialists, in which we hold a 75% interest, accounted for EUR 133.1 million, or 78.7% of our total revenues (including total revenues from discontinued operations).


SPECIALIST ACTIVITIES

MARKET BACKGROUND. The New York Stock Exchange is currently the largest securities market in the world in terms of capitalization and trading volume. The market capitalization of all shares listed on the New York Stock Exchange increased from approximately $9.4 trillion at December 31, 1997 to approximately $12.1 trillion at December 31, 2003. During that period, the number of common stocks listed on the New York Stock Exchange decreased from 2,870 at the end of 1997 to 2,576 at the end of 2003 as a result of de-listings and mergers offsetting new listings and spin-offs. The U.S. market for equity securities has experienced dramatic growth in trading volumes, as evidenced by the increase in average daily trading volume on the New York Stock Exchange from 91.2 million shares in 1984 to 1,362 million shares in 2003, which represents a compound annual growth rate of 15.3%.

All trading of securities on the New York Stock Exchange is conducted through a continuous auction process in which open bids to buy and open offers to sell are made by New York Stock Exchange members, acting as principals for their own accounts or as agents for institutions or individual investors. Buy and sell orders meet directly on the trading floor through this auction process, and prices are determined by the interplay of supply and demand. The auction process for each security is managed by one specialist for that security. The specialist is a member broker-dealer who has the exclusive role to conduct the auction in order to maintain a fair and orderly market in its specialist stocks.

Specialist firms conduct their auctions at specific trading posts located on the floor of the New York Stock Exchange. While New York Stock Exchange specialists receive orders for trades from brokers on the floor of the New York Stock Exchange, the vast majority of orders are routed through the New York Stock Exchange's electronic order routing system, SuperDOT or Direct+(R) execution system, although the individual size of these orders are limited. Because each specialist firm runs the auction in its specialist stocks, it receives all New York Stock Exchange bids and offers in its specialist stocks on the New York Stock Exchange floor and through SuperDOT, and thereby gathers orders to price its stocks appropriately. The commercial attraction of acting as a specialist on the New York Stock Exchange is that it results in a guaranteed flow of orders to the specialist firm against which it may trade.

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

When assigned a particular stock, the specialist firm's role is to maintain, as far as practicable, fair and orderly trading in its assigned stocks. This means that trading in the assigned share will have reasonable depth and price continuity, so that, under normal circumstances, a customer can buy or sell a stock in a manner consistent with market conditions. A specialist firm helps market participants achieve price improvement on their trades because the best bids and offers are discovered through the auction process. In any given transaction, the specialist firm may act as:

o an auctioneer by setting opening prices for its specialist stocks and by matching the highest bids with the lowest offers, permitting buyers and sellers to trade directly with each other;

o a facilitator bringing together buyers and sellers who are unaware of each other in order to execute a trade which would not otherwise occur;

o an agent for broker-dealers who wish to execute transactions as instructed by their customers (typically, these orders are limit orders entrusted to the specialist at prices above or below the current market price); or

o a principal using its own capital to buy or sell stocks for its own account.

The specialist firm's decision to buy or sell shares of its specialist stocks as principal for its own account may be based on obligation or inclination. For example, the specialist firm may be obliged to buy or sell its specialist stock to counter short-term imbalances in the prevailing market, thus helping to maintain a fair and orderly market in that stock. At other times, the specialist firm may be inclined to buy or sell the stock as principal based on its perception of attractive opportunities to make profitable trades. The specialist firm may trade on its own initiative so long as the trade will not interfere with a fair and orderly market and the specialist complies with New York Stock Exchange rules governing the trading of its specialist stocks.

In actively-traded stocks, the specialist firm continually buys and sells its specialist stocks at varying prices throughout each trading day. The specialist firm's goal and expectation is to profit from differences between the prices at which it buys and sells these stocks through the use of its own capital. In addition, specialists may receive commissions for handling transactions in a security as agent. In fulfilling its specialist obligations, however, the specialist firm may, at times, be obliged to trade against the market, which is likely to result in unprofitable trades. In addition, the specialist firm's trading practices are subject to a number of restrictions, as described in "Business -- Regulation -- The United States".

The majority of trades and dollar volume in New York Stock Exchange-listed stocks takes place on the New York Stock Exchange. Trades in New York Stock Exchange-listed stocks are also generally effected as follows:

o some stocks are traded on multiple exchanges, such as regional exchanges, Electronic Communication Networks and non-U.S. exchanges, and trades take place on those exchanges; and

o both New York Stock Exchange members and non-members may trade New York Stock Exchange-listed stocks off the New York Stock Exchange in the over-the-counter market.

The growth of trading volume and the increase in stock prices on the New York Stock Exchange in the 1990s increased the demands upon specialists, and subsequent declines have not greatly alleviated these demands. The size of orders decreased during this same period due to smart order routing programs and, as a result, specialists are required to execute a greater number of trades in a shorter period of time in order to fulfill their obligations. In addition, specialists are called upon to take larger positions in their specialist stocks. The specialist industry has experienced a period of consolidation over the past five years, with the number of specialist firms on the New York Stock Exchange having declined from 37 as of December 31, 1996 to seven as of March 31, 2004. These factors, in addition to the rising cost of necessary investments in technology, have increased all specialists' capital commitments.

BUSINESS ACTIVITIES. As of December 31, 2003, VDM Specialists had 65 specialists, each of whom were members of the New York Stock Exchange and 51 of whom were partners of the firm. These specialists act on behalf of listed companies that operate in a variety of industries, including financial services, media, oil and gas, retail, technology, pharmaceuticals and telecommunications. As of December 31, 2003, VDM Specialists served as specialist for 383 common stock issues, or approximately 14.9% of the common stock issues listed on the New York Stock Exchange, including three of the 30 companies comprising the Dow Jones Industrial Average at that date and 45 of the companies included in the Standard & Poor's 500 Index. Of our 383 common stock specialist assignments, 16 were for Canadian issuers and 47 were for other non-U.S. issuers.

The following is a list of the 50 largest listed companies, by common stock capitalization, for which VDM Specialists had the specialist assignment as of March 11, 2004 in order of their respective global market capitalizations (in $ millions):



      COMPANY                                     MARKET CAP   COMPANY                                MARKET CAP
      ----------------------------------   -----------------   ----------------------------       --------------
      Pfizer............................            $268,707   Golden West Financial.....                $17,288

      UBS AG (GDR)......................              78,750   Novo Nordisk (ADR)........                 16,280

      Eli Lilly.........................              77,671   Manulife Financial........                 16,088

      Hewlett-Packard ..................              67,195   Harley Davidson...........                 15,230

      Banco de Santander (ADR)..........              51,976   Conagra...................                 14,529

      Walt Disney Co....................              51,087   Danaher...................                 13,574

      Wyeth.............................              50,049   Apache....................                 13,012

      SAP AG (ADR)......................              47,509   Masco.....................                 12,854

      FleetBoston Financial.............              47,083   ACE Ltd...................                 11,997

      E.ON (ADR)........................              45,672   Veolia Environnement (ADR)                 11,496

      Canon (ADR).......................              41,141   Petrocanada...............                 11,418

      Royal Bank of Canada..............              30,733   Limited Brands............                  9,843

      Nortel Networks...................              26,940   MBIA......................                  9,328

      British Sky Broadcasting (ADR)....              25,317   AngloGold (ADR)...........                  9,298

      Repsol (ADR)......................              24,906   Marshall & Ilsley.........                  8,518

      Cendant...........................              23,065   BOC  (ADR)................                  8,216

      Hitachi (ADR).....................              22,428   Norfolk & Southern........                  8,213

      Guidant...........................              21,272.  McKesson..................                  8,138

      HCA...............................              20,286   Sungard Data Systems......                  7,685

      Duke Energy......................               19,577   Starwood Hotels & Resorts.                  7,676

      International Paper...............              19,536   Coach.....................                  7,556

      Cox Communications................              19,273   Textron...................                  7,167

      Canadian Imperial Bank of
      Commerce..........................              18,847   Pulte Homes...............                  6,836

      Stryker...........................              17,674   Fiat  (ADR)...............                  6,645

      Kohl's Corp.......................              17,306   Newell Rubbermaid.........                  6,599
      Source: Bloomberg


During 2003, VDM Specialists was selected to act as the specialist for American Home Mortgage Investment, Ashford Hospitality Trust, Compass Minerals International, Doral Financial Corp., Drew Industries, IMPAC Mortgage Holdings, Journal Communications, Maguire Properties, Molina Healthcare, Nam Tai Electronics, National Financial Partners, Synnex and Tempur-Pedic International.

Like other New York Stock Exchange specialist firms, VDM Specialists is also assigned specialist roles in listed corporate bonds. This activity is minor compared to its New York Stock Exchange equity business.


PROPRIETARY  TRADING  ACTIVITIES


In its "upstairs" trading activities, VDM Specialists trades for its own account in shares for which it is not the specialist, as well as Nasdaq- and American Stock Exchange-traded securities. Shares are selected for this trading activity based on its judgment of volume, volatility and how profitable such trading could be.


OTHER  ACTIVITIES


VDM Specialists also engages in securities lending and borrowing. This activity involves borrowing shares primarily from custodians and lending them primarily to other broker-dealers for purposes of accomplishing a delivery that would otherwise fail or to allow the borrower to sell shares short. Lending activities of this kind are carried out on a matched principal basis, in accordance with applicable U.S. legal and accounting standards. While VDM Specialists is exposed to the risk of these loans, the loans are secured by readily marketable securities in amounts and on terms consistent with industry practice. Exposure on these loans is marked to market and collateral is adjusted accordingly on a daily basis. VDM Specialists regularly monitors counterparty quality.

We established VDM Specialists in July 1999 by integrating the operations of our three majority-owned New York Stock Exchange specialists, Surnamer, Weissman & Co. LLC, Einhorn & Co. LLC and Lawrence, O'Donnell, Marcus LLC. We began to acquire interests in these companies in April 1997, April 1998 and October 1998, respectively. In June 2000, August 2001 and March 2002, we further bolstered our New York Stock Exchange specialist operations through the acquisition and consolidation of: Fagenson, Frankel & Streicher LLC; Scavone, McKenna, Cloud; Stern & Kennedy; and Lyden, Dolan, Nick into VDM Specialists. VDM Specialists is owned by us (75%) and by 64 individual members. Its individual members include its senior managers and senior traders, and all individual members are active employees of the firm. We believe this ownership structure helps align the individual members' economic interests with those of the Van der Moolen group, and fosters continued loyalty and retention. VDM Specialists operates from offices located in New York City.


U.S. OPTION BUSINESS


We are active in U.S. equity option markets through Van der Moolen Options USA, a 100%-owned subsidiary that is a member of the Chicago Board Option Exchange and which trades on the International Securities Exchange. Cohen, Duffy, McGowan, a 51%-owned subsidiary that was active on the American Stock Exchange, was dissolved in the fourth quarter of 2003, at which time we also closed Van der Moolen Options USA's Philadelphia Stock Exchange activities. Our option activities, including those discontinued during 2003, contributed revenues of EUR 3.8 million, or 2.2% of our total revenues for the year ended December 31, 2003.

The CBOE offers a specialist trading function and runs an allocation process for the selection of specialist firms to carry out this function. Specialist firms are exclusively assigned to particular options series, which require them to manage the auction process and use their own capital to initiate trading when it has halted. As of December 31, 2003, Van der Moolen Options USA had twenty-one such specialist assignments on the CBOE.

Van der Moolen's U.S. option revenues are largely achieved through arbitrage between options, between options and the underlying shares, and competitive trading against orders that reach the floor. The preponderance of its specialist option trading revenue on the CBOE is derived from dealer profits, with only a small fraction generated from agency commissions.

Van der Moolen Options USA was formed in April 1999 and operates from offices in New York and Chicago.


EUROPEAN TRADING

We trade equities, equity options and fixed income instruments from two subsidiaries in Amsterdam, one in London and one in Cologne. Together, these operations accounted for EUR 23.9 million, or 14.1%, of our total revenues for the year ended December 31, 2003. The activities of the four continuing subsidiaries may be summarized as follows:

                                            PRIMARY
                               LOCATION     ACTIVITY       2003 REVENUES        EXCHANGE MEMBERSHIPS
                             -----------   ----------    ----------------   ----------------------------
                                                         (IN  EUR  MILLIONS)
Van der Moolen Effecten....   Amsterdam      Equities            8.4        Euronext, Deutsche Borse,
                                                                            Helsinki S.E., London S.E.,
                                                                            Borsa Italiana
Van der Moolen Trading.....    Cologne       Equities            7.5        Deutsche Borse, SWX, Eurex
Van der Moolen Equities....     London       Equities            4.6        London S.E., Euronext,
                                                                            Euronext. life
Van der Moolen Obligaties..   Amsterdam    Fixed Income          3.4        Euronext


Although they operate largely independently of each other on a day-to-day basis, all three equity trading units are broadly similar, engaging primarily in intraday proprietary trading, especially in the more liquid segments of the markets in which they operate. They also engage in ADR arbitrage (meaning arbitrage between shares and their corresponding ADRs). In general, they do not trade under privileges and obligations as a specialist would, although in certain cases, for instance when Van der Moolen Effecten makes markets in Dutch shares on the Deutsche Borse, they may choose to take on such obligations. All three of these subsidiaries were profitable in 2003.

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

For the year ended December 31, 2003, the London Stock Exchange was the largest European equity market by capitalization, followed in descending order by Euronext, Deutsche Borse, SWX Swiss Exchanges, the Borsa Italiana and the Spanish Stock Exchanges.

We trade fixed income instruments from our subsidiary in Amsterdam. This unit, Van der Moolen Obligaties, makes markets in Dutch and selected French fixed income issues traded on Euronext. Its primary activity is to provide liquidity in these bonds to banks and brokers so they can fill retail orders in them. Van der Moolen Obligaties' revenues are partly derived from commissions and partly from gains on principal transactions, and this subsidiary was profitable in 2003.

On January 7, 2004, we reached an agreement in principle to sell Van der Moolen UK, Ltd. which posts actionable each-way fixed income quotes on Bloomberg and various other trading networks. The sale was completed on April 7, 2004. This subsidiary was unprofitable in 2003 and in conformity with the sale and purchase agreement was sold at book value, being EUR 8.3 million, as of December 31, 2003.

The option trading activities of Van der Moolen Opties were progressively wound down, beginning in 2002, and the unit was closed during 2003. The revenues from these discontinued European Trading operations for the year ended December 31, 2003 amounted to EUR 4.9 million, or 2.9% of our total revenue.


HOLDING AND UNALLOCATED


We classified as "Holding and Unallocated" the revenues generated by Kenny & Co., which engaged in direct access brokerage activities on the New York Stock Exchange, until the unit was closed in the fourth quarter of 2003.


TECHNOLOGY

Technology is critical to the continued success of our operations. On December 31, 2003, 17 of our 404 employees were dedicated to the development and maintenance of our technology.

Our primary systems vary from subsidiary to subsidiary, as they must conform to local market infrastructure as well as the individual subsidiary's requirements. Therefore, the primary responsibility for overseeing the integrity of these systems rests with each of our subsidiaries, although we coordinate and oversee the integration of these systems throughout the group. In New York, VDM Specialists' primary systems are comprised of the New York Stock Exchange-supplied specialist trading terminals and position reporting system terminals. The New York Stock Exchange terminals are located on the trading floor and in VDM Specialists' offices, and allow it to monitor its trading profits and losses as well as its positions. VDM Specialists has also developed software that allows it to monitor profits, losses and trading positions in the event that New York Stock Exchange-provided systems fail. Similar reporting systems have been constructed based on data feeds from the clearing banks that work with our other subsidiaries. Together, these systems allow our subsidiaries to monitor, on a real-time basis, their profits and losses along with their trading positions on all of the exchanges on which they trade. The trading system Van der Moolen has chosen for Amsterdam, as well as for Van der Moolen Equities and Van der Moolen Trading, is produced by RTS Real-Time Systems A.G. Van der Moolen Options USA has developed its own "front end" software of this type.

We have back-up disaster recovery systems, which operate as mirror images of our primary computer systems in Amsterdam and New York. We have a direct connection between the primary and back-up systems that we utilize to back-up all data on an hourly basis. In New York, we regularly stress test our systems to ensure that an increase in trading volume will not affect performance. We have not experienced any material system failure to date.


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

The regulatory environment in which our businesses operate is subject to frequent change. Additional legislation and regulations, changes in rules promulgated by the exchanges on which we operate, other government agencies or self-regulatory organizations, or changes in the interpretation or enforcement of existing laws and rules may adversely affect the manner of operation and profitability of our operations. We cannot predict the effect any such changes may have. Both regulations specifically applicable to us and regulations of general application could have a material adverse effect on our business, financial condition and operating results.

THE UNITED STATES

RULES  GOVERNING OUR  SPECIALIST  ACTIVITIES ON THE NEW YORK STOCK EXCHANGE

As a New York Stock Exchange specialist firm, VDM Specialists is under constant review by the New York Stock Exchange regarding all aspects of its operations and financial condition. It is also subject to stringent rules mandated and approved by the SEC, and enforced by the New York Stock Exchange and the SEC.

Under New York Stock Exchange rules, a specialist has a duty to maintain, as far as practicable, a fair and orderly market in its specialist stocks. In order to fulfill its obligations, the specialist must at times trade for its own account, even when doing so may adversely affect the specialist's profitability. In addition, under some circumstances, the specialist is prohibited from making trades as principal in its specialist stocks. As part of the price discovery mechanism implemented by the New York Stock Exchange, every specialist transaction is published immediately on the tape and is broadcast to the general public. The New York Stock Exchange's Market Surveillance Division examines specialists' trading in all stocks, every trading day, including specialists' decisions to trade or to not trade as principal. The specialist's obligations are briefly described below.

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

A specialist must ensure that the stocks assigned to it trade in an orderly fashion, and this may require making firm and continuous two-sided quotations that accurately reflect market conditions where third party orders are absent from the order book. In making these quotations, the specialist's transactions are calculated to contribute to the maintenance of price continuity with reasonable depth. The following discussion is intended to illustrate how a specialist acts as principal to maintain price continuity:

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

TRADING RESTRICTIONS. In trading for its own account, the specialist must avoid initiating a market-destabilizing transaction. All purchases and sales must be reasonably necessary to permit the specialist to maintain, as far as practicable, a fair and orderly market in its specialist stocks. In addition, the specialist must comply with the following trading requirements:

o A specialist must first satisfy a customer's market buy order (an order to buy at the prevailing market price) before buying any stock for its own account. Similarly, a specialist must first satisfy a customer's market sell order (an order to sell at the prevailing market price) before selling any stock for its own account.

o A specialist must first satisfy a customer's limit order held by it before buying or selling at the same price for its own account. A limit order is an order either to buy only at or below a specified price, or to sell only at or above a specified price.

o If a public buyer wants to buy at a particular price and a seller wants to sell at the same price, the buyer and seller trade directly with each other, and the specialist may not interfere in the transaction.

o The specialist does not charge commissions for trades that are matched by the Automated Order Routing System within five minutes from the time the order is taken.

o Except in some circumstances in less active markets, the specialist may not, without permission from a New York Stock Exchange official, initiate "destabilizing trades" as defined in the New York Stock Exchange Rules for its own account which cause the stock price to rise or fall.

o Any transactions by the specialist for its own account must be effected in a reasonable and orderly manner in relation to the condition of the general market, the market in the particular stock and the adequacy of the specialist's position to the immediate and reasonably anticipated needs of the market.

o The specialist cannot be in a control relationship with any of its listed companies. This means a specialist may not acquire more than 10% of any equity security in which the specialist is registered. Further, a specialist must report holdings of such securities of 5% or more of the outstanding issue, and the New York Stock Exchange may require the firm to divest itself of such holdings. A specialist may not hold any position as an officer or director or receive payments or loans or engage in business transactions with any of the listed companies in respect of which it acts as specialist.

The Chicago Board Options Exchange has regulations and surveillance systems broadly similar to those of the New York Stock Exchange.


Broker-dealer regulations

As broker-dealers registered with the SEC and in each of the 50 states and as members of various self-regulatory organizations, VDM Specialists and Van der Moolen Options USA are subject to overlapping schemes of regulation which cover all aspects of their businesses. These regulations relate to a variety of matters, including capital requirements, record-keeping and reporting requirements, supervisory and organizational procedures intended to assure compliance with securities laws and rules of the self-regulatory organizations, the prevention of improper trading on "material non-public" information, employee-related securities transactions and procedures for the clearing and settlement of trades.

As registered broker-dealers, VDM Specialists and Van der Moolen Options USA are each subject to the Bank Secrecy Act (as amended by the USA Patriot Act of 2001, also known as the "Patriot Act"). The Patriot Act was enacted following the terrorist attacks in the United States and is intended to help combat money laundering through U.S. financial institutions. While the provisions of the Patriot Act do not apply to all of our subsidiaries or to all aspects of their business, some registered broker-dealers may be subject to certain additional disclosure and client oversight requirements. In addition, the SEC approved New York Stock Exchange Rule 445. Rule 445 requires members of the NYSE, such as VDM Specialists, to comply with applicable provisions of the Patriot Act, as well as with certain additional requirements imposed by Rule 445 itself. These principally comprise additional oversight procedures to ensure compliance with the anti-money laundering program requirements of the Patriot Act.


CFTC requirements

As a registered futures commission merchant, Van der Moolen Options USA is subject to the capital and other requirements of the Commodity Futures Trading Commission under the U.S. Commodity Exchange Act of 1936. These requirements include the provision of certain disclosure documents, prohibitions against trading ahead of customers and other fraudulent trading practices, provisions as to the handling of customer funds and reporting and record keeping requirements.

Minimum net capital and net liquid assets requirements


VDM Specialists and Van der Moolen Options USA are each subject to SEC Rule 15c3-1, sometimes called the "net capital rule", under the Securities Exchange Act of 1934, as amended, which establishes minimum net capital requirements. The net capital rule is designed to ensure the general financial integrity and liquidity of a broker-dealer. In general, a broker-dealer's net capital is defined as its net worth (assets minus liabilities), plus qualifying subordinated borrowings, less certain mandatory deductions that result from excluding assets that are not readily convertible into cash and from valuing conservatively its liquid assets. Among these deductions are adjustments, which are commonly called "haircuts", which reflect the possibility of a decline in the market value of securities prior to disposal.

VDM Specialists is required to maintain minimum net capital equivalent to the greater of $250,000 (EUR 198,460) or 2% of aggregate debit items computed in accordance with SEC Rule 15c3-3, the customer reserve formula. Van der Moolen Options USA is required to maintain minimum net capital equivalent to the greater of $100,000 (EUR 77,537) or 6.66% of aggregate indebtedness items computed pursuant to SEC Rule 15c3-3. In addition, each such subsidiary maintains substantial additional capital, referred to as "excess net capital". Both of our subsidiaries in the United States had excess net capital during the year ended December 31, 2003. For VDM Specialists, the excess net capital as at December 31, 2003 amounted to $243.8 million (EUR 193.5 million). For Van der Moolen Options USA, this amount was $1.1 million (EUR 0.9 million) as of December 31, 2003.

The New York Stock Exchange also requires members who are specialists to maintain a minimum regulatory capital dollar amount to establish that they can meet, with their own net liquid assets, their position requirement. Currently, the New York Stock Exchange requires that VDM Specialists, as well as other large New York Stock Exchange specialist firms, maintain minimum net liquid assets at a level in excess of the SEC regulatory requirement. The New York Stock Exchange's Rule 104 minimum net liquid asset requirements subject specialist firms that exceed 5% in any of the New York Stock Exchange's four concentration measures to more stringent requirements than those imposed by the SEC. Specifically, the requirements state that the net liquid assets must be equivalent to $4.0 million (EUR 3.2 million) for each stock in the Dow Jones Industrial Average, $2.0 million (EUR 1.6 million) for each stock in the S&P 100 Stock Price Index, excluding stocks included in the previous classification, $1.0 million (EUR 0.8 million) for each stock in the S&P 500 Stock Price Index, excluding stocks included in the previous classifications, $500,000 (EUR 396,920) for each common stock, excluding bond funds and stocks included in the previous classifications, and $100,000 (EUR 79,384) for each security, excluding warrants and stocks not included in any of the above classifications. In addition, the New York Stock Exchange requires any new specialist entities that result from a merger, acquisition, consolidation or other combination of specialist assets to maintain net liquid assets equivalent to the greater of either the aggregate net liquid assets of the specialist entities prior to their combination or the new capital requirements prescribed under Rule 104. As of December 31, 2003, VDM Specialists' minimum net liquid asset requirement was $243.0 million (EUR 192.9 million) and its actual net liquid assets were $257.6 million (EUR 204.5 million).

In accordance with a no-action letter issued by the SEC dated February 19, 2004, non-public broker-dealers, such as VDM Specialists, as part of the net capital computation are permitted to add back to their regulatory net worth the carrying value of mandatorily redeemable financial instruments that SFAS 150 records as liabilities. The purpose of the relief granted by the SEC was to give non-public broker-dealers time to amend partnership, limited liability company, shareholder or other agreements to avoid the potential adverse impact of SFAS 150 on net capital. The relief granted by the SEC will no longer apply for fiscal periods beginning after December 15, 2004.

As a member of the New York Stock Exchange, VDM Specialists is also subject to the New York Stock Exchange's Early Warning and Expansion-Contraction Capital Requirements. The New York Stock Exchange's Early Warning Net Capital calculation requires firms to take an additional capital deduction equal to all capital withdrawals, including subordinated debt maturity within the next six months, if any. It also increases the SEC's minimum net capital requirement to 5% of its aggregate debit items. Accordingly, a firm must immediately notify the New York Stock Exchange if its net capital should fall below the Early Warning level. If this condition continues for more than 15 consecutive business days, the firm is not permitted to expand its business. Additionally, a firm must contract or reduce its business if its Early Warning net capital falls below 4% of aggregate debit items for more than 15 consecutive business days.

Failure to maintain the required net capital or net liquid assets may subject a firm to suspension or revocation of registration by the SEC and suspension or expulsion by the NASD, the New York Stock Exchange and other regulatory bodies, and ultimately could require the firm's liquidation. The net capital rule prohibits payments of dividends, prepayment of subordinated indebtedness and the making of any unsecured advance or loan to a stockholder, employee or affiliate if such payment could reduce the firm's net capital below certain required levels (which are higher than the minimum levels required for permission to continue operations). The net capital rule also provides that the SEC may restrict for up to 20 business days any withdrawal of equity capital, or unsecured loans or advances to stockholders, employees or affiliates, if such capital withdrawal, together with all other net capital withdrawals during a 30-day period, exceeds 30% of excess net capital and the SEC concludes that the capital withdrawal may be detrimental to the financial integrity of the firm.

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


EUROPE

The first level of securities regulation for countries that are members of the European Union is the European Union's Investment Services Directive of 1993. This applies in all the European countries in which we currently operate except Switzerland. This legislation broadly outlines the regulatory framework required of each European Union member state, including requirements that certain activities, such as insider trading, be prohibited by national legislation and that other activities, such as minimum capital requirements, be mandated. Details of the implementing national legislation are in certain cases specified by the directive. One important feature of the directive is the so-called "European passport", which requires mutual recognition of regulated status within the European Union. This allows a firm established and regulated in one European Union country to conduct limited and specified investment business in other European Union countries without having to qualify separately under the local regulatory regime. Various of our European subsidiaries make use of this "passport", as for instance when Van der Moolen Effecten trades in Germany.


THE NETHERLANDS

Licenses

All our subsidiaries that are incorporated under Dutch law and active in securities trading are licensed by the Autoriteit Financiele Markten, (the Financial Markets Authority), in accordance with the 1995 Act on the Supervision of Securities Trading, or the Dutch Securities Act. The objects of this act and the accompanying legislation are the adequate functioning of securities markets and the protection of the positions of investors in such markets. These licenses allow the offering of services as a securities intermediary in or from the Netherlands. The specific types of services permitted are set out in the licenses.

Our Dutch-licensed subsidiaries are subject to a number of requirements pursuant to the Dutch Securities Act. These requirements address (i) expertise and integrity, (ii) financial guarantees, whether or not on a consolidated basis,
(iii) management and principal place of business, (iv) safeguards for adequate supervision and compliance with the provisions of, or based on, the Dutch Securities Act and (v) information to be made available to the public. Furthermore, the rules and regulations of Euronext contain various requirements for seatholders, which are securities institutions admitted by Euronext. These provisions deal, for instance, with capital requirements such as the minimum net assets required of a participating firm and reporting obligations to the Financial Markets Authority.

Van der Moolen Effecten has been granted a license to offer services in or from the Netherlands as securities intermediary in its role as a proprietary trader. These services may be offered on Euronext and similar foreign exchanges.

Van der Moolen Effecten has been admitted, for example, by Deutsche Borse as an exchange participant through its Xetra trading platform. These foreign activities are regulated by Dutch law, as well as by the relevant German regulations - the latter primarily in reference to technical aspects of trading on the Deutsche Borse. A similar pattern of oversight, i.e. lead regulation in the country of domicile supplemented by local regulation in the market traded, applies wherever one of our four European subsidiaries trades on an exchange other than its domestic market.


Regulations of Euronext exchanges

Euronext was formed through the merger of three exchanges in 2000, and the addition of a fourth in 2002. The members of what, prior to the mergers, were the exchanges in Paris, Brussels, Portugal and Amsterdam remained members of the relevant exchange and automatically became members of the other three exchanges. As a result, each member has access to the entire integrated trading platform of Euronext. Euronext intends that, so far as is possible, the membership capacities and requirements of each of the exchanges will be harmonized in due course. Subject to local regulations and legislation, Euronext intends to harmonize its trading rules so that it may implement a single trading rulebook, which will be enforced by each of the local exchanges and regulators. This process of harmonization is largely complete.

Cash trading. All trading of cash products on Euronext is executed though the NSC system that was previously in operation at Euronext Paris and Euronext Brussels, and was installed in Amsterdam and Portugal after the merger that formed Euronext. The NSC trading platform supports two principal equity-trading mechanisms so that each share traded on Euronext is traded in a way that Euronext believes optimizes liquidity and price discovery. The trading mechanisms for liquid equities are continuous trading with or without an animateur, which is a market making function subject to certain trading obligations. The trading mechanisms for less liquid equities are auction trading with or without an animateur.


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

Certain exchanges designate professional trading firms to carry out specific trading functions within their trading structure. Often these involve informational privileges, discounts on transaction fees or the right to charge a commission for specific trading services performed, in return for meeting obligations imposed by the exchange, for example, payment of fees or a requirement to offer a continuous market of a certain minimum size at a maximum "bid/ask spread". Where an exchange offers such a trading structure, we may choose to compete directly with other trading firms to obtain these privileges. In this instance, the competition is not for revenues as such, but for the opportunity to capture revenue through normal trading activities. The nature of this competition varies across exchanges.


VDM SPECIALISTS

We obtain new specialist assignments on the New York Stock Exchange by participating in an allocation process. As part of this process, the New York Stock Exchange's allocation committee selects three to five potential specialist firms suitable for the stock, based partly on criteria specified by the listing company. The listing company may elect to have the committee select a specialist on its behalf. Alternatively, it may elect to interview each specialist firm identified by the allocation committee and select the winning firm itself. We compete with other specialist firms based on a number of factors, including:

o    the strength of our capital base;

o    reputation;

o our willingness to commit our own capital and trade for our own account while conducting our specialist operations; and

o the ancillary services we offer our specialist companies, such as providing information on the trading activity in their stocks.

As of December 31, 2003, we were the fourth largest New York Stock Exchange specialist based on number of common stock listings, and had a market share of 14.9% of all issues listed at that date. Together, the top four New York Stock Exchange specialist firms had a market share of 76.1% of all issues listed at that date.

The following is a list of the top five New York Stock Exchange specialist firms as of December 31, 2003, based on their number of common stock listings and market share in terms of such listings:


                                                                            NUMBER OF COMMON
                                                                          STOCK LISTINGS AS OF      MARKET SHARE
      NEW YORK STOCK EXCHANGE SPECIALIST                                    DECEMBER 31, 2003                (%)
      ---------------------------------------------------------------   -----------------------  ----------------
      LaBranche & Co.................................................            578                   22.4
      Spear, Leeds & Kellogg Specialists LP..........................            567                   22.0
      Fleet Specialist Inc...........................................            432                   16.8
      VDM Specialists USA, LLC ......................................            383                   14.9
      Bear Wagner Specialists, LLC...................................            339                   13.1

-----------
Source: The New York Stock Exchange.

The competition for obtaining specialist assignments for newly listing companies on the New York Stock Exchange is intense. We expect competition to continue and to intensify in the future. Some of our competitors may have significantly greater financial resources than we have and may also have greater name recognition. These competitors may be able to respond more quickly to new or evolving opportunities and listed company requirements. They may also be able to undertake more extensive promotional activities to attract newly listed companies. In addition, the specialist industry has recently undergone significant consolidation. The combined companies resulting from this consolidation have a stronger capital position than previous specialists firms. We cannot be sure that we will be able to compete effectively with our current or future competitors. We also cannot be sure that the competitive pressures we face will not have an adverse effect on our business, financial condition and/or operating results.


U.S. OPTION BUSINESS


Van der Moolen Options USA competes with a large number of trading firms, some of which are independent trading firms broadly similar to it, but in some cases having greater capital, such as Timber Hill LLC or Susquehanna International Group. Other competitors are subsidiaries of major broker-dealers, such as Bear Stearns Companies Inc. or Morgan Stanley, Inc. Competition is both for trading assignments, as determined by the exchanges, and for execution. Option specialist or similar assignments on U.S. option exchanges are allocated by the exchange and are not awarded by the companies representing the underlying securities; hence, there is no competition for them at the underlying company level. Winning additional assignments is determined by reputation, financial capacity and competent performance of specialist duties on existing assignments.


EUROPEAN TRADING


Our European operations do not hold any specialist privileges or similar privileged trading status in any of the markets in which they operate. A few activities - notably our role as market maker in Dutch equities traded on Deutsche Borse - do involve trading under specific obligations. These positions were obtained by application to the relevant exchanges and are equally available to any other eligible firm that chooses to apply for them. Accordingly, there is no competition for these privileges.

Our European equity trading activities are largely free from competition, since they do not pursue customer business. They do, however, compete with other firms for profitable trading opportunities, and in this sense they are in competition with any other firm or individual that might have an interest in trading equities at the same moment that they do. Trading orders from the proprietary trading desks of major firms such as Goldman Sachs Group Inc., Merrill Lynch & Co., Deutsche Bank A.G. or ABN AMRO N.V., and orders that these and other banks or brokerage firms submit on behalf of their clients, whether institutions, hedge funds or private individuals, all compete with Van der Moolen's orders to execute at a specific price.

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

Our bond trading subsidiary in Amsterdam, Van der Moolen Obligaties, is in competition with other firms for execution business. With the removal of the specialist function on Euronext, our Dutch bond subsidiary negotiates, jointly with its sole competitor AOT Bond Specialist B.V., to provide market making services in bonds to Dutch banks and brokerage firms on a commission basis. Van der Moolen Obligaties competes with AOT Bond Specialist for these firms' business largely on the basis of price and service.

RECENT TREND TOWARDS ELECTRONIC COMMUNICATIONS NETWORKS

Technological advances have contributed to increased trading through alternative trading systems, such as electronic communications networks, or ECNs, and crossing systems. ECNs are electronic systems with communications facilities that allow electronic routing, matching and execution of multiple orders from different firms and, in some cases, directly from investors, without human intervention. In the United States, ECNs have captured a significant share of Nasdaq transactions. However, the repeal in 1999 of New York Stock Exchange Rule 390, which forbade New York Stock Exchange members from trading in shares listed on the New York Stock Exchange prior to April 26, 1979 off a regulated market, for example, on an ECN, has given ECNs greater latitude to compete for transactions in New York Stock Exchange-listed stocks. Trades not matched in-system are executed through traditional market mechanisms, with ECNs functioning in that case more as transmitters of orders to organized exchanges than as marketplaces for those orders. Alternative trading systems may be developed, organized and operated by large brokerage houses and investment banks with greater capital, better access to technology and direct access to investors than us. As a result, these parties may be well positioned to direct trading to these networks. Alternative trading methods could account for a growing percentage of the trading volume of New York Stock Exchange-listed stocks. The New York Stock Exchange has introduced various electronic order execution mechanisms to counter this threat to its business.

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

The most important exception to this is competition for New York Stock Exchange specialist assignments. When an issuer chooses to list its shares on the New York Stock Exchange, it may choose its specialist from among the various specialist firms that would like to trade its shares. This decision is largely based on the various firms' service history, an analysis of which is provided to the issuer by the New York Stock Exchange. Consequently, our specialist unit in the United States, VDM Specialists, makes substantial efforts to maintain and enhance its reputation for providing specialist services of the highest quality. However, issuers require more from their specialists than simply that they perform the specialist function well. In particular, many rely heavily on their specialists for market intelligence. VDM Specialists employs a number of analysts and client service professionals to assist companies in this area, and with our worldwide trading reach, we believe that we offer issuers a uniquely attractive service package.

Specialist assignments in other markets are essentially determined by the exchanges themselves, and, other than lobbying the exchange's management, no marketing is involved.

For other activities, such as clearing, fixed income market making and stock lending, marketing presentations are made directly to potential customers.

(C) ORGANIZATIONAL STRUCTURE

The following table sets forth the name and jurisdiction of incorporation of, and our ownership and voting interest in, our principal subsidiaries at June 17, 2004.


                                                                                             PERCENTAGE OWNERSHIP
      SUBSIDIARY                                                 COUNTRY OF INCORPORATION     AND VOTING INTEREST
      -----------------------------------------------------  -----------------------------  ----------------------
      VDM Specialists USA, LLC ............................      United States of America                    75.0
      Van der Moolen Options USA, LLC......................      United States of America                   100.0
      Van der Moolen Effecten Specialist B.V...............                   Netherlands                   100.0
      Van der Moolen Obligaties B.V........................                   Netherlands                   100.0
      Van der Moolen Trading GmbH..........................                       Germany                   100.0
      Van der Moolen Equities, Ltd.........................                United Kingdom                   100.0

(D) PROPERTY, PLANTS AND EQUIPMENT

We currently lease office space in Europe in Amsterdam, Cologne and London and in the United States in Chicago and New York. Our headquarters are located at Keizersgracht 307, Amsterdam, where we lease approximately 23,952 square feet, which is partly sublet to third parties. Our other principal offices are located in New York, where VDM Specialists leases approximately 23,450 square feet. Our total lease expense is expected to be EUR 1.4 million for the year ended December 31, 2004. Our leases expire between the years 2006 and 2010.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

YOU SHOULD READ THE FOLLOWING DISCUSSION OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS TOGETHER WITH U.S. GAAP CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES TO THOSE STATEMENTS INCLUDED ELSEWHERE IN THIS ANNUAL REPORT. THIS DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS ABOUT US AND OUR INDUSTRY, BASED ON OUR CURRENT EXPECTATIONS, ASSUMPTIONS, ESTIMATES AND PROJECTIONS. THESE FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, AS MORE FULLY DESCRIBED IN THE "RISK FACTORS" SECTION AND ELSEWHERE IN THIS ANNUAL REPORT.

(A) OPERATING RESULTS


OVERVIEW

We are a transatlantic securities trading firm that principally engages in the trading of equities, equity options, equity index options and bonds on some of the leading securities exchanges in the United States and Europe. Operating from five locations worldwide, via six operating units, we function as an "all systems" trader, providing liquidity in different markets on exchange floors and electronic trading systems through our role as specialist or proprietary trader/market maker.

Our business consists of three operating segments that we report separately: VDM Specialists; U.S. Option Business; and European Trading. These are comprised of our six principal subsidiaries located in the United States and Europe. We report our remaining revenues, most of which are non-operating in character, under Holding and Unallocated. Our subsidiaries function on a largely autonomous basis, subject to our centrally established and monitored risk management policies and financial oversight. Our principal subsidiaries, categorized by business segment, include:


VDM Specialists

o VDM Specialists USA, LLC, one of the leading specialist firms on the New York Stock Exchange;


U.S. Option Business

o Van der Moolen Options USA, LLC, a specialist and proprietary trader in equity-related options on the Chicago Board Options Exchange and on the International Securities Exchange;


European Trading

o Van der Moolen Trading GmbH, a proprietary trader in German and Swiss equities, equity-related options and arbitrage;

o Van der Moolen Effecten Specialist B.V., a major equity trading firm on Euronext, the Helsinki Stock Exchange, the Borsa Italiana and the London Stock Exchange, which engages in proprietary trading and arbitrage;

o Van der Moolen Obligaties B.V., a market maker in Euronext-listed Dutch and French bonds, partly on commission basis; and

o Van der Moolen Equities, Ltd., a proprietary trader in large- and mid-capitalization British shares and arbitrageur of London-listed shares or ADSs and ADSs on London-listed shares or foreign shares traded in other markets.


BASIS OF PREPARATION OF OUR U.S. GAAP CONSOLIDATED FINANCIAL STATEMENTS; CHANGES IN GROUP COMPOSITION

The consolidated financial statements from which the financial information discussed below has been extracted have been prepared in accordance with U.S. GAAP. We have fully consolidated the financial statements of all subsidiary companies in which effective control is exercised by virtue of ownership of a majority of the voting rights of those subsidiaries. All significant inter-company account balances and transactions have been eliminated in our consolidated financial statements, and the minority interests of owners of shares in our subsidiaries that are not wholly-owned are reflected in them.

The acquisitions of interests in the businesses discussed below were accounted for under the purchase method. The accounting treatment of these acquisitions has had a significant effect on the comparability of our results from period to period and is an important factor in interpreting our results. These changes included the following:

o On July 11, 2001, we acquired a 51% interest in Cohen, Duffy, McGowan, a specialist and proprietary trader in equity options on the American Stock Exchange, as well as a 24.9% interest in a subsidiary owned by Cohen, Duffy, McGowan's parent company, for total aggregate consideration of EUR 69.5 million, of which EUR 11.5 million was recorded as identifiable intangible assets and EUR 41.1 million as goodwill. We began to consolidate the results of operations of Cohen, Duffy, McGowan from its date of acquisition.

o On August 1, 2001, we acquired a 75% interest in New York Stock Exchange specialists Scavone, McKenna, Cloud and Stern & Kennedy for total consideration of EUR 86.6 million, of which EUR 65.8 million was recorded as identifiable intangible assets and EUR 10.1 million as goodwill. Both of these specialist operations were merged into the operations of VDM Specialists at that date.

o In January 2002, we established Kenny & Co., a "direct access" agency brokerage firm active on the floor of the New York Stock Exchange. We held a 75% interest in Kenny & Co.

o    On March 1, 2002,  we acquired a 75%  interest  in New York Stock  Exchange
     Specialist Lyden, Dolan, Nick & Co. for total consideration of EUR 63.2 million, of which EUR 32.6 million was recorded as identifiable intangible assets and EUR 28.9 million as goodwill. Its specialist operations were merged into the operations of VDM Specialists at that date.

o On August 1, 2003, following the departure of two minority members, we acquired an additional 14.543% interest in Cohen, Duffy, McGowan LLC, raising our share in the firm from 51% to 65%, for a consideration of EUR 0.6 million.

o On December 17, 2003, we announced that Van der Moolen Options USA, LLC had closed its Philadelphia Stock Exchange activities. No consideration was received from this closure.

o Also on December 17, 2003, we announced the expected closure of Cohen, Duffy, McGowan LLC, which was completed by the end of that month. No consideration was received in connection with this closure.

o On December 18, 2003, we closed the operations of Kenny & Co. No consideration was received in connection with its closure.

o The option trading activities of Van der Moolen Opties Amsterdam B.V. were progressively wound down, beginning in 2002, and the unit was closed during 2003. No consideration was received in connection with its closure.

o On January 7, 2004, we announced the sale of our subsidiary, Van der Moolen UK Ltd, and the sale was completed on April 7, 2004. The consideration received was approximately EUR 8.3 million, being the book value of Van der Moolen UK, Ltd. as of December 31, 2003.

Following the closure and sale of the operations of Cohen, Duffy, McGowan, Kenny & Co, Van der Moolen Opties Amsterdam and Van der Moolen UK Ltd., the results of these subsidiaries have been reclassified in our U.S. GAAP consolidated financial statements as discontinued operations, in accordance with SFAS No. 144 "Accounting for the Impairment on Disposal of Long-Lived Assets". The review of our operating results set forth below under " -- Results of Operations for the Years Ended December 31, 2002 and 2003" and " -- Results of Operations for the Years ended December 31, 2001 and 2002" reflect these reclassifications. The assets and liabilities of Van der Moolen UK Ltd. are classified as held-for-sale assets and held-for-sale liabilities, respectively.

RECENT ACCOUNTING PRONOUNCEMENTS


In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments by requiring that contracts with comparable characteristics be accounted for similarly and by clarifying when a derivative contains a financing component that warrants special reporting in the consolidated statement of cash flows. The guidance in SFAS No. 149 was effective prospectively for contracts entered into or modified and for hedging relationships designated after June 30, 2003. The adoption of this statement had no effect on our consolidated statement of financial condition or consolidated statement of income.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, except for certain provisions that have been deferred, and otherwise is effective for the interim period beginning after June 15, 2003. We have determined that our minority members' capital in VDM Specialists and Cohen, Duffy, McGowan, which have the same characteristics and rights as members' equity contributed by Van der Moolen Holding N.V., is a mandatorily redeemable financial instrument as defined by SFAS No. 150 because that capital is redeemable upon the death of a minority interest holder, an event certain to occur. Consequently, the minority members' capital should be classified as a liability. We adopted SFAS No. 150 as from January 1, 2003, and as of this date present our minority interest as capital subject to mandatory redemption in our consolidated statement of financial condition. As from and including the year ended December 31, 2003, all income distributable to our minority members is recorded as interest expense and any net loss as a reduction of interest expense. Comparative financial statements have not been restated to reflect the requirements of SFAS No. 150. Due to the fact that the adoption of SFAS No. 150 resulted in reclassifications only, it did not have an impact on our financial condition, net income or cash flows.

In December 2003, the FASB issued FASB Interpretation ("FIN") No. 46 (R), "Consolidation of Variable Interest Entities an Interpretation of ARB No. 51 and an Interpretation of FIN 46", which requires a company to consolidate a variable interest entity ("VIE") if the company has variable interests that give it a majority of the expected losses or a majority of the expected residual returns or both of the entity. FIN 46 (R) is effective no later than the end of the first reporting period that ends after March 15, 2004. We are in the process of evaluating the impact of applying FIN 46 (R) and have not yet completed our analysis. However, we do not currently believe we have any significant variable interests in any variable interest entities.

In December 2003, SFAS No. 132 (Revised), "Employers' Disclosures about Pensions and Other Post-retirement Benefits" was issued. SFAS No. 132 (Revised) prescribes employers' disclosures about pension plans and other post-retirement benefit plans, although it does not change the measurement or recognition of those plans. SFAS No. 132 (Revised) retains and revises the disclosure requirements contained in the original SFAS No. 132. It also requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other post-retirement benefit plans. SFAS No. 132 (Revised) generally is effective for fiscal years ending after December 15, 2003. Note 15 of our U.S. GAAP consolidated financial statements incorporates the requirements of SFAS No. 132 (Revised).


CRITICAL ACCOUNTING  POLICIES


The notes to our U.S. GAAP consolidated financial statements contained elsewhere in this annual report contain a summary of our significant accounting policies, including a discussion of recently-issued accounting pronouncements. Many of our accounting policies require significant judgment regarding valuation of assets and liabilities and/or significant interpretation of specific accounting guidance, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. The following is a summary of our more judgmental and complex accounting policies. Additional information about these policies can be found in note 2 to our U.S. GAAP consolidated financial statements.

Intangible assets

Our balance sheet contains significant intangible assets. These intangible assets comprise our specialist stock lists and goodwill acquired in connection with our acquisitions.


Goodwill

A critical accounting estimate is the determination of fair value of each of our reporting units and their goodwill under the provisions of SFAS No. 142 "Goodwill and other Intangible Assets". In determining fair value, we used standard analytical approaches, such as the market comparison approach and the income approach. The market comparison approach is based upon comparisons of the subject company to similar companies engaged in an actual merger or acquisition or to public companies whose stocks are actively traded. As part of this process, multiples of value relative to financial variables, such as earnings or shareholders' equity, are developed and applied to the appropriate financial variables of the subject company to indicate its value. The income approach involves estimating the present value of the subject company's future cash flows by using projections of cash flows that the business is expected to generate, and discounting these cash flows at a given rate of return. Each of these methodologies requires the use of management estimates and assumptions, such as growth rates for our revenues, expenses, effective tax rates, returns on working capital and capital expenditure, among others. We also assumed a certain discount rate and terminal growth rates in our calculations. We performed the required impairment tests of goodwill for all reporting units during the fourth quarter of 2003. For our 2003 goodwill impairment test of our reporting unit VDM Specialists, we engaged an independent business valuation firm to assist us in our analysis. In our SFAS No. 142 test, we compared the fair values of our reporting units and the fair value of our reporting units' goodwill - obtained based on the methods described above - to their respective carrying values in two separate steps under SFAS No. 142 guidelines to arrive at a EUR 27.7 million impairment of goodwill related to VDM Specialists, a EUR 21.5 million impairment charge related to our European trading activities and a EUR 3.4 million impairment charge relating to the goodwill of VDM Options USA. Furthermore, due to the closure of Cohen, Duffy, McGowan, LLC, an additional EUR 11.2 million goodwill impairment charge was recognized in net result from discontinued operations.

Given the subjectivity involved in the above determination, it is possible that a different valuation model and the selection of different input variables could produce a materially different estimate of fair value. Depending on market factors in 2004 and beyond, such as possible major changes in the NYSE market structure, we could be faced with further impairment indicators on the carrying value of our goodwill and other intangibles at December 31, 2003, which could result in future impairment losses.


Other intangible assets

Other intangible assets consist of specialist stock lists acquired in connection with certain business combinations and are amortized on a straight-line basis over 40 years. The fair value of the specialist stock lists at the date of acquisition used for purchase price allocation and the determination of the useful lives were determined based on independent appraisals. The useful lives are determined based upon analysis of historical turnover characteristics of the specialist stocks. We periodically evaluate whether events and circumstances have occurred that indicate the remaining estimated useful life may warrant revision or that the remaining balance may not be recoverable. Factors we consider important which could trigger impairment include, among others, changes to the specialist function on the New York Stock Exchange, the loss of significant stocks for which we act as specialist and a significant decrease of our market capitalization. When factors indicate that intangible assets should be evaluated for possible impairment, we use an estimate of undiscounted projected cash flows over the remaining life in order to measure whether the assets are recoverable. As a result of uncertain market conditions and associated lower profitability, in the fourth quarter of 2003 we were required to perform an impairment test for the specialist stock lists acquired in relation to VDM Specialists. The valuations were performed by external independent consultants, in conformity with the rules dictated by Statement of Financial Accounting Standard No. 144 "Accounting for the Impairment on Disposal of Long-Lived Assets" ("SFAS No. 144"). An impairment loss, calculated as the difference between the estimated fair value and the carrying amount of the specialist stock lists, is recognized if the expected undiscounted cash flows relating to the stock lists are less than the corresponding carrying value. Following the valuations performed, we determined that there was no impairment charge necessary for the specialist stock lists of VDM Specialists.

Furthermore, due to the closure of the operations of Cohen, Duffy, McGowan, LLC, at year-end 2003, an impairment charge of EUR 7.4 million on its specialist stock list has been recognized in our statement of income within the line item, "net result from discontinued operations".

Fair value estimates

Where liquid markets exist, fair value is based on quoted market prices. However, for certain complex or illiquid financial instruments, if applicable, we use projections, estimates and models to determine fair value. Certain financial instruments, including over-the-counter, or "OTC", derivative instruments, are valued using pricing models that consider, among other factors, contractual and market prices, correlations, time value, credit, yield curve, volatility factors and/or prepayment rates of the underlying positions. The use of different pricing models and assumptions could produce different estimates of fair value. As of December 31, 2003, the amount of such financial instruments was not significant.


Other-than-temporary impairment of exchange memberships

The determination of the fair value of exchange memberships is a critical accounting estimate. Exchange memberships owned by us are originally carried at cost as an approximation of fair value. Adjustments to the carrying value are made if we deem that an "other-than-temporary" decline in value, as defined in Emerging Issues Task Forces Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments ("EITF"), has occurred. In determining whether exchange memberships owned are impaired (i.e. fair market value is below cost) and whether such impairment is deemed temporary, we consider many factors, including, but not limited to, information regarding recent sales prices of exchange memberships, historical trends of sales prices on a particular exchange, the current condition of the particular exchange's market structure, legal and regulatory developments affecting the particular exchange's market structure, trends in new listings on the particular exchange, general global and national economic factors and our knowledge and judgment of the securities market as a whole and the specialist industry in particular. As a result of applying this accounting policy, and in relation to the closure of our option activities on the American Stock Exchange and the Philadelphia Stock Exchange, we recognized EUR 1.6 million other-than-temporary impairments for the year ended December 31, 2003. It is possible that future other-than-temporary impairment charges could result from adverse changes in current market conditions.


Provisions for litigation

We recognize a provision for liabilities and probable losses that have been incurred as of the balance sheet date and that can be reasonably estimated. A provision is recognized when (i) the Company has a present obligation (legal or constructive) as a result of a past event; (ii) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and (iii) a reliable estimate can be made of the amount of the obligation.

We are subject to litigation as set out in "Financial Information - Consolidated
Statements  and  other  Financial  Information  -  Regulatory   Proceedings  and
Litigation".

We cannot predict the outcome of this litigation, and, as a result, we have not made any provision for this litigation in our financial statements for the year ended December 31, 2003. We believe that we have valid defenses for all claims asserted in the various proceedings and actions described. There can be no assurance, however, as to the outcome or timing of the resolution of these proceedings and actions. The range of possible resolutions could include determinations and judgments against us or settlements that could require substantial payments by us, all of which could have a material adverse effect on our financial condition, results of operations and cash flows.

Taxation

We account for income taxes in accordance with SFAS 109, "Accounting for Income Taxes". In accordance with applicable Dutch law, in particular the Special Fiscal Regime for International Financing Activities, we are able to partially defer taxation on interest income received from subsidiaries within the group through our Dutch finance entity, as well as any currency exchange gains realized on group loans that are repaid, subject to the satisfaction of certain conditions. This arrangement has allowed us to structure financing undertaken by the group in a tax-efficient manner so as to reduce the effective tax rate payable by us on a consolidated basis. The European Commission, or the Commission, announced on February 18, 2003, that the Netherlands' Special Fiscal Regime for International Financing Activities constitutes state aid, which is contrary to the European Community Treaty. However, the Commission has granted the Netherlands a transitional period to phase out the regime thus allowing us to benefit from this regime until the end of 2007, should we decide to do so. Following the Commission's announcement, the Dutch tax authorities have not yet ruled on the fiscal consequences of abolishing the regime. It is therefore uncertain whether we will be able to continue to benefit from this regime until the end of 2007 to the extent that we have in the past, and there can be no assurance that we can terminate the regime without adverse fiscal consequences. As the future abolition of the regime is applicable to us, we have been required to assess likely future scenarios to wind up the regime and their likely fiscal consequences. This is necessarily a subjective process given the uncertainty surrounding the Dutch fiscal rules applicable to abolishing the regime. Our income tax accounting reflects the assessments and estimates that we have made, which we may revise in the light of further developments affecting the regime. Such revisions may result in changes in the amount of current and deferred tax payable arising as a consequence of the regime. Upon termination of the regime, the effective tax rate payable by us on a consolidated basis on income before taxes may increase depending upon the effectiveness of possible new financing structures that will be implemented.


REVENUES


Our revenues are comprised of three principal components: specialist activities; commission income; and proprietary trading/market making activities. In addition, we derive a small portion of our revenue from net interest income from stock lending activities.

o SPECIALIST ACTIVITIES. Our revenues from specialist activities consist primarily of net trading income from principal transactions in securities for which VDM Specialists, Van der Moolen Options USA, and, until October 2001, Van der Moolen Effecten and Van der Moolen Obligaties, acted as specialists. The net gain on principal transactions represents trading gains net of trading losses, and is earned by these subsidiaries when they act as principal buying and selling their specialist stocks. These revenues are primarily affected by the total number of specialist stocks for which our subsidiaries act as specialist, as well as changes in turnover and fluctuations in the price of the specialist stocks. Turnover in our stocks has historically been driven by general trends in trading volume, as well as other factors affecting exchange-listed companies, including merger and acquisition activity, stock splits, frequency and content of company news releases, increased analyst coverage and investor sentiment.

o COMMISSION INCOME. Commission income consists of commissions earned when our subsidiaries act as agent to match buyers and sellers for limit orders executed by them on behalf of brokers after a specified period of time, and for execution of counterparties' trades in certain other circumstances as mandated by the relevant exchange or, in the case of Van der Moolen
     Obligaties, by contact with the execution agents. Generally, our subsidiaries do not earn commissions when they match market orders. Commission revenue in the United States is primarily affected by share volume of the trades executed by our subsidiaries as agent, while in Europe it is affected by the value of securities transacted. Most commission revenue is attributable to VDM Specialists' activities, with the remainder attributable to the activities now organized as direct contracts with the counterparties of Van der Moolen Obligaties.

o PROPRIETARY TRADING/MARKET MAKING ACTIVITIES. Our revenues from proprietary trading/market making activities consist primarily of net gains earned by our subsidiaries when trading as principal in competition with other traders and include net gains arising from arbitrage activities. Similar to our specialist activities, net gains from our proprietary trading/market making activities represent trading gains net of trading losses.

o NET INTEREST INCOME FROM STOCK LENDING ACTIVITIES. Net interest income from stock lending activities represents interest earned net of interest paid in connection with the stock lending activities that are carried out by VDM Specialists. VDM Specialists engages in stock lending and borrowing to other market participants that may require such loans in order to assure delivery of stock to their own counterparties. These activities give rise to large and rapidly changing balance sheet positions. However, we believe we are able to limit our exposure to the economic risk from these stock lending activities because they are typically secured by collateral with a value in excess of 100% of the value of the underlying contract, so the risk is limited to mark-to-market variations. Gross revenues from stock lending consist of the interest earned on a contractually agreed portion of the collateral, a contractually determined portion of which is rebated to the beneficial owner of the shares. In our statement of income we present the revenues from this activity net of rebates payable to the beneficial owner of the shares, because we believe that a non-netted presentation would give an inaccurate picture of our operating condition.

Our revenues are largely driven by the turnover and volatility of trading on the markets in which our subsidiaries operate. Increased market turnover translates into more opportunities to trade larger positions in shorter time frames, while increased volatility results in more opportunities to make a gain on short-term positions. However, extremely high levels of volatility can make the achievement of consistent trading gains very difficult. The sustained decline in share prices from 2000 to the first quarter of 2003 led to decreases in turnover and the absolute level of volatility, and harmed our trading results in those periods. As long as turnover remains high and volatility stays at an acceptable level, the exposure of our income from operations to a general downward trend in equity prices is limited.

Equity prices. All the equity markets in which our subsidiaries trade ended 2003 above their 2002 closing levels. The downward price trend that began in the first quarter of 2000 continued to March 2003, before prices began to rise again.

The following table provides information regarding the performance in 2002 and 2003 of various stock market indices in Europe and the United States on which our subsidiaries operate, compared with their closing levels in 2001 and 2002, respectively:

                                                                                       INCREASE OR DECLINE
                                                                                ----------------------------------
      COUNTRY                            STOCK MARKET INDEX                                2002               2003
      --------------------------------   -------------------------------------  ----------------   ---------------
      United States of America........   Standard & Poor's 500.Index                23% decline      26% increase
                                         Dow Jones Industrial Average Index         17% decline      25% increase
      Germany........................    Xetra DAX 30-DAX Index                     44% decline      37% increase
      Switzerland....................    SMI-Swiss Market Index                     28% decline      19% increase
      The Netherlands................    AEX-Amsterdam AEX Index                    36% decline       5% increase
      United Kingdom.................    FTSE 100 Index                             24% decline      14% increase
      France.........................    CAC-40 Index                               34% decline      16% increase

------------
Source: Bloomberg.

Volatility and Turnover. While there were several dramatic, highly volatile trading days in 2002 and 2003, volatility on the markets on which we operate was generally lower than the peak reached in the spring of 2000. Turnover on most equity markets where we were active in 2003 further declined compared to 2002.

o THE UNITED STATES. Turnover on the New York Stock Exchange declined by 2% in 2002 compared to 2001 to $10.3 trillion, while average daily volume rose 16.1% to 1.44 billion shares and total volume increased by 25% to 383 billion shares. In 2003, turnover declined by 6% to $9.7 trillion; average daily volume declined by 6% to 1.35 billion shares and total volume declined by 10% to 343 billion shares.

o GERMANY AND SWITZERLAND. In 2002, the local currency value of trading on the Deutsche Borse decreased by 15%, compared with 2001, while in 2003 it declined a further 7%. Value of trading on the SWX Swiss Exchanges decreased during 2002 by 6%, and by a further 15% in 2003.

o THE NETHERLANDS. Turnover on Euronext declined by 8% in 2002 and by 13% in 2003.

o THE UNITED KINGDOM. The London Stock Exchange saw a 3% increase in 2002 and a 7% increase in 2003.

Volume developments on the derivative exchanges where we operate were mixed.

o GERMANY AND SWITZERLAND. Equity-related contract volumes on Eurex increased by 34% in 2002 and rose a further 6% in 2003.

o THE UNITED STATES. In 2002, contract volumes on the Chicago Board Options Exchange declined by 13% and rose by 133% on the International Securities Exchange. In 2003, they increased 6% and 61%, respectively.

The following table provides information regarding the trading activity of the stock markets on which our subsidiaries operated in 2002 compared with 2001:

 TRADING ACTIVITY IN 2002
 EQUITIES (LOCAL CURRENCY VALUE OF EQUITIES TRADED)         OPTIONS (NUMBER OF OPTIONS CONTRACTS TRADED)
 --------------------------------------------------------   --------------------------------------------------------
 New York Stock Exchange..................  2% decrease     Chicago Board Options Exchange...........   13% decrease

 Deutsche Borse........................... 15% decrease     Eurex (Germany and Switzerland)..........   34% increase

 Euronext Amsterdam.......................  8% decrease     International Securities Exchange........  133% increase

 London Stock Exchange....................  3% increase

 SWX (Switzerland)........................  6% decrease

------------

Source: Individual exchanges. Data for equity and equity-related instruments only.

The following table provides information regarding the trading activity of the stock markets on which our subsidiaries operated in 2003 compared with 2002:

 TRADING ACTIVITY IN 2003
 EQUITIES (LOCAL CURRENCY VALUE OF EQUITIES TRADED)         OPTIONS (NUMBER OF OPTIONS CONTRACTS TRADED)
 --------------------------------------------------------   --------------------------------------------------------
 New York Stock Exchange..................  6% decrease     Chicago Board Options Exchange...........    6% decrease

 Deutsche Borse...........................  7% decrease     Eurex (Germany and Switzerland)..........    6% increase

 Euronext ................................ 13% decrease     International Securities Exchange........   61% increase

 London Stock Exchange....................  7% increase

 SWX (Switzerland)........................ 15% decrease

------------

Source: Individual exchanges. Data for equity and equity-related instruments only.



Although equity prices began to recover in March 2003, the level of trading activity and the volatility of world equity and equity-related markets generally remained under considerable pressure in 2003. The ability of our subsidiaries to capture revenue depends significantly on the level of market activity in the United States and Europe, and we believe that in 2003 our traders were faced with significantly more challenging market conditions than in 2002, when these downward trends in trading activity first began to manifest themselves.


EXPENSES

Our  expenses  consist of eight  principal  components:  exchange,  clearing and brokerage fees; employee compensation and benefits; lease of exchange memberships; information and communication expenses; general and administrative expenses; depreciation and amortization; impairment of intangible fixed assets; and impairment of other assets. For the year ended December 31, 2003, a further category was included to reflect the expenses related to the settlement reached with the New York Stock Exchange and the SEC described in "- Recent Developments" and "Financial Information -- Consolidated Statements and other Financial Information -- Regulatory Proceedings and Litigation".

o EXCHANGE, CLEARING AND BROKERAGE FEES. Exchange, clearing and brokerage fees represent exchange fees paid to securities exchanges of which one or more of our subsidiaries is a member, transaction fees paid either to the exchanges on which our subsidiaries operate or to other service providers and execution fees paid to third parties, primarily for executing trades in listed securities. The aggregate fees we pay fluctuate with our level of trading activity, but they may also change as a result of the rates that third parties charge us or the way those charges are calculated, and as a result of currency exchange rate movements.

o    EMPLOYEE  COMPENSATION  AND  BENEFITS.  Our largest  structural  expense is employee compensation and benefits that primarily consist of salaries, wages, social security or similar contributions, and profitability-based (partly discretionary) compensation. Profitability-based compensation includes compensation and benefits paid to managing directors, trading professionals and other employees of each of our subsidiaries based on the employee's overall performance and the profitability of the relevant subsidiary. Because a large proportion of our compensation is profitability-based, we can manage this expense to accommodate fluctuations in our revenues. For the year ended December 31, 2003, interest on minority members' capital has been included in interest expense, capital subject to mandatory redemption, net with previous years reclassified to minority interest.

o LEASE OF EXCHANGE MEMBERSHIPS. Lease of exchange memberships comprises lease payments paid to related and third parties for seats on the New York Stock Exchange and on other exchanges where we operate.

o INFORMATION AND COMMUNICATION. Our information and communication expenses consist primarily of data retrieval, information services and telephone and data lines.

o GENERAL AND ADMINISTRATIVE EXPENSES. Our general and administrative expenses are principally comprised of professional fees, rent and occupancy expense and equipment rental expense. Professional fees primarily consist of fees paid to consultants, legal fees, audit fees, fees for tax advice and other professional fees. Rent and occupancy expense consists primarily of rental payments on office leases and related occupancy costs, such as utilities.

o DEPRECIATION AND AMORTIZATION. Depreciation and amortization includes the depreciation of fixtures, fittings and equipment and the amortization of intangible assets.

o PROVISION FOR THE NEW YORK STOCK EXCHANGE/SEC INVESTIGATION. This provision relates to the settlement we reached with the New York Stock Exchange and the SEC in connection with their investigation into alleged improper trading practices at several New York Stock Exchange specialist firms, including VDM Specialists. This provision applies to the year ended December 31, 2003, only.

o IMPAIRMENT OF INTANGIBLE FIXED ASSETS: Impairment of intangible fixed assets includes impairment charges on goodwill and other intangible assets.

o    IMPAIRMENT   OF  OTHER  ASSETS:   Impairment  of  other  assets   comprises
     impairments of memberships in exchanges, owned.


TAXATION

Our income tax expense consists of current and deferred income taxes arising from within and outside of the Netherlands. Taxes are calculated for each individual subsidiary in the group. The effective tax rate differs from the theoretical amount that would arise on the basic tax rate of the Netherlands as described in note 12 to our U.S. GAAP consolidated financial statements. See "Risk Factors -- Risks Associated with the Company" for recent developments concerning our consolidated tax rate.


RECENT DEVELOPMENTS

In the first quarter of 2004, we experienced modest recovery of volumes and volatility in U.S. equity markets, but little improvement in Europe. In this market environment, our opportunities to trade profitably improved moderately from the fourth quarter of 2003. As a result, we earned net income of EUR 2.1 million for the three months ended March 31, 2004, a decline of EUR 1.9 million, or 47.5%, compared to the first quarter of 2003. Although revenues from period-to-period decreased significantly, we were able to close all of our trading days in the first quarter of 2004 with a positive trading result.

In early 2003, we purchased a series of U.S. dollar put options with maturity dates through 2003 in order to create a "stop loss" on the translation exposure arising on our U.S. dollar denominated net income in 2003. As a result, the appreciation of the euro against the U.S. dollar during 2003 had a limited effect on our net income for the year, because whilst the euro equivalent of our US dollar denominated net income declined, we realized profits of EUR 2.4 million on the US dollar put options. We have not purchased such options in 2004, so our earnings in the current year will be fully exposed to the effects of movements in the dollar/euro exchange rate. See "-- Quantitative and Qualitative Disclosures About Market Risk".

On January 7, 2004, we announced that we had reached an agreement in principle to sell our subsidiary Van der Moolen UK Ltd. to a third party for consideration equivalent to its carrying value on our balance sheet as of December 31, 2003 in the amount of EUR 8.3 million. The transaction was completed on April 7, 2004.

In February 2004, the executive Board proposed and the supervisory board approved, payment of a dividend of EUR 2.9 million out of retained earnings to the holders of financing preferred A and B shares. No dividend on financing preferred shares was charged against net income attributable to common shareholders as a result of the net loss incurred for the year ended December 31, 2003.

On March 30, 2004, we announced a settlement with the New York Stock Exchange and the SEC of charges resulting from an investigation into alleged improper trading practices at several New York Stock Exchange specialist firms, including VDM Specialists. Pursuant to the settlement, and without admitting or denying any wrongdoing, we announced that VDM Specialists will pay a total of $57.7 million in restitution to customers and civil penalties for certain trades that occurred during the five-year period from 1999 to 2003. Of the total agreed restitution and civil penalties, $34.9 million represents restitution and $22.8 million represents civil penalties. The full amount of the restitution payment was paid within ten days of the date of settlement. We have agreed with the SEC to pay the $22.8 million in civil penalties on an instalment basis, with the first instalment of $10.8 million having been made within ten days of the date of settlement and $2.0 million to be paid every three months thereafter until all penalties have been paid in full. Under U.S. GAAP, the settlement is required to be treated as a subsequent event, reportable for 2003. Therefore, our U.S. GAAP consolidated financial statements for the year ended December 31, 2003 include a provision of EUR 45.7 million ($57.7 million). In addition, we have agreed to implement additional internal compliance procedures and retain an independent consultant to review and evaluate certain of our existing compliance systems, policies and procedures.

In April 2004, we changed our policy with regard to hedging the future obligations arising from our employee stock option plan. In connection therewith, on April 22, 2004 we sold 780,000 of our previously repurchased shares (held as treasury stock) for an aggregate amount of approximately EUR 5.6 million.


RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2003


REVENUES

The following tables provide information about our revenue composition and contribution of our principal business segments (presented on a subsidiary by subsidiary basis) to our total revenues for the years ended December 31, 2003 and 2002.


                                                                                               NET
                                                                                          INTEREST
                                                                  PROPRIETARY               INCOME
                                                                     TRADING/                 FROM
                                       % OF                   % OF     MARKET     % OF       STOCK     % OF              % OF
YEAR ENDED              SPECIALIST    TOTAL  COMMISSION      TOTAL     MAKING    TOTAL     LENDING    TOTAL    OTHER    TOTAL
DECEMBER 31, 2003       ACTIVITIES REVENUES      INCOME   REVENUES ACTIVITIES REVENUES  ACTIVITIES REVENUES REVENUES REVENUES TOTAL
-----------------       ---------- --------  ---------- ---------- ---------- --------  ---------- -------- -------- -------- -----
                                                        (IN  EUR  MILLIONS, EXCEPT PERCENTAGES)

VDM SPECIALISTS(1) ....      100.8     59.6%       27.2       16.1%       1.7      1.0%        3.4      2.0%      --       --    3.1

U.S. OPTION BUSINESS

Van der Moolen
Options USA(2) ........        0.5      0.3          --         --        0.5      0.3          --       --       --       --    1.0

EUROPEAN TRADING

Van der Moolen
Trading ...............         --       --          --         --        7.5      4.4          --       --       --       --    7.5

Van der Moolen
Effecten Specialist ...         --       --         --          --        8.4      5.0          --       --       --       --    8.4

Van der Moolen
Obligaties ............         --       --         0.9        0.5        2.5      1.5          --       --       --       --    3.4

Van der Moolen
Equities ..............         --       --          --         --        4.6      2.7          --       --       --       --    4.6
                        ---------- --------  ----------  --------- ---------- --------  ---------- -------- -------- -------- ------
TOTAL
REVENUES FROM
CONTINUING
OPERATIONS ............      101.3     59.9%       28.1       16.6%      25.2     14.9%        3.4      2.0%      --       --    8.0
                        ---------- --------  ----------  --------- ---------- --------  ---------- -------- -------- -------- ------
TOTAL
REVENUES FROM
DISCONTINUED
OPERATIONS(3) .........        2.2      1.3%         --         --        5.5      3.3%         --       --      3.4      2.0%   1.1
                        ---------- --------  ----------  --------- ---------- --------  ---------- -------- -------- -------- ------
TOTAL REVENUES ........      103.5     61.2%       28.1       16.6%      30.7     18.2%        3.4      2.0%     3.4      2.0%   9.1
                        ========== ========  ==========  ========= ========== ========  ========== ======== ======== ======== ======

----------------
(1) As of December 31, 2003, we owned a 75% economic interest in VDM Specialists. The figures shown represent 100% of the corresponding revenue amount.

(2) We announced the closure of the Philadelphia Stock Exchange operations of this business in December 2003. Its activities are now restricted to the Chicago Board Options Exchange and the International Securities Exchange.

(3) Comprised of revenues attributable to Cohen, Duffy, McGowan, Van der Moolen Opties, Van der Moolen U.K. and Kenny & Co.



                                                                                               NET
                                                                                          INTEREST
                                                                  PROPRIETARY               INCOME
                                                                     TRADING/                 FROM
                                       % OF                   % OF     MARKET     % OF       STOCK     % OF              % OF
YEAR ENDED              SPECIALIST    TOTAL  COMMISSION      TOTAL     MAKING    TOTAL     LENDING    TOTAL    OTHER    TOTAL
DECEMBER 31, 2002       ACTIVITIES REVENUES      INCOME   REVENUES ACTIVITIES REVENUES  ACTIVITIES REVENUES REVENUES REVENUES TOTAL
-----------------       ---------- --------  ---------- ---------- ---------- --------  ---------- -------- -------- -------- -----
                                                        (IN  EUR  MILLIONS, EXCEPT PERCENTAGES)

VDM SPECIALISTS(1)(2) ....   227.0     70.6%       33.4       10.4%       2.1      0.6%        4.2      1.3%      --       --  266.7

U.S. OPTION BUSINESS

Van der Moolen
Options USA    ...........    (0.9)    (0.3)         --         --        0.9      0.3          --       --       --       --    0.0

EUROPEAN TRADING

Van der Moolen
Trading ..................      --       --          --         --       11.0      3.4          --       --       --       --   11.0

Van der Moolen
Effecten Specialist ......      --       --         --          --       25.2      7.8          --       --       --       --   25.2

Van der Moolen
Obligaties ...............      --       --         1.6        0.5        2.9      0.9          --       --       --       --    4.5

Van der Moolen
Equities .................      --       --          --         --        8.4      2.7          --       --       --       --    8.4
                        ---------- --------  ----------  --------- ---------- --------  ---------- -------- -------- -------- ------
TOTAL
REVENUES FROM
CONTINUING
OPERATIONS ............      226.1     70.3%       35.0       10.9%      50.5     15.7%        4.2      1.3%      --       --  315.8
                        ---------- --------  ----------  --------- ---------- --------  ---------- -------- -------- -------- ------
TOTAL
REVENUES FROM
DISCONTINUED
OPERATIONS(3) .........       (2.9)    (0.9%)        --         --        5.6      1.7%         --       --      3.3      1.0%   6.0
                        ---------- --------  ----------  --------- ---------- --------  ---------- -------- -------- -------- ------
TOTAL REVENUES ........      223.2     69.4%       35.0       10.9%      56.1     17.4%        4.2      1.3%     3.3      1.0% 321.8
                        ========== ========  ==========  ========= ========== ========  ========== ======== ======== ======== ======

----------------
(1) We acquired New York Stock Exchange specialists Lyden, Dolan, Nick on March 1, 2002. The results of its operations are reflected in VDM Specialists' results as of that date.

(2) As of December 31, 2002, we owned a 75% economic interest in VDM Specialists. The figures shown represent 100% of the corresponding revenue amount.

(3) Comprised of revenues attributable to Cohen, Duffy, McGowan, Van der Moolen Opties, Van der Moolen U.K. and Kenny & Co.


Our revenues from continuing operations decreased by EUR 157.8 million, or 50.0%, from EUR 315.8 million for the year ended December 31, 2002 to
EUR 158.0 million for the year ended December 31, 2003. This decrease was caused primarily by a 51.3% decline in revenues from our European trading operations and a 50.1% decline at VDM Specialists, which decreases were partially offset by a return to positive revenues from our option activities. VDM Specialists accounted for 84.2% of our revenues from continuing operations for the year ended December 31, 2003, compared with 84.5% in 2002.

o    SPECIALIST ACTIVITIES. Revenues from specialist activities decreased by EUR
     124.8 million, or 55.2%, falling from EUR 226.1 million for the year ended December 31, 2002 to EUR 101.3 million for the year ended December 31, 2003. During the period, revenues derived from specialist activities at VDM Specialists decreased by 55.6% from EUR 227.0 million to EUR 100.8 million. This decrease was mainly caused by market conditions, notably the low level of equity volatility during most of the year, and adverse changes in the value of the U.S. dollar relative to the euro, partly offset by the full year consolidation of the acquisition of Lyden, Dolan, Nick in 2003. Revenues attributable to the specialist activities of Van der Moolen Options USA increased by EUR 1.4 million from a loss of EUR 0.9 million in 2002 to positive revenues of EUR 0.5 million in 2003. This increase largely reflected changes in the risk profile made in 2002 and 2003.

o COMMISSION INCOME. Commission income decreased by EUR 6.9 million, or 19.7%, from EUR 35.0 million in 2002 to EUR 28.1 million in 2003. The majority of commission revenue in both periods was attributable to VDM Specialists, which had commissions from specialist activities of EUR 33.4 million and EUR 27.2 million in 2002 and 2003, respectively. This decline resulted from lower commission based activity and the depreciation of the US dollar compared to the euro. As a result of declining revenues, the relative contribution of commission income to total revenues of continuing operations increased from 11.1% in 2002 to 17.8% in 2003.

o PROPRIETARY TRADING/MARKET MAKING ACTIVITIES. Our revenues from proprietary trading/market making activities decreased by EUR 25.3 million, or 50.0%, from EUR 50.5 million for the year ended December 31, 2002 to EUR 25.2 million for the year ended December 31, 2003. This decrease reflected a fall in turnover and volatility on most of the European exchanges where we were active.

o NET INTEREST INCOME FROM STOCK LENDING ACTIVITIES. Net interest income from stock lending activities declined by EUR 0.8 million, or 19.0%, from EUR 4.2 million for the year ended December 31, 2002 to EUR 3.4 million for the year ended December 31, 2003. All of the net interest income resulted from the activities of VDM Specialists.


EXPENSES


Our expenses  from  continuing  operations  increased by  EUR 23.3  million,  or
12.5%, from EUR 185.8 million for the year ended December 31, 2002 to EUR 209.1 million for the year ended December 31, 2003. VDM Specialists accounted for 70.2% of our expenses from continuing operations for the year ended December 31, 2003, compared with 58.4% in 2002.

o EXCHANGE, CLEARING AND BROKERAGE FEES. Exchange, clearing and brokerage fees decreased by EUR 11.2 million, or 30.2%, from EUR 37.1 million in 2002 to EUR 25.9 million in 2003. The decrease resulted from reduced trading activities, efforts to reduce these costs taken in 2002 and 2003 and depreciation of the U.S. dollar against the euro, which were partially offset by increases in fees charged to us by certain providers of these services.

o EMPLOYEE COMPENSATION AND BENEFITS. Employee compensation and benefits decreased by EUR 37.3 million, or 45.5%, from EUR 82.0 million in 2002 to EUR 44.7 million in 2003. Most of this decrease was due to the decline in variable income-based incentive compensation for our traders and management and other staff that accompanied the decline in revenue and income levels from one period to the next. Reduction in staff numbers and the depreciation of the U.S. dollar relative to the euro accounted for a significant portion of this decrease as well. The variable component of our personnel expenses, which comprises incentive compensation to our personnel and is correlated with the development of our revenues, decreased to EUR 3.6 million, or to 2.3% of our total revenues from continuing operations for the year ended December 31, 2003, from EUR 32.4 million, or 10.3% of our total revenues from continuing operations for the year ended December 31, 2002. Non-cash expenses related to our employee stock option plan were EUR 5.5 million and EUR 4.7 million in 2002 and 2003, respectively. At the beginning of 2003, we closed the plan and announced that no further options would be granted.

o LEASE OF EXCHANGE MEMBERSHIPS. Lease of exchange memberships decreased by EUR 2.7 million, or 16.2%, from EUR 16.7 million in 2002 to EUR 14.0 million in 2003. This decrease was mainly due to the decline in open market prices for purchasing seats, which affected lease rates, a reduction in the number of New York Stock Exchange memberships leased by VDM Specialists and the deprecation of the U.S. dollar relative to the euro.

o INFORMATION AND COMMUNICATION. Information and communication expenses decreased by EUR 1.3 million, or 26.0%, from EUR 5.0 million in 2002 to EUR 3.7 million in 2003. This decrease was the result of cost saving measures taken in 2002 and 2003 as well as the depreciation of the U.S. dollar relative to the euro.

o GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses decreased by EUR 8.1 million, or 39.1%, from EUR 20.7 million in 2002 to EUR 12.5 million in 2003. This decline was primarily caused by cost saving measures taken in 2002 and 2003 and the depreciation of the U.S. dollar relative to the euro, which were partially offset by increased legal and other advisory service fees in the second half of 2003 in the amount of EUR
     1.3 million, relating mainly to the NYSE/SEC investigation described elsewhere herein.

o DEPRECIATION AND AMORTIZATION. Depreciation and amortization decreased by EUR 1.9 million, or 17.3%, from EUR 11.0 million in 2002 to EUR 9.1 million in 2003. The decrease resulted from the reduced amount of intangible fixed assets eligible for amortization as a result of the impairment of these items taken in the fourth quarter of 2002 and the depreciation of the U.S. dollar relative to the euro.

o PROVISION FOR THE NEW YORK STOCK EXCHANGE/SEC INVESTIGATION. In connection with the US$57.7 million settlement we reached with the New York Stock Exchange and the SEC arising out of charges relating to alleged improper trading practices, we recorded a provision of EUR 45.7 million on our income statement for the year ended December 31, 2003. For a discussion of this settlement and the related New York Stock Exchange and SEC investigations, see "-- Recent Developments" and "Financial Information -- Consolidated Statements and other Financial Information - Regulatory Proceedings and Litigation".

o IMPAIRMENT OF INTANGIBLE FIXED ASSETS. We performed the annual impairment tests on goodwill during the fourth quarter of 2003 for our different reporting units and determined that impairments were required on goodwill paid in relation to the acquisitions of VDM Specialists USA and Van der Moolen Options USA and in relation to our European Trading activities. The amounts were EUR 27.7 million, EUR 3.4 million and EUR 21.5 million respectively, for a total of EUR 52.6 million. The impairment related to VDM Specialists USA was based on valuations by external independent consultants using a discount rate of 13% and resulted from uncertain market conditions and associated estimated lower profitability of this entity. The impairment related to Van der Moolen Options USA resulted from the closure of that firm's operation on the Philadelphia Stock Exchange in December 2003. The impairment of the goodwill related to the European Trading operations was the result of uncertain market conditions and the associated estimated lower profitability of the entities involved. In determining the discounted value of future cash flows of the European Trading operations, a discount rate of 15% was applied. Based upon valuations by external independent consultants, no impairment charge on the specialist stock lists of VDM Specialists was considered to be necessary. Further impairment charges were taken in relation to the discontinued operations of Cohen, Duffy, McGowan. See "Operating and Financial Review and Prospects -- Operating results - Critical accounting policies -- Intangible assets".

o IMPAIRMENT OF OTHER ASSETS. Impairment of other assets in the amount of EUR 0.9 million is comprised of impairments of memberships in exchanges, owned, and relate entirely to the closure of the operations of Van der Moolen Options USA on the Philadelphia Stock Exchange. Further impairment charges were taken in relation to the discontinued operations of Cohen, Duffy, McGowan. See "Operating Results -- Overview -- Critical accounting policies -- Other-than-temporary impairment of exchange memberships".


INCOME (LOSS) FROM ASSOCIATES

Our income from associates decreased from EUR 0.3 million in 2002 to zero in 2003, as a result of the sale of an associate in 2002.

GAIN ON DISPOSAL OF LONG-TERM INVESTMENTS AND ASSOCIATES


For the year ended December 31, 2003, we reported a gain on disposals of long-term investments and associates of EUR 0.9 million. This gain related to the sale of our approximately 1% shareholding in Tullett Plc., which was sold in February 2003.


INTEREST EXPENSE, NET


For the year ended December 31, 2003, we reported net interest expense of EUR 9.7 million, a 29.2% decrease compared to 2002. This decrease mainly resulted from the decrease in interest rates over the comparable periods as well as the depreciation of the U.S. dollar against the euro.


INTEREST EXPENSE, CAPITAL SUBJECT TO MANDATORY REDEMPTION, NET


As a result of the adoption of SFAS No. 150, our minority members' capital was reclassified as a liability as of December 31, 2003; therefore, amounts reflected in the consolidated statement of income are treated as interest expense as from and including the year ended December 31, 2003. Previous years' financial data was not restated. This item reflects that portion of our income that is contributed to the minority members of our U.S. subsidiary VDM Specialists (excluding amortization and impairments of goodwill and other intangible assets). In comparison with minority interest recognized in 2002, the decrease from EUR 35.3 million to EUR 2.4 million in 2003 was caused by the decreased income level realized by VDM Specialists in comparison with 2002, mainly as a result of the provision for the NYSE/SEC investigation recognized in 2003.


OTHER INCOME

Other income mainly comprises foreign currency gains and losses. For the year ended December 31, 2003, other income included a gain of EUR 2.4 million in relation to the U.S. dollar put options bought in 2003. See "Risk Factors - Risks Associated with the Company".


(LOSS) INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES

As a result of the foregoing factors, our income from continuing operations before income taxes decreased from EUR 122.2 million for the year ended December 31, 2002 to a loss of EUR 56.2 million for the year ended December 31, 2003. As described above, the comparison of (loss) income from continuing operations before income taxes is affected by the reclassification involving minority interest and interest expense, capital subject to mandatory redemption, net arising from the adoption of SFAS 150.


PROVISION FOR INCOME TAXES


The provision for income taxes decreased from a charge of EUR 38.4 million in 2002 to a credit of EUR 15.7 million in 2003. The provision for income taxes as a percentage of income before taxes (for the year ended December 31, 2002: as a percentage of income before taxes and less minority interests), decreased from 44.2% (charge) for the year ended December 31, 2002 to 27.9% (benefit) for the year ended December 31, 2003. The tax benefit in the year ended December 31, 2003 has been negatively influenced by the non-tax deductibility of the NYSE/SEC provision that relates to civil penalties, which amounted to EUR 18.1 million ($22.8 million).


MINORITY INTERESTS


See "Interest expense, capital subject to mandatory redemption, net" above.


NET LOSS FROM DISCONTINUED OPERATIONS


The net loss from discontinued operations reflects the results of Cohen, Duffy, McGowan, Van der Moolen Opties and Kenny & Co, our operations that were discontinued in 2003, and the results of Van der Moolen UK Ltd., which was disposed of in 2004. All of these operations are classified as discontinued operations under applicable accounting standards. The total net loss amounted to EUR 18.1 million in 2003 compared to a net loss of EUR 18.4 million in 2002. See note 3 of our U.S. GAAP consolidated financial statements for an overview of the components of this net loss.

NET (LOSS) INCOME


As a result of the foregoing factors, our net income decreased by EUR 88.7 million in 2003, from EUR 30.1 million for the year ended December 31, 2002 to a loss of EUR 58.6 million for the year ended December 31, 2003.


RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2002


REVENUES


The following tables provide information about our revenue composition and contribution of our principal subsidiaries to our total revenues for the years ended December 31, 2002 and 2001.




                                                                                               NET
                                                                                          INTEREST
                                                                  PROPRIETARY               INCOME
                                                                     TRADING/                 FROM
                                       % OF                   % OF     MARKET     % OF       STOCK     % OF              % OF
YEAR ENDED              SPECIALIST    TOTAL  COMMISSION      TOTAL     MAKING    TOTAL     LENDING    TOTAL    OTHER    TOTAL
DECEMBER 31, 2002       ACTIVITIES REVENUES      INCOME   REVENUES ACTIVITIES REVENUES  ACTIVITIES REVENUES REVENUES REVENUES TOTAL
-----------------       ---------- --------  ---------- ---------- ---------- --------  ---------- -------- -------- -------- -----
                                                        (IN  EUR  MILLIONS, EXCEPT PERCENTAGES)

VDM SPECIALISTS(1)(2) ....   227.0     70.6%       33.4       10.4%       2.1      0.6%        4.2      1.3%      --       --  266.7

U.S. OPTION BUSINESS

Van der Moolen
Options USA    ........       (0.9)    (0.3)         --         --        0.9      0.3          --       --       --       --    0.0

EUROPEAN TRADING

Van der Moolen
Trading ...............         --       --          --         --       11.0      3.4          --       --       --       --   11.0

Van der Moolen
Effecten Specialist ...         --       --         --          --       25.2      7.8          --       --       --       --   25.2

Van der Moolen
Obligaties ............         --       --         1.6        0.5        2.9      0.9          --       --       --       --    4.5

Van der Moolen
Equities ..............         --       --          --         --        8.4      2.7          --       --       --       --    8.4
                        ---------- --------  ----------  --------- ---------- --------  ---------- -------- -------- -------- ------
TOTAL
REVENUES FROM
CONTINUING
OPERATIONS ............      226.1     70.3%       35.0       10.9%      50.5     15.7%        4.2      1.3%      --       --  315.8
                        ---------- --------  ----------  --------- ---------- --------  ---------- -------- -------- -------- ------
TOTAL
REVENUES FROM
DISCONTINUED
OPERATIONS(3) .........       (2.9)    (0.9%)        --         --        5.6      1.7%         --       --      3.3      1.0%   6.0
                        ---------- --------  ----------  --------- ---------- --------  ---------- -------- -------- -------- ------
TOTAL REVENUES ........      223.2     69.4%       35.0       10.9%      56.1     17.4%        4.2      1.3%     3.3      1.0% 321.8
                        ========== ========  ==========  ========= ========== ========  ========== ======== ======== ======== ======


-----------------
(1) We acquired New York Stock Exchange specialists Lyden, Dolan, Nick on March 1, 2002. The results of its operations are reflected in VDM Specialists' results as of that date.

(2) As of December 31, 2002, we owned a 75% economic interest in VDM Specialists. The figures shown represent 100% of the corresponding revenue amount.

(3) Comprised of revenues attributable to Cohen, Duffy, McGowan, Van der Moolen Opties, Van der Moolen U.K. and Kenny & Co.


                                                                                               NET
                                                                                          INTEREST
                                                                  PROPRIETARY               INCOME
                                                                     TRADING/                 FROM
                                       % OF                   % OF     MARKET     % OF       STOCK      % OF
YEAR ENDED              SPECIALIST    TOTAL  COMMISSION      TOTAL     MAKING    TOTAL     LENDING     TOTAL
DECEMBER 31, 2001       ACTIVITIES REVENUES      INCOME   REVENUES ACTIVITIES REVENUES  ACTIVITIES  REVENUES TOTAL
-----------------       ---------- --------  ---------- ---------- ---------- --------  ----------  -------- -----
                                                        (IN  EUR  MILLIONS, EXCEPT PERCENTAGES)

VDM SPECIALISTS(1)(2) ....   222.4     66.6%       30.8        9.2%       4.1      1.2%        5.1      1.5%  262.4

U.S. OPTION BUSINESS

Van der Moolen
Options USA    ........        2.4      0.7          --         --        6.7      2.0          --       --     9.1

EUROPEAN TRADING

Van der Moolen
Trading ...............         --       --          --         --       29.1      8.7          --       --    29.1

Van der Moolen
Effecten Specialist ...        8.8      2.6         5.2        1.6       18.6      5.6          --       --    32.6

Van der Moolen
Obligaties ............        2.4      0.7         2.5        0.7         --       --          --       --     4.9

Van der Moolen
Equities ..............         --       --          --         --        8.0      2.4          --       --     8.0
                        ---------- --------  ----------  --------- ---------- --------  ---------- --------  ------

TOTAL
REVENUES FROM
CONTINUING
OPERATIONS ............      236.0     70.6%       38.5       11.5%      66.5     19.9%        5.1      1.5%  346.1
                        ---------- --------  ----------  --------- ---------- --------  ---------- --------  ------

TOTAL
REVENUES FROM
DISCONTINUED
OPERATIONS(3) .........      (10.4)    (3.1%)        --         --       (1.5)    (0.4%)        --       --   (11.9)
                        ---------- --------  ----------  --------- ---------- --------  ---------- --------  ------
TOTAL REVENUES ........      225.6     67.5%       38.5       11.5%      65.0     19.5%        5.1      1.5%  334.2
                        ========== ========  ==========  ========= ========== ========  ========== ========  ======

-----------------

(1) We acquired New York Stock Exchange specialists Scavone, McKenna, Cloud and Stern and Kennedy on August 1, 2001. The results of operations are reflected in VDM Specialists' results as of that date.

(2) As of December 31, 2001, we owned a 75% economic interest in VDM Specialists. The figures shown represent 100% of the corresponding revenue amount.

(3) Comprised of revenues attributable to Cohen, Duffy, McGowan, Van der Moolen Opties and Van der Moolen U.K.


Our revenues from continuing operations decreased by EUR 30.3 million, or 8.8%, from EUR 346.1 million for the year ended December 31, 2001 to EUR 315.8 million for the year ended December 31, 2002. This decrease was caused primarily by a 34.2% decline in revenues from our European trading operations, slightly offset by a 1.6% increase at VDM Specialists. VDM Specialists accounted for 84.5% of our revenues from continuing operations for the year ended December 31, 2002, compared with 75.8% of such revenues in 2001.

o SPECIALIST ACTIVITIES. Principal revenues from specialist activities decreased by EUR 9.9 million, or 4.2%, from EUR 236.0 million for the year ended December 31, 2001 to EUR 226.1 million for the year ended December 31, 2002. During the period, revenues derived from specialist activities at VDM Specialists increased by 2.1% from EUR 222.4 million to EUR 227.0 million. This increase was mainly caused by the consolidation for ten months of the operations of Lyden, Dolan, Nick which we acquired on March 1, 2002, a full year's consolidation of the acquisitions of Scavone and Stern & Kennedy made on August 1, 2001, which were almost fully offset by a 4% decrease in revenues attributable to the depreciation of the dollar against the euro and an organic decline in revenues. The organic decline in revenues was primarily due to erosion of margins resulting from reduced retail investor activity. Revenues attributable to the specialist activities of Van der Moolen Options USA decreased by EUR 3.3 million from a gain of EUR 2.4 million in 2001 to a loss of EUR 0.9 million in 2002. This decline reflected poor trading conditions as well as deliberate curtailment of the scope of this firm's trading activities.

     As a result of the termination of the hoekman function on Euronext Amsterdam in October 2001, revenue from specialist activities realized through our European trading entities was zero in 2002, compared to EUR
     11.2 million in 2001.

o COMMISSION INCOME. Commission income decreased by EUR 3.5 million, or 9.1%, from EUR 38.5 million in 2001 to EUR 35.0 million in 2002. The majority of commission revenue in both periods was attributable to VDM Specialists, which had commissions from specialist activities of EUR 30.8 million and EUR 33.4 million in 2001 and 2002, respectively. As a result of changes to Amsterdam's trading structure, neither Van der Moolen Effecten nor Van der Moolen Obligaties any longer participates in specialist activities. Notwithstanding the results of 2002 compared to 2001, and apart from the system change in Amsterdam, the relative importance to our results of operations of commission revenues has been decreasing for the past few years. Van der Moolen Obligaties has been able to replace specialist commissions by contracting directly with its counterparties, but Van der Moolen Effecten no longer receives commission revenue. Van der Moolen Effecten and Van der Moolen Obligaties together contributed EUR 7.7 million in commission revenues in 2001. Van der Moolen Obligaties realized EUR 1.6 million in commission income during 2002.

o PROPRIETARY TRADING/MARKET MAKING ACTIVITIES. Our revenues from proprietary trading activities decreased by EUR 16.0 million, or 24.1%, from EUR 66.5 million for the year ended December 31, 2001 to EUR 50.5 million for the year ended December 31, 2002. This decrease reflected a fall in turnover on most of the European exchanges where we were active and, in particular, a sharp reduction in the trading activity carried out through our German operations.

o NET INTEREST INCOME FROM STOCK LENDING ACTIVITIES. Net interest income from stock lending activities declined by EUR 0.9 million, or 17.6%, from EUR 5.1 million for the year ended December 31, 2001 to EUR 4.2 million for the year ended December 31, 2002. All of the net interest income resulted from the activities of VDM Specialists, which experienced a decline in demand for stock lending activities as a result of continuing market volatility during 2002.


EXPENSES


Our expenses from continuing operations decreased by EUR 4.6 million, or 2.4%, from EUR 190.4 million for the year ended December 31, 2001 to EUR 185.8 million for the year ended December 31, 2002. VDM Specialists accounted for 58.4% of these expenses for the year ended December 31, 2002, compared with 55.3% in 2001.

o EXCHANGE, CLEARING AND BROKERAGE FEES. Exchange, clearing and brokerage fees increased by EUR 7.5 million, or 25.3%, from EUR 29.6 million in 2001 to EUR 37.1 million in 2002. The increase partially reflected the expansion of the scope of our business through acquisitions made in the United States during the course of 2001 and 2002, increases in fees on several of the exchanges where we trade and increased arbitrage activity compared to 2001.

o EMPLOYEE COMPENSATION AND BENEFITS. Employee compensation and benefits decreased by EUR 8.7 million, or 9.6%, from EUR 90.7 million in 2001 to EUR 82.0 million in 2002. The substantial majority of this decrease was due to the decline in variable income-based incentive compensation for our traders and management and other staff that accompanied the decline in revenue and income levels from one period to the next. The decrease was partially offset by the addition of new employees following the acquisition of Scavone and Stern & Kennedy in August 2001, and the acquisition of Lyden, Dolan, Nick in March 2002. The variable component of our personnel expenses, which comprises incentive payments to our personnel and is correlated with the development of our revenues, decreased to EUR 32.4 million, or to 10.3% of our total revenues from continuing operations for the year ended December 31, 2002, from EUR 42.5 million, or 12.3% of our total revenues from continuing operations for the year ended December 31, 2001. Non-cash expenses related to our employee stock option plan were EUR 5.0 million and EUR 5.5 million in 2001 and 2002, respectively.

o LEASE OF EXCHANGE MEMBERSHIPS. Lease of exchange memberships increased by EUR 3.6 million, or 27.5%, from EUR 13.1 million in 2001 to EUR 16.7 million in 2002. This increase was mainly due to the increase in the number of New York Stock Exchange memberships leased by VDM Specialists from related and third parties. The increase in the number of New York Stock Exchange memberships was mainly due to acquisitions made in 2001 and 2002.

o INFORMATION AND COMMUNICATION. Information and communication expenses decreased by EUR 0.1 million, or 2.0%, from EUR 5.1 million in 2001 to EUR 5.0 million in 2002.

o GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses decreased by EUR 9.1 million, or 30.6%, from EUR 29.7 million in 2001 to EUR 20.6 million in 2002. The main reason for this decline relates to the expenses recognized in 2001 in relation to the listing of our ADSs on the New York Stock Exchange in October of that year.

o DEPRECIATION AND AMORTIZATION. Depreciation and amortization decreased by EUR 11.2 million, or 50.5%, from EUR 22.2 million in 2001 to EUR 11.0 million in 2002. The decrease primarily resulted from the application of SFAS No. 142 under which goodwill is no longer amortized but is subject to impairment testing. Amortization recognized in 2001 also included an amount of EUR 3.0 million in relation to the write-off of Sputz AG, an equity investment that was sold during 2001.

o IMPAIRMENT OF INTANGIBLE FIXED ASSETS. We performed the required impairment tests of goodwill during the fourth quarter of 2002 for our different reporting units and determined that impairments on goodwill paid in relation to the acquisition of Van der Moolen Options USA of EUR 13.5 million was required. This impairment was the result of uncertain market conditions and associated estimated lower profitability. In determining the discounted value of future cash flows of Van der Moolen Options USA, valuations by external independent consultants have been used, and a discount rate of 15% was applied. Further impairment charges on goodwill were taken in 2002 in relation to the discontinued operations of Cohen, Duffy, McGowan in the amount of EUR 20.3 million.


INCOME FROM ASSOCIATES


Our income from associates increased from a loss of EUR 0.1 million in 2001 to income of EUR 0.3 million in 2002.


GAIN ON DISPOSAL OF LONG-TERM INVESTMENTS AND ASSOCIATES


For the year ended December 31, 2001, we reported a gain on disposals of long-term investments and associates of EUR 29.8 million. This gain related to the sale of our 1.8% shareholding in Euronext N.V., which was disposed of in July 2001. The gain on disposal amounting to EUR 0.4 million as reflected in our income statement for 2002 relates to the sale of our interest in Midwest Partners, LLC.


INTEREST EXPENSE, NET


For the year ended December 31, 2002, we reported net interest expense of EUR 13.7 million, a 33.0% increase compared to 2001. This increase mainly resulted from the combined impact of financing taken up in relation to the acquisitions made in 2001 and 2002, which were offset by a decrease in interest rates over the periods compared.


OTHER INCOME


Other income is mainly comprised of foreign currency gains and losses.


INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES

As a result of the foregoing factors, our income from continuing operations before income taxes decreased by 33.2% during the period, from EUR 182.8 million for the year ended December 31, 2001 to EUR 122.2 million for the year ended December 31, 2002.

PROVISION FOR INCOME TAXES

Provision for income taxes decreased by 17.8% during the period, from EUR 46.7 million in 2001 to EUR 38.4 million in 2002. The provision for income taxes as a percentage of income before taxes less minority interests, increased from 31.5% for the year ended December 31, 2001 to 44.2% for the year ended December 31, 2002. The relatively high tax rate mainly relates to foreign taxation. We faced fiscal losses in low tax jurisdictions versus taxable profits in high tax jurisdictions (the United States) during 2002. Further, the tax rate realized in the year ended December 31, 2001 was strongly influenced by the non-taxable gain on the sale of our shareholding in Euronext N.V.


MINORITY INTERESTS


Minority  interests  reflects that portion of our income before income taxes and minority interests that is attributed to the minority members of our United States subsidiary, VDM Specialists, all of whom are active employees of this entity. The increase in minority interest from EUR 34.4 million in 2001 to EUR 35.3 million in 2002 relates to the development of the income levels realized by this subsidiary in comparison to 2001 combined with the impact of the acquisition of full ownership of Van der Moolen Options USA during 2001.


NET LOSS FROM DISCONTINUED OPERATIONS


The net loss from discontinued operations reflects the results of Cohen, Duffy, McGowan, Van der Moolen Opties and Kenny & Co, our operations that were discontinued in 2003; and the results of Van der Moolen UK Ltd., which was disposed of in 2004 and whose results are classified as discontinued operations under applicable accounting standards. The total net loss amounted to EUR 18.4 million in 2002 compared to a net loss of EUR 9.6 million in 2001. See note 3 of our financial statements for an overview of the components of this net loss.


NET INCOME


As a result of the foregoing factors, our net income decreased by EUR 62.0 million, or 67.3%, in 2002, declining from EUR 92.1 million for the year ended December 31, 2001 to EUR 30.1 million for the year ended December 31, 2002.

(B) LIQUIDITY AND CAPITAL RESOURCES


We have financed our businesses primarily through capital contributions from our shareholders, the members or shareholders of our subsidiaries, the issuance of subordinated debt and from short-term borrowings. As of December 31, 2003, we had EUR 2.8 billion in assets, EUR 261.7 million of which consisted of cash and cash equivalents (including cash and cash equivalents within held-for-sale assets). Of these assets, EUR 417.7 million were held-for-sale, of which EUR 12.6 million consisted of cash and cash equivalents. As of December 31, 2002, we had EUR 3.2 billion in assets, EUR 334.0 million of which consisted of cash and cash equivalents.

Our subsidiaries in the United States, VDM Specialists and Van der Moolen Options USA are registered broker-dealers that are subject to a variety of regulatory requirements intended to ensure the general financial soundness and liquidity of broker-dealers and the maintenance of minimum levels of net capital, as defined in SEC Rule 15c3-1, as well as in the case of VDM Specialists, net liquid assets. As of December 31, 2003, VDM Specialists' and Van der Moolen Options USA's net capital, as defined, was $243.8 million (EUR 193.5 million) and $0.9 million (EUR 0.7 million), respectively, in excess of their respective net capital requirements, and VDM Specialists' net liquid assets were approximately $14.6 million (EUR 11.6 million) in excess of net liquid assets required. In accordance with a no-action letter issued by the SEC dated February 19, 2004, non-public broker-dealers, such as VDM Specialists, as part of the net capital computation are permitted to add back to their regulatory net worth the carrying value of mandatorily redeemable financial instruments that SFAS 150 records as liabilities. The purpose of the relief granted by the SEC was to give non-public broker-dealers time to amend partnership, limited liability company, shareholder or other agreements to avoid the potential adverse impact of SFAS 150 on net capital. The relief granted by the SEC will no longer apply for fiscal periods beginning after December 15, 2004. See "Business -- Regulation -- The United States".

Our subsidiaries in Europe are also subject to capital requirements. As of December 31, 2003, all entities had net capital that exceeded their respective net capital requirement at that date.

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


OUR INDEBTEDNESS


VAN DER MOOLEN HOLDING N.V.


As of June 17, 2004 we had the following loan agreements. Under most of these agreements, we are liable jointly and severally with some or all of our subsidiaries (other than VDM Specialists).

o A loan from a corporate lender in the amount of EUR 2.0 million, of which EUR 1.7 million is of a long-term nature, bearing interest of 6.25% per annum. This loan is payable in annual installments with a final maturity on January 28, 2010.

o A 5.66% term loan in the amount of EUR 22.7 million from ING Bank Mezzanine Fonds B.V., in respect of which EUR 6.8 million remains outstanding. The loan is repayable in annual installments, the last of which is due on December 14, 2005.

o On February 16, 2004, we reached an agreement with ING Bank N.V. under which we replaced all existing credit lines at December 31, 2003 with a new three-part facility, consisting of a $43.9 million credit line expiring December 31, 2004, a special purpose facility of $31.4 million to fund the settlement with the NYSE/SEC expiring June 1, 2005, and a EUR 5 million overdraft facility.

     All of our operating units, with the exception of VDM Specialists, are jointly and severally liable for amounts drawn under this facility. Amounts drawn under this facility (other than the overdraft facility) and subsequently repaid may not be re-drawn. The credit agreement includes no financial covenants, but includes covenants concerning the taking up of additional debt, negative pledge, material adverse change, acquisitions, sale of assets or shares, merger and change of commercial activity. For the dollar portion of the facility, interest is set at 2 to 2.5% over LIBOR. Interest on the euro portion of the facility is set at 1% over the bank's base lending rate.

     These new facilities, other than the EUR 5 million overdraft facility, carry monthly repayment obligations of approximately $3.3 million, with effect from March 16, 2004, as well as defined mandatory repayments of amounts received on third party loans, the tax refund resulting from the fiscal write-down of intangibles related to Cohen, Duffy, McGowan and the proceeds following the sale of Van der Moolen UK Limited. Mandatory repayments in the aggregate amount of $33.7 million were made as at June 17, 2004. When the amounts drawn on the $43.9 million facility have been fully repaid according to this schedule of repayments, amounts equivalent to the monthly repayment obligation and any remaining mandatory repayments will be placed in escrow for the benefit of the credit provider, up to an amount equal to the $31.4 million special purpose facility. A condition of drawing under the $31.4 million special purpose facility is that the partners in VDM Specialists must at all times contribute their pro rata share of the NYSE/SEC settlement as described in "Financial Information - Consolidated Statements and other Financial Information -- Regulatory Proceedings and Litigation". At June 17, 2004, $1.2 million remains outstanding under the $43.9 million facility and $7 million remains outstanding under the $31.4 million special purpose facility. No amounts have been drawn under the euro denominated overdraft facility. As of the date hereof, the remaining security posted, being a third party loan receivable, for the agreement with ING Bank N.V. amounts to approximately $13.9 million. In addition, we are obliged to utilize the proceeds of certain third-party loans to make mandatory repayments to ING Bank N.V.

We also have uncommitted overdraft facilities to finance the trading activities of our subsidiaries.

We are also liable for the liabilities of our wholly owned Dutch subsidiaries, which arise out of legal acts by these subsidiaries, pursuant to the statement that we have issued in accordance with section 2:403 of the Dutch Civil Code. Additionally, Van der Moolen Holding N.V. has extended financial support for a minimum period of one year to one of its 100%-owned foreign subsidiaries. On March 2, 2004, Van der Moolen Holding N.V. issued a letter of support in favor of VDM Specialists to enable it to meet its obligations and continue its business activities over the twelve-month period ending March 2, 2005. This support is solely for the benefit of VDM Specialists and cannot be relied upon by a third party. This support was capped at a maximum of $10 million and was reduced to $1.0 million due to the recapitalization of VDM Specialists that took place in April 2004.

Furthermore, Van der Moolen Holding N.V. has issued guarantees to third parties for a total amount of $4.8 million (EUR 3.8 million). These guarantees are issued in relation to loans granted to members of VDM Specialists in order to enable them to acquire seats on the New York Stock Exchange.


VDM SPECIALISTS


VDM Specialists has entered into a subordinated note purchase agreement pursuant to which notes were issued in the aggregate principal amount of $20.0 million (EUR 15.9 million). These notes mature on December 31, 2005 and bear interest at an annual rate of 8.0% and are repayable in four equal annual installments beginning December 30, 2002. As of December 31, 2003 an amount of $10.0 million (EUR 7.9 million) is still outstanding under this agreement. On August 3, 2001, VDM Specialists issued subordinated notes in the aggregate principal amount of $130.0 million (EUR 103.2 million). A portion of the proceeds of this issuance was used to retire part of VDM Specialists' then-outstanding subordinated notes. Of the $130.0 million issued, $65.0 million (EUR 51.6 million) matures on August 3, 2008, bears interest at an annual rate of 7.54% and is payable in three installments beginning on August 3, 2006, and $65.0 million (EUR 51.6 million) matures on August 3, 2011, bears interest at an annual rate of 7.80% and is payable in five annual installments beginning on August 3, 2007. The purpose of this debt is to enable VDM Specialists to satisfy applicable New York Stock Exchange net capital and net liquid assets requirements.

On March 1, 2002, VDM Specialists issued subordinated notes in the aggregate principal amount of $40.0 million (EUR 31.8 million). These notes mature on March 1, 2008, bear interest at an annual rate of 7.11% and are payable in four annual installments beginning on March 1, 2005. The purpose of this debt is to enable VDM Specialists to satisfy New York Stock Exchange net capital and net liquid assets requirements following the acquisition of Lyden, Dolan, Nick.

In connection with the amounts outstanding under the subordinated note purchase agreement described above - except for the $10 million due December 30, 2005, VDM Specialists entered into interest rate swap agreements to convert (from an economic perspective) its fixed rate subordinated borrowings into a floating rate obligation based on the U.S. dollar London Inter-Bank Offer Rate.

The subordinated notes, 8.00% due December 30, 2005, 7.11% due March 1, 2008, 7.54% due August 3, 2008 and 7.80% due August 3, 2011 contain certain financial, reporting and other restrictive covenants. Financial covenants relate to, amongst others, compliance with regulatory minimum capital and net liquid asset requirements. If VDM Specialists ceases to be in compliance with a financial covenant, and the non-compliance is not waived by the holders of the subordinated notes, the entire debt balance becomes repayable within a period of six months. Under an intercreditor agreement with the holders of the subordinated notes, the amount classified as a liability under SFAS 150 is treated as "Permitted Subordinated Debt". Therefore, minority members' capital accounts are included in the calculation of the net worth covenant and debt to total capitalization ratio covenant pursuant to the terms of agreements governing the subordinated notes.

On April 19, 2004, VDM Specialists issued junior subordinated notes in the aggregate principal amount of $1.1 million to certain of its minority members. These notes mature on October 31, 2005 and bear interest at an annual rate of 7%. The purpose of these notes is to enable VDM Specialists to satisfy applicable New York Stock Exchange net capital and net liquid assets requirements.

VDM Specialists also has subordinated liabilities amounting to $12.0 million (EUR 9.5 million) as of December 31, 2003, that are related to exchange memberships contributed at market value by the members of VDM Specialists.

VDM Specialists has issued 325(e) guarantees to the New York Stock Exchange in the total amount of $6.0 million (EUR 4.8 million). These guarantees, in the amount of $0.1 million each, shall be available for amounts due to the New York Stock Exchange and losses due to other members or member organizations arising directly from the closing out of securities contracts under New York Stock Exchange rules. VDM Specialists has also extended guarantees to third parties in the amount of $0.7 million (EUR 0.6 million) to secure indebtedness taken on by one of its partners to acquire a seat on the New York Stock Exchange.


SUMMARY OF INDEBTEDNESS


As of June 17, 2004, the scheduled maturities of our obligations, assuming any available rollover provisions were inapplicable, were:


                                          TOTAL(1)   (LESS THAN)  1(LESS THAN)   3(LESS THAN)   (MORE THAN)
                                                      1 YEAR(1)     3 YEARS(1)     5 YEARS(1)    5 YEARS(1)
                                         ---------  -----------   ------------   ------------   ------------
                                                                  (IN  EUR  MILLIONS)
INDEBTEDNESS
Short-term debt..........................      6.5          6.5             --             --             --

Long-term debt...........................      2.0          0.3            0.7            0.7            0.3

Subordinated liabilities(2)..............    150.2          7.2           41.4           70.7           30.9

Operating leases.........................     15.1          9.8            2.5            1.5            1.3


-----------------
(1) Amounts stated are principal amounts. Principal amounts in dollars are translated into euro at the exchange rate of EUR 1.00 = $1.263.

(2) Subordinated liabilities exclude memberships in exchanges, contributed by members, at market value.



For the year ended December 31, 2004, we plan to contribute EUR 0.7 million to our pension plans.


OFF-BALANCE SHEET ARRANGEMENTS


In addition to the obligations recorded on our balance sheet, we have certain commitments and contingencies that may result in future cash requirements. These off-balance sheet arrangements consist of guarantees to third parties as discussed above, which are in addition to capital commitments and operating lease commitments. See note 24 of our U.S. GAAP consolidated financial statements included in this annual report for further information regarding our commitments and contingent liabilities.


CAPITAL EXPENDITURE


We have financed, and expect to continue to finance, our capital expenditure requirements primarily through the issuance of new share capital in the form of common shares and financing preferred shares, as well as from external financing and working capital. Our capital expenditure was EUR 1.4 million, EUR 66.0 million, and EUR 159.0 million for the years ended December 31, 2003, 2002 and 2001, respectively. As a result of the absence of acquisitions, our capital expenditure in 2003 was limited. Our capital expenditure in 2002 mainly reflected the acquisition of Lyden, Dolan, Nick. Capital expenditure in 2001 reflected our acquisitions of Cohen, Duffy, McGowan and Stern & Kennedy, as described above under "-- Basis of preparation of our U.S. GAAP consolidated financial statements -- Changes in group composition".

We currently anticipate that our available cash resources and credit facilities will be sufficient to meet our anticipated repayments, working capital, regulatory capital, dividend payments and capital expenditure requirements through the end of 2004.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

We have a two-tier board structure consisting of an executive board, which manages our business, and a supervisory board, which supervises and advises our executive board.

(A) DIRECTORS AND SENIOR MANAGEMENT


SUPERVISORY BOARD

Our supervisory board must approve certain resolutions of our executive board, which are specified in our articles of association and are set forth under "-- Executive Board" below. In addition, our supervisory board may give our executive board written notice of other corporate actions that it wishes to approve. In fulfilling their duties, all members of our supervisory board must serve our best interests.

Our articles of association provide that our supervisory board must have at least three members. Under Dutch law, supervisory board members cannot serve as members of our executive board.

Our supervisory board members are appointed by the general meeting of shareholders for terms ending on the date of the general meeting of shareholders that is held in the fourth year after the date of their appointment. Our supervisory board members retire according to a rotation plan that the supervisory board establishes, and they may be reappointed. In our articles of association, a limit of 12 years is placed on the total service period of supervisory board members. Our general meeting of shareholders appoints the members of our supervisory board from binding nominations made by our supervisory board. There must be at least two nominees for each vacancy on our supervisory board. The general meeting of shareholders can override these binding nominations by a vote of two-thirds of the votes cast. This vote must represent more than one-half of our issued share capital outstanding at the time of the vote. If our supervisory board does not nominate anyone for a specific position on the supervisory board within 30 days after a vacancy has occurred, our general meeting of shareholders can appoint a replacement by an absolute majority of votes.

Our supervisory board appoints its own chairman and a deputy chairman. Passing supervisory board decisions requires an absolute majority of the votes cast at a meeting of our supervisory board in which the majority of its members is present or represented. An absolute majority means a majority of the votes cast at such a meeting. The chairman of our supervisory board, two of its members and our executive board may request a meeting of our supervisory board.

A supervisory board member must retire at the annual general meeting of shareholders in the year in which he turns 72 or after he has served 12 years as supervisory board member. A supervisory board member can be suspended or dismissed at any time by a resolution of our general meeting of shareholders passed by two-thirds of the votes cast. This vote must represent more than one-half of our issued share capital outstanding at the time of the vote. A simple majority of votes can suspend or dismiss a supervisory board member if the supervisory board proposes the measure. Within three months after a suspension, our general meeting of shareholders must either dismiss the supervisory director or terminate the suspension.

The general meeting of shareholders determines the supervisory board members' compensation. We pay our supervisory board members in cash and will reimburse them for their expenses. See "-- Compensation". The articles of association provide that the supervisory board members will be reimbursed and indemnified with respect to damages due to acts or omissions in the performance of their duty. Such reimbursement and indemnification is limited to the extent the supervisory board member is insured or the damage is a result of acts or omissions that may be characterized as being willful misconduct, intentionally reckless or seriously imputable.

Our supervisory board consists of five members. Our supervisory board members are:

NAME                                                            AGE         POSITION         EXPIRY OF TERM
-----------------------------------------------------  -------------   --------------   --------------------
Rudolf G.C. van den Brink............................            56         Chairman                   2006
Jan Aalberts.........................................            64           Member                   2006
Marinus Arentsen.....................................            64           Member                   2008
Gerrit H. de Marez Oyens.............................            62           Member                   2006
Gerard L. van den Broek..............................            62           Member                   2008


Rudolph G.C. van den Brink has served as a member of our supervisory board since July 24, 2002. He holds a Ph.D. in Economics from the University of Amsterdam. Mr. Van den Brink is a professor of Monetary Economy and Financial Institutions at the University of Amsterdam and is chief economic advisor to the management board of ABN AMRO Bank N.V. From 1976 to 2002, Mr. Van den Brink worked for ABN AMRO Bank N.V., becoming a member of the executive board in 1997. He is also a member of the supervisory boards of Samas-Groep N.V., Oranje-Nassau Groep B.V., Legal & General Nederland Levensverzekering Maatschappij N.V., Nederlandse Waterschapsbank N.V. and Akzo Nobel N.V. Furthermore, he is the chairman of the supervisory board of Center Parcs Europe N.V., Arbo Unie B.V. and University of Nijenrode.

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

Marinus Arentsen was elected to our supervisory board at our Annual General Meeting of Shareholders on April 14, 2004. A registered accountant, he was previously chief financial officer and a member of the executive board of CSM N.V., a food producer. He serves as chairman of the supervisory boards of CSM Nederland B.V. and Klaverblad Verzekeringen U.A., an insurer, and as chairman of Frans Maas N.V., a logistics provider. In addition, he is a member of the supervisory boards of Zuivelcooperatie Campina, an agribusiness, Incotec International B.V. a firm that provides services to agribusiness and Oce N.V., a manufacturer of document management systems.

Gerrit H. de Marez Oyens has served as a member of our supervisory board since April 9, 1998. He was secretary general of the International Federation of Stock Exchanges in Paris from 1990 to February 2001. He holds a degree in law from the University of Leiden. From 1975 to 1990, Mr. de Marez Oyens worked for Amsterdam Exchanges N.V., becoming secretary general in 1984. Mr. de Marez Oyens is chairman of the supervisory board of Bank Oyens & Van Eeghen N.V. in Amsterdam and a member of the supervisory board of the Amsterdam Power Exchange Spot Market B.V. in Amsterdam.

Gerard L. van den Broek has been a member of our supervisory board since April 3, 1996. He holds a degree in law from the Erasmus University of Rotterdam. He worked as a member of the management team of Nederlandse Credietverzekering Maatschappij until 1978. In 1982, he subsequently joined Spencer Stuart Management Consultants, a management consultancy and executive recruiting firm, where he was a partner until May 2001. He also serves on the supervisory board of Alusuisse Holdings Nederland B.V., an aluminium refiner and component manufacturer.

The business address of each supervisory board member is the address of our principal executive office in Amsterdam, the Netherlands.

EXECUTIVE BOARD

Our executive board manages our general affairs and business under the supervision of our supervisory board, and is authorized to represent us. Under our articles of association, the executive board requires prior approval of the supervisory board for resolutions to:

(a) institute major changes in the identity or character of Van der Moolen Holding or its business activities;

(b) issue and acquire shares and debt instruments issued by us or debt instruments issued by a limited partnership or a general partnership of which we are the fully liable general partner;

(c)  cooperate with the issuance of depositary receipts for shares;

(d) apply for the listing or withdrawal of the listing of the instruments referred to in (a) and (b) above on the official list of any stock exchange;

(e) enter into or terminate a continuing co-operation with another legal person or company or as a fully liable partner in a limited partnership or a general partnership, if such co-operation or the termination thereof is of far-reaching significance to us;

(f) acquire, or materially increase or decrease the value of, a participation in the share capital of another company where the value of such participation equals or exceeds one-tenth of our issued share capital and reserves (as stated on our balance sheet and the explanatory notes thereto), or cause a dependent company to do the same;

(g) enter into any investment requiring an amount equal to or exceeding one-tenth of our issued share capital and reserves (as stated on our balance sheet and the explanatory notes thereto);

(h)  propose to amend our articles of association;

(i)  propose to dissolve Van der Moolen Holding N.V.;

(j)  file for bankruptcy or a suspension of payments;

(k) terminate the employment of a substantial number of our employees or those of a dependent company at the same time or within a short period of time;

(l) effect a far-reaching change to the employment conditions of a substantial number of our employees or those of a dependent company;

(m)  propose to decrease our issued share capital;

(n)  propose to merge or demerge in accordance with Dutch law; and

(o) issue shares of a company in which we participate to third parties, or restrict or exclude the pre-emptive rights of the existing shareholders of that company in connection with such issuance.

The executive board shall furthermore require the approval of the supervisory board and a general meeting of shareholders for resolutions of the executive board regarding a significant change in the identity or nature of Van der Moolen Holding N.V. or its enterprise, including:

(a) the transfer of the enterprise or practically the entire enterprise to a third party;

(b) the conclusion or cancellation of any long-lasting co-operation by Van der Moolen Holding N.V. or a subsidiary with any other legal person or company or as a fully liable general partner of a limited partnership or a general partnership, provided that such co-operation or the cancellation thereof is of essential importance to Van der Moolen Holding N.V.; and

(c) the acquisition or disposition by Van der Moolen Holding N.V. or a subsidiary of a participation interest in the capital of a company with a value of at least one-third of Van der Moolen Holding N.V.'s total assets as set forth on the balance sheet contained within its most recently adopted annual accounts.

Our executive board must have at least two members, and our supervisory board determines its size. Each new member of the executive board shall be appointed for a maximum period of four years. Accordingly, unless such member of the executive board has resigned or has been terminated in such capacity at an earlier date, his term of office will lapse on the day of the annual general meeting to be held in the fourth year after the year of his appointment. Our general meeting of shareholders appoints the members of our executive board from binding nominations made by our supervisory board. There must be at least two nominees for each vacancy on our executive board. The general meeting of shareholders can override these binding nominations by a vote of two-thirds of the votes cast. This vote must represent more than one-half of our issued share capital outstanding at the time of the vote. If our supervisory board does not nominate anyone for a specific position on the executive board within 30 days after a vacancy has occurred, the general meeting of shareholders can appoint a replacement by an absolute majority of votes.

Our executive board has established rules governing its internal organization. Our supervisory board must approve the adoption of, and any changes to, these rules. Our executive board may, subject to approval from our supervisory board, charge each member of the executive board with particular duties.

An executive board member can be suspended or dismissed by a resolution of two-thirds of the votes cast at a shareholders' meeting. This vote must represent more than one-half of our issued share capital outstanding at the time of the vote. An absolute majority of votes can suspend or dismiss an executive board member if the supervisory board proposes the measure. Our supervisory board may also suspend (but not dismiss) a member of our executive board. If, within three months after a suspension, our general meeting of shareholders has not decided to either dismiss the executive board member or terminate the suspension, the suspension shall terminate automatically.

Our supervisory board determines the compensation and benefits of the members of our executive board, with due observance of the remuneration policy as adopted by the general meeting of shareholders.

The articles of association provide that the executives will be reimbursed and indemnified with respect to damages due to acts or omissions in the performance of their duty. Such reimbursement and indemnification is limited to the extent the executive is insured or the damage is a result of acts or omissions that may be characterized as being willful misconduct, intentionally reckless or seriously imputable.

The business address of each member of our executive board is the address of our principal executive office in Amsterdam, the Netherlands.

The members of our executive board are:

NAME                                                       AGE                                     POSITION
------------------------------------------------------   ---------   ---------------------------------------
Friedrich M. J. Bottcher.............................       57              Chairman of the executive board
Frank F. Dorjee......................................       43                      Chief financial officer
James P. Cleaver, Jr.................................       69                                       Member
Casper F. Rondeltap..................................       48                                       Member


Friedrich M. J. Bottcher has been the chairman of our executive board since January 2000, having been a member of the executive board since January 1997. Prior to that, he was a member of the executive boards of the Amsterdam branch of Barclays Bank International Ltd. and Barclays Kol & Co N.V. and the executive board of Friesch-Groningsche Hypotheekbank N.V. He was also the chairman of the executive board of CVB Bank N.V. until October 1992. From 1992 to 1996, Mr. Bottcher was deputy chairman of SNS Bank Nederland N.V. He currently serves as a member of the supervisory board of FBS Bankiers N.V.

Frank F. Dorjee joined us on October 15, 2000, was appointed chief financial officer on January 1, 2001 and became a member of the executive board with effect from April 11, 2001. He holds masters degrees from the University of Amsterdam in business economics, tax economics and tax law. He is a certified public accountant and became a partner of KPMG Accountants N.V. in 1995. He currently serves as a non-executive member of the board of Prebon Group, Ltd.

James P. Cleaver Jr. was the managing partner of the New York Stock Exchange specialist Lawrence, O'Donnell, Marcus LLC, which we acquired in 1998. He was appointed chairman of the management committee of VDM Specialists when it was formed through the merger of Lawrence, O'Donnell, Marcus with other New York Stock Exchange specialist firms we acquired and holds a 1% partnership interest in VDM Specialists. He became a member of the executive board of Van der Moolen Holding N.V. on April 10, 2002.

Casper F. Rondeltap has been a member of the management committee of VDM Specialists since 2000. Prior to that he acted as a hoekman (specialist) on the Amsterdam Exchanges from 1983 up to 1997 and was the Director of Investor Relations of Van der Moolen between 1997 and 2000. He became a member of the executive board of Van der Moolen Holding N.V. on April 9, 2003.

(B) COMPENSATION


SUPERVISORY BOARD

Each of our supervisory board members receives a yearly fee and supervisory committee members (including members of the audit committee and the remuneration & nominating committee) receive an additional EUR 1,500 per convened and attended meeting since April 9, 2003. Additionally, each supervisory board member is reimbursed for expenses incurred in connection with attendance at, and travel to and from, supervisory board meetings. In accordance with the employment agreements to which some of our supervisory board members are a party, compensation must be paid to the organizations for which our supervisory board members work, rather than to the members themselves. During 2003, Van der Moolen Holding N.V. had five supervisory board members. These members received total remuneration of EUR 0.19 million. The annual remuneration of the chairman of the supervisory board amounted to EUR 40,502. The vice chairman received EUR 24,960 and other members received EUR 22,692 each. For attendance at audit and nominating & remuneration committee meetings, the Chairman received EUR 15,000 and other members of the committee received EUR 7,500 each during 2003. All these individual amounts are exclusive of VAT.

No loans are outstanding to members of our supervisory board.


EXECUTIVE BOARD

The aggregate annual base salary compensation that our executive board members received during 2003 was EUR 1.3 million. In accordance with the terms and conditions of their employment contracts, executive board members are eligible for a bonus. Bonus payments depend on our financial results and individual performance. For the year ended December 31, 2003, the aggregate amount of bonuses paid to or accrued for our executive board members was zero. The remuneration per executive board member is set out below:

                                                                                  PENSION,
                                                                                    SOCIAL
                                                                              SECURITY AND
                                            FIXED SALARY   BONUS EXPENSES   OTHER BENEFITS            TOTAL
---------------------------------------   --------------   --------------   --------------    -------------
                                                                   (in EUR millions)
Friedrich M. J. Bottcher...............              0.4               --              0.1              0.5
Frank F. Dorjee........................              0.3               --              0.1              0.4
James P. Cleaver, Jr...................              0.3               --              0.4              0.7
Casper F. Rondeltap....................              0.3               --              0.0              0.3
                                          --------------   --------------   --------------    -------------
Total..................................              1.3               --              0.6              1.9
                                          ==============   ==============   ==============    =============


For the year ended December 31, 2003, we set aside EUR 59,976 for Mr. Bottcher, EUR 37,821 for Mr. Dorjee and EUR 11,240 for Mr. Rondeltap to provide for retirement benefits. No loans are outstanding to members of our executive board.


SHARE OPTIONS HELD BY MEMBERS OF OUR EXECUTIVE BOARD


The following table provides certain information regarding our common shares and options in respect thereof held by members of our executive board as of June 17, 2004.



                                         TOTAL NUMBER OF          OPTIONS       EXPIRATION           EXERCISE
 NAME OF HOLDER                           COMMON SHARES            HELD(1)         DATE(S)   PRICE(S)  EUR (1)
 -------------------------------------  -----------------   --------------    ------------   ---------------

 Friedrich M.J. Bottcher..............                --           45,000        Dec. 2004             16.17
                                                                   45,000        Dec. 2005             30.18
                                                                   45,000        Dec. 2006             31.45
                                                                   25,000        Dec. 2007             21.00
 Frank F. Dorjee......................                --            7,650        Dec. 2004             33.81
                                                                   40,000        Dec. 2005             35.22
                                                                   25,000        Dec. 2007             21.00
 James P. Cleaver, Jr.................                --            4,800        Dec. 2004             16.17
                                                                    6,000        Dec. 2005             30.18
                                                                    9,000        Aug. 2006             27.30
                                                                   12,000        Dec. 2006             31.45
                                                                    5,000        Dec. 2007             21.00
 Casper F. Rondeltap..................                --           19,000        Dec. 2005             30.18
                                                                    3,000        Aug. 2006             27.30
                                                                   23,000        Dec. 2006             31.45
                                        -----------------   -------------
 Total                                                --          314.450
                                        =================   =============


--------------

(1) Exercise prices have been adjusted for the three-for-one share split that occurred on May 1, 2001. Each option is exercisable into one common share.


None of the members of our supervisory board hold any options in respect of our shares. For further information regarding stock options, including the accounting impact and vesting of these options, see note 19 to our U.S. GAAP consolidated financial statements included elsewhere in this annual report and "-- Share Ownership -- Equity Stock Option Plan" for a discussion of our employee share option plan.

(C) BOARD PRACTICES

Both Mr. Bottcher and Mr. Dorjee have entered into employment contracts with Van der Moolen Holding N.V. whereby, under certain circumstances, they each receive fixed compensation in the event their employment terminates. However, Mr. Bottcher has waived this right. Mr. Dorjee is entitled to receive one year's salary in the event his termination results from a change in control of Van der Moolen Holding N.V. No other members of the executive board are entitled to such fixed compensations. The aforementioned right to fixed compensation will be paid, unless the recommended severance pay arising from application of the formula established by the sub-district Courts in the Netherlands exceeds that amount.

No other members of our supervisory board or executive board are entitled to any benefits (apart from pension or similar retirement benefits as described under "-- Compensation of our executive board") upon termination of their employment by Van der Moolen Holding N.V.

Audit Committee

In accordance with the charter established by the supervisory board of Van der Moolen Holding N.V., the audit committee must be comprised of at least two members. As of June 17, 2004, the audit committee was comprised of three members: Marinus Arentsen (chairman), Dolf van den Brink and Gerrit de Marez Oyens.

The audit committee's tasks as set out in the charter are to assist the supervisory board in fulfilling its responsibilities to oversee: (i) the integrity of our financial statements; (ii) the reporting process; (iii) the system of internal business controls and risk management; (iv) the external audit process; (v) the external auditor's qualifications, independence and performance; and (vi) our process for monitoring compliance with laws and regulations.

Remuneration and Nominating Committee

The remuneration and nominating committee must have at least two members. As of June 17, 2004, the committee consisted of Gerard van den Broek (chairman) and Dolf van den Brink.

The remuneration and nominating committee's tasks are to assist the supervisory board: (i) to determine the terms of engagement and remuneration of the members of the executive board (including the Chairman); and (ii) in selecting candidates for any suggested position in the executive board and the supervisory board.

The members of the audit committee and the remuneration and nominating committee are all members of the supervisory board. None of the members of either committee has any personal financial interest in any decision by a committee and/or the supervisory board. They have no conflicts of interest arising from cross-directorships with the executive board or from being involved in our day-to-day business. See "Audit Committee Financial Expert" for further information.

(D) EMPLOYEES

The following table provides information about the number of employees who worked for us and each of our principal subsidiaries as of December 31, 2001, 2002 and 2003.

                                                                          AS OF DECEMBER 31,
                                                           -------------------------------------------------
COMPANY                                                              2001             2002             2003
---------------------------------------------------------  ---------------  ---------------   --------------
Van der Moolen Holding...................................              26               27               27
VDM Specialists..........................................             288              300              264
Cohen, Duffy, McGowan(1).................................              37               36               --
Van der Moolen Options USA(2)............................              50               30               14
Van der Moolen Effecten..................................              27               25               25
Van der Moolen Trading...................................              28               27               27
Van der Moolen Opties Amsterdam(1).......................               9                2               --
Van der Moolen U.K (1)(3)................................              40               33               25
Van der Moolen Equities Ltd(3)...........................              --               13               14
Van der Moolen Obligaties................................               3                3                3
Other....................................................              --                5                5
                                                           ---------------  ---------------   --------------
TOTAL.........................................................        508              501              404
                                                           ===============  ===============   ==============


------------------

1) Cohen, Duffy, McGowan and Van der Moolen Opties Amsterdam were closed during 2003. The sale of Van der Moolen U.K. was completed on April 7, 2004.

2) The decrease of the number of employees who worked for Van der Moolen Options USA is due to the closure of our operations on the Philadelphia Stock Exchange.


3) Our activities in the UK were split during the year ended December 31, 2002. Prior year data has not been adjusted.


The following table provides information about the number of the group's employees by function as of December 31, 2001, 2002 and 2003.

                                                                          AS OF DECEMBER 31,
                                                           -------------------------------------------------
FUNCTION                                                             2001             2002             2003
---------------------------------------------------------  ---------------  ---------------   --------------
Traders.................................................              361              358              289
Administration and support..............................               96               91               58
Operating company management............................               18               14               17
Holding company management and staff....................               17               21               23
Technology support......................................               16               17               17


Our employees are not covered by collective bargaining agreements. We have never experienced an employment-related work stoppage. We consider our employee relations to be good. See "Risk Factors -- Risks Associated with the Company -- If we lose the services of a number of qualified personnel or cannot hire additional qualified personnel, our businesses will be harmed".

(E) SHARE OWNERSHIP

None of the members of our supervisory or executive boards hold any common shares or financing preferred shares of Van der Moolen Holding N.V. See "--
Compensation -- Share Options Held by Members of our Executive Board" for information regarding the ownership of options by members of our executive board.


EQUITY STOCK OPTION PLAN

We closed our employee option plan in 2003 and announced that no further options would be granted. However, some options remain outstanding from the old plan. That plan was established with respect to our management and employees. Under the previous plan, members of our executive board and other specified employees were granted an option to acquire a specified number of common shares. The exercise price for all options issued and outstanding as of June 17, 2004 is between EUR 16.17 and EUR 35.22. Each option is exercisable into one common share.

On December 31, 2003, the number of unexercised outstanding options held by our staff was 1,534,630, and the total number of unexercised outstanding options held by members of our executive board as a group was 314,450.

The premium paid by Messrs. Bottcher and Dorjee for options granted to them in 2002 of EUR 86,000 each has, with the approval of the nominating and remuneration committee, been repaid to them, in conformity with the new employment contracts they obtained in 2003. This is in line with our former policy to grant options free of payments to employees.

The options we granted were immediately exercisable, with the exception of some of the options granted to employees of Van der Moolen Equities Ltd., which may not be exercised for a period of three years from the date of grant. The exercise period of our options ranged from four to ten years at issuance.

If employees cease to be employed by us, their unexercised options are cancelled. Furthermore, any options exercised are subject to a forfeiture period of three years during which the relevant employee must remain employed with us or forfeit 80% of any benefits derived from exercise of the options.

New common shares may be issued or common shares may be repurchased to meet the obligations arising from the exercise of employee options.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

(A) MAJOR SHAREHOLDERS

The following table sets forth certain information concerning the beneficial ownership of our outstanding share capital, which is comprised of our common shares, financing preferred A shares and financing preferred B shares as of April 14, 2004 by:

o each shareholder whom we know to be a beneficial owner of approximately 5% or more of our outstanding share capital;

o    each holder of financing preferred A and B shares; and

o    our supervisory board and executive board as a group.

Percentage of beneficial ownership is based on an aggregate of 38,179,404 shares outstanding (excluding 882,182 common shares purchased by Van der Moolen Holding N.V. as of that date), representing 42,354,380 votes, composed of 37,537,100 common shares, 251,000 financing preferred A shares and 391,304 financing preferred B shares. The totals underlying these percentages comprise, for each individual shareholder, both the total number of shares outstanding and the number of shares underlying options held by the individual shareholder.



                                                            SHARES BENEFICIALLY OWNED(1)
                                          ------------------------------------------------------------------
 BENEFICIAL OWNER                                                                                    VOTING
                                                                NUMBER OF        NUMBER OF      INTEREST IN
                                                                FINANCING        FINANCING      OUTSTANDING
                                              NUMBER OF       PREFERRED A      PREFERRED B            SHARE
                                           COMMON SHARES           SHARES           SHARES   CAPITAL(2) (%)
 ---------------------------------------  ---------------  ---------------  ---------------  ---------------
 Fortis Utrecht N.V(3).......................    328,037               --          326,087              6.6
 Ducatus N.V(3)..............................         --          251,000           43,478              5.2
 PGGM........................................    998,554               --           10,869              2.6
 ABP.........................................    788,776               --           10,870              2.0
 Shares held by our supervisory board
 members as a group..........................         --               --               --               --
 Shares held by our executive board
 members as a group..........................         --               --               --               --
 Shares held by the public................... 35,421,733               --               --             83.6
                                          ---------------  ---------------  ---------------  ---------------
 Total excluding shares purchased by
 the Company................................. 37,537,100          251,000          391,304            100.0
 Purchased shares held by the
 Company(4)..................................    882,182               --               --              N/A
                                          ---------------  ---------------  ---------------
 Total(5).................................... 38,419,282          251,000          391,304
                                          ===============  ===============  ===============

------------------

(1) Under Rule 13d-3 of the Exchange Act, more than one person may be deemed to beneficially own certain common shares (if, for example, persons share the power to vote or the power to dispose of the common shares). In addition, a person is deemed to beneficially own common shares if the person has the right to acquire the common shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. As a result, the percentage of outstanding common shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of common shares actually outstanding. These numbers include options held by shareholders because options are exercisable on grant.


(2) Holders of our common shares, financing preferred A shares and financing preferred B shares vote as a single class on all matters requiring a shareholder vote. Each common share carries one vote and each financing preferred A share and each financing preferred B share of EUR 0.60 nominal each, carries 7.5 votes.

(3) Common share ownership interests for these shareholders are not publicly available. Accordingly, the number is estimated by us, in part based on notifications shareholders were required to make pursuant to Dutch law when they reach a threshold interest of 5% and again at 10%. Our estimates are based on information available to us as of April 14, 2004.

(4) As of April 14, 2004, the total number of shares repurchased by Van der Moolen Holding N.V. following the implementation of our share purchase plan was 882,182. These shares do not have voting rights. See "Purchase of Equity Securities by Issuer and Affiliated purchasers".

(5) As of June 17, 2004, the total number of common shares and the number of financing preferred A shares and the number of financing preferred B shares remained unchanged compared to April 14, 2004. As a result of a change in hedging policy in relation to our stock option plan we sold 780,000 common shares on April 22, 2004. The number of common shares purchased by us as of that date was 102,182. See "Purchase of Equity Securities by Issuer and Affiliated purchasers".


None of our major shareholders has voting rights that differ from those of our other shareholders.

As of April 14, 2004, 8,464,407 common shares were lodged with Bank of New York as depositary, on the basis of which it had issued 8,464,407 ADSs.

(B) RELATED PARTY TRANSACTIONS

On November 13, 2003, Mr. G.L. van den Broek, a member of our supervisory board, sold his entire position of 47,922 common shares of Van der Moolen Holding N.V. against market price during a so-called open period. Otherwise, between January 1, 2003 and June 17, 2004 (the latest practicable date), members of our supervisory and executive boards have not entered into any transactions involving our shares.

VDM Specialists makes payments to certain of its members and employees, including the members of its management committee, in respect of seats in the New York Stock Exchange which they own of record or of which they are the beneficial owner contributed for use or leased to VDM Specialists. During 2003, VDM Specialists paid EUR 5.3 million in respect of these seats.

Van der Moolen Holding N.V. has issued guarantees to third parties for a total amount of EUR 3.8 million ($4.8 million). These guarantees are issued in relation to loans granted to members of VDM Specialists in order to acquire seats on the New York Stock Exchange. VDM Specialists has also extended guarantees to third parties in the amount of EUR 0.6 million ($0.7 million) to secure indebtedness taken on by one of its partners to acquire a NYSE seat.

Loans receivable are due from a company in respect of which one of the members of our executive board acts as a non-executive board member.

(C) INTEREST OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8: FINANCIAL INFORMATION

(A) CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Reference is made to Item 18 for a list of all financial statements filed as part of this annual report.


REGULATORY PROCEEDINGS AND LITIGATION


VAN DER MOOLEN HOLDING N.V.


As a result of the liquidation of the Amsterdam Stock Exchange Association, or the Association, the predecessor of the former Amsterdam Exchanges N.V., we may have liability in connection with an ongoing lawsuit, known as the "Begaclaim", against the Association, which was transferred to the former members of the Association in connection with its dissolution. All former members of the Association who received assets as liquidation payments could be liable for the payment of the amounts being claimed by the plaintiff. Our maximum exposure is estimated to be EUR 18.9 million (plus accrued statutory interest). On April 4, 2001, the district court in The Hague dismissed the claim against the Association. However, the plaintiff has appealed against this judgment. Although we believe that this appeal will be found to be without merit, there can be no assurance that it will not be decided in favor of the plaintiff and that this could have a material adverse effect on our financial condition, results of operations and cash flows.


VDM SPECIALISTS


On March 30, 2004, we announced a settlement with the New York Stock Exchange and the SEC of charges resulting from an investigation of trading practices at several specialist firms, including VDM Specialists.

The settlement, which was agreed on the basis of no admission or denial, was entered into in connection with alleged violations of Section 11(b) of the "Exchange Act", and rules promulgated under that Act concerning New York Stock Exchange specialist trading, including the requirement that a specialist maintain a fair and orderly market, and violations of Section 15(b)(4)(E) of the Exchange Act, including failure to supervise with respect to certain transactions in which one or more of our employees allegedly violated Section 10(b) of the Exchange Act and Rule 10b-5 thereunder. Pursuant to the settlement, and without admitting or denying any wrongdoing, we announced that VDM Specialists will pay a total of $57.7 million in restitution to customers and civil penalties for certain trades that occurred during the five year period from 1999 to 2003. Of the total agreed restitution and civil penalties, $34.9 million represents restitution and $22.8 million represents civil penalties. The full amount of the restitution payment was paid within ten days of the date of settlement. We have agreed with the SEC to pay the $22.8 million in civil penalties on an installment basis, with the first installment of $10.8 million made within ten days of the date of settlement and $2.0 million to be paid every three months thereafter until all penalties have been paid in full. The settlement is, under U.S. GAAP treatment, a "subsequent event" for which our financial statements have been appropriately adjusted. It is our understanding that the four other largest New York Stock Exchange specialist firms also settled the pending investigation concerning their specialist trading activities during the 1999 to 2003 period. The SEC and the NYSE are investigating the conduct of certain present and former employees of VDM Specialists.

In the fourth quarter of 2003, four putative class action suits were filed with the United States District Court for the Southern District of New York against VDM Specialists and other New York Stock Exchange specialist firms. On March 11, 2004, a similar suit, which was brought by an individual plaintiff who was not alleging to represent a class, was filed in the United States District Court for the Southern District of New York. One of the class action suits and the individual suit also name the New York Stock Exchange and Van der Moolen Holding N.V. as defendants. Each of these five suits was filed on behalf of plaintiffs who allege that the defendants violated U.S. federal securities law by conducting improper trading activity to the detriment of pending customer orders.

The suits were filed on the grounds of the trading violations that were the subject of the New York Stock Exchange and SEC investigation mentioned above. The suits claim unspecified restitution and damages. On May 27, 2004, the United States District Court for the Southern District of New York entered an order consolidating the four class action suits and the individual action, appointing lead plaintiffs, and directing that a consolidated amended complaint be filed within 45 days, absent an agreement by the parties concerning the preliminary schedule. Neither VDM Specialists nor we have answered the complaints.

On October 20, 2003, a plaintiff, who purported to represent holders of our ADRs, filed a class action suit on their behalf in the United States District Court for the Southern District of New York against Van der Moolen Holding N.V. and the members of our executive board. The plaintiff alleges that Van der Moolen Holding N.V. violated U.S. federal securities law through an alleged failure to disclose in a timely and public manner details of the New York Stock Exchange and SEC investigation into improper New York Stock Exchange specialist trading activity. The plaintiff is seeking unspecified restitution and damages. Van der Moolen Holding N.V. has not yet answered the complaint.

On December 4, 2003, a plaintiff claiming to sue on behalf of the general public of the state of California filed a law suit against VDM Specialists, its chief executive officer and other NYSE specialist firms in the Superior Court of the State of California, County of Los Angeles. The complaint alleges that the defendants violated the California Business and Professional Code by engaging in improper trading activity that amounted to unfair business practices. The suit claims unspecified restitution and damages. On February 27, 2004, the defendants served with process removed the action to the United States District Court for the Central District of California. On May 10, 2004, the action was transferred to the United States District Court for the Southern District of New York. We have not yet been served with the complaint.


U.S. OPTION BUSINESS

Cohen, Duffy, McGowan, LLC has been informed by the American Stock Exchange's Market Regulation Department that the exchange's Enforcement Division has initiated an investigation that may result in disciplinary actions. The investigation is focused on charges of possible violations of American Stock Exchange Rule 156(b) and Article V, Section 4(h), combined with possible violations of the exchange's limit order display rule during the period between June 3, 2002 and May 30, 2003. Further, on February 25, 2004, the American Stock Exchange Enforcement Division started an investigation in relation to alleged violations of the firm quote rule (American Stock Exchange Rule 958A). Further, the Department of Market Regulation of the Chicago Board Options Exchange requested written information from Van der Moolen Options USA, LLC relating to compliance with the Chicago Board Options Exchange's firm quote rule. On January 28, 2004, the SEC requested data from all U.S. option exchanges, including all those on which our option units act as specialists or in a similar capacity, regarding the functioning and trading practices of specialists on those exchanges. It is possible that these requests have been lodged in advance of additional investigations into trading practices by the Chicago Board Options Exchange or the SEC. On May 11, 2004, the SEC requested financial information and information in respect of compliance procedures of Cohen, Duffy, McGowan.

On January 20, 2004, five entities who allege that they are purchasers and sellers of options commenced an action in the United States District Court for the Northern District of Illinois against four national securities exchanges (the Amex, the Chicago Board Options Exchange, the Philadelphia Stock Exchange and the Pacific Stock Exchange) and 35 securities brokers and/or dealers who made markets in options, including Cohen, Duffy, McGowan, LLC and VDM Options USA, LLC as well as Van der Moolen Holding N.V. Plaintiffs allege that our subsidiaries conspired with other defendants by allegedly failing to execute orders, canceling orders and refusing to cancel orders for the purchase and sale of options. Plaintiffs allege violations of federal antitrust laws (Sections 1 of the Sherman Act and 4 and 16 of the Clayton Act), and securities laws (Section 10(b) of the Exchange Act and rule 10b-5), breach of contract, common law fraud, breach of fiduciary duty, violations of an Illinois consumer fraud and deceptive business practices statute and tortuous interference with business. Injunctive relief and damages (including punitive damages) in an unspecified amount are sought.

DIVIDENDS AND DIVIDEND POLICY

Our general meeting of shareholders has the discretion to determine whether we will pay (stock) dividends on our common shares, following any setting aside of funds by our executive board with the prior approval of our supervisory board. Dividends may be paid out of retained earnings that have not been appropriated to statutory reserves or paid to holders of our financing preferred shares and preferred shares. Shareholders of our common shares may be given the option of receiving the dividend in cash, in common shares, or in a combination of cash and common shares following a proposal by the executive board and approval of the supervisory board. While our executive board may, with the approval of the supervisory board, determine that an interim dividend shall be paid, payouts in past years have been in the form of a single annual dividend. Dividends may be subject to a deduction of Dutch withholding tax. See "Additional Information -- Taxation". Any dividends that are not claimed within five years of their declaration revert to us.

The principal source of funds for our payment of dividends has been, and will continue to be, interest, dividends, if any, loan repayments and other inter-company cash flows received from our subsidiaries. The determination of each subsidiary's ability to pay dividends is made independently in accordance with the law of the jurisdiction in which it is incorporated. Earnings of our subsidiaries may not be distributed to our shareholders until received as dividends by us and subject to applicable Dutch law. No assurance can be given that we will have sufficient earnings to pay any cash dividends in any future period.

The table below sets forth certain information regarding the dividends declared payable in respect of our common shares to the holders of record on December 31 of the years indicated, and has been adjusted to reflect the three-for-one share split that took effect on May 1, 2001. The dividends for each of the years below were paid in the immediately following year.

                                                                             TOTAL DIVIDENDS PAID ON OUR
YEAR ENDED DECEMBER 31,                       DIVIDENDS PER COMMON SHARE            COMMON SHARES
---------------------------------------  --------------------------------  --------------------------------
                                           EUR                 $            (EUR MILLIONS)     ($ MILLIONS)
                                         ---------------  ---------------  ---------------  ---------------
1999...................................         0.92(1)          1.16(1)             32.3             40.7
2000...................................         1.50(2)          1.89(2)             56.0             70.5
2001...................................         1.10(3)          1.39(3)             41.4             52.2
2002...................................         0.72(2)          0.91(2)             27.7             34.9
2003...................................             --               --               --               --

------------------

(1)  EUR   0.92  ($1.16)   in cash or,  alternatively, EUR 0.33  ($0.42) in cash
     and EUR 0.59 ($0.74) in common shares.

(2)  Paid in cash only.


(3)  Paid in cash or, alternatively, in the form of common shares.


In 1999 and 2001, holders of our common shares elected to receive a portion of the dividend declared in respect of that year in the form of common shares. Accordingly, we issued 909,903 and 784,973 common shares in partial fulfillment of the dividends declared in respect of the years ended December 31, 1999 and 2001, respectively. No such facility was made available to shareholders for the dividends in respect of 2002 or 2003. The number of common shares indicated is adjusted to reflect our three-for-one stock split that took effect on May 1, 2001.

We have had a policy of paying at least 40% of our net income from ordinary activities before impairment charges and less minority interest, calculated in accordance with Dutch GAAP, to our holders of common shares in the form of dividends, subject to, among other things, our liquidity and capital position and our expected financing requirements. For the years ended December 31, 1999, 2000, 2001 and 2002, we paid 42.8%, 40.1%, 41.0% and 40.4% respectively, of our net income from ordinary activities less minority interest (excluding impairment of intangible fixed assets), calculated in accordance with Dutch GAAP, to our common shareholders in the form of dividends. For 2003 we paid no such dividend, having recorded a loss for the year. The payment of any future dividends will be recommended, based on net income from ordinary activities less minority interest, by our executive board in light of the conditions then existing, including our financial performance, liquidity position, capital position, future financing requirements and other factors.

DIVIDENDS ON FINANCING PREFERRED SHARES

We currently have 251,000 financing preferred A shares and 391,304 financing preferred B shares outstanding. Our financing preferred shares are finance shares, which we may issue to raise capital. We pay dividends on our financing preferred shares. The dividend is calculated on the basis of the basic yield applicable to the relevant class of financing preferred shares as described in the terms and conditions attaching to those shares, which normally reflect market interest rates.

The following tables set forth certain information regarding the dividends declared on our financing preferred A and B shares to the holders of record at December 31, of the years indicated. The dividends for each of the years below were paid in the immediately following year. Dividends on financing preferred A and B shares were paid from net income except in respect of 2003, when they were distributed from retained earnings after declaration of such a dividend in February 2004.



                                              DIVIDENDS PER FINANCING           TOTAL DIVIDENDS PAID ON
YEAR ENDED DECEMBER 31,                          PREFERRED A SHARE            FINANCING PREFERRED A SHARES
---------------------------------------   --------------------------------  --------------------------------
                                            EUR                 $              (IN EUR          (IN $
                                                                              MILLIONS)         MILLIONS)
                                          ---------------  ---------------  ---------------   --------------
1999...................................             2.70             3.40              0.6              0.8
2000...................................             2.48             3.12              0.6              0.8
2001...................................             2.71             3.41              0.6              0.8
2002...................................             2.63             3.31              0.6              0.8
2003...................................             2.71             3.41              0.6              0.8



                                              DIVIDENDS PER FINANCING           TOTAL DIVIDENDS PAID ON
YEAR ENDED DECEMBER 31,                          PREFERRED B SHARE            FINANCING PREFERRED B SHARES
---------------------------------------   --------------------------------  --------------------------------
                                            EUR                 $              (IN EUR          (IN $
                                                                              MILLIONS)         MILLIONS)
                                          ---------------  ---------------  ---------------   --------------
1999...................................             5.76             7.26              2.3              2.9
2000...................................             5.76             7.26              2.3              2.9
2001...................................             5.76             7.26              2.3              2.9
2002...................................             5.76             7.26              2.3              2.9
2003...................................             5.76             7.26              2.3              2.9


(B) SIGNIFICANT CHANGES

For a discussion of significant changes in our business or financial condition since December 31, 2003, see "Operating and Financial Review and Prospects -- Recent Developments".

ITEM 9: THE OFFER AND LISTING

(A) OFFER AND LISTING DETAILS

The tables below set forth, for the periods indicated, the high and low closing prices of our common shares and ADSs, adjusted where relevant for the three-for-one share split that took effect on May 1, 2001.

The following table sets out annual high and low closing prices of our common shares on Euronext Amsterdam and our ADSs on the New York Stock Exchange as provided by Bloomberg:


                                               EURONEXT AMSTERDAM            NEW YORK STOCK EXCHANGE(1)
                                         --------------------------------  --------------------------------
PERIOD                                        HIGH             LOW              HIGH             LOW
---------------------------------------  ---------------  ---------------  ---------------  ---------------
                                               (IN EURO PER SHARE)             (IN DOLLARS PER SHARE)
1999....................................          24.17            14.17               --               --
2000....................................          35.17            14.17               --               --
2001....................................          42.17            15.00            30.24            22.75
2002....................................          36.25            15.70            32.25            15.64
2003....................................          21.70             5.51            22.04             6.70


------------------

(1) Trading in the ADSs on the New York Stock Exchange commenced on October 18, 2001.


The following table sets out quarterly high and low closing prices of our common shares on Euronext and our ADSs on the New York Stock Exchange as provided by
Bloomberg:


                                                    EURONEXT                 NEW YORK STOCK EXCHANGE(1)
                                         --------------------------------  --------------------------------
PERIOD                                        HIGH             LOW              HIGH             LOW
---------------------------------------  ---------------  ---------------  ---------------  ---------------
                                              (IN EURO PER SHARE)              (IN DOLLARS PER SHARE)
2001
First quarter...............................      42.17            27.73               --               --
Second quarter..............................      39.75            28.95               --               --
Third quarter...............................      32.35            15.00               --               --
Fourth quarter..............................      34.00            19.50            30.24            22.75

2002
First quarter...............................      36.25            30.60            32.35            26.92
Second quarter..............................      34.49            18.75            30.35            19.29
Third quarter...............................      24.59            16.75            23.75            16.56
Fourth quarter..............................      24.00            15.70            23.68            15.64

2003
First quarter...............................      21.70             7.55            22.04             8.72
Second quarter..............................      14.25             7.85            16.68             8.67
Third quarter...............................      13.54             8.76            15.27            10.18
Fourth quarter..............................       9.65             5.51            11.18             6.70

2004
First quarter...............................       8.14             6.10             9.95             7.67

------------------

(1)  Trading in the ADSs on the NYSE commenced on October 18, 2001.

The following table sets out monthly high and low closing prices of our common shares on Euronext and our ADSs on the New York Stock Exchange provided by
Bloomberg:


                                                      EURONEXT                   NEW YORK STOCK EXCHANGE
                                           --------------------------------  --------------------------------
 MONTH ENDED                                    HIGH             LOW              HIGH              LOW
 ---------------------------------------   ---------------  ---------------  ---------------   --------------
                                                 (IN EURO PER SHARE)             (IN DOLLARS PER SHARE)
 December 31, 2003......................             7.60             5.91             9.43             7.12
 January 31, 2004.......................             7.41             6.10             9.14             7.67
 February 28, 2004......................             7.86             7.10             9.89             8.52
 March 31, 2004.........................             8.14             6.98             9.95             8.60
 April 30, 2004.........................             7.94             6.59             9.60             7.86
 May 31, 2004...........................             6.78             5.80             8.06             7.04


On June 17,  2004,  the closing  price of the common  shares on Euronext was EUR
5.84 and the closing price of the ADSs on the New York Stock Exchange was $7.02.

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

Our objectives, which are set out in Article 3 of our articles of association, include participating in, having control over, managing and financing other enterprises and companies.


DESCRIPTION OF SHARES AND KEY PROVISIONS OF OUR ARTICLES OF ASSOCIATION

Set out below is a summary of material information concerning our shares, which are our common shares together with our financing preferred shares and our preferred shares, and related material provisions of our articles of association and of Book 2 of the Dutch Civil Code. This summary is qualified in its entirety by reference to our articles of association and to Dutch law.


COMMON SHARES


Our common shares may be issued in bearer or registered form and will be in bearer form unless the shareholder indicates otherwise in writing. Only bearer common shares can trade on Euronext Amsterdam.


Bearer common shares


All of our bearer common shares will be embodied in a single global share certificate which will not be exchanged for single or multiple physical securities and which we will deposit with the Netherlands Central Securities Depositary (Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V.) ("Euroclear Netherlands"), for safekeeping on behalf of the parties entitled to the common shares in bearer form. The common shares represented by the single global share certificate may only be transferred through the book-entry system maintained by Euroclear Netherlands. A participant in the collective deposit of a securities institution admitted to Euroclear Netherlands may, at his or her own expense, require conversion of one or more of his or her bearer common shares into common shares in registered form.


Registered common shares


We enter holders of issued and outstanding registered common shares in the register of shareholders. We do not issue share certificates for registered common shares. However, a shareholder may request an extract from the shareholders' register regarding the common shares registered in his or her name. We are required to provide this free of charge. Dutch law requires that transfers of registered common shares be recorded in a written instrument to which we are a party or which is served on us, or that the transfer be acknowledged by us. There are currently no holders of common shares entered in the register.


FINANCING PREFERRED SHARES


We are authorized to issue financing preferred shares to raise capital. Financing preferred shares can be issued in bearer or registered form at the option of the executive board, subject to the approval of the supervisory board. Financing preferred shares, if and when issued, will rank above common shares with respect to dividend and liquidation proceeds. Financing preferred shares have dividends that reflect market interest rates.

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

If new financing preferred shares are issued, Van der Moolen Holding N.V. shall, if necessary, arrange for provisions to the effect that the voting rights on such shares are based on the fair value of the capital contribution made on such shares in relation to the price of our common shares on Euronext Amsterdam.


PREFERRED SHARES


Effective May 1, 2001, we amended our articles to provide for the future issuance of preferred shares to an unaffiliated foundation called Stichting Van der Moolen Holding. The Stichting's object is to safeguard our interests and those of our subsidiaries in such a way that the interest of Van der Moolen Holding N.V. and all other concerned parties are safeguarded and that the continuity and independence of Van der Moolen Holding N.V. may be enforced to the maximum extent possible in the event of, for instance, a hostile takeover, by acquiring and managing our preferred shares and by exercising the rights attaching to those shares, in particular, the voting rights. On July 12, 2001, we entered into an agreement with the Stichting pursuant to which it has been granted a call option right allowing it to acquire up to the number of preferred shares of which the aggregate par value is equal to the aggregate par value of the total number of our common shares, financing preferred A shares, financing preferred B shares, financing preferred C shares, financing preferred D shares and financing preferred E shares outstanding at the time of the exercise of the right. Assuming the Stichting exercises its right in respect of the maximum number of preferred shares that could be issued pursuant to the preceding sentence, such exercise would result in the Stichting having voting rights equal to 50% of the total voting power of all of our issued and outstanding shares. Accordingly, the Stichting would be able to block or control all shareholder votes.

The Stichting may exercise its right to acquire the maximum number of shares at any time or may exercise its right in respect of blocks of preferred shares on more than one occasion. The preferred shares will be issued against payment by the Stichting of an amount equal to at least 25% of the aggregate par value of the preferred shares to be issued. After the issuance of any preferred shares, we will meet with the Stichting at least two times a year to discuss whether it remains necessary for the Stichting to continue to hold the preferred shares. If we agree with the Stichting that it is no longer necessary, we will repurchase or cancel the preferred shares. In addition, at its discretion, the Stichting may require us to repurchase or cancel the preferred shares at any time after two years from the date of their original issuance.

The Stichting has entered into a standard standby facility with ING Bank which allows the Stichting to draw down the necessary financial resources in the event it decides to exercise the call option.

The Stichting is managed by an executive board comprised of five members, only one of whom may be selected by our supervisory board. Each of the remaining four members must be an individual who is not:

o a current or former managing director, supervisory director or employee of us or of any of our subsidiaries;

o a relative of one of our managing directors or supervisory directors or those of any of our subsidiaries;

o permanent adviser of ours or a former permanent adviser of ours, provided that this restriction will only apply for the first three years after the termination of the relationship; or

o a managing director or employee of any banking institution with which we maintain a significant relationship.

The executive board of the Stichting consists of the following persons: Mr H. Langman (chairman); Mr R.W.J.M. Bonnier; Prof. R.A.H. van der Meer; Mr J.C.T. van der Wielen; and currently, one vacant position.

There are currently no preferred shares issued and outstanding. Our preferred shares are not convertible into common shares.


ISSUE OF SHARES AND PRE-EMPTIVE RIGHTS

Upon a proposal of the executive board and subject to approval of the supervisory board, our general meeting of shareholders has the authority to decide on any further issuance of shares or rights to subscribe for shares and on the terms and conditions thereof.

A general meeting of shareholders may delegate this power to the executive board. The resolution of a general meeting of shareholders to delegate this power determines the maximum number of shares to be issued. Our executive board's authority to issue shares is limited to our authorized share capital.

Our shares cannot be issued below par. Our common shares and financing preferred shares must be fully paid-up upon issue. Our preferred shares may be issued on a "partly paid" basis, but not at less than 25% of the aggregate par value of the preferred shares to be issued.

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

By following the procedures as described above for further issuances of shares, a general meeting of shareholders may restrict or exclude any pre-emptive rights, and it may delegate this power to our executive board. If our executive board has been delegated the authority to issue shares, it can limit or exclude any pre-emptive rights as long as a general meeting of shareholders has granted it that power and our supervisory board approves.


ACQUISITION BY US OF SHARES IN OUR OWN CAPITAL

We may acquire our own shares if and to the extent that:

o a general meeting of shareholders has authorized our executive board to acquire the shares;

o our shareholders' equity, after deduction of the price of acquisition, is not less than the sum of the issued and called up portion of the share capital and the reserves that provisions of Dutch law or our articles of association require us to maintain; and

o the aggregate par value of the shares to be acquired, together with the shares in our share capital that we already hold directly, indirectly or as pledgee, does not equal more than one-tenth of the aggregate par value of our total issued share capital.

We may not acquire our own shares if they have not been fully paid-up, and any acquisition of our own shares is subject to the prior approval of our supervisory board. The authorization by a general meeting of shareholders may be for a term of up to 18 months. We and our subsidiaries may not vote shares which we or they hold.

At the annual general meeting on April 14, 2004, our executive board was given the authority described above to acquire shares in our capital for a period of 15 months from the date of the meeting.


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

VOTING RIGHTS AND SHAREHOLDERS' MEETINGS

We must hold annual general meetings of shareholders within six months of the end of our financial year. The annual general meeting is held, among other things, to adopt our annual accounts. We must hold extraordinary general meetings of shareholders whenever:

o one or more shareholders together representing at least one-tenth of our outstanding share capital request it in writing, listing the topics to be discussed; and

o    our executive board or our supervisory board deems necessary.

General meetings of shareholders shall be held in the municipality of Amsterdam.

Each shareholder can attend general meetings in person or by proxy, address the meeting and vote. Under Dutch law, voting rights are related to the nominal value of shares. Accordingly, as each of our common shares, par value EUR 0.08, entitles the holder to one vote, each of our financing preferred shares or preferred shares, par value EUR 0.60, entitles the holder to 7.5 votes.

However, if new financing preferred shares are issued, Van der Moolen Holding N.V. shall, if necessary, arrange for provisions to the effect that the voting rights on such shares are based on the fair value of the capital contribution made on such shares in relation to the price of our common shares listed on Euronext Amsterdam. Shareholders holding existing financing preferred shares may decide that in a general meeting of shareholders the number of voting rights are determined according to the principle referred to in the previous sentence.

The executive board must be notified in writing of a registered shareholder's intention to attend a general meeting of shareholders. The holders of bearer common shares can vote if an affiliated institution of Euroclear Netherlands sends a written statement as to their shareholdings to our offices. Resolutions are passed by absolute majority of votes cast unless stated otherwise in Dutch law and our articles of association. Unless a proposal to a general meeting of shareholders is made by our executive board (subject to the approval of the supervisory board), a resolution can only be adopted by a general meeting of shareholders if more than half of the issued share capital is represented at the meeting.

A general meeting of shareholders can amend our articles of association or dissolve us only if the proposal to do so is made by our executive board (subject to the approval of the supervisory board).

Dutch law and our articles of association do not impose any limitations on non-Dutch ownership or voting of our common shares.


ANNUAL ACCOUNTS


We have a calendar financial year. Within four months after the end of our financial year, our executive board must draw up the annual accounts and a report concerning the course of business with respect to that financial year. Dutch law allows for an extension of this period by a general meeting of shareholders for a maximum of six months. The annual accounts and report are submitted to our supervisory board. Our supervisory board shall have the annual accounts audited. The annual accounts and report, together with the auditor's report and the report from our supervisory board, are submitted to the annual general meeting of shareholders for inspection, and with respect to the annual accounts, adoption.


DIVIDENDS


Annual dividends may only be paid out of profits as shown in the adopted annual financial statements. We may not make distributions if the distribution would reduce our shareholders' equity below certain reserves required by Dutch law or our articles of association. The profits must first be used to set up and maintain reserves required by Dutch law and must then be set off against certain financial losses. The preferred shares will be paid their dividends first, followed by the financing preferred shares. The dividends on our financing preferred shares and our preferred shares reflect market interest rates. With supervisory board approval, our executive board then decides whether and how much of the remaining profit they will reserve. Any profits remaining will be paid as a dividend on our common shares. With the approval of our supervisory board and subject to Dutch law, our executive board can resolve to pay an interim dividend. A general meeting of shareholders may, upon the proposal of our executive board and subject to approval of our supervisory board, resolve a dividend payment to be made in full or in part in the form of shares.

We can make distributions to shareholders at the charge of one or more of our reserves except for the share premium reserves A, B, C, D and E.

Purchasers of common shares or ADSs representing such shares in the offering will be entitled to the full dividend, when declared. Any dividends that are not claimed within five years of their declaration revert to us.


AMENDMENT OF OUR ARTICLES OF ASSOCIATION AND LIQUIDATION RIGHTS


A general meeting of shareholders may only resolve to amend our articles of association or to dissolve us on the proposal of our executive board, subject to the approval of our supervisory board.

Our articles of association were last amended by notarial deed with effect from June 16, 2004 pursuant to a resolution passed at our annual general meeting of shareholders held on April 14, 2004.

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


OBLIGATIONS OF SHAREHOLDERS TO DISCLOSE HOLDINGS


The Netherlands' Act on Disclosure of Holdings in Listed Companies (the "major Holdings Act") applies to any person who, directly or indirectly, acquires or disposes of an interest in the voting rights and/or the capital of a public limited company incorporated under the laws of the Netherlands with an official listing on a stock exchange within the European Economic Area, as a result of which acquisition or disposal the percentage of voting rights or capital interest acquired or disposed of reaches, exceeds or falls below 5%, 10%, 25%, 50% or 66 2/3%. With respect of Van der Moolen Holding N.V., the major Holdings Act would require any person whose interest in the voting rights and/or capital of Van der Moolen Holding N.V. reached, exceeded or fell below those percentage interest, whether through ownership of bearer common shares, registered common shares, financing preferred shares, preferred shares or ADSs, to notify in writing both Van der Moolen Holding N.V. and the Financial Markets Authority of the Netherlands (Autoriteit Financiele Markten) immediately after the acquisition or disposal of the triggering interest in Van der Moolen Holding N.V.'s share capital.

Upon Van der Moolen Holding N.V.'s receipt of the notification, the information will be disclosed, as notified, forthwith to the public by means of an advertisement in a newspaper distributed throughout the Netherlands. Non compliance with the obligations of the major Holdings Act can lead to criminal prosecution. In addition a civil court can issue orders against any person who fails to notify or incorrectly notifies the Financial Markets Authority or Van der Moolen Holding N.V., in accordance with the major Holdings Act, including suspension of the voting right of the shares.


SECTION 16 DUTCH SECURITIES ACT

Section 16(1) of the Dutch Securities Act prohibits, except as provided below, a party from holding or acquiring, or increasing a qualifying shareholding, which is a direct or indirect interest (such as through the ADSs) in, or direct or indirect exercise of voting rights of, more than 5% of the issued share capital of a securities institution to which a license has been issued pursuant to section 7(4) or (6) of the Dutch Securities Act. The exercise of any control connected with a qualifying shareholding in a securities institution, including licensed securities institutions which are subsidiaries of Van der Moolen Holding N.V., is prohibited unless a declaration of no objection has been obtained from the Financial Markets Authority. The Financial Markets Authority will, upon request, issue a declaration of no objection in respect of a transaction or act as referred to in Section 16(1) within 13 weeks of its receipt of the application, unless it judges that the transaction would or could affect the securities institution concerned in a manner that is incompatible with the sound or prudent management of the securities institution. Restrictions may be imposed on, and conditions attached to, a declaration of no objection issued. Purchasers of our common shares and/or ADSs in the offering, as well as any subsequent transferees, will be required to comply with the provisions described above.

We, as well as our intermediate holding companies, have been granted declarations of no objection pursuant to Section 16 of the Dutch Securities Act in connection with the holding of our interests in our securities institution subsidiaries. Further, our major shareholders and The Bank of New York have been granted declarations of no objection.

(C) MATERIAL CONTRACTS


VDM SPECIALISTS USA, LLC

Pursuant to the terms of the Amended and Restated Operating Agreement as last amended on May 1, 2004 governing the operation of VDM Specialists, distributions to, and voting by, the members of VDM Specialists are made in proportion to each member's profit and loss percentage at the time of such distribution or vote. Through our wholly owned subsidiary, Mill Bridge IV, LLC, our profit and loss percentage in VDM Specialists is 75%.

VDM Specialists is managed by a management committee that must have at least three members. The management committee is currently composed of our wholly owned subsidiary, Mill Bridge IV, and three individual members. As a general matter, a vote of the majority of the profit and loss percentage of the members of the management committee is required for action by the committee. A quorum for any meeting consists of members of the committee holding a majority of the profit and loss percentage, but in no event fewer than three members, including two members other than Mill Bridge IV. There are supermajority voting requirements in order for the management committee to take certain corporate actions, including matters that would affect the profit and loss allocations of members, the election of any member (other than Mill Bridge IV) to serve on the committee and a change in the number of members on the committee. In addition, certain corporate actions, such as the dissolution of the company, the sale of all or substantially all of its assets, a public offering of the company and an amendment to the operating agreement, require the approval of members of the company holding an aggregate profit and loss percentage of at least 80%.

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

Holders of ADSs will in general be treated as owners of our common shares represented by such, as ADSs will in general be identified for Dutch tax purposes with a common share in us.


DUTCH TAXATION OF RESIDENT SHAREHOLDERS


The description of certain Dutch taxes set out in this section "-- Dutch taxation of resident shareholders" is only intended for the following investors:

(1) individuals who are resident or deemed to be resident in the Netherlands and, with respect to personal income taxation, individuals who opt to be taxed as a resident of the Netherlands for purposes of Dutch taxation and who invest in the common shares or ADSs ("Dutch Individuals"), excluding individuals:

     (a) who derive benefits from the common shares or ADSs that are taxable as benefits from miscellaneous "activities";

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

     (b) pension funds and other entities that are exempt from Dutch corporate income tax;

     (c) corporate entities that hold common shares or ADSs, the benefits derived from which are exempt under the participation exemption (as laid down in the Dutch Corporate Income Tax Act 1969); and

     (d) investment institutions as defined in the Dutch Corporate Income Tax Act 1969.

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


Personal and corporate income tax


Dutch individuals not engaged or deemed to be engaged in an enterprise. Generally, a Dutch individual who holds the common shares or ADSs that are not attributable to an enterprise from which he derives profits as an entrepreneur or pursuant to a co-entitlement to the net worth of such enterprise other than as an entrepreneur or a shareholder (a "Dutch Private Individual"), will be subject to a fictitious yield tax. Irrespective of the actual income or capital gains, the annual taxable benefit of all the assets and liabilities of a Dutch individual that are taxed under such regime including, as the case may be, the common shares and ADSs, is set at a fixed percentage. This percentage is 4% of the average fair market value of these assets and liabilities at the beginning and at the end of every year (minus a tax-free amount). The tax rate applicable under the fictitious yield tax is 30%.

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

(2) liquidation proceeds, proceeds of redemption of the common shares or ADSs or, as a rule, consideration for the repurchase of the common shares or ADSs by us in excess of the average paid-in capital belonging to the specific class of shares recognized for Dutch dividend withholding tax purposes;

(3) the par value of common shares or ADSs issued to a holder of the common shares or ADSs or an increase of the par value of common shares or ADSs, as the case may be, to the extent that it does not appear that a contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and

(4) partial repayment of paid-in capital, recognized for Dutch dividend withholding tax purposes, if and to the extent that there are net profits, unless:

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

With retroactive effect as from April 27, 2001, provisions against dividend stripping were introduced in Dutch tax law. In the case of dividend stripping, dividend withholding tax cannot be credited or refunded. Dividend stripping is deemed to be present if the recipient of a dividend is not the beneficial owner thereof and is entitled to a larger reduction or refund of dividend withholding tax than the beneficial owner of the dividends. Under the new anti dividend stripping provisions, a recipient of dividends will not be considered the beneficial owner thereof if as a consequence of a combination of transactions a person other than the recipient wholly or partly benefits from the dividends, whereby such person retains, whether directly or indirectly, an interest in the shares on which the dividends were paid comparable with his position in similar shares before such combination of transactions, including the sole acquisition of one or more dividend coupons and the establishment of short-term rights of enjoyment on ADSs and/or common shares, while the transferor retains the ownership of the ADSs and/or common shares. The provisions apply to the transfer of the common shares, ADSs and dividend coupons and also to transactions that have been entered into in the anonymity of a regulated stock market.

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


Taxes on income and capital gains


A Non-Resident Shareholder will not be subject to any Dutch taxes on income or capital gains in respect of dividends we distribute (other than withholding tax described below) or in respect of any gain realized on the disposal of common shares or ADSs, provided that:

(1) such Non-Resident Shareholder does not derive profits from an enterprise, whether as an entrepreneur or pursuant to a co-entitlement to the net worth of such enterprise (other than as an entrepreneur or a shareholder) which enterprise is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise, as the case may be, the shares or ADSs are attributable;

(2) such Non-Resident Shareholder does not have a substantial interest or a deemed substantial interest in us, or, if such holder does have such an interest, it forms part of the assets of an enterprise;

(3) if such Non-Resident Shareholder is an individual, the benefits derived from the shares or ADSs are not taxable in the hands of such holder as a benefit from miscellaneous activities in the Netherlands;

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

If you are a Non-Resident Shareholder who is a resident in the Netherlands Antilles or Aruba under the provisions of the Tax Convention of the Kingdom of the Netherlands, or who is a resident in a country that has concluded a double taxation convention with the Netherlands under the provisions of that convention, or who is a resident of a country which is a member of the European Union, we are not required to withhold dividend tax from a dividend we distribute to you to the extent that the temporary special distribution tax discussed below in the section "-- Distribution tax" applies to the distribution. Entities that are resident of a country which is a member of the European Union and that qualify for the application of the EC Parent-Subsidiary Directive are eligible for an exemption of dividend withholding tax.

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

Subject to compliance with the procedures for claiming benefits, a holder of common shares or ADSs will qualify for benefits under the US/NL Income Tax Treaty (an "eligible U.S. holder"), if the holder:

o    is the beneficial owner of the dividends paid on the common shares or ADSs;

o    is resident in the United States according to the US/NL Income Tax Treaty;

o is entitled to the benefits of the US/NL Income Tax Treaty within the meaning of article 26 of the US/NL Income Tax Treaty;

o does not carry on business in the Netherlands through a permanent establishment of which the common shares or ADSs form part of the business property;

o does not perform independent personal services from a fixed base in the Netherlands to which the holding of the common shares or ADSs pertains; and

o is an individual, an exempt pension trust or exempt organization as defined in the US/NL Income Tax Treaty, an estate or trust whose income is subject to U.S. taxation as the income of a resident, either in its hands or in the hands of its beneficiaries or a corporation that is not excluded from treaty benefits under the limitation on benefits provision of the US/NL Income Tax Treaty.

Eligible U.S. holders (other than an exempt pension trust or an exempt organization) of common shares or ADSs may generally claim the benefits of a reduced withholding rate at source, provided that a completed and signed Form IB 92 USA is properly filed with us, in duplicate and in timely fashion. This form must include the bank affidavit appertaining to it, which has been completed and signed by a qualifying bank (banks that are bank members of the New York Stock Exchange, the American Stock Exchange and the Federal Reserve System generally qualify). Eligible U.S. holders who fail to satisfy these requirements may claim a refund of the tax withheld in excess of the applicable reduced withholding rate by filing, in duplicate, a completed and signed Form IB 92 USA, including the completed and signed bank affidavit as described above, directly with Dutch tax authorities within three years after the end of the calendar year in which the withholding tax was levied. Such a claim must include material substantiating (i) the payment of the dividend and the imposition of the withholding tax, and (ii) the payment by us of the withholding tax to be refunded. In order to claim a further reduction of the dividend withholding tax to 5%, compliance with certain other procedures may be required. Qualifying exempt organizations are not eligible for relief at source and must claim a refund of the tax withheld by using Form IB 95 USA and complying with certain other formalities. Qualifying exempt pension trusts may generally be eligible for relief at source upon the proper and timely filing of Form IB 96 USA, in duplicate, including a completed and signed bank affidavit as described above, and including U.S. Internal Revenue Service Form 6166 with respect to the relevant year, and complying with certain other requirements.

For holders of the ADSs we have obtained from the Dutch Ministry of Finance a Special Arrangement that includes the approval to use the Elective Dividend Services offered by the Depository Trust Company. Under this service, during the first year following the dividend payment date, holders of the ADSs meeting the requirements for tax treaty relief, other than qualifying exempt organizations as mentioned in the paragraph above, will be able to claim a refund (in whole or in part) of Dutch dividend withholding tax through the Bank of New York, as paying agent for the ADSs.

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

2) twice the amount of the average annual profit distribution (exclusive of extraordinary distributions) by reference to the three calendar years immediately preceding January 1, 2001; and

3) our adjusted consolidated commercial result for the preceding book year, subject to certain adjustments.

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

The distribution tax due is reduced pro rata to the extent that our common shares and ADSs were held, at the time of the distribution of the "excessive" dividends, during an uninterrupted period of three years, by individuals or entities (other than investment institutions as defined in the Dutch Corporate Income Tax Act 1969) holding at least 5% of our nominal paid-in capital, provided such shareholding is held by shareholders resident in the Netherlands, the Netherlands Antilles or Aruba, or in a country that has concluded a double taxation convention with the Netherlands. In that regard, shares that have been held since September 14, 1999 are deemed to have been held during an uninterrupted period of three years. As the distribution tax is payable by us, this reduction will inure indirectly to all ordinary shareholders, and not only to the shareholders whose shareholdings caused the reduction to apply.

The classification of this distribution tax under foreign tax laws and the consequences thereof for non-resident holders of our ADSs and common shares are uncertain.


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


UNITED STATES FEDERAL INCOME TAXATION FOR HOLDERS OF COMMON SHARES OR ADSs

The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of common shares or ADSs. This summary applies to you only if you are a beneficial owner of common shares or ADSs and you are:

o a citizen or resident of the United States for U.S. federal income tax purposes;

o a corporation, or other entity treated as a corporation, created or organized under the laws of the United States or any State within the United States;

o an estate whose income is subject to U.S. federal income tax regardless of its source; or

o a trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantive decisions (each a "U.S. Holder").

If a partnership (including any entity that is treated as a partnership for U.S. federal tax purposes) is a beneficial owner of common shares or ADSs, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. This summary does not address the U.S. federal income tax consequences to partners, shareholders and beneficiaries of a holder of common shares or ADSs. A beneficial owner of common shares or ADSs that is a partnership, and partners in such a partnership, should consult their tax advisors about the U.S. federal income tax consequences of holding and disposing of common shares or ADSs.

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

This summary only applies to U.S. Holders that will hold common shares or ADSs as capital assets. This summary is based upon:

o interpretations of the current tax laws of the United States, including the Internal Revenue Code of 1986, as amended, regulations issued thereunder, and rulings and decisions currently in effect (or in some cases proposed);

o current U.S. Internal Revenue Service practice and applicable U.S. court decisions; and

o the income tax treaty between the United States and the Netherlands, all of which are subject to change. Any such change may be applied retroactively and may adversely affect the U.S. federal income tax consequences described herein.

The following summary is of a general nature and does not address all U.S. federal income tax consequences that may be relevant to you in light of your particular situation. For example, this summary does not apply to:

o investors that own (directly or indirectly) 10% or more of our voting stock;

o    banks, thrifts or other financial institutions;

o    insurance companies;

o    small business investment companies;

o    S corporations

o    mutual funds;

o    real estate investment trusts;

o    regulated investment companies;

o    investors liable for the alternative minimum tax;

o    individual retirement accounts and other tax-deferred accounts;

o    tax-exempt organizations;

o    dealers in securities or currencies;

o investors that will hold common shares or ADSs as part of straddles, hedging transactions, synthetic securities or conversion transactions for U.S. federal income tax purposes or as part of some other integrated investment;

o    investors whose functional currency is not the U.S. dollar; or

o    certain former citizens or residents of the United States.

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


Recent U.S. Tax Law Changes Applicable to Individuals

A maximum U.S. federal income tax rate of 15% applies to "qualified dividend income" received by individuals (as well as certain trusts and estates) in taxable years beginning after December 31, 2002 and before January 1, 2009, provided that certain holding period requirements are met. "Qualified dividend income" includes dividends paid on shares of "qualified foreign corporations" if, among other things: (i) the shares of the foreign corporation are readily tradable on an established securities market in the United States or (ii) the foreign corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the U.S. which contains an exchange of information program (a "qualifying treaty"). ADSs are readily tradable on the New York Stock Exchange. In addition, the US/NL Income Tax Treaty is a qualifying treaty. Accordingly, we currently believe that dividends paid by us with respect to our ADSs or ordinary shares should constitute "qualified dividend income" for U.S. federal income tax purposes, provided that the holding period requirements are satisfied and none of the other special exceptions applies. However, some of the eligibility requirements for non-U.S. corporations are not entirely clear, and further guidance from the IRS is anticipated. In addition the IRS is expected to issue certification procedures for 2004 whereby a non-U.S. corporation will have to certify as to the eligibility of its dividends for the reduced U.S. federal income tax rates.


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

o have not held the shares for at least 16 days in the 30-day period beginning on the date which is 15 days before the ex-dividend date; or

o hold the shares in arrangements in which your expected profit, after non-U.S. taxes, is insubstantial.

o are under an obligation (whether pursuant to a short sale or otherwise) to make payments with respect to positions of substantially similar or related property.

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


TAXATION OF CAPITAL GAINS


Subject to the PFIC rules discussed below, upon a sale or other disposition of common shares or ADSs, other than an exchange of ADSs for common shares, you will generally recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized and your adjusted tax basis in the common shares or ADSs. This capital gain or loss will be long-term capital gain or loss if your holding period in the common shares or ADSs exceeds one year. If you are an individual, trust or estate, long-term capital gain realized upon a disposition of an ADS or share after May 5, 2003 and before the end of a taxable year, which begins before January 1, 2009 generally will be subject to a maximum U.S. federal income tax rate of 15%. Gains on the sale of ADSs or ordinary shares held for one year or less will be treated as short-term capital gain and taxed as ordinary income at your marginal income tax rate. Capital losses may only be used to offset capital gains, except that U.S. individuals may deduct up to $3,000 of net capital losses against ordinary income. You should consult your tax advisers regarding the availability of this offset.


PASSIVE FOREIGN INVESTMENT COMPANY CONSIDERATIONS


A foreign corporation will be a PFIC in any taxable year if:

o    at least 75% of its gross income is "passive income"; or

o at least 50% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income.

We do not believe that we should be treated as a PFIC. Although gain from the sale or exchange of securities is generally passive income, gains from trading by our subsidiaries in their specialist stocks should be treated as active income under a special exception for dealers in securities. Although neither the U.S. Internal Revenue Service nor the courts have expressly stated that a specialist firm like VDM Specialists should be treated as a dealer in this particular context, they have treated specialist firms as dealers for other U.S. federal income tax purposes. Our possible status as a PFIC must be determined annually and therefore may change. Moreover, there is some uncertainty regarding how the PFIC rules apply to a foreign corporation that owns an interest in an entity that is treated as a partnership for U.S. federal income tax purposes. VDM Specialists is a partnership for U.S. federal income tax purposes. Although we believe that our status as a PFIC should depend on the nature of VDM Specialists' income and assets and on this basis we do not believe we should be treated as a PFIC, it is possible that the U.S. Internal Revenue Service could disagree with this position. In addition, a significant amount of VDM Specialists' assets consist of borrowed stock which VDM Specialists loans as part of its specialist activities. Under certain proposed Treasury regulations, the income earned from our stock lending activities would not be treated as passive income. The proposed regulations are proposed to be effective for taxable years beginning after September 30, 1993. On the basis of the proposed regulations, we do not believe that the borrowed stock should be treated as assets that produce, or are held for the production of, passive income or that the income earned from the stock lending activity should be treated as passive income. However, there is no assurance that the proposed regulations will be finalized, and if they are finalized, that they will be finalized in the form proposed.

Thus, although we believe that we are not a PFIC there can be no assurance that we are not considered a PFIC or that we will not be considered a PFIC in the future. If we were treated as a PFIC for any taxable year during which you held common shares or ADSs, certain adverse consequences could apply to you.

If we were to be treated as a PFIC for any taxable year, and you do not mark your common shares or ADSs to market, as described below, gain recognized by you on a sale or other disposition of common shares or ADSs would be allocated rateably over your holding period for the common shares or ADSs. The amounts allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of common shares or ADSs in excess of 125% of the average annual distributions on common shares or ADSs received by you from us in the preceding three years or your holding period, whichever is shorter, would be subject to taxation and an interest charge in the manner described above.

Alternatively, if we were to be treated as a PFIC and the common shares or ADSs are regularly traded on a "qualified exchange," you may make a mark-to-market election with respect to your common shares or ADSs. The New York Stock Exchange, on which the ADSs trade, is a qualified exchange for U.S. federal income tax purposes.

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

DISCLOSURE REQUIREMENTS FOR U.S. HOLDERS EXPERIENCING SIGNIFICANT BOOK-TAX DIFFERENCES


If you report any item or items of income, gain, expense, or loss in respect of common shares or ADSs for tax purposes in an amount that differs from the amount reported for book purposes by more than $10 million on a gross basis in any taxable year, or claim a tax credit exceeding $250,000 with respect to common shares or ADSs that you have held for less than 46 days, you may be subject to certain disclosure requirements for "reportable transactions." You should consult your own tax advisors concerning any possible disclosure obligation with respect to common shares or ADSs.

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

We will also make this annual report, our articles of association (in English and in Dutch), and our financial statements for the years ended December 31, 2001, 2002 and 2003 (as part of our annual reports) available for collection free of charge at our head office located at Keizersgracht 307, 1016 ED Amsterdam, the Netherlands.

You may read and copy all or any portion of this annual report or any reports, statements or other information we file at the SEC's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional office of the SEC located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

We are subject to the reporting requirements of the Exchange Act applicable to foreign private issuers. In connection with the Exchange Act, we will file reports, including annual reports on Form 20-F, and other information with the SEC.

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

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our risk management activities are based at each of our operating subsidiaries, with central overnight, analysis and risk policy formation based at our Amsterdam headquarters. Our risk management department establishes, in consultation with our executive board, specific maximum risk levels to which our traders must adhere, monitors compliance with those limits and reports directly to the management board, on a daily basis, the risk profile of the group.
Analytic software similar to that employed by our risk management department also informs traders directly of their risk positions, allowing them to adjust their positions before a violation might occur.

We believe that five categories of risk are applicable to our business:

o    market risk;

o    currency risk;

o    liquidity risk;

o    credit and settlement risk; and

o    compliance, legal and operational risk.

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


MARKET RISK

Market risk concerns the risk of price changes to equity, options and bond positions taken onto our books as part of our normal trading activity. We distinguish between intra-day and overnight market-risk. We are exposed to intra-day risk when markets are open, and therefore we can, in principle, cover such risk directly. Overnight risk arises on positions held when markets are closed, and reflects the possibility that adverse market developments occurring overnight could affect prices before the markets open the next day. At our subsidiaries that do not perform specialist functions, our risk management policy is based on the premise that, where possible, overnight risk should be avoided. Accordingly, our traders who do not perform specialist functions try to minimize the amount of inventory overnight. This policy towards overnight risk is inconsistent with specialist obligations on the New York Stock Exchange and certain other markets, as specialist traders are normally required to trade in any amount necessary to maintain an orderly market at any time during the trading day. Therefore, our policy towards overnight risk does not apply to these specialist activities. Even so, risk managers present on the floor of the exchange monitor the activities of our specialists throughout each trading day. We manage our exposure to market risk on the following basis:

o Our traders, other than those performing specialist functions, work within limits established by the executive board in consultation with local management and the risk management department and the trader's supervisor. For options activities, these limits are defined in terms of delta, gamma, rho, theta and vega, which are mathematical descriptors of various sensitivities options have to movements in the underlying security to which they relate, the level of interest rates, the passage of time and the level of volatility, as well as size of book, so that both the value and the characteristics of exposure are all the subject of risk management.

o In setting limits, the liquidity of the underlying instrument and any related options is a determining factor, since the risk attached to holding illiquid positions is inherently higher than that of holding positions that can readily be unwound.

o Our independent risk control unit monitors positions overnight and, where possible, intra-day, and reports directly to the members of our executive board on a daily basis. The independence of this department from the trading desk helps shield it from being influenced by traders who may be tempted to exceed their limits.

o Options positions are analyzed daily to determine their theoretical value as compared to their market price.

o Our bond activity carries risks resulting from the changing creditworthiness of bond issuers. This unit accepts risk in any Euronext-traded Dutch bond and selected French bonds, which we contain by trading out of it quickly or hedging with other bonds of the same issuer. This unit limits its exposure to individual issues, issuers and industry categories.

o The diversity of our business also helps to reduce our overall exposure to market risk. At any given time, we are long or short on a wide variety of instruments that are traded in a number of different markets in Europe and the United States. Although in accordance with our Value at Risk ("VAR") practice we do not emphasize the extent to which this reduces the risks of our activities, we believe that it does make a considerable contribution.

o Position books are analyzed daily with VAR models and stress tests, which give estimates of the potential risk of losses in "normal" and "extreme" market conditions, respectively. Senior management is apprised of these results in detail on a daily basis. The following discussion provides greater detail about our VAR model and stress tests.

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

The following table sets forth our high, low and average VARs for the years ended December 31, 2002 and 2003.

                                                                              VAN DER MOOLEN HOLDING VAR
                                                                                         LEVELS
                                                                            --------------------------------
                                                                                      2002             2003
                                                                            ---------------   --------------
                                                                                    (IN  EUR  MILLIONS)
High.......................................................................      9.0               5.0
Low........................................................................      2.0               1.0
Average....................................................................      5.5               3.0

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

At our subsidiaries in Europe and at Van der Moolen Options USA, position data is entered into the model in real time, while New York Stock Exchange data is transmitted the next day after the opening of the market due to New York Stock Exchange confidentiality requirements. Risk management on the New York Stock Exchange is the responsibility of employees of VDM Specialists who are physically present on the floor of the exchange throughout the trading day;
overnight positions are transmitted to Amsterdam for further analysis. Derivative trading books are analyzed for sensitivity to option price determinants, such as delta, gamma, theta and vega, and position limits are also placed on exposure to these. Our bond trading book monitors exposure to specific issuers as well as to broad categories of issuers, such as telecommunications, utilities and banks, and places position limits on its exposure to them.

We believe that with an average of over 75,000 transactions per day, diversified across a broad range of issuers, products, exchanges and trading systems in various markets in Europe and the United States, we are able to achieve a balanced risk profile.


CURRENCY RISK

We are affected by three types of currency risk. The first is the effect of translation gains or losses on our results of operations. This results from expressing our financial statements in euros when the majority of the revenues and expenses of our subsidiaries are denominated in U.S. dollars. If the U.S. dollar depreciates relative to the euro, our net income as reported in euros will be proportionately less than it would otherwise have been. Secondly, we are exposed to currency risk when, in the course of preparing our balance sheet, we translate into euros assets and liabilities denominated in currencies other than the euro. If the euro depreciates relative to those currencies, the translated value of those assets and liabilities will be affected, and the net effect is charged or credited to shareholders' equity. Finally, we are also exposed to currency risk from trading positions denominated in any currency other than the euro. In order to manage and address these various currency risks, we employ the following policies:

o Foreign currency exposure on security positions held on the books of our various subsidiaries is hedged immediately into the local currency of the subsidiary.

o Foreign currency exposure arising from financial fixed assets, such as foreign equity participations, is generally not hedged. Negative changes in the value of these assets resulting from currency movements are charged directly to shareholders' equity and consequently do not affect our operating earnings.

o Foreign currency receivables, such as dividend payments from participations and payments on inter-company debt, are generally hedged when realized.

In early 2003, we departed from our normal practice and purchased U.S. dollar put options with maturities in 2003 in order to create a "stop loss" on the translation exposure arising on our U.S. dollar denominated net income in 2003 at a strike price of $1.075 per euro net of costs. We have not undertaken similar transactions in 2004.


LIQUIDITY RISK

Liquidity risk relates to our capacity to finance security positions and liquidity requirements of exchanges and clearing utilities. Our financial resources, relative to our capital employed, and the liquid nature of most of the instruments traded, limit this risk. In addition, we maintain credit facilities with commercial banks.

On February 16, 2004, we obtained a new, three-component credit facility: a credit line of $43.9 million available until December 31, 2004, a special purpose facility of $31.4 million available until June 1, 2005 for financing needs following the NYSE/SEC investigation and a EUR 5 million overdraft line. The credit facility amounting to $43.9 million has been fully drawn as a result of refinancing drawn amounts under the old facilities. In April 2004, an amount of $9 million was drawn under the special purpose facility in relation to the settlement of the amounts following the NYSE/SEC investigation. Amounts drawn under these facilities, other than the EUR 5 million overdraft facility, and subsequently repaid may not be re-drawn.

The amounts drawn on the $43.9 million line and the $31.4 million line must be repaid before December 31, 2004 and June 1, 2005, respectively, partly in monthly payments of $3.3 million, beginning March 16, 2004 and through mandatory repayments. Fulfilling this requirement is dependent on our ability to generate sufficient cash flows in those periods. As of June 17, 2004, an aggregate $8.2 million was outstanding under the dollar facilities with approximately $13.9 million posted as security.

See "Operating and Financial Review and Prospects -- Liquidity and Capital Resources -- Our indebtedness".

The Group budgets cash flows on a rolling twelve month basis. Cash flow and unrestricted cash positions are ascertained daily, and when appropriate, these budgets are adjusted accordingly.


CREDIT AND SETTLEMENT RISK


For our businesses that trade on exchanges, the credit risk that could result from counterparties defaulting is limited, and their settlement risks are essentially transferred to recognized clearing organizations. Other trading transactions are substantially collateralized financing transactions.

COMPLIANCE, LEGAL AND OPERATIONAL RISK

The activities of Van der Moolen and its subsidiaries, and the business segments in which they are active, are under significant regulatory and legal obligations in both the United States and Europe, imposed by (local) governments and securities regulators. The legal and regulatory obligations under which our subsidiaries operate relate, among other things, to their financial reporting, their trading activities, capital requirements and the supervision of their employees. Failure to fulfill legal or regulatory obligations can lead to fines, censure or disqualification of management and/or staff and other measures that could have negative consequences for our activities and financial performance. Certain violations could result in them losing their trading permissions. If that were to occur, we would lose our ability to carry out a portion of our existing activities, which could have a material effect on our financial position, net profit and cash flows. In relation to these risks, reference is made to "Risk

Factors -- Risks Associated with the Industry in which we operate -- A failure or alleged failure to comply with applicable laws and regulations, whether on the part of our firm or one or more of our employees, could result in substantial fines and other penalties" and "Financial Information -- Consolidated Statements and Other Financial Information -- Regulatory Proceedings and Litigation".

All of our operations are vulnerable to operational risks that can result from damage to our own facilities, the facilities of the exchanges on which we operate and to communications and other infrastructure. Where possible, our own facilities and systems and those of the exchanges and infrastructure providers have multiple back-up systems, which reduces the risk that we would be prevented by damage to any one facility or system from being able to carry out our business. However, the attack on the World Trade Center on September 11, 2001 revealed that even these precautions may not always be sufficient to maintain the continuity of our business. While this event has caused us to review our back up facilities and procedures and take relevant emergency-preparedness measures, the possibility of such disruption of our business can never be completely eliminated.


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


ITEM 15: CONTROLS AND PROCEDURES

As of the end of the period covered by this annual report, an evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15(a)-15(e) under the Exchange
Act). Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of such date, our disclosure controls and procedures provide reasonable assurance that they will be effective.

There have been no significant changes in our internal controls over financial reporting during the period covered by this annual report that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.


ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT

Our supervisory board has determined that Marinus Arentsen, who serves on our audit committee, is an independent "audit committee financial expert" as defined by the SEC. Mr. Arentsen, who is a registered accountant in The Netherlands, has served as a senior financial officer of several corporations, most recently as chief financial officer and member of the executive board of CSM N.V. Mr. Arentsen replaced Syb Bergsma as the audit committee financial expert as of April 14, 2004, when Mr. Bergsma resigned his function as chairman of the Supervisory Board and chairman of the audit committee of Van der Moolen Holding N.V.


ITEM 16B: CODE OF ETHICS

We have adopted a code of ethics applicable to our managing directors, executive officers and other employees. See "Item 6: Directors, Senior Management and Employees". A copy of the code of ethics has been made available through our website located at www.vandermoolen.com.


ITEM 16C: PRINCIPAL ACCOUNTING FEES AND SERVICES

PricewaterhouseCoopers Accountants N.V. have served as our independent public accountant for each of the three years ended December 31, 2001, 2002 and 2003. The following table presents the aggregate fees for professional audit services and other services rendered by PricewaterhouseCoopers Accountants N.V. and its affiliated firms (together "PricewaterhouseCoopers") for the years ended December 31, 2002 and 2003. The fees for professional audit services and other services rendered by PricewaterhouseCoopers are subject to pre-approval by our audit committee. For the fees in relation to the year ended December 31, 2003, all fees for audit services have been pre-approved by our audit committee.

                                                     2002(1)          2003(1)
                                                 ------------   --------------
                                                       (EUR  thousands)
Audit fees ......................................        562              817
Audit-related fees ..............................         49               65
Tax fees ........................................         80              380
                                                 ------------   --------------
Total ...........................................        691            1,262
                                                 ============   ==============

-------------------
(1)  All fee amounts are exclusive of value added tax.

AUDIT FEES


Audit fees primarily relate to the audit of our annual financial statements issued under local GAAP following our statutory and regulatory requirements, our U.S. GAAP consolidated financial statements included elsewhere in this annual report, services related to statutory and regulatory filings of our subsidiaries and services provided in connection with accounting consultations.


AUDIT-RELATED FEES


Audit-related fees consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor. These fees also include consultations concerning financial accounting and reporting standards and employee benefit plan audits.


TAX FEES


During the years ended December 31, 2002 and 2003, we incurred EUR 80,000 and EUR 380,000 of fees, respectively, in connection with tax advice issued by PricewaterhouseCoopers. In 2003, we hired a tax advisory firm which is independent of PricewaterhouseCoopers for the purpose of providing tax advice going forward.


ITEM 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.


ITEM 16E: PURCHASES OF EQUITY SECURITIES BY ISSUER AND AFFILIATED PURCHASERS

The following table sets forth information relating to our purchase of 882,182 issued and outstanding common shares of Van der Moolen Holding N.V. in 2003. The common shares were purchased pursuant to a plan, which we announced on February 19, 2003, and which we refer to as the Plan. The Plan has no specific expiry date. The maximum number of common shares that may be purchased under the Plan corresponds to the number of outstanding options in respect of our common shares which have been distributed pursuant to our equity stock option plan. In 2004 no further common shares were purchased under the Plan. In connection with a new hedging policy we apply to our employee stock option plan, on April 22, 2004 we sold 780,000 of our own shares for an aggregate amount of approximately EUR 5.6 million. As at June 17, 2004 we hold 102,182 common shares in treasury. The maximum number of common shares that may yet be purchased under the Plan as of June 17, 2004 is 1,746,898. The following table does not reflect the aforementioned sale of 780,000 common shares held as treasury shares.

                                                             NUMBER OF       MAXIMUM NUMBER      MAXIMUM NUMBER
                                       TOTAL                 COMMON          OF COMMON           OF COMMON
                                   NUMBER OF  AVERAGE        SHARES          SHARES THAT         SHARES THAT MAY
                                      COMMON  PRICE PAID     PURCHASED       MAY BE              YET BE
                                      SHARES  PER COMMON     AS PART OF      PURCHASED           PURCHASED UNDER
 MONTH ENDED                       PURCHASED  SHARE          THE PLAN        UNDER THE PLAN      THE PLAN
------------------             -------------  ----------    -------------    ----------------    -----------------
February 28, 2003 ...........         41,717   EUR 11.88           41,717        2,304,305       2,262,588
March 31, 2003 ..............        425,783        8.96          425,783        2,157,105       1,689,605
April 30, 2003 ..............        179,917        9.21          179,917        2,157,105       1,509,688
May 31, 2003 ................         84,765        8.94           84,765        2,130,605       1,398,423
June 30, 2003 ...............             --          --               --        2,130,605       1,398,423
July 31, 2003 ...............             --          --               --        2,130,605       1,398,423
August 31, 2003 .............             --          --               --        2,130,605       1,398,423
September 30, 2003 ..........         77,500        9.18           77,500        2,130,605       1,320,923
October 31, 2003 ............         60,000        8.72           60,000        2,130,605       1,248,423
November 30, 2003 ...........             --          --               --        1,849,080         966,898
December 31, 2003 ...........             --          --               --        1,849,080         966,898
Total as of June
17, 2004 ....................        882,182        9.15          882,182        1,849,080       1,746,898(1)


-------------------
Note:

(1) As a result of the sale of 780,000 shares on April 22, 2004, we currently hold 102,182 common shares in treasury. The maximum number of common shares that may yet be purchased under the plan is 1,746,898.

                                    PART III


ITEM 17: FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.


ITEM 18: FINANCIAL STATEMENTS

The following financial statements and related schedules, together with the report of PricewaterhouseCoopers Accountants N.V. thereon, are filed as part of this annual report:


INDEX TO U.S. GAAP CONSOLIDATED FINANCIAL STATEMENTS


                                                                                                       PAGE
Report of Independent Auditors.............................................................             F-1

CONSOLIDATED FINANCIAL STATEMENTS:

Consolidated Statements of Financial Condition at December 31, 2003 and 2002...............             F-2

Consolidated Statements of Income for the years ended December 31, 2003, 2002 and 2001.....             F-3

Consolidated Statements of Comprehensive Income for the years ended December 31, 2003,
2002 and 2001..............................................................................             F-4

Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2002 and
2001 ......................................................................................             F-5

Consolidated Statements of Changes in Shareholders' Equity for the years ended December
31, 2003, 2002 and 2001....................................................................             F-6

Notes to Consolidated Financial Statements.................................................             F-9

ITEM 19: EXHIBITS

The following instruments and documents are included as exhibits to this annual report.


EXHIBIT NUMBER          DESCRIPTION
---------------------   -----------------------------------------------------------------------------------
1.1*                    Articles of Association of the Company.

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

2.2**                   Form of American Depositary Receipt.

4.1**+                  Amended and Restated Operating Agreement of VDM Specialists USA, LLC.

4.2*+                   Amended and Restated Operating Agreement of VDM Specialists USA, LLC dated
                        February 2, 2004.

4.3*+                   First Amendment dated April 1, 2004 to the Amended and  Restated  Operating
                        Agreement of VDM Specialists USA, LLC dated February 2, 2004.

4.4*+                   Second  Amendment dated May 1, 2004 to the Amended and Restated Operating
                        Agreement of VDM Specialists USA, LLC dated February 2, 2004.

8*                      Subsidiaries of the registrant.

12.1*                   Certification of the Chief Executive Officer pursuant to section 302 of the
                        Sarbanes-Oxley Act of 2002.

12.2*                   Certification of the Chief Financial Officer pursuant to section 302 of the
                        Sarbanes-Oxley Act of 2002.

13.1*                   Certification of the Chief Executive Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

13.2*                   Certification of the Chief Financial Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.


-----------------

*    Filed herewith.

** Incorporated by reference to the Company's Registration Statement on Form 20-F (SEC File No. 333-1-16731) filed with the Securities and Exchange Commission on October 15, 2001.

+ Confidential treatment has been requested. Confidential materials have been redacted and separately filed with the Securities and Exchange Commission.

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                  VAN DER MOOLEN HOLDING N.V.

                                  By:  /s/  Friedrich M.J. Bottcher
                                  ----------------------------------------------
                                  Name:     Friedrich M.J. Bottcher
                                  Title:    Chairman of the Executive Board



                                  By:  /s/  Frank F. Dorjee
                                  ----------------------------------------------
                                  Name:     Frank F. Dorjee
                                  Title:    Chief Financial Officer,
                                            Member of the Executive Board



                                  By:  /s/  James  P. Cleaver, Jr.
                                  ----------------------------------------------
                                  Name:     James  P. Cleaver, Jr.
                                  Title:    Member of the Executive Board




                                  By:  /s/  Casper F. Rondeltap
                                  ----------------------------------------------
                                  Name:     Casper F. Rondeltap
                                  Title:    Member of the Executive Board



Date: June 25, 2004

Van der Moolen Holding N.V.




                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



                                                                                                     Pages


Report of Independent Auditors                                                                         F-1


Consolidated Financial Statements:

Consolidated Statements of Financial Condition at December 31, 2003 and 2002                           F-2

Consolidated Statements of Income for the years ended December 31, 2003, 2002 and 2001                 F-3

Consolidated Statements of Comprehensive Income for the years ended December 31, 2003, 2002 and 2001   F-4

Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001             F-5

Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2003,      F-6
2002 and 2001

Notes to Consolidated Financial Statements                                                             F-9

                         Report of Independent Auditors


To the Board of Directors and Shareholders of Van der Moolen Holding N.V.

In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of income, of comprehensive income, of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of Van der Moolen Holding N.V. and its subsidiaries (the "Group") at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Group's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers Accountants N.V.
Amsterdam, the Netherlands

March 2, 2004, except for Note 24, as to which the date is March 30, 2004

                          Van der Moolen Holding N.V.
                 Consolidated Statements of Financial Condition
                    (in EUR millions, except per share data)

                                                               As of December 31,
                                                         ------------------------------
                                                             2003             2002
                                                         -------------     ------------
ASSETS
Cash and cash equivalents                             EUR       249.1   EUR      293.0
Receivable from clearing organizations and
 professional parties                                            69.2            364.7
Securities owned, at market value                               227.2            393.7
Not readily marketable financial instruments                      0.1              0.1
Loans receivable                                                 11.9             11.9
Stock borrowed                                                1,445.4          1,102.1
Memberships in exchanges:
  Owned, at cost (market value of  EUR  12.1 and
   EUR 20.6, respectively)                                       13.3             18.1
  Contributed by members, at market value                         9.5             21.0
Deferred tax assets, net                                          6.0                -
Property and equipment, net                                       5.9              8.4
Goodwill, net                                                    59.4            141.9
Other intangible assets, net                                    208.1            266.7
Held-for-sale assets                                            417.7            501.1
Other assets                                                     39.9             29.4
                                                         -------------     ------------

Total assets                                          EUR     2,762.7   EUR    3,152.1
                                                         =============     ============

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
 Short-term borrowings                                EUR        60.3   EUR       28.4
 Payable to clearing organizations and
  professional parties                                           10.0             40.2
 Securities sold, not yet purchased, at market
  value                                                         231.6            651.1
 Stock loaned                                                 1,444.1          1,126.6
 Current taxes payable                                            7.8             20.8
 Accounts payable, accrued expenses, and other
  liabilities                                                    26.0             22.3
 Held-for-sale liabilities                                      403.5            473.1
 Provision for NYSE/SEC investigation                            45.7                -
 Deferred tax liabilities, net                                    2.8             11.5
 Notes payable                                                    6.9              7.3
 Capital subject to mandatory redemption                         17.4                -
Subordinated borrowings:
    Subordinated notes                                          149.0            197.3
    Memberships in exchanges, contributed by
    members, at market value                                      9.5             21.0
Minority interest
Shareholders' equity:                                               -             29.2
 Financing Preferred A shares, EUR  0.60 par
  value, authorized 1,200,000 shares, issued and
  outstanding 251,000 shares                                      0.1              0.1
 Financing Preferred B shares, EUR  0.60 par
  value, authorized 1,200,000 shares, issued and
  outstanding 391,304 shares                                      0.3              0.3
 Common shares, EUR  0.08 par value, authorized
  54,000,000 shares, issued and outstanding
  38,419,282 shares                                               3.1              3.1
 Treasury stock, 882,182 shares                                  (8.1)               -
 Additional paid-in capital                                     277.1            272.3
 Retained earnings                                              189.1            275.1
 Accumulated other comprehensive income                        (113.5)           (27.6)
                                                         -------------     ------------
Total shareholders' equity                            EUR       348.1   EUR      523.3
                                                         -------------     ------------


Total liabilities and shareholders' equity            EUR     2,762.7   EUR    3,152.1
                                                         =============     ============

   The accompanying notes are an integral part of these financial statements


                           Van der Moolen Holding N.V.
                        Consolidated Statements of Income
                    (in EUR millions, except per share data)



                                                                                 Year Ended December 31,
                                                                   ---------------------------------------------------
                                                                      2003                2002               2001
                                                                   ------------        ------------       ------------
Revenues

  Specialist activities                                          EUR     101.3   EUR         226.1   EUR        236.0
  Proprietary trading/market making activities                            25.2                50.5               66.5
  Commission income                                                       28.1                35.0               38.5
  Net interest income from stock lending activities                        3.4                 4.2                5.1
                                                                   ------------        ------------       ------------

Total revenues                                                 EUR       158.0   EUR         315.8   EUR        346.1
                                                                   ------------        ------------       ------------
Expenses:
  Exchange, clearing and brokerage fees                                   25.9                37.1               29.6
  Employee compensation and benefits                                      44.7                82.0               90.7
  Lease of exchange memberships                                           14.0                16.7               13.1
  Information and communication                                            3.7                 5.0                5.1
  General and administrative expenses                                     12.5                20.6               29.7
  Depreciation and amortization                                            9.1                11.0               22.2
  Provision for NYSE/SEC investigation                                    45.7                   -                  -
  Impairment of intangible fixed assets                                   52.6                13.4                  -
  Impairment of other assets                                               0.9                   -                  -
                                                                   ------------        ------------       ------------

Total expenses                                                 EUR       209.1   EUR         185.8   EUR        190.4
                                                                   ------------        ------------       ------------

  (Loss)/ income from continuing operations                    EUR       (51.1)  EUR         130.0   EUR        155.7
                                                                   ------------        ------------       ------------

  Income/ (loss) from associates                                             -                 0.3               (0.1)
  Gain on disposal of long-term investments and associates                 0.9                 0.4               29.8
  Interest expense, net                                                   (9.7)              (13.7)             (10.3)
  Interest expense, capital subject to mandatory
  redemption, net                                                         (2.4)                  -                  -
  Other income                                                             6.1                 5.2                7.8
                                                                   ------------        ------------       ------------

 (Loss)/ income from continuing operations before
  income taxes                                                 EUR      (56.2)   EUR         122.2   EUR        182.8
  Provision for income taxes                                              15.7               (38.4)             (46.7)
  Minority interest                                                          -               (35.3)             (34.4)
                                                                   ------------        ------------       ------------

Net (loss)/ income from continuing operations                  EUR       (40.5)  EUR          48.5   EUR        101.7
                                                                   ------------        ------------       ------------
Loss from discontinued operations before income taxes                    (27.6)              (36.3)             (23.6)
Provision for income taxes relating to discontinued operations             9.5                13.7                6.9
Minority interest                                                            -                 4.2                7.1
                                                                   ------------        ------------       ------------

Net loss from discontinued operations                          EUR       (18.1)  EUR         (18.4)  EUR         (9.6)
                                                                   ------------        ------------       ------------

Net (loss)/ income                                             EUR       (58.6)  EUR          30.1   EUR         92.1
                                                                   ------------        ------------       ------------

Financing preferred shares dividends                                         -                (2.9)              (2.9)
Net (loss)/ income attributable to common shareholders         EUR       (58.6)  EUR          27.2   EUR         89.2


Weighted average number of common shares outstanding                37,797,329          38,388,043         38,139,964
Basic earnings per share from continuing operations            EUR       (1.07)  EUR          1.19   EUR         2.59
Diluted earnings per share from continuing operations          EUR       (1.07)  EUR          1.18   EUR         2.57
Basic earnings per share from discontinued operations          EUR       (0.48)  EUR         (0.48)  EUR        (0.25)
Diluted earnings per share from discontinued operations        EUR       (0.48)  EUR         (0.47)  EUR        (0.25)
Basic earnings per share                                       EUR       (1.55)  EUR          0.71   EUR         2.34
Diluted earnings per share                                     EUR       (1.55)  EUR          0.71   EUR         2.32

   The accompanying notes are an integral part of these financial statements.

                           Van der Moolen Holding N.V.
                 Consolidated Statements of Comprehensive Income
                                (in EUR millions)



                                                                       Year Ended December 31,
                                                         ----------------------------------------------------
                                                             2003                 2002                2001
                                                         ----------           -----------         -----------


Net (loss)/ income                                    EUR    (58.6)    EUR          30.1    EUR         92.1
Other comprehensive income:
  Foreign currency translation, net of tax                   (85.9)                (97.1)               20.3
                                                         ----------           -----------         -----------

Comprehensive (loss)/ income                          EUR   (144.5)    EUR         (67.0)   EUR        112.4
                                                         ==========           ===========         ===========

Foreign currency translation includes taxation in the amount of EUR 5.8 million, EUR 6.9 million and EUR (1.3) million for the years ended
December 31, 2003, 2002 and 2001, respectively. For the year ended December 31, 2003, foreign currency translation, net of tax, in the amount of EUR (52.4) million related to long-term financing advances (2002: EUR (62.2) million and 2001: EUR 11.1 million).

   The accompanying notes are an integral part of these financial statements.

                           Van der Moolen Holding N.V.
                      Consolidated Statements of Cash Flows
                                (in EUR millions)


                                                                              Year Ended December 31,
                                                                      ----------------------------------------
                                                                           2003           2002           2001
                                                                      ----------------------------------------
Cash flows from operating activities:
Net (loss)/income                                                  EUR    (58.6)    EUR   30.1     EUR   92.1
Adjustments of non-cash items to reconcile net (loss) income to net cash used in operating activities:
 Depreciation and amortization                                              9.9           12.0           22.7
 Impairment of intangible fixed assets                                     71.2           33.7              -
 Impairment of other assets                                                 1.6              -              -
 Provision for NYSE/SEC investigation                                      45.7              -              -
 Amortization of deferred gain on swaps                                    (2.0)             -              -
 Deferred tax (benefit) expense, net                                      (13.1)          (3.3)           5.3
 Compensation expense related to stock-based compensation                   4.7            5.5            5.0
 Pensions                                                                  (0.1)           0.8           (1.5)
 Gain on disposal of long-term investments and associates                  (0.9)          (0.4)         (29.8)
 Interest expense, capital subject to mandatory redemption                  1.9              -              -
 Minority interest                                                            -           31.1           27.3
Change in assets and liabilities net of effects from purchase of subsidiaries:
 Cash segregated under federal and other regulations                          -            0.6           (0.1)
 Receivable from clearing organizations and professional parties          304.6          333.2         (587.6)
 Securities owned, net                                                    147.7          274.2         (372.7)
 Loans receivable                                                             -            7.8            6.1
 Stock borrowed                                                          (343.3)         582.9         (215.4)
 Other assets                                                             (24.7)          13.3          (18.8)
 Not readily marketable financial instruments                                 -            0.1            6.2
 Payable to clearing organizations and professional parties               (30.8)         (82.7)          81.6
 Securities sold, not yet purchased                                      (424.4)        (442.7)         845.2
 Stock loaned                                                             317.5         (564.0)         243.9
 Current taxes payable                                                     (5.4)           1.1          (20.3)
 Accounts payable, accrued expenses and other liabilities                  (5.2)         (36.1)         (35.8)
                                                                      ----------       --------       --------
Net cash (used in) provided by operating activities                EUR     (3.7)    EUR  197.2     EUR   53.4
                                                                      ----------       --------       --------

Cash flows from investing activities:
Purchase of property and equipment, net                                    (1.4)          (2.2)          (5.2)
Payment for purchase of subsidiaries, net of cash acquired                    -          (63.8)        (153.8)
Securities purchased under agreements to resell, net                          -           11.3          145.1
Disposals of investments, net                                               2.9            1.9           55.0
Sale of exchange memberships                                                0.3              -              -
                                                                      ----------       --------       --------
Net cash provided by (used in) investing activities                EUR      1.8     EUR  (52.8)    EUR   41.1
                                                                      ----------       --------       --------

Cash flows from financing activities:
Capital subject to mandatory redemption, distributions net of
 capital contributions                                                     (9.1)             -              -
Minority interest, distributions net of capital contributions                 -          (27.8)         (23.0)
Securities purchased under agreements to resell, net                       62.5         (244.9)             -
Securities sold under agreements to repurchase, net                       (51.8)         275.1              -
Net increase (decrease) in short-term borrowings                           18.9           (4.2)          40.2
(Payments) proceeds of notes payable, net                                  (0.4)         (62.3)          52.1
Proceeds of subordinated notes                                                -           46.2          148.5
Payments of subordinated notes                                             (7.2)          (8.0)         (42.1)
Proceeds from termination of interest rate swaps                           13.6              -              -
Issuance of shares                                                            -            2.7            8.2
Purchase of treasury shares                                                (8.1)             -              -
Dividend paid                                                             (30.2)         (22.7)         (58.8)
Other financing activities, net                                               -           (0.2)          (1.8)
                                                                      ----------       --------       --------
Net cash (used in) provided by financing activities                EUR    (11.8)    EUR  (46.1)    EUR  123.3
                                                                      ----------       --------       --------
Effects of exchange rate differences                                      (58.6)         (56.6)           9.0
                                                                      ----------       --------       --------
Net change in cash and cash equivalents                            EUR    (72.3)    EUR   41.7     EUR  226.8
Cash and cash equivalents at beginning of the year including
 held-for-sale assets                                                     334.0          292.3           65.5
                                                                      ----------       --------       --------
Cash and cash equivalents at end of the year including
 held-for-sale assets                                              EUR    261.7     EUR  334.0     EUR  292.3
Cash and cash equivalents at end of the year included in
 held-for-sale assets                                                     (12.6)         (41.0)             -
                                                                      ----------       --------       --------
Cash and cash equivalents at end of the year                       EUR    249.1     EUR  293.0          292.3
                                                                      ==========       ========       ========
Supplemental information:
Cash paid for
Interest  (excluding interest on capital subject to mandatory
 redemption)                                                       EUR     30.9     EUR   38.3     EUR   71.3
Income taxes                                                       EUR     17.3     EUR   23.6     EUR   47.0

    The accompanying notes are an integral part of these financial statements

                           Van der Moolen Holding N.V.
           Consolidated Statements of Changes in Shareholders' Equity
                             As of December 31, 2003
                  (in thousands of EUR, except per share data)

                                                                      Capital stock
                                                     -----------------------------------------------
                                                            Preference                  Common              Treasury
                                                       Shares    Amounts         Shares      Amounts    Shares     Amounts
                                                     ----------------------------------------------------------------------
 Balance at Jan. 1, 2003                                642,304  EUR     385   38,419,282  EUR   3,074        -           -
 Net loss                                                     -            -            -            -        -           -
 Dividends on common shares of EUR 0.72 per share             -            -            -            -        -           -
 Purchase of common shares (Treasury shares)                  -            -            -            -  882,182  EUR  (8,070)
 Foreign currency translation adjustments                     -            -            -            -        -            -
 Stock options compensation expense                           -            -            -            -        -            -
 Other                                                        -            -            -            -        -            -
                                                     -----------------------------------------------------------------------
 Balance at Dec. 31, 2003                               642,304  EUR     385   38,419,282  EUR   3,074  882,182  EUR  (8,070)
                                                     =======================================================================


                                                                                 Accumulated
                                                     Additional                    Other                  Total
                                                      Paid -in    Retained      Comprehensive         Shareholders'
                                                       Capital    Earnings          Income               Equity
                                                     --------------------------------------------------------------
 Balance at Jan. 1, 2003                            EUR 272,367 EUR  275,092    EUR    (27,612)        EUR  523,306
 Net loss                                                     -      (58,638)                -              (58,638)
 Dividends on common shares of EUR  0.72 per share            -      (27,277)                -              (27,277)
 Purchase of common shares (Treasury shares)                  -            -                 -               (8,070)
 Foreign currency translation adjustments                     -            -           (85,885)             (85,885)
 Stock options compensation expense                       4,708            -                 -                4,708
 Other                                                        -          (29)                -                  (29)
                                                    ---------------------------------------------------------------
 Balance at Dec. 31, 2003                           EUR 277,075  EUR 189,148    EUR   (113,497)        EUR  348,115
                                                    ===============================================================


   The accompanying notes are an integral part of these financial statements.

                          Van der Moolen Holding N.V.
           Consolidated Statements of Changes in Shareholders' Equity
                            As of December 31, 2002
                  (in thousands of EUR, except per share data)



                                                                                       Capital stock
                                                                   -----------------------------------------------------
                                                                          Preference                   Common
                                                                      Shares      Amounts       Shares       Amounts
                                                                   -----------------------------------------------------

 Balance at Jan. 1, 2002                                               632,304      EUR 379    37,502,455    EUR   3,000
 Net Income                                                                  -            -             -              -
 Dividends on financing preferred A shares of  EUR  2.70 per share           -            -             -              -
 Dividends on financing preferred B shares of 5.52%                          -            -             -              -
 Dividends on common shares of EUR  1.10 per share                           -            -             -              -
 Issuance of financing preferred A shares                               10,000            6             -              -
 Issuance of stock dividend                                                  -            -       784,973             63
 Issuance of common shares through exercise of stock options                 -            -       131,854             11
 Foreign currency translation adjustments                                    -            -             -              -
 Stock options compensation expense                                          -            -             -              -
 Other                                                                       -            -             -              -
                                                                   -----------------------------------------------------

 Balance at Dec. 31, 2002                                              642,304      EUR 385    38,419,282    EUR   3,074
                                                                   =====================================================


                                                                                              Accumulated
                                                                    Additional                   Other         Total
                                                                     Paid -in    Retained    Comprehensive Shareholders'
                                                                     Capital     Earnings       Income        Equity
                                                                   -----------------------------------------------------

 Balance at Jan. 1, 2002                                           EUR 242,832  EUR 289,294   EUR  69,512  EUR 605,017
 Net Income                                                                  -       30,068             -       30,068
 Dividends on financing preferred A shares of  EUR  2.70 per share           -         (660)            -         (660)
 Dividends on financing preferred B shares of 5.52%                          -       (2,255)            -       (2,255)
 Dividends on common shares of EUR  1.10 per share                           -      (19,784)            -      (19,784)
 Issuance of financing preferred A shares                                  568            -             -          574
 Issuance of stock dividend                                             21,508      (21,571)            -            -
 Issuance of common shares through exercise of stock options             2,140            -             -        2,151
 Foreign currency translation adjustments                                    -            -       (97,124)     (97,124)
 Stock options compensation expense                                      5,500            -             -        5,500
 Other                                                                    (181)           -             -         (181)
                                                                   -----------------------------------------------------

 Balance at Dec. 31, 2002                                          EUR 272,367  EUR 275,092   EUR (27,612) EUR 523,306
                                                                   =====================================================


   The accompanying notes are an integral part of these financial statements.

                           Van der Moolen Holding N.V.
           Consolidated Statements of Changes in Shareholders' Equity
                             As of December 31, 2001
                  (in thousands of EUR, except per share data)


                                                                                       Capital stock
                                                                   -----------------------------------------------------
                                                                            Preference                  Common
                                                                        Shares       Amounts       Shares      Amounts
                                                                   -----------------------------------------------------
 Balance at Jan. 1, 2001                                                   627,304     EUR  355   37,061,811   EUR 2,804
 Net Income                                                                      -            -            -           -
 Dividends on financing preferred A shares of  EUR  2.70 per share               -            -            -           -
 Dividends on financing preferred B shares of 5.52%                              -            -            -           -
 Dividends on common shares of EUR  1.50 per share                               -            -            -           -
 Issuance of financing preferred A shares                                    5,000            3            -           -
 Change in par value of shares                                                   -           21            -         161
 Issuance of common shares through exercise of stock options                     -            -      440,644          35
 Foreign currency translation adjustments                                        -            -            -           -
 Taxes on offering proceeds                                                      -            -            -           -
 Stock options compensation expense                                              -            -            -           -
 Change in unrealized holding gains/losses on available for sale
  securities, net of tax                                                         -            -            -           -
                                                                   -----------------------------------------------------

 Balance at Dec. 31, 2001                                                  632,304     EUR  379   37,502,455   EUR 3,000
                                                                   =====================================================



                                                                                              Accumulated
                                                                     Additional                  Other         Total
                                                                      Paid -in     Retained  Comprehensive Shareholders'
                                                                      Capital      Earnings      Income       Equity
                                                                   -----------------------------------------------------

 Balance at Jan. 1, 2001                                           EUR   229,851  EUR 257,803   EUR   46,588 EUR 537,401
 Net Income                                                                    -       92,142              -      92,142
 Dividends on financing preferred A shares of  EUR  2.70 per share             -         (645)             -        (645)
 Dividends on financing preferred B shares of 5.52%                            -       (2,255)             -      (2,255)
 Dividends on common shares of EUR  1.50 per share                             -      (56,017)             -     (56,017)
 Issuance of financing preferred A shares                                    221           -               -         224
 Change in par value of shares                                              (182)          -               -           -
 Issuance of common shares through exercise of stock options               7,972           -               -       8,007
 Foreign currency translation adjustments                                      -           -          20,350      20,350
 Taxes on offering proceeds                                                  (46)      (1,734)             -      (1,780)
 Stock options compensation expense                                        5,016            -              -       5,016
 Change in unrealized holding gains/losses on available for sale
  securities, net of tax                                                       -            -          2,574       2,574
                                                                   ------------------------------------------------------

 Balance at Dec. 31, 2001                                          EUR   242,832  EUR 289,294   EUR   69,512 EUR 605,017
                                                                   ======================================================


   The accompanying notes are an integral part of these financial statements.

Van der Moolen Holding N.V.
Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

1. Organization and Nature of Business

Van der Moolen Holding N.V. and subsidiaries (collectively the "Company") is a specialist, market maker and proprietary trader in securities markets on the New York Stock Exchange ("NYSE"), Euronext, London Stock Exchange, Deutsche Borse, Swiss Exchanges, Borsa Italiana, London International Financial Futures and Options Exchange, and the Chicago Board Options Exchange. The Company trades equities, equity options, equity index options and bonds. Van der Moolen Holding N.V. is headquartered in Amsterdam.

2. Significant Accounting Policies

Basis of Presentation

The accounting and reporting principles of the Company conform with accounting principles generally accepted in the United States of America ("US GAAP").

All amounts included in these financial statements are stated in millions of euros, unless otherwise indicated.

The following is a summary of the significant accounting policies of the Company.

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities as of December 31, 2003, and the reported amounts of revenues and expenses during the year then ended. Actual results could differ from these estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned and majority-owned subsidiaries. Equity investments with a 20% to 50% ownership interest are accounted for using the equity method of accounting and are reported in other assets. The Company's proportional share of earnings and losses related to these investments is included in Income from associates. All significant intercompany accounts and transactions have been eliminated upon consolidation.

Reclassifications

Certain amounts in the prior years consolidated statements have been reclassified to be consistent with current year's presentation.

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

Foreign currency transactions are accounted for at the exchange rates prevailing on the dates of the transactions; gains and losses arising from such transactions are included in Other income in the Consolidated Statement of Income.

Currency translation gains or losses on long-term financing advances to foreign subsidiaries, net of taxation, are charged or credited to Accumulated Other Comprehensive Income.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with short-term maturities. The carrying amounts of such cash equivalents approximate to their fair value due to the short-term nature of these instruments. Cash and cash equivalents include large balances, which are used for purposes of collateralizing positions and meeting regulatory or exchange requirements. The unused portion is EUR 11 million as of December 31, 2003 (December 31, 2002:
EUR 50 million). Cash and cash equivalents are offset for balances with the same counterparty covered under legally enforceable rights to set off.

Securities Purchased under Agreement to Resell and Securities Sold under Agreements to Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase are accounted for as collateralized financing transactions and are recorded at amounts at which the securities were acquired or sold plus accrued interest. The Company minimizes the credit risk associated with these transactions by monitoring its aggregate credit exposure to each counterparty and by monitoring collateral value and requiring the counterparty to deposit additional collateral when deemed necessary. The market value of securities received for securities purchased under agreement to resell at December 31, 2003 approximated 97.8% of cash paid (December 31, 2002: 97.9% of cash paid). The market value of securities delivered for securities sold under agreements to repurchase at December 31, 2003 approximated 101.8% of cash received (December 31, 2002: 103.2% of cash received). At December 31, 2003, the market value of the collateral received by the Company under these agreements that was used to settle short positions amounted to EUR 178.5 million. All the Securities Purchased under Agreement to Resell and Securities Sold under Agreements to Repurchase were generated by Van der Moolen UK Limited and they are presented in Held-for-sale assets and Held-for-sale liabilities, respectively in the Consolidated Statement of Financial Condition. Note 3 provides details of the major classes of assets and liabilities in Held-for-sale assets and Held-for-sale liabilities.

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

Loans Receivable

Loans receivable are reported at the principal amount outstanding, adjusted for any allowances. Interest on loans is accrued at the contractual rate and credited to income based on the principal amount outstanding.

Stock Borrowed and Stock Loaned

Stock borrowed and stock loaned for which cash is deposited or received are treated as a collateralized financing transactions and are recorded at contract amount. Stock borrowed transactions require the Company to deposit cash collateral with the lender. With respect to stock loaned, the Company receives collateral in cash in an amount generally in excess of the market value of the stock loaned. The Company monitors the market value of stock borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. At December 31, 2003, the Company had stock borrowed from one counterparty representing approximately 17% of the total stock borrowed recorded on the Consolidated Statement of Financial Condition. Revenues and expenses from these activities are netted and presented as Net interest income from stock lending activities.

At December 31, 2003, the market value of collateral received by the Company that can be sold or repledged totaled EUR 1,391.9 million. Such collateral is generally obtained under resale and securities borrowing agreements. Of this collateral, EUR 1,383.2 million has been repledged, generally as collateral under stock loan agreements or to cover short sales and consists primarily of common stocks.

Exchange Memberships

Exchange memberships owned by the Company are recorded at cost. Additionally, eight exchange memberships have been contributed for use by the Company by members of the Company's subsidiary VDM Specialists (December 31, 2002: eleven seats). These memberships are subordinated to claims of the general creditors of VDM Specialists and are carried at market value with corresponding amounts recorded as subordinated liabilities. The Company is required to pay annual fees in relation to these exchange memberships, which have been charged to expense in the Consolidated Statement of Income.

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

The estimated useful lives of property and equipment are as follows:

        Real Estate                                 40 years
        Office Equipment, Furniture and Fixtures    2-10 years
        Company Cars                                3-5 years

All leases entered into by the Company qualify as operating leases. Payments made under operating leases are charged to income on a straight-line basis over the periods of the leases.

Goodwill and Other Intangible Assets

Goodwill arising from business combinations accounted for under the purchase method was amortized on a straight-line basis over 15 years until December 31, 2001. With the adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", effective January 1, 2002 and for acquisitions subsequent to January 1, 2001, goodwill and intangible assets with an indefinite useful life are no longer amortized, goodwill is tested for impairment at the reporting unit level (which is generally an operating segment or one reporting level below) at least annually, and intangible assets deemed to have an indefinite life are tested for impairment at least annually as well or when events and circumstances indicate impairment testing may be necessary. The Company has defined all its operational subsidiaries as being separate reporting units for purposes of SFAS No. 142. Goodwill is allocated to the reporting units at the date of acquisition.

The impairment test involves a two-step process;

Step 1: The fair value of the Company's reporting units is compared to the carrying value, including goodwill, of each of those units. For each reporting unit where the carrying value, including goodwill, exceeds the unit's fair value, the review moves on to step 2. If a unit's fair value exceeds the carrying value, no further work is performed and no impairment charge is necessary.

Step 2: The fair value of the Company's reporting unit is allocated to its identifiable tangible and non-goodwill intangible assets and liabilities. This will derive an implied fair value for the reporting unit's goodwill. The implied fair value of the reporting unit's goodwill is then compared with the carrying amount of the reporting unit's goodwill. If the carrying amount of the reporting unit's goodwill is greater than the implied fair value of its goodwill, an impairment loss must be recognized for the excess amount.

Other intangible assets consist of specialist stock lists acquired in connection with certain business combinations and are amortized on a straight-line basis over 40 years. The fair value of the specialist stock lists at the date of acquisition used for purchase price allocation and the determination of the useful lives were determined based on independent appraisals. The useful lives are determined based upon analysis of historical turnover characteristics of the specialist stocks. The Company periodically evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life may warrant revision or that the remaining balance may not be recoverable. When factors indicate that intangible assets should be evaluated for possible impairment, the Company uses an estimate of undiscounted projected cash flows over the remaining life in order to measure whether the assets are recoverable.

Other Assets

Other assets include investments accounted for under the equity method and other receivables.

Short-term Borrowings

Short-term borrowings comprise bank overdrafts with financial institutions and clearing organizations. These borrowings are interest bearing at prevailing market rates.

Minority Interest

Minority interest in the Consolidated Statement of Financial Condition is comprised of the share in the capital of the Company's majority owned subsidiaries held by minority partners. These minority interests are related to VDM Specialists USA, LLC and Cohen, Duffy, McGowan, LLC ("LLCs"). In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The Company has determined that its minority members' capital in VDM Specialists USA, LLC and Cohen, Duffy, McGowan, LLC, which have the same characteristics and rights as members' equity contributed by the Company, is a mandatorily redeemable financial instrument as defined by SFAS No. 150 because they are redeemable upon the death of a minority interest holder, an event certain to occur. Consequently, under SFAS No. 150, the minority members' capital should be classified as a liability. The Company adopted SFAS No. 150 as from January 1, 2003 and as of this date presents its minority interest as Capital subject to mandatory redemption in the Consolidated Statement of Financial Condition. As from and including the year ended December 31, 2003, all income distributable to the Company's minority members is recorded as interest expense; any net loss as a reduction of interest expense. Prior year amounts have not been reclassified, except that interest on minority members' capital contributions previously reported in 2001 and 2002 as a component of Employee compensation and benefits has been reclassified to minority interest in the Consolidated Statement of Income.

Specialist Activities

Revenues from specialist activities consist primarily of net trading income from principal transactions in securities for which the Company acts as specialist. The net gain on principal transactions represents trading gains net of trading losses and are earned by the Company when it acts as principal buying and selling its specialist stocks. These revenues are primarily affected by the total number of specialist stocks for which the Company acts as specialist, as well as changes in share volume and fluctuations in the price of the specialist stocks.

Securities transactions in regular-way trades are recorded on the trade date, as if they had settled. The profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Proprietary trading/ market making activities

Revenues from proprietary trading/market making activities consist primarily of net trading income earned by the Company when trading as principal in competition with other traders. Similar to specialist activities, net trading income from proprietary trading/market making activities represents trading gains net of trading losses. The profit and loss arising from all transactions entered into for the account and risk of the Company are recorded on a trade date basis. A proprietary trader/market maker trades for its own account at its own risk, similar to a specialist, and thus performs a similar function of providing liquidity to the market. However, in contrast to a specialist, this function is fulfilled in competition with others, and the activities do not in principle generate any commissions.

Commission Income

Commission income is recognized on settlement date basis, which is not significantly different from trade date. Commission income mainly arises from the specialist activities performed by VDM Specialists USA, LLC on the New York Stock Exchange.

Net Interest Income from Stock Lending Activities

Net interest income from stock lending activities represents interest earned net of interest paid in connection with the stock lending activities that are carried out by VDM Specialists USA, LLC. VDM Specialists USA, LLC engages in stock lending and borrowing as a service to other market participants that may require such stocks in order to assure delivery of stock to their own counterparties. Interest income earned was EUR 16.5 million, EUR 23.9 million and EUR 40.3 million for the years ended December 31, 2003, 2002 and 2001, respectively. Interest expense was EUR 13.1 million, EUR 19.7 million and EUR 35.2 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Other Income

Other income is mainly comprised of foreign currency gains and losses, and net gains and losses arising on foreign currency option contracts (2003: gain of EUR 2.4 million; 2002 and 2001: nil).

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109. "Accounting for Income Taxes" ("SFAS 109"), which requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and tax bases of its assets and liabilities. The Company's deferred tax assets and liabilities are presented separately on the face of the balance sheet. Currently enacted tax rates are used to determine the deferred income tax.

Stock Based Compensation

The Company has adopted SFAS No. 123, "Accounting for Stock-based Compensation" ("SFAS 123") in the year ended December 31, 1999. Under SFAS 123, a stock compensation expense is calculated using the fair value method. The related expense has been included in Employee compensation and benefits in the Consolidated Statement of Income with a corresponding contribution to Additional Paid-in Capital.

Earnings Per Share

Earnings per share ("EPS") is computed in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"). Basic EPS is calculated by dividing net earnings by the weighted average number of common shares outstanding (excluding treasury stock). Diluted EPS includes the determinants of basic EPS and, in addition, reflects the dilutive effect of the common shares deliverable pursuant to stock options and warrants.

Derivative Financial Instruments

On January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," ("SFAS 133") as amended. SFAS 133 establishes accounting and reporting standards for derivative instruments. It requires that an entity recognize all derivatives as either assets or liabilities in the Consolidated Statements of Financial Condition and measure those instruments at fair value. The accounting for changes in the fair value of a derivative instrument depends on its intended use and the resulting designation. If a derivative is designated as a qualifying fair value hedge, all changes in the fair value of the derivative and changes in the fair value of the hedged item that relate to the hedged risk are recognized in earnings. The Company has interest rate swaps that qualify as fair value hedges of interest bearing borrowings. These interest rate swaps are accounted for under the short-cut method. Gains and losses from the early termination of interest rate swaps that qualify as fair value hedges are deferred over the remaining term of the related debt. If the derivative is designated as a qualifying cash flow hedge, the effective portion of the change in the fair value of the derivative is recorded in Accumulated Other Comprehensive Income and recognized in the Consolidated Statements of Income when the hedged item affects earnings. The ineffective portion of cash flow hedges is immediately recognized in the Consolidated Statements of Income.

Derivative financial instruments used for trading purposes are carried at market value. If market prices are not readily available, fair value is utilized. Market value for exchange-traded derivatives, principally futures and certain options, is based on quoted market prices. Fair value of over-the-counter (`OTC') derivative instruments, principally forwards and OTC options, are based on pricing models intended to approximate the amounts that would be received from or paid to a third party in settlement of the contracts. The gains or losses on derivatives used for trading purposes are included in revenues from specialist and proprietary trading activities.

During 2003, the Company purchased foreign currency option contracts to reduce the Company's exposure to foreign currency fluctuations. These contracts are carried at market value. Gains and losses on purchased foreign currency option contracts are recognized in the Consolidated Statements of Income as Other Income.

New Accounting Pronouncements

As described above, effective January 1, 2003, the Company adopted SFAS No. 150.

In April 2003, the FASB issued Statement of Financial Standards ("SFAS") No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments by requiring that contracts with comparable characteristics be accounted for similarly and by clarifying when a derivative contains a financing component that warrants special reporting in the Consolidated Statement of Cash Flows. The guidance in SFAS 149 was effective prospectively for contracts entered into or modified and for hedging relationships designated after June 30, 2003. The adoption of this statement had no effect on the Company's Consolidated Statement of Financial Condition or Consolidated Statement of Income.

In December 2003, the FASB issued FASB Interpretation ("FIN") No. 46 (R), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" and an interpretation of FIN 46, "Consolidation of Variable Interest Entities". FIN 46 (R) requires a company to consolidate a variable interest entity ("VIE") if the company has a variable interest that give it a majority of the expected losses or a majority of the expected residual returns or both of the entity. FIN 46 (R) is effective no later than the end of the first reporting period that ends after March 15, 2004. The Company is in the process of evaluating the impact of applying FIN 46 (R) and has not yet completed its analysis. However, the Company does not currently believe it has any significant variable interests in any variable interest entities.

In December 2003, SFAS 132 (revised), "Employers' Disclosures about Pensions and Other Postretirement Benefits" ("SFAS 132 (R)") was issued. SFAS 132 (R) prescribes employers' disclosures about pension plans and other postretirement benefit plans; it does not change the measurement or recognition of those plans. The Statement retains and revises the disclosure requirements contained in the original Statement 132. It also requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The Statement generally is effective for fiscal years ending after December 15, 2003. The Company's disclosures in Note 15 incorporate the requirements of SFAS 132 (R).

3. Significant Acquisitions and Dispositions

Acquisitions

During the years ended December 31, 2001 and 2002, the Company expanded its specialist activities and proprietary trading activities in the United States of America through the acquisition of several businesses. These acquisitions were accounted for using the purchase method and were all cash transactions. The basis of the individual assets and liabilities acquired is the fair value at the date of acquisition. Any purchase price in excess of the fair value of assets and liabilities acquired is recorded as goodwill. The Company's share of operating results of the acquired companies is included in the Consolidated Statement of Income from the effective date of the acquisition.

On July 11, 2001 the Company acquired a 51% share of Cohen, Duffy, McGowan & Co. LLC, a specialist and proprietary trader active in equity options traded on the American Stock Exchange, as well as a 24.9% interest in the broker-dealer entity Cohen, Duffy, McGowan Specialists, LLC, for an aggregate consideration of $ 59.5 million (EUR 69.5 million), of which $ 9.8 million (EUR 11.5 million) was recorded as identifiable intangible assets and $ 35.2 million (EUR 41.1 million) as goodwill.

On August 1, 2001 the Company acquired a 75% interest in NYSE specialist Scavone, McKenna, Cloud & Co., LLC for total aggregate consideration of $ 49.6 million (EUR 56.7 million) and a 75% interest in the NYSE specialist Stern & Kennedy for a total aggregate consideration of $ 26.2 million (EUR 29.9 million). The combined purchase price of these acquisitions was $ 75.8 million (EUR 86.6 million), of which $ 57.6 million (EUR 65.8 million) was recorded as identifiable intangible assets and $ 8.9 million (EUR 10.1 million) as goodwill. Also on August 1, 2001 the two companies were merged into VDM Specialists USA, LLC.

On October 1, 2001 the Company acquired the remaining 17% interest in Van der Moolen Options USA, LLC for a total consideration of $ 1.8 million (EUR 2.0 million), of which $ 0.9 million (EUR 1 million) was recorded as goodwill.

On March 1, 2002 the Company acquired a 75% interest in NYSE specialist Lyden, Dolan, Nick & Co., LLC for a total aggregate consideration of $ 54.7 million (EUR 63.2 million) of which $ 28.2 million (EUR 32.6 million) was recorded as identifiable intangible assets and $ 25.0 million (EUR 28.9 million) as goodwill. Also on March 1, 2002, Lyden, Dolan, Nick was merged into VDM Specialists USA, LLC.

The unaudited proforma information for the Company as if each acquisition had occurred on January 1 of each year prior to the year of acquisition (excluding the impact on the 2001 proforma figures of the discontinued operations of Cohen, Duffy, McGowan), is as follows:


                                                    ---------------------------------------
                                                            Year ended December, 31
                                                    ---------------------------------------
                                                         2002                     2001
                                                    ---------------------------------------
                                                    (in EUR millions, except per share data)
Total revenues from continuing operations           EUR    320.8              EUR   393.9
Net income from continuing operations               EUR     49.3              EUR   109.5
Earnings per share from continuing operations       EUR     1.21              EUR    2.79
                                                    ============              ===========

On August 1, 2003, following the departure of two minority members, the Company acquired an additional 14.543% interest in Cohen, Duffy, McGowan, LLC for a consideration of $ 0.6 million (EUR 0.6 million). The balance sheet and results of this entity were already consolidated as a consequence of the acquisition made in 2001.

Dispositions

On July 6, 2001, the Company sold its equity interest in Euronext N.V. in connection with its initial public offering for EUR 41.0 million, as a result of which it realized a net gain of EUR 29.8 million. This gain was recorded as a Gain on disposal of long-term investments and associates in the Consolidated Statement of Income for the year ended December 31, 2001.

The Company disposed of its ownership interest in Sputz A.G. during the year 2001. Consideration for the sale was an amount of EUR 14.0 million. In connection with this disposal, the Company wrote-off goodwill amounting to EUR 3.0 million during 2001. This amount is included in Depreciation and amortization in the Consolidated Statement of Income in 2001.

In October 2002, the Company disposed of its ownership interest in Midwest Partners, LLC for a consideration of EUR 2.0 million, resulting in a gain of EUR 0.4 million. This gain was recorded as a gain on disposal of long-term investments and associates in the Consolidated Statement of Income for the year ended December 31, 2002.

In the first quarter of 2003, the Company sold its 1% interest in Tullet Plc. for a net profit of EUR 0.9 million. This gain is recorded as a gain on disposal of long-term investments and associates in the Consolidated Statement of Income for the year ended December 31, 2003.

Discontinued operations

On December 17, 2003, the closure of Cohen, Duffy, McGowan, LLC was announced and operations ceased by December 31, 2003. This closure resulted in impairments on intangible and other assets of EUR 19.3 million.

The Amsterdam-based option trading activities executed by Van der Moolen Opties Amsterdam B.V. were discontinued in 2003.

In December 2003, the Company ended the activities of Kenny & Co, LLC.

On January 7, 2004, the Company reached agreement in principle to sell all shares in Van der Moolen UK, Limited to a third party and the sale was completed on April 7, 2004 following approval by the relevant regulatory authorities. The subsidiary was sold for a consideration equal to its book value as of December 31, 2003, being EUR 8.3 million. The assets and liabilities of Van der Moolen UK, Limited are presented as Held-for-sale assets and Held-for-sale liabilities, respectively, in the Statements of Financial Condition.

The results of all discontinued operations have been separately presented on the face of the Statements of Income.

The major classes of assets and liabilities relating to these discontinued operations included in the Statements of Financial Condition as of December 31, 2003 and December 31, 2002 are stated in the table below:


                                                                                      December 31,
                                                                 -------------------------------------------------------
                                                                            2003                        2002
                                                                 -------------------------------------------------------
                                                                                   (in EUR  millions)
                                                                               Discontinued               Discontinued
                                                                 Held-for-sale   operations  Held-for-sale  operations
Cash and cash equivalents                                           EUR   12.6  EUR      0.1  EUR    41.0   EUR    (1.1)
Securities purchased under agreements to resell                          182.4             -        244.9             -
Receivable from clearing organizations and professional parties           24.3           5.2         33.4         179.7
Securities owned, at market value                                        197.0             -        178.2         147.2
Memberships in exchanges owned                                               -             -            -           1.1
Deferred tax assets                                                          -             -          1.1             -
Property and equipment, net                                                0.5             -          0.9           0.2
Goodwill, net                                                                -             -            -          13.5
Other intangible assets, net                                                 -             -            -           9.1
Other assets                                                               0.9             -          1.6           0.5
                                                                 -------------------------------------------------------
Total assets                                                        EUR  417.7  EUR      5.3  EUR   501.1   EUR   350.2
                                                                 -------------------------------------------------------

Short-term borrowings                                               EUR    1.1  EUR      1.8  EUR    14.0   EUR       -
Securities sold under agreements to repurchase                           223.3             -        275.1             -
Payable to clearing organizations and professional parties                28.4             -         29.0           1.7
Securities sold, not yet purchased, at market value                      150.3             -        155.2         312.2
Current taxes payable                                                        -             -         (0.6)            -
Accounts payable, accrued expenses, and other liabilities                  0.4           0.4          0.4           1.6
Minority interest                                                            -             -            -           4.1
                                                                 -------------------------------------------------------
Total liabilities                                                   EUR  403.5  EUR      2.2  EUR   473.1   EUR   319.6
                                                                 -------------------------------------------------------

A breakdown of the results of discontinued operations is given below:


                                                                              Year Ended December 31,
                                                               -----------------------------------------------------
                                                                    2003             2002               2001
                                                               -----------------------------------------------------
                                                                                (in EUR  millions)

Total revenues                                                   EUR      11.1   EUR         6.0      EUR     (11.9)
Expenses:
Exchange, clearing and brokerage fee                                       3.5               5.7                3.4
Employee compensation and benefits                                         8.2               9.3                5.5
Lease of exchange memberships                                              0.7               1.6                1.1
Information and communication                                              1.6               1.6                1.0
General and administrative expenses                                        3.8               2.4                0.1
Depreciation and amortization                                              0.8               1.0                0.5
Impairment of intangible fixed assets                                     18.6              20.3                  -
Impairment of other assets                                                 0.7                 -                  -
                                                               -----------------------------------------------------
Total expenses                                                   EUR      37.9   EUR        41.9      EUR      11.6
                                                               -----------------------------------------------------

Loss from operations                                             EUR     (26.8)  EUR       (35.9)     EUR     (23.5)

Interest expense, net                                                     (0.7)             (0.4)              (0.1)
Interest income, capital subject to mandatory redemption, net              0.5                 -                  -
Other expense                                                             (0.6)                -                  -
                                                               -----------------------------------------------------

Loss from discontinued operations before income taxes            EUR     (27.6)  EUR       (36.3)       EUR   (23.6)
Provision for income taxes                                                 9.5              13.7                6.9
Minority interest                                                            -               4.2                7.1

                                                               -----------------------------------------------------
Net loss from discontinued operations                            EUR     (18.1)  EUR       (18.4)       EUR    (9.6)
                                                               -----------------------------------------------------

Losses incurred from discontinued operations include the abandonment of specialist assignments of EUR 7.4 million; impairment of goodwill of EUR
11.2 million; and the impairment of exchange memberships of EUR 0.7 million.

4. Receivable From and Payable to Clearing Organizations and
Professional Parties

Amounts receivable from and payable to clearing organizations and professional parties at December 31, 2003 and 2002, consist of the following:


                                                                           December 31,
                                            ---------------------------------------------------------------------------
                                                            2003                                 2002
                                            ---------------------------------------------------------------------------
                                                                        (in EUR  millions)
                                                Receivable          Payable          Receivable           Payable
                                            ---------------------------------------------------------------------------
Deposits for securities borrowed/loaned          EUR      1.4        EUR       -       EUR      1.2        EUR       -
Securities failed-to-deliver/receive                     13.5                3.3               20.1                3.5
Commissions receivable                                    2.2                  -                2.5                  -
Payable to clearing organizations and
 professional parties                                       -               35.1                  -               65.7
Receivable from clearing organizations and
 professional parties                                    76.4                  -              374.3                  -
                                            ---------------------------------------------------------------------------
                                                 EUR     93.5        EUR    38.4       EUR    398.1        EUR    69.2
Included in held-for-sale assets and
 liabilities                                            (24.3)             (28.4)             (33.4)             (29.0)
                                            ---------------------------------------------------------------------------
                                                 EUR     69.2        EUR    10.0       EUR    364.7        EUR    40.2
                                            ===========================================================================

Receivables from and payables to clearing organizations and professional parties are offset for balances with the same counterparty covered under legally enforceable rights to set off.

5. Concentrations of Credit Risk/ Financial Instruments

As of December 31, 2003, substantially all of the Company's financial instruments owned, financial instruments sold, not yet purchased, and receivable from and payable to clearing organizations and professional parties are amounts held by or due to its clearing organizations or other professional parties. The Company monitors the credit worthiness of the clearing organizations and other professional parties to mitigate the Company's exposure to credit risk. As of December 31, 2003, cash equivalents in the amount of EUR 237.5 million were held at one financial institution (December 31, 2002: EUR 248.2 million was invested in tax-exempt money market U.S. municipal funds, held by two financial institutions).

In the normal course of business, the Company's broker-dealer activities involve the execution, settlement, and financing of various broker-dealer transactions. These activities may expose the Company to settlement risk in the event the other broker or professional party is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instruments underlying the contract at a loss.

6. Securities Owned and Securities Sold, Not Yet Purchased

Marketable securities owned and sold, not yet purchased, consist of trading securities at market values, as follows:


                                                                          December 31,
                                                  -------------------------------------------------------------
                                                               2003                          2002
                                                  -------------------------------------------------------------
                                                                       (in EUR  millions)

                                                                  Sold, Not Yet                 Sold, Not Yet
                                                       Owned         Purchased       Owned         Purchased

Bonds                                               EUR    231.6    EUR    161.2  EUR    214.0    EUR    172.7
Common and preferred shares                                163.0           203.5         262.1           379.1
Options and warrants                                        29.6            17.2          95.8           254.5
                                                  -------------------------------------------------------------
                                                    EUR    424.2    EUR    381.9  EUR    571.9    EUR    806.3
Included in held-for-sale assets and liabilities          (197.0)         (150.3)       (178.2)         (155.2)
                                                  -------------------------------------------------------------
                                                    EUR    227.2    EUR    231.6  EUR    393.7    EUR    651.1
                                                  =============================================================

The agreements with the Company's clearing organizations permit the Company's securities and financial instruments to be pledged to clearing organizations, depositories and other financial institutions for the purpose of financing the Company's trading activities.

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the Consolidated Statement of Financial Condition at market value and will incur a loss if the market value of the securities increases subsequent to December 31, 2003.

Effective December 31, 2003 positions owned and positions sold, not yet purchased in American Depositary Receipts (ADRs) and the corresponding shares held for arbitrage purposes are recognized on a gross basis as assets (2003:
EUR 122.3 million; 2002: EUR 115.0 million) and liabilities (2003: EUR
122.3 million; 2002: EUR 115.0 million), respectively. Previously, the
Company presented arbitrage positions in ADRs and the underlying shares on a net basis. Prior periods have been reclassified for comparative purposes to reflect this change in presentation. ADRs purchased or sold as part of arbitrage activities are valued at the quoted market prices of the home market of the underlying shares. ADRs are convertible into the underlying shares subject to a conversion charge. Conversion costs are accrued in the Consolidated Statement of Financial Condition.

7. Loans Receivable

During the year ended December 31, 1999, the Company received various notes receivable in connection with the sales of certain assets. These notes receivable are recorded at the original principal amount less allowance for losses. The notes receivable have interest rates ranging from 3.38% to 3.651 % per annum (2002: 4.4% to 4.6%) and have remaining terms of one to four years. A right exists to convert the principal amount of one of the loans receivable into common shares of the issuer. Based on current market circumstances, management estimates the fair value of this embedded derivative to be nil. The portion of these loans with a remaining life of one year is EUR 5.2 million.

8. Goodwill and Other Intangible Assets

For the years ended December 31, 2003 and 2002, the carrying value of goodwill amounted to EUR 59.4 million and EUR 141.9 million, respectively. As a result of the implementation of SFAS No. 142 "Goodwill and Other Intangible Assets", goodwill is no longer amortized with effect from financial years beginning after December 15, 2001. As a result of the impairment test performed on goodwill, an impairment charge of EUR 63.8 million has been recognized in the Consolidated Statement of Income for the year 2003 (December 31, 2002:
EUR 33.7 million). An amount of EUR 11.2 million in relation to Cohen, Duffy, McGowan, LLC is included in Net loss from discontinued operations (December 31, 2002: EUR 20.3 million). The Company performed its annual impairment tests of goodwill during the fourth quarter of 2003 for all its reporting units. Impairments on goodwill paid in relation to the acquisition of VDM Specialists USA, LLC of EUR 27.7 million and the Company's European entities in aggregate of EUR 21.5 million resulted from these impairment tests. Also during the fourth quarter a "trigger event", namely, the decline of the Company's market capitalization below the level of its book value occurred. In determining the discounted value of future cash flows of VDM Specialists USA, LLC only, valuations by external independent consultants have been used, and a discount rate of 13% was applied. For the purposes of testing for impairment of the European entities, a discount rate of 15% was applied. Furthermore, due to the reorganization of its option business in the United States, the Company recognized impairment charges of EUR 11.2 million and EUR 3.4 million to fully write off goodwill in relation to the acquisition of Cohen, Duffy, McGowan, LLC and VDM Options USA, LLC, respectively. See "Significant Accounting Policies - Goodwill and Other Intangible assets" for further information related to the impairment of goodwill.

The movements in goodwill for the years ended December 31, 2003 and 2002 are as follows:
                          ----------------------------------------------------
                                    2003                      2002
                          ----------------------------------------------------
                                           (in EUR millions)

Balance at January 1,                EUR     141.9             EUR      176.5
Additions                                        -                       28.9
Amortization                                     -
Impairment                                   (63.8)                     (33.7)
Translation differences                      (18.7)                     (26.1)
                          ------------------------- --------------------------
Balance at December 31,              EUR      59.4             EUR      141.9
                          ========================= ==========================


The carrying amount of goodwill as of December 31, 2003 includes an amount of EUR 49.4 million that is deductible for tax purposes and it relates only to VDM Specialists USA, LLC. The remainder of the goodwill balance amounting to EUR 10.0 million relates to European trading activities and is not tax deductible.

As a result of uncertain market conditions and the associated lower profitability, the Company was required to perform an impairment test during the fourth quarter of 2003 for the specialist stock lists acquired in relation to VDM Specialists USA, LLC. The valuations were performed by external independent consultants, in conformity with the rules dictated by Statement of Financial Accounting Standard No. 144 "Accounting for the Impairment on Disposal of Long-Lived Assets". An impairment loss, calculated as the difference between the estimated fair value and the carrying amount of the specialist stock lists, is recognized if the expected undiscounted cash flows relating to the stock lists are less than the corresponding carrying value. Following the valuations performed, it was determined that there was no impairment charge necessary for the specialist stock lists of VDM Specialists USA, LLC. Furthermore, due to the closure of the operations of Cohen, Duffy, McGowan, LLC, at year-end 2003, an impairment charge of EUR 7.4 million on its specialist stock list has been recognized in the Consolidated Statement of Income as part of Net result from discontinued operations.

                           ----------------------------------------------------
                                                December 31,
                           ----------------------------------------------------
                                     2003                      2002
                           ----------------------------------------------------
                                           (in EUR millions)

Specialist stock lists              EUR      231.3            EUR       287.9
Accumulated amortization                     (23.2)                     (21.2)
                           ----------------------------------------------------
                                    EUR      208.1            EUR       266.7
                           ====================================================

The above amounts are determined using the underlying dollar amounts translated into euros using year-end closing rates. The cost price of the specialist stock lists as at December 31, 2003 translated at historical exchange rates amounted to EUR 293.0 million (December 31, 2002: EUR 304.4 million). At year-end 2003, all specialist stock lists capitalized on the balance sheet relate to the Company's specialist franchise on the New York Stock Exchange, VDM Specialists USA, LLC.

For the year ended December 31, 2003, amortization of the specialist stock lists was EUR 6.7 million (2002: EUR 7.5 million). This amount includes amortization expenses relating to discontinued operations of EUR 0.2 million (2002: EUR 0.3 million). The estimated amortization expense for specialist stock lists for each of the next five years is EUR 5.8 million per year, determined at the US dollar closing rate of December 31, 2003. The weighted average remaining useful life of the specialist stock lists is 36 years as of December 31, 2003.

For the year ended December 31, 2001, amortization of the specialist stock lists and goodwill was EUR 6.4 million and EUR 10.8 million respectively.
Amortization included in the Consolidated Statement of Income for the year 2001 includes a EUR 3.0 million write-off of goodwill on equity investments, related to Sputz A.G.

9. Exchange memberships

For the year ended December 31, 2003, the Company recognized an other-than-temporary impairment loss of EUR 0.9 million on the value of its exchange memberships on the American Stock Exchange and EUR 0.7 million in relation to its exchange memberships on the Philadelphia Stock Exchange. The Company recognized this impairment charge following the restructuring and closure of its option activities on these exchanges in December 2003.

10. Other Assets

                                                                December 31,
                                                   -----------------------------------
                                                          2003             2002
                                                   -----------------------------------
                                                           (in EUR  millions)

Investments in associates                             EUR       -          EUR    0.4
Other investments                                               -                 2.1
Taxes (see note 12)                                          23.6                 1.0
Prepaid pension costs (see note 15)                           7.1                 6.0
Fair value of interest rate swap (see note 14)                  -                10.9
Other                                                        10.1                10.6
                                                   -----------------------------------
                                                      EUR    40.8          EUR   31.0
Included in held-for-sale assets                             (0.9)               (1.6)
                                                   -----------------------------------
                                                      EUR    39.9          EUR   29.4
                                                   ===================================

Investments in Associates

The equity method of accounting is used for the Company's investment in companies in which the Company's ownership interest is between 20% and 50%. The Company's share of the net income or loss in these companies is presented separately in the Consolidated Statement of Income.

Other investments

Other investments represented the Company's 1% shareholding in Tullet Plc, which was sold in 2003, generating a gain on disposal of EUR 0.9 million.

Other

Other assets of EUR 10.1 million and EUR 10.6 million at December 31, 2003 and 2002, respectively, mainly consist of prepaid expenses, miscellaneous receivables from associates, minority members of subsidiaries of the Company established as limited liability companies in the United States, employees and third parties.

Other assets as at December 31, 2003 include receivables from minority partners in VDM Specialists USA, LLC of EUR 0.5 million (2002: nil). These receivables are short-term in nature and carry a fixed interest rate of 5%.

11. Accounts Payable, Accrued Expenses and Other Liabilities

Accounts payable, accrued expenses and other liabilities at December 31, 2003 and 2002 is comprised of the following:
                                                -----------------------------
                                                        December 31,
                                                -----------------------------
                                                    2003           2002
                                                -----------------------------
                                                      (in EUR millions)

Other taxes and social security contributions   EUR       0.2   EUR      0.4
Dividends on financing preferred shares                     -            2.9
Fair value of interest rate swap (see note 14)            0.4              -
Accrued bonuses                                           1.4            6.4
Other accrued liabilities                                24.4           13.0
                                                -------------- --------------
                                                EUR      26.4   EUR     22.7
Included in held-for-sale liabilities                    (0.4)          (0.4)
                                                -------------- --------------
                                                EUR      26.0   EUR     22.3
                                                ============== ==============

Included in Other accrued liabilities is a deferred gain of EUR 11.4 million (2002: nil) relating to the termination of the swaps that were designated as fair value hedges of some of the Company's subordinated borrowings.

In 2003, the Company paid EUR 2.2 million in relation to severance payments that partly relates to discontinued operations.

12. Income Taxes

Provision for income taxes consists of the following:

                                                                 Year Ended December 31,
                                                       --------------------------------------------
                                                                 2003           2002          2001
                                                       --------------------------------------------
                                                                    (in EUR  millions)
Current income taxes
    Arising in the Netherlands (domestic)                 EUR     0.4     EUR    4.8   EUR     5.7
    Arising outside the Netherlands (foreign)                   (12.5)          23.2          28.8
Deferred income taxes
Liabilities
    Arising in the Netherlands (domestic)                           -           (0.3)         (0.5)
    Arising outside the Netherlands (foreign)                       -           (1.9)          5.8
Assets
    Arising outside the Netherlands (foreign)                   (13.1)          (1.1)            -
                                                       --------------------------------------------
Total provision for income taxes                          EUR   (25.2)    EUR   24.7   EUR    39.8
Relating to discontinued operations                              (9.5)         (13.7)         (6.9)
                                                       --------------------------------------------
Provision for income taxes from continuing operations     EUR   (15.7)    EUR   38.4   EUR    46.7
                                                       ============================================


Taxes are calculated for each individual entity in the Company and are based on the local tax rates. Pretax income from continuing operations can be allocated as follows:

                                                                                   Year Ended December 31,
                                                                           ----------------------------------------
                                                                                  2003        2002        2001
                                                                           ----------------------------------------
                                                                                      (in EUR  millions)

Income arising in the Netherlands before tax                                 EUR   17.0   EUR  29.7   EUR    66.6
(Loss) income arising outside the Netherlands
 before tax and less minority interest                                            (73.2)       57.2          81.8
                                                                           ----------------------------------------
Total (loss) income before taxes less minority interest                      EUR  (56.2)   EUR 86.9   EUR   148.4
                                                                           ========================================

Deferred tax assets comprise:

                                               December 31,
                                        --------------------------
                                             2003          2002
                                        --------------------------
                                            (in EUR  millions)
Deferred tax assets
    Tax losses carried forward             EUR   7.2   EUR     1.1
    Intangible assets                           12.2          14.2
    NYSE/SEC provision                           8.9             -
Offset of deferred tax liability items         (19.4)        (14.2)
                                        --------------------------
                                           EUR   8.9   EUR     1.1
Valuation allowance                             (2.9)            -
                                        --------------------------
                                           EUR   6.0   EUR     1.1
Included in held-for-sale assets                   -          (1.1)
                                        --------------------------
Total deferred tax assets                  EUR   6.0   EUR       -
                                        ==========================


A deferred tax asset arising from the carry forward of taxable losses in the amount of EUR 2.9 million was subject to a 100% valuation allowance at December 31, 2003 and relates to held-for-sale assets.

Deferred tax liabilities comprise:

                                              ---------------------
                                                   December 31,
                                              ---------------------
                                                 2003       2002
                                              ---------------------
                                                (in EUR millions)
Deferred tax liabilities
    Employee benefit plan assets              EUR   2.8   EUR  2.8
    Intangible fixed assets                        19.4       22.9
Offset of deferred tax asset items                (19.4)     (14.2)
                                              ---------- ----------
Total deferred tax liabilities                EUR   2.8   EUR 11.5
                                              ========== ==========

Deferred tax liabilities are offset against deferred tax assets if the requirements of SFAS 109 are met. An amount of approximately EUR 9.6 million of the deferred tax assets as included in the net balance as of December 31, 2003 will reverse within one year. Deferred tax liabilities included in the net balance at December 31, 2003 and 2002, mainly relate to the difference between amortization periods used for tax purposes and those used for accounting for the Company's intangible assets in the United States. An amount of EUR 19.4 million of total deferred tax liabilities as of December 31, 2003 will reverse after 5 years.


Income tax in the Netherlands


The statutory tax rate in the Netherlands is 34.5% (for the year 2001: 35%). The effective tax rates for the years ended December 31, 2003, 2002 and 2001 from continuing operations are 2.9% (charge), 16.9% (charge) and 11.6% (charge), respectively. The difference in the tax rates can be explained as follows:

                                                -----------------------------------------------
                                                    2003            2002            2001
                                                -----------------------------------------------
Statutory tax rate in the Netherlands                   34.5%           34.5%            35.0%
Result of the group concern financing entity           (34.6%)         (20.3%)          (13.5%)
Non taxable income                                      (4.6%)          (8.3%)          (18.0%)
Non-tax deductible costs                                12.3%           10.1%             9.0%
Other                                                   (4.7%)           0.9%            (0.9%)
                                                -----------------------------------------------
                                                         2.9%           16.9%            11.6%
                                                ===============================================

The percentages shown in the above table are strongly influenced by the level of pretax results. The positive impact of the Group concern financing entity reflects the fiscal regime applicable to this Dutch entity. The impact of the associated tax benefit depends on the level of its financing activities and the tax rates applicable to those Group entities that make use of internal financing arrangements. The impact of non-taxable income on the effective tax rate in the Netherlands in 2001 mainly relates to the sale of the 1.8% investment in Euronext N.V. during 2001, which under Dutch fiscal regulations is exempt from taxation. The impact of other on the effective tax rate for the year ended December 31, 2003, reflects the release of a provision for current taxes payable.


Income tax outside the Netherlands

The effective tax rate for the financial years 2003, 2002 and 2001 calculated on pretax income generated from continuing operations outside the Netherlands was a benefit of 22%, a charge of 58% and a charge of 48%, respectively. The majority of the foreign pretax income is generated in the United States, specifically in the New York district. The applicable tax rate in this tax jurisdiction taking into account local taxation is approximately 47%. The tax benefit in 2003 mainly relates to losses generated in the United States as a result of the impairment charges and the expenses in relation to the NYSE/SEC settlement. The effective tax rate for the year 2003 is significantly lower than those reported over previous years as a result of the non-tax deductible component of the NYSE/SEC settlement in the amount of EUR 18.1 million. The high actual tax rate in 2002 reflects the aggregate impact of relatively higher tax-deductible losses in low taxed jurisdictions and taxable income in high tax jurisdictions.

13. Notes payable


Notes payable at December 31, 2003 and 2002, including their final maturity date, are listed as follows:

                                               --------------------------------
                                                          December 31,
                                               --------------------------------
                                                     2003            2002
                                               --------------------------------
                                                       (in EUR millions)
                                               --------------------------------
Notes payable, 5.10%, due March 25, 2004                 4.5            4.5
Notes payable, 6.25%, due Jan. 28, 2010                  2.4            2.8
                                               --------------------------------
                                                         6.9            7.3
                                               ================================

As of December 31, 2003 and 2002, an amount of EUR 2.0 million and EUR 6.9 million, respectively, is repayable after one year, of which EUR 0.7 million and EUR 1.1 million is due after more than five years.


14. Subordinated Notes

The subordinated notes at December 31, 2003 and 2002, including their final maturity date, are listed as follows:

                                                                      --------------------------------
                                                                                 December 31,
                                                                      --------------------------------
                                                                            2003            2002
                                                                      --------------------------------
                                                                              (in EUR millions)
Subordinated notes, 5.66%, due Dec. 14, 2005                                       6.8           10.0
Subordinated notes, 8.00%, due Dec. 30, 2005                                       7.9           14.3
Subordinated notes, 7.54%, due August 3, 2008                                     51.5           62.0
Subordinated notes, 7.80%, due August 3, 2011                                     51.5           62.0
Subordinated notes, 7.11%, due March 1, 2008                                      31.7           38.1
                                                                      --------------------------------
Subordinated notes, principal amounts outstanding                                149.4          186.4
Fair value adjustment arising on qualifying fair value hedge                      (0.4)          10.9
                                                                      --------------------------------
                                                                                 149.0          197.3
                                                                      ================================

Subordinated borrowings, excluding the 5.66% loan due December 14, 2005, are subordinated to claims of general creditors of the Company's subsidiary VDM Specialists USA, LLC. These subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule applicable to VDM Specialists USA, LLC. To the extent that such notes are required for VDM Specialists USA, LLC's continued compliance with minimum net capital requirements, they may not be repaid.

The following table presents the contractual repayment schedules for the subordinated notes:


(in EUR millions)            5.66%           8%        7.11%        7.54%          7.8%        Total
                      Subordinated Subordinated Subordinated Subordinated  Subordinated
                              Note         Note         Note         Note          Note
2004                          3.2          4.0                                                  7.2
2005                          3.6          3.9          8.0                                    15.5
2006                                                    7.9         17.2                       25.1
2007                                                    7.9         17.2          10.3         35.4
2008                                                    7.9         17.1          10.3         35.3
2009                                                                              10.3         10.3
2010                                                                              10.3         10.3
2011                                                                              10.3         10.3

The subordinated notes, 8.00% due December 30, 2005, 7.11% due March 1,
2008, 7.54% due August 3, 2008 and the 7.80% due August 3, 2011 contain certain financial, reporting and other restrictive covenants. Financial covenants relate to, amongst others, compliance with regulatory minimum capital and net liquid asset requirements, Tangible Net Worth and Debt to Total Capitalization. If VDM Specialists USA, LLC ceases to be in compliance with a financial covenant, and the non-compliance is not waived by the holders of the subordinated notes, the entire debt balance becomes repayable within a period of 6 months.

In connection with its subordinated borrowings, the Company entered into interest rate swap agreements to convert all its fixed rate subordinated notes excluding the 5.66% note due December 14, 2005 into floating rate obligations based on US London Interbank Offer Rate. During the year ended December 31, 2003, the Company received EUR 13.6 million from the termination of interest rate swap agreements that were designated as fair value hedges of the subordinated notes 7.11% due March 1, 2008, 7.54% due August 3, 2008 and the 7.80% due August 3, 2011. The Company subsequently entered into new interest rate swap agreements. At December 31, 2003, the fair value of these interest rate swaps is EUR 0.4 million negative (December 31, 2002: EUR 10.9 million (gain)), which is also reflected as an adjustment to the carrying value of subordinated notes in accordance with the requirement of SFAS 133. The effective interest rate for the year ended December 31, 2003 on these subordinated borrowings after hedging activities is 3.8571% (2002: 3.574%). This percentage includes the net payments/benefits of the interest rate swaps and the amortization of the deferred gain on the terminated swaps.

15.   Pension and Other Postretirement Benefit Plans

The Company has employee pension plans in Germany, the United States and the Netherlands. The German subsidiary has a defined contribution plan in place for management team members as well as certain employees. The annual contribution under this plan during the years ended December 31, 2003, 2002 and 2001 was EUR 36,198, EUR 40,143 and EUR 54,029, respectively. In the United
States, the Company sponsors a 401(k) plan covering all eligible full-time employees. Under certain circumstances prescribed by law, the Company may be required to make contributions to this plan. The annual contribution to the defined contribution 401(k) plan during the year ended December 31, 2003 was EUR 33,678 (for the years ended December 31, 2002 and 2001 the contribution was EUR 595,251 and EUR 892,026, respectively). In the Netherlands, both contributory and non-contributory defined-benefit pension plans exist, covering substantially all employees, including members of the executive board. Plan benefits are based on years of service and compensation levels at the time of retirement. The Dutch plan is a defined benefit final average pay plan. These pension plans and their respective costs are determined using the projected unit credit method in accordance with US GAAP as defined by SFAS No. 87, "Employers'Accounting for Pensions".

The Company uses a December 31 measurement date for its plans.

The change in the projected benefit obligations is as follows:


                                                   2003          2002
                                              --------------------------
                                                    (in EUR millions)

Projected benefit obligation at January 1     EUR   (14.0)  EUR   (16.0)
Service cost                                         (0.4)         (0.4)
Interest cost                                        (0.8)         (0.9)
Prior service cost                                      -          (0.5)
Actuarial gains/(losses)                             (3.8)          0.9
Benefits paid                                         0.7           2.9
                                                  --------     ---------
Projected benefit obligation at December 31   EUR   (18.3) EUR    (14.0)
                                                  ========     =========

The change in plan assets is as follows:

                                                 2003          2002
                                           ---------------------------
                                               (in EUR  millions)
Fair value of plan assets at January 1     EUR     19.0 EUR      20.9
Actual return on plan assets                        2.8           0.6
Employer contributions                              0.5           0.4
Benefits paid                                      (0.7)         (2.9)
                                              ----------   -----------
Fair value of plan assets at December 31   EUR     21.6 EUR      19.0
                                              ==========   ===========


The funded status of all defined benefit pension plans based on the projected benefit obligation is as follows:

                                                  December 31,
                                       -------------------------------
                                              2003            2002
                                       -------------------------------
                                             (in EUR  millions)
Funded status                          EUR        3.3 EUR         5.0
Unrecognized net transition cost                    -            (0.6)
Unrecognized net actuarial loss (gain)            3.8             1.6
                                          ------------   -------------
Prepaid benefit cost                   EUR        7.1 EUR         6.0
                                          ============   =============


Components of net periodic pension cost for all defined benefit plans recorded under employee compensation and benefits in the consolidated statements of income are as follows:

                                       2003        2002        2001
                                  ----------------------------------
                                          (in EUR  millions)
Service cost                      EUR  (0.4) EUR   (0.4) EUR   (0.3)
Interest cost                          (0.8)       (0.9)       (1.0)
Expected return on plan assets          1.1         1.5         1.5
Amortization of transition cost         0.6         0.6         0.6
Prior service cost                        -        (0.5)          -
Other costs                            (0.1)       (0.2)       (0.1)
                                     -------   ---------   ---------
Net periodic pension benefit      EUR   0.4  EUR    0.1  EUR    0.7
                                     =======   =========   =========


Weighted average actuarial assumptions for the Company's defined benefit pension plans are as follows:

                                         --------------------------------------
                                                     December 31,
                                         --------------------------------------
                                            2003         2002         2001
                                         --------------------------------------
Discount rate                                  5.00%        5.50%        5.75%
Rate of compensation increase                  2.00%        3.00%        2.50%
Expected rate of return on plan assets         5.00%        5.50%        7.00%
Rate of benefit increase                       3.50%        3.50%        3.50%


The Company's Dutch collective schemes are insured with insurance companies in the Netherlands. The insurance companies guarantee a rate of return of 4% on the actuarial reserve. The actual rate of return on investments normally exceeds the guaranteed rate of return described above; the excess is called interest profit and the Company is entitled to a share of the interest profit. The actual rate of return on investments is based on the yield on certain state debentures in the Netherlands. Because of the nature of these insurance contracts, there are no separate assets and investment policies.

The accumulated benefit obligation amounts to EUR 17.6 million as of December 31, 2003 (December 31, 2002: EUR 13.4 million).

The Company expects to contribute EUR 0.6 million to its pension plans in the Netherlands in the year ending December 31, 2004.

16. Shareholders' Equity

The authorized share capital at December 31, 2003 was 54,000,000 shares with a par value of EUR 0.08 and 1,200,000 cumulative financing preferred A shares, 1,200,000 cumulative financing preferred B shares, 1,200,000 cumulative financing preferred C shares, 1,200,000 cumulative financing preferred D shares and 1,200,000 cumulative financing preferred E shares with a par value of EUR
0.60 per share, of which 38,419,282 common shares, 251,000 financing preferred A shares and 391,304 financing preferred B shares have been issued. Additionally, authorized share capital includes 13,200,000 preferred shares with a par value of EUR 0.60, none of which have been issued. As of December 31, 2003, the Company had repurchased 882,182 common shares for an amount of EUR 8.1 million to cover its obligations under the stock option plan. See Note 27 "Subsequent events" for further details. These shares carry no voting or dividend rights.

The cumulative financing preferred A shares have a cumulative dividend that is calculated on the basis of a percentage equal to the average effective yield on three government bonds, the remaining term of which to the extent possible equals 10 years, increased by 100 basis points to be rounded up to whole cents. The profit basis of the cumulative financing preferred A shares is equal to the issuance rate of the cumulative financing preferred A shares issued on January 16, 1997, being EUR 40.21.

The cumulative financing preferred B shares have a cumulative dividend that is calculated on the basis of a percentage equal to the calculated average, over the last five stock exchange days prior to the day of payment, of the effective yield on government bonds with a (remaining) term of 6 to 7 years and 7 to 8 years (as calculated by the Centraal Bureau voor de Statistiek and published in the Officiele Prijscourant of Euronext Amsterdam) increased by 175 basis points, rounded up to whole cents, and being distributed in cash. The profit basis is equal to the issuance rate of EUR 104.37.

See Note 27 "Subsequent events" for details in the declaration of dividend to holders of financing preferred shares.

17.   Comprehensive Income

The components of Accumulated other comprehensive income are as follows:


                                  Foreign                        Accumulated
                                  currency                           Other
                                 translation     Unrealized     Comprehensive
                                 adjustments    holding gains       Income
                               ------------------------------------------------
                                              (in EUR  millions)
                               ------------------------------------------------

Balance at December 31, 2000     EUR     49.2    EUR      (2.6)   EUR      46.6
Change in 2001, gross                    21.6              2.6             24.2
Tax effect 2001                          (1.3)               -             (1.3)
                               ------------------------------------------------
Balance at December 31, 2001     EUR     69.5    EUR         -    EUR      69.5
Change in 2002, gross                  (104.0)               -           (104.0)
Tax effect 2002                           6.9                -              6.9
                               ------------------------------------------------
Balance at December 31, 2002     EUR    (27.6)   EUR         -    EUR     (27.6)
Change in 2003, gross                   (91.7)               -            (91.7)
Tax effect 2003                           5.8                -              5.8
                               ------------------------------------------------
Balance at December 31, 2003     EUR   (113.5)   EUR         -    EUR    (113.5)
                               ================================================

18.   Related Party Transactions

As at December 31, 2003, Fortis Utrecht N.V. had a 7.4% ownership interest in the Company (December 31, 2002: 6.9%). This entity also acts as a clearing organization and finance institution for the Company.

Loans receivable are due from a company in respect of which one of the members of the Company's executive board acts as a non-executive board member.

As of December 31, 2003, Mr. Jimmy Cleaver, jr, a member of the Company's executive board, held a 1.0% partnership interest in VDM Specialists USA, LLC (December 31, 2002: 1.24%). The profit share relating to this partnership interest in VDM Specialists USA, LLC for the years ended December 31, 2003 and 2002 amounted to nil and EUR 2.1 million, respectively.

The Company is required to pay minority stakeholders of VDM Specialists USA, LLC a fee relating to exchange memberships contributed for use. This fee is based on the market value of the exchange memberships and amounted to EUR 2.8 million during 2003, EUR 4.9 million during 2002, and EUR 3.4 million during 2001.
These amounts are included in Interest expense. The Company further leases additional exchange memberships from certain employees and a minority stakeholder of VDM Specialists USA, LLC through operational lease agreements. The leases are based on NYSE published lease rates at the date of the renewal and amounted to EUR 2.5 million in 2003 and EUR 2.0 million in 2002. These amounts are included in Lease of exchange memberships.

See Note 24 "Commitments and Contingent Liabilities" for guarantees issued in relation to related parties.

19.  Stock Option Plans

On December 1, 1996, the stock option plan became effective after adoption by the Supervisory Board of the Company. At the beginning of 2003, the Company closed the plan and announced that no further options would be granted. The stock option plan provided for the grant of incentive stock options to certain directors and employees. Each option is exercisable into one common share.

The Company has stock option plans in the Netherlands, the United Kingdom, the United States and Germany. In 2000, 2001 and 2002, stock options were granted under each plan with an exercise price equal to or higher than the market value of the underlying stock. These options granted were immediately exercisable, with the exception of the options granted to employees of Van der Moolen Equities Ltd, which may not be exercised for a period of three years from the date of grant. Also, the Company has granted certain options in the past, which could not be exercised for a period of up to four years from the date of grant. The exercise period of the options at the date of the grant ranges from four to ten years.

If employees cease to be employed by the Company their unexercised options are generally cancelled. Furthermore, any options exercised are subject to a forfeiture period of three years during which the relevant employee must remain employed with the Company or forfeit 80% of any benefits derived from the exercise of the options, less taxation if any. Any exceptions to this policy must be approved by the Executive Board.

New shares may be issued or shares may be repurchased to meet the obligations arising from the exercise of employee options. In 2002, granting of new employee options was limited to a maximum of 1% of the issued share capital on the date of the grant (prior years: 2%).

The following table summarizes the option activity for the year ended December 31, 2003:

                                                                     Weighted                          Weighted
                                                                      Average                           Average
                                                       Weighted      Remaining                         Fair Value
                                                        Average     Contractual        Range of         at Grant
                                         Options    Exercise Price  Life in Years   Exercise Prices       Date
                                      ----------------------------------------------------------------------------
Outstanding at January 1, 2003              350,575   EUR  17.09            1.89   EUR  16.17-20.95    EUR  4.17
Outstanding at January 1, 2003              358,750   EUR  21.06            4.96   EUR  21.00-24.79    EUR  7.12
Outstanding at January 1, 2003            1,599,280   EUR  31.17            3.22   EUR  27.30-35.22    EUR  7.32
Expired                                    (110,250)  EUR  18.16               -   EUR  18.11-18.17    EUR  4.61
Forfeited                                   (52,575)  EUR  20.61            3.72   EUR  16.17-21.00    EUR  6.93
Forfeited                                  (296,700)  EUR  31.99            2.13   EUR  27.30-35.22    EUR  7.49
                                      ----------------------------------------------------------------------------
Outstanding at December 31, 2003            236,125   EUR  16.61            1.35   EUR  16.17-20.95    EUR  4.76
Outstanding at December 31, 2003            310,375   EUR  21.07            3.96   EUR  21.00-24.79    EUR  7.11
Outstanding at December 31, 2003          1,302,580   EUR  30.98            2.24   EUR  27.30-35.22    EUR  7.28
                                      ----------------------------------------------------------------------------
Total outstanding at December 31, 2003    1,849,080   EUR  27,48            2.41   EUR  16.17-35.22    EUR  6.93
                                      ============================================================================
Exercisable (vested) options              1,789,955   EUR  27.51            2.38   EUR  16.17-35.22    EUR  6.91
                                      ============================================================================

The following table summarizes the option activity for the year ended December 31, 2002:


                                                                     Weighted                          Weighted
                                                                      Average                           Average
                                                       Weighted      Remaining                         Fair Value
                                                        Average     Contractual        Range of         at Grant
                                         Options    Exercise Price  Life in Years   Exercise Prices       Date
                                      ----------------------------------------------------------------------------
Outstanding at January 1, 2002               21,929   EUR   7.15            0.48   EUR    6.63-8.62    EUR  1.85
Outstanding at January 1, 2002              458,700   EUR  17.26            2.71   EUR  16.17-20.95    EUR  4.70
Outstanding at January 1, 2002            1,646,251   EUR  31.17            4.19   EUR  27.30-35.22    EUR  7.32
Granted                                     358,750   EUR  21.06            4.96   EUR  21.00-24.79    EUR  7.12
Exercised                                   (21,929)  EUR   7.15            0.23   EUR    6.63-8.62    EUR  1.85
Exercised                                  (106,925)  EUR  17.80            1.76   EUR  16.17-20.95    EUR  4.66
Exercised                                    (3,000)  EUR  30.18            3.58   EUR  27.30-35.22    EUR  7.89
Forfeited                                    (1,200)  EUR  18.11            1.58   EUR  16.17-20.95    EUR  4.12
Forfeited                                   (43,971)  EUR  31.35            2.82   EUR  27.30-35.22    EUR  7.40
                                      ----------------------------------------------------------------------------
Outstanding at December 31, 2002            350,575   EUR  17.09            1.89   EUR  16.17-20.95    EUR  4.17
Outstanding at December 31, 2002            358,750   EUR  21.06            4.96   EUR  21.00-24.79    EUR  7.12
Outstanding at December 31, 2002          1,599,280   EUR  31.17            3.22   EUR  27.30-35.22    EUR  7.32
                                      ----------------------------------------------------------------------------
Total outstanding at December 31, 2002    2,308,605   EUR  27.46            3.29   EUR  16.17-35.22    EUR  6.89
                                      ============================================================================
Exercisable (vested) options              2,221,605   EUR  27.46            3.26   EUR  16.17-35.22    EUR  6.86
                                      ============================================================================

The following table summarizes the option activity for the year ended December 31, 2001:


                                                                     Weighted                          Weighted
                                                                      Average                           Average
                                                       Weighted      Remaining                         Fair Value
                                                        Average     Contractual        Range of         at Grant
                                         Options    Exercise Price  Life in Years   Exercise Prices       Date
                                      ----------------------------------------------------------------------------
Outstanding at January 1, 2001               51,954   EUR   7.53            1.59    EUR   5.33-8.62    EUR  1.95
Outstanding at January 1, 2001              815,850   EUR  17.17            3.61    EUR 16.17-20.95    EUR  4.67
Outstanding at January 1, 2001              790,200   EUR  31.19            4.64    EUR 30.18-33.81    EUR  7.61
Granted                                     923,500   EUR  31.10            4.81    EUR 27.30-35.22    EUR  7.11
Exercised                                   (30,025)  EUR   7.81            1.17    EUR   5.33-8.62    EUR  2.02
Exercised                                  (351,450)  EUR  17.03            2.99    EUR 16.17-20.95    EUR  4.63
Exercised                                   (59,169)  EUR  30.21            4.41    EUR 30.18-33.81    EUR  7.88
Forfeited                                    (5,700)  EUR  17.60            2.68    EUR 16.17-18.11    EUR  4.25
Forfeited                                    (8,280)  EUR  31.89            3.95    EUR 30.18-33.81    EUR  7.42
                                      ----------------------------------------------------------------------------
Outstanding at December 31, 2001             21,929   EUR   7.15            0.48    EUR   6.63-8.62    EUR  1.85
Outstanding at December 31, 2001            458,700   EUR  17.26            2.71    EUR 16.17-20.95    EUR  4.70
Outstanding at December 31, 2001          1,646,251   EUR  31.17            4.19    EUR 27.30-35.22    EUR  7.32
                                      ----------------------------------------------------------------------------
Total outstanding at December 31, 2001   2,126,880   EUR  27.92            3.83    EUR  6.63-35.22     EUR  6.70
                                      ============================================================================
Exercisable (vested) options              2,051,880   EUR  27.92            3.82    EUR  6.63-35.22    EUR  6.68
                                      ============================================================================


The premium paid by Messrs Bottcher and Dorjee for options granted to them in 2002 of EUR 86,000 each has, with the approval of the Remuneration Committee, been repaid to them, in conformity with the new employment contracts they obtained in 2003. This in line with the Company's former policy to grant options free of payments to employees. For the years ended December 31, 2003, 2002 and 2001, the Company recognized a stock option expense of EUR 4.7 million, EUR 5.5 million and EUR 5.0 million, respectively.

The fair value of the options granted is calculated on the date of the grant using the Black-Scholes option-pricing model. No stock options were granted during 2003. The weighted average assumptions used for grants made in 2002 and 2001 are as follows:
                                                       ----------------------
                                                           2002        2001
                                                       ----------------------
Dividend yield                                              3.5%        4.8%
Expected volatility                                          50%       37.5%
Risk-free interest rate                                    3.60%       4.47%
Expected option life                                     3 years     3 years
                                                       ---------- -----------

20.  Earnings (loss) Per Share

Basic earnings (loss) per share is calculated by dividing the net income (loss) attributable to common shares outstanding by the weighted average number of common shares outstanding for the period (excluding treasury stock). Diluted earnings (loss) per share is computed using the same method as basic earnings
(loss) per share, but reflects the potential dilution that could occur if other equity instruments were converted or exercised into common shares.

For purposes of calculating (diluted) earnings (loss) per share, net income
(loss) attributable to common shares is adjusted, if applicable for any financing preferred share dividends (if charged to the Consolidated Statement of Income). During the years under review, the Company had one category of dilutive potential common shares: shares issuable on exercise of share options granted to employees.

For the share options, a calculation is performed to determine the number of shares that could have been issued at market price (determined as the average annual share price of the Company's shares). This calculation serves to determine the "unpurchased shares" to be added to the ordinary shares outstanding for the purposes of computing the dilution. For the year ended December 31, 2003, all the share options granted to employees were out-of-the-money and hence there was no dilution during that year.


                                                                          Year ended December 31,
                                                         ---------------------------------------------------------
                                                                2003                 2002                2001
                                                         ---------------------------------------------------------
                                                                 (in EUR  millions, except per share data)
Basic Earnings (loss) per Share:
Net (loss) income                                        EUR        (58.6)    EUR        30.1      EUR       92.1
Less: Financing preferred shares dividends                              -                (2.9)               (2.9)
                                                            --------------       -------------        ------------
Net (loss) income attributable to common shareholders    EUR        (58.6)    EUR        27.2      EUR       89.2
                                                            ==============       =============        ============
Weighted average number of common shares in issue              37,797,329          38,388,043          38,139,964
Basic (loss) earnings per share                          EUR        (1.55)    EUR        0.71      EUR       2.34
Of which related to discontinued operations              EUR        (0.48)    EUR       (0.48)     EUR      (0.25)
Basic (loss) earnings per share from continuing
 operations                                              EUR        (1.07)    EUR        1.19      EUR       2.59
Diluted Earnings (loss) per Share:
Net (loss) income attributable to common shareholders    EUR        (58.6)    EUR        27.2      EUR       89.2
Weighted average number of common shares in issue              37,797,329          38,388,043          38,139,964
Dilutive effect of stock options                                        -             137,847             311,991
                                                            --------------       -------------        ------------
Diluted weighted average number of common shares
 outstanding                                                   37,797,329          38,525,890          38,451,955
                                                            ==============       =============        ============

Diluted (loss) earnings per share                        EUR        (1.55)    EUR        0.71      EUR       2.32
Of which related to discontinued operations              EUR        (0.48)    EUR       (0.47)     EUR      (0.25)
Diluted (loss) earnings per share from continuing
 operations                                              EUR        (1.07)    EUR        1.18      EUR       2.57

The (diluted) weighted average number of common shares outstanding and (diluted) earnings (loss) per share for prior reporting periods is adjusted for stock dividends.

21.  Segmental Information

The Company has four main segments: VDM Specialists, U.S. Option Business, European Trading and Other. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on the income from operations before amortization and impairment of intangible assets, tax and finance charges by segments and by the underlying business units comprising these segments. Financial information is reviewed by each subsidiary on a monthly basis. In 2003, 2002 and 2001, the only subsidiary representing more than 10% of the revenues of the Company was VDM Specialists USA, LLC.

The following table summarizes segment information for the year ended December 31, 2003 (excluding discontinued operations, which is detailed in Note 3):

                                                                          U.S.
                                                              VDM        Option    European
                                                           Specialists  Business    Trading       Other        Total
                                                          --------------------------------------------------------------
                                                                               (in EUR  millions)
Revenues
    Specialist activities                                   EUR  100.8 EUR   0.5   EUR      -    EUR     -    EUR  101.3
    Proprietary trading/ market
       making activities                                           1.7       0.5         23.0            -          25.2
    Commissions                                                   27.2         -          0.9            -          28.1
    Net income from stock
       lending activities                                          3.4         -            -            -           3.4
                                                          --------------------------------------------------------------
     Total                                                  EUR  133.1 EUR   1.0   EUR   23.9    EUR     -    EUR  158.0
                                                          ==============================================================
Corporate costs (excluding amortization and impairment of
 intangible fixed assets) 1)                                EUR  112.6 EUR   5.9   EUR   20.1    EUR  10.6    EUR  149.2
Amortization and impairment of intangible fixed assets 2)         34.1       3.4         21.5            -          59.0
Impairment of other assets                                           -       0.9            -            -           0.9
Income from operations                                           (13.6)     (9.2)       (17.7)       (10.6)        (51.1)
Provision for income taxes 3)                                      6.7       3.6         (1.0)         6.4          15.7
Segment assets (excluding held-for-sale assets)                2,011.3      81.1        186.2         61.1       2,339.7
Segment goodwill                                                  49.4         -         10.0            -          59.4
Segment other intangibles                                        208.1         -            -            -         208.1
Additions to long-lived assets                                     1.0         -          0.4          0.4           1.8

1) Corporate costs of VDM Specialists include EUR 45.7 million in respect of the NYSE/SEC settlement; See Note 24.

2) Impairment of intangible assets amounting to EUR 27.7 million relate to VDM Specialists, EUR 3.4 million relates to U.S. Option Business and EUR 21.5 million relates to European Trading.

3) Provision for income taxes included in segment Other reflects the activities of the concern financing entity.

The following table summarizes segment information for the year ended December 31, 2002 (excluding discontinued operations, which is detailed in Note 3):


                                       VDM       U.S. Option       European         Other           Total
                                   Specialists     Business         Trading
                                ---------------------------------------------------------------------------
                                                           (in EUR  millions)
Revenues
    Specialist activities       EUR      227.0  EUR  (0.9)       EUR       -    EUR     -      EUR   226.1
    Proprietary trading / market
       making activities                   2.1        0.9               47.5            -             50.5
    Commissions                           33.4          -                1.6            -             35.0
    Net income from stock
       lending activities                  4.2          -                  -            -              4.2
                                ---------------------------------------------------------------------------
     Total                      EUR      266.7 EUR      -        EUR    49.1    EUR     -      EUR    315.8
                                ===========================================================================
Corporate costs (excluding
 amortization and impairment of
 intangible fixed assets)       EUR      101.3 EUR    9.6        EUR    37.0    EUR  17.2      EUR    165.1
Amortization and impairment of
 intangible fixed assets 1)                7.3       13.4                  -            -              20.7
Income from operations                   158.1      (23.0)              12.1        (17.2)            130.0
Provision for income taxes 2)            (42.8)       9.1               (5.1)         0.4             (38.4)
Segment assets (excluding held-
 for-sale assets)                      1,807.8      195.2              246.9         50.9           2,300.8
Segment goodwill                          92.9        4.1               31.4            -             128.4
Segment other intangibles                257.6          -                  -            -             257.6
Additions to long-lived assets            40.8          -                0.8          1.2              42.8

1) Impairment of intangible assets amounting to EUR 13.4 million relates to U.S. Option Business only.

2) Provision for income taxes included in segment other reflects the activities of the concern financing entity.

The following table summarizes segment information for the year ended December 31, 2001 (excluding discontinued operations, which is detailed in Note 3):


                                    -------------------------------------------------------
                                       VDM       Option  European
                                    Specialists Business  Trading     Other       Total
                                    -------------------------------------------------------
Revenues
    Specialist activities           EUR  222.4 EUR    2.4 EUR  11.2  EUR  --  EUR   236.0
    Proprietary trading / market
       making activities                   4.1        6.7      55.7       --         66.5
    Commissions                           30.8         --       7.7       --         38.5
    Net income from stock
       lending activities                  5.1         --        --       --          5.1
                                    -------------------------------------------------------
     Total                          EUR  262.4 EUR    9.1 EUR  74.6  EUR  --  EUR   346.1
                                    =======================================================
Corporate costs (excluding
 amortization and impairment of
 intangible fixed assets)           EUR   93.1 EUR   14.7 EUR  38.0  EUR 24.4 EUR   170.2
Amortization and impairment of
 intangible fixed assets                  12.1        1.6       3.5       3.0        20.2
Income from operations                   157.2       (7.2)     33.1     (27.4)      155.7
Provision for income taxes 1)            (41.5)       3.1     (13.1)      4.8       (46.7)
Segment assets                         2,436.2      308.8     194.7     187.9     3,127.6
Segment goodwill                          84.0       20.8      31.4        --       136.2
Segment other intangibles                282.6         --        --        --       282.6
Additions to long-lived assets            90.2        1.1       3.7       1.1        96.1


1)   Provision  for  income  taxes   included  in  segment  other  reflects  the
     activities of the concern financing entity.

Enterprise Wide Disclosures

Revenues from continuing operations attributed to the Company's country of domicile (the Netherlands) and to the other countries in which the Company's subsidiaries operate are as follows:

                                 ----------------------------------
                                    2003        2002       2001
                                 ----------------------------------
                                          (in EUR millions)
                                 ----------------------------------

United States                    EUR   134.1  EUR 266.7  EUR 271.5
The Netherlands                         11.8       29.7       37.5
Germany                                  7.5       11.0       29.1
United Kingdom                           4.6        8.4        8.0

                                 ----------------------------------
Total                            EUR   158.3  EUR 315.8  EUR 346.1
                                 ==================================

The Company's long-lived assets mainly comprise assets in the United States of America and goodwill relating to European Trading segment as included in the segmental information.

22.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The following section summarizes the methods and assumptions used by the Company, by financial instrument, in estimating fair value:

VAN DER MOOLEN HOLDING N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



================================================================================
Assets and liabilities for which fair value approximates carrying value: The fair values of certain financial assets and liabilities carried at cost, including cash and cash equivalents, receivables and payables from and to clearing organizations and other professional parties and accounts payable, accrued expenses and other liabilities. The fair value of these assets and liabilities approximate market value due to their short-term nature.

Securities and trading liabilities: Fair values of trading assets, securities available for sale and trading liabilities are the amounts recognized in the consolidated balance sheets, which are based on market prices, where available. If quoted prices are not available, fair values are determined based on quoted market prices of comparable instruments.

Stock borrowed and loaned: Stock borrowed and loaned is stated at contract value, which approximates market value.

Notes receivable: Notes receivable are net of specific provisions for impairment. The carrying value approximates fair value.

Short-term borrowings and notes payable: The carrying value of short-term borrowings and notes payable approximates market value due to the fact that interest rates are comparable with market rates.

Subordinated notes: The subordinated notes bear market rates of interest, taking into account interest rate swaps in place, and their carrying amounts are reasonable estimates of their fair value.

23. DERIVATIVES AND RISK MANAGEMENT

The Company enters into interest rate and foreign exchange derivative contracts in connection with its balance sheet management activities, which involve the management of interest rate and foreign exchange rate risk, and trading activities. These derivative contracts involve, to varying degrees, credit risk and market risk. Market risk is the risk that a change in the level of one or more market factors, such as interest rates, indices, volatilities, correlations, or other factors will result in losses for a specified position or portfolio. Credit risk represents the loss that the Company would incur if a counterparty fails to perform its contractual obligation to the Company. In managing derivative credit risk, both the current exposure, which is the replacement cost of contracts on the measurement date, as well as an estimate of the potential change in value of contracts over their remaining lives are considered. Where applicable, to minimize credit risk, the Company enters into legally enforceable netting arrangements, which reduce risk by permitting the settlement and netting of transactions with the same counterparty upon occurrence of certain events. All option trading is conducted on recognized exchanges. With respect to the Company's option trading activities, the Company's clearing brokers, through industry clearing organizations, act as the counterparty and therefore bears the risk of delivery to and from counterparties. Derivative contracts are reported on a net-by-counterparty basis on the Company's Consolidated Statements of Financial Condition where it is determined a legal right of setoff exists under an enforceable netting agreement.

The majority of the Company's derivatives are entered into for trading purposes and the accounting treatment was not materially affected by the adoption of SFAS 133 as of January 1, 2001.

Derivatives designated as hedges for accounting purposes must be considered to be highly effective at reducing the risk associated with the exposure being hedged. Each derivative must be designated as a hedge, with documentation of the risk management objective and strategy for the hedge, including identification of the hedging instrument, the hedged item and the risk exposure, and how effectiveness is to be assessed both prospectively and retrospectively.

The Company's qualifying fair value hedges relate to interest rate swaps used to modify exposure to interest rate risk by converting fixed rate debt into a floating rate. All changes in the fair value of the derivative

VAN DER MOOLEN HOLDING N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



================================================================================


and changes in the fair value of the hedged item have been included in earnings consistent with the classification of the hedged transaction, in Net interest expense. The fair value of interest rate swaps designated as qualifying fair value hedges, determined in accordance with the Company's netting policy, was EUR 0.4 million negative at December 31, 2003 (December 31, 2002: EUR 10.9 million).

Market risk is the risk that price changes could affect the value of the equity, option or bond positions that arise from normal trading activity. Market risk increases when markets move sharply and volatility increases. The management of market risk is primarily based at each of the Company's operating units, with central oversight, analysis and formation of risk policy based at the Company's headquarters. The central risk control department establishes, in consultation with the Management Board and the management of the operating units, specific maximum risk levels to which the operating units must adhere, monitors compliance with those limits and reports the risk profile of the group directly to the Management Board on a daily basis.

Liquidity risk relates to the Company's capacity to finance security positions and liquidity requirements of exchanges and clearing organizations. The Company's financial resources, relative to its capital employed, and the liquid nature of most of the instruments traded, limit this risk. In addition, the Company maintains credit lines with commercial banks. See Note 24 for details of the Company's new credit facilities. The Group budgets cash flows on a rolling twelve-month basis. Cash flow and unrestricted cash positions are ascertained daily and when appropriate, these budgets are adjusted accordingly.

Credit risk that could result from counterparties defaulting is limited for the Company's operations that operate on regulated exchanges, since the settlement risk is essentially transferred to recognized clearing organizations. The exception to this is the bond trading business in the United Kingdom, which trades outside exchange frameworks. Its exposure to counterparties is monitored closely and is subject to limits. The Company has established minimum standards for the credit quality of its counterparties, which are monitored on a continuous basis. The bond trading business in the United Kingdom was sold in 2004.

The activities of the Company and its business segments in which it is active are subject to significant regulatory and legal obligations in both the U.S. and Europe imposed by (local) government and securities regulators. These legal and regulatory obligations relate, among other things, to financial reporting, trading activities, capital requirements and the supervision of the Company's employees. Failure to fulfill legal or regulatory obligations can lead to fines, censure or disqualification of management and/or staff and other measures that could have negative consequences for the Company's activities and financial performance. Certain violations could result in the loss of trading permissions. In the latter eventuality, the Company would lose the ability to carry out a portion of its existing activities, which could have a material effect on its financial condition, results of operations and cash flows.

24. COMMITMENTS AND CONTINGENT LIABILITIES


NYSE/SEC investigation and settlement

On March 30, 2004, VDM Specialists USA, LLC - together with other NYSE specialists - reached final settlement with the SEC and the NYSE in connection with their joint investigation of improper trading activities by NYSE specialists during the period 1999 to 2003. For the sole purpose of settling this disciplinary proceeding, and without admitting or denying any wrongdoing, VDM Specialists USA, LLC consented to settle with the SEC and NYSE in the amount of $ 57.7 million. An amount of EUR 45.7 million, being the euro equivalent of $ 57.7 million - is recognized as an expense in the Consolidated Statement of Income for the year ended December 31, 2003. Of this, EUR 27.6 million can be characterized as compensation and EUR 18.1 million as civil penalties.
Allowing for allocations to minority members and taxation, this charge reduced the Company's 2003 net result by EUR 23.4 million. The total amount will be contributed to a Distribution Fund for the benefit of injured customers of the NYSE.

An amount of $ 45.8 million (EUR 36.3 million) of the settlement was paid in April 2004. The remaining $ 11.9 million (EUR 9.4 million) will be paid in quarterly installments of $ 2.0 million starting the end of June 2004.

VAN DER MOOLEN HOLDING N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



================================================================================

As a result of an internal review by Van der Moolen Holding N.V. in response to the investigation by the SEC and NYSE, the Company believes that VDM Specialists USA, LLC has taken appropriate remedial action and may take additional remedial action in the future, if appropriate.

The SEC and the NYSE are investigating the conduct of certain present and former employees of VDM Specialists USA, LLC.

CLASS ACTIONS

In the fourth quarter of 2003, four putative class action lawsuits were filed with the United States District Court for the Southern District of New York against VDM Specialists USA, LLC and other NYSE specialist firms. On March 11, 2004, a similar individual (non-class) action was filed in the United States District Court for the Southern District of New York. The class actions and the individual action also name the New York Stock Exchange and Van der Moolen Holding N.V. as defendants. These five actions were filed on behalf of plaintiffs who allege that defendants violated USA federal securities law by conducting improper trading activity to the detriment of pending customer orders.

The suits were filed on the grounds of the trading violations that were the subject of NYSE and SEC investigations. The suits claim unspecified restitution and damages. On May 27, 2004, the court entered an order consolidating the four class actions and the individual action, appointing lead plaintiffs, and directing that a consolidated amended complaint be filed within 45 days, absent an agreement by the parties concerning the preliminary schedule. VDM Specialists USA, LLC and the Company have not yet answered the complaints.

On October 20, 2003, a plaintiff, who purports to represent holders of American Depositary Receipts on Van der Moolen shares, filed a class action on their behalf in the United States District Court for the Southern District of New York against Van der Moolen Holding N.V. and members of its Executive Board. The plaintiff alleges that Van der Moolen Holding N.V. violated USA federal securities law through failure to disclose in a timely and public manner details of the NYSE and SEC investigation into improper NYSE Specialist trading activity. The suit claims unspecified restitution and damages. Van der Moolen Holding N.V. has not yet answered the complaint.

On December 4, 2003, a plaintiff claiming to sue on behalf of the general public of the State of California filed a lawsuit against VDM Specialists USA, LLC, its Chief Executive Officer and other NYSE specialist firms in the Superior Court of the State of California, County of Los Angeles. The complaint alleges that the defendants violated California Business and Professional Code by engaging in improper trading activity that amounted to unfair business practices. The complaint seeks unspecified amounts in damages. On February 27, 2004, the defendants served with process removed the action to the United States District Court for the Central District of California. On May 10, 2004, the action was transferred to the United States District Court for the Southern District of New York. The Company has not yet been served with the complaint.

The Company cannot predict the outcome of any of these class actions, and, as a result, the Company's financial statements for the year ended December 31, 2003 have not made any provision in respect of the events described above. The Company believes that it has defenses to the claims asserted in these class actions. There can be no assurance, however, as to the outcome or timing of the resolution of these class actions. The range of possible resolutions could include determinations and judgments against the Company or settlements that could require substantial payments by the Company that could have a material adverse effect on the Company's financial condition, results of operations and cash flows

U.S. OPTION BUSINESS

Cohen, Duffy, McGowan, LLC has been informed by the American Stock Exchange's Market Regulation Department that the exchange's Enforcement Division has initiated an investigation that

VAN DER MOOLEN HOLDING N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



================================================================================


may result in disciplinary actions. The investigation is focused on charges of possible violations of American Stock Exchange Rule 156(b) and Article V,
Section 4(h), combined with possible violations of the exchange's limit order display rule during the period between June 3, 2002 and May 30, 2003.


The outcome of this investigation by the American Stock Exchange is as yet unknown.


Subsequent legal costs are anticipated in relation to the proceedings described above and will be recognized when incurred.

VAN DER MOOLEN HOLDING N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



================================================================================


OTHER


As a result of the liquidation of the Amsterdam Stock Exchange Association, (the "Association"), the predecessor of the former Amsterdam Exchanges N.V., the Company may have liability in connection with an ongoing lawsuit, known as the "Begaclaim", against the Association, which was transferred to the former members of the Association in connection with its dissolution. All former members of the Association who received assets as liquidation payments could be liable for the payment of the amounts being claimed by the plaintiff. The Company's maximum exposure is estimated to be EUR 18.9 million (plus accrued statutory interest). On April 4, 2001, the district court in The Hague dismissed the claim against the Association. However, the plaintiff has appealed against this judgment. Although the Company believes that this appeal will be found to be without merit, there can be no assurance that it will not be decided in favor of the plaintiff and that this could have a material adverse effect on the Company's financial condition, results of operations and cash flows.


CREDIT FACILITIES


On December 31, 2003, the Company had access to total credit lines of EUR
96.3 million, on which it had drawn EUR 36.3 million. In 2003, the Company paid EUR 0.2 million in relation to commitment fees on these facilities. See "Subsequent events" for details on new financing arrangements.


OTHER COMMITMENTS AND CONTINGENCIES


Van der Moolen Holding N.V. has issued guarantees to third parties for a total amount of EUR 3.8 million ($ 4.8 million). These guarantees are issued in relation to loans granted to members of VDM Specialists USA, LLC in order to acquire seats on the New York Stock Exchange.


Van der Moolen Holding N.V. is liable for the liabilities of its wholly owned Dutch subsidiaries, which arise from legal acts by these subsidiaries, pursuant to the statements that have been issued in accordance with section 2:403 of the Dutch Civil Code.


Van der Moolen Holding N.V. has provided an irrevocable and unconditional guarantee in the maximum amount of EUR 23.7 million ($30 million) in respect of the settlement of all liabilities of Van der Moolen UK Limited incurred in connection with the conduct of its business. Furthermore, Van der Moolen Holding N.V. has provided a guarantee in connection with Van der Moolen UK Limited's clearing and settlement obligations to banks in the maximum amount of EUR 4.0 million ($ 5 million). Following the sale of all the shares of Van der Moolen UK Limited in 2004, these guarantees have been withdrawn.


Van der Moolen Holding N.V. has extended financial support for a minimum period of 1 year to one of its 100%-owned foreign subsidiaries.


VDM Specialists USA, LLC has issued so-called 325(e) guarantees to the New York Stock Exchange in the total amount of EUR 4.8 million ($ 6.0 million).


VDM Specialists USA, LLC has also extended guarantees to third parties in the amount of EUR 0.6 million ($ 0.7 million) to secure indebtedness taken on by one of its partners to acquire a NYSE seat.

VAN DER MOOLEN HOLDING N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



================================================================================


The Company and its subsidiaries have obligations under operating leases with initial non-cancelable terms in excess of one year. Minimum rental commitments under non-cancelable leases for 2004 and the succeeding four years and thereafter are as follows (excluding discontinued operations):

Year                               (in EUR millions)

2004                  EUR                1.4
2005                                     1.3
2006                                     1.2
2007                                     0.7
2008                                     0.8
Later years                              1.3
                                 --------------
Total minimum lease
payments              EUR                6.7
                                 ==============



Certain leases contain renewal options and escalation clauses. Rental expense for the year ended December 31, 2003 from continuing operations amounted to EUR 1.5 million (2002:EUR 1.8 million; 2001:EUR 2.3 million).

25.  NET CAPITAL REQUIREMENTS

VDM Specialists USA, LLC and Van der Moolen Options USA, LLC are subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) and to the Rules of the Chicago Board of Options Exchange, if applicable, which specify minimum net capital requirements. At December 31, 2003, the two subsidiaries' net capital, as defined in SEC Rule 15c3-1 taking into account the capital requirements of other exchanges, was EUR 193.9 million in excess of their net capital requirements.

The Company is also subject to capital requirements with respect to its subsidiaries in the Netherlands. The net capital requirements at December 31, 2003 for Van der Moolen Effecten Specialist and Van der Moolen Obligaties are EUR 0.73 million and EUR 0.73 million, respectively. For each of these companies, the net capital at December 31, 2003 exceeds requirements.

Van der Moolen UK Limited, has a net capital requirement at December 31, 2003 of EUR 11.0 million. The net capital at December 31, 2003 exceeds the requirement. Van der Moolen UK Limited was sold in the year 2004.

Van der Moolen Equities Limited, has a net capital requirement at December 31, 2003 of EUR 0.73 million. The net capital at December 31, 2003 exceeds the requirement.

The Company's German subsidiary, Van der Moolen Trading has a net capital requirement at December 31, 2003 of EUR 6.8 million. Van der Moolen Trading's net capital at December 31, 2003 exceeds the requirement.

26.   NET LIQUID ASSETS REQUIREMENTS

VDM Specialists USA, LLC is subject to New York Stock Exchange Rule 104.22, which specify minimum net liquid assets requirements. As of December 31, 2003, VDM Specialists' minimum net liquid asset requirement was EUR 192.4 million and its actual net liquid assets were EUR 204.0 million.

27.  SUBSEQUENT EVENTS

Following discussions started in 2003, on January 7, 2004, the Company reached agreement in principle to sell all the shares in Van der Moolen UK, Limited for a consideration equal to its book value as of December 31, 2003, being EUR
8.3 million, to a third party subject to approval by the relevant authorities. On April 7, 2004,

VAN DER MOOLEN HOLDING N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



================================================================================



the sale was completed. The assets and liabilities of Van der Moolen UK Limited are presented as Held-for-sale Assets and Held-for-sale Liabilities in the Statements of Financial Condition for the two years ended December 31, 2003 following the application of SFAS No.144.

On January 20, 2004, five entities who allege that they are purchasers and sellers of options commenced an action in the United States District Court for the Northern District of Illinois against four national securities exchanges (the Amex, the Chicago Board Options Exchange, the Philadelphia Stock Exchange and the Pacific Stock Exchange) and 35 securities brokers and/or dealers who made markets in options, including Cohen, Duffy, McGowan, LLC and VDM Options USA, LLC as well as Van der Moolen Holding N.V. Plaintiffs allege that the Company's subsidiaries conspired with other defendants by allegedly failing to execute orders, canceling orders and refusing to cancel orders for the purchase and sale of options. Plaintiffs allege violations of federal antitrust laws (Sections 1 of the Sherman Act and 4 and 16 of the Clayton Act), and securities laws (Section 10(b) of the Exchange Act and rule 10b-5), breach of contract, common law fraud, breach of fiduciary duty, violations of an Illinois consumer fraud and deceptive business practices statute and tortuous interference with business. Injunctive relief and damages (including punitive damages) in an unspecified amount are sought.

On January 28, 2004, the U.S. Securities and Exchange Commission requested data from all U.S. option exchanges, including all those on which our option units act as specialists or in a similar capacity, regarding the functioning and trading practices of specialists on those exchanges: it is possible that this request has been lodged in advance of additional investigations into trading practices by the staff of the Securities and Exchange Commission. On May 11, 2004, the U.S. Securities and Exchange Commission requested, financial information and information in respect of compliance procedures of Cohen, Duffy, McGowan, LLC.

On February 25, 2004, the Amex Enforcement Division started an investigation in relation to alleged violations of the firm quote rule (AMEX rule 958A). Further, the Department of Market Regulation of the Chicago Board Options Exchange (CBOE) requested written information from VDM Options USA, LLC relating to compliance with the CBOE's firm quote rule.

The outcomes of this action, the inquiries by the SEC, the CBOE and the Amex investigations are as yet unknown.

In February 2004, the Executive Board proposed and the Supervisory Board approved payment of a dividend of EUR 2.9 million out of Retained Earnings to the holders of financing preferred A and B shares. No dividend on financing preferred shares was charged against Net Income attributable to common shareholders as a result of the Net loss incurred for the year ended December 31, 2003.

On February 16, 2004, the Company reached agreement under which it replaced all existing credit lines at year-end 2003 with a new three-part facility, consisting of a $ 43.9 million credit line expiring December 31, 2004, a special purpose facility of $ 31.4 million to fund the settlement with the NYSE/SEC and expiring June 1, 2005, and a EUR 5 million overdraft facility. The amounts drawn on the credit facilities at the end of 2003 were repaid by drawing on these new facilities on February 16, 2004. The Company has posted security for this agreement in the amount of approximately $ 49 million, consisting of loans advanced to third parties, the tax refund arising out of the fiscal write-down of the intangible assets of Cohen, Duffy, McGowan, LLC and the consideration from the sale of Van der Moolen UK Limited. In addition, all the Company's operating units with the exception of VDM Specialists USA, LLC are jointly and severally liable for amounts drawn on this facility. Amounts drawn under this facility (other than the overdraft position) and subsequently repaid may not be re-drawn. The credit agreement includes no financial covenants, but includes covenants concerning taking up of additional debt, negative pledge, material adverse change, acquisitions, sale of assets or shares, merger and change of commercial activity. For the dollar portion of the facility, interest is set at 2 to 2.5% over Libor. Interest on the euro portion of the facility is set at 1% over the bank's base lending rate. These new facilities - other than the EUR
5 million overdraft line - carry monthly repayment obligations of

VAN DER MOOLEN HOLDING N.V.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



================================================================================


approximately $ 3.3 million, with effect from March 16, 2004, as well as mandatory repayments of amounts on third party loans, the tax refund resulting from the fiscal write-down of intangibles related to Cohen, Duffy, McGowan, LLC and the proceeds following the sale of Van der Moolen UK Limited. The total of these mandatory repayments in 2004 is expected to be approximately $ 39 million. When the amounts drawn on the $ 43.9 million facility have been fully repaid according to this schedule, amounts equivalent to the monthly repayment obligation and any remaining mandatory repayments will be placed in escrow for the benefit of the credit provider, up to an amount equal to the $ 31.4 million facility. A condition of drawing under the $ 31.4 million facility is that the partners in VDM Specialists USA, LLC must at all times contribute their pro rata share of the NYSE/SEC settlement. At April 14, 2004, $ 9 million has been drawn under the $ 31.4 million facility for the purpose of funding the NYSE/SEC settlement.

On March 2, 2004, Van der Moolen Holding N.V. issued a letter of support in favor of VDM Specialists USA, LLC to enable it to meet its obligations and continue its business activities over the twelve-month period ending March 2, 2005. This support is solely for the benefit of VDM Specialists USA, LLC and cannot be relied upon by a third party. This support is capped at a maximum of $ 10 million and is subsequently reduced as a result of the capitalization of VDM Specialists USA, LLC in April 2004, in the amount of $ 9 million.

On March 11, 2004, a new action, Rosenbaum Partners, LP v The New York Stock Exchange, Inc., et al., No. 04 CV 2038, was filed in the United States District Court for the Southern District of New York. See note 24 for details.

On April 19, 2004, VDM Specialists USA, LLC issued junior subordinated notes in the aggregate principal amount of $1.1 million to certain of its minority members. These notes mature on October 31, 2005 and bear interest at an annual rate of 7%. The purpose of these notes is to enable VDM Specialists USA, LLC to satisfy applicable New York Stock Exchange net capital and net liquid assets requirements.

On April 22, 2004, the Company sold 780,000 of its own shares for an aggregate amount of approximately EUR 5.6 million.

                                  EXHIBIT INDEX

The following instruments and documents are included as exhibits to this annual report.



EXHIBIT NUMBER          DESCRIPTION
---------------------   -----------------------------------------------------------------------------------
1.1*                    Articles of Association of the Company.

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

2.2**                   Form of American Depositary Receipt.

4.1**+                  Amended and Restated Operating Agreement of VDM Specialists USA, LLC.

4.2*+                   Amended and Restated Operating Agreement of VDM Specialists USA, LLC dated
                        February 2, 2004.

4.3*+                   First Amendment dated April 1, 2004 to the Amended and Restated Operating
                        Agreement of VDM Specialists USA, LLC dated February 2, 2004.

4.4*+                   Second  Amendment dated May 1, 2004 to the Amended and Restated Operating
                        Agreement of VDM Specialists USA, LLC dated February 2, 2004.

8*                      Subsidiaries of the registrant.

12.1*                   Certification of the Chief Executive Officer pursuant to section 302 of the
                        Sarbanes-Oxley Act of 2002.

12.2*                   Certification of the Chief Financial Officer pursuant to section 302 of the
                        Sarbanes-Oxley Act of 2002.

13.1*                   Certification of the Chief Executive Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

13.2*                   Certification of the Chief Financial Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.


-----------------

*    Filed herewith.

** Incorporated by reference to the Company's Registration Statement on Form 20-F (SEC File No. 333-1-16731) filed with the Securities and Exchange Commission on October 15, 2001.

+ Confidential treatment has been requested. Confidential materials have been redacted and separately filed with the Securities and Exchange Commission.