Form 20-F
period 2004-12-31
VAN DER MOOLEN HOLDING NV
filed 2005-06-30
CIK 1072245

As filed with the Securities and Exchange Commission on June 30, 2005

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 13(g) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                                      OR
  [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934
                   For the fiscal year ended December 31, 2004
                                       OR
     [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

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

Title of each class                                     Name of each exchange on
Common shares of (euro)0.08 each                        which registered
American Depositary Shares, each of                     New York Stock Exchange*
which represents one common share                       New York Stock Exchange

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

                                      None
                                (Title of Class)

 Number of outstanding shares of each of the registrant's classes of capital or common stock as of December 31, 2004, the close of the period covered by the annual report:

                            38,317,100 common shares
                      251,000 financing preferred A shares
                      391,304 financing preferred B shares

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

                                 Yes [X]      No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow:

                             Item 17 [ ] Item 18 [X]

                                TABLE OF CONTENTS
                                                                            Page
Presentation of Financial and Other Information                                3
--------------------------------------------------------------------------------
Forward-Looking Statements                                                     4
--------------------------------------------------------------------------------

PART I                                                                         5
--------------------------------------------------------------------------------
Item 1:    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS               5
--------------------------------------------------------------------------------
Item 2:    OFFER STATISTICS AND EXPECTED TIMETABLE                             5
--------------------------------------------------------------------------------
Item 3:    KEY INFORMATION                                                     5
--------------------------------------------------------------------------------
Item 4:    INFORMATION ON THE COMPANY                                         23
--------------------------------------------------------------------------------
Item 5:    OPERATING AND FINANCIAL REVIEW AND PROSPECTS                       39
--------------------------------------------------------------------------------
Item 6:    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES                         60
--------------------------------------------------------------------------------
Item 7:    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS                  69
--------------------------------------------------------------------------------
Item 8:    FINANCIAL INFORMATION                                              71
--------------------------------------------------------------------------------
Item 9:    THE OFFER AND LISTING                                              77
--------------------------------------------------------------------------------
Item 10:   ADDITIONAL INFORMATION                                             79
--------------------------------------------------------------------------------
Item 11:   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK         96
--------------------------------------------------------------------------------
Item 12:   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES             99
--------------------------------------------------------------------------------

PART II                                                                      100
--------------------------------------------------------------------------------
Item 13:   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES                   100
--------------------------------------------------------------------------------
Item 14:   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
-------------------------------------------------------------------
           AND USE OF PROCEEDS                                               100
--------------------------------------------------------------------------------
Item 15:   CONTROLS AND PROCEDURES                                           100
--------------------------------------------------------------------------------
Item 16A:  AUDIT COMMITTEE FINANCIAL EXPERT                                  100
--------------------------------------------------------------------------------
Item 16B:  CODE OF ETHICS                                                    100
--------------------------------------------------------------------------------
Item 16C:  PRINCIPAL ACCOUNTING FEES AND SERVICES                            100
--------------------------------------------------------------------------------
Item 16D:  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES        101
--------------------------------------------------------------------------------
Item 16E:  PURCHASES OF EQUITY SECURITIES BY ISSUER AND AFFILIATED
           PURCHASERS                                                        101
--------------------------------------------------------------------------------

PART III                                                                     102
--------------------------------------------------------------------------------
Item 17:   FINANCIAL STATEMENTS                                              102
--------------------------------------------------------------------------------
Item 18:   FINANCIAL STATEMENTS                                              102
--------------------------------------------------------------------------------
Item 19:   EXHIBITS                                                          103
--------------------------------------------------------------------------------

                 Presentation of Financial and Other Information

We prepare our financial statements on a consolidated basis in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). U.S. GAAP selected consolidated financial information as of and for the years ended December 31, 2004, 2003, 2002, 2001 and 2000, together with our U.S. GAAP consolidated financial statements and the notes thereto as of and for the years ended December 31, 2004, 2003 and 2002, are set forth elsewhere in this annual report. We will also continue to prepare our annual financial statements on a consolidated basis in accordance with U.S. GAAP. We will prepare our annual financial statements in accordance with International Financial Reporting Standards for the year ending December 31, 2005, at which time we will cease producing our annual financial statements in accordance with Dutch GAAP. All of the financial information presented in this annual report has been prepared in accordance with U.S. GAAP.

In this annual report, we have translated euro amounts into dollars at an exchange rate of (euro)1.00 to $1.3538, the December 31, 2004 noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, solely for the convenience of the reader. You should not construe these translations as representations that the euro amounts actually represent such dollar amounts or that we could convert these amounts into dollars at the rate indicated. On June 24, 2005, the noon buying rate was (euro)1.00 to $1.2088.
See "Key Information -- Selected Consolidated Financial Data -- Exchange Rate Information" for historical information regarding the exchange rate of dollars for the euro.

                           Forward-Looking Statements

This annual report contains forward-looking statements within the meaning of, and which have been made pursuant to, the Private Securities Litigation Reform Act of 1995. All statements regarding our future financial condition, results of operations and business strategy, plans and objectives are forward-looking. Statements containing the words "anticipate," "believe," "intend," "estimate," "expect," "hope," and words of similar meaning are forward-looking. In particular, the following are forward-looking in nature:

o    statements with regard to strategy and management objectives;
o    pending or potential acquisitions;
o pending or potential litigation and government investigations, including litigation and investigations concerning specialist trading in the United States;
o    future revenue sources;
o the effects of changes or prospective changes in the regulation or structure of the securities exchanges on which our subsidiaries operate; and
o trends in results, performance, achievements or conditions in the markets in which we operate including, in particular, the New York Stock Exchange.

These forward-looking statements involve risks, uncertainties and other factors, some of which are beyond our control, which may cause our results, performance, achievements or conditions in the markets in which we operate to differ, possibly materially, from those expressed or implied in these forward-looking statements. We describe certain important factors to consider in connection with these forward-looking statements under "Key Information - Risk Factors" and elsewhere in this annual report. We caution you not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this annual report. We have no obligation to update these forward-looking statements.

PART I

Item 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3: KEY INFORMATION

(A)  Selected Consolidated Financial Data

You should read the following selected U.S. GAAP historical financial data in conjunction with "Operating and Financial Review and Prospects", as well as our consolidated financial statements and the notes thereto, which we have included elsewhere in this annual report. We refer herein to our consolidated financial statements and the notes thereto as our U.S. GAAP consolidated financial statements. Our U.S. GAAP consolidated financial statements have been audited by PricewaterhouseCoopers Accountants N.V., independent auditors. The profit and loss data contained in our U.S. GAAP consolidated financial statements for the years ended December 31, 2004, 2003 and 2002 and the balance sheet data as of December 31, 2004 and 2003 have been adjusted in accordance with SFAS No. 144 to reflect the effect of discontinued operations. See note 3 to our U.S. GAAP consolidated financial statements for further information relating to SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". Selected consolidated financial data for the years ended December 31, 2001 and 2000 have been adjusted accordingly for comparative purposes. Further, total assets and total liabilities as of December 31, 2003, 2002, 2001 and 2000 have been increased as a result of the correction of an error in the presentation of cash and cash equivalents and bank overdrafts (shown in short-term borrowings). Further details of this restatement are included in note 2 to our U.S. GAAP consolidated financial statements and in footnote 6 to the financial information presented hereafter. We have included a convenience translation of euro amounts into dollars for the following selected U.S. GAAP financial data as of and for the year ended December 31, 2004 at the noon buying rate on December 31, 2004 of
(euro)1.00 = $1.3538. You should not construe these translations as representations that the euro amounts actually represent such dollar amounts or that we could convert these amounts into dollars at the rate indicated.

-----------------------------------------------------------------------------------------------------------------------------
                                                  2004          2004          2003          2002          2001          2000
                                                 (in $     (in (euro)    (in (euro)    (in (euro)    (in (euro)    (in (euro)
                                             millions,     millions,     millions,     millions,     millions,     millions,
                                            except per    except per    except per    except per    except per    except per
                                            share data)   share data)   share data)   share data)   share data)   share data)
-----------------------------------------------------------------------------------------------------------------------------
Consolidated Profit and Loss Account Data:
Revenues:
 Specialist activities                         $  96.2  (euro)  71.1  (euro) 100.8  (euro) 227.0  (euro) 233.4  (euro) 273.7
 Proprietary trading/market making activities     31.7          23.4          24.7          49.6          60.0         111.3
 Commission income                                33.3          24.6          28.1          35.0          38.5          39.0
 Net interest income from stock lending
  activities                                       4.9           3.6           3.4           4.2           5.1           6.3
                                             --------------------------------------------------------------------------------
Total revenues from continuing operations      $ 166.1  (euro) 122.7  (euro) 157.0  (euro) 315.8  (euro) 337.0  (euro) 430.3
                                             --------------------------------------------------------------------------------
Expenses:
 Exchange, clearing and brokerage fees            29.0          21.4          23.5          33.0          23.9          21.6
 Employee compensation and benefits(1)            47.0          34.7          42.3          78.7          85.9         113.7
 Lease of exchange memberships                    10.4           7.7          13.8          15.7          11.8           7.7
 Information and communication expenses            4.1           3.0           3.4           4.9           4.6           4.4
 General and administrative expenses(2)           19.6          14.5          12.0          19.7          27.4          16.6
 Depreciation and amortization                    10.0           7.4           9.0          10.9          20.5          16.0
 Provision for NYSE/SEC investigation               --            --          45.7            --            --            --
 Impairment of intangible fixed assets            11.1           8.2          49.2            --            --            --
 Impairment of other assets                        7.6           5.6            --            --            --            --
                                             --------------------------------------------------------------------------------
Total expenses                                 $ 138.8  (euro) 102.5  (euro) 198.9  (euro) 162.9  (euro) 174.1  (euro) 180.0
                                             --------------------------------------------------------------------------------
Income/(loss) from continuing operations       $  27.3  (euro)  20.2  (euro) (41.9) (euro) 152.9  (euro) 162.9  (euro) 250.3
                                             --------------------------------------------------------------------------------
Income/(loss) from associates                       --            --            --            --          (0.1)          0.2
Gain on disposal of long-term investments and
 associates                                         --            --           0.9            --          29.8          10.9
Interest expense, net                            (10.3)         (7.6)         (8.9)        (13.0)        (10.1)         (6.4)
Interest expense, capital subject to
 mandatory redemption, net(1)                    (10.7)         (7.9)         (2.4)           --            --            --
Other income                                       1.8           1.3           6.1           5.1           8.3           1.7
                                             --------------------------------------------------------------------------------
Income/(loss) from continuing operations
 before income taxes(3)                        $   8.1  (euro)   6.0  (euro) (46.2) (euro) 145.0  (euro) 190.8  (euro) 256.7
                                             --------------------------------------------------------------------------------
Provision for income taxes(2)                      0.8           0.6          12.2         (46.1)        (48.5)        (85.7)


                                            ---------------------------------------------------------------------------------
                                                  2004          2004          2003          2002          2001          2000
                                                 (in $     (in (euro)    (in (euro)    (in (euro)    (in (euro)    (in (euro)
                                             millions,     millions,     millions,     millions,     millions,     millions,
                                            except per    except per    except per    except per    except per    except per
                                            share data)   share data)   share data)   share data)   share data)   share data)
                                            ---------------------------------------------------------------------------------

Minority interest(1)                               3.4           2.5            --         (35.3)        (35.3)        (45.5)
                                            ---------------------------------------------------------------------------------
Net income/(loss) from continuing operations      12.3           9.1         (34.0)         63.6         107.0         125.5
                                            ---------------------------------------------------------------------------------
Net income/(loss) from discontinued
 operations(3)                                   (24.5)        (18.1)        (24.6)        (33.5)        (14.9)         (1.3)
                                            ---------------------------------------------------------------------------------
Net income/(loss)                              $ (12.2) (euro)  (9.0) (euro) (58.6) (euro)  30.1  (euro)  92.1  (euro) 124.2
                                            =================================================================================
As adjusted to reflect our three-for-one
 stock split that took effect on May 1,
 2001:
                                                                                                                -------------
Basic earnings per share (4)                   $ (0.42) (euro) (0.31) (euro) (1.55) (euro)  0.71  (euro)  2.34  (euro)  3.28
Diluted earnings per share (5)                 $ (0.42) (euro) (0.31) (euro) (1.55) (euro)  0.71  (euro)  2.32  (euro)  3.25
Basic earnings per share from discontinued
 operations                                    $ (0.64) (euro) (0.47) (euro) (0.65) (euro) (0.87) (euro) (0.39) (euro) (0.04)
Diluted earnings per share from discontinued
 operations                                    $ (0.64) (euro) (0.47) (euro) (0.65) (euro) (0.87) (euro) (0.39) (euro) (0.03)

------------------------------------------------------------------------------------------------------------------------------
                                                                          2003, as      2002, as        2001, as     2000, as
                                                  2004          2004    restated(6)   restated(6)     restated(6)  restated(6)
                                                 (in $     (in (euro)    (in (euro)    (in (euro)      (in (euro)   (in (euro)
                                              millions)     millions)     millions)     millions)       millions)    millions)
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
Consolidated Balance Sheet Data:
Assets:
Cash and cash equivalents (6)                  $ 390.2  (euro) 288.2  (euro) 383.8  (euro) 575.1  (euro)   557.9 (euro) 273.9
  Cash segregated under federal and other
   regulations                                      --            --            --            --             0.6          0.5
  Securities purchased under agreements to
   resell                                           --            --            --            --            11.3        156.4
  Receivable from clearing organizations
   and professional parties                       36.3          26.8          69.2         364.7           729.0        120.7
  Securities owned, at market value (7)          171.8         126.9         227.2         393.7           846.1        473.4
  Not readily marketable financial
   instruments                                      --            --           0.1           0.1             0.2          6.4
  Loans receivable                                  --            --          11.9          11.9            19.7         25.8
  Stock borrowed                                  822.2        607.3       1,445.4       1,102.1         1,685.0      1,469.6

                                                                              As of December 31,
                                             --------------------------------------------------------------------------------------
                                                                             2003, as       2002, as       2001, as       2000, as
                                                  2004          2004      restated(6)    restated(6)     restated(6)    restated(6)
                                                 (in $     (in (euro)      (in (euro)     (in (euro)      (in (euro)     (in (euro)
                                              millions)     millions)       millions)      millions)       millions)      millions)
                                             ----------  -------------- -------------- -------------- -------------- --------------

  Memberships in exchanges:
    Owned, at cost (market value of (euro)
     12.3 million, (euro) 12.1 million,
     (euro)  20.6 million, (euro) 28.0
     million and (euro) 20.8 million
     respectively)                                21.3            15.7           13.3           18.1           21.5           19.2
    Contributed by members, at market value        4.2             3.1            9.5           21.0           27.5           15.0
Deferred tax assets, net                           7.3             5.4            6.0             --             --             --
Property and equipment, net                        5.5             4.1            5.9            8.4           11.1            7.9
Goodwill, net                                     64.4            47.6           59.4          141.9          176.5          129.0
Other intangible assets, net                     253.4           187.2          208.1          266.7          293.7          212.0
Held-for-sale assets(8)                             --              --          417.7          501.1             --             --
Other assets                                      33.7            24.9           39.9           29.4           35.7           41.1
                                             ----------  -------------- -------------- -------------- -------------- --------------
Total assets                                  $1,810.3   (euro)1,337.2  (euro)2,897.4  (euro)3,434.2  (euro)4,415.8  (euro)2,950.9
                                             --------------------------------------------------------------------------------------
Liabilities and shareholders' equity:

Liabilities:

Short-term borrowings(6)                          94.1            69.5          195.0          310.5          312.3          214.9

Payable to clearing organizations and
 professional parties                             25.2            18.6           10.0           40.2          151.9           70.3

Securities sold, not yet purchased, at market
 value (7)                                       159.2           117.6          231.6          651.1        1,249.0          403.8

Stock loaned                                     802.0           592.4        1,444.1        1,126.6        1,690.6        1,446.7

Current taxes payable                             16.7            12.3            7.8           20.8           19.0           39.3

Accounts payable, accrued expenses, and other
 liabilities                                      43.3            32.0           26.0           22.3           61.8           94.6

Held-for-sale liabilities(8)                        --              --          403.5          473.1             --             --

Provision for NYSE/SEC investigation                --              --           45.7             --             --             --

Deferred tax liabilities, net                      8.0             5.9            2.8           11.5           17.1           10.1

Notes payable                                      7.3             5.4            6.9            7.3           69.6           17.5

Capital subject to mandatory redemption(1)          --              --           17.4             --             --             --

Subordinated borrowings:

Subordinated notes                               180.3           133.2          149.0          197.3          180.4           74.6

Memberships in exchanges, contributed by
 members, at market value                          4.2             3.1            9.5           21.0           27.5           15.0

Minority interest                                 22.7            16.8             --           29.2           31.6           26.7

                                     ------------------------------------------------------------------------------------------
                                                                      2003, as        2002, as       2001, as        2000, as
                                          2004            2004      restated(6)     restated(6)     restated(6)    restated(6)
                                         (in $       (in (euro)      (in (euro)      (in (euro)      (in (euro)      (in (euro)
                                      millions)       millions)       millions)       millions)       millions)       millions)
                                     ------------------------------------------------------------------------------------------

                                     ------------------------------------------------------------------------------------------
Shareholders' equity:

  Financing preferred A shares,
   (euro) 0.60 (9) par value,
   authorized 1,200,000 shares,
   issued and outstanding 251,000,
   251,000, 251,000, 241,000 and
   236,000 shares, respectively            0.1             0.1             0.1             0.1             0.1             0.1

  Financing preferred B shares,
   (euro) 0.60 (9) par value,
   authorized 1,200,000 shares,
   issued and outstanding 391,304
   shares                                  0.4             0.3             0.3             0.3             0.3             0.2

  Common shares, (euro) 0.08 (9)
   par value, authorized 54,000,000
   shares, issued and outstanding
   38,419,282, 38,419,282,
   38,419,282, 37,502,455 and
   37,061,811 shares                       4.2             3.1             3.1             3.1             3.0             2.8

  Treasury shares                         (3.2)           (2.4)           (8.1)             --              --              --

  Additional paid-in capital             375.8           277.6           277.1           272.3           242.8           229.9

  Retained earnings                      236.0           174.3           189.1           275.1           289.3           257.8

  Accumulated other comprehensive
   income                               (166.0)         (122.6)         (113.5)          (27.6)           69.5            46.6
                                     ------------------------------------------------------------------------------------------
Total shareholders' equity            $  447.3  (euro)   330.4  (euro)   348.1  (euro)   523.3  (euro)   605.0  (euro)   537.4
                                     ------------------------------------------------------------------------------------------
Total liabilities and shareholders'
 equity                               $1,810.3  (euro) 1,337.2  (euro) 2,897.4  (euro) 3,434.2  (euro) 4,415.8  (euro) 2,950.9
                                     ==========================================================================================

                                                                      As of and for the year ended December 31,
------------------------------------------------------------------------------------------------------------------------
                                                                   2004        2003        2002        2001        2000
------------------------------------------------------------------------------------------------------------------------
Other Financial and Operating Data:
Pre-tax return on equity (10)                                     (4.3%)     (24.1%)       10.5%       21.8%       39.1%
Percent of revenues (11)
Specialist activities:                                             58.0%       64.2%       71.9%       69.3%       63.6%
Proprietary trading/market making activities                       19.1%       15.7%       15.7%       17.8%       25.9%
Commission income                                                  20.0%       17.9%       11.1%       11.4%        9.1%
Net interest income from stock lending activities                   2.9%        2.2%        1.3%        1.5%        1.4%
Weighted average number of common shares outstanding (12)    38,078,411  37,797,329  38,388,043  38,139,964  36,990,191
VDM Specialists
  Number of common stock listings (13)                              387         383         379         388         239

(1) We adopted SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" as from January 1, 2003 and as of that date minority interest is presented as capital subject to mandatory redemption in the Consolidated Statement of Financial Condition. On December 1, 2004, VDM Specialists amended its operating agreement and based on a review of the terms of the amended operating agreement the Company determined that the minority members' capital was not redeemable upon an event certain to occur and consequently that the characteristics of these financial instruments conform to those of equity instruments. Consequently, as from December 1, 2004, the minority members' capital of VDM Specialists is classified as minority interest. In 2003 and for the period January 1, 2004 - December 1, 2004, all income distributable to the Company's minority members is recorded as interest expense and any net loss as a reduction of interest expense. For the period December 1, 2004 through December 31, 2004 all income distributable to the Company's minority members, including interest on minority members' capital contributions is presented as minority interest in the Consolidated Statement of Income. Prior year amounts have not been reclassified, except that interest on minority members' capital contributions previously reported in 2000, 2001 and 2002 as a component of employee compensation and benefits has been reclassified to minority interest.
(2) Unincorporated business tax expenses are included within provision for income taxes. For the years ended December 31, 2000 and 2001 these expenses have been reclassified from general and administrative expenses to provision for income taxes for consistency purposes.
(3) Discontinued operations comprise Cohen, Duffy, McGowan, LLC, Kenny & Co., Van der Moolen Opties Amsterdam B.V., Van der Moolen UK, Ltd. and Van der Moolen Options USA, LLC.
(4) Calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding. See note 19 to our U.S. GAAP consolidated financial statements.
(5) Calculated in the same manner as basic earnings per common share and reflects the dilutive effect of the common shares deliverable pursuant to stock options and warrants. See note 19 to our U.S. GAAP consolidated financial statements.
(6) Total assets and total liabilities at December 31, 2003, 2002, 2001 and 2000 have been increased by (euro)134.7 million, (euro)281.1 million,
     (euro)265.6 million and (euro)208.4 million, respectively, as a result of the correction of an error in the presentation of cash and cash equivalents and bank overdrafts (shown in short-term borrowings) in prior years. Cash and cash equivalents and bank overdrafts are recognized on a gross basis where there is no legally enforceable right to offset the recognized amounts and there is no intention to settle on a net basis. The Company is a party to a cash pooling agreement with one of its bankers, in accordance with which the Company earns or incurs interest on the net balance. However, the Company has no legal right to offset balances under this pooling agreement. Previously, the Company presented cash and cash equivalents and bank overdrafts that were subject to this pooling agreement on a net basis. Prior period balances have been restated so as to present balances subject to the pooling agreement on a gross basis. See note 2 to our U.S. GAAP consolidated financial statements.
(7) As of December 31, 2003, positions in ADRs and shares arising from arbitrage activities are reflected gross in the balance sheet. Prior year data has been adjusted accordingly.
(8) Held-for-sale assets and held-for-sale liabilities represent assets and liabilities of Van der Moolen UK, Ltd.
(9) As a result of our having amended our articles of association on May 1, 2001, the par value of our financing preferred A shares, financing preferred B shares and common shares was changed from NLG 1.25, NLG 1.25 and NLG 0.50 to (euro)0.60, (euro)0.60 and (euro)0.08, respectively.
(10) Pre-tax return on equity is calculated by dividing income before income taxes after minority interests (including from discontinued operations) by shareholders' equity.
(11) Revenues as a percentage of revenues from continuing operations.
(12) As adjusted to reflect our three-for-one stock split that took effect on May 1, 2001.
(13) Represents the number of common stock issues on the New York Stock Exchange for which VDM Specialists acts as the specialist.


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

The following tables present information concerning the exchange rate of dollars to the euro. Amounts are expressed in dollars per (euro)1.00 during the relevant period. These amounts are indicative only and are not necessarily the same rates at which we translated dollars into euro during any of the financial periods discussed in this annual report.


For the year ended December 31,              Rate at period end       Average(1)             High               Low
----------------------------------------     ------------------     ------------     ------------     --------------
2000                                                     0.9427           0.9238           1.0414            0.8230
2001                                                     0.8895           0.8961           0.9594            0.8352
2002                                                     1.0492           0.9506           1.0505            0.8565
2003                                                     1.2595           1.1419           1.2647            1.0336
2004                                                     1.3554           1.2494           1.3666            1.1761


----------------------------------------
Source: Bloomberg.

(1) Calculated by using the average of the exchange rates on the last day of each month during the relevant period.



For the month ended                                           Rate at period end             High               Low
----------------------------------------     ------------------     ------------     ------------     --------------
December 31, 2004                                                         1.3554           1.3666            1.3139
January 31, 2005                                                          1.3038           1.3582            1.2922
February 29, 2005                                                         1.3228           1.3280            1.2732
March 31, 2005                                                            1.2964           1.3482            1.2857
April 30, 2005                                                            1.2873           1.3125            1.2766
May 31, 2005                                                              1.2304           1.2990            1.2296


----------------------------------------
Source: Bloomberg.


The noon buying rate for the euro on June 24, 2005 was (euro)1.00 = $1.2088. Fluctuations in the exchange rate between the euro and the dollar will affect the dollar equivalent of the price of the common shares on Euronext, which will likely affect the market price of our American Depositary Shares ("ADSs") on the New York Stock Exchange. These fluctuations will also affect the dollar amounts received by owners of ADSs on the conversion of any dividends we pay in euro on the common shares.


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

We derive a substantial majority of our revenues 81.2%, 78.7% and 82.9% of total revenues in 2004, 2003 and 2002, respectively) from our New York Stock Exchange specialist subsidiary, Van der Moolen Specialists USA, LLC, which we refer to in this annual report as VDM Specialists or Van der Moolen Specialists. The recent difficult global market and economic conditions have resulted in a decline in VDM Specialists' revenues from (euro)266.7 million in 2002 to
(euro)133.1 million in 2003 and (euro)99.6 million in 2004. If conditions do not improve or decline further, our revenues will continue to be adversely affected. In addition, if demand for its specialist services fails to grow or declines, our potential revenue growth would be adversely affected. We expect our New York Stock Exchange specialist activities to continue to account for a significant portion of our revenues for the foreseeable future. Our future success will depend on:
o    development in trading volumes with an appropriate level of volatility;
o VDM Specialists' success in being chosen to act as specialist for newly listed companies and the potential loss of trading assignments through acquisition or other means;
o VDM Specialists' ability to respond to regulatory and technological changes;
o    VDM Specialists' ability to respond to changing demands in the marketplace;
     and
o the effect of alternative trading systems and other "third market" execution venues on the volume of trading through specialists on the New York Stock Exchange.

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

In February 2004 and again in August 2004, the New York Stock Exchange proposed to expand its Direct+ (R) trading system to eliminate its current limits on the size, timing and types of orders that may be executed electronically through the Direct+ (R) system, and thereby create a hybrid market intended to incorporate a number of new trade execution options while preserving the option of access to auction price discovery and deep liquidity. Specifically, the New York Stock Exchange's proposals would eliminate the 1,099-share restriction on New York Stock Exchange Direct + (R) orders, as well as the prohibition against entering orders for the same account within 30 seconds, and would permit market orders and immediate-or-cancel orders to be eligible for Direct+ (R) execution. In addition, the New York Stock Exchange's proposals contain a number of other new features designed, according to the New York Stock Exchange's statements, to "create a liquidity pool accessible for electronic and auction price discovery; the opportunity for benefits associated with human judgment at the point of sale; and accountable performance with focused communication by specialists." The New York Stock Exchange has indicated that it already has begun the technical work necessary to implement its proposed changes to the New York Stock Exchange Direct+ (R) system and has estimated that, subject to approval of its proposed changes by the SEC, a pilot or phased start of the new Direct+ (R) system will commence sometime in 2005.

On April 6, 2005, the SEC voted to adopt Regulation NMS, which contains numerous new rules that could have a material adverse effect on our business, results of operations and cash flows. In particular, its distinction between "fast markets" and others has motivated the New York Stock Exchange to modify its execution model in ways that could, depending on how investors choose to employ the new model, reduce our opportunities to act as counterparty to New York Stock Exchange orderflow. The effects of these changes are difficult to predict, but they may result in an increase in the number of orders for New York Stock Exchange listed shares that are executed off of the New York Stock Exchange floor, which may reduce our revenues from our New York Stock Exchange floor activities.

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

Historically, a small number of companies listed on the New York Stock Exchange have accounted for a significant portion of VDM Specialists' revenues, operating profit and cash flows. The loss of its specialist designation with respect to any of these listed companies could have an adverse effect on our revenues, operating profit and cash flows. For the years ended December 31, 2002, 2003 and 2004, transactions in our ten most actively traded specialist stocks accounted for 26.6%, 34.0% and 33.4% of our total New York Stock Exchange specialist revenues, respectively. For the year ended December 31, 2004, our ten most actively traded specialist stocks were Pfizer, Eli Lilly, Hewlett-Packard, Guidant, Walt Disney, Wyeth, Kohl's Corp., Nortel Networks, HCA, and International Paper. We cannot assure you that VDM Specialists will be able to retain its specialist designation with respect to these or other listed companies. VDM Specialists can lose the specialist assignment in these listed companies if they cease to be traded on the New York Stock Exchange as a result of being acquired or are otherwise de-listed, which in turn can adversely affect our revenues. This was the case, for example, in March 2004 when VDM Specialists lost its specialist assignment for FleetBoston Financial following its merger with Bank of America. In addition, if the New York Stock Exchange were to determine that VDM Specialists has failed to fulfill its obligations as specialist for a listed company, its registration as a specialist for that listed company could be cancelled or suspended. Alternatively, a company can request to be reassigned if it can present the New York Stock Exchange with substantive reasons to support its request. While this process would normally take approximately one year to complete, there is a proposal to shorten this process to three months.

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

As described more fully in "Financial Information -- Consolidated Statements and Other Financial Information -- Regulatory Proceedings and Litigation", in 2004 we announced a settlement with the New York Stock Exchange and the SEC of charges resulting from an investigation into alleged improper trading practices by employees at several New York Stock Exchange specialist firms, including VDM Specialists. The settlement, which was agreed on the basis of no admission or denial, was entered into in connection with alleged violations of Section 11(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), and rules promulgated thereunder concerning New York Stock Exchange specialist trading, including the requirement that a specialist maintain a fair and orderly market, and violations of Section 15(b)(4)(E) of the Exchange Act, including failure to supervise with respect to certain transactions in which one or more of our employees allegedly violated Section 10(b) of the Exchange Act and Rule 10b-5 thereunder. Pursuant to the settlement, we announced that VDM Specialists will pay a total of $57.7 million in restitution to customers and civil penalties for certain trades that occurred during the five-year period from 1999 to 2003. In addition, we have agreed to implement additional internal compliance procedures and retain an independent consultant to review and evaluate certain of our existing compliance systems, policies and procedures. See "Financial Information -- Consolidated Statements and other Financial Information -- Regulatory Proceedings and Litigation".

Immediately following this settlement, we placed on leave four specialist traders employed by VDM Specialists, and subsequently an additional four employees resigned. It is our understanding that these eight individuals are subject to individual investigation by the New York Stock Exchange the SEC and/or the office of the United States Attorney in connection with the alleged violations discussed above. Van der Moolen Holding N.V. and VDM Specialists expect to cooperate fully with the New York Stock Exchange and the SEC, as and when requested, in connection with these investigations.

In addition to the investigations relating to our specialist activities on the New York Stock Exchange, Cohen, Duffy, McGowan, LLC was the subject of an investigation by the American Stock Exchange's Enforcement Division. The investigation focused on charges of possible violations of American Stock Exchange Rule 156(b) and Article V, Section 4(h), combined with possible violations of the exchange's limit order display rule during the period between June 3, 2002 and May 30, 2003. Further, on February 25, 2004, the American Stock Exchange Enforcement Division commenced an investigation in relation to alleged violations of American Stock Exchange Rule 958A, also referred to as the "firm quote rule". In addition, Van der Moolen Options USA, LLC was the subject of an investigation by the Department of Market Regulation of the Chicago Board Options Exchange relating to compliance with the Chicago Board Options Exchange's firm quote rule, and the SEC requested data from all U.S. option exchanges, including all those on which our option units acted as specialists or in a similar capacity, regarding the functioning and trading practices of specialists on those exchanges. On May 11, 2004, the SEC requested financial information and information in respect of compliance procedures of Cohen, Duffy, McGowan, LLC. We have since disposed of our US options business and Cohen, Duffy, McGowan, LLC has been dissolved.

The New York Stock Exchange has also commenced an inquiry into broker-dealer stock-lending practices, focusing on transactions involving finders, including transactions carried out by VDM Specialists' stock lending department. While we have since closed down our stock lending operations, the outcome of this inquiry cannot be predicted at this time, including any regulatory action that the New York Stock Exchange might take against VDM Specialists or present and former employees of VDM Specialists, and any employment-related litigation that might be brought against VDM Specialists by former employees of VDM Specialists' stock lending business. See "Financial Information -- Consolidated Statements and other Financial Information -- Regulatory Proceedings and Litigation".

The investigations by the New York Stock Exchange and the SEC have resulted in the initiation of a number of class action lawsuits against Van der Moolen Holding N.V., VDM Specialists and certain of our officers and directors in the United States District Court for the Southern District of New York, as well as other proceedings in other courts. An action has been commenced in the United States District Court for the Northern District of Illinois against four national securities exchanges (the American Stock Exchange, the Chicago Board Options Exchange, the Philadelphia Stock Exchange and the Pacific Stock Exchange) and 35 securities brokers and/or dealers who made markets in options, including Cohen, Duffy, McGowan, LLC and VDM Options USA, LLC. For details of these legal proceedings, see "Financial Information - Consolidated Statements and Other Financial Information -- Regulatory Proceedings and Litigation".

Pursuant to section 5.5 of its operating agreement with minority members, VDM Specialists is required to advance funds for actual litigation expenses incurred by various present and former members in connection with these litigation and regulatory inquiries. All such advances have been recognized as expenses in the Consolidated Statement of Income. In 2004, an amount of approximately EUR 1.3 million was recognized (2003: EUR nil). There can be no assurance that further ligitation expenses of this nature will not arise, and such expenses could be material.

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

In connection with the settlement of the New York Stock Exchange and SEC investigations discussed elsewhere herein, we are required to comply with a set of undertakings which may be difficult to comply with.
In connection with our recent settlement with the New York Stock Exchange and SEC, we have agreed to comply with the following undertakings:

o implementation of systems and procedures to ensure appropriate follow-up and review with regard to information provided to VDM Specialists on a daily basis by the New York Stock Exchange with regard to specialists' override of the "principal inhibitor function" (principal inhibitor is a software upgrade to the New York Stock Exchange electronic specialist book that prevents a specialist from trading for his or her principal account when the software detects the presence of any unexecuted customer order on the same side of the market as the specialist's proposed principal trade), which identifies specialist principal trades that may have been effected while an executable agency order was reflected in the order book on the same side of the market;
o creation of a committee, including VDM Specialists' chief compliance officer and at least two members of senior management, specifically charged with meeting periodically (no less frequently than monthly) to evaluate specialist rule compliance;
o development and/or enhancement of systems and procedures to track and maintain records identifying the individuals acting as specialist for each security at all times throughout each trading day;
o annual certification, through the chief executive officer of VDM Specialists, that a review of principal trading at VDM Specialists has been conducted by the chief compliance officer of VDM Specialists for the purpose of detecting interpositioning, trading ahead and unexecuted limit order violations; and
o bi-annual assessment of, and reports on, the adequacy of the resources devoted to VDM Specialists' compliance function, and devotion of adequate funds and staffing to the appointment of an independent consultant to review and evaluate VDM Specialists' compliance systems, policies and procedures reasonably designed to ensure that VDM Specialists is in compliance with federal securities laws and New York Stock Exchange rules with regard to specialist trading.

While we believe that we are already in substantial compliance with all of the above undertakings, we can provide no assurance that, upon review, the New York Stock Exchange and/or the SEC will agree with our assessment. If we are, in the future, unable to satisfy or maintain compliance with any of these undertakings for reasons that we cannot foresee, such failure could have a material adverse effect on our business and our regulatory compliance structure.

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

Tax law in the United States or other jurisdictions in which we operate may change, as a result of which the effective tax rate to which we are subject may increase.
Our operations are subject to corporation tax on their earnings, and other tax levies, in each of the jurisdictions in which they are located. Changes in U.S. or other tax law may result in an increase in our effective tax rate. We are unable to predict changes in tax law that may adversely affect us.

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

Our trading transactions could result in trading losses.
The majority of our specialist and proprietary trading revenues is derived from trading by our subsidiaries as principal. Our subsidiaries may incur trading losses relating to these activities, because each primarily involves the purchase, sale or short sale of securities for its own account. In any period, our subsidiaries may incur trading losses in a significant number of securities for a variety of reasons, including the fulfillment of our subsidiaries' specialist obligations, which may require them to effect trades when it is not profitable to do so. See "Information on the Company -- Our Business -- VDM Specialists, LLC -- Specialist Activities" and "-- Regulation -- The United States". Although we have adopted risk management policies, we cannot be sure that these policies have been formulated properly to identify or limit our risks. Even if these policies are formulated properly, we cannot be sure that we will successfully implement them. As a result, we may not be able to manage our risks successfully to avoid trading losses.

We may not have sufficient capital in the future and may not be able to refinance our existing indebtedness or secure additional financing when we need it.
Our business depends on the availability of adequate capital. We cannot be sure that we will have sufficient capital in the future or that we will be able to refinance existing indebtedness or that additional financing, if required, will be available on a timely basis or on terms that are favorable to us. Historically, we have satisfied these needs with internally generated funds and bank credit facilities, as well as the issuance of financing preferred shares and common shares. We currently anticipate that our available cash resources and credit facilities will be sufficient to meet our anticipated working capital, regulatory capital and capital expenditure requirements through the end of 2005.

We may, however, need to raise additional funds to increase the capital available to us for our inventory positions, support expansion opportunities when they present themselves or to respond to unanticipated capital requirements, among other things. We may be required to obtain this additional financing on short notice as a result of rapid, unanticipated developments, such as a steep market declines.

Fluctuations in exchange rates have in the past and could in future adversely affect the results of our operations outside the euro region.
We publish our U.S. GAAP consolidated financial statements in euros. In 2004, we derived nearly all of our income from operations in the United States. Because of this exposure to non-euro currencies, fluctuations in the exchange rates used to translate foreign currencies, particularly the U.S. dollar, into euros will affect our reported results of operations and cash flows from year to year. Exchange rate fluctuations will also affect the value (denominated in euros) of our investments in our subsidiaries in the United States and the United Kingdom. Our shareholders' equity is denominated in euros and we pay dividends on our common shares in euros. The euro value of those dividends in other currencies is also subject to exchange rate fluctuations.

The contribution of our U.S. operations to our results has grown substantially during the last five years as a result of our acquisitions in the United States over the period. As a result, our sensitivity to changes in the value of the U.S. dollar has increased. See "Quantitative and Qualitative Disclosures About Market Risk".

We may have difficulty identifying and financing suitable acquisitions, and any acquisitions that we do complete could adversely affect operating results.
As part of our strategy, we continue to seek appropriate acquisition opportunities that we believe complement or expand our existing businesses. While growth by acquisition is part of our long-term strategy, we do not know if we will be able to identify appropriate acquisitions or be able to finance these acquisitions successfully once identified. Furthermore, an acquisition could require significant capital resources. Any failure to identify or finance future acquisitions may impair our growth.

Any acquisitions that we do complete will be accompanied by the risks commonly encountered with acquisitions of companies, such as the difficulty of integrating the operations and personnel of the acquired businesses, the potential disruption of our existing business, the assumption of unexpected liabilities relating to the acquired assets, difficulties with the imposition and maintenance of common standards, controls, procedures and policies, and the impairment of relationships with employees and counterparties as a result of difficulties arising out of integration. For example, some of our acquisitions completed in the last three years have not been successful for many of the reasons listed above, causing us to dispose of the relevant acquired business at a loss, and subjecting us to potential liability going forward arising out of on-going legal actions. See "Financial Information - Consolidated Statements and Other Financial Information - Regulatory Proceedings and Litigation".

Furthermore, the value of any business we acquire may be less than the amount we paid for it if, for example, there is a decline in the position of that business in the relevant market in which it operates or there is a decline in that market generally. Such decline in value, when considered with other relevant factors, could result in the impairment of goodwill, as was the case in the fourth quarters of 2004, 2003 and 2002. The amount of such impairment was charged to income from operations in the period in which it was determined that the impairment had occurred. See "Operating and Financial Review and Prospects -- Operating Results -- Overview -- Recent Accounting Pronouncements".

We are highly dependent on technology in order to operate our businesses effectively.
Our business activities require us to record and process accurately a very large number of transactions on a daily basis. Any failure or delay in recording or processing transactions could result in losses to us and could subject us to claims for losses and regulatory fines and penalties. We rely on our employees to operate and maintain our systems properly, and are similarly reliant on the proper functioning of the systems of the exchanges on which we operate, including in particular those of the New York Stock Exchange, as well as the systems of the depositary, clearing and settlement organizations with which we contract to support those operations. Our recording and processing of trades is subject to human, computer and mechanical errors. Moreover, extraordinary trading volume or other events could cause our systems, those of the exchanges on which we trade or those of the aforementioned depositary, clearing and settlement organizations, to operate at an unacceptably low speed or even fail. Our (or their) systems may fail as a result of hardware or software failure or power or telecommunications outages. Although we have back-up servers and systems and, in the case of VDM Specialists operate a disaster recovery site, these measures may not be effective in preventing an interruption of our business. Any significant degradation or failure of our information systems or any other systems we employ in the trading process, which could cause us to fail to complete transactions on a timely basis, could have an adverse effect on our business, financial condition, operating results and cash flows or could damage our relationships with our counterparties.

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

In addition to the Netherlands and the United States, we currently have operations in the United Kingdom and Germany, and trade remotely on the Borsa Italiana, the OMX Exchanges (comprising most Nordic and Baltic markets) and the SWX Swiss Exchanges. We also trade French stocks and fixed income instruments remotely from Amsterdam through Euronext and a number of other markets of which we are not members through third party intermediaries. We intend to expand our operations to other countries in the future. To continue expanding our services internationally, we will have to comply with the regulatory controls of each country in which we conduct business. The securities industry in all developed countries is heavily regulated. The varying compliance, capital and other requirements of these different regulatory jurisdictions and other factors may limit our ability to expand internationally. We are subject to minimum net capital requirements promulgated by the exchanges on which we operate.

Our revenues, operating results and cash flows depend on the volume and volatility of trading and our ability to translate the increase in volume and volatility to an increase in trading revenues on the U.S. and European securities markets on which we operate.
In 2004, we experienced a significant decline in the revenues and operating profit we earned. This decrease was largely the result of decreased trading activity on many of the markets on which we trade, and lower price volatility on those markets for a large portion of the year. These decreases resulted from a variety of influences, including uncertainty over the course of the U.S. economy, a reallocation of investors' portfolios away from equities and reduced price volatility (in currency terms) as equity prices declined. Any one or more of the following factors, most of which are beyond our control, could, if not reversed, in future periods result in a continued decrease in our revenues and operating results, as was the case in the year ended December 31, 2004 compared with the year ended December 31, 2003:
o   a sustained decline in the level of share price volatility;
o persistent changes in the characteristics of New York Stock Exchange order entry, such as continued decreases in the average size of orders or the concentration of trading activity at the opening or close of the market; and
o intermittent weakness in trading volumes on the exchanges where we are active.

In addition, sustained decreases in profitability, when considered with other relevant factors, could result in the impairment of goodwill, as was the case in the fourth quarters of 2004 and 2003. The amount of such impairment was charged to income from operations in the period in which it was determined that the impairment had occurred. See "Operating and Financial Review and Prospects -- Operating Results -- Overview -- Recent Accounting Pronouncements".

We are subject to minimum net capital requirements promulgated by the exchanges on which we operate.
Each exchange on which we operate maintains its own set of net capital requirements with which our subsidiaries must comply. In particular, if our subsidiaries fail to comply with certain minimum net capital requirements, they may be subject to penalties and fines. For example, VDM Specialists is required to maintain minimum net capital equivalent to the greater of $250,000 ((euro)184,665) or 2% of aggregate indebtedness computed in accordance with SEC Rule 15c3-3. In addition, the New York Stock Exchange requires members who are specialists, such as our subsidiary, VDM Specialists, to maintain a minimum regulatory capital dollar amount to establish that they can meet, with their own liquid assets, their position requirements (the net liquid asset requirement). Failure to maintain the required capital or net liquid assets may subject the firm to suspension or revocation of registration by the SEC and the New York Stock Exchange, and ultimately could require the firm's liquidation.

The application of minimum net liquid asset requirements may hinder our ability to make acquisitions.
The New York Stock Exchange requires any new specialist entity that results from a merger, acquisition, consolidation or other combination of specialist assets to maintain net liquid assets equivalent to the greater of either the aggregate net liquid assets of the specialist entities prior to their combination or the capital requirements prescribed under New York Stock Exchange Rule 104, which are described in "Information on the Company -- Regulation -- The United States -- Minimum Net Capital Requirements". If we were unable to meet any new net liquid asset or net capital requirements from internally generated funds, we would be required to seek external sources of funding in order to finance the acquisition of another New York Stock Exchange specialist firm. If we were unable to obtain such funds on favorable terms, we would be unable to make such an acquisition, which could hinder our ability to grow our U.S. specialist business through acquisition. Currently, the capital requirements for our businesses in Europe are not as demanding as the requirements placed on New York Stock Exchange specialists, but these rules are subject to change. We cannot predict the effect any such changes may have. However, on May 26, 2005 the directors of the New York Stock Exchange applied to the S.E.C. to change its rules governing the net liquid asset requirement in ways that would substantially reduce the amounts of net liquid assets that VDM Specialists and other New York Stock Exchange specialists are required to maintain.

Specialist rules may require us to make unprofitable trades or to refrain from making profitable trades.
Specialists operating on the New York Stock Exchange and other exchanges are assigned the role of conducting the auction in a particular security. When assigned a particular security, the specialist firm agrees to specific obligations including maintaining, as far as practicable, fair and orderly trading in that security. In acting as a specialist, our subsidiary, VDM Specialists, for example, is subjected to a high degree of risk by having to support an orderly market, maintain inventory positions and refrain from trading under some favorable conditions. Its role as a specialist, may, at times, require it to make trades that adversely affect its profitability, while at other times it may be required to refrain from trading for its own account in circumstances in which it may be advantageous to do so. For example, VDM Specialists may be obliged to act as a principal when buyers or sellers outnumber each other. In those instances, it may take a position counter to the market, buying or selling shares to support an orderly market in the affected stocks. In order to perform these obligations, it holds varying amounts of securities in inventory. In addition, New York Stock Exchange specialists may not trade for their own account when public buyers are meeting public sellers in an orderly fashion and may not compete with public orders at the same price. The New York Stock Exchange may make their rules governing the specialist or similar function more stringent or may implement changes, which could adversely affect our subsidiary's trading revenues as a specialist or in performing similar functions.

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

Financial markets are rapidly evolving and highly competitive. We expect competition to continue to intensify. We face competition from many firms varying in size and strategy. Large global financial institutions represent a significant group of our competitors. In addition, our current and potential competitors have established or may establish other co-operative relationships or may consolidate to enhance their services. This trend is evidenced in particular by the rapid consolidation among New York Stock Exchange specialists, the number of which has fallen from 37 as of December 31, 1996 to seven as of March 31, 2005. Three of the top five of these specialists are owned by or affiliated with banking groups that have significantly greater financial resources than we do, and two of the top five are affiliated with investment banks that act as underwriters of the initial public offerings of companies seeking to list on the New York Stock Exchange. In addition, new competitors may emerge and they may acquire significant market share. Some of our competitors also offer a wider range of services and products than we offer and have greater name recognition and more extensive customer bases. These competitors may be able to respond more quickly to new or evolving opportunities, technologies and customer requirements than we can, and may be able to undertake more extensive promotional activities. If we are unable to compete successfully, our future revenue and profit growth could be materially adversely affected.

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

Risks Related to our Common Shares and ADSs

Our articles of association and the laws of the Netherlands contain provisions that may have anti-takeover effects, which could prevent a beneficial change in control.
Our articles of association and the laws of the Netherlands contain anti-takeover provisions. Among other things, our articles of association provide that our supervisory board may make binding nominations for the election of our executive board members and supervisory board members, and only a shareholders' resolution approved by a two-thirds majority of the votes cast and representing more than half of our outstanding common shares can set the nominations aside. Furthermore, our articles of association provide that resolutions by the general meeting of shareholders may be adopted by an absolute majority, which means a majority of all votes cast (unless the articles of association or Dutch law dictate a larger majority), so long as the resolution is adopted upon a proposal by the executive board that is subject to the approval of the supervisory board. A proposal not made by the executive board may only be adopted by an absolute majority at a general meeting at which more than half of the issued share capital is represented. A resolution to amend the articles of association may only be adopted by a general meeting of shareholders following a proposal by our executive board and subject to the approval of our supervisory board.

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

Our quarterly results may fluctuate significantly and the market price of our common shares and ADSs could decrease.
Our revenues may fluctuate significantly based on factors relating to the securities markets. These factors include:

o a decrease in turnover on the exchanges on which we operate, particularly in respect of certain New York Stock Exchange specialist assignments of VDM Specialists;
o volatility of share price movements, which at either extreme, too high or too low, can affect revenues; and
o    changes in the value of our securities positions.

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

You may have difficulty protecting your rights as a shareholder and enforcing civil liabilities because we are a Dutch limited liability company.
We are incorporated under the laws of the Netherlands, and the members of our supervisory board and all three members of our executive board are residents of jurisdictions outside the United States. As a result, it may not be possible for you to effect service of process within the United States upon us or these persons, or to enforce against us or these persons in courts in the United States, judgments of these courts predicated upon the civil liability provisions of United States securities laws. In addition, it is not clear whether a Dutch court would impose civil liability on us, members of our supervisory board or members of our executive board in an original action based solely upon the federal securities laws of the United States brought in a court of competent jurisdiction in the Netherlands. Dutch law, furthermore, does not recognize a shareholder's right to bring a derivative action on behalf of a company. See "Additional Information -- Enforcement of Civil Liabilities".

The share price of our common shares and ADSs has been, and may continue to be volatile, which may impact the value of our common shares or ADSs you hold. The share prices of our common shares and our ADSs have been volatile in the past due, in part, to the high volatility in the securities markets in general and more particular in shares of companies with similar operations within the financial industry. In addition, there are other factors, beside our financial results, that may impact our share price. These factors include, but are not limited to:

o market expectations of the performance and capital adequacy of our industry and other financial institutions in general;
o    investor perception of the success and effect of our strategies; and
o potential or actual litigation or regulatory action involving our Company and subsidaries or the industry in which we operate.

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


(B)  Business Overview

Our Company

We are a securities trading firm, principally engaged in the trading of equities, equity options, equity index options and bonds on some of the leading securities exchanges in the United States and Europe. Operating three business segments, VDM Specialists, European Trading, and Unallocated and Holding, which are comprised of five principal subsidiaries, we function as a low cost liquidity provider, providing liquidity in different time zones on exchange floors and electronic trading systems through our role as specialist or proprietary trader/market-maker. Acting as a counterparty to market professionals such as banks and brokerage firms, we transact an average of over 100,000 transactions a day. Through effective risk management, we were able to close 99% of the trading days in 2004 with a profit on trading, compared with 99% in 2003 and 96% in 2002.

We were founded in 1892 as a hoekman (specialist or jobber) on the Amsterdam Stock Exchange. We remained exclusively a hoekman for Dutch equities and bonds until 1978, when we began trading options on Amsterdam's newly formed options exchange. Since that time, we have continued to expand through the acquisition of businesses that either strengthened our operations in the markets in which we were already present or allowed us to enter additional geographic or product markets, such as options trading in London and Germany and specialist trading on the New York Stock Exchange, where we now operate the fourth largest specialist in terms of number of specialist assignments. We listed our shares on Euronext (at the time, the Amsterdam Stock Exchange) in 1986. We listed our shares in the form of American depositary shares on the New York Stock Exchange on October 18, 2001.

On April 7, 2004, we completed the sale of our London-based fixed income market making business (Van der Moolen UK, Ltd.). In December 2004 we completed our withdrawal from option trading activities through the sale of VDM Options USA, our business on the Chicago Board Options Exchange.


Our Key Strengths

We believe that our historical and future success as a securities trading firm in the United States and Europe is and will continue to be based on the following factors:

Diversified trading operations. Through subsidiaries in the US, Germany, the United Kingdom and the Netherlands, we trade on some of the world's leading securities exchanges, including the New York Stock Exchange, the Deutsche Borse, the London Stock Exchange, Euronext, the Borsa Italiana and the OMX Exchanges. This has allowed us to develop insights into, and knowledge of, how to optimize trading performance on each of the exchanges on which we operate. Although our activities are concentrated on the New York Stock Exchange, we are diversified in terms of instruments traded, since our subsidiaries trade equities, equity-related options or fixed income instruments in a number of markets. We are also able to leverage off of experiences in one market when considering how best to enter a new market or trade a new product. Furthermore, by operating on multiple exchanges, we are able to provide many dual-listed issuers with a comprehensive view of the trading activity in their securities and support an orderly trading market.

Strong position in the specialist market on the New York Stock Exchange. As measured by the number of common stock listings on December 31, 2004, we operate as the fourth largest specialist on the New York Stock Exchange, with a market share of 14.9% of the issues listed on the exchange at that date. Our specialist book includes three components of the Dow Jones Industrial Average index, eight components of the Standard & Poor's 100 Index and 42 components of the Standard & Poor's 500 Index. As a specialist on the exchange, we are assigned to conduct the auction in the specialist stocks we represent. This unique position, together with the fact that we act as specialist for some of the exchange's more volatile and high volume stocks, has been central to our ability to generate revenue and profit. We expect to benefit from our high quality portfolio of specialist stocks, as we expect many of the companies for which we act as specialist to grow and the volume of their shares traded to increase.

Trading operations in Germany, the United Kingdom and the Netherlands. Through our German trading subsidiary, we operate an independent equity trading firm active in German and Swiss instruments, while our U.K. operation trades actively in British shares. In the Netherlands, we operate an independent equity trading firm with a long established presence on Euronext. By leveraging the expertise we have developed in these markets, we have been able to increase the number and types of securities that we trade, as well as to expand our remote-trading operations to other exchanges in Europe.

Experienced and successful team of traders. We devote substantial resources to training and retaining our skilled and experienced team of traders. We seek to instill our traders with our disciplined trading and risk management policies. We believe that the adherence of our traders to these policies is largely responsible for our having been able to close 99% of our trading days in both 2003 and 2004 with a positive trading result. We believe this results from our strong corporate culture, fosters employee retention and enhances our ability to attract new talent.


Our Strategy

The main driver of our strategy is our ability to capitalize on high levels of volume and volatility on the exchanges on which we operate in order to grow our revenues and profits in line with our stated risk preferences and in the long-term interests of our shareholders. In seeking to increase our revenue beyond what we can achieve in the context of any given set of trading conditions, we apply the same trading disciplines to new trading opportunities as we can identify them and create the means to exploit them:

Trade new financial instruments in the markets in which we currently operate. We intend to increase our revenues and profitability by identifying new trading opportunities in the markets in which we currently operate, for example by adding to the list of securities in which we are active or by seeking new arbitrage opportunities in securities we currently trade. This will allow us to use our existing trading infrastructure and, where possible, traders to trade new instruments. Where we identify a trading opportunity that we believe we can exploit but for which we lack the in-house expertise, we will consider acquiring a team of traders with the relevant experience.

Obtain the specialist assignment for new New York Stock Exchange listings. We will continue to strengthen our specialist marketing activities in order to attract additional specialist assignments from companies seeking to list on the New York Stock Exchange.

Enter markets in which we do not operate. We intend to enter new markets in which we do not currently trade, either by trading remotely from a location at which we already trade, through the acquisition of a local trading firm or by hiring a team of traders and joining the relevant exchange as a member. We believe that we are well positioned to leverage our trading expertise to enter new markets successfully. We began trading equities on the Borsa Italiana and the London Stock Exchange (both British and Dutch shares through the London Stock Exchange's Dutch Trading Service) in 2004. In May 2005, we announced our intention to acquire Curvalue Financial Services Group, a Dutch-incorporated broker-dealer in derivatives.

See "Operating and Financial Review and Prospects - Operating Results, Recent Developments" for further details on the potential acquisition of Curvalue Financial Services Group.

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

Employ new trading techniques. We intend to capture additional revenues by using the specialized experience and knowledge base we have developed from trading on multiple exchanges in the United States and Europe to develop new trading techniques involving instruments we currently trade, as well as instruments we have not traded in the past. For example, we actively seek inter-market arbitrage opportunities, and our arbitrage activities have increased significantly in recent years.

Seek cost containment opportunities. As part of our strategy we will continue to actively seek cost containment opportunities to allow us to decrease costs and increase our profitability in the short and long term.

Our Business

Following the sale of the last of our option trading activities in 2004, we now categorize our business into three segments: VDM Specialists, European Trading, and Holding and Unallocated, which are comprised of five principal subsidiaries located in the United States and Europe. Our subsidiaries function on a largely autonomous basis, subject to our centrally established and monitored risk management policies and financial oversight. This structure allows us to incentivize the management and traders at our subsidiaries based on the operating performance of activities under their direct control, while providing a unified structure and risk profile to the group as a whole.

Our subsidiaries generate revenues primarily by executing trades, either as agent or principal. They are compensated for agency services by commission charges, while their principal activities generate revenues from the difference between purchase and sale prices earned trading numerous times against counterparties over the course of a trading day. Accordingly, our revenues are largely driven by the turnover and volatility of trading on the markets in which our subsidiaries operate. Increased turnover results in additional opportunities for our subsidiaries to trade, while increased volatility typically provides them with more opportunities to change their quotes or posted prices, thereby capturing trading interest. Both turnover and volatility have been affected in recent years in the United States and Europe by a variety of factors, including:

o decimalization, which was rolled out for almost all New York Stock Exchange listed securities in January, 2001;
o    the number of households investing in stocks;
o changes in the amount of assets managed through retirement plans, mutual funds, annuity and insurance products, index funds and other institutional investment vehicles;
o the increased popularity and use of computerized trading, hedging and other derivative strategies;
o higher equity portfolio turnover by individuals and institutional investors as a result of lower commission rates and other transaction costs; and
o    the introduction of on-line trading.

These factors have, in turn, been influenced by low interest rates and low levels of inflation in the United States and Europe and, more recently, by market turbulence caused by uncertainty regarding the course of the United States and European economies, the reversal of the trend toward lower interest rates at the end of 2003 (although they remain at historically low levels) and political unrest.

The following is a discussion of our three business segments, VDM Specialists, European Trading, and Holding and Unallocated as well as a brief description of our U.S. options business, which was sold in December 2004.

VDM Specialists
VDM Specialists is our largest subsidiary and is the sole component of our VDM Specialists business segment. It is one of the leading specialist firms on the New York Stock Exchange, and is currently the designated specialist in respect of 524 listed issues. For the year ended December 31, 2004, VDM Specialists, in which we hold a 75% interest, accounted for (euro)99.6 million, or 81.2% of our total revenues (including total revenues from discontinued operations).

Specialist activities
Market background. The New York Stock Exchange is currently the largest securities market in the world in terms of capitalization and trading volume. The market capitalization of all shares listed on the New York Stock Exchange increased from approximately $9.4 trillion at December 31, 1997 to approximately $12.8 trillion on December 31, 2004 (domestic U.S. issues and closed end funds only). During that period, the number of common stocks listed on the New York Stock Exchange decreased from 2,870 at the end of 1997 to 2,629 at the end of 2004 as a result of de-listings and mergers offsetting new listings and spin-offs. The U.S. market for equity securities has experienced dramatic growth in trading volumes, as evidenced by the increase in average daily trading volume on the New York Stock Exchange from 91.2 million shares in 1984 to 1,421 million shares in 2004, which represents a compound annual growth rate of 14.7%.

All trading of securities on the New York Stock Exchange is conducted through a continuous auction process in which open bids to buy and open offers to sell are made by New York Stock Exchange members, acting as principals for their own accounts or as agents for institutions or individual investors. Buy and sell orders meet directly on the trading floor through this auction process, and prices are determined by the interplay of supply and demand. The auction process for each security is managed by one specialist for that security. The specialist is a member broker-dealer who has been granted the exclusive role to conduct the auction in order to maintain a fair and orderly market in its specialist stocks.

Specialist firms conduct their auctions at specific trading posts located on the floor of the New York Stock Exchange. While New York Stock Exchange specialists receive orders for trades from brokers on the floor of the New York Stock Exchange, the vast majority of orders are routed through the New York Stock Exchange's electronic order routing systems, including SuperDOT or Direct+(R), although the individual size of these orders is limited. Because each specialist firm runs the auction in its specialist stocks, it receives all New York Stock Exchange bids and offers in its specialist stocks on the New York Stock Exchange floor and through SuperDOT, and thereby gathers orders to price its stocks appropriately. The commercial attraction of acting as a specialist on the New York Stock Exchange is that it results in a guaranteed flow of orders to the specialist firm against which it may trade.

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

When assigned a particular stock, the specialist firm's role is to maintain, as far as practicable, fair and orderly trading in its assigned stocks. This means that trading in the assigned share will have reasonable depth and price continuity so that, under normal circumstances, a customer can buy or sell a stock in a manner consistent with market conditions. A specialist firm helps market participants achieve price improvement on their trades because the best bids and offers are discovered through the auction process. In any given transaction, the specialist firm may act as:

o an auctioneer by setting opening prices for its specialist stocks and by matching the highest bids with the lowest offers, permitting buyers and sellers to trade directly with each other;
o a facilitator bringing together buyers and sellers who are unaware of each other's interest in order to execute a trade which would not otherwise occur;
o an agent for broker-dealers who wish to execute transactions as instructed by their customers (typically, these orders are limit orders entrusted to the specialist at prices above or below the current market price); or
o a principal using its own capital to buy or sell stocks for its own account.

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

The growth of trading volume and the increase in stock prices on the New York Stock Exchange in the 1990s increased the demands upon specialists, and subsequent declines have not greatly alleviated these demands. The size of orders decreased during this same period due to smart order routing programs and as a result, specialists are required to execute a greater number of trades in a shorter period of time in order to fulfill their obligations. In addition, specialists are called upon to take larger positions in their specialist stocks. The specialist industry has experienced a period of consolidation over the past seven to nine years, with the number of specialist firms on the New York Stock Exchange having declined from 37 as of December 31, 1996 to seven as of March 31, 2005. These factors, in addition to the rising cost of necessary investments in technology, have increased all specialists' capital commitments.

Business activities. As of December 31, 2004, VDM Specialists had 69 specialists, each of whom were members of the New York Stock Exchange and 48 of whom were partners of the firm. These specialists act on behalf of listed companies that operate in a variety of industries, including financial services, media, oil and gas, retail, technology, pharmaceuticals and telecommunications. As of December 31, 2004, VDM Specialists served as specialist for 387 common stock issues, or approximately 14.9% of the common stock issues listed on the New York Stock Exchange, including three of the 30 companies comprising the Dow Jones Industrial Average at that date and 45 of the companies included in the Standard & Poor's 500 Index. Of our 387 common stock specialist assignments, 9 were for Canadian issuers and 45 were for other non-U.S. issuers.

The following is a list of the 50 largest listed companies, by common stock capitalization, for which VDM Specialists had the specialist assignment at the New York Stock Exchange closing of March 10, 2005 in order of their respective global market capitalizations (in $ millions):



Company                                          Market Cap   Company                                  Market Cap
-----------------------------------------------------------   ----------------------------------------------------
Pfizer                                   $          199,524   Kohl's Corp                       $          18,424
UBS AG (GDR)                                        100,763   Harley Davidson                              17,751
Banco de Santander (ADR)                             79,940   Danaher                                      16,932
Eli Lilly                                            62,934   Telekom Austria (ADR)                        16,286
E.On (ADR)                                           60,536   Norfolk & Southern                           15,014
Hewlett-Packard.                                     59,918   Petrocanada                                  14,960
Walt Disney                                          57,327   Masco                                        14,954
Wyeth                                                55,503   Conagra                                      14,563
SAP A.G. (ADR)                                       51,866   Veolia Environnement (ADR)                   14,123
Canon (ADR)                                          47,818   ACE Ltd.                                     12,922
Royal Bank of Canada                                 39,367   Nortel Networks                              12,890
Manulife Financial                                   38,704   Starwood Hotels and Resorts                  12,182
Repsol (ADR)                                         34,038   Kerr-McGee                                   11,850
Duke Energy                                          26,566   Coach                                        11,175
Guidant                                              24,130   McKesson                                     11,167
HCA                                                  23,152   Rockwell Automation                          10,537
Cendant                                              23,067   Textron                                      10,500
Hitachi (ADR)                                        21,889   Limited Brands                               10,197
Canadian Imperial Bank of Commerce                   20,823   AngloGold (ADR)                              10,168
British Sky Broadcasting (ADR)                       20,774   Potash Corp. of Saskatchewan                  9,877
Novo Nordisk (ADR)                                   20,157   BOC (ADR)                                     9,844
Apache                                               19,840   Marshall & Isley                              9,533
Stryker                                              19,629   Hellenic Telecommunications (ADR)             9,530
International Paper                                  18,909   Pulte Homes                                   9,463
Golden West Financial.                               18,428   Rockwell Collins                              8,532


Source: Bloomberg

During 2004, VDM Specialists was selected to act as the specialist for Aames Investment Corp., Bill Barrett, Cabela's, Extra Space Storage, GMH Communities, Herbalife, Homex Development, Interline Brands, Ivanhoe Mines, Kindred Healthcare, Kite Realty, Mechel Steel, Mortgage IT Services, Ormat Technologies, Nordic American Tankers, Perini Corp., Petroleum Geo-services, Signet, Tata Motors and Westlake Chemical.

Like other New York Stock Exchange specialist firms, VDM Specialists is also assigned specialist roles in so-called "special purpose products," such as corporate bonds. This activity is minor compared to its New York Stock Exchange equity business.

Proprietary trading activities
In its "upstairs" trading activities, VDM Specialists also engages in proprietary trading of New York Stock Exchange - listed instruments for which it does not act as the specialist, as well as Nasdaq- and American Stock Exchange-traded securities. Shares are selected for this trading activity based on its judgment of volume, volatility and how profitable such trading could be.

Other activities
VDM Specialists announced the closure of its securities lending and borrowing activities on February 11, 2005. This activity involved borrowing shares primarily from custodians and lending them primarily to other broker-dealers for purposes of accomplishing a delivery that would otherwise fail or to allow the borrower to sell shares short. Lending activities of this kind were carried out on a matched principal basis. See "Financial Information - Consolidated Statements and Other Financial Information - Regulatory Proceedings and Litigation, Stock Lending".

We established VDM Specialists in July 1999 by integrating the operations of our three majority-owned New York Stock Exchange specialists, Surnamer, Weissman & Co. LLC, Einhorn & Co. LLC and Lawrence, O'Donnell, Marcus LLC. We began to acquire interests in these companies in April 1997, April 1998 and October 1998, respectively.

In June 2000, August 2001 and March 2002, we further bolstered our New York Stock Exchange specialist operations through the acquisition and consolidation of: Fagenson, Frankel & Streicher LLC; Scavone, McKenna, Cloud; Stern & Kennedy; and Lyden, Dolan, Nick into VDM Specialists. VDM Specialists is owned by us (75%) and by 55 individual members. Its individual members include its senior managers and senior traders, and all individual members are active employees of the firm. We believe this ownership structure helps align the individual members' economic interests with those of the Van der Moolen group, and fosters continued loyalty and retention. VDM Specialists operates from offices located in New York City.

European Trading
We trade equities, equity options and fixed income instruments from two subsidiaries in Amsterdam, one in London and one in Cologne. Together, these operations accounted for (euro)23.1 million, or 18.8%, of our total revenues for the year ended December 31, 2004. The activities of these subsidiaries may be summarized as follows:



                                                      Primary
                                       Location       Activity      2004 Revenues        Exchange Memberships
-----------------------------        ------------  ------------  -----------------  ----------------------------
                                                                   (in (euro) millions)
-----------------------------        ------------  ------------  -----------------  ----------------------------
Van der Moolen Effecten                Amsterdam      Equities           8.3        Euronext, Deutsche Borse, OMX
                                                                                    Exchanges, London S.E., Borsa
                                                                                    Italiana

                                                                                    Deutsche Borse (Xetra and
                                                                                    Frankfurter Wertpapierborse),
                                                                                    SWX/virt-X, Eurex, Chicago

Van der Moolen Trading                  Cologne       Equities           7.0        Mercantile Exchange

Van der Moolen Equities                 London        Equities           5.5        London S.E.

Van der Moolen Obligaties              Amsterdam    Fixed Income         2.3        Euronext



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

The liquid segments of the markets where these subsidiaries are active are order-driven markets, which means they lack an official liquidity provider, and all orders entered into the markets' central limit order books interact freely with each other. All the European equity markets on which our subsidiaries trade (with the exception of the Frankfurteer Wertpapierborse) are fully electronic, without physical trading floors, and our subsidiaries make use of this feature to trade in some markets remotely - as, for example, when Van der Moolen Effecten trades on the OMX Exchanges without a physical presence in any of the nations included within the OMX network. All three equity trading subsidiaries earn their revenues primarily by trading as principals in the central limit order books of the exchanges where they are active, although arbitrage between shares traded on multiple markets, either within Europe or between Europe and the United States, is also an important activity.

For the year ended December 31, 2004, the London Stock Exchange was the largest European equity market by capitalization, followed in descending order by Euronext, Deutsche Borse, SWX Swiss Exchanges, the Borsa Italiana and the Spanish Stock Exchanges.

We trade fixed income instruments from our subsidiary in Amsterdam. This unit, Van der Moolen Obligaties, makes markets in Dutch and selected French fixed income issues traded on Euronext. Its primary activity is to provide liquidity in these bonds to banks and brokers so they can fill retail orders in them. Van der Moolen Obligaties' revenues are partly derived from commissions and partly from gains on principal transactions, and this subsidiary was profitable in 2004.

On January 7, 2004, we reached an agreement in principle to sell Van der Moolen UK, Ltd. which posts actionable each-way fixed income quotes on Bloomberg and various other trading networks. The sale was completed on April 7, 2004.

Potential Acquisition of Curvalue
On May 27, 2005, we announced that we had signed a letter of intent to acquire 100% of Curvalue Financial Services Group ("Curvalue"), a Dutch-incorporated broker-dealer in derivatives. We expect this acquisition to close in the third quarter of 2005. The following information has been derived from publicly available disclosures made by Curvalue. Curvalue was founded in March 1991 and is an independent trading and broker/dealer group in Europe. It has expanded its business model over the last 14 years to become a major player in the European derivative markets. Curvalue has an in-house software platform, developed and maintained by its own software engineers who have been with the company for many years. This enables fast adaptation to new Exchanges and changes in requirements by existing Exchanges. It also allows Curvalue to be at the forefront of placing quotes in the market and picking up volumes. Curvalue is active on the global equity and derivative exchanges in the following three business activities:

Options specialist
It holds 71 options specialist licenses granted by several European Exchanges (Amsterdam, Paris, Frankfurt and Switserland). Curvalue is electronically inputting quotes to the Options and Future markets at a predefined spread for assigned options series throughout each trading day to guarantee liquidity in the stock option Curvalue specializes as a Primary Market Maker ("PMM") and Competitive Market Maker ("CMM").

Future Trading
Curvalue trades for its own account and risk in futures in Amsterdam, London, Paris and Athens. Positions taken in the furture market are on an intraday basis.

Brokerage
Curvalue engages in professional voice brokerage and electronic execution-only brokerage. Voice brokerage is an access point for institutional and professional traders.

See "Operating and Financial Review and Prospects - Operating Results, Recent Developments" for further details on this potential acquisition.

Holding and Unallocated
We classify as "Holding and Unallocated" revenues and expenses generated by miscellaneous activities and Holding Company activities, including hedging certain currency exposures.

U.S. Option Business
Prior to December 2004, we were active in U.S. equity option markets through a wholly owned subsidiary, Van der Moolen Options USA, LLC. This business was sold in December, 2004, completing the withdrawal from these activities that began with the closure of Cohen, Duffy, McGowan, LLC in 2003. In previous years, Van der Moolen's U.S. option revenues were largely achieved through arbitrage between options, between options and the underlying shares, and competitive trading against orders that reach the floor. The preponderance of its specialist option trading revenue on the Chicago Board Options Exchange was derived from dealer profits, with only a small fraction generated from agency commissions.

Technology

Technology is critical to the continued success of our operations. On December 31, 2004, 12 of our 336 employees were dedicated to the development and maintenance of our technology.

Our primary systems vary from subsidiary to subsidiary, as they must conform to local market infrastructure as well as the individual subsidiary's requirements. Therefore, the primary responsibility for overseeing the integrity of these systems rests with each of our subsidiaries, although we coordinate and oversee the integration of these systems throughout the group. In New York, VDM Specialists' primary systems are comprised of the New York Stock Exchange-supplied specialist trading terminals and position reporting system terminals. The New York Stock Exchange terminals are located on the trading floor and in VDM Specialists' offices, and allow it to monitor its trading profits and losses as well as its positions. VDM Specialists has also developed software that allows it to monitor profits, losses and trading positions, on the basis of New York Stock Exchange feeds, in the event that New York Stock Exchange-provided systems fail. Similar reporting systems have been constructed based on data feeds from the clearing banks that work with our other subsidiaries. Together, these systems allow our subsidiaries to monitor, on a real-time basis, their profits and losses along with their trading positions on all of the exchanges on which they trade. The trading system Van der Moolen has chosen for Van der Moolen Effecten, as well as for Van der Moolen Equities and Van der Moolen Trading, is produced by RTS Real-Time Systems A.G. The trading systems used by Van der Moolen Obligaties is provided by Cognizant Technology Solutions.

We have back-up disaster recovery systems, which operate as mirror images of our primary computer systems in New York. We have a direct connection between the primary and back-up systems that we utilize to back-up our trading systems on an hourly basis and our trading data at the end of each day. We have stress tested our systems to ensure that an increase in trading volume will not affect performance. In Amsterdam, our trading systems are mirrored by back-up systems in real-time. We have not experienced any material system failure to date.

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

The regulatory environment in which our businesses operate is subject to frequent change. Additional legislation and regulations, changes in rules promulgated by the exchanges on which we operate, other government agencies or self regulatory organizations, or changes in the interpretation or enforcement of existing laws and rules may adversely affect the manner of operation and profitability of our operations. We cannot predict the effect any such changes may have. Both regulations specifically applicable to us and regulations of general application could have a material adverse effect on our business, financial condition and operating results.

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

In addition, the specialist must comply with the following trading requirements:

o A specialist must first satisfy a customer's market buy order (an order to buy at the prevailing market price) before buying any stock for its own account. Similarly, a specialist must first satisfy a customer's market sell order (an order to sell at the prevailing market price) before selling any stock for its own account.
o A specialist must first satisfy a customer's limit order held by it before buying or selling at the same price for its own account. A limit order is an order either to buy only at or below a specified price, or to sell only at or above a specified price.
o If a public buyer wants to buy at a particular price and a seller wants to sell at the same price, the buyer and seller trade directly with each other, and the specialist may not interfere in the transaction unless he or she offers price improvement.
o The specialist does not charge commissions for trades that are matched by the Automated Order Routing System within five minutes from the time the order is received.
o Except in some circumstances in less active markets, the specialist may not, without permission from a New York Stock Exchange official, initiate "destabilizing trades" as defined in the New York Stock Exchange Rules, for its own account which cause the stock price to rise or fall.
o Any transactions by the specialist for its own account must be effected in a reasonable and orderly manner in relation to the condition of the general market, the market in the particular stock and the adequacy of the specialist's position to the immediate and reasonably anticipated needs of the market.
o The specialist cannot be in a control relationship with any of its listed companies. This means a specialist may not acquire more than 10% of any equity security in which the specialist is registered. Further, a specialist must report holdings of such securities of 5% or more of the outstanding issue, and the New York Stock Exchange may require the firm to divest itself of such holdings. A specialist may not hold any position as an officer or director or receive payments or loans or engage in business transactions with any of the listed companies in respect of which it acts as specialist.

Broker-dealer regulations
As broker-dealers registered with the SEC and as members of New York Stock Exchange, VDM Specialists is subject to overlapping schemes of regulation which cover all aspects of their businesses. These regulations relate to a variety of matters, including capital requirements, record-keeping and reporting requirements, supervisory and organizational procedures intended to assure compliance with securities laws and rules of the self regulatory organizations, the prevention of improper trading on "material non-public" information, employee-related securities transactions and procedures for the clearing and settlement of trades.

As a registered broker-dealer, VDM Specialists is subject to the Bank Secrecy Act (as amended by the USA Patriot Act of 2001, also known as the "Patriot Act"). The Patriot Act was enacted following the terrorist attacks in the United States and is intended to help combat money laundering through U.S. financial institutions. While the provisions of the Patriot Act do not apply to all of our subsidiaries or to all aspects of their business, some registered broker-dealers may be subject to certain additional disclosure and client oversight requirements. In addition, VDM Specialists is subject to New York Stock Exchange Rule 445. Rule 445 requires members of the New York Stock Exchange to comply with applicable provisions of the Patriot Act, as well as with certain additional requirements imposed by Rule 445 itself. These principally comprise additional oversight procedures to ensure compliance with the anti-money laundering program requirements of the Patriot Act.

Minimum net capital and net liquid assets requirements
VDM Specialists is subject to SEC Rule 15c3-1, sometimes called the "net capital rule", under the Securities Exchange Act of 1934, as amended, which establishes minimum net capital requirements. The net capital rule is designed to ensure the general financial integrity and liquidity of a broker-dealer. In general, a broker-dealer's net capital is defined as its net worth (assets minus liabilities), plus qualifying subordinated borrowings, less certain mandatory deductions that result from excluding assets that are not readily convertible into cash and from valuing conservatively its liquid assets. Among these deductions are adjustments, which are commonly called "haircuts", which reflect the possibility of a decline in the market value of securities prior to disposal.

VDM Specialists is required to maintain minimum net capital equivalent to the greater of $250,000 ((euro)184,665) or 2% of aggregate indebtedness computed in accordance with SEC Rule 15c3-3, the customer reserve formula. In addition, VDM Specialists maintains substantial additional capital, referred to as "excess net capital". VDM Specialists had excess net capital during the year ended December 31, 2004. For VDM Specialists, the excess net capital as at December 31, 2004 amounted to $243.2 million ((euro)179.6 million).

The New York Stock Exchange also requires members who are specialists to maintain a minimum regulatory capital dollar amount to establish that they can meet, with their own net liquid assets, their position requirement (the so-called net liquid asset requirement). Currently, the New York Stock Exchange requires that VDM Specialists, as well as other large New York Stock Exchange specialist firms, maintain minimum net liquid assets at a level in excess of the SEC regulatory requirement. The New York Stock Exchange's Rule 104 minimum net liquid asset requirements subject specialist firms that exceed 5% in any of the New York Stock Exchange's four concentration measures to more stringent requirements than those imposed by the SEC. Specifically, the requirements state that the net liquid assets must be equivalent to $4.0 million ((euro)2.9 million) for each stock in the Dow Jones Industrial Average, $2.0 million ((euro)1.5 million) for each stock in the Standard & Poor's 100 Stock Price Index, excluding stocks included in the previous classification, $1.0 million ((euro)0.7 million) for each stock in the Standard & Poor's 500 Stock Price Index, excluding stocks included in the previous classifications, $500,000 ((euro)369,991) for each common stock, excluding bond funds and stocks included in the previous classifications, and $100,000 ((euro)73,866) for each security, excluding warrants and stocks not included in any of the above classifications. In addition, the New York Stock Exchange requires any new specialist entities that result from a merger, acquisition, consolidation or other combination of specialist assets to maintain net liquid assets equivalent to the greater of either the aggregate net liquid assets of the specialist entities prior to their combination or the new capital requirements prescribed under Rule 104. As of December 31, 2004, VDM Specialists' minimum net liquid asset requirement was $243.0 million ((euro)179.5 million) and its actual net liquid assets were $252.3 million ((euro)186.4 million). On May 26, 2005 the directors of the New York Stock Exchange applied to the SEC to change its rules governing the net liquid asset requirement in ways that would significantly reduce the amounts of net liquid assets that VDM Specialists and other New York Stock Exchange specialists are required to maintain.

As a member of the New York Stock Exchange, VDM Specialists is also subject to the New York Stock Exchange's Early Warning and Expansion-Contraction Capital Requirements. The New York Stock Exchange's Early Warning Net Capital calculation requires firms to take an additional capital deduction equal to all capital withdrawals, including subordinated debt maturing within the next six months, if any. It also increases the SEC's minimum net capital requirement to 5% of its aggregate indebtedness. Accordingly, a firm must immediately notify the New York Stock Exchange if its net capital should fall below the Early Warning level. If this condition continues for more than 15 consecutive business days, the firm is not permitted to expand its business. Additionally, a firm must contract or reduce its business if its Early Warning net capital falls below 4% of aggregate indebtedness for more than 15 consecutive business days.

Failure to maintain the required net capital or net liquid assets may subject a firm to suspension or revocation of registration by the SEC and the New York Stock Exchange and other regulatory bodies, and ultimately could require the firm's liquidation. The net capital rule prohibits payments of dividends, prepayment of subordinated indebtedness and the making of any unsecured advance or loan to a stockholder, employee or affiliate if such payment could reduce the firm's net capital below certain required levels (which are higher than the minimum levels required for permission to continue operations). The net capital rule also provides that the SEC may restrict for up to 20 business days any withdrawal of equity capital, or unsecured loans or advances to stockholders, employees or affiliates, if such capital withdrawal, together with all other net capital withdrawals during a 30-day period, exceeds 30% of excess net capital and the SEC concludes that the capital withdrawal may be detrimental to the financial integrity of the firm.

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

Europe
The first level of securities regulation for countries that are members of the European Union is the European Union's Investment Services Directive of 1993. This applies in all the European countries in which we currently operate except Switzerland. This legislation broadly outlines the regulatory framework required of each European Union member state, including requirements that certain activities, such as insider trading, be prohibited by national legislation and that other activities, such as minimum capital requirements, be mandated. Details of the implementing national legislation are in certain cases specified by the directive. One important feature of the directive is the so-called "European passport", which requires mutual recognition of regulated status within the European Union. This allows a firm established and regulated in one European Union country to conduct limited and specified investment business in other European Union countries without having to qualify separately under the local regulatory regime. Several of our European subsidiaries make use of this "passport", as for instance when Van der Moolen Effecten trades in Germany.

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

Our Dutch-licensed subsidiaries are subject to a number of requirements pursuant to the Dutch Securities Act. These requirements address (i) expertise and integrity, (ii) financial guarantees, whether or not on a consolidated basis,
(iii) management and principal place of business, (iv) safeguards for adequate supervision and compliance with the provisions of, or based on, the Dutch Securities Act and (v) information to be made available to the public. Furthermore, the rules and regulations of Euronext contain various requirements for seat holders, which are securities institutions admitted by Euronext. These provisions deal, for instance, with capital requirements such as the minimum net assets required of a participating firm and reporting obligations to the Financial Markets Authority.

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

The Dutch central bank, in its capacity as prudential regulator for the Dutch banking, securities and insurance industries, imposes minimum capital requirements on Dutch broker-dealers. In Van der Moolen's case, this minimum is
(euro)730,000. Van der Moolen's Dutch businesses maintain regulatory capital in excess of this amount.

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

Cash trading. All trading of cash products on Euronext is executed though the NSC system, which was previously in operation at the Paris and Brussels exchanges, and was installed in Amsterdam and Portugal after the merger that formed Euronext. The NSC trading platform supports two principal equity-trading mechanisms so that each share traded on Euronext is traded in a way that Euronext believes optimizes liquidity and price discovery. The trading mechanisms for liquid equities are continuous trading with or without an animateur, which is a market making function subject to certain trading obligations. The trading mechanisms for less liquid equities are auction trading with or without an animateur.

Circuit breaker rules
Temporary trading halts are called on Euronext for individual securities when their prices move by more than a certain percentage or a certain euro amount determined separately for each share. There is also a circuit breaker for the market as a whole, which is triggered by downward movements of the AEX Index compared to its opening level of more than 5%. Implementation of common trading rules for the merged Euronext markets is expected further to elaborate the circuit breaker rules of the Netherlands.

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

VDM Specialists
We obtain new specialist assignments on the New York Stock Exchange by participating in an allocation process. As part of this process, the New York Stock Exchange's allocation committee selects three to five potential specialist firms suitable for the stock, based partly on criteria specified by the listing company. The listing company may elect to have the committee select a specialist on its behalf. Alternatively, it may elect to interview each specialist firm identified by the allocation committee and select the winning firm itself. We compete with other specialist firms based on a number of factors, including, but not limited to:

o    the strength of our capital base;
o    reputation;
o our willingness to commit our own capital and trade for our own account while conducting our specialist operations; and
o the ancillary services we offer our specialist companies, such as providing information on the trading activity in their stocks.

As of December 31, 2004, we were the fourth largest New York Stock Exchange specialist based on number of common stock listings, and had a market share of 14.9% of all issues listed at that date. Together, the top four New York Stock Exchange specialist firms had a market share of 78.1% of all issues listed at that date.

The following is a list of the top five New York Stock Exchange specialist firms as of December 31, 2004, based on their number of common stock listings and market share in terms of such listings:


                                                                           Number of common stock
                                                                                   listings as of    Market share
New York Stock Exchange Specialist                                              December 31, 2004         (%)
--------------------------------------------------------------------------------------------------------------------
LaBranche & Co.                                                                     580                  23.8
Spear, Leeds & Kellogg Specialists LP                                               561                  22.0
Bank of America Specialist Inc.                                                     433                  17.5
VDM Specialists                                                                     387                  14.9
Bear Wagner Specialists, LLC                                                        357                  13.3

---------------------------------------

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

However, marketing does feature significantly in our effort to attract specialist assignments in New York Stock Exchange listed issuers, which is in the nature of a commercial competition. When an issuer chooses to list its shares on the New York Stock Exchange, it may choose its specialist from among the various specialist firms that would like to trade its shares. This decision is largely based on the various firms' service history, an analysis of which is provided to the issuer by the New York Stock Exchange. Consequently, our specialist unit in the United States, VDM Specialists, makes substantial efforts to maintain and enhance its reputation for providing specialist services of the highest quality. However, issuers require more from their specialists than simply that they perform the specialist function well. In particular, many rely heavily on their specialists for market intelligence.

For other activities, such as clearing, fixed income market making and stock lending, marketing presentations are made directly to potential customers.

(C)  Organizational Structure

The following table sets forth the name and jurisdiction of incorporation of, and our ownership and voting interest in, our principal subsidiaries as of June 24, 2005.




Subsidiary                                                 Country of Incorporation     Percentage Ownership
                                                                                         and Voting Interest
-------------------------------------------       ---------------------------------  ------------------------
VDM Specialists                                            United States of America                     75.0
Van der Moolen Effecten Specialist B.V.                                 Netherlands                    100.0
Van der Moolen Obligaties B.V.                                          Netherlands                    100.0
Van der Moolen Trading GmbH                                                 Germany                    100.0
Van der Moolen Equities, Ltd.                                        United Kingdom                    100.0



(D)  Property, Plant and Equipment

We currently lease office space in Europe in Amsterdam, Cologne and London and in the United States in New York. Our headquarters are located at Keizersgracht 307, Amsterdam, where we lease approximately 23,952 square feet, which is partly sublet to third parties. Our other principal offices are located in New York, where VDM Specialists leases approximately 23,450 square feet. Our total lease expense is expected to be (euro)1.3 million for the year ended December 31, 2005. Our leases expire between the years 2006 and 2010.

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


(A) Operating Results

Overview

We are a transatlantic securities trading firm that principally engages in the trading of equities, equity options, equity index options and bonds on some of the leading securities exchanges in the United States and Europe. Operating from four locations worldwide, via five operating units, we function as an "all systems" trader, providing liquidity in different markets on exchange floors and electronic trading systems through our role as specialist or proprietary trader/market maker.

For the periods covered in this document, our business consisted of three operating segments that we reported separately, VDM Specialists, U.S. Option Business (the remaining component of which was sold in December, 2004), and European Trading. These comprised principal subsidiaries located in the United States and Europe.
We reported our remaining revenues, most of which are non-operating in character, under Holding and Unallocated. Our subsidiaries function on a largely autonomous basis, subject to our centrally established and monitored risk management policies and financial oversight. Our principal subsidiaries, categorized by business segment, included:

VDM Specialists
o VDM Specialists, one of the leading specialist firms on the New York Stock Exchange;

U.S. Option Business
o Van der Moolen Options USA, LLC, which activities we sold in December, 2004;
o Cohen, Duffy, McGowan, LLC, which ceased activities in December, 2003, and in respect of which liquidation was substantially completed in 2004;

European Trading
o Van der Moolen Trading GmbH, a proprietary trader in German and Swiss equities, equity-related options and arbitrage;
o Van der Moolen Effecten Specialist B.V., a major equity trading firm on Euronext, the Helsinki Stock Exchange, the Borsa Italiana and the London Stock Exchange, which engages in proprietary trading and arbitrage;
o Van der Moolen Obligaties B.V., a market maker in Euronext-listed Dutch and French bonds, partly on commission basis;
o Van der Moolen UK Ltd, an over-the-counter market maker in fixed income instruments, which we sold in January, 2004; and
o Van der Moolen Equities, Ltd., a proprietary trader in large- and mid-capitalization British shares and arbitrageur of London-listed shares or ADSs and ADSs on London-listed shares or foreign shares traded in other markets.

In our consolidated financial statements, we have reported the U.S. Option Business and Van der Moolen UK, Ltd. as discontinued operations.

Basis of preparation of our U.S. GAAP consolidated financial statements; Changes in group composition
The consolidated financial statements from which the financial information discussed below has been extracted have been prepared in accordance with U.S. GAAP. We have fully consolidated the financial statements of all subsidiary companies in which effective control is exercised by virtue of ownership of a majority of the voting rights of those subsidiaries. Further, as a result of the adoption of FASB Interpretation No. 46 (R), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" we have consolidated LOC, LLC, a variable interest entity. Further information is provided under "Recent Accounting Pronouncements" below. All significant inter-company account balances and transactions have been eliminated in our consolidated financial statements, and the minority interests of owners of shares in our subsidiaries that are not wholly-owned are reflected in them.

The acquisitions and disposals which have occured over the last three financial years have had a significant effect on our group structure, and the accounting treatment of our various acquisitions (accounted for under the purchase method) has had a significant effect on the comparability of our results from period to period and is an important factor in interpreting our results. The changes is our group structure over the past three financial years have been the following:

o In January 2002, we established Kenny & Co., a "direct access" agency brokerage firm active on the floor of the New York Stock Exchange. We held a 75% interest in Kenny & Co.

o On March 1, 2002, we acquired a 75% interest in New York Stock Exchange Specialist Lyden, Dolan, Nick & Co. for total consideration of (euro)63.2 million, of which (euro)32.6 million was recorded as identifiable intangible assets and (euro)28.9 million as goodwill. Its specialist operations were merged into the operations of VDM Specialists at that date.

o On August 1, 2003, following the departure of two minority members, we acquired an additional 14.543% interest in Cohen, Duffy, McGowan LLC, raising our share in the firm from 51% to 65%, for a consideration of
     (euro)0.6 million.

o On December 17, 2003, we announced that Van der Moolen Options USA, LLC had closed its Philadelphia Stock Exchange activities. No consideration was received from this closure.

o Also on December 17, 2003, we announced the expected closure of Cohen, Duffy, McGowan LLC, which was substantially liquidated during 2004. No consideration was received in connection with this closure.

o On December 18, 2003, we closed the operations of Kenny & Co. No consideration was received in connection with its closure. This entity was liquidated during 2004.

o The option trading activities of Van der Moolen Opties Amsterdam B.V. were progressively wound down, beginning in 2002, and the unit was closed during 2003. No consideration was received in connection with its closure.

o On January 7, 2004, we announced the sale of our subsidiary, Van der Moolen UK Ltd, which sale was completed on April 7, 2004. We received a total consideration of approximately (euro)8.3 million, equivalent to the book value of Van der Moolen UK, Ltd. as of December 31, 2003.

o In December 2004, we sold substantially all of the assets and trading relating liabities of our subsidiary, Van der Moolen Options USA, LLC. The consideration received approximated the carrying value of the net assets sold and amounted to (euro)0.2 million.

Following the closure and sale of the operations of Cohen, Duffy, McGowan, LLC, Kenny & Co, Van der Moolen Opties Amsterdam, Van der Moolen UK Ltd. and Van der Moolen Options USA, LLC, the results of these subsidiaries have been reclassified in our U.S. GAAP consolidated financial statements as discontinued operations, in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". The review of our operating results set forth below under " -- Results of Operations for the Years Ended December 31, 2003 and 2004" and " -- Results of Operations for the Years ended December 31, 2002 and 2003" reflect these reclassifications.

Determination of functional currency
Prospectively from January 1, 2004, the functional currency of Van der Moolen Holding N.V., its finance entity Van der Moolen International B.V. and certain of its intermediate holding companies has been changed from the euro to the U.S. dollar. The primary economic environment in which a corporate entity operates determines its functional currency. The change in functional currency reflects the dominance of the Company's U.S. activities, and management's judgment that this dominance could no longer be considered a temporary phenomenon. The currency in which the financial statements are presented (the presentation currency) remains the euro, given the statutory seat of Van der Moolen Holding N.V. The change in functional currency had a positive non-cash effect on net income of (euro)0.4 million in 2004 related to currency exchange gains. Additionally, a tax benefit of (euro)1.2 million was recognized in net income. Previously, this tax benefit would have been recognized in Accumulated Other Comprehensive Income - foreign currency translation, net of tax. Shareholders' equity on December 31, 2004 was not affected by this change.

As a company listed in the Netherlands, we are required to adopt International Financial Reporting Standards ("IFRS") as of January 1, 2004, and to present our 2005 financial statements (including comparative financial information for 2004) in accordance with IFRS. As part of the transition from Dutch Generally Accepted Accounting Principles to IFRS, we were required to undertake a functional currency evaluation as at January 1, 2004. We concluded that the functional currency of Van der Moolen Holding N.V., Van der Moolen International B.V. and certain of our intermediate holding companies under IFRS was the U.S. dollar. Our change in functional currency for U.S. GAAP purposes therefore aligns the designation of functional currency under both IFRS and U.S. GAAP.

Recent Accounting Pronouncements
In December 2003, the FASB issued FASB Interpretation ("FIN") No. 46 (R), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51". FIN 46 (R) requires a company to consolidate a variable interest entity if the company has a variable interest that gives it a majority of the expected losses or a majority of the expected residual returns or both of the entity. FIN 46 (R) is effective no later than the end of the first reporting period that ends after March 15, 2004. We have determined that LOC, LLC. is such an entity. LOC is a limited liability company; its members are members or former members or employees of VDM Specialists. LOC's purpose is to provide a mechanism through which its members may acquire ownership of New York Stock Exchange memberships. Capital contributed by members and funds borrowed by LOC are used to purchase these memberships. During the period January 1, 2004 to December 31, 2004, LOC and its members were the beneficial owners of six New York Stock Exchange memberships. LOC has received a loan from a commercial bank to fund the purchase of exchange memberships; the amount outstanding at December 31, 2004 was $4.7 million ((euro)3.5 million). Van der Moolen Holding N.V. has guaranteed this loan. The consolidation of LOC did not affect Shareholders' equity or Net income for the year ended December 31, 2004.

In December 2004, the FASB issued a revision to SFAS No 123, "Accounting for Stock-Based Compensation." SFAS No. 123(R), "Share Based Payment" will require compensation costs related to share-based payment transactions to be recognized in the financial statements over the period that an employee provides service in exchange for the award. SFAS No. 123(R) replaces SFAS No 123 and supersedes APB Opinion No. 25. "Accounting for Stock Issued to Employees." SFAS No. 123(R) will be effective no later than January 1, 2006. We are currently evaluating the effect of adoption of SFAS No. 123(R). However, because we do not currently offer stock-based compensation, we do not expect it to have a material effect on our financial condition, results of operations or cash flows.

Critical Accounting Policies
The notes to our U.S. GAAP consolidated financial statements contained elsewhere in this annual report contain a summary of our significant accounting policies, including a discussion of recently-issued accounting pronouncements. Many of our accounting policies require significant judgment regarding the valuation of assets and liabilities and/or significant interpretation of specific accounting guidance, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. The following is a summary of our more judgmental and complex accounting policies. Additional information about these policies can be found in note 2 to our U.S. GAAP consolidated financial statements.

Intangible assets
Our balance sheet contains significant intangible assets. These intangible assets comprise our specialist stock lists and goodwill acquired in connection with our acquisitions.

Goodwill
A critical accounting estimate is the determination of the fair value of each of our reporting units and their goodwill under the provisions of SFAS No. 142 "Goodwill and other Intangible Assets". In determining fair value, we used standard analytical approaches, such as the market comparison approach and the income approach. The market comparison approach is based upon comparisons of the subject company with similar companies engaged in an actual merger or acquisition or with public companies whose stocks are actively traded. As part of this process, multiples of value relative to financial variables, such as earnings or shareholders' equity, are developed and applied to the appropriate financial variables of the subject company to indicate its value. The income approach involves estimating the present value of the subject company's future cash flows by using projections of cash flows that the business is expected to generate, and discounting these cash flows at a given rate of return. Each of these methodologies requires the use of management estimates and assumptions, such as growth rates for our revenues, expenses, effective tax rates, returns on working capital and capital expenditure, among others. We also assumed a certain discount rate and terminal growth rates in our calculations. We performed the required impairment tests of goodwill for all reporting units during the fourth quarter of 2004. For our 2004 goodwill impairment test of our reporting unit VDM Specialists and our European trading activities we engaged an independent business valuation firm to perform the required valuations. In our SFAS No. 142 test, we compared the fair values of our reporting units and the fair value of our reporting units' goodwill - obtained based on the methods described above - to their respective carrying values in two separate steps under SFAS No. 142 guidelines to arrive at a (euro)8.2 million impairment of goodwill related to our European trading activities.

The determination of fair value is necessarily a subjective process. Depending on market factors in 2005 and beyond, such as possible major changes in the New York Stock Exchange market structure, we could be faced with further impairment indicators affecting the carrying value of our goodwill and other intangibles at December 31, 2004, which could result in future impairment losses.


Other intangible assets
Other intangible assets consist of specialist stock lists acquired in connection with certain business combinations and are amortized on a straight-line basis over 40 years. The fair value of the specialist stock lists at the date of acquisition used for purchase price allocation and the determination of the useful lives were determined based on independent appraisals. The useful lives are determined based upon analysis of historical turnover characteristics of the specialist stocks. We periodically evaluate whether events and circumstances have occurred that indicate the remaining estimated useful life may warrant revision or that the remaining balance may not be recoverable. Factors we consider important which could trigger impairment include, among others, changes to the specialist function on the New York Stock Exchange, the loss of significant stocks for which we act as specialist and a significant decrease of our market capitalization. When factors indicate that intangible assets should be evaluated for possible impairment, we use an estimate of undiscounted projected cash flows over the remaining life in order to measure whether the assets are recoverable. As a result of uncertain market conditions and associated lower profitability, in the fourth quarter of 2004 we were required to perform an impairment test for the specialist stock lists acquired in relation to VDM Specialists. The valuations were performed by external independent consultants, in conformity with the rules dictated by Statement of Financial Accounting Standard No. 144 "Accounting for the Impairment on Disposal of Long-Lived Assets" ("SFAS No. 144"). An impairment loss, calculated as the difference between the estimated fair value and the carrying amount of the specialist stock lists, is recognized if the expected undiscounted cash flows relating to the stock lists are less than the corresponding carrying value. Following the valuations performed, we determined that there was no impairment charge necessary for the specialist stock lists of VDM Specialists.

Fair value estimates
Where liquid markets exist, fair value is based on quoted market prices. However, for certain complex or illiquid financial instruments, if applicable, we use projections, estimates and models to determine fair value. Certain financial instruments, including over-the-counter derivative instruments, are valued using pricing models that consider, among other factors, contractual and market prices, correlations, time value, credit, yield curve, volatility factors and/or prepayment rates of the underlying positions. The use of different pricing models and assumptions could produce different estimates of fair value. As of December 31, 2004, the amount of such complex or illiquid financial instruments was not significant.

Other-than-temporary impairment of exchange memberships
The determination of the fair value of exchange memberships is a critical accounting estimate. The exchange memberships we own were originally carried at cost, pursuant to the guidelines published by the American Institute of Certified Public Accountants, entitled "Audit and Accounting Guide-Brokers and Dealer in Securities". Adjustments to carrying value are made if we deem that an "other-than-temporary" decline in value has occurred, as defined in Emerging Issues Task Force Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.

In determining whether the value of the exchange memberships the Company owns are impaired (i.e., fair market value is below cost) and whether such impairment is temporary or other-than-temporary, we consider many factors, including, but not limited to, information regarding recent sale and lease prices of exchange memberships, historical trends of sales prices of memberships, the current condition of the particular exchange's market structure, legal and regulatory developments affecting the particular exchange's market structure, trends in new listings on the particular exchange, general global and national economic factors and our knowledge and judgment of the securities market as a whole and the specialist industry in particular. For our 2004 assessment of other-than-temporary impairment of exchange memberships, we used valuations prepared by independent consultants.

Based on this assesment, we adjusted the carrying value (or cost basis) of our exchange memberships to reflect a (euro)5.6 million other-than-temporary impairment charge for the year ended December 31, 2004. On December 31, 2004, New York Stock Exchange seats owned are carried on the balance sheet at $1,344,000 ((euro)984,759) each, based on the prices at which seats have recently been transacted. It is possible that future other-than-temporary impairment charges could result from adverse changes in current market conditions.

Pension benefits
Our balance sheet includes assets with respect to defined benefit pension plans. The pension and post-retirement benefit costs and credits are based on actuarial calculations carried out by an independent consultant. Inherent in these calculations are assumptions, including discount rates, rate of salary increase and expected return on plan assets. Changes in pension and post-retirement costs may occur in the future as a consequence of changes in interest rates, expected return on assets or other assumptions. For a further discussion on the underlying assumptions, see note 15 to our consolidated financial statements.

Provisions for litigation
We recognize a provision for liabilities and probable losses that have been incurred as of the balance sheet date and that can be reasonably estimated. A provision is recognized when (i) the Company has a present obligation (legal or constructive) as a result of a past event, (ii) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and (iii) a reliable estimate can be made of the amount of the obligation. If the aforementioned criteria are not met, Financial Accounting Standard No. 5 "Accounting for Contingencies" ("SFAS 5") requires disclosure of the contingency when there is at least a reasonable possibility that a loss may have been incurred. The dislosure shall indicate the nature of the contingency and shall give an estimate of the possible loss or range of loss or state that such an estimate cannot be made.

We are subject to litigation as set out in "Financial Information - Consolidated Statements and other Financial Information - Regulatory Proceedings and Litigation".

We cannot predict the outcome of this litigation, and, as a result, we have not made any provision for this litigation in our financial statements for the year ended December 31, 2004. We believe that we have valid defenses for all claims asserted in the various proceedings and actions described. There can be no assurance, however, as to the outcome or timing of the resolution of these proceedings and actions. The range of possible resolutions, which cannot be reliably estimated by us, could include determinations and judgments against us or settlements that could require substantial payments by us, all of which could have a material adverse effect on our financial condition, results of operations and cash flows.

Taxation
The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. The necessary assessments are made in consultation with the Group's external tax advisors. The Group has undertaken transactions in respect of which the ultimate tax determination is uncertain; such uncertainty will only be eliminated upon the finalization of the corresponding tax returns with the relevant taxation authorities. We recognize liabilities for taxation when it is reasonably probable that the relevant taxation authorities will require us to pay such taxation. When the final tax outcome of these matters is determined to be different from the amounts that were initially recorded, such differences will affect the provision for income taxes from continuing operations in the period in which such determination is made.

Revenues
Our revenues are comprised of three principal components: specialist activities; commission income; and proprietary trading/market making activities. In addition, until its closure in February 2005, we derived a small portion of our revenue from net interest income from stock lending activities.

o Specialist activities. Our revenues from specialist activities consist primarily of net trading income from principal transactions in securities for which VDM Specialists and, until December, 2004, Van der Moolen Options USA, LLC, acted as specialists. The net gain on principal transactions represents trading gains net of trading losses, and is earned by these subsidiaries when they act as principal buying and selling their specialist stocks. These revenues are primarily affected by the total number of specialist stocks for which our subsidiaries act as specialist, as well as changes in turnover and fluctuations in the price of the specialist stocks. Turnover in our stocks has historically been driven by general trends in trading volume, as well as other factors affecting exchange-listed companies, including merger and acquisition activity, stock splits, frequency and content of company news releases, increased analyst coverage and investor sentiment.
o Commission income. Commission income consists of commissions earned when our subsidiaries act as agent to match buyers and sellers for limit orders executed by them on behalf of brokers after a specified period of time, and for execution of counterparties' trades in certain other circumstances as mandated by the relevant exchange or, in the case of Van der Moolen Obligaties, by contact with the execution agents. Generally, our subsidiaries do not earn commissions when they match market orders. Commission revenue in the United States is primarily affected by share volume of the trades executed by our subsidiaries as agent, while in Europe it is affected by the value of securities transacted. Most commission revenue is attributable to VDM Specialists' activities, with the remainder attributable to the activities now organized as direct contracts with the counterparties of Van der Moolen Obligaties.
o Proprietary trading/market making activities. Our revenues from proprietary trading/market making activities consist primarily of net gains earned by our subsidiaries when trading as principal in competition with other traders and include net gains arising from arbitrage activities. Similar to our specialist activities, net gains from our proprietary trading/market making activities represent trading gains net of trading losses.
o Net interest income from stock lending activities. Net interest income from stock lending activities represents interest earned net of interest paid in connection with the stock lending activities that were carried out by VDM Specialists. VDM Specialists no longer offers this service.

See "Information on the Company - Our Business" for further details on the components of our revenues.

Our revenues are largely driven by the turnover and volatility of trading on the markets in which our subsidiaries operate and the foreign exchange rates at which some of those subsidiaries' revenues are consolidated in our financial statements. Increased market turnover translates into more opportunities to trade larger positions in shorter time frames, while increased volatility results in more opportunities to make a gain on short-term positions. However, extremely high levels of volatility can make the achievement of consistent trading gains very difficult. The sustained decline in share prices from 2000 to the first quarter of 2003 led to decreases in turnover and the absolute level of volatility, and harmed our trading results in those periods. Despite a recovery in trading activity during 2004, continued pressure on volatility prevented a recovery in revenue. As long as turnover remains high and volatility stays at an acceptable level, the exposure of our income from operations to a general downward trend in equity prices is limited.

Equity prices. All the equity markets in which our subsidiaries trade ended 2004 above their 2003 closing levels.

The following table provides information regarding the performance in 2003 and 2004 of various stock market indices in Europe and the United States on which our subsidiaries operate, compared with their closing levels in 2002 and 2003, respectively:



                                                                                        Increase or Decline
-----------------------------------       --------------------------------------   --------------------------------
Country                                   Stock Market Index                                 2003             2004
-----------------------------------       --------------------------------------   --------------   ---------------
United States of America                  Standard & Poor's 500 Index                26% increase      9% increase
                                          Dow Jones Industrial Average Index         25% increase      3% increase
Germany                                   Xetra DAX 30-DAX Index                     37% increase      7% increase
Switzerland                               SMI-Swiss Market Index                     19% increase      4% increase
The Netherlands                           AEX-Amsterdam AEX Index                     5% increase      3% increase
United Kingdom                            FTSE 100 Index                             14% increase      8% increase
France                                    CAC-40 Index                               16% increase      7% increase
Italy                                     Standard &Poor's MIB Index                 14% increase     15% increase

-----------------------------------
Source: Bloomberg.


Volatility and Turnover. Volatility on the markets on which we operate was generally lower in 2004 than in 2003. Turnover on all the equity markets where we were active in 2004 increased compared to 2003.

o The United States. In 2003, turnover on the New York Stock Exchange declined by 6% to $9.7 trillion; average daily volume declined by 6% to
     1.35 billion shares and total volume declined by 10% to 343 billion shares. In 2004, turnover rose 20% to $11.6 trillion, average daily volume rose 5% to 1.42 billion shares and total volume rose 4% to 358 billion shares.

o Germany and Switzerland. In 2003, the local currency value of trading on the Deutsche Borse decreased by 7%, compared with 2002, while in 2004 it rose by 9%. Value of trading on the SWX Swiss Exchanges decreased by 15% in 2003 and rose by 22% in 2004.

o France, Belgium, Portugal and the Netherlands. Turnover on Euronext declined by 13% in 2003 and rose by 14% in 2004.

o The United Kingdom. The London Stock Exchange saw a 7% increase in turnover in 2003 and a 23% increase in 2004.

o    Italy: the Borsa Italiana saw turnover rise by 7% in 2003 and 2% in 2004.

The following table provides information regarding the trading activity of the stock markets on which our subsidiaries operated in 2003 compared with 2002:



Trading activity in 2003
Equities (local currency value of equities traded)
-------------------------------------------------------------     --------------------------------------------------
New York Stock Exchange                          6% decrease      London Stock Exchange          7% increase
Deutsche Borse                                   7% decrease      SWX (Switzerland)              15% decrease
Euronext                                         13% decrease     Borsa Italiana (Italy)         7% increase

--------------------------------------------------------------------------
Source: Individual exchanges. Data for equity and equity-related instruments only.


The following table provides information regarding the trading activity of the stock markets on which our subsidiaries operated in 2004 compared with 2003:



Trading activity in 2004
Equities (local currency value of equities traded)
--------------------------------------------------------   --------------------------------------------------

New York Stock Exchange                   20% increase     London Stock Exchange           23% increase
Deutsche Borse                            9% increase      SWX (Switzerland)               22% increase
Euronext                                  14% increase     Borsa Italiana (Italy)          2% increase


--------------------------------------------------------------------------------
Source: Individual exchanges. Data for equity and equity-related instruments only.


Although equity prices rose fairly consistently in 2003 and the level of trading activity on world equity markets generally improved during 2004, volatility remained under considerable pressure. The ability of our subsidiaries to capture revenue depends significantly on the level and volatility of market activity in the United States and Europe, and we believe that in 2004 our traders were faced with significantly more challenging market conditions than in 2003, when these downward trends in trading activity first began to manifest themselves.

Expenses
Our expenses consist of eight principal components: exchange, clearing and brokerage fees; employee compensation and benefits; lease of exchange memberships; information and communication expenses; general and administrative expenses; depreciation and amortization; impairment of intangible fixed assets; and impairment of other assets. For the year ended December 31, 2003, a further category was included to reflect the expenses related to the settlement reached with the New York Stock Exchange and the SEC described in "Financial Information, Consolidated Statements and other Financial Information, Regulatory Proceedings and Litigation" and "Key Information, Risk Factors, Risks Associated with the Company".

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

o Impairment of intangible fixed assets. Impairment of intangible fixed assets includes impairment charges on goodwill and other intangible assets.
o Impairment of other assets. Impairment of other assets comprises impairments of memberships in exchanges, owned.

Taxation
Our income tax expense consists of current and deferred income taxes arising from within and outside of the Netherlands. Taxes are calculated for each individual subsidiary in the group. The effective tax rate differs from the theoretical amount that would arise on the basic tax rate of the Netherlands as described in note 12 to our U.S. GAAP consolidated financial statements. See "Risk Factors -Risks Associated with the Company" for potential developments concerning our consolidated tax rate.

Recent Developments

In the first quarter of 2005, we experienced modest recovery of volumes and volatility in U.S. equity markets, but less improvement in Europe. In this market environment, our opportunities to trade profitably improved moderately from the fourth quarter of 2004. However, net income declined from (euro)2.1 million for the first quarter of 2004 to a net loss of (euro)0.4 million for the first quarter of 2005, a decline of (euro)2.5 million. Although revenues from period-to-period decreased significantly, we were able to close 97% of our trading days in the first quarter of 2005 with a positive trading result. On February 11, 2005, we announced the closure of VDM Specialists' stock lending business, described further in "Financial Information - Consolidated Statements and Other Information - Regulatory Proceedings and Litigation".

At the annual general meeting of shareholders on April 6, 2005, shareholders approved the declaration of a (euro) 0.22 cash dividend or its fair value approximate equivalent in shares. As a consequence, on April 22, 2005, 1,026,195 common shares of Van der Moolen Holding N.V. were issued in respect of the optional stock dividend. The cash outflow related to the dividend was (euro) 3.2 million. The weighted average number of common shares outstanding has not been restrospectively adjusted for this stock dividend because not all shareholders received a proportionate increase in their number of shares.

On May 27, 2005, we announced that we had signed a letter of intent to acquire a 100% interest in Curvalue Financial Services Group, a Dutch-incorporated broker-dealer in derivatives. This transaction is subject to the completion of due diligence and to regulatory approval. Assuming all necessary conditions are satisfied, we expect this acquisition will close in the third quarter of 2005. If the transaction proceeds, we have committed to making an initial payment of
(euro)5 million plus 3,803,509 of our common shares. In addition, the potential consideration includes a contingent earn-out feature, consisting of two additional payments approximately twelve and twenty-four months after the acquisition is closed. The first of these would be a maximum of (euro)10.4 million cash plus 1,920,964 of our common shares, and the second would be a maximum of (euro)10.4 million cash plus 1,920,964 common shares. The amounts of these additional payments will be dependent on Curvalue achieving specified earnings targets. See "Information on the Company - Potential Acquisition of Curvalue."

Results of Operations for the Years Ended December 31, 2004 and 2003

Revenues
The following tables provide information about our revenue composition and contribution of our principal business segments (presented on a subsidiary by subsidiary basis) to our total revenues for the years ended December 31, 2004 and 2003.



                                                                                                      Net
                                                                                                 Interest
Year ended                                                              Proprietary                Income
December 31, 2004                                                          Trading/                  from
                                           % of                    % of     market      % of        Stock     % of
(in (euro) millions,        Specialist     Total  Commission      Total     making      Total     Lending    Total
except percentages)         Activities  Revenues      Income   Revenues  Activities  Revenues  Activities Revenues   Total
--------------------------------------- --------- ----------- ---------- ---------- --------- ----------- --------  ------
--------------------------------------- --------- ----------- ---------- ---------- --------- ----------- --------  ------
VDM Specialists(1)                71.1      58.0%       23.9       19.5%       1.0       0.8%        3.6      2.9%    99.6
European Trading
Van der Moolen Trading              --        --          --         --        7.0       5.7          --       --      7.0
Van der Moolen Effecten
Specialist                          --        --          --         --        8.3       6.8          --       --      8.3
Van der Moolen Obligaties           --        --         0.7        0.5        1.6       1.3          --       --      2.3
Van der Moolen Equities             --        --          --         --        5.5       4.5          --       --      5.5

                             ---------- --------- ----------- ---------- ---------- --------- ----------- --------  ------
Total revenues from
continuing operations             71.1      58.0%       24.6       20.0%      23.4      19.1%        3.6      2.9%   122.7
                             ---------- --------- ----------- ---------- ---------- --------- ----------- --------  ------
Total revenues from
discontinued operations(2)         0.5       0.4          --         --       (0.5)     (0.4)         --       --       --
                             ---------- --------- ----------- ---------- ---------- --------- ----------- --------  ------

Total revenues                    71.6      58.4%       24.6       20.0%      22.9      18.7%        3.6      2.9%   122.7
                             ========== ========= =========== ========== ========== ========= =========== ========  ======


------------------------------

(1) As of December 31, 2004, we owned a 75% economic interest in VDM Specialists. The figures shown represent 100% of the corresponding revenue amount.
(2) Comprised of revenues attributable to Van der Moolen Options USA, LLC, Cohen, Duffy, McGowan, LLC,
      Van der Moolen Opties, Van der Moolen U.K. and Kenny & Co.



                                                                                             Net
                                                                                        Interest
Year ended                                                     Proprietary                Income
December 31, 2003                                                 Trading/                  from
                                      % of                 % of     market      % of        Stock     % of             % of
(in (euro) millions,  Specialist     Total Commission     Total     making      Total     Lending    Total   Other    Total
except percentages)   Activities  Revenues     Income  Revenues  Activities  Revenues  Activities Revenues Revenues Revenues  Total
--------------------------------- -------- ---------- --------- ----------- ---------  ---------- -------- -------- -------- ------
VDM                        100.8     59.6%      27.2      16.1%        1.7       1.0%        3.4      2.0%      --       --   133.1
Specialists(1)

European
Trading

Van der Moolen
   Trading                    --       --         --        --         7.5       4.4          --       --       --       --     7.5

Van der Moolen
   Effecten
   Specialist                 --       --         --        --         8.4       5.0          --       --       --       --     8.4

Van der Moolen
   Obligaties                 --       --        0.9       0.5         2.5       1.5          --       --       --       --     3.4

Van der Moolen
   Equities                   --       --         --        --         4.6       2.7          --       --       --       --     4.6

                      ----------- -------- ---------- --------- ----------- ---------  ---------- -------- -------- -------- ------

Total revenues
from
continuing
operations                 100.8     59.6%      28.1      16.6%       24.7      14.6%        3.4      2.0%      --       --   157.0
                      ----------- -------- ---------- --------- ----------- ---------  ---------- -------- -------- -------- ------

Total revenues
from
discontinued
operations(2)                2.7      1.6%        --        --         6.0       3.6%         --       --      3.4      2.0%   12.1
                      ----------- -------- ---------- --------- ----------- ---------  ---------- -------- -------- -------- ------

Total revenues             103.5     61.2%      28.1      16.6%       30.7      18.2%        3.4      2.0%     3.4      2.0%  169.1
                      =========== ======== ========== ========= =========== =========  ========== ======== ======== ======== ======


(1) We own a 75% economic interest in VDM Specialists. The figures shown represent 100% of the corresponding revenue amount.

(2) Comprised of revenues attributable to Van der Moolen Options USA, LLC, Cohen, Duffy, McGowan, LLC, Van der Moolen Opties, Van der Moolen U.K. and Kenny & Co.


Our revenue from continuing operations decreased by (euro)34.3 million, or 21.8%, from (euro)157.0 million for the year ended December 31, 2003 to
(euro)122.7 million for the year ended December 31, 2004. This decrease in revenue was caused primarily by a 25.2% decrease in revenue at VDM Specialists. Revenues from our European trading operations declined 3.3% compared to 2003. VDM Specialists accounted for 81.2% of our revenues from continuing operations for the year ended December 31, 2004, compared with 84.8% in 2003.

o    Specialist activities. Revenues from specialist activities decreased by
     (euro)29.7 million, or 29.5%, falling from (euro)100.8 million for the year ended December 31, 2003 to (euro)71.1 million for the year ended December 31, 2004. In dollar terms, revenues from specialist activities declined 17%. The decline in revenues from specialist activities was mainly caused by market conditions, notably the low level of equity volatility during most of the year.
o Commission income. Commission income decreased by (euro)3.5 million, or 12.5%, from (euro)28.1 million in 2003 to (euro)24.6 million in 2004. The majority of commission revenue in both periods was attributable to VDM Specialists, which had commissions from specialist activities of (euro)27.2 million and (euro)23.9 million in 2003 and 2004, respectively. This decrease was largely the result of the translation effect of a weaker U.S. dollar on our commissions earned in the United States.
o Proprietary trading/market making activities. Our revenues from proprietary trading/market making activities decreased by (euro)1.3 million, or 5.3%, from (euro)24.7 million for the year ended December 31, 2003 to (euro)23.4 million for the year ended December 31, 2004. This decrease reflects lower trading revenues at our operations in Amsterdam and Cologne, primarily as a result of reduced volatility on the European exchanges where we were active.
o Net interest income from stock lending activities. Net interest income from stock lending activities increased by (euro)0.2 million, or 5.9%, from
     (euro)3.4 million for the year ended December 31, 2003 to (euro)3.6 million for the year ended December 31, 2004. All of the net interest income resulted from the activities of VDM Specialists. VDM Specialists closed its stock lending business on February 11, 2005.
     See further "Financial Information - Consolidated Statements and Other Financial Information - Regulatory Proceedings and Litigation, VDM Specialists, Stock Lending".

Expenses
Our expenses from continuing operations decreased by (euro)96.4 million, or 48.5%, from (euro)198.9 million for the year ended December 31, 2003 to
(euro)102.5 million for the year ended December 31, 2004. VDM Specialists accounted for 62.5% of our expenses from continuing operations for the year ended December 31, 2004, compared with 73.8% in 2003.

o Exchange, clearing and brokerage fees. Exchange, clearing and brokerage fees decreased by (euro)2.1 million, or 8.9%, from (euro)23.5 million in 2003 to (euro)21.4 million in 2004. The decrease mainly resulted from the lower trading activity and the translation effect of a weaker U.S. dollar on our New York Stock Exchange-related fees.
o Employee compensation and benefits. Employee compensation and benefits decreased by (euro)7.6 million, or 18.0%, from (euro)42.3 million in 2003 to (euro)34.7 million in 2004. Most of this decrease was due to a reduction in staff numbers, decreased expenses related to our employee stock option plan and the depreciation of the U.S. dollar relative to the euro. The variable component of our personnel expenses, which comprises incentive compensation for our personnel and is correlated with the development of our revenues, increased to (euro)5.3 million, or to 4.3% of our total revenues from continuing operations for the year ended December 31, 2004, from (euro)3.6 million, or 2.3% of our total revenues from continuing operations for the year ended December 31, 2003. This increase was primarily due to the effect of the charge in relation to the NYSE/SEC settlement on the incentive compensation for the year ended December 31, 2003. Non-cash expenses related to our employee stock option plan were
     (euro)4.7 million and (euro)0.5 million in 2003 and 2004, respectively. The decrease mainly reflected the effect of forfeitures in 2004, combined with the fact that no new options have been granted since December, 2002.
o    Lease of exchange memberships. Lease of exchange memberships decreased by
     (euro)6.1 million, or 44.2%, from (euro)13.8 million in 2003 to (euro)7.7 million in 2004. A decrease of (euro)0.8 million relates to the consolidation of LOC, LLC and the consequent elimination of the lease payments made by VDM Specialists to this entity. The remainder was mainly due to lower lease rates and a weaker U.S. dollar.
o Information and communication. Information and communication expenses decreased by (euro)0.4 million, or 11.8%, from (euro)3.4 million in 2003 to
     (euro)3.0 million in 2004. This decrease was the result of renegotiated fees and the depreciation of the U.S. dollar relative to the euro.
o General and administrative expenses. General and administrative expenses increased by (euro)2.5 million, or 20.8%, from (euro)12.0 million in 2003 to (euro)14.5 million in 2004. General and administrative expenses in 2004 included a benefit of (euro) 2.4 million in relation to the release of a provision on a loan receivable as a result of this loan being fully repaid in 2004. The increase in expenses excluding this one-off item amounted to
     (euro) 4.9 million, or 40.8%, and mainly reflected increased professional fees, including legal fees in relation to the NYSE/SEC settlement.
     In 2004, VDM Specialists incurred $4.7 million ((euro) 3.8 million) in legal fees in relation to regulatory proceedings and litigation, compared to (euro)1.3 million in 2003.
o    Depreciation and amortization. Depreciation and amortization decreased by
     (euro)1.6 million, or 17.8%, from (euro)9.0 million in 2003 to (euro)7.4 million in 2004. The decrease mainly resulted from the gain on the sale of real estate in 2004 of (euro)0.2 million which is included in the 2004 expense item and the translation effect of a weaker U.S. dollar on the euro value of our depreciation and amortization of U.S. dollar assets.
o Provision for the New York Stock Exchange/SEC investigation. In connection with the US$57.7 million settlement we reached with the New York Stock Exchange and the SEC arising out of charges relating to alleged improper trading practices, we recorded an expense of (euro)45.7 million in our income statement for the year ended December 31, 2003. At December 31, 2004, the remaining liability to the New York Stock Exchange and the SEC of
     (euro) 4.4 million was recorded as a current liability in our Statement of Financial Condition. For a discussion of this settlement and the related New York Stock Exchange and SEC investigations, see "Financial Information, Consolidated Statements and other Financial Information, Regulatory Proceedings and Litigation".
o Impairment of intangible fixed assets. We performed the annual impairment tests on goodwill during the fourth quarter of 2004 for our different reporting units and determined that impairments were required on goodwill paid in relation to the acquisitions of certain of our European trading operations in the amount of (euro)8.2 million. The impairment was based on valuations by external independent consultants using a discount rate of 15% and resulted from uncertain market conditions and associated estimated lower profitability of these operations. Based upon valuations by external independent consultants, no impairment charge on goodwill or the specialist stock lists of VDM Specialists was considered to be necessary. See "Operating and Financial Review and Prospects - Operating results - Critical accounting policies, Intangible assets".

o    Impairment of other assets. Impairment of other assets in the amount of
     (euro)5.6 million is comprised of impairments of memberships in exchanges owned, and relate entirely to New York Stock Exchange memberships. An amount of (euro)3.4 million of this impairment charge relates to the memberships owned by our variable interest entity LOC, LLC. A charge of
     (euro)2.2 million was recognized on the seats owned by VDM Specialists. See "Operating Results -- Overview -- Critical accounting policies -- Other-than-temporary impairment of exchange memberships".

Gain on disposal of long-term investments and associates
For the year ended December 31, 2003, we reported a gain on the disposal of long-term investments and associates of (euro)0.9 million. No such gains were reported for the year ended December 31, 2004.

Interest expense, net
For the year ended December 31, 2004, we reported net interest expense of
(euro)7.6 million, a 14.6% decrease compared to 2003. This decrease mainly resulted from the repayment of debt in 2004 and the depreciation of the U.S. dollar against the euro, partly offset by a (euro)0.2 million expense recognized through the consolidation of LOC, LLC.

Interest expense, capital subject to mandatory redemption, net
As a result of the adoption of SFAS No. 150, our minority members' capital was reclassified as a liability at December 31, 2003, and income distributable to minority members was treated as interest expense as from and including the year ended December 31, 2003. On December 1, 2004, VDM Specialists amended its operating agreement and based on a review of the terms of the amended operating agreement we determined that the minority members' capital was not redeemable upon an event certain to occur. Consequently, as from December 1, 2004, the minority members' capital was classified as minority interest in the Statement of Financial Condition.

In 2003 and for the period January 1, 2004 through December 1, 2004, all income distributable to our minority members is recorded as interest expense; any net loss as a reduction of interest expense. For the period December 1, 2004 through December 31, 2004, all income distributable to our minority members, including interest on minority members' capital contributions is presented as minority interest in the Consolidated Statement of Income.

The total of interest expense, capital subject to mandatory redemption, net and minority interest amounted to a charge of (euro)5.4 million for the year ended December 31, 2004 (December 31, 2003: (euro)2.4 million). The total amount for the year ended December 31, 2004 includes a benefit of (euro)2.8 million in relation to LOC, LLC (the variable interest entity consolidated following the adoption of FIN 46 (R)). Excluding this benefit, 2004 reflects a charge of
(euro)8.2 million compared to a (euro)2.4 million charge in 2003. This increase mainly reflects the minority members' share in the provision for the NYSE/SEC settlement recognized in 2003, which depressed their economic interest in the net income of VDM Specialists in 2003.

Other income
Other income mainly comprises foreign currency gains and losses. For the year ended December 31, 2004, other income amounted to (euro)1.3 million compared to a gain of (euro)6.1 million recognized in 2003. Other income in 2003 included a gain of (euro)2.4 million arising from profits on the U.S. dollar put options purchased at the start of that year, which were all exercised before the end of that year. Currency options were not purchased in 2004. Further, other income for 2003 included (euro)3.2 million in currency exchange gains on U.S. dollar short positions. Other income in 2004 does not include any similar gains.

(Loss) income from continuing operations before income taxes
As a result of the foregoing factors, our income from continuing operations before income taxes increased from a loss of (euro)46.2 million for the year ended December 31, 2003 to a profit of (euro)6.0 million for the year ended December 31, 2004. As described above, the comparison of (loss) income from continuing operations before income taxes is affected by the reclassification involving minority interest and interest expense, and capital subject to mandatory redemption, net arising from the adoption of SFAS 150.

Provision for income taxes
The provision for income taxes decreased from a credit of (euro)12.2 million in 2003 to a credit of (euro)0.6 million in 2004. The provision for income taxes as a percentage of income before taxes (for the year ended December 31, 2004, as a percentage of income before taxes and after minority interests), decreased from 26.4% for the year ended December 31, 2003 to a benefit of 7.1% (the tax benefit of (euro)0.6 million divided by pretax income of (euro)8.5 million) for the year ended December 31, 2004.

The credit of (euro)0.6 million recognized in 2004 includes a tax benefit of
(euro)8.5 million. In accordance with applicable Dutch law, in particular the Special Fiscal Regime for International Financing Activities, we have been able to defer partially taxation on interest income received from subsidiaries within the group through our Dutch finance entity, as well as any currency exchange gains realized on group loans that are repaid, subject to the satisfaction of certain conditions. This has allowed us to structure financing undertaken by the group in a tax-efficient manner so as to reduce the effective tax rate payable by us on a consolidated basis. The European Commission, announced on February 18, 2003 that the Netherlands' Special Fiscal Regime for International Financing Activities constitutes state aid, which is contrary to the European Community Treaty. As a consequence of these developments and other factors in 2004, the Company decided to unwind partially the internal group financing structure applied under the Special Fiscal Regime. This was mainly achieved through the conversion of intergroup loans advanced by our Dutch finance entity into equity, and has resulted in a tax benefit of (euro)2.2 million, which has been recognized in the provision for income taxes. The effective tax rate payable by us on a consolidated basis in future years will depend on the final unwinding of our international financing structure under the Regime (including the ultimate taxation treatment thereof) and the effect of possible new financing structures that we may implement. Further, the tax benefit includes a net benefit of
(euro)6.3 million mainly relating to the adjustment of amounts accrued in previous years as a result of final tax assessments issued by the tax authorities of the jurisdictions in which our group companies operate. For example, in 2004 a benefit of (euro)1.9 million was recognized as a result of the application of a decision by the EC Court of Justice of Luxembourg (the so-called Bosal case). Further, we reached settlement with the Dutch tax authorities in 2004 in respect of a withholding tax issue resulting in the recognition of a benefit of (euro)3.9 million. Significant judgement is required in determining the worldwide provision for income taxes. We consult our external tax advisors in this determination as described in "Operating and Financial Review and Prospects - Operating Results - Critical Accounting Policies, taxation". Where the final outcome of tax matters is different from the amounts that were initially recorded, such differences will affect the provision for income taxes from continuing operations in the period in which such determination is made.

In addition to the tax benefit discussed above, the provision for income taxes in 2004 includes a benefit of (euro)1.2 million as a result of the functional currency change. We refer to "Operating and Financial Review and Prospects - Operating Results - Determination of functional currency".

If these benefits of (euro)8.5 million and (euro)1.2 million are excluded from the determination of the consolidated effective tax rate from continuing operations for 2004, the effective tax rate would be a charge of 107.1% of pretax income, mainly as a result of the non-tax deductibility of impairment charges recognized on goodwill for our European trading segment, combined with the relative low level of pretax results and the impact of foreign taxation.

The effective tax rate for 2003 was strongly influenced by the non-tax deductibility of that part of the New York Stock Exchange/SEC settlement that related to civil penalties, which amounted to (euro)18.1 million.

For a further explanation of our effective tax rate reference is made to note 12 of our financial statements.

Minority interests
See "Interest expense, capital subject to mandatory redemption, net" above.

Net loss from discontinued operations
The net loss from discontinued operations in 2004 mainly reflects the results of Van der Moolen Options USA, LLC, which was disposed of in 2004, and the transfer of cumulative foreign currency exchange losses from Accumulated Other Comprehensive Income, a component of Shareholders' Equity, to the Consolidated Statement of Income. The results of Van der Moolen Options USA, LLC were classified as discontinued operations under applicable accounting standards. The net loss amounted to (euro)18.1 million in 2004 compared to a loss of (euro)24.6 million in 2003. The net loss from discontinued operations for the year ended December 31, 2004 includes a net loss of (euro)15.9 million (2003: nil) in relation to the aforementioned transfer of cumulative foreign exchange losses. For the year ended December 31, 2003, the net loss from discontinued operations included the net loss attributable to Van der Moolen Options USA, LLC as well as the operations discontinued in 2003, including Van der Moolen UK Ltd. See Note 3 of our U.S. GAAP consolidated financial statements for an overview of the components of this net loss.

Net (loss) income
As a result of the foregoing factors, our net result improved by (euro)49.6 million in 2004, from a loss of (euro)58.6 million for the year ended December 31, 2003 to a loss of (euro)9.0 million for the year ended December 31, 2004.

Results of Operations for the Years Ended December 31, 2003 and 2002

Revenues
The following tables provide information about our revenue composition and contribution of our principal business segments (presented on a subsidiary by subsidiary basis) to our total revenues for the years ended December 31, 2003 and 2002.



                                                                                        Net
                                                                                    Interest
                                                                   Proprie-          Income
                                                                      tary             from
Year ended                       Specia-  % of            % of    Trading/   % of     Stock   % of          % of
December 31, 2003                  list   Total     Com-  Total     market   Total  Len-ding  Total Other   Total
(in EUR   millions, except       Activi-  Reve-  mission  Reve-     making   Reve-   Activi-  Reve-  Reve-  Reve-
 percentages)                       ties   nues   Income   nues  Activities   nues      ties   nues   nues   nues  Total
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
VDM Specialists(1)                100.8   59.6 %   27.2   16.1 %       1.7    1.0 %     3.4    2.0 %   --     --  133.1
European Trading

Van der Moolen Trading               --     --       --     --         7.5    4.4        --     --     --     --    7.5
Van der Moolen Effecten
 Specialist                          --     --       --     --         8.4    5.0        --     --     --     --    8.4

Van der Moolen Obligaties            --     --      0.9    0.5         2.5    1.5        --     --     --     --    3.4

Van der Moolen Equities              --     --       --     --         4.6    2.7        --     --     --     --    4.6

                                -------- ------ -------- ------ ----------- ------ --------- ------ ------ ------ ------
Total revenues from continuing
 operations                       100.8   59.6 %   28.1   16.6 %      24.7   14.6 %     3.4    2.0 %   --     --  157.0
                                -------- ------ -------- ------ ----------- ------ --------- ------ ------ ------ ------

Total revenues from
 discontinued operations(2)         2.7    1.6 %     --     --         6.0    3.6 %      --     --    3.4    2.0 % 12.1
                                -------- ------ -------- ------ ----------- ------ --------- ------ ------ ------ ------
Total revenues                    103.5   61.2 %   28.1   16.6 %      30.7   18.2 %     3.4    2.0 %  3.4    2.0 %169.1
                                ======== ====== ======== ====== =========== ====== ========= ====== ====== ====== ======



(1) We own a 75% economic interest in VDM Specialists. The figures shown represent 100% of the corresponding revenue amount.

(2) Comprised of revenues attributable to Van der Moolen Options USA, LLC, Cohen, Duffy, McGowan, LLC, Van der Moolen Opties, Van der Moolen U.K. and Kenny & Co.



                                                                Proprie-                  Net
Year ended                                                         tary              Interest
 December 31, 2002                                             Trading/                Income
(in EUR                            % of       Com-     % of      market      % of   from Stock     % of                % of
 millions, except  Specialist     Total    mission    Total      making     Total     Lending     Total     Other     Total
 percentages)       Activities  Revenues    Income  Revenues  Activities  Revenues  Activities  Revenues  Revenues  Revenues  Total
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
VDM
 Specialists(1)(2)      227.0      70.6  %   33.4      10.4 %       2.1       0.6 %       4.2       1.3 %      --        --  266.7
European Trading
Van der Moolen
 Trading                   --        --        --        --        11.0       3.4          --        --        --        --   11.0
Van der Moolen
 Effecten
 Specialist                --        --        --        --        25.2       7.8          --        --        --        --   25.2
Van der Moolen
 Obligaties                --        --       1.6       0.5         2.9       0.9          --        --        --        --    4.5
Van der Moolen
 Equities                  --        --        --        --         8.4       2.7          --        --        --        --    8.4
                   ----------- ---------  -------- --------- ----------- --------- ----------- --------- --------- --------- ------
Total revenues
 from continuing
 operations             227.0      70.6  %   35.0      10.9 %      49.6      15.4 %       4.2       1.3 %      --        --  315.8
                   ----------- ---------  -------- --------- ----------- --------- ----------- --------- --------- --------- ------
Total revenues
 from discontinued
 operations(3)           (3.8 )    (1.2 %)     --        --         6.5       2.0 %        --        --       3.3       1.0 %  6.0
                   ----------- ---------  -------- --------- ----------- --------- ----------- --------- --------- --------- ------
Total revenues          223.2      69.4  %   35.0      10.9 %      56.1      17.4 %       4.2       1.3 %     3.3       1.0 %321.8
                   =========== =========  ======== ========= =========== ========= =========== ========= ========= ========= ======



---------------------------------------

(1) We acquired New York Stock Exchange specialists Lyden, Dolan, Nick on March 1, 2002. The results of its operations are reflected in VDM Specialists' results as of that date.

(2) As of December 31, 2002, we owned a 75% economic interest in VDM Specialists. The figures shown represent 100% of the corresponding revenue amount.

(3) Comprised of revenues attributable to Van der Moolen Options USA, LLC, Cohen, Duffy, McGowan, LLC, Van der Moolen Opties, Van der Moolen U.K. and Kenny & Co.


Our revenues from continuing operations decreased by (euro)158.8 million, or 50.3%, from (euro)315.8 million for the year ended December 31, 2002 to
(euro)157.0 million for the year ended December 31, 2003. This decrease was caused primarily by a 51.3% decline in revenues from our European trading operations and a 50.1% decline at VDM Specialists. VDM Specialists accounted for 84.8% of our revenues from continuing operations for the year ended December 31, 2003, compared with 84.5% in 2002.

o    Specialist activities. Revenues from specialist activities decreased by
     (euro)126.2 million, or 55.6%, falling from (euro)227.0 million for the year ended December 31, 2002 to (euro)100.8 million for the year ended December 31, 2003. This decrease was mainly caused by market conditions, notably the low level of equity volatility during most of the year, and adverse changes in the value of the U.S. dollar relative to the euro, partly offset by the full year consolidation of the acquisition of Lyden, Dolan, Nick in 2003.
o Commission income. Commission income decreased by (euro)6.9 million, or 19.7%, from (euro)35.0 million in 2002 to (euro)28.1 million in 2003. The majority of commission revenue in both periods was attributable to VDM Specialists, which had commissions from specialist activities of (euro)33.4 million and (euro)27.2 million in 2002 and 2003, respectively. This decline resulted from lower commission based activity and the depreciation of the US dollar compared to the euro. As a result of declining revenues, the relative contribution of commission income to total revenues of continuing operations increased from 11.1% in 2002 to 17.9% in 2003.
o Proprietary trading/market making activities. Our revenues from proprietary trading/market making activities decreased by (euro)24.9 million, or 50.2%, from (euro)49.6 million for the year ended December 31, 2002 to (euro)24.7 million for the year ended December 31, 2003. This decrease reflected a fall in turnover and volatility on most of the European exchanges where we were active.
o Net interest income from stock lending activities. Net interest income from stock lending activities declined by (euro)0.8 million, or 19.0%, from
     (euro)4.2 million for the year ended December 31, 2002 to (euro)3.4 million for the year ended December 31, 2003. All of the net interest income resulted from the activities of VDM Specialists.

Expenses
Our expenses from continuing operations increased by (euro)36.0 million, or 22.1%, from (euro)162.9 million for the year ended December 31, 2002 to
(euro)198.9 million for the year ended December 31, 2003. VDM Specialists accounted for 73.8% of our expenses from continuing operations for the year ended December 31, 2003, compared with 66.7% in 2002.

o Exchange, clearing and brokerage fees. Exchange, clearing and brokerage fees decreased by (euro)9.5 million, or 28.8%, from (euro)33.0 million in 2002 to (euro)23.5 million in 2003. The decrease resulted from reduced trading activities, efforts to reduce these costs taken in 2002 and 2003 and depreciation of the U.S. dollar against the euro, which were partially offset by increases in fees charged to us by certain providers of these services.
o Employee compensation and benefits. Employee compensation and benefits decreased by (euro)36.4 million, or 46.3%, from (euro)78.7 million in 2002 to (euro)42.3 million in 2003. Most of this decrease was due to the decline in variable income-based incentive compensation for our traders and management and other staff that accompanied the decline in revenue and income levels from one period to the next. Reduction in staff numbers and the depreciation of the U.S. dollar relative to the euro accounted for a significant portion of this decrease as well. The variable component of our personnel expenses, which comprises incentive compensation for our personnel and is correlated with the development of our revenues, decreased to (euro)3.6 million, or to 2.3% of our total revenues from continuing operations for the year ended December 31, 2003, from (euro)32.4 million, or 10.3% of our total revenues from continuing operations for the year ended December 31, 2002, mainly as a result of the effect that the provision for the New York Stock Exchange/ SEC investigation had on the incentive compensation for our employees and management. Non-cash expenses related to our employee stock option plan were (euro)5.5 million and
     (euro)4.7 million in 2002 and 2003, respectively. At the beginning of 2003, we closed the plan and announced that no further options would be granted.
o    Lease of exchange memberships. Lease of exchange memberships decreased by
     (euro)1.9 million, or 12.1%, from (euro)15.7 million in 2002 to (euro)13.8 million in 2003. This decrease was mainly due to the decline in open market prices for purchasing seats, which affected lease rates, a reduction in the number of New York Stock Exchange memberships leased by VDM Specialists and the deprecation of the U.S. dollar relative to the euro.
o Information and communication. Information and communication expenses decreased by (euro)1.5 million, or 30.6%, from (euro)4.9 million in 2002 to
     (euro)3.4 million in 2003. This decrease was the result of cost saving measures taken in 2002 and 2003 as well as the depreciation of the U.S. dollar relative to the euro.
o General and administrative expenses. General and administrative expenses decreased by (euro)7.7 million, or 39.1%, from (euro)19.7 million in 2002 to (euro)12.0 million in 2003. This decline was primarily caused by cost saving measures taken in 2002 and 2003 and the depreciation of the U.S. dollar relative to the euro, which were partially offset by increased legal and other advisory service fees in the second half of 2003 in the amount of
     (euro)1.3 million, relating mainly to the New York Stock Exchange/SEC investigation described elsewhere herein.
o    Depreciation and amortization. Depreciation and amortization decreased by
     (euro)1.9 million, or 17.4%, from (euro)10.9 million in 2002 to (euro)9.0 million in 2003. The decrease resulted mainly from the depreciation of the U.S. dollar relative to the euro.
o Provision for the New York Stock Exchange/SEC investigation. In connection with the $57.7 million settlement we reached with the New York Stock Exchange and the SEC arising out of charges relating to alleged improper trading practices, we recorded a provision of (euro)45.7 million on our income statement for the year ended December 31, 2003. For a discussion of this settlement and the related New York Stock Exchange and SEC investigations, see "Recent Developments" and "Financial Information, Consolidated Statements and other Financial Information, Regulatory Proceedings and Litigation".
o Impairment of intangible fixed assets. We performed the annual impairment tests on goodwill during the fourth quarter of 2003 for our different reporting units and determined that impairments were required on goodwill paid in relation to the acquisitions of VDM Specialists and in relation to our European Trading activities. The amounts were (euro)27.7 million and
     (euro)21.5 million respectively, for a total of (euro)49.2 million. The impairment related to VDM Specialists was based on valuations by external independent consultants using a discount rate of 13% and resulted from uncertain market conditions and associated estimated lower profitability of this entity. The impairment of the goodwill related to the European Trading operations was the result of uncertain market conditions and the associated estimated lower profitability of the entities involved. In determining the discounted value of future cash flows of the European Trading operations, a discount rate of 15% was applied. Based upon valuations by external independent consultants, no impairment charge on the specialist stock lists of VDM Specialists was considered to be necessary. Further impairment charges were taken in relation to the discontinued operations of Van der Moolen Options USA, LLC and Cohen, Duffy, McGowan, LLC. See note 3 of our U.S. GAAP consolidated financial statements.

Gain on disposal of long-term investments and associates
For the year ended December 31, 2003, we reported a gain on disposals of long-term investments and associates of (euro)0.9 million. This gain related to the sale of our approximately 1% shareholding in Tullett Plc., which was sold in February 2003.

Interest expense, net
For the year ended December 31, 2003, we reported net interest expense of
(euro)8.9 million, a 31.5% decrease compared to 2002. This decrease mainly resulted from the decrease in interest rates over the comparable periods as well as the depreciation of the U.S. dollar against the euro.

Interest expense, capital subject to mandatory redemption, net
As a result of the adoption of SFAS No. 150, our minority members' capital was reclassified as a liability as of December 31, 2003; therefore, amounts reflected in the consolidated statement of income are treated as interest expense as from and including the year ended December 31, 2003. Previous years' financial data was not restated. This item reflects that portion of our income that is attributed to the minority members of our U.S. subsidiary VDM Specialists (excluding amortization and impairments of goodwill and other intangible assets). In comparison with minority interest recognized in 2002, the decrease from (euro)35.3 million to (euro)2.4 million in 2003 was caused by the decreased income level realized by VDM Specialists in comparison with 2002, mainly as a result of the provision for the New York Stock Exchange/SEC investigation recognized in 2003.

Other income
Other income mainly comprises foreign currency gains and losses. For the year ended December 31, 2003, other income included a gain of (euro)2.4 million in relation to the U.S. dollar put options bought in 2003. See "Risk Factors - Risks Associated with the Company".

(Loss) income from continuing operations before income taxes
As a result of the foregoing factors, our income from continuing operations before income taxes decreased from (euro)145.0 million for the year ended December 31, 2002 to a loss of (euro)46.2 million for the year ended December 31, 2003. As described above, the comparison of (loss) income from continuing operations before income taxes is affected by the reclassification involving minority interest and interest expense, capital subject to mandatory redemption, net arising from the adoption of SFAS 150.

Provision for income taxes
The provision for income taxes decreased from a charge of (euro)46.1 million in 2002 to a credit of (euro)12.2 million in 2003. The provision for income taxes as a percentage of income before taxes (for the year ended December 31, 2002: as a percentage of income before taxes and less minority interests), decreased from 42.0% (charge) for the year ended December 31, 2002 to 26.4% (benefit) for the year ended December 31, 2003. The tax benefit in the year ended December 31, 2003 has been negatively influenced by the non-tax deductibility of the New York Stock Exchange/SEC provision that relates to civil penalties, which amounted to
(euro)18.1 million ($22.8 million).

Minority interests
See "Interest expense, capital subject to mandatory redemption, net" above.

Net loss from discontinued operations
The net loss from discontinued operations reflects the results of Van der Moolen Options USA, LLC, Cohen, Duffy, McGowan, LLC, Van der Moolen Opties and Kenny & Co, our operations that were discontinued in 2003, and the results of Van der Moolen UK Ltd., which was disposed of in 2004. All of these operations are classified as discontinued operations under applicable accounting standards. The total net loss amounted to (euro)24.6 million in 2003 compared to a net loss of
(euro)33.5 million in 2002. See note 3 of our U.S. GAAP consolidated financial statements for an overview of the components of this net loss.

Net (loss) income
As a result of the foregoing factors, our net income decreased by (euro)88.7 million in 2003, from (euro)30.1 million for the year ended December 31, 2002 to a loss of (euro)58.6 million for the year ended December 31, 2003.


(B)      Liquidity and Capital Resources

We have financed our businesses primarily through capital contributions from our shareholders, the members or shareholders of our subsidiaries, the issuance of subordinated debt and from short-term borrowings. As of December 31, 2004, we had (euro)1.3 billion in assets, (euro)288.2 million of which consisted of cash and cash equivalents. As of December 31, 2003, we had (euro)2.9 billion in assets, (euro)383.8 million of which consisted of cash and cash equivalents (including cash and cash equivalents within held-for-sale assets). Out of our assets at December 31, 2003, (euro)417.7 million were held-for-sale, of which
(euro)12.6 million consisted of cash and cash equivalents.

Cash and cash equivalents at December 31, 2004 and 2003 included (euro)69.4 million and (euro)134.7 million, respectively, which amounts are included in the cash pool agreement we have entered into with a commercial bank. In respect to this cash pool agreement bank overdrafts are recognized as short-term borrowings in the amount of (euro)68.7 million and (euro)157.4 million, respectively. The Company manages its cash position and cash flows on a netted basis.

Our subsidiary in the United States, VDM Specialists, is a registered broker-dealer that is subject to a variety of regulatory requirements intended to ensure the general financial soundness and liquidity of broker-dealers and the maintenance of minimum levels of net capital, as defined in SEC Rule 15c3-1, as well as net liquid assets. As of December 31, 2004, VDM Specialists' net capital, as defined, was $243.2 million ((euro)179.6 million), in excess of its net capital requirement, and VDM Specialists' net liquid assets were approximately $9.3 million ((euro)6.8 million) in excess of net liquid assets required. Our subsidiaries in Europe are also subject to capital requirements. As of December 31, 2004, all entities had net capital that exceeded their respective net capital requirement at that date.

At December 31, 2004, we had approximately (euro)31 million of freely available cash (including disposition on security positions) at of December 31, 2003 freely available cash amounted to (euro)11 million.

New York Stock Exchange Rule 326(c), which is applicable to VDM Specialists, also prohibits a broker-dealer from repaying subordinated borrowings, paying cash dividends, making loans to any parent, affiliates or employees, or otherwise entering into transactions which would result in a reduction of its total net capital to less than 150% of its required minimum capital. Moreover, broker-dealers, including VDM Specialists, are required to notify the SEC prior to repaying subordinated borrowings, paying dividends and making loans to any parent, affiliate or employee, or otherwise entering into transactions which, if executed, would result in a reduction of 30% or more of their excess net capital (net capital less minimum requirement). The SEC has the ability to prohibit or restrict such transactions if the result is detrimental to the financial integrity of the broker-dealer.

Our indebtedness

Van der Moolen Holding N.V.
As of June 24, 2005 we had the following loan agreements. Under most of these agreements, we are liable jointly and severally with some or all of our subsidiaries (other than VDM Specialists):

o    A loan from a corporate lender in the amount of (euro)1.7 million, of which
     (euro)1.4 million is of a long-term nature, bearing interest of 6.25% per annum. This loan is payable in annual installments with a final maturity on January 28, 2010.
o A 5.66% term loan in the amount of (euro)22.7 million from ING Bank Mezzanine Fonds B.V., in respect of which (euro)3.6 million remains outstanding. The loan is repayable in annual installments, the last of which is due on December 14, 2005.
o A (euro)5 million uncommitted overdraft facility from ING Bank N.V. Interest on this facility is set at 1% over the bank's base lending rate. There are no amounts outstanding under this facility.

o A (euro)15 million committed credit facility with ABN Amro Bank N.V. Interest on this facility is set at 2.5% over the one-months Euribor rate. There are no amounts outstanding under this facility. This facility matures on December 29, 2005.

We also have uncommitted overdraft facilities to finance the trading activities of our subsidiaries.

We are also liable for the liabilities of our wholly owned Dutch subsidiaries, which arise out of legal acts by these subsidiaries, pursuant to the statement that we have issued in accordance with section 2:403 of the Dutch Civil Code.

Van der Moolen Holding N.V. has issued a guarantee with respect to the repayment of a loan taken up by LOC, LLC, see "Other" below.

Further, Van der Moolen Holding N.V. has issued a guarantee to third parties for a total amount of (euro)1.0 million in relation to a credit facility of Stichting Van der Moolen Holding. No amounts are drawn under this facility.

VDM Specialists
VDM Specialists has entered into a subordinated note purchase agreement pursuant to which notes were issued in the aggregate principal amount of $20.0 million ((euro)14.8 million). These notes mature on December 31, 2005, bear interest at an annual rate of 8.0% and are repayable in four equal annual installments beginning December 31, 2002. As of June 24, 2005 an amount of $5 million ((euro)3.7 million) was still outstanding under this agreement. On August 3, 2001, VDM Specialists issued subordinated notes in the aggregate principal amount of $130.0 million ((euro)96.0 million). A portion of the proceeds of this issuance was used to retire part of VDM Specialists' then-outstanding subordinated notes. Of the $130.0 million issued, $65.0 million ((euro)48.0 million) matures on August 3, 2008, bears interest at an annual rate of 7.54% and is payable in three installments beginning on August 3, 2006, and $65.0 million ((euro)48.0 million) matures on August 3, 2011, bears interest at an annual rate of 7.80% and is payable in five annual installments beginning on August 3, 2007. The purpose of this debt is to enable VDM Specialists to satisfy applicable New York Stock Exchange net capital and net liquid assets requirements.

On March 1, 2002, VDM Specialists issued subordinated notes in the aggregate principal amount of $40.0 million ((euro)29.5 million). These notes mature on March 1, 2008, bear interest at an annual rate of 7.11% and are payable in four annual installments, the first having been paid on March 1, 2005. As of June 24, 2005 an amount of $30 million ((euro)22.2 million) was still outstanding under this agreement. The purpose of this debt is to enable VDM Specialists to satisfy New York Stock Exchange net capital and net liquid assets requirements following the acquisition of Lyden, Dolan, Nick.

The subordinated notes, 8.00% due December 30, 2005, 7.11% due March 1, 2008, 7.54% due August 3, 2008 and 7.80% due August 3, 2011 contain certain financial, reporting and other restrictive covenants. Financial covenants relate to, among other things, compliance with regulatory minimum capital and net liquid asset requirements. If VDM Specialists ceases to be in compliance with a financial covenant, and the non-compliance is not waived by the holders of the subordinated notes, the entire debt balance becomes repayable within a period of six months, and cross defaults with respect to other borrowing by VDM Specialists could be triggered.

On April 19, 2004, VDM Specialists issued junior subordinated notes in the aggregate principal amount of $1.1 million ((euro)0.8 million) to certain of its minority members. These notes mature on October 31, 2005 and bear interest at an annual rate of 7%. The purpose of these notes is to enable VDM Specialists to satisfy applicable New York Stock Exchange net capital and net liquid assets requirements.

Historically, VDM Specialists used interest rate swaps to mitigate its exposure to interest rate changes on certain of its subordinated notes. In June 2005, VDM Specialists changed its policy and now hedges its exposure to interest rate fluctuations depending on its assessment of future interest rate movements. As a consequence, the interest rate swaps were terminated.

VDM Specialists also has subordinated liabilities amounting to $4.2 million ((euro)3.1 million) as of December 31, 2004, that are related to exchange memberships contributed at market value by the members of VDM Specialists.

VDM Specialists has issued 325(e) guarantees to the New York Stock Exchange in the total amount of $5.8 million ((euro)4.3 million). These guarantees, in the amount of $0.1 million each, shall be available for amounts due to the New York Stock Exchange and losses due to other members or member organizations arising directly from the closing out of securities contracts under New York Stock Exchange rules.

Other
LOC, LLC, a variable interest entity consolidated under the provisions of FIN 46(R), has entered into a loan agreement with a commercial bank in respect of which $3.7 million is outstanding ((euro)2.7 million) as of June 24, 2005. The loan is repayable in four annual instalments, the last of which is due on January 13, 2009. Van der Moolen Holding N.V. has issued a guarantee in respect of this loan. As a result of the consolidation of LOC, LLC, the loan is recognized in the Consolidated Statement of Financial Condition at December 31, 2004 and is also included in the summary of indebtedness stated below.

Summary of indebtedness
As of June 24, 2005, the scheduled maturities of our obligations, excluding bank overdrafts, assuming any available rollover provisions are inapplicable, were:



                                                               Less than                                   Greater than
                                                  Total (1)    1 year (1)     1-3 years(1)  3-5 years(1)    5 years (1)
-------------------------------------------     -----------  ------------   -------------- -------------  -------------
                                                                          (in (euro) millions)
-------------------------------------------     -----------  ------------   -------------- -------------  -------------
Indebtedness

Short-term debt                                           -             -               -             -              -
Long-term debt                                          4.4           1.2             1.9           1.3              -
Subordinated liabilities(2)                           125.3          15.4            56.0          34.8           19.1
Operating leases                                        6.4           2.8             2.0           1.6              -


-------------------------------------------

(1) Amounts stated are principal amounts. Principal amounts in dollars are translated into euros at the exchange rate of (euro)1.00 = $1.3648.

(2) Subordinated liabilities exclude memberships in exchanges, contributed by members, at market value.


For the year ended December 31, 2005, we plan to contribute (euro)0.7 million to our pension plans.

Off-balance sheet arrangements
In addition to the obligations recorded on our balance sheet, we have certain commitments and contingencies that may result in future cash requirements. These off-balance sheet arrangements consist of guarantees to third parties as discussed above, which are in addition to capital commitments and operating lease commitments. See note 23 of our U.S. GAAP consolidated financial statements included in this annual report for further information regarding our commitments and contingent liabilities.

Capital Expenditure

We have financed, and expect to continue to finance, our capital expenditure requirements primarily through the issuance of new share capital in the form of common shares and financing preferred shares, as well as from external financing and working capital. Our capital expenditure was (euro)1.1 million, (euro)1.4 million and (euro)66.0 million for the years ended December 31, 2004, 2003 and 2002, respectively. As a result of the absence of acquisitions, our capital expenditure in 2004 was limited. Our capital expenditure in 2002 mainly reflected the acquisition of Lyden, Dolan, Nick, as described above under "-- Basis of preparation of our U.S. GAAP consolidated financial statements -- Changes in group composition".

We currently anticipate that our available cash resources and credit facilities will be sufficient to meet our announced acquisition and our anticipated repayments, working capital, regulatory capital, dividend payments and capital expenditure requirements through the end of 2005.

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

Our supervisory board consists of five members. Our supervisory board members are:



Name                                                                   Age         Position          Expiry of term
--------------------------------------------------------------------------------------------------------------------
Rudolf G.C. van den Brink                                               57         Chairman                    2006
Jan Aalberts                                                            65           Member                    2006
Marinus Arentsen                                                        65           Member                    2008
Gerrit H. de Marez Oyens                                                63           Member                    2006
Gerard L. van den Broek                                                 63           Member                    2008


Rudolf G.C. van den Brink has served as a member of our supervisory board since July 24, 2002. He holds a Ph.D. in Economics from the University of Amsterdam. Mr. Van den Brink is a professor of Monetary Economics and Financial Institutions at the University of Amsterdam and is chief economic advisor to the management board of ABN AMRO Bank N.V. From 1976 to 2002, Mr. Van den Brink worked for ABN AMRO Bank N.V., becoming a member of the executive board in 1997. He is also a member of the supervisory boards of Samas-Groep N.V., Oranje-Nassau Groep B.V., Legal & General Nederland Levensverzekering Maatschappij N.V. and Akzo Nobel N.V. Further, he is the chairman of the supervisory board of Nederlandse Waterschapsbank N.V., Center Parcs Europe N.V., Arbo Unie B.V. and the University of Nijenrode.

Jan Aalberts has served as a member of our supervisory board since April 9, 1998. He is president and chief executive officer of Aalberts Industries N.V., a machine components manufacturer. He has been a member of supervisory boards of several companies in the Netherlands, and is currently a member of the supervisory board of NeSBIC, a venture capital fund, Stork N.V., an industrial supplier of machine components, systems and services for various industries, and Boskalis Westminster N.V., a dredging company.

Marinus Arentsen was elected to our supervisory board at our Annual General Meeting of Shareholders on April 14, 2004. A registered accountant, he was previously chief financial officer and a member of the executive board of CSM NV, a food producer. He serves as chairman of the supervisory boards of CSM Nederland B.V. and Klaverblad Verzekeringen U.A., an insurer, and as chairman of Frans Maas N.V., a logistics provider. In addition, he is a member of the supervisory boards of Zuivelcooperatie Campina, an agribusiness, Incotec International B.V. a firm that provides services to agribusiness and Oce N.V., a manufacturer of document management systems.

Gerrit H. de Marez Oyens has served as a member of our supervisory board since April 9, 1998. He was secretary general of the International Federation of Stock Exchanges in Paris from 1990 to February 2001. He holds a degree in law from the University of Leiden. From 1975 to 1990, Mr. de Marez Oyens worked for Amsterdam Exchanges N.V., becoming secretary general in 1984. Mr. de Marez Oyens is chairman of the supervisory board of Bank Oyens & Van Eeghen N.V. in Amsterdam and Vice Chairman of the supervisory board of the Amsterdam Power Exchange Spot Market B.V. in Amsterdam.

Gerard L. van den Broek has been a member of our supervisory board since April 3, 1996. He holds a degree in law from Erasmus University, Rotterdam. After working as a member of the management team of Nederlandse Credietverzekering Maatschappij until 1978. In 1982, he subsequently joined Spencer Stuart Management Consultants, a management consultancy and executive recruiting firm, where he was a partner until May 2001. He also serves on the supervisory board of Alan Holdings Nederland B.V., an aluminum refiner and component manufacturer.

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

The business address of each member of our executive board is the address of our principal executive office in Amsterdam, the Netherlands.



The members of our executive board are:

Name                                                               Age                                     Position
-----------------------------------------------------------   ------------     -------------------------------------
Friedrich M. J. Bottcher                                           58               Chairman of the executive board
Leo J. Pruis                                                       52                       Chief financial officer
Casper F. Rondeltap                                                49                                        Member



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

Leo J. Pruis is an economist and registered accountant, who has served in financial capacities at a number of financial services firms, most recently as a member of the executive boards of Eureko B.V. and Achmea Holding N.V. Prior to his employment there he held general management positions with Fortis N.V. and Credit Lyonnais Bank Nederland N.V. Mr. Pruis joined Van der Moolen on January 3, 2005, became CFO upon the departure of his predecessor on February 28, 2005 and was elected to the Executive Board at the Annual General Meeting of Shareholders on April 6, 2005.

Casper F. Rondeltap has been a member of the management committee of VDM Specialists since 2000. Prior to that he acted as a hoekman (specialist) on the Amsterdam Exchanges from 1983 up to 1997 and was the Director of Investor Relations of Van der Moolen between 1997 and 2000. He became a member of the executive board of Van der Moolen Holding N.V. on April 9, 2003.

New York Stock Exchange Corporate Governance Requirements

We are subject not only to the rules of the Dutch Corporate Governance Code but also to the New York Stock Exchange corporate governance rules and to the provisions of the U.S. Sarbanes-Oxley Act. We are not subject to any other corporate governance code. We comply with the corporate governance rules applicable to foreign private issuers listed on the New York Stock Exchange. As a foreign private issuer with ADSs listed on the New York Stock Exchange, we are permitted to follow our home-country practices with respect to most corporate governance matters instead of those that apply to U.S. domestic issuers, provided that we disclose any significant ways in which our corporate governance practices differ from those followed by listed domestic U.S. companies under the New York Stock Exchange listing standards.

Like most public Dutch companies, we have a two-tier governance regime consisting of a non-executive supervisory board and an executive board. As set out in more detail above, our supervisory board oversees and controls our executive board, whereas the executive board is responsible for the management of the company. Members of the executive board and other officers and employees cannot simultaneously act as members of the supervisory board. The supervisory board has the right to submit specified resolutions of the executive board for its approval. Certain material decisions of the executive board are in any event subject to the approval of the supervisory board, whereas resolutions of the executive board regarding a significant change in the identity or nature of the company are, in addition to supervisory board approval, subject to the approval of the general meeting of shareholders.

Both the Dutch Corporate Governance Code requirements and the New York Stock Exchange rules require that a majority (or more) of the members of a board of directors be independent. However, the relevant definitions of independence differ in their details. In some cases, the Dutch requirement is stricter, such as by requiring a longer "look back" period for former executive directors; in others the New York Stock Exchange requirement is the stricter of the two. New York Stock Exchange listing standards also require that the external auditor be appointed by a company's audit committee. In accordance with Dutch law, our external auditor is appointed by the general meeting of shareholders. Any such appointment made is based on a nomination by the supervisory board rather than a nomination by our audit committee. On the other hand, our audit committee has the sole authority to make recommendations for such appointment, which in turn is subject to confirmation by our supervisory board. The responsibility for our corporate governance structure lies with the executive board and the supervisory board as a whole, and is not delegated to a sub-committee of the supervisory board. In general, we believe that our current corporate governance practices are consistent in principle with the standards required of U.S. companies listed on the New York Stock Exchange.

Corporate Governance Developments in the Netherlands

In 2004, the Netherlands introduced new corporate governance principles, known as the "Tabaksblat Code", referred to herein as the "Code". Companies subject to the Code are required either to conform to its principles and best practices or explain why they do not. Many of the provisions of the Code are similar to provisions contained within the Sarbanes-Oxley Act of 2002 and the rules and regulations thereunder, with which we have already begun to comply. However, there are other provisions of the Code from which we depart in some respects.

The Code requires that executive board members' incentive compensation have both short and long-term components. We fulfill this requirement only partially, as some of our employment contracts pre-date the Code. However, all such contracts will conform to the Code at such time as they are renewed.

Companies to which the Code applies are expected to establish rules governing all security investment activities of their supervisory board members, rather than limiting this oversight to investments in the company. We expect to become compliant with this requirement over the course of the remainder of 2005.

The Code recommends that the supervisory board establish separate committees for remuneration and nomination. Given the number of our supervisory board members, we have chosen to combine these committee functions.

Under the Code, a general meeting of shareholders is empowered to cancel binding nominations of candidates for the executive or supervisory boards, and to dismiss members of either board by a simple majority vote of those in attendance, although the company may require a quorum of at least one-third of the voting rights outstanding for such a vote to be enforced. If such a quorum is not represented, but a majority of those in attendance votes in favor of the proposal, a second meeting may be convened and its vote will be binding, even without a one-third quorum. Our articles of association currently require that, in such a situation, the supervisory board give consideration to the resolution, but do not require that the new meeting be called. We expect to change our articles of association to bring them into conformity with this requirement, subject to clarification of several relevant points of Dutch law. We are performing a similar exercise with respect to the Code's requirement that companies specify a registration date for exercise of rights to attend and vote at a general meeting of shareholders.

In 2004, we made significant efforts to strengthen our control systems in accordance with the broadly defined requirements of the Code. However, we will continue to work to improve our compliance procedures and processes further, to formalize and document our internal control procedures and activities and to improve financial oversight and control of our Group companies, all with an eye to achieving full compliance with the internal risk management and control requirements of the Code.

(B) Compensation

Supervisory Board

Each of our supervisory board members receives a yearly fee and supervisory committee members (including members of the audit committee and the remuneration & nominating committee) receive an additional (euro)1,500 per convened and attended meeting since April 9, 2003. Additionally, each supervisory board member is reimbursed for expenses incurred in connection with attendance at, and travel to and from, supervisory board meetings. In accordance with the employment agreements to which some of our supervisory board members are a party, compensation must be paid to the organizations for which our supervisory board members work, rather than to the members themselves. During 2004, Van der Moolen Holding N.V. had five supervisory board members. These members received total remuneration of (euro)0.21 million. The annual remuneration of the chairman of the supervisory board amounted to (euro)38,478. The vice chairman received (euro)24,959 and other members received an aggregate (euro)84,385. For attendance at audit and nominating & remuneration committee meetings, the Chairman received (euro)23,205 and other members of the committee received an aggregate (euro)43,485 during 2004. All these individual amounts are inclusive of Value Added Tax where applicable.

No loans are outstanding to members of our supervisory board.


Executive Board

The aggregate annual base salary compensation that our executive board members received during 2004 was (euro)1.3 million. In accordance with the terms and conditions of their employment contracts, executive board members are eligible for a bonus. Bonus payments depend on our financial results and individual performance. For the year ended December 31, 2004, the aggregate amount of bonuses paid to or accrued for our executive board members was (euro)278,706. The remuneration per executive board member is set out below:



                                                                                   Pension,
                                                                                     social
                                                                               security and
                                            Fixed salary    Bonus expenses   other benefits             Total
--------------------------------------------------------------------------------------------------------------
                                                                        (euros)
--------------------------------------------------------------------------------------------------------------
Friedrich M. J. Bottcher                         431,100                --           99,688           530,788
Frank F. Dorjee                                  328,992           134,000           82,236           545,228
James P. Cleaver, Jr.(1)                         241,176                --               --           241,176
Casper F. Rondeltap                              294,330           144,706          238,381(2)        677,417
                                           --------------   ---------------  ---------------  ---------------
Total                                    (euro)1,295,598     (euro)278,706    (euro)420,305   (euro)1,994,609
                                           ==============   ===============  ===============  ===============


(1)  Mr. Cleaver retired from our executive board in December, 2004.

(2) Expenses in the amount of (euro)137,173 relate to Mr. Rondeltap's expatriate status.

For the year ended December 31, 2004, we recognized expenses in the amount of
(euro)60,000 for Mr. Bottcher, (euro)39,321 for Mr. Dorjee and (euro)52,036 for Mr. Rondeltap to provide for retirement benefits. No loans are outstanding to members of our executive board.

Share Options Held by Members of our Executive Board

The following table provides certain information regarding our common shares and options in respect thereof held by members of our executive board as of June 24, 2005; note that Mr. Cleaver retired from the board in December, 2004, Mr. Dorjee resigned from the executive board effective February 28, 2005 and no options have been granted to Mr. Pruis to date.



                                                       Total number of      Options    Expiration                Exercise
                                                        common shares      held(1)        date(s)       price(s) EUR (1)
Name of Holder
------------------------------------------------------------------------------------------------------------------------
Friedrich M.J. Bottcher                                           --
                                                                           45,000       Dec. 2005                 30.18
                                                                           45,000       Dec. 2006                 31.45
                                                                           25,000       Dec. 2007                 21.00
James P. Cleaver, Jr.                                             --
                                                                            6,000       Dec. 2005                 30.18
                                                                            9,000       Aug. 2006                 27.30
                                                                           12,000       Dec. 2006                 31.45
                                                                            5,000       Dec. 2007                 21.00
Casper F. Rondeltap                                               --
                                                                           19,000       Dec. 2005                 30.18
                                                                            3,000       Aug. 2006                 27.30
                                                                           23,000       Dec. 2006                 31.45
                                                   ------------------  -----------
Total                                                             --      192,000
                                                   ==================  ===========



(1) Exercise prices have been adjusted for the three-for-one share split that occurred on May 1, 2001. Each option is exercisable into one common share.


None of the members of our supervisory board hold any options in respect of our shares. For further information regarding stock options, including the accounting impact and vesting of these options, see note 18 to our U.S. GAAP consolidated financial statements included elsewhere in this annual report and "-- Share Ownership -- Equity Stock Option Plan" for a discussion of our employee share option plan.


(C) Board Practices

No members of the executive board are entitled to fixed compensation.

No members of our supervisory board or executive board are entitled to any benefits (apart from pension or similar retirement benefits as described under "-- Compensation of our executive board") upon termination of their employment by Van der Moolen Holding N.V.

Audit Committee

In accordance with the charter established by the supervisory board of Van der Moolen Holding N.V., the audit committee must be comprised of at least two members. As of June 24, 2005, the audit committee was comprised of three members: Mr. Arentsen (chairman), Mr. van den Brink and Mr. de Marez Oyens.

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

Remuneration and Nominating Committee

The remuneration and nominating committee must have at least two members. As of June 24, 2005, the committee consisted of Mr. van den Broek (chairman) and Mr. van den Brink.

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


(D) Employees

The following table provides information about the number of employees who worked for us and each of our principal subsidiaries as of December 31, 2004, 2003 and 2002.



                                                                                 As of December 31,
--------------------------------------------------------------   --------------------------------------------------
Company                                                                    2004             2003             2002
--------------------------------------------------------------   --------------- ----------------   ---------------
Van der Moolen Holding                                                       20               27               27
VDM Specialists                                                             244              264              300
Cohen, Duffy, McGowan, LLC (1)                                               --               --               36
Van der Moolen Options USA, LLC(1)(2)                                        --               14               30
Van der Moolen Effecten                                                      18               25               25
Van der Moolen Trading                                                       27               27               27
Van der Moolen Opties Amsterdam(1)                                           --               --                2
Van der Moolen U.K (1)                                                       --               25               33
Van der Moolen Equities Ltd                                                  24               14               13
Van der Moolen Obligaties                                                     3                3                3
Other                                                                        --                5                5
                                                                 --------------  ---------------    --------------
                                                                 --------------  ---------------    --------------
Total                                                                       336              404              501
                                                                 ==============  ===============    ==============


-------------------------------------------

1) Cohen, Duffy, McGowan, LLC and Van der Moolen Opties Amsterdam were closed during 2003. The sale of Van der Moolen U.K. was completed on April 7, 2004. The sale of Van der Moolen Options USA, LLC was completed in December, 2004.
2) The decrease in the number of employees who worked for Van der Moolen Options USA, LLC is due to the closure of our operations on the Philadelphia Stock Exchange in 2003 and final sale of the entity in December, 2004.

The following table provides information about the number of the group's employees by function as of December 31, 2004, 2003 and 2002.



                                                                                 As of December 31,
-------------------------------------------------------------------------------------------------------------------
Function                                                                    2004             2003             2002
-------------------------------------------------------------------------------------------------------------------
Traders                                                                      254              289              358
Administration and support                                                    47               58               91
Operating company management                                                   7               17               14
Holding company management and staff                                          16               23               21
Technology support                                                            12               17               17


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

Equity Stock Option Plan

We closed our employee option plan in 2003 and announced that no further options would be granted. However, some options remain outstanding from the old plan. That plan was established with respect to our management and employees. Under the previous plan, members of our executive board and other specified employees were granted an option to acquire a specified number of common shares. The exercise price for all options issued and outstanding as of June 24, 2005 is between (euro)16.17 and (euro)35.22. Each option is exercisable into one common share.

On December 31, 2004, the number of unexercised outstanding options held by our staff was 851,905, and the total number of unexercised outstanding options held by members of our executive board as a group was 257,000.

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

Item 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

(A)  Major Shareholders

The following table sets forth certain information concerning the beneficial ownership of our outstanding share capital, which is comprised of our common shares, financing preferred A shares and financing preferred B shares as of April 6, 2005 by:
o each shareholder whom we know to be a beneficial owner of approximately 5% or more of our outstanding share capital;
o    each holder of financing preferred A and B shares; and
o    our supervisory board and executive board as a group.

Percentage of beneficial ownership is based on an aggregate of 38,959,404 shares outstanding (excluding 102,182 common shares purchased by Van der Moolen Holding N.V. as of that date), representing 43,134,380 votes, composed of 38,317,100 common shares, 251,000 financing preferred A shares and 391,304 financing preferred B shares. The totals underlying these percentages comprise, for each individual shareholder, both the total number of shares outstanding and the number of shares underlying options held by the individual shareholder.



                                                                  Shares beneficially owned(1)
-------------------------------------------------------------------------------------------------------------------
Beneficial Owner                                                                                            Voting
                                                                       Number of        Number of      interest in
                                                                       financing        financing      outstanding
                                                     Number of       preferred A      preferred B            share
                                                 common shares            shares           shares       capital(2)
                                                                                                                %
-------------------------------------------------------------------------------------------------------------------
Fortis Utrecht N.V(3).                                328,037                 --           326,087              6.4
Ducatus N.V(3)                                             --            251,000            43,478              5.1
PGGM                                                  998,554                 --            10,869              2.5
ABP                                                   749,932                 --            10,870              1.9
Shares held by our supervisory board as a                  --                 --                --               --
  group
Shares held by our executive board members
  as a group                                               --                 --                --               --
Shares held by the public                          36,240,577                 --                --             84.1
                                               ---------------   ---------------   ---------------   --------------
Total excluding shares purchased by the            38,317,100            251,000           391,304            100.0
  Company
Purchased shares held by the Company(4)               102,182                 --                --               --
                                               ---------------   ---------------   ---------------   --------------
Total(5)                                           38,419,282            251,000           391,304            100.0
                                               ===============   ===============   ===============   ==============


(1) Under Rule 13d-3 of the Exchange Act, more than one person may be deemed to beneficially own certain common shares (if, for example, persons share the power to vote or the power to dispose of the common shares). In addition, a person is deemed to beneficially own common shares if the person has the right to acquire the common shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. As a result, the percentage of outstanding common shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of common shares actually outstanding. These numbers include options held by shareholders because options are exercisable on grant.
(2) Holders of our common shares, financing preferred A shares and financing preferred B shares vote as a single class on all matters requiring a shareholder vote. Each common share carries one vote and each financing preferred A share and each financing preferred B share of (euro)0.60 nominal each, carries 7.5 votes.
(3) Common share ownership interests for these shareholders are not publicly available. Accordingly, the number is estimated by us, in part based on notifications shareholders were required to make pursuant to Dutch law when they reach a threshold interest of 5% and again at 10%. Our estimates are based on information available to us as of April 6, 2005.
(4) As of April 6, 2005, the total number of shares repurchased by Van der Moolen Holding N.V. following the implementation of our share purchase plan was 102,182. These shares do not have voting rights. See "Purchase of Equity Securities by Issuer and Affiliated purchasers".
(5) As of June 24, 2005, the total number of purchased shares held by the company and the number of financing preferred A shares and the number of financing preferred B shares remained unchanged compared to April 6, 2005. As a result of the issue of stock dividend on April 22, 2005, the total number of common shares outstanding increased by 1,026,195.

None of our major shareholders has voting rights that differ from those of our other shareholders.

As of April 6, 2005, 8,477,610 common shares were lodged with the Bank of New York as depositary, on the basis of which it had issued an identical number of ADSs.

(B) Related Party Transactions

On December 31, 2004 Fortis Utrecht NV held a 6.4% ownership interest in the Company. Affiliates of this entity also act as a clearing organization for the Company. These services are provided on an arm's length basis.

During 2004, Mr. James Cleaver, Jr, a member of the Executive Board, held a 1.0% partnership interest in VDM Specialists. This interest was relinquished in December 2004, when Mr. Cleaver retired. The profit share relating to this partnership interest in VDM Specialists (including interest on capital balances) for the year ended December 31, 2004 amounted to (euro) 0.3 million. Further, the Group leases a seat from Mr. Cleaver, for which he received payments of
(euro) 0.2 million in 2004.

VDM Specialists makes payments to certain of its members and employees, including the members of its management committee, in respect of seats in the New York Stock Exchange that they own of record or which they are the beneficial owner and have contributed the seat for use or leased it to VDM Specialists. During 2004, VDM Specialists paid (euro)3.3 million in respect of these seats.

See "Operating and Financial Review and Prospects - Liquidity and Capital Resources - Our indebtedness" for guarantees issued in relation to related parties.

(C) Interest of Experts and Counsel

Not applicable.

Item 8: FINANCIAL INFORMATION

(A)  Consolidated Statements and Other Financial Information

Reference is made to Item 18 for a list of all financial statements filed as part of this annual report.

Regulatory Proceedings and Litigation

VDM Specialists

Specialist Trading Investigations
On March 30, 2004, we announced a settlement with the New York Stock Exchange and the SEC of charges resulting from an investigation of trading practices at several specialist firms, including VDM Specialists.

The settlement, which was agreed on the basis of no admission or denial, was entered into in connection with alleged violations of Section 11(b) of the Exchange Act, and rules promulgated under that Act concerning New York Stock Exchange specialist trading, including the requirement that a specialist maintain a fair and orderly market, and violations of Section 15(b)(4)(E) of the Exchange Act, including failure to supervise with respect to certain transactions in which one or more of our employees allegedly violated Section 10(b) of the Exchange Act including Rule 10b-5. Pursuant to the settlement, and without admitting or denying any wrongdoing, we announced that VDM Specialists would pay a total of $57.7 million in restitution to customers and civil penalties for certain trades that occurred during the five year period from 1999 to 2003. Of the total agreed restitution and civil penalties, $34.9 million represented restitution and $22.8 million represented civil penalties. The full amount of the restitution payment was paid within ten days of the date of settlement. We agreed with the SEC to pay the $22.8 million in civil penalties on an installment basis, with the first installment of $10.8 million made within ten days of the date of settlement and $2.0 million paid every three months thereafter until all penalties have been paid in full. At December 31, 2004, the remainder due was $6.0 million ((euro)4.4 million). This amount is shown under accounts payable, accrued expenses and other liabilities in our Consolidated Statement of Financial Condition. It is our understanding that the four other largest New York Stock Exchange specialist firms also settled the investigation concerning their specialist trading activities during the 1999 to 2003 period. The SEC, New York Stock Exchange and the Department of Justice continue to investigate the conduct of certain present and former employees of VDM Specialists. On April 12, 2005, seven former employees of VDM Specialists were indicted for securities fraud and conspiracy to commit securities fraud. Also on April 12, 2005, the SEC commenced civil proceedings against these seven former employees of VDM Specialists, as well as another employee of VDM Specialists who was not indicted. The NYSE has also brought charges against these former employees of VDM Specialists.

In re New York Stock Exchange Specialists Securities Litigation
In the fourth quarter of 2003, four putative class action suits were filed with the U. S. District Court for the Southern District of New York against VDM Specialists and other New York Stock Exchange specialist firms. On March 11, 2004, a similar suit, which was brought by an individual plaintiff who was not alleging to represent a class, was filed in the U.S. District Court for the Southern District of New York. One of the class action suits and the individual suit also name the New York Stock Exchange and Van der Moolen Holding N.V. as defendants. Each of these five suits was filed on behalf of plaintiffs who allege that the defendants violated U.S. federal securities law by conducting improper trading activity to the detriment of pending customer orders.

The suits were filed on the grounds of the trading violations that were the subject of the New York Stock Exchange and SEC investigation mentioned above. The suits claim unspecified restitution and damages. On May 27, 2004, the U.S. District Court for the Southern District of New York entered an order consolidating the four class action suits and the individual action, appointing lead plaintiffs, and directing that a consolidated amended complaint be filed within 45 days, absent an agreement by the parties concerning the preliminary schedule.

The co-lead plaintiff filed an amended consolidated complaint on September 16, 2004 (In re NYSE Specialists Securities Litigation, No. 03-8264 (S.D.N.Y.)). On November 16, 2004, Van der Moolen Holding N.V., VDM Specialists and the other New York Stock Exchange specialist firms moved to dismiss the amended consolidated complaint. Plaintiffs' opposition to the motion was filed on January 26, 2005, and the defendants' reply was filed on March 8, 2005. The Court heard oral argument on the motion to dismiss on April 13, 2005. Neither VDM Specialists nor we have answered the complaints. Plaintiffs have also moved to modify the stay of discovery provided by the Private Securities Litigation Reform Act of 1995, and the defendants have opposed that motion. On November 17, 2004, the Court heard oral argument, but has not ruled on the motion to modify the stay. The outcome or a range of outcomes of this litigation cannot be predicted at this time.

In re Van der Moolen Holding N.V. Securities Litigation
On October 20, 2003, a plaintiff, who purported to represent holders of our ADRs, filed a class action suit on their behalf in the U.S. District Court for the Southern District of New York against Van der Moolen Holding N.V. and the members of our executive board during the relevant periods. The plaintiff alleges that Van der Moolen Holding N.V. violated U.S. federal securities law through an alleged failure to disclose in a timely and public manner details of the New York Stock Exchange and SEC investigation into improper New York Stock Exchange specialist trading activity. The plaintiff is seeking unspecified restitution and damages.

On April 14, 2004, the Court entered an order designating co-lead plaintiffs. Co-lead plaintiffs filed an amended complaint on July 9, 2004. On September 14, 2004, co-lead plaintiffs filed a Second Amended and Consolidated Class Action Complaint (In re Van der Moolen Holding N.V. Securities Litigation, No. 03-8284 (S.D.N.Y.)). VDM Specialists was also named a defendant in the Second Amended and Consolidated Class Action Complaint. Van der Moolen Holding N.V., VDM Specialists and the individual defendants moved to dismiss the complaint on November 22, 2004. Plaintiffs responded to that motion on January 22, 2005, and the defendants filed memoranda in reply on February 22, 2005. Oral argument on the motion to dismiss occurred on March 30, 2005. None of the defendants to this action have answered the Second Amended and Consolidated Class Action Complaint. The outcome or a range of outcomes of this litigation cannot be predicted at this time.

Posner
On December 4, 2003, Michael Posner, a plaintiff claiming to sue on behalf of the general public of the state of California filed a lawsuit against VDM Specialists, its chief executive officer and other New York Stock Exchange specialist firms in the Superior Court of the State of California, County of Los Angeles. The complaint alleges that the defendants violated the California Business and Professional Code by engaging in improper trading activity that amounted to unfair business practices. The suit claims unspecified restitution and damages. On February 27, 2004, the defendants served with process removed the action to the U.S. District Court for the Central District of California. On May 10, 2004, the action was transferred to the U.S. District Court for the Southern District of New York. On December 1, 2004 plaintiff consented to dismiss this action, and a notice of dismissal was entered by the Court on December 20, 2004.

Other
In December 2003, an NASD arbitration proceeding, entitled Margaret Ann Furman Individually and for Ashley B. Furman, and for the Estate of Samuel E. Furman v. Robert Fagenson, Fagenson & Co., Inc. and VDM Specialists (NASD Case No. 03-08145) was commenced by a former customer of Fagenson & Company and VDM Specialists (approximately September 1, 2001 to March 30, 2002), alleging unsuitability, breach of contract, violation of fiduciary duties, common law fraud and deceit and gross negligence. The claimant seeks compensatory damages of approximately $ 1,450,000, plus reimbursement of commissions, punitive damages, costs and attorneys' fees. VDM Specialists believes it has meritorious defenses to the asserted claims. It is too early to predict the probable outcome or range of outcomes of this arbitration, or to reasonable estimate any potential loss associated with this matter.

On February 22, 2005, the New York Stock Exchange advised VDM Specialists that it is conducting an investigation into the possibility that (i) employees of VDM Specialists submitted or caused to be submitted, misleading or inaccurate Floor Official approvals during the period from September 2002 through August 2003, and (ii) VDM Specialists and/or certain supervisory employees may have failed to discharge their responsibility in supervising the firm's floor employees. The outcome or a range of outcomes of this investigation cannot be predicted at this time.

In 2004, VDM Specialists incurred (euro)3.8 million in legal fees in relation to regulatory proceedings and litigation (2003: (euro)1.3 million).

Pursuant to Section 5.5 of its operating agreement with minority members, VDM Specialists is required to advance funds for actual litigation expenses incurred by various present and former members in connection with these litigation and regulatory inquiries. All such advances have been recognized as expenses in the Consolidated Statement of Income. In 2004, an amount of approximately EUR 1.3 million was recognized (2003: EUR nil). There can be no assurance that further litigation expenses of this nature will not arise, and such expenses could be material.

Stock Lending
In late 2004, the New York Stock Exchange requested documents and interviews with certain employees of VDM Specialists' stock lending department. On January 14, 2005, VDM Specialists terminated two senior members of its stock lending department for violations of the firm's policies and their terms of employment. On February 11, 2005, we disclosed that the New York Stock Exchange was conducting an inquiry into broker-dealer stock lending practices, focusing on transactions involving finders, including transactions carried out by VDM Specialists' stock lending department. Also on February 11, 2005, based on the existence of this New York Stock Exchange inquiry and the results of VDM Specialists' own internal inquiry, Van der Moolen Holding N.V. announced that VDM Specialists was closing its stock lending business.

At the time when VDM Specialists closed its stock lending business, New York Stock Exchange rules did not expressly bar the payment of reasonable fees to legitimate finders of securities in connection with a member firm's stock lending activity, although certain broker-dealers had adopted policies prohibiting such payments. The outcome or range of outcomes of the New York Stock Exchange's inquiry into VDM Specialists' stock lending business cannot be predicted at this time, including any regulatory action that the New York Stock Exchange might take against VDM Specialists or present and former employees of VDM Specialists, and any employment-related litigation that might be brought against VDM Specialists by former employees of VDM Specialists' stock lending business.

The audit committee has reviewed the findings of the internal inquiries described above, and in the light of these findings and the steps taken by management is satisfied that appropriate remedial action has been taken.

The stock lending activities of VDM Specialists contributed (euro)0.6 million to 2004 net income (2003: (euro)0.6 million).

U.S. Option Business

Cohen, Duffy, McGowan, LLC has been informed by the American Stock Exchange's Market Regulation Department that the exchange's Enforcement Division has initiated an investigation that may result in disciplinary actions. The investigation is focused on charges of possible violations of American Stock Exchange Rule 156(b) and Article V, Section 4(h), combined with possible violations of the exchange's limit order display rule during the period between June 3, 2002 and May 30, 2003. Further, on February 25, 2004, the American Stock Exchange Enforcement Division started an investigation in relation to alleged violations of the firm quote rule (American Stock Exchange Rule 958A). Further, the Department of Market Regulation of the Chicago Board Options Exchange requested written information from Van der Moolen Options USA, LLC relating to compliance with the Chicago Board Options Exchange's firm quote rule. On January 28, 2004, the SEC requested data from all U.S. option exchanges, including all those on which our option units acted as specialists or in a similar capacity, regarding the functioning and trading practices of specialists on those exchanges. It is possible that these requests have been lodged in advance of additional investigations into trading practices by the Chicago Board Options Exchange or the SEC. On May 11, 2004, the SEC requested financial information and information in respect of the compliance procedures of Cohen, Duffy, McGowan, LLC. Cohen, Duffy, McGowan, LLC was closed in December 2003 and we disposed of Van der Moolen Options USA, LLC in December 2004.

Last Atlantis Capital et al. vs Chicago Board Options Exchange et al.
On January 20, 2004, five entities who allege that they are purchasers and sellers of options commenced an action in the U.S. District Court for the Northern District of Illinois against four national securities exchanges (the American Stock Exchange, the Chicago Board Options Exchange, the Philadelphia Stock Exchange and the Pacific Stock Exchange) and 35 securities dealers who made markets in options, including Cohen, Duffy, McGowan, LLC and Van der Moolen Options USA, LLC, as well as Van der Moolen Holding N.V. Plaintiffs allege that our subsidiaries conspired with other defendants by allegedly failing to execute orders, cancelling orders and refusing to cancel orders for the purchase and sale of options. Plaintiffs allege violations of federal antitrust laws (Sections 1 of the Sherman Act and 4 and 16 of the Clayton Act), and securities laws (Section 10(b) of the Exchange Act and rule 10b-5 thereunder), breach of contract, common law fraud, breach of fiduciary duty, violations of an Illinois consumer fraud and deceptive business practices statute and tortuous interference with business. Injunctive relief and damages (including punitive damages) in an unspecified amount are sought. Cohen Duffy McGowan, LLC, Van der Moolen Options USA, LLC and Van der Moolen Holding were never served with the process in this action, and although named in the caption of the Complaint, there are no specific allegations in the complaint against either Van der Moolen Holding N.V. or Van der Moolen Options USA, LLC. Motions to dismiss were filed with the Court on June 14, 2004, and are pending. On March 30, 2005 the court granted the motion to dismiss. On May 9, 2005, the court denied the plaintiffs' motion for reconsideration except with respect to the federal securities count as to which the court gave plaintiffs leave to replead with particularity. No amended complaint has been served on either Cohen, Duffy, McGowan, LLC or Van der Moolen Options USA, LLC or on Van der Moolen Holding N.V. On January 28, 2005, counsel for plaintiffs in this action filed a virtually identical complaint with the U.S. District Court for the Southern District of Illinois. The new complaint has not been served on either Cohen Duffy McGowan, LLC or Van der Moolen Options USA, LLC, or on Van der Moolen Holding N.V.

On February 11, 2005, the Chicago Board Options Exchange sent a notice informing Van der Moolen Options USA, LLC that it had initiated an inquiry to determine whether Van der Moolen Options USA, LLC, in its capacity as Designated Primary Market-Maker on the Chicago Board Options Exchange or through its designee members, inter-positioned or traded ahead its principal account ahead of orders Van der Moolen Options USA, LLC represented as agent during the period from at least January 1999 through December 2004 in violation of Chicago Board of Options Exchange or SEC rules. The outcome of this investigation cannot be predicted at this time.

On January 26, 2004, the Chicago Board Options Exchange requested information related to Van der Moolen Options USA, LLC's order handling practices, in particular procedures relating to firm quotes and unexecuted orders that were marketable upon receipt. On June 15, 2004, Van der Moolen Options USA, LLC, neither admitting nor denying the alleged violations, settled this matter with the Chicago Board Options Exchange. Pursuant to the terms of the settlement, Van der Moolen Options USA, LLC made a payment in the amount of $20,000 to the Chicago Board Options Exchange.

On September 8, 2004, the Chicago Board Options Exchange advised Van der Moolen Options USA, LLC that it had commenced an investigation into Van der Moolen Options USA, LLC's limit order practices, and on December 29, 2004, the Chicago Board Options Exchange advised Van der Moolen Options USA, LLC that it had commenced an investigation into the way that Van der Moolen Options USA, LLC had calculated its debt-equity ratio. Further on April 22, 2005 the Chicago Board Options Exchange advised that it started an investigation into possible quoting violations of Exchange Rules 8.7 and 8.85 by Van der Moolen Options USA, LLC for the Expiration Cycles from December 2003 through January 2005. Also, on December 21, 2004, the Philadelphia Stock Exchange advised Van der Moolen Options USA, LLC that it is conducting an investigation and fact-finding effort related to the order handling and trading activity by Van der Moolen Options USA, LLC for the period of February 2003 through September 2004, regarding compliance with Philadelphia Stock Exchange Rule 1082 ("Firm Quotations").

The outcome or range of outcome of these investigations in respect of our US Option business cannot be predicted at this time.

We believe that the claims asserted against us by the plaintiffs in the pending proceedings described under the paragraphs VDM Specialist and U.S. Option Business are without merit, and we deny all allegations of wrongdoing. With respect to the regulatory investigations described above, we believe that we have conducted our business operations in compliance with regulatory requirements and market practices. There can be no assurance, however, as to the outcome or timing of the resolution of these proceedings and investigations. The range of possible resolutions could include determiniations and judgments against us or settlements that could require substantial payments by us that could have a material adverse effect on our financial condition, results of operations and cash flows.

Dividends and Dividend Policy

Our general meeting of shareholders has the discretion to determine whether we will pay dividends on our common shares, following any setting aside of funds by our executive board with the prior approval of our supervisory board. Dividends may be paid out of retained earnings that have not been appropriated to statutory reserves or paid to holders of our financing preferred shares and preferred shares. Shareholders of our common shares may be given the option of receiving the dividend in cash, in common shares, or in a combination of cash and common shares following a proposal by the executive board and approval of the supervisory board. While our executive board may, with the approval of the supervisory board, determine that an interim dividend shall be paid, payouts in past years have been in the form of a single annual dividend. Dividends may be subject to a deduction of Dutch withholding tax. See "Additional Information -- Taxation". Any dividends that are not claimed within five years of their declaration revert to us.

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


The table below sets forth certain information regarding the dividends declared payable in respect of our common shares to the holders of record on December 31 of the years indicated, and has been adjusted to reflect the three-for-one share split that took effect on May 1, 2001. The dividends for each of the years below were paid in the immediately following year in cash or the approximately equivalent value in common shares.



Year ended December 31,                         Dividends per common share   Total dividends on our common
                                                                                         shares
----------------------------------------   --------------------------------------------------------------------
                                               (euro)                 $       ((euro) millions)     ($ millions)
----------------------------------------   --------------   ----------------- -----------------    ------------
2000                                              1.50(1)             2.03(1)         56.0             75.8
2001                                              1.10(2)             1.49(2)         41.4             56.0
2002                                              0.72(1)             0.97(1)         27.7             37.5
2003                                                --                  --              --               --
2004                                              0.22(2)             0.30(2)          8.4             11.4

----------------------------------------


(1)  Paid in cash only.
(2)  Paid in cash or, alternatively, in the form of common shares.

In 2001 and 2004, holders of our common shares elected to receive a portion of the dividend declared in respect of that year in the form of common shares. The stock dividend for 2004 was set at a discount of 4.5% compared to the cash dividend. Accordingly, we issued 784,973 and 1,026,195 common shares in partial fulfillment of the dividends declared in respect of the years ended December 31, 2001 and 2004, respectively. No such facility was made available to shareholders for the dividends in respect of 2002 or 2000.

We have had a policy of paying at least 40% of our net income from ordinary activities before impairment charges and less minority interest, calculated in accordance with Dutch GAAP, to our holders of common shares in the form of dividends, subject to, among other things, our liquidity and capital position and our expected financing requirements. For the years ended December 31, 2000, 2001, 2002 and 2004, we paid 40.1%, 41.0%, 40.4% and 41.9%, respectively, of our net income from ordinary activities less minority interest (excluding impairment of intangible fixed assets), calculated in accordance with Dutch GAAP, to our common shareholders in the form of dividends. For 2003 we paid no such dividend, having recorded a loss for the year. The payment of any future dividends will be recommended, based on net income from ordinary activities less minority interest, by our executive board in light of the conditions then existing, including our financial performance, liquidity position, capital position, future financing requirements and other factors.

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

The following tables set forth certain information regarding the dividends declared on our financing preferred A and B shares to the holders with respect to the years indicated. The dividends for each of the years below were paid in the immediately following year. Dividends on financing preferred A and B shares were paid from net income except in respect of 2003, when they were distributed from retained earnings (after declaration of such a dividend in February 2004) as a result of the net loss incurred in 2003 under Dutch GAAP. In the event of a net loss under Dutch GAAP for a year, a dividend is only distributable on financing preferred shares in respect of that year either upon declaration by the Company or in a subsequent year, when the Company reports a sufficient net profit under Dutch GAAP.



Year ended December 31,                              Dividends per financing             Total dividends on
                                                        preferred A share            financing preferred A share
---------------------------------------             -----------------------------   -------------------------------
                                                       (euro)                $      (in (euro)             (in $
                                                                                     millions)         millions)
---------------------------------------             -------------     -----------   ------------      -------------
2000                                                      2.48              3.36          0.6              0.8
2001                                                      2.71              3.67          0.6              0.8
2002                                                      2.63              3.56          0.6              0.8
2003                                                      2.71              3.67          0.6              0.8
2004                                                      2.71              3.67          0.6              0.8


Year ended December 31,                              Dividends per financing             Total dividends on
                                                        preferred B share            financing preferred B share
---------------------------------------             -----------------------------   -------------------------------
                                                       (euro)                $      (in (euro)             (in $
                                                                                     millions)         millions)
---------------------------------------             -------------     -----------   ------------      -------------
2000                                                      5.76              7.80          2.3              3.1
2001                                                      5.76              7.80          2.3              3.1
2002                                                      5.76              7.80          2.3              3.1
2003                                                      5.76              7.80          2.3              3.1
2004                                                      5.76              7.80          2.3              3.1


(B)  Significant Changes

For a discussion of significant changes in our business or financial condition since December 31, 2004, see "Operating and Financial Review and Prospects -- Recent Developments".

Item 9: THE OFFER AND LISTING

(A)  Offer and Listing Details

The tables below set forth, for the periods indicated, the high and low closing prices of our common shares and ADSs, adjusted where relevant for the three-for-one share split that took effect on May 1, 2001.

The following table sets out annual high and low closing prices of our common shares on Euronext and our ADSs on the New York Stock Exchange as provided by
Bloomberg:



                                                        Euronext Amsterdam           New York Stock Exchange (1)
---------------------------------------             -----------------------------   -------------------------------
Period                                                High              Low             High              Low
---------------------------------------             -----------------------------   -------------------------------
                                                       (in euros per share)             (in dollars per share)

2000                                                      35.17            14.17               --               --
2001                                                      42.17            15.00            30.24            22.75
2002                                                      36.25            15.70            32.25            15.64
2003                                                      21.70             5.51            22.04             6.70
2004                                                       8.14             4.34             9.95             5.68



(1) Trading in the ADSs on the New York Stock Exchange commenced on October 18, 2001.



The following table sets out quarterly high and low closing prices of our common shares on Euronext and our ADSs on the New York Stock Exchange as provided by
Bloomberg:



                                                             Euronext                 New York Stock Exchange(1)
-------------------------------------------          ---------------------------     ------------------------------
Period                                                High              Low             High              Low
-------------------------------------------          ----------     ------------     ------------     -------------
                                                       (in euros per share)             (in dollars per share)
-------------------------------------------          ----------     ------------     ------------     -------------
2001
First quarter                                             42.17            27.73               --               --
Second quarter                                            39.75            28.95               --               --
Third quarter                                             32.35            15.00               --               --
Fourth quarter                                            34.00            19.50            30.24            22.75
2002
First quarter                                             36.25            30.60            32.35            26.92
Second quarter                                            34.49            18.75            30.35            19.29
Third quarter                                             24.59            16.75            23.75            16.56
Fourth quarter                                            24.00            15.70            23.68            15.64
2003
First quarter                                             21.70             7.55            22.04             8.72
Second quarter                                            14.25             7.85            16.68             8.67
Third quarter                                             13.54             8.76            15.27            10.18
Fourth quarter                                             9.65             5.51            11.18             6.70
2004
First quarter                                              8.14             6.10             9.95             7.67
Second quarter                                             7.94             5.63             9.60             6.90
Third quarter                                              6.04             4.51             7.29             5.68
Fourth quarter                                             5.79             4.34             7.81             5.74
2005
First quarter                                              6.57             4.96             8.27             6.41


-----------------------------------------------

(33) Trading in our ADSs on the NYSE commenced on October 18, 2001.

The following table sets out monthly high and low closing prices of our common shares on Euronext and our ADSs on the New York Stock Exchange provided by
Bloomberg:



                                                            Euronext                   New York Stock Exchange
-------------------------------------------          ---------------------------     ------------------------------
Month ended                                          High              Low              High              Low
-------------------------------------------          ---------------------------     ------------------------------
                                                      (in euros per share)             (in dollars per share)
December 31, 2004                                         5.79              4.50             7.81             5.99
January 31, 2005                                          5.90              4.96             7.63             6.41
February 28, 2005                                         6.57              5.27             8.27             6.21
March 31, 2005                                            6.05              5.33             7.96             7.00
April 30, 2005                                            5.69              3.88             7.40             5.21
May 31, 2005                                              4.25              3.76             5.31             4.75



On June 24, 2005, the closing price of the common shares on Euronext was
(euro)3.83 and the closing price of the ADSs on the New York Stock Exchange was $4.67.


(B)  Plan of Distribution

Not applicable.


(C)  Markets

Our common shares are listed on Euronext under the symbol "MOO" and are included in the Next 150 Index and in the AMX Index of Euronext. Our ADSs are listed on the New York Stock Exchange under the symbol "VDM".


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

Common shares
Our common shares may be issued in bearer or registered form and will be in bearer form unless the shareholder indicates otherwise in writing. Only bearer common shares can trade on Euronext.

Bearer common shares
All of our bearer common shares will be embodied in a single global share certificate which will not be exchanged for single or multiple physical securities and which we will deposit with the Netherlands Central Securities Depositary ("Euroclear Netherlands"), for safekeeping on behalf of the parties entitled to the common shares in bearer form. The common shares represented by the single global share certificate may only be transferred through the book-entry system maintained by Euroclear Netherlands. A participant in the collective deposit of a securities institution admitted to Euroclear Netherlands may, at his or her own expense, require conversion of one or more of his or her bearer common shares into common shares in registered form.

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

If new financing preferred shares are issued, Van der Moolen Holding N.V. shall, if necessary, arrange for provisions to the effect that the voting rights on such shares are based on the fair value of the capital contribution made on such shares in relation to the price of our common shares on Euronext.

Preferred shares
Effective May 1, 2001, we amended our articles to provide for the future issuance of preferred shares to a foundation called Stichting Van der Moolen Holding. The Stichting's object is to safeguard our interests and those of our subsidiaries in such a way that the interest of Van der Moolen Holding N.V. and all other concerned parties are safeguarded and that the continuity and independence of Van der Moolen Holding N.V. may be enforced to the maximum extent possible in the event of, for instance, a hostile takeover, by acquiring and managing our preferred shares and by exercising the rights attaching to those shares, in particular, the voting rights. On July 12, 2001, we entered into an agreement with the Stichting pursuant to which it has been granted a call option right allowing it to acquire up to the number of preferred shares of which the aggregate par value is equal to the aggregate par value of the total number of our common shares, financing preferred A shares, financing preferred B shares, financing preferred C shares, financing preferred D shares and financing preferred E shares outstanding at the time of the exercise of the right. Assuming the Stichting exercises its right in respect of the maximum number of preferred shares that could be issued pursuant to the preceding sentence, such exercise would result in the Stichting having voting rights equal to 50 per cent of the total voting power of all of our issued and outstanding shares. Accordingly, the Stichting would be able to block or control all shareholder votes.

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

The Stichting has entered into a standard standby facility with ING Bank which allows the Stichting to draw down the necessary financial resources in the event it decides to exercise the call option. Van der Moolen Holding N.V. has guaranteed the repayment to ING Bank of any amounts advanced to the Stichting under this facility.

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

The executive board of the Stichting consists of the following persons: Mr. H. Langman (chairman); Mr. R.W.J.M. Bonnier; Prof. R.A.H. van der Meer; Mr. J.C.T. van der Wielen; and currently, one vacant position.

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

At our general meeting on April 6, 2005 our executive board has been delegated to issue ordinary shares and rights to purchase ordinary shares, and to exclude or restrict pre-emptive rights, with the approval of the Supervisory Board. This authorization is applicable to ordinary shares and is limited to 10% of the issued capital plus an additional 10% of the issued capital in connection with or in the occasion of mergers and acquisitions for a period of 15 months from the date of the meeting. Further the executive board was given the authority for a period of fifteen months, commencing April 6, 2005 to issue preferred shares and rights to purchase such shares, and to exclude or restrict pre-emptive rights, with the approval of the Supervisory Board. This authorization extends to all current and future preferred shares in our authorized capital.

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

At the annual general meeting on April 6, 2005, our executive board was given the authority described above to acquire shares in our capital for a period of 15 months from the date of the meeting.

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

Each shareholder can attend general meetings in person or by proxy, address the meeting and vote. Under Dutch law, voting rights are related to the nominal value of shares. Accordingly, as each of our common shares, par value
(euro)0.08, entitles the holder to one vote, each of our financing preferred shares or preferred shares, par value (euro)0.60, entitles the holder to 7.5 votes.

However, if new financing preferred shares are issued, Van der Moolen Holding N.V. shall, if necessary, arrange for provisions to the effect that the voting rights on such shares are based on the fair value of the capital contribution made on such shares in relation to the price of our common shares listed on Euronext. Shareholders holding existing financing preferred shares may decide that in a general meeting of shareholders the number of voting rights are determined according to the principle referred to in the previous sentence.

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

Annual accounts
We have a calendar financial year. Within four months after the end of our financial year, our executive board must draw up the annual accounts and a report concerning the course of business with respect to that financial year. Dutch law allows for an extension of this period by a general meeting of shareholders for a maximum of six months. The annual accounts and report are submitted to our supervisory board. Our supervisory board shall have the annual accounts audited. The annual accounts and report, together with the auditor's report and the report from our supervisory board, are submitted to the annual general meeting of shareholders for inspection, and with respect to the annual accounts, adoption. See also "Directors, Senior Management and Employees -- Limitation of Liability and Indemnification Matters".

Dividends

Annual dividends may only be paid out of profits as shown in the adopted annual financial statements under Dutch GAAP. We may not make distributions if the distribution would reduce our shareholders' equity below certain reserves required by Dutch law or our articles of association. The profits must first be used to set up and maintain reserves required by Dutch law and must then be set off against certain financial losses. The preferred shares will be paid their dividends first, followed by the financing preferred shares. The dividends on our financing preferred shares and our preferred shares reflect market interest rates. With supervisory board approval, our executive board then decides whether and how much of the remaining profit they will reserve. Any profits remaining will be paid as a dividend on our common shares. With the approval of our supervisory board and subject to Dutch law, our executive board can resolve to pay an interim dividend. A general meeting of shareholders may, upon the proposal of our executive board and subject to approval of our supervisory board, resolve a dividend payment to be made in full or in part in the form of shares.

If in any financial year the profit under Dutch GAAP is not adequate to make the dividend payments - or part thereof - in respect to our preferred or financing preferred shares, the dividend shall be reduced proportionally and the deficit shall be paid out in a subsequent financial year, provided there is sufficient profit under Dutch GAAP. At its discretion, with supervisory board approval, our executive board can elect to pay a dividend on our preferred or financing preferred shares out of retained profits in a year when the profits under Dutch GAAP are not adequate to make the payment.

We can make distributions to common shareholders at the charge of one or more of our reserves except for the share premium reserves A, B, C, D and E. These distributions to common shareholders cannot be made to the extent that not all dividends on the preferred shares or financing preferred shares due under our articles of association have been paid.

Purchasers of common shares or ADSs representing such shares in the offering will be entitled to the full dividend, when declared. Any dividends that are not claimed within five years of their declaration revert to us.

Shares held by the Company in its own capital shall not be taken into account when determining the distribution of profits.

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


Obligations of Shareholders to Disclose Holdings

The Netherlands' Act on Disclosure of Holdings in Listed Companies (the "major Holdings Act") applies to any person who, directly or indirectly, acquires or disposes of an interest in the voting rights and/or the capital of a public limited company incorporated under the laws of the Netherlands with an official listing on a stock exchange within the European Economic Area, as a result of which acquisition or disposal the percentage of voting rights or capital interest acquires or disposed of reaches, exceeds or falls below 5%, 10%, 25%, 50% or 66 2/3%. With respect of Van der Moolen Holding N.V., the major Holdings Act would require any person whose interest in the voting rights and/or capital of Van der Moolen Holding N.V. reached, exceed or fell below those percentage interest, whether through ownership of bearer common shares, registered common shares, financing preferred shares, preferred shares or ADSs, to notify in writing both Van der Moolen Holding N.V. and the Netherlands' Financial Markets Authority immediately after the acquisition or disposal of the triggering interest in Van der Moolen Holding N.V.'s share capital.

Upon Van der Moolen Holding N.V.'s receipt of the notification, the information will be disclosed, as notified, forthwith to the public by means of an advertisement in a newspaper distributed throughout the Netherlands. Non-compliance with the obligations of the Major Holdings Act can lead to criminal prosecution. In addition a civil court can issue orders against any person who fails to notify or incorrectly notifies the Financial Markets Authority or Van der Moolen Holding N.V., in accordance with the Major Holdings Act, including suspension of the voting right of the shares.

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


(C)  Material Contracts

VDM Specialists

Pursuant to the terms of the Amended and Restated Operating Agreement as last amended on January 3, 2005 governing the operation of VDM Specialists, distributions to, and voting by, the members of VDM Specialists are made in proportion to each member's profit and loss percentage at the time of such distribution or vote. Through our wholly owned subsidiary, Mill Bridge IV, LLC, our profit and loss percentage in VDM Specialists is 75%.

VDM Specialists is managed by a management committee that must have at least three members. The management committee is currently composed of a representative of our wholly owned subsidiary, Mill Bridge IV, LLC, and four individual members. As a general matter, a vote of the majority of the profit and loss percentage of the members of the management committee is required for action by the committee. A quorum for any meeting consists of members of the committee holding a majority of the profit and loss percentage, but in no event fewer than three members, including two members other than Mill Bridge IV, LLC. There are supermajority voting requirements (a supermajority vote is the lesser of (i) such number of members of the management committee as own not less than 80% of the profit and loss percentages of all members or (ii) Mill Bridge IV, LLC and 50% by number of the members of the management committee other than Mill Bridge IV, LLC) in order for the management committee to take certain corporate actions, including matters that would affect the profit and loss allocations of members, the election of any member (other than Mill Bridge IV, LLC) to serve on the committee and a change in the number of members on the committee. In addition, certain corporate actions, such as the dissolution of the company, the sale of all or substantially all of its assets, a public offering of the company and an amendment to the operating agreement, require a supermajority vote.

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

Personal and corporate income tax
Dutch individuals not engaged or deemed to be engaged in an enterprise. Generally, a Dutch individual who holds the common shares or ADSs that are not attributable to an enterprise from which he derives profits as an entrepreneur or pursuant to a co-entitlement to the net worth of such enterprise other than as an entrepreneur or a shareholder (a "Dutch Private Individual"), will be subject to a notional yield tax. Irrespective of the actual income or capital gains, the annual taxable benefit of all the assets and liabilities of a Dutch individual that are taxed under such regime including, as the case may be, the common shares and ADSs, is set at a fixed percentage. This percentage is 4% of the average fair market value of these assets and liabilities at the beginning and at the end of every year (minus a tax-free amount). The tax rate applicable under the fictitious yield tax is 30%.

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

Withholding tax
Dividends we distribute are generally subject to a withholding tax imposed by the Netherlands at a rate of 25%. The concept "dividends we distribute" used in this section includes, but is not limited to:

(1) distributions in cash or in kind, deemed and constructive distributions, and repayments of paid-in capital not recognized for Dutch dividend withholding tax purposes;
(2) liquidation proceeds, proceeds of redemption of the common shares or ADSs or, as a rule, consideration for the repurchase of the common shares or ADSs by us in excess of the average paid-in capital belong to the specific class of shares recognized for Dutch dividend withholding tax purposes;
(3) the par value of common shares or ADSs issued to a holder of the common shares or ADSs or an increase of the par value of common shares or ADSs, as the case may be, to the extent that it does not appear that a contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and
(4) partial repayment of paid-in capital, recognized for Dutch dividend withholding tax purposes, if and to the extent that there are net profits, unless:
     (a) a general meeting of our shareholders has resolved in advance to make such repayment; and
     (b) the par value of the common shares or ADSs concerned has been reduced by an equal amount by way of an amendment of the articles of association.

Dutch Individuals and Dutch Corporate Entities can generally credit the withholding tax against their income tax or corporate income tax liability and are generally entitled to a refund of dividend withholding taxes exceeding their aggregate income tax or corporate income tax liability.

With retroactive effect as from April 27, 2001, provisions against dividend stripping were introduced in Dutch tax law. In the case of dividend stripping, dividend withholding tax cannot be credited or refunded. Dividend stripping is deemed to be present if the recipient of a dividend is not the beneficial owner thereof and is entitled to a larger reduction or refund of dividend withholding tax than the beneficial owner of the dividends. Under the new anti-dividend stripping provisions, a recipient of dividends will not be considered the beneficial owner thereof if as a consequence of a combination of transactions a person other than the recipient wholly or partly benefits from the dividends, whereby such person retains, whether directly or indirectly, an interest in the shares on which the dividends were paid comparable with his position in similar shares before such combination of transactions, including the sole acquisition of one or more dividend coupons and the establishment of short- term rights of enjoyment on ADSs and/or common shares, while the transferor retains the ownership of the ADSs and/or common shares. The provisions apply to the transfer of the common shares, ADSs and dividend coupons and also to transactions that have been entered into in the anonymity of a regulated stock market.

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

Entities that are resident of a member nation of the European Union and that qualify for the application of the E.U. Parent-Subsidiary Directive are eligible for an exemption on dividend withholding tax provided certain requirements are met.

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

A protocol amending the US/NL Income Tax Treaty is generally effective for dividend payments made or credited after February 1, 2005. Under the protocol, dividend distributions made to U.S. resident shareholders owning more than 80% of our voting power may be exempt from withholding tax provided certain other conditions are met.

Subject to compliance with the procedures for claiming benefits, a holder of common shares or ADSs will qualify for benefits under the US/NL Income Tax Treaty (an "eligible U.S. holder"), if the holder:

o    is the beneficial owner of the dividends paid on the common shares or ADSs;
o    is resident in the United States according to the US/NL Income Tax Treaty;
o is not restricted in claiming the benefits of the US/NL Income Tax Treaty under article 26 of the US/NL Income Tax Treaty ("limitation of benefits");
o does not carry on business in the Netherlands through a permanent establishment of which the common shares or ADSs form part of the business property;
o does not perform independent personal services from a fixed base in the Netherlands to which the holding of the common shares or ADSs pertains; and
o is an individual, an exempt pension trust or exempt organization as defined in the US/NL Income Tax Treaty, an estate or trust whose income is subject to U.S. taxation as the income of a resident, either in its hands or in the hands of its beneficiaries or a corporation that is not excluded from treaty benefits under the limitation on benefits provision of the US/NL Income Tax Treaty.

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

In the section "-- Dutch taxation of resident shareholders -- Withholding tax", certain legislation is discussed that was introduced with retroactive effect from April 27, 2001. This legislation may also be applied to deny relief from Dutch dividend withholding tax under double taxation conventions.
On 23 November 2004, the European Free Trade Association Court of Justice (EFTA Court) issued its decision in the so-called Fokus Bank case. The EFTA Court decided that Norwegian tax rules that treat outbound dividend payments to foreign shareholders less favourably than dividend payments to domestic shareholders constitute a forbidden restriction on the free movement of capital. It may be expected that the European Court of Justice will come to an identical decision in a similar case if asked to interpret the freedom of capital as laid down in the European Community Treaty.

In this respect we mention that a case is currently pending at the European Court of Justice regarding the compatibility of France's dividend withholding tax on outbound dividends with the European Community Treaty. The freedom of capital generally does not apply only to capital movements between European Union member states but also to capital movements to and from third countries, such as the U.S. Although the Dutch tax system is different from Norway's, the decision of the EFTA Court may have significant implications for certain non-resident shareholders that receive dividends that are subject to Dutch dividend withholding tax, or that have received such dividends in the past three years. In particular, the following non-resident shareholders may be affected and may as a result be entitled to refund of Dutch dividend withholding tax.

o Legal entities that could have invoked the participation exemption with respect to the dividends received in case they would have been a resident of the Netherlands for tax purposes. In general, the participation exemption applies in case of shareholdings of 5% or more. In case of a shareholding of less than 5% the participation exemption may be applicable if the shares are not held as a mere portfolio investment. In case of legal entities resident in the Netherlands, in effect no Dutch dividend withholding tax is due with respect to dividends on shareholdings that apply for the participation exemption.
o Natural persons where the shares do not belong to the assets of a business enterprise or do not belong to a substantial interest. In case such a natural person would have been a resident of the Netherlands, the dividend as such would not be subject to individual income tax. In stead, the individual would be taxed on deemed income, calculated at 4% of his net equity, whereas the dividend tax withheld would have been credited in full against the individual income tax due.

The freedom of capital movements to and from third countries is generally subject to stand-still provisions in the European Community Treaty, but based on case law of the European Court of Justice it may be held that these provisions do not apply in the specific case of claiming a refund of Dutch dividend withholding tax.

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

Capital Tax
Dutch capital tax will be payable by us at a rate of 0.55% of any contribution made to us in respect of the common shares or ADSs, unless an exemption applies. The Dutch government has announced that it intends to abolish the Dutch capital tax as per January 1, 2006.

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

The following summary is of a general nature and does not address all U.S. federal income tax consequences that may be relevant to you in light of your particular situation. For example, this summary does not apply to:

o investors that own (directly or indirectly) 10% or more of our voting stock;
o    banks, thrifts or other financial institutions;
o    insurance companies;
o    small business investment companies;
o    S corporations;
o    mutual funds;
o    real estate investment trusts;
o    regulated investment companies;
o    investors liable for the alternative minimum tax;
o    individual retirement accounts and other tax-deferred accounts;
o    tax-exempt organizations;
o    dealers in securities or currencies;
o investors that will hold common shares or ADSs as part of straddles, hedging transactions, synthetic securities or conversion transactions for U.S. federal income tax purposes or as part of some other integrated investment;
o    investors whose functional currency is not the U.S. dollar
o    certain former citizens or residents of the United States; or
o    shareholders, partners or other beneficiaries of a U.S. holder.

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

This summary is based in part upon representations of the depositary and assumes that each obligation provided for in, or otherwise contemplated by, the Deposit Agreement and any related agreement will be performed in accordance with its respective terms. The U.S. Treasury has expressed concerns that parties to whom ADRs are pre-released may be taking actions that are inconsistent with the claiming, by U.S. holders of ADRs, of foreign tax credits for U.S. federal income tax purposes. These actions could also affect the ability of non-corporate U.S. Holders to claim reduced tax rates for "qualified dividend income," as discussed below under " -- Qualified Dividend Income." Accordingly, the analysis of the creditability of Dutch taxes and the availability of the reduced tax rate for qualified dividend income, as described below could be affected by parties to whom the ADSs are pre-released.

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

Qualified Dividend Income
A maximum U.S. federal income tax rate of 15% applies to "qualified dividend income" received by individuals (as well as certain trusts and estates) in taxable years beginning after December 31, 2002 and before January 1, 2009, provided that certain holding period requirements are met. "Qualified dividend income" includes dividends paid on shares of "qualified foreign corporations" if, among other things: (i) the shares of the foreign corporation are readily tradable on an established securities market in the United States or (ii) the foreign corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the U.S. which contains an exchange of information program (a "qualifying treaty"). ADSs are readily tradable on the New York Stock Exchange. In addition, the US/NL Income Tax Treaty is a qualifying treaty. Accordingly, we currently believe that dividends paid by us with respect to our ADSs or ordinary shares should constitute "qualified dividend income" for U.S. federal income tax purposes, provided that the holding period requirements are satisfied and none of the other special exceptions applies. However, if we were to be treated as a PFIC, our dividends would not constitute "qualified dividend income." See "-- Passive Foreign Investment Company Considerations."

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

Subject to statutory and regulatory limitations, you will generally be entitled either to elect a credit against your U.S. federal income tax liability, or take a deduction in computing your U.S. federal taxable income, for the amount of Dutch withholding tax imposed on dividends that we pay to you. If you are eligible for benefits under the US/NL Income Tax Treaty, you will not be entitled to a foreign tax credit for the amount of any Dutch taxes withheld in excess of the 15% maximum rate and with respect to which you can obtain a refund from the Dutch tax authorities. In addition, foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. Our dividends generally will be treated as foreign-source "passive income" or, in the case of certain U.S. Holders, "financial services income." for foreign tax credit purposes. U.S. holders should note that the "financial services income" category will be eliminated with respect to taxable years beginning after December 31, 2006, and the foreign tax credit limitation categories will be limited to "passive category income" and "general category income." Finally, non-corporate U.S. holders will be subject to special limitations on their ability to use foreign tax credits in respect of Dutch taxes imposed on qualified dividend income that we pay. U.S. Holders of common shares or ADSs should consult their tax advisors regarding their ability to use foreign tax credits in respect of Dutch taxes imposed on the dividends we pay.

In some cases, you may be unable to claim foreign tax credits, but will instead be allowed deductions for these Dutch withholding taxes if you:
o have not held the shares for at least 16 days in the 31-day period beginning on the date which is 15 days before the ex-dividend date; or
o are under an obligation (whether pursuant to a short sale or otherwise) to make payments with respect to positions of substantially similar or related property.

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

Taxation of Capital Gains
Subject to the PFIC rules discussed below, upon a sale or other disposition of common shares or ADSs, other than an exchange of ADSs for common shares, you will generally recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized and your adjusted tax basis in the common shares or ADSs. This capital gain or loss will be long-term capital gain or loss if your holding period in the common shares or ADSs exceeds one year. U.S. holders that are individuals are generally subject to a reduced rate on long-term capital gains. The deductibility of capital losses by U.S. holders is subject to limitations.

Passive Foreign Investment Company Considerations A foreign corporation will be a PFIC in any taxable year if:

o    at least 75% of its gross income is "passive income"; or
o at least 50% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income.

We do not believe that we should be treated as a PFIC. Although gain from the sale or exchange of securities is generally passive income, gains from trading by our subsidiaries in their specialist stocks should be treated as active income under a special exception for dealers in securities. Although neither the U.S. Internal Revenue Service nor the courts have expressly stated that a specialist firm like VDM Specialists should be treated as a dealer in this particular context, they have treated specialist firms as dealers for other U.S. federal income tax purposes. Our possible status as a PFIC must be determined annually and therefore may change. Moreover, there is some uncertainty regarding how the PFIC rules apply to a foreign corporation that owns an interest in an entity that is treated as a partnership for U.S. federal income tax purposes. VDM Specialists is a partnership for U.S. federal income tax purposes. Although we believe that our status as a PFIC should depend on the nature of VDM Specialists' income and assets and on this basis we do not believe we should be treated as a PFIC, it is possible that the U.S. Internal Revenue Service could disagree with this position. In addition, a significant amount of VDM Specialists' assets consisted of borrowed stock which VDM Specialists loans as part of its specialist activities. Under certain proposed Treasury regulations, the income earned from our stock lending activities would not be treated as passive income. The proposed regulations are proposed to be effective for taxable years beginning after September 30, 1993. On the basis of the proposed regulations, we do not believe that the borrowed stock should be treated as assets that produce, or are held for the production of, passive income or that the income earned from the stock lending activity should be treated as passive income. However, there is no assurance that the proposed regulations will be finalized, and if they are finalized, that they will be finalized in the form proposed.

Thus, although we believe that we are not a PFIC there can be no assurance that we are not considered a PFIC or that we will not be considered a PFIC in the future. If we were treated as a PFIC for any taxable year during which you held common shares or ADSs, certain adverse consequences could apply to you. For example, if we were to be treated as a PFIC for any taxable year, our dividends would not constitute "qualified dividend income." See "-- Qualified Dividend Income" above.

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

We will also make this annual report, our articles of association (in English and in Dutch), and our financial statements for the years ended December 31, 2002, 2003 and 2004 (as part of our annual reports) available for collection free of charge at our head office located at Keizersgracht 307, 1016 ED Amsterdam, the Netherlands.

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

Item 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our risk management activities are based at each of our operating subsidiaries, with central oversight, analysis and risk policy formation based at our Amsterdam headquarters. Our risk management department establishes, in consultation with our executive board, specific maximum risk levels to which our traders must adhere, monitors compliance with those limits and reports directly to the management board, on a daily basis, the risk profile of the group. Analytic software similar to that employed by our risk management department also informs traders directly of their risk positions, allowing them to adjust their positions before a violation might occur.

We believe that five categories of risk are applicable to our business:

o    market risk;
o    currency risk;
o    liquidity risk;
o    credit and settlement risk; and
o    compliance, legal and operational risk.

We believe that the management of these risks is of fundamental importance to our current and future success.


Market Risk

Market risk concerns the risk of price changes to equity, option and bond positions taken onto our books as part of our normal trading activity. We distinguish between intra-day and overnight market-risk. We are exposed to intra-day risk when markets are open, and therefore we can, in principle, cover such risk directly. Overnight risk arises on positions held when markets are closed, and reflects the possibility that adverse market developments occurring overnight could affect prices before the markets open the next day. At our subsidiaries that do not perform specialist functions, our risk management policy is based on the premise that, where possible, overnight risk should be avoided. Accordingly, our traders who do not perform specialist functions try to minimize the amount of inventory overnight. This policy towards overnight risk is inconsistent with specialist obligations on the New York Stock Exchange and certain other markets, as specialist traders are normally required to trade in any amount necessary to maintain an orderly market at any time during the trading day. Therefore, with regard to our New York Stock Exchange specialist activities, our policy towards overnight risk is necessarily applied in a more flexible manner to these specialist activities. Even so, risk managers present on the floor of the exchange monitor the activities of our specialists throughout each trading day. We manage our exposure to market risk on the following basis:

o Our traders, other than those performing specialist functions, work within limits established by the executive board in consultation with local management and the risk management department and the trader's supervisor.
o In setting limits, the liquidity of the underlying instrument and any related options is a determining factor, since the risk attached to holding illiquid positions is inherently higher than that of holding positions that can readily be unwound.
o Our independent risk control unit monitors positions overnight and, where possible, intra-day, and reports directly to the members of our executive board on a daily basis (New York Stock Exchange data is transmitted the next day after the opening of the market). The independence of this department from the trading desk helps shield it from being influenced by traders who may be tempted to exceed their limits.
o Our bond activity carries risks resulting from the changing creditworthiness of bond issuers. This unit accepts risk in some six hundred Euronext-traded Dutch bonds and selected French bonds, which we contain by trading out of it quickly or hedging with other bonds of the same issuer. This unit limits its exposure to individual issues, issuers and industry categories.
o The diversity of our business also helps to reduce our overall exposure to market risk. At any given time, we are long or short in a wide variety of instruments that are traded in a number of different markets in Europe and the United States. Although in accordance with our Value at Risk ("VAR") practice we do not emphasize the extent to which this reduces the risks of our activities, we believe that it does make a considerable contribution.
o Position books are analyzed with VAR models and stress tests, which give estimates of the potential risk of losses in "normal" and "extreme" market conditions, respectively. Senior management is apprised of these results in detail. The following discussion provides greater detail about our VAR model and stress tests.

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



The following table sets forth our high, low and average VARs for the years ended December 31, 2003 and 2004.



                                                                                     Van der Moolen Holdings VAR
                                                                                                Levels
--------------------------------------------------------------------------------------------------------------------
                                                                                        2003              2004
--------------------------------------------------------------------------------------------------------------------
                                                                                           (in (euro) millions)
High                                                                                    5.0               2.0
Low                                                                                     1.0               0.4
Average                                                                                 3.0               1.2


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

At our subsidiaries in Europe, position data is entered into the model in real time, while New York Stock Exchange data is transmitted the next day after the opening of the market due to New York Stock Exchange confidentiality requirements. Risk management on the New York Stock Exchange is the responsibility of employees of VDM Specialists who are physically present on the floor of the exchange throughout the trading day; overnight positions are transmitted to Amsterdam for further analysis the next day. Our bond trading book monitors exposure to specific issuers as well as to broad categories of issuers, such as telecommunications, utilities and banks, and places position limits on its exposure to them.

We believe that with an average of over 100,000 transactions per day, diversified across a broad range of issuers, products, exchanges and trading systems in various markets in Europe and the United States, we are able to achieve a balanced risk profile.

Currency Risk

The Group is affected by a number of currency risks:

o the risks of currency gains or losses on monetary assets and liabilities denominated in currencies other than the functional currency of the entity concerned;
o the effect of exchange rate fluctuations on the translation of the income statements and balance sheets of entities for the purpose of presenting consolidated financial statements in euros; and
o the risk arising from trading positions denominated in any currency other than the functional currency of the trading unit holding those trading positions.

As described in "Operating and Financial Review and Prospects - Operating Results - Determination of functional currency", with effect January 1, 2004, Van der Moolen Holding N.V., its financing entity and its intermediate holding companies have adopted the U.S. dollar as their functional currency.

The following considerations will continue to determine our policy towards currency risks:

o mitigate the effect of currency fluctuations that will result in volatility in our net income, as reported under IFRS;
o hedge cash in- and outflows in various currencies to mitigate their possible translation effect on our liquidity position; and
o changes in valuation that result from translation into our presentation currency will, in principle, not be hedged.

In addition to these considerations, a number of our operating units run currency exposure risks in the normal course of their trading activities. These exposures are hedged when acquired.

In early 2003, we departed from our normal practice and purchased U.S. dollar put options with maturities in 2003 in order to create a "stop loss" on the translation exposure arising on our U.S. dollar denominated net income in 2003 at a strike price of $1.075 per euro net of costs. We have not undertaken similar transactions in 2004 or 2005.

In 2005, the Company sold $58.1 million against (euro) 44.8 million to mitigate its exposure to exchange rate fluctuations that are recognized under International Financial Reporting Standards (IFRS) through the income statement, mainly as a result of the recognition of the preferred financing shares as monetary liabilities under IFRS. Since these preferred financing shares are treated as a component of shareholders' equity under U.S. GAAP, this transaction may result in additional volatility in respect of foreign currency gains and losses reported in our Consolidated Statement of Income under U.S. GAAP.


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

See "Operating and Financial Review and Prospects -- Liquidity and Capital Resources -- Our indebtedness".

The Group budgets cash flows on a rolling twelve month basis. Cash flow and available cash positions are ascertained daily, and when appropriate, these budgets are adjusted accordingly.


Credit and Settlement Risk

For our businesses that trade on exchanges, the credit risk that could result from counterparties defaulting is limited, and their settlement risks are essentially transferred to recognized clearing organizations. Other trading transactions are substantially collateralized financing transactions.

Compliance, Legal and Operational Risk

The activities of Van der Moolen and its subsidiaries, and the business segments in which they are active, are under significant regulatory and legal obligations in both the United States and Europe, imposed by (local) governments and securities regulators. The legal and regulatory obligations under which our subsidiaries operate relate, among other things, to their financial reporting, their trading activities, capital requirements and the supervision of their employees. Failure to fulfill legal or regulatory obligations can lead to fines, censure or disqualification of management and/or staff and other measures that could have negative consequences for our activities and financial performance. Certain violations could result in them losing their trading permissions. If that were to occur, we would lose our ability to carry out a portion of our existing activities, which could have a material effect on our financial position, net profit and cash flows. In relation to these risks, reference is made to "Risk Factors - Risks Associated with the Industry in which we operate - A failure or alleged failure to comply with applicable laws and regulations, whether on the part of our firm or one or more of our employees, could result in substantial fines and other penalties" and "Financial Information - Consolidated Statements and Other Financial Information - Regulatory Proceedings and Litigation".

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


Item 15: CONTROLS AND PROCEDURES

As of the end of the period covered by this annual report, an evalution was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on this evalution, our Chief Executive Officer and Chief Financial Officer have concluded that, as of such date, our disclosure controls and procedures are effective in ensuring that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Our management necessarily applied its judgement in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management's control objectives.

There have been no significant changes in our internal controls over financial reporting during the period covered by this annual report that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

However, based on an examination of our accounting policies we noted and remedied a weakness with regards to controls over accounting for the netting effect of certain cash balances and overdrafts held at banks. As discussed in
Note 2 to our U.S. GAAP financial statements included elsewhere herein, certain information as of and for the years ended December 31, 2002 and 2003 contained therein has been restated for the correction of an error resulting from this weakness prior to it being remedied. This restatement had no impact on our shareholders equity or income statement.


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


Item 16B: CODE OF ETHICS

We have adopted a code of ethics applicable to our managing directors, executive officers and other employees, as required by the Sarbanes-Oxley Act of 2002 and the Tabaksblat Code. A copy of the code of ethics has been made available through our website located at www.vandermoolen.com.


Item 16C: PRINCIPAL ACCOUNTING FEES AND SERVICES

PricewaterhouseCoopers Accountants N.V. have served as our independent public accountant for the years ended December 31, 2004 and 2003. The following table presents the aggregate fees for professional audit services and other services rendered by PricewaterhouseCoopers Accountants N.V. and its affiliated firms (together "PricewaterhouseCoopers") for the years ended December 31, 2004 and 2003. The fees for professional audit services and other services rendered by PricewaterhouseCoopers are subject to pre-approval by our audit committee. For the fees in relation to the year ended December 31, 2004, all fees for audit services have been pre-approved by our audit committee.



                                                                                    2004(1)          2003(1)
--------------------------------------------------------------------------------------------  ----------------
                                                                                      ((euro) thousands)
--------------------------------------------------------------------------------------------  ----------------
Audit fees                                                                            1,068              817
Audit-related fees                                                                      411               65
Tax fees                                                                                  -              380
                                                                             ---------------  ---------------
Total                                                                                 1,479            1,262
                                                                             ===============  ===============


(1) All fee amounts are exclusive of value added tax.


Audit Fees
Audit fees primarily relate to the audit of our annual financial statements issued under local GAAP following our statutory and regulatory requirements, our U.S. GAAP consolidated financial statements included elsewhere in this annual report, and services related to statutory and regulatory filings of our subsidiaries.

Audit-related fees
Audit-related fees consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor. These fees also include consultations concerning financial accounting and reporting standards such as IFRS, the Sarbanes-Oxley Act project and employee benefit plan audits.

Tax fees
During the year ended December 31, 2003, we paid (euro)380,000 of fees in connection with tax advice provided by PricewaterhouseCoopers. In 2003, we hired a tax advisory firm that is independent of PricewaterhouseCoopers for the purpose of providing tax advice.


Item 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.


Item 16E: PURCHASES OF EQUITY SECURITIES BY ISSUER AND AFFILIATED PURCHASERS

In 2003 we purchased 882,182 issued and outstanding common shares of Van der Moolen Holding N.V. The common shares were purchased pursuant to a plan, which we announced on February 19, 2003, and which we refer to as the Plan. The Plan has no specific expiry date. The maximum number of common shares that may be purchased under the Plan corresponds to the number of outstanding options in respect of our common shares which have been distributed pursuant to our equity stock option plan. In 2004 no further common shares were purchased under the Plan. In connection with a new hedging policy we apply to our employee stock option plan, on April 22, 2004 we sold 780,000 of our own shares for an aggregate amount of approximately (euro)5.6 million. As of June 24, 2005 we hold 102,182 common shares in treasury. At the general meeting on April 6, 2005 our executive board was given the authority, subject to the approval of the Supervisory Board, for a period of fifteen months, commencing April 6, 2005, to buy financing preferred shares, preferred shares and common shares, either on a Stock Exchange or elsewhere, within the limits set by law and the Articles of Association, with respect to ordinary shares for a price between the par value of the shares and an amount equal to 110% of the average of the highest market prices per share on each of the ten trading days prior to the purchase, as reported by the Officiele Prijscourant of Euronext Amsterdam N.V. and with respect to the financing preferred shares and the preferred shares for a price between the par value of such and an amount to 110% of the paid in capital of such shares.

PART III
Item 17: FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.


Item 18: FINANCIAL STATEMENTS

The following financial statements and related schedules, together with the report of PricewaterhouseCoopers Accountants N.V. thereon, are filed as part of this annual report:


Index to U.S. GAAP Consolidated Financial Statements



                                                                                                             Pages

Report of Independent Auditors                                                                                 F-1
------------------------------------------------------------------------------------------------------------------
Consolidated Financial Statements:
Consolidated Statements of Financial Condition at December 31, 2004 and 2003                                   F-2
------------------------------------------------------------------------------------------------------------------
Consolidated Statements of Income for the years ended December 31, 2004, 2003 and 2002                         F-3
------------------------------------------------------------------------------------------------------------------
Consolidated Statements of Comprehensive Income for the years ended December 31, 2004, 2003 and 2002           F-4
------------------------------------------------------------------------------------------------------------------
Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002                     F-5
------------------------------------------------------------------------------------------------------------------
Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31,
2004, 2003 and 2002                                                                                            F-6
------------------------------------------------------------------------------------------------------------------
Notes to Consolidated Financial Statements                                                                     F-9
------------------------------------------------------------------------------------------------------------------

Item 19: EXHIBITS

The following instruments and documents are included as exhibits to this annual report.

-------------------------------------------------------------------------------------------------------------------
1.1***     Articles of Association of the Company.
-------------------------------------------------------------------------------------------------------------------
2.1**      Deposit Agreement among the Company, The Bank of New York, as depositary, and the owners and beneficial owners from time to time of
           American Depositary Receipts evidencing American Depositary Shares each representing one common share of the Company.
-------------------------------------------------------------------------------------------------------------------
2.2**      Form of American Depositary Receipt.
-------------------------------------------------------------------------------------------------------------------
4.1**+     Amended and Restated Operating Agreement of VDM Specialists.
-------------------------------------------------------------------------------------------------------------------
4.2***+    Amended and Restated Operating Agreement of VDM Specialists dated February 2, 2004.
-------------------------------------------------------------------------------------------------------------------
4.3***+    First Amendment dated April 1, 2004 to the Amended and Restated Operating Agreement of VDM Specialists
           dated February 2, 2004.
-------------------------------------------------------------------------------------------------------------------
4.4***+    Second Amendment dated May 1, 2004 to the Amended and Restated Operating Agreement of VDM Specialists
           dated February 2, 2004.
-------------------------------------------------------------------------------------------------------------------
4.5*+      Amended and Restated Operating Agreement of VDM Specialists dated December 1, 2004.
-------------------------------------------------------------------------------------------------------------------
4.6*+      First Amendment dated December 30, 2004 to the Amended and Restated
           Operating Agreement of VDM Specialists dated December 1, 2004.
-------------------------------------------------------------------------------------------------------------------
4.7*+      Second Amendment dated January 3, 2005 to the Amended and Restated
           Operating Agreement of VDM Specialists dated December 1, 2004.
-------------------------------------------------------------------------------------------------------------------
8*         Subsidiaries of the registrant.
-------------------------------------------------------------------------------------------------------------------
12.1*      Certification of the Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.
-------------------------------------------------------------------------------------------------------------------
12.2*      Certification of the Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.
-------------------------------------------------------------------------------------------------------------------
13.1*      Certification of the Chief Executive Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.
-------------------------------------------------------------------------------------------------------------------
13.2*      Certification of the Chief Financial Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
*    Filed herewith.

**   Incorporated by reference to the Company's Registration Statement on Form
     20-F (SEC File No. 333-1-16731) filed with the Securities and Exchange
     Commission on October 15, 2001.

***  Incorporated by reference to the Company's Annual Report on Form 20-F (SEC
     File No. 001-16731) filed with the Securities and Exchange Commission on
     June 25, 2004.

+    Confidential treatment has been requested. Confidential materials have been redacted and separately filed with the Securities and Exchange Commission.
-------------------------------------------------------------------------------------------------------------------

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                        VAN DER MOOLEN HOLDING N.V.

                                        By:        /s/ Friedrich M.J. Bottcher

                                        Name:      Friedrich M.J. Bottcher
                                        Title:     Chairman of the Executive
                                                   Board

                                        By:        /s/ Leo J. Pruis

                                        Name:      Leo J. Pruis
                                        Title:     Chief Financial Officer,
                                                   Member of the Executive
                                                   Board

                                        By:        /s/ Casper F. Rondeltap

                                        Name:      C.F. Rondeltap
                                        Title:     Member of the Executive Board




Date: June 30, 2005

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



                                                                                                             Pages

Report of Independent Auditors                                                                                 F-1
------------------------------------------------------------------------------------------------------------------
Consolidated Financial Statements:
Consolidated Statements of Financial Condition at December 31, 2004 and 2003                                   F-2
------------------------------------------------------------------------------------------------------------------
Consolidated Statements of Income for the years ended December 31, 2004, 2003 and 2002                         F-3
------------------------------------------------------------------------------------------------------------------
Consolidated Statements of Comprehensive Income for the years ended December 31, 2004, 2003 and 2002           F-4
------------------------------------------------------------------------------------------------------------------
Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002                     F-5
------------------------------------------------------------------------------------------------------------------
Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31,
2004, 2003 and 2002                                                                                            F-6
------------------------------------------------------------------------------------------------------------------
Notes to Consolidated Financial Statements                                                                     F-9
------------------------------------------------------------------------------------------------------------------


Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Van der Moolen Holding N.V.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of Van der Moolen Holding N.V. and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the financial statements, the Company restated the financial statements at December 31, 2003 and 2002.

PricewaterhouseCoopers Accountants N.V.

Amsterdam, The Netherlands

June 30, 2005

                           Van der Moolen Holding N.V.
                 Consolidated Statements of Financial Condition
                    (in EUR millions, except per share data)



                                                                        As of December 31,
                                                                     -------------------------
                                                                                          2003
                                                                                           as
                                                                        2004          restated
                                                                     --------       ----------
ASSETS
Cash and cash equivalents                                        EUR   288.2    EUR     383.8
Receivable from clearing organizations and professional parties         26.8             69.2
Securities owned, at market value                                      126.9            227.2
Not readily marketable financial instruments                               -              0.1
Loans receivable                                                           -             11.9
Stock borrowed                                                         607.3          1,445.4
Memberships in exchanges:
  Owned, at cost (market value of EUR 12.3 and EUR 12.1,
   respectively)                                                        15.7             13.3
  Contributed by members, at market value                                3.1              9.5
Deferred tax assets, net                                                 5.4              6.0
Property and equipment, net                                              4.1              5.9
Goodwill, net                                                           47.6             59.4
Other intangible assets, net                                           187.2            208.1
Held-for-sale assets                                                       -            417.7
Other assets                                                            24.9             39.9
                                                                     --------       ----------
Total assets                                                     EUR 1,337.2    EUR   2,897.4
                                                                     ========       ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
 Short-term borrowings                                           EUR    69.5    EUR     195.0
 Payable to clearing organizations and professional parties             18.6             10.0
 Securities sold, not yet purchased, at market value                   117.6            231.6
 Stock loaned                                                          592.4          1,444.1
 Current taxes payable                                                  12.3              7.8
 Accounts payable, accrued expenses, and other liabilities              32.0             26.0
 Held-for-sale liabilities                                                 -            403.5
 Provision for NYSE/SEC investigation                                      -             45.7
 Deferred tax liabilities, net                                           5.9              2.8
 Notes payable                                                           5.4              6.9
 Capital subject to mandatory redemption                                   -             17.4
Subordinated borrowings:
 Subordinated notes                                                    133.2            149.0
 Memberships in exchanges, contributed by members, at market
  value                                                                  3.1              9.5
Minority interest
Shareholders' equity:                                                   16.8                -
 Financing Preferred A shares, EUR   0.60 par value, authorized
  1,200,000 shares, issued and outstanding 251,000 shares                0.1              0.1
 Financing Preferred B shares, EUR   0.60 par value, authorized
  1,200,000 shares, issued and outstanding 391,304 shares                0.3              0.3
 Common shares, EUR   0.08 par value, authorized 54,000,000
  shares, issued and outstanding 38,419,282 shares                       3.1              3.1
 Treasury stock, 102,182 and 882,182 shares                             (2.4)            (8.1)
 Additional paid-in capital                                            277.6            277.1
 Retained earnings                                                     174.3            189.1
 Accumulated other comprehensive income                               (122.6)          (113.5)
                                                                     --------       ----------
Total shareholders' equity                                       EUR   330.4    EUR     348.1
                                                                     --------       ----------

Total liabilities and shareholders' equity                       EUR 1,337.2    EUR   2,897.4
                                                                     ========       ==========


   The accompanying notes are an integral part of these financial statements

                           Van der Moolen Holding N.V.
                        Consolidated Statements of Income
                    (in EUR millions, except per share data)


                                                                                       Year Ended December 31,
                                                                              ------------------------------------------
                                                                                 2004            2003           2002
                                                                              -----------     -----------    -----------
Revenues
 Specialist activities                                                     EUR      71.1  EUR      100.8 EUR      227.0
 Proprietary trading/market making activities                                       23.4            24.7           49.6
 Commission income                                                                  24.6            28.1           35.0
 Net interest income from stock lending activities                                   3.6             3.4            4.2
                                                                              -----------     -----------    -----------
 Total revenues                                                            EUR     122.7  EUR      157.0 EUR      315.8
                                                                              -----------     -----------    -----------
Expenses:
 Exchange, clearing and brokerage fees                                              21.4            23.5           33.0
 Employee compensation and benefits                                                 34.7            42.3           78.7
 Lease of exchange memberships                                                       7.7            13.8           15.7
 Information and communication                                                       3.0             3.4            4.9
 General and administrative expenses                                                14.5            12.0           19.7
 Depreciation and amortization                                                       7.4             9.0           10.9
 Provision for NYSE/SEC investigation                                                  -            45.7              -
 Impairment of intangible fixed assets                                               8.2            49.2              -
 Impairment of other assets                                                          5.6               -              -
                                                                              -----------     -----------    -----------
Total expenses                                                             EUR     102.5  EUR      198.9 EUR      162.9
                                                                              -----------     -----------    -----------
Loss/(income) from continuing operations                                   EUR      20.2  EUR      (41.9)EUR      152.9
                                                                              -----------     -----------    -----------

 Gain on disposal of long-term investments and associates                              -             0.9              -
 Interest expense, net                                                              (7.6)           (8.9)         (13.0)
 Interest expense, capital subject to mandatory redemption, net                     (7.9)           (2.4)             -
 Other income                                                                        1.3             6.1            5.1
                                                                              -----------     -----------    -----------
Income/(loss) from continuing operations before income taxes               EUR       6.0  EUR      (46.2)EUR      145.0
Provision for income taxes                                                           0.6            12.2          (46.1)
Minority interest                                                                    2.5               -          (35.3)
                                                                              -----------     -----------    -----------
Net income/(loss) from continuing operations                               EUR       9.1  EUR      (34.0)EUR       63.6
                                                                              -----------     -----------    -----------
Loss from discontinued operations before income taxes                              (22.7)          (37.7)         (59.1)
Provision for income taxes relating to discontinued operations                       4.6            13.1           21.4
Minority interest                                                                      -               -            4.2
                                                                              -----------     -----------    -----------
Net loss from discontinued operations                                      EUR     (18.1) EUR      (24.6)EUR      (33.5)
                                                                              -----------     -----------    -----------
Net (loss)/income                                                          EUR      (9.0) EUR      (58.6)EUR       30.1
                                                                              -----------     -----------    -----------

Financing preferred shares dividends                                                (2.9)              -           (2.9)
Net (loss)/ income attributable to common shareholders                     EUR     (11.9) EUR      (58.6)EUR       27.2
Weighted average number of common shares outstanding                          38,078,411      37,797,329     38,388,043
Basic earnings per share from continuing operations                        EUR      0.16  EUR      (0.90)EUR       1.58
Diluted earnings per share from continuing operations                      EUR      0.16  EUR      (0.90)EUR       1.58
Basic earnings per share from discontinued operations                      EUR     (0.47) EUR      (0.65)EUR      (0.87)
Diluted earnings per share from discontinued operations                    EUR     (0.47) EUR      (0.65)EUR      (0.87)
Basic earnings per share                                                   EUR     (0.31) EUR      (1.55)EUR       0.71
Diluted earnings per share                                                 EUR     (0.31) EUR      (1.55)EUR       0.71



   The accompanying notes are an integral part of these financial statements

                           Van der Moolen Holding N.V.
                 Consolidated Statements of Comprehensive Income
                                (in EUR millions)


                                                             Year Ended December 31,
                                                       ------------------------------------
                                                         2004        2003         2002
                                                       ---------   ---------   ------------
Net (loss)/ income                                  EUR    (9.0)EUR   (58.6)EUR       30.1
Other comprehensive income:
 Foreign currency translation, net of tax                 (24.9)      (85.9)         (97.1)
 Transfer of cumulative foreign currency translation
  to discontinued operations, net of tax                   15.9           -              -
                                                       ---------   ---------   ------------
Comprehensive (loss)/ income                        EUR   (18.0)EUR  (144.5)EUR      (67.0)
                                                       =========   =========   ============


    Foreign currency translation includes taxation in the amount of EUR nil, EUR 5.8 million and EUR 6.9 million for the years ended December 31, 2004, 2003 and 2002, respectively. For the year ended December 31, 2004, foreign currency translation, net of tax, in the amount of EUR nil related to long-term financing advances (2003: EUR (52.4) million and 2002: EUR (62.2) million).
    Cumulative foreign currency translation differences of EUR 18.9 million attributable to a foreign operation that is sold, liquidated or substantially liquidated have been charged to the Consolidated Statement of Income for the year ended December 31, 2004 in accordance with SFAS 52, net of related taxation (benefit of EUR 3.0 million). The net charge of EUR 15.9 million is included in Net loss from discontinued operations.

   The accompanying notes are an integral part of these financial statements.

                           Van der Moolen Holding N.V.
                      Consolidated Statements of Cash Flows
                                (in EUR millions)



                                                                   Year Ended December 31,
                                                           ----------------------------------------
                                                                            2003           2002
                                                                 2004    as restated    as restated
                                                           ----------------------------------------
Cash flows from operating activities:
Net (loss)/income                                       EUR     (9.0) EUR    (58.6) EUR       30.1
Adjustments of non-cash items to reconcile net
 (loss) income to net cash used in operating activities:
 Depreciation and amortization                                   7.4           9.9            12.0
 Impairment of intangible fixed assets                           8.2          71.2            33.7
 Impairment of other assets                                      5.6           1.6               -
 Release of provision on loan receivable                        (2.4)            -               -
 Provision for NYSE/SEC investigation                          (42.2)         45.7               -
 Amortization of deferred gain on swaps                         (3.2)         (2.0)              -
 Deferred tax (benefit) expense, net and non-cash
  tax effects                                                    7.3         (13.1)           (3.3)
 Compensation expense related to stock-based
  compensation                                                   0.5           4.7             5.5
 Pensions                                                       (0.3)         (0.1)            0.8
 Gain on disposal of long-term investments and
  associates                                                       -          (0.9)           (0.4)
 Other                                                          (0.2)            -               -
 Currency translation differences discontinued
  operations, net of tax                                        15.9             -               -
 Interest expense, capital subject to mandatory
  redemption                                                     7.9           1.9               -
 Minority interest                                              (2.5)            -            31.1
Change in assets and liabilities net of effects
 from purchase or sale ofsubsidiaries:
 Cash segregated under federal and other
  regulations                                                      -             -             0.6
 Receivable from clearing organizations and
  professional parties                                          42.4         304.6           333.2
 Securities owned, net                                         100.3         147.7           274.2
 Stock borrowed                                                838.1        (343.3)          582.9
 Other assets                                                   17.9         (24.7)           13.3
 Not readily marketable financial instruments                    0.1             -             0.1
 Payable to clearing organizations and
  professional parties                                        (114.0)        (30.8)          (82.7)
 Securities sold, not yet purchased                              8.6        (424.4)         (442.7)
 Stock loaned                                                 (851.7)        317.5          (564.0)
 Current taxes payable                                          (0.9)         (5.4)            1.1
 Accounts payable, accrued expenses and other
  liabilities                                                   (6.6)         (5.2)          (36.1)
                                                           ----------    --------------------------
Net cash (used in) provided by operating activities     EUR     27.2  EUR     (3.7) EUR      189.4
                                                           ----------    --------------------------

Cash flows from investing activities:
Purchase of property and equipment, net                            -          (1.4)           (2.2)
Payment for purchase of subsidiaries, net of cash
 acquired                                                          -             -           (63.8)
Divestment of Group companies, less cash balances
 held                                                            1.6             -               -
Securities purchased under agreements to resell,
 net                                                               -             -            11.3
Disposals of investments, net                                    0.3           2.9             1.9
Repayment on loans receivable                                   14.3             -             7.8
Sale of exchange memberships                                     0.3           0.3               -
                                                           ----------    --------------------------
Net cash provided by (used in) investing activities     EUR     16.5  EUR      1.8  EUR      (45.0)
                                                           ----------    --------------------------

Cash flows from financing activities:
Capital subject to mandatory redemption,
 distributions net of capital contributions                     (3.7)         (9.1)              -
Minority interest, distributions net of capital
 contributions                                                  (0.5)            -           (27.8)
 Securities purchased under agreements to resell,
  net                                                              -          62.5          (244.9)
 Securities sold under agreements to repurchase,
  net                                                              -         (51.8)          275.1
Net (decrease) increase in short-term borrowings              (125.5)       (128.5)           12.3
(Payments) proceeds of notes payable, net                       (5.0)         (0.4)          (62.3)
Proceeds of subordinated notes                                   0.9             -            46.2
Payments of subordinated notes                                  (7.1)         (7.2)           (8.0)
(Loss)/ proceeds from termination of interest
 rate swaps                                                     (0.2)         13.6               -
Issuance of shares                                                 -             -             2.7
Sale / (purchase) of treasury shares                             5.6          (8.1)              -
Dividend paid                                                   (2.9)        (30.2)          (22.7)
Other financing activities, net                                    -             -            (0.2)
                                                           ----------    ----------    ------------
Net cash (used in) provided by financing
 activities                                             EUR   (138.4) EUR   (159.2) EUR      (29.6)
                                                           ----------    ----------    ------------
Effects of exchange rate differences                           (13.5)        (58.6)          (56.6)
                                                           ----------    ----------    ------------
Net change in cash and cash equivalents                 EUR   (108.2) EUR   (219.7) EUR       58.2
Cash and cash equivalents at beginning of the
 year including held-for-sale assets                           396.4         616.1           557.9
                                                           ----------    ----------    ------------
Cash and cash equivalents at end of the year
 including held-for-sale assets                         EUR    288.2  EUR    396.4  EUR      616.1
Cash and cash equivalents at end of the year
 included in held-for-sale assets                                  -         (12.6)          (41.0)
                                                           ----------    ----------    ------------
Cash and cash equivalents at end of the year            EUR    288.2  EUR    383.8  EUR      575.1
                                                           ==========    ==========    ============

Supplemental information:
Cash paid for
Interest (excluding interest on capital subject to
 mandatory redemption)                                  EUR     30.6  EUR     30.9  EUR       38.3
Income taxes                                            EUR      4.0  EUR     17.3  EUR       23.6


   The accompanying notes are an integral part of these financial statements

                           Van der Moolen Holding N.V.
           Consolidated Statements of Changes in Shareholders' Equity
                             As of December 31, 2004
                  (in thousands of EUR , except per share data)


                                 Capital stock
                      -----------------------------------
                                                                                                           Accumulated
                         Financing           Common                  Treasury         Additional             Other        Total
                          preferred                                                   Paid-in   Retained Comprehensive Shareholders'
                      Shares  Amounts     Shares    Amounts   Shares        Amounts   Capital    Earnings    Income       Equity
                     ---------------------------------------------------------------------------------------------------------------
Balance at Jan. 1,
 2004                642,304  EUR385     38,419,282 EUR 3,074     882,182 EUR (8,070) EUR277,075 EUR189,148 EUR(113,497) EUR 348,115
Dividend on financing
preferred A shares of
 EUR 2.70 per share        -       -              -         -           -          -           -       (680)           -       (680)
Dividend on financing
 preferred
B shares of 5.52%          -       -              -         -           -          -           -     (2,255)           -     (2,255)
Net loss                   -       -              -         -           -          -           -     (8,954)           -     (8,954)
Dividend on financing
 preferred
 A shares of EUR  2.70
 per share                 -       -              -         -           -          -           -       (680)           -       (680)
Dividend on financing
 preferred
B shares of 5.52%          -       -              -         -           -          -           -     (2,255)           -     (2,255)
Sale of Treasury
 shares                    -       -              -         -    (780,000)     5,639           -          -            -       5,639
Foreign currency
 translation
 adjustments               -       -              -         -           -          -           -          -      (24,934)   (24,934)
Transfer of cumulative
 foreign currency
 translation to
 discontinued
 operations, net of
 tax                       -       -              -         -           -          -           -          -       15,878      15,878
Stock options
 compensation expense      -       -              -         -           -          -         532          -            -         532
                     ---------------------------------------------------------------------------------------------------------------
Balance at Dec. 31,
 2004                642,304  EUR385     38,419,282  EUR3,074     102,182 EUR (2,431) EUR277,607 EUR174,324  EUR(122,553) EUR330,406
                     ===============================================================================================================


   The accompanying notes are an integral part of these financial statements

                           Van der Moolen Holding N.V.
           Consolidated Statements of Changes in Shareholders' Equity
                             As of December 31, 2003
                  (in thousands of EUR , except per share data)


                                 Capital stock
                      -----------------------------------
                                                                                                           Accumulated
                         Financing           Common                  Treasury         Additional             Other        Total
                          preferred                                                   Paid-in   Retained Comprehensive Shareholders'
                      Shares  Amounts     Shares    Amounts   Shares        Amounts   Capital    Earnings    Income       Equity
                     ---------------------------------------------------------------------------------------------------------------
Balance at Jan. 1,
2003                 642,304  EUR385     38,419,282 EUR 3,074           -  EUR     - EUR 272,367 EUR275,092 EUR (27,612) EUR 523,306
Net loss                   -       -              -         -           -          -           -    (58,638)           -    (58,638)
Dividends on common
 shares of EUR 0.72
 per share                 -       -              -         -           -          -           -    (27,277)           -    (27,277)
Purchase of common
 shares (Treasury
 shares)                   -       -              -         -     882,182     (8,070)          -          -            -     (8,070)
Foreign currency
 translation
 adjustments               -       -              -         -           -          -           -          -      (85,885)   (85,885)
Stock options
 compensation expense      -       -              -         -           -          -       4,708          -            -       4,708
Other                      -       -              -         -           -          -           -        (29)           -        (29)
                     ---------------------------------------------------------------------------------------------------------------
Balance at Dec. 31,
 2003                642,304  EUR385     38,419,282 EUR 3,074     882,182 EUR (8,070)EUR 277,075EUR 189,148 EUR (113,497)EUR 348,115
                     ===============================================================================================================


   The accompanying notes are an integral part of these financial statements.

                           Van der Moolen Holding N.V.
           Consolidated Statements of Changes in Shareholders' Equity
                             As of December 31, 2002
                  (in thousands of EUR , except per share data)


                                                     Capital stock
                                           ---------------------------------                              Accumulated
                                             Financing                               Additional              Other        Total
                                              preferred             Common           Paid-in    Retained Comprehensive Shareholders'
                                            Shares Amounts    Shares      Amounts    Capital    Earnings    Income       Equity
                                         -------------------------------------------------------------------------------------------

Balance at Jan. 1, 2002                    632,304 EUR 379     37,502,455   EUR3,000  EUR242,832 EUR289,294  EUR  69,512 EUR 605,017
Net Income                                       -       -              -          -           -     30,068            -      30,068
Dividends on financing preferred A shares
 of EUR   2.70 per share                         -       -              -          -           -       (660)           -       (660)
Dividends on financing preferred B shares
 of 5.52%                                        -       -              -          -           -     (2,255)           -     (2,255)
Dividends on common shares of EUR   1.10
 per share                                       -       -              -          -           -    (19,784)           -    (19,784)
Issuance of financing preferred A shares    10,000       6              -          -         568          -            -         574
Issuance of stock dividend                       -       -        784,973         63      21,508    (21,571)           -           -
Issuance of common shares through exercise
 of stock options                                -       -        131,854         11       2,140          -            -       2,151
Foreign currency translation adjustments         -       -              -          -           -          -      (97,124)   (97,124)
Stock options compensation expense               -       -              -          -       5,500          -            -       5,500
Other                                            -       -              -          -       (181)          -            -       (181)
                                         -------------------------------------------------------------------------------------------

Balance at Dec. 31, 2002                   642,304 EUR 385     38,419,282  EUR 3,074  EUR272,367 EUR275,092 EUR (27,612)EUR  523,306
                                         ===========================================================================================


   The accompanying notes are an integral part of these financial statements.

                          Van der Moolen Holding N.V.
                   Notes to Consolidated Financial Statements
                    (in EUR millions, except per share data)


1. Organization and Nature of Business

Van der Moolen Holding N.V. and subsidiaries (collectively the "Company") is a specialist, market maker and proprietary trader in securities markets on the New York Stock Exchange ("NYSE"), Euronext, London Stock Exchange, Deutsche Borse, Swiss Exchanges, Borsa Italiana and the London International Financial Futures and Options Exchange. The Company trades equities, equity options, equity index options and bonds. Van der Moolen Holding N.V. is headquartered in Amsterdam.

2. Significant Accounting Policies

Basis of Presentation

The accounting and reporting principles of the Company conform with generally accepted accounting principles in the United States of America ("U.S. GAAP").

All amounts included in these financial statements are stated in millions of euros, unless otherwise indicated.

The following is a summary of the significant accounting policies of the Company.

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities as of December 31, 2004, and the reported amounts of revenues and expenses during the year then ended. Actual results could differ from these estimates.

Restatement

Total assets and total liabilities at December 31, 2003 have been increased by EUR 134.7 million and EUR 134.7 million respectively, as a result of the correction of an error in the presentation of cash and cash equivalents and bank overdrafts (shown in short-term borrowings) in prior years. Cash and cash equivalents and bank overdrafts are recognized on a gross basis when there is no legally enforceable right to offset the recognized amounts and there is no intention to settle on a net basis. The Company is a party to a cash pooling agreement with one of its bankers, in accordance with which the Company earns or incurs interest on the net balance. However, the Company has no legal right to offset balances under this pooling agreement. Previously, the Company presented cash and cash equivalents and bank overdrafts that were subject to this pooling agreement on a net basis. Prior period balances have been restated so as to present balances subject to the pooling agreement on a gross basis.

The following table illustrates the account balances that have been restated in the Consolidated Statement of Financial Condition as of December 31, 2003, and the Consolidated Statement of Cash Flows for the year ended December 31, 2003.



(in EUR millions)                              As previously reported      Restated amount
-------------------------------------------------------------------------------------------
Cash and cash equivalents                                      249.1                 383.8
-------------------------------------------------------------------------------------------
Short-term borrowings                                           60.3                 195.0
-------------------------------------------------------------------------------------------
Net increase (decrease) in short-term
 borrowings (included in Consolidated Statement
 of Cash Flows)                                                 18.9                (128.5)
-------------------------------------------------------------------------------------------
Cash and cash equivalents (included in Consolidated
 Statement of Cash Flows)                                      249.1                 383.8
-------------------------------------------------------------------------------------------


    Van der Moolen Holding N.V. - Notes to Consolidated Financial Statements


The following table illustrates the account balances that have been restated in the Consolidated Statement of Cash Flows for the year ended December 31, 2002.




(in EUR millions)                              As previously reported       Restated amount
-------------------------------------------------------------------------------------------
Net increase/decrease in short-term borrowings
(included in Consolidated Statement of Cash
 Flows)                                                         (4.2)                 12.3
-------------------------------------------------------------------------------------------
Cash and cash equivalents (included in
 Consolidated Statement of Cash Flows)                         293.0                 575.1
-------------------------------------------------------------------------------------------

The restatement has no effect on shareholders' equity at December 31, 2003 and 2002. Furthermore, the restatement has no effect on the Consolidated Statements of Income for the three years ended December 31, 2004.

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

Foreign Currency Translation

With prospective effect from January 1, 2004, the functional currency of Van der Moolen Holding N.V., its finance entity Van der Moolen International B.V. and certain of its intermediate holding companies has been changed to the U.S. dollar. Previously, Van der Moolen Holding N.V. and Van der Moolen International B.V. applied the Euro as their functional currency. The change in functional currency had a positive non-cash effect on net income of EUR 0.4 million in 2004 related to currency exchange gains. Additionally, a tax benefit of EUR 1.2 million was recognized in the income statement as a component of provision for income taxes - continuing operations. Previously, this tax benefit would have been recognized within Accumulated Other Comprehensive Income - foreign currency translation, net of tax. The primary economic environment in which a corporate entity operates determines its functional currency. The change reflects the dominance of the Company's U.S. activities, and management's judgment that this dominance can no longer be considered a temporary phenomenon. The currency in which the financial statements are presented, the presentation currency, remains the euro, given the statutory seat of Van der Moolen Holding N.V. Shareholders' equity at December 31, 2004 was not affected by this change.

Monetary assets and liabilities in foreign currencies are translated into the functional currency at the exchange rate prevailing on the Balance Sheet date. Foreign currency transactions in currencies other than the functional currency are accounted for at the exchange rate prevailing on the date of the transactions; gains and losses arising from the settlement of such transactions and from the translation of monetary assets and liabilities are recognized in Other income in the Consolidated Statement of Income.

Non-monetary assets and liabilities in currencies other than the functional currency resulting from transactions measured at cost are translated using the exchange rate prevailing on the date of the transaction.

For purposes of presentation, the financial statements of Group companies with a functional currency other than the euro are translated into euros. Assets and liabilities are translated using the exchange rate prevailing at the Balance Sheet date. Income and expense items are translated using the average rates of exchange for the periods involved. Translation adjustments are charged or credited to Accumulated Other Comprehensive Income, which is included in Shareholders' Equity.

    Van der Moolen Holding N.V. - Notes to Consolidated Financial Statements


Currency translation gains or losses on long-term financing advances to foreign subsidiaries, net of taxation, are charged or credited to Accumulated Other Comprehensive Income.

Cumulative translation adjustments attributable to a foreign operation that is sold, liquidated or substantially liquidated are removed from Accumulated Other Comprehensive Income and are reported as part of the gain or loss on the sale or liquidation of the entity in the period in which the sale or liquidation occurs.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with short-term maturities. The carrying amounts of such cash equivalents approximate their fair value due to the short-term nature of these instruments. Cash and cash equivalents include large balances that are used for purposes of collateralizing positions and collateralizing bank overdrafts subject to a cash pooling agreement with a commercial bank, and large balances that must be held for regulatory or exchange requirements. Refer to note 25 for details of Net Liquid Asset Requirements.

Securities Purchased under Agreement to Resell and Securities Sold under Agreements to Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase are accounted for as collateralized financing transactions and are recorded at amounts at which the securities were acquired or sold plus accrued interest. The Company minimizes the credit risk associated with these transactions by monitoring its aggregate credit exposure to each counterparty and by monitoring collateral value and requiring the counterparty to deposit additional collateral when deemed necessary. The market value of securities received for securities purchased under agreement to resell at December 31, 2003 approximated 97.8% of cash paid. The market value of securities delivered for securities sold under agreements to repurchase at December 31, 2003 approximated 101.8% of cash received.

At December 31, 2003, the market value of the collateral received by the Company under these agreements amounted to EUR 178.5 million. All the Securities Purchased under Agreement to Resell and Securities Sold under Agreements to Repurchase were generated by Van der Moolen UK Limited and they are presented in Held-for-sale assets and Held-for-sale liabilities, respectively, in the Consolidated Statement of Financial Condition for the year ended December 31, 2003. At December 31, 2004, these balances are nil. Note 3 provides details of the major classes of assets and liabilities in Held-for-sale assets and Held-for-sale liabilities as presented in the Consolidated Statement of Financial Conditions at December 31, 2003.

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

Stock Borrowed and Stock Loaned

Stock borrowed and stock loaned for which cash is deposited or received are treated as a collateralized financing transactions and are recorded at contract amount. Stock borrowed transactions require the Company to deposit cash collateral with the lender. With respect to stock loaned, the Company receives collateral in cash in an amount generally in excess of the market value of the stock loaned. The Company monitors the market value of stock borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Income or expense on stock borrowed and stock loaned transactions is recognized over the life of the transaction. Revenue and expenses from these activites are recorded on a net basis as Net interest income from stock lending activities.

    Van der Moolen Holding N.V. - Notes to Consolidated Financial Statements


At December 31, 2004, the Company had stock borrowed from three counterparties representing approximately 58% of the total stock borrowed recorded on the Consolidated Statement of Financial Condition.
At December 31, 2004, the market value of stock received by the Company that can be sold or repledged totaled EUR 587.1 million. Such collateral is generally obtained under resale and securities borrowing agreements. Of this collateral, EUR 564.2 million has been repledged, generally as collateral under stock loan agreements or to cover short sales and consists primarily of common stocks.

Exchange Memberships

Exchange memberships owned by the Company are originally carried at cost, pursuant to the American Institute of Certified Public Accountants' ("AICPA") Audit and Accounting Guide-Brokers and Dealer in Securities. Adjustments to carrying value are made if the Company deems that an "other-than-temporary" decline in value, as defined in Emerging Issues Task Force ("EITF") Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, has occurred.
In determining whether the value of the exchange memberships the Company owns are impaired (i.e., fair market value is below cost) and whether such impairment is temporary or other-than-temporary, the Company consider many factors, including, but not limited to, information regarding recent sale and lease prices of exchange memberships, historical trends of sale and lease prices of memberships and their duration and the Company's knowledge and judgment of the specialist industry and the securities market as a whole.
As a result of the analysis of the above-mentioned factors, the Company adjusted the carrying value (or cost basis) of its exchange memberships owned to reflect a EUR 5.6 million other-than-temporary impairment charge for the year ended December 31, 2004. On December 31, 2004, New York Stock Exchange seats owned are carried on the balance sheet at $1,344,000 (EUR 984,759) each, based on the prices of recent seat transactions.

Additionally, four exchange memberships have been contributed for use by the Company by members of the Company's subsidiary VDM Specialists (December 31, 2003: eight seats). These memberships are subordinated to claims of the general creditors of VDM Specialists and are carried at market value with corresponding amounts recorded as subordinated liabilities. These market values are determined on the basis of prices published by the New York Stock Exchange on the relevant dates. The Company is required to pay annual fees in relation to these exchange memberships. An amount of EUR 1.0 million has been charged to Interest expense in the Consolidated Statement of Income.

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

The estimated useful lives of property and equipment are as follows:

    Real Estate                                 40 years
    Leasehold Improvements, Office Equipment,
    Furniture and Fixtures                      2-10 years
    Company Cars                                3-5 years

    Van der Moolen Holding N.V. - Notes to Consolidated Financial Statements


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

Other intangible assets consist of specialist stock lists acquired in connection with certain business combinations and are amortized on a straight-line basis over 40 years. The fair value of the specialist stock lists at the date of acquisition used for purchase price allocation and the determination of the useful lives were determined based on independent appraisals. The useful lives are determined based upon analysis of historical turnover characteristics of the specialist stocks. The Company periodically evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life may warrant revision or that the remaining balance may not be recoverable. In accordance with the rules dictated by Statement of Financial Accounting Standard No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets", an impairment loss, calculated as the difference between the estimated fair value and the carrying amount of the intangible asset, is recognized if the expected undiscounted cash flows relating to the intangible assets are less than the corresponding carrying value.

Pension Benefits

The Company's defined benefit plans are accounted for in accordance with SFAS No. 87, "Employers' Accounting for Pensions". Unrecognized net actuarial gains and losses are amortised over the average remaining service period of active plan participants in accordance with the corridor approach described in paragraph 32 of SFAS 87.

For defined contribution plans, the Company pays contributions on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

    Van der Moolen Holding N.V. - Notes to Consolidated Financial Statements


Other Assets

Other assets include investments accounted for under the equity method and other receivables.

Short-term Borrowings

Short-term borrowings comprise bank overdrafts with financial institutions and clearing organizations. These borrowings are interest bearing at prevailing market rates.

Minority Interest

Minority interest in the Consolidated Statement of Financial Condition is comprised of the share in the capital of the Company's majority owned subsidiaries held by minority partners. These minority interests mainly relate to VDM Specialists. In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The Company has determined that its minority members' capital in VDM Specialists, which has the same characteristics and rights as members' equity contributed by the Company, was a mandatorily redeemable financial instrument as defined by SFAS No. 150 because the capital was redeemable upon the death of a minority interest holder, an event certain to occur. The Company adopted SFAS No. 150 as from January 1, 2003, and until December 1, 2004, presented its minority members capital in VDM Specialists as Capital subject to mandatory redemption in the Consolidated Statement of Financial Condition.
On December 1, 2004, VDM Specialists amended its operating agreement and based on a review of the terms of the amended operating agreement, the Company determined that the minority members' capital was not redeemable upon an event certain to occur, and consequently that the characteristics of these financial instruments conform to those of equity instruments. Consequently, from December 1, 2004, the minority members' capital is classified as Minority interest in the

Consolidated Statement of Financial Condition.

In 2003 and for the period January 1, 2004 - December 1, 2004, all income distributable to the Company's minority members is recorded as interest expense; any net loss as a reduction of interest expense. For the period December 1, 2004
- December 31, 2004, all income distributable to VDM Specialists' minority members, including interest on minority members' capital contributions, is presented as minority interest in the Consolidated Statement of Income.

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

Securities transactions in regular-way trades are recorded on the trade date. The profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

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

    Van der Moolen Holding N.V. - Notes to Consolidated Financial Statements


Commission Income

Commission income is recognized on settlement date basis, which is not significantly different from trade date. Commission income mainly arises from the specialist activities performed by VDM Specialists on the New York Stock Exchange.

Net Interest Income from Stock Lending Activities

Net interest income from stock lending activities represents interest earned net of interest paid in connection with the stock lending activities that are carried out by VDM Specialists. VDM Specialists engages in stock lending and borrowing as a service to other market participants that may require such stocks in order to assure delivery of stock to their own counterparties. Interest income earned was EUR 16.6 million, EUR 16.5 million and EUR 23.9 million for the years ended December 31, 2004, 2003 and 2002, respectively. Interest expense was EUR 13.0 million, EUR 13.1 million and EUR 19.7 million for the years ended December 31, 2004, 2003 and 2002, respectively.

Other Income

Other income is mainly comprised of foreign currency gains and losses (2004: gain of EUR 1.2 million; 2003: gain of EUR 2.4 million including net gains and losses arising on foreign currency option contracts; 2002: nil).

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109. "Accounting for Income Taxes" ("SFAS 109"), which requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and tax bases of its assets and liabilities. The Company's deferred tax assets and liabilities are presented separately on the face of the balance sheet. Currently enacted tax rates are used to determine deferred tax assets and liabilities.

Stock Based Compensation

The Company adopted SFAS No. 123, "Accounting for Stock-based Compensation" ("SFAS 123") in the year ended December 31, 1999. Under SFAS 123, a stock compensation expense is calculated using the fair value method, and is recognized in the Consolidated Statement of Income over the period that the benefit vests. The related expense has been included in Employee compensation and benefits in the Consolidated Statement of Income with a corresponding contribution to Additional Paid-in Capital.

Earnings Per Share

Earnings per share ("EPS") is computed in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"). Basic EPS is calculated by dividing net earnings attributable to common shareholders by the weighted average number of common shares outstanding (excluding treasury stock). Diluted EPS includes the determinants of basic EPS and, in addition, reflects the dilutive effect of the common shares deliverable pursuant to stock options and warrants.

    Van der Moolen Holding N.V. - Notes to Consolidated Financial Statements


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

Derivative financial instruments used for trading purposes are carried at market value. If market prices are not readily available, fair value is calculated using an appropriate valuation technique. Market value for exchange-traded derivatives, principally futures and certain options, is based on quoted market prices. The fair values of over-the-counter ('OTC') derivative instruments, principally forwards and OTC options, are based on pricing models intended to approximate the amounts that would be received from or paid to a third party in settlement of the contracts. The gains or losses on derivatives used for trading purposes are included in revenues from specialist and proprietary trading activities.

During 2003, the Company purchased foreign currency option contracts to reduce the Company's exposure to foreign currency fluctuations. These contracts are carried at market value. Gains and losses on purchased foreign currency option contracts are recognized in the Consolidated Statements of Income as Other Income.

New Accounting Pronouncements

In December 2003, the FASB issued FASB Interpretation ("FIN") No. 46 (R), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51". FIN 46 (R) requires a company to consolidate a variable interest entity ("VIE") if the company has a variable interest that gives it a majority of the expected losses or a majority of the expected residual returns or both of the entity. FIN 46 (R) is effective no later than the end of the first reporting period that ends after March 15, 2004. The Company has determined that a company named LOC, LLC ("LOC") is such a variable interest entity. LOC is a limited liability company; its members are members or former members or employees of VDM Specialists. LOC's purpose is to provide a mechanism through which its members may acquire ownership of a New York Stock Exchange membership. Capital contributed by members and funds borrowed by LOC are used to purchase these memberships. During the period January 1, 2004 to December 31, 2004, LOC and its members were the beneficial owners of six New York Stock Exchange memberships. LOC has a loan from a commercial bank to fund the purchase of exchange memberships; the amount outstanding at December 31, 2004 was $4.7 million.
Van der Moolen Holding N.V. has guaranteed the repayment of this loan. The impact of the consolidation of LOC on the Consolidated Statement of Financial Condition at December 31, 2004 and the Consolidated Statement of Income for the year then ended is shown in the tables below. The consolidation of LOC did not affect Shareholders' equity at December 31, 2004 or Net income for the year then ended.

    Van der Moolen Holding N.V. - Notes to Consolidated Financial Statements


                                                  December 31, 2004
----------------------------------------------------------------------
                                                     (in EUR millions)
----------------------------------------------------------------------

----------------------------------------------------------------------
Cash and cash equivalents                            EUR           0.7
----------------------------------------------------------------------
Memberships in exchanges owned                                     5.9
----------------------------------------------------------------------
Total LOC assets                                     EUR           6.6
-----------------------------------------------------=================

----------------------------------------------------------------------
Notes payable                                        EUR           3.4
----------------------------------------------------------------------
Accounts payable, accrued expenses and other
 liabilities                                                       0.1
----------------------------------------------------------------------
Minority interest                                                  3.1
----------------------------------------------------------------------
Total LOC liabilities and minority interest          EUR           6.6
-----------------------------------------------------=================

----------------------------------------------------------------------
                                                        Year ended
                                                     December 31, 2004
----------------------------------------------------------------------
                                                     (in EUR millions)
----------------------------------------------------------------------

----------------------------------------------------------------------
Revenues                                             EUR             -
----------------------------------------------------------------------
Lease of exchange memberships                                     (0.8)
----------------------------------------------------------------------
General and administrative expenses                                0.1
----------------------------------------------------------------------
Impairment of memberships in exchanges, owned (other
 assets)                                                           3.4
----------------------------------------------------------------------
Total expenses                                       EUR           2.7
-----------------------------------------------------=================
Income from operations                                            (2.7)
----------------------------------------------------------------------
Interest expense, net                                             (0.2)
----------------------------------------------------------------------
Other income                                                       0.1
----------------------------------------------------------------------
Minority interest                                                  2.8
----------------------------------------------------------------------
Net income/(loss) from continuing operations         EUR             -
 attributable to LOC
-----------------------------------------------------=================


In December 2004, the FASB issued a revision to SFAS No. 123, SFAS No. 123(R), "Share Based Payment." SFAS No. 123(R) will require compensation costs related to share-based payment transactions to be recognized in the financial statements over the period that an employee provides service in exchange for the award. SFAS No. 123 (R) replaces SFAS No. 123 and supersedes APB No. 25. SFAS No. 123(R) will be effective for the Company no later than January 1, 2006. Management is currently evaluating the effect of the adoption of SFAS No. 123(R), but does not expect adoption to have a material effect on the Company's financial condition, results of operations or cash flows.

3. Significant Acquisitions and Dispositions

Acquisitions

During the year 2002, the Company expanded its specialist activities and proprietary trading activities in the United States of America through an acquisition. This acquisition was accounted for using the purchase method and was a cash transaction. The basis of the individual assets and liabilities acquired is the fair value at the date of acquisition. Any purchase price in excess of the fair value of assets and liabilities acquired is recorded as goodwill. The Company's share of operating results of the acquired company is included in the Consolidated Statement of Income from the effective date of the acquisition.

On March 1, 2002 the Company acquired a 75% interest in NYSE specialist Lyden, Dolan, Nick & Co., LLC for a total aggregate consideration of $54.7 million (EUR 63.2 million) of which $28.2 million (EUR 32.6 million) was recorded as identifiable intangible assets and $25.0 million (EUR 28.9 million) as goodwill. Also on March 1, 2002, Lyden, Dolan, Nick was merged into VDM Specialists.

    Van der Moolen Holding N.V. - Notes to Consolidated Financial Statements


The unaudited proforma information for the Company as if each acquisition had occurred on January 1 of each year prior to the year of acquisition, is as follows:

                                                            Year ended
                                                            December 31,
                                                           -------------
(in EUR millions, except per share data)                        2002
                                                           -------------

Total revenues from continuing operations                EUR       320.8
Net income from continuing operations                    EUR        49.3
Earnings per share from continuing operations            EUR        1.21
                                                           -------------


On August 1, 2003, following the departure of two minority members, the Company acquired an additional 14.543% interest in Cohen, Duffy, McGowan, LLC for a consideration of $0.6 million (EUR 0.6 million). The balance sheet and results of this entity were already consolidated as a consequence of the acquisition made in 2001.

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

Discontinued operations

On December 17, 2003, the closure of Cohen, Duffy, McGowan, LLC was announced and operations ceased by December 31, 2003. This closure resulted in impairments on intangible and other assets of EUR 19.3 million. The liquidation of this entity was substantially completed in 2004.

The Amsterdam-based option trading activities executed by Van der Moolen Opties Amsterdam B.V. were discontinued in 2003.

In December 2003, the Company ended the activities of Kenny & Co, LLC; liquidation was substantially completed in 2004.

On January 7, 2004, the Company reached agreement in principle to sell all shares in Van der Moolen UK, Limited to a third party and the sale was completed on April 7, 2004 following approval by the relevant regulatory authorities. The subsidiary was sold for a consideration equal to its book value as of December 31, 2003, being EUR 8.3 million. Further, an intercompany loan of EUR 5.9 million was repaid on April 13, 2004. The assets and liabilities of Van der Moolen UK, Limited are presented as Held-for-sale assets and Held-for-sale liabilities, respectively, in the December 31, 2003 Statement of Financial Condition.

In December 2004, the Company sold the Chicago Board Option Exchange activities of VDM Options USA, LLC. The activities of this entity on the Philadelphia Stock Exchange were discontinued in December 2003. The sale of assets and liabilities of VDM Options USA, LLC was at their carrying amount.

The results of all discontinued operations have been separately presented on the face of the Statements of Income.

    Van der Moolen Holding N.V. - Notes to Consolidated Financial Statements


The major classes of assets and liabilities relating to these discontinued operations included in the Statements of Financial Condition as of December 31, 2004 and December 31, 2003 are stated in the table below:




                                                          --------------------------------------------------------------
                                                                                December 31,
                                                          --------------------------------------------------------------
                                                                        2004                           2003
                                                          --------------------------------------------------------------
                                                                               (in EUR millions)
                                                                                  Other                       Other
                                                             Held-for-sale     discontinued  Held-for-sale  discontinued
                                                                                operations                   operations
Cash and cash equivalents                                 EUR      -          EUR       1.3 EUR       12.6 EUR       0.2
Securities purchased under agreements to resell                    -                      -          182.4            -
Receivable from clearing organizations and professional
 parties                                                           -                      -           24.3         39.0
Securities owned, at market value                                  -                    0.1          197.0         46.5
Memberships in exchanges owned                                                            -              -          0.4
Property and equipment, net                                        -                      -            0.5            -
Other assets                                                       -                    0.4            0.9          0.3
                                                          --------------------------------------------------------------
Total assets                                              EUR      -          EUR       1.8 EUR      417.7 EUR     86.4
                                                          --------------------------------------------------------------

Short -term borrowings                                    EUR      -          EUR         - EUR       1.1  EUR      1.8
Securities sold under agreements to repurchase                     -                      -          223.3            -
Payable to clearing organizations and professional parties         -                      -           28.4            -
Securities sold, not yet purchased, at market value                -                      -          150.3         79.4
Current taxes payable                                              -                      -              -            -
Accounts payable, accrued expenses, and other liabilities          -                    1.1            0.4          0.7
Minority interest                                                  -                      -              -            -
                                                          --------------------------------------------------------------
Total liabilities                                         EUR      -          EUR        1.1 EUR     403.5 EUR     81.9
                                                          -------------------------------------------------------------

    Van der Moolen Holding N.V. - Notes to Consolidated Financial Statements


A breakdown of the results of discontinued operations is given below:


                                                             Year Ended December 31,
                                                       ------------------------------------
                                                          2004        2003        2002
                                                       ------------------------------------
                                                               (in EUR millions)
Total revenues                                         EUR     -   EUR     12.1EUR     6.0
Expenses:
Exchange, clearing and brokerage fee                           0.7         5.9         9.8
Employee compensation and benefits                             1.7        10.5        12.6
Lease of exchange memberships                                  0.2         0.9         2.6
Information and communication                                  0.1         1.9         1.7
General and administrative expenses                            0.3         4.4         3.3
Depreciation and amortization                                    -         0.9         1.2
Impairment of intangible fixed assets                            -        22.0        33.7
Impairment of other assets                                       -         1.6           -
                                                       ------------------------------------
Total expenses                                         EUR     3.0 EUR     48.1EUR     64.9
                                                       ------------------------------------

                                                       ------------------------------------
Loss from operations                                     EUR (3.0)   EUR (36.0)  EUR (58.9)

Income/ (loss) from associates                                   -           -         0.3
Gain on disposal of long-term investments and
 associates                                                      -           -         0.4
Interest expense, net                                         (0.8)       (1.6)       (1.0)
Interest income, capital subject to mandatory
 redemption, net                                                 -         0.5           -
Other expense                                                (18.9)       (0.6)        0.1

                                                       ------------------------------------
Loss from discontinued operations before income taxes    EUR (22.7)  EUR (37.7)  EUR (59.1)
Provision for income taxes                                     4.6        13.1        21.4
Minority interest                                                -           -         4.2
                                                       ------------------------------------
Net loss from discontinued operations                  EUR   (18.1)  EUR (24.6)  EUR (33.5)
                                                       ------------------------------------



Other expense of EUR 18.9 million for the year ended December 31, 2004 is comprised of cumulative currency translation differences recognized in the Income Statement in relation to foreign operations that were sold, liquidated or substantially liquidated during the year.

Losses incurred from discontinued operations in 2003 include the impairment of specialist assignments of EUR 7.4 million (2002: nil); impairment of goodwill of EUR 14.6 million (2002: EUR 33.7 million); and the impairment of exchange memberships of EUR 1.6 million (2002: nil).

    Van der Moolen Holding N.V. - Notes to Consolidated Financial Statements


4. Receivable From and Payable to Clearing Organizations and Professional
   Parties

Amounts receivable from and payable to clearing organizations and professional parties at December 31, 2004 and 2003, consist of the following:

                                         ------------------------------------------------
                                                           December 31,
                                                  2004                    2003
                                         ------------------------------------------------
                                                        (in EUR millions)

                                          Receivable     Payable    Receivable   Payable
                                          ----------     -------    ----------   -------

Deposits                                 EUR     1.7  EUR      -   EUR   1.4    EUR    -
Securities failed-to-deliver/receive             4.9         9.1        13.5         3.3
Commissions receivable                           2.4           -         2.2           -
Payable to clearing organizations and
 professional parties                              -         9.5           -        35.1
Receivable from clearing organizations
 and professional parties                       17.8           -        76.4           -
                                         ------------------------------------------------

                                         EUR    26.8  EUR   18.6  EUR   93.5    EUR 38.4
Included in held-for-sale assets and
 liabilities                                       -           -       (24.3)      (28.4)
                                         ------------------------------------------------

                                         EUR    26.8  EUR   18.6  EUR   69.2    EUR  10.0
                                         ================================================


Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in the Statement of Financial Condition.

5. Concentrations of Credit Risk / Financial Instruments

As of December 31, 2004, substantially all of the Company's financial instruments owned, financial instruments sold, not yet purchased, and receivable from and payable to clearing organizations and professional parties are amounts held by or due to its clearing organizations or other professional parties. The Company monitors the credit worthiness of the clearing organizations and other professional parties to mitigate the Company's exposure to credit risk. As of December 31, 2004, cash equivalents in the amount of EUR 261.8 million were held at two financial institutions (December 31, 2003: EUR 372.2 million).

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

    Van der Moolen Holding N.V. - Notes to Consolidated Financial Statements


6. Securities Owned and Securities Sold, Not Yet Purchased

Marketable securities owned and sold, not yet purchased, consist of trading securities at market values, as follows:


                              ----------------------------------------
                                            December 31,
                              ----------------------------------------
                                     2004                2003
                              ----------------------------------------
                                        (in EUR  millions)

                                        Sold, Not           Sold, Not
                                           Yet                 Yet
                                Owned  Purchased     Owned  Purchased


Bonds                         EUR  23.0  EUR   3.8 EUR 231.6 EUR 161.2
Common and preferred shares       103.5      113.8     163.0     203.5
Options and warrants                0.4          -      29.6      17.2
                              ----------------------------------------
                              EUR 126.9  EUR 117.6 EUR 424.2 EUR 381.9
Included in held-for-sale
 assets and liabilities               -         -    (197.0)   (150.3)
                              ----------------------------------------
                              EUR  126.9 EUR 117.6 EUR 227.2 EUR 231.6
                              ========================================


The agreements with the Company's clearing organizations permit the Company's securities and financial instruments to be pledged to clearing organizations, depositories and other financial institutions for the purpose of financing the Company's trading activities.

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the Consolidated Statement of Financial Condition at market value and will incur a loss if the market value of the securities increases subsequent to December 31, 2004.

Positions owned and positions sold, not yet purchased in American Depositary Receipts (ADRs) and the corresponding shares held for arbitrage purposes are recognized on a gross basis as assets (2004: EUR 83.0 million; 2003: EUR 122.3 million) and liabilities (2004: EUR 83.0 million; 2003: EUR 122.3 million, respectively). ADRs purchased or sold as part of arbitrage activities are valued at the quoted market prices of the home market of the underlying shares. ADRs are convertible into the underlying shares subject to a conversion charge. Conversion costs are accrued in the Consolidated Statement of Financial Condition.

7. Loans Receivable

A provision of EUR 2.4 million, recognized in prior years, for the non-recoverability of loans receivable was released as a credit to General & Administrative expenses in 2004. All loans were repaid in 2004.

8. Goodwill and Other Intangible Assets

For the years ended December 31, 2004 and 2003, the carrying value of goodwill amounted to EUR 47.6 million and EUR 59.4 million, respectively. As a result of the implementation of SFAS No. 142 "Goodwill and Other Intangible Assets", goodwill is no longer amortized with effect from financial years beginning after December 15, 2001. As a result of the impairment test performed on goodwill, an impairment charge of EUR 8.2 million was recognized in the Consolidated Statement of Income for 2004 (December 31, 2003: EUR 63.8 million; December 31, 2002: EUR 33.7 million).

    Van der Moolen Holding N.V. - Notes to Consolidated Financial Statements


The impairment charge on goodwill can be specified as follows:


                                           Year Ended December 31,
----------------------------------------------------------------------
                                        2004       2003        2002
----------------------------------------------------------------------
                                           (in EUR millions)
----------------------------------------------------------------------
VDM Specialists                    EUR     -    EUR   27.7   EUR  -
----------------------------------------------------------------------
European trading                          8.2         21.5        -
----------------------------------------------------------------------
Total continuing operations        EUR    8.2   EUR   49.2   EUR  -
----------------------------------------------------------------------
U.S. Option business (included
 in Net loss from discontinued
 operations)                                -         14.6     33.7
----------------------------------------------------------------------
Total                              EUR     8.2        63.8     33.7
-----------------------------------===================================

The Company performed its annual impairment tests of goodwill during the fourth quarter of 2004 for all its reporting units. In determining the discounted value of future cash flows of VDM Specialists, valuations by external independent consultants were used, and a discount rate of 12% was applied. Based on the valuations performed, it was determined that there was no impairment charge necessary for goodwill associated with VDM Specialists. External independent consultants have also been used for the purpose of impairment testing of the goodwill associated with the European entities for which a discount rate of 15% was applied. See "Significant Accounting Policies - Goodwill and Other Intangible assets" for further information related to the impairment of goodwill.

The movements in goodwill for the years ended December 31, 2004 and 2003 are as follows:

                                               -----------------------
                                                   2004        2003
                                               -----------------------
                                                   (in EUR millions)

Balance at January 1                           EUR   59.4  EUR  141.9
Impairment                                           (8.2)      (63.8)
Translation differences                              (3.6)      (18.7)
                                               -----------------------
Balance at December 31                         EUR   47.6  EUR  59.4
                                               =======================


The carrying amount of goodwill as of December 31, 2004 includes an amount of EUR 45.8 million that is deductible for tax purposes; this amount relates only to VDM Specialists. The remainder of the goodwill balance of EUR 1.8 million relates to European trading activities and is not tax deductible.

As a result of uncertain market conditions and the associated lower profitability, the Company was required to perform an impairment test during the fourth quarter of 2004 for the specialist stock lists acquired in relation to VDM Specialists. The valuations were performed by external independent consultants, in conformity with the rules dictated by Statement of Financial Accounting Standard No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". An impairment loss, calculated as the difference between the estimated fair value and the carrying amount of the specialist stock lists, is recognized if the expected undiscounted cash flows relating to the stock lists are less than the corresponding carrying value. Based on the valuations performed, it was determined that there was no impairment charge necessary for the specialist stock lists of VDM Specialists.

At year-end 2003, due to the closure of the operations of Cohen, Duffy, McGowan, LLC, an impairment charge of EUR 7.4 million on its specialist stock list was recognized in the Consolidated Statement of Income as part of Net loss from discontinued operations.

    Van der Moolen Holding N.V. - Notes to Consolidated Financial Statements


The carrying value of Other intangibles, net can be specified as follows:

                                                  --------------------
                                                       December 31,
                                                  --------------------
                                                       2004      2003
                                                  --------------------
                                                    (in EUR millions)

Specialist stock lists                            EUR 214.0 EUR 231.3
Accumulated amortization                              (26.8)    (23.2)
                                                  --------------------
                                                  EUR 187.2 EUR 208.1
                                                  ====================

The above amounts are determined using the underlying dollar amounts translated into euros using year-end closing rates. The cost price of the specialist stock lists as at December 31, 2004 translated at historical exchange rates was EUR 293.0 million (December 31, 2003: EUR 293.0 million). At year-end 2004 and 2003, all specialist stock lists capitalized on the balance sheet relate to the Company's specialist franchise on the New York Stock Exchange, VDM Specialists.

For the year ended December 31, 2004, amortization of the specialist stock lists was EUR 5.9 million (2003: EUR 6.7 million of which EUR 0.2 million related to discontinued operations; 2002: EUR 7.5 million of which EUR 0.3 million related to discontinued operations). The estimated amortization expense for specialist stock lists for each of the next five years is EUR 5.4 million per year, determined at the U.S. dollar closing rate of December 31, 2004. The weighted average remaining useful life of the specialist stock lists is 35 years as of December 31, 2004.

9. Exchange memberships

For the year ended December 31, 2004, the Company recognized an other-than-temporary impairment loss of EUR 5.6 million on the value of its New York Stock Exchange memberships.

In 2003, the Company recognized a loss of EUR 0.9 million on the value of its exchange memberships on the American Stock Exchange and EUR 0.7 million in relation to its exchange memberships on the Philadelphia Stock Exchange in the Consolidated Statement of Income as part of Net loss from discontinued operations. The Company recognized these 2003 impairment charges following the restructuring and closure of its option activities on these exchanges in December 2003.

10. Other Assets

Other assets at December 31, 2004 and 2003 is comprised of the following:


                                                  --------------------
                                                       December 31,
                                                  --------------------
                                                     2004      2003
                                                  --------------------
                                                    (in EUR millions)

Income taxes (see note 12)                        EUR  11.4 EUR  23.6
Prepaid pension costs (see note 15)                     7.4       7.1
Fair value of interest rate swap (see note 14)          0.6         -
Other                                                   5.5      10.1
                                                  --------------------
                                                  EUR  24.9 EUR  40.8
Included in held-for-sale assets                          -      (0.9)
                                                  --------------------
                                                  EUR  24.9 EUR  39.9
                                                  ====================

Other assets as at December 31, 2004 include receivables from minority partners and employees in VDM Specialists of EUR 0.1 million (2003: EUR 0.5 million). These receivables are short-term in nature and carry fixed interest rates varying between 5.00% and 5.75%.

    Van der Moolen Holding N.V. - Notes to Consolidated Financial Statements


11. Accounts Payable, Accrued Expenses and Other Liabilities

Accounts payable, accrued expenses and other liabilities at December 31, 2004 and 2003 is comprised of the following:

                                                ----------------------
                                                      December 31,
                                                ----------------------
                                                    2004       2003
                                                ----------------------
                                                   (in EUR millions)

Other taxes and social security contributions   EUR    0.3  EUR   0.2
Dividends on financing preferred shares                2.9          -
Fair value of interest rate swap (see note 14)           -        0.4
Accrued bonuses                                        1.0        1.4
NYSE/SEC settlement                                    4.4          -
Capital payable to former partners of VDM
 Specialists                                           6.6          -
Other accrued liabilities                             16.8       24.4
                                                ----------------------
                                                EUR   32.0  EUR  26.4
Included in held-for-sale liabilities                    -       (0.4)
                                                ----------------------
                                                EUR   32.0  EUR  26.0
                                                ======================

Regarding the liability for capital payable to former partners of VDM Specialists, interest is payable based on the interest rate applicable to investments in cash and cash-equivalents.

Included in Other accrued liabilities is a deferred gain of EUR 7.4 million (2003: EUR 11.4 million) relating to the termination of the swaps that were designated as fair value hedges of some of the Company's subordinated borrowings. This gain is being credited to interest expense over the remaining lives of the related subordinated borrowings.

In 2004, the Company paid EUR 1.3 million (2003: EUR 2.2 million) in relation to severance payments that partly relate to discontinued operations.

12. Income Taxes

Provision for income taxes consists of the following (bracketed amounts are tax benefits):

                                                       ---------------------------------------
                                                               Year Ended December 31,
                                                       ---------------------------------------
                                                             2004          2003        2002
                                                       ---------------------------------------
                                                                   (in EUR millions)
Current income taxes
  Arising in the Netherlands (domestic)                EUR      1.0    EUR    0.4   EUR   4.8
  Arising outside the Netherlands (foreign)                    (5.3)        (12.5)       23.2
Deferred income taxes
  Arising in the Netherlands (domestic)                        (8.1)            -        (0.3)
  Arising outside the Netherlands (foreign)                    10.2         (13.2)       (3.0)
Transfer from Accumulated Other Comprehensive Income           (3.0)            -           -
                                                       ---------------------------------------
Total provision for income taxes                       EUR     (5.2)   EUR  (25.3)  EUR  24.7
Relating to discontinued operations                            (4.6)        (13.1)      (21.4)
                                                       ---------------------------------------
Provision for income taxes from continuing operations  EUR     (0.6)   EUR  (12.2)  EUR  46.1
                                                       =======================================

    Van der Moolen Holding N.V. - Notes to Consolidated Financial Statements


Taxes are calculated for each individual entity in the Company and are based on the local tax rates. Pretax income from continuing operations is determined by adjusting Income/ (loss) from continuing operations before income taxes with the amount recognized as minority interest. The provision for income taxes includes the taxation expense arising on the Company's share (excluding the share of minority members) of the taxable profits of the U.S. Limited Liability Corporations ("LLCs") that are considered transparent for U.S. tax purposes. The minority members in these LLCs are liable for taxation arising on their share of the LLCs' taxable profits. Income/ (loss) from continuing operations before income taxes includes the fully consolidated results of these LLCs, and consequently the minority interest relating to them reported in the Consolidated Statement of Income represents the share of income before income taxes attributable to minority members. Pretax income from continuing operations can be allocated as follows:

                                               --------------------------
                                                 Year Ended December 31,
                                               --------------------------
                                                  2004     2003      2002
                                               --------------------------
                                                     (in EUR millions)


Income arising in the Netherlands before tax EUR 0.2 EUR 17.0 EUR 29.7 Income/ (loss) arising outside the
 Netherlands before tax and
after minority interest                           8.3      (63.2)      80.0
                                                ---------------------------
Total income/(loss) before taxes and after
 minority interest from continuing
 operations                                  EUR  8.5  EUR (46.2) EUR 109.7
                                                ===========================

Deferred tax assets comprise:

                                                   -------------------
                                                        December 31,
                                                   -------------------
                                                      2004     2003
                                                   -------------------
                                                     (in EUR millions)
Deferred tax assets
  Tax losses carried forward                       EUR  12.8 EUR  7.2
  Unrealized currency exchange losses                    5.2        -
  Intangible assets                                      4.5     12.2
  NYSE/SEC provision                                       -      8.9
  Other                                                  0.8        -
Offset of deferred tax liability items                 (17.9)   (19.4)
                                                   -------------------
                                                   EUR   5.4 EUR  8.9
Valuation allowance                                        -     (2.9)
                                                   -------------------
Total deferred tax assets                          EUR   5.4 EUR  6.0
                                                   ===================

A deferred tax asset arising from the carry forward of taxable losses in the amount of EUR 2.9 million was subject to a 100% valuation allowance at December 31, 2003 and related to held-for-sale assets. The tax losses carried forward of EUR 12.8 million mainly relate to carry forward losses for local and federal taxation in the United States. These tax jurisdictions have a carry forward term with a maximum of 20 years. The tax losses carried forward by the Company have a remaining carry forward of approximately 19 years.

    Van der Moolen Holding N.V. - Notes to Consolidated Financial Statements


Deferred tax liabilities comprise:

                                                      ----------------
                                                         December 31,
                                                      ----------------
                                                        2004    2003
                                                      ----------------
                                                      (in EUR millions)
Deferred tax liabilities
 Employee benefit plan assets                         EUR 2.4 EUR 2.8
 Intangible fixed assets                                 21.4    19.4
Offset of deferred tax asset items                      (17.9)  (19.4)
                                                      ----------------
Total deferred tax liabilities                        EUR 5.9 EUR 2.8
                                                      ================

Deferred tax liabilities are offset against deferred tax assets if the requirements of SFAS 109 are met. An amount of approximately EUR 5.9 million of the deferred tax assets as included in the net balance as of December 31, 2004 will reverse within one year. Deferred tax liabilities used for offsetting purposes at December 31, 2004 and 2003 mainly relate to the difference between amortization periods used for tax purposes and those used for accounting for the Company's intangible assets in the United States. An amount of EUR 23.8 million of total deferred tax liabilities as of December 31, 2004 will reverse after 5 years.

Income tax

The statutory tax rate in the Netherlands is 34.5%. A reconciliation between the statutory tax rate in the Netherlands and the consolidated effective tax rate for the years ended December 31, 2004, 2003 and 2002 from continuing operations is presented in the table below:

                                                    --------------------------------------
                                                           2004        2003          2002
                                                    --------------------------------------
                                                                     Expense / (benefit)
------------------------------------------------------------------------------------------
Statutory tax rate in the Netherlands                      34.5%     (34.5%)         34.5%
------------------------------------------------------------------------------------------
Result of the group's finance entity                          -      (12.7%)        (5.5%)
------------------------------------------------------------------------------------------
Non taxable income                                        (6.6%)      (1.7%)        (2.2%)
------------------------------------------------------------------------------------------
Non-tax deductible costs                                   40.2%       18.7%          2.7%
------------------------------------------------------------------------------------------
Effect of foreign taxation                                 46.5%        5.2%         12.1%
------------------------------------------------------------------------------------------
Adjustment of prior year accruals                       (100.0%)          -             -
------------------------------------------------------------------------------------------
Tax benefits previously reported in accumulated
 other
comprehensive income                                     (14.1%)          -             -
------------------------------------------------------------------------------------------
Other                                                     (7.6%)      (1.4%)          0.4%
------------------------------------------------------------------------------------------
                                                          (7.1%)     (26.4%)         42.0%
----------------------------------------------------======================================

The percentages shown in the above table are strongly influenced by the level of pretax results.

In 2004, the impact of the Group's Dutch finance entity on the consolidated effective tax rate was nil, because as a result of the partial unwinding of its financing activities the entity's income was taxed at the full rate of Dutch corporate taxation. In previous years, the income of this finance entity attracted a reduced rate of corporate taxation. The activities of this finance entity have been reduced in anticipation of the end of a special fiscal regime applicable to the finance entity on December 31, 2007. This partial unwinding of financing activities also resulted in the recognition of a tax benefit of EUR
2.2 million, which is included in the total tax benefit of EUR 8.5 million described below. The positive impact of the finance entity in 2003 and 2002 reflects the Dutch fiscal regime then applicable to this Dutch entity.

The impact of non-tax deductible costs on the 2004 consolidated effective tax rate mainly relates to the non-tax deductible goodwill impairment charge relating to European trading activities, and to the non-tax deductible stock option expense recognized in the Consolidated Statement of Income. The impact of non-tax deductible costs in 2003 mainly relates to the non-tax deductible component of the NYSE/SEC settlement recognized in 2003 in the amount of EUR
18.1 million, and to the non-tax deductible stock option expense.

    Van der Moolen Holding N.V. - Notes to Consolidated Financial Statements


The majority of foreign pretax income is generated in the United States, specifically in the New York district. The applicable tax rate in this tax jurisdiction taking into account local taxation is approximately 47%. The impact of foreign taxation in 2004 reflects the aggregate impact of relatively higher tax-deductible losses in low taxed jurisdictions and taxable income in high tax jurisdictions.

The provision for income taxes in 2004 includes a tax benefit of EUR 8.5 million. This tax benefit includes a non-recurring benefit of EUR 2.2 million arising as a consequence of the partial unwinding of the financing activities of the group's finance entity as described above. The non-recurring remainder of EUR 6.3 million principally arises as a result of the adjustment of amounts accrued in previous years as a result of final tax assessments issued by the tax authorities of the jurisdictions in which the group operates, the reassessment of applicable tax rates and management's assessment of residual tax liabilities.

As described in note 2 "Significant Accounting Policies - Foreign Currency Translation", the functional currency of Van der Moolen Holding N.V. and its finance entity was changed to the U.S. dollar with effect from January 1, 2004. For tax purposes, however, these entities have retained the euro as their measurement currency. The provision for income taxes in 2004 includes a benefit of EUR 1.2 million in relation to the change in functional currency. Had these entities not changed functional currency, this benefit would have been reported in Accumulated Other Comprehensive Income, a component of Shareholders' equity.

13. Notes payable

Notes payable at December 31, 2004 and 2003, including their final maturity date, are listed as follows:

                                                 ---------------------
                                                      December 31,
                                                 ---------------------
                                                    2004      2003
                                                 ---------------------
                                                   (in EUR millions)
                                                 ---------------------

----------------------------------------------------------------------
Notes payable, 5.10%, due March 25, 2004                  -       4.5
----------------------------------------------------------------------
Notes payable, 6.25%, due Jan. 28, 2010                 2.0       2.4
----------------------------------------------------------------------
Notes payable LOC, LLC                                  3.4         -
----------------------------------------------------------------------
                                                        5.4       6.9
-------------------------------------------------=====================

As of December 31, 2004 and 2003, an amount of EUR 1.7 million and EUR 2.0 million, respectively, is repayable after one year, of which EUR 0.5 million and EUR 0.8 million is due after more than five years.

Notes payable in relation to LOC, LLC were repaid in January 2005 as a result of a refinancing. A new loan was advanced by a commercial bank, and is repayable in four installments, with a final maturity date of January 13, 2009. This new loan bears interest at a rate per annum equal to the Federal Funds Effective Rate increased by 250 basis points.

    Van der Moolen Holding N.V. - Notes to Consolidated Financial Statements


14. Subordinated Notes

The subordinated notes at December 31, 2004 and 2003, including their final maturity date, are listed as follows:

                                                   -------------------
                                                        December 31,
                                                   -------------------
                                                      2004     2003
                                                   -------------------
                                                    (in EUR millions)

Subordinated notes, 5.66%, due Dec. 14, 2005             3.6      6.8
Subordinated notes, 8.00%, due Dec. 30, 2005             3.7      7.9
Subordinated notes, 7.54%, due August 3, 2008           47.6     51.5
Subordinated notes, 7.80%, due August 3, 2011           47.6     51.5
Subordinated notes, 7.11%, due March 1, 2008            29.3     31.7
Subordinated notes, 7.00% payable to minority
 members of VDM Specialists on October 31, 2005          0.8        -
                                                   -------------------
Subordinated notes, principal amounts outstanding      132.6    149.4
Fair value adjustment arising on qualifying fair
 value hedge                                             0.6     (0.4)
                                                   -------------------
                                                       133.2    149.0
                                                   ===================

Subordinated Notes as recognized in the Consolidated Statement of Financial Condition decreased by EUR 15.8 million from EUR 149.0 million at December 31, 2003 to EUR 133.2 million at December 31, 2004. This decrease reflects repayments of EUR 7.1 million and a decrease due to currency translation effects of EUR 10.6 million, partly offset by proceeds of EUR 0.9 million and a change in the fair value of qualifying fair value hedges of EUR 1.0 million.

Subordinated borrowings, excluding the 5.66% loan due December 14, 2005, are subordinated to claims of general creditors of the Company's subsidiary VDM Specialists. These subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule applicable to VDM Specialists. To the extent that such notes are required for VDM Specialists' continued compliance with minimum net capital requirements, they may not be repaid.

The following table presents the contractual repayment schedules for the subordinated notes:

                   5.66%       8.00%       7.11%       7.54%       7.80%         7.00%
(in EUR     Subordinated Subordinated Subordinated Subordinated Subordinated Subordinated
millions)          Note        Note        Note        Note        Note        Note        Total
       2005         3.6         3.7         7.3                                 0.8         15.4
       2006                                 7.3        15.9                                 23.2
       2007                                 7.3        15.9         9.5                     32.7
       2008                                 7.4        15.8         9.5                     32.7
       2009                                                         9.5                      9.5
       2010                                                         9.5                      9.5
       2011                                                         9.6                      9.6
           --------------------------------------------------------------------------------------
Total               3.6         3.7        29.3        47.6        47.6         0.8        132.6

The subordinated notes 8.00% due December 30, 2005, 7.11% due March 1, 2008, 7.54% due August 3, 2008 and the 7.80% due August 3, 2011 contain certain financial, reporting and other restrictive covenants. Financial covenants relate to, amongst others, compliance with regulatory minimum capital and net liquid asset requirements, Tangible Net Worth and Debt to Total Capitalization. If VDM Specialists ceases to be in compliance with a financial covenant, and the non-compliance is not waived by the holders of the subordinated notes, the entire debt balance becomes repayable within a period of 6 months.

    Van der Moolen Holding N.V. - Notes to Consolidated Financial Statements


In connection with its subordinated borrowings, the Company entered into interest rate swap agreements to convert all its fixed rate subordinated notes excluding the 5.66% note due December 14, 2005, the 8.00% note due December 30, 2005 and the 7.00% notes due October 31, 2005 into floating rate obligations based on U.S. London Interbank Offer Rate.

During the year ended December 31, 2004, the Company paid EUR 0.2 million in relation to the termination of its interest rate swap agreements (2003: received EUR 13.6 million) that were designated as fair value hedges of its subordinated notes. The Company subsequently entered into new interest rate swap agreements. The gains and losses on the termination of these interest rate swaps are amortized over the remaining life of the related subordinated notes. At December 31, 2004, the fair value of the interest rate swaps is EUR 0.6 million (December 31, 2003: EUR 0.4 million negative), which is also reflected as an adjustment to the carrying value of subordinated notes in accordance with the requirement of SFAS 133. The weighted average effective interest rate for the year ended December 31, 2004 on these subordinated borrowings after hedging activities is 3.8% (2003: 3.9%). This percentage includes the net payments/benefits of the interest rate swaps and the amortization of the deferred gain on the terminated swaps.

15. Pension and Other Postretirement Benefit Plans

The Company has employee pension plans in Germany, the United States and the Netherlands. The German subsidiary has a defined contribution plan in place for management team members as well as certain employees. The annual contribution under this plan during the years ended December 31, 2004, 2003 and 2002 was EUR 28,893, EUR 36,198, and EUR 40,143, respectively. In the United States, the Company sponsors a 401(k) plan covering all eligible full-time employees. Under certain circumstances prescribed by law, the Company may be required to make contributions to this plan. There were no contributions made to the plan during the year ended December 31, 2004 (for the years ended December 31, 2003 and 2002 the contribution was EUR 33,678 and EUR 595,251, respectively). In the Netherlands, both contributory and non-contributory defined-benefit pension plans exist, covering substantially all employees, including members of the executive board. Plan benefits are based on years of service and compensation levels at the time of retirement. The Dutch plan is a defined benefit final average pay plan. These pension plans and their respective costs are determined using the projected unit credit method in accordance with U.S. GAAP as defined by SFAS No. 87, "Employers'Accounting for Pensions".

The Company uses a December 31 measurement date for its plans.

The change in the projected benefit obligations is as follows:


                                            --------------------------
                                                2004         2003
                                            --------------------------
                                                (in EUR millions)

Projected benefit obligation at January 1    EUR   (18.3)  EUR  (14.0)
Service cost                                        (0.3)        (0.4)
Interest cost                                       (0.9)        (0.8)
Prior service cost                                     -            -
Actuarial gains/(losses)                            (0.2)        (3.8)
Benefits paid                                        0.7          0.7
                                               ----------   ----------
Projected benefit obligation at December 31  EUR   (19.0) EUR   (18.3)
                                               ==========   ==========

The change in plan assets is as follows:

                                              ------------------------
                                                  2004        2003
                                              ------------------------
                                                  (in EUR millions)

Fair value of plan assets at January 1        EUR    21.6 EUR    19.0
Actual return on plan assets                          0.3         2.8
Employer contributions                                0.6         0.5
Benefits paid                                        (0.7)       (0.7)
                                                 ---------    --------
Fair value of plan assets at December 31      EUR    21.8 EUR    21.6
                                                 =========    ========

    Van der Moolen Holding N.V. - Notes to Consolidated Financial Statements


The funded status of all defined benefit pension plans based on the projected benefit obligation is as follows:


                                             -------------------------
                                                     December 31,
                                             -------------------------
                                                 2004         2003
                                             -------------------------
                                                  (in EUR millions)

Funded status                                EUR     2.8  EUR     3.3
Unrecognized net transition cost                       -            -
Unrecognized net actuarial loss (gain)               4.6          3.8
                                                 --------     --------
Prepaid benefit cost                         EUR     7.4  EUR     7.1
                                                 ========     ========


Components of net periodic pension cost for all defined benefit plans recorded under employee compensation and benefits in the consolidated statements of income are as follows:

                                      --------------------------------
                                          2004        2003       2002
                                      --------------------------------
                                               (in EUR millions)

Service cost                          EUR (0.3)  EUR  (0.4) EUR  (0.4)
Interest cost                             (0.9)       (0.8)      (0.9)
Expected return on plan assets             1.0         1.1        1.5
Amortization of transition cost              -         0.6        0.6
Prior service cost                           -           -       (0.5)
Amortization of gains/(losses)            (0.1)          -          -
Other costs                               (0.2)       (0.1)      (0.2)
                                         ------     -------   --------
Net periodic pension (cost)/benefit   EUR (0.5) EUR    0.4 EUR    0.1
                                         ======     =======   ========

Weighted average actuarial assumptions for the Company's defined benefit pension plans are as follows:

                                       -------------------------------
                                                December 31,
                                       -------------------------------
                                           2004       2003     2002
                                       -------------------------------
Discount rate                              4.75%      5.00%    5.50%
Rate of compensation increase              1.50%      2.00%    3.00%
Expected rate of return on plan assets     4.00%      5.00%    5.50%
Rate of benefit increase                   3.00%      3.50%    3.50%

The Company's Dutch collective schemes are insured with insurance companies in the Netherlands. The insurance companies guarantee a rate of return of approximately 4% on the actuarial reserve. The actual rate of return on investments normally exceeds the guaranteed rate of return described above; the excess is called interest profit and the Company is entitled to a share of the interest profit. The actual rate of return on investments is based on the yield on certain state debentures in the Netherlands. Because of the nature of these insurance contracts, there are no separate asset and investment policies.

The accumulated benefit obligation amounts to EUR 18.7 million as of December 31, 2004 (December 31, 2003: EUR 17.6 million).

The Company expects to contribute EUR 0.7 million to its pension plans in the Netherlands in the year ending December 31, 2005.

    Van der Moolen Holding N.V. - Notes to Consolidated Financial Statements


The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

                                           ---------------------------
                                                Pension benefits
                                           ---------------------------
                                               (in EUR millions)
                                           ---------------------------
2005                                                         EUR  0.7
2006                                                              0.9
2007                                                              0.9
2008                                                              0.9
2009                                                              0.8
Years 2010-2014                                                   4.3

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

As of December 31, 2004, the Company had repurchased 102,182 common shares for an amount of EUR 2.4 million to cover its obligations under the stock option plan (December 31, 2003: 882,182 shares for an amount of EUR 8.1 million). These shares carry no voting or dividend rights.

The cumulative financing preferred A shares have a cumulative dividend that is calculated on the basis of a percentage equal to the average effective yield on three government bonds, the remaining term of which to the extent possible equals 10 years, increased by 100 basis points to be rounded up to whole cents. The profit basis of the cumulative financing preferred A shares is equal to the issuance rate of the cumulative financing preferred A shares issued on January 16, 1997, being EUR 40.21 per share.

The cumulative financing preferred B shares have a cumulative dividend that is calculated on the basis of a percentage equal to the calculated average, over the last five stock exchange days prior to the day of payment, of the effective yield on government bonds with a (remaining) term of 6 to 7 years and 7 to 8 years (as calculated by the Centraal Bureau voor de Statistiek and published in the Officiele Prijscourant of Euronext Amsterdam) increased by 175 basis points, rounded up to whole cents, and being distributed in cash. The profit basis is equal to the issuance rate of EUR 104.37 per share.

On May 1, 2001, Van der Moolen Holding N.V. amended its articles of association to provide for the future issuance of preferred shares to a foundation called Stichting Van der Moolen Holding ("Stichting"). The Stichting's object is to safeguard the interests of Van der Moolen Holding N.V. and its subsidiaries in the event of, for instance, a hostile takeover, by acquiring and managing the preferred shares of Van der Moolen Holding N.V. and by exercising the rights attaching to those shares, in particular the voting rights.

Van der Moolen Holding N.V. entered into an agreement with the Stichting pursuant to which the Stichting has been granted a call option right allowing it to acquire up to the number of preferred shares of which the aggregate par value is equal to the aggregate par value of the total number of common and cumulative financing preferred shares of Van der Moolen Holding N.V. outstanding.

See Note 26 "Subsequent events" for details in respect of dividends declared over the year 2004.

    Van der Moolen Holding N.V. - Notes to Consolidated Financial Statements


17. Related Party Transactions

On December 31, 2004 Fortis Utrecht NV held a 6.4% ownership interest in the Company (December 31, 2003: 7.4%). Affiliates of this entity also act as a clearing organization for the Company. These services are provided on an arm's length basis.

During 2004 and 2003, Mr. James Cleaver, Jr, a member of the Executive
Board, held a 1.0% partnership interest in VDM Specialists. This interest was relinquished in December 2004, when Mr. Cleaver retired. The profit share relating to this partnership interest in VDM Specialists (including interest on capital balances) for the years ended December 31, 2004 and 2003 amounted to EUR
0.3 million and EUR 0.1 million, respectively. Further, the Group leases a seat from Mr. Cleaver, for which he received payments of EUR 0.2 million in 2004 (2003: EUR 0.3 million).

The Company is required to pay minority members of VDM Specialists a fee relating to exchange memberships contributed for use. This fee is based on the market value of the exchange memberships and amounted to EUR 1.0 million during 2004, EUR 2.8 million during 2003 and EUR 4.9 million during 2002. These amounts are included in Interest expense.

The Company further leases additional exchange memberships from certain employees and minority members of VDM Specialists through operational lease agreements. The leases are based on NYSE published lease rates at the date of the renewal and amounted to EUR 2.3 million, EUR 2.5 million in 2003 and EUR 2.0 million in 2002. These amounts are included in Lease of exchange memberships.

See Note 14 "Subordinated Notes" for subordinated borrowings granted by minority members of VDM Specialists.

See Note 23 "Commitments and Contingent Liabilities" for guarantees issued in relation to related parties.

18. Stock Option Plans

On December 1, 1996, the stock option plan became effective after adoption by the Supervisory Board of the Company. At the beginning of 2003, the Company closed the plan and announced that no further options would be granted. The stock option plan provided for the grant of incentive stock options to certain directors and employees. Each option is exercisable into one common share.

The Company has stock option plans in the Netherlands, the United Kingdom, the United States and Germany. In 2001 and 2002, stock options were granted under each plan with an exercise price equal to or higher than the market value of the underlying stock. These options granted were immediately exercisable, with the exception of the options granted to employees of Van der Moolen Equities Ltd, which may not be exercised for a period of three years from the date of grant. Also, the Company has granted certain options in the past, which could not be exercised for a period of up to four years from the date of grant. The exercise period of the options at the date of the grant ranges from four to ten years.

If employees cease to be employed by the Company, their unexercised options are generally cancelled. Furthermore, any options exercised are subject to a forfeiture period of three years during which the relevant employee must remain employed with the Company or forfeit 80% of any benefits derived from the exercise of the options, less taxation if any. Any exceptions to this policy must be approved by the Executive Board.

New shares may be issued or shares may be repurchased to meet the obligations arising from the exercise of employee options. In 2002, granting of new employee options was limited to a maximum of 1% of the issued share capital on the date of the grant (prior years: 2%).

    Van der Moolen Holding N.V. - Notes to Consolidated Financial Statements


The following table summarizes the option activity for the year ended December 31, 2004:


                                                         Weighted
                                                         Average                  Weighted
                                             Weighted    Remaining                Average
                                             Average     Contractual Range of     Fair Value
                                             Exercise    Life in     Exercise     at
                                  Options    Price       Years       Prices       Grant Date
                                ---------------------------------------------------------------

Outstanding at January 1, 2004   236,125   EUR   16.61     1.35  EUR 16.17-20.95  EUR  4.76


Outstanding at January 1, 2004   310,375   EUR   21.07     3.96  EUR 21.00-24.79  EUR  7.11


Outstanding at January 1, 2004 1,302,580   EUR   30.98     2.24  EUR 27.30-35.22  EUR  7.28

Expired                         (213,625)  EUR   16.65        -  EUR 16.17-20.80  EUR  4.77

Expired                         (177,630)  EUR   33.81        -  EUR 33.81        EUR  6.89

Forfeited                        (60,170)  EUR   21.13     2.96  EUR 21.00-24.79  EUR  7.10

Forfeited                       (288,750)  EUR   29.82     1.50  EUR 27.30-35.22  EUR  7.26
                                ---------------------------------------------------------------
Outstanding at December 31, 2004  22,500   EUR   16.17     4.92  EUR 16.17        EUR  4.63

Outstanding at December 31, 2004 250,205   EUR   21.06     2.96  EUR 21.00-24.79  EUR  7.12

Outstanding at December 31, 2004 836,200   EUR   30.78     1.42  EUR 27.30-35.22  EUR  7.37
                                ---------------------------------------------------------------
Total outstanding at December
 31, 2004                      1,108,905   EUR   28.29     1.84  EUR 16.17-35.22  EUR  7.26
                                ===============================================================

Exercisable options            1,086,030   EUR   28.44     1.82  EUR 16.17-35.22  EUR  7.26
                                ===============================================================

The following table summarizes the option activity for the year ended December 31, 2003:



                                                         Weighted
                                                         Average                  Weighted
                                             Weighted    Remaining                Average
                                             Average     Contractual Range of     Fair Value
                                             Exercise    Life in     Exercise     at
                                  Options    Price       Years       Prices       Grant Date
                                ---------------------------------------------------------------


Outstanding at January 1, 2003   350,575   EUR   17.09     1.89  EUR 16.17-20.95  EUR  4.17

Outstanding at January 1, 2003   358,750   EUR   21.06     4.96  EUR 21.00-24.79  EUR  7.12

Outstanding at January 1, 2003 1,599,280   EUR   31.17     3.22  EUR 27.30-35.22  EUR  7.32

Expired                         (110,250)  EUR   18.16        -  EUR 18.11-18.17  EUR  4.61

Forfeited                        (52,575)  EUR   20.61     3.72  EUR 16.17-21.00  EUR  6.93

Forfeited                       (296,700)  EUR   31.99     2.13  EUR 27.30-35.22  EUR  7.49
                                ---------------------------------------------------------------
Outstanding at December 31, 2003 236,125   EUR   16.61     1.35  EUR 16.17-20.95  EUR  4.76

Outstanding at December 31, 2003 310,375   EUR   21.07     3.96  EUR 21.00-24.79  EUR  7.11

Outstanding at December 31,
 2003                          1,302,580   EUR   30.98     2.24  EUR 27.30-35.22  EUR  7.28
                                ---------------------------------------------------------------
Total outstanding at December
 31, 2003                      1,849,080   EUR   27.48     2.41  EUR 16.17-35.22  EUR  6.93
                               ================================================================

Exercisable options            1,789,955   EUR   27.51     2.38  EUR 16.17-35.22  EUR  6.91
                               ================================================================

    Van der Moolen Holding N.V. - Notes to Consolidated Financial Statements


The following table summarizes the option activity for the year ended December 31, 2002:
-0-
*T


                                                         Weighted
                                                         Average                  Weighted
                                             Weighted    Remaining                Average
                                             Average     Contractual Range of     Fair Value
                                             Exercise    Life in     Exercise     at
                                  Options    Price       Years       Prices       Grant Date
                                ---------------------------------------------------------------

Outstanding at January 1, 2002    21,929   EUR    7.15     0.48  EUR   6.63-8.62  EUR  1.85

Outstanding at January 1, 2002   458,700   EUR   17.26     2.71  EUR 16.17-20.95  EUR  4.70

Outstanding at January 1, 2002 1,646,251   EUR   31.17     4.19  EUR 27.30-35.22  EUR  7.32

Granted                          358,750   EUR   21.06     4.96  EUR 21.00-24.79  EUR  7.12

Exercised                        (21,929)  EUR    7.15     0.23  EUR   6.63-8.62  EUR  1.85

Exercised                       (106,925)  EUR   17.80     1.76  EUR 16.17-20.95  EUR  4.66

Exercised                         (3,000)  EUR   30.18     3.58  EUR 27.30-35.22  EUR  7.89

Forfeited                         (1,200)  EUR   18.11     1.58  EUR 16.17-20.95  EUR  4.12

Forfeited                        (43,971)  EUR   31.35     2.82  EUR 27.30-35.22  EUR  7.40
                                ---------------------------------------------------------------
Outstanding at December 31, 2002 350,575   EUR   17.09     1.89  EUR 16.17-20.95  EUR  4.17

Outstanding at December 31, 2002 358,750   EUR   21.06     4.96  EUR 21.00-24.79  EUR  7.12

Outstanding at December 31,
 2002                          1,599,280   EUR   31.17     3.22  EUR 27.30-35.22  EUR  7.32
                                ---------------------------------------------------------------
Total outstanding at December
 31, 2002                      2,308,605   EUR   27.46     3.29  EUR 16.17-35.22  EUR  6.89
                                ===============================================================

Exercisable options            2,221,605   EUR   27.46     3.26  EUR 16.17-35.22  EUR  6.86
                                ===============================================================

The premium paid by Messrs Bottcher and Dorjee, members of the Executive
Board, for options granted to them in 2002 of EUR 86,000 each has, with the approval of the Remuneration Committee, been repaid to them, in conformity with the new employment contracts they obtained in 2003. This is in line with the Company's former policy to grant options free of payments to employees. For the years ended December 31, 2004, 2003 and 2002, the Company recognized a stock option expense of EUR 0.5 million, EUR 4.7 million and EUR 5.5 million, respectively.

The fair value of the options granted is calculated on the date of the grant using the Black-Scholes option-pricing model. No stock options were granted during 2003 and 2004. The weighted average assumptions used for grants made in 2002 are as follows:

                                                          ------------
                                                                  2002
                                                          ------------
Dividend yield                                                    3.5%
Expected volatility                                                50%
Risk-free interest rate                                          3.60%
Expected option life                                           3 years
                                                          ------------

19. Earnings (loss) Per Share

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

For purposes of calculating (diluted) earnings (loss) per share, net income
(loss) attributable to common shares is adjusted for the dividend on financing preferred shares. During the years under review, the Company had one category of dilutive potential common shares: shares issuable on exercise of share options granted to employees.

    Van der Moolen Holding N.V. - Notes to Consolidated Financial Statements


For the share options granted to employees, a calculation is performed to determine the number of shares that could have been issued at market price (determined as the average annual share price of the Company's shares). This calculation serves to determine the "unpurchased shares" to be added to the ordinary shares outstanding for the purposes of computing the dilution. For the year ended December 31, 2004 and 2003, all the share options granted to employees were out-of-the-money and hence there was no dilution during these years.

                                                                              ------------------------------------------
                                                                                       Year ended December 31,
                                                                              ------------------------------------------
                                                                                       2004          2003          2002
                                                                              ------------------------------------------
                                                                                 (in EUR millions, except per share data)
Basic Earnings (loss) per Share:
Net (loss)/income                                                             EUR      (9.0)EUR     (58.6)EUR      30.1
Less: Financing preferred shares dividends                                             (2.9)            -          (2.9)
                                                                                 -----------   -----------   -----------
Net (loss)/income attributable to common shareholders                         EUR     (11.9)EUR     (58.6)EUR      27.2
                                                                                 ===========   ===========   ===========

Weighted average number of common shares in issue                                38,078,411    37,797,329    38,388,043
Basic (loss)/earnings per share                                               EUR     (0.31)EUR     (1.55)EUR      0.71
Of which related to discontinued operations                                   EUR     (0.47)EUR     (0.65)EUR     (0.87)
Basic earnings/(loss) per share from continuing operations                    EUR      0.16 EUR     (0.90)EUR      1.58

Diluted Earnings (loss) per Share:
Net (loss)/income attributable to common shareholders                         EUR     (11.9)EUR     (58.6)EUR      27.2

Weighted average number of common shares in issue                                38,078,411    37,797,329    38,388,043
Dilutive effect of stock options                                                          -             -       137,847
                                                                                 -----------   -----------   -----------
Diluted weighted average number of common shares outstanding                     38,078,411    37,797,329    38,525,890
                                                                                 ===========   ===========   ===========

Diluted (loss)/earnings per share                                             EUR     (0.31)EUR     (1.55)EUR      0.71
Of which related to discontinued operations                                   EUR     (0.47)EUR     (0.65)EUR     (0.87)
Diluted earnings/(loss) per share from continuing operations                  EUR      0.16 EUR     (0.90)EUR      1.58

20. Segmental Information

In 2004, the Company has three main segments: VDM Specialists, European
Trading and Holding and Unallocated. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on the income from operations before amortization and impairment of intangible assets, tax and finance charges by segments and by the underlying business units comprising these segments. Financial information is reviewed by each subsidiary on a monthly basis. In 2004, 2003 and 2002, the only subsidiary representing more than 10% of the revenues of the Company was VDM Specialists.

    Van der Moolen Holding N.V. - Notes to Consolidated Financial Statements


The following table summarizes segment information for the year ended
December 31, 2004 (excluding discontinued operations, which is presented in Note
3):

                                               --------------------------------------------
                                                   VDM     European  Holding and
                                                Specialists Trading  unallocated  Total
                                               --------------------------------------------
                                                            (in EUR millions)
                                               --------------------------------------------
Revenues
Specialist activities                         EUR  71.1    EUR    -  EUR       - EUR   71.1
Proprietary trading/ market making activities       1.0        22.4            -       23.4
Commissions                                        23.9         0.7            -       24.6
Net income from stocklending activities             3.6           -            -        3.6
                                               --------------------------------------------

  Total                                        EUR 99.6    EUR 23.1  EUR       - EUR  122.7
                                               ============================================
Corporate costs (excluding amortization and
 impairment of intangible fixed assets)        EUR 56.0    EUR 21.3  EUR     5.5  EUR  82.8
Amortization and impairment of intangible fixed
 assets 1)                                          5.9         8.2            -       14.1
Impairment of other assets                          2.2           -          3.4        5.6
Income/ (loss) from continuing operations          35.5        (6.4)        (8.9)      20.2
Segment assets (excluding held-for-sale assets) 1,093.9       157.7         83.8    1,335.4
Segment goodwill                                   45.8         1.8            -       47.6
Segment other intangibles                         187.2           -            -      187.2
Additions to long-lived assets                      0.3         0.5          0.3        1.1

1) Impairment of intangible assets amounting to EUR 8.2 million relates to European Trading.

The following table summarizes segment information for the year ended
December 31, 2003 (excluding discontinued operations, which is detailed in Note
3):

                                               --------------------------------------------
                                                   VDM     European  Holding and
                                                Specialists Trading  unallocated  Total
                                               --------------------------------------------
                                                            (in EUR millions)
                                               --------------------------------------------

Revenues
Specialist activities                         EUR 100.8    EUR    -   EUR      -  EUR 100.8
Proprietary trading/ market making activities       1.7        23.0            -       24.7
Commissions                                        27.2         0.9            -       28.1
Net income from stock lending activities            3.4           -            -        3.4
                                               --------------------------------------------
  Total                                       EUR 133.1    EUR 23.9   EUR      -  EUR 157.0
                                               ============================================
Corporate costs (excluding amortization and
 impairment of intangible fixed assets) 1)    EUR 112.6    EUR 20.1   EUR   10.6  EUR 143.3
Amortization and impairment of intangible fixed
 assets 2)                                         34.1        21.5            -       55.6
Loss from continuing operations                   (13.6)      (17.7)       (10.6)     (41.9)
Segment assets (excluding held-for-sale assets) 2,011.3       206.9        175.1    2,393.3
Segment goodwill                                   49.4        10.0            -       59.4
Segment other intangibles                         208.1           -            -      208.1
Additions to long-lived assets                      1.0         0.4          0.4        1.8

1) Corporate costs of VDM Specialists include EUR 45.7 million in respect of the NYSE/SEC settlement; See Note 24.

2) Impairment of intangible assets amounting to EUR 27.7 million relate to VDM Specialists and EUR 21.5 million relates to European Trading.

    Van der Moolen Holding N.V. - Notes to Consolidated Financial Statements


The following table summarizes segment information for the year ended
December 31, 2002 (excluding discontinued operations, which is detailed in Note
3):


                                               --------------------------------------------
                                                   VDM     European  Holding and
                                                Specialists Trading  unallocated  Total
                                               --------------------------------------------
                                                            (in EUR millions)
                                               --------------------------------------------

Revenues
Specialist activities                         EUR 227.0  EUR      -  EUR       - EUR  227.0
Proprietary trading / market making activities      2.1        47.5            -       49.6
Commissions                                        33.4         1.6            -       35.0
Net income from stock lending activities            4.2           -            -        4.2
                                               --------------------------------------------

  Total                                       EUR 266.7  EUR   49.1 EUR        - EUR  315.8
                                               ============================================
Corporate costs (excluding amortization and
 impairment of intangible fixed assets)       EUR 101.3  EUR   37.0 EUR     17.3 EUR  155.6
Amortization of intangible fixed assets             7.3           -            -        7.3
Income/ (loss) from continuing operations         158.1        12.1        (17.3)     152.9
Segment assets (excluding held-for-sale assets) 1,807.8       348.7        231.2    2,387.7
Segment goodwill                                   92.9        31.4            -      124.3
Segment other intangibles                         257.6           -            -      257.6
Additions to long-lived assets                     40.8         0.8          1.2       42.8

Enterprise Wide Disclosures

Revenues from continuing operations attributed to the Company's country of domicile (the Netherlands) and to the other countries in which the Company's subsidiaries operate are as follows:

                           -------------------------------------------
                                 2004          2003           2002
                           -------------------------------------------
                                       (in EUR millions)
                           -------------------------------------------

United States              EUR      99.6  EUR    133.1  EUR     266.7
The Netherlands                     10.6          11.8           29.7
Germany                              7.0           7.5           11.0
United Kingdom                       5.5           4.6            8.4
                           -------------------------------------------
Total revenues             EUR      122.7 EUR    157.0  EUR     315.8
                           ===========================================

The Company's assets mainly comprise assets in the United States of America.

21. Fair Value of Financial Instruments

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

    Van der Moolen Holding N.V. - Notes to Consolidated Financial Statements


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

22. Derivatives and Risk Management

The Company enters into interest rate and foreign exchange derivative contracts in connection with its balance sheet management activities, which involve the management of interest rate and foreign exchange rate risk, and trading activities. These derivative contracts involve, to varying degrees, credit risk and market risk. Market risk is the risk that a change in the level of one or more market factors, such as interest rates, indices, volatilities, correlations, or other factors will result in losses for a specified position or portfolio. Credit risk represents the loss that the Company would incur if a counterparty fails to perform its contractual obligation to the Company. In managing derivative credit risk, both the current exposure, which is the replacement cost of contracts on the measurement date, as well as an estimate of the potential change in value of contracts over their remaining lives are considered. Where applicable, to minimize credit risk, the Company enters into legally enforceable netting arrangements, which reduce risk by permitting the settlement and netting of transactions with the same counterparty upon occurrence of certain events. All option trading is conducted on recognized exchanges. With respect to the Company's option trading activities, the Company's clearing brokers, through industry clearing organizations, act as the counterparty and therefore bear the risk of delivery to and from counterparties. Derivative contracts are reported on a net-by-counterparty basis on the Company's Consolidated Statements of Financial Condition where it is determined a legal right of setoff exists under an enforceable netting agreement.

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

The Company's qualifying fair value hedges relate to interest rate swaps used to modify exposure to interest rate risk by converting fixed rate debt into a floating rate. All changes in the fair value of the derivative and changes in the fair value of the hedged item have been included in earnings consistent with the classification of the hedged transaction, in Net interest expense. The fair value of interest rate swaps designated as qualifying fair value hedges, determined in accordance with the Company's netting policy, was EUR 0.6 million at December 31, 2004 (December 31, 2003: EUR 0.4 million negative).

    Van der Moolen Holding N.V. - Notes to Consolidated Financial Statements


The Company is affected by a number of currency risks:

o the risks of currency gains or losses on monetary assets and liabilities denominated in currencies other than the functional currency of the entity concerned;

o the impact of exchange rate fluctuations on the translation of the income statements and balance sheets of entities for the purpose of presenting consolidated financial statements in euros; and

o the risk arising from trading positions denominated in any currency other than the functional currency of the trading unit holding those trading positions.

As described in Note 2, under Foreign Currency Translation, with effect January 1, 2004, Van der Moolen Holding N.V., its finance entity and its intermediate holding companies have adopted the U.S. dollar as their functional currency.

The following considerations will continue to determine our policy towards currency risks:

o mitigate the effect of currency fluctuations that will result in volatility in our net income, as reported under International Financial Reporting Standards;

o hedge cash in- and outflows in various currencies to mitigate their possible translation effect on our liquidity position; and

o changes in valuation that result from translation into our presentation currency will, in principle, not be hedged.

In addition, a number of our operating units run currency exposure risks in the normal course of their trading activities. These exposures are hedged when acquired.

Market risk is the risk that price changes could affect the value of the equity, option or bond positions that arise from normal trading activity. Market risk increases when markets move sharply and volatility increases. The management of market risk is primarily based at each of the Company's operating units, with central oversight, analysis and formation of risk policy based at the Company's headquarters. Except for VDM Specialists, the central risk control department establishes, in consultation with the Management Board and the management of the operating units, specific maximum risk levels to which the operating units must adhere, monitors compliance with those limits and reports the risk profile of the group directly to the Management Board on a daily basis. With respect to VDM Specialists, the first line of responsibility for risk management is with staff who are present on the floor of the New York Stock Exchange throughout trading hours.

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

Credit risk that could result from counterparties defaulting is limited for the Company's operations that operate on regulated exchanges, since the settlement risk is essentially transferred to recognized clearing organizations. Excess cash and cash equivalents are invested in short-term money market instruments. The Company minimizes the related credit risk by following strict policies governing its choice of counterparties.

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

    Van der Moolen Holding N.V. - Notes to Consolidated Financial Statements


23. Commitments and Contingent Liabilities

Regulatory Proceedings and Litigation

VDM Specialists

Specialist Trading Investigations

On March 30, 2004, we announced a settlement with the New York Stock Exchange and the SEC of charges resulting from an investigation of trading practices at several specialist firms, including VDM Specialists.

The settlement, which was agreed on the basis of no admission or denial, was entered into in connection with alleged violations of Section 11(b) of the Exchange Act, and rules promulgated under that Act concerning New York Stock Exchange specialist trading, including the requirement that a specialist maintain a fair and orderly market, and violations of Section 15(b)(4)(E) of the Exchange Act, including failure to supervise with respect to certain transactions in which one or more of our employees allegedly violated Section 10(b) of the Exchange Act including Rule 10b-5. Pursuant to the settlement, and without admitting or denying any wrongdoing, we announced that VDM Specialists would pay a total of $57.7 million in restitution to customers and civil penalties for certain trades that occurred during the five year period from 1999 to 2003. Of the total agreed restitution and civil penalties, $34.9 million represented restitution and $22.8 million represented civil penalties. The full amount of the restitution payment was paid within ten days of the date of settlement. We agreed with the SEC to pay the $22.8 million in civil penalties on an installment basis, with the first installment of $10.8 million made within ten days of the date of settlement and $2.0 million paid every three months thereafter until all penalties have been paid in full. At December 31, 2004, the remainder due was $6.0 million (EUR 4.4 million).
This amount is shown under accounts payable, accrued expenses and other liabilities in our Consolidated Statement of Financial Condition. It is our understanding that the four other largest New York Stock Exchange specialist firms also settled the investigation concerning their specialist trading activities during the 1999 to 2003 period. The SEC, New York Stock Exchange and the Department of Justice continue to investigate the conduct of certain present and former employees of VDM Specialists. On April 12, 2005, seven former employees of VDM Specialists were indicted for securities fraud and conspiracy to commit securities fraud. Also on April 12, 2005, the SEC commenced civil proceedings against these seven former employees of VDM Specialists, as well as another employee of VDM Specialists who was not indicted. The NYSE has also brought charges against these former employees of VDM Specialists.

In re New York Stock Exchange Specialists Securities Litigation

In the fourth quarter of 2003, four putative class action suits were filed with the U. S. District Court for the Southern District of New York against VDM Specialists and other New York Stock Exchange specialist firms. On March 11, 2004, a similar suit, which was brought by an individual plaintiff who was not alleging to represent a class, was filed in the U.S. District Court for the Southern District of New York. One of the class action suits and the individual suit also name the New York Stock Exchange and Van der Moolen Holding N.V. as defendants. Each of these five suits was filed on behalf of plaintiffs who allege that the defendants violated U.S. federal securities law by conducting improper trading activity to the detriment of pending customer orders.

The suits were filed on the grounds of the trading violations that were the subject of the New York Stock Exchange and SEC investigation mentioned above. The suits claim unspecified restitution and damages. On May 27, 2004, the U.S. District Court for the Southern District of New York entered an order consolidating the four class action suits and the individual action, appointing lead plaintiffs, and directing that a consolidated amended complaint be filed within 45 days, absent an agreement by the parties concerning the preliminary schedule.

The co-lead plaintiff filed an amended consolidated complaint on September
16, 2004 (In re NYSE Specialists Securities Litigation, No. 03-8264 (S.D.N.Y.)). On November 16, 2004, Van der Moolen Holding N.V., VDM Specialists and the other New York Stock Exchange specialist firms moved to dismiss the amended consolidated complaint. Plaintiffs' opposition to the motion was filed on January 26, 2005, and the defendants' reply was filed on March 8, 2005. The Court heard oral argument on the motion to dismiss on April 13, 2005. Neither VDM Specialists nor we have answered the complaints. Plaintiffs have also moved to modify the stay of discovery provided by the Private Securities Litigation Reform Act of 1995, and the defendants have opposed that motion. On November 17, 2004, the Court heard oral argument, but has not ruled on the motion to modify the stay. The outcome or a range of outcomes of this litigation cannot be predicted at this time.

    Van der Moolen Holding N.V. - Notes to Consolidated Financial Statements


In re Van der Moolen Holding N.V. Securities Litigation

On October 20, 2003, a plaintiff, who purported to represent holders of our ADRs, filed a class action suit on their behalf in the U.S. District Court for the Southern District of New York against Van der Moolen Holding N.V. and the members of our executive board during the relevant periods. The plaintiff alleges that Van der Moolen Holding N.V. violated U.S. federal securities law through an alleged failure to disclose in a timely and public manner details of the New York Stock Exchange and SEC investigation into improper New York Stock Exchange specialist trading activity. The plaintiff is seeking unspecified restitution and damages.

On April 14, 2004, the Court entered an order designating co-lead plaintiffs. Co-lead plaintiffs filed an amended complaint on July 9, 2004. On September 14, 2004, co-lead plaintiffs filed a Second Amended and Consolidated Class Action Complaint (In re Van der Moolen Holding N.V. Securities Litigation, No. 03-8284 (S.D.N.Y.)). VDM Specialists was also named a defendant in the Second Amended and Consolidated Class Action Complaint. Van der Moolen Holding N.V., VDM Specialists and the individual defendants moved to dismiss the complaint on November 22, 2004. Plaintiffs responded to that motion on January 22, 2005, and the defendants filed memoranda in reply on February 22, 2005. Oral argument on the motion to dismiss occurred on March 30, 2005. None of the defendants to this action have answered the Second Amended and Consolidated Class Action Complaint. The outcome or a range of outcomes of this litigation cannot be predicted at this time.

Posner

On December 4, 2003, Michael Posner, a plaintiff claiming to sue on behalf of the general public of the state of California filed a lawsuit against VDM Specialists, its chief executive officer and other New York Stock Exchange specialist firms in the Superior Court of the State of California, County of Los Angeles. The complaint alleges that the defendants violated the California Business and Professional Code by engaging in improper trading activity that amounted to unfair business practices. The suit claims unspecified restitution and damages. On February 27, 2004, the defendants served with process removed the action to the U.S. District Court for the Central District of California. On May 10, 2004, the action was transferred to the U.S. District Court for the Southern District of New York. On December 1, 2004 plaintiff consented to dismiss this action, and a notice of dismissal was entered by the Court on December 20, 2004.

Other

In December 2003, an NASD arbitration proceeding, entitled Margaret Ann
Furman Individually and for Ashley B. Furman, and for the Estate of Samuel E. Furman v. Robert Fagenson, Fagenson & Co., Inc. and VDM Specialists (NASD Case No. 03-08145) was commenced by a former customer of Fagenson & Company and VDM Specialists (approximately September 1, 2001 to March 30, 2002), alleging unsuitability, breach of contract, violation of fiduciary duties, common law fraud and deceit and gross negligence. The claimant seeks compensatory damages of approximately USD $1,450,000, plus reimbursement of commissions, punitive damages, costs and attorneys' fees. VDM Specialists believes it has meritorious defenses to the asserted claims. It is too early to predict the probable outcome or range of outcomes of this arbitration, or to reasonable estimate any potential loss associated with this matter.

On February 22, 2005, the New York Stock Exchange advised VDM Specialists that it is conducting an investigation into the possibility that (i) employees of VDM Specialists submitted or caused to be submitted, misleading or inaccurate Floor Official approvals during the period from September 2002 through August 2003, and (ii) VDM Specialists and/or certain supervisory employees may have failed to discharge their responsibility in supervising the firm's floor employees. The outcome or a range of outcomes of this investigation cannot be predicted at this time.

In 2004, VDM Specialists incurred EUR 3.8 million in legal fees in relation to regulatory proceedings and litigation (2003: EUR 1.3 million).

Pursuant to Section 5.5 of its operating agreement with minority members, VDM Specialists is required to advance funds for actual litigation expenses incurred by various present and former members in connection with these litigation and regulatory inquiries. All such advances have been recognized as expenses in the Consolidated Statement of Income. In 2004, an expense of approximately EUR 1.3 million was recognized (2003: nil).

    Van der Moolen Holding N.V. - Notes to Consolidated Financial Statements


Stock Lending

In late 2004, the New York Stock Exchange requested documents and interviews with certain employees of VDM Specialists' stock lending department. On January 14, 2005, VDM Specialists terminated two senior members of its stock lending department for violations of the firm's policies and their terms of employment. On February 11, 2005, we disclosed that the New York Stock Exchange was conducting an inquiry into broker-dealer stock lending practices, focusing on transactions involving finders, including transactions carried out by VDM Specialists' stock lending department. Also on February 11, 2005, based on the existence of this New York Stock Exchange inquiry and the results of VDM Specialists' own internal inquiry, Van der Moolen Holding N.V. announced that VDM Specialists was closing its stock lending business.

At the time when VDM Specialists closed its stock lending business, New York Stock Exchange rules did not expressly bar the payment of reasonable fees to legitimate finders of securities in connection with a member firm's stock lending activity, although certain broker-dealers had adopted policies prohibiting such payments. The outcome or range of outcomes of the New York Stock Exchange's inquiry into VDM Specialists' stock lending business cannot be predicted at this time, including any regulatory action that the New York Stock Exchange might take against VDM Specialists or present and former employees of VDM Specialists, and any employment-related litigation that might be brought against VDM Specialists by former employees of VDM Specialists' stock lending business.

The audit committee has reviewed the findings of the internal inquiries described above, and in the light of these findings and the steps taken by management is satisfied that appropriate remedial action has been taken.

The stock lending activities of VDM Specialists contributed EUR 0.6 million to 2004 net income (2003: EUR 0.6 million).

U.S. Option Business

Cohen, Duffy, McGowan, LLC has been informed by the American Stock
Exchange's Market Regulation Department that the exchange's Enforcement Division has initiated an investigation that may result in disciplinary actions. The investigation is focused on charges of possible violations of American Stock Exchange Rule 156(b) and Article V, Section 4(h), combined with possible violations of the exchange's limit order display rule during the period between June 3, 2002 and May 30, 2003. Further, on February 25, 2004, the American Stock Exchange Enforcement Division started an investigation in relation to alleged violations of the firm quote rule (American Stock Exchange Rule 958A). Further, the Department of Market Regulation of the Chicago Board Options Exchange requested written information from Van der Moolen Options USA, LLC relating to compliance with the Chicago Board Options Exchange's firm quote rule. On January 28, 2004, the SEC requested data from all U.S. option exchanges, including all those on which our option units acted as specialists or in a similar capacity, regarding the functioning and trading practices of specialists on those exchanges. It is possible that these requests have been lodged in advance of additional investigations into trading practices by the Chicago Board Options Exchange or the SEC. On May 11, 2004, the SEC requested financial information and information in respect of the compliance procedures of Cohen, Duffy, McGowan, LLC. Cohen, Duffy, McGowan, LLC was closed in December 2003 and we disposed of Van der Moolen Options USA, LLC in December 2004.

Last Atlantis Capital et al. vs Chicago Board Options Exchange et al.

On January 20, 2004, five entities who allege that they are purchasers and sellers of options commenced an action in the U.S. District Court for the Northern District of Illinois against four national securities exchanges (the American Stock Exchange, the Chicago Board Options Exchange, the Philadelphia Stock Exchange and the Pacific Stock Exchange) and 35 securities dealers who made markets in options, including Cohen, Duffy, McGowan, LLC and Van der Moolen Options USA, LLC, as well as Van der Moolen Holding N.V. Plaintiffs allege that our subsidiaries conspired with other defendants by allegedly failing to execute orders, cancelling orders and refusing to cancel orders for the purchase and sale of options. Plaintiffs allege violations of federal antitrust laws (Sections 1 of the Sherman Act and 4 and 16 of the Clayton Act), and securities laws (Section 10(b) of the Exchange Act and rule 10b-5 thereunder), breach of contract, common law fraud, breach of fiduciary duty, violations of an Illinois consumer fraud and deceptive business practices statute and tortuous interference with business. Injunctive relief and damages (including punitive damages) in an unspecified amount are sought. Cohen Duffy McGowan, LLC, Van der Moolen Options USA, LLC and Van der Moolen Holding were never served with the process in this action, and although named in the caption of the Complaint, there are no specific allegations in the complaint against either Van der Moolen Holding N.V. or Van der Moolen Options USA, LLC. Motions to dismiss were filed with the Court on June 14, 2004, and are pending. On March 30, 2005 the court granted the motion to dismiss. On May 9, 2005, the court denied the plaintiffs' motion for reconsideration except with respect to the federal securities count as to which the court gave plaintiffs leave to replead with particularity. No amended complaint has been served on either Cohen, Duffy, McGowan, LLC or Van der Moolen Options USA, LLC or on Van der Moolen Holding N.V. On January 28, 2005, counsel for plaintiffs in this action filed a virtually identical complaint with the U.S. District Court for the Southern District of Illinois. The new complaint has not been served on either Cohen Duffy McGowan, LLC or Van der Moolen Options USA, LLC, or on Van der Moolen Holding N.V.

    Van der Moolen Holding N.V. - Notes to Consolidated Financial Statements


On February 11, 2005, the Chicago Board Options Exchange sent a notice informing Van der Moolen Options USA, LLC that it had initiated an inquiry to determine whether Van der Moolen Options USA, LLC, in its capacity as Designated Primary Market-Maker on the Chicago Board Options Exchange or through its designee members, inter-positioned or traded ahead its principal account ahead of orders Van der Moolen Options USA, LLC represented as agent during the period from at least January 1999 through December 2004 in violation of Chicago Board of Options Exchange or SEC rules. The outcome of this investigation cannot be predicted at this time.

On January 26, 2004, the Chicago Board Options Exchange requested information related to Van der Moolen Options USA, LLC's order handling practices, in particular procedures relating to firm quotes and unexecuted orders that were marketable upon receipt. On June 15, 2004, Van der Moolen Options USA, LLC, neither admitting nor denying the alleged violations, settled this matter with the Chicago Board Options Exchange. Pursuant to the terms of the settlement, Van der Moolen Options USA, LLC made a payment in the amount of $20,000 to the Chicago Board Options Exchange.

On September 8, 2004, the Chicago Board Options Exchange advised Van der
Moolen Options USA, LLC that it had commenced an investigation into Van der Moolen Options USA, LLC's limit order practices, and on December 29, 2004, the Chicago Board Options Exchange advised Van der Moolen Options USA, LLC that it had commenced an investigation into the way that Van der Moolen Options USA, LLC had calculated its debt-equity ratio. Further on April 22, 2005 the Chicago Board Options Exchange advised that it started an investigation into possible quoting violations of Exchange Rules 8.7 and 8.85 by Van der Moolen Options USA, LLC for the Expiration Cycles from December 2003 through January 2005. Also, on December 21, 2004, the Philadelphia Stock Exchange advised Van der Moolen Options USA, LLC that it is conducting an investigation and fact-finding effort related to the order handling and trading activity by Van der Moolen Options USA, LLC for the period of February 2003 through September 2004, regarding compliance with Philadelphia Stock Exchange Rule 1082 ("Firm Quotations").

The outcome or range of outcome of these investigations in respect of our US Option business cannot be predicted at this time.

We believe that the claims asserted against us by the plaintiffs in the pending proceedings described under the paragraphs VDM Specialist and U.S. Option Business are without merit, and we deny all allegations of wrongdoing. With respect to the regulatory investigations described above, we believe that we have conducted our business operations in compliance with regulatory requirements and market practices. There can be no assurance, however, as to the outcome or timing of the resolution of these proceedings and investigations. The range of possible resolutions could include determiniations and judgments against us or settlements that could require substantial payments by us that could have a material adverse effect on our financial condition, results of operations and cash flows.

    Van der Moolen Holding N.V. - Notes to Consolidated Financial Statements


Credit facilities

On December 31, 2004, the Company had access to total credit lines of EUR
20.0 million, of which EUR 15.0 million is committed until December 29, 2005. At December 31, 2004, no amounts were drawn under these facilities. In 2004, the Company paid EUR 0.1 million (2003: EUR 0.2 million) in relation to commitment fees on credit facilities (most of which were cancelled in 2004).

Other commitments and contingencies

Van der Moolen Holding N.V. has issued a guarantee to a third party for a total amount of EUR 3.4 million (2003: EUR 3.8 million). These guarantees have been issued in relation to loans granted to LOC LLC, partners of which are (former) members and an employee of VDM Specialists in order to enable them to acquire seats on the New York Stock Exchange.

Van der Moolen Holding N.V. has issued a guarantee to third parties for a total amount of EUR 1.0 million in relation to a credit facility of Stichting Van der Moolen Holding. No amounts were drawn under this facility on December 31, 2004 (2003: nil).

Van der Moolen Holding N.V. is liable for the liabilities of its wholly owned Dutch subsidiaries, which arise from legal acts by these subsidiaries, pursuant to the statements that have been issued in accordance with section 2:403 of the Dutch Civil Code.

VDM Specialists has issued so-called 325(e) guarantees to the New York Stock Exchange in the total amount of EUR 4.3 million (2003: EUR 5.6 million).

Further, VDM Specialist USA, LLC has an outstanding guarantee of a member's loan for the purchase of a New York Stock Exchange seat in the amount of EUR 0.2 million (2003: EUR 0.6 million). This guarantee expired in January 2005.

In the ordinary course of its business, the Company indemnifies certain service providers, such as clearing and custody agents, trustees and administrators against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. In addition, the Company is a member of payment, clearing and settlement networks as well as securities exchanges that may require the Company to meet the obligations of such networks and exchanges in the event of member defaults. The Company is unable to develop an estimate of the maximum payout under these guarantees and indemnifications. However, management believes that it is unlikely the Company will have to make material payments under these arrangements, and no liabilities related to these guarantees and indemnifications have been recognized in the Consolidated Statement of Financial Condition as of December 31, 2004.

The Company and its subsidiaries have obligations under operating leases with initial non-cancelable terms in excess of one year. Minimum rental commitments under non-cancelable leases for 2005 and the succeeding four years and thereafter are as follows:

Year                                                 (in EUR millions)

2005                                                   EUR       1.3
2006                                                             1.2
2007                                                             0.8
2008                                                             0.8
2009                                                             0.8
Later years (final expiry date September 30, 2010)               0.5
                                                           ----------------
Total minimum lease payments                           EUR       5.4
                                                           ================

    Van der Moolen Holding N.V. - Notes to Consolidated Financial Statements


Certain leases contain renewal options and escalation clauses. Rental expense for the year ended December 31, 2004 from continuing operations amounted to EUR 1.3 million (2003: EUR 1.2 million; 2002: EUR 1.5 million).

24. Net Capital Requirements

VDM Specialists is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which specifies minimum net capital requirements. At December 31, 2004, VDM Specialists' net capital, as defined in SEC Rule 15c3-1, was EUR 178.4 million, which was EUR 178.2 million in excess of its net capital requirement.

The Company is also subject to capital requirements with respect to its subsidiaries in the Netherlands. The net capital requirements at December 31, 2004 for Van der Moolen Effecten Specialist and Van der Moolen Obligaties are EUR 0.73 million and EUR 0.73 million, respectively. For each of these companies, the net capital at December 31, 2004 exceeds requirements.

Van der Moolen Equities Limited has a net capital requirement at December
31, 2004 of EUR 0.73 million. The net capital at December 31, 2004 exceeds the requirement.

The Company's German subsidiary, Van der Moolen Trading has a net capital requirement at December 31, 2004 of EUR 6.8 million. Van der Moolen Trading's net capital at December 31, 2004 exceeds the requirement.

25. Net Liquid Assets Requirements

VDM Specialists is subject to New York Stock Exchange Rule 104.22, which specify minimum net liquid assets requirements. As of December 31, 2004, VDM Specialists' minimum net liquid asset requirement was EUR 178.0 million and its actual net liquid assets were EUR 184.9 million. In order to meet its net liquid asset requirement, VDM Specialists holds substantial cash balances which are included in cash and cash equivalents in the Consolidated Statement of Financial Condition.

26. Subsequent Events

On February 11, 2005, the Company announced the closure of the stocklending activities of VDM Specialists. These activities contributed approximately EUR
0.6 million to net income for the year ended December 31, 2004.

At the Annual General Meeting of shareholders on April 6, 2005, shareholders approved the declaration of a EUR 0.22 cash dividend or its approximate equivalent in shares. On April 22, 2005, 1,026,195 common shares of Van der Moolen Holding N.V. were issued in respect of the optional stock dividend. The cash outflow related to the dividend was EUR 3.2 million.

On May 27, 2005, the Company announced that it had signed a letter of intent to acquire a 100% interest in Curvalue Financial Services Group, a Dutch-incorporated broker-dealer in derivatives. This transaction is subject to the completion of due diligence and to regulatory approval. Assuming all necessary conditions are satisfied, the Company expects this acquisition will close in the third quarter of 2005. If the transaction proceeds, the Company has committed to making an initial payment of EUR 5 million plus 3,803,509 of its common shares. In addition, the consideration for the potential acquisition includes a contingent earn-out feature, potentially consisting of two additional payments approximately twelve and twenty-four months after the acquisition is closed. The first of these would be a maximum of EUR 10.4 million cash plus 1,920,964 Van der Moolen Holding N.V. common shares, and the second would be a maximum of EUR 10.4 million cash plus 1,920,964 Van der Moolen Holding N.V. common shares. The amounts of these additional payments will be dependent on Curvalue achieving specified earnings targets.

    Van der Moolen Holding N.V. - Notes to Consolidated Financial Statements


27. Parent Only Financial Statements

This note presents Schedule I information for the parent company only, using the equity method of accounting for consolidated subsidiaries. Parent only financial information is required if the restricted net assets (as defined in Rule 4-08(e) of Regulation S-X) of consolidated subsidiaries exceed 25% of total consolidated net assets. The restricted net assets of VDM Specialists exceed this percentage as a result of the net liquid asset requirement described in note 25. The restricted net assets of VDM Specialists amount to EUR 178.0 million at December 31, 2004, being 53.9% of consolidated net assets. There is no further specific restriction on the capacity of VDM Specialists to make profit distributions. The distribution of dividends by Van der Moolen Holding N.V., the parent company, out of retained earnings is restricted by Dutch Law. At December 31, 2004, freely distributable retained earnings amounted to EUR 18.3 million.

Van der Moolen Holding N.V. Parent Only Statements of Financial
Condition

                                                     As of December 31,
---------------------------------------------------------------------------
                                                    2004              2003
---------------------------------------------------------------------------
ASSETS                                                 (in EUR million)
---------------------------------------------------------------------------

---------------------------------------------------------------------------
Cash and cash equivalents              EUR          12.3     EUR       3.2
---------------------------------------------------------------------------
Receivable from group companies                      3.7               4.2
---------------------------------------------------------------------------
Loans receivable                                       -              11.9
---------------------------------------------------------------------------
Property and equipment, net                          0.8               1.0
---------------------------------------------------------------------------
Investments in subsidiaries using the equity
 method                                            373.5             441.0
---------------------------------------------------------------------------
Other assets                                         9.7              13.2
---------------------------------------------------------------------------
Total assets                           EUR         400.0   EUR       474.5
---------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
Liabilities:
--------------------------------------------------------------------------------
  Short-term borrowings                EUR          45.4    EUR      102.4
--------------------------------------------------------------------------------
  Payable to Group Companies                        11.2               1.5
--------------------------------------------------------------------------------
  Current taxes payable                              0.2               1.9
--------------------------------------------------------------------------------
  Accounts payable, accrued expenses, and other
   liabilities                                       4.8               4.1
--------------------------------------------------------------------------------
  Deferred tax liabilities, net                      2.4               2.8
--------------------------------------------------------------------------------
  Notes payable                                      2.0               6.9
--------------------------------------------------------------------------------
Subordinated borrowings:
--------------------------------------------------------------------------------
  Subordinated notes                                 3.6               6.8
--------------------------------------------------------------------------------
Shareholders' equity:
--------------------------------------------------------------------------------
  Financing Preferred A shares, EUR 0.60
  par value, authorized 1,200,000 shares,
   issued and outstanding
   251,000 shares                                    0.1               0.1
--------------------------------------------------------------------------------
  Financing Preferred B shares, EUR 0.60 par value,
   authorized 1,200,000 shares,
   issued and outstanding
   391,304 shares                                    0.3               0.3
--------------------------------------------------------------------------------
  Common shares, EUR 0.08 par value, authorized
   54,000,000 shares, issued and outstanding
   38,419,282
   shares                                            3.1               3.1
--------------------------------------------------------------------------------
 Treasury stock, 102,182 and 882,182 shares         (2.4)             (8.1)
--------------------------------------------------------------------------------
 Additional paid-in capital                        277.6             277.1
--------------------------------------------------------------------------------
 Retained earnings                                 174.3             189.1
--------------------------------------------------------------------------------
 Accumulated other comprehensive income           (122.6)           (113.5)
--------------------------------------------------------------------------------
Total shareholders' equity                   EUR   330.4     EUR     348.1
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Total liabilities and shareholders' equity   EUR   400.0     EUR     474.5
--------------------------------------------------------------------------------

The maturities of short-term borrowings, payable to Group companies, notes payable and subordinated notes is as follows:

                                               Payable to                              5.66%
                           Short-term               Group                       Subordinated
(in EUR millions)          borrowings           companies        Notes payable          Note          Total
2005                             45.4                 1.7                  0.3           3.6           51.0
2006                                                                       0.3                          0.3
2007                                                                       0.3                          0.3
2008                                                                       0.3                          0.3
2009                                                  9.5                  0.3                          9.8
2010                                                                       0.5                          0.5
                           -----------        -----------       --------------  ------------      ---------
Total                            45.4                11.2                  2.0          3.6            62.2

See note 23 for disclosure of the parent company's commitments and contingent liabilities.

Cash dividend paid to the parent by consolidated subsidiaries were EUR 61.3 million, EUR 108.1 million and EUR 4.7 million during the years ended December 31, 2004, 2003 and 2002 respectively.


Van der Moolen Holding N.V. Parent Only Statements of Income

                                                         Year Ended December 31,
-------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
                                                    2004            2003              2002
-------------------------------------------------------------------------------------------
                                                                (in EUR million)
-------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
Revenues                                 EUR           -     EUR       -     EUR         -
-------------------------------------------------------------------------------------------
Expenses:
-------------------------------------------------------------------------------------------
 Employee compensation and benefits                  2.3             5.3               7.6
-------------------------------------------------------------------------------------------
 Information and communication                       0.3             0.4               0.6
-------------------------------------------------------------------------------------------
 General and administrative expenses                 2.0             0.4               4.6
-------------------------------------------------------------------------------------------
 Depreciation                                        0.4             0.5               0.4
-------------------------------------------------------------------------------------------
 Recharged expenses                                 (2.6)              -              (2.4)
-------------------------------------------------------------------------------------------
Total expenses                           EUR         2.4   EUR       6.6   EUR        10.8
-------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
Loss from operations                     EUR       (2.4)   EUR      (6.6)  EUR       (10.8)
-------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
Gain on disposal of long-term investments
 and associates                                        -             0.9                 -
-------------------------------------------------------------------------------------------
Interest expense, net                               (2.2)           (2.7)             (2.7)
-------------------------------------------------------------------------------------------
Other (expense)/income                              (4.1)            5.6               3.5
-------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
Loss before income taxes                 EUR        (8.7) EUR       (2.8)  EUR       (10.0)
-------------------------------------------------------------------------------------------
Provision for income taxes                           6.9             1.3               4.1
-------------------------------------------------------------------------------------------
Income/ (loss) from Group companies after
 income taxes using the equity method               (7.2)          (57.1)             36.0
-------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
Net (loss)/ income                       EUR        (9.0) EUR      (58.6)  EUR        30.1
-------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
Financing preferred shares dividends                (2.9)              -              (2.9)
-------------------------------------------------------------------------------------------
Net (loss)/ income attributable to common
 shareholders                            EUR       (11.9) EUR      (58.6)  EUR        27.2
-------------------------------------------------------------------------------------------

    Van der Moolen Holding N.V. - Notes to Consolidated Financial Statements


Van der Moolen Holding N.V. Parent Only Statements of Cash Flow

                                                         Year Ended December 31,
-------------------------------------------------------------------------------------------
                                                    2004            2003              2002
-------------------------------------------------------------------------------------------
                                                             (in EUR million)
-------------------------------------------------------------------------------------------
Cash flows from operating activities:
-------------------------------------------------------------------------------------------
Net (loss)/income                        EUR       (9.0)  EUR      (58.6) EUR        30.1
-------------------------------------------------------------------------------------------
Adjustments of non-cash items to reconcile net (loss) income to net cash used in operating activities:
-------------------------------------------------------------------------------------------
 Loss / (income) from Group companies using the
  equity method                                      7.2            57.1             (36.0)
-------------------------------------------------------------------------------------------
 Depreciation                                        0.4             0.5               0.4
-------------------------------------------------------------------------------------------
 Release of provision on loan receivable            (2.4)              -                 -
-------------------------------------------------------------------------------------------
 Deferred tax (benefit) expense, net and
  non-cash tax effects                              (4.5)              -              (0.3)
-------------------------------------------------------------------------------------------
 Compensation expense related to stock-based
  compensation                                       0.3             3.2               5.5
-------------------------------------------------------------------------------------------
 Pensions                                           (0.3)           (0.1)              0.8
-------------------------------------------------------------------------------------------
 Gain on disposal of long-term
  investments and associates                           -            (0.9)                -
-------------------------------------------------------------------------------------------
 Other                                               4.0               -               2.2
-------------------------------------------------------------------------------------------
Change in assets and liabilities net of effects from purchase or sale of subsidiaries:
-------------------------------------------------------------------------------------------
 Receivable from Group Companies                     0.5            (1.0)              2.0
-------------------------------------------------------------------------------------------
 Other assets                                        6.4            (6.0)              4.7
-------------------------------------------------------------------------------------------
 Payable to Group Companies                          9.7           (15.5)             21.6
-------------------------------------------------------------------------------------------
 Accounts payable, accrued expenses and
  other liabilities                                 (2.2)            1.1              (4.3)
-------------------------------------------------------------------------------------------
Net cash provided (used in) by operating
 activities                              EUR        10.1  EUR      (20.2) EUR         26.7
-------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
Cash flows from investing activities:
-------------------------------------------------------------------------------------------
Purchase of property and equipment, net             (0.2)           (0.2)             (0.9)
-------------------------------------------------------------------------------------------
Investment in Group Companies                      (17.9)          (16.8)            (30.4)
-------------------------------------------------------------------------------------------
Dividends received from Group Companies             61.3           108.1               4.7
-------------------------------------------------------------------------------------------
Disposals of investments, net                          -             2.9               0.2
-------------------------------------------------------------------------------------------
Repayment of loans receivable                       14.3               -                 -
-------------------------------------------------------------------------------------------
Net cash provided by (used in) investing
 activities                              EUR        57.5  EUR       94.0  EUR        (26.4)
-------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
Cash flows from financing activities:
-------------------------------------------------------------------------------------------
Net (decrease) increase in short-term
 borrowings                                        (53.9)          (35.4)             60.7
-------------------------------------------------------------------------------------------
(Payments) proceeds of notes payable, net           (4.9)           (0.4)            (62.3)
-------------------------------------------------------------------------------------------
Payments of subordinated notes                      (3.2)           (3.2)             (3.2)
-------------------------------------------------------------------------------------------
Issuance of shares                                     -               -               2.7
-------------------------------------------------------------------------------------------
Sale / (purchase) of treasury shares                 5.6            (8.1)                -
-------------------------------------------------------------------------------------------
Dividend paid                                       (2.9)          (30.2)            (22.7)
-------------------------------------------------------------------------------------------
Other financing activities, net                        -               -              (0.2)
-------------------------------------------------------------------------------------------
Net cash (used in) provided by financing
 activities                              EUR       (59.3) EUR      (77.3) EUR        (25.0)
-------------------------------------------------------------------------------------------
Effects of exchange rate differences                 0.8            (0.1)                -
-------------------------------------------------------------------------------------------
Net change in cash and cash equivalents  EUR         9.1  EUR       (3.6) EUR        (24.7)
-------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of
 the year                                            3.2             6.8              31.5
-------------------------------------------------------------------------------------------
Cash and cash equivalents at end of the
 year                                    EUR        12.3  EUR        3.2  EUR          6.8
-------------------------------------------------------------------------------------------
Supplemental information:
-------------------------------------------------------------------------------------------
Cash paid for
-------------------------------------------------------------------------------------------
Interest                                 EUR        2.6   EUR        2.9  EUR          1.8
-------------------------------------------------------------------------------------------
Income taxes                             EUR         -    EUR          -  EUR            -
-------------------------------------------------------------------------------------------


Exhibit Index

The following instruments and documents are included as exhibits to this annual report.

-------------------------------------------------------------------------------------------------------------------
Exhibit
number     Description
-------------------------------------------------------------------------------------------------------------------
1.1***     Articles of Association of the Company.
-------------------------------------------------------------------------------------------------------------------
2.1**      Deposit Agreement among the Company, The Bank of New York, as depositary, and the owners and beneficial owners from time to time of
           American Depositary Receipts evidencing American Depositary Shares each representing one common share of the Company.
-------------------------------------------------------------------------------------------------------------------
2.2**      Form of American Depositary Receipt.
-------------------------------------------------------------------------------------------------------------------
4.1**+     Amended and Restated Operating Agreement of VDM Specialists.
-------------------------------------------------------------------------------------------------------------------
4.2***+    Amended and Restated Operating Agreement of VDM Specialists dated February 2, 2004.
-------------------------------------------------------------------------------------------------------------------
4.3***+    First Amendment dated April 1, 2004 to the Amended and Restated Operating Agreement of VDM Specialists
           dated February 2, 2004.
-------------------------------------------------------------------------------------------------------------------
4.4***+    Second Amendment dated May 1, 2004 to the Amended and Restated Operating Agreement of VDM Specialists
           dated February 2, 2004.
-------------------------------------------------------------------------------------------------------------------
4.5*+      Amended and Restated Operating Agreement of VDM Specialists dated December 1, 2004.
-------------------------------------------------------------------------------------------------------------------
4.6*+      First Amendment dated December 30, 2004 to the Amended and Restated
           Operating Agreement of VDM Specialists dated December 1, 2004.
-------------------------------------------------------------------------------------------------------------------
4.7*+      Second Amendment dated January 3, 2005 to the Amended and Restated
           Operating Agreement of VDM Specialists dated December 1, 2004.
-------------------------------------------------------------------------------------------------------------------
8*         Subsidiaries of the registrant.
-------------------------------------------------------------------------------------------------------------------
12.1*      Certification of the Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.
-------------------------------------------------------------------------------------------------------------------
12.2*      Certification of the Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.
-------------------------------------------------------------------------------------------------------------------
13.1*      Certification of the Chief Executive Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.
-------------------------------------------------------------------------------------------------------------------
13.2*      Certification of the Chief Financial Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
*    Filed herewith.

**   Incorporated by reference to the Company's Registration Statement on Form
     20-F (SEC File No. 333-1-16731) filed with the Securities and Exchange
     Commission on October 15, 2001.

***  Incorporated by reference to the Company's Annual Report on Form 20-F (SEC
     File No. 001-16731) filed with the Securities and Exchange Commission on
     June 25, 2004.

+    Confidential treatment has been requested. Confidential materials have been redacted and separately filed with the Securities and Exchange Commission.
-------------------------------------------------------------------------------------------------------------------
