Form 20-F
period 2005-12-31
VAN DER MOOLEN HOLDING NV
filed 2006-06-23
CIK 1072245

As filed with the Securities and Exchange Commission on June 23, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF
1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ____________________
For the transition period from __________ to ___________

Commission file number 1-16731

Van der Moolen Holding N.V.
(Exact name of registrant as specified in its charter)
The Netherlands
(Jurisdiction of incorporation or organization)
Keizersgracht 307, 1016 ED Amsterdam
The Netherlands
(31) 20 535 6789
(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:
Name of Each Exchange
Title of Each Class	on Which Registered

Common shares of €0.08 each	New York Stock Exchange(1)
American Depositary Shares, each of which represents one common share	New York Stock Exchange

(1)	Not for trading, but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

The number of outstanding shares of each of the registrant’s classes of capital or common stock as of December 31, 2005, the close of the period covered by the annual report:

39,343,295 common shares
251,000 financing preferred A shares
391,304 financing preferred B shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes	☐	No	☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes	☐	No	☒

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes	☒	No	☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒	Non-accelerated filer	☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	☐	Item 18	☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	☐	No	☒

(H) Documents on Display	97
(I) Subsidiary Information	97

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	97

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	100

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	101

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
PROCEEDS	101

Item 15. CONTROLS AND PROCEDURES	101
(A) Disclosure Controls and Procedures	101
(B) Management’s annual report on internal control over financial reporting	101
(C) Attestation report of the registered public accounting firm	101
(D) Changes in internal control over financial reporting	101

Item 16. [RESERVED]	102

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT	102

Item 16B. CODE OF ETHICS	102

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES	102

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	103

Item 16E. PURCHASES OF EQUITY SECURITIES BY ISSUER AND AFFILIATED PURCHASERS	103

Item 17. FINANCIAL STATEMENTS	103

Item 18. FINANCIAL STATEMENTS	103

Item 19. EXHIBITS	104

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

     We prepare our financial statements on a consolidated basis in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). U.S. GAAP selected consolidated financial information as of and for the years ended December 31, 2005, 2004, 2003, 2002 and 2001, together with our consolidated financial statements and the notes thereto as of and for the years ended December 31, 2005, 2004 and 2003, are set forth elsewhere in this annual report. All of the financial information presented in this annual report has been prepared in accordance with U.S. GAAP.

     In this annual report, we have translated euro amounts into dollars at an exchange rate of €1.00 to $1.2824, the June 1, 2006 noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, solely for the convenience of the reader. You should not construe these translations as representations that the euro amounts actually represent such dollar amounts or that we could convert these amounts into dollars at the rate indicated. On June 14, 2006, the noon buying rate was €1.00 to $1.2631. See “Item 3. Key Information—(A) Selected Consolidated Financial Data—Exchange Rate Information” for historical information regarding the exchange rate of dollars for the euro.

FORWARD-LOOKING STATEMENTS

     This annual report contains forward-looking statements within the meaning of, and which have been made pursuant to, the Private Securities Litigation Reform Act of 1995. All statements regarding our future financial condition, results of operations and business strategy, plans and objectives are forward-looking. Statements containing the words “anticipate,” “believe,” “intend,” “estimate,” “expect,” “hope” and words of similar meaning are forward-looking. In particular, the following are forward-looking in nature:

•	Statements with regard to strategy and management objectives;

•	Pending or potential corporate actions;

•	Pending or potential litigation and government investigations, including litigation and investigations concerning specialist trading in the United States;

•	Future revenue sources;

•	The effects of changes or prospective changes in the regulation or structure of the securities exchange on which our subsidiaries operate; and

•	Trends in results, performance, achievements or conditions in the markets in which we operate including, in particular, the New York Stock Exchange.

     These forward-looking statements involve risks, uncertainties and other factors, some of which are beyond our control, which may cause our results, performance, achievements or conditions in the markets in which we operate to differ, possibly materially, from those expressed or implied in these forward-looking statements. We describe certain important factors to consider in connection with these forward-looking statements under “Item 3. Key Information—(D) Risk Factors” and elsewhere in this annual report. We caution you not to place undue reliance on these forward-looking statements, which reflect our management’s view only as of the date of this annual report. We have no obligations to update these forward-looking statements.

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

       Not required because this document is filed as an annual report.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

       Not required because this document is filed as an annual report.

Item 3. KEY INFORMATION

(A) Selected Consolidated Financial Data

     You should read the following selected U.S. GAAP historical financial data in conjunction with “Item 5. Operating and Financial Review and Prospects,” as well as our consolidated financial statements and the notes thereto, which we have included elsewhere in this annual report. We refer herein to our consolidated financial statements and the notes thereto as our consolidated financial statements. Our consolidated financial statements have been audited by PricewaterhouseCoopers Accountants N.V., independent auditors. The profit and loss data contained in our consolidated financial statements for the years ended December 31, 2005, 2004 and 2003 have been adjusted in accordance with SFAS No. 144 to reflect the effect of discontinued operations. See Note 3 to our consolidated financial statements for further information relating to SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Selected consolidated financial data for the years ended December 31, 2002 and 2001 have been adjusted accordingly for comparative purposes. Further, in 2004, we have restated prior years’ total assets and total liabilities as a result of the correction of an error in the presentation of cash and cash equivalents and bank overdrafts (shown in short-term borrowings). As a consequence, as of December 31, 2003, 2002 and 2001 total assets and total liabilities have been increased. Further details of this restatement are included in footnote 9 to the financial information presented hereafter.

     We have included a convenience translation of euro amounts into dollars for the following selected U.S. GAAP financial data as of and for the year ended December 31, 2005 at the noon buying rate on June 1, 2006 of €1.00 = $1.2824. You should not construe these translations as representations that the euro amounts actually represent such dollar amounts or that we could convert these amounts into dollars at the rate indicated.

	2005	2005	2004	2003	2002	2001

	(in $ millions)	(in € millions)

Consolidated Profit and Loss Account
Data:
Revenues:
Specialist activities	87.2	67.9	71.1	100.8	227.0	233.4
Proprietary trading/market making
activities	28.3	22.1	23.4	24.7	49.6	60.0
Commission income	28.3	22.1	24.6	28.1	35.0	38.5
Net interest income from stock lending
activities	0.1	0.1	3.6	3.4	4.2	5.1

Total revenues	143.9	112.2	122.7	157.0	315.8	337.0

Expenses:
Exchange, clearing and brokerage fees	26.7	20.8	21.4	23.5	33.0	23.9
Employee compensation and benefits(1)	43.0	33.5	34.7	42.3	78.7	85.9
Lease of exchange memberships	4.4	3.4	7.7	13.8	15.7	11.8
Information and communication expenses	3.6	2.8	3.0	3.4	4.9	4.6
General and administrative expenses(2)	29.2	22.8	14.5	12.0	19.7	27.4
Depreciation and amortization	9.7	7.6	7.4	9.0	10.9	20.5
Provision for NYSE/SEC investigation	—	—	—	45.7	—	—
Impairment of intangible assets	24.9	19.4	8.2	49.2	—	—
Impairment of other assets	—	—	5.6	—	—	—

Total expenses	141.5	110.3	102.5	198.9	162.9	174.1

Income/(loss) from continuing operations	2.4	1.9	20.2	(41.9)	152.9	162.9

Loss from associates	—	—	—	—	—	(0.1)
Gain on disposal of long-term investments
and associates	—	—	—	0.9	—	29.8
Interest expense, net	(11.0)	(8.6)	(7.6)	(8.9)	(13.0)	(10.1)

	2005	2005	2004	2003	2002	2001

	(in $ millions)	(in € millions)

Interest expense, capital subject to mandatory
redemption, net(1)	—	—	(7.9)	(2.4)	—	—
Other income	4.2	3.3	1.3	6.1	5.1	8.3

(Loss)/ income from continuing operations
before income taxes(3)	(4.4)	(3.4)	6.0	(46.2)	145.0	190.8
Provision for income taxes(2)	9.0	7.0	0.6	12.2	(46.1)	(48.5)
Minority interest(1)	(8.5)	(6.6)	2.5	—	(35.3)	(35.3)

Net (loss)/ income from continuing operations	(3.9)	(3.0)	9.1	(34.0)	63.6	107.0
Net loss from discontinued operations(3)	(0.1)	(0.1)	(18.1)	(24.6)	(33.5)	(14.9)

Net (loss)/ income	(4.0)	(3.1)	(9.0)	(58.6)	30.1	92.1

	2005	2005	2004	2003	2002	2001

	(in $, except share data)	(in €, except share data)

Common Share Data:
Weighted average number of common shares
outstanding (4/5)	39,031,219	39,031,219	38,078,411	37,797,329	38,388,043	38,139,964
Common shares outstanding, year-end (5)	39,343,295	39,343,295	38,317,100	37,537,100	38,419,282	37,502,455
Basic (loss)/earnings per share (6)	(0.19)	(0.15)	(0.31)	(1.55)	0.71	2.34
Diluted (loss)/earnings per share (7)	(0.19)	(0.15)	(0.31)	(1.55)	0.71	2.32
Basic (loss)/earnings per share from
continuing operations	(0.19)	(0.15)	0.16	(0.90)	1.58	2.73
Diluted (loss)/earnings per share from
continuing operations	(0.19)	(0.15)	0.16	(0.90)	1.58	2.71
Basic loss per share from discontinued
operations	(0.00)	(0.00)	(0.47)	(0.65)	(0.87)	(0.39)
Diluted loss per share from discontinued
operations	(0.00)	(0.00)	(0.47)	(0.65)	(0.87)	(0.39)
Dividend per share (8)	0.17	0.13	0.22	—	0.72	1.10

	As of December 31,
	2005	2005	2004, as restated (9)	2003, as restated (9)	2002, as restated (9)	2001, as restated (9)

	(in $ millions)	(in € millions)

Consolidated Balance Sheet Data:
Total assets (9/10)	969.1	755.7	1,337.2	2,897.4	3,434.2	4,415.8
Goodwill	45.1	35.2	47.6	59.4	141.9	176.5
Other intangible assets	271.1	211.4	187.2	208.1	266.7	293.7
Notes payable	5.1	4.0	5.4	6.9	7.3	69.6
Subordinated notes	173.4	135.2	133.2	149.0	197.3	180.4
Total shareholders’ equity	471.7	367.8	330.4	348.1	523.3	605.0

	As of and for the year ended December 31,

	2005	2004	2003	2002	2001

Other Financial and Operating Data:
Pre-tax return on equity (11)	(2.9%)	(4.3%)	(24.1%)	10.5%	21.8%
Percent of revenues (12)
Specialist activities	60.5%	58.0%	64.2%	71.9%	69.3%
Commission income	19.7%	20.0%	17.9%	11.1%	11.4%
Proprietary trading/market making activities	19.7%	19.1%	15.7%	15.7%	17.8%
Net interest income from stock lending
activities	0.1%	2.9%	2.2%	1.3%	1.5%
VDM Specialists

	As of and for the year ended December 31,

	2005	2004	2003	2002	2001

Number of common stock listings (13)	385	387	383	379	388

(1)	We adopted SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” as from January 1, 2003 and as of that date minority interest is presented as capital subject to mandatory redemption in the Consolidated Statement of Financial Condition. On December 1, 2004, VDM Specialists amended its operating agreement and based on a review of the terms of the amended operating agreement the company determined that the minority members’ capital was not redeemable upon an event certain to occur and consequently that the characteristics of these financial instruments conform to those of equity instruments. Consequently, as from December 1, 2004, the minority members’ capital of VDM Specialists is classified as minority interest. In 2003 and for the period January 1, 2004— December 1, 2004, all income distributable to the company’s minority members is recorded as interest expense and any net loss as a reduction of interest expense. For the year ended December 31, 2005 and for the period December 1, 2004— December 31, 2004, all income distributable to VDM Specialists’ minority members, including interest on minority members’ capital contributions, is presented as Minority interest in the Consolidated Statement of Income. Prior year amounts have not been reclassified, except that interest on minority members’ capital contributions previously reported in 2002 and 2001 as a component of employee compensation and benefits has been reclassified to minority interest.

(2)	Unincorporated business tax expenses are included within provision for income taxes. For the year ended December 31, 2001 these expenses have been reclassified from general and administrative expenses to provision for income taxes for consistency purposes.

(3)	Discontinued operations comprise Cohen, Duffy, McGowan, LLC, Kenny & Co., Van der Moolen Opties Amsterdam B.V., Van der Moolen UK, Ltd. and Van der Moolen Options USA, LLC.

(4)	As adjusted to reflect our three-for-one stock split that took effect on May 1, 2001.

(5)	Excluding treasury stock.

(6)	Calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding. See Note 19 to our consolidated financial statements.

(7)	Calculated in the same manner as basic earnings per common share and reflects the dilutive effect of the common shares deliverable pursuant to stock options and warrants. See Note 19 to our consolidated financial statements.

(8)	Common share alternatives to cash dividend were available for each year that a dividend on common shares was paid, except in respect of the year ended December 31, 2002 (only cash). Dividend per share is calculated by using the number of common shares outstanding (excluding treasury stock) at ex-dividend date. The common shares that were issued on January 2, 2006 in respect of the acquisition of Curvalue Beheer B.V. were eligible for the dividend declared in respect of the year ended December 31, 2005, but are not included in the number of common shares outstanding at year-end in the table.

(9)	Total assets and total liabilities at December 31, 2003, 2002 and 2001 have been increased by €134.7 million, €281.1 million, and €265.6 million, respectively, as a result of the correction of an error in the presentation of cash and cash equivalents and bank overdrafts (shown in short-term borrowings) in prior years. Cash and cash equivalents and bank overdrafts are recognized on a gross basis where there is no legally enforceable right to offset the recognized amounts and there is no intention to settle on a net basis. The company is a party to a cash pooling agreement with one of its bankers, in accordance with which the company earns or incurs interest on the net balance. However, the company has no legal right to offset balances under this pooling agreement. Previously, the company presented cash and cash equivalents and bank overdrafts that were subject to this pooling agreement on a net basis. Prior period balances have been restated so as to present balances subject to the pooling agreement on a gross basis.

(10)	As of December 31, 2003, positions in ADRs (“American Depositary Receipts”) and shares arising from arbitrage activities are reflected gross in the balance sheet. Prior year data has been adjusted accordingly.

(11)	Pre-tax return on equity is calculated by dividing income before income taxes after minority interests (including from discontinued operations) by shareholders’ equity.

(12)	Revenues as a percentage of revenues from continuing operations.

(13)	Represents the number of common stock issues on the New York Stock Exchange for which VDM Specialists acts as the specialist.

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

For the year ended December 31,	Rate at period end	Average(1)	High	Low

2001	0.8895	0.8961	0.9594	0.8352
2002	1.0492	0.9506	1.0505	0.8565
2003	1.2595	1.1419	1.2647	1.0336
2004	1.3554	1.2494	1.3666	1.1761
2005	1.1849	1.2386	1.3465	1.1670

Source: Bloomberg.

(1) Calculated by using the average of the exchange rates on the last day of each month during the relevant period.

For the month ended	Rate at period end	High	Low

December 31, 2005	1.1849	1.2013	1.1718
January 31, 2006	1.2156	1.2307	1.1820
February 28, 2006	1.1921	1.2091	1.1847
March 31, 2006	1.2118	1.2190	1.1888
April 30, 2006	1.2634	1.2634	1.2092
May 31, 2006	1.2808	1.2926	1.2587

Source: Bloomberg.

       The noon buying rate for the euro on June 14, 2006 was €1.00 = $1.2631.

     Fluctuations in the exchange rate between the euro and the dollar will affect the dollar equivalent of the price of the common shares on Euronext, which will likely affect the market price of our American Depositary Shares (“ADSs”) on the New York Stock Exchange. These fluctuations will also affect the dollar amounts received by owners of ADSs on the conversion of any dividends we pay in euro on the common shares.

(B) Capitalization and Indebtedness

       Not required because this document is filed as an annual report.

(C) Reasons for the Offer and Use of Proceeds

       Not required because this document is filed as an annual report.

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

Risks Associated with the company

We depend heavily on our New York Stock Exchange specialist activities, and if revenues from those activities decline, it would have a material effect on our results of operations and cash flows.

     We derive a substantial majority of our revenues (80.0%, 81.2% and 78.7% of total revenues in 2005, 2004 and 2003, respectively) from our New York Stock Exchange specialist subsidiary, Van der Moolen Specialists USA, LLC, which we refer to in this annual report as VDM Specialists or Van der Moolen Specialists. Development and the increased use of smart order routing, increased program trading and lower intraday volatility, among other factors, may have contributed to the decline in VDM Specialists’ revenues from €133.1 million in 2003 to €99.6 million in 2004 and €89.8 million in 2005. If such conditions continue, our revenues may continue to be adversely affected. If conditions do not improve or decline further, our revenues will continue to be adversely affected. In addition, if demand for VDM Specialists’ services fails to grow or declines, our potential revenue growth would be adversely affected. We expect our New York Stock Exchange specialist activities to continue to account for a significant portion of our revenues for the foreseeable future. Our future success will depend on:

•	development in trading volumes with an appropriate level of volatility;

•	VDM Specialists’ success in being chosen to act as specialist for newly listed companies and the potential loss of trading assignments through acquisition or for other reasons;

•	VDM Specialists’ ability to respond to regulatory and technological changes;

•	VDM Specialists’ ability to respond to changing demands in the marketplace; and

•	the effect of competitive initiatives by other U.S. exchanges, alternative trading systems and other execution venues and the implementation of the SEC’s Regulation NMS (“National Market System”) and the New York Stock Exchange’s Hybrid trading model (“Hybrid” or “Hybrid System”), on the volume of trading routed to specialists on the New York Stock Exchange.

Ongoing and future New York Stock Exchange initiatives, including the introduction of the NYSE Hybrid trading model, may lower the revenues from our VDM Specialists business segment.

     The New York Stock Exchange may, on its own initiative or in response to regulatory or legislative requirements (such as Regulation NMS (“National Market System”)), change aspects of its trading procedures, or of its capital requirements, trade reporting, compliance, fees or other membership requirements, in ways that may adversely affect our ability to generate revenues from our New York Stock Exchange activities or raise our cost of doing so. Similar changes may adversely affect our ability to generate revenues, operating profit and cash flows from our activities on any other exchange as well. Such changes may be imposed without compensation or right of appeal, and the effects of any such changes proposed may not be easily forecast or even, after their imposition, determined.

     Changes to New York Stock Exchange rules or practices, or changes to the rules or practices of other exchanges where we are active, could have a negative effect on our ability to earn revenues, operating profits and cash flows from our activities on those exchanges.

       Regulation NMS

     On April 6, 2005, the SEC adopted Regulation NMS, which contains several new rules that affect trading in stocks that are listed on the New York Stock Exchange and certain other “NMS stocks.” Regulation NMS could have a significant effect on our business, results of operations and cash flows. In particular, the “order protection rule,” which generally mandates that “trading centers” (including national securities exchanges and market makers) establish policies and procedures reasonably designed to prevent “trade-throughs” (subject to certain exceptions), can be expected to affect New York Stock Exchange specialists directly and also inter-market competition. Furthermore, Regulation NMS’s distinction between (and favorable treatment of) “automated quotations” displayed by “automated trading centers” (sometimes referred to colloquially as “fast markets”) has contributed to the New York Stock Exchange’s motivation to modify its execution model. As described below, this new model could reduce our opportunities to act as counterparty to New York Stock Exchange order flow. The implementation date for the Regulation NMS order protection rule has recently been extended, with completion of phased-in compliance commencing on October 16, 2006 and ending with full implementation on October 8, 2007. The effect of these changes will continue to be difficult to predict until the New York Stock Exchange’s Hybrid System (as discussed below) is fully implemented.

       The NYSE Hybrid System

     On March 22, 2006, the SEC issued a final order approving New York Stock Exchange’s proposed rule changes to create a “Hybrid System” by, among other things, eliminating certain limits on the size, timing and types of orders that may be executed electronically through the Direct+® system, and allowing its floor members to participate in an expanded automated market. Prior to the implementation of the Hybrid System, the New York Stock Exchange has been to a large extent a floor-based auction market where members operate on the exchange floor and represent customer orders for execution in a relatively “manual” environment. Specifically, the New York Stock Exchange’s Hybrid System-related rule changes, when fully implemented, will eliminate the 1,099-share restriction on New York Stock Exchange Direct +® orders, as well as the prohibition against entering orders for the same account within 30 seconds, and would permit market orders and immediate-or-cancel orders to be eligible for Direct+® execution. Moreover, the Hybrid System allows specialist to develop proprietary algorithms to quote or trade on behalf of their dealer accounts. Exchange specialists can also place liquidity in the Display Book system at various prices in separate interest files, and may maintain undisplayed reserve interest on behalf of their dealer accounts for automatic execution (subject to certain minimum order size requirement). The rule changes also increase the availability of Direct+® by limiting the instances when the system is unavailable. The Hybrid System contains a number of other new features, including changes in priority rules, reserve files, changes in the Display Book System, and creation of new order types, including Auction Limit and Auction Market orders. Phase I of the implementation of these measures was completed on April 6, 2006, and in an announcement dated May 5, 2006, the New York Stock Exchange indicated that it expected to complete the final, third phase of implementation “late this summer.”

     The potential implication of the Hybrid System on VDM Specialists is uncertain. In particular, the Hybrid System may result in VDM Specialists interacting with fewer orders or different types of orders, which could affect the profitability and impair risk management in VDM Specialists’ business. The success or failure of the Hybrid System could also affect liquidity of the New York Stock Exchange market and could result in fewer orders in New York Stock Exchange listed stocks being sent to the New York Stock Exchange. Also, there can be no assurance that the Hybrid System will not create additional, even unforeseeable technological or other risks for VDM Specialists.

       Demutualization of the New York Stock Exchange

     On March 7, 2006, the New York Stock Exchange completed its merger with Archipelago Holdings, LLC (“NYSE/Archipelago merger”) and its demutualization. As a result of the merger, VDM Specialists’ New York Stock Exchange memberships were converted into cash and shares of NYSE Group, Inc. (“NYSE Group”), see “Item 5. Operating and Financial Review and Prospects—(A) Operating Results—Recent Developments.” In relation to such conversion, VDM Specialists will no longer have the ongoing access rights to the New York Stock Exchange previously embodied in the seats. Instead, specialists and other floor members must compete in auctions for trading rights in order to maintain direct access to New York Stock Exchange’s trading facilities. Our trading activities will be hindered if we do not ascertain sufficient trading rights through such auctions.

     The NYSE/Archipelago merger also resulted in new governance structure and changes in senior management. It is possible that, under the new shareholder ownership and the new governance structure, the New York Stock Exchange may adopt initiatives that are unsuccessful or that operate to the disadvantage of specialist firms. In addition, NYSE Group may engage in corporate initiatives, such as mergers and acquisitions involving other exchange markets, that may burden its management, technology or financial resources in a way that is detrimental to the smooth operation and growth of the New York Stock Exchange market. In turn, this could affect VDM Specialists’ volume, revenues, costs and/or profits. On June 1, 2006, the New York Stock Exchange announced that it had entered into a merger agreement with Euronext. It is uncertain whether this proposed merger will ultimately be consummated or, if so, how the merger may affect VDM Specialists.

We depend significantly on revenues from our specialist activities for a small group of companies listed on the New York Stock Exchange, and the loss of any of them could reduce our revenues.

     Historically, a small number of companies listed on the New York Stock Exchange have accounted for a significant portion of VDM Specialists’ revenues, operating profit and cash flows. The loss of its specialist designation with respect to any of these listed companies could have an adverse effect on our revenues, operating profit and cash flows. For the years ended December 31, 2005, 2004 and 2003, transactions in our ten most actively traded specialist stocks accounted for 24.4%, 33.4% and 34.0% of our total New York Stock Exchange specialist revenues, respectively. For the year ended December 31, 2005, our ten most actively traded specialist stocks were Pfizer Inc, Hewlett-Packard Corp, Guidant Corp, Eli Lilly & Co, Kerr McGee Corp, Wyeth, Walt Disney Corp, Apache Corp, Kohl’s Corp and Sunoco Inc. We cannot assure you that VDM Specialists will be able to retain its specialist designation with respect to these or other listed companies. VDM Specialists can lose the specialist assignment in these companies if they cease to be traded on the New York Stock Exchange as a result of being acquired or are otherwise de-listed and for other reasons, which in turn can adversely affect our revenues. This was the case, for example, in April 2006 when VDM Specialists lost its specialist assignment for Guidant following its merger with Boston Scientific. In addition, if the New York Stock Exchange were to determine that VDM Specialists has failed to fulfill its obligations as specialist for a listed company, its registration as a specialist for that listed company could be cancelled or suspended. Further, a company can request to be reassigned if it can present the New York Stock Exchange with substantive reasons to support its request. In April 2006, the New York Stock Exchange proposed to amend certain of its rules concerning the procedure by which specialist firms are evaluated in connection with the allocation process and affecting other aspects of the allocation process. One such change particularly relates to the criteria to be used by the Allocation Committee in selecting which specialist firms to put forward for consideration by companies listing their securities on the New York Stock Exchange. The stated purpose of the changes is to make the criteria more objective. It is uncertain how these changes will affect VDM Specialists in securing new specialist opportunities.

Our auditors have identified a material weakness in our internal control over financial reporting for the year ended December 31, 2005. Although we have an extension until December 31, 2006 to comply with section 404 of the Sarbanes-Oxley Act, a future failure to achieve and maintain effective internal control over financial reporting could have a material adverse effect on our business and results of operations.

     Our internal control over financial reporting does not currently meet all the standards contemplated by section 404 of the Sarbanes-Oxley Act that we will eventually be required to meet. In connection with the audit of our financial statements for the year ended December 31, 2005, our auditors have reported a material weakness in our internal control over financial reporting. We are in the process of addressing this issue, see “Item 15. Controls and Procedures—(D) Changes in internal control over financial reporting.” As a foreign private issuer, we have an extension until December 31, 2006 to comply with section 404 of the Sarbanes-Oxley Act. However, the existence of the material weakness may indicate a heightened risk of material misstatement of our future financial statements. In addition, the steps we have taken or intend to take may not remediate these issues, and material weaknesses in our internal control over financial reporting may be identified in the future. A failure in the future to maintain effective internal control over financial reporting could have a material adverse effect on our business and results of operations.

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

     As described more fully in “Item 8. Financial Information—(A) Consolidated Statements and Other Financial Information—Regulatory Proceedings and Litigation,” in 2004 we announced a settlement with the New York Stock

Exchange and the SEC of charges resulting from an investigation into alleged improper trading practices by employees at several New York Stock Exchange specialist firms, including VDM Specialists. The settlement, which was agreed on the basis of no admission or denial, was entered into in connection with alleged violations of Section 11(b) of the Securities Exchange Act of 1934 (the “Exchange Act”), and rules promulgated thereunder concerning New York Stock Exchange specialist trading, including the requirement that a specialist maintain a fair and orderly market, and violations of Section 15(b)(4)(E) of the Exchange Act, including failure to supervise with respect to certain transactions in which one or more of our employees allegedly violated Section 10(b) of the Exchange Act and Rule 10b-5. Pursuant to the settlement, and without admitting or denying any wrongdoing, we announced that VDM Specialists would pay a total of $57.7 million in restitution to customers and civil penalties for certain trades that occurred during the five-year period from 1999 to 2003. In addition, we have agreed to implement additional internal compliance procedures and retain an independent consultant to review and evaluate certain of our existing compliance systems, policies and procedures.

     The SEC, New York Stock Exchange and the Department of Justice continue to investigate the conduct of certain present and former employees of VDM Specialists. On April 12, 2005, seven former employees of VDM Specialists were indicted for securities fraud and conspiracy to commit securities fraud. Also on April 12, 2005, the SEC commenced civil proceedings against these seven former employees of VDM Specialists, as well as another employee of VDM Specialists who was not indicted. The NYSE has also brought charges against these former employees of VDM Specialists. Van der Moolen Holding N.V. and VDM Specialists are cooperating fully with the New York Stock Exchange and the SEC, as and when requested, in connection with these investigations. Of the seven indicted former VDM employees, two pleaded guilty to securities fraud on May 12, 2006, the trial of the two others began in U.S. district court in New York on June 14, 2006, and trials of the remaining three may take place one after another following the conclusion of the first trial. It is not possible to anticipate at this time whether or not such future trials will occur, the length of any such trial, or the outcomes of such trials.

     In addition to the investigations relating to our specialist activities on the New York Stock Exchange, Cohen, Duffy, McGowan, LLC was the subject of an investigation by the American Stock Exchange’s Enforcement Division. The investigation focused on charges of possible violations of American Stock Exchange Rule 156(b) and Article V, Section 4(h), combined with possible violations of the exchange’s limit order display rule during the period between June 3, 2002 and May 30, 2003. Further, on February 25, 2004, the American Stock Exchange Enforcement Division commenced an investigation in relation to alleged violations of American Stock Exchange Rule 958A, also referred to as the “firm quote rule.” In addition, Van der Moolen Options USA, LLC was the subject of an investigation by the Department of Market Regulation of the Chicago Board Options Exchange relating to compliance with the Chicago Board Options Exchange’s firm quote rule, and the SEC requested data from all U.S. option exchanges, including all those on which our option units acted as specialists or in a similar capacity, regarding the functioning and trading practices of specialists on those exchanges. On May 11, 2004, the SEC requested financial information and information in respect of compliance procedures of Cohen, Duffy, McGowan, LLC. We have since disposed of our U.S. options business and Cohen, Duffy, McGowan, LLC has been dissolved.

     The New York Stock Exchange has also commenced an inquiry into broker-dealer stock-lending practices, focusing on transactions involving finders, including transactions carried out by VDM Specialists’ stock lending department. While we cannot predict with certainty the outcome of the inquiry of the New York Stock Exchange, which will be subject to the approval of the New York Stock Exchange’s board, we are actively engaged in discussions with the staff of the New York Stock Exchange. See “Item 8. Financial Information—(A) Consolidated Statements and Other Financial Information—Regulatory Proceedings and Litigation.”

     The investigations by the New York Stock Exchange and the SEC have resulted in the initiation of a number of class action lawsuits against Van der Moolen Holding N.V., VDM Specialists and certain of our officers and directors in the United States District Court for the Southern District of New York, as well as other proceedings in other courts. An action has been commenced in the United States District Court for the Northern District of Illinois against four national securities exchanges (the American Stock Exchange, the Chicago Board Options Exchange, the Philadelphia Stock Exchange and the Pacific Stock Exchange) and 35 securities brokers and/or dealers who made markets in options, including Cohen, Duffy, McGowan, LLC and VDM Options USA. For details of these legal proceedings, see “Item 8. Financial Information—(A) Consolidated Statements and Other Financial Information—Regulatory Proceedings and Litigation.”

     Pursuant to its operating agreement with minority partners, VDM Specialists is required to advance funds to cover the actual litigation expenses of various present and former members and employees in connection with these litigation and regulatory inquiries. All such advances have been recognized as expenses in the Consolidated Statement of Income. In April 2006, VDM Specialists entered into fee agreements with five of the aforementioned seven indicted former employees thereby setting a maximum on the amounts of the company’s indemnification of legal fees and expenses for these five individuals pursuant to Section 5.5 of the company’s Operating Agreement. Two of these five individuals pleaded guilty to securities fraud on May 12, 2006. Pursuant to Section 5.5 of the company’s Operating Agreement and the aforementioned fee agreements, the company has recognized litigation expenses in respect of these various present and former employees of the company in connection with these regulatory inquiries in the amount of approximately €4.6 million for the year ended December 31, 2005.

     With respect to the regulatory investigations and civil litigations described above, there can be no assurance as to the outcome or timing of the resolution of these matters. The range of possible resolutions could include determinations and judgments against us or settlements that could require substantial payments by us that could have a material adverse effect on our financial condition, results of operations and cash flows.

In connection with the settlement of the New York Stock Exchange and SEC investigations discussed elsewhere herein, we are required to comply with a set of undertakings which may be difficult to comply with.

     In connection with our recent settlement with the New York Stock Exchange and SEC, we have agreed to comply with the following undertakings:

•	implementation of systems and procedures to ensure appropriate follow-up and review with regard to information provided to VDM Specialists on a daily basis by the New York Stock Exchange with regard to specialists’ override of the “principal inhibitor function” (principal inhibitor is a software upgrade to the New York Stock Exchange electronic specialist book that prevents a specialist from trading for his or her principal account when the software detects the presence of any unexecuted customer order on the same side of the market as the specialist’s proposed principal trade), which identifies specialist principal trades that may have been effected while an executable agency order was reflected in the order book on the same side of the market;

•	creation of a committee, including VDM Specialists’ chief compliance officer and at least two members of senior management, specifically charged with meeting periodically (no less frequently than monthly) to evaluate specialist rule compliance;

•	development and/or enhancement of systems and procedures to track and maintain records identifying the individuals acting as specialist for each security at all times throughout each trading day;

•	annual certification, through the chief executive officer of VDM Specialists, that a review of principal trading at VDM Specialists has been conducted by the chief compliance officer of VDM Specialists for the purpose of detecting interpositioning, trading ahead and unexecuted limit order violations; and

•	bi-annual assessment of, and reports on, the adequacy of the resources devoted to VDM Specialists’ compliance function, and devotion of adequate funds and staffing to the appointment of an independent consultant to review and evaluate VDM Specialists’ compliance systems, policies and procedures reasonably designed to ensure that VDM Specialists is in compliance with federal securities laws and New York Stock Exchange rules with regard to specialist trading.

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

     For example, in connection with the settlement mentioned in the preceding risk factor, we have become subject to a number of related actions, including two class action lawsuits. See “Item 3. Key Information— (D) Risk Factors—Risks Associated with the Industry in which we operate—Employee misconduct is difficult to deter and could result in losses” and “Item 8. Financial Information—(A) Consolidated Statements and Other Financial Information—Regulatory Proceedings and litigation.” An adverse resolution of any future lawsuits or claims against us could have an adverse effect on our business, financial condition, results of operations and cash flows.

A failure or alleged failure to comply with applicable laws and regulations, whether on the part of our firm or one or more of our employees, could result in substantial fines and other penalties.

     Our businesses and the securities industries in which they operate are subject to an extensive range of laws, rules and regulations in the United States and Europe that are promulgated by various governmental agencies and self-regulatory organizations. The laws, rules and regulations with which our businesses must comply include those relating to financial reporting requirements, trading practices, capital structure requirements, and record retention requirements governing the conduct of our directors, officers and employees. As illustrated by the investigation carried out by the New York Stock Exchange and the SEC, the failure or alleged failure to comply with any of the laws, rules or regulations applicable to us could result in censure, fine, the issuance of cease-and-desist orders or the suspension or disqualification of our directors, officers or employees, and other adverse consequences, which could have an adverse effect on our business. It could also result in the suspension or disqualification of whichever of our subsidiaries commits the violation by the SEC or other relevant regulatory authority or in that subsidiary’s suspension or disqualification as a member of the securities exchange on which it operates. Most of our employees are also subject to extensive compliance requirements, and in the event of non-compliance they may risk similar sanctions: in the event of such sanctions, their ability to contribute to our results of operations and cash flows may be impaired. If sanctions against either our businesses or employees occur we may be unable to operate a portion of our business, which could adversely affect our financial condition, results of operations and cash flows.

You could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

     Because “passive foreign investment company,” or “PFIC” status depends upon the composition of our income and assets (including, among others, equity investments involving interests of less than 25% in the investment) from time to time, and because there is uncertainty as to which of our income and assets would qualify for the securities dealer exception to the PFIC rules, there can be no assurance that the common shares or ADSs will not be considered shares of a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. Holder held our common shares or ADSs, certain adverse consequences could apply to the U.S. holder. See “Item 10. Additional Information—(E) Taxation—US Federal Income Taxation for Holders of Common Shares or ADSs.”

Tax laws in the United States or other jurisdictions in which we operate may change, as a result of which the effective tax rate to which we are subject may increase.

     Our operations are subject to corporation tax on their earnings and other tax levies, in each of the jurisdictions in which they are located. Changes in U.S. or other tax laws may result in an increase in our effective tax rate. We are unable to predict changes in tax law that may adversely affect us.

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

     The majority of our specialist and proprietary trading revenues is derived from trading by our subsidiaries as principal. Our subsidiaries may incur trading losses relating to these activities, because each primarily involves the purchase, sale or short sale of securities for its own account. In any period, our subsidiaries may incur trading losses in a significant number of securities for a variety of reasons, including the fulfillment of our subsidiaries’ specialist obligations, which may require them to effect trades when it is not profitable to do so. See “Item 4. Information on the Company—Our Business—VDM Specialists—Specialist activities” and “Item 4. Information on the Company—Regulation—The United States.” Although we have adopted risk management policies, we cannot be sure that these policies have been formulated properly to identify or limit our risks. Even if these policies are formulated properly, we cannot be sure that we will successfully implement them. As a result, we may not be able to manage our risks successfully to avoid trading losses.

We may not have sufficient capital in the future and may not be able to refinance our existing indebtedness or secure additional financing when we need it.

     Our business depends on the availability of adequate capital. We cannot be sure that we will have sufficient capital in the future or that we will be able to refinance existing indebtedness or that additional financing, if required, will be available on a timely basis or on terms that are favorable to us. Historically, we have satisfied these needs with internally generated funds and bank credit facilities, as well as the issuance of subordinated debt, financing preferred shares and common shares. We currently anticipate that our available cash resources and credit facilities will be sufficient to meet our anticipated working capital, regulatory capital and capital expenditure requirements through the end of 2006.

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

Fluctuations in exchange rates have in the past and could in future adversely affect the results of our operations.

     We publish our consolidated financial statements in euros. In 2005 and prior years, we derived nearly all of our income from operations in the United States. Because of this exposure to non-euro currencies, fluctuations in the exchange rates used to translate foreign currencies, particularly the U.S. dollar, into euros will affect our reported results of operations and cash flows from year to year. Exchange rate fluctuations will also affect the value (denominated in euros) of our investments in our subsidiaries in the United States and the United Kingdom. Our shareholders’ equity is denominated in euros and we pay dividends on our common shares in euros. While the U.S.

dollar strengthened against the euro in 2005, it has been significantly decreasing in 2006. Any further weakening could materially adversely affect our business, financial condition and results of operations. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Currency Risk.”

We may have difficulty identifying and financing suitable acquisitions, and any acquisitions that we do complete could adversely affect operating results.

     As part of our strategy, we continue to seek appropriate acquisition opportunities that we believe complement or expand our existing businesses. While growth by acquisition is not central to our long-term strategy, we do expect that judicious acquisition may prove to be the best means to achieving our planned expansion in some cases. We do not know if we will be able to identify appropriate acquisitions or be able to finance these acquisitions successfully once identified. Furthermore, an acquisition could require significant capital resources. Any failure to identify or finance future acquisitions may impair our growth.

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

     Furthermore, the value of any business we acquire may become less than the amount we paid for it if, for example, there is a decline in the relative position of that business in the market in which it operates or there is a decline in that market generally. Such decline in value, when considered with other relevant factors, could result in the impairment of goodwill, as was the case in the fourth quarters of 2003, 2004 and 2005. The amount of such impairment was charged to income from operations in the period in which it was determined that the impairment had occurred. See “Item 5. Operating and Financial Review and Prospects—(A) Operating Results—Overview—Recent Accounting Pronouncements.”

   We are highly dependent on technology in order to operate our businesses effectively.

     Our business activities require us to record and process accurately a very large number of transactions on a daily basis. Any failure or delay in recording or processing transactions could result in losses to us and could subject us to claims for losses and regulatory fines and penalties. We rely on our employees to operate and maintain our systems properly, and are similarly reliant on the proper functioning of the systems of the exchanges on which we operate, including in particular those of the New York Stock Exchange, as well as the systems of the depositary, clearing and settlement organizations with which we contract to support our operations. Our recording and processing of trades is subject to human, computer and mechanical errors. Moreover, extraordinary trading volume or other events could cause our systems, those of the exchanges on which we trade or those of the aforementioned depositary, clearing and settlement organizations, to operate at an unacceptably low speed or even fail. Our (or their) systems may fail as a result of hardware or software failure or power or telecommunications outages. Although we have back-up servers and systems and, in the case of VDM Specialists, we operate a disaster recovery site, these measures may not be effective in preventing an interruption of our business. Any significant degradation or failure of our information systems or any other systems we employ in the trading process, which could cause us to fail to complete transactions on a timely basis, could have an adverse effect on our business, financial condition, operating results and cash flows or could damage our relationships with our counterparties.

     Our future success will depend on our ability to respond to changing technologies and demands of the marketplace on a timely and cost-effective basis. Our failure to upgrade our information and communications systems on a timely or cost-effective basis could have an adverse effect on our business, financial condition, operating results and cash flows and could damage our relationships with our counterparties. Because of extensive new technological developments at the New York Stock Exchange (particularly, in connection with the Hybrid System) and those occasioned by Regulation NMS, risks associated with the introduction of new technologies described above may be higher at present than at other times.

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

     Several factors indicate that the regulatory environment for VDM Specialists may be changing. First, in April 2004, the New York Stock Exchange entered into a settlement with the SEC for its alleged failure to properly monitor the New York Stock Exchange specialists. Under the settlement, the NYSE made certain regulatory undertakings, including audio and video surveillance pilot programs on certain stocks traded on the exchange. Second, in connection with the demutualization of the New York Stock Exchange, the regulatory operations of NYSE Group were transferred to a new subsidiary, NYSE Regulation, Inc., which has its own board of directors and management, and which is intended to operate to a significant degree of independence from the non-regulatory operations of NYSE Group. Third, in public statements, the New York Stock Exchange and the NASD have indicated the possibility that various regulatory functions of these organizations may be combined in a single self-regulatory body. The cumulative effect of these developments and potential developments could lead to a more intense regulatory environment for VDM Specialists and may increase legal and compliance costs.

     In addition to the Netherlands and the United States, we currently have operations in the United Kingdom and Germany, and trade remotely on the Borsa Italiana, the OMX Exchanges (comprising most Nordic and Baltic markets) and the SWX Swiss Exchanges. We also trade French stocks and French, Belgian and Italian fixed income instruments remotely from Amsterdam through Euronext and a number of other markets of which we are not members through third party intermediaries. We intend to expand our operations to other countries in the future. To continue expanding our services internationally, we will have to comply with the regulatory controls of each country in which we conduct business. The securities industry in all developed countries is heavily regulated. The varying compliance, capital and other requirements of these different regulatory jurisdictions and other factors may limit our ability to expand internationally. We are subject to minimum net capital requirements promulgated by the exchanges on which we operate.

Our revenues, operating results and cash flows depend on the volume and volatility of trading and our ability to translate the increase in volume and volatility to an increase in trading revenues on the U.S. and European securities markets on which we operate.

     In 2005, we experienced a decline in the revenues and operating profit we earned. This decrease was largely the result of lower price volatility on those markets for a large portion of the year. These decreases resulted from a variety of influences, including uncertainty over the course of the U.S. economy, high oil prices, increasing interest rates, a reallocation of investors’ portfolios away from equities and reduced price volatility. Any one or more of the following factors, most of which are beyond our control, could, if not reversed, in future periods result in a continued decrease in our revenues and operating results, as was the case in the year ended December 31, 2005 compared with the year ended December 31, 2004:

•	a sustained decline in the level of intraday share price volatility;

•	persistent changes in the characteristics of New York Stock Exchange order entry, such as continued decreases in the average size of orders or the concentration of trading activity at the opening or close of the market; and

•	intermittent weakness in trading volumes on the exchanges where we are active.

     In addition, sustained decreases in profitability, when considered with other relevant factors, could result in the impairment of goodwill, as was the case in the fourth quarters of 2005, 2004 and 2003. The amount of such impairment was charged to income from operations in the period in which it was determined that the impairment had occurred. See “Item 5. Operating and Financial Review and Prospects—(A) Operating Results—Overview—Recent Accounting Pronouncements.”

We are subject to minimum net capital requirements promulgated by the exchanges on which we operate.

     Each exchange on which we operate maintains its own set of net capital requirements with which our subsidiaries must comply. In particular, if our subsidiaries fail to comply with certain minimum net capital requirements, they may be subject to penalties and fines. For example, VDM Specialists is required to maintain minimum net capital equivalent to the greater of $250,000 (€194,947) or 2% of aggregate indebtedness computed in accordance with SEC Rule 15c3-3. In addition, the New York Stock Exchange requires members who are specialists, such as our subsidiary, VDM Specialists, to maintain a minimum regulatory capital dollar amount to establish that they can meet, with their own liquid assets, their position requirements (the net liquid asset requirement). Failure to maintain the required capital or net liquid assets may subject VDM Specialists to suspension or revocation of registration by the SEC and the New York Stock Exchange, and ultimately could require the firm’s liquidation. In certain circumstances, withdrawals of capital from New York Stock Exchange member organizations, such as VDM Specialists, are limited by New York Stock Exchange and SEC rules.

The application of minimum net liquid asset requirements may hinder our ability to make acquisitions.

     The New York Stock Exchange requires any new specialist entity that results from a merger, acquisition, consolidation or other combination of specialist assets to maintain net liquid assets equivalent to the greater of either the aggregate net liquid assets of the specialist entities prior to their combination or the capital requirements prescribed under New York Stock Exchange Rule 104, which are described in “Item 4. Information on the company —(B) Business Overview—Regulation—The United States—Minimum net capital and net liquid asset requirements.” If we were unable to meet any new net liquid asset or net capital requirements from internally generated funds, we would be required to seek external sources of funding in order to finance the acquisition of another New York Stock Exchange specialist firm. If we were unable to obtain such funds on favorable terms, we would be unable to make such an acquisition, which could hinder our ability to grow our U.S. specialist business through acquisition. Currently, the capital requirements for our businesses in Europe are not as demanding as the requirements placed on New York Stock Exchange specialists, but these rules are subject to change. We cannot predict the effect any such changes may have. On May 26, 2005 the New York Stock Exchange applied to the SEC to change its rules governing the net liquid asset requirement in ways that would substantially reduce the amounts of net liquid assets that VDM Specialists and other New York Stock Exchange specialists are required to maintain. However, there can be no assurance that this will be approved by the SEC.

Specialist rules may require us to make unprofitable trades or to refrain from making profitable trades.

     Specialists operating on the New York Stock Exchange and other exchanges are assigned the role of conducting the auction in a particular security. When assigned a particular security, the specialist firm agrees to specific obligations including maintaining, as far as reasonably practicable, fair and orderly trading in that security. In acting as a specialist, our subsidiary, VDM Specialists, for example, is subjected to a high degree of risk by having to support an orderly market, maintain inventory positions and refrain from trading under some favorable conditions. Its role as a specialist, may, at times, require it to make trades that adversely affect its profitability, while at other times it may be required to refrain from trading for its own account in circumstances in which it may be advantageous to do so. For example, VDM Specialists may be obliged to act as a principal when buyers or sellers outnumber each other. In those instances, it may take a position counter to the market, buying or selling shares to support an orderly market in the affected stocks. In order to perform these obligations, it holds varying amounts of securities in inventory. In addition, New York Stock Exchange specialists may not trade for their own account when public buyers are meeting public sellers in an orderly fashion and may not compete with public orders at the same price. The New York Stock Exchange may make their rules governing the specialist or similar function more stringent or may implement changes, which could adversely affect our subsidiary’s trading revenues as a specialist or in performing similar functions.

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

     Financial markets are rapidly evolving and highly competitive. We expect competition to continue to intensify. We face competition from many firms varying in size and strategy. Large global financial institutions represent a significant group of our competitors. In addition, our current and potential competitors have established or may establish other co-operative relationships or may consolidate to enhance their services. This trend is evidenced in particular by the rapid consolidation among New York Stock Exchange specialists, the number of which has fallen from 37 as of December 31, 1996 to seven as of March 31, 2006. Three of the top five of these specialists are owned by or affiliated with banking groups that have significantly greater financial resources than we do, and two of the top five are affiliated with investment banks that act as underwriters of the initial public offerings of companies seeking to list on the New York Stock Exchange. In addition, new competitors may emerge and they may acquire significant market share. Some of our competitors also offer a wider range of services and products than we offer and have greater name recognition and more extensive customer bases. These competitors may be able to respond more quickly to new or evolving opportunities, technologies and customer requirements than we can, and may be able to undertake more extensive promotional activities. If we are unable to compete successfully, our future revenue and profit growth could be materially adversely affected.

     We have built our position on the New York Stock Exchange largely through acquisition. However, as a result of consolidation, there are now few potential acquisition targets among the remaining specialists.

Alternative trading systems and other execution venues could reduce the volume of trading on exchanges and therefore reduce the revenue from our trading activities on these exchanges.

     Alternative trading systems and exchanges such as The Nasdaq Stock Market, Inc. and regional exchanges that compete with the New York Stock Exchange for trades in New York Stock Exchange listed firms could reduce the levels of trading of exchange-listed securities executed on a securities exchange, such as the New York Stock Exchange. This, in turn, could have an adverse effect on our revenues. Over the past few years, a number of alternative trading systems, including electronic communications networks (ECNs,) have emerged which compete with the conventional markets by increasing the volume of trading in exchange-listed securities that occurs off the exchange in over-the-counter markets. Several national securities exchanges in the U.S. have also recently announced new initiatives that will compete for trading volume in New York Stock Exchange listed stocks. Similar new systems may continue to be developed and placed in operation and existing systems may increase their share of transactions.

   Market fragmentation may reduce market liquidity.

     When two or more markets trade the same security, the effect is that liquidity is spread over those markets. This results in a given market becoming less liquid than it would otherwise be, which could negatively affect revenues earned from any individual market on which we trade, although it may also open arbitrage opportunities to us where we have trading access to both markets.

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

     In addition, as traders and borrowers of securities, our subsidiaries conduct many securities transactions as principal with counterparties located in numerous jurisdictions. The securities exchanges on which our subsidiaries are active, the relevant national regulators and the associated clearing utilities and custodians monitor the credit standing of most of the counterparties with which our subsidiaries conduct business. However, our counterparties may default on their obligations, notwithstanding these regulatory controls and monitoring procedures.

Risks Related to our Common Shares and ADSs

Our articles of association and the laws of the Netherlands contain provisions that may have anti-takeover effects, which could prevent a beneficial change in control.

     Our articles of association and the laws of the Netherlands contain anti-takeover provisions. Among other things, our articles of association provide that our supervisory board may make binding nominations for the election of our executive board members and supervisory board members, and only a shareholders’ resolution approved by an absolute majority of the votes cast and representing more than one-third of the issued capital can set the nominations aside. Furthermore, our articles of association provide that resolutions by the general meeting of shareholders may be adopted by an absolute majority, which means a majority of all votes cast (unless the articles of association or Dutch law dictate a larger majority), so long as the resolution is adopted upon a proposal by the executive board that is subject to the approval of the supervisory board. A proposal not made by the executive board may only be adopted by an absolute majority at a general meeting at which more than half of the issued share capital is represented. A resolution to amend the articles of association may only be adopted by a general meeting of shareholders following a proposal by our executive board and subject to the approval of our supervisory board.

     Our articles of association provide for the future issuance of preferred shares to an unaffiliated foundation called Stichting Van der Moolen Holding. The Stichting’s object is to safeguard our interests and those of our subsidiaries in such a way that the interest of Van der Moolen Holding N.V. and all other concerned parties are safeguarded and that the continuity and independence of Van der Moolen Holding N.V. may be enforced to the maximum extent possible by acquiring and managing our preferred shares and by exercising the rights attaching to those shares, in particular the voting rights. We have entered into an agreement with the Stichting pursuant to which it has been granted a call option to acquire a sufficient number of preferred shares such that the Stichting could have voting rights equal to the total voting rights of the holders of our common and financing preferred shares taken together. Accordingly, the Stichting would be able to block or control all votes requiring an absolute majority of votes cast. See “Item 10. Additional Information—(A) Share Capital—Preferred shares.”

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

Item 4. INFORMATION ON THE COMPANY

(A) History and Development of the company

     We were incorporated under the name Van der Moolen & Co. on July 1, 1892 to serve as a hoekman (a function similar to that of a New York Stock Exchange specialist) on the Amsterdam Stock Exchange. We remained exclusively a hoekman for Dutch equities and bonds until 1978, when we began trading derivatives as well. Since then we have continued to expand organically and through the acquisition of businesses that either strengthened our existing operations or allowed us to enter additional geographic or product markets, such as our New York Stock Exchange specialist firm, which is now the fourth largest specialist in terms of number of specialist assignments.

     Our business was originally organized in the form of a general partnership. On December 10, 1986, our business was transferred to a newly incorporated limited liability company (effective approval of the proposal to incorporate was issued on December 8, 1986 under number N.V. 312.008) . We listed our shares on the Amsterdam Stock Exchange (subsequently Euronext) shortly thereafter, and listed our shares in the form of American Depositary Shares on the New York Stock Exchange on October 18, 2001. Our corporate seat is in Amsterdam, the Netherlands, and we continue to operate under the laws of the Netherlands. Our principal office is at Keizersgracht 307, 1016 ED Amsterdam, the Netherlands and our telephone number is +31 20 535 6789.

     On January 2, 2006, we acquired Curvalue Beheer B.V. and its subsidiaries (“Curvalue”) for an initial cash payment of €5.0 million and 3,803,509 of our common shares at an issue price of €3.83 per share. As part of the initial payment for the acquisition of Curvalue, the RDD Foundation, a related party to Mr. Den Drijver, member of our executive board and our CEO, received an initial cash payment of approximately €3.97 million and 3,018,354 common shares. The remaining 785,155 shares were issued to persons, or related parties thereof, that are currently employed by us or act as our advisor. These persons in the aggregate received an additional initial cash payment of approximately €1.03 million. All shares issued in relation to the acquisition are subject to lock-up restrictions. See “Item 7. Major Shareholders and Related Party Transactions—(B) Related Party Transactions.” In addition, there is an earn-out arrangement under the acquisition agreement consisting of two possible payments, which each may amount to a maximum payment of €10.4 million in cash and a maximum number of 1,920,964 VDM shares at an issue price of €3.83 per share. The exact amounts of the earn-out payments are dependent upon the profitability of Curvalue in 2005 and 2006 relative to pre-established profit targets. As a result of these earn-out payments, the RDD Foundation may end up holding between 6 and 12 percent of our share capital. See for further details Note 26 to our consolidated financial statements.

     Curvalue is a specialist and market maker in derivatives on a number of European exchanges, and also offers equity and derivative brokerage services, providing third parties with both voice and electronic access to all major European equity and derivative markets, the Chicago Board Options Exchange (“CBOE”) and the Chicago Mercantile Exchange (“CME”). The customers of this service are solely European at present. We regard this acquisition as of major strategic importance to us. See “(B) Business Overview—Our Strategy.”

(B) Business Overview

Our Company

     We are a securities trading firm, principally engaged in the trading of equities, equity options, equity index options and bonds on many of the leading securities exchanges in the United States and Europe. Operating business segments VDM Specialists, European Trading, and Holding and Unallocated which comprise four principal subsidiaries, we function as a low cost liquidity provider, providing liquidity in different time zones on exchange floors and electronic trading systems through our role as specialist or proprietary trader/market-maker. Acting as a counterparty to market professionals such as banks and brokerage firms, we transacted an average of over 100,000 transactions a day during 2005.

     For a description of our principal capital expenditures and divestitures, please see “Item 5. Operating and Financial Review and Prospects—(B) Liquidity and Capital Resources—Capital Expenditure.”

Our Key Strengths

     We believe that our historical and future success as a securities trading firm in the United States and Europe is and will continue to be based on the following factors:

     Diversified trading operations. Through subsidiaries in the United States, Germany, the United Kingdom and the Netherlands, we trade on some of the world’s leading securities exchanges, including the New York Stock Exchange, the Deutsche Börse, the London Stock Exchange, Euronext, the Borsa Italiana and the OMX Exchanges. This has allowed us to develop insights into, and knowledge of, how to optimize trading performance on each of the exchanges on which we operate. Although our activities are concentrated on the New York Stock Exchange, we are diversified in terms of instruments traded, since our subsidiaries trade equities, equity-related options or fixed income instruments in a number of markets. We are also able to leverage off of experiences in one market when considering how best to enter a new market or trade a new product. Furthermore, by operating on multiple exchanges, we are able to provide many dual-listed issuers with a comprehensive view of the trading activity in their securities and support an orderly trading market.

     Strong position in the specialist market on the New York Stock Exchange. As measured by the number of common stock listings on December 31, 2005, we operate as the fourth largest specialist on the New York Stock Exchange, with a market share of 14.4% of the issues listed on the exchange at that date. Our specialist book includes three components of the Dow Jones Industrial Average index, eight components of the Standard & Poor’s 100 Index and 44 components of the Standard & Poor’s 500 Index. As a specialist on the exchange, we are assigned to conduct the auction in the specialist stocks we represent. This unique position, together with the fact that we act as specialist for some of the exchange’s more volatile and high volume stocks, has been central to our ability to generate revenue and profit. We expect to benefit from our high quality portfolio of specialist stocks, as we expect many of the companies for which we act as specialist to grow and the volume of their shares traded to increase.

     Trading operations in Germany, the United Kingdom and the Netherlands. Through our German office we trade German and Swiss instruments, while our U.K. operation trades actively in British shares. In the Netherlands, we operate trade equities and fixed income instruments on Euronext, as well as equities in a number of other European markets and ADSs that are traded on U.S. exchanges. By leveraging the expertise we have developed in these markets, we have been able to increase the number and types of securities that we trade, as well as to expand our remote-trading operations to other exchanges in Europe.

     Experienced and successful team of traders. We devote substantial resources to training and retaining our skilled and experienced team of traders. We seek to instill our traders with our disciplined trading and risk management policies. We believe this results in a strong corporate culture, fosters employee retention and enhances our ability to attract new talent.

Our Strategy

       Strategy: Serving the public markets

     We aim to grow significantly in serving the public markets by offering scalable electronic trading platforms that provide low cost, high speed execution and the ability to expand across markets in a highly cost-effective way. Our goals for the next three to five years are the following:

•	VDM Specialists: to build on VDM Specialists’ number four position on the NYSE, continue to add to its book of specialist relationships and exploit opportunities for new types of trading opened up by the introduction of the NYSE’s Hybrid model;

•	Global derivatives liquidity provision and principal trading: to become a leading liquidity provider on all major European derivatives exchanges, and to build significant presence as liquidity provider on U.S. futures and options exchanges while expanding our principal activities globally;

•	Direct access brokerage: to build on OnlineTrader’s successful launch, provide low cost electronic execution for an increasing number of professional customers while adding access to securities, options and futures exchanges around the world.

     For the coming year, our major priorities are to integrate Curvalue’s derivatives and brokerage activities, build on its successful electronic business model and ensure VDM Specialists’ successful transition to the NYSE’s new Hybrid trading model. We expect that VDM Specialists is well prepared for the substantial changes following the adoption by the NYSE of its Hybrid trading model.

     With state-of-the-art technology in place, we are optimistic that our NYSE franchise will thrive in the new environment. Expansion of automated execution will level the playing field with Electronic Communication Networks (“ECNs”) and other execution venues, giving investors the choice of instantaneous direct order matching or price improvement through the specialist. We expect that the Hybrid model will create opportunities for new trading strategies as well as cost savings.

     We will build on our significant presence in European futures and options market making service, providing additional capital to this activity and seeking additional primary market making assignments. Opportunities in this area will increase with the adoption of the Amsterdam facilitation model by other Euronext markets later this year. We will also expand our trading activities into new equity and derivatives markets with the launch of U.S. electronic market making in options and futures on regulated exchanges.

     OnlineTrader, our direct access brokerage service launched by Curvalue in 2005, combines the efficiency and immediacy of electronic direct access to exchanges with voice brokerage support for complex or difficult transactions. We will move to increase OnlineTrader’s customer base and its connectivity to additional securities and commodities exchanges in stages over the next two years. Subject to resolution of European regulatory issues, our long-term aim is to seize opportunities for in-house matching of OnlineTrader’s order book for customer orders and principal trading in order to realize savings in exchange, clearing and brokerage fees. OnlineTrader currently connects to the following exchanges: Euronext (Amsterdam and Paris), Xetra, Euronext.Liffe (Amsterdam, London and Paris), Eurex Frankfurt, Eurex Zurich, CME, Chicago Board of Trade (“CBOT”); and the Inter Continental Exchanges. See “Item 3. Key Information—(D) Risk Factors.”

Our Business

     Since 2004, and prior to the acquisition of Curvalue and the incorporation of VDM Trading, we categorized our business into the segments VDM Specialists, European Trading, and Holding and Unallocated, which are comprised of four principal subsidiaries located in the United States and Europe. Our subsidiaries function on a largely autonomous basis, subject to our centrally established and monitored risk management and financial oversight. This structure allows us to incentivize the management and traders at our subsidiaries based on the operating performance of activities under their direct control. For changes in our group structure over the past three financial years see “Item 5. Operating and Financial Review and Prospects—(A) Operating Results.”

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

•	decimalization, which was rolled out for almost all New York Stock Exchange listed securities in January, 2001;

•	the number of households investing in stocks;

•	changes in the amount of assets managed through retirement plans, mutual funds, annuity and insurance products, index funds and other institutional investment vehicles;

•	the increased popularity and use of computerized trading, hedging and other derivative strategies;

•	higher equity portfolio turnover by individuals and institutional investors as a result of lower commission rates and other transaction costs; and

•	the introduction of on-line trading.

     These factors have, in turn, been influenced by low interest rates and low levels of inflation in the United States and Europe and, more recently, by market turbulence caused by uncertainty regarding the course of the United States and European economies, the reversal of the trend toward lower interest rates and political unrest.

VDM Specialists

     VDM Specialists is our largest subsidiary and is the sole component of our VDM Specialists business segment. It is one of the leading specialist firms on the New York Stock Exchange, and is currently the designated specialist in respect of 385 listed issues (including preferred shares and closed-end funds). For the year ended December 31, 2005, VDM Specialists, in which we hold a 75% interest, accounted for €89.8 million, or 80.0% of our total revenues.

     We established VDM Specialists in July 1999 by integrating the operations of our three majority-owned New York Stock Exchange specialists, Surnamer, Weissman & Co. LLC, Einhorn & Co. LLC and Lawrence, O’Donnell, Marcus LLC. We began to acquire interests in these companies in April 1997, April 1998 and October 1998, respectively.

     In June 2000, August 2001 and March 2002, we further bolstered our New York Stock Exchange specialist operations through the acquisition and consolidation of: Fagenson, Frankel & Streicher LLC; Scavone, McKenna, Cloud; Stern & Kennedy and Lyden, Dolan, Nick into VDM Specialists. We hold a 75% interest in VDM Specialists and 55 individual members together hold a 25% interest. These individual members include VDM Specialists’ senior managers and senior traders, and all individual members are active employees of the firm. We believe this ownership structure helps align the individual members’ economic interests with those of the Van der Moolen group, and fosters continued loyalty and retention. VDM Specialists operates from offices located in New York City.

       Specialist activities

     The New York Stock Exchange is currently the largest securities market in the world in terms of capitalization and trading volume. The market capitalization of all shares listed on the New York Stock Exchange increased from approximately $9.7 trillion at December 31, 1997 to approximately $13.3 trillion on December 31, 2005 (domestic U.S. issues and closed end funds only). During that period, the number of common stocks listed on the New York Stock Exchange decreased from 2,870 at the end of 1997 to 2,672 at the end of 2005 as a result of de-listings and mergers offsetting new listings and spin-offs. The U.S. market for equity securities has experienced dramatic growth in trading volumes, as evidenced by the increase in average daily trading volume on the New York Stock Exchange from 91.2 million shares in 1984 to 1,543 million shares in 2005, which represents a compound annual growth rate of 14.4% .

     Until recently, most trading of securities on the New York Stock Exchange was conducted through a continuous auction process in which open bids to buy and open offers to sell are made by New York Stock Exchange members, acting as principals for their own accounts or as agents for institutions or individual investors. In the “traditional” New York Stock Exchange market, buy and sell orders meet directly on the trading floor through this auction process, and prices were determined by the interplay of supply and demand. The auction process for each security was managed by one specialist for that security. The specialist is a member broker-dealer who has been granted the exclusive role to conduct the auction in order to maintain a fair and orderly market in its specialist stocks. Under the Hybrid model certain orders that are submitted to the New York Stock Exchange electronically will not participate in the traditional auction system. However, the auction system otherwise remains in place.

     Specialist firms conduct their auctions at specific trading posts located on the floor of the New York Stock Exchange. While New York Stock Exchange specialists receive orders for trades from brokers on the floor of the New York Stock Exchange, the vast majority of orders are routed through the New York Stock Exchange’s electronic order routing systems, including SuperDOT or Direct+®, although the individual size of these orders is currently limited (one feature of the Hybrid model is to remove many of these limits). Since each specialist firm runs the auction in its specialist stocks, it receives bids and offers in its specialist stocks on the New York Stock Exchange floor and through SuperDOT, and thereby gathers orders to price its stocks appropriately. The commercial attraction of acting as a specialist on the New York Stock Exchange is that it results in a guaranteed flow of orders to the specialist firm against which it may trade. In connection with the demutualization of the New York Stock Exchange, access to trading rights on the floor of the New York Stock Exchange is purchased by specialist and floor broker firms in an annual auction. Previously, perpetual trading rights were attached to ownership of the New York Stock Exchange, although these rights could be, and frequently were, leased from owners.

     Specialist firms compete for the right to act as specialists for stocks through an allocation process organized by the New York Stock Exchange. As part of this process, the New York Stock Exchange’s allocation committee selects three to five potential specialist firms that it deems suitable for the stock, based on criteria specified by the listing company. The listing company may choose to have the committee select a specialist on its behalf or it may choose to interview each specialist firm identified by the allocation committee and select the winning firm itself. As mentioned above, the New York Stock Exchange had submitted to the SEC a proposed rule change that will, if approved by the SEC as proposed, affect the allocation process. See “Item 3. Key Information (D) Risk Factors—We depend significantly on revenues from our specialist activities for a small group of companies listed on the New York Stock Exchange, and the loss of any of them could reduce our revenue.”

     When assigned a particular stock, the specialist firm’s role is to maintain, as far as practicable, fair and orderly trading in its assigned stocks. This means that trading in the assigned share will have reasonable depth and price continuity so that, under normal circumstances, a customer can buy or sell a stock in a manner consistent with market conditions. A specialist firm helps market participants achieve price improvement on their trades because the best bids and offers are discovered through the auction process. In any given transaction, the specialist firm may act as:

•	an auctioneer by setting opening prices for its specialist stocks and by matching the highest bids with the lowest offers, permitting buyers and sellers to trade directly with each other;

•	a facilitator bringing together buyers and sellers who are unaware of each other’s interest in order to execute a trade which would not otherwise occur;

•	an agent for broker-dealers who wish to execute transactions as instructed by their customers (typically, these orders are limit orders entrusted to the specialist at prices above or below the current market price); or

•	a principal using its own capital to buy or sell stocks for its own account.

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

     In actively-traded stocks, the specialist firm continually buys and sells its specialist stocks at varying prices throughout each trading day. The specialist firm’s goal and expectation is to profit from differences between the prices at which it buys and sells these stocks through the use of its own capital. In addition, specialists may receive commissions for handling transactions in a security as agent. In fulfilling its specialist obligations, however, the specialist firm may, at times, be obliged to trade against the market, which is likely to result in unprofitable trades. In addition, the specialist firm’s trading practices are subject to a number of restrictions, as described in “Item 4. Information on the company—(B) Business Overview—Regulation—The United States.”

     The majority of trades and dollar volume in New York Stock Exchange-listed stocks takes place on the New York Stock Exchange. Trades in New York Stock Exchange-listed stocks are also generally effected as follows:

•	some stocks are traded on multiple exchanges, such as regional exchanges, Electronic Communication Networks and non-U.S. exchanges, and trades take place on those exchanges; and

•	both New York Stock Exchange members and non-members may trade New York Stock Exchange-listed stocks off the New York Stock Exchange in the over-the-counter market.

     The growth of trading volume on the New York Stock Exchange in the 1990s increased the demands upon specialists, and subsequent declines have not greatly alleviated these demands. The size of orders decreased during this same period due to so-called smart order routing programs and as a result, specialists are required to execute a greater number of trades in a shorter period of time in order to fulfill their obligations. In addition, specialists are called upon to take larger positions in their specialist stocks. The specialist industry has experienced a period of consolidation over the past seven to nine years, with the number of specialist firms on the New York Stock Exchange having declined from 37 as of December 31, 1996 to seven as of March 31, 2006. These factors, in addition to the rising cost of necessary investments in technology, have increased all specialists’ capital commitments.

     Business activities.

     As of December 31, 2005, VDM Specialists had 58 specialists, each of whom were members of the New York Stock Exchange and 38 of whom were partners of the firm. These specialists act on behalf of listed companies that operate in a variety of industries, including financial services, media, oil and gas, retail, technology, pharmaceuticals and telecommunications. As of December 31, 2005, VDM Specialists served as a specialist for 385 common stock issues, or approximately 14.4% of the common stock issues listed on the New York Stock Exchange, including three of the 30 companies comprising the Dow Jones Industrial Average at that date and 44 of the companies included in the Standard & Poor’s 500 Index. Of our 385 common stock specialist assignments, 25 were for Canadian issuers and 54 were for other non-U.S. issuers.

     The following is a list of the 50 largest listed companies, by common stock capitalization, for which VDM Specialists had the specialist assignment at the New York Stock Exchange closing of December 31, 2005 in order of their respective global market capitalizations (in $ millions):

Company	Market Cap	Company	Market Cap

Pfizer Inc	$171,901	Norfolk Southern Corp	$18,220
UBS AG	$107,276	Stryker Corp	$17,994
Banco Santander Central Hispano SA	$82,494	Cendant Corp	$17,671
Hewlett-Packard Co	$81,242	ACE Ltd	$17,225
E.ON AG	$71,664	Danaher Corp	$17,186
Eli Lilly & Co	$64,322	Kohl's Corp	$16,755
Wyeth	$61,838	International Paper Co	$16,486
SAP AG	$56,969	McKesson Corp	$15,873
Canon Inc	$52,282	British Sky Broadcasting PLC	$15,800

Company	Market Cap	Company	Market Cap

Royal Bank of Canada	$50,469	Harley-Davidson Inc	$14,140
Manulife Financial Corp	$46,558	Starwood Hotels & Resorts	$13,901
Walt Disney Co	$46,109	Nortel Networks Corp	$13,265
Repsol YPF SA	$35,906	AngloGold Ashanti Ltd	$13,069
Duke Energy Corp	$25,462	Masco Corp	$12,795
HCA Inc	$22,860	Coach Inc	$12,671
Hitachi Ltd	$22,701	Fiat SpA	$10,836
Apache Corp	$22,563	Sunoco Inc	$10,669
Canadian Imperial Bank of Commerce	$21,978	Rockwell Automation Inc	$10,598
Guidant Corp	$21,484	Kerr-McGee Corp	$10,539
Petro-Canada	$20,727	ConAgra Foods Inc	$10,524
Golden West Financial Corp	$20,265	BOC Group PLC	$10,364
Novo-Nordisk A/S	$19,962	Hellenic Telecommunications	$10,297
Mittal Steel Co N.V.	$18,770	Textron Inc	$10,190
Veolia Environnement	$18,473	Pulte Homes Inc	$10,173
Telekom Austria AG	$18,398	Marshall & Ilsley Corp	$10,115

Source: Bloomberg.

     During 2005, VDM Specialists was selected to act as the specialist for Clear Channel Outdoor Holdings, Inc., Compton Petroleum Corporation, DCP Midstream Partners, LP, Diana Shipping Inc., Double Hull Tankers Inc., Emergency Medical Services LP, Excel Maritime Carriers Ltd., Fidelity National Title Group, Inc., Harvest Energy Trust, IAMGOLD Corporation, Ivanhoe Mines Ltd., K&F Industries Holdings Inc., New Skies Satellites Holding Ltd., Newkirk Realty Trust, Inc., Pike Electric Corp., Provident Energy Trust, TreeHouse Foods, Inc, Tronox Incorporated, VeriFone Holdings, Inc. and Western Alliance Bancorp.

     Like other New York Stock Exchange specialist firms, VDM Specialists is also assigned specialist roles in so-called “special purpose products,” such as corporate bonds. This activity is minor compared to its New York Stock Exchange equity business. VDM Specialists is currently self-clearing with respect to its specialist activities.

       Proprietary trading activities

     In its “upstairs” trading activities, VDM Specialists also engages in proprietary trading of New York Stock Exchange - listed instruments for which it does not act as the specialist, as well as Nasdaq- and American Stock Exchange-traded securities. Shares are selected for this trading activity based on its judgment of volume, volatility and how profitable such trading could be. VDM Specialists contracts with a third party to clear the trades resulting from this activity.

   European Trading

     We trade equities, equity options and fixed income instruments from two subsidiaries in Amsterdam, one in London and a Cologne-based operation that is a branch of Van der Moolen Effecten in Amsterdam as of January 1, 2006. Together, these operations accounted for €22.4 million, or 20.0%, of our total revenues for the year ended December 31, 2005. The activities of these subsidiaries may be summarized as follows:

			2005
	Location	Primary Activity	Revenues	Exchange Memberships

			(in € millions)
Van der Moolen Effecten	Amsterdam	Equities	4.4	Euronext, Deutsche Börse,
				OMX Exchanges, London S.E.,
				Borsa Italiana

Van der Moolen Trading	Cologne	Equities	9.3	Deutsche Börse (Xetra and
				Frankfurter Wertpapierbörse),
				SWX/virt-X, Eurex, Chicago

			2005
	Location	Primary Activity	Revenues	Exchange Memberships

			(in € millions)
				Mercantile Exchange
Van der Moolen Equities	London	Equities	7.0	London S.E.
Van der Moolen Obligaties	Amsterdam	Fixed Income	1.7	Euronext

     Although they operate largely independently of each other on a day-to-day basis, all these equity trading units are broadly similar, engaging primarily in intraday proprietary trading, especially in the more liquid segments of the markets in which they operate. They also engage in ADR arbitrage between shares and their corresponding ADSs. In general, these operating units do not trade under privileges and obligations as a specialist would, although in certain cases, for instance when Van der Moolen Effecten makes markets in Dutch shares on the Deutsche Börse, they may choose to take on such obligations.

     The liquid segments of the markets where these subsidiaries are active are order-driven markets, which means they lack an official liquidity provider, and all orders entered into the markets’ central limit order books interact freely with each other. All the European equity markets on which our subsidiaries trade (with the exception of the Frankfurter Wertpapierbörse) are fully electronic, without physical trading floors, and our subsidiaries make use of this feature to trade in some markets remotely—as, for example, when Van der Moolen Effecten trades on the OMX Exchanges without a physical presence in any of the nations included within the OMX network. All our equity trading subsidiaries earn their revenues primarily by trading as principals in the central limit order books of the exchanges where they are active, although arbitrage between shares traded on multiple markets, either within Europe or between Europe and the United States, is also an important activity.

     For the year ended December 31, 2005, the London Stock Exchange was the largest European equity market by capitalization, followed in descending order by Euronext, Deutsche Börse, SWX Swiss Exchanges, the Borsa Italiana and the Spanish Stock Exchanges.

     We trade fixed income instruments from our subsidiary in Amsterdam. This unit, Van der Moolen Obligaties, makes markets in Dutch and selected French, Italian and Belgian fixed income issues traded on Euronext. Its primary activity is to provide liquidity in these bonds to banks and brokers so they can fill retail orders in them. Van der Moolen Obligaties’ revenues are partly derived from commissions and partly from gains on principal transactions, and this subsidiary was profitable in 2005.

   Holding and Unallocated

     We classify as “Holding and Unallocated” revenues and expenses generated by miscellaneous activities and Holding Company activities, including the results from hedging certain currency exposures. Revenues in this category were nil for the year ended December 31, 2005.

   Acquisition of Curvalue

     On January 2, 2006, we acquired Curvalue, a Dutch incorporated broker-dealer in derivatives. See “Item 4. Information on the company—(A) History and Development of the company.” Curvalue was founded in March 1991 and is an independent trading and broker/dealer group in Europe. It has expanded its business model over the last 14 years to become a major player in the European derivative markets. Curvalue has an in-house software platform, developed and maintained by, among others, its own software engineers who have been with the company for many years. This enables fast adaptation to new exchanges and changes in requirements by existing exchanges. It also allows Curvalue to be at the forefront of placing quotes in the market and picking up volumes. Curvalue is active on the global equity and derivative exchanges in the following three business activities:

Options specialist

     It holds 71 options specialist licenses granted by several European Exchanges (Amsterdam, Paris, Frankfurt and Switzerland). Curvalue electronically inputs quotes to the Options and Futures markets at a predefined spread for assigned options series throughout each trading day to guarantee liquidity in the stock option. Curvalue specializes as a Primary Market Maker (“PMM”) and Competitive Market Maker (“CMM”).

       Futures Trading

     Curvalue trades for its own account and risk in futures in Amsterdam, London and Paris. Positions taken in the futures market are on an intraday basis.

       Brokerage

     Curvalue engages in professional voice brokerage and electronic execution-only brokerage. Voice brokerage is an access point for institutional and professional traders. At present, this activity provides third parties with execution access to all major European equity and derivative markets and the CBOE and CME. The customers of this service are solely European at present.

     See “Item 5. Operating and Financial Review and Prospects—(A) Operating Results—Recent Developments” for further details on this acquisition.

   U.S. Options Business

     In early May 2006, VDM Trading, LLC, an affiliate of VDM Specialists, LLC, started remote market-making in equity and index options traded on the CBOE. VDM Trading’s electronic options market-making system is complemented by an institutional sales arm, which offers listed equity and index options to institutional customers. Additionally, VDM Trading will be augmented by two floor-based market-makers located at CBOE.

Technology

     Technology is critical to the continued success of our operations. On December 31, 2005 13 of our 282 employees were dedicated to the development and maintenance of our technology.

     Our primary systems vary from subsidiary to subsidiary, as they must conform to local market infrastructure as well as the individual subsidiary’s requirements. Therefore, the primary responsibility for overseeing the integrity of these systems rests with each of our subsidiaries, although we coordinate and oversee the integration of these systems throughout the group. In New York, VDM Specialists’ primary systems are currently comprised of the New York Stock Exchange-supplied specialist trading terminals and position reporting system terminals. The New York Stock Exchange terminals are located on the trading floor and in VDM Specialists’ offices, and allow it to monitor its trading profits and losses as well as its positions. VDM Specialists has also developed software that allows it to monitor profits, losses and trading positions, on the basis of New York Stock Exchange feeds, in the event that New York Stock Exchange-provided systems fail. The specialist operation has also completed its Hybrid technology and will be deploying these propriety systems over the next several quarters. These systems will also give the New York operation the ability to interact in an electronic marketplace, enhance risk management, and grow the business in other marketplaces. Similar reporting systems have been constructed based on data feeds from the clearing banks that work with our other subsidiaries. Together, these systems allow our subsidiaries to monitor, on a real-time basis, their profits and losses along with their trading positions on all of the exchanges on which they trade. The primary trading system we have chosen for European equity trading, is provided by RTS Real-Time Systems A.G. and the trading systems used by Van der Moolen Obligaties uses provided by Cognizant Technology Solutions.

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

Regulation

     Our businesses and the securities industries in which they operate are subject to an extensive range of laws, rules and regulations in the United States and Europe that are promulgated by various governmental and quasi-

governmental agencies and self-regulatory organizations. The laws, rules and regulations with which we must comply include those relating to financial reporting requirements, trade practices, capital structure requirements, record retention requirements and the conduct of our directors, officers and employees. Failure to comply with any of these laws, rules or regulations could result in censure, fine, loss of required registrations or licenses, loss of the assignment to act as a specialist or market maker in a particular security, the issuance of cease-and-desist orders or the suspension or disqualification of our directors, officers or employees, and other adverse consequences, which could have an adverse effect on our business.

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

     Under New York Stock Exchange rules, a specialist has a duty to maintain, as far as reasonably practicable, a fair and orderly market in its specialist stocks. In order to fulfill its obligations, the specialist must at times trade for its own account, even when doing so may adversely affect the specialist’s profitability. In addition, under some circumstances, the specialist is prohibited from making trades as principal in its specialist stocks. As part of the price discovery mechanism implemented by the New York Stock Exchange, every specialist transaction is published immediately on the tape and is broadcast to the general public. The NYSE Regulation’s Market Surveillance Division examines specialists’ trading in all stocks, every trading day, including specialists’ decisions to trade or to not trade as principal. The specialist’s obligations are briefly described below.

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

       In addition, the specialist must comply with the following trading requirements:

•	A specialist must first satisfy a customer’s market buy order (an order to buy at the prevailing market price) before buying any stock for its own account. Similarly, a specialist must first satisfy a customer’s market sell order (an order to sell at the prevailing market price) before selling any stock for its own account.

•	A specialist must first satisfy a customer’s limit order held by it before buying or selling at the same price for its own account. A limit order is an order either to buy only at or below a specified price, or to sell only at or above a specified price.

•	If a public buyer wants to buy at a particular price and a seller wants to sell at the same price, the buyer and seller trade directly with each other, and the specialist may not interfere in the transaction unless he or she offers price improvement. On May 10, 2006, the New York Stock Exchange submitted to the SEC proposed rule change to allow specialists to effect proprietary transactions on a destabilizing basis for their own account when the trades are effected at a price that matches the current national best bid or offer.

•	The specialist does not charge commissions for trades that are matched by the Automated Order Routing System within five minutes from the time the order is received.

•	Except in some circumstances in less active markets, the specialist may not, without permission from a New York Stock Exchange official, initiate “destabilizing trades” as defined in the New York Stock Exchange Rules, for its own account which cause the stock price to rise or fall.

•	Any transactions by the specialist for its own account must be effected in a reasonable and orderly manner in relation to the condition of the general market, the market in the particular stock and the adequacy of the specialist’s position to the immediate and reasonably anticipated needs of the market.

•	The specialist cannot be in a control relationship with any of its listed companies. This means a specialist may not acquire more than 10% of any equity security in which the specialist is registered. Further, a specialist must report holdings of such securities of 5% or more of the outstanding issue, and the New York Stock Exchange may require the firm to divest itself of such holdings. A specialist may not hold any position as an officer or director or receive payments or loans or engage in business transactions with any of the listed companies in respect of which it acts as specialist.

     Certain trading restrictions also apply to an “approved person” (as defined by the New York Stock Exchange Rules to include, generally, an affiliate of the specialist) associated with the specialist. For example, a specialist may not effect any transaction in the specialist stock for the account of an approved person unless the transaction is reasonably necessary to permit the specialist to maintain a fair and orderly market. Any transaction in the specialist stock for the benefit of an approved person associated with the specialist must also be for investment purposes and effected in a stabilizing manner. In addition, an approved person may not originate order in a specialist stock of an associated specialist for any account over which it has investment discretion. Moreover, an approved person associated with a specialist may only trade in options or single stock futures overlying the specialty stock for hedging purposes only. An approved person and the associated specialist would be exempt from these trading restrictions if the specialist and the approved person follow the guidelines set forth under New York Stock Exchange Rule 98, which include the specialist and affiliate having organizational and management separation, information barriers and a written approval from the New York Stock Exchange that the affiliate and the specialist is in compliance with the guidelines.

       Broker-dealer regulation

     As broker-dealers registered with the SEC and as members of New York Stock Exchange, VDM Specialists is subject to overlapping schemes of regulation which cover all aspects of their businesses. These regulations relate to a variety of matters, including capital requirements, record-keeping and reporting requirements, supervisory and organizational procedures intended to assure compliance with securities laws and rules of the self regulatory organizations, the prevention of improper trading on “material non-public” information, employee-related securities transactions and procedures for the clearing and settlement of trades.

     As a registered broker-dealer, VDM Specialists is subject to the Bank Secrecy Act (as amended by the USA Patriot Act of 2001, also known as the “Patriot Act”) and SEC rules that implement it. The Patriot Act was enacted following the terrorist attacks in the United States and is intended to help combat money laundering through U.S. financial institutions. While the provisions of the Patriot Act do not apply to all of our subsidiaries or to all aspects of their business, some registered broker-dealers may be subject to certain additional disclosure and client oversight requirements. In addition, VDM Specialists is subject to New York Stock Exchange Rule 445. Rule 445 requires members of the New York Stock Exchange to comply with applicable provisions of the Patriot Act, as well as with certain additional requirements imposed by Rule 445 itself. These principally comprise additional oversight procedures to ensure compliance with the anti-money laundering program requirements of the Patriot Act.

       Minimum net capital and net liquid assets requirements

     VDM Specialists is subject to SEC Rule 15c3-1, sometimes called the “net capital rule,” under the Securities Exchange Act of 1934, as amended, which establishes minimum net capital requirements. The net capital rule is designed to ensure the general financial integrity and liquidity of a broker-dealer. In general, a broker-dealer’s net capital is defined as its net worth (assets minus liabilities), plus qualifying subordinated borrowings, less certain mandatory deductions that result from excluding assets that are not readily convertible into cash and from valuing conservatively its liquid assets. Among these deductions are adjustments, which are commonly called “haircuts,” which reflect the possibility of a decline in the market value of securities prior to disposal.

     VDM Specialists is required to maintain minimum net capital equivalent to the greater of $250,000 (€194,947) or 2% of aggregate indebtedness computed in accordance with SEC Rule 15c3-3, the customer reserve formula. In addition, VDM Specialists maintains substantial additional capital, referred to as “excess net capital.” VDM Specialists had excess net capital during the year ended December 31, 2005. For VDM Specialists, the excess net capital as at December 31, 2005 amounted to $251.8 million (€196.4 million).

     The New York Stock Exchange also requires members who are specialists to maintain a minimum regulatory capital dollar amount to establish that they can meet, with their own net liquid assets, their position requirement (the so-called net liquid asset requirement). Currently, the New York Stock Exchange requires that VDM Specialists, as well as other large New York Stock Exchange specialist firms, maintain minimum net liquid assets at a level in excess of the SEC regulatory requirement. The New York Stock Exchange’s Rule 104 minimum net liquid asset requirements subject specialist firms that exceed 5% in any of the New York Stock Exchange’s four concentration measures to more stringent requirements than those imposed by the SEC. Specifically, the requirements state that the net liquid assets must be equivalent to $4.0 million (€3.1 million) for each stock in the Dow Jones Industrial Average, $2.0 million (€1.6 million) for each stock in the Standard & Poor’s 100 Stock Price Index, excluding stocks included in the previous classification, $1.0 million (€0.8 million) for each stock in the Standard & Poor’s 500 Stock Price Index, excluding stocks included in the previous classifications, $500,000 (€389,894) for each common stock, excluding bond funds and stocks included in the previous classifications, and $100,000 (€77,979) for each security, excluding warrants and stocks not included in any of the above classifications. In addition, the New York Stock Exchange requires any new specialist entities that result from a merger, acquisition, consolidation or other combination of specialist assets to maintain net liquid assets equivalent to the greater of either the aggregate net liquid assets of the specialist entities prior to their combination or the new capital requirements prescribed under Rule 104. As of December 31, 2005 VDM Specialists’ minimum net liquid asset requirements was $243.0 million (€189.5 million) and its actual net liquid assets were $262.0 million (€204.3 million). However, there can be no assurance that this will be approved by the SEC.

     As a member of the New York Stock Exchange, VDM Specialists is also subject to the New York Stock Exchange’s Early Warning and Expansion-Contraction Capital Requirements. The New York Stock Exchange’s Early Warning Net Capital calculation requires firms to take an additional capital deduction equal to all capital withdrawals, including subordinated debt maturing within the next six months, if any. It also increases the SEC’s minimum net capital requirement to 5% of its aggregate indebtedness. Accordingly, a firm must immediately notify the New York Stock Exchange if its net capital should fall below the Early Warning level. If this condition continues for more than 15 consecutive business days, the firm is not permitted to expand its business. Additionally, a firm must contract or reduce its business if its Early Warning net capital falls below 4% of aggregate indebtedness for more than 15 consecutive business days.

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

     A change in the net capital rule, or in the applicable capital requirements of the New York Stock Exchange or of other self regulatory organizations, the imposition of new rules or requirements or any unusually large charges against net capital could limit our operations, which require the intensive use of capital, and also could restrict our ability to withdraw capital from our broker-dealer subsidiaries. This in turn could limit our ability to pay dividends and repay debt. A significant operating loss or any unusually large charge against net capital could adversely affect our ability to expand or even maintain our present level of business. In May 2005 (with an amendment in December 2005), the New York Stock Exchange submitted proposed rule change to the SEC seeking to adopt a risk-based minimum capital requirement.

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

       Exchange Fees

     The New York Stock Exchange and other exchanges charge a variety of fees to member organizations. These fees can significantly affect the cost of trading on the market.

       Regulatory Developments

     Regulation NMS

     On April 6, 2005, the SEC voted to adopt Regulation NMS, which can be expected to have a significant impact on the regulation of trading on equities trading in the U.S. One provision of Regulation NMS, known as the “order protection rule,” establishes inter market protection(i.e., the purchase or sale of an NMS stock during regular trading hours, either as principal or agent, at a price that is lower than a protected bid or higher than a protected order), subject to certain exceptions, for all NMS stocks and protection of quotations that are immediately accessible through automatic execution, subject to certain exceptions. The SEC has recently extended the compliance dates for the order protection rule into five phases (with projected completion on October 8, 2007). At this stage, it is unclear what will be the impact of Regulation NMS on VDM Specialists’s business.

     Hybrid System

     On March 22, 2006, the SEC issued an order approving New York Stock Exchange’s rule changes to establish the Hybrid System, which, among other things, increases the availability of automatic executions in the New York Stock Exchange’s existing automatic execution facility, Direct+®, and provides a means for participation in the expanded automated market by its floor members. The New York Stock Exchange proposes to implement the Hybrid System in five phases over a period of months so that market participants can adequately prepare to employ the different functions and features of the system. As part of the SEC order referred to above, the SEC approved Direct+®, which was originally approved (and has been operating) on a pilot basis, to be permanent. The implementation of the Hybrid System will significantly affect all of the New York Stock Exchange’s constituents, including specialist firms such as VDM Specialists. In particular, the existing order-entry system, Direct+®, will be modified to accept more types or orders and orders of all sizes.

     With the implementation of the Hybrid System, firms sending orders to the New York Stock Exchange will effectively be able to choose between immediate electronic execution and the slower but potentially less expensive search for price-improving liquidity through the auction mechanism. Also, the Hybrid System will accept certain new order types electronically that would be represented by the specialist to seek price improvement opportunities. Auction Limit Orders (“AL Orders”) and Auction Market Orders (“AM Orders”) would be automatically executed when they arrive at the Display Book system if the exchange quotation is at the minimum variation of one cent. Where a better bid/offer (as applicable) is published by another ITS (as defined below) participating market center in which an automatic execution is immediately available and such better bid/offer creates a minimum variation market compared with the best offer/bid on the exchange, an AL or AM order (or the requisite portion thereof) would be automatically routed to such other market center for execution, unless the specialist matches the prices of the better way offer/bid. If not automatically executed or routed away as described above, AM and AL orders at or better than the best offer/bid when they reach the Display Book system would be autoquoted the minimum variation better than the exchange’s best bid/offer (as applicable). It is possible for AL and AM orders to miss the market while attempting to obtain price improvement; however, according to the New York Stock Exchange, electronic representation should limit that possibility and that AL and AM orders which were not executed within 15 seconds after reaching the Display Book system will be automatically executed. Furthermore, certain events (namely, the availability of a subsequent order at a better price, the execution of an order on the same side that exhausted some or all of the displayed contra-side volume, or the cancellation of some or all of the displayed contra-side volume) may cause the AL and AM orders to be automatically executed before the 15 seconds elapsed.

     As part of the implementation of the Hybrid System, specialists will have the ability to manually and systematically place in a separate file (“specialist interest file”) within the Display book system their dealer interest at prices at or outside the best bid and offer (“BBO”). According to the New York Stock Exchange, the specialist interest file is intended to assist the specialist, in an automated environment, to fulfill its obligations to provide capital, bridge temporary gaps in supply and demand, and dampen volatility, and to provide increased liquidity at prices at or outside the BBO. Furthermore, specialist will also have the ability to maintain undisplayed reserve interest on behalf of their dealer accounts at the BBO, subject to certain requirements. Similarly, floor brokers will be permitted to represent electronically the orders they hold by including these orders in a separate file (“floor broker agency interest file”) within the Display Book system. The floor brokers will be permitted to place their liquidity electronically at or outside the BBO.

     In the Hybrid System, prior rules of priority, parity and precedence which governs executions at the New York Stock Exchange will be changed with respect to interest placed in the Display Book system. For instance, if there are no limit orders on the book at the BBO, specialist interest that clearly established the BBO would be entitled to priority over the floor broker agency interest file for one trade. Moreover, if there are no limit orders on the book at the BBO, a specialist interest displayed at that price would trade on parity with the floor broker agency interest files displayed at the BBO. In such instance, a specialist’s ability to trade on parity with the floor broker agency interest files would not be restricted by the specialist’s proprietary position (i.e., regardless of whether the specialist is increasing or decreasing it position).

     The New York Stock Exchange is continuing to formulate rules and procedures with respect to the establishment of the Hybrid System. For example, the New York Stock Exchange has recently submitted to the SEC, on April 7, 2006, a proposed rule change to amend Rule 104(d) with respect to the Hybrid System.

     Intermarket Trading System

     The linkage of U.S. equity markets is currently effectuated through the Intermarket Trading System (“ITS”) and a related agreement among markets (known as the “ITS Plan”). The ITS Plan establishes a trade-through requirement that is less comprehensive than that contained in the order protection rule of Regulation NMS. It is expected that, in connection with the implementation of the order protection rule, the ITS Plan will be replaced by other forms of inter-market linkage that will permit exchanges and other trading centers to satisfy their obligations under the order protection rule.

       Other U.S. Regulators and Rules

     VDM Trading, LLC is also a member of the CBOE and acts as a market marker in options traded on the CBOE. Similar to the New York Stock Exchange, the CBOE regulates the trading activities and other conduct of its members through rules which are subject to amendment and modification from time to time.

     Van der Moolen Financial Services, through its direct access brokerage service, OnlineTrader, is a member firm of the CBOT. This exchange has rules that govern its members and the activities on the exchange.

   Europe

     The first level of securities regulation for countries that are members of the European Union is the European Union’s Investment Services Directive of 1993. This applies in all the European countries in which we currently operate except Switzerland. This legislation broadly outlines the regulatory framework required of each European Union member state, including requirements that certain activities, such as insider trading, be prohibited by national legislation and that other activities, such as minimum capital requirements, be mandated. Details of the implementing national legislation are in certain cases specified by the directive. One important feature of the directive is the so-called “European passport,” which requires mutual recognition of regulated status within the European Union. This allows a firm established and regulated in one European Union country to conduct limited and specified investment business in other European Union countries without having to qualify separately under the local regulatory regime. Several of our European subsidiaries make use of this “passport,” as for instance when Van der Moolen Effecten trades as a member of German, Italian or Nordic exchanges.

   The Netherlands

       Licenses

     All our subsidiaries that are incorporated under Dutch law and active in securities trading are licensed by the Autoriteit Financiële Markten, (the Financial Markets Authority), in accordance with the 1995 Act on the Supervision of Securities Trading, or the Dutch Securities Act. The objects of this act and the accompanying legislation are the adequate functioning of securities markets and the protection of the positions of investors in such markets. These licenses allow the offering of services as a securities intermediary in or from the Netherlands. The specific types of services permitted are set out in the licenses.

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

     Van der Moolen Effecten has been admitted, for example, by Deutsche Börse as an exchange participant through its Xetra trading platform. These foreign activities are regulated by Dutch law, as well as by the relevant German regulations—the latter primarily in reference to technical aspects of trading on the Deutsche Börse. A similar pattern of oversight, i.e. lead regulation in the country of domicile supplemented by local regulation in the market traded, applies wherever one of our four European subsidiaries trades on an exchange other than its domestic market.

     The Dutch central bank, in its capacity as prudential regulator for the Dutch banking, securities and insurance industries, imposes minimum capital requirements on Dutch broker-dealers. In Van der Moolen’s case, this minimum is €730,000. Van der Moolen’s Dutch businesses maintain regulatory capital in excess of this amount.

       Regulations of Euronext exchanges

     Euronext was formed through the merger of three exchanges in 2000; a fourth joined the combination in 2001 and a fifth in 2002. The members of what, prior to the mergers, were the exchanges in Paris, Brussels, Portugal, Amsterdam and the London International Financial Futures Exchange remained members of the relevant exchange and automatically became members of the other four exchanges. As a result, each member has access to the entire integrated trading platform of Euronext. Euronext intends that, so far as is possible, the membership capacities and requirements of each of the exchanges will be harmonized in due course. To the extent that local regulation and legislation permit, Euronext harmonizes its trading rules across its constituent markets in a single rulebook, which is enforced by the individual local exchanges and their regulators.

     All trading of cash products on Euronext is executed though the NSC system. The NSC trading platform supports two principal equity-trading mechanisms so that each share traded on Euronext is traded in a way that Euronext believes optimizes liquidity and price discovery. The trading mechanisms for liquid equities are continuous trading with or without an animateur, which is a market making function subject to certain trading obligations. The trading mechanisms for less liquid equities are auction trading with or without an animateur .

     On May 22, 2006, NYSE Group confirmed in a letter to the Chairmen of the Euronext N.V. Supervisory and Management Boards the terms of a business combination proposal under discussion between NYSE Group, Inc. and Euronext N.V.

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

Competition

     Different trading rules and market structures on the exchanges where we are active affect the dynamics of how we interact with our counterparties, and changes to either the rules or the structures may affect our competitive position. Firm-specific influences on our ability to capture trading opportunities by offering competitive prices include our trade-financing and settlement costs, the skills of our traders, the sophistication of our trading software and the refinement of our analytical techniques. As a business where revenue capture depends almost entirely on price competitiveness, security trading demands close attention to costs. This is largely manifested in the pursuit of economies of scale and scope.

     Certain exchanges designate professional trading firms to carry out specific trading functions within their trading structure. Often these involve informational privileges, discounts on transaction fees or the right to charge a commission for specific trading services performed, in return for meeting obligations imposed by the exchange, for example, payment of fees or a requirement to offer a continuous market of a certain minimum size at a maximum “bid/ask spread.” Where an exchange offers such a trading structure, we may choose to compete directly with other trading firms to obtain these privileges. In this instance, the competition is not for revenues as such, but for the opportunity to capture revenue through normal trading activities. The nature of this competition varies across exchanges.

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

     As of December 31, 2005, we were the fourth largest New York Stock Exchange specialist based on number of common stock listings, and had a market share of 14.4% of all issues listed at that date. Together, the top four New York Stock Exchange specialist firms had a market share of 85.5% of all issues listed at that date.

     The following is a list of the top five New York Stock Exchange specialist firms as of December 31, 2005, based on their number of common stock listings and market share in terms of such listings:

New York Stock Exchange Specialist	Number of common stock listings as of December 31, 2005	Market share (%)

LaBranche & Co.	563	21.1
Spear, Leeds & Kellogg Specialists LP	545	20.4
Bank of America Specialist Inc.	425	15.9
VDM Specialists, LLC	385	14.4
Bear Wagner Specialists, LLC	367	13.7

Source: The New York Stock Exchange.

     The competition for obtaining specialist assignments for newly listing companies on the New York Stock Exchange is intense. We expect competition to continue. Some of our competitors may have significantly greater financial resources than we have and may also have greater name recognition. These competitors may be able to respond more quickly to new or evolving opportunities and listed company requirements. They may also be able to undertake more extensive promotional activities to attract newly listed companies. In addition, the specialist industry has recently undergone significant consolidation. The combined companies resulting from this consolidation have a stronger capital position than previous specialists firms. We cannot be sure that we will be able to compete effectively with our current or future competitors. We also cannot be sure that the competitive pressures we face will not have an adverse effect on our business, financial condition and/or operating results.

   European Trading

     Our European operations do not hold any specialist privileges or similar privileged trading status in any of the markets in which they operate. A few activities—notably our role as market maker in Dutch equities traded on Deutsche Börse—do involve trading under specific obligations. These positions were obtained by application to the relevant exchanges and are equally available to any other eligible firms that choose to apply for them: hence there is no competition for these positions.

     Our European equity trading activities are largely free from competition, since they do not pursue customer business. They do, however, compete with other firms for profitable trading opportunities, and in this sense they are in competition with any other firm or individual that might have an interest in trading equities at the same moment that they do. Trading orders from the proprietary trading desks of firms such as Goldman Sachs Group Inc., Merrill Lynch & Co., Deutsche Bank A.G. or ABN AMRO N.V., and orders that these and other banks or brokerage firms submit on behalf of their clients, whether institutions, hedge funds or private individuals, all compete with Van der Moolen’s orders to execute at a specific price.

     To compete effectively, our European operations maintain the best trading technology they can obtain, so that their orders reach the relevant markets as quickly as possible. Further, by maintaining strict cost disciplines over all aspects of these businesses, we increase our opportunities to trade relative to firms with less stringent cost disciplines, since a price at which it may be profitable for us to trade at may not be profitable for other firms with a higher cost structure.

     Our bond trading subsidiary in Amsterdam, Van der Moolen Obligaties, is in competition with other firms for execution business. With the removal of the specialist function on Euronext, our Dutch bond subsidiary negotiates, jointly with its sole competitor Binck B.V., to provide market making services in bonds to Dutch banks and brokerage firms on a commission basis. Van der Moolen Obligaties competes with Binck for these firms’ business largely on the basis of price and service.

   Electronic communications networks

     Technological advances have contributed to increased trading through alternative trading systems, such as electronic communications networks, or ECNs, and crossing systems. ECNs are electronic systems with communications facilities that allow electronic routing, matching and execution of multiple orders from different firms and, in some cases, directly from investors, without human intervention. In the United States, ECNs have captured a significant share of Nasdaq transactions. However, the repeal in 1999 of New York Stock Exchange Rule 390, which forbade New York Stock Exchange members from trading in shares listed on the New York Stock Exchange prior to April 26, 1979 off a regulated market, for example, on an ECN, has given ECNs greater latitude to compete for transactions in New York Stock Exchange-listed stocks. Trades not matched in-system are executed through traditional market mechanisms, with ECNs functioning in that case more as transmitters of orders to organized exchanges than as marketplaces for those orders. Alternative trading systems may be developed, organized and operated by large brokerage houses and investment banks with greater capital, better access to technology and direct access to investors than us. As a result, these parties may be well positioned to direct trading to these networks. Alternative trading methods could account for a growing percentage of the trading volume of New York Stock Exchange-listed stocks. The New York Stock Exchange has introduced various electronic order execution mechanisms to counter this threat to its business. The NYSE is currently deploying its Hybrid trading model that will compete directly in the “electronic marketplace” and will enhance its current specialist system.

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

(C) Organizational Structure

     The following table sets forth the name and jurisdiction of incorporation of, and our ownership and voting interest in, our principal subsidiaries as of June 14, 2006.

Subsidiary	Country of Incorporation	Percentage Ownership and Voting Interest

VDM Specialists, LLC	United States of America	75.0
Van der Moolen Effecten Specialist B.V. Amsterdam (1)	Netherlands	100.0
Van der Moolen Obligaties B.V.	Netherlands	100.0

Subsidiary	Country of Incorporation	Percentage Ownership and Voting Interest

Van der Moolen Effecten Specialist B.V. Cologne Branch(1)	Germany	100.0
Van der Moolen Equities, Ltd.	United Kingdom	100.0
Van der Moolen Financial Services B.V.(2)	Netherlands	100.0
Van der Moolen Financial Services S.A.S.(2)	France	100.0
Curvalue Beheer B.V.(2)	Netherlands	100.0
Curvalue II B.V.(2)	Netherlands	100.0
Curvalue III B.V.(2)	Netherlands	100.0
Cybertrading B.V.(2)	Netherlands	100.0
Curvalue IV Ltd.(2)	United Kingdom	100.0
Curvalue II GmbH(2)	Germany	100.0

(1)	As of January 1, 2006, Van der Moolen Trading GmbH became a branch of Van der Moolen Effecten Specialist B.V.

(2)	As of January 2, 2006, these are subsidiaries of the company following the acquisition of Curvalue.

(D) Property, Plant and Equipment

     At December 31, 2005, we leased office space in Europe in Amsterdam, Cologne, London, and in the United States in New York. Our headquarters are located at Keizersgracht 307, Amsterdam, where we lease approximately 23,952 square feet, which is partly sublet to third parties. Our other principal offices are located at 45 Broadway, New York, where VDM Specialists leases approximately 23,450 square feet. Our total lease expense for the existing premises is expected to be €1.3 million for the year ended December 31, 2006. Our leases expire between the years 2006 and 2010. Due to the acquisition of Curvalue our office space is extended and the lease expense for these premises is expected to be €1.1 million for the year ended December 31, 2006.

Item 4A. UNRESOLVED STAFF COMMENTS

       None.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     You should read the following discussion of our financial condition and results of operations together with our consolidated financial statements and the notes to those statements included elsewhere in this annual report. This discussion contains forward-looking statements about us and our industry, based on our current expectations, assumptions, estimates and projections. These forward-looking statements involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, as more fully described in the “Item 3. Key Information—(D) Risk Factors” section and elsewhere in this annual report.

(A) Operating Results

Overview

     We are a transatlantic securities trading firm that principally engages in the trading of equities, equity options, equity index options and bonds on some of the leading securities exchanges in the United States and Europe. Operating from several locations worldwide, we function as an “all systems” trader, providing liquidity in different markets on exchange floors and electronic trading systems through our role as specialist or proprietary trader/market maker.

     For the periods covered in this document, our business consisted of the following operating segments that we reported separately; VDM Specialists, European Trading, and U.S. Option Business (the last component of which was sold in December, 2004). These comprised principal subsidiaries that are located in the United States and Europe. We reported our remaining revenues, most of which are non-operating in character, under Holding and

Unallocated. Our subsidiaries function on a largely autonomous basis, subject to our centrally established and monitored risk management policies and financial oversight. Our principal subsidiaries, categorized by business segment, included:

       VDM Specialists

•	VDM Specialists, one of the leading specialist firms on the New York Stock Exchange;

       European Trading

•	As of January 1, 2006, Van der Moolen Trading GmbH has been restructured as Van der Moolen Effecten Specialist B.V., Cologne Branch, a proprietary trader in German and Swiss equities, equity-related options and arbitrage;

•	Van der Moolen Effecten Specialist B.V., Amsterdam, an equity trading firm on Euronext, the Helsinki Stock Exchange, the Borsa Italiana, the Deutsche Börse, Eurex, and the Virt-X/Swiss exchange, which engages in proprietary trading and arbitrage;

•	Van der Moolen Obligaties B.V., a market maker in Euronext-listed Dutch and French bonds and bonds traded on the Borsa Italiana, partly on commission basis;

•	Van der Moolen Equities, Ltd., a proprietary trader in large- and mid-capitalization British shares and arbitrageur of London-listed shares or ADSs and ADSs on London-listed shares or foreign shares traded in other markets;

•	Van der Moolen UK Ltd, an over-the-counter market maker in fixed income instruments, which we sold in January, 2004;

      U.S. Option Business

•	Van der Moolen Options USA, LLC, which activities we sold in December, 2004; and

•	Cohen, Duffy, McGowan, LLC, which ceased activities in December, 2003, and in respect of which liquidation was substantially completed in 2004.

     In our consolidated financial statements, we have reported the U.S. Option Business and Van der Moolen UK, Ltd. as discontinued operations.

   Basis of preparation of our consolidated financial statements

       Changes in group composition

     The consolidated financial statements from which the financial information discussed below has been extracted have been prepared in accordance with U.S. GAAP. We have fully consolidated the financial statements of all subsidiary companies over which effective control is exercised by virtue of ownership of a majority of the voting rights of those subsidiaries. Further, as a result of the adoption of FASB Interpretation No. 46 (R), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” we have consolidated LOC, LLC (“LOC”). FIN 46(R) requires a company to consolidate a variable interest entity (“VIE”) if the company has a variable interest that gives it a majority of the expected losses or a majority of the expected residual returns or both of the entity. The Company has determined that LOC is such a variable interest entity. LOC is a limited liability company; its members are members or former members or employees of VDM Specialists. LOC’s purpose is to provide a mechanism through which its members may acquire ownership of a New York Stock Exchange membership. Capital contributed by members and funds borrowed by LOC are used to purchase these memberships. At December 31, 2005, LOC and its members were the beneficial owners of three New York Stock Exchange memberships. Van der Moolen Holding N.V. has guaranteed the repayment of the loan issued to LOC by a third party. The outstanding loan amount is the company’s maximum exposure under the guarantee. The consolidation of LOC did not affect Shareholders’ equity at December 31, 2005 and December 31, 2004 or Net Loss for the years then ended.

     All significant inter-company account balances and transactions have been eliminated in our consolidated financial statements, and the minority interests in our subsidiaries that are not wholly-owned are reflected in them.

     The acquisitions and disposals which have occurred over the last three financial years have had an effect on our group structure, and the accounting treatment thereof has had a significant effect on the comparability of our results from period to period and is an important factor in interpreting our results. The changes in our group structure over the past three financial years have been the following:

•	On August 1, 2003, following the departure of two minority members, we acquired an additional 14.543% interest in Cohen, Duffy, McGowan LLC, raising our share in the firm from 51% to 65%, for a consideration of €0.6 million.

•	On December 17, 2003, we announced that Van der Moolen Options USA, LLC had closed its Philadelphia Stock Exchange activities. No consideration was received in connection with this closure.

•	Also on December 17, 2003, we announced the expected closure of Cohen, Duffy, McGowan LLC, which was substantially liquidated during 2004. No consideration was received in connection with this closure.

•	On December 18, 2003, we closed the operations of Kenny & Co. No consideration was received in connection with its closure. This entity was liquidated during 2004.

•	The option trading activities of Van der Moolen Opties Amsterdam B.V. were progressively wound down, beginning in 2002, and the unit was closed during 2003. No consideration was received in connection with this closure.

•	On January 7, 2004, we announced the sale of our subsidiary, Van der Moolen UK Ltd, which sale was completed on April 7, 2004. We received a total consideration of approximately €8.3 million, equivalent to the book value of Van der Moolen UK, Ltd. as of December 31, 2003.

•	In December 2004, we sold substantially all of the assets and trading related liabilities of our subsidiary, Van der Moolen Options USA, LLC. The consideration received approximated the carrying value of the net assets sold and amounted to €0.2 million.

     Following the closure and sale of the operations of Cohen, Duffy, McGowan, LLC, Kenny & Co, Van der Moolen Opties Amsterdam B.V., Van der Moolen UK Ltd. and Van der Moolen Options USA, LLC, the results of these subsidiaries have been reclassified in our consolidated financial statements as discontinued operations, in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets.” The review of our operating results set forth below under “—Results of Operations for the Years Ended December 31, 2005 and 2004” and “—Results of Operations for the Years Ended December 31, 2004 and 2003” reflect these reclassifications.

     Determination of functional currency

     Prospectively from January 1, 2004, the functional currency of Van der Moolen Holding N.V., its financing entity Van der Moolen International B.V. and certain of its intermediate holding companies has been changed from the euro to the U.S. dollar. The primary economic environment in which a corporate entity operates determines its functional currency. The change in functional currency reflects the dominance of the company’s U.S. activities, and management’s judgment that this dominance could no longer be considered a temporary phenomenon. The currency in which the financial statements are presented (the presentation currency) remains the euro, given the statutory seat of Van der Moolen Holding N.V.

     As a company listed in the Netherlands, we are required to adopt International Financial Reporting Standards (“IFRS”) as of January 1, 2004, and to present our 2005 financial statements (including comparative financial information for 2004) in accordance with IFRS. As part of the transition from Dutch Generally Accepted Accounting Principles to IFRS, we were required to undertake a functional currency evaluation as at January 1, 2004. We concluded that the functional currency of Van der Moolen Holding N.V., Van der Moolen International B.V. and certain of our intermediate holding companies under IFRS was the U.S. dollar. Our change in functional currency for U.S. GAAP purposes therefore aligns the designation of functional currency under both IFRS and U.S. GAAP.

   Recent Accounting Pronouncements

     In December 2004, the FASB issued a revision to SFAS No. 123, SFAS No. 123(R), “Share Based Payment.” SFAS No. 123(R) will require compensation costs related to share-based payment transactions to be recognized in the financial statements over the period that an employee provides service in exchange for the award. SFAS No. 123 (R) replaces SFAS No. 123 and supersedes APB No. 25. SFAS No. 123(R) will be effective for the company no later than January 1, 2006. We are currently evaluating the effect of the adoption of SFAS No. 123(R), but, given the termination of the employee stock option plan as described in Note 18, do not expect adoption to have a material effect on the company’s financial condition, results of operations or cash flows.

     In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” which replaces Accounting Principles Board Opinion No. 20 “Accounting Changes” and SFAS No. 3 “Reporting Accounting Changes in Interim Financial Statements—an amendment of APB Opinion No. 28.” SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. SFAS No. 154 eliminates the requirement in Accounting Principles Board Opinion No. 20 to include the cumulative effect of changes in accounting principles in the income statements. SFAS No. 154 establishes retrospective application, or application as of the earliest practicable date, as the required method for reporting a change in accounting principle and restatement with respect to the reporting of a correction of an error. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal periods beginning after December 15, 2005. Management cannot estimate the impact that SFAS No. 154 will have on the company’s financial statements related to future changes in accounting policies that will be required to be applied retrospectively.

     In February 2006, the FASB issued SFAS 155, “Accounting for Hybrid Financial Instruments,” an amendment to FASB statements No. 133 and 140. This statement permits fair value measurement for certain hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. This statement is effective for all financial instruments acquired or issued in an entity’s first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided that interim period financial statements have not been issued for the financial year. We are currently reviewing the impact that adoption of SFAS No. 155 will have on our financial condition, results of operations or cash flows, but expect that it will not have a material impact.

   Critical Accounting Policies

     The Notes to our consolidated financial statements included elsewhere in this annual report contain a summary of our significant accounting policies, including a discussion of recently-issued accounting pronouncements. Many of our accounting policies require significant judgment regarding the valuation of assets and liabilities and/or significant interpretation of specific accounting guidance, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. The following is a summary of our more judgmental and complex accounting policies. Additional information about these policies can be found in Note 2 to our consolidated financial statements.

     Goodwill

     A critical accounting estimate is the determination of the fair value of each of our reporting units and their goodwill under the provisions of SFAS No. 142 “Goodwill and other Intangible Assets.” In determining fair value, we used standard analytical approaches, such as the market comparison approach and the income approach. The market comparison approach is based upon comparisons of the subject company with similar companies engaged in an actual merger or acquisition or with public companies whose stocks are actively traded. The income approach involves estimating the present value of the subject company’s future cash flows by using projections of cash flows that the business is expected to generate, and discounting these cash flows at a given rate of return. Each of these methodologies requires the use of management estimates and assumptions, such as growth rates for our revenues, expenses, effective tax rates, returns on working capital and capital expenditure, among others. We also assumed a certain discount rate and terminal growth rates in our calculations. We performed the required impairment tests of goodwill for all reporting units during the fourth quarter of 2005. For our 2005 goodwill impairment test of our reporting unit VDM Specialists we engaged an independent business valuation firm to perform the required valuations. In our SFAS No. 142 test, we compared the fair values of our reporting units and the fair value of our reporting units’ goodwill—obtained based on the methods described above—to their respective carrying values in two separate steps under SFAS No. 142 guidelines to arrive at a €17.6 million impairment of goodwill related to our NYSE franchise VDM Specialists and a €1.8 million impairment of goodwill related to our European trading activities.

     The determination of fair value is necessarily a subjective process. Depending on market factors in 2006 and beyond, such as possible major changes in the New York Stock Exchange market structure, we could be faced with further impairment indicators affecting the carrying value of our goodwill and other intangibles at December 31, 2005, which could result in future impairment losses.

     Other intangible assets - specialist stock lists

     Other intangible assets mainly consist of specialist stock lists acquired in connection with certain business combinations and are amortized on a straight-line basis over 40 years. The fair value of the specialist stock lists at the date of acquisition used for purchase price allocation and the determination of the useful lives were determined based on independent appraisals. The useful lives are determined based upon analysis of historical turnover characteristics of the specialist stocks. We periodically evaluate whether events or circumstances have occurred that indicate the remaining estimated useful life may warrant revision or that the remaining balance may not be recoverable. Factors we consider important which could trigger impairment include, among others, changes to the specialist function on the New York Stock Exchange, the loss of significant stocks for which we act as specialist and a significant decrease of our market capitalization. When factors indicate that intangible assets should be evaluated for possible impairment, we use an estimate of undiscounted projected cash flows over the remaining life in order to measure whether the assets are recoverable. As a result of uncertain market conditions and associated lower profitability, in the fourth quarter of 2005 we were required to perform an impairment test for the specialist stock lists acquired in relation to VDM Specialists. The valuations were performed by external independent consultants, in conformity with the rules dictated by Statement of Financial Accounting Standard No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”). An impairment loss, calculated as the difference between the fair value and the carrying amount of the specialist stock lists, is recognized if the sum of the undiscounted cash flows expected to result from the use and eventual disposal of these assets is less than the corresponding carrying value. Following the valuations performed, we determined that there was no impairment charge necessary for the specialist stock lists of VDM Specialists.

     Other-than-temporary impairment of exchange memberships

     The determination of the fair value of exchange memberships is a critical accounting estimate. The exchange memberships we own were originally carried at cost, pursuant to the guidelines published by the American Institute of Certified Public Accountants, entitled “Audit and Accounting Guide—Brokers and Dealer in Securities.” Adjustments to carrying value are made if we deem that an “other-than-temporary” decline in value has occurred, as defined in Emerging Issues Task Force Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.”

     In determining whether the value of the exchange memberships the company owns are impaired (i.e., fair market value is below cost) and whether such impairment is temporary or other-than-temporary, we consider many factors, including, but not limited to, information regarding recent sale and lease prices of exchange memberships, historical trends of sales prices of memberships, the current condition of the particular exchange’s market structure, legal and regulatory developments affecting the particular exchange’s market structure, trends in new listings on the particular exchange, general global and national economic factors and our knowledge and judgment of the securities market as a whole and the specialist industry in particular. As a result of our analysis of the above mentioned factors for the year ended December 31, 2005, we believe the carrying value of our owned exchange memberships was not impaired.

     This accounting policy will no longer be applied in future periods because on March 7, 2006 our NYSE memberships were surrendered in connection with the NYSE/Archipelago merger and our NYSE specialist operations will be conducted through trading licenses on the new NYSE Market.

     Pension benefits and other long-term benefits

     Our balance sheet includes assets with respect to defined benefit pension plans and other long-term benefits. The pension and post-retirement benefit costs and credits are based on actuarial calculations carried out by an independent consultant. Inherent in these calculations are assumptions, including discount rates, rate of salary increase and expected return on plan assets. Changes in pension and post-retirement costs may occur in the future as a consequence of changes in interest rates, expected return on assets or other assumptions.

     The discount rate is based on the return of high-quality fixed-income corporate bonds. An objective base for this rate is “IBOXX Sovereign/ Eurozone/10+,” see www.iboxx.com.

     This rate is published daily by the International Index Company. Since this rate is based on state bonds, it needs an upward adjustment to account for the fact that:

•	corporate bonds bear an additional risk as compared to state bonds, which implies a higher rate of return for corporate bonds; and

•	pension liabilities have a longer duration than the state bonds underlying the iboxx-rate, which justifies an additional mark-up.

     The mark-up with respect to the fact that corporate bonds bear an additional risk as compared to state bonds is around 0.35% . The mark up with respect to the fact that pension liabilities have a longer duration is around 0.05% up to 0.10% . The actual return of the “IBOXX Sovereign/ Eurozone/10+” is 3.74% as per December 15, 2005. Based on this information we set the discount rate as per December 31, 2005 at 4.25% . The discount rate used to determine the Net Periodic Pension Costs for the year ended December 31, 2005 (and for balance sheet measurement as at December 31, 2004) was 4.75% .

     An adjustment of the discount rate with 0.25% will have an impact of less than €0.1 million on the Net Periodic Pension Costs recognized in the Consolidated Statement of Income for the year ended December 31, 2005.

      For a detailed discussion of the other underlying assumptions, expected future funding obligations and expected future payments, see Note 15 to our consolidated financial statements. It is expected that the future payments will have no material impact on future cash flows and that there is no material uncertainty in the funding of the obligation itself.

     Provisions for litigation

     We recognize a provision for liabilities and probable losses that have been incurred as of the balance sheet date and that can be reasonably estimated. A provision is recognized when (i) the company has a present obligation (legal or constructive) as a result of a past events, (ii) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and (iii) a reliable estimate can be made of the amount of the obligation. If the aforementioned criteria are not met, Statement of Financial Accounting Standard No. 5 “Accounting for Contingencies” (“SFAS 5”) requires disclosure of the contingency when there is at least a reasonable possibility that a loss may have been incurred. The disclosure shall indicate the nature of the contingency and shall give an estimate of the possible loss or range of loss or state that such an estimate cannot be made.

     We are subject to litigation as set out in “Item 8. Financial Information —(A) Consolidated Statements and Other Financial Information—Regulatory Proceedings and Litigation.”

     To the extent we cannot predict the outcome of this litigation, we have not made any provision for this litigation in our financial statements for the year ended December 31, 2005. There can be no assurance as to the outcome or timing of the resolution of these proceedings and actions. The range of reasonably possible losses, which cannot be reliably estimated by us, could include determinations and judgments against us or settlements that could require substantial payments by us, all of which could have a material adverse effect on our financial condition, results of operations and cash flows.

     Taxation

     The company is subject to income taxes in several jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. The necessary assessments are made in consultation with our external tax advisors. There are transactions and calculations arising in the ordinary course of business for which the ultimate tax determination is uncertain; such uncertainty will only be eliminated upon the finalization of the corresponding tax returns with the relevant taxation authorities. We recognize liabilities for taxation when it is probable that the relevant taxation authorities will require us to pay such taxation. When the final tax outcome of these matters is determined to be different from the amounts that were initially recorded, such differences will affect the provision for income taxes from continuing operations in the period in which such determination is made. We refer to “Results of Operations for the Years Ended December 31, 2005 and 2004” and “—Results of Operations for the Years Ended December 31, 2004 and 2003” for a discussion of non-recurring tax benefits included in our results of operations in the years covered by this document.

   Revenues

     Our revenues are comprised of three principal components: specialist activities; commission income and proprietary trading/market making activities. In addition, until its closure in February 2005, we derived a small portion of our revenue from net interest income from stock lending activities.

•	Specialist activities. Our revenues from specialist activities consist primarily of net trading income from principal transactions in securities for which VDM Specialists and, until December, 2004, Van der Moolen Options USA, LLC, acted as specialists. The net gain on principal transactions represents trading gains net of trading losses, and is earned by these subsidiaries when they act as principal buying and selling their specialist stocks. These revenues are primarily affected by the total number of specialist stocks for which our subsidiaries act as specialist, as well as changes in turnover and fluctuations in the price of the specialist stocks. Turnover in our stocks has historically been driven by general trends in trading volume, as well as other factors affecting exchange-listed companies, including merger and acquisition activity, stock splits, frequency and content of company news releases, increased analyst coverage and investor sentiment.

•	Commission income. Commission income consists of commissions earned when our subsidiaries act as agent to match buyers and sellers for limit orders executed by them on behalf of brokers after a specified period of time, and for execution of counterparties’ trades in certain other circumstances as mandated by the relevant exchange or, in the case of Van der Moolen Obligaties, by contact with the execution agents. Generally, our subsidiaries do not earn commissions when they match market orders. Commission revenue in the United States is primarily affected by share volume of the trades executed by our subsidiaries as agent, while in Europe it is affected by the value of securities transacted. Most commission revenue is attributable to VDM Specialists’ activities, with the remainder attributable to the activities now organized as direct contracts with the counterparties of Van der Moolen Obligaties.

•	Proprietary trading/market making activities. Our revenues from proprietary trading/market making activities consist primarily of net gains earned by our subsidiaries when trading as principal in competition with other traders and include net gains arising from arbitrage activities. Similar to our specialist activities, net gains from our proprietary trading/market making activities represent trading gains net of trading losses.

•	Net interest income from stock lending activities. Net interest income from stock lending activities represents interest earned net of interest paid in connection with the stock lending activities that were carried out by VDM Specialists. VDM Specialists no longer offers this service.

     See “Item 4. Information on the company —(B) Business Overview—Our Business” for further details on the components of our revenues.

     Our revenues are largely driven by the turnover and volatility of trading on the markets in which our subsidiaries operate and the foreign exchange rates at which some of those subsidiaries’ revenues are consolidated in our financial statements. Increased market turnover translates into more opportunities to trade larger positions in shorter time frames, while increased volatility results in more opportunities to make a gain on short-term positions. However, extremely high levels of volatility can make the achievement of consistent trading gains very difficult. The sustained decline in share prices from 2000 to the first quarter of 2003 led to decreases in turnover and the absolute level of volatility, and harmed our trading results in those periods. Despite a recovery in trading activity during 2004 and 2005, continued pressure on volatility prevented a recovery in revenue. As long as turnover remains high and volatility stays at an acceptable level, the exposure of our income from operations to a general downward trend in equity prices is limited.

     Volatility and Turnover. Volatility on the markets on which we operate was generally lower in 2005 than in 2004. Turnover on all the equity markets where we were active in 2005 increased compared to 2004.

•	The United States. In 2005, turnover on the New York Stock Exchange rose by 22% to $14.1 trillion; and total volume rose by 13% to 404 billion shares. In 2004, turnover rose 20% to $11.6 trillion, average daily volume rose 5% to 1.42 billion shares and total volume rose 4% to 358 billion shares.

•	Germany and Switzerland. In 2004, the local currency value of trading on the Deutsche Börse increased by 26%, compared with 2004, and in 2004 it rose by 9% compared to 2003. Value of trading on the SWX Swiss Exchanges increased by 27% in 2005 and by 22% in 2004.

•	France, Belgium, Portugal and the Netherlands. Turnover on Euronext increased by 16% in 2005 and rose by 14% in 2004.

•	The United Kingdom. The London Stock Exchange saw a 19% increase in turnover in 2005 and a 23% increase in 2004.

•	Italy. the Borsa Italiana saw turnover rise by 38% in 2005 and 2% in 2004.

     The following table provides information regarding the trading activity of the stock markets on which our subsidiaries operated in 2005 and 2004, compared with 2004 and 2003, respectively:

Increase or Decline

Trading activity Equities	2005 vs. 2004	2004 vs. 2003

New York Stock Exchange	22% increase	20% increase
Deutsche Börse	26% increase	9% increase
Euronext	16% increase	14% increase
London Stock Exchange	19% increase	23% increase
SWX (Switzerland)	27% increase	22% increase
Borsa Italiana (Italy)	38% increase	2% increase

Source: Individual exchanges. Local currency value, equities only.

     Although equity prices rose fairly consistently since 2003 and the level of trading activity on world equity markets generally improved during 2004 and 2005, volatility remained under considerable pressure. The ability of our subsidiaries to capture revenue depends significantly on the level and volatility of market activity in the United States and Europe. The following table provides information regarding average intraday price ranges, an indicator of volatility, in 2005 and 2004, compared to 2004 and 2003, respectively:

Increase or Decline

Country	Stock Market Index	2005 vs. 2004	2004 vs. 2003

United States of America	NYSE Composite Index	23% decrease	12% decrease
Germany	Xetra DAX 30-DAX Index	28% decrease	38% decrease
Switzerland	SMI-Swiss Market Index	23% decrease	32% decrease

Increase or Decline

Country	Stock Market Index	2005 vs. 2004	2004 vs. 2003

The Netherlands	AEX-Amsterdam AEX Index	29% decrease	45% decrease
United Kingdom	FTSE 100 Index	15% decrease	35% decrease
France	CAC-40 Index	21% decrease	37% decrease
Italy	Standard &Poor’s MIB Index	5% decrease	36% decrease

Source: Bloomberg.

   Expenses

     Our expenses consist of eight principal components: exchange, clearing and brokerage fees; employee compensation and benefits; lease of exchange memberships; information and communication expenses; general and administrative expenses; depreciation and amortization; impairment of intangible fixed assets; and impairment of other assets. For the year ended December 31, 2003, a further category was included to reflect the expenses related to the settlement reached with the New York Stock Exchange and the SEC described in “Item 8. Financial Information—(A) Consolidated Statements and Other Financial Information—Regulatory Proceedings and Litigation” and “Item 3. Key Information—(D) Risk Factors—Risks Associated with the company.”

•	Exchange, clearing and brokerage fees. Exchange, clearing and brokerage fees represent exchange fees paid to securities exchanges of which one or more of our subsidiaries is a member, transaction fees paid either to the exchanges on which our subsidiaries operate or to other service providers and execution fees paid to third parties, primarily for executing trades in listed securities. The aggregate fees we pay fluctuate with our level of trading activity, but they may also change as a result of the rates that third parties charge us or the way those charges are calculated, and as a result of currency exchange rate movements.

•	Employee compensation and benefits. Our largest structural expense is employee compensation and benefits that primarily consist of salaries, wages, social security or similar contributions, and profitability- based (partly discretionary) compensation. Profitability-based compensation includes compensation and benefits paid to managing directors, trading professionals and other employees of each of our subsidiaries based on the employee’s overall performance and the profitability of the relevant subsidiary. Because a large proportion of our compensation is profitability-based, we can manage this expense to accommodate fluctuations in our revenues.

•	Lease of exchange memberships. Lease of exchange memberships comprises lease payments paid to related and third parties for seats on the New York Stock Exchange in 2006 and on other exchanges where we operate. Following the demutualization of the New York Stock Exchange, memberships can no longer be leased and access to the exchange floor has to be purchased through auctions.

•	Information and communication. Our information and communication expenses consist primarily of data retrieval, information services and telephone and data lines.

•	General and administrative expenses. Our general and administrative expenses are principally comprised of professional fees, rent and occupancy expense and equipment rental expense. Further, these expenses include costs incurred for provisions recognized in respect of the estimated outcome of litigation. Professional fees primarily consist of fees paid to consultants, legal fees, audit fees, fees for tax advice and other professional fees. Rent and occupancy expense consists primarily of rental payments on office leases and related occupancy costs, such as utilities.

•	Depreciation and amortization. Depreciation and amortization includes the depreciation of real estate, fixtures, fittings and equipment and the amortization of intangible assets.

•	Provision for the New York Stock Exchange/SEC investigation. This provision relates to the settlement we reached with the New York Stock Exchange and the SEC in connection with their investigation into alleged improper trading practices at several New York Stock Exchange specialist firms, including VDM Specialists.

•	Impairment of intangible fixed assets. Impairment of intangible fixed assets includes impairment charges on goodwill and other intangible assets.

•	Impairment of other assets. Impairment of other assets comprises impairments of memberships in exchanges, owned.

   Taxation

     Our provision for income taxes consists of current and deferred income taxes arising from within and outside of the Netherlands. Taxes are calculated for each individual group company. The effective tax rate differs from the theoretical amount that would arise on the basic tax rate of the Netherlands as described in Note 12 to our consolidated financial statements. See “Item 3. Key Information—(D) Risk Factors—Risks Associated with the company” for potential developments concerning our consolidated tax rate.

   Recent Developments

     Curvalue acquisition

     On January 2, 2006, we acquired Curvalue, a Dutch incorporated broker-dealer in derivatives, see “Item 4. Information on the company—(A) History and Development of the company”. This is an important strategic acquisition which will allow us to become a global specialist in equities and derivatives and a provider of global execution-only brokerage services. An additional important change following from the acquisition is the fact that Mr. Den Drijver, founder and CEO of Curvalue, was elected to the executive board at our annual general meeting of shareholders on April 5, 2006 and subsequently became our CEO on May 1, 2006. See for further details Note 26 to our consolidated financial statements.

     NYSE memberships

     As a result of the NYSE Merger, the company’s (excluding the three memberships owned by LOC, see “Changes in group composition,” above) six NYSE memberships were converted into the right to receive an aggregate of $1.8 million in cash (not including the permitted dividend) and 481,062 shares of NYSE Group common stock. The $1.8 million cash portion of the merger consideration will be treated as receipt of monetary consideration for which a realized gain will be recognized in the first quarter of 2006. After the consummation of the NYSE Merger, the company will account for its investment in the NYSE Group common stock as owned restricted stock and reflected at the estimated fair value of such restricted shares pursuant to the American Institute of Certified Public Accountants Audit and Accounting Guide—Brokers and Dealers in Securities, with fair value changes recognized through the Statement of Income. The shares of NYSE Group common stock to be received in the NYSE Merger will be subject to a three-year restriction on transfer. The restriction will be removed in equal one-third installments on each of March 7, 2007, 2008 and 2009, unless the restrictions are removed earlier by the NYSE Group. The fair value of the stock received will be adjusted for a discount from the published market value of the NYSE Group common stock, as a result of these transfer restrictions. Subsequent to the merger, we have joined the so-called secondary offering of NYSE Group shares. In early May 2006, 159,897 shares, out of the 481,062 set out above, have been successfully offered in this process. The consideration received amounted to approximately $9.8 million ($61.50 per share), which amount excludes the deduction for offering costs. As a result of this secondary offering, the number of shares currently owned, and their restriction period can be specified as follows:

Restricted until March 2007	19,344
Restricted until March 2008	141,466
Restricted until March 2009	160,355

Total number of shares NYSE Group	321,165

     Prior to the closing of the NYSE Merger, the company participated in a “Dutch” auction in early January 2006 for trading licenses which replaces the prior trading rights provided by the ownership or lease of a NYSE membership. The Company successfully bid for 59 trading licenses at an annual price of $49,290 each, the minimum bid accepted by the NYSE. The licenses became active for trading on the NYSE on March 8, 2006.

     Dividend distribution on common shares

     At the annual general meeting of shareholders on April 5, 2006, shareholders approved the declaration of a € 0.13 cash dividend or its approximate equivalent in shares. As a consequence, 437,158 common shares of Van der Moolen Holding N.V. were issued in respect of the optional stock dividend on April 21, 2006. The cash outflow related to the dividend was €2.3 million. The weighted average number of common shares outstanding has not been retrospectively adjusted for this stock dividend, since not all shareholders received a proportionate increase in their number of shares.

     New financing structure for the cumulative financing preferred shares

     With retrospective application from January 1, 2006, the dividend for the financing preferred shares B was reset for the next seven years. The preferred financing dividend is fixed as per closing of the new term sheet at 475 basis points above seven year Dutch government bonds, being 8.45% per annum; and the rate was previously 5.52% per annum.

     Further, changes in the company’s articles of association were approved by the annual general meeting of shareholders on April 5, 2006, amongst others to provide discretionary authority for the executive board, after the approval of the supervisory board, to make a reservation to the dividend reserve of the respective financing preferred shares, or to make a dividend payment. This means that with effect from January 1, 2006, the payment of dividends on cumulative financing preferred shares is at the discretion of the company, and there is no obligation for the company to make such dividend payments.

     Regulatory Proceedings and Litigation

     In May and June 2006, discovery started in the two class action proceedings that are pending against us. In addition, we are actively engaged in discussions with the staff of the New York Stock Exchange with respect to the inquiry of the New York Stock Exchange. For further details and other recent developments in regulatory proceedings and litigation see “Item 8. Financial Information – (A) Consolidated Statements and Other Financial Information - Regulatory Proceedings and Litigation.”

Results of Operations for the Years Ended December 31, 2005 and 2004

   Revenues

     The following tables provide information about our revenue composition and contribution of our principal business segments (presented on a subsidiary by subsidiary basis) to our total revenues for the years ended December 31, 2005 and 2004.

Year ended December 31, 2005	Specialist Activities	% of Total Revenues	Commission Income	% of Total Revenues	Proprietary Trading/ market making Activities	% of Total Revenues	Net Interest Income from Stock Lending Activities	% of Total Revenues	Total

	(in € millions, except percentages)
VDM Specialists(1)	67.9	60.5	21.6	19.2	0.2	0.2	0.1	0.1	89.8
European Trading
Van der Moolen
Trading	—	—	—	—	9.3	8.3	—	—	9.3
Van der Moolen
Effecten Specialist	—	—	—	—	4.4	3.9	—	—	4.4
Van der Moolen
Obligaties	—	—	0.5	0.5	1.2	1.1	—	—	1.7
Van der Moolen
Equities	—	—	—	—	7.0	6.2	—	—	7.0

Total revenues	67.9	60.5	22.1	19.7	22.1	19.7	0.1	0.1	112.2

(1)	As of December 31, 2005, we owned a 75% economic interest in VDM Specialists. The figures shown represent 100% of the corresponding revenue amount.

Year ended December 31, 2004	Specialist Activities	% of Total Revenues	Commission Income	% of Total Revenues	Proprietary Trading/ market making Activities	% of Total Revenues	Net Interest Income from Stock Lending Activities	% of Total Revenues	Total

	(in € millions, except percentages)
VDM Specialists(1)	71.1	58.0	23.9	19.5	1.0	0.8	3.6	2.9	99.6
European Trading
Van der Moolen
Trading	—	—	—	—	7.0	5.7	—	—	7.0
Van der Moolen
Effecten Specialist	—	—	—	—	8.3	6.8	—	—	8.3
Van der Moolen
Obligaties	—	—	0.7	0.5	1.6	1.3	—	—	2.3
Van der Moolen
Equities	—	—	—	—	5.5	4.5	—	—	5.5

Total revenues from
continuing
operations	71.1	58.0	24.6	20.0	23.4	19.1	3.6	2.9	122.7

Total revenues from
discontinued
operations(2)	0.5	0.4	—	—	(0.5)	(0.4)	—	—	—

Total revenues	71.6	58.4	24.6	20.0	22.9	18.7	3.6	2.9	122.7

(1)	As of December 31, 2004, we owned a 75% economic interest in VDM Specialists. The figures shown represent 100% of the corresponding revenue amount.

(2)	Comprised of revenues attributable to Van der Moolen Options USA, LLC, Cohen, Duffy, McGowan, LLC, Van der Moolen Opties, Van der Moolen U.K. and Kenny & Co.

     Our revenue from continuing operations decreased by €10.5 million, or 8.6%, from €122.7 million for the year ended December 31, 2004 to €112.2 million for the year ended December 31, 2005. This decrease in revenue was caused primarily by a 9.8% decrease in revenue at VDM Specialists. Revenues from our European trading operations declined 3.0% compared to 2004. VDM Specialists accounted for 80.0% of our revenues from continuing operations for the year ended December 31, 2005, compared with 81.2% in 2004.

•	Specialist activities. Revenues from specialist activities decreased by €3.2 million, or 4.5%, falling from €71.1 million for the year ended December 31, 2004 to €67.9 million for the year ended December 31, 2005. In dollar terms, revenues from specialist activities declined 4.2%. The decline in revenues from specialist activities was mainly caused by market conditions, notably the low level of equity volatility during most of the year.

•	Commission income. Commission income decreased by €2.5 million, or 10.2%, from €24.6 million in 2004 to €22.1 million in 2005. The majority of commission revenue in both periods was attributable to VDM Specialists, which had commissions from specialist activities of €21.6 million and €23.9 million in 2005 and 2004, respectively. This decrease was largely the result of the decrease in commission earning trades in 2005.

•	Proprietary trading/market making activities. Our revenues from proprietary trading/market making activities decreased by €1.3 million, or 5.6%, from €23.4 million for the year ended December 31, 2004 to €22.1 million for the year ended December 31, 2005. This decrease reflects lower trading revenues at our operations in Amsterdam, partly offset by increased trading revenue captured by our operations in Cologne and London.

•	Net interest income from stock lending activities. Net interest income from stock lending activities decreased by €3.5 million, or 97.2%, from €3.6 million for the year ended December 31, 2004 to €0.1 million for the year ended December 31, 2005, as a result of the closure by VDM Specialists of its stock lending business on February 11, 2005.

     See further “Item 8. Financial Information —(A) Consolidated Statements and Other Financial Information—Regulatory Proceedings and Litigation—VDM Specialists/USA, LLC—Stock Lending.”

   Expenses

     Our expenses from continuing operations increased by €7.8 million, or 7.6%, from €102.5 million for the year ended December 31, 2004 to €110.3 million for the year ended December 31, 2005. VDM Specialists accounted for 71.0% of our expenses from continuing operations for the year ended December 31, 2005, compared with 62.5% in 2004.

•	Exchange, clearing and brokerage fees. Exchange, clearing and brokerage fees declined by €0.6 million, or 2.8%, from €21.4 million in 2004 to €20.8 million in 2005. Expressed as a percentage of revenues, exchange, clearing and brokerage fees increased from 17% to 19%. This increase relative to revenue was primarily the result of lower average revenue per trade.

•	Employee compensation and benefits. Employee compensation and benefits decreased by €1.2 million, or 3.5%, from €34.7 million in 2004 to €33.5 million in 2005. Most of this decrease was due to a reduction in staff numbers and decreased expenses related to our employee stock option plan. The variable component of our personnel expenses, which comprises incentive compensation for our personnel and is correlated with the development of our revenues, increased to €6.1 million, or to 5.4% of our total revenues from continuing operations for the year ended December 31, 2005, from €5.3 million, or 4.3% of our total revenues from continuing operations for the year ended December 31, 2004. This increase is mainly attributable to changes in the relative contribution of the different bonus arrangements in place throughout the Group. Non-cash expenses related to our employee stock option plan were €0.1 million and €0.5 million in 2005 and 2004, respectively. The decrease mainly reflected the effect of forfeitures in 2005, combined with the fact that no new options have been granted since December, 2002.

•	Lease of exchange memberships. Lease of exchange memberships decreased by €4.3 million, or 55.8%, from €7.7 million in 2004 to €3.4 million in 2005. This decline was mainly due to annual lease renewals at lower rates at the end of 2004 and during the first half year of 2005, together with a slight decrease in the number of seat rentals.

•	Information and communication. Information and communication expenses decreased by €0.2 million, or 6.7%, from €3.0 million in 2004 to €2.8 million in 2005.

•	General and administrative expenses. General and administrative expenses increased by €8.3 million, or 57.2%, from €14.5 million in 2004 to €22.8 million in 2005. This increase was mainly due to increased professional fees, including the recognition of a provision for estimated legal expenses of €1.9 million in relation to legal proceedings. In addition, professional fees increased as a result of the implementation of the Dutch Corporate Governance Code in the Netherlands and the Sarbanes-Oxley Act in the United States and the IFRS conversion process. Further in 2005, a provision of €3.0 million is recognized in respect of the estimated outcome of several litigation issues of the Group. General and administrative expenses in 2004 were strongly influenced by the recognition of a benefit of €2.4 million which related to a release of a provision for a loan.

In 2005, VDM Specialists incurred €5.7 million in legal fees in relation to regulatory proceedings and litigation, compared to €4.0 million in 2004. The expenses recognized in the year ended December 31, 2005, includes the estimated legal expenses of €1.9 million as set out above.

•	Depreciation and amortization. Depreciation and amortization increased by €0.2 million, or 2.7%, from €7.4 million in 2004 to €7.6 million in 2005. The increase mainly resulted from the gain on the sale of real estate in 2004 of €0.2 million that is included in the 2004 expense item.

•	Impairment of intangible assets. We performed the annual impairment tests on goodwill during the fourth quarter of 2005 for our different reporting units and determined that impairments were required on goodwill paid in relation to VDM Specialists and to the acquisitions of certain of our European trading operations in the amount of €17.6 million and €1.8 million, respectively. The impairment on goodwill of VDM Specialists was based on valuations by external independent consultants using a discount rate of 12% and resulted from uncertain market conditions and associated estimated lower profitability of these operations. The impairment test on goodwill relating to our European Trading activities was undertaken by management using a discount rate of 15%. Based upon valuations by external independent consultants, no impairment charge on the specialist stock lists of VDM Specialists was considered to be necessary. See “— (A) Operating Results—Critical Accounting Policies.”

•	Impairment of other assets. Impairment of other assets amounted to nil in 2005 compared to a charge of €5.6 million recognized in the income statement for the year ended December 31, 2004. The 2004 charge comprised of impairments of memberships in exchanges owned, and related entirely to New York Stock Exchange memberships. An amount of €3.4 million of this impairment charge relates to the memberships owned by our variable interest entity LOC, LLC. A charge of €2.2 million was recognized on the seats owned by VDM Specialists. See “—(A) Operating Results—Overview—Critical Accounting Policies.”

   Interest expense, net

     For the year ended December 31, 2005, we reported net interest expense of €8.6 million, a 13.2% increase compared to the net expense of €7.6 million recognized in 2004. This increase mainly relates to an increase in U.S. dollar floating interest rates. In June 2005, we terminated the interest rate swaps used to hedge the fixed interest rate expense on our subordinated notes into a floating interest expense. A €0.5 million increase compared to 2004 is attributable to the interest spread paid on a foreign exchange transaction executed in April 2005 (see below “—Other income”).

   Interest expense, capital subject to mandatory redemption, net

     As a result of the adoption of SFAS No. 150, our minority members’ capital was reclassified as a liability at December 31, 2003, and income distributable to minority members was treated as interest expense as from and including the year ended December 31, 2003. On December 1, 2004, VDM Specialists amended its operating agreement and, based on a review of the terms of the amended operating agreement, we determined that the minority members’ capital was not redeemable upon an event certain to occur. Consequently, as from December 1, 2004, the minority members’ capital was classified as minority interest in the Statement of Financial Condition.

     For the period January 1, 2004 through December 1, 2004, all income distributable to our minority members is recorded as interest expense; any net loss as a reduction of interest expense. For the period December 1, 2004 through December 31, 2005, all income distributable to our minority members, including interest on minority members’ capital contributions is presented as minority interest in the Consolidated Statement of Income.

     The total of interest expense, capital subject to mandatory redemption, net and minority interest amounted to a charge of €6.6 million for the year ended December 31, 2005 compared to a charge of €5.4 million recognized for the year ended December 31, 2004. The total amount for the year ended December 31, 2005 includes a charge of €0.2 million in relation to LOC, LLC (the variable interest entity consolidated following the adoption of FIN 46 (R)) compared to a benefit of €2.8 million recognized for 2004. Excluding the minority interest share in LOC, LLC, 2005 reflects a charge of €6.4 million compared to a charge of €8.2 million in 2004. This decrease mainly reflects the decline in income generated by our NYSE franchise VDM Specialists. As a result of a special provision in the operating agreement of our partnership VDM Specialists, the book profit on the NYSE memberships sold in December 2005 is mainly attributable to Van der Moolen. See “—Other income”.

   Other income

     Other income recognized for the year ended December 31, 2005 includes a non-recurring benefit following a liquidating dividend on investments carried at nil value (“Vereniging Voor de Effectenhandel” and “Vereniging Voor de Optiehandel”) amounting to €1.1 million; a €7.4 million gain realized on the sale of four NYSE memberships in December 2005

(the four seats were sold at an average price of $3,537,500 (€3.0 million); and foreign currency losses, net of €5.3 million (2004: foreign currency gain of €1.2 million).

     In 2005, Van der Moolen Holding N.V. and some of its intermediate holding companies incurred substantial foreign currency gains and losses on monetary financial assets and liabilities denominated in a currency other than the U.S. dollar, the functional currency of these entities. The combined foreign currency loss, net amounted to €5.3 million as stated above. It is the company’s policy to mitigate the effect of currency fluctuations that will result in volatility in the company’s Statement of Income, as reported under International Financial Reporting Standards. In April 2005, the company sold $58.1 million and purchased €44.8 million to mitigate its exposure to exchange rate fluctuations that are recognized under International Financial Reporting Standards (IFRS) through the income statement, mainly arising as a result of the recognition of the preferred financing shares as monetary liabilities under IFRS. Since these preferred financing shares are treated as a component of shareholders’ equity under U.S. GAAP, the preferred financing shares do not give rise to exchange gains and losses recognized in the income statement. However, the euro-denominated long monetary position that amongst others resulted from the aforementioned foreign exchange transaction in conjunction with the depreciation of the euro relative to the U.S. dollar, was the main reason for the foreign currency loss of €5.3 million as reported in our Consolidated Statement of Income under U.S. GAAP. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Currency Risk”.

   (Loss)/ income from continuing operations before income taxes

     As a result of the foregoing factors, our income from continuing operations before income taxes decreased from a profit of €6.0 million for the year ended December 31, 2004 to a loss of €3.4 million for the year ended December 31, 2005. As described above, the comparison of (loss) income from continuing operations before income taxes is affected by the reclassification involving minority interest and interest expense, capital subject to mandatory redemption, net arising from the adoption of SFAS 150.

   Provision for income taxes

     The provision for income taxes increased from a credit of €0.6 million in 2004 to a credit of €7.0 million in 2005. The provision for income taxes as a percentage of income before taxes and after minority interests was 70.0% in 2005 (the tax benefit of €7.0 million divided by pretax loss of €10.0 million) compared to a benefit of 7.1% in 2004 (the tax benefit of €0.6 million divided by pretax income of €8.5 million).

     The credit of €7.0 million recognized in 2005 includes a tax benefit of €9.0 million recognized in connection with unwinding the company’s financing entity. In 2004, the activities of the company’s financing entity, Van der Moolen International B.V., were partially reduced through the conversion in July and November 2004 of a substantial portion of its inter group loans (advanced to subsidiaries of Van der Moolen) into equity. The inter group loans of this financing entity were, amongst other reasons, reduced to decrease the interest cost of the subsidiaries and in anticipation of the end of the special fiscal regime applicable to Van der Moolen International B.V. The Dutch corporate income tax law and the rules applicable under the special fiscal regime do not provide explicit guidance on the treatment of such conversions for corporate tax purposes. As a consequence of this uncertainty, the company did not recognize a tax benefit in 2004 related to these loan conversions because of the risk that the tax authorities would not agree to such a benefit.

     On December 17, 2005, the 2003 corporate income tax return of Van der Moolen International B.V. was agreed to by the tax authorities. In the 2003 return, Van der Moolen International B.V. reported similar loan conversions. Because of the agreement of tax authorities to the company’s treatment of the 2003 loan conversions, management determined that it was likely that the tax benefit arising on the 2004 loan conversions could be sustained. Subsequently, on March 18, 2006, the 2004 corporate income tax return was agreed to by the tax authorities. Consequently, a non-recurring (non-cash) tax benefit of € 9.0 million has been recognized in the Consolidated Statement of Income for the year ended December 31, 2005. The positive impact on the consolidated effective tax rate from continuing operations for the year ended December 31, 2005, was approximately 90%. For a further detailed explanation of items influencing our effective tax rate, reference is made to Note 12 of our consolidated financial statements.

     In addition to the tax benefit recognized in 2005 as discussed above, the provision for income taxes in 2004 includes substantial non-recurring tax benefits. We refer to “—(A) Operating Results—Results of Operations for the Years Ended December 31, 2004 and 2003.”

     Whilst a tax benefit of €2.2 million recognized in 2004 arose as a consequence of the partial unwinding of financing activities, it was different in character to the benefit of €9.0 million described above, and therefore the recognition of this benefit of €2.2 million in 2004 was not subject to any significant uncertainty.

   Minority interest

     See “—Interest expense, capital subject to mandatory redemption, net” above.

   Net loss from discontinued operations

     The net loss from discontinued operations amounting to €0.1 million in 2005 mainly reflects additional expenditure incurred following the discontinuation of Van der Moolen Options USA, LLC, which was disposed of in 2004, and related tax benefits. The net loss of €18.1 million recognized in 2004 includes a net loss of €15.9 million in relation to the transfer of cumulative foreign exchange losses from accumulated other comprehensive income, a component of shareholders’ equity.

   Net loss

     As a result of the foregoing factors, our net result improved by €5.9 million in 2005, from a loss of €9.0 million for the year ended December 31, 2004 to a loss of €3.1 million for the year ended December 31, 2005.

Results of Operations for the Years Ended December 31, 2004 and 2003

   Revenues

     The following tables provide information about our revenue composition and contribution of our principal business segments (presented on a subsidiary by subsidiary basis) to our total revenues for the years ended December 31, 2004 and 2003.

Year ended December 31, 2004	Specialist Activities	% of Total Revenues	Commission Income	% of Total Revenues	Proprietary Trading/ market making Activities	% of Total Revenues	Net Interest Income from Stock Lending Activities	% of Total Revenues	Total

	(in € millions, except percentages)
VDM Specialists(1)	71.1	58.0	23.9	19.5	1.0	0.8	3.6	2.9	99.6
European Trading
Van der Moolen
Trading	—	—	—	—	7.0	5.7	—	—	7.0
Van der Moolen
Effecten Specialist	—	—	—	—	8.3	6.8	—	—	8.3
Van der Moolen
Obligaties	—	—	0.7	0.5	1.6	1.3	—	—	2.3
Van der Moolen
Equities	—	—	—	—	5.5	4.5	—	—	5.5

Total revenues from
continuing
operations	71.1	58.0	24.6	20.0	23.4	19.1	3.6	2.9	122.7

Total revenues from
discontinued
operations(2)	0.5	0.4	—	—	(0.5)	(0.4)	—	—	—

Total revenues	71.6	58.4	24.6	20.0	22.9	18.7	3.6	2.9	122.7

(1)	As of December 31, 2004, we owned a 75% economic interest in VDM Specialists. The figures shown represent 100% of the corresponding revenue amount.

(2)	Comprised of revenues attributable to Van der Moolen Options USA, LLC, Cohen, Duffy, McGowan, LLC, Van der Moolen Opties, Van der Moolen U.K. and Kenny & Co.

Year ended December 31, 2003	Specialist Activities	% of Total Revenues	Commission Income	% of Total Revenues	Proprietary Trading/ market making Activities	% of Total Revenues	Net Interest Income from Stock Lending Activities	% of Total Revenues	Other Revenues	% of Total Revenues	Total

	(in € millions, except percentages)
VDM
Specialists(1)	100.8	59.6	27.2	16.1	1.7	1.0	3.4	2.0	—	—	133.1
European Trading
Van der Moolen
Trading	—	—	—	—	7.5	4.4	—	—	—	—	7.5
Van der Moolen
Effecten
Specialist	—	—	—	—	8.4	5.0	—	—	—	—	8.4
Van der Moolen
Obligaties	—	—	0.9	0.5	2.5	1.5	—	—	—	—	3.4
Van der Moolen
Equities	—	—	—	—	4.6	2.7	—	—	—	—	4.6

Total revenues
from
continuing
operations	100.8	59.6	28.1	16.6	24.7	14.6	3.4	2.0	—	—	157.0

Total revenues
from
discontinued
operations(2)	2.7	1.6	—	—	6.0	3.6	—	—	3.4	2.0	12.1

Total revenues	103.5	61.2	28.1	16.6	30.7	18.2	3.4	2.0	3.4	2.0	169.1

(1)	As of December 31, 2003, we owned a 75% economic interest in VDM Specialists. The figures shown represent 100% of the corresponding revenue amount.

(2)	Comprised of revenues attributable to Van der Moolen Options USA, LLC, Cohen, Duffy, McGowan, LLC, Van der Moolen Opties, Van der Moolen U.K. and Kenny & Co.

     Our revenue from continuing operations decreased by €34.3 million, or 21.8%, from €157.0 million for the year ended December 31, 2003 to €122.7 million for the year ended December 31, 2004. This decrease in revenue was caused primarily by a 25.2% decrease in revenue at VDM Specialists. Revenues from our European trading operations declined 3.3% compared to 2003. VDM Specialists accounted for 81.2% of our revenues from continuing operations for the year ended December 31, 2004, compared with 84.8% in 2003.

•	Specialist activities. Revenues from specialist activities decreased by €29.7 million, or 29.5%, falling from €100.8 million for the year ended December 31, 2003 to €71.1 million for the year ended December 31, 2004. In dollar terms, revenues from specialist activities declined 17%. The decline in revenues from specialist activities was mainly caused by market conditions, notably the low level of equity volatility during most of the year.

•	Commission income. Commission income decreased by €3.5 million, or 12.5%, from €28.1 million in 2003 to €24.6 million in 2004. The majority of commission revenue in both periods was attributable to VDM Specialists, which had commissions from specialist activities of €27.2 million and €23.9 million in 2003 and 2004, respectively. This decrease was largely the result of the translation effect of a weaker U.S. dollar on our commissions earned in the United States.

•	Proprietary trading/market making activities. Our revenues from proprietary trading/market making activities decreased by €1.3 million, or 5.3%, from €24.7 million for the year ended December 31, 2003 to €23.4 million for the year ended December 31, 2004. This decrease reflects lower trading revenues at our operations in Amsterdam and Cologne, primarily as a result of reduced volatility on the European exchanges where we were active.

•	Net interest income from stock lending activities. Net interest income from stock lending activities increased by €0.2 million, or 5.9%, from €3.4 million for the year ended December 31, 2003 to €3.6 million for the year ended December 31, 2004. All of the net interest income resulted from the activities of VDM Specialists. VDM Specialists closed its stock lending business on February 11, 2005.

     See further “Item 8. Financial Information—(A) Consolidated Statements and Other Financial Information—Regulatory Proceedings and Litigation—VDM Specialists/USA, LCC—Stock Lending.”

   Expenses

     Our expenses from continuing operations decreased by €96.4 million, or 48.5%, from €198.9 million for the year ended December 31, 2003 to €102.5 million for the year ended December 31, 2004. VDM Specialists accounted for 62.5% of our expenses from continuing operations for the year ended December 31, 2004, compared with 73.8% in 2003.

•	Exchange, clearing and brokerage fees. Exchange, clearing and brokerage fees decreased by €2.1 million, or 8.9%, from €23.5 million in 2003 to €21.4 million in 2004. The decrease mainly resulted from the lower trading activity and the translation effect of a weaker U.S. dollar on our New York Stock Exchange-related fees.

•	Employee compensation and benefits. Employee compensation and benefits decreased by €7.6 million, or 18.0%, from €42.3 million in 2003 to €34.7 million in 2004. Most of this decrease was due to a reduction in staff numbers, decreased expenses related to our employee stock option plan and the depreciation of the U.S. dollar relative to the euro. The variable component of our personnel expenses, which comprises incentive compensation for our personnel and is correlated with the development of our revenues, increased to €5.3 million, or to 4.3% of our total revenues from continuing operations for the year ended December 31, 2004, from €3.6 million, or 2.3% of our total revenues from continuing operations for the year ended December 31, 2003. This increase was primarily due to the effect of the charge in relation to the NYSE/SEC settlement on the incentive compensation for the year ended December 31, 2003. Non-cash expenses related to our employee stock option plan were €4.7 million and €0.5 million in 2003 and 2004, respectively. The decrease mainly reflected the effect of forfeitures in 2004, combined with the fact that no new options have been granted since December, 2002.

•	Lease of exchange memberships. Lease of exchange memberships decreased by €6.1 million, or 44.2%, from €13.8 million in 2003 to €7.7 million in 2004. A decrease of €0.8 million relates to the consolidation of LOC, LLC and the consequent elimination of the lease payments made by VDM Specialists to this entity. The remainder was mainly due to lower lease rates and a weaker U.S. dollar.

•	Information and communication. Information and communication expenses decreased by €0.4 million, or 11.8%, from €3.4 million in 2003 to €3.0 million in 2004. This decrease was the result of renegotiated fees and the depreciation of the U.S. dollar relative to the euro.

•	General and administrative expenses. General and administrative expenses increased by €2.5 million, or 20.8%, from €12.0 million in 2003 to €14.5 million in 2004. General and administrative expenses in 2004 included a benefit of € 2.4 million in relation to the release of a provision on a loan receivable as a result of this loan being fully repaid in 2004. The increase in expenses excluding this one-off item amounted to € 4.9 million, or 40.8%, and mainly reflected increased professional fees, including legal fees in relation to the NYSE/SEC settlement.

In 2004, VDM Specialists incurred $4.0 million in legal fees in relation to regulatory proceedings and litigation, compared to €1.3 million in 2003.

•	Depreciation and amortization. Depreciation and amortization decreased by €1.6 million, or 17.8%, from €9.0 million in 2003 to €7.4 million in 2004. The decrease mainly resulted from the gain on the sale of real estate in 2004 of €0.2 million which is included in the 2004 expense item and the translation effect of a weaker U.S. dollar on the euro value of our depreciation and amortization of U.S. dollar assets.

•	Provision for the New York Stock Exchange/SEC investigation. In connection with the $57.7 million settlement we reached with the New York Stock Exchange and the SEC arising out of charges relating to alleged improper trading practices, we recorded an expense of €45.7 million in our income statement for the year ended December 31, 2003. At December 31, 2004, the remaining liability to the New York Stock Exchange and the SEC of € 4.4 million was recorded as a current liability in our Statement of Financial Condition. For a discussion of this settlement and the related New York Stock Exchange and SEC investigations, see “Item 8. Financial Information—(A) Consolidated Statements and Other Financial Information—Regulatory Proceedings and Litigation.”

•	Impairment of intangible assets. We performed the annual impairment tests on goodwill during the fourth quarter of 2004 for our different reporting units and determined that impairments were required on goodwill paid in relation to the acquisitions of certain of our European trading operations in the amount of €8.2 million. The impairment was based on valuations by external independent consultants using a discount rate of 15% and resulted from uncertain market conditions and associated estimated lower profitability of these operations. Based upon valuations by external independent consultants, no impairment charge on goodwill or the specialist stock lists of VDM Specialists was considered to be necessary. See “—(A) Operating Results—Critical Accounting Policies.”

•	Impairment of other assets. Impairment of other assets in the amount of €5.6 million is comprised of impairments of memberships in exchanges owned, and relate entirely to New York Stock Exchange memberships. An amount of €3.4 million of this impairment charge relates to the memberships owned by our variable interest entity LOC, LLC. A charge of €2.2 million was recognized on the seats owned by VDM Specialists. See “—(A) Operating Results—Overview—Critical Accounting Policies—Other-than- temporary impairment of exchange memberships.”

   Gain on disposal of long-term investments and associates

     For the year ended December 31, 2003, we reported a gain on the disposal of long-term investments and associates of €0.9 million. No such gains were reported for the year ended December 31, 2004.

   Interest expense, net

     For the year ended December 31, 2004, we reported net interest expense of €7.6 million, a 14.6% decrease compared to 2003. This decrease mainly resulted from the repayment of debt in 2004 and the depreciation of the U.S. dollar against the euro, partly offset by a €0.2 million expense recognized through the consolidation of LOC, LLC.

   Interest expense, capital subject to mandatory redemption, net

     As a result of the adoption of SFAS No. 150, our minority members’ capital was reclassified as a liability at December 31, 2003, and income distributable to minority members was treated as interest expense as from and including the year ended December 31, 2003. On December 1, 2004, VDM Specialists amended its operating agreement and based on a review of the terms of the amended operating agreement we determined that the minority members’ capital was not redeemable upon an event certain to occur. Consequently, as from December 1, 2004, the minority members’ capital was classified as minority interest in the Statement of Financial Condition.

     In 2003 and for the period January 1, 2004 through December 1, 2004, all income distributable to our minority members is recorded as interest expense; any net loss as a reduction of interest expense. For the period December 1, 2004 through December 31, 2004, all income distributable to our minority members, including interest on minority members’ capital contributions is presented as minority interest in the Consolidated Statement of Income.

     The total of interest expense, capital subject to mandatory redemption, net and minority interest amounted to a charge of €5.4 million for the year ended December 31, 2004 (December 31, 2003: €2.4 million). The total amount for the year ended December 31, 2004 includes a benefit of €2.8 million in relation to LOC, LLC (the variable interest entity consolidated following the adoption of FIN 46 (R)). Excluding this benefit, 2004 reflects a charge of €8.2 million compared to a €2.4 million charge in 2003. This increase mainly reflects the minority members’ share in the provision for the NYSE/SEC settlement recognized in 2003, which depressed their economic interest in the net income of VDM Specialists in 2003.

   Other income

     Other income mainly comprises foreign currency gains and losses. For the year ended December 31, 2004, other income amounted to €1.3 million compared to a gain of €6.1 million recognized in 2003. Other income in 2003 included a gain of €2.4 million arising from profits on the U.S. dollar put options purchased at the start of that year, which were all exercised before the end of that year. Currency options were not purchased in 2004. Further, other income for 2003 included €3.2 million in currency exchange gains on U.S. dollar short positions. Other income in 2004 does not include any similar gains.

   (Loss) income from continuing operations before income taxes

     As a result of the foregoing factors, our income from continuing operations before income taxes increased from a loss of €46.2 million for the year ended December 31, 2003 to a profit of €6.0 million for the year ended December 31, 2004. As described above, the comparison of (loss) income from continuing operations before income taxes is affected by the reclassification involving minority interest and interest expense, capital subject to mandatory redemption, net arising from the adoption of SFAS 150.

   Provision for income taxes

     The provision for income taxes decreased from a credit of €12.2 million in 2003 to a credit of €0.6 million in 2004. The provision for income taxes as a percentage of income before taxes (for the year ended December 31, 2004, as a percentage of income before taxes and after minority interests), decreased from 26.4% for the year ended December 31, 2003 to a benefit of 7.1% (the tax benefit of €0.6 million divided by pretax income of €8.5 million) for the year ended December 31, 2004.

     The credit of €0.6 million recognized in 2004 includes a tax benefit of €8.5 million. In accordance with applicable Dutch law, in particular the Special Fiscal Regime for International Financing Activities, we have been able to defer partially taxation on interest income received from subsidiaries within the group through our Dutch finance entity, as well as any currency exchange gains realized on group loans that are repaid, subject to the satisfaction of certain conditions. This has allowed us to structure financing undertaken by the group in a tax-efficient manner so as to reduce the effective tax rate payable by us on a consolidated basis. The European Commission announced on February 18, 2003 that the Netherlands’ Special Fiscal Regime for International Financing Activities constitutes state aid, which is contrary to the European Community Treaty. As a consequence of these developments and other factors in 2004, the company decided to unwind partially the internal group financing structure applied under the Special Fiscal Regime. This was mainly achieved through the conversion of intergroup loans advanced by our Dutch finance entity into equity, and has resulted in a tax benefit of €2.2 million, which has been recognized in the provision for income taxes. The effective tax rate payable by us on a consolidated basis in future years will depend on the final unwinding of our international financing structure under the Regime (including the ultimate taxation treatment thereof) and the effect of possible new financing structures that we may implement. Further, the tax benefit includes a net benefit of €6.3 million mainly relating to the adjustment of amounts accrued in previous years as a result of final tax assessments issued by the tax authorities of the jurisdictions in which our group companies operate. For example, in 2004 a benefit of €1.9 million was recognized as a result of the application of a decision by the EC Court of Justice of Luxembourg (the so-called Bosal case).

Further, we reached settlement with the Dutch tax authorities in 2004 in respect of a withholding tax issue resulting in the recognition of a benefit of €3.9 million. Significant judgment is required in determining the worldwide provision for income taxes. We consult our external tax advisors in this determination as described in “—(A) Operating Results—Critical Accounting Policies—Taxation.” Where the final outcome of tax matters is different from the amounts that were initially recorded, such differences will affect the provision for income taxes from continuing operations in the period in which such determination is made.

     In addition to the tax benefit discussed above, the provision for income taxes in 2004 includes a benefit of €1.2 million as a result of the functional currency change. We refer to “—(A) Operating Results—Determination of functional currency.”

     If these benefits of €8.5 million and €1.2 million are excluded from the determination of the consolidated effective tax rate from continuing operations for 2004, the effective tax rate would be a charge of 107.1% of pretax income, mainly as a result of the non-tax deductibility of impairment charges recognized on goodwill for our European trading segment, combined with the relative low level of pretax results and the impact of foreign taxation.

     The effective tax rate for 2003 was strongly influenced by the non-tax deductibility of that part of the New York Stock Exchange/SEC settlement that related to civil penalties, which amounted to €18.1 million.

     For a further explanation of our effective tax rate reference is made to Note 12 of our consolidated financial statements.

   Minority interest

     See “—Interest expense, capital subject to mandatory redemption, net” above.

   Net loss from discontinued operations

     The net loss from discontinued operations in 2004 mainly reflects the results of Van der Moolen Options USA, LLC, which was disposed of in 2004, and the transfer of cumulative foreign currency exchange losses from Accumulated Other Comprehensive Income, a component of Shareholders’ Equity, to the Consolidated Statement of Income. The results of Van der Moolen Options USA, LLC were classified as discontinued operations under applicable accounting standards. The net loss amounted to €18.1 million in 2004 compared to a loss of €24.6 million in 2003. The net loss from discontinued operations for the year ended December 31, 2004 includes a net loss of €15.9 million (2003: nil) in relation to the aforementioned transfer of cumulative foreign exchange losses. For the year ended December 31, 2003, the net loss from discontinued operations included the net loss attributable to Van der Moolen Options USA, LLC as well as the operations discontinued in 2003, including Van der Moolen UK Ltd. See Note 3 of our consolidated financial statements for an overview of the components of this net loss.

   Net loss

     As a result of the foregoing factors, our net result improved by €49.6 million in 2004, from a loss of €58.6 million for the year ended December 31, 2003 to a loss of €9.0 million for the year ended December 31, 2004.

(B) Liquidity and Capital Resources

     We have financed our businesses primarily through capital contributions from our shareholders, the members of our subsidiaries, the issuance of subordinated debt and from short-term borrowings. As of December 31, 2005, we had €755.7 million in assets, €304.7 million of which consisted of cash and cash equivalents. As of December 31, 2004, we had €1.3 billion in assets, €288.2 million of which consisted of cash and cash equivalents. The decrease in total assets in 2005 mainly resulted from the closure of the stock lending business of VDM Specialists.

     Cash and cash equivalents at December 31, 2005 and 2004 included €104.3 million and €69.4 million, respectively, which amounts are included in a cash pool agreement we have entered into with a commercial bank. With respect to this cash pool agreement, corresponding bank overdrafts are recognized as short-term borrowings in the amount of €112.6 million and €68.7 million, respectively. The Company manages its cash position and cash flows on a net basis.

     Our subsidiary in the United States, VDM Specialists, is a registered broker-dealer that is subject to a variety of regulatory requirements intended to ensure the general financial soundness and liquidity of broker-dealers and the maintenance of minimum levels of net capital, as defined in SEC Rule 15c3-1, as well as net liquid assets. As of December 31, 2005, VDM Specialists’ net capital, as defined, was €212.9 million in excess of its net capital requirement, and VDM Specialists’ net liquid assets were approximately €15.8 million in excess of net liquid assets required. Our subsidiaries in Europe are also subject to capital requirements. As of December 31, 2005, all entities had net capital that exceeded their respective net capital requirement at that date.

     In our opinion, our working capital is sufficient for our present requirements. At December 31, 2005, we had approximately €39 million of freely available cash (including disposition on security positions and other assets). At December 31, 2004 freely available cash amounted to €31 million. The difference between freely available cash and cash equivalents presented on our balance sheet mainly arises from the net liquid asset requirement of VDM Specialists and the amount of bank overdrafts that form part of the cash pool agreement as set out above, partly offset by the disposition on security positions.

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

Our indebtedness

   Van der Moolen Holding N.V.

     As of June 14, 2006 we had the following loan agreements. Under most of these agreements, we are liable jointly and severally with some or all of our subsidiaries (other than VDM Specialists and Curvalue Beheer B.V. and its (in)direct subsidiaries):

•	A loan from a corporate lender in the amount of €1.4 million, of which €1.1 million is of a long-term nature, bearing interest of 6.25% per annum. This loan is payable in annual installments with a final maturity on January 28, 2010.

•	A €15 million committed credit facility with ABN Amro Bank N.V. Interest on this facility is set at 2.5% over the one-months Euribor rate. There are no amounts outstanding under this facility. This facility matures in December 2006.

     We also have uncommitted overdraft facilities to finance the trading activities of our subsidiaries.

     We are also liable for the liabilities of our wholly owned Dutch subsidiaries (except for those included in the Curvalue transaction), which arise out of legal acts by these subsidiaries, pursuant to the statement that we have issued in accordance with section 2:403 of the Dutch Civil Code.

     Further, Van der Moolen Holding N.V. has issued a guarantee to third parties for a total amount of €1.0 million in relation to a credit facility of Stichting Van der Moolen Holding. No amounts are drawn under this facility.

   VDM Specialists

     On August 3, 2001, VDM Specialists issued subordinated notes in the aggregate principal amount of $130.0 million (€101.4 million). A portion of the proceeds of this issuance was used to retire part of VDM Specialists’ then-outstanding subordinated notes. Of the $130.0 million issued, $65.0 million (€50.7 million) matures on August 3, 2008, bears interest at an annual rate of 7.54% and is payable in three installments beginning on August 3, 2006, and $65.0 million (€50.7 million) matures on August 3, 2011, bears interest at an annual rate of 7.80% and is payable in five annual installments beginning on August 3, 2007. The purpose of this debt is to enable VDM Specialists to satisfy applicable New York Stock Exchange net capital and net liquid assets requirements.

     On March 1, 2002, VDM Specialists issued subordinated notes in the aggregate principal amount of $40.0 million (€31.2 million). These notes mature on March 1, 2008, bear interest at an annual rate of 7.11% and are payable in four annual installments, the first two having been paid on March 1, 2005 and March 1, 2006. As of June 14, 2006 an amount of $20 million (€15.6 million) was still outstanding under this agreement. The purpose of this debt is to enable VDM Specialists to satisfy New York Stock Exchange net capital and net liquid assets requirements following the acquisition of Lyden, Dolan, Nick.

     The subordinated notes, 7.11% due March 1, 2008, 7.54% due August 3, 2008 and 7.80% due August 3, 2011 contain certain financial, reporting and other restrictive covenants. Financial covenants relate to, among other things, compliance with regulatory minimum capital and net liquid asset requirements. If VDM Specialists ceases to be in compliance with a financial covenant, and the non-compliance is not waived by the holders of the subordinated notes, the entire debt balance becomes repayable within a period of six months, and cross defaults with respect to other borrowing by VDM Specialists could be triggered.

     Historically, VDM Specialists used interest rate swaps to mitigate its exposure to interest rate changes on certain of its subordinated notes. In June 2005, VDM Specialists changed its policy and now hedges its exposure to interest rate fluctuations depending on its assessment of future interest rate movements. As a consequence, the interest rate swaps were terminated and the notes remain unhedged.

     VDM Specialists also has subordinated liabilities amounting to $10.7 million (€8.3 million) as of December 31, 2005 that are related to exchange memberships contributed at market value by the members of VDM Specialists.

     As of December 31, 2005, VDM Specialists has issued 325(e) guarantees to the New York Stock Exchange in the total amount of $5.1 million (€4.0 million). These guarantees, in the amount of $0.1 million each, shall be available for amounts due to the New York Stock Exchange and losses due to other members or member organizations arising directly from the closing out of securities contracts under New York Stock Exchange rules.

   Capital Expenditure

     We have financed, and expect to continue to finance, our capital expenditure requirements primarily through the issuance of new share capital in the form of common shares and financing preferred shares, as well as from external financing and working capital. Our capital expenditure was €2.7 million, €1.1 million and €1.4 million for the years ended December 31, 2005, 2004 and 2003, respectively. As a result of the absence of acquisitions, our capital expenditure in those years was limited. On January 2, 2006, we acquired Curvalue. The initial cash payment amounted to €5.0 million, which was financed out of freely available cash. The remainder of the initial consideration was settled in shares of Van der Moolen Holding N.V. Further, see the discussion above under “—(A) Operating Results—Overview—Recent Developments.”

     We currently anticipate that our available cash resources and credit facilities will be sufficient to meet our obligations under the earn-out arrangements in relation to the Curvalue acquisition and our anticipated debt repayments, working capital, regulatory capital, dividend payments and capital expenditure requirements through the end of 2006.

(C) Research and Development, Patents and Licenses, etc.

     Not applicable.

(D) Trend Information

     Our revenues are mainly affected by trading volume and intraday price volatility on the exchanges where we are active as a specialist or proprietary trader/ market maker. Furthermore, revenues are influenced by the development of the U.S. dollar against the euro.

     For a further description of these and other trends that affected our business in recent periods, see the discussion above under “—(A) Operating Results—Overview—Revenues.”

(E) Off-Balance Sheet Arrangements

     In addition to the obligations recorded on our balance sheet, we have certain commitments and contingencies that may result in future cash requirements. These off-balance sheet arrangements consist of guarantees to third parties as discussed above, which are in addition to capital commitments and operating lease commitments. See Note 23 of our consolidated financial statements included in this annual report for further information regarding our commitments and contingent liabilities.

(F) Tabular Disclosure of Contractual Obligations

     As of December 31, 2005, the scheduled maturities of our obligations, excluding bank overdrafts, assuming any available rollover provisions are inapplicable, were:

	Total (1)	< 1 year (1)	1<3 years (1)	3<5 years (1)	>5 years (1)

	(in € millions)
Indebtedness
Short-term debt	-	-	-	-	-
Long-term debt	4.00	1.0	2.0	0.0	-
Subordinated liabilities(2)	135.2	26.7	75.6	22.0	10.9
Operating leases	4.06	1.0	1.0	1.0	-

(1)	Amounts stated are principal amounts. Principal amounts in dollars are translated into euros at an exchange rate of €1.00 = $1.1829.

(2)	Subordinated liabilities exclude memberships in exchanges, contributed by members, at market value.

     We fulfill our debt obligations out of freely available cash and available credit facilities. Furthermore, we identified the following alternative funding measures to support future debt maturity requirements:

•	Receipt of NYSE merger consideration, including $300,000 and 80,177 shares of NYSE Group per exchange membership, and the $70,570 permitted dividend per membership which was declared immediately prior to the merger in March 2006. The Company owned six NYSE memberships directly and LOC, LLC owned three exchange memberships. Further, we received proceeds from the secondary offering in May 2006, which were approximately $9.8 million (excluding LOC, LLC). See the discussion above under “—(A) Operating Results—Overview—Recent Developments.”

•	Proposed reduction of NLA requirements by the NYSE and SEC. See “Item 3. Key Information—(D) Risk Factors.”

     For the year ended December 31, 2006, we plan to contribute €0.5 million to our pension plans.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

     We have a two-tier board structure consisting of an executive board, which manages our business, and a supervisory board, which supervises and advises our executive board.

(A) Directors and Senior Management

Supervisory Board

     Our supervisory board must approve certain resolutions of our executive board, which are specified in our articles of association and are set forth under “—Executive Board” below. In addition, our supervisory board may give our executive board written notice of other corporate actions that it wishes to approve. In fulfilling their duties, all members of our supervisory board must serve our best interests.

     Our articles of association provide that our supervisory board must have at least three members. Under Dutch law, supervisory board members cannot serve as members of our executive board.

     Our supervisory board members are appointed by the general meeting of shareholders for terms ending on the date of the general meeting of shareholders that is held in the fourth year after the date of their appointment. Our supervisory board members retire according to a rotation plan that the supervisory board establishes, and they may be reappointed. In our articles of association, a limit of 12 years is placed on the total service period of supervisory board members. Our general meeting of shareholders appoints the members of our supervisory board from binding nominations made by our supervisory board. There must be at least two nominees for each vacancy on our supervisory board. The general meeting of shareholders can override these binding nominations by an absolute majority of the votes cast. This vote must represent more than one-third of our issued share capital outstanding at the time of the vote. If our supervisory board does not nominate anyone for a specific position on the supervisory board within 30 days after a vacancy has occurred, our general meeting of shareholders can appoint a replacement by an absolute majority of votes.

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

     A supervisory board member must retire at the annual general meeting of shareholders in the year in which he turns 72 or after he has served 12 years as supervisory board member. A supervisory board member can be suspended or dismissed at any time by a resolution of our general meeting of shareholders passed by a majority of the votes cast. This vote must represent more than one-third of our issued share capital outstanding at the time of the vote. A simple majority of votes can suspend or dismiss a supervisory board member if the supervisory board proposes the measure. Within three months after a suspension, our general meeting of shareholders must either dismiss the supervisory director or terminate the suspension.

     The general meeting of shareholders determines the supervisory board members’ compensation. We pay our supervisory board members in cash and will reimburse them for their expenses. See “—(B) Compensation Supervisory Board”. The articles of association provide that the supervisory board members will be reimbursed with damages due to acts or omissions in the performance of the duty and any damages they may be ordered to pay. The company indemnifies them against financial losses that are a direct result of this. A party involved has no claim towards the reimbursement as referred to above and towards indemnification, in case and to the extent that a court of the Netherlands irrevocably has established that the acts and omissions may be characterized as being willfully misconducted, intentionally reckless or seriously imputable. In addition, no right to indemnification is applicable to the extent that the financial loss is covered by insurance and the financial loss has been reimbursed by the insurer. The company may on behalf of the party involved take out insurance against liability.

     Our supervisory board consists of four members. Having served on the supervisory board for eight years, Jan Aalberts resigned on April 5, 2006. Our current supervisory board members are:

Name	Age	Position	Expiry of term

Rudolf G.C. van den Brink	58	Chairman	2010
Marinus Arentsen	66	Member	2008
Gerrit H. de Marez Oyens	65	Member	2010
Gerard L. van den Broek	65	Member	2008

     Rudolf G.C. van den Brink has served as a member of our supervisory board since July 24, 2002. He holds a Ph.D. in Economics from the University of Amsterdam. Mr. Van den Brink is a professor of Monetary Economics and Financial Institutions at the University of Amsterdam and is chief economic advisor to the management board of ABN AMRO Bank N.V. From 1976 to 2002, Mr. Van den Brink worked for ABN AMRO Bank N.V., becoming a member of the executive board in 1997. He is also a member of the supervisory boards of Samas-Groep N.V., Oranje-Nassau Groep B.V., Legal & General Nederland Levensverzekering Maatschappij N.V., Akzo Nobel N.V. and Elsevier Reed Finance B.V. Further, he is the chairman of the supervisory board of Nederlandse

Waterschapsbank N.V., Center Parcs Europe N.V., Amsterdam Thuiszorg, Arbo Unie B.V. and the University of Nijenrode.

     Marinus Arentsen was elected to our supervisory board at our Annual General Meeting of Shareholders on April 14, 2004. As registered accountant, he was previously chief financial officer and a member of the executive board of CSM N.V., a food producer. He serves as chairman of the supervisory boards of CSM Nederland B.V. and Klaverblad Verzekeringen U.A., an insurer. In addition, he is a member of the supervisory boards of Incotec International B.V. a firm that provides services to agribusiness, and Océ N.V., a manufacturer of document management systems.

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

     Gerard L. van den Broek has been a member of our supervisory board since April 3, 1996. He holds a degree in law from Erasmus University, Rotterdam. After working as a member of the management team of Nederlandse Credietverzekering Maatschappij until 1978, he subsequently joined Spencer Stuart Management Consultants in 1982, a management consultancy and executive recruiting firm, where he was a partner until May 2001. He also serves on the supervisory board of Alkan B.V., an aluminum refiner and component manufacturer and is a member of Stichting Van der Moolen Holding N.V. since April 2006.

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

Executive Board

     Our executive board manages our general affairs and business under the supervision of our supervisory board, and is authorized to represent us. Under our articles of association, the executive board requires prior approval of the supervisory board for resolutions to:

     (a) institute significant changes in the identity or nature of Van der Moolen Holding N.V. or its enterprise;

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

     (f) acquire, or materially increase or decrease the value of, a participation in the share capital of another company where the value of such participation equals or exceeds one-tenth of our issued share capital and reserves (as stated on our statutory balance sheet and the explanatory notes thereto), or cause a dependent company to do the same;

     (g) enter into any investment requiring an amount equal to or exceeding one-tenth of our issued share capital and reserves (as stated on our statutory balance sheet and the explanatory notes thereto);

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

     (b) the conclusion or cancellation of any long-lasting co-operation by Van der Moolen Holding N.V. or a subsidiary with any other legal person or company or as a fully liable general partner of a limited partnership or a general partnership, provided that such co-operation or the cancellation thereof is of essential importance to Van der Moolen Holding N.V.; and

     (c) the acquisition or disposition by Van der Moolen Holding N.V. or a subsidiary of a participation interest in the capital of a company with a value of at least one-third of Van der Moolen Holding N.V.’s total assets as set forth on the balance sheet contained within its most recently adopted annual accounts.

     Our executive board must have at least two members, and our supervisory board determines its size. Each new member of the executive board shall be appointed for a maximum period of four years. Accordingly, unless such member of the executive board has resigned or has been terminated in such capacity at an earlier date, his term of office will lapse on the day of the annual general meeting to be held in the fourth year after the year of his appointment. Our general meeting of shareholders appoints the members of our executive board from binding nominations made by our supervisory board. There must be at least two nominees for each vacancy on our executive board. The general meeting of shareholders can override these binding nominations by a majority of the votes cast. This vote must represent more than one-third of our issued share capital outstanding at the time of the vote. If our supervisory board does not nominate anyone for a specific position on the executive board within 30 days after a vacancy has occurred, the general meeting of shareholders can appoint a replacement by an absolute majority of votes.

     Our executive board has established rules governing its internal organization. Our supervisory board must approve the adoption of, and any changes to, these rules. Our executive board may, subject to approval from our supervisory board, charge each member of the executive board with particular duties.

     An executive board member can be suspended or dismissed by a resolution of a majority of the votes cast at a shareholders’ meeting. This vote must represent more than one-third of our issued share capital outstanding at the time of the vote. An absolute majority of votes can suspend or dismiss an executive board member if the supervisory board proposes the measure. Our supervisory board may also suspend (but not dismiss) a member of our executive board. If, within three months after a suspension, our general meeting of shareholders has not decided to either dismiss the executive board member or terminate the suspension, the suspension shall terminate automatically.

     Our supervisory board determines the compensation and benefits of the members of our executive board, with due observance of the remuneration policy as adopted by the general meeting of shareholders.

     The articles of association provide that the executives will be reimbursed with damages due to acts or omissions in the performance of the duty and any damages they may be ordered to pay. The company indemnifies them against financial losses that are a direct result of this. A party involved has no claim towards the reimbursement as referred to above and towards indemnification, in case and to the extent that a court of the Netherlands irrevocably has established that the acts and omissions may be characterized as being willfully misconducted, intentionally reckless or seriously imputable. In addition, no right to indemnification is applicable to the extent that the financial loss is covered by insurance and the financial loss has been reimbursed by the insurer. The company may on behalf of the party involved take out insurance against liability.

     The business address of each member of our executive board is the address of our principal executive office in Amsterdam, the Netherlands.

     Our executive board consists of three members. Mr. Böttcher resigned from the executive board on May 1, 2006. The members of our executive board are:

Name	Age	Position

Richard E. den Drijver	45	Chairman
Leo J. Pruis	53	Chief financial officer
Casper F. Rondeltap	50	Member

     Richard E. den Drijver is the founder and CEO of Curvalue from 1991 onwards. Prior to that he held functions at Euronext, Fortis Clearing and ABN AMRO Bank. At the Annual General Meeting of Shareholders on April 5, 2006, he was elected to the executive board and on May 1, 2006 he became the CEO of Van der Moolen Holding N.V.

     Leo J. Pruis is an economist and registered accountant, who has served in financial capacities at a number of financial services firms, most recently as a member of the executive boards of Eureko B.V. and Achmea Holding N.V. Prior to his employment there, he held general management positions with Fortis N.V. and Credit Lyonnais Bank Nederland N.V. Mr. Pruis joined Van der Moolen on January 3, 2005, became CFO upon the departure of his predecessor on February 28, 2005 and was elected to the executive board at the Annual General Meeting of Shareholders on April 6, 2005.

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

     Like most Dutch public companies, we have a two-tier governance regime consisting of a non-executive supervisory board and an executive board. As set out in more detail above, our supervisory board oversees and controls our executive board, whereas the executive board is responsible for the management of the company. Members of the executive board and other officers and employees cannot simultaneously act as members of the supervisory board. The supervisory board has the right to submit specified resolutions of the executive board for its approval. Certain material decisions of the executive board are in any event subject to the approval of the supervisory board, whereas resolutions of the executive board regarding a significant change in the identity or nature of the company are, in addition to supervisory board approval, subject to the approval of the general meeting of shareholders.

     Both the Dutch Corporate Governance Code requirements and the New York Stock Exchange rules require that a majority (or more) of the members of a board of directors be independent. However, the relevant definitions of independence differ in their details. In some cases, the Dutch requirement is stricter, such as by requiring a longer “look back” period for former executive directors; in others the New York Stock Exchange requirement is the stricter of the two. New York Stock Exchange listing standards also require that the external auditor be appointed by a company’s audit committee. In accordance with Dutch law, our external auditor is appointed by the general meeting of shareholders. Any such appointment made is based on a nomination by the supervisory board rather than a nomination by our audit committee. On the other hand, our audit committee has the sole authority to make recommendations for such appointment, which in turn is subject to confirmation by our supervisory board. The responsibility for our corporate governance structure lies with the executive board and the supervisory board as a whole, and is not delegated to a sub-committee of the supervisory board. In general, we believe that our current corporate governance practices are consistent in principle with the standards required of U.S. companies listed on the New York Stock Exchange.

Corporate Governance Developments in the Netherlands

     In 2004, the Netherlands introduced new corporate governance principles, known as the “Tabaksblat Code,” referred to herein as the “Code.” Companies subject to the Code are required either to conform to its principles and best practices or explain why they do not. Many of the provisions of the Code are similar to provisions contained within the Sarbanes-Oxley Act of 2002 and the rules and regulations thereunder. However, there are other provisions of the Code from which we depart in some respects.

     The Code requires that executive board members’ incentive compensation have both short and long-term components. We fulfill this requirement only partially, as some of our employment contracts pre-date the Code. However, all such contracts will conform to the Code at such time as they are renewed.

     While the Code recommends a maximum term of four years, our executive board member Mr. Rondeltap, appointed as member of our board before the introduction of the Code, was appointed for an indefinite term. The Dutch Cantonal Formula (Kantonrechtersformule) is applicable to his severance payment. Mr. Böttcher was also appointed for an indefinite term, but his contract will expire in September 2006 upon his retirement.

     The Code states that all supervisory board members should be independent. Our supervisory board member professor Van den Brink acts as chief economic advisor of macro economics to ABN AMRO and therefore does not meet the formal independence requirements, as ABN AMRO provided Van der Moolen with a €15 million credit line and acted as its advisor in the Curvalue acquisition. However, we are convinced that, since professor Van den Brink is not involved in the management of ABN AMRO, he should be considered as an independent supervisory board member.

     Companies to which the Code applies are expected to establish rules governing for the holding of and transactions in securities by the supervisory board members other than those issued by us. We do not keep track of these share transactions by our supervisory board members, which is not fully in compliance with this rule.

     The Code recommends that the supervisory board establishes separate committees for remuneration and nomination. Given the number of our supervisory board members, we have chosen to combine these committee functions.

     The Code states that meetings with analysts, presentations to analysts and press conferences should be announced in advance on our website and by means of a press release. We have published the announcements of press conferences on our website and made reference to general press and analysts meetings in our press releases. We will optimize the communication by announcing general press releases and improve the opportunity to follow the general press releases and analysts meetings by means of web casting.

     Our articles of association provide that our executive board may determine a record date and determine that any person entitled per such record date may attend the general meeting if they are registered in a certain register, designated for that purpose by our executive board, and if the holder of such register, at the request of the applicant, has notified us that such applicant has the intention to attend the meeting, regardless of who will be applicant at the time of the general meeting. We intend to use our authority under the articles of association as of our general meeting of shareholders in 2007 and we will review to what extent we can accommodate electronic voting.

     In 2005, we made significant efforts to strengthen our control systems in accordance with the broadly defined requirements of the Code. However, we will continue to work to improve our compliance procedures and processes further, to formalize and document our internal control procedures and activities and to improve financial oversight and control of our Group companies, all with an eye to achieving full compliance with the internal risk management and control requirements of the Code.

(B) Compensation Supervisory Board

     Each of our supervisory board members receives a yearly fee and supervisory committee members (including members of the audit committee and the remuneration & nominating committee) receive an additional €1,500 per convened and attended meeting since April 9, 2003. Additionally, each supervisory board member is reimbursed for expenses incurred in connection with attendance at, and travel to and from, supervisory board meetings. In accordance with the employment agreements to which some of our supervisory board members are a party, compensation must be paid to the organizations for which our supervisory board members work, rather than to the members themselves. During 2005, we had five supervisory board members. These members received total remuneration of €208,270. The annual remuneration of the chairman of the supervisory board amounted to €65,494. The vice chairman received €34,727 and other (former) members received an aggregate €108,049. For attendance at audit and nominating & remuneration committee meetings, the Chairman of the supervisory board received €24,990 and other (former) members of the committee received an aggregate €38,851 during 2005. All these individual amounts are inclusive of Value Added Tax where applicable.

     No loans are outstanding to members of our supervisory board.

Executive Board

     The aggregate annual base salary compensation that our executive board members received during 2005 was €1.1 million. In accordance with the terms and conditions of their employment contracts, executive board members are eligible for a bonus. Bonus payments depend on our financial results and individual performance. For the year ended December 31, 2005, the aggregate amount of bonuses paid to or accrued for our executive board members was €551,209. The remuneration per executive board member is set out below:

			Pension, social
			security and other
	Fixed salary	Bonus expenses	benefits	Total

	(in €)
Friedrich M. J. Böttcher (1)	431,100	246,755	105,681	783,536
Frank F. Dorjee (2)	54,832	37,961	16,594	109,387
Leo J. Pruis	329,004	177,662	81,584	588,250
Casper F. Rondeltap	305,104	88,831	145,682	539,617

Total	1,120,040	551,209	349,541	2,020,790

(1)	Mr. Böttcher resigned from the executive board on May 1, 2006.

(2)	Mr. Dorjee resigned on February 28, 2005.

     In addition to the bonuses related to performance indicators for 2005, Mr. Böttcher is entitled to a bonus of €52,780 as part of his long-term bonus arrangement, which was granted for the period 2004 through 2006. This amount is included in bonus expenses as set out in the table above.

     The remuneration of Casper Rondeltap includes €71,901 for expatriate expenses (2004: €137,173).

     For the year ended December 31, 2005, we recognized expenses in the amount of €67,520 for Mr. Böttcher, €4,785 for Mr. Dorjee, €42,846 for Mr. Pruis and €40,109 for Mr. Rondeltap to provide for retirement benefits. No loans are outstanding to members of our executive board.

     Mr. Den Drijver, the Chairman of our executive board as of May 1, 2006, receives a salary that is similar to that of his predecessor, Mr. Böttcher. Under the acquisition agreement through which we acquired Curvalue, the RDD Foundation, a related party to Mr. Den Drijver, received an initial cash payment of approximately €3.97 million and 3,018,354 common shares. In addition, there is an earn-out arrangement under the acquisition agreement through which the RDD Foundation, depending upon the profitability of Curvalue in 2005 and 2006 relative to pre-established profit targets, may end up holding between 6 and 12 percent of our share capital. See “Item 4. Information on the Company — (A) History and Development of the company.” Mr. Den Drijver has granted four percent of the initial and 2005 payments that the RDD Foundation received to employees and/or former shareholders of Curvalue. In addition, he has granted between nil and three percent of the 2006 payments that the RDD Foundation will receive to employees and/or former shareholders of Curvalue.

Share Options Held by Members of our Executive Board

     The following table provides certain information regarding our common shares and options in respect thereof held by members of our executive board as of December 31, 2005. Note that these numbers remained unchanged to date.

	Life of	Number of				Number of
	options at	options				options
	issuance in	December 31,	Average			December 31,	Average
	years	2004	exercise price	Forfeited	Expired	2005	exercise price

Executive Board
F. M. J. Böttcher (1)	5	115,000	28.68	—	(45,000)	70,000	27.72
C. F. Rondeltap	5	45,000	30.64	—	(19,000)	26,000	30.97

	5	160,000	29.23	—	—	96,000	28.60
Former Board members
F. F. Dorjee (2)	4	40,000	35.22	(40,000)	—	—	—
	5	25,000	21.00	(25,000)	—	—	—

	5	65,000	29.75	(65,000)	—	—	—

(1)	Mr. Böttcher resigned from the executive board on May 1, 2006.

(2)	Mr. Dorjee resigned on February 28, 2005.

     None of the members of our supervisory board hold any options in respect of our shares. For further information regarding stock options, including the accounting impact and vesting of these options, see Note 18 to our consolidated financial statements included elsewhere in this annual report and “—(E) Share Ownership—Equity Stock Option Plan” for a discussion of our employee share option plan.

(C) Board Practices

     No members of the executive board are entitled to fixed compensation.

     No members of our supervisory board or executive board are entitled to any benefits (apart from pension or similar retirement benefits as described under “—(B) Compensation Supervisory Board—Executive Board”) upon termination of their employment by Van der Moolen Holding N.V.

   Audit Committee

     In accordance with the charter established by the supervisory board of Van der Moolen Holding N.V., the audit committee must be comprised of at least two members. As of June 14, 2006, the audit committee was comprised of four members: Mr. Arentsen (chairman), Mr. Van den Brink, Mr. De Marez Oyens and Mr. Van den Broek.

     The audit committee’s tasks as set out in the charter are to assist the supervisory board in fulfilling its responsibilities to oversee: (I) the integrity of our financial statements; (II) the reporting process; (III) the system of internal business controls and risk management; (IV) the external audit process; (V) the external auditor’s qualifications, independence and performance; and (VI) our process for monitoring compliance with laws and regulations.

   Remuneration and Nominating Committee

     The remuneration and nominating committee must have at least two members. As of June 14, 2006, the committee consisted of Mr. Van den Broek (chairman) and Mr. Van den Brink.

     The remuneration and nominating committee’s tasks are to assist the supervisory board: (i) to determine the terms of engagement and remuneration of the members of the executive board (including the Chairman); and (ii) in selecting candidates for any suggested position in the executive board and the supervisory board.

     The members of the audit committee and the remuneration and nominating committee are all members of the supervisory board. None of the members of either committee has any personal financial interest in any decision by a committee and/or the supervisory board. They have no conflicts of interest arising from cross-directorships with the executive board or from being involved in our day-to-day business. See “Item 16A. Audit Committee Financial Expert” for further information.

(D) Employees

     The following table provides information about the number of employees who worked for us and each of our principal subsidiaries as of December 31, 2005, 2004 and 2003.

Company	As of December 31,

	2005	2004	2003

Van der Moolen Holding N.V	22	20	27
VDM Specialists, LLC	199	244	264
Van der Moolen Effecten Specialist B.V.	14	18	25
Van der Moolen Trading GmbH	23	27	27
Van der Moolen Equities Ltd	20	24	14
Van der Moolen Obligaties B.V.	4	3	3
Other	—	—	5

Total	282	336	404

     The following table provides information about the number of the group’s employees by function as of December 31, 2005, 2004 and 2003.

Function	As of December 31,

	2005	2004	2003

Traders	188	254	289
Administration and support	55	47	58
Operating company management	8	7	17
Holding company management and staff	18	16	23
Technology support	13	12	17

Total	282	336	404

     Our employees are not covered by collective bargaining agreements. We have never experienced an employment-related work stoppage. We consider our employee relations to be good. See “Item 3. Key Information—(D) Risk Factors—Risks Associated with the Company—If we lose the services of a number of qualified personnel or cannot hire additional qualified personnel, our businesses could be harmed.”

(E) Share Ownership

     None of the members of our supervisory or executive boards hold any common shares or financing preferred shares of Van der Moolen Holding N.V. See “—(B) Compensation Supervisory Board—Share Options Held by Members of our Executive Board” for information regarding the ownership of options by members of our executive board.

Equity Stock Option Plan

     We closed our employee stock option plan in 2003 and announced that no further options would be granted. However, some options remain outstanding from the old plan. That plan was established with respect to our management and employees. Under the previous plan, members of our executive board and other specified employees were granted an option to acquire a specified number of common shares. The exercise price for all options issued and outstanding as of June 14, 2006 is between €16.17 and €31.45. Each option is exercisable into one common share.

     On December 31, 2005 the number of unexercised and exercisable outstanding options held by our staff was 627,005, and the total number of unexercised outstanding options held by members of our executive board as a group was 96,000.

     New common shares may be issued or common shares may be repurchased to meet the obligations arising from the exercise of employee options.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

(A) Major Shareholders

     The following table sets forth certain information concerning the beneficial ownership of our outstanding share capital, which is comprised of our common shares, financing preferred A shares and financing preferred B shares as of April 5, 2006 by:

•	each shareholder whom we know to be a beneficial owner of approximately 5% or more of our outstanding share capital;

•	each holder of financing preferred A and B shares; and

•	our supervisory board and executive board as a group.

     Percentage of beneficial ownership is based on an aggregate of 43,691,730 shares outstanding (excluding 199,560 common shares purchased by Van der Moolen Holding N.V. or its affiliates as of that date), representing 47,866,706 votes, composed of 43,049,426 common shares, 251,000 financing preferred A shares and 391,304 financing preferred B shares. The totals underlying these percentages comprise, for each individual shareholder, the total number of shares outstanding held by the individual shareholder.

Shares beneficially owned(1)

Beneficial Owner	Number of common shares	Number of financing preferred A shares	Number of financing preferred B shares	Voting interest in outstanding share capital(2)

RDD Foundation(3)	3,018,354	—	—	6.3
Fortis Utrecht N.V.(4)	476,230	—	326,087	6.1
Ducatus N.V.(4)	—	251,000	43,478	4.6
PGGM(4)	998,554	—	10,869	2.3
ABP(4)	781,477	—	10,870	1.8
Shares held by our
supervisory board as a
group	—	—	—	—
Shares held by our executive	—	—	—	—

Shares beneficially owned(1)

Beneficial Owner	Number of common shares	Number of financing preferred A shares	Number of financing preferred B shares	Voting interest in outstanding share capital(2)

board members as a
group(3)
Shares held by employees of
the company(3)	785,155	—	—	1.6
Shares held by the public	36,989,656	—	—	77.3

Total excluding shares
purchased by the company	43,049,426	251,000	391,304	100.0
Purchased shares held by the
company(5)	178,641	—	—	—

Total(6)	43,228,067	251,000	391,304	100.0

(1)	Under Rule 13d-3 of the Exchange Act, more than one person may be deemed to beneficially own certain common shares (if, for example, persons share the power to vote or the power to dispose of the common shares). In addition, a person is deemed to beneficially own common shares if the person has the right to acquire the common shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. As a result, the percentage of outstanding common shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of common shares actually outstanding. These numbers do not include options held by shareholders.

(2)	Holders of our common shares, financing preferred A shares and financing preferred B shares vote as a single class on all matters requiring a shareholder vote. Each common share carries one vote and each financing preferred A share and each financing preferred B share of €0.60 nominal each, carries 7.5 votes.

(3)	As part of the initial payment for the acquisition of Curvalue Beheer B.V. and its subsidiaries on January 2, 2006, 3,803,509 common shares of Van der Moolen Holding N.V. were issued. The RDD Foundation, a related party to Mr. Den Drijver, the Chairman of our Executive Board, received 3,018,354 common shares. The remaining 785,155 shares were issued to persons, or related parties thereof, that are currently employed by us or act as our advisor. All shares issued in relation to the acquisition are subject to lock-up restrictions. See “—(B) Related Party Transactions.”

(4)	Common share ownership interests for these shareholders are not publicly available. Accordingly, the number is estimated by us, in part based on notifications shareholders were required to make pursuant to Dutch law when they reach a threshold interest of 5% and again at 10%. Our estimates are based on information available to us as of April 5, 2006.

(5)	As of April 5, 2006, the total number of shares repurchased by Van der Moolen Holding N.V. following the implementation of our share purchase plan was 102,182. Further, 76,459 common shares are held by a wholly owned subsidiary of Van der Moolen Holding N.V. These shares reflect a trading position remaining from the time that this subsidiary acted as the Primary Market Maker of the company’s options on Euronext.liffe. The corresponding options have a fair value of €107,608. The shares will be subsequently sold, when the corresponding option positions expire. These shares do not have voting or dividend rights.

(6)	As of June 14, 2006, the number of financing preferred A shares and the number of financing preferred B shares held by us remained unchanged compared to April 5, 2006. As a result of the issue of stock dividend on April 21, 2006, the total number of common shares outstanding increased by 437,158. The number of purchased shares has been reduced to 39,916 as a result of the expiration of the option positions as stated in note 5 above.

None of our major shareholders has voting rights that differ from those of our other shareholders.

     As of April 5, 2006, 6,024,755 common shares were lodged with the Bank of New York as depositary, on the basis of which it had issued an identical number of ADSs.

(B) Related Party Transactions

     Reference is made to Note 17 “Related Party Transactions” to our consolidated financial statements included elsewhere in this annual report for a full disclosure of related party transactions.

     See “Item 5. Operating and Financial Review and Prospects—(B) Liquidity and Capital Resources—Our indebtedness” for guarantees issued in relation to related parties.

(C) Interests of Experts and Counsel

     Not required because this document is filed as an annual report.

Item 8. FINANCIAL INFORMATION

(A) Consolidated Statements and Other Financial Information

     Reference is made to Item 18 for a list of the financial statements filed as part of this annual report.

Regulatory Proceedings and Litigation

VDM Specialists USA, LLC

     Specialist Trading Investigations

     On March 30, 2004, we announced a settlement with the New York Stock Exchange and the SEC with respect to charges resulting from an investigation of trading practices at several specialist firms, including VDM Specialists. The settlement, which was agreed on the basis of no admission or denial, was entered into in connection with alleged violations of Section 11(b) of the Exchange Act, and rules promulgated under the Exchange Act concerning New York Stock Exchange specialist trading, including the requirement that a specialist maintain a fair and orderly market, and violations of Section 15(b)(4)(E) of the Exchange Act, including failure to supervise with respect to certain transactions in which one or more of our employees allegedly violated Section 10(b) of the Exchange Act including Rule 10b-5. Pursuant to the settlement, and without admitting or denying any wrongdoing, we announced that VDM Specialists would pay a total of $57.7 million in restitution to customers and civil penalties for certain trades that occurred during the five year period from 1999 to 2003. Of the total agreed restitution and civil penalties, $34.9 million represented restitution and $22.8 million represented civil penalties. The full amount of the restitution payment was paid within ten days of the date of settlement. We agreed with the SEC to pay the $22.8 million in civil penalties on an installment basis, with the first installment of $10.8 million made within ten days of the date of settlement and $2.0 million paid every three months thereafter until all penalties have been paid in full. The remainder of the installments of $6.0 million, due at December 31, 2004, was paid in 2005. On March 30, 2004, four of the other largest New York Stock Exchange specialist firms also settled the investigation concerning their specialist trading activities during the 1999 to 2003 period. The SEC, the New York Stock Exchange and the Department of Justice continue to investigate the conduct of certain present and former employees of VDM Specialists.

     On April 12, 2005, seven former employees of VDM Specialists were indicted for securities fraud and conspiracy to commit securities fraud. Also on April 12, 2005, the SEC commenced civil proceedings against these seven former employees of VDM Specialists, as well as another employee of VDM Specialists who was not indicted. The NYSE has also brought charges against these former employees of VDM Specialists. Van der Moolen Holding N.V. and VDM Specialists are cooperating fully with the New York Stock Exchange and the SEC, as and when requested, in connection with these investigations. Of the seven indicted former VDM employees, two pleaded guilty to securities fraud on May 12, 2006, the trial of the two others began in U.S. district court in New York on June 14, 2006, and trials of the remaining three may take place one after another following the conclusion of the first trial. It is not possible to anticipate at this time whether or not such future trials will occur, the length of any such trial, or the outcomes of such trials.

     In April 2006, VDM Specialists entered into fee agreements with five of the aforementioned seven indicted former employees thereby setting a maximum on the amounts of the company’s indemnification of legal fees and expenses for these five individuals pursuant to Section 5.5 of the company’s Operating Agreement. See under “Legal fees” for further comments.

     In re New York Stock Exchange Specialists Securities Litigation

     In the fourth quarter of 2003, four putative class actions were filed with the U.S. District Court for the Southern District of New York against VDM Specialists and other New York Stock Exchange specialist firms. On March 11, 2004, a similar suit, which was brought by an individual plaintiff who was not purporting to represent a class, was filed in the U.S. District Court for the Southern District of New York. One of the class actions and the individual suit also name the New York Stock Exchange and Van der Moolen Holding N.V. as defendants. Each of these five actions was filed on behalf of plaintiffs who allege that the defendants violated U.S. federal securities law by conducting improper trading activity to the detriment of pending customer orders. The actions were filed on the grounds of the alleged trading violations that were the subject of the New York Stock Exchange and SEC investigation mentioned above. The actions seek unspecified restitution and damages. On May 27, 2004, the U.S. District Court for the Southern District of New York entered an order consolidating the four class actions and the individual action, appointing lead plaintiffs, and directing that a consolidated amended complaint be filed within 45 days. The co-lead plaintiff filed an amended consolidated complaint on September 16, 2004 (In re NYSE Specialists Securities Litigation, No. 03-8264 (S.D.N.Y.)).

     On November 16, 2004, Van der Moolen Holding N.V., VDM Specialists, and the other New York Stock Exchange specialist firms moved to dismiss the amended consolidated complaint. On December 15, 2005, the court granted in part and denied in part the motion to dismiss, thereby allowing plaintiffs’ claims to go forward against Van der Moolen Holding N.V., VDM Specialists, and the other specialist firms. Van der Moolen Holding N.V. and VDM Specialists answered the complaint on February 23, 2006.

     No class has yet been certified. Documents requests have been served on Van der Moolen Holding N.V., VDM Specialists and other defendants, and discovery commenced in June 2006. We believe that Van der Moolen Holding N.V. and VDM Specialists have substantial defenses to this litigation. There can be no assurance, however, as to the outcome or timing of the resolution of these proceedings and actions. The range of reasonably possible losses, which cannot be reliably estimated by us, could include determinations and judgments against us or settlements that could require substantial payments by us, all of which could have a material adverse effect on our financial condition, results of operations and cash flows.

     In re Van der Moolen Holding N.V. Securities Litigation

     On October 20, 2003, a plaintiff, who purported to represent holders of our ADRs, filed a class action on their behalf in the U.S. District Court for the Southern District of New York against Van der Moolen Holding N.V. and the members of our executive board during the relevant period. The plaintiff alleged that defendants violated U.S. federal securities law by failing to disclose the alleged trading activity at issue in the NYSE Specialists litigation and the New York Stock Exchange and SEC investigations into NYSE specialist trading activity. On April 14, 2004, the Court entered an order designating co-lead plaintiffs. On July 9, 2004, co-lead plaintiffs filed an amended complaint seeking unspecified damages. On September 14, 2004, co-lead plaintiffs filed a Second Amended and Consolidated Class Action Complaint (In re Van der Moolen Holding N.V. Securities Litigation, No. 03-8284 (S.D.N.Y.)), also naming VDM Specialists as a defendant. On November 22, 2004, Van der Moolen Holding N.V., VDM Specialists and the individual defendants moved to dismiss the complaint. On December 15, 2005, the Court granted in part and denied in part defendants’ motion to dismiss. Van der Moolen Holding N.V., VDM Specialists and the individual defendants answered the complaint on February 17, 2006.

     No class has yet been certified. Discovery commenced in May 2006. We believe that defendants have substantial defenses to this litigation. There can be no assurance, however, as to the outcome or timing of the resolution of these proceedings and actions. The range of reasonably possible losses, which cannot be reliably estimated by us, could include determinations and judgments against us or settlements that could require substantial payments by us, all of which could have a material adverse effect on our financial condition, results of operations and cash flows.

     Other

     On February 22, 2005, the New York Stock Exchange advised VDM Specialists that it is conducting an investigation into the possibility that (i) employees of VDM Specialists submitted or caused to be submitted, misleading or inaccurate floor official approvals during the period from September 2002 through August 2003, and (ii) VDM Specialists and/or certain supervisory employees may have failed to discharge their responsibility in supervising the firm’s floor employees. The outcome or a range of outcomes of this investigation cannot be predicted at this time.

     Legal fees

     In 2005, VDM Specialists incurred €5.7 million in legal fees in relation to regulatory proceedings and litigation that is included in General and Administrative expenses in the Consolidated Statement of Income (2004: €4.0 million; 2003: €1.3 million). Pursuant to Section 5.5 of its operating agreement with minority members, VDM Specialists is required to advance funds for actual litigation expenses incurred by various present and former members and employees in connection with litigation and regulatory inquiries. All such advances have been included in the aforementioned amount and are recognized as expenses in the Consolidated Statement of Income. In 2005, an amount of approximately €4.6 million was recognized in respect of such advances (2004: €0.7 million; 2003: nil). Reference is made to Note 23 to our consolidated financial statements for details of a provision of €1.9 million established at December 31, 2005. There can be no assurance that further legal fees over and above this provision will not arise, and such expenses could be material.

     Stock Lending

     In late 2004, the New York Stock Exchange requested documents and interviews with certain employees of VDM Specialists’ stock lending department. On January 14, 2005, VDM Specialists terminated two senior members of its stock lending department for violations of the firm’s policies and their terms of employment. On February 11, 2005, we disclosed that the New York Stock Exchange was conducting an inquiry into broker-dealer stock lending practices, focusing on transactions involving finders, including transactions carried out by VDM Specialists’ stock lending department. Also on February 11, 2005, based on the existence of this New York Stock Exchange inquiry and the results of VDM Specialists’ own internal inquiry, Van der Moolen Holding N.V. announced that VDM Specialists was closing its stock lending business. At the time when VDM Specialists closed its stock lending business, New York Stock Exchange rules did not expressly bar the payment of reasonable fees to legitimate finders of securities in connection with a member firm’s stock lending activity, although certain broker-dealers had adopted policies prohibiting such payments.

     On May 26, 2005, the SEC issued a subpoena duces tecum requesting the production of certain documents concerning VDM Specialists’ stock loan business, which VDM Specialists answered.

     While we cannot predict with certainty the outcome of the inquiry of the New York Stock Exchange, which will be subject to the approval of the New York Stock Exchange’s board, we are actively engaged in discussions with the staff of the New York Stock Exchange. The range of further possible losses cannot be reliably estimated at this time.

     The Audit Committee has reviewed the findings of the internal inquiries described above, and in the light of these findings and the steps taken by management is satisfied that appropriate remedial action has been taken. The stock lending activities of VDM Specialists contributed less than €0.1 million to 2005 net income (2004: €0.6 million; 2003: €0.6 million).

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

     Further, the Department of Market Regulation of the Chicago Board Options Exchange requested written information from Van der Moolen Options USA, LLC relating to compliance with the Chicago Board Options Exchange’s firm quote rule. On January 28, 2004, the SEC requested data from all U.S. option exchanges, including all those on which our option units acted as specialists or in a similar capacity, regarding the functioning and trading practices of specialists on those exchanges. It is possible that these requests have been lodged in advance of additional investigations into trading practices by the Chicago Board Options Exchange or the SEC.

     On May 11, 2004, the SEC requested financial information and information in respect of the compliance procedures of Cohen, Duffy, McGowan, LLC. Cohen, Duffy, McGowan, LLC was closed in December 2003 and we disposed of Van der Moolen Options USA, LLC in December 2004.

     Last Atlantis Capital et al. vs Chicago Board Options Exchange et al.

     On January 20, 2004, five entities who allege that they are purchasers and sellers of options commenced an action in the U.S. District Court for the Northern District of Illinois against four national securities exchanges (the American Stock Exchange, the Chicago Board Options Exchange, the Philadelphia Stock Exchange and the Pacific Stock Exchange) and 35 securities dealers who made markets in options, including Cohen, Duffy, McGowan, LLC and Van der Moolen Options USA, LLC, as well as Van der Moolen Holding N.V. Plaintiffs allege that our subsidiaries conspired with other defendants by allegedly failing to execute orders, cancelling orders and refusing to cancel orders for the purchase and sale of options. Plaintiffs allege violations of federal antitrust laws (Sections 1 of the Sherman Act and 4 and 16 of the Clayton Act), and securities laws (Section 10(b) of the Exchange Act and rule 10b-5 thereunder), breach of contract, common law fraud, breach of fiduciary duty, violations of an Illinois consumer fraud and deceptive business practices statute and tortuous interference with business. Injunctive relief and damages (including punitive damages) in an unspecified amount are sought. Cohen, Duffy, McGowan, LLC, Van der Moolen Options USA, LLC and Van der Moolen Holding N.V. were never served with process in this action, and although named in the caption of the Complaint, there are no specific allegations in the complaint against either Van der Moolen N.V. Holding or Van der Moolen Options USA, LLC. Motions to dismiss were filed with the court on June 14, 2004. On March 30, 2005 the court granted the motion to dismiss. On May 9, 2005, the court denied the plaintiffs’ motion for reconsideration except with respect to the federal securities count as to which the court gave plaintiffs leave to replead with particularity. No amended complaint has been served on either Cohen, Duffy, McGowan, LLC or Van der Moolen Options USA, LLC or on Van der Moolen Holding N.V. On January 28, 2005, counsel for plaintiffs in this action filed a virtually identical complaint with the U.S. District Court for the Southern District of Illinois. The new complaint has not been served on either Cohen, Duffy, McGowan, LLC, Van der Moolen Options USA, LLC, or on Van der Moolen Holding N.V. On November 7, 2005, counsel for plaintiffs in this action filed a virtually identical complaint with the U.S. District Court for the Northern District of Illinois, which consolidated the original Last Atlantis complaint and the complaints filed by plaintiffs Bryan Rule and River North Investors LLC into one consolidated complaint. The consolidated complaint has not been served on any of Cohen, Duffy, McGowan, LLC, Van der Moolen Options USA, LLC or on Van der Moolen Holding N.V. A joint motion to dismiss the consolidated complaint by all of the named market maker defendants was filed with the court on January 6, 2006. That joint motion attacks the factual and legal sufficiency of the consolidated complaint. Van der Moolen Options USA, LLC and Van der Moolen Holding N.V. separately filed a supplemental motion to dismiss the consolidated complaint as to them for two additional reasons, including the failure of the plaintiffs to serve them and the failure of the plaintiffs to include any allegations specific to them. Both motions remain pending before the court.

     On February 11, 2005, the Chicago Board Options Exchange sent a notice informing Van der Moolen Options USA, LLC that it had initiated an inquiry to determine whether Van der Moolen Options USA, LLC, in its capacity as Designated Primary Market-Maker on the Chicago Board Options Exchange or through its designee members, interpositioned or traded ahead its principal account ahead of orders Van der Moolen Options USA, LLC represented as agent during the period from at least January 1999 through December 2004 in violation of Chicago Board Options Exchange or SEC rules. The outcome of this investigation cannot be predicted at this time.

     Also, on December 21, 2004, the Philadelphia Stock Exchange advised Van der Moolen Options USA, LLC that it is conducting an investigation and fact-finding effort related to the order handling and trading activity by Van der Moolen Options USA, LLC for the period of February 2003 through September 2004, regarding compliance with Philadelphia Stock Exchange Rule 1082.

     The outcomes or range of losses arising from these investigations in respect of our U.S. Option business cannot be reliably estimated at this time.

     With respect to the regulatory investigations and civil litigations described above, there can be no assurance as to the outcome or timing of the resolution of these matters. The range of possible resolutions could include determinations and judgments against us or settlements that could require substantial payments by us that could have a material adverse effect on our financial condition, results of operations and cash flows.

Dividends and Dividend Policy

     Our general meeting of shareholders has the discretion to determine whether we will pay dividends on our common shares, following any setting aside of funds by our executive board with the prior approval of our supervisory board. Dividends may be paid out of retained earnings that have not been appropriated to statutory reserves or paid to holders of our financing preferred shares and preferred shares. Shareholders of our common shares may be given the option of receiving the dividend in cash, in common shares, or in a combination of cash and common shares following a proposal by the executive board and approval of the supervisory board. While our executive board may, with the approval of the supervisory board, determine that an interim dividend shall be paid, payouts in past years have been in the form of a single annual dividend. Dividends may be subject to a deduction of Dutch withholding tax. See “Item 10. Additional Information—(E) Taxation.” Any dividends that are not claimed within five years of their declaration revert to us.

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

     The table below sets forth certain information regarding the dividends declared payable in respect of our common shares for the years indicated. The dividends for each of the years below were paid in the immediately following year in cash or the approximately equivalent value in common shares.

Year ended December 31,	Dividends per common share				Total dividends on our common shares

	€		$		(€ millions)	($ millions)
2001	1.10	(1)	1.41	(1)	41.4	53.1
2002	0.72	(2)	0.92	(2)	27.7	35.5
2003	—		—		—	—
2004	0.22	(1)	0.28	(1)	8.4	10.8
2005	0.13	(1/3)	0.17	(1/3)	5.6	7.2

(1)	Paid in cash or, alternatively, in the form of common shares.

(2)	Paid in cash only.

(3)	Including dividends paid on the 3,803,509 common shares issued on January 2, 2006 in relation to the acquisition of Curvalue.

     In 2001, 2004 and 2005, holders of our common shares elected to receive a portion of the dividend declared in respect of that year in the form of common shares. The stock dividend for 2005 was set at a discount of 3.8% compared to the cash dividend. Accordingly, we issued 784,973, 1,026,195 and 437,158 common shares in partial fulfillment of the dividends declared in respect of the years ended December 31, 2001, 2004 and 2005, respectively. No such facility was made available to shareholders for the dividends in respect of 2002.

     Until 2004, we have had a policy of paying at least 40% of our net income from ordinary activities before impairment charges and less minority interest, calculated in accordance with Dutch GAAP, to our holders of common shares in the form of dividends, subject to, among other things, our liquidity and capital position and our expected financing requirements. For the years ended December 31, 2001, 2002 and 2004 we paid 41.0%, 40.4% and 41.9%, respectively, of our net income from ordinary activities less minority interest (excluding impairment of intangible fixed assets), calculated in accordance with Dutch GAAP, to our common shareholders in the form of dividends. For 2003 we paid no such dividend, having recorded a loss for the year. As a result of the transition to IFRS, we have paid out 50% of our net income available to common shareholders determined under these accounting standards for the year 2005. Although we intend to continue this policy in the future, the payment of any future dividends will be recommended, based on net income attributable to common shareholders, by our executive board in light of the conditions then existing, including our financial performance, liquidity position, capital position, future financing requirements and other factors.

Dividends on Financing Preferred Shares

     We currently have 251,000 financing preferred A shares and 391,304 financing preferred B shares outstanding. Our financing preferred shares are finance shares, which we may issue to raise capital. We pay dividends on our financing preferred shares. The dividend is calculated on the basis of the basic yield applicable to the relevant class of financing preferred shares as described in the terms and conditions attaching to those shares, which normally reflect market interest rates, at the date of issuance or dividend reset.

     The following tables set forth certain information regarding the dividends declared on our financing preferred A and B shares to the holders with respect to the years indicated. The dividends for each of the years below were paid in the immediately following year. Dividends on financing preferred A and B shares were paid from net income except in respect of 2003, when they were distributed from retained earnings (after declaration of such a dividend in February 2004) as a result of the net loss incurred in 2003 under Dutch GAAP. Our statutory financial statements for the year 2005 are prepared under IFRS as is allowed under Dutch Law. In the event of a net loss under IFRS for a year, a dividend is only distributable on financing preferred shares in respect of that year either upon declaration by the company or in a subsequent year, when the company reports a sufficient net profit under IFRS.

Year ended December 31,	Dividends per financing preferred A share		Total dividends on financing preferred A share

	€	$	(in € millions)	(in $ millions)
2001	2.71	3.48	0.6	0.8
2002	2.63	3.37	0.6	0.8
2003	2.71	3.48	0.6	0.8
2004	2.71	3.48	0.6	0.8
2005	2.71	3.48	0.6	0.8

Year ended December 31,	Dividends per financing preferred B share		Total dividends on financing preferred B share

	€	$	(in € millions)	(in $ millions)
2001	5.76	7.39	2.3	2.9
2002	5.76	7.39	2.3	2.9
2003	5.76	7.39	2.3	2.9
2004	5.76	7.39	2.3	2.9
2005	5.76	7.39	2.3	2.9

     Reference is made to “Item 5. Operating and Financial Review and Prospects—(A) Operating Results—Recent Developments” for information in respect of the reset of the dividend percentage of financing preferred B shares.

(B) Significant Changes

     For a discussion of significant changes in our business or financial condition since December 31, 2005, see “Item 5. Operating and Financial Review and Prospects—(A) Operating Results—Recent Developments.”

Item 9. THE OFFER AND LISTING

(A) Offer and Listing Details

     The tables below set forth, for the periods indicated, the high and low intraday prices of our common shares and ADSs, adjusted where relevant for the three-for-one share split that took effect on May 1, 2001.

     The following table sets out annual high and low intraday prices of our common shares on Euronext and our ADSs on the New York Stock Exchange for the last five years as provided by Bloomberg:

	Euronext Amsterdam		New York Stock Exchange (1)

Period	High	Low	High	Low

	(in euros per share)		(in dollars per share)
2001	42.17	15.00	30.24	22.75
2002	36.25	15.70	32.25	15.64
2003	21.70	5.51	22.04	6.70
2004	8.14	4.34	9.95	5.68
2005	6.57	3.75	8.27	4.57

(1) Trading in the ADSs on the New York Stock Exchange commenced on October 18, 2001.

     The following table sets out quarterly high and low intraday prices of our common shares on Euronext and our ADSs on the New York Stock Exchange for the last two years as provided by Bloomberg:

	Euronext Amsterdam		New York Stock Exchange (1)

Period	High	Low	High	Low

	(in euros per share)		(in dollars per share)
2004
First quarter	8.14	6.10	9.95	7.67
Second quarter	7.94	5.63	9.60	6.90
Third quarter	6.04	4.51	7.29	5.68
Fourth quarter	5.79	4.34	7.81	5.74
2005
First quarter	6.57	4.69	8.27	6.41
Second quarter	5.69	3.75	7.40	4.57
Third quarter	4.75	3.78	5.70	4.61
Fourth quarter	6.19	4.11	7.21	5.13
2006
First quarter	9.13	6.08	10.50	7.79

(1) Trading in our ADSs on the NYSE commenced on October 18, 2001.

     The following table sets out monthly high and low intraday prices of our common shares on Euronext and our ADSs on the New York Stock Exchange for the last six months as provided by Bloomberg:

	Euronext		New York Stock Exchange

Month ended	High	Low	High	Low

	(in euros per share)		(in dollars per share)
December 31, 2005	6.19	4.62	7.21	5.48
January 31, 2006	7.82	6.08	9.35	7.79

	Euronext		New York Stock Exchange

Month ended	High	Low	High	Low

	(in euros per share)		(in dollars per share)
February 28, 2006	9.13	7.11	10.50	8.72
March 31, 2006	7.76	7.35	9.20	8.66
April 30, 2006	7.93	7.01	9.71	8.60
May 31, 2006	7.83	5.27	9.97	6.85

     On June 14, 2006, the closing price of the common shares on Euronext was €5.19 and the closing price of the ADSs on the New York Stock Exchange was $6.51.

(B) Plan of Distribution

     Not required because this document is filed as an annual report.

(C) Markets

     Our common shares are listed on Euronext under the symbol “MOO” and are included in the AMX Index of Euronext. Our ADSs are listed on the New York Stock Exchange under the symbol “VDM.”

(D) Selling Shareholders

     Not required because this document is filed as an annual report.

(E) Dilution

     Not required because this document is filed as an annual report.

(F) Expenses of the Issue

     Not required because this document is filed as an annual report.

Item 10. ADDITIONAL INFORMATION

(A) Share Capital

     Not required because this document is filed as an annual report.

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

     Bearer common shares

     All of our bearer common shares will be embodied in a single global share certificate which will not be exchanged for single or multiple physical securities and which we will deposit with the Netherlands Central Securities Depositary (“Euroclear Netherlands”), for safekeeping on behalf of the parties entitled to the common shares in bearer form. The common shares represented by the single global share certificate may only be transferred through the book-entry system maintained by Euroclear Netherlands. A participant in the collective deposit of a securities institution admitted to Euroclear Netherlands may, at his or her own expense, require conversion of one or more of his or her bearer common shares into common shares in registered form.

     Registered common shares

     We enter holders of issued and outstanding registered common shares in the register of shareholders. We do not issue share certificates for registered common shares. However, a shareholder may request an extract from the shareholders’ register regarding the common shares registered in his or her name. We are required to provide this free of charge. Dutch law requires that transfers of registered common shares be recorded in a written instrument to which we are a party or which is served on us, or that the transfer be acknowledged by us. There are currently no holders of common shares entered in the register.

   Financing preferred shares

     We are authorized to issue financing preferred shares to raise capital. Financing preferred shares can be issued in bearer or registered form at the option of the executive board, subject to the approval of the supervisory board. Financing preferred shares, if and when issued, will rank above common shares with respect to dividend and liquidation proceeds. Financing preferred shares have dividends that reflect market interest rates at the date of issuance or dividend reset.

     As of the amendment of our articles of association as of May 5, 2006, we revised the terms and conditions, including dividend percentage and profit basis and the mechanisms to establish such terms and conditions, applicable to the financing preferred shares of a specific class are included in our articles of association and, with respect to the current issued and outstanding financing preferred shares A, in the resolution regarding a first issuance of financing preferred shares A, which terms and conditions for the financing preferred shares A were (re-)adopted by the executive board after approval of the supervisory board on April 5, 2006 . The issuance of 216,000 financing preferred A shares occurred on January 15, 1997, the issuance of 20,000 financing preferred A shares occurred on December 20, 2000, the issuance of 5,000 financing preferred A shares occurred on August 1, 2001, the issuance of 10,000 financing preferred A shares occurred on October 1, 2002 and the issuance of 391,304 financing preferred B shares occurred on December 15, 1998. All resolutions in respect of the financing preferred shares are deposited at our office in Amsterdam, the Netherlands.

     Our financing preferred shares are not convertible into common shares. They are not listed on any exchange, and we have no intention to list our financing preferred shares. Except as described above and in “—Description of Shares and Key Provisions of our Articles of Association—Dividends,” there are no redemptive or other material rights attaching to our financing preferred shares.

     If new financing preferred shares are issued, Van der Moolen Holding N.V. shall, if necessary, arrange for provisions to the effect that the voting rights on such shares are based on the fair value of the capital contribution made on such shares in relation to the price of our common shares on Euronext.

   Preferred shares

     Effective May 1, 2001, we amended our articles to provide for the future issuance of preferred shares to a foundation called Stichting Van der Moolen Holding (“Stichting”). The Stichting’s object is to safeguard our interests and those of our subsidiaries in such a way that the interest of Van der Moolen Holding N.V. and all other concerned parties are safeguarded and that the continuity and independence of Van der Moolen Holding N.V. may be enforced to the maximum extent possible in the event of, for instance, a hostile takeover, by acquiring and managing our preferred shares and by exercising the rights attaching to those shares, in particular, the voting rights.

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

     The current anti takeover device of Van der Moolen Holding N.V. is likely to be influenced by the 13th EC Directive (the “Directive”) on takeovers. On December 23, 2005 a draft bill implementing the Directive has been presented to the Dutch Parliament. In short, the implementation of the Directive in the laws of the Netherlands may have as a result that an offeror whom pursuant to an offer acquired 75 percent or more of the common shares in Van der Moolen Holding N.V. may after the lapse of six months convene a shareholders' meeting to change the composition of the Managing Board and the Supervisory Board of Van der Moolen Holding N.V. in which meeting the preferred shares will not be entitled to vote. The Stichting should be attentive not to acquire 30 percent or more of Van der Moolen Holding's issued share capital before a bidder has published its offer document, otherwise—according to the draft legislation—the Stichting would be obliged to make a public offer on all outstanding Van der Moolen Holding shares.

     The Stichting has prolonged a standard standby facility with ING Bank which allows the Stichting to draw down the necessary financial resources in the event it decides to exercise the call option.

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

     The executive board of the Stichting consists of the following persons: Mr. H. Langman (chairman); Mr. R.W.J.M. Bonnier; Prof. R.A.H. van der Meer; Mr. J.C.T. van der Wielen and Mr. G.L. van den Broek.

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

     A general meeting of shareholders may delegate this power to the executive board. The resolution of a general meeting of shareholders to delegate this power determines the maximum number of shares to be issued. Our executive board’s authority to issue shares is limited to our authorized share capital.

     Our shares cannot be issued below par. Our common shares and financing preferred shares must be fully paid-up upon issue. Our preferred shares may be issued on a “partly paid” basis, but not at less than 25% of the aggregate par value of the preferred shares to be issued.

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

     At our general meeting on April 5, 2006 our executive board has been delegated to issue common shares and rights to subscribe for common shares, and to exclude or restrict pre-emptive rights, with the approval of the supervisory board. This authorization is applicable to common shares and is limited to 10% of the issued capital plus an additional 10% of the issued capital in connection with or in the occasion of mergers and acquisitions for a period of 15 months from the date of the meeting. Further, the executive board was given the authority for a period of 15 months, commencing on April 6, 2005 to issue financing preferred shares and rights to subscribe for such shares, and to exclude or restrict pre-emptive rights, with the approval of the supervisory board. This authorization extends to all current and future financing preferred shares in our authorized capital.

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

     At the annual general meeting on April 5, 2006, our executive board was given the authority described above to acquire shares in our capital for a period of 15 months from the date of the meeting.

   Capital reduction

     If our supervisory board approves and Dutch law permits, the general meeting of shareholders can resolve to reduce our issued share capital by cancellation of shares or reduction of the nominal value of shares.

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

     Each shareholder can attend general meetings in person or by proxy, address the meeting and vote. Under Dutch law, voting rights are related to the nominal value of shares. Accordingly, as each of our common shares, par value €0.08, entitles the holder to one vote, each of our financing preferred shares or preferred shares, par value €0.60, entitles the holder to 7.5 votes.

     The executive board must be notified in writing of a registered shareholder’s intention to attend a general meeting of shareholders. The holders of bearer common shares can vote if an affiliated institution of Euroclear Netherlands sends a written statement as to their shareholdings to our offices. Resolutions are passed by absolute majority of votes cast unless stated otherwise in Dutch law and our articles of association. Unless a proposal to a general meeting of shareholders is made by our executive board (subject to the approval of the supervisory board) or prescribed under Dutch law or our articles of association, a resolution can only be adopted by a general meeting of shareholders if more than half of the issued share capital is represented at the meeting.

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

   Dividends

     Annual dividends may only be paid out of profits as shown in the adopted annual statutory financial statements. We may not make distributions if the distribution would reduce our shareholders’ equity below certain reserves required by Dutch law or our articles of association. The profits must first be used to set up and maintain reserves required by Dutch law and must then be set off against certain financial losses. The preferred shares will be paid their dividends first, followed by the financing preferred shares, with due understanding that our executive board is authorized, after the approval of our supervisory board, to make a reservation to the dividend reserve of the respective financing preferred shares, or to make a dividend payment. With respect to the financing preferred shares, effective from January 1, 2006 the payment of dividends on cumulative financing preferred shares is at the discretion of the company, and there is no obligation for the company to make such dividend payments. The dividends on our financing preferred shares and our preferred shares reflect market interest rates, at the date of issuance or dividend reset. If in any financial year the profit in accordance with the accounting principles used for the preparation of the annual statutory financial statements is not adequate to make the dividend payments and/or additions to the respective dividend reserves for financing preferred shares – or part thereof – in respect of our preferred or financing preferred shares, the dividend shall be reduced proportionally and the deficit shall be debited to profits paid out in subsequent financial years. With supervisory board approval, our executive board then decides whether and how much of the remaining profit they will reserve. Any profits remaining will be paid as a dividend on our common shares. With the approval of our supervisory board and subject to Dutch law, our executive board can resolve to pay an interim dividend. A general meeting of shareholders may, upon the proposal of our executive board and subject to approval of our supervisory board, resolve a dividend payment to be made in full or in part in the form of shares.

     We can make distributions to common shareholders at the charge of one or more of our reserves except for the share premium reserves A, B, C, D and E and the dividend reserves A, B, C, D and E. These distributions to common shareholders cannot be made to the extent that not all dividends on the preferred shares or financing preferred shares due under our articles of association have been paid or added to the respective dividend reserves A, B, C, D and E. We can make distributions from the dividend reserves A, B, C, D and E to the holders of the corresponding financing preference shares. Furthermore, the executive board may resolve, with the approval of the supervisory board, to make payments of the amounts due in accordance with article 29 of our articles of association to holders of preferred shares and holders of financing preferred shares, charged to the disbursable part of the equity, with the exception of the share premium reserves A, B, C, D and E and the dividend reserves A, B, C, D and E. Moreover, the executive board may also resolve, with the approval of the supervisory board, to make payments to holders of financing preferred shares of amounts which are not due in accordance with our articles of association, but solely when charged to the share premium reserve of the shares in favour of which the payment is made. A resolution adopted by the executive board as referred to in the previous full sentence may solely be adopted under simultaneous or with prior approval of the meeting of financing preferred shares of the class in question.

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

     Our articles of association were last amended by notarial deed with effect from May 5, 2006 pursuant to a resolution passed at our annual general meeting of shareholders held on April 5, 2006.

     If we are dissolved and liquidated, after we pay all debts and liquidation expenses, the holders of preferred shares have first rights to payment of any dividends not fully paid to them in previous years and of the nominal amount paid per preferred share. Subsequently, the holders of financing preferred shares have rights to payment of any dividends not fully paid to them in previous years, the nominal amount paid per financing preferred shares, the balance of the relevant share premium- and dividend reserve of such financing preferred shares increased with such amount as further described in our articles of association. Finally, any remaining assets will be distributed to the holders of common shares pro rata their shareholding.

     Should the balance be insufficient to pay the full amounts to holders of preferred shares and the holders of financing preferred shares, such payments shall be made in proportion to the amounts to be paid out on the preferred shares and the financing preferred shares.

Obligations of Shareholders to Disclose Holdings

     The Netherlands’ Act on Disclosure of Holdings in Listed Companies (the “major Holdings Act”) applies to any person who, directly or indirectly, acquires or disposes of an interest in the voting rights and/or the capital of a public limited company incorporated under the laws of the Netherlands with an official listing on a stock exchange within the European Economic Area, as a result of which acquisition or disposal the percentage of voting rights or capital interest acquires or disposed of reaches, exceeds or falls below 5%, 10%, 25%, 50% or 66 2/3%. With respect of Van der Moolen Holding N.V., the major Holdings Act would require any person whose interest in the voting rights and/or capital of Van der Moolen Holding N.V. reached, exceed or fell below those percentage interest, whether through ownership of bearer common shares, registered common shares, financing preferred shares, preferred shares or ADSs, to notify in writing both Van der Moolen Holding N.V. and the Netherlands’ Financial Markets Authority immediately after the acquisition or disposal of the triggering interest in Van der Moolen Holding N.V.’s share capital.

     Upon Van der Moolen Holding N.V.’s receipt of the notification, the information will be disclosed, as notified, forthwith to the public by means of an advertisement in a newspaper distributed throughout the Netherlands. Non-compliance with the obligations of the Major Holdings Act can lead to criminal prosecution. In addition a civil court can issue orders against any person who fails to notify or incorrectly notifies the Financial Markets Authority or Van der Moolen Holding N.V., in accordance with the Major Holdings Act, including suspension of the voting right of the shares.

     On July 3, 2003, a draft bill to amend the 1996 Disclosure Act was submitted to the Second Chamber of the Dutch Parliament. This draft bill is expected to enter into force soon. Its provisions (including its latest amendments) can be summarised as follows:

  the threshold percentages are: 5, 10, 15, 20, 25, 30, 50 and 70%;

  a holder must notify the AFM of the percentages of voting rights and capital interest held by it if either or both of such percentages crosses these thresholds (i) immediately, if this if the result of an acquisition or disposal by it; (ii) within 4 trading days, if this is the result of a change in the company’s share capital or votes reported in the AFM’s public register;

  persons holding 5% or more in the voting rights or capital interest must within four weeks after 31 December need to notify the AFM of any changes in the composition of their interest since the last notification;

  the following instruments qualify as “shares”: (i) shares, (ii) depositary receipts for shares (or negotiable instruments similar to such receipts), (iii) negotiable instruments for acquiring the instruments under (i) or (ii) (such as convertible bonds), and (iv) options for acquiring the instruments under (i) or (ii);

  the following shares and votes qualify as shares and votes “held” by a person: (i) those directly held by it; (ii) those held by its subsidiaries; (iii) those held by a third party for such person’s account or by a third party with whom such person has concluded an oral or written voting agreement and (iv) ordinary shares which such person, or any subsidiary or third party referred to above, may acquire pursuant to any option or other right which such person has (or acquires or disposes of), including through the exercise of options or warrants. Special rules apply to the attribution of the ordinary shares which are part of the property of a partnership or other community of property. A holder of a pledge or right of usufruct in respect of ordinary shares can also be subject to a notification obligation if such person has, or can acquire, the right to vote on ordinary shares. If a pledgor or usufructuary acquires such voting rights, this may trigger a notification obligation for the holder of the ordinary shares.
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

(C) Material Contracts

     VDM Specialists

     Pursuant to the terms of the Amended and Restated Operating Agreement as last amended on January 3, 2005 governing the operation of VDM Specialists, distributions to, and voting by, the members of VDM Specialists are made in proportion to each member’s profit and loss percentage at the time of such distribution or vote. Through our wholly owned subsidiary, Mill Bridge IV, LLC, our profit and loss percentage in VDM Specialists is 75%.

     VDM Specialists is managed by a management committee that must have at least three members. The management committee is currently composed of a representative of our wholly owned subsidiary, Mill Bridge IV, and seven individual members. As a general matter, a vote of the majority of the profit and loss percentage of the members of the management committee is required for action by the committee. A quorum for any meeting consists of members of the committee holding a majority of the profit and loss percentage, but in no event fewer than three members, including two members other than Mill Bridge IV, LLC. There are supermajority voting requirements (a supermajority vote is the lesser of (i) such number of members of the management committee as own not less than 80% of the profit and loss percentages of all members or (ii) Mill Bridge IV, LLC and 50% by number of the members of the management committee other than Mill Bridge IV, LLC) in order for the management committee to take certain corporate actions, including matters that would affect the profit and loss allocations of members, the election of any member (other than Mill Bridge IV, LLC) to serve on the committee and a change in the number of members on the committee. In addition, certain corporate actions, such as the dissolution of the company, the sale of all or substantially all of its assets, a public offering of the company and an amendment to the operating agreement, require a supermajority vote.

     Membership interests in VDM Specialists may not be transferred without the prior written consent of the management committee, although members may elect to terminate their memberships in VDM Specialists by giving at least 90 days’ prior written notice.

      Curvalue

     On January 2, 2006, we acquired Curvalue. See “Item 4. Information on the company—(A) History and Development of the company.”

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

(E) Taxation

Certain Dutch Tax Consequences for Holders of Common Shares or ADSs

     The following summary describes the principal tax consequences that will generally apply in the case of an investment in the common shares or ADSs under Dutch tax laws in force and in effect as of the date hereof. This description is subject to changes in Dutch law including changes that could have retroactive effect. No assurance can be given that authorities or courts in the Netherlands will agree with the description below. Not every potential Dutch tax consequence of an investment will be addressed. Therefore we advise you to consult your tax advisor before taking any actions.

     Holders of ADSs will in general be treated as owners of our common shares represented by such ADSs, as ADSs will in general be identified for Dutch tax purposes with a common share in us.

   Dutch taxation of resident shareholders

     The description of certain Dutch taxes set out in this section “—Dutch taxation of resident shareholders” is only intended for the following investors:

(1)	individuals who are resident or deemed to be resident in the Netherlands and, with respect to personal income taxation, individuals who opt to be taxed as a resident of the Netherlands for purposes of Dutch taxation and who invest in the common shares or ADSs (“Dutch Individuals”), excluding individuals:

	(a)	who derive benefits from the common shares or ADSs that are taxable as benefits from miscellaneous “activities”;

	(b)	for whom the common shares or ADSs or any payment connected therewith may constitute employment income; or

	(c)	who have a substantial interest, or a deemed substantial interest, in us; and

(2)	corporate entities (including associations that are taxed as corporate entities) that are resident or deemed to be resident in the Netherlands for purposes of Dutch taxation and who invest in the common shares or ADSs (“Dutch Corporate Entities”), excluding:

	(a)	corporate entities that are not subject to Dutch corporate income tax;

	(b)	pension funds and other entities that are exempt from Dutch corporate income tax;

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

      Personal and corporate income tax

     Dutch individuals not engaged or deemed to be engaged in an enterprise. Generally, a Dutch individual who holds the common shares or ADSs that are not attributable to an enterprise from which he derives profits as an entrepreneur or pursuant to a co-entitlement to the net worth of such enterprise other than as an entrepreneur or a shareholder (a “Dutch Private Individual”), will be subject to a notional yield tax. Irrespective of the actual income or capital gains, the annual taxable benefit of all the assets and liabilities of a Dutch individual that are taxed under such regime including, as the case may be, the common shares and ADSs, is set at a fixed percentage. This percentage is 4% of the average fair market value of these assets and liabilities at the beginning and at the end of every year (minus a tax-free amount). The tax rate applicable under the fictitious yield tax is 30%.

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

      Taxes on income and capital gains

     A Non-Resident Shareholder will not be subject to any Dutch taxes on income or capital gains in respect of dividends we distribute (other than withholding tax described below) or in respect of any gain realized on the disposal of common shares or ADSs, provided that:

(1)	such Non-Resident Shareholder does not derive profits from an enterprise, whether as an entrepreneur or pursuant to a co-entitlement to the net worth of such enterprise (other than as an entrepreneur or a shareholder) that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise, as the case may be, the shares or ADSs are attributable;

(2)	such Non-Resident Shareholder does not have a substantial interest or a deemed substantial interest in us, or, if such holder does have such an interest, it forms part of the assets of an enterprise;

(3)	if such Non-Resident Shareholder is an individual, the benefits derived from the shares or ADSs are not taxable in the hands of such holder as a benefit from miscellaneous activities in the Netherlands;

(4)	such Non-Resident Shareholder is not entitled to a share in the profits of an enterprise effectively managed in the Netherlands, other than by way of the holding of securities or through an employment contract, to which the common shares or ADSs or payments in respect of the common shares or ADSs are attributable;

(5)	such Non-Resident Shareholder does not carry out and has not carried out employment activities in the Netherlands with which the holding of or income derived from the common shares or ADSs is connected; and

(6)	if the Non-Resident Shareholder is an individual, he or she does not opt to be taxed as a resident of the Netherlands for purposes of Dutch taxation.

     See the section “—Dutch taxation of resident shareholders” for a description of the circumstances under which your common shares and ADSs form part of a substantial interest or may be deemed to form part of a substantial interest in our company. We hereby note that both non-resident individuals and non-resident corporate entities can hold a substantial interest.

      Withholding tax

     Dividends we distribute are generally subject to a withholding tax imposed by the Netherlands at a rate of 25%. Reference is made to the section “—Dutch taxation of resident shareholders—Withholding tax” for a description of the concept “dividends distributed by us.”

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

  is not restricted in claiming the benefits of the US/NL Income Tax Treaty under article 26 of the US/NL Income Tax Treaty (“limitation of benefits”);

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

     Eligible U.S. Holders (other than an exempt pension trust or an exempt organization) of common shares or ADSs may generally claim the benefits of a reduced withholding rate at source, provided that a completed and signed Form IB 92 USA is properly filed with us, in duplicate and in timely fashion. This form must include the bank affidavit appertaining to it, that has been completed and signed by a qualifying bank (banks that are bank members of the New York Stock Exchange, the American Stock Exchange and the Federal Reserve System generally qualify). Eligible U.S. Holders who fail to satisfy these requirements may claim a refund of the tax withheld in excess of the applicable reduced withholding rate by filing, in duplicate, a completed and signed Form IB 92 USA, including the completed and signed bank affidavit as described above, directly with Dutch tax authorities within three years after the end of the calendar year in which the withholding tax was levied. Such a claim must include material substantiating (i) the payment of the dividend and the imposition of the withholding tax, and (ii) the payment by us of the withholding tax to be refunded. In order to claim a further reduction of the dividend withholding tax to 5%, compliance with certain other procedures may be required. Qualifying exempt organizations are not eligible for relief at source and must claim a refund of the tax withheld by using Form IB 95 USA and complying with certain other formalities. Qualifying exempt pension trusts may generally be eligible for relief at source upon the proper and timely filing of Form IB 96 USA, in duplicate, including a completed and signed bank affidavit as described above, and including U.S. Internal Revenue Service Form 6166 with respect to the relevant year, and complying with certain other requirements.

     Under certain circumstances, we will not be required to transfer to the Netherlands tax authorities the full amount of the tax we withhold with respect to dividend distributions made on common shares out of dividends received by us from foreign affiliates. The amount not transferred to the Netherlands tax authorities cannot exceed 3% of the gross amount of any cash dividend paid by us on the common shares.

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

     In the section “—Dutch taxation of resident shareholders—Withholding tax,” certain legislation is discussed that was introduced with retroactive effect from April 27, 2001. This legislation may also be applied to deny relief from Dutch dividend withholding tax under double taxation conventions.

     On 23 November 2004, the European Free Trade Association Court of Justice (EFTA Court) issued its decision in the so-called Fokus Bank case. The EFTA Court decided that Norwegian tax rules that treat outbound dividend payments to foreign shareholders less favorably than dividend payments to domestic shareholders constitute a forbidden restriction on the free movement of capital. It may be expected that the European Court of Justice (ECJ) will come to an identical decision in a similar case if asked to interpret the freedom of capital as laid down in the European Community Treaty (EC-Treaty).

     In this respect there are currently two cases pending at the ECJ, one regarding the compatibility of France’s dividend withholding tax on outbound dividends with the EC-Treaty, the other regarding the compatibility of the withholding tax rules in France and in the Netherlands. The Opinion of the Attorney-General in the French case, decided on April 27, 2006, states that the scenario raised is a clear-cut example of discrimination on the part of France. With respect to the Dutch case no procedural details are available yet. The freedom of capital generally does not apply only to capital movements between European Union member states but also to capital movements to and from third countries, such as the U.S. Although the Dutch tax system is different from Norway’s, the decision of the EFTA Court may have significant implications for certain non-resident shareholders that receive dividends that are subject to Dutch dividend withholding tax, or that have received such dividends in the past three years. In particular, the following non-resident shareholders may be affected and may as a result be entitled to a refund of Dutch dividend withholding tax.

  Legal entities that could have invoked the participation exemption with respect to the dividends received had they been a resident of the Netherlands for tax purposes. In general, the participation exemption applies in the case of shareholdings of 5% or more. In case of a shareholding of less than 5% the participation exemption may be applicable if the shares are not held as a mere portfolio investment. In the case of legal entities resident in the Netherlands, in effect no Dutch dividend withholding tax is due with respect to dividends on shareholdings to which the participation exemption applies.

  Natural persons where the shares do not belong to the assets of a business enterprise or do not belong to a substantial interest. If such a natural person were a resident of the Netherlands, the dividend as such would not be subject to individual income tax. Instead, the individual would be taxed on deemed income, calculated at 4% of his net equity, and the dividend tax withheld would have been credited in full against the individual income tax due.

     With respect to discriminations in national laws that already existed on December 31, 1993, the freedom of capital movement to and from third countries is generally subject to grandfathering (standstill) provisions in the EC-Treaty. Based on case law of the ECJ, it may be held on the basis of these standstill provisions that a refund of the Netherlands dividend withholding tax may not be claimed.

      Gift and inheritance taxes

     No liability for gift or inheritance taxes will arise in the Netherlands with respect to an acquisition of the common shares or ADSs by way of a gift by, or on the death of, a Non-Resident Shareholder, unless:

(1)	such Non-Resident Shareholder at the time of the gift has or at the time of his death had an enterprise or an interest in an enterprise that is or was, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of the enterprise, as the case may be, the common shares or ADSs are or were attributable; or

(2)	in the case of a gift of the common shares or ADSs by an individual who at the time of the gift was a Non- Resident Shareholder, such individual dies within 180 days after the date of the gift while (at the time of his death) being resident or deemed to be resident in the Netherlands.

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

   Capital Tax

     In 2005, Dutch capital tax was payable at a rate of 0.55% of any contribution made in respect of the common shares or ADSs, unless an exemption applied. As from January 1, 2006, Dutch capital tax has been abolished.

   Value Added Tax

     No Dutch value added tax will arise in respect of payments in consideration for the acquisition or the disposition of shares in respect of payments by us under common shares or ADSs.

   US Federal Income Taxation for Holders of Common shares or ADSs

     The following summary describes material US federal income tax consequences of the acquisition, ownership and disposition of common shares or ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to acquire such securities. The summary applies only if you hold common shares or ADSs as capital assets and does not address special classes of holders, such as:

  certain financial institutions;

  insurance companies;

  dealers in securities or foreign currencies;

  holders holding common shares or ADSs as part of a hedge, straddle, conversion or other integrated transaction;

  holders whose functional currency for US federal income tax purposes is not the US dollar;

  holders liable for alternative minimum tax;

  partnerships or other entities classified as partnerships for US federal income tax purposes;

  holders who owns 10 per cent or more of our voting stock; or

  holders who acquired common shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation.

     In addition, the summary is based in part on representations of the Depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement or any other related document will be performed in accordance with its terms. The US Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits for US Holders of ADSs. Such actions would also be inconsistent with the reduced rate of tax applicable to dividends received by certain non-corporate US Holders. Accordingly, the analysis of the creditability of foreign taxes and of the reduced rate of tax applicable to dividends received by certain non-corporate US Holders described below could be affected by actions that may be taken by parties to whom ADSs are pre-released.

     The summary is based upon tax laws of the US including the Internal Revenue Code of 1986, as amended to the date hereof (the ‘Code’), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, as well as the Treaty, changes to any of which may affect the tax consequences described herein, possibly with retroactive effect. Prospective purchasers of the common shares or ADSs should consult their own tax advisers as to the US, Dutch or other tax consequences of the purchase, ownership and disposition of such securities in their particular circumstances, including the effect of any US state or local tax laws.

     The discussion below applies to you only if you are a beneficial owner of common shares or ADSs and are, for US federal income tax purposes:

  a citizen or resident of the US;

  a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the US or of any political subdivision thereof; or

  an estate or trust the income of which is subject to US federal income taxation regardless of its source.

     In general, if you hold ADSs, you will be treated as the holder of the underlying shares represented by those ADSs for US federal income tax purposes. Accordingly, no gain or loss will be recognized if you exchange ADSs for the underlying shares represented by those ADSs.

   Taxation of distributions

     Subject to the discussion under “—Passive Foreign Investment Company Considerations” below, distributions made with respect to common shares or ADSs will be includable in the income of a US Holder as ordinary dividend income from non-US sources to the extent paid out of our current or accumulated earnings and profits (as determined in accordance with US federal income tax principles). Such dividends will not be eligible for the dividends-received deduction generally allowed to corporations under the Code. The amount of a dividend will include any amounts withheld by us or our paying agent in respect of Dutch taxes.

     Subject to applicable limitations that may vary depending upon individual circumstances (including those limitations discussed in “—Passive Foreign Investment Company Considerations”) and the discussion above regarding concerns expressed by the US Treasury, dividends paid to certain non-corporate US Holders in taxable years beginning before January 1, 2011 will be taxable at a maximum tax rate of 15%. US Holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at this favourable rate.

     Dividends paid in euros will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of your (or, in the case of ADSs, the depositary’s) receipt of the dividend, regardless of whether the payment is converted into US dollars on the date of receipt. If the euros received as a dividend are not converted into US dollars on the date of receipt, then the US Holder's tax basis in the euros received will equal such dollar amount and the US Holder may realize an exchange gain or loss on the subsequent conversion into US dollars. Any gains or losses resulting from the conversion of euros into US dollars will be treated as US source ordinary income or loss.

     Subject to certain limitations and restrictions, Dutch taxes withheld from dividend distributions at the rate provided in the US/NL Income Tax Treaty will be eligible for credit against the US Holder’s federal income taxes. The Dutch withholding tax is not likely to be creditable against your US tax liability to the extent that we are allowed to reduce the amount of dividend withholding tax paid over to The Netherlands Tax Administration by crediting the withholding tax imposed on certain dividends paid to us against the amount of such dividend withholding tax. See “—Certain Dutch Tax Consequences for Holders of Common Shares or ADSs—Dutch taxation of non-resident shareholders—Withholding tax” for a further description. Taxes withheld in excess of the rate provided in the US/NL Income Tax Treaty will generally not be eligible for credit against the US Holder’s federal income tax. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Instead of claiming a credit you may, at your election, deduct such otherwise creditable Dutch taxes in computing your taxable income, subject to generally applicable limitations under US law.

   Taxation of capital gains

     Subject to the discussion under “—Passive Foreign Investment Company Considerations” below, gain or loss you realize on a sale or exchange of common shares or ADSs will be subject to US federal income tax as capital gain or loss in an amount equal to the difference between the your tax basis in the common shares or ADSs and the amount realized on the disposition. Gains or losses, if any, will generally be US source and will be long-term if the common shares or ADSs were held for more than one year.

   Passive Foreign Investment Company Considerations

     In general, a non-US corporation will be considered a passive foreign investment company (“PFIC”) for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-US corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of such other corporation and received directly its proportionate share of the income of such other corporation. Passive income generally includes dividends, interest, rents and royalties.

     There are exceptions for income derived in the conduct of certain active businesses, including for income earned from transactions entered into in the ordinary course of a securities dealer’s trade or business. There is authority to suggest that income earned from a stock exchange specialist business may qualify under the dealer exception. However, the extent to which VDM Specialists’ and, therefore, our income and assets would qualify for the dealer exception is unclear. In addition, due to recent changes in our business, the percentage of our assets that are passive might increase. Accordingly, it is possible that we may have been a PFIC for our 2005 taxable year and we may be a PFIC for any future taxable year.

     If we were a PFIC for any taxable year during which a US Holder held common shares or ADSs, such US Holder would be subject to adverse US federal income tax rules. In general, gain recognized upon a disposition (including, under certain circumstances, a constructive disposition) of common shares or ADSs by such US Holder would be allocated ratably over the holder’s holding period for such common shares or ADSs. The amounts allocated to the taxable year of disposition and to years before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for such taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to such allocated amounts. Further, any distribution received by such US Holder on its common shares or ADSs in excess of 125% of the average of the annual distributions on such common shares or ADSs received during the preceding three years or the holder’s holding period, whichever is shorter, would be subject to taxation as described above.

     Under certain attribution rules, if we are a PFIC, US Holders will be deemed to own their proportionate share of any direct or indirect subsidiaries that are also PFICs (“subsidiary PFICs”), and will generally be subject to US federal income tax as if such holders directly held the shares of such subsidiary PFICs.

     To avoid the foregoing rules if we were a PFIC, a US Holder may make a mark-to-market election with respect to the common shares or ADSs (but not with respect to the shares of any subsidiary PFICs) if the common shares or ADSs are “regularly traded” on a “qualified exchange.” The common shares or ADSs will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of common shares or ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter.

     If a US Holder makes the mark-to-market election, for each year in which we are a PFIC, the holder will generally include as ordinary income the excess, if any, of the fair market value of the common shares or ADSs at the end of the taxable year over their adjusted tax basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted tax basis of the common shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). If a US Holder makes the election, the holder’s tax basis in the common shares or ADSs will be adjusted to reflect any such income or loss amounts. Any gain recognized on the sale or other disposition of common shares or ADSs will be treated as ordinary income. US Holders should consult their own tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances. In particular, US Holders should consider carefully the impact of a mark-to-market election with respect to their common shares or ADSs when we have subsidiary PFICs.

     We will not make available the information necessary for US Holders to make a Qualified Electing Fund election if we were a PFIC.

     If a US Holder owns common shares or ADSs during any year in which we are a PFIC, the holder must file IRS Forms 8621 with respect to us and any subsidiary PFICs. In addition, if we were a PFIC for a taxable year in which we pay a dividend or the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate US Holders would not apply.

     US Holders should consult their own tax advisers concerning our PFIC status and that of any subsidiaries and the tax considerations relevant to an investment in a PFIC.

   Information reporting and backup withholding

     Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) you are a corporation or other exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.

     The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.

     THE PRECEDING DISCUSSION IS ONLY A SUMMARY OF CERTAIN OF THE TAX IMPLICATIONS OF AN INVESTMENT IN COMMON SHARES OR ADSS BY A U.S. HOLDER. PROSPECTIVE INVESTORS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS PRIOR TO INVESTING TO DETERMINE THE TAX IMPLICATIONS OF SUCH INVESTMENT IN LIGHT OF EACH SUCH INVESTOR’S PARTICULAR CIRCUMSTANCES.

(F)	Dividends and Paying Agents

Not required because this document is filed as an annual report.

(G)	Statements by Experts

Not required because this document is filed as an annual report.

(H)	Documents on Display

     We furnish The Bank of New York, as the depositary with respect to the ADSs representing our ordinary shares, with our annual reports in English, which, in the case of our Form 20-F annual report, will include annual audited consolidated financial statements prepared in conformity with U.S. GAAP. We also furnish the depositary with our interim reports to shareholders in English, which include unaudited interim consolidated financial statements prepared in conformity with IFRS, and all other materials we distribute to our shareholders. Upon receipt thereof, and if we request in writing, the depositary will promptly mail such reports to all record holders of the ADSs registered on the books of the depositary. We also will furnish to the depositary all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. If we request in writing, the depositary will mail such notices, reports and communications received by it from us to all record holders of ADSs promptly after receipt. We will send annual reports, interim reports, all notices of shareholder meetings and other reports and communications that are generally available to our shareholders to any holder of common shares or ADSs upon request.

     We will also make this annual report, our articles of association (in English and in Dutch), and our financial statements for the years ended December 31, 2005, 2004 and 2003 (as part of our annual reports) available for collection free of charge at our head office located at Keizersgracht 307, 1016 ED Amsterdam, the Netherlands.

     You may read and copy all or any portion of this annual report or any reports, statements or other information we file at the SEC’s public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional office of the SEC located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

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

(I) Subsidiary Information

     Not applicable.

Item 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We are committed to a policy of continuous enhancement of our systems for risk management and control to ensure their reliability and effectiveness and to improve them where necessary.

     We run general risks as well as risks specific to our activities. We eliminate risks where possible, and monitor, limit and control them where they are inescapable. We believe that the following risks are applicable to our business:

  market risk, resulting from the effect of price movements on trading positions;

  currency risk, from exchange rate effects and the fact that most of our earnings and assets are in currencies other than the euro;

  liquidity risk, arising from obligatory liquidity requirements or trades that generate short-term liabilities, since financing may not always be readily available for them;

  credit and settlement risk, because our counterparties could default; and

  legal, compliance and operational risk, which takes many forms.
Market Risk

     Our subsidiaries carry the main responsibility for managing market risk. On the NYSE, where specialist obligations require us to trade in any amount necessary to maintain a fair and orderly market during the trading day, we establish general risk parameters in accordance with our group risk policy. The first line of responsibility for risk management at VDM Specialists is with staff who are present on the floor of the NYSE throughout trading hours. For regulatory reasons, position data at the close is transmitted to head office at the opening of trading on the next trading day. For our European units, our risk control department at head office, in consultation with management at these operations, sets more specific risk parameters. For these units, exposure limits are defined in terms of net individual and aggregate position sizes and also on inventory characteristics such as yield curve exposure. Position data is transmitted in real time to head office, which allows the data to be analyzed in real time by independent risk managers. The executive board reviews analyses of our total risk position daily. Our main defense against market risk is trading discipline. Our equity units generally do not hold positions for more than a few hours, a narrow window of exposure that reduces their risk from adverse price movements. In particular, they avoid holding large net positions when markets close, to minimize the risk that news could affect prices when traders cannot react to it. Arbitrages are held longer-term, but create no net exposure. Where longer term equity exposure is unavoidable - primarily in illiquid stocks - we limit it as much as our trading obligations permit: the less liquid an instrument is, the more limited our risk appetite. In Europe, we generally do not trade illiquid equities. We hold bond inventory longer-term. We limit and continuously monitor its yield curve and credit exposure. Yield curve exposure is hedged by opposite positions in bond futures based on the duration of our inventory. Such hedges do not eliminate risk from changes in corporate credit standing. We accept risk in six hundred Euronext-traded Dutch bonds and a select group of French, Belgian and Italian ones, which we contain by trading out of it quickly or partially hedging with other bonds of the same issuer and/or duration. This unit limits its exposure to individual issues, issuers, credit rating and industry categories. With the acquisition of Curvalue on January 2, 2006, we have extended our risk management and controls to embrace all of Curvalue’s operations. As far as Curvalue's principal trading activities are concerned, this involves techniques that are similar to those we apply to our other trading activities, although monitoring derivatives positions requires additional attention to factors such as exposure to implied volatility. Our derivatives exposures are analyzed theoretically and on a marked-to-market basis. Short-term risk exposures resulting from Curvalue's activities as a broker to third parties are analyzed separately, but with essentially the same techniques. The acquisition of Curvalue can be expected to increase our value at risk (VAR) levels. Daily reports to our executive board analyze inventory characteristics and absolute exposures. They include VAR and “stress” analyses, and analyses of profit and loss accounts at both individual trader and trading unit levels. VAR estimates the largest probable inventory loss under “normal” market conditions, while “stress” tests examine inventory under crisis scenarios. Both involve assumptions and predictions, which means that their results cannot be regarded as objective. Therefore, the figures below should be regarded as approximations of the maximum one-day inventory loss we might have suffered under “normal” conditions during 2004 and 2005. The confidence level indicates that on 2.3% of trading days the potential loss could have exceeded our estimate.

	Overnight VAR levels

	2005	2004

	(in € millions)
Highest	2.0	2.0
Lowest	0.3	0.4
Average	1.2	1.2

     The development in our value at risk during 2005 was largely the result of market conditions which caused our securities inventory to develop in line with 2004. We use a one-day horizon and 90-day trailing correlation and volatility data, both of which are shorter than many other firms employ. We believe this is appropriate to our trading orientation, and that 90-day data best reflect current market conditions within the demands of statistical significance. We calculate VAR for each trading unit and perform an aggregate calculation for our total inventory. Our analyses disregard correlations between instruments that are only weakly related (e.g., equities of different issuers). We believe our VAR methodology is appropriate to our activities, but there is no industry standard, and different assumptions would produce materially different estimates. Given its reliance on historical data, one limitation of our practice is that past market behavior may not accurately indicate future risk. All other VAR methodologies have similar shortcomings. Therefore we supplement our VAR analyses with “stress” tests. These consist largely of substituting extreme estimates of volatility and correlation for the 90-day data in our VAR model. Further, since “stress” varies with the activities and financing of our subsidiaries, our risk managers develop tests to examine the specific risks we identify. We recognize the limits of any form of risk modeling, but we believe that by supplementing VAR analysis with “stress” tests we obtain a reliable view of the development of our risk position every day. The diversity of our business also reduces our exposure to market risk. With an average of over 100,000 transactions a day, diversified across a broad range of issuers, products and exchanges in several countries, we believe that we maintain a balanced risk profile.

Currency Risk

      We are affected by a number of currency-related risks:

  the risk of currency gains or losses on monetary assets and liabilities denominated in currencies other than the functional currency of the relevant entity;

  the effect of exchange rate fluctuations on the translation of the income statements and balance sheets of entities for the purpose of presenting consolidated financial statements in euros; and

  the risk arising from trading positions denominated in currencies other than the functional currency of the unit holding those trading positions.

      The following considerations will continue to determine our policy towards currency risk:

  our trading units will continue to hedge currency exposures acquired in the course of their normal trading activities into their functional currencies;

  we will seek, where possible and economically appropriate, to mitigate the effect of currency volatility on our statement of income;

  we will hedge cash inflows and outflows in various currencies to mitigate their possible translation effect on our reported liquidity position; and

  changes in valuations that result from translation into our presentation currency will, in principle, not be hedged.

     As described in “Item 5. Operating and Financial Review and Prospects—(A) Operating Results—Determination of functional currency,” with effect January 1, 2004, Van der Moolen Holding N.V., its financing entity and its intermediate holding companies have adopted the U.S. dollar as their functional currency.

     In 2005 the company sold $58.1 million against receipt of €44.8 million to mitigate its exposure to exchange rate fluctuations that are recognized under International Financial Reporting Standards (IFRS) through the income statement, mainly as a result of the recognition of the preferred financing shares as monetary liabilities under IFRS. Since these preferred financing shares are treated as a component of shareholders’ equity under U.S. GAAP, this transaction resulted in traditional volatility in respect of foreign currency gains and losses reported in our Consolidated Statement of Income under U.S. GAAP.

     As a consequence of changes in our articles of association as approved by the annual general meeting of Shareholders on April 5, 2006, our preferred financing capital is no longer treated as a monetary financial liability under IFRS as of that date. In conformity with our policy towards currency risks as described above we sold €35.0 million and purchased $43.1 million, thereby eliminating the aforementioned additional volatility on our U.S. GAAP Consolidated Statement of Income.

Liquidity Risk

     Liquidity risk relates to our capacity to finance security positions and the liquidity requirements of exchanges and clearing utilities. Our financial resources, relative to the capital we employ in trading, and the liquidity of the instruments we trade limit this risk. In addition, we maintain credit facilities with commercial banks. See “Item 5. Operating and Financial Review and Prospects—(B) Liquidity and Capital Resources—Our indebtedness.”

     We create cash flow budgets on a rolling twelve-month basis. Cash flows and unrestricted cash positions are determined daily, and adjustments are made to our cash flow budgets as necessary.

Credit and Settlement Risk

     Credit risk that could result from counterparties defaulting is limited to our operations that operate on regulated exchanges, since the settlement risk is essentially transferred to recognized clearing organizations. Excess cash and cash equivalents are invested in short-term money market instruments. We minimize the related credit risk by following strict policies governing the choice of counterparties.

Legal, Compliance and Operational Risk

     The company and its subsidiaries, and the business segments in which they are active, operate under significant regulatory and legal obligations in both the United States and Europe, imposed by (local) governments and securities regulators. The legal and regulatory obligations under which the company’s subsidiaries operate relate, among other things, to their financial reporting, their trading activities, capital requirements and the supervision of their employees. Failure to fulfill legal or regulatory obligations can lead to fines, censure or disqualification of management and/or staff and other measures that could have negative consequences for the group’s activities and financial performance. Certain violations could result in them losing their trading permissions. If that were to occur, the group would lose its ability to carry out a portion of its existing activities, which could have a material effect on the group’s financial position, net profit and cash flows.

     In relation to these risks, reference is made to “Item 3. Key Information—(D) Risk Factors - Risks Associated with the Industry in which we operate - A failure or alleged failure to comply with applicable laws and regulations, whether on the part of our firm or one or more of our employees, could result in substantial fines and other penalties” and “Item 8. Financial Information—(A) Consolidated Statements and Other Financial Information—Regulatory Proceedings and Litigation.”

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

Item 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

      Not required because this document is filed as an annual report.

PART II

Item 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not applicable.

Item 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Other than as set out herein (including the financial statements and the notes thereto), there have been no material modifications to the rights of our security holders and our securities are not being secured by any specific assets.

Item 15.  CONTROLS AND PROCEDURES

(A)   Disclosure Controls and Procedures

     As of the end of the period covered by this annual report, an evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of such date, our disclosure controls and procedures are effective in ensuring that information required to be disclosed by the company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Our management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management's control objectives.

(B)	Management’s annual report on internal control over financial reporting

Not applicable.

(C)	Attestation report of the registered public accounting firm

Not applicable.

(D)	Changes in internal control over financial reporting

     In connection with their audit of our financial statements for the year ended December 31, 2005, our auditors have informed us that they have concluded that there is a material weakness in our internal control over financial reporting. This material weakness relates to insufficient financial control over our subsidiary VDM Specialists. Our auditors stated that the material weakness is caused by a lack of adequate resources in financial control and accounting.

     We are committed to being compliant with section 404 of the Sarbanes-Oxley Act and intend to remediate any deficiencies that we may identify. For the identified internal control issue, we are taking the following remedial actions. Our Chief Executive Officer has become a member of the Management Committee of VDM Specialists. He will take necessary actions to further strengthen our financial oversight or measures with the same control impact. In addition, we are significantly increasing the resources available in financial control and accounting. We will hire two additional senior controllers at VDM Holding. We have hired a new CFO and controller at VDM Specialists and are in the process of hiring an assistant controller. As part of our remedial action, we will set up an extensive training schedule to improve the financial reporting process of VDM Specialists. The US Holding company has hired an internal auditor to be based at VDM Specialists. This auditor reports to our Group internal auditor. Furthermore, we will transfer one of our Dutch senior financial managers to our US Holding company to supervise the financial reporting of our US operations. We will also have direct electronic access to the financial information system at VDM Specialists.

     We have invested in a standardized general ledger application for our European entities, a new general ledger application for VDM Specialists and a robust consolidation tool at Van der Moolen Holding.

     We have discussed this issue with our Audit Committee and our Supervisory Board and agreed upon the remedial actions as stated above. We are committed to the ongoing enhancement of our controls and are making changes that we believe will increase their efficiency and reliability. This internal control issue has not had a material impact on our financial statements.

     There have been no other significant changes in our internal controls over financial reporting during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.  [RESERVED]

Item 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

     Our supervisory board has determined that Marinus Arentsen, who serves on our audit committee, is an independent “audit committee financial expert” as defined by the SEC. Mr. Arentsen, who is a registered accountant in The Netherlands, has served as a senior financial officer of several corporations, most recently as chief financial officer and member of the executive board of CSM N.V.

Item 16B.  CODE OF ETHICS

     We have adopted a code of ethics applicable to our managing directors, executive officers and other employees, as required by the Sarbanes-Oxley Act of 2002 and the Tabaksblat Code. A copy of the code of ethics has been made available through our website located at www.vandermoolen.com.

Item 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

     PricewaterhouseCoopers Accountants N.V. have served as our independent public accountant for the years ended December 31, 2005 and 2004. The following table presents the aggregate fees for professional audit services and other services rendered by PricewaterhouseCoopers Accountants N.V. and its affiliated firms (together “PricewaterhouseCoopers”) for the years ended December 31, 2005 and 2004. The fees for professional audit services and other services rendered by PricewaterhouseCoopers are subject to pre-approval by our audit committee. For the fees in relation to the year ended December 31, 2005, all fees for audit services have been pre-approved by our audit committee.

	2005(1)	2004(1)

	(€ thousands)
Audit fees	1,288	1,068
Audit-related fees	611	411
Tax fees	-	-

Total	1,899	1,479

(1) All fee amounts are exclusive of value added tax.

Audit Fees

     Audit fees primarily relate to the audit of our annual financial statements issued under local GAAP following our statutory and regulatory requirements, our consolidated financial statements included elsewhere in this annual report, and services related to statutory and regulatory filings of our subsidiaries.

Audit-related fees

     Audit-related fees consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor. These fees also include consultations concerning financial accounting and reporting standards such as IFRS and the Sarbanes-Oxley Act project. Furthermore, 2005 expenses include fees for due diligence work performed by PricewaterhouseCoopers in relation to the acquisition of Curvalue.

Tax fees

      Not applicable.

Change of auditors

     At our annual general meeting of shareholders on April 5, 2006, our supervisory board was mandated, in consultation with our executive board, to put out for tender bids for our independent auditors for the financial year ending December 31, 2006. The supervisory board has engaged Ernst & Young as our auditors for 2006.

Item 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

      Not applicable.

Item 16E.  PURCHASES OF EQUITY SECURITIES BY ISSUER AND AFFILIATED PURCHASERS

     From January 1, 2005 to December 31, 2005 no purchases were made by or on behalf of us or any affiliate purchaser of us of our shares. For purchases made during 2006 reference is made to “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

PART III

Item 17.  FINANCIAL STATEMENTS

      We have responded to Item 18 in lieu of responding to this item.

Item 18.  FINANCIAL STATEMENTS

     The following financial statements and related schedules, together with the report of PricewaterhouseCoopers Accountants N.V. thereon, are filed as part of this annual report.

Index to U.S. GAAP Consolidated Financial Statements

Page
Report of Independent Auditors	F-1
Consolidated Financial Statements:
Consolidated Statements of Financial Condition at December 31, 2005 and 2004	F-2
Consolidated Statements of Income for the years ended December 31, 2005, 2004 and 2003	F-3
Consolidated Statements of Comprehensive Income for the years ended December 31, 2005, 2004
and 2003	F-4
Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003	F-5
Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31,
2005, 2004 and 2003	F-6
Notes to Consolidated Financial Statements	F-9

Item 19. EXHIBITS

The following instruments and documents are included as exhibits to this annual report.

1.1[1]	Articles of Association of the company.

2.1[2]	Deposit Agreement among the company, The Bank of New York, as depositary, and the owners and beneficial owners from time to time of American Depositary Receipts evidencing American Depositary Shares each representing one common share of the company.

2.2[2]	Form of American Depositary Receipt.

4.1[2,5]	Amended and Restated Operating Agreement of VDM Specialists.

4.2[3,5]	Amended and Restated Operating Agreement of VDM Specialists dated February 2, 2004.

4.3[3,5]	First Amendment dated April 1, 2004 to the Amended and Restated Operating Agreement of VDM Specialists dated February 2, 2004.

4.4[3,5]	Second Amendment dated May 1, 2004 to the Amended and Restated Operating Agreement of VDM Specialists dated February 2, 2004.

4.5[4,5]	Amended and Restated Operating Agreement of VDM Specialists dated December 1, 2004.

4.6[4,5]	First Amendment dated December 30, 2004 to the Amended and Restated Operating Agreement of VDM Specialists dated December 1, 2004.

4.7[4,5]	Second Amendment dated January 3, 2005 to the Amended and Restated Operating Agreement of VDM Specialists dated December 1, 2004.

4.8[6]	Business Combination Agreement regarding the acquisition of Curvalue Beheer B.V. and its subsidiaries dated October 12, 2005.

8[1]	Subsidiaries of the registrant.

12.1[1]	Certification of the Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

12.2[1]	Certification of the Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

13.1[1]	Certification of the Chief Executive Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

13.2[1]	Certification of the Chief Financial Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

(1)	Filed herewith.
(2)	Incorporated by reference to the company’s Registration Statement on Form 20-F (SEC File No. 333-1-16731) filed with the Securities and Exchange Commission on October 15, 2001.
(3)	Incorporated by reference to the company’s Annual Report on Form 20-F (SEC File No. 001-16731) filed with the Securities and Exchange Commission on June 25, 2004.
(4)	Incorporated by reference to the company’s Annual Report on Form 20-F (SEC File No. 001-16731) filed with the Securities and Exchange Commission on June 30, 2005.
(5)	Confidential treatment has been requested. Confidential materials have been redacted and separately filed with the Securities and Exchange Commission.
(6)	The agreement has been filed herewith, but the schedules thereto have not been filed pursuant to Item 601 of Regulation S-K. The omitted schedules are the following: (i) the sellers; (ii) the group companies; (iii) earn- out payments; (iv) bank guarantee; (v) key employees; (vi) certificate of the sellers; (vii) certificate of the purchaser; (viii) resignation supervisory directors; (ix) notarial deed of transfer of the shares; (x) sellers’ warranties; (xi) disclosure letter; (xii) purchaser warranties; (xiii) facility agreement; (xiv) debts owed to and by affiliated parties; and (xv) press release. The schedules will be furnished upon request.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Van der Moolen Holding N.V.

By:	/s/ Richard E. den Drijver

Richard E. den Drijver
Chairman of the Executive Board

By:	/s/ Leo J. Pruis

Leo J. Pruis
Chief Financial Officer,
Member of the Executive Board

By:	/s/ Casper F. Rondeltap

Casper F. Rondeltap
Member of the Executive Board

Dated: June 23, 2006

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Pages

Report of Independent Auditors	F-1
Consolidated Financial Statements:
Consolidated Statements of Financial Condition at December 31, 2005 and 2004	F-2
Consolidated Statements of Income for the years ended December 31, 2005, 2004 and 2003	F-3
Consolidated Statements of Comprehensive Income for the years ended December 31, 2005, 2004 and 2003	F-4
Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003	F-5
Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31,
2005, 2004 and 2003	F-7
Notes to Consolidated Financial Statements	F-10

Report of Independent Registered Public Accounting Firm

To the Executive Board, the Supervisory Board, and the Shareholders of Van der Moolen Holding N.V.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, of cash flows and of changes in shareholders’ equity present fairly, in all material respects, the financial position of Van der Moolen Holding N.V. and its subsidiaries (the “Group”) at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Amsterdam, The Netherlands, June 23, 2006

PricewaterhouseCoopers Accountants N.V.

J. A. M. Stael RA

Van der Moolen Holding N.V.
Consolidated Statements of Financial Condition
(in € millions, except per share data)

	As of December 31,

	2005	2004

ASSETS
Cash and cash equivalents	€304.7	€288.2
Receivable from clearing organizations and professional parties	73.4	26.8
Securities owned, at market value	69.3	126.9
Loans receivable	5.0	-
Stock borrowed	-	607.3
Memberships in exchanges:
Owned, at cost (market value of € 27.0 and €12.3, respectively)	10.2	15.7
Contributed by members, at market value	9.0	3.1
Deferred tax assets, net	-	5.4
Property and equipment, net	4.0	4.1
Goodwill, net	35.2	47.6
Other intangible assets, net	211.4	187.2
Other assets	33.5	24.9

Total assets	€755.7	€1,337.2

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Short–term borrowings	€114.2	€69.5
Payable to clearing organizations and professional parties	11.8	18.6
Securities sold, not yet purchased, at market value	55.2	117.6
Stock loaned	-	592.4
Current income tax liabilities	4.3	12.3
Accounts payable, accrued expenses, and other liabilities	33.2	32.0
Deferred tax liabilities, net	4.5	5.9
Notes payable	4.0	5.4
Subordinated borrowings:
Subordinated notes	135.2	133.2
Memberships in exchanges, contributed by members, at market value	9.0	3.1

Total liabilities	€371.4	€990.0

Minority interest	16.5	16.8

Commitment and contingencies (Note 23)

Shareholders’ equity:
Financing Preferred A shares, € 0.60 par value, authorized 1,200,000 shares, issued
and outstanding 251,000 shares	0.1	0.1
Financing Preferred B shares, € 0.60 par value, authorized 1,200,000 shares, issued
and outstanding 391,304 shares	0.3	0.3
Common shares, € 0.08 par value, authorized 54,000,000 shares, issued and
outstanding 39,445,477 and 38,419,282 shares, respectively	3.1	3.1
Treasury stock, 102,182 common shares	(2.4)	(2.4)
Additional paid-in capital	282.6	277.6
Retained earnings	160.1	174.3
Accumulated other comprehensive income	(76.0)	(122.6)

Total shareholders’ equity	€367.8	€330.4

Total liabilities and shareholders’ equity	€755.7	€1,337.2

The accompanying notes are an integral part of these financial statements.

Van der Moolen Holding N.V.
Consolidated Statements of Income
(in € millions, except per share data)

	Year Ended December 31,

	2005	2004	2003

Revenues:
Specialist activities	€67.9	€71.1	€100.8
Proprietary trading/market making activities	22.1	23.4	24.7
Commission income	22.1	24.6	28.1
Net interest income from stock lending activities	0.1	3.6	3.4

Total revenues	€112.2	€122.7	€157.0

Expenses:
Exchange, clearing and brokerage fees	20.8	21.4	23.5
Employee compensation and benefits	33.5	34.7	42.3
Lease of exchange memberships	3.4	7.7	13.8
Information and communication	2.8	3.0	3.4
General and administrative expenses	22.8	14.5	12.0
Depreciation and amortization	7.6	7.4	9.0
Provision for NYSE/SEC investigation	-	-	45.7
Impairment of intangible assets	19.4	8.2	49.2
Impairment of other assets	-	5.6	-

Total expenses	€110.3	€102.5	€198.9

Income/(loss) from continuing operations	€1.9	€20.2	€(41.9)

Gain on disposal of long-term investments and associates	-	-	0.9
Interest expense, net	(8.6)	(7.6)	(8.9)
Interest expense, capital subject to mandatory redemption, net	-	(7.9)	(2.4)
Other income	3.3	1.3	6.1

(Loss)/ income from continuing operations before income taxes	€(3.4)	€6.0	€(46.2)
Provision for income taxes	7.0	0.6	12.2
Minority interest	(6.6)	2.5	-

Net (loss)/income from continuing operations	€(3.0)	€9.1	€(34.0)

Loss from discontinued operations before income taxes	(0.5)	(22.7)	(37.7)
Provision for income taxes relating to discontinued operations	0.4	4.6	13.1

Net loss from discontinued operations	€(0.1)	€(18.1)	€(24.6)

Net loss	€(3.1)	€(9.0)	€(58.6)

Financing preferred shares dividends	(2.9)	(2.9)	-
Net loss attributable to common shareholders	€(6.0)	€(11.9)	€(58.6)
Weighted average number of common shares outstanding	39,031,219	38,078,411	37,797,329
Basic (loss)/ earnings per share from continuing operations	€(0.15)	€0.16	€(0.90)
Diluted (loss)/ earnings per share from continuing operations	€(0.15)	€0.16	€(0.90)
Basic loss per share from discontinued operations	€(0.00)	€(0.47)	€(0.65)
Diluted loss per share from discontinued operations	€(0.00)	€(0.47)	€(0.65)
Basic loss per share	€(0.15)	€(0.31)	€(1.55)
Diluted loss per share	€(0.15)	€(0.31)	€(1.55)

The accompanying notes are an integral part of these financial statements.

Van der Moolen Holding N.V.
Consolidated Statements of Comprehensive Income
(in € millions)

	Year Ended December 31,

	2005	2004	2003

Net loss	€(3.1)	€(9.0)	€(58.6)
Other comprehensive income:
Foreign currency translation, net of tax	46.5	(24.9)	(85.9)
Transfer of cumulative foreign currency translation to discontinued
operations, net of tax	-	15.9	-

Comprehensive income/ (loss)	€43.4	€(18.0)	€(144.5)

Foreign currency translation includes taxation in the amount of € nil, € nil and € 5.8 million (benefit) for the years ended December 31, 2005, 2004 and 2003, respectively. For the years ended December 31, 2005 and 2004, foreign currency translation, net of tax, in the amount of € nil related to long-term financing advances (2003: € (52.4) million).

Cumulative foreign currency translation differences of € 18.9 million attributable to a foreign operation that is sold, liquidated or substantially liquidated have been charged to the Consolidated Statement of Income for the year ended December 31, 2004 in accordance with FAS 52, net of related taxation (benefit of € 3.0 million). The net charge of € 15.9 million is included in Net loss from discontinued operations for the year ended December 31, 2004.

The accompanying notes are an integral part of these financial statements.

Van der Moolen Holding N.V.
Consolidated Statements of Cash Flows
(in € millions)

	Year Ended December 31,

	2005	2004	2003

Cash flows from operating activities:
Net loss	€(3.1)	€(9.0)	€(58.6)
Adjustments of non-cash items to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	7.6	7.4	9.9
Impairment of intangible fixed assets	19.4	8.2	71.2
Impairment of other assets	-	5.6	1.6
Release of provision on loan receivable	-	(2.4)	-
Provision for NYSE/SEC investigation	(4.8)	(42.2)	45.7
Amortization of deferred gain on swaps	(2.9)	(3.2)	(2.0)
Deferred tax (benefit) expense, net and non-cash tax effects	(6.8)	7.3	(13.1)
Compensation expense related to stock-based compensation	0.1	0.5	4.7
Pensions and other long-term benefit plans	0.6	(0.3)	(0.1)
Distributions as included in Other income	(1.1)	-	-
Gain on disposal of long-term investments and associates	-	-	(0.9)
Gain on sale of memberships in exchanges	(7.4)	-	-
Foreign currency result, net	5.3	15.9	-
Other provisions	4.9	-	-
Other	-	(0.2)	-
Interest expense, capital subject to mandatory redemption	-	7.9	1.9
Minority interest	6.6	(2.5)	-
Change in assets and liabilities net of effects from purchase or sale of subsidiaries:
Receivable from clearing organizations and professional parties	(39.9)	42.4	304.6
Securities owned, net	61.3	100.3	147.7
Stock borrowed	632.6	838.1	(343.3)
Other assets	2.6	17.9	(24.7)
Not readily marketable financial instruments	-	0.1	-
Payable to clearing organizations and professional parties	(9.8)	(114.0)	(30.8)
Securities sold, not yet purchased	(67.3)	8.6	(424.4)
Stock loaned	(616.3)	(851.7)	317.5
Current income tax liabilities	2.0	(0.9)	(5.4)
Accounts payable, accrued expenses and other liabilities	4.3	(6.6)	(5.2)

Net cash (used in)/ provided by operating activities	€(12.1)	€27.2	€(3.7)

Cash flows from investing activities:
Purchase of property and equipment, net	(1.1)	-	(1.4)
Purchase of intangible assets	(1.5)	-	-
Divestment of Group companies, less cash balances held	-	1.6	-
Distributions by and disposals of investments, net	1.1	0.3	2.9
Loans granted	(5.0)	-	-
Repayment on loans receivable	-	14.3	-
Sale of exchange memberships	-	0.3	0.3

Net cash (used in) provided by investing activities	€(6.5)	€16.5	€1.8

Cash flows from financing activities:
Capital subject to mandatory redemption, distributions net of capital contributions	-	(3.7)	(9.1)
Minority interest, distributions net of capital contributions	(6.1)	(0.5)	-
Payment to former partners of VDM Specialists	(3.1)	-	-
Securities purchased under agreements to resell, net	-	-	62.5
Securities sold under agreements to repurchase, net	-	-	(51.8)
Net increase/(decrease) in short-term borrowings	36.6	(125.5)	(128.5)
Payments of notes payable, net of proceeds	(1.8)	(5.0)	(0.4)
Proceeds of subordinated notes	-	0.9	-
Payments of subordinated notes	(16.3)	(7.1)	(7.2)
Proceeds/(loss) from termination of interest rate swaps	0.3	(0.2)	13.6
Sale/ (purchase) of treasury shares	-	5.6	(8.1)
Dividend paid	(6.1)	(2.9)	(30.2)

Net cash provided by (used in) financing activities	€3.5	€(138.4)	€(159.2)

Effects of exchange rate differences	31.6	(13.5)	(58.6)

Net change in cash and cash equivalents	€16.5	€(108.2)	€(219.7)

Cash and cash equivalents at beginning of the year including held-for-sale assets	288.2	396.4	616.1

Cash and cash equivalents at end of the year including held-for-sale assets	€304.7	€288.2	€396.4
Cash and cash equivalents at end of the year included in held-for-sale assets	-	-	(12.6)

Cash and cash equivalents at end of the year	€304.7	€288.2	383.8

Supplemental information:
Cash paid for
Interest (excluding interest on capital subject to mandatory redemption)	€13.4	€30.6	€30.9
Income taxes	€2.5	€4.0	€17.3

The accompanying notes are an integral part of these financial statements.

Van der Moolen Holding N.V.
Consolidated Statements of Changes in Shareholders’ Equity
As of December 31, 2005
(in thousands of €, except per share data)

	Capital stock

	Financing preferred		Common		Treasury		Additional Paid –in Capital		Accumulated Other Comprehensive Income	Total Shareholders’ Equity
	Shares	Amounts	Shares	Amounts	Common Shares	Amounts		Retained Earnings

Balance at Jan. 1, 2005	642,304	€385	38,419,282	€3,074	102,182	€(2,431)	€277,607	€174,324	€(122,553)	€330,406

Dividend on financing
preferred A shares of € 2.70
per share	-	-	-	-	-	-	-	(680)	-	(680)

Dividend on financing
preferred
B shares of 5.52%	-	-	-	-	-	-	-	(2,255)	-	(2,255)

Dividends on common shares
of €0.22 per share	-	-	-	-	-	-	-	(3,237)	-	(3,237)

Issuance of stock dividends	-	-	1,026,195	82	-	-	4,883	(4,965)	-	-

Net loss	-	-	-	-	-	-	-	(3,063)	-	(3,063)

Foreign currency translation
adjustments	-	-	-	-	-	-	-	-	46,547	46,547

Stock options compensation
expense	-	-	-	-	-	-	89	-	-	89

Balance at Dec. 31, 2005	642,304	€385	39,445,477	€3,156	102,182	€(2,431)	€282,579	€160,124	€(76,006)	€367,807

The accompanying notes are an integral part of these financial statements.

Van der Moolen Holding N.V.
Consolidated Statements of Changes in Shareholders’ Equity
As of December 31, 2004
(in thousands of €, except per share data)
	Capital stock

	Financing preferred				Treasury		Additional Paid –in Capital		Accumulated Other Comprehensive Income	Total Shareholders’ Equity
	Shares	Amounts	Common Shares	Amounts	Common Shares	Amounts		Retained Earnings

Balance at Jan. 1, 2004	642,304	€385	38,419,282	€3,074	882,182	€(8,070)	€277,075	€189,148	€(113,497)	€348,115

Dividend on financing
preferred A shares of € 2.70
per share	-	-	-	-	-	-	-	(680)	-	(680)

Dividend on financing
preferred
B shares of 5.52%	-	-	-	-	-	-	-	(2,255)	-	(2,255)

Net loss	-	-	-	-	-	-	-	(8,954)	-	(8,954)

Dividends on financing
preferred
A shares of € 2.70 per share	-	-	-	-	-	-	-	(680)	-	(680)

Dividend on financing
preferred
B shares of 5.52%	-	-	-	-	-	-	-	(2,255)	-	(2,255)

Sale of Treasury Shares	-	-	-	-	(780,000)	5,639	-	-	-	5,639

Foreign currency translation
adjustments	-	-	-	-	-	-	-	-	(24,934)	(24,934)

Transfer of cumulative foreign
currency translation to
discontinued operations, net of
tax	-	-	-	-	-	-	-	-	15,878	15,878

Stock options compensation
expense	-	-	-	-	-	-	532	-	-	532

Balance at Dec. 31, 2004	642,304	€385	38,419,282	€3,074	102,182	€(2,431)	€277,607	€174,324	€(122,553)	€330,406

The accompanying notes are an integral part of these financial statements.

Van der Moolen Holding N.V.
Consolidated Statements of Changes in Shareholders’ Equity
As of December 31, 2003
(in thousands of €, except per share data)
	Capital stock

	Financing preferred		Common		Treasury		Additional Paid –in Capital		Accumulated Other Comprehensive Income	Total Shareholders’ Equity
	Shares	Amounts	Shares	Amounts	Common Shares	Amounts		Retained Earnings

Balance at Jan. 1, 2003	642,304	€385	38,419,282	€3,074	-	-	€272,367	€275,092	€(27,612)	€523,306

Net loss	-	-	-	-	-	-	-	(58,638)	-	(58,638)

Dividend on common
shares of € 0.72 per share	-	-	-	-	-	-	-	(27,277)	-	(27,277)

Purchase of common
shares (Treasury shares)	-	-	-	-	882,182	€(8,070)	-	-	-	(8,070)

Foreign currency
translation adjustments	-	-	-	-	-	-	-	-	(85,885)	(85,885)

Stock options
compensation expense	-	-	-	-	-	-	4,708	-	-	4,708

Other	-	-	-	-	-	-	-	(29)	-	(29)

Balance at Dec. 31, 2003	642,304	€385	38,419,282	€3,074	882,182	€(8,070)	€277,075	€189,148	€(113,497)	€348,115

The accompanying notes are an integral part of these financial statements.

Van der Moolen Holding N.V. – Notes to the Consolidated Financial Statements (in € millions, except per share data)

1. Organization and Nature of Business

Van der Moolen Holding N.V. and its subsidiaries (collectively the “Company”) is an international trading firm active as a specialist, market maker and proprietary trader on major equity, bond and option exchanges in both the United States of America and Europe. Van der Moolen Holding N.V. is headquartered in Amsterdam.

The Company is a limited liability company (N.V.) incorporated and domiciled in the Netherlands. The address of its registered office is Keizersgracht 307, Amsterdam. The Company has its primary listing on Euronext Amsterdam. American depositary receipts are listed on the New York Stock Exchange.

2. Significant Accounting Policies

Basis of Presentation

The accounting and reporting principles of the Company conform with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

All amounts included in these financial statements are stated in millions of euros, unless otherwise indicated.

The following is a summary of the significant accounting policies of the Company.

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities as of December 31, 2005, and the reported amounts of revenues and expenses during the year then ended. Actual results could differ from these estimates.

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

In December 2003, the FASB issued FASB Interpretation (“FIN”) No. 46 (R), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51”. FIN 46 (R) requires a company to consolidate a variable interest entity (“VIE”) if the company has a variable interest that gives it a majority of the expected losses or a majority of the expected residual returns or both of the entity. FIN 46 (R) is effective no later than the end of the first reporting period that ends after March 15, 2004. The Company has determined that a company named LOC, LLC (“LOC”) is such a variable interest entity. LOC is a limited liability company; its members are members or former members or employees of VDM Specialists. LOC’s purpose is to provide a mechanism through which its members may acquire ownership of a New York Stock Exchange membership. Capital contributed by members and funds borrowed by LOC are used to purchase these memberships. At December 31, 2005, LOC and its members were the beneficial owners of three New York Stock Exchange memberships that are carried in the Consolidated Statement of Financial Condition at a value of € 3.4 million (December 31, 2004: six at € 5.9 million). LOC has a loan from a commercial bank to fund the purchase of exchange memberships; the amount outstanding at December 31, 2005 was € 2.3 million or $ 2.7 million (December 31, 2004: € 3.4 million or $ 4.7 million). Van der Moolen Holding N.V. has guaranteed the repayment of this loan. The outstanding loan amount is the Company's maximum exposure under the guarantee. The consolidation of LOC did not affect Shareholders’ equity at December 31, 2005 and December 31, 2004 or Net loss for the years then ended.

Foreign Currency Translation

Since January 1, 2004, the functional currency of Van der Moolen Holding N.V., its financing entity Van der Moolen International B.V. and certain of its intermediate holding companies is the U.S. dollar. Previously, Van der Moolen Holding N.V. and Van der Moolen International B.V. applied the euro as their functional currency. The primary economic environment in which a corporate entity operates determines its functional currency. The use of the U.S. dollar as the functional currency reflects the dominance of the Company’s U.S. activities, and management’s judgment that this dominance could no longer be considered a temporary phenomenon. The currency in which the financial statements are presented, the presentation currency, remains the euro, given the statutory seat of Van der Moolen Holding N.V.

The change in functional currency had a positive non-cash effect on net income of € 0.4 million in 2004 related to currency exchange gains. Additionally, a tax benefit of € 1.2 million was recognized in the Consolidated Statement of Income for the year ended December 31, 2004 as a component of Provision for income taxes – continuing operations. Previously, this tax benefit would have been recognized within

Van der Moolen Holding N.V. – Notes to the Consolidated Financial Statements (in € millions, except per share data)

Accumulated Other Comprehensive Income – foreign currency translation, net of tax.

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

For purposes of presentation, the financial statements of Group companies with a functional currency other than the euro are translated into euros. Assets and liabilities are translated using the exchange rate prevailing at the Balance Sheet date. Income and expense items are translated using the average rates of exchange for the periods involved. Translation adjustments are charged or credited to Accumulated Other Comprehensive Income, which is included in Shareholders’ Equity.

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

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with original maturities of less than 90-days. The carrying amounts of such cash equivalents approximate their fair value due to the short-term nature of these instruments. Cash and cash equivalents include large balances that are used for purposes of collateralizing positions and collateralizing bank overdrafts subject to a cash pooling agreement with a commercial bank, and large balances that must be held for regulatory or exchange requirements. Refer to note 25 for details of Net Liquid Asset Requirements.

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

Stock Borrowed and Stock Loaned

Stock borrowed and stock loaned for which cash is deposited or received are treated as collateralized financing transactions and are recorded at contract amount. Stock borrowed transactions require the Company to deposit cash collateral with the lender. With respect to stock loaned, the Company receives collateral in cash in an amount generally in excess of the market value of the stock loaned. Income or expense on stock borrowed and stock loaned transactions is recognized over the life of the transaction. Revenue and expenses from these activities are recorded on a net basis as Net interest income from stock lending activities.

The Company terminated its stocklending activities at the beginning of 2005. The Company has continued to borrow securities in order to support the settlement of short sales. Such borrowing transactions require the Company to deposit cash collateral with the lender. This cash collateral is included in Receivables from clearing organizations and professional parties.

Exchange Memberships

Exchange memberships owned by the Company are originally carried at cost, pursuant to the American Institute of Certified Public Accountants’ (“AICPA”) Audit and Accounting Guide–Brokers and Dealer in Securities. Adjustments to carrying value are made if the

Van der Moolen Holding N.V. – Notes to the Consolidated Financial Statements (in € millions, except per share data)

Company determines that an “other-than-temporary” decline in value, as defined in Emerging Issues Task Force (“EITF”) Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, has occurred. For the years ended December 31, 2005, 2004 and 2003, the Company recognized impairment losses of € nil, € 5.6 million and € 1.6 million, respectively, on owned exchange memberships.

Additionally, three exchange memberships have been contributed for use by the Company by members of the Company’s subsidiary VDM Specialists (December 31, 2004: four seats). These memberships are subordinated to claims of the general creditors of VDM Specialists and are carried at market value with corresponding amounts recorded as subordinated liabilities. These market values are determined on the basis of prices published by the New York Stock Exchange on the relevant dates. The Company is required to pay annual fees in relation to these exchange memberships. An amount of € 0.2 million has been charged to Interest expense in the Consolidated Statement of Income for the year 2005 (2004: € 1.0 million; 2003: € 2.8 million).

The Company leases additional memberships from affiliated and non-affiliated parties and makes lease payments to these parties at prevailing market rates.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives, which range from two to forty years. Maintenance and repairs are expensed as incurred.

The estimated useful lives of property and equipment are as follows:
Real Estate	40 years
Leasehold Improvements, Office Equipment, Furniture and Fixtures	2-10 years
Company Cars	3-5 years

All leases entered into by the Company qualify as operating leases. Payments made under operating leases are charged to income on a straight-line basis over the periods of the leases.

Goodwill and Other Intangible Assets

Goodwill arising from business combinations accounted for under the purchase method was amortized on a straight-line basis over 15 years until December 31, 2001. With the adoption of Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets”, effective January 1, 2002 and for acquisitions subsequent to January 1, 2001, goodwill and intangible assets with an indefinite useful life are no longer amortized, goodwill is tested for impairment at the reporting unit level (which is generally an operating segment or one reporting level below) at least annually, and intangible assets deemed to have an indefinite life are tested for impairment at least annually as well or when events and circumstances indicate impairment testing may be necessary. The Company has defined all its operational subsidiaries as being separate reporting units for purposes of SFAS No. 142. Goodwill is allocated to the reporting units at the date of acquisition.

The impairment test involves a two-step process;

Step 1: The fair value of the Company’s reporting units is compared to the carrying value, including goodwill, of each of those units. For each reporting unit where the carrying value, including goodwill, exceeds the unit’s fair value, the review moves on to step 2. If a unit’s fair value exceeds the carrying value, no further work is performed and no impairment charge is necessary.

Step 2: The fair value of the Company’s reporting unit is allocated to its identifiable tangible and non-goodwill intangible assets and liabilities. This will derive an implied fair value for the reporting unit’s goodwill. The implied fair value of the reporting unit’s goodwill is then compared with the carrying amount of the reporting unit’s goodwill. If the carrying amount of the reporting unit’s goodwill is greater than the implied fair value of its goodwill, an impairment loss must be recognized for the excess amount.

Other intangible assets consist of specialist stock lists acquired in connection with certain business combinations and software. Specialist stock lists are amortized on a straight-line basis over 40 years. The fair value of the specialist stock lists at the date of acquisition used for purchase price allocation and the determination of the useful lives were determined based on independent appraisals. The useful lives are determined based upon analysis of historical turnover characteristics of the specialist stocks. The Company periodically evaluates whether events or circumstances have occurred that indicate the remaining estimated useful life may warrant revision or that the remaining balance may not be recoverable. In accordance with the rules dictated by Statement of Financial Accounting Standard No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, an impairment loss, calculated as the difference between the fair value and the carrying amount of the intangible asset, is recognized if the sum of undiscounted cash flows expected to result from the use and eventual disposal of

Van der Moolen Holding N.V. – Notes to the Consolidated Financial Statements (in € millions, except per share data)

the intangible assets is less than the corresponding carrying value.

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized using the straight-line method over their estimated useful lives (two to three years), and are recognized in the income statement under amortization expenses. Costs associated with developing or maintaining computer software programs are recognized as an expense as incurred. Costs that are directly associated with the production of identifiable and unique software products controlled by the Company, and that will probably generate economic benefits exceeding costs beyond one year, are recognized as intangible assets. Direct costs include the costs of software development employees and an appropriate portion of relevant overheads.

Pension Benefits and Other Long-term Benefits

The company’s defined benefit plans and other long-term benefits are accounted for in accordance with SFAS No. 87, “Employers’ Accounting for Pensions”. Unrecognized net actuarial gains and losses are amortized over the average remaining service period of active plan participants in accordance with the corridor approach described in paragraph 32 of SFAS No. 87.

Other long-term benefits are employee benefit plans, other than retirement benefit plans, falling due more than 12 months after balance sheet date. Actuarial gains and losses are recognized immediately in the income statement and no 'corridor' is applied. Also past service costs, if any, are recognized immediately in the income statement.

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

Short-term Borrowings

Short-term borrowings comprise bank overdrafts with financial institutions. These borrowings are interest bearing at prevailing market rates.

Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and if a reliable estimate of the amount can be made. Provisions are measured at the value of management’s best estimate of the expenditure required to settle the present obligation at the balance sheet date. If management’s best estimate is a range of outcomes for which there is no reason to believe that any one number within the range is more likely than any other number in the range to be the amount that it will ultimately be required to pay, the provision is measured at the low-point of the range. Short-term provisions are recognized in the Consolidated Statement of Financial Condition as Accounts payable, accrued expenses, and other liabilities.

Minority Interest

Minority interest in the Consolidated Statement of Financial Condition is comprised of the share in the capital of the Company’s majority owned subsidiaries held by minority partners. These minority interests mainly relate to VDM Specialists. In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial instruments with Characteristics of Both Liabilities and Equity.” SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The Company determined that its minority members’ capital in VDM Specialists, which has the same characteristics and rights as members’ equity contributed by the Company, was a mandatorily redeemable financial instrument as defined by SFAS No. 150 because the capital was redeemable upon the death of a minority interest holder, an event certain to occur. The Company adopted SFAS No. 150 as from January 1, 2003, and until December 1, 2004, presented its minority members’ capital in VDM Specialists as Capital subject to mandatory redemption in the Consolidated Statement of Financial Condition.

On December 1, 2004, VDM Specialists amended its operating agreement and based on a review of the terms of the amended operating agreement, the Company determined that the minority members’ capital was not redeemable upon an event certain to occur, and consequently that the characteristics of these financial instruments conform to those of equity instruments. Consequently, from December 1, 2004, the minority members’ capital is classified as Minority interest in the Consolidated Statement of Financial Condition.

In 2003 and for the period January 1, 2004 – December 1, 2004, all income distributable to the Company’s minority members is recorded as interest expense; any net loss as a reduction of interest expense. For the year ended December 31, 2005 and for the period December 1, 2004 – December 31, 2004, all income distributable to VDM Specialists’ minority members, including interest on minority members’ capital

Van der Moolen Holding N.V. – Notes to the Consolidated Financial Statements (in € millions, except per share data)

contributions, is presented as Minority interest in the Consolidated Statement of Income.

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

Net Interest Income from Stock Lending Activities

Net interest income from stock lending activities represents interest earned net of interest paid in connection with the stock lending activities that were carried out by VDM Specialists until the beginning of 2005. Interest income earned was € 0.4 million, € 16.6 million and € 16.5 million for the years ended December 31, 2005, 2004 and 2003, respectively. Interest expense was € 0.3 million, € 13.0 million and € 13.1 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Other Income

Other income includes a liquidating dividend on investments carried at nil value (Vereniging Voor de Effectenhandel and the Vereniging Voor de Optiehandel) amounting to € 1.1 million (2004 and 2003: € nil); a € 7.4 million gain realized on the sale of four NYSE memberships in December 2005 (2004 and 2003: € nil); and foreign currency losses of € 5.3 million (2004: foreign currency gain of € 1.2 million; 2003: foreign currency gain of € 2.4 million including net gains and losses arising on foreign currency option contracts).

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109. “Accounting for Income Taxes” (“SFAS 109”), which requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and tax bases of its assets and liabilities. The Company’s deferred tax assets and liabilities are presented separately on the face of the balance sheet. Currently enacted tax rates are used to determine deferred tax assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in the Consolidated Statement of Income in the period that includes the enactment date. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized.

Stock Based Compensation

The Company adopted SFAS No. 123, “Accounting for Stock-based Compensation” (“SFAS 123”) in the year ended December 31, 1999. Under SFAS 123, a stock compensation expense is calculated using the fair value method, and is recognized in the Consolidated Statement of Income over the period that the benefit vests. The related expense has been included in Employee compensation and benefits in the Consolidated Statement of Income with a corresponding contribution to Additional Paid-in Capital.

(Loss)/ Earnings per Share

Earnings per share (“EPS”) is computed in accordance with Statement of Financial Accounting Standard No. 128, “Earnings Per Share” (“SFAS 128”). Basic EPS is calculated by dividing net earnings attributable to common shareholders by the weighted average number of common shares outstanding (excluding treasury stock). Diluted EPS includes the determinants of basic EPS and, in addition, reflects the dilutive effect of the common shares deliverable pursuant to stock options and warrants.

Derivative Financial Instruments

On January 1, 2001, the Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” (“SFAS 133”)

Van der Moolen Holding N.V. – Notes to the Consolidated Financial Statements (in € millions, except per share data)

as amended. SFAS 133 establishes accounting and reporting standards for derivative instruments. It requires that an entity recognize all derivatives as either assets or liabilities in the Consolidated Statements of Financial Condition and measure those instruments at fair value. The accounting for changes in the fair value of a derivative instrument depends on its intended use and the resulting designation. If a derivative is designated as a qualifying fair value hedge, all changes in the fair value of the derivative and changes in the fair value of the hedged item that relate to the hedged risk are recognized in earnings. The Company has interest rate swaps that qualify as fair value hedges of interest bearing borrowings. These interest rate swaps are accounted for under the short-cut method. Gains and losses from the early termination of interest rate swaps that qualify as fair value hedges are deferred over the remaining term of the related debt. If the derivative is designated as a qualifying cash flow hedge, the effective portion of the change in the fair value of the derivative is recorded in Accumulated Other Comprehensive Income and recognized in the Consolidated Statements of Income when the hedged item affects earnings. The ineffective portion of cash flow hedges is immediately recognized in the Consolidated Statements of Income. The Company did not have qualifying cash flow hedges in the three years ended December 31, 2005.

Derivative financial instruments used for trading purposes are carried at fair value. If market prices are not readily available, fair value is calculated using an appropriate valuation technique. Market value for exchange-traded derivatives, principally futures and certain options, is based on quoted market prices. The fair values of over-the-counter (‘OTC’) derivative instruments, principally forwards and OTC options, are based on pricing models intended to approximate the amounts that would be received from or paid to a third party in settlement of the contracts. The gains or losses on derivatives used for trading purposes are included in revenues from specialist and proprietary trading/market making activities.

During 2003, the Company purchased foreign currency option contracts to reduce the Company’s exposure to foreign currency fluctuations. These contracts are carried at market value. Gains and losses on purchased foreign currency option contracts are recognized in the Consolidated Statements of Income as Other Income.

Recent Accounting Pronouncements

In December 2004, the FASB issued a revision to SFAS No. 123, SFAS No. 123(R), “Share Based Payment.” SFAS No. 123(R) will require compensation costs related to share-based payment transactions to be recognized in the financial statements over the period that an employee provides service in exchange for the award. SFAS No. 123 (R) replaces SFAS No. 123 and supersedes APB No. 25. SFAS No. 123(R) will be effective for the Company no later than January 1, 2006. Management is currently evaluating the effect of the adoption of SFAS No. 123(R), but given the termination of its employee stock option plan as described in Note 18, does not expect adoption to have a material effect on the Company’s financial condition, results of operations or cash flows.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” which replaces Accounting Principles Board Opinion No. 20 “Accounting Changes” and SFAS No. 3 “Reporting Accounting Changes in Interim Financial Statements – an amendment of APB Opinion No. 28.” SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. SFAS No. 154 eliminates the requirement in Accounting Principles Board Opinion No. 20 to include the cumulative effect of changes in accounting principles in the income statements. SFAS No. 154 establishes retrospective application, or application as of the earliest practicable date, as the required method for reporting a change in accounting principle and restatement with respect to the reporting of a correction of an error. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal periods beginning after December 15, 2005. Management cannot estimate the impact that SFAS No. 154 will have on the Company's financial statements, related to future changes in accounting policies that will be required to be applied retrospectively.

In February 2006, the FASB issued SFAS 155, “Accounting for Hybrid Financial Instruments, an amendment of FASB statements No. 133 and 140. This statement permits fair value measurement for certain hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. This statement is effective for all financial instruments acquired or issued in an entity's first fiscal year that begins after 15 September 2006. Earlier adoption is permitted as of the beginning of an entity's fiscal year, provided that no interim period financial statements have been issued for the financial year. Management is currently reviewing the impact that adoption of SFAS No. 155 will have on the Company's financial condition, results of operations or cash flows, but expects that it will not have a material impact.

3. Significant Acquisitions and Dispositions

Acquisitions

Acquisitions are accounted for by using the purchase method. The basis of the individual assets and liabilities acquired is the fair value at the date of acquisition. Any purchase price in excess of the fair value of assets and liabilities acquired is recorded as goodwill. The Company's share in operating results of the acquired company is included in the Consolidated Statement of Income from the effective date of the acquisition.

Van der Moolen Holding N.V. – Notes to the Consolidated Financial Statements (in € millions, except per share data)

On August 1, 2003, following the departure of two minority members, the Company acquired an additional 14.543% interest in Cohen, Duffy, McGowan, LLC for a consideration of $ 0.6 million (€ 0.6 million). The balance sheet and results of this entity were already consolidated as a consequence of the acquisition made in 2001.

Dispositions

In the first quarter of 2003, the Company sold its 1% interest in Tullet Plc. for a net profit of € 0.9 million. This gain is recorded as a Gain on disposal of long-term investments and associates in the Consolidated Statement of Income for the year ended December 31, 2003.

Discontinued operations

On December 17, 2003, the closure of Cohen, Duffy, McGowan, LLC was announced and operations ceased by December 31, 2003. This closure resulted in impairments on intangible and other assets of €19.3 million. The liquidation of this entity was substantially completed in 2004.

The Amsterdam-based option trading activities executed by Van der Moolen Opties Amsterdam B.V. were discontinued in 2003.

In December 2003, the Company ended the activities of Kenny & Co, LLC; liquidation was substantially completed in 2004.

On January 7, 2004, the Company reached agreement in principle to sell all shares in Van der Moolen UK, Limited to a third party and the sale was completed on April 7, 2004 following approval by the relevant regulatory authorities. The subsidiary was sold for a consideration equal to its book value as of December 31, 2003, being € 8.3 million. Further, an intercompany loan of € 5.9 million was repaid on April 13, 2004.

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

The major classes of assets and liabilities relating to these discontinued operations included in the Statements of Financial Condition as of December 31, 2004 (December 31, 2005: none) are stated in the table below:

Year ended December 31,

2004

(in € millions)

Cash and cash equivalents	€1.3
Securities owned, at market value	0.1
Other assets	0.4

Total assets	€1.8

Accounts payable, accrued expenses, and other liabilities	€1.1

Total liabilities	€1.1

A breakdown of the results of discontinued operations is given below:

	Year Ended December 31,

	2005	2004	2003

	(in € millions)

Total revenues:	€-	€-	€12.1
Expenses:
Exchange, clearing and brokerage fees	-	0.7	5.9
Employee compensation and benefits	-	1.7	10.5
Lease of exchange memberships	-	0.2	0.9
Information and communication	-	0.1	1.9
General and administrative expenses	0.5	0.3	4.4

Van der Moolen Holding N.V. – Notes to the Consolidated Financial Statements (in € millions, except per share data)

Depreciation and amortization	-	-	0.9
Impairment of intangible assets	-	-	22.0
Impairment of other assets	-	-	1.6

Total expenses	€0.5	€3.0	€48.1

Loss from operations	€(0.5)	€(3.0)	€(36.0)

Interest expense, net	-	(0.8)	(1.6)
Interest income, capital subject to mandatory redemption, net	-	-	0.5
Other expense	-	(18.9)	(0.6)

Loss from discontinued operations before income taxes	€(0.5)	€(22.7)	€(37.7)
Provision for income taxes	0.4	4.6	13.1

Net loss from discontinued operations	€(0.1)	€(18.1)	€(24.6)

General and administrative expenses for the year ended December 31, 2005, mainly relates to additional expenses and closure costs in respect of VDM Options USA, LLC, which activities were sold in December 2004.

Other expense of € 18.9 million for the year ended December 31, 2004 is comprised of cumulative currency translation differences recognized in the Income Statement in relation to foreign operations that were sold, liquidated or substantially liquidated during that year.

Losses incurred from discontinued operations in 2003 include the impairment of specialist assignments of € 7.4 million; impairment of goodwill of € 14.6 million; and the impairment of exchange memberships of € 1.6 million.

The net loss from discontinued operations for the years ended December 31, 2005, 2004 and 2003 mainly relates to entities previously reported in the segment U.S. Option Business.

4. Receivable From and Payable to Clearing Organizations and Professional Parties

Amounts receivable from and payable to clearing organizations and professional parties at December 31, 2005 and 2004, consist of the following:

	December 31,

	2005		2004

	(in € millions)

	Receivable	Payable	Receivable	Payable

Deposits for margins and stock borrowed	€20.2	€-	€1.7	€-
Securities failed-to-deliver/receive	11.7	3.5	4.9	9.1
Commissions receivable	2.2	-	2.4	-
Receivable from clearing organizations and professional
parties	39.3	-	17.8	-
Payable to clearing organizations and professional parties	-	8.3	-	9.5

	€73.4	€11.8	€26.8	€18.6

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in the Statement of Financial Condition, unless the transaction is settled outside guaranteed settlement mechanisms.

5. Concentrations of Credit Risk/ Financial Instruments

As of December 31, 2005, substantially all of the Company’s financial instruments owned, financial instruments sold, not yet purchased, and receivable from and payable to clearing organizations and professional parties are amounts held by or due to its clearing organizations or other professional parties. The Company monitors the credit worthiness of the clearing organizations and other professional parties to mitigate the Company’s exposure to credit risk. As of December 31, 2005, cash equivalents in the amount of € 290.1 million were held at two financial institutions (December 31, 2004: € 261.8 million).

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

Van der Moolen Holding N.V. – Notes to the Consolidated Financial Statements (in € millions, except per share data)

6. Securities Owned and Securities Sold, Not Yet Purchased

Marketable securities owned and sold, not yet purchased, consist of trading securities at market values, as follows:

	December 31,

	2005		2004

	(in € millions)

	Owned	Sold, not yet purchased	Owned	Sold, not yet purchased

Bonds	€18.8	€5.2	€23.0	€3.8
Common and preferred shares	50.4	50.0	103.5	113.8
Derivatives held for trading	0.1	-	0.4	-

	€69.3	€55.2	€126.9	€117.6

As of December 31, 2005, €6.4 million and € 4.8 million as included in Securities owned and Securities sold, not yet purchased, respectively, relate to (non-U.S.) government bonds (2004: € 7.2 million and € 2.9 million, respectively).

The agreements with the Company’s clearing organizations permit the Company’s securities and financial instruments to be pledged to clearing organizations, depositories and other financial institutions for the purpose of financing the Company’s trading activities. At December 31, 2005, none of the Company’s securities owned were pledged to counterparties. The market value of stock received by the Company that can be sold or repledged totaled € 10.9 million. Such collateral is obtained under securities borrowing agreements. Of this collateral none has been repledged.

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the Consolidated Statement of Financial Condition at market value and will incur a loss if the market value of the securities increases subsequent to December 31, 2005.

Positions owned and positions sold, not yet purchased in American Depositary Receipts (ADRs) and the corresponding shares held for arbitrage purposes are recognized on a gross basis as assets and liabilities. ADRs purchased or sold as part of arbitrage activities are valued at the quoted market prices of the home market of the underlying shares. ADRs are convertible into the underlying shares subject to a conversion charge. Conversion costs are accrued in the Consolidated Statement of Financial Condition.

7. Loans Receivable

The Company advanced a loan of € 5.0 million to Curvalue Beheer B.V. in October 2005. This loan carries an interest rate of 6.5% per annum. All shares in Curvalue Beheer B.V. were acquired by the Company on January 2, 2006. See Note 26.

A provision of € 2.4 million, recognized in prior years, for the non-recoverability of loans receivable was released as a credit to General & Administrative expenses in 2004 upon repayment of the related loans.

8. Goodwill and Other Intangible Assets

For the years ended December 31, 2005 and 2004, the carrying value of goodwill amounted to € 35.2 million and € 47.6 million, respectively. As a result of the implementation of SFAS No. 142 “Goodwill and Other Intangible Assets”, goodwill is no longer amortized with effect from financial years beginning after December 15, 2001. As a result of the impairment test performed on goodwill, an impairment charge of € 19.4 million was recognized in the Consolidated Statement of Income for 2005 (2004: € 8.2 million; 2003: € 63.8 million). The impairment charge on goodwill can be specified as follows:

	Year Ended December 31,

	2005	2004	2003

	(in € millions)

VDM Specialists	€17.6	€-	€27.7
European Trading	1.8	8.2	21.5

Total continuing operations	€19.4	€8.2	€49.2

Van der Moolen Holding N.V. – Notes to the Consolidated Financial Statements (in € millions, except per share data)

U.S. Option business (included in Net loss from discontinued
operations)	-	-	14.6

Total	€19.4	€8.2	€63.8

The Company performed its annual impairment tests of goodwill during the fourth quarter of 2005 for all its reporting units. In determining the discounted value of future cash flows of VDM Specialists, valuations by external independent consultants were used, and a discount rate of 12% was applied. For the purpose of impairment testing of the goodwill associated with the European entities, a discount rate of 15% was applied. The impairment charges primarily related to the continued downward trend in revenues and operating income at the relevant reporting units. See “Significant Accounting Policies – Goodwill and Other Intangible assets” for further information related to the impairment of goodwill.

The movements in goodwill for the years ended December 31, 2005 and 2004 are as follows:

	2005	2004

	(in € millions)

Balance at January 1,	€47.6	€59.4
Impairment	(19.4)	(8.2)
Translation differences	7.0	(3.6)

Balance at December 31,	€35.2	€47.6

The carrying amount of goodwill as of December 31, 2005 is fully deductible for tax purposes; this amount relates only to VDM Specialists.

The carrying value of Other intangible assets, net can be specified as follows:

	December 31,

	2005	2004

	(in € millions)

Specialist stock lists	€247.0	€214.0
Accumulated amortization	(37.1)	(26.8)

Book value specialist stock lists	€209.9	€187.2
Software	1.5	-

	€211.4	€187.2

The above amounts are determined using the underlying dollar amounts translated into euros using year-end closing rates. The cost price of the specialist stock lists as at December 31, 2005 translated at historical exchange rates was € 293.0 million (December 31, 2004: € 293.0 million). At year-end 2005 and 2004, all specialist stock lists capitalized on the balance sheet relate to the Company’s specialist franchise on the New York Stock Exchange, VDM Specialists.

For the year ended December 31, 2005, amortization of the specialist stock lists was € 5.9 million (2004: € 5.9 million; 2003: € 6.7 million of which € 0.2 million related to discontinued operations). The estimated amortization expense for specialist stock lists for each of the next five years is € 6.2 million per year, determined at the U.S. dollar closing rate of December 31, 2005. The weighted average remaining useful life of the specialist stock lists is 34 years as of December 31, 2005.

As a result of uncertain market conditions and the associated lower profitability, the Company performed an impairment test during the fourth quarter of 2005 of the specialist stock lists acquired in relation to VDM Specialists. The valuations were performed by external independent consultants, in conformity with the rules dictated by Statement of Financial Accounting Standard No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”. An impairment loss, calculated as the difference between the fair value and the carrying amount of the specialist stock lists, is recognized if the sum of the undiscounted cash flows expected to result from the use and eventual disposal of the stock lists is less than the corresponding carrying value. Based on the valuations performed, it was determined that there was no impairment charge necessary for the specialist stock lists of VDM Specialists.

At year-end 2003, due to the closure of the operations of Cohen, Duffy, McGowan, LLC, an impairment charge of € 7.4 million on its specialist stock list was recognized in the Consolidated Statement of Income as part of Net loss from discontinued operations.

9. Exchange Memberships

Van der Moolen Holding N.V. – Notes to the Consolidated Financial Statements (in € millions, except per share data)

In December 2005, the Company sold four of its NYSE memberships for a total consideration of € 12.0 million, on which sale it realized a gain of € 7.4 million that is reflected in Other income in the Consolidated Statement of Income for the year ended December 31, 2005.

For the year ended December 31, 2004, the Company recognized an other-than-temporary impairment loss of € 5.6 million on the value of its New York Stock Exchange memberships.

In 2003, the Company recognized a loss of € 0.9 million on the value of its exchange memberships on the American Stock Exchange and € 0.7 million in relation to its exchange memberships on the Philadelphia Stock Exchange in the Consolidated Statement of Income as part of Net loss from discontinued operations. The Company recognized these 2003 impairment charges following the restructuring and closure of its option activities on these exchanges in December 2003.

10. Other Assets

Other assets at December 31, 2005 and 2004 are comprised of the following:

	December 31,

	2005	2004

	(in € millions)

Income taxes (see Note 12)	€8.9	€11.4
Prepaid pension costs (see Note 15)	6.8	7.4
Fair value of interest rate swap (see Note 14)	-	0.6
Receivable from the sale of NYSE memberships	12.0	-
Other	5.8	5.5

	€33.5	€24.9

Other assets as at December 31, 2005 include receivables from minority partners and employees of VDM Specialists of € 0.2 million (December 31, 2004: € 0.1 million). These receivables are short-term in nature and carry fixed interest rates varying between 5% and 5.75% per annum.

The Company sold four NYSE memberships in December 2005. The proceeds from these sales were received in January 2006.

11. Accounts Payable, Accrued Expenses and Other Liabilities

Accounts payable, accrued expenses and other liabilities at December 31, 2005 and 2004 are comprised of the following:

	December 31,

	2005	2004

	(in € millions)

Other taxes and social security contributions	€0.6	€0.3
Dividends on financing preferred shares	2.9	2.9
Accrued bonuses	1.4	1.0
NYSE/SEC settlement	-	4.4
Capital payable to former partners of VDM Specialists	4.3	6.6
Provisions	4.9	-
Other	19.1	16.8

	€33.2	€32.0

VDM Specialists fully paid the NYSE/SEC settlement in 2005 by means of three quarterly installments of a total of € 4.8 million (the equivalent of $ 6.0 million, if translated at the transaction rate), see Note 23.

Regarding the liability for capital payable to former partners of VDM Specialists, interest is payable based on the interest rate applicable to investments in cash and cash-equivalents. It is anticipated that the liability will be paid within one year after the balance sheet date.

At December 31, 2005, a provision of € 3.0 million was established in respect of the estimated outcome of regulatory proceedings against the

Van der Moolen Holding N.V. – Notes to the Consolidated Financial Statements (in € millions, except per share data)

Company. The final outcome of these regulatory proceedings cannot be gauged with certainty, and the final settlement may differ from the € 3.0 million established as a provision, and such a difference could be material. With respect to other regulatory proceedings and litigation issues described in Note 23, no reliable estimate can be made of the legal or constructive obligation as a result of a past event for which it is probable that the Company will incur an outflow of resources (Note 23).

Pursuant to its operating agreement with minority members, VDM Specialists is required to advance funds to cover the litigation expenses of seven former members and one employee in connection with certain litigation and regulatory inquiries. In April 2006, VDM Specialists entered into fee arrangements with five of the individuals involved, to maximize its obligations with respect to these expenses. In May 2006, two individuals pleaded quilty, and consequently the Company's obligation to advance funds has been extinguished for these two individuals. At December 31, 2005, a provision of € 1.9 million was established in connection with this obligation. This provision has been estimated (amongst others) on the basis of these fee arrangements. The final outcome of this matter cannot be gauged with certainty, and the final amount payable may differ from the estimated amount, and such a difference may be material. The Company's exposure to losses in excess of the estimated amount cannot be reliably estimated at this time.

Capital received by the Company in the amount of € 2.1 million has been classified as Other accrued liabilities, pending the finalization of a new operating agreement by VDM Specialists. An amount of € 4.1 million of Other accrued liabilities relates to accrued interest on subordinated borrowings (2004: € 3.7 million). Further, included in Other accrued liabilities is a deferred gain of € 5.9 million (2004: € 7.4 million) relating to the termination of the swaps that were designated as fair value hedges of some of the Company’s subordinated borrowings. This gain is being credited to interest expense over the remaining lives of the related subordinated borrowings.

In 2005, the Company paid € 0.9 million in relation to severance payments (2004: € 1.3 million, partly relating to discontinued operations).

12. Income Taxes

Deferred tax

Deferred tax assets comprise:

	December 31,

	2005	2004

	(in € millions)

Deferred tax assets
Tax losses carried forward	€14.7	€12.8
Unrealized currency exchange losses	-	5.2
Intangible assets, including goodwill	10.6	4.5
Other	2.4	0.8
Offset of deferred tax liability items	(27.4)	(17.9)

	€0.3	€5.4
Valuation allowance	(0.3)	-

	€-	€5.4

Deferred tax assets are recognized for temporary tax deductible differences and tax loss carry-forwards to the extent that the Company has sufficient temporary taxable differences relating to the same tax authority and the same taxable entity, which will result in taxable amounts against which the temporary tax deductible differences and unused tax losses can be utilized before they expire or that the realization of the related tax benefit through future taxable profits is probable. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

An amount of € 13.1 million out of the total of € 14.7 million relates to U.S. tax losses carried forward with an estimated recovery period of 1 to 6 years. U.S. tax losses may be carry forward for a period of 20 years. The tax loss carried forward mainly originates from the tax losses recognized in the years 2003 and 2004 as a result of the following specific events in those years:

The discontinuation of U.S. Option businesses, resulting in the write-down of associated intangible assets for tax purposes in 2003 and 2004; and

The recognition of the NYSE/SEC settlement for tax purposes in 2004.

At December 31, 2005, a deferred tax asset from the carry forward of taxable losses in the amount of € 0.3 million was subject to a 100% valuation allowance.

Van der Moolen Holding N.V. – Notes to the Consolidated Financial Statements (in € millions, except per share data)

Deferred tax assets of € 10.6 million relate to the impairment of goodwill in the years ended December 31, 2003 and 2005; the asset is amortized on a straight-line basis for tax purposes over a remaining period of about 11 years.

Deferred tax liabilities comprise:

	December 31,

	2005	2004

	(in € millions)

Deferred tax liabilities
Employee benefit plan assets	€2.1	€2.4
Intangible assets and exchange memberships	29.8	21.4
Offset of deferred tax asset items	(27.4)	(17.9)

	€4.5	€5.9

At December 31, 2005, an amount of € 29.4 million out of a total of € 29.8 million relates to temporary taxable differences arising on specialist stock lists, which amount is expected to reverse after 5 years.

Deferred tax liabilities are offset against deferred tax assets if the requirements of SFAS 109 are met. Deferred tax liabilities used for offsetting purposes at December 31, 2005 and 2004 mainly relate to the difference between amortization periods used for tax purposes and those used for accounting for the Company’s intangible assets in the United States.

Income tax

Provision for income taxes consists of the following (bracketed amounts are tax benefits):

	Year Ended December 31,

	2005	2004	2003

	(in € millions)

Current income taxes
Arising in the Netherlands (domestic)	€(13.2)	€1.0	€0.4
Arising outside the Netherlands (foreign)	2.8	(5.3)	(12.5)
Deferred income taxes
Arising in the Netherlands (domestic)	3.4	(8.1)	-
Arising outside the Netherlands (foreign)	(0.4)	10.2	(13.2)
Transfer from Accumulated Other Comprehensive Income	-	(3.0)	-

Total provision for income taxes	€(7.4)	€(5.2)	€(25.3)
Relating to discontinued operations	(0.4)	(4.6)	(13.1)

Total	€(7.0)	€(0.6)	€(12.2)

Taxes are calculated for each individual entity in the Company and are based on the local tax rates. Pretax income from continuing operations is determined by adjusting Income/ (loss) from continuing operations before income taxes with the amount recognized as minority interest. The provision for income taxes includes the taxation expense arising on the Company’s share (excluding the share of minority members) of the taxable profits of the U.S. Limited Liability Corporations (“LLCs”) that are considered transparent for U.S. tax purposes. The minority members in these LLCs are liable for taxation arising on their share of the LLCs’ taxable profits. Income/ (loss) from continuing operations before income taxes includes the fully consolidated results of these LLCs, and consequently the minority interest relating to them reported in the Consolidated Statement of Income represents the share of income before income taxes attributable to minority members. Pretax income from continuing operations can be allocated as follows:

	Year Ended December 31,

	2005	2004	2003

	(in € millions)

(Loss)/ income arising in the Netherlands before tax	(9.1)	0.2	17.0
(Loss)/ income arising outside the Netherlands before tax and
after minority interest	(0.9)	8.3	(63.2)

Total (loss)/ income before taxes and after minority interest from continuing operations	€(10.0)	€8.5	€(46.2)

For the year ended December 31, 2005, the statutory tax rate in the Netherlands is 31.5% (2004: 34.5%; 2003: 34.5%). A reconciliation

Van der Moolen Holding N.V. – Notes to the Consolidated Financial Statements (in € millions, except per share data)

between the statutory tax rate in the Netherlands and the consolidated effective tax rate for the years ended December 31, 2005, 2004 and 2003 from continuing operations is presented in the table below:

	2005	2004	2003

	expense / (benefit)

Statutory tax rate in the Netherlands	(31.5%)	34.5%	(34.5%)
Non taxable income	(4.3%)	(6.6%)	(1.7%)
Non-tax deductible costs	35.7%	40.2%	18.7%
Change in enacted tax rates	8.0%	-	-
Valuation allowance on deferred tax assets	1.7%	-	-
Effect of foreign taxation	0.6%	46.5%	5.2%
Adjustment of prior year accruals	(85.2%)	(100.0%)	-
Tax benefits previously reported in accumulated other
comprehensive income	-	(14.1%)	-
Result of the group’s finance entity	-	-	(12.7%)
Other	5.0%	(7.6%)	(1.4%)

	(70.0%)	(7.1%)	(26.4%)

The percentages shown in the above table are strongly influenced by the level of pretax results.

Disclosures concerning the effective tax rate reconciliation for the year ended December 31, 2005

Non-tax deductible costs

Non-tax deductible costs mainly arise because of foreign exchange losses recognized in the Consolidated Statement of Income that are non-tax deductible as a result of the euro remaining the functional currency of Netherlands based entities for Dutch income tax purposes. Further, the goodwill impairment of € 1.8 million recognized on European Trading entities and certain provisions for litigation expense is not deductible for income tax purposes.

Change in enacted tax rates

In 2005, a change in New York State tax law was enacted. As a result of this enacted change, the tax rate used to tax effect carry forward losses, which originated in 2003 and 2004, decreased, resulting in a tax charge of € 0.8 million recognized in the income statement for the year 2005.

Adjustment of prior year accruals

In 2005, the Company recognized a tax benefit of € 9.0 million in connection with unwinding the Company's financing entity. In 2004, the activities of the Company’s financing entity, Van der Moolen International BV, were partially reduced through the conversion in July and November 2004 of a substantial portion of its inter group loans (advanced to subsidiaries of Van der Moolen) into equity. The inter group loans of this financing entity were, amongst other reasons, reduced to decrease the interest cost of the subsidiaries and in anticipation of the end of the special fiscal regime applicable to Van der Moolen International BV. The Dutch corporate income tax law and the rules applicable under the special fiscal regime do not provide explicit guidance on the treatment of such conversions for corporate tax purposes. As a consequence of this uncertainty, the Company did not recognize a tax benefit in 2004 related to these loan conversions because of the risk that the tax authorities would not agree to such a benefit.

On December 17, 2005, the 2003 corporate income tax return of Van der Moolen International BV was agreed by the tax authorities. In this 2003 return, Van der Moolen International BV reported similar loan conversions. Because of the agreement of the tax authorities to the company’s treatment of the 2003 loan conversions, management determined that it was likely that the tax benefit arising on the 2004 loan conversions could be sustained. Subsequently, on March 18, 2006, the 2004 corporate income tax return was agreed by the tax authorities. Consequently, a non-recurring (non-cash) tax benefit of € 9.0 million has been recognized in the Consolidated Statement of Income for the year ended December 31, 2005. The positive impact on the consolidated effective tax rate from continuing operations for the year ended December 31, 2005 was approximately 90%.

Effect of foreign taxation

The effect of foreign taxation is limited for the year ended December 31, 2005 as a result of the relative small contribution of foreign operations to consolidated pretax results.

Van der Moolen Holding N.V. – Notes to the Consolidated Financial Statements (in € millions, except per share data)

Disclosures concerning the effective tax rate reconciliation of prior years

Results of the group’s financing entity
 In 2004, the impact of the Company's Dutch finance entity on the consolidated effective tax rate was nil, because as a result of the partial unwinding of its financing activities the entity’s income was taxed at the full rate of Dutch corporate taxation. In previous years, the income of this finance entity attracted a reduced rate of corporate taxation. The activities of this finance entity have been reduced in anticipation of the end of a special fiscal regime applicable to the finance entity on December 31, 2007. This partial unwinding of financing activities also resulted in the recognition of a tax benefit of € 2.2 million, which is included in the total tax benefit of € 8.5 million described below. Whilst the benefit of € 2.2 million arose as a consequence of the partial unwinding of financing activities in 2004, it was different in character to the benefit of € 9.0 million recognized in the year 2005 as described above, and therefore the recognition of this benefit of € 2.2 million in 2004 was not subject to any significant uncertainty. The positive impact of the finance entity in 2003 reflects the Dutch fiscal regime then applicable to this Dutch entity.

Non-tax deductible costs
 The impact of non-tax deductible costs on the 2004 consolidated effective tax rate mainly relates to the non-tax deductible goodwill impairment charge relating to European trading activities, and to the non-tax deductible stock option expense recognized in the Consolidated Statement of Income. The impact of non-tax deductible costs in 2003 mainly relates to the non-tax deductible component of the NYSE/SEC settlement recognized in 2003 in the amount of € 18.1 million, and to the non-tax deductible stock option expense.

Effect of foreign taxation
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

Adjustment of prior year accruals
 The provision for income taxes in 2004 includes a tax benefit of € 8.5 million. This tax benefit includes a non-recurring benefit of € 2.2 million arising as a consequence of the partial unwinding of the financing activities of the Company’s finance entity as described above. The non-recurring remainder of € 6.3 million principally arises as a result of the adjustment of amounts accrued in previous years as a result of final tax assessments issued by the tax authorities of the jurisdictions in which the Company operates, the reassessment of applicable tax rates and management’s assessment of residual tax liabilities.

Tax benefits previously reported in accumulated other comprehensive income
 The provision for income taxes in 2004 includes a benefit of € 1.2 million in relation to the change in functional currency. Had the relevant entities not changed their functional currency, this benefit would have been reported in Accumulated Other Comprehensive Income, a component of Shareholders’ equity.

13. Notes Payable

Notes payable at December 31, 2005 and 2004, including their final maturity date, are listed as follows:

	December 31,

	2005	2004

	(in € millions)

Notes payable, 6.25%, due Jan. 28, 2010	€1.7	€2.0
Notes payable LOC, LLC	2.3	3.4

	€4.0	€5.4

As of December 31, 2005 and 2004, an amount of € 1.4 million and € 1.7 million, respectively, of the 6.25% notes payable is repayable after one year, of which € nil and € 0.5 million is due after more than five years.

Notes payable at December 31, 2004 in relation to LOC, LLC were repaid in January 2005 as a result of a refinancing. A new loan was advanced by a commercial bank, and is repayable in four installments, with a final maturity date of January 13, 2009. This new loan bears interest at a rate per annum equal to the Federal Funds Effective Rate increased by 250 basis points. Early repayments on this loan were made in 2005 and the loan was fully repaid in May 2006.

Van der Moolen Holding N.V. – Notes to the Consolidated Financial Statements (in € millions, except per share data)

14. Subordinated Notes

The subordinated notes at December 31, 2005 and 2004, including their final maturity date, are listed as follows:

	December 31,

	2005	2004

	(in € millions)

Subordinated notes, 5.66%, due Dec. 14, 2005	€-	€3.6
Subordinated notes, 8.00%, due Dec. 30, 2005	-	3.7
Subordinated notes, 7.54%, due August 3, 2008	54.9	47.6
Subordinated notes, 7.80%, due August 3, 2011	54.9	47.6
Subordinated notes, 7.11%, due March 1, 2008	25.4	29.3
Subordinated notes, 7.00% payable to minority members of
VDM Specialists on October 31, 2005	-	0.8

Subordinated notes, principal amounts outstanding	€135.2	€132.6
Fair value adjustment arising on qualifying fair value hedge	-	0.6

	€135.2	€133.2

Subordinated Notes as recognized in the Consolidated Statement of Financial Condition increased by € 2.0 million from € 133.2 million at December 31, 2004 to € 135.2 million at December 31, 2005. This increase reflects currency translation effects of € 18.9 million, partly offset by repayments of € 16.3 million and a change in the fair value of qualifying fair value hedges of € 0.6 million, as a result of their termination in June 2005.

At December 31, 2005, all subordinated borrowings are issued by VDM Specialists, are unsecured promissory notes and are denominated in U.S. dollars and subordinated to claims of general creditors of VDM Specialists. These subordinated borrowings are available in computing net capital under the SEC’s uniform net capital rule applicable to VDM Specialists. To the extent that such notes are required for VDM Specialists’ continued compliance with minimum net capital requirements, they may not be repaid.

The following table presents the contractual repayment schedules for the subordinated notes:

	7.11%	7.54%	7.80%
	Subordinated	Subordinated	Subordinated
	Note	Note	Note	Total
	(in € millions)

2006	8.4	18.3	-	26.7
2007	8.5	18.3	11.0	37.8
2008	8.5	18.3	11.0	37.8
2009	-	-	11.0	11.0
2010	-	-	11.0	11.0
2011	-	-	10.9	10.9

Total	25.4	54.9	54.9	135.2

The subordinated notes 7.11% due March 1, 2008, 7.54% due August 3, 2008 and the 7.80% due August 3, 2011 contain certain financial, reporting and other restrictive covenants. Financial covenants relate to, amongst others, compliance with regulatory minimum capital and net liquid asset requirements, Tangible Net Worth and Debt to Total Capitalization. If VDM Specialists ceases to be in compliance with a financial covenant, and the non-compliance is not waived by the holders of the subordinated notes, the entire debt balance becomes repayable within a period of 6 months. At December 31, 2005, VDM Specialists was in compliance with the debt covenants.

During the year ended December 31, 2005, the Company received € 0.3 million in relation to the termination of its interest rate swap agreements (2004: paid € 0.2 million; 2003: received € 13.6 million) that were designated as fair value hedges of its subordinated notes. These interest rate swaps were used to convert the fixed rate subordinated notes 7.11% due March 1, 2008, 7.54% due August 3, 2008 and the 7.80% due August 3, 2011 into floating rate obligations based on the US London Interbank Offer Rate. The gains and losses on the termination of these interest rate swaps are amortized over the remaining life of the related subordinated notes. After the termination in June 2005, the Company did not enter into new interest rate swap agreements. The weighted average effective interest rate for the year ended December 31, 2005 on these subordinated borrowings after hedging activities is 5.5% (2004: 3.8%; 2003: 3.9%) .. This percentage includes the net payments/benefits of the interest rate swaps and the amortization of the deferred gain on the terminated swaps.

Van der Moolen Holding N.V. – Notes to the Consolidated Financial Statements (in € millions, except per share data)

15. Pension and Other Postretirement Benefit Plans

The Company has employee retirement benefit plans in Germany, the United States and the Netherlands.

(a) Retirement benefits - Defined contribution plans

The German subsidiary has a defined contribution plan in place for management team members as well as certain employees. In the United States, the Company sponsors a 401(k) plan covering all eligible full-time employees. Under certain circumstances prescribed by law, the Company may be required to make contributions to this plan. The total annual contribution under these plans during the years ended December 31, 2005, 2004 and 2003 was € 0.2 million, less than € 0.1 million and € 0.1 million, respectively.

(b) Retirement benefits - Defined benefit plans

In the Netherlands, both contributory and non-contributory defined-benefit pension plans exist, covering substantially all (former) employees, including members of the executive board. Plan benefits are based on years of service and compensation levels at the time of retirement. The Dutch plan is a defined benefit mitigated final pay plan (final pay plan until the age of 55 years, thereafter average pay plan)

Under the plan, the employees are entitled to retirement benefits varying between 2% and 2.35% for each year of service as from the age of 25 of the final pensionable base (salary less certain deductions) upon attainment of a retirement age of 59-60. No other post-retirement benefits are provided. The most recent actuarial valuations of plan assets and the present value of the defined benefit obligation were carried out at December 31, 2005 by an independent company of actuaries and advisors. The present value of the defined benefit obligation, and the related current service cost and past service cost, were measured using the projected unit credit method in accordance with U.S. GAAP as defined by SFAS No. 87.

Because of changes in Dutch tax law as of January 1, 2006, certain plan changes were required. Besides a change in retirement age (to 65 years), the pension system will be prospectively changed from a mitigated final pay plan to an average pay plan. Since the decision to change the plan rules was taken in 2006, these changes have not been included in the actuarial valuations with measurement date December 31, 2005. The effect of the plan changes in 2006 will not have a material impact on the Company's financial condition.

(c) Other long-term benefits

Besides the aforementioned post-employment benefit plans, the Company provides for other long-term employee benefits, in particular for certain employees of a former subsidiary of Van der Moolen Holding N.V.

The Company uses a December 31 measurement date for its plans. The information provided below includes funded and unfunded plans. The amounts recognized in the Consolidated Statement of Financial Condition and Consolidated Statement of Income in respect of the Company’s defined benefit retirement plans and other long-term benefits as determined in accordance with U.S. GAAP (as defined by SFAS No. 87, “Employers’ Accounting for Pensions” and SFAS No. 106 “Employers’Accounting for Postretirement Benefits Other Than Pensions”) is specified below.

	December 31,

	2005	2004

	(in € millions)
Projected benefit obligation (funded obligations)	€(18.9)	€(17.5)
Fair value of plan assets	20.7	21.8

Excess of plan assets over funded obligations	€1.8	€4.3
Present value of unfunded obligations	(0.7)	(1.5)
Unrecognized net actuarial loss/ (gain)	5.7	4.6

Prepaid benefit cost	€6.8	€7.4

The total of the present value of funded and unfunded obligations (projected benefit obligation) amounts to € 19.6 million as of December 31, 2005 (December 31, 2004: € 19.0 million)

The change in the projected benefit obligation is as follows:

2005	2004

(in € millions)

Van der Moolen Holding N.V. – Notes to the Consolidated Financial Statements (in € millions, except per share data)

Projected benefit obligation at January 1	€(19.0)	€(18.3)
Service cost	(0.2)	(0.3)
Interest cost	(0.9)	(0.9)
Actuarial (losses)/ gains	(0.3)	(0.2)
Benefits paid	0.8	0.7

Projected benefit obligation at December 31	€(19.6)	€(19.0)

The change in plan assets is as follows:

	2005	2004

	(in € millions)

Fair value of plan assets at January 1	€21.8	€21.6
Actual return on plan assets	0.6	0.3
Employer contributions	-	0.6
Benefits paid	(0.8)	(0.7)
Other	(0.9)	-

Fair value of plan assets at December 31	€20.7	€21.8

	2005	2004

	(in € millions)

Expected return on plan assets	0.8	1.1
Actuarial gain/ (loss)	(0.2)	(0.8)

Actual return on plan assets	€0.6	€0.3

The movement in unrecognized (losses)/ gains is as follows:

	2005	2004

	(in € millions)
Unrecognized (losses)/ gains at January 1	€(4.6)	€(3.8)
Actual (loss)/ gain in year
Actuarial (loss)/ gain on projected benefit obligation	(0.3)	(0.2)
Actuarial (loss)/ gain on plan assets	(1.1)	(0.8)
Loss/ (gain) recognized in period	0.3	0.2

Unrecognized (losses)/ gains at December 31	€(5.7)	€(4.6)

The fair value of plan assets at the balance sheet date is analyzed as follows:

	December 31,

	2005	2004

	(in € millions)
Other assets	€20.7	€21.8

Fair value of plan assets	€20.7	€21.8

The plan assets do not include any of the Company's own financial instruments, nor any property occupied by, or other assets used by, the Company. The expected rates of return on individual categories of plan assets are determined by reference to relevant indices published by a stock exchange. As stated below, the Company's Dutch defined benefit plans are insured with insurance companies. Because of the nature of these insurance contracts, there are no separate asset and investment policies.

The history of the plan for the current and prior period is as follows

	December 31,

	2005	2004

	(in € millions)
Present value of funded and unfunded obligations	€(19.6)	€(19.0)
Fair value of plan assets	20.7	21.8

Van der Moolen Holding N.V. – Notes to the Consolidated Financial Statements (in € millions, except per share data)

Funded status	€1.1	€2.8

(in gains/losses in % of:)	2005	2004

Adverse experience adjustments on plan liabilities	1.4%	0.9%
Adverse experience adjustments on plan assets	5.2%	3.7%

Components of net periodic pension cost for all defined benefit plans and other long-term benefits recorded under employee compensation and benefits in the Consolidated Statements of Income are as follows:

	2005	2004	2003

	(in € millions)
Service cost	€(0.2)	€(0.3)	€(0.4)
Interest cost	(0.9)	(0.9)	(0.8)
Expected return on plan assets	0.8	1.0	1.1
Amortization of transition cost	-	-	0.6
Amortization of actuarial (losses)/ gains	(0.3)	(0.2)	-
Other costs	-	(0.1)	(0.1)

Net periodic pension (cost)/benefit	€(0.6)	€(0.5)	€0.4

Weighted average actuarial assumptions for the Company’s defined benefit pension plans and other long-term benefits are as follows:

	December 31,

	2005	2004	2003
Discount rate	4.25%	4.75%	5.00%
Expected rate of return on plan assets	4.00%	4.00%	5.00%
Rate of salary increase (including expected inflation rate of 2.0%)	3.00%	3.00%	3.50%
Pension increases	none	none	none

Assumptions regarding future mortality experience are based on published statistics, known as 'Collectief '93' (life expectance for a male or female including future expected increase of life expectance), and experience in each territory. The rate of salary increase is determined as an approximate average of the expected inflation rate increase of 2.0% plus individual career increases.

The discount rate used is based on the return on high-quality fixed-income corporate bonds in the market place that have a maturity approximating the terms of the related obligations..

The Company’s Dutch defined benefit plans are insured with insurance companies in the Netherlands. The insurance companies use an expected rate of return on investments of approximately 4%. If the actual rate of return on investments exceeds this expected rate of return described above, the excess is called interest profit and the Company is entitled to a share of the interest profit. The actual rate of return on investments is based on the yield on certain state debentures in the Netherlands.

The accumulated benefit obligation amounts to € 19.1 million as of December 31, 2005 (December 31, 2004: € 18.7 million). The Company expects to contribute € 0.5 million to its pension plans in the Netherlands in the year ending December 31, 2006. The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Pension benefits

(in € millions)

2006	€0.9
2007	0.9
2008	1.0
2009	1.0
2010	0.9

Van der Moolen Holding N.V. – Notes to the Consolidated Financial Statements (in € millions, except per share data)

Years 2011-2015	4.7

16. Shareholders’ Equity

The authorized share capital at December 31, 2005 was 54,000,000 shares with a par value of € 0.08 and 1,200,000 cumulative financing preferred A shares, 1,200,000 cumulative financing preferred B shares, 1,200,000 cumulative financing preferred C shares, 1,200,000 cumulative financing preferred D shares and 1,200,000 cumulative financing preferred E shares with a par value of € 0.60 per share, of which 39,445,477 common shares, 251,000 financing preferred A shares and 391,304 financing preferred B shares have been issued. Additionally, authorized share capital includes 13,200,000 preferred shares with a par value of € 0.60, none of which have been issued.

Each outstanding common share carries one vote. Each financing preferred A share and each financing preferred B share, both with a nominal value of €0.60 each, carries 7.5 votes.

As of December 31, 2005, the Company had repurchased 102,182 common shares for an amount of € 2.4 million to cover its obligations under the stock option plan (unchanged compared to December 31, 2004). These shares carry no voting or dividend rights.

The cumulative financing preferred shares are not mandatorily redeemable. The cumulative financing preferred A shares have a cumulative dividend that is calculated on the basis of a dividend percentage equal to the average effective yield on three government bonds, the remaining term of which to the extent possible equals 10 years, increased by 100 basis points to be rounded up to whole cents. The profit basis (the dividend is equal to the profit basis times the dividend percentage) of the financing preferred A shares is equal to the issuance rate of the financing preferred A shares issued on January 16, 1997, being € 40.21 per share. The dividend for the year 2005 amounts to € 0.7 million (amount unchanged compared to 2004). The dividend percentage is re-established each 10 year period; the next time on January 16, 2007.

The cumulative financing preferred B shares have a cumulative dividend that is calculated on the basis of a dividend percentage equal to the calculated average, over the last five stock exchange days prior to the day of payment, of the effective yield on government bonds with a (remaining) term of 6 to 7 years and 7 to 8 years (as calculated by the Centraal Bureau voor de Statistiek and published in the Officiële Prijs Courant of Euronext Amsterdam) increased by 175 basis points, rounded up to whole cents, and being distributed in cash. The profit basis is equal to the issuance rate of € 104.37 per share. The dividend for the year 2005 amounts to €2.2 million (amount unchanged compared to 2004). The dividend percentage is re-established each 7 year period; the last time being on December 31, 2005. For details of this reset of the dividend percentage, see Note 26 “Subsequent events”.

The effective interest rates for the year ended December 31, 2005 were as follows:

  Cumulative financing preferred A shares 6.74%
  Cumulative financing preferred B shares 5.52%

On May 1, 2001, Van der Moolen Holding N.V. amended its articles of association to provide for the future issuance of preferred shares to a foundation called Stichting Van der Moolen Holding (“Stichting”). The Stichting’s object is to safeguard the interests of Van der Moolen Holding N.V. and its subsidiaries in the event of, for instance, a hostile takeover, by acquiring and managing the preferred shares of Van der Moolen Holding N.V. and by exercising the rights attaching to those shares, in particular the voting rights. Van der Moolen Holding N.V. entered into an agreement with the Stichting pursuant to which the Stichting has been granted a call option right allowing it to acquire up to the number of preferred shares of which the aggregate par value is equal to the aggregate par value of the total number of common and cumulative financing preferred shares of Van der Moolen Holding N.V. outstanding.

See Note 26 “Subsequent events” for details in respect of the issuance of shares in relation to the acquisition of all shares in Curvalue Beheer B.V. on January 2, 2006 and dividends declared over the year 2005.

17. Related Party Transactions

On December 31, 2005, Fortis Utrecht NV held a 6.3% ownership interest in the Company (December 31, 2004: 6.4%) . Affiliates of this entity also act as a clearing organization for the Company. These services are provided on an arm’s length basis. On December 31, 2005, Ducatus BV held a 5.0% ownership interest in the Company (December 31, 2004: 5.1%) . This Company provides no other services to the Company. Reference is made to Note 26 “Subsequent events” for the impact on major shareholders of the Company as a result of the acquisition of Curvalue Beheer BV in January 2006.

VDM Specialists leases exchange memberships from its employees and minority members through operational lease agreements. The leases

Van der Moolen Holding N.V. – Notes to the Consolidated Financial Statements (in € millions, except per share data)

are based on NYSE published lease rates at the date of renewal and amounted to € 0.5 million in 2005 (2004: € 2.3 million; 2003: € 2.5 million). All these amounts are at arm's length and are included in Lease of exchange memberships in the Consolidated Statement of Income.

The Company is required to pay minority members of VDM Specialists a fee relating to exchange memberships contributed for use. This fee is based on the market value of the exchange memberships and amounted to € 0.2 million during the year ended December 31, 2005 (2004: € 1.0 million; 2003: € 2.8 million). These amounts are included in Interest expense.

During 2004, Mr. James Cleaver, Jr, a former member of the Executive Board, held a 1.0% partnership interest in VDM Specialists. This interest was relinquished in December 2004, when Mr. Cleaver retired. The profit share relating to this partnership interest in VDM Specialists (including interest on capital balances) for the year ended December 31, 2004 amounted to € 0.3 million. At December 31, 2005, Mr. Cleaver, although a terminated member, has capital contributed to VDM Specialists of € 0.9 million in respect of which he received interest in the amount of € 0.1 million in 2005. Further, the Company leases an exchange membership from Mr. Cleaver, for which he received payments of € 0.1 million in 2005 (2004: € 0.2 million; 2003: € 0.3 million).

Minority members of VDM Specialists act as employees of this entity and hence receive salaries, bonuses and related compensation, in respect of which during 2005 € 9.3 million has been charged to the Consolidated Statement of Income (2004: € 9.5 million; 2003: € 9.7 million). In addition, minority members received interest on their capital accounts of € 1.3 million in 2005 (2004: € 2.1 million; 2003: € 2.5 million).

Individual members of the Management Committee of VDM Specialists received remuneration including interest on their capital accounts of in total € 1.6 million for the year ended December 31, 2005. This amount includes base salaries of € 0.5 million, bonuses of € 0.9 million, interest on capital accounts of € 0.2 million and other short-term benefits of less than € 0.1 million. Further, an amount of € 0.5 million was allocated to them for their share in the profits of VDM Specialists.

See Note 7 “Loans Receivable” for loans receivable due from Curvalue Beheer B.V.

See Note 11 “Accounts Payable, Accrued Expenses and Other Liabilities” for liabilities due to former and new partners of VDM Specialists.

See Note 14 “Subordinated Notes” for subordinated borrowings granted by minority members of VDM Specialists.

See Note 23 “Commitments and Contingent Liabilities” for guarantees issued in relation to related parties.

18. Stock Option Plans

The Company’s employee stock option plan was terminated at the beginning of 2003. At the end of 2005, current and former employees retained options exercisable into common shares as a result of distributions in prior years. These options have various economic lives of four, five and ten years. The exercise of employee options is regulated, so that the Company can ensure its compliance with insider trading statutes. As of December 31, 2005, (former) members of the Executive Board and current and former employees held a total of 627,005 options on the common shares of Van der Moolen Holding NV (1,108,905 at the end of 2004; 1,849,080 at the end of 2003).

The Company has stock option plans in the Netherlands, the United Kingdom, the United States and Germany. Stock options were granted under each plan with an exercise price equal to or higher than the market value of the underlying stock. These options granted were immediately exercisable, with the exception of the options granted to employees of Van der Moolen Equities Ltd, which may not be exercised for a period of three years from the date of grant. The vesting period of option rights is three years, during which time the relevant employee must remain employed with the Company. If employees cease to be employed by the Company, their unexercised options are generally forfeited. Further, any options exercised during the vesting period are subject to a forfeiture of 80% of any benefits derived from the exercise of options, less taxation if any. The Executive Board must approve any exceptions to this policy. Van der Moolen began to repurchase its shares at the beginning of 2003, in order to cover its obligations under its employee option plan. It had repurchased 102,182 common shares by the end of 2005 (Note 16).

The following table summarizes the option activity for the year ended December 31, 2005:

Van der Moolen Holding N.V. – Notes to the Consolidated Financial Statements (in € millions, except per share data)

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life in Years	Range of Exercise Prices	Weighted Average Fair Value at Grant Date

Outstanding at January 1, 2005	22,500	€16.17	4.92	€16.17	€4.63
Outstanding at January 1, 2005	250,205	€21.06	2.96	€21.00-24.79	€7.12
Outstanding at January 1, 2005	836,200	€30.78	1.42	€27.30-35.22	€7.37
Expired	(278,400)	€30.99	-	€27.30-35.22	€7.66
Forfeited	(64,125)	€21.00	1.96	€21.00-24.79	€7.13
Forfeited	(139,375)	€32.30	0.33	€27.30-35.22	€7.08

Outstanding at December 31, 2005	22,500	€16.17	3.92	€16.17	€4.63
Outstanding at December 31, 2005	186,080	€21.08	1.96	€21.00-24.79	€7.11
Outstanding at December 31, 2005	418,425	€30.13	0.81	€27.30-31.45	€7.27

Total outstanding at December 31, 2005	627,005	€26.94	1.26	€16.17-31.45	€7.13

Exercisable options	627,005	€26.94	1.26	€16.17-31.45	€7.13

The following table summarizes the option activity for the year ended December 31, 2004:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life in Years	Range of Exercise Prices	Weighted Average Fair Value at Grant Date

Outstanding at January 1, 2004	236,125	€16.61	1.35	€16.17-20.95	€4.76
Outstanding at January 1, 2004	310,375	€21.07	3.96	€21.00-24.79	€7.11
Outstanding at January 1, 2004	1,302,580	€30.98	2.24	€27.30-35.22	€7.28
Expired	(213,625)	€16.65	-	€16.17-20.80	€4.77
Expired	(177,630)	€33.81	-	€33.81	€6.89
Forfeited	(60,170)	€21.13	2.96	€21.00-24.79	€7.10
Forfeited	(288,750)	€29.82	1.50	€27.30-35.22	€7.26

Outstanding at December 31, 2004	22,500	€16.17	4.92	€16.17	€4.63
Outstanding at December 31, 2004	250,205	€21.06	2.96	€21.00-24.79	€7.12
Outstanding at December 31, 2004	836,200	€30.78	1.42	€27.30-35.22	€7.37

Total outstanding at December 31, 2004	1,108,905	€28.29	1.84	€16.17-35.22	€7.26

Exercisable options	1,086,030	€28.44	1.82	€16.17-35.22	€7.26

The following table summarizes the option activity for the year ended December 31, 2003:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life in Years	Range of Exercise Prices	Weighted Average Fair Value at Grant Date

Outstanding at January 1, 2003	350,575	€17.09	1.89	€16.17-20.95	€4.17
Outstanding at January 1, 2003	358,750	€21.06	4.96	€21.00-24.79	€7.12
Outstanding at January 1, 2003	1,599,280	€31.17	3.22	€27.30-35.22	€7.32
Expired	(110,250)	€18.16	-	€18.11-18.17	€4.61
Forfeited	(52,575)	€20.61	3.72	€16.17-21.00	€6.93
Forfeited	(296,700)	€31.99	2.13	€27.30-35.22	€7.49

Outstanding at December 31, 2003	236,125	€16.61	1.35	€16.17-20.95	€4.76

Van der Moolen Holding N.V. – Notes to the Consolidated Financial Statements (in € millions, except per share data)

Outstanding at December 31, 2003	310,375	€21.07	3.96	€21.00-24.79	€7.11
Outstanding at December 31, 2003	1,302,580	€30.98	2.24	€27.30-35.22	€7.28

Total outstanding at December 31, 2003	1,849,080	€27.48	2.41	€16.17-35.22	€6.93

Exercisable options	1,789,955	€27.51	2.38	€16.17-35.22	€6.91

The premium paid by Messrs Böttcher and Dorjee, former members of the Executive Board, for options granted to them in 2002 of € 86,000 each has, with the approval of the Remuneration Committee, been repaid to them, in conformity with the new employment contracts they obtained in 2003. This is in line with the Company’s former policy to grant options free of payments to employees. For the years ended December 31, 2005, 2004 and 2003, the Company recognized a stock option expense of € 0.1 million, € 0.5 million and € 4.7 million, respectively.

The fair value of the options granted is calculated on the date of the grant using the Black-Scholes option-pricing model. No stock options were granted during the three year period ended December 31, 2005. The weighted average assumptions used for grants made in 2002 are as follows:

2002

Dividend yield	3.5%
Expected volatility	50%
Risk-free interest rate	3.60%
Expected option life	3 years

19. (Loss)/ earnings Per Share

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

For purposes of calculating (diluted) earnings (loss) per share, net income (loss) attributable to common shares is adjusted for the dividend on financing preferred shares. During the years under review, the Company had one category of dilutive potential common shares: shares issuable on exercise of share options granted to employees. For these share options, a calculation is made to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company’s shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares so calculated is compared with the number of shares that would have been issued assuming the exercise of the share options. The dilutive effect of share options is nil for all years under review as a result of share option exercise prices being higher than the average annual market share price; hence diluted earnings per share is equal to basic earnings per share.

	Year ended December 31,

	2005	2004	2003

	(in € millions, except per share data)
Basic (loss)/ earnings per Share:
Net loss	€(3.1)	€(9.0)	€(58.6)
Less: Financing preferred shares dividends	(2.9)	(2.9)	-

Net loss attributable to common shareholders	€(6.0)	€(11.9)	€(58.6)

Weighted average number of common shares in issue	39,031,219	38,078,411	37,797,329
Basic loss per share	€(0.15)	€(0.31)	€(1.55)
Of which related to discontinued operations	€-	€(0.47)	€(0.65)
Basic (loss)/earnings per share from continuing operations	€(0.15)	€0.16	€(0.90)

Diluted Earnings (loss) per Share:

Van der Moolen Holding N.V. – Notes to the Consolidated Financial Statements (in € millions, except per share data)

Net loss attributable to common shareholders	€(6.0)	€(11.9)	€(58.6)

Weighted average number of common shares in issue	39,031,219	38,078,411	37,797,329
Dilutive effect of stock options	-	-	-

Diluted weighted average number of common shares
outstanding	39,031,219	38,078,411	37,797,329

Diluted loss per share	€(0.15)	€(0.31)	€(1.55)
Of which related to discontinued operations	€-	€(0.47)	€(0.65)
Diluted (loss)/earnings per share from continuing operations	€(0.15)	€0.16	€(0.90)

20. Segmental Information

In 2005, the Company has three main segments: VDM Specialists, European Trading and Holding and Unallocated. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on the income from operations before amortization and impairment of intangible assets, tax and finance charges by segments and by the underlying business units comprising these segments. Financial information of each subsidiary is reviewed on a monthly basis. In 2005, 2004 and 2003, the only subsidiary representing more than 10% of the revenues of the Company was VDM Specialists.

The following table summarizes segment information for the year ended December 31, 2005 (excluding discontinued operations, which is presented in Note 3):

	VDM Specialist	European Trading	Holding and unallocated	Total

	(in € millions)

Revenues
Specialist activities	€67.9	€-	€-	€67.9
Proprietary trading/ market making activities	0.2	21.9	-	22.1
Commissions	21.6	0.5	-	22.1
Net interest income from stocklending activities	0.1	-	-	0.1

Total	€89.8	€22.4	€-	€112.2

Corporate costs (excluding amortization and impairment of
intangible assets) 1)	€54.8	€21.3	€8.9	€85.0
Amortization and impairment of intangible assets 2)	23.5	1.8	-	25.3
Income/ (loss) from continuing operations	11.5	(0.7)	(8.9)	1.9
Segment assets	541.0	96.6	118.1	755.7
Segment goodwill	35.2	-	-	35.2
Segment other intangibles	211.2	-	0.2	211.4
Additions to long-lived assets	2.0	0.4	0.3	2.7

1) Corporate costs of VDM Specialists include an amount of € 4.9 million in connection with provisions. See Note 11..
2) Impairment of intangible assets amounting to € 17.6 million relates to goodwill of VDM Specialists and € 1.8 million relates to goodwill of the segment
European Trading.

The following table summarizes segment information for the year ended December 31, 2004 (excluding discontinued operations, which are presented in Note 3):

VDM Specialists	European Trading	Holding and unallocated	Total

(in € millions)

Van der Moolen Holding N.V. – Notes to the Consolidated Financial Statements (in € millions, except per share data)

Revenues
Specialist activities	€71.1	€-	€-	€71.1
Proprietary trading/ market making activities	1.0	22.4	-	23.4
Commissions	23.9	0.7	-	24.6
Net interest income from stocklending activities	3.6	-	-	3.6

Total	€99.6	€23.1	€-	€122.7

Corporate costs (excluding amortization and impairment of
intangible assets)	€56.0	€21.3	€5.5	€82.8
Amortization and impairment of intangible assets 1)	5.9	8.2	-	14.1
Impairment of other assets	2.2	-	3.4	5.6
Income/ (loss) from continuing operations	35.5	(6.4)	(8.9)	20.2
Segment assets	1,093.9	157.7	83.8	1,335.4
Segment goodwill	45.8	1.8	-	47.6
Segment other intangibles	187.2	-	-	187.2
Additions to long-lived assets	0.3	0.5	0.3	1.1
1) Impairment of intangible assets amounting to € 8.2 million relates to goodwill of the segment European Trading.

Van der Moolen Holding N.V. – Notes to the Consolidated Financial Statements (in € millions, except per share data)

The following table summarizes segment information for the year ended December 31, 2003 (excluding discontinued operations, which are detailed in Note 3):

	VDM Specialists	European Trading	Holding and unallocated	Total

	(in € millions)

Revenues
Specialist activities	€100.8	€-	€-	€100.8
Proprietary trading/ market making activities	1.7	23.0	-	24.7
Commissions	27.2	0.9	-	28.1
Net interest income from stock lending activities	3.4	-	-	3.4

Total	€133.1	€23.9	€-	€157.0

Corporate costs (excluding amortization and impairment of
intangible assets) 1)	€112.6	€20.1	€10.6	€143.3
Amortization and impairment of intangible assets 2)	34.1	21.5	-	55.6
Loss from continuing operations	(13.6)	(17.7)	(10.6)	(41.9)
Segment assets (excluding held-for-sale assets)	2,011.3	206.9	175.1	2,393.3
Segment goodwill	49.4	10.0	-	59.4
Segment other intangibles	208.1	-	-	208.1
Additions to long-lived assets	1.0	0.4	0.4	1.8

1)	Corporate costs of VDM Specialists include € 45.7 million in respect of the NYSE/SEC settlement; See Note 23.
2)	Impairment of intangible assets amounting to € 27.7 million relates to goodwill of VDM Specialists and € 21.5 million relates to goodwill of the segment European Trading.

Enterprise Wide Disclosures

Revenues from continuing operations attributed to the Company’s country of domicile (the Netherlands) and to the other countries in which the Company’s subsidiaries operate are as follows:

	2005	2004	2003

	(in € millions)

United States	€89.8	€99.6	€133.1
The Netherlands	6.1	10.6	11.8
Germany	9.3	7.0	7.5
United Kingdom	7.0	5.5	4.6

Total revenues	€112.2	€122.7	€157.0

The Company’s assets mainly comprise assets in the United States of America.

21. Fair Value of Financial Instruments

The following section summarizes the methods and assumptions used by the Company, by financial instrument, in estimating fair value:

Assets and liabilities for which fair value approximates carrying value: The fair values of certain financial assets and liabilities carried at cost, including cash and cash equivalents, receivables and payables from and to clearing organizations and other professional parties and accounts payable, accrued expenses and other liabilities, approximate fair value due to their short-term nature.

Securities and trading liabilities: Fair values of trading assets, securities available for sale and trading liabilities are the amounts recognized in the Consolidated Statements of Financial Condition, which are based on market prices, where available. If quoted prices are not available, fair values are determined based on quoted market prices of comparable instruments.

Stock borrowed and loaned: Stock borrowed and loaned is stated at contract value, which approximates fair value.

Notes receivable: Notes receivable are net of specific provisions for impairment. The carrying value approximates fair value.

Short-term borrowings and notes payable: The carrying value of short-term borrowings and notes payable approximates fair value due to the fact that interest rates are comparable with market rates.

Van der Moolen Holding N.V. – Notes to the Consolidated Financial Statements (in € millions, except per share data)

Subordinated notes: The subordinated notes bear market rates of interest, and their carrying amounts are reasonable estimates of their fair value.

22. Derivatives and Risk Management

The Company enters into interest rate and foreign exchange derivative contracts in connection with its balance sheet management activities, which involve the management of interest rate and foreign exchange rate risk, and trading activities. These derivative contracts involve, to varying degrees, credit risk and market risk. Market risk is the risk that a change in the level of one or more market factors, such as interest rates, indices, volatilities, correlations, or other factors will result in losses for a specified position or portfolio. Credit risk represents the loss that the Company would incur if a counterparty fails to perform its contractual obligation to the Company. In managing derivative credit risk, both the current exposure, which is the replacement cost of contracts on the measurement date, as well as an estimate of the potential change in value of contracts over their remaining lives are considered. Where possible, to minimize credit risk, the Company enters into legally enforceable netting arrangements, which reduce risk by permitting the settlement and netting of transactions with the same counterparty upon occurrence of certain events. All option trading is conducted on recognized exchanges. With respect to the Company’s option trading activities, the Company’s clearing brokers, through industry clearing organizations, act as the counterparty and therefore bear the risk of delivery to and from counterparties. Derivative contracts are reported on a net-by-counterparty basis on the Company’s Consolidated Statements of Financial Condition where it is determined a legal right of setoff exists under an enforceable netting agreement. The majority of the Company’s derivatives are entered into for trading purposes and the accounting treatment was not materially affected by the adoption of SFAS 133 as of January 1, 2001.

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

The Company’s qualifying fair value hedges relate to interest rate swaps used to modify exposure to interest rate risk by converting fixed rate debt into a floating rate. All changes in the fair value of the derivative and changes in the fair value of the hedged item have been included in earnings consistent with the classification of the hedged transaction, in Interest expense, net. These interest rate swaps were terminated in June 2005. The fair value of interest rate swaps designated as qualifying fair value hedges, determined in accordance with the Company’s netting policy, was € nil at December 31, 2005 (December 31, 2004: € 0.6 million; December 31, 2003: € 0.4 million negative).

(a) Market risk arising from trading activities
Market risk is the risk that price changes could affect the value of the equity, option or bond positions that arise from normal trading activity. Market risk increases when markets move sharply and volatility increases. The management of market risk is primarily based at each of the Company’s operating units, with central oversight, analysis and formation of risk policy based at the Company’s headquarters. Except for VDM Specialists, the central risk control department establishes, in consultation with the Executive Board and the management of the operating units, specific maximum risk levels to which the operating units must adhere, monitors compliance with those limits and reports the risk profile of the Company directly to the Executive Board on a daily basis. With respect to VDM Specialists, the first line of responsibility for risk management is with staff that is present on the floor of the New York Stock Exchange throughout trading hours.

(b) Currency risk
The Company is affected by a number of currency risks:

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

The Company’s policy is to:

  mitigate, where economically appropriate, the effect of currency fluctuations that will result in volatility in the Company’s Statement of Income, as reported under International Financial Reporting Standards; and
  hedge cash in- and outflows in various currencies to mitigate their possible translation effect on the Company’s liquidity position. Changes in valuation that result from translation into the Company’s presentation currency will, in principle, not be hedged.

Van der Moolen Holding N.V. – Notes to the Consolidated Financial Statements (in € millions, except per share data)

In addition to these considerations, a number of the Company’s operating units run currency exposure risks in the normal course of their trading activities. These exposures are hedged when incurred, amongst others by using foreign currency derivative contracts that are accounted for as derivatives used for trading purposes.

(c) Interest rate risk
The Company uses external debt instruments for financing its operations, including the capital and liquidity requirements of exchanges. The Company's interest risk policy is designed to match the financing instruments used to the risk profile of the underlying assets. Adjustment of this risk profile can be accomplished by the use of interest rate swaps. Until June 2005, VDM Specialists used interest rate swaps to swap the fixed interest rate exposure on its subordinated borrowings into floating rate exposure. As a result of developments in US dollar interest rates, these swaps were terminated in June 2005.

(d) Credit risk
Credit risk that could result from counterparties defaulting is limited for the Company’s operations that operate on regulated exchanges, since the settlement risk is essentially transferred to recognized clearing organizations. Excess cash and cash equivalents are invested in short-term money market instruments. The Company minimizes the related credit risk by following strict policies governing its choice of counterparties.

(e) Liquidity risk
Liquidity risk relates to the Company’s capacity to finance security positions and liquidity requirements of exchanges and clearing utilities. The Company’s financial resources, relative to its capital employed, and the liquid nature of most of the instruments traded, limit this risk. In addition, the Company maintains a credit facility with a commercial bank. The Company budgets cash flows on a rolling twelve-month basis. Cash flow and available cash positions are monitored daily, and when appropriate, these budgets are adjusted accordingly.

(f) Compliance, Legal and Operational risks
The Company and its subsidiaries, and the business segments in which they are active, operate under significant regulatory and legal obligations in both the United States and Europe, imposed by (local) governments and securities regulators. The legal and regulatory obligations under which the Company’s subsidiaries operate relate, among other things, to their financial reporting, their trading activities, capital requirements and the supervision of their employees. Failure to fulfill legal or regulatory obligations can lead to fines, censure or disqualification of management and/or staff and other measures that could have negative consequences for the Company’s activities and financial performance. Certain violations could result in them losing their trading permissions. If that were to occur, the Company would lose its ability to carry out a portion of its existing activities, which could have a material effect on the Company’s financial position, net profit and cash flows.

See Note 23 for an overview of pending regulatory and litigation matters.

23. Commitments and Contingent Liabilities

Regulatory Proceedings and Litigation

VDM Specialists USA, LLC

Specialist Trading Investigations
On March 30, 2004, we announced a settlement with the New York Stock Exchange and the SEC with respect to charges resulting from an investigation of trading practices at several specialist firms, including VDM Specialists. The settlement, which was agreed on the basis of no admission or denial, was entered into in connection with alleged violations of Section 11(b) of the Exchange Act, and rules promulgated under the Exchange Act concerning New York Stock Exchange specialist trading, including the requirement that a specialist maintain a fair and orderly market, and violations of Section 15(b)(4)(E) of the Exchange Act, including failure to supervise with respect to certain transactions in which one or more of our employees allegedly violated Section 10(b) of the Exchange Act including Rule 10b-5. Pursuant to the settlement, and without admitting or denying any wrongdoing, we announced that VDM Specialists would pay a total of $57.7 million in restitution to customers and civil penalties for certain trades that occurred during the five year period from 1999 to 2003. Of the total agreed restitution and civil penalties, $34.9 million represented restitution and $22.8 million represented civil penalties. The full amount of the restitution payment was paid within ten days of the date of settlement. We agreed with the SEC to pay the $22.8 million in civil penalties on an installment basis, with the first installment of $10.8 million made within ten days of the date of settlement and $2.0 million paid every three months thereafter until all penalties have been paid in full. The remainder of the installments of $6.0 million, due at December 31, 2004, was paid in 2005. On March 30, 2004, four of the other largest New York Stock Exchange specialist firms also settled the investigation concerning their specialist trading activities during the 1999 to 2003 period. The SEC, the New York Stock Exchange and the Department of Justice continue to investigate the conduct of certain present and former employees of VDM Specialists.

Van der Moolen Holding N.V. – Notes to the Consolidated Financial Statements (in € millions, except per share data)

On April 12, 2005, seven former employees of VDM Specialists were indicted for securities fraud and conspiracy to commit securities fraud. Also on April 12, 2005, the SEC commenced civil proceedings against these seven former employees of VDM Specialists, as well as another employee of VDM Specialists who was not indicted. The NYSE has also brought charges against these former employees of VDM Specialists. Van der Moolen Holding N.V. and VDM Specialists are cooperating fully with the New York Stock Exchange and the SEC, as and when requested, in connection with these investigations. Of the seven indicted former VDM employees, two pleaded guilty to securities fraud on May 12, 2006, the trial of the two others began in U.S. district court in New York on June 14, 2006, and trials of the remaining three may take place one after another following the conclusion of the first trial. It is not possible to anticipate at this time whether or not such future trials will occur, the length of any such trial, or the outcomes of such trials.

In April 2006, VDM Specialists entered into fee agreements with five of the aforementioned seven indicted former employees thereby setting a maximum on the amounts of the company’s indemnification of legal fees and expenses for these five individuals pursuant to Section 5.5 of the company’s Operating Agreement. See under "Legal Fees" for further comments.

In re New York Stock Exchange Specialists Securities Litigation
In the fourth quarter of 2003, four putative class actions were filed with the U.S. District Court for the Southern District of New York against VDM Specialists and other New York Stock Exchange specialist firms. On March 11, 2004, a similar suit, which was brought by an individual plaintiff who was not purporting to represent a class, was filed in the U.S. District Court for the Southern District of New York. One of the class actions and the individual suit also name the New York Stock Exchange and Van der Moolen Holding N.V. as defendants. Each of these five actions was filed on behalf of plaintiffs who allege that the defendants violated U.S. federal securities law by conducting improper trading activity to the detriment of pending customer orders. The actions were filed on the grounds of the alleged trading violations that were the subject of the New York Stock Exchange and SEC investigation mentioned above. The actions seek unspecified restitution and damages. On May 27, 2004, the U.S. District Court for the Southern District of New York entered an order consolidating the four class actions and the individual action, appointing lead plaintiffs, and directing that a consolidated amended complaint be filed within 45 days. The co-lead plaintiff filed an amended consolidated complaint on September 16, 2004 (In re NYSE Specialists Securities Litigation, No. 03-8264 (S.D.N.Y.)).

On November 16, 2004, Van der Moolen Holding N.V., VDM Specialists, and the other New York Stock Exchange specialist firms moved to dismiss the amended consolidated complaint. On December 15, 2005, the court granted in part and denied in part the motion to dismiss, thereby allowing plaintiffs’ claims to go forward against Van der Moolen Holding N.V., VDM Specialists, and the other specialist firms. Van der Moolen Holding N.V. and VDM Specialists answered the complaint on February 23, 2006.

No class has yet been certified. Documents requests have been served on Van der Moolen Holding N.V., VDM Specialists and other defendants, and discovery commenced in June 2006. We believe that Van der Moolen Holding N.V. and VDM Specialists have substantial defenses to this litigation.There can be no assurance, however, as to the outcome or timing of the resolution of these proceedings and actions. The range of reasonably possible losses, which cannot be reliably estimated by us, could include determinations and judgments against us or settlements that could require substantial payments by us, all of which could have a material adverse effect on our financial condition, results of operations and cash flows.

In re Van der Moolen Holding N.V. Securities Litigation
On October 20, 2003, a plaintiff, who purported to represent holders of our ADRs, filed a class action on their behalf in the U.S. District Court for the Southern District of New York against Van der Moolen Holding N.V. and the members of our executive board during the relevant period. The plaintiff alleged that defendants violated U.S. federal securities law by failing to disclose the alleged trading activity at issue in the NYSE Specialists litigation and the New York Stock Exchange and SEC investigations into NYSE specialist trading activity. On April 14, 2004, the Court entered an order designating co-lead plaintiffs. On July 9, 2004, co-lead plaintiffs filed an amended complaint seeking unspecified damages. On September 14, 2004, co-lead plaintiffs filed a Second Amended and Consolidated Class Action Complaint (In re Van der Moolen Holding N.V. Securities Litigation, No. 03-8284 (S.D.N.Y.)), also naming VDM Specialists as a defendant. On November 22, 2004, Van der Moolen Holding N.V., VDM Specialists and the individual defendants moved to dismiss the complaint. On December 15, 2005, the Court granted in part and denied in part defendants’ motion to dismiss. Van der Moolen Holding N.V., VDM Specialists and the individual defendants answered the complaint on February 17, 2006.

No class has yet been certified. Discovery commenced in May 2006. We believe that defendants have substantial defenses to this litigation. There can be no assurance, however, as to the outcome or timing of the resolution of these proceedings and actions. The range of reasonably possible losses, which cannot be reliably estimated by us, could include determinations and judgments against us or settlements that could require substantial payments by us, all of which could have a material adverse effect on our financial condition, results of operations and cash flows.

Van der Moolen Holding N.V. – Notes to the Consolidated Financial Statements (in € millions, except per share data)

Other
On February 22, 2005, the New York Stock Exchange advised VDM Specialists that it is conducting an investigation into the possibility that (i) employees of VDM Specialists submitted or caused to be submitted, misleading or inaccurate floor official approvals during the period from September 2002 through August 2003, and (ii) VDM Specialists and/or certain supervisory employees may have failed to discharge their responsibility in supervising the firm’s floor employees. The outcome or a range of outcomes of this investigation cannot be predicted at this time.

Legal Fees
In 2005, VDM Specialists incurred € 5.7 million in legal fees in relation to regulatory proceedings and litigation that is included in General and administrative expenses in the Consolidated Statement of Income (2004: € 4.0 million; 2003: € 1.3 million). Pursuant to Section 5.5 of its operating agreement with minority members, VDM Specialists is required to advance funds for actual litigation expenses incurred by various present and former members and employees in connection with litigation and regulatory inquiries. All such advances have been included in the aforementioned amount and are recognized as expenses in the Consolidated Statement of Income. In 2005, an amount of approximately € 4.6 million was recognized in respect of such advances (2004: € 0.7 million; 2003: nil). Reference is made to Note 11 for details of a provision of € 1.9 million established at December 31, 2005. There can be no assurance that further legal fees over and above this provision will not arise, and such expenses could be material.

Stock Lending
In late 2004, the New York Stock Exchange requested documents and interviews with certain employees of VDM Specialists’ stock lending department. On January 14, 2005, VDM Specialists terminated two senior members of its stock lending department for violations of the firm’s policies and their terms of employment. On February 11, 2005, we disclosed that the New York Stock Exchange was conducting an inquiry into broker-dealer stock lending practices, focusing on transactions involving finders, including transactions carried out by VDM Specialists’ stock lending department. Also on February 11, 2005, based on the existence of this New York Stock Exchange inquiry and the results of VDM Specialists’ own internal inquiry, Van der Moolen Holding N.V. announced that VDM Specialists was closing its stock lending business. At the time when VDM Specialists closed its stock lending business, New York Stock Exchange rules did not expressly bar the payment of reasonable fees to legitimate finders of securities in connection with a member firm’s stock lending activity, although certain broker-dealers had adopted policies prohibiting such payments.

On May 26, 2005, the SEC issued a subpoena duces tecum requesting the production of certain documents concerning VDM Specialists’ stock loan business, which VDM Specialists answered.

While we cannot predict with certainty the outcome of the inquiry of the New York Stock Exchange, which will be subject to the approval of the New York Stock Exchange's board, we are actively engaged in discussions with the staff of the New York Stock Exchange. The range of further possible losses cannot be reliably estimated at this time.

The Audit Committee has reviewed the findings of the internal inquiries described above, and in the light of these findings and the steps taken by management is satisfied that appropriate remedial action has been taken. The stock lending activities of VDM Specialists contributed less than €0.1 million to 2005 net income (2004: €0.6 million; 2003: €0.6 million).

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

Van der Moolen Holding N.V. – Notes to the Consolidated Financial Statements (in € millions, except per share data)

Last Atlantis Capital et al. vs Chicago Board Options Exchange et al.
On January 20, 2004, five entities who allege that they are purchasers and sellers of options commenced an action in the U.S. District Court for the Northern District of Illinois against four national securities exchanges (the American Stock Exchange, the Chicago Board Options Exchange, the Philadelphia Stock Exchange and the Pacific Stock Exchange) and 35 securities dealers who made markets in options, including Cohen, Duffy, McGowan, LLC and Van der Moolen Options USA, LLC, as well as Van der Moolen Holding N.V. Plaintiffs allege that our subsidiaries conspired with other defendants by allegedly failing to execute orders, cancelling orders and refusing to cancel orders for the purchase and sale of options. Plaintiffs allege violations of federal antitrust laws (Sections 1 of the Sherman Act and 4 and 16 of the Clayton Act), and securities laws (Section 10(b) of the Exchange Act and rule 10b-5 thereunder), breach of contract, common law fraud, breach of fiduciary duty, violations of an Illinois consumer fraud and deceptive business practices statute and tortuous interference with business. Injunctive relief and damages (including punitive damages) in an unspecified amount are sought. Cohen, Duffy, McGowan, LLC, Van der Moolen Options USA, LLC and Van der Moolen Holding N.V. were never served with process in this action, and although named in the caption of the Complaint, there are no specific allegations in the complaint against either Van der Moolen Holding N.V. or Van der Moolen Options USA, LLC. Motions to dismiss were filed with the court on June 14, 2004. On March 30, 2005 the court granted the motion to dismiss. On May 9, 2005, the court denied the plaintiffs' motion for reconsideration except with respect to the federal securities count as to which the court gave plaintiffs leave to replead with particularity. No amended complaint has been served on either Cohen, Duffy, McGowan, LLC or Van der Moolen Options USA, LLC or on Van der Moolen Holding N.V. On January 28, 2005, counsel for plaintiffs in this action filed a virtually identical complaint with the U.S. District Court for the Southern District of Illinois. The new complaint has not been served on either Cohen, Duffy, McGowan, LLC, Van der Moolen Options USA, LLC, or on Van der Moolen Holding N.V. On November 7, 2005, counsel for plaintiffs in this action filed a virtually identical complaint with the U.S. District Court for the Northern District of Illinois, which consolidated the original Last Atlantis complaint and the complaints filed by plaintiffs Bryan Rule and River North Investors LLC into one consolidated complaint. The consolidated complaint has not been served on any of Cohen, Duffy, McGowan, LLC, Van der Moolen Options USA, LLC or on Van der Moolen Holding N.V. A joint motion to dismiss the consolidated complaint by all of the named market maker defendants was filed with the court on January 6, 2006. That joint motion attacks the factual and legal sufficiency of the consolidated complaint. Van der Moolen Options USA, LLC and Van der Moolen Holding N.V. separately filed a supplemental motion to dismiss the consolidated complaint as to them for two additional reasons, including the failure of the plaintiffs to serve them and the failure of the plaintiffs to include any allegations specific to them. Both motions remain pending before the court.

On February 11, 2005, the Chicago Board Options Exchange sent a notice informing Van der Moolen Options USA, LLC that it had initiated an inquiry to determine whether Van der Moolen Options USA, LLC, in its capacity as Designated Primary Market-Maker on the Chicago Board Options Exchange or through its designee members, interpositioned or traded ahead its principal account ahead of orders Van der Moolen Options USA, LLC represented as agent during the period from at least January 1999 through December 2004 in violation of Chicago Board Options Exchange or SEC rules. The outcome of this investigation cannot be predicted at this time.

Also, on December 21, 2004, the Philadelphia Stock Exchange advised Van der Moolen Options USA, LLC that it is conducting an investigation and fact-finding effort related to the order handling and trading activity by Van der Moolen Options USA, LLC for the period of February 2003 through September 2004, regarding compliance with Philadelphia Stock Exchange Rule 1082.

The outcomes or range of losses arising from these investigations in respect of our U.S. Option business cannot be reliably estimated at this time.

With respect to the regulatory investigations and civil litigations described above, there can be no assurance as to the outcome or timing of the resolution of these matters. The range of possible resolutions could include determinations and judgments against us or settlements that could require substantial payments by us that could have a material adverse effect on our financial condition, results of operations and cash flows.

Credit facilities
On December 31, 2005, the Group had committed credit facilities in the amount of € 15 million that mature in December 2006. At December 31, 2005, no amounts were drawn under these facilities. In 2005, the Company paid € 0.2 million (2004: € 0.1 million; 2003: € 0.2 million) in relation to commitment fees on credit facilities.

Other commitments and contingencies
Van der Moolen Holding N.V. has issued guarantees to third parties for a total amount of € 2.3 million (2004: € 3.4 million). These guarantees were issued in relation to loans granted to LOC, LLC, an entity owned by (former) partners and an employee of VDM Specialists, in order to enable them to acquire seats on the New York Stock Exchange. This guarantee was cancelled upon the full repayment of the loan in May 2006.

Van der Moolen Holding N.V. has issued a guarantee to third parties for a total amount of € 1.0 million in relation to a credit facility of

Van der Moolen Holding N.V. – Notes to the Consolidated Financial Statements (in € millions, except per share data)

Stichting Van der Moolen Holding. No amounts were drawn under this facility on December 31, 2005 (2004: nil).

Van der Moolen Holding N.V. is liable for debts arising from the legal activities of its 100%-owned direct and indirect subsidiaries, with the exception of the companies established outside the Netherlands.

VDM Specialists has issued so-called 325(e) guarantees to the New York Stock Exchange in the total amount of € 4.4 million (2004: € 4.3 million).

In the ordinary course of its business, the Company indemnifies certain service providers, such as clearing and custody agents, trustees and administrators against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. In addition, the Company is a member of payment, clearing and settlement networks as well as securities exchanges that may require the Company to meet the obligations of such networks and exchanges in the event of member defaults. The Company is unable to develop an estimate of the maximum payout under these guarantees and indemnifications. However, management believes that it is unlikely the Company will have to make material payments under these arrangements, and no liabilities related to these guarantees and indemnifications have been recognized in the Consolidated Statement of Financial Condition as of December 31, 2005.

The Company and its subsidiaries have obligations under operating leases with initial non-cancelable terms in excess of one year. Minimum rental commitments under non-cancelable leases for 2006 and the succeeding four years and thereafter are as follows:

Year	(in € millions)

2006	€1.3
2007	0.9
2008	0.9
2009	0.9
2010 (final expiry date September 30, 2010)	0.6

Total minimum lease payments	€4.6

Certain leases contain renewal options and escalation clauses. Rental expense for the year ended December 31, 2005 from continuing operations amounted to € 1.3 million (2004: € 1.3 million; 2003: € 1.2 million).

24. Net Capital Requirements

VDM Specialists is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which specifies minimum net capital requirements. At December 31, 2005, VDM Specialists’ net capital, as defined in SEC Rule 15c3-1, was € 213.1 million, which was € 212.9 million in excess of its net capital requirement.

The Company is also subject to capital requirements with respect to its subsidiaries in the Netherlands. The net capital requirements at December 31, 2005 for Van der Moolen Effecten Specialist and Van der Moolen Obligaties are € 0.73 million and € 0.73 million, respectively. For each of these companies, the net capital at December 31, 2005 exceeds requirements.

Van der Moolen Equities Limited has a net capital requirement at December 31, 2005 of € 0.73 million. The net capital at December 31, 2005 exceeds the requirement.

The Company’s German subsidiary, Van der Moolen Trading has a net capital requirement at December 31, 2005 of € 6.8 million. Van der Moolen Trading’s net capital at December 31, 2005 exceeds the requirement.

25. Net Liquid Asset Requirements

VDM Specialists is subject to New York Stock Exchange Rule 104.22, which specify minimum net liquid asset requirements. As of December 31, 2005, VDM Specialists’ minimum net liquid asset requirement was € 205.4 million and its actual net liquid assets were € 221.2 million. In order to meet its net liquid asset requirement, VDM Specialists holds substantial cash balances which are included in Cash and cash equivalents in the Consolidated Statement of Financial Condition.

26. Subsequent Events

Van der Moolen Holding N.V. – Notes to the Consolidated Financial Statements (in € millions, except per share data)

a) Business combinations
On January 2, 2006, the Company acquired 100% of the share capital of Curvalue Beheer BV and its subsidiaries (together “Curvalue”). Curvalue is one of the leading independent trading and broker/dealer houses in Europe. The company focuses mainly on the European derivative exchanges as a specialist. In 2005, Curvalue launched the internet broker ‘OnlineTrader’ which provides professional clients with direct access to the world’s markets for futures and options. The primary reasons for the acquisition of Curvalue are stated below:

  Realisation of Van der Moolen’s European growth strategy
  Curvalue significantly strengthens VDM’s European operations
  Combination will implement Curvalue’s proven business model in screen based trading on the United States’ electronic derivatives markets
  The combination of both companies aligns with recent developments of exchanges towards more electronic-based trading

The results of Curvalue will be included in the Consolidated Statement of Income as from January 2, 2006.

The consideration for this acquisition is comprised of an initial cash payment of € 5.0 million and 3,803,509 common shares in Van der Moolen Holding N.V. ('VDM shares') issued on the date of acquisition ('closing'), being January 2, 2006. In addition, there will be an earn-out consisting of two payments: a maximum amount of € 10.4 million in cash and a maximum number of 1,920,964 VDM shares due approximately five months and one year after closing of the transaction; and a maximum amount of € 10.4 million in cash and a maximum number of 1,920,964 VDM shares due approximately seventeen months and two years after closing of the transaction. The amount of the earn-out payments is dependent upon the profitability of Curvalue in 2005 and 2006 relative to pre-established profit targets.

The cost of the acquisition is comprised of the fair value of the VDM shares issued on January 2, 2006 at a share price determined by the average quoted price of VDM shares in the period two days before and after the measurement date of October 12, 2005, the initial cash payment of € 5.0 million, the estimated cash earn-out payment in respect of the year 2005 and the estimated number of issuable shares arising from the 2005 earn-out (based on the average quoted price of VDM shares in the period two days before and after the measurement date of December 31, 2005) and costs directly attributable to the business combination. A subsequent adjustment to the cost of the acquisition, and goodwill recognized with respect to this acquisition, will be made for the earn-out arrangement in relation to the performance of Curvalue in the year ending December 31, 2006, when the contingency has been resolved.

The VDM shares issued and issuable with respect to this transaction have selling restrictions of between two to four years.

The VDM shares issuable in respect of the earn-out arrangement will have a dilutive impact on earnings per share as from January 2, 2006. The VDM shares issued on January 2, 2006 are eligible for dividends as declared by the Annual General Meeting of shareholders on April 5, 2006 (see below).

The Company is currently finalizing the purchase price allocation of the Curvalue business combination under U.S. GAAP. Consequently, at this stage further details of the financial consequences of the business combination cannot be provided.

(b) NYSE memberships
As of December 31, 2005, the Company owned 6 NYSE memberships (excluding the three memberships owned by LOC, LLC, a company consolidated under FIN 46(R), see Note 2) out of a total of 1366 NYSE memberships, representing a 0.4% ownership interest in the NYSE. The Company has accounted for its investment in these memberships under the adjusted cost method since its inception; see Note 2. On April 20, 2005, the NYSE and Archipelago Holdings, Inc. entered into a definitive merger agreement, as amended and restated on July 20, 2005 (as so amended, the “NYSE Merger Agreement”), pursuant to which Archipelago and NYSE agreed to combine their businesses and become wholly-owned subsidiaries of NYSE Group, Inc. (“NYSE Group”), a newly-created, for-profit and publicly-traded holding company (collectively, the “NYSE Merger”).

On March 7, 2006, the NYSE Merger was consummated, and each NYSE member became entitled to receive in exchange for each NYSE membership $ 300,000 in cash, plus 80,177 shares of NYSE Group common stock. In addition, immediately prior to the consummation of the NYSE Merger, the NYSE announced a “permitted dividend” to be paid to each NYSE membership in the amount of approximately $ 70,570, which was equivalent to the membership’s pro rata portion of the NYSE’s “excess cash,” as defined in the NYSE Merger Agreement. The Company received the permitted dividend with respect to each of its 6 NYSE memberships on March 14, 2006 and the merger consideration on March 28, 2006.

As a result of the NYSE Merger, the Company’s 6 NYSE memberships were converted into the right to receive an aggregate of $ 1.8 million in cash (not including the permitted dividend) and 481,062 shares of NYSE Group common stock. The $ 1.8 million cash portion of the

Van der Moolen Holding N.V. – Notes to the Consolidated Financial Statements (in € millions, except per share data)

merger consideration will be treated as receipt of monetary consideration for which a realized gain will be recognized in the first quarter of 2006. After the consummation of the NYSE Merger, the Company will account for its investment in the NYSE Group common stock as owned restricted stock, carried at the estimated fair value of such restricted shares pursuant to the American Institute of Certified Public Accountants Audit and Accounting Guide—Brokers and Dealers in Securities, with fair value changes recognized through the Statement of Income. The shares of NYSE Group common stock to be received in the NYSE Merger are subject to a three-year restriction on transfer. The restriction will be removed in equal one-third installments on each of March 7, 2007, 2008 and 2009, unless the restrictions are removed earlier by the NYSE Group in its sole discretion. The fair value of the stock received will be adjusted for a discount from the published market value of the NYSE Group common stock, as a result of these transfer restrictions. Subsequent to the merger, we have joined the so-called secondary offering of NYSE Group shares and in early May 2006, 159,897 shares, out of the 481,062 set out above, were successfully offered in this process. The 159,897 shares were sold for a consideration of $ 61.50, each, which amount excludes the deduction for offering costs.

Prior to the closing of the NYSE Merger, the Company participated in a “Dutch” auction in early January 2006 for trading licenses which will replace the prior trading rights provided by the ownership or lease of an NYSE membership. The Company successfully bid for 59 trading licenses at an annual price of $ 49,290 each, the minimum bid accepted by the NYSE. The licenses became active for trading on the NYSE on March 8, 2006.

(c) Dividend distribution on common shares
At the Annual General Meeting of shareholders on April 5, 2006, shareholders approved the declaration of a € 0.13 cash dividend or its approximate equivalent in shares. On April 21, 2006, 437,158 common shares of Van der Moolen Holding N.V. were issued in respect of the optional stock dividend. The cash outflow related to the dividend was € 2.3 million.

(d) New financing structure for the cumulative financing preferred shares
With retrospective application as from January 1, 2006, the dividend for the financing preferred shares B was reset for the next seven years. The preferred financing dividend is fixed as per closing of the new term sheet at 475 basis points above seven year Dutch government bonds, being 8.45% per annum; and the rate was previously 5.52% per annum.

Further, changes in the Company's Articles of Association were approved by the Annual General Meeting of Shareholders on April 5, 2006, amongst others to provide discretionary authority for the executive board, after the approval of the supervisory board, to make a reservation to the dividend reserve of the respective financing preferred shares, or to make a dividend payment. This means that with effect from January 1, 2006, the payment of dividends on cumulative financing preferred shares is at the discretion of the Company, and there is no obligation for the Company to make such dividend payments.

(e) Regulatory proceedings and Litigation
For an overview of recent developments in regulatory proceedings and litigation reference is made to Note 23 “Commitments and Contingent Liabilities - Regulatory proceedings and litigation.”

27. Parent Only Financial Statements

This note presents Schedule I information for the parent company only, using the equity method of accounting for consolidated subsidiaries. Parent only financial information is required if the restricted net assets (as defined in Rule 4-08(e) of Regulation S-X) of consolidated subsidiaries exceed 25% of total consolidated net assets. The restricted net assets of VDM Specialists exceed this percentage as a result of the net liquid asset requirement described in Note 25. The restricted net assets of VDM Specialists amount to € 205.4 million at December 31, 2005, being 55.6% of consolidated net assets. There is no further specific restriction on the capacity of VDM Specialists to make profit distributions. The distribution of dividends by Van der Moolen Holding N.V., the parent company, out of retained earnings is restricted by Dutch Law. At December 31, 2005, freely distributable retained earnings amounted to € 74.5 million, including unappropriated result for the year 2005 of € 11.3 million.

Unless otherwise described in this note, reference should be made to the Notes to the Consolidated Financial Statements for details of the accounting principles adopted in these Parent Only Financial Statements.

Van der Moolen Holding N.V. Parent Only Statements of Financial Condition (in € millions, except per share data)

	As of December 31,

	2005	2004

ASSETS
Cash and cash equivalents	€45.9	€12.3
Receivable from Group companies	0.7	3.7
Loans receivable from Group companies	54.2	-
Loans receivable	5.0	-

Van der Moolen Holding N.V. – Notes to the Consolidated Financial Statements (in € millions, except per share data)

Property and equipment, net	0.7	0.8
Other intangible assets	0.2	-
Investments in subsidiaries using the equity method	355.4	373.5
Other assets	11.8	9.7

Total assets	€473.9	€400.0

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Short–term borrowings	€94.4	€45.4
Payable to Group companies	1.4	11.2
Current income tax liabilities	1.7	0.2
Accounts payable, accrued expenses, and other liabilities	6.3	4.8
Deferred tax liabilities, net	0.6	2.4
Notes payable	1.7	2.0
Subordinated borrowings:
Subordinated notes	-	3.6

Total liabilities	€106.1	€69.6

Shareholders’ equity:
Financing Preferred A shares, € 0.60 par value, authorized 1,200,000 shares, issued
and outstanding 251,000 shares	0.1	0.1
Financing Preferred B shares, € 0.60 par value, authorized 1,200,000 shares, issued	0.3	0.3
and outstanding 391,304 shares
Common shares, € 0.08 par value, authorized 54,000,000 shares, issued and	3.1	3.1
outstanding 39,445,477 and 38,419,282 shares, respectively
Treasury stock, 102,182 common shares	(2.4)	(2.4)
Additional paid-in capital	282.6	277.6
Retained earnings	160.1	174.3
Accumulated other comprehensive income	(76.0)	(122.6)

Total shareholders’ equity	€367.8	€330.4

Total liabilities and shareholders’ equity	€473.9	€400.0

The maturities of short-term borrowings, payable to Group companies and notes payable is as follows:

		Payable to
	Short-term	Group
(in € millions)	borrowings	companies	Notes Payable	Total
2006	94.4	1.4	0.3	96.1
2007	-	-	0.3	0.3
2008	-	-	0.3	0.3
2009	-	-	0.3	0.3
2010	-	-	0.5	0.5

Total	94.4	1.4	1.7	97.5

Short-term borrowings consist of bank overdrafts. For these balances a cash pooling arrangement exists that includes bank deposits and cash at bank of Van der Moolen Holding N.V. and its subsidiaries of in total € 104.3 million.

See Note 23 for disclosure of the parent company’s commitments and contingent liabilities.

Cash dividends paid to the parent by consolidated subsidiaries were € 52.0 million, € 61.3 million and € 108.1 million during the years ended December 31, 2005, 2004 and 2003, respectively.

Van der Moolen Holding N.V. Parent Only Statements of Income (in € millions)

	Year Ended December 31,

	2005	2004	2003

Revenues	€-	€-	€-

Van der Moolen Holding N.V. – Notes to the Consolidated Financial Statements (in € millions, except per share data)

Expenses:
Employee compensation and benefits	2.7	2.3	5.3
Information and communication	-	0.3	0.4
General and administrative expenses	5.1	2.0	0.4
Depreciation and amortization	0.4	0.4	0.5
Recharged expenses	(2.0)	(2.6)	-

Total expenses	€6.2	€2.4	€6.6

Loss from operations	€(6.2)	€(2.4)	€(6.6)

Gain on disposal of long-term investments and associates	-	-	0.9
Interest expense, net	(1.3)	(2.2)	(2.7)
Other income/ (expense)	8.8	(4.1)	5.6

Income/(loss) from continuing operations before income taxes	€1.3	€(8.7)	€(2.8)
Provision for income taxes	2.6	6.9	1.3
Loss from Group companies after income taxes using the equity method	(7.0)	(7.2)	(57.1)

Net loss	€(3.1)	€(9.0)	€(58.6)

Financing preferred shares dividends	(2.9)	(2.9)	-
Net loss attributable to common shareholders	€(6.0)	€(11.9)	€(58.6)

Van der Moolen Holding N.V. – Notes to the Consolidated Financial Statements (in € millions, except per share data)

Van der Moolen Holding N.V. Parent Only Statements of Cash Flow (in € millions)

	Year Ended December 31,

	2005	2004	2003

Cash flows from operating activities:
Net loss	€(3.1)	€(9.0)	€(58.6)
Adjustments of non-cash items to reconcile net (loss) income to net cash used in operating activities:
Loss from Group companies using the equity method	7.0	7.2	57.1
Depreciation and amortization	0.4	0.4	0.5
Release of provision on loan receivable	-	(2.4)	-
Deferred tax (benefit) expense, net and non-cash tax effects	(2.1)	(4.5)	-
Compensation expense related to stock-based compensation	0.1	0.3	3.2
Pensions and other long-term benefit plans	(0.6)	(0.3)	(0.1)
Distributions as included in Other income	(1.1)	-	-
Gain on disposal of long-term investments and associates	-	-	(0.9)
Foreign currency result, net	(7.6)	4.0	-
Change in assets and liabilities net of effects from purchase or sale of subsidiaries:
Receivable from Group companies	3.0	0.5	(1.0)
Other assets	(0.4)	6.4	(6.0)
Payable to Group companies	(0.3)	9.7	(15.5)
Accounts payable, accrued expenses and other liabilities	1.5	(2.2)	1.1

Net cash (used in) provided by operating activities	€(3.2)	€10.1	€(20.2)

Cash flows from investing activities:
Purchase of property and equipment, net	(0.2)	(0.2)	(0.2)
Purchase of intangible assets	(0.2)	-	-
Investments in Group companies	-	(17.9)	(16.8)
Dividends received from Group companies	52.0	61.3	108.1
Capital repayment by Group companies	1.1	-	-
Distributions by and disposals of investments, net	1.1	-	2.9
Loans granted to Group companies	(51.3)	-	-
Loans granted	(5.0)	-	-
Repayment on loans receivable	-	14.3	-

Net cash provided by (used in) investing activities	€(2.5)	€57.5	€94.0

Cash flows from financing activities:
Net increase/(decrease) in short-term borrowings	48.0	(53.9)	(35.4)
Payments of notes payable, net	(0.3)	(4.9)	(0.4)
Payments of subordinated notes	(3.6)	(3.2)	(3.2)
Sale/ (purchase) of treasury shares	-	5.6	(8.1)
Dividend paid	(6.1)	(2.9)	(30.2)

Net cash provided by (used in) financing activities	€38.0	€(59.3)	€(77.3)

Effects of exchange rate differences	1.3	0.8	(0.1)

Net change in cash and cash equivalents	€33.6	€9.1	€(3.6)
Cash and cash equivalents at beginning of the year	12.3	3.2	6.8

Cash and cash equivalents at end of the year	€45.9	€12.3	3.2

Supplemental information:
Cash paid for
Interest	€1.7	€2.6	€2.9
Income taxes	€0.5	€-	€-