Form 20-F
period 2006-12-31
VAN DER MOOLEN HOLDING NV
filed 2007-06-22
CIK 1072245

As filed with the Securities and Exchange Commission on June 22, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

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

______________
(1)	Not for trading, but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

The number of outstanding shares of each of the registrant’s classes of capital or common stock as of December 31, 2006, the close of the period covered by the annual report:

43,583,962 common shares
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

i

ii

iii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

We prepare our financial statements on a consolidated basis in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). U.S. GAAP selected consolidated financial information as of and for the years ended December 31, 2006, 2005, 2004, 2003 and 2002, together with our consolidated financial statements and the notes thereto as of and for the years ended December 31, 2006, 2005 and 2004, are set forth elsewhere in this annual report. All of the financial information presented in this annual report has been prepared in accordance with U.S. GAAP.

In this annual report, we have translated euro amounts into dollars at an exchange rate of €1.00 to $1.3453, the May 31, 2007 noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, solely for the convenience of the reader. You should not construe these translations as representations that the euro amounts actually represent such dollar amounts or that we could convert these amounts into dollars at the rate indicated. On June 14, 2007, the noon buying rate was €1.00 to $1.3311. See “Item 3. Key Information—(A) Selected Consolidated Financial Data—Exchange Rate Information” for historical information regarding the exchange rate of dollars for the euro.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of, and which have been made pursuant to, the Private Securities Litigation Reform Act of 1995. All statements regarding our future financial condition, results of operations and business strategy, plans and objectives are forward-looking. Statements containing the words “anticipate,” “believe,” “intend,” “will,” “estimate,” “expect,” “hope” and words of similar meaning are forward-looking. In particular, the following are forward-looking in nature:

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

Item 3. KEY INFORMATION

(A) Selected Consolidated Financial Data

You should read the following selected U.S. GAAP historical financial data in conjunction with “Item 5. Operating and Financial Review and Prospects”, as well as our consolidated financial statements and the notes thereto, which we have included elsewhere in this annual report. We refer herein to our consolidated financial statements and the notes thereto as our consolidated financial statements. Our consolidated financial statements have been audited by Ernst & Young Accountants, independent auditors. The profit and loss data contained in our consolidated financial statements for the years ended December 31, 2005, 2004 and 2003 have been adjusted in accordance with SFAS No. 144 to reflect the effect of discontinued operations. See Note 2 to our consolidated financial statements for further information relating to SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Selected consolidated financial data for the year ended December 31, 2002  have been adjusted accordingly for comparative purposes. Further, in 2004, we have restated prior years’ total assets and total liabilities as a result of the correction of an error in the presentation of cash and cash equivalents and bank overdrafts (shown in short-term borrowings).

We have included a convenience translation of euro amounts into dollars for the following selected U.S. GAAP financial data as of and for the year ended December 31, 2006 at the noon buying rate on May 31, 2007 of €1.00 = $1.3453. You should not construe these translations as representations that the euro amounts actually represent such dollar amounts or that we could convert these amounts into dollars at the rate indicated.

	2006	2006	2005	2004	2003	2002

	(in $ millions)	(in € millions)

Consolidated Profit and Loss Account
Data:
Revenues:
Specialist activities	77.9	57.9	67.9	71.1	100.8	227.0
Proprietary trading/market making
activities	79.5	59.1	22.1	23.4	24.7	49.6
Commission income	45.3	33.7	22.1	24.6	28.1	35.0
Net income from NYSE transaction	29.3	21.8	—	—	—	—
Net interest income from stock lending
activities	—	—	0.1	3.6	3.4	4.2

Total revenues	232.0	172.5	112.2	122.7	157.0	315.8

Expenses:
Exchange, clearing and brokerage fees	55.3	41.1	20.8	21.4	23.5	33.0
Employee compensation and benefits(1)	68.1	50.6	33.5	34.7	42.3	78.7
Lease of exchange memberships	3.6	2.7	3.4	7.7	13.8	15.7
Information and communication expenses	9.3	6.9	2.8	3.0	3.4	4.9
General and administrative expenses	32.6	24.2	22.8	14.5	12.0	19.7
Depreciation and amortization	14.0	10.4	7.6	7.4	9.0	10.9
Provision for NYSE/SEC investigation	—	—	—	—	45.7	—
Impairment of intangible assets	119.3	88.7	19.4	8.2	49.2	—
Impairment of other assets	—	—	—	5.6	—	—

Total expenses	302.2	224.6	110.3	102.5	198.9	162.9

Income/(loss) from continuing operations	(70.2)	(52.1)	1.9	20.2	(41.9)	152.9

Loss from associates	—	—	—	—	—	—
Gain on disposal of long-term investments
and associates	—	—	—	—	0.9	—
Interest expense, net	(9.8)	(7.3)	(8.6)	(7.6)	(8.9)	(13.0)

	2006	2006	2005	2004	2003(12)	2002(12)

	(in $ millions)	(in € millions)

Interest expense, capital subject to mandatory redemption, net(1)	—	—	—	(7.9)	(2.4)	—
Other income	(1.1)	(0.8)	3.3	1.3	6.1	5.1

(Loss)/ income from continuing operations
before income taxes(3)	(81.1)	(60.2)	(3.4)	6.0	(46.2)	145.0
Provision for income taxes(2)	4.3	3.2	7.0	0.6	12.2	(46.1)
Minority interest(1)	(8.3)	(6.2)	(6.6)	2.5	—	(35.3)

Net (loss)/ income from continuing operations	(85.1)	(63.2)	(3.0)	9.1	(34.0)	63.6
Net loss from discontinued operations(3)	—	—	(0.1)	(18.1)	(24.6)	(33.5)

Net (loss)/ income	(85.1)	(63.2)	(3.1)	(9.0)	(58.6)	30.1

	2006	2006	2005	2004	2003	2002

	(in $, except share data)	(in €, except share data)

Common Share Data:
Weighted average number of common shares
outstanding (5)	45,352,290	45,352,290	39,031,219	38,078,411	37,797,329	38,388,043
Common shares outstanding, year-end (4)	45,352,290	45,352,290	39,343,295	38,317,100	37,537,100	38,419,282
Basic (loss)/earnings per share (5)	(1.99)	(1.48)	(0.15)	(0.31)	(1.55)	0.71
Diluted (loss)/earnings per share (6)	(1.99)	(1.48)	(0.15)	(0.31)	(1.55)	0.71
Basic (loss)/earnings per share from
continuing operations	(1.99)	(1.48)	(0.15)	0.16	(0.90)	1.58
Diluted (loss)/earnings per share from
continuing operations	(1.99)	(1.48)	(0.15)	0.16	(0.90)	1.58
Basic loss per share from discontinued
operations	(0.00)	(0.00)	(0.00)	(0.47)	(0.65)	(0.87)
Diluted loss per share from discontinued
operations	(0.00)	(0.00)	(0.00)	(0.47)	(0.65)	(0.87)
Dividend per share (7)	(1.99)	(1.48)	0.13	0.22	—	0.72

	As of December 31,
	2006	2006	2005	2004	2003	2002, as restated (8)

	(in $ millions)	(in € millions)

Consolidated Balance Sheet Data:
Total assets	1,217.4	904.9	755.7	1,337.2	2,897.4	3,434.2
Goodwill	29.6	22.0	35.2	47.6	59.4	141.9
Other intangible assets	205.8	153.0	211.4	187.2	208.1	266.7
Notes payable	1.9	1.4	4.0	5.4	6.9	7.3
Subordinated notes	131.2	97.5	135.2	133.2	149.0	197.3
Total shareholders’ equity	405.9	301.7	367.8	330.4	348.1	523.3

	As of and for the year ended December 31,

	2006	2005	2004	2003	2002

Other Financial and Operating Data:
Pre-tax return on equity (9)	(19.8)%	(2.9)%	(4.3%)	(24.1)%	10.5%
Percent of revenues (10)
Specialist activities	33.6%	60.5%	58.0%	64.2%	71.9%
Commission income	19.5%	19.7%	20.0%	17.9%	11.1%
Proprietary trading/market making activities	34.3%	19.7%	19.1%	15.7%	15.7%
Net income from NYSE shares	12.6%
Net interest income from stock lending
activitiesVDM Specialists	0.0%	0.1%	2.9%	2.2%	1.3%

	As of and for the year ended December 31,

	2006	2005	2004	2003	2002

Number of common stock listings (11)	402	385	387	383	379

(1)
We adopted SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” as from January 1, 2003 and as of that date minority interest is presented as capital subject to mandatory redemption in the Consolidated Statement of Financial Condition. On December 1, 2004, VDM Specialists amended its operating agreement and based on a review of the terms of the amended operating agreement the company determined that the minority members’ capital was not redeemable upon an event certain to occur and consequently that the characteristics of these financial instruments conform to those of equity instruments. Consequently, as from December 1, 2004, the minority members’ capital of VDM Specialists is classified as minority interest. In 2003 and for the period January 1, 2004— December 1, 2004, all income distributable to the company’s minority members is recorded as interest expense and any net loss as a reduction of interest expense. For 2006, 2005 and  for the period December 1, 2004— December 31, 2004, all income distributable to VDM Specialists’ minority members, including interest on minority members’ capital contributions, is presented as Minority interest in the Consolidated Statement of Income. Prior year amounts have not been reclassified, except that interest on minority members’ capital contributions previously reported in 2002  as a component of employee compensation and benefits has been reclassified to minority interest.

(2)	Unincorporated business tax expenses are included within provision for income taxes.
(3)	Discontinued operations comprise Cohen, Duffy, McGowan, LLC, Kenny & Co., Van der Moolen Opties Amsterdam B.V., Van der Moolen UK, Ltd. and Van der Moolen Options USA, LLC.

(4)	Excluding treasury stock.
(5)	Calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding. See Note 20 to our consolidated financial statements.
(6)
Calculated in the same manner as basic earnings per common share and reflects the dilutive effect of the common shares deliverable pursuant to stock options and warrants, only calculated when this dilution does not have an anti dilutive impact.  See Note 20 to our consolidated financial statements.

(7)
Common share alternatives to cash dividend were available for each year that a dividend on common shares was paid, except in respect of the year ended December 31, 2002 (only cash). Dividend per share is calculated by using the number of common shares outstanding (excluding treasury stock) at ex-dividend date. The common shares that were issued on January 2, 2006 in respect of the acquisition of Curvalue Beheer B.V. were eligible for the dividend declared in respect of the year ended December 31, 2005, but are not included in the number of common shares outstanding in 2005.

(8)
As of December 31, 2003, positions in ADRs (“American Depositary Receipts”) and shares arising from arbitrage activities are reflected gross in the balance sheet. Prior year data has been adjusted accordingly.

(9)	Pre-tax return on equity is calculated by dividing income before income taxes after minority interests (including from discontinued operations) by shareholders’ equity.
(10)	Revenues as a percentage of revenues from continuing operations.
(11)	Represents the number of common stock issues on the New York Stock Exchange for which VDM Specialists acts as the specialist.
(12)	The opening balance adjustment, as disclosed in Note 2 “Significant Accounting Policies” has no material impact on the Selected Consolidated Financial Data for the years ended December 31, 2003 and 2002.

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

For the year ended December 31,	Rate at period end	Average(1)	High	Low

2002	1.0492	0.9506	1.0505	0.8565
2003	1.2595	1.1419	1.2647	1.0336
2004	1.3554	1.2494	1.3666	1.1761
2005	1.1849	1.2386	1.3465	1.1670
2006	1.3199	1.2563	1.3367	1.1802
Source: Bloomberg.

(1)	Calculated by using the average of the exchange rates on the last day of each month during the relevant period.

For the month ended	Rate at period end	High	Low

December 31, 2006	1.3199	1.3367	1.3053
January 31, 2007	1.3033	1.3297	1.2868
February 28, 2007	1.3229	1.3259	1.2914
March 31, 2007	1.3354	1.3411	1.3073
April 30, 2007	1.3648	1.3680	1.3319
May 31, 2007	1.3453	1.3674	1.3407

Source: Bloomberg.

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

Risks Associated with the company

We historically depended heavily on our US activities.  However, the implementation of Regulation NMS has resulted in a significant decline in our US revenues.  If our revenue from US activities will continue to decline, our results of operations may be adversely affected.

With the implementation of Regulation NMS, we have seen a steep decline in revenues from our US activities, mainly on the NYSE, which has had a material impact on our results of operations and cash flow. Historically, we derived the substantial majority of our revenues from our New York Stock Exchange (“NYSE”) specialist subsidiary, Van der Moolen Specialists USA, LLC, which we refer to in this annual report as VDM Specialists or Van der Moolen Specialists: 81.2% in 2004, 80.0% in 2005 and 51.2% in 2006. In the first quarter of 2007, US operations accounted for approximately 16.2% of our revenues. The adoption by the SEC of Regulation NMS and the consequent implementation of the NYSE Hybrid System, together with the development and the increased use of smart order routing, increased program trading and lower intraday volatility, among other factors, have contributed to the decline in VDM Specialists’ trading revenues from €99.6 million in 2004 to €89.8 million in 2005, €77.1 million in 2006 and €6.4 in the first quarter of 2007. If conditions do not improve or deteriorate further, our revenues will continue to be adversely affected. In addition, if demand for VDM Specialists’ services fails to grow or declines, our potential revenue growth would be adversely affected. The NYSE Hybrid Market involves a greater use of fully electronic trading and reduces the interaction of the Specialist with customer order flow on the NYSE trading floor.  This has required us to develop sophisticated algorithmic programs to interact at the greatly increased speed at which orders are being executed. While we expect to develop the requisite programs to successfully and profitably operate under the new system, our short or long term success cannot be assured. In addition, we have historically received agency commissions from our customers for executing their buy and sell orders.  These commissions were eliminated on December 1, 2006.

They have been replaced by a transaction fee paid to us by the NYSE, which has thus far been a fixed amount each month.  The transaction fee provides less revenue to us than the commission income we had previously earned. Although the NYSE has recently extended the current transaction fee until the end of August 2007, the NYSE has announced its intention to make the transaction fee variable later in 2007 using certain, as yet undetermined, performance measures which would allow these amounts to fluctuate upwards or downwards based on these measures. The NYSE may amend or discontinue this transaction fee at any time. Our success will depend on:

•	development in trading volumes with an appropriate level of volatility;
•	VDM Specialists’ success in being chosen to act as specialist for newly listed companies and the potential loss of trading assignments through acquisition or for other reasons;
•	VDM Specialists’ ability to respond to regulatory and technological changes;
•	VDM Specialists’ ability to respond to changing demands in the marketplace;
•	The formula used in determining future NYSE transaction fees, if any, and VDM Specialists’ success in maintaining or growing these and other revenues;
•	The success of our algorithms in profitably interacting with customer order flow together with the success of our traders in properly utilizing these new technologies; and
•	the effect of competitive initiatives by other U.S. exchanges, alternative trading systems and other execution venues on the volume of trading routed to specialists on the New York Stock Exchange.

We depend significantly on revenues from our specialist activities for a small group of companies listed on the New York Stock Exchange, and the loss of any of them could reduce our revenues.

Historically, a small number of companies listed on the New York Stock Exchange have accounted for a significant portion of VDM Specialists’ revenues, operating profit and cash flows. The loss of its specialist designation with respect to any of these listed companies could have an adverse effect on our revenues, operating profit and cash flows. For the years ended December 31, 2006, 2005 and 2004, transactions in our ten most actively traded specialist stocks accounted for 16.5%, 24.4% and 33.4% of our total New York Stock Exchange specialist revenues, respectively. For the year ended December 31, 2006, our ten most actively traded specialist stocks were Pfizer Inc, Hewlett-Packard Corp, Walt Disney Corp, Eli Lilly & Co, Nortel Networks Corp, Wyeth, Duke Energy Corp, Conagra Foods Inc, Kohl’s Corp and Limited Brands Inc. We cannot assure that VDM Specialists will be able to retain its specialist designation with respect to these or other listed companies. VDM Specialists can lose the specialist assignment in these companies if they cease to be traded on the New York Stock Exchange as a result of being acquired or are otherwise de-listed and for other reasons, which in turn can adversely affect our revenues. Merger and acquisition activity continues at a high level in the United States and international equities markets. As a result, we continue to lose some of our assigned stocks that are acquired by other companies while in other instances, one of our assigned companies may be the surviving entity and become a larger company with more shares outstanding.  We continue to compete for new listing assignments as they become available and have had continued success in attracting new companies to VDM. If the New York Stock Exchange were to determine that VDM Specialists has failed to fulfill its obligations as specialist for a listed company, its registration as a specialist for that listed company could be cancelled or suspended. Further, a company can request to be reassigned if it can present the New York Stock Exchange with substantive reasons to support its request. The NSYE has proposed to amend certain of its rules concerning the procedure by which specialist firms are evaluated in connection with the allocation process and affecting other aspects of the allocation process; any new requirements could affect VDM Specialists' ability to secure and retain specialist assignments.

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

As described more fully in “Item 8. Financial Information—(A) Consolidated Statements and Other Financial Information—Regulatory Proceedings and Litigation,” on March 30, 2004 we announced a settlement with the New York Stock Exchange and the SEC of charges resulting from an investigation into alleged improper trading practices by employees at several New York Stock Exchange specialist firms, including VDM Specialists. The settlement, which was agreed on the basis of no admission or denial, was entered into in connection with alleged violations of Section 11(b) of the Securities Exchange Act of 1934 (the “Exchange Act”), and rules promulgated thereunder concerning New York Stock Exchange specialist trading, including the requirement that a specialist maintain a fair and orderly market, and violations of Section 15(b)(4)(E) of the Exchange Act, including failure to supervise with respect to certain transactions in which one or more of our employees allegedly violated Section 10(b) of the Exchange Act and Rule 10b-5. Pursuant to the settlement, and without admitting or denying any wrongdoing, we announced that VDM Specialists would pay a total of $57.7 million in restitution to customers and civil penalties for certain trades that occurred during the five-year period from 1999 to 2003. In addition, we have agreed to implement additional internal compliance procedures and retain an independent consultant to review and evaluate certain of our existing compliance systems, policies and procedures.

On April 12, 2005, seven former employees of VDM Specialists were indicted by the U.S. Department of Justice for securities fraud and conspiracy to commit securities fraud. Two of these defendants pleaded guilty to one count of securities fraud each on May 12, 2006. On July 14, 2006, two of the other indicted former employees of VDM Specialists were found guilty of one count of securities fraud each (and were acquitted on the conspiracy count and other counts of securities fraud) after a jury trail and are appealing their conviction to the United States Court of Appeals for the Second Circuit. On April 6, 2006, the government dismissed the conspiracy count against the remaining three former employees of VDM Specialists who had been indicted on April 12, 2005. Two former employees were acquitted on all remaining counts on August 1, 2006 and September 18, 2006 respectively and the government dismissed all charges against the final defendant on November 22, 2006.

The SEC and the New York Stock Exchange continue to investigate the conduct of certain present and former employees of VDM Specialists. On April 12, 2005, the SEC commenced civil proceedings against the seven former employees of VDM Specialists who were indicted by the Department of Justice, as well as another employee of VDM Specialists who was not indicted. The New York Stock Exchange has also brought charges against these former employees of VDM Specialists. These matters were stayed during the criminal trials.  The stay has been modified in part for the SEC proceedings to allow the filing of pre-hearing motions and answers and pre-hearing disclosures to occur.  The stay of the New York Stock Exchange proceedings remains in place.

In addition to the investigations relating to our specialist activities on the New York Stock Exchange, Cohen, Duffy, McGowan & Co, LLC was the subject of an investigation by the American Stock Exchange’s Enforcement Division. The investigation focused on charges of possible violations of American Stock Exchange Rule 156(b) and Article V, Section 4(h), combined with possible violations of the exchange’s limit order display rule during the period between June 3, 2002 and May 30, 2003. Further, on February 25, 2004, the American Stock Exchange Enforcement Division commenced an investigation in relation to alleged violations of American Stock Exchange Rule 958A, also referred to as the “firm quote rule.” In addition, Van der Moolen Options USA, LLC was the subject of an investigation by the Department of Market Regulation of the Chicago Board Options Exchange relating to compliance with the Chicago Board Options Exchange’s firm quote rule, and the SEC requested data from all U.S. option exchanges, including all those on which our option units acted as specialists or in a similar capacity, regarding the functioning and trading practices of specialists on those exchanges. On May 11, 2004, the SEC requested financial information and information in respect of compliance procedures of Cohen, Duffy, McGowan & Co, LLC. We have since disposed of our U.S. options business and Cohen, Duffy, McGowan & Co, LLC has been dissolved.

In late 2004, the New York Stock Exchange also commenced an inquiry into broker-dealer stock-lending practices, focusing on transactions involving finders, including transactions carried out by VDM Specialists’ stock lending department. On July 10, 2006 VDM Specialists reached a settlement with the NYSE concerning its investigation of its stock lending department, pursuant to which VDM Specialists consented to the imposition of a penalty of censure and a fine of $3.5 million. See “Item 8. Financial Information—(A) Consolidated Statements and Other Financial Information—Regulatory Proceedings and Litigation.”

The investigations by the New York Stock Exchange and the SEC have resulted in the initiation of a number of class action lawsuits against Van der Moolen Holding N.V., VDM Specialists and certain of our officers and directors in the United States District Court for the Southern District of New York, as well as other proceedings in other courts. An action has been commenced in the United States District Court for the Northern District of Illinois against four national securities exchanges (the American Stock Exchange, the Chicago Board Options Exchange, the Philadelphia Stock Exchange and the Pacific Stock Exchange) and 35 securities brokers and/or dealers who made markets in options, including Cohen, Duffy, McGowan & Co, LLC and VDM Options USA. For details of these legal proceedings, see “Item 8. Financial Information—(A) Consolidated Statements and Other Financial Information—Regulatory Proceedings and Litigation.”

Pursuant to its operating agreement with minority partners, VDM Specialists is required to advance funds to cover the actual litigation expenses of various present and former members and employees in connection with these litigation and regulatory inquiries. All such advances have been recognized as expenses in the Consolidated Statement of Income. In April 2006, VDM Specialists entered into fee agreements with five of the aforementioned seven indicted former employees thereby setting a maximum on the amounts of the company’s indemnification of legal fees and expenses for these five individuals pursuant to Section 5.5 of the company’s Operating Agreement. Two of these five individuals pleaded guilty to securities fraud on May 12, 2006, and two were convicted of securities fraud following trial on July 14, 2006. The Company does not have fee agreements with three of the former employees against whom the SEC and the NYSE have pending enforcement proceedings. Pursuant to Section 5.5 of the company’s Operating Agreement and the aforementioned fee agreements, the company has recognized litigation expenses in respect of these various present and former employees of the company in connection with these regulatory inquiries in the amount of approximately €4.3 million for the year ended December 31, 2006.

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

For example, in connection with the settlement mentioned in the preceding risk factor, we have become subject to a number of related actions, including various class action lawsuits. See “Item 3. Key Information— (D) Risk Factors—Risks Associated with the Industry in which we operate—Employee misconduct is difficult to deter and could result in losses” and “Item 8. Financial Information—(A) Consolidated Statements and Other Financial Information—Regulatory Proceedings and litigation.” An adverse resolution of any future lawsuits or claims against us could have an adverse effect on our business, financial condition, results of operations and cash flows.

A failure or alleged failure to comply with applicable laws and regulations, whether on the part of our firm or one or more of our employees, could result in substantial fines and other penalties.

Our businesses and the securities industries in which they operate are subject to an extensive range of laws, rules and regulations in the United States and Europe that are promulgated by various governmental agencies and self-regulatory organizations. The laws, rules and regulations with which our businesses must comply include those relating to financial reporting requirements, trading practices, capital structure requirements, and record retention requirements governing the conduct of our directors, officers and employees. As illustrated by the investigation carried out by the New York Stock Exchange and the SEC, the failure or alleged failure to comply with any of the laws, rules or regulations applicable to us could result in censure, fine, the issuance of cease-and-desist orders or the suspension or disqualification of our directors, officers or employees, and other adverse consequences, which could have an adverse effect on our business. It could also result in the suspension or disqualification by the SEC, exchanges or other relevant regulatory authorities having jurisdiction over our subsidiaries. Most of our employees are also subject to extensive compliance requirements, and in the event of non-compliance they may risk similar sanctions: in the event of such sanctions, their ability to contribute to our results of operations and cash flows may be impaired. If sanctions against either our businesses or employees occur we may be unable to operate a portion of our business, which could adversely affect our financial condition, results of operations and cash flows.

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

The majority of our specialist and proprietary trading revenues is derived from trading by our subsidiaries as principal. Our subsidiaries may incur trading losses relating to these activities, because each primarily involves the purchase, sale or short sale of securities for its own account. In any period, our subsidiaries may incur trading losses in a significant number of securities for a variety of reasons, including the fulfillment of our subsidiaries’ specialist obligations, which may require them to transact trades when it is not profitable to do so. See “Item 4. Information on the Company—Our Business—VDM Specialists—Specialist activities” and “Item 4. Information on the Company—Regulation—The United States.” Although we have adopted risk management policies, we cannot be sure that these policies have been formulated properly to identify or limit our risks. Even if these policies are formulated properly, we cannot be sure that we will successfully implement them. As a result, we may not be able to manage our risks successfully to avoid trading losses.

Both we and our auditors have concluded that our internal control over financial reporting was effective for the year ended December 31, 2006.  However, there can be no assurance we will not have significant deficiencies or material weaknesses in the future.

In connection with our management’s assessment of the effectiveness of our internal control over financial reporting as of the end of the year ended December 31, 2006, and the corresponding audit of that assessment by Ernst & Young Accountants, our independent registered public accounting firm, we identified one significant deficiency in our internal control over financial reporting. This deficiency was not determined to be a “material weakness” in our controls, however.  An internal control material weakness is defined as a significant deficiency, or aggregation of deficiencies, that does not reduce to a relatively low level the risk that material misstatements in financial statements will not be prevented or detected on a timely basis by employees in the normal course of their work.  An internal control significant deficiency, or aggregation of deficiencies, is one that could result in a misstatement of the financial statements that is more than inconsequential.  We have taken what we believe to be the necessary steps to remedy such deficiencies in our internal control over financial reporting within the required time periods and our management and Ernst & Young Accountants concluded that as of December 31, 2006, they believed that our internal control over financial reporting was effective.  However, we cannot assure you that these measures or any future measures will enable us to avoid significant deficiencies or material weaknesses in the future.

We have been experiencing net losses from continuing operations for the last two years.

We have had net losses from continuing operations of €63.2 million for the year ended December 31, 2006, and €3.1 million for the year ended December 31, 2005.  While our management is addressing these losses, there can be no assurance that we will be successful in implementing any of the plans of management to restore us to profitability in the future.

We may not have sufficient capital in the future and may not be able to refinance our existing indebtedness or secure additional financing when we need it.

Our business depends on the availability of adequate capital. We cannot be sure that we will have sufficient capital in the future or that we will be able to refinance existing indebtedness or that additional financing, if required, will be available on a timely basis or on terms that are favorable to us. Historically, we have satisfied these needs with internally generated funds and bank credit facilities, as well as the issuance of subordinated debt, financing preferred shares and common shares. We currently anticipate that our available cash resources and credit facilities will be sufficient to meet our anticipated working capital, regulatory capital and capital expenditure requirements through the end of 2007.

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

We publish our consolidated financial statements in euros. Because of exposure to non-euro currencies, fluctuations in the exchange rates used to translate foreign currencies, particularly the U.S. dollar, into euros will affect our reported results of operations and cash flows from year to year. Exchange rate fluctuations will also affect the value (denominated in euros) of our investments in our subsidiaries in the United States and the United Kingdom. Our shareholders’ equity is denominated in euros and we pay dividends on our common shares in euros. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Currency Risk.”

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

Furthermore, the value of any business we acquire may become less than the amount we paid for it if, for example, there is a decline in the relative position of that business in the market in which it operates or there is a decline in that market generally. Such decline in value, when considered with other relevant factors, could result in the impairment of goodwill, as was the case in 2004, 2005 and 2006. See “Item 5. Operating and Financial Review and Prospects—(A) Operating Results—Overview—Recent Accounting Pronouncements.”

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

Risks Associated with the Industry in which we operate

Ongoing and future New York Stock Exchange initiatives, including the introduction of the NYSE Hybrid trading model, may continue to lower the revenues from our VDM Specialists business segment.

The New York Stock Exchange may, on its own initiative or in response to regulatory or legislative requirements (such as Regulation NMS), change aspects of its trading procedures, or of its capital requirements, trade reporting, compliance, fees or other membership requirements, in ways that may adversely affect our ability to generate revenues from our New York Stock Exchange activities or raise our cost of doing so. Similar changes may adversely affect our ability to generate revenues, operating profit and cash flows from our activities on any other exchange as well. Such changes may be imposed without compensation or right of appeal, and the effects of any such changes proposed may not be easily forecast or even, after their imposition, determined.

Regulation NMS

On April 6, 2005, the SEC adopted Regulation NMS, which contains several new rules that affect trading in stocks that are listed on the New York Stock Exchange and certain other “NMS stocks.” Regulation NMS, and the implementation of that Regulation by the NYSE and other markets, could continue to have a significant effect on our business, results of operations and cash flows. In particular, the “order protection rule,” which generally mandates that “trading centers” (including national securities exchanges and market makers) establish policies and procedures reasonably designed to prevent “trade-throughs” (subject to certain exceptions), can be expected to affect New York Stock Exchange specialists directly and also inter-market competition. Furthermore, Regulation NMS’s distinction between (and favorable treatment of) “automated quotations” displayed by “automated trading centers” (sometimes referred to colloquially as “fast markets”) has contributed to the NYSE’s motivation to modify its execution model. As described below, this new model could reduce our opportunities to act as counterparty to New York Stock Exchange order flow. The implementation date for the Regulation NMS order protection rule has recently been extended, with completion of phased-in compliance commencing on October 16, 2006 and ending with full implementation on October 8, 2007. The change in market model of our NYSE Specialist activities is already affecting revenues.  On December 1, 2006, agency commissions that we have historically charged to our customers for order execution ended and were replaced by a “transaction fee” paid to us directly by the NYSE.  The fee paid to us is substantially lower than the amounts we have historically received from charging commissions. The effect of these changes will continue to be difficult to predict until the NYSE’s Hybrid System (as discussed below) is fully implemented. It is anticipated that the success of VDM Specialists will depend heavily on our success in developing effective algorithmic trading programs to interact with customer order flow.  Under Regulation NMS, orders will flow to the NYSE at such speed that the historical human interaction will be tremendously reduced and we will rely heavily on the ability of our systems to profitably interact with market demands while complying with NYSE and SEC trading rules and regulations.

The NYSE Hybrid Market

On March 22, 2006, the SEC issued a final order approving New York Stock Exchange’s proposed rule changes to create a “Hybrid System” by, among other things, eliminating certain limits on the size, timing and types of orders that may be executed electronically through the Direct+® system, and allowing its floor members to participate in an expanded automated market. Prior to the implementation of this new trading system, which is referred to in this document as “the Hybrid System” or “the Hybrid Market”, the New York Stock Exchange had to a large extent been a floor-based auction market where members operated on the exchange floor and represented customer orders for execution in a relatively “manual” environment. Specifically, the New York Stock Exchange’s Hybrid System-related rule changes eliminated the 1,099-share restriction on New York Stock Exchange Direct +® orders, as well as the prohibition against entering orders for the same account within 30 seconds, and permit market orders and immediate-or-cancel orders to be eligible for Direct+® execution. Moreover, the Hybrid System allows specialists to develop proprietary algorithms to quote or trade on behalf of their dealer accounts. Exchange specialists can also place liquidity in the Display Book system at various prices in separate interest files, and may maintain undisplayed reserve interest on behalf of their dealer accounts for automatic execution (subject to certain minimum order size requirement). The rule changes also increase the availability of Direct+® by limiting the instances when the system is unavailable. The Hybrid System contains a number of other new features, including changes in priority rules, reserve files, changes in the Display Book System, and creation of new order types, including Auction Limit and Auction Market orders. Phase IV was completed as of February 27, 2007, including the implementation of immediate-or-cancel orders.  Phase IV of the Hybrid System completed the requirements for the New York Stock Exchange's Regulation NMS compliance.

The implementation of the Hybrid System, as it effects our NYSE Specialist operations effectively took place on December 1, 2006.  With the elimination of agency commissions and the switchover of all stocks to fully electronically accessible hybrid trading, the NYSE instituted the most significant change to the specialist business in history.  The resulting impact on operations was felt in December and continues through 2007.

The rollout of the Hybrid System has created significant challenges for entire specialist sector including VDM Specialists. It has resulted in interacting with fewer orders or different types of orders, which has affected the profitability of VDM Specialists’ business. The success or failure of the Hybrid System could also affect liquidity of the New York Stock Exchange market and could result in fewer orders in New York Stock Exchange listed stocks being sent to the New York Stock Exchange.

The success of our algorithmic programs will impact our future results.  Specialist participation rates, which measure the percentage of transactions the specialists interact with customer orders for their own trading account as a percentage of all transactional volume, have declined. VDM Specialist’s participation rates have declined 31.7% for the year ended December 31, 2006 compared to the year ended December 31, 2005.  Additionally, VDM Specialists participation rates have declined 50% for the first quarter of 2007 versus the first quarter of 2006.

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

Several factors indicate that the regulatory environment for VDM Specialists may be changing. First, in April 2004, the New York Stock Exchange entered into a settlement with the SEC for its alleged failure to properly monitor the New York Stock Exchange specialists. Under the settlement, the NYSE made certain regulatory undertakings, including audio and video surveillance pilot programs on certain stocks traded on the exchange. Second, in connection with the demutualization of the New York Stock Exchange, the regulatory operations of NYSE Group were transferred to a new subsidiary, NYSE Regulation, Inc., which has its own board of directors and management, and which is intended to operate to a significant degree of independence from the non-regulatory operations of NYSE Group. Third, the New York Stock Exchange and the NASD have indicated that various regulatory functions of these organizations will be combined in a single self-regulatory body. In January of 2007 VDM Specialists settled certain other investigations and reviews by the New York Stock Exchange including whether employees of VDM Specialists and other specialist firms engaged in trading outside the quote and whether employees of VDM Specialists inadvertently failed to timely display customer limit orders, with VDM Specialists agreeing to pay fines of $400,000 and $53,000.  In February of 2007, the NYSE censured and fined VDM Specialists $50,000 as a result of employees submitting misleading or inaccurate Floor Official approvals and failing to supervise the employees. The cumulative effect of these developments and potential developments could lead to a more intense regulatory environment for VDM Specialists and may increase legal and compliance costs.

In addition to the Netherlands and the United States, we currently have operations in the United Kingdom, Switzerland, France and Germany, where we trade on all major exchanges. We trade remotely on the Borsa Italiana, Canadian market, South Africa and the OMX Exchanges (comprising most Nordic and Baltic markets) and the SWX Swiss Exchanges. We also trade French stocks and French, Belgian and Italian fixed income instruments remotely from Amsterdam through Euronext and a number of other markets, of which we are not members, through third party intermediaries. We intend to expand our operations to other countries in the future. To continue expanding our services internationally, we will have to comply with the regulatory controls of each country in which we conduct business. The securities industry in all developed countries is heavily regulated. The varying compliance, capital and other requirements of these different regulatory jurisdictions and other factors may limit our ability to expand internationally. We are subject to minimum net capital requirements promulgated by the exchanges on which we operate.

Demutualization of the New York Stock Exchange

On March 7, 2006, the New York Stock Exchange completed its merger with Archipelago Holdings, LLC (“NYSE/Archipelago merger”) and its demutualization. As a result of the merger, VDM Specialists’ New York Stock Exchange memberships were converted into cash and shares of NYSE Group, Inc. (“NYSE Group”), see “Item 5. Operating and Financial Review and Prospects—(A) Operating Results—Recent Developments.” In relation to such conversion, VDM Specialists will no longer have the ongoing access rights to the New York Stock Exchange previously embodied in the seats. Instead, specialists and other floor members must compete in auctions for trading rights in order to maintain direct access to New York Stock Exchange’s trading facilities. Our trading activities will be hindered if we do not ascertain sufficient trading rights through such auctions. To reduce risk and uncertainty, and for its own business and competitive reasons, the NYSE set the fee for 2007 trading rights at $50,000 annually and signaled that it intended to maintain a reasonable cost and availability to those needing licenses.  There can be no assurance that the NYSE will maintain this accommodative posture in future years. The NYSE Memberships owned in whole or in part by VDM Specialists, have been converted into shares of NYSE Euronext subsequently.

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

On June 1, 2006, the New York Stock Exchange announced that it had entered into a merger agreement with Euronext. This merger was consummated on April 4, 2007. As a result NYSE/Euronext became the largest market in the world.  How the integration of trading on the NYSE and Euronext platforms will effect VDM Specialist operations is impossible to determine at this time.

Our revenues, operating results and cash flows depend on the volume and volatility of trading and our ability to translate trading volume and volatility to an increase in trading revenues on the securities markets on which we operate.

In 2006, we continued to experience a decline in the revenues and operating profit we earned. This decrease was in part the result of lower price volatility on those markets for a large portion of the year. These decreases resulted from a variety of influences, including decline of intraday volatility, lower participation rate for our NYSE specialist business, change of NYSE market structure (Hybrid) and decline of NYSE market share as percentage of consolidated volume. Any one or more of the following factors, most of which are beyond our control, could in future periods result in a continued decrease in our revenues and operating results, as was the case in the year ended December 31, 2006 compared with the year ended December 31, 2005:

•
a sustained decline in the level of intraday share price volatility; and a decreased ability to interact with customer order flow on the NYSE, the effectiveness of our newly developed algorithmic trading programs in profitably interacting with customer order flow;

•
persistent changes in the characteristics of New York Stock Exchange order entry, such as continued decreases in the average size of orders or the concentration of trading activity at the opening or close of the market; the full impact of the implementation of Regulation NMS and the NYSE Hybrid Market; the elimination of agency commission and their replacement with a NYSE “transaction fee”; and

•	change in market structure on the NYSE and our ability to act as specialist.

In addition, sustained decreases in profitability, when considered with other relevant factors, could result in the impairment of goodwill, as was the case in 2006, 2005 and 2004. The amount of such impairment was charged to income from operations in the period in which it was determined that the impairment had occurred. See “Item 5. Operating and Financial Review and Prospects—(A) Operating Results—Overview—Recent Accounting Pronouncements.”

We are subject to minimum net capital requirements promulgated by the exchanges on which we operate.

Each exchange on which we operate maintains its own set of net capital requirements with which our subsidiaries must comply. In particular, if our subsidiaries fail to comply with certain minimum net capital requirements, they may be subject to penalties and fines. For example, VDM Specialists is required to maintain minimum net capital equivalent to the greater of $250,000 (€185,832) or 2% of aggregate indebtedness computed in accordance with SEC Rule 15c3-3 under the Exchange Act. In addition, the New York Stock Exchange requires members who are specialists, such as our subsidiary, VDM Specialists, to maintain a minimum regulatory capital dollar amount to establish that they can meet their position requirements (the net liquid asset ("NLA") requirement) with their own liquid assets. As of March 31, 2007, the VDM Specialists NLA requirement was $121.2 million. NYSE Rules 104 and 123E outline the NLA requirements of specialist organizations. These rules deem qualified subordinated debt to be good regulatory capital towards the calculation of NLA.  VDM Specialists currently meets its NLA requirement with a combination of contributed equity capital by VDMH and the US minority members and with subordinated debt.  Any event that would trigger a default on the subordinated debt by VDM Specialists would put the firm at risk of failing to meet its NYSE NLA requirements.  While this risk was mitigated by the reduction in 2006 of NYSE NLA requirements, these requirements are still stringent and pose a risk to the business.

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

Specialists operating on the New York Stock Exchange and other exchanges are assigned the role of conducting the auction in a particular security. When assigned a particular security, the specialist firm agrees to specific obligations including maintaining, as far as reasonably practicable, fair and orderly trading in that security. In acting as a specialist, our subsidiary, VDM Specialists, for example, is subjected to a high degree of risk by having to support an orderly market, maintain inventory positions and refrain from trading under some favorable conditions. Our role as a specialist, may, at times, require us to make trades that adversely affect its profitability, while at other times we may be required to refrain from trading for our own account in circumstances in which it may be advantageous to do so. For example, VDM Specialists may be obliged to act as a principal when buyers or sellers outnumber each other. In those instances, we may take a position counter to the market, buying or selling shares to support an orderly market in the affected stocks. In order to perform these obligations, we hold varying amounts of securities in inventory. In addition, New York Stock Exchange specialists may not trade for their own account when public buyers are meeting public sellers in an orderly fashion and may not compete with public orders at the same price. The New York Stock Exchange may make their rules governing the specialist or similar function more stringent or may implement changes which could adversely affect our subsidiary’s trading revenues as a specialist or in performing similar functions. The requirement that specialist firms make a market in odd-lots(trades of less than 100 shares) in their assigned securities can create unprofitable situations in which the specialist firm is forced to trade unprofitably in fulfillment of this obligation.

We are subject to competition for new listings and the effects of industry consolidation, and our financial results will suffer if we do not compete effectively. Furthermore, the passage of the Sarbanes Oxley legislation has made it less attractive for many foreign issuers to list their shares on U.S. equities markets or to maintain their listings.

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

Financial markets are rapidly evolving and highly competitive. We expect competition to continue to intensify. We face competition from many firms varying in size and strategy. Large global financial institutions represent a significant group of our competitors. In addition, our current and potential competitors have established or may establish other co-operative relationships or may consolidate to enhance their services. This trend is evidenced in particular by the rapid consolidation among New York Stock Exchange specialists between 1996 and 2006. Currently, there are seven New York Stock Exchange specialists. Some of these specialists are owned by or affiliated with banking groups that have significantly greater financial resources than we do. In addition, new competitors may emerge and they may acquire significant market share. Some of our competitors also offer a wider range of services and products than we offer and have greater name recognition and more extensive customer bases. These competitors may be able to respond more quickly to new or evolving opportunities, technologies and customer requirements than we can, and may be able to undertake more extensive promotional activities. If we are unable to compete successfully, our future revenue and profit growth could be materially adversely affected.

In addition, the passage of the Sarbanes-Oxley Act in the United States Congress has made it less attractive for many foreign issuers to list their shares on U.S. equities markets, thus reducing the number of companies listing on the NYSE and increasing the attractiveness of foreign exchanges. The passage of the Sarbanes-Oxley Act also has reduced the attractiveness of a NYSE listing to non-U.S. issuers, which may make it more difficult for VDM Specialists to retain its existing listings of the securities of non-U.S. issuers.

Alternative trading systems and other execution venues could reduce the volume of trading on exchanges and therefore reduce the revenue from our trading activities on these exchanges.

In the US alternative trading systems and exchanges such as The Nasdaq Stock Market, Inc., regional exchanges and other trading venues that compete with the New York Stock Exchange for trades in New York Stock Exchange listed firms have reduced the levels of trading of exchange-listed securities executed on a securities exchange, such as the New York Stock Exchange. This, in turn, could have an adverse effect on our revenues. Over the past few years, a number of alternative trading systems, including electronic communications networks (ECNs,) have emerged which compete with the conventional markets by increasing the volume of trading in exchange-listed securities that occurs off the exchange in over-the-counter markets. Several national securities exchanges in the U.S. have also recently launched new trading platforms that will compete for trading volume in New York Stock Exchange listed stocks.

When two or more markets trade the same security, the effect is that liquidity is spread over those markets. This results in a given market becoming less liquid than it would otherwise be, which could negatively affect revenues earned from any individual market on which we trade, although it may also open arbitrage opportunities to us where we have trading access to both markets.

In recent years, NYSE market share has steadily eroded from 80.5% as of December 31, 2005, to 73.8% as of December 31, 2006, to 65.9% as of March 31, 2007. (The December 2006 and March 2007 NYSE market share includes volume executed on NYSE Arca, where VDM Specialists is not a specialist.  The December 2005 NYSE market share figure only includes volume executed on the NYSE floor.) While the NYSE has taken steps to try to halt this erosion, ultimately our continued success will depend on customers maintaining their acceptance of the NYSE as the most desirable trading venue and continuing to send their orders to the NYSE.

In Europe we expect by the end of 2007 new legislation set out by the Market in Financial Instruments Directive (MiFID) which can lead to a more fragmented market place. This new legislation could have a negative impact on volumes on major European exchanges. Therefore alternative execution venues, could under MiFID, attract substantial volume in European listed securities. If we cannot connect to one of these venues on a competitive basis, this could have an adverse effect on our revenues. Similar new systems, platforms or other execution venues may continue to be developed and placed in operation and existing systems may increase their share of transactions.

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

We are incorporated under the laws of the Netherlands, and the members of our supervisory board and the members of our executive board are residents of jurisdictions outside the United States. As a result, it may not be possible for you to affect service of process within the United States upon us or these persons, or to enforce against us or these persons in courts in the United States, judgments of these courts predicated upon the civil liability provisions of United States securities laws. In addition, it is not clear whether a Dutch court would impose civil liability on us, members of our supervisory board or members of our executive board in an original action based solely upon the federal securities laws of the United States brought in a court of competent jurisdiction in the Netherlands. Dutch law, furthermore, does not recognize a shareholder’s right to bring a derivative action on behalf of a company in which he is a shareholder.

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

Item 4. INFORMATION ON THE COMPANY

(A) History and Development of the Company

We were incorporated under the name Van der Moolen & Co. on July 1, 1892 to serve as a hoekman (a function similar to that of a New York Stock Exchange specialist) on the Amsterdam Stock Exchange. We remained exclusively a hoekman for Dutch equities and bonds until 1978, when we began trading derivatives as well. Since then we have continued to expand both organically and through acquisitions which have strengthened our operations and allowed us to enter additional geographical or product markets.

Our business was originally organized in the form of a general partnership. On December 10, 1986, our business was transferred to a newly incorporated limited liability company (effective approval of the proposal to incorporate was issued on December 8, 1986 under number N.V. 312.008). We listed our shares on the Amsterdam Stock Exchange (subsequently Euronext) shortly thereafter, and listed our shares in the form of American Depositary Shares on the New York Stock Exchange on October 18, 2001. Our corporate seat is in Amsterdam, the Netherlands, and we continue to operate under the laws of the Netherlands. Our principal office is at Keizersgracht 307, 1016 ED Amsterdam, the Netherlands and our telephone number is +31 20 535 6789.

On January 2, 2006, we acquired 100% of the share capital of Curvalue Beheer B.V. and its subsidiaries (together “Curvalue”). Curvalue was founded in March 1991 and has become one of the leading independent trading and broker/dealer houses in Europe. The company focuses mainly on the European derivative exchanges as a specialist. In 2005, Curvalue launched the internet broker ‘OnlineTrader’, which provides professional clients with direct access to the futures and options markets. The primary reasons for the acquisition of Curvalue are stated below:

•	Diversification of revenue

•	Realization of our European growth strategy

•	Curvalue significantly strengthens our European operations

•	Combination will implement Curvalue’s proven business model in screen based trading on the United States’ electronic derivatives markets

•	The combination of both companies aligns with recent developments of exchanges towards more electronic-based trading

The results of Curvalue are included in our Consolidated Statement of Income as of January 2, 2006.

The consideration for this acquisition comprises an initial cash payment of €5.0 million and 3,803,509 common shares in Van der Moolen Holding N.V. (‘VDM shares’) issued on the date of acquisition (‘closing’), being January 2, 2006. The additional earn-out consisted of two payments: a maximum amount of € 10.4 million in cash and a maximum number of 1,920,964 VDM shares due approximately five months and one year after closing of the transaction; and a maximum amount of € 10.4 million in cash and a maximum number of 1,920,964 VDM shares due approximately seventeen months and two years after closing of the transaction. The amount of the earn-out payments is dependent upon the profitability of Curvalue in 2005 and 2006 relative to pre-established profit targets. On January 2, 2007 the first part of the earn-out was settled. The payment consisted of 1,920,964 VDM shares and an amount of €940,679. Furthermore, as part of the second part of the earn-out, we will issue 1,175,965 shares in 2008.

The cost of the acquisition comprises the fair value of the VDM shares issued on January 2, 2006 at a share price determined by the average quoted price of VDM shares in the period two days before and after the measurement date of October 12, 2005, the initial cash payment of €5.0 million, the cash earn-out payment in respect of the year 2005, and the number of issuable shares arising from the 2005 and 2006 earn-out and costs directly attributable to the business combination.

The issuable shares arising from the 2005 and 2006 earn-out are based on the average quoted price of VDM shares in the period two days before and after the measurement date of respectively December 31, 2005 and December 31, 2006. The VDM shares issued and issuable with respect to this transaction have selling restrictions of two to four years.

On July 24, 2006 we acquired a call option for the securities portfolio of Hills Independent Traders Ltd ('HIT') for an amount of GBP 3 million (€4.4 million), representing the fair value of the securities portfolio at that moment. On October 31, 2006 the purchase of the business and assets as specified in the Asset Purchase Agreement, together with the assignment of the portfolio contracts and the transfer of the portfolio contracts, was completed. As of July 25, 2006 the results of HIT are being included in our Consolidated Statement of Income.

HIT's activities include proprietary derivatives trading and corresponding underlying values in London. These activities fit well with our mid-term growth strategy of expanding our facilitating role as global liquidity provider on all major electronic derivatives exchanges.

During the second quarter of 2007, we have increased our interest in VDM Specialists from 75% to 84.4%, as a result of reductions in staff and a reallocation of the interests in VDM Specialists between us and the minority partners.  Furthermore, we entered into an option agreement with the minority partners in VDM Specialists to acquire the remaining 15.6% interest.  The option agreement gives us the right to purchase the 15.6% interest from the minority partners in VDM Specialists for an amount of $8.3 million on or before June 30, 2009. The option agreement also gives the minority partners the right to sell their 15.6% interest in VDM Specialists to us at June 30, 2009 for an amount of $8.3 million.  As a result of the option agreement 100% of the results of VDM Specialists are included in our results as from April 1, 2007.

(B) Business Overview

Our Company

We are a securities trading firm, principally engaging in trading equities, derivatives, equity index options, futures, exchange traded funds ("ETF") and bonds on many of the leading securities exchanges in the United States and Europe. We function as a low cost liquidity provider, providing liquidity in different time zones on exchange floors and electronic trading systems through our role as specialist or proprietary trader/market-maker. We are acting as a counterparty to market professionals such as banks and brokerage firms.

For a description of our principal capital expenditures and divestitures, please see “Item 5. Operating and Financial Review and Prospects—(B) Liquidity and Capital Resources—Capital Expenditure.”

Our Key Strengths

We believe that our historical and future success as a securities and option trading firm in the United States and Europe is, and will continue to be, based on the following factors:

Diversified trading operations. Through subsidiaries in the United States, Germany, Switzerland, the United Kingdom and the Netherlands, we trade on some of the world’s leading securities exchanges, including the New York Stock Exchange, the Deutsche Börse, the London Stock Exchange, Swiss Exchange, Euronext, the Borsa Italiana and the OMX Exchanges. This has allowed us to develop insights into, and knowledge of, how to optimize trading performance on each of the exchanges on which we operate. Our activities are diversified in terms of instruments traded, since our subsidiaries trade equities, equity-related options, futures or fixed income instruments in a number of markets. We are also able to take advantage of past experience when considering how best to enter a new market or trade a new product.

New York Stock Exchange Specialist. As measured by the number of common stock listings on December 31, 2006, we operate as a leading specialist on the New York Stock Exchange, with a market share of 12.0% of the issuers listed on the exchange at that date. Our specialist book includes three components of the Dow Jones Industrial Average index, seven components of the Standard & Poor’s 100 Index and 44 components of the Standard & Poor’s 500 Index. As a specialist on the exchange, we are assigned to maintain the market in the specialist stocks we represent. Nonetheless, the dramatic changes in the structure of our capital markets, particularly as they relate to the trading floor of the NYSE, as a result of the implementation of Regulation NMS and developments in the NYSE's trading systems rules and fee structure, are having and will continue to have a significant impact on our business.  The increased speed at which trading takes place have reduced the amount of human interaction and have forced us to rely more heavily on the effectiveness of our computer algorithmic trading programs for interaction and profitability.  This has resulted in a significant reduction in our staffing levels and a far greater reliance on technology.

Trading operations in Germany, Switzerland, the United Kingdom and the Netherlands. Through our German and Swiss office we trade German and Swiss instruments, while our U.K. operation trades actively in British shares and derivatives. In the Netherlands, we trade equities, derivatives, futures and fixed income instruments on Euronext, as well as equities and derivatives in a number of other European markets and ADSs that are traded on U.S. exchanges. By leveraging the expertise we have developed in these markets, we have been able to increase the number and types of products that we trade, as well as to expand our remote-trading operations to other exchanges in Europe.

Experienced and successful team of traders. We devote substantial resources to training and retaining our skilled and experienced team of traders. We seek to instill our traders with our disciplined trading and risk management policies. We believe this results in a strong corporate culture, fosters employee retention and enhances our ability to attract new talent.

Our Strategy

Global trading firm

Our strategy is to become a global firm active in three time zones focusing on the following activities: liquidity provider, execution brokerage, electronic brokerage, exchange investments and possible other investments services that correlate with our current business. For the coming year, our priorities are reorganizing and restructuring our US specialist business model, building out our European trading into other major markets where VDM does not yet have a presence and expand our brokerage activities into the US and European markets.

With the right technology in place, we are optimistic that our NYSE franchise can have a chance for success in the new environment. Expansion of automated execution will level the playing field with Electronic Communication Networks (“ECNs”) and other execution venues, giving investors the choice of instantaneous direct order matching or price improvement through the specialist. We expect that the Hybrid model will create opportunities for new trading strategies as well as cost savings.  Initial staff reductions and a sharp reduction in overall overhead levels have been essentially completed in the first part of 2007 and we are continuing to introduce improved evolutionary releases of our algorithmic trading programs. We anticipate that further improvements to our front-end and NYSE systems may permit further efficiencies and reductions in staff.

We will further build on our significant presence in European futures and options market making service, providing additional capital to this activity and seeking additional primary market making assignments. We will also expand our trading activities into new equity and derivatives markets with the launch of US electronic market making on regulated exchanges.

OnlineTrader, our direct access brokerage service launched by Curvalue in 2005, combines the efficiency and immediacy of electronic direct access to exchanges with voice brokerage support for complex or difficult transactions. We intend to increase OnlineTrader’s customer base and its connectivity to additional securities and commodities exchanges in stages over the next two years. Subject to resolution of European regulatory issues, our long-term aim is to seize opportunities for in-house matching of OnlineTrader’s order book for customer orders and principal trading in order to realize savings in exchange, clearing and brokerage fees. OnlineTrader currently connects to the following exchanges: Euronext (Amsterdam and Paris), Xetra, Euronext.Liffe (Amsterdam, London and Paris), Eurex Frankfurt, Eurex Zurich, CME, Chicago Board of Trade (“CBOT”), NYMEX and the Intercontinental Exchange (“ICE”). See “Item 3. Key Information—(D) Risk Factors.”

Our Business

We categorize our businesses geographically into three segments: US Trading, European Trading and Holding and unallocated, which are comprised of subsidiaries located in the United States and Europe. Within each subsidiary activity categorization is made based upon the nature of services provided.  Our subsidiaries function largely on an autonomous basis, subject to our centrally established and monitored risk management and financial oversight. This structure allows us to incentivize the management and traders at our subsidiaries based on the operating performance of activities under their direct control. For changes in our group structure over the past three financial years see “Item 5. Operating and Financial Review and Prospects—(A) Operating Results.”

Our subsidiaries generate revenues primarily by taking proprietary positions, either as agent or principal. They are compensated for agency services by commission charges, while their principal activities generate revenues from the difference between purchase and sale prices earned trading numerous times against counterparties over the course of a trading day. Accordingly, our revenues are largely driven by the turnover and volatility of trading on the markets in which our subsidiaries operate. Increased turnover results in additional opportunities for our subsidiaries to trade, while increased volatility typically provides them with more opportunities to change their quotes or posted prices, thereby capturing trading interest. Both turnover and volatility have been affected in recent years in the United States and Europe by a variety of factors, including:

•	the number of households investing in stocks;
•	changes in the amount of assets managed through retirement plans, mutual funds, annuity and insurance products, index funds and other institutional investment vehicles;
•	the increased popularity and use of computerized trading, hedging and other derivative strategies;
•	higher equity portfolio turnover by individuals and institutional investors as a result of lower commission rates and other transaction costs; and
•	Introduction of electronic trading.

These factors have, in turn, been relatively influenced by low interest rates in the United States and Europe and, more recently, by market turbulence.

US Trading

VDM Specialists

VDM Specialists is our largest subsidiary and is the sole component of our VDM Specialists business segment on the New York Stock Exchange. It is currently the designated specialist in respect of 432 listed issues (including common stock, preferred shares and closed-end funds). For the year ended December 31, 2006, VDM Specialists, in which we then held a 75% interest, accounted for €77.1 million, or 51.2% of our total trading revenues. During the second quarter of 2007, we have increased our interest in VDM Specialists from 75% to 84.4%, as a result of reductions in staff and a reallocation of the interests in VDM Specialists between us and the minority partners.  Furthermore, we entered into an option agreement with the minority partners in VDM Specialists to acquire the remaining 15.6% interest.  The option agreement gives us the right to purchase the 15.6% interest from the minority partners in VDM Specialists for an amount of $8.3 million on or before June 30, 2009. The option agreement also gives the minority partners the right to sell their 15.6% interest in VDM Specialists to us at June 30, 2009 for an amount of $8.3 million.  As a result of the option agreement 100% of the results of VDM Specialists are included in our results as from April 1, 2007.

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

Specialist activities

The New York Stock Exchange is currently the largest securities market in the world in terms of capitalization and trading volume. The market capitalization of all shares (excluding closed-end funds) listed on the New York Stock Exchange, increased from approximately $11.7 trillion at December 31, 1997 to approximately $25.0 trillion on December 31, 2006. During that period, the number of issues listed on the New York Stock Exchange decreased from 2,870 at the end of 1997 to 2,764 at the end of 2006 as a result of de-listings and mergers offsetting new listings and spin-offs. The U.S. market for equity securities has experienced significant growth in trading volumes, as evidenced by the increase in average daily trading volume on the New York Stock Exchange from 1.9 billion shares in 2004 to 2,3 billion shares in 2006.

Historically, most trading of securities on the New York Stock Exchange was conducted through a continuous auction process in which open bids to buy and open offers to sell are made by New York Stock Exchange members, acting as principals for their own accounts or as agents for institutions or individual investors. In the “traditional” New York Stock Exchange market, buy and sell orders meet directly on the trading floor through this auction process, and prices were determined by the interplay of supply and demand. The auction process for each security was managed by one specialist for that security. The specialist is a member broker-dealer who has been granted the exclusive role to conduct the auction in order to maintain a fair and orderly market in its specialist stocks. Under the Hybrid Market, recently adopted by the NYSE, an increasing number of orders are submitted to the New York Stock Exchange electronically. However, the trading floor will remain in place and allow floor brokers to interact with specialists in order representation, entry and execution.  While this represents a dramatic change in the way business is done, the specialist, using a combination of electronic algorithmic program trading together with manual interaction by the specialist on the trading floor (hence the name Hybrid) should be able to offer customers a superior execution for all size trades under all market conditions.

Specialist firms conduct their business at specific trading posts located on the floor of the New York Stock Exchange. While New York Stock Exchange specialists receive orders for trades from brokers on the floor of the New York Stock Exchange, the vast majority of orders are routed through the New York Stock Exchange’s electronic order routing systems. Since each specialist firm runs the auction in its specialist stocks, it receives bids and offers in its specialist stocks on the New York Stock Exchange floor and through electronic systems, and thereby monitors the NYSE systems as they gather orders to price its stocks appropriately. The introduction of NYSE Hybrid has greatly speeded this process and only through the introduction of proprietary algorithmic trading programs and systems have the specialists enabled themselves to continue to interact with orders at this new pace of trading.

The commercial attraction of acting as a specialist on the New York Stock Exchange is that it results in a regular flow of orders to the specialist firm against which it may trade. While the value of a centralized franchise still exists, the required investment to maintain that value through this transition period has been substantial and continued development costs will continue for some time.

In connection with the demutualization of the New York Stock Exchange, access to trading rights on the floor of the New York Stock Exchange is purchased by specialist and floor broker firms in an annual auction. Previously, perpetual trading rights were attached to ownership of the New York Stock Exchange, although these rights could be, and frequently were, leased from owners.

Specialist firms compete for the right to act as specialists for stocks through an allocation process organized by the New York Stock Exchange. As part of this process, the New York Stock Exchange’s allocation committee selects three to five potential specialist firms that it deems suitable for the stock, based on criteria specified by the listing company. The listing company may choose to have the committee select a specialist on its behalf or it may choose to interview each specialist firm identified by the allocation committee and select the winning firm itself. As mentioned above, the New York Stock Exchange had submitted to the SEC SR-NYSE-2007-47, a proposed rule change that will, if approved by the SEC as proposed, affect the allocation process. If SR-NYSE-2007-47 is approved by the SEC, the New York Stock Exchange will place an immediate moratorium on the administration and use of the Specialist Performance Evaluation Questionnaire, or “SPEQ.” which currently comprises 25% of the criteria used by the Allocation Committee in allocating stocks to specialists.  The moratorium would also extend to SuperDot turnaround for orders received because, as a result of the Hybrid Market, such turnaround is no longer considered an objective measure of a specialist’s performance.  During the moratorium the New York Stock Exchange will analyze specialist functions within the Hybrid Market and determine which objective criteria accurately assess and measure specialists’ performance.  The New York Stock Exchange will submit a proposal to the SEC no later than August 1, 2007 to amend Exchange Rules governing allocations of securities to specialists. See “Item 3. Key Information (D) Risk Factors—We depend significantly on revenues from our specialist activities for a small group of companies listed on the New York Stock Exchange, and the loss of any of them could reduce our revenue.”

When assigned a particular stock, the specialist firm’s role is to maintain, as far as practicable, fair and orderly trading in its assigned stocks. This means that trading in the assigned share will have reasonable depth and price continuity so that, under normal circumstances, a customer can buy or sell a stock in a manner consistent with market conditions. A specialist firm historically helped market participants achieve price improvement on their trades because the best bids and offers were discovered through the auction process and were found on the NYSE the vast majority of the time. In any given transaction, the specialist firm may act as:

•	an auctioneer by setting opening prices for its specialist stocks and by matching the highest bids with the lowest offers, permitting buyers and sellers to trade directly with each other;
•	a facilitator bringing together buyers and sellers who are unaware of each other’s interest in order to execute a trade which would not otherwise occur;
•
a manager of the central electronic repository for broker-dealers who wish to enter orders and execute transactions as instructed by their customers (typically, these orders are limit orders entrusted NYSE and transmitted to the electronic specialist book at the trading post at prices above or below the current market price); or

•	a principal using its own capital to buy or sell stocks for its own account.

The specialist firm’s decision to buy or sell shares of its specialist stocks as principal for its own account may be based on obligation or inclination. For example, the specialist firm may be obliged to buy or sell its specialist stock to counter short-term imbalances in the prevailing market, thus helping to maintain a fair and orderly market in that stock. At other times, the specialist firm may be inclined to buy or sell the stock as principal based on its perception of attractive opportunities to make profitable trades. A specialist firm’s trading for its own account (and for the account of certain related and associated persons) on the NYSE is limited by various general standards, including a requirement that such dealings be “reasonably necessary to permit such specialist to maintain a fair and orderly market or to act as an odd-lot dealer in such security.” There are numerous technical rules that govern specialist trading and the specialist’s use of specific features of the NYSE’s systems in particular situations.

In actively-traded stocks, the specialist firm continually buys and sells its specialist stocks at varying prices throughout each trading day. The specialist firm’s goal and expectation is to profit from differences between the prices at which it buys and sells these stocks through the use of its own capital, while adding liquidity to the market and facilitating execution of customer orders at prices that are better than the customer would have achieved had the specialist not been there. In fulfilling its specialist obligations, however, the specialist firm may, at times, be obliged to trade against the market, which is likely to result in unprofitable trades. In addition, the specialist firm’s trading practices are subject to a number of restrictions, as described in “Item 4. Information on the company—(B) Business Overview—Regulation—The United States.”

In addition, specialists had traditionally received commissions for handling transactions in a security as agent. On December 1, 2006, these commissions were eliminated and replaced by a “transaction fee” paid to the specialist firm by the NYSE. To date these fees have been fixed. The NYSE has recently extended its current transaction fee program through the end of August 2007.  It has indicated an intention to modify their fee to an unspecified “variable” basis thereafter.  However, there can be no assurance that they will do so or that any transaction fee will exist in the future. Since inception in December 2006, these fees have represented approximately 50% of the amount previously derived from agency commissions at VDM Specialists.

The majority of trades and dollar volume in New York Stock Exchange-listed stocks takes place on the New York Stock Exchange. Trades in New York Stock Exchange-listed stocks are also generally affected as follows:

•	some stocks are traded on multiple exchanges, such as regional exchanges, Electronic Communication Networks and non-U.S. exchanges, and trades take place on those exchanges; and
•	both New York Stock Exchange members and non-members may trade New York Stock Exchange-listed stocks off the New York Stock Exchange in the over-the-counter market.

In recent years, NYSE market share has steadily eroded from 80.5% as of December 31, 2005, to 73.8% as of December 31, 2006, to 65.9% as of March 31, 2007. (The December 2006 and March 2007 NYSE market share includes volume executed on NYSE Arca, where VDM Specialists is not a specialist.  The December 2005 NYSE market share figure only includes volume executed on the NYSE floor.) While the NYSE has taken steps to try to halt this erosion, ultimately our continued success will depend on customers maintaining their acceptance of the NYSE as the most desirable trading venue and continuing to send their orders to the NYSE.

The growth of trading volume on the New York Stock Exchange in the 1990s increased the demands upon specialists, and subsequent declines have not greatly alleviated these demands. The size of orders decreased during this same period due to so-called smart order routing programs and as a result, specialists are required to execute a greater number of trades in a shorter period of time in order to fulfill their obligations. In addition, specialists are often called upon to take larger positions in their specialist stocks. The specialist industry has experienced a period of consolidation over the past decade, with the number of specialist firms on the New York Stock Exchange having declined from 37 as of December 31, 1996 to seven as of December 31, 2006. These factors, in addition to the rising cost of necessary investments in technology, have increased all specialists’ capital commitments. The implementation of Regulation NMS has resulted in a significant increase in technology costs per early 2006.  These additional costs were not matched by efficiency benefits until the first quarter of 2007.  As a result we suffered higher costs without the ability to reduce staff and overhead for much of 2006.

Business activities.

As of December 31, 2006, VDM Specialists had 49 specialists, each of whom were members of the New York Stock Exchange and 36 of whom were partners of the firm. These specialists act on behalf of listed companies that operate in a variety of industries, including financial services, media, oil and gas, retail, technology, pharmaceuticals and telecommunications. As of December 31, 2006, VDM Specialists served as a specialist for 432 issues (including common stocks, preferred stocks and close-end funds), or approximately 12.0% of the issuers listed on the New York Stock Exchange, including three of the 30 companies comprising the Dow Jones Industrial Average at that date and 44 of the companies included in the Standard & Poor’s 500 Index. Of our 377 common stock specialist assignments, 25 were for Canadian issuers and 54 were for other non-U.S. issuers.

The following is a list of the 20 largest listed companies, by common stock capitalization, for which VDM Specialists had the specialist assignment at the New York Stock Exchange closing of December 31, 2006 in order of their respective global market capitalizations (in $ millions):

Company	Market Cap	Company	Market Cap

Pfizer Inc	$186,751	Eli Lilly & Co	$58,956
UBS AG	$126,998	Mittal Steel Co N.V.	$58,728
Banco Santander Central Hispano SA	$116,705	Manulife Financial Corp	$52,196
Hewlett-Packard Co	$112,070	Repsol YPF SA	$42,120
E.ON AG	$93,814	Duke Energy Corp	$41,688
Canon Inc	$75,459	Veolia Environnement	$30,917
Walt Disney Co	$70,886	Canadian Imperial Bank of Commerce	$28,345
Wyeth	$68,574	Novo-Nordisk A/S	$28,180
SAP AG	$67,296	Fiat SpA	$23,950
Royal Bank of Canada	$61,039	Stryker Corp	$22,439

__________
Source: Bloomberg.

During 2006, VDM Specialists was selected to act as the specialist for Fidelity National Information Services, Ternuim SA, Enterra Energy, Stage Stores Inc., Tronox Incorporated, Banco Macro Bansud, Tim Hortons Inc., Sealy Corporation, Delek US International Inc., J. Crew Group Inc., Bema Gold Corp., WNS Holdings Ltd, Medifast Inc., Mindray Medical Intl Ltd., Armstrong World Industries, Vaalco Energy Inc., First Mercury Financial Corp., KBW Inc., ACA Capital Holding Inc., Hertz Global Holdings Inc., Spirit Aerosystems Holdings and Under Armour Inc.

Like other New York Stock Exchange specialist firms, VDM Specialists is also assigned specialist roles in so-called “special purpose products,” such as corporate bonds. This activity is minor compared to its New York Stock Exchange equity business. VDM Specialists currently clears its specialist activities through a third party.

U.S. Options Business

VDM Trading, LLC, ("VDM Trading") an affiliate of VDM Specialists, is a remote market-maker in equity options traded on the CBOE. VDM Trading’s electronic options market-making system is complemented by an institutional sales arm, which offers listed equity and index options to institutional customers. Additionally, the firm is a Lead Market Maker on NYSE Arca.   VDM Trading ceased its market making activities on the floor of the CBOE in May 2007.

Other Trading Business

VDM Capital Markets, LLC, an affiliate of VDM Specialists, LLC, is a member of CBOE and ISE.  This company trades equity securities as a Designated Primary Market Maker on the CBOE and it has a proprietary Exchange Traded Funds ("ETF") trading desk.

Investments in Exchanges

Van der Moolen has a 10% ownership interest in the CBOE Stock Exchange, LLC and it owns a small (less than 3%) ownership interest in the ISE Stock Exchange, LLC.

European Trading

We trade equities, derivatives, equity index options, futures, exchange traded funds, warrants and fixed income instruments from Amsterdam, Cologne, Zug, London and Paris. Together, these operations accounted for 71.3 million, or 47.3%, of our total trading revenues for the year ended December 31, 2006. The activities of these subsidiaries may be summarized as follows:

	Operating Unit	Primary instruments	Exchange memberships

Amsterdam	Van der Moolen Effecten Specialist Amsterdam Branch	Equities, Exchange Traded Funds ("ETF")	Borsa Italiana, Euronext, Deutsche Börse, Helsinki S.E.,Virt-X/SWX, Eurex
	Van der Moolen Obligaties	Bonds	Euronext, Borsa Italiana
	Van der Moolen Financial Services (OnlineTrader)	Equities, Derivatives, Futures	Electronic broker service
	Van der Moolen Financial Services	Equities, Options	Euronext.liffe
	Curvalue Amsterdam	Derivatives, Futures, PMM, CMM	Euronext.liffe, Eurex, Eurex US, Xetra, Chicago Board of Trade ("CBOT")
Cologne	Van der Moolen Effecten Specialist Cologne Branch	Equities, Derivatives, ETF	Xetra, Borsa Italiana, Euronext, Deutsche Börse, Helsinki S.E., Virt-X/SWX, Eurex
Zug	Van der Moolen Effecten Specialist Swiss Branch	Equities, Derivatives, ETF	Eurex, Virt-X/SWX, Xetra
London	Van der Moolen Holding UK	Equities	London Stock Exchange, Euronext, Euronext.liffe, Virt-X
	VDM Equities (HIT)	Derivatives	Euronext.liffe
Paris	Van der Moolen Financial Services (OnlineTrader)	Back-office support

Although they operate largely independently of each other on a day-to-day basis, all trading units are broadly similar, engaging in intraday equity proprietary trading and option market making especially in the more liquid segments of the markets in which they operate. They also engage in Exchange Traded Funds ("ETF") and American Depository Receipts ("ADR") arbitrage between shares and their corresponding ADSs or underlying instrument.

The liquid segments of the markets where these subsidiaries are active are order-driven markets, which means they lack an official liquidity provider, and all orders entered into the markets’ central limit order books interact freely with each other. All the European markets on which our subsidiaries trade (with the exception of the Frankfurter Wertpapierbörse) are fully electronic, without physical trading floors, and our subsidiaries make use of this feature to trade in some markets remotely—as, for example, when Van der Moolen Effecten trades on the OMX Exchanges without a physical presence in any of the nations included within the OMX network. All our trading subsidiaries earn their revenues primarily by trading as principals in the central limit order books of the exchanges where they are active, although arbitrage between shares or other products traded on multiple markets, either within Europe or between Europe and the United States, is also an important activity.

For the year ended December 31, 2006, the London Stock Exchange was the largest European equity market by capitalization, followed in descending order by Euronext, Deutsche Börse, SWX Swiss Exchanges, the Borsa Italiana and the Spanish Stock Exchanges.

We trade fixed income instruments from our subsidiary in Amsterdam. This unit, Van der Moolen Obligaties, makes markets in Dutch and selected French, Italian and Belgian fixed income issues traded on Euronext. Its primary activity is to provide liquidity in these bonds to banks and brokers so they can fill retail order flow. Van der Moolen Obligaties’ revenues are partly derived from commissions and partly from gains on principal transactions.

Curvalue

On January 2, 2006, we acquired Curvalue, a Dutch incorporated broker-dealer in derivatives. See “Item 4. Information on the company—(A) History and Development of the company.” Curvalue was founded in March 1991 and is an independent trading and broker/dealer group in Europe. Curvalue has an in-house software platform, developed and maintained by, among others, its own software engineers who are working for the company for many years. This enables fast adaptation to new exchanges and changes in requirements by existing exchanges. It also allows Curvalue to be at the forefront of placing quotes in the market and picking up volumes. Curvalue is active on the global equity and derivative exchanges in the following three business activities:

Options specialist: Curvalue holds 45 options specialist licenses on Euronext LIFFE and 17 on Eurex. Curvalue electronically inputs quotes to the Options and Futures markets at a predefined spread for assigned options series throughout each trading day to guarantee liquidity in the stock option. Curvalue specializes as a Primary Market Maker (“PMM”) and Competitive Market Maker (“CMM”).

Futures Trading: Curvalue trades bond and index futures for its own account and risk on the exchanges of Amsterdam, London, Paris and Germany. Positions taken in the futures market are for the large part on an intraday basis.

Brokerage: Curvalue also engages in professional voice brokerage and electronic execution-only brokerage. Voice brokerage is an access point for institutional and professional traders. At present, this activity provides third parties with execution access to all major European equity and derivative markets and the CBOE and CME. The customers of this service are solely European at present.

Hills Independent Traders

On July 24, 2006 we acquired a call option for the securities portfolio of Hills Independent Traders Ltd ('HIT'). On October 31, 2006 the purchase of the business and assets was completed. As of July 25, 2006 the results of HIT are being included in our Consolidated Statement of Income. See “Item 4. Information on the company—(A) History and Development of the company.”

HIT's activities include proprietary derivatives trading and corresponding underlying values in London. These activities fit well with our mid-term growth strategy of expanding our facilitating role as global liquidity provider on all major electronic derivatives exchanges. HIT has currently 16 traders and is mainly active on Euronext LIFFE.

Holding and Unallocated

We classify as “Holding and Unallocated” revenues and expenses generated by miscellaneous activities and Holding Company activities, including the results from hedging certain currency exposures. Revenues in this category were nil for the year ended December 31, 2006.

Technology

Technology is critical to the continued success of our operations. On December 31, 2006, 45 of our 446 employees were dedicated to the development and maintenance of our technology.

Our primary systems vary locally, as they must conform to local market infrastructure as well as the individual subsidiary’s requirements. Therefore, the primary responsibility for overseeing the integrity of these systems rests with each of our subsidiaries, although we coordinate and oversee the integration of these systems throughout the group. In New York, VDM Specialists’ primary systems are currently comprised of the New York Stock Exchange-supplied specialist trading terminals and position reporting system terminals. The New York Stock Exchange terminals are located on the trading floor and in VDM Specialists’ offices, and allow it to monitor its trading profits and losses as well as its positions. VDM Specialists has also developed software that allows it to monitor profits, losses and trading positions, on the basis of New York Stock Exchange feeds, in the event that New York Stock Exchange-provided systems fail. The specialist operation has also completed its Hybrid technology and has fully implemented the Hybrid system on the floor.  All trading (algorithmic, manual) that is transacted by the specialist will interact with our algorithmic model. These systems will also give the New York operation the ability to interact in an electronic marketplace, enhance risk management, and grow the business in other marketplaces. Similar reporting systems have been constructed based on data feeds from the clearing banks that work with our other subsidiaries. Together, these systems allow our subsidiaries to monitor, on a real-time basis, their profits and losses along with their trading positions on all of the exchanges on which they trade.

We have back-up disaster recovery systems, which operate as mirror images of our primary computer systems in New York. We have a direct connection between the primary and back-up systems that we utilize to back-up our trading systems on an hourly basis and our trading data at the end of each day. We have stress tested our systems to ensure that an increase in trading volume will not affect performance. To further mitigate our risk, we have outsourced our U.S. clearing operations to Goldman Sachs (GSEC).  GSEC assumes full responsibility as custodian of all trade data that emanates from our US trading activities. We are in receipt of this data daily on a T+1 basis and perform reconciliations against our General Ledger. In Europe, our trading systems are mirrored by back-up systems in real-time. We have not experienced any material system failure to date.

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

Under New York Stock Exchange rules, a specialist has a duty to maintain, as far as reasonably practicable, a fair and orderly market in its specialist stocks. In order to fulfill its obligations, the specialist must at times trade for its own account, even when doing so may adversely affect the specialist’s profitability. In addition, under some circumstances, the specialist is prohibited from making trades as principal in its specialist stocks. As part of the price discovery mechanism implemented by the New York Stock Exchange, most trade executions (including those to which a specialist is a party) are published immediately on the "consolidated tape" and broadcast to the general public.

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

While the implementation of the NYSE Hybrid System has substantially affected the way in which the NYSE oversees the process of trading, the basic principles remain intact.  The specialist is no longer considered the “agent” for customer orders and the way in which many orders are displayed and what information is available to the specialists have been significantly modified. Trading rules have been modified to accommodate the realities of speed and electronic execution but the specialist still bears significant responsibility for overall market quality, although on continually evolving criteria.

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

•	The specialist no longer charges commissions. The specialist firm currently receives a "transaction fee" directly from the NYSE for providing market making services.
•
Except in certain circumstances, the specialist may not, without permission from a New York Stock Exchange official, initiate certain “destabilizing trades” as defined in the New York Stock Exchange Rules, for its own account which might cause the stock price to rise or fall. The stabilization rules as well as many others are undergoing significant review to update them based on today’s market structure. The SEC has made certain rule changes and is conducting certain Pilot Programs that modify trading in certain stocks and allow destabilizing trades by specialists and short sales on destabilizing “ticks” as well. On May 10, 2006, the New York Stock Exchange submitted to the SEC proposed rule change to allow specialists to effect proprietary transactions on a destabilizing basis for their own account when the trades are effected at a price that matches the current national best bid or offer. Additional modifications of many trading rules have been implemented to reconcile the rules with the new Hybrid Trading System.

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

Certain trading restrictions also apply to an “approved person” (as defined by the New York Stock Exchange Rules to include, generally, an affiliate of the specialist) associated with the specialist. For example, a specialist may not effect any transaction in the specialist stock for the account of an approved person unless the transaction is reasonably necessary to permit the specialist to maintain a fair and orderly market. Any transaction in the specialist stock for the benefit of an approved person associated with the specialist must also be for investment purposes and effected in a stabilizing manner. In addition, an approved person may not originate orders in a specialist stock of an associated specialist for any account over which it has investment discretion. Moreover, an approved person associated with a specialist may only trade in options or single stock futures overlying the specialty stock for hedging purposes only. An approved person and the associated specialist would be exempt from most of these trading restrictions if the specialist and the approved person follow the guidelines set forth under New York Stock Exchange Rule 98, which include the specialist and approved person having organizational and management separation, information barriers and a written approval from the New York Stock Exchange that the approved person and the specialist are in compliance with the guidelines.

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

As a registered broker-dealer, VDM Specialists is subject to the Currency and Foreign Transactions Act of 1970, as amended by the USA Patriot Act of 2001, commonly referred to as the “Bank Secrecy Act” and rules and regulations that implement it. The USA Patriot Act of 2001, or “Patriot Act,” was enacted following the terrorist attacks in the United States and is intended to help combat money laundering through U.S. financial institutions. While the provisions of the Bank Secrecy Act and the Patriot Act do not apply to all of our subsidiaries or to all aspects of their business, some registered broker-dealers may be subject to certain additional disclosure and client oversight requirements. In addition, VDM Specialists is subject to New York Stock Exchange Rule 445. Rule 445 requires members of the New York Stock Exchange to comply with applicable provisions of the Bank Secrecy Act and its implementing rules and regulations, as well as with certain additional requirements imposed by Rule 445 itself. These principally comprise additional oversight procedures to ensure compliance with the anti-money laundering program requirements of the Bank Secrecy Act and its implementing rules and regulations.

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

VDM Specialists is required to maintain minimum net capital equivalent to the greater of $250,000 (€185,832) or 2% of aggregate indebtedness computed in accordance with SEC Rule 15c3-3, the customer reserve formula. In addition, VDM Specialists maintains substantial additional capital, referred to as “excess net capital.” VDM Specialists had excess net capital during the year ended December 31, 2006. For VDM Specialists, the excess net capital as at December 31, 2006 amounted to $215.1 million (€163.3 million). Also, VDM Trading is subject to the same net capital rule (15c3-1).  At December 31, 2006, VDM Trading had net capital of $3.3 million (€2.5 million) which was approximately $3.0 million (€2.3 million) in excess of the required net capital of $250,000.

The New York Stock Exchange also requires members who are specialists to maintain a minimum regulatory capital dollar amount to establish that they can meet, with their own net liquid assets, their position requirement (the so-called net liquid asset requirement). Currently, the New York Stock Exchange requires that VDM Specialists, as well as other large New York Stock Exchange specialist firms, maintain minimum net liquid assets at a level in excess of the SEC regulatory requirement. On July 25, 2006 the Securities and Exchange Commission granted approval of the proposed New York Stock Exchange rules governing specialists’ net liquid asset requirements.  NYSE Rules 104 (Dealings by Specialists) and 123E (Specialist Combination Review Policy) were amended to allow specialists to calculate the minimum required net liquid assets based on their proportion of the average daily dollar volume on the New York Stock Exchange and an additional amount that is calculated using a risk based approach.  Specifically, each specialist must maintain minimum net liquid assets equal to $1,000,000 for each one-tenth of one percent (0.1%) of New York Stock Exchange transaction dollar volume in its registered securities, exclusive of Exchange Traded Funds, plus $500,000 for each Exchange Traded Fund; and a market risk add-on, which shall be calculated using three times the average of the prior twenty business days’ securities haircuts on its specialist dealer’s positions or alternatively, which shall be calculated according to a specialist's value-at-risk model, which has been approved by application to the New York Stock Exchange's Member Firm Regulation AREA.  As of December 31, 2006, VDM Specialists’ minimum net liquid asset requirement was $135.7 million (€103.0 million) and its actual net liquid assets were $226.9 million (€172.4 million).

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

Failure to maintain the required net capital or net liquid assets may require a firm to cease trading and subject a firm to suspension or revocation of registration by the SEC and the New York Stock Exchange and other regulatory bodies. Ultimately it could require the firm’s liquidation. The SEC net capital rule prohibits payments of dividends, prepayment of subordinated indebtedness and the making of any unsecured advance or loan to a stockholder, employee or affiliate if such payment could reduce the firm’s net capital below certain required levels (which are higher than the minimum levels required for permission to continue operations). The net capital rule also provides that the SEC may restrict for up to 20 business days any withdrawal of equity capital by, or unsecured loans or advances to stockholders, employees or affiliates, if such capital withdrawal, together with all other net capital withdrawals, advances or loans during a 30-day period, exceeds 30% of excess net capital and the SEC concludes that the capital withdrawal may be detrimental to the financial integrity of the firm. A change in the net capital rule, or in the applicable capital requirements of the New York Stock Exchange or of other self regulatory organizations, the imposition of new rules or requirements or any unusually large charges against net capital could limit our operations, which require the intensive use of capital, and could also restrict our ability to withdraw capital from our broker-dealer subsidiaries. This in turn could limit our ability to pay dividends and repay debt. A significant operating loss or any unusually large charge against net capital could adversely affect our ability to expand or even maintain our present level of business.

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

Regulatory Developments

Regulation NMS

On June 9, 2005, the SEC adopted Regulation NMS, which has had a significant impact on the regulation of trading on equities trading in the U.S. One provision of Regulation NMS, known as the “order protection rule,” establishes inter market protection against trade-throughs (i.e., the purchase or sale of an NMS stock during regular trading hours, either as principal or agent, at a price that is lower than a protected bid or higher than a protected order), subject to certain exceptions, for all NMS stocks and protection of quotations that are immediately accessible through automatic execution, subject to certain exceptions. The SEC has extended the compliance dates for the order protection rule into five phases (with projected completion on October 8, 2007). At this stage, it is unclear what the ultimate impact of Regulation NMS on VDM Specialist's business will be. The importance of electronic algorithmic trading systems and programs to maintain specialist interaction with customer orders has increased.  Lower profitability has resulted during this transition.  However, in 2007 we have introduced improved trading algorithms and reduced our overhead.

Hybrid System

In 2006, the SEC issued an order approving New York Stock Exchange’s rule changes to establish the Hybrid System, which, among other things, increases the availability of automatic executions in the New York Stock Exchange’s existing automatic execution facility, Direct+®, and provides a means for participation in the expanded automated market by its floor members. As part of the SEC order referred to above, the SEC approved Direct+®, which was originally approved (and has been operating) on a pilot basis, to be permanent. The implementation of the Hybrid System has significantly affected all of the New York Stock Exchange’s constituents, including specialist firms such as VDM Specialists. In particular, the existing order-entry system, Direct+®, has been modified to accept more types or orders and orders of all sizes. Essentially all orders pass to the NYSE floor electronically, although some continue to be directed to floor brokers and there will be no restrictions as to size or frequency of electronic order entry.

The Hybrid System has an inter-market routing capability to ensure that orders can be routed to other markets consistent with regulation NMS.  This function and other developments have resulted in early 2007 of the elimination of the Intermarket Trading System (ITS), which has historically provided this function.

In general, where a better bid/offer (as applicable) is published in another market center in which an automatic execution is immediately available and such better bid/offer creates a minimum variation market compared with the best offer/bid on the NYSE, an order (or the requisite portion thereof) would be automatically routed to such other market center for execution, unless the specialist matches the prices of the better way offer/bid. If not automatically executed or routed away as described above, as part of the implementation of the Hybrid System, specialists will have the ability to manually or systematically through proprietary algorithms place in a separate file (“specialist interest file” or “NYSE s-Quote”) within the Display Book system their dealer interest at prices at or outside the best bid and offer (“BBO”). According to the NYSE, the specialist interest file is intended to assist the specialist, in an automated environment, to fulfill its obligations to provide capital, bridge temporary gaps in supply and demand, and dampen volatility, and to provide increased liquidity at prices at or outside the BBO. Furthermore, specialist will also have the ability to maintain undisplayed reserve interest on behalf of their dealer accounts at the BBO, subject to certain requirements. Similarly, as presently designed, floor brokers will be permitted to represent electronically the orders they hold by including these orders in a separate file (“floor broker agency interest file” or “NYSE e-Quotes”) within the Display Book system. The floor brokers will be permitted to place their liquidity electronically at or outside the BBO. This system is in a state of constant revision and change and there should be no reliance on the information provided herein as being current or accurate at the time you are reading this.

In the Hybrid System, prior rules of priority, parity and precedence which governs executions at the NYSE may be changed with respect to interest placed in the Display Book system. For instance, if there are no limit orders on the book at the BBO, specialist interest that clearly established the BBO may be entitled to priority over the floor broker agency interest file for one trade. Moreover, if there are no limit orders on the book at the BBO, a specialist interest displayed at that price would trade on parity with the floor broker agency interest files displayed at the BBO. In such instance, a specialist’s ability to trade on parity with the floor broker agency interest files would not be restricted by the specialist’s proprietary position (i.e., regardless of whether the specialist is increasing or decreasing its position).

The NYSE purports to have completed the requirements of Regulation NMS with the implementation of Phase IV of the Hybrid Market. However, we anticipate that the NYSE will continue to formulate rules and procedures with respect to the establishment and modification of the Hybrid System.

Intermarket Trading System

The linkage of US equity markets has historically been effectuated through the Intermarket Trading System (“ITS”) and a related agreement among markets (known as the “ITS Plan”) for over 20 years. The ITS Plan established a trade-through requirement that is less comprehensive than that contained in the order protection rule of Regulation NMS. In connection with the implementation of the order protection rule, the ITS Plan has been replaced by other forms of inter-market linkage that will permit exchanges and other trading centers to satisfy their obligations under the order protection rule.

Other U.S. Regulators and Rules

VDM Trading, LLC is a member of the ISE, CME, NASD, ARCA and CBOE.  This entity acts as a market marker in options traded on the CBOE and has an institutional options brokerage business. Additionally, the firm is a Lead Market Maker on NYSE Arca.  The firm's SRO is the CBOE, supplemented by the NASD, both of whom regulate the trading activities and other conduct of its members through rules which are subject to amendment and modification from time to time.

VDM Capital Markets, LLC is a member of the CBSX.  This entity acts as a market maker in equities traded on the CBSX, and has a proprietary EFT trading desk.  The firm's SRO is the CBSX / CBOE who regulates the trading activities and other conduct of its members through rules which are subject to amendment and modification from time to time.

Van der Moolen Financial Services, through its direct access brokerage service, OnlineTrader, is a member firm of the CBOT. This exchange has rules that govern its members and the activities on the exchange.

Europe

The first level of securities regulation for countries that are members of the European Union is the European Union’s Investment Services Directive of 1993. This applies in all the European countries in which we currently operate except Switzerland. This legislation broadly outlines the regulatory framework required of each European Union member state, including requirements that certain activities, such as insider trading, are prohibited by national legislation and that other activities, such as minimum capital requirements, are mandated. Details of the implementing national legislation are in certain cases specified by the directive. One important feature of the directive is the so-called “European passport,” which requires mutual recognition of regulated status within the European Union. This allows a firm established and regulated in one European Union country to conduct limited and specified investment business in other European Union countries without having to qualify separately under the local regulatory regime. Several of our European subsidiaries make use of this “passport,” as for instance when Van der Moolen Effecten trades as a member of German, Italian, French, Dutch or Nordic exchanges.

The Netherlands

Licenses

All our subsidiaries that are incorporated under Dutch law and active in securities trading are licensed by the Netherlands Authority for the Financial Markets ("Autoriteit Financiële Markten"), in accordance with the Dutch Act on Financial Supervision ("Wet op het Financieel Toezicht", "Wft"). The objects of this act and the accompanying legislation are the adequate functioning of securities markets and the protection of the positions of investors in such markets. These licenses allow the offering of services as a securities intermediary in or from the Netherlands. The specific types of services permitted are set out in the licenses.

Our Dutch-licensed subsidiaries are subject to a number of requirements pursuant to the Dutch Act on Financial Supervision. These requirements address (i) expertise and integrity, (ii) financial guarantees, whether or not on a consolidated basis, (iii) management and principal place of business, (iv) safeguards for adequate supervision and compliance with the provisions of, or based on, the Dutch Act on Financial Supervision and (v) information to be made available to the public. Furthermore, the rules and regulations of Euronext contain various requirements for seat holders, who are securities institutions admitted by Euronext. These provisions deal, for instance, with capital requirements such as the minimum net assets required of a participating firm and reporting obligations to the Financial Markets Authority.

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

On June 1, 2006, the New York Stock Exchange announced that it had entered into a merger agreement with Euronext. This merger was consummated on April 4, 2007. As a result NYSE/Euronext became the largest market in the world.

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

As of December 31, 2006, we were the fourth largest New York Stock Exchange specialist based on number of common stock listings, and had a market share of 12.0% of all issuers listed at that date.

The competition for obtaining specialist assignments for newly listing companies on the New York Stock Exchange is intense. As stated elsewhere in Item 4(B), the New York Stock Exchange is proposing to amend the criteria on which specialist assignments are allocated. We expect competition to continue. Some of our competitors may have significantly greater financial resources than we have and may also have greater name recognition. These competitors may be able to respond more quickly to new or evolving opportunities and listed company requirements. They may also be able to undertake more extensive promotional activities to attract newly listed companies. In addition, the specialist industry has recently undergone significant consolidation. The combined companies resulting from this consolidation have a stronger capital position than previous specialists firms. We cannot be sure that we will be able to compete effectively with our current or future competitors. We also cannot be sure that the competitive pressures we face will not have an adverse effect on our business, financial condition and/or operating results. We do, nonetheless, believe we have been effective in attracting listing companies to choose VDM Specialists and expect that we will continue to be able to do so.

European Trading

Our European operations do not hold any specialist privileges or similar privileged trading status in any of the markets in which they operate. A few activities—notably our role as primary and competitive market maker in options on Euronext and market maker in Dutch equities traded on Deutsche Börse and Borsa Italiana—do involve trading under specific obligations. These positions were obtained by application to the relevant exchanges and are equally available to any other eligible firms that choose to apply for them: hence there is no competition for these positions.

Our European trading activities are largely free from competition, in the sense that they do not pursue customer business. They do, however, compete with other firms for profitable trading opportunities, and in this sense they are in competition with any other firm or individual that might have an interest in trading equities at the same moment that they do. Trading orders from the proprietary trading desks of large investment banks and orders that these and other banks or brokerage firms submit on behalf of their clients, whether institutions, hedge funds or private individuals, all compete with Van der Moolen’s orders to execute at a specific price.

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

Our bond trading subsidiary in Amsterdam, Van der Moolen Obligaties, provides market making services in bonds to Dutch banks and brokerage firms on a commission basis.  Van der Moolen Obligaties has memberships of Euronext and Borsa Italiana.

Alternative Trading Platforms

Technological advances have contributed to increased trading through alternative trading systems, such as electronic communications networks, or ECNs, and crossing systems, as well as the technological effectiveness of other markets. ECNs are electronic systems with communications facilities that allow electronic routing, matching and execution of multiple orders from different firms and, in some cases, directly from investors, without human intervention. In the United States, ECNs have captured a significant share of Nasdaq transactions. However, the repeal in 1999 of New York Stock Exchange Rule 390, which forbade New York Stock Exchange members from trading in shares listed on the New York Stock Exchange prior to April 26, 1979 off a regulated market, for example, on an ECN, has given ECNs greater latitude to compete for transactions in New York Stock Exchange-listed stocks. Trades not matched in-system are executed through traditional market mechanisms, with ECNs functioning in that case more as transmitters of orders to organized exchanges than as marketplaces for those orders. Alternative trading systems may be developed, organized and operated by large brokerage houses and investment banks with greater capital, better access to technology and direct access to investors than us. As a result, these parties may be well positioned to direct trading to these networks. Alternative trading methods could account for a growing percentage of the trading volume of New York Stock Exchange-listed stocks. The New York Stock Exchange has introduced various electronic order execution mechanisms to counter this threat to its business. The NYSE is currently deploying its Hybrid trading model that will compete directly in the “electronic marketplace” and will enhance its current specialist system. Until full implementation of REG NMS in October of 2007, it is impossible to predict which competitors will be most effective in the Post-Reg-NMS era.  We are hopeful that the systems being developed by the NYSE together with the new NYSE/Euronext merger will position VDM Specialists to capitalize on our position at the center of the world’s largest market center. We have invested heavily in state of the art hardware and software programs to allow us to compete effectively.  While success cannot be assured, we believe we are positioned to fully and effectively participate in the new market structure.

In Europe, on November 1, 2007 the Markets in Financial Instruments Directive (MiFID) will come into effect and allow ECN's or multilateral trading facilities to provide execution in European listed liquid equities.

(C) Organizational Structure

The following table sets forth the name and jurisdiction of incorporation of, and our ownership and voting interest in, our principal subsidiaries as of June 22, 2007.

Subsidiary	Country of Incorporation	Percentage Ownership and Voting Interest

VDM Specialists USA, LLC	United States of America	84.4
VDM Trading, LLC	United States of America	84.4
VDM Capital Markets, LLC	United States of America	50.0
VDM Chicago , LLC	United States of America	50.0
Van der Moolen Effecten Specialist B.V. Amsterdam	Netherlands	100.0
Van der Moolen Obligaties B.V.	Netherlands	100.0
Van der Moolen Effecten Specialist B.V. Cologne Branch	Germany	100.0
Van der Moolen Effecten Specialist B.V. Zug Branch	Switzerland	100.0
Van der Moolen Holding UK Ltd.	United Kingdom	100.0
Van der Moolen Equities, Ltd.	United Kingdom	100.0
Van der Moolen Financial Services B.V.	Netherlands	100.0
Van der Moolen Financial Services S.A.S.	France	100.0
Van der Moolen Financial Services S.A.S UK Branche	United Kingdom	100.0
Van der Moolen Financial Services S.A.S Amsterdam Branche	Netherlands	100.0
Curvalue Beheer B.V.	Netherlands	100.0
Curvalue II B.V.	Netherlands	100.0
Curvalue III B.V.	Netherlands	100.0
Curvalue III London Branch	United Kingdom	100.0
Curvalue AG	Switzerland	100.0
Cybertrading B.V.	Netherlands	100.0
Curvalue IV Ltd.	United Kingdom	100.0
Curvalue II GmbH	Germany	100.0
VDM Gibraltar Ltd.	Gibraltar	100.0
VDM International Ltd.	United Kingdom	100.0

(D) Property, Plant and Equipment

At December 31, 2006, we leased office space in Europe in Amsterdam, Cologne, London, Zug, Gibraltar, Paris, and in the United States in New York. Our headquarters are located at Keizersgracht 307, Amsterdam, where we lease approximately 29.800 square feet, which is partly sublet to third parties. Our other principal offices are located at 45 Broadway, New York, where VDM Specialists leases approximately 21.725 square feet. Our total lease expense for the existing premises is expected to be €1.0 million for the year ended December 31, 2007. Our leases expire between the years 2006 and 2010.

Item 4A. UNRESOLVED STAFF COMMENTS

None.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes to those statements included elsewhere in this annual report. This discussion contains forward-looking statements about us and our industry, based on our current expectations, assumptions, estimates and projections. These forward-looking statements involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, as more fully described in the “Item 3. Key Information—(D) Risk Factors” section and elsewhere in this annual report.

(A) Operating Results

Overview

We are a transatlantic securities trading firm that principally engages in the trading of equities, derivatives, equity index options and bonds on some of the leading securities exchanges in the United States and Europe. Operating from several locations worldwide, we function as an “all systems” trader, providing liquidity in different markets on exchange floors and electronic trading systems through our role as specialist or proprietary trader/market maker.

For the periods covered in this document, our business consisted of the following operating segments that we reported separately: VDM Specialists, European Trading, U.S. Option Business (the last component of which was sold in December, 2004), Curvalue Trading and Curvalue Brokerage (the last two segments were acquired at January 2, 2006). These comprised principal subsidiaries that are located in the United States and Europe. We reported our remaining revenues, most of which are non-operating in character or newly started operations, under Holding and Unallocated. Our subsidiaries function on a largely autonomous basis, subject to our centrally established and monitored risk management policies and financial oversight. Our principal subsidiaries, categorized by business segment, included:

       VDM Specialists

•	VDM Specialists, the fourth largest New York Stock Exchange specialist;

       European Trading

•
As of January 1, 2006, Van der Moolen Trading GmbH was restructured as Van der Moolen Effecten Specialist B.V., Cologne Branch, a proprietary trader in German and Swiss equities, equity-related options and arbitrage;

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

•	Van der Moolen UK Ltd, an over-the-counter market maker in fixed income instruments, which we sold in January, 2004;
•	In July 2006 we have acquired the activities of Hilss Independent Traders Ltd from Binck NV. The activities include proprietary derivatives trading and corresponding underlying value in London;

      U.S. Option Business

•	Van der Moolen Options USA, LLC, which activities we sold in December, 2004; and
•	Cohen, Duffy, McGowan & Co., LLC, which ceased activities in December, 2003, and in respect of which liquidation was substantially completed in 2004;

       Curvalue Brokerage

•	As of January 2, 2006, as part of the Acquisition of Curvalue, we acquired the Curvalue Brokerage Business;
•	Brokerage activities involve Electronic and voice broking execution services to customers, mainly targeting institutional investors and professional traders;
•
VDM Financial Services B.V. is a wholesale broker specifically for professional clients. Our clients are mainly banks, insurance companies, hedge funds and other financial institutions. We do not provide direct market access for our professional clients since we are specialists in voice brokerage. Commission income is based on volume and size;

•
VDM Financial Services S.A.S. provides private clients and professional traders direct market access to European and US markets. Transactions are performed by clients and not by the company through our web based application Online Trader. We also provide trading workstations and software applications for trading. We monitor the risks clients are running in their portfolio. For all transactions we receive brokerage commissions and monthly fees. Access to the exchanges of which we are member are direct. Access through other brokers or members of exchanges with whom we have agreements is indirect;

       Curvalue Principal Trading

•	As of January 2, 2006, as part of the Acquisition of Curvalue, we acquired the Curvalue Principal Trading Business; and
•
Curvalue II B.V., Curvalue III B.V. and Curvalue II GmbH perform market making activities and day trading activities on the Amsterdam stock exchange, Euronext, the Nordic exchanges, the Deutsche Börse and Eurex. Due to our preferred status we are required to quote on almost all option series of the Amsterdam stock exchange. Furthermore we perform arbitrage on the European exchanges, trading in futures, options and equities. We engage in day trading (proprietary trading) on Eurex and hold small open positions intraday. Overnight positions are not allowed based on our risk policy.

     In our consolidated financial statements, we have reported the U.S. Option Business and Van der Moolen UK, Ltd. as discontinued operations.

   Basis of preparation of our consolidated financial statements

       Changes in group composition

     The consolidated financial statements from which the financial information discussed below has been extracted have been prepared in accordance with U.S. GAAP. We have fully consolidated the financial statements of all subsidiary companies over which effective control is exercised by virtue of ownership of a majority of the voting rights of those subsidiaries. Further, up to February 27, 2006, as a result of the adoption of FASB Interpretation No. 46 (R), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” we have consolidated LOC, LLC (“LOC”). FIN 46(R) requires a company to consolidate a variable interest entity (“VIE”) if the company has a variable interest that gives it a majority of the expected losses, or a majority of the expected residual returns, or both, of the entity. The Company has determined that LOC is such a variable interest entity for the financial years 2005 and 2004. LOC is a limited liability company; its members are members or former members or employees of VDM Specialists. LOC’s purpose is to provide a mechanism through which its members may acquire ownership of a New York Stock Exchange membership. Capital contributed by members and funds borrowed by LOC are used to purchase these memberships. At December 31, 2005, LOC and its members were the beneficial owners of three New York Stock Exchange memberships. Van der Moolen Holding N.V. has guaranteed the repayment of the loan issued to LOC by a third party. The outstanding loan amount is the company’s maximum exposure under the guarantee. The consolidation of LOC did not affect Shareholders’ equity at December 31, 2005 and December 31, 2004 or Net Loss for the years then ended.

On March 7, 2006, the NYSE/Archipelago merger was consummated. As a consequence, LOC received additional cash flows (by means of a premerger dividend and a cash consideration per membership) and LOC received restricted stock in the newly formed NYSE Group. Subsequent to the merger, LOC joined the secondary offering in May 2006, in which part of the received restricted shares were sold. This secondary offering resulted in additional cash flows. The merger and agreed upon proceeds from the merger were subsequently used by LOC to fully repay its debt on May 30, 2006. For 2006, the Company has determined that as of the SEC approval for the merger of NYSE and Archipelago, on February 27, 2006, LOC is no longer a variable interest entity under FIN 46 (R) and consequently, we do no longer consolidate LOC as from that date.

     All significant inter-company account balances and transactions have been eliminated in our consolidated financial statements, and the minority interests in our subsidiaries that are not wholly-owned are reflected in them.

     The acquisitions and disposals which have occurred over the last three financial years have had an effect on our group structure, and the accounting treatment thereof has had a significant effect on the comparability of our results from period to period. This is an important factor in interpreting our results. The changes in our group structure over the past three financial years have been the following:

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

•
On January 2, 2006 we acquired 100% of the share capital of Curvalue Beheer BV and its subsidiaries. We have paid a total consideration of € 44.8 million for this acquisition and recorded an amount of € 25.4 million of goodwill related to this acquisition.

•
On July 24, 2006 we acquired a call option for the securities portfolio of Hills Independent Trading for an amount of GBP 3.0 million or € 4.4 million, representing the fair value of the securities portfolio at that moment. On October 31, 2006 the purchase of the business specified in the Asset Purchase Agreement together with the assignment of the portfolio contracts and the transfer of the portfolio contracts was completed.

     Following the closure and sale of the operations of Cohen, Duffy, McGowan & Co., LLC, Kenny & Co, Van der Moolen Opties Amsterdam B.V., Van der Moolen UK Ltd. and Van der Moolen Options USA, LLC, the results of these subsidiaries have been reclassified in our consolidated financial statements for the financial years 2005 and 2004 as discontinued operations, in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets".

     Determination of functional currency

     Prospectively from January 1, 2004, the functional currency of Van der Moolen Holding N.V., its financing entity Van der Moolen International B.V. and certain of its intermediate holding companies were changed from the euro to the U.S. dollar. The primary economic environment in which a corporate entity operates determines its functional currency. The change in functional currency reflects the dominance of the company’s U.S. activities, and management’s judgment that this dominance could no longer be considered a temporary phenomenon. The currency in which the financial statements are presented (the presentation currency) remains the euro, given the statutory seat of Van der Moolen Holding N.V.

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

   Recent Accounting Pronouncements

In February 2006, the FASB issued SFAS 155, “Accounting for Hybrid Financial Instruments, an amendment of FASB statements No. 133 and 140.  This statement permits fair value measurement for certain hybrid financial instruments that contain an embedded derivative that otherwise would require bifurcation.  This statement is effective for all financial instruments acquired or issued in an entity’s first fiscal year that begins after 15 September 2006.  Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided that no interim period financial statements have been issued for the financial year. The Company has elected not to early adopt to this standard. The Company has reviewed the impct that adoption of SFAS 155 has on the Company's financial condition, results of operations or cash flows, and has determined that it will not have a material impact on the consolidated financial statements.

In July 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 became effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 may have an effect on the consolidated financial statements and the Company is currently reviewing the potential impact of the adoption of FIN 48 on the financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements", ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS 157 precludes the use of a liquidity or block discount, when measuring instruments traded in an active market at fair value. SFAS 157 requires that costs related to acquiring financial instruments carried at fair value should not be capitalized, but rather should be expensed as incurred. SFAS 157 also clarifies that an issuer's credit standing should be considered when measuring liabilities at fair value. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, with earlier application permitted and encouraged. SFAS 157 must be applied prospectively, except that the provisions related to block discounts and the guidance in EITF 02-3 are to be applied as a one-time cumulative effect adjustment to opening retained earnings in the first interim period for the fiscal year that SFAS 157 is initially applied and the guidance in EITF 02-3 are to be applied as a one-time cumulative effect adjustment to opening retained earnings in the first interim period for the fiscal year that SFAS 157 is initially applied. The Company is currently evaluating the impact that adoption of SFAS 157 may have on the Company's financial conditions.

In February 2007, the FASB issued SFAS No. 159, "Accounting for Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. FASB 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, with earlier application permitted and encouraged. The Company currently reports the majority of its financial assets and liabilities at fair value in compliance with industry guidelines for brokers and dealers in securities. The Company has a significant investment in intangibles and goodwill which is not accounted for at fair value. The Company has elected not to early adopt to this standard. The Company is currently evaluating the impact that adoption of SFAS 159 may have on the Company's financial condition.

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

     Goodwill

     A critical accounting estimate is the determination of the fair value of each of our reporting units and their goodwill under the provisions of SFAS No. 142 “Goodwill and other Intangible Assets.” In determining fair value, we used standard analytical approaches, such as the market comparison approach and the income approach. The market comparison approach is based upon comparisons of the subject company with similar companies engaged in an actual merger or acquisition or with public companies whose stocks are actively traded. The income approach involves estimating the present value of the subject company’s future cash flows by using projections of cash flows that the business is expected to generate, and discounting these cash flows at a given rate of return. Each of these methodologies requires the use of management estimates and assumptions, such as growth rates for our revenues, expenses, effective tax rates, returns on working capital and capital expenditure, among others. We also assumed a certain discount rate and terminal growth rates in our calculations. We performed an impairment test of goodwill on the trading and brokerage activities of Curvalue in the second quarter and an impairment test of goodwill related to our VDM Specialists USA activities in the third quarter of 2006. For our goodwill impairment tests we engaged an independent business valuation firm to perform the required valuations. In our SFAS No. 142 test, we compared the fair values of our reporting units and the fair value of our reporting units’ goodwill—obtained based on the methods described above—to their respective carrying values in two separate steps under SFAS No. 142 guidelines to arrive at a €7.6 million impairment of goodwill related to the Brokerage activities of Curvalue and a €28.3 million impairment of goodwill related to our NYSE franchise VDM Specialists USA.

     The determination of fair value is necessarily a subjective process. Depending on market factors in 2007 and beyond, such as possible major changes in the New York Stock Exchange market structure, we could be faced with further impairment indicators affecting the carrying value of our goodwill and other intangibles at December 31, 2008, which could result in future impairment losses.

     Other intangible assets - specialist stock lists

     Other intangible assets mainly consist of specialist stock lists acquired in connection with certain business combinations. They are amortized on a straight-line basis over 40 years. The fair value of the specialist stock lists at the date of acquisition used for purchase price allocation and the determination of the useful lives were determined on the basis of independent appraisals. The useful lives are determined on the basis of analysis of historical turnover characteristics of the specialist stocks. We periodically evaluate whether events or circumstances have occurred that indicate the remaining estimated useful life may warrant revision or that the remaining balance may not be recoverable. Factors we consider important which could trigger impairment include, among others, changes to the specialist function on the New York Stock Exchange, the loss of significant stocks for which we act as specialist and a significant decrease of our market capitalization. When factors indicate that intangible assets should be evaluated for possible impairment, we use an estimate of undiscounted projected cash flows over the remaining life in order to measure whether the assets are recoverable. As a result of uncertain market conditions and associated lower profitability, in the third quarter of 2006 we were required to perform an impairment test for the specialist stock lists acquired in relation to VDM Specialists. The valuations were performed by external independent consultants, in conformity with the rules dictated by Statement of Financial Accounting Standard No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”). An impairment loss, calculated as the difference between the fair value and the carrying amount of the specialist stock lists, is recognized if the sum of the undiscounted cash flows expected to result from the use and eventual disposal of these assets is less than the corresponding carrying value. Following the valuations performed, we determined that an impairment charge o € 52.8 million was necessary for the specialist stock lists of VDM Specialists.

     Other-than-temporary impairment of exchange memberships

     The determination of the fair value of exchange memberships is a critical accounting estimate. The exchange memberships we owned up to March 7, 2006 were originally carried at cost, pursuant to the guidelines published by the American Institute of Certified Public Accountants, entitled “Audit and Accounting Guide—Brokers and Dealer in Securities.” Adjustments to carrying value are made if we deemed that an “other-than-temporary” decline in value has occurred, as defined in Emerging Issues Task Force Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.”

     In determining whether the value of the exchange memberships the company owns were impaired (i.e., fair market value is below cost) and whether such impairment was temporary or other-than-temporary, we consider many factors, including, but not limited to, information regarding recent sale and lease prices of exchange memberships, historical trends of sales prices of memberships, the current condition of the particular exchange’s market structure, legal and regulatory developments affecting the particular exchange’s market structure, trends in new listings on the particular exchange, general global and national economic factors and our knowledge and judgment of the securities market as a whole and the specialist industry in particular. As a result of our analysis of the above mentioned factors for the year ended December 31, 2005, we believe the carrying value of our owned exchange memberships was not impaired.

     This accounting policy will no longer be applied as from March 7, 2006, because at that date our NYSE memberships were surrendered in connection with the NYSE/Archipelago merger and our NYSE specialist operations will be conducted through trading licenses on the new NYSE Market.

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

     The discount rate is based on the return of high-quality fixed-income corporate bonds, using an index based on stated bonds. This index is marked up taking into account that corporate bonds bear an additional risk and the fact that pension liabilities have a longer duration than the state bonds. Based on the available information we set the discount rate as per December 31, 2006 at 4.25%. The discount rate used to determine the Net Periodic Pension Costs for the year ended December 31, 2006 (and for balance sheet measurement as at December 31, 2006) was 4.75%.

      For a detailed discussion of the other underlying assumptions, expected future funding obligations and expected future payments, see Note 16 to our consolidated financial statements. It is expected that the future payments will have no material impact on future cash flows and that there is no material uncertainty in the funding of the obligation itself.

     Provisions for litigation

     We recognize a provision for liabilities and probable losses that have been incurred as of balance sheet date and that can be reasonably estimated. A provision is recognized when (i) the company has a present obligation (legal or constructive) as a result of a past events, (ii) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and (iii) a reliable estimate can be made of the amount of the obligation. If the aforementioned criteria are not met, Statement of Financial Accounting Standard No. 5 “Accounting for Contingencies” (“SFAS 5”) requires disclosure of the contingency when there is at least a reasonable possibility that a loss may have been incurred. The disclosure shall indicate the nature of the contingency and shall give an estimate of the possible loss or range of loss or state that such an estimate cannot be made.

     We are subject to litigation as set out in "Item 8. Financial Information --- (A) Consolidated Statements and Other Financial Information --- Regulatory Proceedings and Litigation.

     To the extent we cannot predict the outcome of this litigation; we have not made any provision for this litigation in our financial statements for the year ended December 31, 2006. There can be no assurance as to the outcome or timing of the resolution of these proceedings and actions. The range of reasonably possible losses, which cannot be reliably estimated by us, could include determinations and judgments against us or settlements that could require substantial payments by us, all of which could have a material adverse effect on our financial condition, results of operations and cash flows.

     Taxation

   The company is subject to income taxes in several jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. The necessary assessments are made in consultation with our external tax advisors. There are transactions and calculations arising in the ordinary course of business for which the ultimate tax determination is uncertain; such uncertainty will only be eliminated upon the finalization of the corresponding tax returns with the relevant tax authorities. We recognize liabilities for taxation when it is probable that the relevant tax authorities will require us to pay such tax. When the final tax outcome of these matters is determined to be different from the amounts that were initially recorded, such differences will affect the provision for income taxes from continuing operations in the period in which such determination is made. We refer to “Results of Operations for the Years Ended December 31, 2005 and 2004” and “—Results of Operations for the Years Ended December 31, 2004 and 2003” for a discussion of non-recurring tax benefits included in our results of operations in the years covered by this document.

Furthermore, the Company has significant carried forward tax losses and temporary differences between book and tax balances, resulting in related deferred income tax assets, mainly related to the US entities. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced by a valuation allowance if, based on the weight of the to the available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.  Significant judgment is required in determining the extent of this valuation allowance, as future utilization of the carry forward losses and temporary differences is dependent on the Company’s ability to successfully generate sufficient tax income in the relevant carry forward period. In the event that the final tax results in this carry forward period are different from the amount initially estimated in the determination of the extent of the valuation allowance, such difference might result in a reassessment of the valuation allowance related to the deferred tax assets.

   Revenues

     Our revenues are comprised of four principal components: specialist activities, commission income, proprietary trading/market making activities, and net income from the investment in the NYSE Group Inc. In addition, until its closure in February 2005, we derived a small portion of our revenue from net interest income from stock lending activities.

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

•
Commission income. Commission income consists of commissions earned when our subsidiaries act as agent to match buyers and sellers for limit orders executed by them on behalf of brokers within a specified time period. As of January 2, 2006 with the acquisition of Curvalue, it also relates to income stemming from electronic and voice broking activities with customers and the execution of counterparties’ trades in certain other circumstances as mandated by the relevant exchange. In the case of Van der Moolen Obligaties, this might involve contact with the execution agents. 2006 commission income in the United States is primarily influenced by share volume of the trades executed by our subsidiaries as agent, while in Europe it is influenced by the value of securities transacted and, to a lesser extent, to the share volume of trades executed on behalf of customers. The majority of commission revenue is earned by VDM Specialists’ and Curvalue Brokerage activities.

•
Proprietary trading/market making activities. Our revenues from proprietary trading/market making activities consist primarily of net gains earned by our subsidiaries when trading as principal in competition with other traders. It includes net gains arising from arbitrage activities. As with our specialist activities, net gains from our proprietary trading/market making activities represent trading gains net of trading losses.

•
Net interest income from stock lending activities. Net interest income from stock lending activities represents interest earned net of interest paid in connection with the stock lending activities that were carried out by VDM Specialists until February 2005. VDM Specialists no longer offers this service.

•
Investment in NYSE Group Inc. The net income related to the investment in the NYSE Group Inc consist of the realized gain as a result of the NYSE merger and the unrealized gain resulting from the fair value validation. This includes a block discount related to the restriction of transfer of the NYSE Group shares. The revenues are primarily affected by the change in the quoted price of the NYSE Group Inc on the NYSE and the decrease of the discount related to the restriction of transfer of the shares over time.

     See “Item 4. Information on the company —(B) Business Overview—Our Business” for further details on the components of our revenues.

     Our revenues are largely driven by the turnover and volatility of trading on the markets in which our subsidiaries operate and the foreign exchange rates at which some of those subsidiaries’ revenues are consolidated in our financial statements. Increased market turnover translates into more opportunities to trade larger positions in shorter time frames, while increased volatility results in more opportunities to make a gain on short-term positions. However, extremely high levels of volatility can make the achievement of consistent trading gains very difficult. The sustained decline in share prices from 2000 to the first quarter of 2003 led to decreases in turnover and the absolute level of volatility, and harmed our trading results in those periods. Despite a recovery in trading activity during 2004 and 2005, continued pressure on volatility prevented a recovery in revenue

     Volatility and Turnover in 2006. Market developments in 2006 mirrored 2005 with the exception of the volatility spike during the months of May and June, when volatility rose to an all-time high. In general, market conditions in the international security markets were favorable and indices set new records highs. Turnover increased in virtually all markets and the European markets were particularly positive, where the benefit of higher turnover was magnified by the higher price trend. The positive performance in Europe contrasted with a less auspicious trend in the US markets, specifically the NYSE, where NYSE market share further declined and volatility was lower due to a smaller average order size.

•
The United States. In 2006, turnover on the New York Stock Exchange rose 18% to $17,140 trillion; and total volume rose by 13% to 458 billion shares.  In 2005, turnover on the New York Stock Exchange rose by 22% to $14.1 trillion; and total volume rose by 13% to 404 billion shares.

•
Germany and Switzerland. In 2006, the local currency value of trading on the Deutsche Börse increased by 32%, compared with 2005, and in 2005 it rose by 26% compared to 2004. Value of trading on the SWX Swiss Exchanges rose 28% in 2006 and 27% in 2005.

•	France, Belgium, Portugal and the Netherlands. Turnover on Euronext advanced 33% in 2006 and 16% in 2005.
•	The United Kingdom. The London Stock Exchange saw a 44% increase in turnover in 2006 and a 44% increase in 2005.
•	Italy. the Borsa Italiana saw turnover rise by 20% in 2005 and 38% in 2005.

     The following table provides information regarding the trading activity of the stock markets on which our subsidiaries operated in 2006 and 2005, compared with 2005 and 2004, respectively:

Increase or Decline
Trading activity Equities	2006 vs. 2005	2005 vs. 2004
New York Stock Exchange	18% increase	22% increase
Deutsche Börse	32% increase	26% increase
Euronext	33% increase	16% increase
London Stock Exchange	44% increase	19% increase
SWX (Switzerland)	28% increase	27% increase
Borsa Italiana (Italy)	20% increase	38% increase

______________
Source: Individual exchanges. Local currency value, equities only.

     The ability of our subsidiaries to capture revenue depends significantly on the level and volatility of market activity in the United States and Europe. The following table provides information regarding average intraday price ranges, an indicator of volatility, in 2006 and 2005, compared to 2005 and 2004, respectively:

Increase or Decline
Country	Stock Market Index	2006 vs. 2006	2005 vs. 2004
United States of America	NYSE Composite Index	10% increase	23% decrease
Germany	Xetra DAX 30-DAX Index	28% increase	28% decrease
Switzerland	SMI-Swiss Market Index	17% increase	23% decrease
The Netherlands	AEX-Amsterdam AEX Index	34% increase	29% decrease
United Kingdom	FTSE 100 Index	35% increase	15% decrease
France	CAC-40 Index	29% increase	21% decrease
Italy	Standard &Poor’s MIB Index	20% increase	5% decrease

________________
Source: Bloomberg.

On October 6, 2006 the NYSE started migrating to the so-called Hybrid Market Model. The new system of part screen-, part floor-based trading, was fully implemented by the end of January 2007. The new screen-based trading model has automated much of the specialist activity at the point of sale. From an IT stand point, VDMS was well prepared and successfully tested the technological trading platform to interact with the NYSE Hybrid market. However, the trading results of VDMS in the first months in 2007 were disappointing. The NYSE volume and volatility declined in this period due to a lower average order size.

   Expenses

     Our expenses consist of eight principal components: exchange, clearing and brokerage fees; employee compensation and benefits; lease of exchange memberships (as of 2006 disclosed as lease of exchange memberships and trading licenses); information and communication expenses; general and administrative expenses; depreciation and amortization; impairment of intangible fixed assets; and impairment of other assets. For the year ended December 31, 2003, a further category was included to reflect the expenses related to the settlement reached with the New York Stock Exchange and the SEC described in “Item 8. Financial Information—(A) Consolidated Statements and Other Financial Information—Regulatory Proceedings and Litigation” and “Item 3. Key Information—(D) Risk Factors—Risks Associated with the company.”

•
Exchange, clearing and brokerage fees. Exchange, clearing and brokerage fees represent exchange fees paid to securities exchanges of which one or more of our subsidiaries is a member, transaction fees paid either to the exchanges on which our subsidiaries operate or to other service providers, and execution fees paid to third parties, primarily for executing trades in listed securities. The aggregate fees we pay fluctuate with our level of trading activity, but they may also change as a result of the rates that third parties charge us or the way those charges are calculated, and as a result of currency exchange rate movements.

•
Employee compensation and benefits. Our largest structural expense is employee compensation and benefits. It consists primarily of salaries, wages, social security or similar contributions, and profit-based (partly discretionary) compensation. Profit-based compensation includes compensation and benefits paid to managing directors, trading professionals and other employees of each of our subsidiaries based on the employee’s overall performance and the profitability of the relevant subsidiary. Because a large proportion of our compensation is profit-based, to a certain degree we can manage this expense to accommodate fluctuations in our revenues.

•
Lease of exchange memberships and trading licenses. Lease of exchange memberships and trading licenses comprises lease payments paid to related and third parties for seats on the New York Stock Exchange in 2006 and on other exchanges where we operate. Following the demutualization of the New York Stock Exchange, memberships can no longer be leased and access to the exchange floor has to be purchased through auctions. Due to the fact that no New York Stock Exchange memberships can be leased and due to the acquisition of the Curvalue group, the relative portion of the trading licenses expenses in 2006 in this expense category rose markedly compared to 2005. As a result, we have amended the name of this component of expenses by adding “and trading licenses”.

•	Information and communication. Our information and communication expenses consist primarily of data retrieval, information services and telephone and data lines.
•
General and administrative expenses. Our general and administrative expenses mainly comprise professional fees, rent and occupancy expense and equipment rental expenses. Further, these expenses include costs incurred for provisions recognized in respect of the estimated outcome of litigation. Professional fees primarily consist of fees paid to consultants, legal fees, audit fees, fees for tax advice and other professional fees. Rent and occupancy expenses consist primarily of rental payments on office leases and related occupancy costs, such as utilities.

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

•	Impairment of intangible assets. Impairment of intangible fixed assets includes impairment charges on goodwill and other intangible assets.
•	Impairment of other assets. Impairment of other assets comprises impairments of owned memberships in exchanges.

   Taxation

     Our provision for income taxes consists of current and deferred income taxes arising from within and outside of the Netherlands. Taxes are calculated for each individual group company. The effective tax rate differs from the theoretical amount that would arise on the basic tax rate of the Netherlands as described in Note 13 to our consolidated financial statements. See “Item 3. Key Information—(D) Risk Factors—Risks Associated with the company” for potential developments concerning our consolidated tax rate.

   Recent Developments

Reduction of workforce

In January 2007, the Group announced the immediate reduction of approximately 30% of the workforce of VDM Specialists. This action is response to the  NYSE's completion of the move of all listed securities to its Hybrid market system. This staff reduction resulted in a one-time charge for severance costs of €1.0 million over 2007.

Repurchase of financing preferred shares

In February 2007, the Group announced that it had agreed with Ducatus to repurchase 251.000 cumulative preference shares of Van der Moolen Holding NV for a total of €10.4 million. On the repurchase date the dividend 2006 and 2007 (partial) was paid with an effective dividend rate of 6.53%. The repurchase was approved by the Annual General Meeting of Shareholders held on 26 April 2007.

Repayment of subordinated borrowings

In 2007 VDM Specialists repaid an amount of €15.6 million ($20.7 million) including interest on the 7.11% $40 million senior subordinated note. This repayment includes an amount of €7.6 million ($10 million) relating to the principal amount which was due March 1, 2008.

Interest VDM Specialists

During the second quarter of 2007, we have increased our interest in VDM Specialists from 75% to 84.4%, as a result of reductions in staff and a reallocation of the interests in VDM Specialists between us and the minority partners.

Furthermore, we entered into an option agreement with the minority partners in VDM Specialists to acquire the remaining 15.6% interest.  The option agreement gives us the right to purchase the 15.6% interest from the minority partners in VDM Specialists for an amount of $8.3 million on or before June 30, 2009. The option agreement also gives the minority partners the right to sell their 15.6% interest in VDM Specialists to us at June 30, 2009 for an amount of $8.3 million.

As a result of the option agreement 100% of the results of VDM Specialists are included in our results as from April 1, 2007.

Allocation of VDM Chicago Holdings LLC to CBONP, LLC

In 2007, a fifty percent (50%) limited liability company ownership interest in VDM Chicago Holdings LLC, a New York-incorporated limited liability company, was allocated to CBONP, LLC. VDM Chicago Holdings LLC has a 100% interest in VDM Capital Markets, LLC and VDM Chicago LLC. VDM Chicago LLC has a 20% investment in the CBOE Stock Exchange LLC, a Delaware limited liability Company.

Approval of amendments of Articles of Association and the revised remuneration policy

At the annual general meeting of shareholders on April 26, 2007, shareholders approved the proposed amendments of the company’s articles of association and the revised remuneration policy. The articles of association amendments enable the company to make use of an extended registration date and electronic means of communication. The remuneration policy amendments include (i) a change of benchmark for the comparison of remuneration, (ii) a discretionary power for the supervisory board to pay out part of a deferred bonus in case of termination of the employment agreement with an executive director and (iii) the introduction of individual pension plans for executive directors.

     Results of Operations for the Years Ended December 31, 2006 and 2005

   Revenues

     The following tables provide information about our revenue composition and contribution of our principal business segments to our total revenues for the years ended December 31, 2006 and 2005.

Year ended December 31, 2006	Specialist Activities	% of Total Revenues	Commission Income	% of Total Revenues	Proprietary Trading/ market making Activities	% of Total Revenues	Net Income from NYSE Transaction	% of Total Revenues	Net interest income from Stock Lending Activities	% of Total Revenues	Total
	(in € millions, except percentages)
VDM Specialist (1)	57.9	33.6	19.2	11.1	—	—	21.8	12.7	—	—	98.9
European Trading	—	—	0.3	0.2	33.7	19.5	—	—	—	—	34.0
Curvalue Trading	—	—	—	—	22.4	13.0	—	—	—	—	22.4
Curvalue Brokerage	—	—	14.2	8.2	0.7	0.4	—	—	—	—	14.9
Holding and unallocated	—	—	—	—	2.3	1.3	—	—	—	—	2.3
Total revenues	57.9	33.6	33.7	19.5	59.1	34.2	21.8	12.7	—	—	172.5

(1)	As of December 31, 2006, we owned a 75% economic interest in VDM Specialists. The figures shown represent 100% of the corresponding revenue amount.

Year ended December 31, 2005	Specialist Activities	% of Total Revenues	Commission Income	% of Total Revenues	Proprietary Trading/ market making Activities	% of Total Revenues	Net interest income from Stock Lending Activities	% of Total Revenues	Total
	(in € millions, except percentages)
VDM Specialist (1)	67.9	60.5	21.6	19.2	0.2	0.2	0.1	0.1	89.8
European Trading	—	—	0.5	0.5	21.9	19.5	—	—	22.4
Curvalue Trading	—	—	—	—	—	—	—	—	—
Curvalue Brokerage	—	—	—	—	—	—	—	—	—
Holding and unallocated	—	—	—	—	—	—	—	—	—
Total revenues	67.9	60.5	22.1	19.7	22.1	19.7	0.1	0.1	112.2

(1)	As of December 31, 2005, we owned a 75% economic interest in VDM Specialists. The figures shown represent 100% of the corresponding revenue amount.

     Our revenue from continuing operations increased by €60.3 million, or 53.7%, from €112.2 million for the year ended December 31, 2005 to €172.5 million for the year ended December 31, 2006. This increase in revenue was caused primarily by the acquisition of Curvalue as of January 2, 2006. The consolidation of the Curvalue group increased our 2006 revenues by € 37.3 million or 33.2%. In addition, the inclusion of net income from the NYSE merger resulted in an increase of €21.8 million or 19.4% in our 2006 revenues. Excluding the income from the NYSE merger, the revenue at VDM Specialists declined by €12.7 million or 11.3%. Revenues from our European trading operations rose € 11.6 million or 10.3% compared to 2005. Activities started up during 2006, which are included in the Holding and unallocated segment, contributed €2.3 million or 2.1%.

VDM Specialists accounted for 57.3% of our revenues from continuing operations for the year ended December 31, 2005, if the revenue from the NYSE merger is taken into account. Excluding this, VDM Specialist accounted for 51.2% of our total revenues from continuing operations, compared with 80.0% in 2005.

•
Specialist activities. Revenues from specialist activities decreased by €10.0 million or 15%, falling from € 67.9 million for the year ended December 31, 2005 to € 57.9 million for the year ended December 31, 2006.  In dollar terms, revenues from specialist activities declined 15%. A decline in revenues from specialist activities was mainly caused by unfavorable NYSE conditions. The market share of the NYSE in the US market declined from 79% to 68%. In addition the average trade size declined from 750 shares to 430 shares per trade. Also VDMS participation rate on the NYSE exchange declined from 17% to 12.5%. In December 2006 the NYSE started with the implementation of the Hybrid System. Due to the implementation of the Hybrid System, our revenues resulting from the NYSE specialist activities declined further.

•
Commission income. Commission income rose  € 11.6 million or 52%  to €33.7 million in 2006, up from € 22.1 million in 2005, mainly due to the acquisition of the Curvalue Brokerage segment, acquired along with the rest of Curvalue on January 2, 2006. This segment contributed € 14.2 million to 2006 commission income.

•
Proprietary trading/market making activities. Revenues from proprietary trading/market making activities rose € 37 million or 167 % from € 22.1 million for the year ended 2005 to € 59.1 million for the year ended 2006. The consolidation of the Curvalue principal Trading segment contributed € 22.4 million to the 2006 proprietary trading/market making revenues.

•	Net income from NYSE transaction relates fully to revenues recognized in relation to the NYSE shares.
•
Net interest income from stock lending activities. As a result of the closure by VDM Specialists of its stock lending business on February 11, 2005 there are no revenues for the period ended December 31, 2006 (€0.1 million revenues for the period ended 2005).

     See further “Item 8. Financial Information —(A) Consolidated Statements and Other Financial Information—Regulatory Proceedings and Litigation—VDM Specialists/USA, LLC—Stock Lending.”

   Expenses

     Our expenses from continuing operations rose €114.3 million, or 103.6%, from €110.3 million for the year ended December 31, 2005 to €224.6 million for the year ended December 31, 2006. Impairment charges, related to the impairment of goodwill related to the acquisition of Curvalue and the goodwill and other intangibles attributable to VDM Specialists accounted for an amount of €88.7 million or 39.5%% of our expenses from continuing operations for the year ended December 31, 2006. This compares with € 19.4 million or 17.6% in 2005. Excluding the impairment charges, total expenses in 2006 were € 45.0 million or 49.5% higher than those recognized in 2005. The consolidation of Curvalue, HIT and the Greenfield operations accounted for € 39.6 million of total operating expenses recognized in 2006 (excluding amortization and impairment charges).

. •
Exchange, clearing and brokerage fees. Exchange, clearing and brokerage fees rose €20.3 million, or 97.6%, from €20.8 million in 2005 to €41.1 million in 2006. The increase of €20.3 million reflects the acquisition of new activities and Greenfield operations (impact €18.1 million), due to higher transaction volume fueled by more trading opportunities in Germany, London and Amsterdam, as well as listing fees expensed by VDM Specialists in respect of new assignments. Expressed as a percentage of revenues, exchange, clearing and brokerage fees (excluding the net income from the NYSE transaction) rose from 19% to 27%. This increase relative to revenue was primarily the result of lower average revenue per trade.

•
Employee compensation and benefits. Employee compensation and benefits rose €17.1 million, or 51%, from €33.5 million in 2005 to €50.6 million in 2006. The increase is explained by the acquisition of new activities and Greenfield operations (impact € 13.5 million), increased severance payments expenses and an expansion of our trading teams in Germany and London, partly offset by a decline in the number of full time equivalents employed by VDM Specialists. The variable component of personnel expenses, which comprises incentive compensation for our personnel and is correlated with the development of our revenues, rose €8.9 million to € 15.0 million. This represents 9.9% of our total revenues from continuing operations for the year ended December 31, 2006, excluding the net income from the NYSE transaction. In 2005 the comparable figures were €6.1 million, or 5.4%, respectively. The increase can be largely attributed to changes in the relative contribution of the different bonus arrangements in place throughout the Group. Non-cash expenses related to our employee stock option plan were €0.5 million and €0.1 million in 2006 and 2005, respectively. The employee stock option expense 2006 is fully due to the effect of the stock award of 4% of the initial consideration and the 2005 earn-out consideration received through the sale of his Curvalue shares to Van der Moolen by Mr. R. den Drijver. This was effected through the RDD foundation forfeitures to the employee group of Curvalue in 2006.

•
Lease of exchange memberships and trading licenses. Lease of exchange memberships and trading licenses for 2006 fell € 0.7 million compared to 2005. This decline was mainly due to annual lease renewals at lower rates in the course of 2005, together with the effect of the average annual expenses of a license (as issued by the NYSE after the merger was executed in March 2006) which are less than the preceding annual seat lease rentals.

•
Information and communication. Information & communication expenses rose € 4.1 million compared to 2005. This increase is mainly due to the effect of the acquisition of new activities and Greenfield operations (impact € 2.2 million) and higher expenses in relation to the expansion of trading activities in Europe. It also reflects higher expenses linked to active market data, sector expenses and the development of new business in the US.

•
General and administrative expenses. General and administrative expenses increased by €1.4 million, or 6.1%, from €22.8 million in 2004 to €24.2 million in 2006. This increase was mainly due to the acquisition of new activities and Greenfield operations (impact € 4.8 million). Furthermore in 2006 a non-recurring amount of € 4.3 million was recognized relating to the settlement reached in respect of the stock loan investigation of the NYSE, the settlement of the securities class action lawsuit in the US and additional provisioning in relation to legal expenses incurred in respect of former members of VDM Specialists. In 2005 a non-recurring amount of € 5.7 million was included with respect to settlements and legal expenses.

•
Depreciation and amortization. Depreciation and amortization increased by €2.8 million or 36.8% from €7.6 million in 2005 to €10.4 million in 2006. The increase is mainly due to the effect of the acquisition of Curvalue.

•
Impairment of intangible assets. In the second quarter of 2006, the Company performed an impairment test for the trading and brokerage activities of Curvalue.  This resulted in an impairment charge of € 7.6 million on the goodwill attributable to the brokerage activities, mainly due to a downward trend in revenues and operating income and no impairment on the goodwill attributable to the trading activities. In determining the discounted future cash flows of the activities, the Company has been advised by external independent consultants and a discount rate of 16% for brokerage activities and 13 % for trading activities has been applied. In the third quarter of 2006, an impairment test on goodwill and other intangibles attributable to VDM Specialists was performed. This resulted in an impairment charge on goodwill of € 28.3 million and a charge of € 52.8 million related to other intangible assets, mainly due to the continued downward trends in revenues and operating income for VDM Specialists. In determining the discounted value of the future cash flows of VDM Specialists, valuations by external independent consultants were used, and a discount rate of 12 % was applied. See “— (A) Operating Results—Critical Accounting Policies.”

•	Impairment of other assets. For both 2006 and 2005, no impairment of other assets is applicable.

   Interest expense, net

     For the year ended December 31, 2006 and 2005, we reported net interest expense of €7.3 million, a 15.1% decline compared to the net expense of € 8.6 million recognized in 2005. This decline mainly relates to the payment of the installment of $ 21.7 million on the 7.54% subordinated notes due August 3, 2008 and the payment of the installment of $ 10.0 million on the 7.11% subordinated notes due March 1, 2008. The net interest expenses mainly relates to interest on the subordinated notes and the notes payable. Under this component, interest related to the bank facilities is included, in so far as they are not directly attributable to the primary business activities.

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

     For the period January 1, 2004 through December 1, 2004, all income distributable to our minority members is recorded as interest expense; any net loss as a reduction of interest expense. For the period December 1, 2004 through December 31, 2005, all income distributable to our minority members, including interest on minority members’ capital contributions, is presented as minority interest in the Consolidated Statement of Income.

     The total of interest expense, capital subject to mandatory redemption, net and minority interest, amounted to a charge of €6.2 million for the year ended December 31, 2006 compared to a charge of €6.6 million, in the prior period. The total amount for the year ended December 31, 2005 includes a charge of €0.2 million in relation to LOC, LLC (the variable interest entity consolidated following the adoption of FIN 46 (R)) compared to a benefit of €2.8 million recognized for 2004. This decrease mainly reflects the decline in income generated by our NYSE franchise VDM Specialists. As a result of a special provision in the operating agreement of our partnership VDM Specialists, the realized and unrealized income related to the NYSE transaction in 2006 is mainly attributable to Van der Moolen.

   Other income

     Other income recognized for the year ended December 31, 2006 includes a non-recurring benefit of € 0.5 million in respect of the settlement of the litigation surrounding the value of the option to acquire an interest of 12.3% in Prebon. The litigation started as a result of the take-over of Prebon by a third party and the subsequent request Van der Moolen Holding issued for the settlement of the option value and foreign currency losses, net of €1.3 million (2005: foreign currency gain of €5.3 million).

     In 2006, Van der Moolen Holding N.V. and some of its intermediate holding companies incurred foreign currency gains and losses on monetary financial assets and liabilities denominated in a currency other than the U.S. dollar, the functional currency of these entities. The combined foreign currency loss, net amounted to €1.3 million as stated above. It is the company’s policy to mitigate the effect of currency fluctuations that will result in volatility in the company’s Statement of Income, as reported under International Financial Reporting Standards (IFRS). Under IFRS, a foreign currency profit of € 1.8 million related to the preferred financing shares in the period January 1, 2006 up to and including April 5, 2006 is recognized through the income statement, as a result of the recognition of the preferred financing shares as monetary liabilities in that specific period. At April 5, 2006, our annual general meeting of shareholders approved the alteration of the articles of association in order to permit recognition of the preferred financing shares as equity instrument under IFRS.

Since these preferred financing shares are treated as a component of shareholders’ equity under U.S. GAAP for the full year 2006, the preferred financing shares do not give rise to exchange gains and losses recognized in the income statement. However, the euro-denominated long monetary position that amongst others resulted from the appreciation of the euro relative to the U.S. dollar was the main reason for the foreign currency loss of €1.3 million as reported in our Consolidated Statement of Income under U.S. GAAP. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Currency Risk”.

   (Loss)/ income from continuing operations before income taxes

     As a result of the aforementioned factors, our income from continuing operations before income taxes decreased from a loss of €3.4 million for the year ended December 31, 2005 to a loss of €60.2 million for the year ended December 31, 2006. As described above, the loss for the year ended December 31, 2006 is significantly affected by the impairment charges related to goodwill and other intangibles of € 88.7 million compared to an impairment charge of € 19.4 million for the year ended December 31, 2005. This increase in expenses is partly offset by the recognition of revenues in the amount of € 21.8 million related to the NYSE transaction, which was recognized in 2006. This revenue was not applicable in 2005.

   Provision for income taxes

The provision for income taxes decreased from a credit of €7.0 million in 2005 to a credit of €3.2 million in 2006. The provision for income taxes as a percentage of income before taxes and after minority interests was 4.8% in 2006 (the tax credit of €3.2 million divided by pretax loss of € 66.4 million) compared to a benefit of 70.0% in 2005 (the tax benefit of €7.0 million divided by pretax loss of €10.0 million).

At December 31, 2006, using the currency rate at balance sheet date, the Group recognized a valuation allowance on deferred income tax assets of € 24.1 million in respect of temporary deductible differences, tax losses carried forward or tax credits that can be utilized against future taxable income. Of this, € 22.8 million relates to our US tax position. The carry forward losses related to the US may be utilized within a  period of 20 years. The first year that a carry forward loss related to carry forward losses in the US  expires is 2023. Taking into account the reversal period of temporary differences for tax purposes the average expiry date of the carry forward losses in the US is 25 years. The carry forward losses related to the Netherlands may be utilized within a period of nine years. The first year that a carry forward loss related to carry forward losses in the Netherlands expires is 2011. The recognition of the valuation allowance on deferred tax assets resulted from management’s reassessment of the more-likely-than-not criteria as stated in the applicable accounting standards in the light of the multiple years of tax losses incurred in the applicable tax jurisdictions.

In addition, the effective tax rate, calculated by determining the provision for income taxes as a percentage of income before taxes and after minority interest, is significantly influenced by non-taxable income, non-tax deductible costs and changes in enacted tax rates. See”---Note 13 Income taxes” in the Consolidated Financial Statements.

   Minority interest

     See “—Interest expense, capital subject to mandatory redemption, net” above.

   Net loss from discontinued operations

     The net loss from discontinued operations amounts to nil in 2006. The net loss from discontinued operations amounting to €0.1 million in 2005 mainly reflects additional expenditure incurred following the discontinuation of Van der Moolen Options USA, LLC, which was disposed of in 2004, and related tax benefits.

   Net loss

     As a result of the aforesaid factors, our net result for the year ended December 31, 2006 amounted to a loss of € 63.2 million compared to a loss of € 3.1 million for the year ended December 31, 2005. This implies a deterioration of € 60.1 million (2005: an improvement of € 5.9 million).

Results of Operations for the Years Ended December 31, 2005 and 2004

   Revenues

     The following tables provide information about our revenue composition and contribution of our principal business segments (presented on a subsidiary by subsidiary basis) to our total revenues for the years ended December 31, 2005 and 2004.

Year ended December 31, 2005	Specialist Activities	% of Total Revenues	Commission Income	% of Total Revenues	Proprietary Trading/ market making Activities	% of Total Revenues	Net Interest Income from Stock Lending Activities	% of Total Revenues	Total
	(in € millions, except percentages
VDM Specialists(1)	67.9	60.5	21.6	19.2	0.2	0.2	0.1	0.1	89.8
European Trading
Van der Moolen Trading	—	—	—	—	9.3	8.3	—	—	9.3
Van der Moolen Effecten Specialist	—	—	—	—	4.4	3.9	—	—	4.4
Van der Moolen Obligaties	—	—	0.5	0.5	1.2	1.1	—	—	1.7
Van der Moolen Equities	—	—	—	—	7.0	6.2	—	—	7.0
Total revenues	67.9	60.5	22.1	19.7	22.1	19.7	0.1	0.1	112.2

(1)	As of December 31, 2005, we owned a 75% economic interest in VDM Specialists. The figures shown represent 100% of the corresponding revenue amount.

Year ended December 31, 2004	Specialist Activities	% of Total Revenues	Commission Income	% of Total Revenues	Proprietary Trading/ market making Activities	% of Total Revenues	Net Interest Income from Stock Lending Activities	% of Total Revenues	Total
	(in € millions, except percentages)
VDM Specialists(1)	71.1	58.0	23.9	19.5	1.0	0.8	3.6	2.9	99.6
European Trading
Van der Moolen Trading	—	—	—	—	7.0	5.7	—	—	7.0
Van der Moolen Effecten Specialist	—	—	—	—	8.3	6.8	—	—	8.3
Van der Moolen Obligaties	—	—	0.7	0.5	1.6	1.3	—	—	2.3
Van der Moolen Equities	—	—	—	—	5.5	4.5	—	—	5.5
Total revenues from continuing operations	71.1	58.0	24.6	20.0	23.4	19.1	3.6	2.9	122.7
Total revenues from discontinued operations(2)	0.5	0.4	—	—	(0.5)	(0.4)	—	—	—
Total revenues	71.6	58.4	24.6	20.0	22.9	18.7	3.6	2.9	122.7

_____________
(1)	As of December 31, 2004, we owned a 75% economic interest in VDM Specialists. The figures shown represent 100% of the corresponding revenue amount.
(2)	Comprised of revenues attributable to Van der Moolen Options USA, LLC, Cohen, Duffy, McGowan & Co., LLC, Van der Moolen Opties, Van der Moolen U.K. and Kenny & Co.

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

     The credit of €7.0 million recognized in 2005 includes a tax benefit of €9.0 million recognized in connection with unwinding the company’s financing entity. In 2004, the activities of the company’s financing entity, Van der Moolen International B.V., were partially reduced through the conversion in July and November 2004 of a substantial portion of its intra group loans (advanced to subsidiaries of Van der Moolen) into equity. The intra group loans of this financing entity were, amongst other reasons, reduced to decrease the interest cost of the subsidiaries and in anticipation of the end of the special fiscal regime applicable to Van der Moolen International B.V. The Dutch corporate income tax law and the rules applicable under the special fiscal regime do not provide explicit guidance on the treatment of such conversions for corporate tax purposes. As a consequence of this uncertainty, the company did not recognize a tax benefit in 2004 related to these loan conversions because of the risk that the tax authorities would not agree to such a benefit.

     On December 17, 2005, the 2003 corporate income tax return of Van der Moolen International B.V. was agreed to by the tax authorities. In the 2003 return, Van der Moolen International B.V. reported similar loan conversions. Because of the agreement of tax authorities to the company’s treatment of the 2003 loan conversions, management determined that it was likely that the tax benefit arising on the 2004 loan conversions could be sustained. Subsequently, on March 18, 2006, the 2004 corporate income tax return was agreed to by the tax authorities. Consequently, a non-recurring (non-cash) tax benefit of € 9.0 million has been recognized in the Consolidated Statement of Income for the year ended December 31, 2005. The positive impact on the consolidated effective tax rate from continuing operations for the year ended December 31, 2005, was approximately 90%. For a further detailed explanation of items influencing our effective tax rate, reference is made to Note 13 “Income Taxes” of our consolidated financial statements.

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

(B) Liquidity and Capital Resources

We have financed our businesses primarily through capital contributions from our shareholders, the issuance of subordinated debt, short-term borrowings and the members of our subsidiaries. As of December 31, 2006, we had € 904.9 million in assets, €169.2 million of which consisted of cash and cash equivalents and € 403.0 million of securities owned. As of December 31, 2005, we had €755.7 million in assets, €304.7 million of which consisted of cash and cash equivalents and € 69.3 million of securities owned. This increase is mainly due to the increase of the securities owned and securities sold, not yet purchased and the receivables and payables from and to clearing houses and professional parties, consisting mainly of securities positions and clearing balances arising from the trading activities of Curvalue, which were acquired on January 2, 2006. From an economic perspective, the market risk on the security positions of Curvalue is limited.

Cash and cash equivalents at December 31, 2006 and 2005 included € 47.6 million and €104.3 million, respectively, which amounts are included in a cash pool agreement we have entered into with a commercial bank. With respect to this cash pool agreement, corresponding bank overdrafts are recognized as short-term borrowings in the amount of €55.8 million and €112.6 million, respectively. The Company manages its cash position and cash flows on a net basis.

VDM Specialists, one of our subsidiaries in the US, is a registered broker-dealer which is subject to a variety of regulatory requirements intended to ensure the general financial soundness and liquidity of broker-dealers and the maintenance of minimum levels of net capital, as defined in SEC Rule 15c3-1, as well as net liquid assets. As of December 31, 2006, VDM Specialists’ net capital, as defined, was €163.3 million in excess of its net capital requirement (2005: € 212.9 million) and VDM Specialists’ net liquid assets were approximately € 69.3 million in excess of net liquid assets required (2005: € 15.8 million). Furthermore, in 2006 our newly founded subsidiary in the US, VDM Trading LLC (“VDM Trading”), a registered broker-dealer, started activities. VDM Trading is, like VDM Specialists, subject to regulatory requirement and minimum levels of net capital, as defined in SEC Rule 15c3-1. As of December 31, 2006, VDM Trading net capital, as defined, was € 2.5 million, which is € 2.3 million in excess of its net capital requirement of € 0.2 million.

In 2006, the net liquid asset requirement applicable for VDM Specialist, as defined by the SEC, amounted to $ 136 million or € 103 million at December 31, 2006, a reduction of approximately $ 107 million or € 86 million compared to December 31, 2005. This reduction is fully due to the approval by the SEC of the proposed reduction of the NYSE's specialists Net Liquid Asset Requirements in August 2006. The SEC agreed to phase in the reduction over a nine-month period. This decision immediately reduced VDM Specialists’ NLA requirement by approximately $ 25.0 million, with further reductions in three, six and nine months from the effective date of August 2, 2006. The total reduction amounts to $ 107 million.

Our subsidiaries in Europe are also subject to capital requirements. As of December 31, 2006, all entities had net capital that exceeded their respective net capital requirement at that date.

In our opinion, our working capital is sufficient for our present requirements. At December 31, 2006, we had approximately €19 million of freely available cash (including disposition on security positions and other assets). At December 31, 2005 freely available cash amounted to €39 million. The difference between freely available cash and cash equivalents presented on our balance sheet mainly arises from the net liquid asset requirement of VDM Specialists and the amount of bank overdrafts that form part of the cash pool agreement as set out above, partly offset by the disposition on security positions.

NYSE Rule 326(c), which is applicable to VDM Specialists, also requires a written prior approval from the NYSE for VDM Specialists to make loans to any stockholders, employees or affiliates which would result in a reduction of its total net capital to less than 150% of its required minimum capital. Moreover, broker-dealers, including VDM Specialists, are required to notify the SEC prior to repaying subordinated borrowings, paying dividends and making loans to any stockholders, employees or affiliates, or otherwise entering into transactions which, if executed, would result in a reduction of 30% or more of their excess net capital (net capital less minimum requirement). The SEC has the ability to prohibit or restrict such transactions if it determines the result may be detrimental to the financial integrity of the broker-dealer.

Our indebtedness

Van der Moolen Holding N.V.

As of June 22, 2007 we had the following loan agreements. Under most of these agreements, we are liable jointly and severally with some or all of our subsidiaries (other than VDM Specialists and Curvalue Beheer B.V. and its (in)direct subsidiaries):

•
A loan from a corporate lender in the amount of €1.1 million, of which €0.7 million is of a long-term nature, bearing interest of 6.25% per annum. This loan is payable in annual installments with a final maturity on January 28, 2010.

•
A €15 million credit facility with ABN Amro Bank N.V. Interest on this facility is set at 3.0% per annum over the average one-month Euribor rate. This facility was fully drawn in 2007 and matures in December 2007.

We also have uncommitted overdraft facilities to finance the trading activities of our subsidiaries.

We are also liable for the liabilities of our wholly owned Dutch subsidiaries (except for those included in the Curvalue transaction), which arise out of legal acts by these subsidiaries, pursuant to the statement that we have issued in accordance with section 2:403 of the Dutch Civil Code.

Further, Van der Moolen Holding N.V. has issued a guarantee to third parties for a total amount of €1.0 million in relation to a credit facility of Stichting Van der Moolen Holding. No amounts have been drawn under this facility (2005: nil).

      Repurchase of financing preferred shares

On April 26, 2007, our general meeting of shareholders approved the repurchase of the 251,000 cumulative financing preferred shares A in the share capital of the company. The repurchase price is € 10.4 million. At the repurchase date the (preferred) dividend 2006 and 2007 (partial) was paid with an effective annual dividend of 6.53%.

VDM Specialists

On August 3, 2001, VDM Specialists issued subordinated notes in the aggregate principal amount of $130.0 million (€101.4 million). A portion of the proceeds of this issuance was used to retire part of VDM Specialists’ then-outstanding subordinated notes. Of the $130.0 million issued, $65.0 million (€50.7 million) matures on August 3, 2008, bears interest at an annual rate of 7.54% and is payable in three installments beginning on August 3, 2006, and $65.0 million (€50.7 million) matures on August 3, 2011, bears interest at an annual rate of 7.80% and is payable in five annual installments beginning on August 3, 2007. The purpose of this debt is to enable VDM Specialists to satisfy applicable New York Stock Exchange net capital and net liquid assets requirements.  VDM Specialist paid the first installment of $ 21.7 million on August 3, 2006. As of May 28, 2007, an amount of $ 108.3 million was still outstanding on this agreement.

On March 1, 2002, VDM Specialists issued subordinated notes in the aggregate principal amount of $40.0 million (€31.2 million). These notes mature on March 1, 2008, bear interest at an annual rate of 7.11% and are payable in four annual installments of $ 10.0 million, the first two having been paid on March 1, 2005 and March 1, 2006. On March 1, 2007, VDMS made a scheduled $10 million payment on this 7.11% subordinated notes.  Additionally, on March 1, 2007, VDMS repurchased $8 million of principal of this series of subordinated notes at par.  On March 30, 2007,  VDMS prepaid the remaining principal of $2 million along with accrued interest plus a make-whole amount, as specified in the Note Purchase Agreement.  By the end of the month, all principal balances for this series of notes had been paid in entirety.

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

As of December 31, 2006, VDM Specialists had issued 325(e) guarantees to the New York Stock Exchange in the total amount of $5.0 million (€ 3.8 million). These guarantees, in the amount of $0.1 million each, are potentially available to be drawn upon for amounts due to the New York Stock Exchange and losses due to other members or member organizations arising directly from the closing out of securities contracts under New York Stock Exchange rules.

Capital Expenditure

We have financed, and expect to continue to finance, our capital expenditure requirements primarily through the issuance of new share capital in the form of common shares and financing preferred shares, as well as from external financing and working capital. Our capital expenditure was €6.8 million, €2.7 million and €1.1 million for the years ended December 31, 2006, 2005 and 2004, respectively. In addition, in 2006 capital expenditures related to the acquisition of Curvalue in the amount of €44.8 million was applicable, of which €5.9 million was paid in cash. The remainder of the initial consideration was settled in shares of Van der Moolen Holding N.V. As we made no acquisitions in 2005 and 2004, our capital expenditure in those years was limited.

We currently anticipate that our available cash resources and credit facilities will be sufficient to meet our obligations under the earn-out arrangement for 2006 in relation to the Curvalue acquisition and our anticipated debt repayments, working capital, regulatory capital, dividend payments and capital expenditure requirements through the end of 2007.

(C) Research and Developments, Patents and Licenses, etc.

Not applicable.

(D) Trend Information

Our revenues are mainly affected by trading volume and intraday price volatility on the exchanges where we are active as a specialist or proprietary trader/ market maker. Furthermore, revenues are influenced by the development of the U.S. dollar against the euro. For 2007, the implementation of Regulation NMS has resulted in a significant decline in our US revenues.

For a further description of these and other trends that affected our business in recent periods, see the discussion above under “—(A) Operating Results—Overview—Revenues.”

(E) Off-Balance Sheet Arrangements

In addition to the obligations recorded on our balance sheet, we have certain commitments and contingencies that may result in future cash requirements. These off-balance sheet arrangements consist of guarantees to third parties as discussed above, which are in addition to capital commitments and operating lease commitments. See Note 24 of our consolidated financial statements included in this annual report for further information regarding our commitments and contingent liabilities.

(F) Tabular Disclosure of Contractual Obligations

As of December 31, 2006, the scheduled maturities of our obligations, excluding bank overdrafts, assuming any available rollover provisions are applicable, were:

	Total (1)	< 1 year (1)	1<3 years (1)	3<5 years (1)	> 5 years (1)
	In € millions
Indebtedness
Short term debt	-	-	-	-	-
Long term debt	1.4	0.4	0.6	0.4	-
Subordinated loans (2)	97.5	34.0	43.8	19.7	-
Operating leases	4.4	1.1	2.1	1.2	-

(1)	Amounts stated are principal amounts. Principal amounts in dollars are translated into euros at the exchange rate of €1.00 = $ 1.3170

(2)
This overview represents the scheduled maturities of the subordinated loans and does not take into account the early repayment of the last installment of the 7.11% $ 40.0 million subordinated loans. See “— (B) Liquidity and Capital Resources — Our indebtedness.”

We fulfill our debt obligations out of freely available cash and cash equivalents and available credit facilities, taking into account the reduction of the NLA requirement of VDM Specialist. See “— (B) Liquidity and Capital Resources”.

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

Our supervisory board consists of four members. Our current supervisory board members are:

Name	Age	Position	Expiry of term

Rudolf G.C. van den Brink	59	Chairman	2010
Marinus Arentsen	67	Member	2008
Gerrit H. de Marez Oyens	66	Member	2010
Gerard L. van den Broek	66	Member	2008

Rudolf G.C. van den Brink has been serving as a member of our supervisory board since July 24, 2002. He holds a Ph.D. in Economics from the University of Amsterdam. Mr. Van den Brink is a professor of Monetary Economics and Financial Institutions at the University of Amsterdam and is chief economic advisor to the management board of ABN AMRO Bank N.V. From 1976 to 2002, Mr. Van den Brink worked for ABN AMRO Bank N.V., becoming a member of the executive board in 1997. He is also a member of the supervisory boards of Samas-Groep N.V., Oranje-Nassau Groep B.V., Legal & General Nederland Levensverzekering Maatschappij N.V. and Akzo Nobel N.V. Further, he is chairman of the supervisory boards of Nederlandse Waterschapsbank N.V., Center Parcs Europe N.V., Arbo Unie B.V. and the University of Nijenrode.

Marinus Arentsen has been serving as a member of our supervisory board since April 14, 2004. As a registered accountant, he was previously chief financial officer and a member of the executive board of CSM N.V., a food producer. He serves as chairman of the supervisory board of Klaverblad Verzekeringen U.A., an insurer. In addition, he is a member of the supervisory boards of Incotec International B.V., a firm that provides services to agribusiness, and Océ N.V., a manufacturer of document management systems.

Gerrit H. de Marez Oyens has been serving as a member of our supervisory board since April 9, 1998. He was secretary general of the International Federation of Stock Exchanges in Paris from 1990 to February 2001. He holds a degree in law from the University of Leiden. From 1975 to 1990, Mr. de Marez Oyens worked for Amsterdam Exchanges N.V., becoming secretary general in 1984. Mr. de Marez Oyens is chairman of the supervisory board of Bank Oyens & Van Eeghen N.V. in Amsterdam and vice chairman of the supervisory board of the Amsterdam Power Exchange Spot Market B.V. in Amsterdam.

Gerard L. van den Broek has been serving as a member of our supervisory board since April 3, 1996. He holds a degree in law from Erasmus University, Rotterdam. After working as a member of the management team of Nederlandse Credietverzekering Maatschappij until 1978, he subsequently joined Spencer Stuart Management Consultants in 1982, a management consultancy and executive recruiting firm, where he was a partner until May 2001. He also serves on the supervisory board of Alcan Holdings Nederland B.V., an aluminum refiner and component manufacturer and is a member of Stichting Van der Moolen Holding N.V. since April 2006.

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

Our executive board consists of three members. Mr. Fred M.J. Böttcher resigned from the executive board on May 1, 2006 and retired in September 2006.  Mr. Richard E. den Drijver was appointed by our annual general meeting of shareholders on April 5, 2006. Mr. Leo J. Pruis resigned from the executive board as managing director and CFO on October 16, 2006. Pending the appointment of a new CFO, Mr. Jan W. van de Water was appointed as interim CFO, succeeding Mr. Pruis. On March 1, 2007 Mr. Michiel Wolfswinkel succeeded Mr. Van de Water as CFO and was appointed on April 26, 2007 by our annual general meeting of shareholders as member of the executive board. The members of our executive board are:

Name	Age	Position

Richard E. den Drijver	46	Chairman
Michiel Wolfswinkel	44	Member
Casper F. Rondeltap	51	Member

Richard E. den Drijver is the founder and CEO of Curvalue from 1991 onwards. Prior to that he held functions at Euronext, Fortis Clearing and ABN AMRO Bank. At our annual general meeting of shareholders on April 5, 2006, he was elected to the executive board and on May 1, 2006 he became the CEO of Van der Moolen Holding N.V.

Michiel Wolfswinkel has joined the company on March 1, 2007 and was appointed as member of the executive board on April 26, 2007 by our annual general meeting of shareholders. Previously, he worked as group controller at Eneco and was a financial director EMEA at Matrix One.  He also worked as VP Finance at Priority Telecom.

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

Corporate Governance Developments in the Netherlands

In 2004, the Netherlands introduced new corporate governance principles, the “Tabaksblat Code” , currently known as the Dutch Corporate Governance Code, referred to herein as the “Dutch Code”. After the adoption of the Dutch Code a monitoring committee was set up, which looks into the implementation of the Dutch Code by Dutch listed companies and issues an annual report with additional guidelines on implementation. Companies subject to the Dutch Code are required either to conform to its principles and best practices or explain why they do not. Many of the provisions of the Dutch Code are similar to provisions contained within the Sarbanes-Oxley Act of 2002 and the rules and regulations thereunder. However, there are other provisions of the Dutch Code from which we depart in some respects.

While the Dutch Code recommends a maximum term of four years, our executive board member Mr. Rondeltap, appointed as member of our board before the introduction of the Dutch Code, was appointed for an indefinite term. The Dutch Cantonal Formula (Kantonrechtersformule) is applicable to his severance payment. Mr. Böttcher was also appointed for an indefinite term, but his contract expired in September 2006 upon his retirement.

The Dutch Code states that all supervisory board members should be independent. Our supervisory board member professor Van den Brink acts as chief economic advisor of macro economics to ABN AMRO and therefore does not meet the formal independence requirements, as ABN AMRO provided Van der Moolen with a €15 million credit line. However, we are convinced that, since professor Van den Brink is not involved in the management of ABN AMRO, he should be considered as an independent supervisory board member.

Companies to which the Dutch Code applies are expected to establish rules governing for the holding of and transactions in securities by the supervisory board members other than those issued by us. We do not keep track of these share transactions by our supervisory board members, which is not fully in compliance with this rule.

The Dutch Code states that meetings with analysts, presentations to analysts and press conferences should be announced in advance on our website and by means of a press release. We have published the announcements of press conferences on our website and made reference to general press and analysts meetings in our press releases. We have improved our external communication by providing webcasts of press and analyst meetings and will continue to strive to optimize our communication to shareholders and other stakeholders further.

(B) Compensation

Supervisory Board

Each of our supervisory board members receives a yearly fee and supervisory committee members (including members of the audit committee and the remuneration & nominating committee) receive an additional €1,500 per convened and attended meeting since April 9, 2003. Additionally, each supervisory board member is reimbursed for expenses incurred in connection with attendance at, and travel to and from, supervisory board meetings. In accordance with the employment agreements to which some of our supervisory board members are a party, compensation must be paid to the organizations for which our supervisory board members work, rather than to the members themselves. Until April 6, 2006, we had five supervisory board members.  After the resignation of Mr. Jan Aalberts on April 6, 2006, the supervisory board consists of four members. These members received total remuneration of €206,799. The annual remuneration of the chairman of the supervisory board amounted to €69,101. The vice chairman received €38,894 and other (former) members received an aggregate of €98,804. For attendance at audit and nominating & remuneration committee meetings, the chairman of the supervisory board received €25,169 and other (former) members of the committee received an aggregate €46,585 during 2006. All these individual amounts are inclusive of Value Added Tax where applicable.

No loans are outstanding to members of our supervisory board.

Executive Board

The aggregate annual base salary compensation that our executive board members received during 2006 was €1.3 million. In accordance with the terms and conditions of their employment contracts, executive board members are eligible for a bonus. Bonus payments depend on our financial results and individual performance. For the year ended December 31, 2006, the aggregate amount of bonuses paid to or accrued for our executive board members was nil. The remuneration per executive board member is set out below:

	Fixed salary	Bonus expenses	Pension, social security and other benefits	Other Compensation	Total
	(in €)
Friedrich M. J. Böttcher (1)	287,400	0	67,764	0	355,164
Leo J. Pruis (2)	301,587	0	453,661	0	755,248
Casper F. Rondeltap	329,004	0	66,583	0	395,587
Richard E. den Drijver (chairman) (3)	413,072	0	44,950	0	458,022
Jan W. van de Water (4)	-	-	-	119,000	119,000
Total	1,331063	0	632,958	119,000	2,083,021

(1)	Mr. Böttcher resigned from the executive board on May 1, 2006. Up to and including September 2006, he was engaged as advisor to the executive board.
(2)	Mr. Pruis resigned effective November 30, 2006. In accordance with his contractual arrangements, Mr. Pruis received a total severance payment of €374,000.
(3)	Mr. Den Drijver was appointed to the executive board effective April 5, 2006 and became chairman on May 1, 2006.
(4)	Mr. Van de Water was our interim CFO for the period from October 16, 2006 to March 9, 2007. The consulting fee for the period of October 16, 2006 up to and including December 31, 2006 was €119,000.

In addition to the bonuses related to performance indicators for 2006, Mr. Böttcher is entitled to a bonus of nil as part of his long-term bonus arrangement, which was granted for the period 2004 through 2006. This amount is included in bonus expenses as set out in the table above.

For the year ended December 31, 2006, we recognized expenses in the amount of €44,155 for Mr. Böttcher, €45,706 for Mr. Pruis, €38,680 for Mr. Rondeltap and €30,000 for Mr. Den Drijver to provide for retirement benefits. No loans are outstanding to members of our executive board.

Mr. Den Drijver, the chairman of our executive board as of May 1, 2006, receives a salary that is similar to that of his predecessor, Mr. Böttcher. Under the acquisition agreement through which we acquired Curvalue, the RDD Foundation, a related party to Mr. Den Drijver, received an initial cash payment of approximately €3.97 million and 3,018,354 common shares. In addition, there is an earn-out arrangement under the acquisition agreement through which the RDD Foundation, depending upon the profitability of Curvalue in 2005 and 2006 relative to pre-established profit targets, may end up holding between 6 and 12 percent of our share capital. On January 2, 2007 the earn-out of 2005 was settled. The earn-out consisted of 1,920,964 VDM shares and an amount of €0.9 million in cash, paid to the former shareholders of Curvalue. As a result of the 2006 earn-out, the Company will issue 1,175,965 shares in 2008. Mr. Den Drijver has granted to employees and/or former advisors of Curvalue four percent of the initial and 2005 payments that the RDD Foundation received. In addition, he has granted to employees and/or former advisors of Curvalue between nil and three percent of the 2006 payments that the RDD Foundation will receive.

Share Options Held by Members of our Executive Board

The following table provides certain information regarding our common shares and options in respect thereof held by members of our executive board as of December 31, 2005. Note that these numbers remained unchanged to date.

	Life of options at issuance in years	Number of options December 31, 2005	Average exercise price	Forfeited	Expired	Number of options December 31, 2006	Average exercise price

Executive Board
Casper F. Rondeltap	5	26,000	30.97	—	(26,000)	--	--
	5	26,000	30.97	—	(26,000)	--	--

Former Board members
Friedrich M. J. Böttcher (1)	5	70,000	27.72	--	(45,000)	25,000	21.00
	5	70,000	27.72	--	(45,000)	25,000	21.00

(1)	Mr. Böttcher resigned from the executive board on May 1, 2006.

None of the members of our supervisory board hold any options in respect of our shares. For further information regarding stock options, including the accounting impact and vesting of these options, see Note 19 to our consolidated financial statements included elsewhere in this annual report and “—(E) Share Ownership—Equity Stock Option Plan” for a discussion of our employee share option plan.

(C) Board Practices

No members of the executive board are entitled to fixed expense compensation.

No members of our supervisory board or executive board are entitled to any benefits (apart from pension or similar retirement benefits as described under “—(B) Compensation Supervisory Board—Executive Board”) upon termination of their employment by Van der Moolen Holding N.V.

Audit Committee

In accordance with the charter established by the supervisory board of Van der Moolen Holding N.V., the audit committee must be comprised of at least two members. As of June 18, 2007, the audit committee comprised four members: Mr. Arentsen (chairman), Mr. Van den Brink, Mr. De Marez Oyens and Mr. Van den Broek.

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

Remuneration and Nominating Committee

The remuneration and nominating committee must have at least two members. As of June 18, 2007, the committee consisted of Mr. Van den Broek (chairman) and Mr. Van den Brink.

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

(D) Employees

The following table provides information about the number of employees who worked for us and each of our principal subsidiaries as of December 31, 2006, 2005 and 2004.

Company	As of December 31,

	2006	2005	2004

European Trading	118	61	72
VDM Specialists	191	199	244
Curvalue Brokerage	43	--	--
Curvalue Principal Trading	54	--	--
Holding and Unallocated	40	22	20
Total	446	282	336

The increase in 2006 compared to 2005 is mainly caused by the acquisition of the Curvalue Group and HIT Ltd. and by new activities we started.

The following table provides information about the number of the group’s employees by function as of December 31, 2006, 2005 and 2004.

Function	As of December 31,

	2006	2005	2004

Traders	215	188	254
Administration and support	198	55	47
Operating company management	20	8	7
Holding company management and staff	37	18	16
Technology support	26	13	12
Total	446	282	336

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

Equity Stock Option Plan

We closed our employee stock option plan in 2003 and announced that no further options would be granted. However, some options remain outstanding from the old plan. That plan was established with respect to our management and employees. Under the previous plan, members of our executive board and other specified employees were granted an option to acquire a specified number of common shares. The exercise price for all options issued and outstanding as of June 22, 2007 is between €16.17 and €31.45. Each option is exercisable into one common share.

On December 31, 2006 the number of unexercised and exercisable outstanding options held by our staff was 184,580, and the total number of unexercised outstanding options held by members of our executive board as a group was nil.

New common shares may be issued or common shares may be repurchased to meet the obligations arising from the exercise of employee options.

On January 1, 2006 Mr. R. den Drijver awarded the Curvalue employees 4% of his initial and 2005 earn-out consideration received by the RDD Foundation pursuant to the acquisition agreement relating to Curvalue.  In addition, he has granted between nil and three percent of the 2006 payments that the RDD Foundation will receive to employees and/or former advisors of Curvalue.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

(A) Major Shareholders

The following table sets forth certain information concerning the beneficial ownership of our outstanding share capital, which is comprised of our common shares and financing preferred A shares and financing preferred B shares as of April 27, 2007 by:

•	each shareholder whom we know to be a beneficial owner of approximately 5% or more of our outstanding share capital;
•	each holder of financing preferred A and B shares; and
•	our supervisory board and executive board as a group.

The percentage of beneficial ownership is based on an aggregate of 46,147,230 shares outstanding (excluding 102,182 common shares purchased by Van der Moolen Holding N.V. or its affiliates as of that date), representing 50,322,206 votes, composed of 45,504,926 common shares, 251,000 financing preferred A shares and 391,304 financing preferred B shares. The totals underlying these percentages comprise, for each individual shareholder, the total number of shares outstanding held by the individual shareholder.

Shares beneficially owned(1)

Beneficial Owner	Number of common shares		Number of financing preferred B shares	Voting interest in outstanding share capital(2)

RDD Foundation(3)	4,594,815	—	—	9.1
Fortis Utrecht N.V.(4)	328,037	—	326,087	5.5
Ducatus N.V.(4)	—	251,000	54,347	4.6
ABP(4)	1,220,517	—	10,870	2.6
Shares held by our supervisory board as a group	—	—	—	—
Shares held by our executive board members as a group(3)	—	—	—	—
Shares held by employees of the company(3)	1,195,235	—	—	2.4
Shares held by the public	38,166,322	—	—	75.8

Total excluding shares purchased by the company	45,504,926	251,000	391,304	100.0
Purchased shares held by the company(5)	102,182	—	—	—

Total(6)	46,607,108	251,000	391,304	100.0

_________________
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

(2)
Holders of our common shares, financing preferred A shares and financing preferred B shares vote as a single class on all matters requiring a shareholder vote. Each common share carries one vote and each financing preferred A share and financing preferred B share, of €0.60 nominal each, carries 7.5 votes.

(3)
On January 2, 2006 and on January 2, 2007, 5,724,473 common shares of Van der Moolen Holding N.V. were issued in connection with the settlement of a part of the earn-out payment and the initial payment for the acquisition of Curvalue Beheer B.V. and its subsidiaries. The RDD Foundation, a related party to Mr. Den Drijver, the chairman of our Executive Board, received 4,542,775 common shares. The remaining 1,181,698 shares were issued to persons, or related parties thereof, that are currently employed by us or act as our advisor. All shares issued in relation to the acquisition are subject to lock-up restrictions. See “—(B) Related Party Transactions.”

(4)
Common share ownership interests for these shareholders are not publicly available. Accordingly, the number is estimated by us, in part based on notifications shareholders were required to make pursuant to Dutch law when they reach a threshold interest of 5% and again at 10%. Our estimates are based on information available to us as of April 26, 2007.

(5)	As of April 26, 2007, the total number of shares repurchased by Van der Moolen Holding N.V. following the implementation of our share purchase plan was 102,182.
(6)
As of June 22, 2007, the number of financing preferred B shares held by us remained unchanged compared to April 26, 2007. On April 27, 2007 our annual shareholders' meeting approved the repurchase of the 251,000 financing preferred A shares at the original issuance price amounting in total to € 10,405,148. Furthermore, on April 26, 2007, shareholders voted in favor of cancelling 251,000 repurchased financing preferred A shares with observance of the requirements of section 2:100 of the Dutch Civil Code.

None of our major shareholders has voting rights that differ from those of our other shareholders.

As of April 26, 2007, 5,506,820 common shares were lodged with the Bank of New York as depositary, on the basis of which it had issued an identical number of ADSs.

(B) Related Party Transactions

Reference is made to Note 18 “Related Party Transactions” to our consolidated financial statements included elsewhere in this annual report for a full disclosure of related party transactions.

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

Regulatory Proceedings and Litigation

VDM Specialists USA, LLC

Specialist Trading Investigations

On March 30, 2004, we announced a settlement with the New York Stock Exchange and the SEC with respect to charges resulting from an investigation of trading practices at several specialist firms, including VDM Specialists. The settlement, which was agreed on the basis of no admission or denial, was entered into in connection with alleged violations of Section 11(b) of the Exchange Act, and rules promulgated under the Exchange Act concerning New York Stock Exchange specialist trading, including the requirement that a specialist maintain a fair and orderly market, and violations of Section 15(b)(4)(E) of the Exchange Act, including failure to supervise with respect to certain transactions in which one or more of our employees allegedly violated Section 10(b) of the Exchange Act including Rule 10b-5. Pursuant to the settlement, and without admitting or denying any wrongdoing, we announced that VDM Specialists would pay a total of $57.7 million in restitution to customers and civil penalties for certain trades that occurred during the five year period from 1999 to 2003. Of the total agreed restitution and civil penalties, $34.9 million represented restitution and $22.8 million represented civil penalties. The fine and penalties have been paid.

On April 12, 2005, seven former employees of VDM Specialists were indicted by the U.S. Department of Justice for securities fraud and conspiracy to commit securities fraud. Two of these defendants pleaded guilty to one count of securities fraud each on May 12, 2006. On July 14, 2006, two of the other indicted former employees VDM Specialists were found guilty of one count of securities fraud each (and were acquitted on the conspiracy count and other counts of securities fraud) after a jury trail and are appealing their conviction to the United States Court of Appeals for the Second Circuit. On April 6, 2006, the government dismissed the conspiracy count against the remaining three former employees of VDM Specialists who had been indicted on April 12, 2005. Two former employees were acquitted on all remaining counts on August 1, 2006 and September 18, 2006 respectively and the government dismissed all charges against the final defendant on November 22, 2006.

The SEC and the New York Stock Exchange continue to investigate the conduct of certain present and former employees of VDM Specialists. On April 12, 2005, the SEC commenced civil proceedings against the seven former employees of VDM Specialists who were indicted by the Department of Justice, as well as another employee of VDM Specialists who was not indicted. The New York Stock Exchange has also brought charges against these former employees of VDM Specialists. These matters were stayed during the criminal trials.  The stay has been modified in part for the SEC proceedings to allow the filing of pre-hearing motions and answers and pre-hearing disclosures to occur.  The stay of the New York Stock Exchange proceedings remains in place.

In re New York Stock Exchange Specialists Securities Litigation

In the fourth quarter of 2003, four putative class actions were filed with the U.S. District Court for the Southern District of New York against VDM Specialists and other New York Stock Exchange specialist firms. On March 11, 2004, a similar suit, which was brought by an individual plaintiff who was not purporting to represent a class, was filed in the U.S. District Court for the Southern District of New York. One of the class actions and the individual suit also name the New York Stock Exchange and Van der Moolen Holding NV as defendants. Each of these five actions was filed on behalf of plaintiffs who allege that the defendants violated U.S. federal securities law by conducting improper trading activity to the detriment of pending customer orders. The actions were filed on the grounds of the alleged trading violations that were the subject of the New York Stock Exchange and SEC investigation mentioned above.

The actions seek unspecified restitution and damages. On May 27, 2004, the U.S. District Court for the Southern District of New York entered an order consolidating the four class actions and the individual action, appointing lead plaintiffs, and directing that a consolidated amended complaint be filed within 45 days, absent an agreement by the parties concerning the preliminary schedule. The co-lead plaintiff filed an amended consolidated complaint on September 16, 2004 (In re NYSE Specialists Securities Litigation, No.03-8264 (S.D.N.Y.)). On November 16, 2004, Van der Moolen Holding NV, VDM Specialists and the other New York Stock Exchange specialist firms moved to dismiss the amended consolidated complaint. On December 15, 2005, the Court granted in part and denied in part the motion to dismiss, thereby allowing plaintiffs’ claims to go forward against Van der Moolen Holding NV, VDM Specialists and the other specialist firms.  Plaintiffs served request for the production of documents on defendants on or about February 16, 2006, and the parties have begun to produce discovery. Van der Moolen Holding NV and VDM Specialists answered the compliant on February 23, 2006.

No class has yet been certified. We believe that Van der Moolen Holding NV and VDM Specialists have substantial defenses to this litigation, although the outcome or a range of outcomes of the litigation cannot be predicted at this time. Additionally, whether a class is certified in this case or not, members of the putative class may elect to bring individual claims for damages against Van der Moolen Holding NV and VDM Specialists.  The likelihood of such litigation and its outcome or range of outcomes cannot be predicted at this time.

On June 1, 2007, a putative class action was filed with the U.S. District Court for the Southern District of New York by Sea Carriers, LP I and Sea Carriers Corporation against Van der Moolen Holding NV, VDM Specialists, other New York Stock Exchange specialists and their affiliates, eight large brokerage firms and their affiliates, and NYSE Euronext.   The plaintiffs allege that, during the period between October 17, 1998 and the date of the complaint, the defendants violated the U.S. anti-trust and federal securities laws by misrepresenting the market for execution services and costs of execution of trades on the New York Stock Exchange, manipulating trading on the New York Stock Exchange, and colluding to raise, fix and maintain at anti-competitive levels the costs of executions services on the New York Stock Exchange, all with respect to market orders sent to the New York Stock Exchange floor by means of the Exchange’s  SuperDOT system.  We have not yet been served in this action, which seeks unspecified monetary damages, equitable relief, attorneys’ fees, costs and expenses, pre-judgment interest, and treble damages for any violations of anti-trust laws.

In re Van der Moolen Holding N.V. Securities Litigation

On October 20, 2003, a plaintiff, who purported to represent holders of our ADRs, filed a class action on their behalf in the U.S. District Court for the Southern District of New York against Van der Moolen Holding NV, and the members of our Executive Board during the relevant period. The plaintiff alleged that defendants violated U.S. federal securities law by failing to disclose the alleged trading activity at issue in the NYSE Specialists litigation, the New York Stock Exchange and SEC investigations into NYSE specialist trading activity.

On April 14, 2004, the Court entered an order designating co-lead plaintiffs. On July 9, 2004, co-lead plaintiffs filed an amended complaint seeking unspecified damages. On September 14, 2004, co-lead plaintiffs filed a Second Amended and Consolidated Class Action Complaint (In re Van der Moolen Holding NV Securities Litigation, No. 03-8284 (S.D.N.Y.)), also naming VDM Specialists as a defendant. On November 22, 2004, Van der Moolen Holding NV, VDM Specialists and the individual defendants moved to dismiss the complaint.

On December 15, 2005, the Court granted in part and denied in part defendants’ motion to dismiss, thereby allowing plaintiff's claims to go forward. Van der Moolen Holding NV, VDM Specialists and the individual defendants answered the complaint on February 17, 2006.

On October 13, 2006 the Court signed a Stipulation of Settlement pursuant to which Van der Moolen Holding NV and its liability insurer agreed to pay $8.0 million to the proposed class of ADR holders. On November 29, 2006, the co-lead plaintiffs moved to the Court for final approval of the Settlement Plan of Allocation and Net Settlement Fund. The Court granted that motion and entered a final judgment and order dismissing the action with prejudice on December 7, 2006.

Other

On February 22, 2005, the New York Stock Exchange advised VDM Specialists that it is conducting an investigation into the possibility that (i) employees of VDM Specialists submitted or caused to be submitted, misleading or inaccurate Floor Official approvals during the period from September 2002 through August 2003, and (ii) VDM Specialists and/or certain supervisory employees may have failed to discharge their responsibility in supervising the firm’s floor employees. This investigation has been settled with VDM Specialists agreeing to pay a fine of $50,000, which amount was included in the provision at December 31, 2006.

VDM Specialists has also settled certain other investigations and reviews by the New York Stock Exchange including whether employees of VDM Specialists and other specialist firms engaged in trading outside the quote and whether employees of VDM Specialists inadvertently failed to display in a timely way customer limit orders, with VDM Specialists agreeing to pay fines of $400,000 and $53,000, which amounts were included in the provision on December 31, 2006.

On October 24, 2006, VDM Specialists was served with an amended complaint in an antitrust class action brought in U.S. District Court for the Southern District of New York against numerous financial institutions involving stock lending price fixing allegations. On March 15, 2007, a motion to dismiss by all defendants was filed. The plaintiffs' opposition is due June 15, 2007, and the defendants' reply is due July 16, 2007. The Company has not answered the Complaint. No class has yet been certified. We believe that defendants have substantial defenses to this litigation, although the outcome or a range of outcomes of the litigation cannot be predicted at this time.

In May 2007, three former members of VDM Specialists commenced arbitration against eight members of the management committee of VDM Specialists.  The statement of claim in the arbitration alleges a failure by the members of the management committee to disclose to the minority members an alleged offer by Van der Moolen Holding NV to purchase the membership interests of the minority members.  The claim seeks damages of $630,000 plus the diminution of the members’ capital accounts during January 2007, interest, attorneys’ fees, costs, and other unspecified relief.  We believe that we have substantial defenses to this litigation although the outcome or a range of outcomes of the litigation cannot be predicted at this time.

Legal fees

In 2006, VDM Specialists incurred €2.9 million in legal fees in relation to regulatory proceedings and litigation (2005: €5.7 million). Pursuant to Section 5.5 of its operating agreement with minority members, VDM Specialists is required to advance funds for actual litigation expenses incurred by various present and former members in connection with these litigation and regulatory inquiries. All such advances have been included in the aforementioned amount and are recognized as expenses in the Consolidated Income Statement. In 2006, an amount of approximately €2.6 million was recognized (2005: €4.6 million). Reference is made to Note 24 for details of a provision of €0.2 million established at December 31, 2006. There can be no assurance that further legal fees over and above this provision will not arise, and such expenses could be material.

Stock Lending

In late 2004, the New York Stock Exchange requested documents and interviews with certain employees of VDM Specialists’ stock lending department. On January 14, 2005, VDM Specialists terminated two senior members of its stock lending department for violations of the firm’s policies and their terms of employment. On February 11, 2005, we disclosed that the New York Stock Exchange was conducting an inquiry into broker-dealer stock lending practices, focusing on transactions involving finders, including transactions carried out by VDM Specialists’ stock lending department. Also on February 11, 2005, based on the existence of this New York Stock Exchange inquiry and the results of VDM Specialists’ own internal inquiry, Van der Moolen Holding NV announced that VDM Specialists was closing its stock lending business. Until the closing of the stock lending business, the stock lending activities of VDM Specialists contributed less than €0.1 million to 2005 net income.

At the time when VDM Specialists closed its stock lending business, New York Stock Exchange rules did not expressly bar the payment of reasonable fees to legitimate finders of securities in connection with a member firm’s stock lending activity, although certain broker-dealers had adopted policies prohibiting such payments. On July 10, 2006, VDM Specialists reached a settlement with the NYSE concerning its investigation of its stock lending department, pursuant to which VDM Specialists consented to the imposition of a penalty of censure and a fine of $3.5 million.

The SEC has requested documents from VDM Specialists with respect to its former stock lending department and we have supplied these documents.

U.S. Option Business

Cohen, Duffy, McGowan & Co, LLC has been informed by the American Stock Exchange's Market Regulation Department that the Exchange's Enforcement Division has initiated an investigation that may result in disciplinary actions. The investigation is focused on charges of possible violations of American Stock Exchange Rule 156(b) and Article V, Section 4(h), combined with possible violations of the exchange's limit order display rule during the period between June 3, 2002 and May 30, 2003. Further, on February 25, 2004, the American Stock Exchange Enforcement Division started an investigation in relation to alleged violations of the firm quote rule (American Stock Exchange Rule 958A).

In addition, the Department of Market Regulation of the Chicago Board Options Exchange requested written information from Van der Moolen Options USA, LLC relating to compliance with the Chicago Board Options Exchange’s firm quote rule. On January 28, 2004, the SEC requested data from all U.S. option exchanges, including all those on which our option units acted as specialists or in a similar capacity, regarding the functioning and trading practices of specialists on those exchanges. It is possible that these requests have been lodged in advance of additional investigations into trading practices by the Chicago Board Options Exchange or the SEC.

On May 11, 2004, the SEC requested financial information and information in respect of the compliance procedures of Cohen, Duffy, McGowan & Co, LLC. Cohen, Duffy, McGowan & Co, LLC was closed in December 2003 and we disposed of Van der Moolen Options USA, LLC in December 2004.

On February 11, 2005, the Chicago Board Options Exchange sent a notice informing Van der Moolen Options USA, LLC that it had initiated an inquiry to determine whether Van der Moolen Options USA, LLC, in its capacity as Designated Primary Market-Maker on the Chicago Board Options Exchange or through its designee members, interpositioned or traded its principal account ahead of orders Van der Moolen Options USA, LLC represented as agent during the period from at least January 1999 through December 2004 in violation of Chicago Board Options Exchange or SEC rules. The outcome of this investigation cannot be predicted at this time.

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

Last Atlantis Capital et al. vs Chicago Board Options Exchange et al.

On January 20, 2004, five entities who allege that they are purchasers and sellers of options commenced an action in the U.S. District Court for the Northern District of Illinois against four national securities exchanges (the American Stock Exchange, the Chicago Board Options Exchange, the Philadelphia Stock Exchange and the Pacific Stock Exchange) and 35 securities dealers who made markets in options, including Cohen, Duffy, McGowan & Co, LLC and Van der Moolen Options USA, LLC, as well as Van der Moolen Holding NV. Plaintiffs allege that our subsidiaries conspired with other defendants by allegedly failing to execute orders, canceling orders and refusing to cancel orders for the purchase and sale of options. Plaintiffs allege violations of federal antitrust laws (Sections 1 of the Sherman Act and 4 and 16 of the Clayton Act), and securities laws (Section 10(b) of the Exchange Act and rule 10b-5 thereunder), breach of contract, common law fraud, breach of fiduciary duty, violations of an Illinois consumer fraud and deceptive business practices statute and tortuous interference with business. Injunctive relief and damages (including punitive damages) in an unspecified amount are sought. Cohen, Duffy, McGowan & Co, LLC, Van der Moolen Options USA, LLC and Van der Moolen Holding NV were never served with the process in this action, and although named in the caption of the Complaint, there are no specific allegations in the complaint against either Van der Moolen Holding N.V. or Van der Moolen Options USA, LLC. Motions to dismiss were filed with the Court on June 14, 2004. On March 30, 2005 the court granted the motion to dismiss. On May 9, 2005, the court denied the plaintiffs' motion for reconsideration except with respect to the federal securities count as to which the court gave plaintiffs leave to replead with particularity. Plaintiffs subsequently filed an amended complaint. Plaintiffs also filed virtually identical complaints before two judges on behalf of three additional plaintiffs. The two actions were reassigned to the judge hearing the first action and, on November 7, 2005, plaintiffs filed a Consolidated Complaint. Defendants moved to dismiss on January 6, 2006.

On September 15, 2006, the District Court granted the motions to dismiss with prejudice. Plaintiffs again moved for reconsideration and sought leave to file a proposed amended complaint. On March 22, 2007, the District Court granted the Motion for Reconsideration in part, allowing Plaintiffs to file their proposed amended complaint against all the defendants except the securities exchanges. Plaintiffs filed an  Amended Consolidated Complaint on April 5, 2007. The Amended Consolidated Complaint names as defendants 34 securities dealers and affiliates, including Van der Moolen Holding NV, Van der Moolen Options USA, LLC, Cohen Duffy McGowan, LLC and Cohen Duffy McGowan & Company, LLC.  On May 25, the Van der Moolen and Cohen Duffy McGowan entities filed a motion to dismiss the Amended Consolidated Complaint.  On May 31, 2007, the District Court granted the motion to dismiss and dismissed the Amended Consolidated Complaint against the Van der Moolen and Cohen Duffy McGowan entities with prejudice.  Because the case is still pending against 30 other defendants, the order of dismissal is not yet final or appealable.

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

Year ended December 31,	Dividends per common share				Total dividends on our common shares

	€		$		(€ millions)	($ millions)

2002	0.72	(2)	0.92	(2)	27.7	35.5
2003	—		—		—	—
2004	0.22	(1)	0.28	(1)	8.4	10.8
2005	0.13	(1/3)	0.17	(1/3)	5.6	7.2
2006	—		—		—	—
______________________
(1)	Paid in cash or, alternatively, in the form of common shares.
(2)	Paid in cash only.
(3)	Including dividends paid on the 3,803,509 common shares issued on January 2, 2006 in relation to the acquisition of Curvalue.

For 2006, no dividend was paid out to the common shareholders.

In 2004 and 2005, holders of our common shares elected to receive a portion of the dividend declared in respect of that year in the form of common shares. The stock dividend for 2005 was set at a discount of 3.8% compared to the cash dividend. Accordingly, we issued 1,026,195 and 437,158 common shares in partial fulfillment of the dividends declared in respect of the years ended December 31, 2004 and 2005, respectively. No such facility was made available to shareholders for the dividends in respect of 2002.

Until 2004, we have had a policy of paying at least 40% of our net income from ordinary activities before impairment charges and less minority interest, calculated in accordance with Dutch GAAP, to our holders of common shares in the form of dividends, subject to, among other things, our liquidity and capital position and our expected financing requirements. For the years ended December 31, 2002 and 2004 we paid 40.4% and 41.9%, respectively, of our net income from ordinary activities less minority interest (excluding impairment of intangible fixed assets), calculated in accordance with Dutch GAAP, to our common shareholders in the form of dividends. For 2003 we paid no such dividend, having recorded a loss for the year. As a result of the transition to IFRS, we have paid out 50% of our net income available to common shareholders determined under these accounting standards for the year 2005. In our annual general meeting of shareholders on April 26, 2007 we have clarified our dividend policy. Our dividend and reserves policy takes into consideration our internal financing requirements, our investments and growth prospects, together with investor's dividend expectations. The level of dividend payment depends on a combination of the level of normalized net profit, our liquidity position, our asset ratios and our future financing needs. The proposal for the annual dividend payment is determined with careful consideration for the investments necessary to achieve our strategic goals. We strive for a pay out ratio of between 40% and 50% of normalized net profit attributable to shareholders of common shares. A feature of our dividend policy is to offer our common shareholders the choice of a dividend in cash or shares.

Dividends on Financing Preferred Shares

As of December 31, 2006, we had 251,000 financing preferred A shares and 391,304 financing preferred B shares outstanding. Our financing preferred shares are finance shares, which we may issue to raise capital. We pay dividends on our financing preferred shares. The dividend is calculated on the basis of the basic yield applicable to the relevant class of financing preferred shares as described in the terms and conditions attaching to those shares, which normally reflect market interest rates, at the date of issuance or dividend reset.

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

Year ended December 31,	Dividends per financing preferred A share		Total dividends on financing preferred A share

	€	$	(in € millions)	(in $ millions)

2002	2.63	3.54	0.7	0.9
2003	2.71	3.65	0.7	0.9
2004	2.71	3.65	0.7	0.9
2005	2.71	3.65	0.7	0.9
2006	2.71	3.65	0.7	0.9

Year ended December 31,	Dividends per financing preferred B share		Total dividends on financing preferred B share

	€	$	(in € millions)	(in $ millions)

2002	5.76	7.75	2.3	3.1
2003	5.76	7.75	2.3	3.1
2004	5.76	7.75	2.3	3.1
2005	5.76	7.75	2.3	3.1
2006	8.82	11.87	3.5	4.7

Reference is made to “Item 5. Operating and Financial Review and Prospects—(A) Operating Results—Recent Developments” for information in respect of the reset of the dividend percentage of financing preferred B shares.

(B) Significant Changes

For a discussion of significant changes in our business or financial condition since December 31, 2006, see “Item 5. Operating and Financial Review and Prospects—(A) Operating Results—Recent Developments.”

Item 9. THE OFFER AND LISTING

(A) Offer and Listing Details

The tables below set forth, for the periods indicated, the high and low intraday prices of our common shares and ADSs.

The following table sets out annual high and low intraday prices of our common shares on Euronext and our ADSs on the New York Stock Exchange for the last five years as provided by Bloomberg:

	Euronext Amsterdam		New York Stock Exchange
Period	High	Low	High	Low
	(in euros per share)		(in dollars per share)
2002	36.25	15.70	32.25	15.64
2003	21.70	5.51	22.04	6.70
2004	8.14	4.34	9.95	5.68
2005	6.57	3.75	8.27	4.57
2006	9.13	3.94	10.50	5.07

The following table sets out quarterly high and low intraday prices of our common shares on Euronext and our ADSs on the New York Stock Exchange for the last two years as provided by Bloomberg:

	Euronext Amsterdam		New York Stock Exchange
Period	High	Low	High	Low
	(in euros per share)		(in dollars per share)
2005
First quarter	6.57	4.69	8.27	6.41
Second quarter	5.69	3.75	7.40	4.57
Third quarter	4.75	3.78	5.70	4.61
Fourth quarter	6.19	4.11	7.21	5.13
2006
First quarter	9.13	6.08	10.50	7.79
Second quarter	7.93	5.07	9.97	6.43
Third quarter	5.87	4.80	7.49	6.05
Fourth quarter	5.55	3.94	7.00	5.07
2007
First quarter	4.77	3.91	6.17	5.26

The following table sets out monthly high and low intraday prices of our common shares on Euronext and our ADSs on the New York Stock Exchange for the last six months as provided by Bloomberg:

	Euronext		New York Stock Exchange
Month ended	High	Low	High	Low
	(in euros per share)		(in dollars per share)
December 31, 2006	4.55	3.95	5.97	5.20
January 31, 2007	4.77	4.28	6.17	5.57
February 28, 2007	4.61	4.17	6.01	5.54
March 31, 2007	4.30	3.91	5.69	5.26
April 30, 2007	4.00	3.65	5.38	5.03
May 31, 2007	3.77	3.48	5.12	4.69

On June 14, 2007, the closing price of the common shares on Euronext was €4.00 and the closing price of the ADSs on the New York Stock Exchange was $5.30.

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

At the time of the amendment of our articles of association on May 5, 2006, we revised the terms and conditions, including dividend percentage, profit basis and the mechanisms to establish such terms and conditions, applicable to the financing preferred shares of a specific class. The terms and conditions of the current issued and outstanding financing preferred shares A were (re-)adopted by the executive board after approval of the supervisory board on April 5, 2006. The issuance of 216,000 financing preferred A shares occurred on January 15, 1997, the issuance of 20,000 financing preferred A shares occurred on December 20, 2000, the issuance of 5,000 financing preferred A shares occurred on August 1, 2001, the issuance of 10,000 financing preferred A shares occurred on October 1, 2002. On April 27, 2007 our annual general meeting of shareholders approved the repurchase of the 251,000 financing preferred A shares at the original issuance price of € 10,405,148. Furthermore on April 27, 2007 our annual general meeting of shareholders also resolved the cancellation of 251,000 repurchased financing preferred A shares with observance of the requirements of section 2:100 of the Dutch civil code. The issuance of 391,304 financing preferred B shares occurred on December 15, 1998. All resolutions in respect of the financing preferred shares are deposited at our office in Amsterdam, the Netherlands.

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

The Stichting may exercise its right to acquire the maximum number of shares at any time or may exercise its right in respect of blocks of preferred shares on more than one occasion. The preferred shares will be issued against payment by the Stichting of an amount equal to at least 25 per cent of the aggregate par value of the preferred shares to be issued. After the issuance of any preferred shares, we will meet with the Stichting at least twice a year to discuss whether it remains necessary for the Stichting to continue to hold the preferred shares. If we agree with the Stichting that it is no longer necessary, we will repurchase or cancel the preferred shares. In addition, at its discretion, the Stichting may require us to repurchase or cancel the preferred shares at any time after two years from the date of their original issuance.

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

At our annual general meeting of shareholders on April 26, 2007 our executive board has been delegated to issue common shares and rights to subscribe for common shares, and to exclude or restrict pre-emptive rights, with the approval of the supervisory board. This authorization is applicable to common shares and is limited to 10% of the issued capital. Further, the executive board was given the authority for a period of 15 months, commencing on April 26, 2007 to issue financing preferred shares and rights to subscribe for such shares, and to exclude or restrict pre-emptive rights, with the approval of the supervisory board. This authorization extends to all current and future financing preferred shares in our authorized capital.

Acquisition by us of shares in our own capital

We may acquire our own shares if and to the extent that:

•	a general meeting of shareholders has authorized our executive board to acquire the shares;

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

At our annual general meeting of shareholders on April 26, 2007, our executive board was given the authority described above to acquire shares in our capital for a period of 15 months from the date of the meeting.

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

Voting rights and shareholders’ meetings

We must hold annual general meetings of shareholders within six months of the end of our financial year. The annual general meeting is held, among other things, to adopt our annual accounts. We must hold extraordinary general meetings of shareholders whenever:

•	one or more shareholders together representing at least one-tenth of our outstanding share capital request it in writing, listing the topics to be discussed; and

•	our executive board or our supervisory board deems necessary.

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

Dividends

Annual dividends may only be paid out of profits as shown in the adopted annual statutory financial statements. We may not make distributions if the distribution would reduce our shareholders’ equity below certain reserves required by Dutch law or our articles of association. The profits must first be used to set up and maintain reserves required by Dutch law and must then be set off against certain financial losses. The preferred shares will be paid their dividends first, followed by the financing preferred shares, with due understanding that our executive board is authorized, after the approval of our supervisory board, to make a reservation to the dividend reserve of the respective financing preferred shares, or to make a dividend payment. With respect to the financing preferred shares, effective from April 5, 2006 the payment of dividends on cumulative financing preferred shares is at the discretion of the company, and there is no obligation for the company to make such dividend payments. The dividends on our financing preferred shares and our preferred shares reflect market interest rates, at the date of issuance or dividend reset. If in any financial year the profit in accordance with the accounting principles used for the preparation of the annual statutory financial statements is not adequate to make the dividend payments and/or additions to the respective dividend reserves for financing preferred shares – or part thereof – in respect of our preferred or financing preferred shares, the dividend shall be reduced proportionally and the deficit shall be debited to profits paid out in subsequent financial years. With supervisory board approval, our executive board then decides whether and how much of the remaining profit they will reserve. Any profits remaining will be paid as a dividend on our common shares. With the approval of our supervisory board and subject to Dutch law, our executive board can resolve to pay an interim dividend. A general meeting of shareholders may, upon the proposal of our executive board and subject to approval of our supervisory board, resolve a dividend payment to be made in full or in part in the form of shares.

We can make distributions to common shareholders at the charge of one or more of our reserves except for the share premium reserves A, B, C, D and E and the dividend reserves A, B, C, D and E. These distributions to common shareholders cannot be made to the extent that not all dividends on the preferred shares or financing preferred shares due under our articles of association have been paid or added to the respective dividend reserves A, B, C, D and E. We can make distributions from the dividend reserves A, B, C, D and E to the holders of the corresponding financing preference shares. Furthermore, the executive board may resolve, with the approval of the supervisory board, to make payments of the amounts due in accordance with article 29 of our articles of association to holders of preferred shares and holders of financing preferred shares, charged to the disbursable part of the equity, with the exception of the share premium reserves A, B, C, D and E and the dividend reserves A, B, C, D and E. Moreover, the executive board may also resolve, with the approval of the supervisory board, to make payments to holders of financing preferred shares of amounts which are not due in accordance with our articles of association, but solely when charged to the share premium reserve of the shares in favor of which the payment is made. A resolution adopted by the executive board as referred to in the previous full sentence may solely be adopted under simultaneous or with prior approval of the meeting of financing preferred shares of the class in question.

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

Our articles of association were last amended by notarial deed with effect from May 8, 2007 pursuant to a resolution passed at our annual general meeting of shareholders held on April 26, 2007.

If we are dissolved and liquidated, after we pay all debts and liquidation expenses, the holders of preferred shares have first rights to payment of any dividends not fully paid to them in previous years and of the nominal amount paid per preferred share. Subsequently, the holders of financing preferred shares have rights to payment of any dividends not fully paid to them in previous years, the nominal amount paid per financing preferred shares, the balance of the relevant share premium and dividend reserve of such financing preferred shares increased with such amount as further described in our articles of association. Finally, any remaining assets will be distributed to the holders of common shares.

Should the balance be insufficient to pay the full amounts to holders of preferred shares and the holders of financing preferred shares, such payments shall be made in proportion to the amounts to be paid out on the preferred shares and the financing preferred shares.

Obligations of Shareholders to Disclose Holdings

Section 5.3 of the Dutch Financial Supervision Act (the “Major Holdings Rules”) applies to any  person who, directly or indirectly, acquires or disposes of an interest in the voting rights and/or the capital of a public limited company incorporated under the laws of the Netherlands with an official listing on a stock exchange within the European Economic Area, as a result of which acquisition or disposal the percentage of voting rights or capital interest acquires or disposed of reaches, exceeds or falls below 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%. With respect of Van der Moolen Holding N.V., the major Holdings Act would require any person whose interest in the voting rights and/or capital of Van der Moolen Holding N.V. reached, exceed or fell below those percentage interest, whether through ownership of bearer common shares, registered common shares, financing preferred shares, preferred shares or ADSs, to notify in writing both Van der Moolen Holding N.V. and the Netherlands Authority for the Financial Markets ("Autoriteit Financiële Markten") immediately after the acquisition or disposal of the triggering interest in Van der Moolen Holding N.V.’s share capital.

The notification will be recorded in the register which is held by the Netherlands Authority for the Financial Markets for that purpose, which register is available for public inspection. Non compliance with the obligations of the Major Holdings Rules can lead to criminal prosecution. In addition, a civil court can issue orders against any person who fails to notify or incorrectly notifies the Netherlands Authority for the Financial Markets or Van der Moolen Holding N.V., in accordance with the Major Holdings Rules, including suspension of the voting right in respect of such person’s ordinary shares.

Section 3:95 of the Dutch Act on Financial Supervision

The Dutch Act on Financial Supervision ("Wet op het Financieel Toezicht", "Wft") prohibits, except as provided below, a party from holding or acquiring, or increasing a qualifying shareholding, which is a direct or indirect interest (such as through the ADSs) in, or direct or indirect exercise of voting rights of more than 10% of the issued share capital of a securities institution to which a license has been issued pursuant to section 3:95 of the Dutch Act on Financial Supervision. The exercise of any control connected with a qualifying shareholding in a securities institution, including licensed securities institutions which are subsidiaries of Van der Moolen Holding N.V., is prohibited unless a declaration of no objection has been obtained from the Netherlands Authority for the Financial Markets. The Netherlands Authority for the Financial Markets will, upon request, issue a declaration of no objection in respect of a transaction, unless it judges that the transaction would or could affect the securities institution concerned in a manner that is incompatible with the sound or prudent management of the securities institution. Restrictions may be imposed on, and conditions attached to, a declaration of no objection issued. Purchasers of our common shares and/or ADSs in the offering, as well as any subsequent transferees, will be required to comply with the provisions described above.

We, as well as our intermediate holding companies, have been granted declarations of no objection pursuant to Section 3:95 of the Dutch Act on Financial Supervision in connection with the holding of our interests in our securities institution subsidiaries. Further, our major shareholders and The Bank of New York have been granted declarations of no objection.

(C) Material Contracts

VDM Specialists

Pursuant to the terms of the Amended and Restated Operating Agreement as last amended on April 23, 2007 governing the operation of VDM Specialists, distributions to, and voting by, the members of VDM Specialists are made in proportion to each member’s profit and loss percentage at the time of such distribution or vote. Through our wholly owned subsidiary, Mill Bridge IV, LLC, our profit and loss percentage in VDM Specialists is 84.4125%.

As of December 31, 2006 VDM Specialists is managed by a management committee that must have at least three members. The management committee is composed of a representative of our wholly owned subsidiary, Mill Bridge IV, and six individual members. As a general matter, a vote of the majority of the profit and loss percentage of the members of the management committee is required for action by the committee. A quorum for any meeting consists of members of the committee holding a majority of the profit and loss percentage, but in no event fewer than three members, including two members other than Mill Bridge IV, LLC. There are supermajority voting requirements (a supermajority vote is the lesser of (i) such number of members of the management committee as own not less than 80% of the profit and loss percentages of all members or (ii) Mill Bridge IV, LLC and 50% by number of the members of the management committee other than Mill Bridge IV, LLC) in order for the management committee to take certain corporate actions, including matters that would affect the profit and loss allocations of members, the election of any member (other than Mill Bridge IV, LLC) to serve on the committee and a change in the number of members on the committee. In addition, certain corporate actions, such as the dissolution of the company, the sale of all or substantially all of its assets, a public offering of the company and an amendment to the operating agreement, require a supermajority vote.

Membership interests in VDM Specialists may not be transferred without the prior written consent of the management committee, although members may elect to terminate their memberships in VDM Specialists by giving at least 90 days’ prior written notice.

Curvalue

On January 2, 2006, we acquired Curvalue. See “Item 4. Information on the company—(A) History and Development of the Company.”

Hills Independent Traders Ltd.

On July 25, 2006 we acquired a call option for the securities portfolio of Hills Independent Traders Ltd ("HIT"). On October 31, 2006 the purchase was completed. See “Item 4. Information on the company—(A) History and Development of the Company.”

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

(a)	who derive benefits from the common shares or ADSs that are taxable as benefits from miscellaneous “activities”, which includes activities that exceed normal active portfolio management;

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

Withholding tax

Dividends we distribute are generally subject to a withholding tax imposed by the Netherlands. In 2006, a statutory rate of 25% was applicable. As from 1 January 2007, the statutory rate has been reduced to 15%.

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

Dutch tax law contains provisions against dividend stripping. In the case of dividend stripping, dividend withholding tax cannot be credited or refunded. Dividend stripping is deemed to be present if the recipient of a dividend is not the beneficial owner thereof and is entitled to a larger reduction or refund of dividend withholding tax than the beneficial owner of the dividends. Under the anti-dividend stripping provisions, a recipient of dividends will not be considered the beneficial owner thereof if as a consequence of a combination of transactions a person other than the recipient wholly or partly benefits from the dividends, whereby such person retains, whether directly or indirectly, an interest in the shares on which the dividends were paid comparable with his position in similar shares before such combination of transactions, including the sole acquisition of one or more dividend coupons and the establishment of short- term rights of enjoyment on ADSs and/or common shares, while the transferor retains the ownership of the ADSs and/or common shares. The provisions apply to the transfer of the common shares, ADSs and dividend coupons and also to transactions that have been entered into in the anonymity of a regulated stock market.

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

(3)
if such Non-Resident Shareholder is an individual, the benefits derived from the shares or ADSs are not taxable in the hands of such holder as a benefit from miscellaneous activities in the Netherlands, which includes activities that exceed normal active portfolio management;

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

Withholding tax

Dividends we distribute are generally subject to a withholding tax imposed by the Netherlands. In 2006, a statutory rate of 25% was applicable. As from 1 January 2007, the statutory rate has been reduced to 15%.

For a description of the concept “dividends distributed by us”, reference is made to the section “— Dutch taxation of resident shareholders — Withholding tax”.

Entities that are resident of a member state of the European Union and qualify for application of the EU Parent-Subsidiary Directive are eligible for an exemption from dividend withholding tax provided certain requirements are met.

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

Residents of the United States that qualify for, and comply with the procedures for claiming benefits under, the income tax convention between the Netherlands and the United States (the “US/NL Income Tax Treaty”) generally are eligible for a reduction of the Netherlands withholding tax on dividend income to 15%, which rate may under various specified conditions be reduced to 5% if the beneficial owner is a company which holds directly at least 10% of our voting power. If the beneficial owner is a company which holds directly at least 80% of our voting power, such company may be exempt from withholding tax provided certain other conditions are met.

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

Subject to compliance with the procedures for claiming benefits, a holder of common shares or ADSs will qualify for benefits under the US/NL Income Tax Treaty (an “eligible U.S. holder”), if the holder:

•	is the beneficial owner of the dividends paid on the common shares or ADSs;

•	is resident in the United States according to the US/NL Income Tax Treaty;

•	is not restricted in claiming the benefits of the US/NL Income Tax Treaty under article 26 of the US/NL Income Tax Treaty (“limitation of benefits”);

•	does not carry on business in the Netherlands through a permanent establishment of which the common shares or ADSs form part of the business property;

•	does not perform independent personal services from a fixed base in the Netherlands to which the holding of the common shares or ADSs pertains; and

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

In the section “— Dutch taxation of resident shareholders — Withholding tax”, certain Dutch tax provisions against dividend stripping are discussed. This legislation may also be applied to deny relief from Dutch dividend withholding tax under double taxation conventions.

On the basis of case law from the European Court of Justice (ECJ), certain non-resident shareholders receiving dividends that are subject to the levy of Dutch dividend withholding tax, or having received such dividends in the past three years, may be entitled to a refund of Dutch dividend withholding tax, i.e., in addition to any such entitlement on the basis of any applicable bilateral tax treaty. You may therefore want to consult your tax advisor in this respect so as to assess whether any specific actions should be taken in this respect.

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

Other taxes and duties

No Dutch capital tax (abolished as per 1 January 2006), registration tax, transfer tax, stamp duty or any other similar documentary tax or duty will be payable in the Netherlands by the investors in respect of or in connection with the subscription, issue, placement, allotment or delivery of the common shares or ADSs.

Value Added Tax

No Dutch value added tax will arise in respect of payments in consideration for the acquisition or the disposition of shares in respect of payments by us under common shares or ADSs.

US Federal Income Taxation for U.S. Holders of Common shares or ADSs

The following summary describes material US federal income tax consequences to the U.S. holders described below of the acquisition, ownership and disposition of common shares or ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to acquire such securities.

The summary applies only if you hold common shares or ADSs as capital assets and does not address special classes of holders, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers in securities or foreign currencies;

•	persons holding common shares or ADSs as part of a hedge, straddle, conversion or other integrated transaction;

•	persons whose functional currency for US federal income tax purposes is not the US dollar;

•	persons liable for alternative minimum tax;

•	partnerships or other entities classified as partnerships for US federal income tax purposes;

•	persons who own, directly or indirectly, 10 per cent or more of our voting stock; or

•	persons who acquired common shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation.

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

The summary is based upon tax laws of the US including the Internal Revenue Code of 1986, as amended (the ‘Code’), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, as well as the Treaty, all as of the date hereof changes to any of which may affect the tax consequences described herein, possibly with retroactive effect. Prospective purchasers of the common shares or ADSs should consult their own tax advisers as to the US, Dutch or other tax consequences of the purchase, ownership and disposition of such securities in their particular circumstances, including the effect of any US state or local tax laws.

The discussion below applies to you only if you are a beneficial owner of common shares or ADSs and are, for US federal income tax purposes:

•	a citizen or resident of the US;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the US or of any political subdivision thereof; or

•	an estate or trust the income of which is subject to US federal income taxation regardless of its source.

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

Subject to applicable limitations that may vary depending upon individual circumstances (including those limitations discussed in “—Passive Foreign Investment Company Considerations”) and the discussion above regarding concerns expressed by the US Treasury, dividends paid to certain non-corporate US Holders in taxable years beginning before January 1, 2011 will be taxable at a maximum tax rate of 15%. US Holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

Dividends paid in euros will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of your (or, in the case of ADSs, the depositary’s) receipt of the dividend, regardless of whether the payment is converted into US dollars on the date of receipt. If the euros received as a dividend are not converted into US dollars on the date of receipt, then your tax basis in the euros received will equal such dollar amount and you may realize an exchange gain or loss on the subsequent conversion into US dollars. Any gains or losses resulting from the conversion of euros into US dollars will be treated as US source ordinary income or loss.

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

Passive Foreign Investment Company Considerations

In general, a non-US corporation will be considered a passive foreign investment company (“PFIC”) for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-US corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of such other corporation and received directly its proportionate share of the income of such other corporation. Passive income generally includes dividends, interest, rents and royalties, and gains from property which gives rise to such income or which does not give rise to any income.

There are exceptions for income derived in the conduct of certain active businesses, including for income earned from transactions entered into in the ordinary course of a securities dealer’s trade or business. There is authority to suggest that income earned from a stock exchange specialist business may qualify under the dealer exception. Further, certain of our Market Making may qualify under the dealer exception. However, the extent to which our income and assets would qualify for the dealer exception is unclear. In addition, due to recent changes in our business, the percentage of our assets that may be treated as passive has increased. Accordingly, it is possible that we may have been a PFIC for our 2006 taxable year and we may be a PFIC for any future taxable year.

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

Under certain attribution rules, if we are a PFIC, US Holders will be deemed to own their proportionate share of any direct or indirect subsidiaries or other entity in which we directly or indirectly own an interest that are also PFICs (“indirect PFICs”), and will generally be subject to US federal income tax as if such holders directly held the shares of such indirect PFICs.

To avoid the foregoing rules if we were a PFIC, a US Holder may make a mark-to-market election with respect to the common shares or ADSs (but not with respect to the shares of any indirect PFICs) if the common shares or ADSs are “regularly traded” on a “qualified exchange.” The common shares or ADSs will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of common shares or ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter.

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

We will also make this annual report, our articles of association (in English and in Dutch), and our financial statements for the years ended December 31, 2006, 2005 and 2004 (as part of our annual reports) available for collection free of charge at our head office located at Keizersgracht 307, 1016 ED Amsterdam, the Netherlands.

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

(I) Subsidiary Information

Not applicable.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Van der Moolen runs the risks associated with general corporate activity, as well as risks particular to our business. We eliminate risks where possible, and monitor, limit and control them where they are inescapable. These risks comprise:

• market risk, resulting from the effect of price movements on trading positions;

• currency risk, from exchange rate effects and the fact that most of our earnings and assets are in currencies other than the Euro;

• liquidity risk, arising from obligatory liquidity requirements or when trades generate short-term liabilities, since financing may not always be readily available;

• credit and settlement risk, because our counterparties could default; and

• legal, compliance and operational risk, which takes many forms.

Market Risk

Our subsidiaries carry the main responsibility for managing market risk. On the NYSE, where specialist obligations require us to trade in any amount necessary to maintain a fair and orderly market during the trading day, the first line of responsibility for risk management is with VDM Specialists staff present on the floor of the NYSE during trading hours.

For our European units, our risk control department at Van der Moolen Holding N.V., in consultation with management at these operations, sets more specific risk parameters. For these units, exposure limits are defined in terms of net individual and aggregate position sizes and also on inventory characteristics such as yield curve exposure and exposure with respect to option risk parameters, such as the exposure on price changes, and the exposure on volatility. Position data and option risk parameters are transmitted real time to the head office, where this information is monitored and analyzed by independent risk managers.

Our main defense against market risk is trading discipline. Our equity trading units generally hold positions for a short period of time which reduces their risk from adverse price movements. They attempt to minimize holding large net positions when markets close, in order to minimize the risk that news could affect prices when traders cannot react to it. Where longer-term equity exposure exists, primarily in illiquid stocks, the Company manages its exposure within predefined limits.

We hold bond positions longer-term. We limit and continuously monitor its yield curve and credit exposure. Yield curve exposure is hedged by opposite positions in bond futures based on the duration of our inventory. Such hedges do not eliminate risk from changes in corporate credit standing. We accept risks in six hundred Euronext-traded Dutch bonds and a select group of French, Belgian and Italian ones, which we contain by trading out of them quickly or partially hedging with other bonds of the same issuer and/or duration. This unit limits its exposure to individual issues, issuers, credit rating and industry categories.

Our equity derivatives trading units hold on to positions on a longer term. Strict limits in both positions and option risk parameters are set by management of Curvalue, Hills Independent Traders ("HIT") and VDM Trading and are being monitored continuously by the risk control department at VDM Holding. Curvalue has an obligation as primary and competitive market maker to quote all strikes and maturities in a number of asset classes at Euronext.Liffe.

In 2006, with the acquisition of Curvalue on January 2, and HIT on July 24, we have extended our risk management and controls to embrace all our operations. As far as Curvalue's and HIT’s principal trading activities are concerned, this involves procedures that are similar to those we apply to our other trading activities. Our derivatives exposures are analyzed and the related risk monitored with similar procedures. Short-term risk exposures resulting from VDM Financial Services’ activities as a broker to third parties are analyzed separately, but with similar procedures.

Daily reports analyze position characteristics and absolute exposures. They include so called haircut analyses based on price, volatility and interest movements. The haircut analysis measures all positions, individual and correlated, and reflects the different risk components. The price movement risk is based on the implied volatility of the individual stocks with a minimum price move of 10%. The volatility risk calculation within derivatives is based on volatility increases up to 50% and a decrease of the volatility of 15%. Interest risk is calculated for overnight changes of 0.50%. The haircuts are calculated daily by our clearing members under the restriction that in any case or circumstance the haircut must be lower than the netliq, where netliq represents the dedicated capital (per entity) reserved for trading activities. Because derivatives have become a significant part of our positions and results, we have changed the way we measure our risks. The haircut and stress testing methods are well known within the risk management of derivatives and also used by our clearing banks.

Independent of these haircut reports, each entity has a risk management system which calculates the entities’ internal risk in real time and overnight within the same ranges as the haircut analysis. These internal risk calculations are linked to the calculations from our clearing members in order to accomplish an unequivocal risk. Additional stress tests are conducted in order to examine positions under extreme scenarios.

The following charts reflect the potential loss based on worst case scenarios as described above.

Potential loss (in € million) based on hypothetical changes in selected criteria in our portfolio as of

	2006	2005

March 31	9.08	5.08
June 30	12.45	7.19
September 30	9.29	5.11
December 31	10.43	7.94

The third-party haircut calculation, supplied by our clearing banks, is a control mechanism for our internal calculations and completes our overview of the risks we run on a daily and overnight basis. The diversity of our business also reduces our exposure to market risk.

Currency Risk

We are affected by a number of currency-related risks:

• the risk of currency gains or losses on monetary assets and liabilities denominated in currencies other than the functional currency of the relevant entity;

• the effect of exchange rate fluctuations on the translation of the profit and loss accounts and balance sheets of entities for the purpose of presenting consolidated financial statements in euros; and

• the risk arising from trading positions denominated in currencies other than the functional currency of the unit holding those trading positions.

The following considerations will continue to determine our policy towards currency risk:

• our trading units will continue to hedge currency exposures acquired in the course of their normal trading activities into their functional currencies;

• we will seek, where possible and economically appropriate, to mitigate the effect of currency volatility on our statement of income;

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

Liquidity Risk

Liquidity risk relates to our capacity to finance security positions and the liquidity requirements of exchanges and clearing utilities. Our financial resources, relative to the capital we employ in trading, and the liquidity of the instruments we trade, limit this risk. In addition, we maintain credit facilities with commercial banks. See "Item 5. Operating and Financial Review and Prospects - (B) Liquidity and Capital Resources - Our Indebtedness."

We forecast cash flows on a rolling twelve-month basis. Cash flows and unrestricted cash positions are determined daily, and adjustments are made to our cash flow budgets if necessary.

Credit risk

Credit risk that could result from counterparties defaulting is limited for our operations that operate on regulated exchanges, since the settlement risk is essentially transferred to recognized clearing members. Excess cash and cash equivalents are invested in short-term money market instruments. We minimize the related credit risk by following strict policies governing its choice of counterparties.

Legal, Compliance and Operational Risk

Our businesses and the securities industries in which they operate are subject to an extensive range of laws, rules and regulations in the United States and Europe that are promulgated by various governmental agencies and self-regulatory organizations. The laws, rules and regulations with which our businesses must comply include those relating to financial reporting requirements, trading practices, capital structure requirements, and record retention requirements governing the conduct of our directors, officers and employees. The failure or alleged failure to comply with any of the laws, rules or regulations applicable to us could result in censure, fine, the issuance of cease-and-desist orders or the suspension or disqualification of our directors, officers or employees, and other adverse consequences, which could have an adverse effect on our business. It could also result in the suspension or disqualification of whichever of our subsidiaries commits the violation by the SEC or other relevant regulatory authority or in that subsidiary’s suspension or disqualification as a member of the securities exchange on which it operates. Most of our employees are also subject to extensive compliance requirements, and in the event of non-compliance they may risk similar sanctions: in the event of such sanctions, their ability to contribute to our results of operations and cash flows may be impaired. If sanctions against either our businesses or employees occur, we may be unable to operate a portion of our business, which could adversely affect our financial condition, results of operations and cash flows.

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

(B)	Management’s annual report on internal control over financial reporting

The Executive Board of Van der Moolen Holding N.V. (the 'Company') is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15 (f) under the Exchange Act).

The Company's internal control system is based on the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework and has been designed to provide a reasonable level of assurance that the financial reporting in accordance with U.S. generally accepted accounting principles does not contain material errors. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

As of the end of the Company's 2006 fiscal year, the Executive Board has evaluated the design and operating effectiveness of the Company's internal control system. Our Executive Board assessed the effectiveness of our internal control over financial reporting based on the COSO framework. Based on this assessment, our Executive Board concluded that as at December 31, 2006 our internal control over financial reporting was effective.

The Executive Board's assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, excluded the following company acquired by the Company after January 1, 2006: Hills Independent Traders Ltd.

This acquisition is a wholly-owned subsidiary of the Company whose net revenues represented less than 1.0% of consolidated net revenues of the Company as of and for the year ended December 31, 2006. If adequately disclosed, companies are allowed to exclude acquisitions from their assessment of internal control over financial reporting during the first year of an acquisition while integrating the acquired company under guidelines established by the US Securities and Exchange Commission.

The Executive Board's assessment of the effectiveness of the Company’s internal control over US GAAP financial reporting as of December 31, 2006 has been audited by Ernst & Young Accountants N.V., an independent registered public accounting firm, as stated in their attestation report.

(C)	Attestation report of the registered public accounting firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Supervisory Board and the Managing Board of Van der Moolen Holding N.V.

We have audited management’s assessment, included in the accompanying Management's Annual Report On Internal Control Over Financial Reporting on Form 20-F, that Van der Moolen Holding N.V. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Van der Moolen Holding N.V.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management’s Annual Report On Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Hills Independent Traders Ltd., which is included in the 2006 consolidated financial statements of Van der Moolen Holding N.V. and constituted €91.2 million and €8.6 million of total and net assets, respectively, as of December 31, 2006 and €2.0 million and €0.1 million of revenues and net income, respectively, for the year then ended.  Our audit of internal control over financial reporting of Van der Moolen Holding N.V. also did not include an evaluation of the internal control over financial reporting of Hills Independent Traders Ltd.

In our opinion, management’s assessment that Van der Moolen Holding N.V. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria.  Also, in our opinion, Van der Moolen Holding N.V. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated statement of financial condition of Van der Moolen Holding N.V. and subsidiaries as of December 31, 2006, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for the year ended December 31, 2006 and our report dated June 22, 2007 expressed an unqualified opinion thereon.

Amsterdam, the Netherlands

June 22, 2007

Ernst & Young Accountants

(D)	Changes in internal control over financial reporting

During 2006 we have improved and extended the internal control framework to address the requirements of section 404 of the Sarbanes-Oxley Act of 2002. We believe that we have implemented adequate steps to maintain an effective framework of internal control over financial reporting. These steps include appointing the Chief Executive Officer to the Management Committee of VDM Specialists, improving the financial reporting process by hiring a new Chief Financial Officer and Controller at VDM Specialists, and establishing direct access to the general ledger of VDM Specialists for the Group Control department. We have invested in a standardized general ledger application for our European entities, a new general ledger application for VDM Specialists and a robust consolidation tool at Van der Moolen Holding.

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

Item 16B. CODE OF ETHICS

We have adopted a code of ethics applicable to our managing directors, executive officers and other employees, as required by the Sarbanes-Oxley Act of 2002 and the Dutch Corporate Governance Code. A copy of the code of ethics has been made available through our website located at www.vandermoolen.com.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young Accountants have served as our independent public accountant for the year ended December 31, 2006. PricewaterhouseCoopers Accountants N.V. have served as our independent public accountant for the year ended December 31, 2005 and 2004. The following table presents the aggregate fees for professional audit services and other services rendered by Ernst & Young Accountants and PricewaterhouseCoopers Accountants N.V. and its affiliated firms for the years ended December 31, 2006 and 2005, respectively. The fees for professional audit services and other services rendered are subject to pre-approval by our audit committee. For the fees in relation to the year ended December 31, 2006 and 2005, all fees for audit services have been pre-approved by our audit committee.

	2006 (1)	2005 (1)

	(€ thousands)
Audit fees	1,803	1,288
Audit-related fees	5	611
Tax fees	-	-

Total	1,808	1,899

(1) All fee amounts are exclusive of value added tax.

Audit Fees

Audit fees primarily relate to the audit of our annual financial statements issued under local GAAP following our statutory and regulatory requirements, our consolidated financial statements included elsewhere in this annual report, and services related to statutory and regulatory filings of our subsidiaries.

Audit-related fees

Audit-related fees consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor. For the year ended December 31, 2005, these fees also include consultations concerning financial accounting and reporting standards such as IFRS and the Sarbanes-Oxley Act project. Furthermore, 2005 expenses include fees for due diligence work performed by PricewaterhouseCoopers in relation to the acquisition of Curvalue.

Tax fees

Not applicable.

Change of auditors

At our annual general meeting of shareholders on April 5, 2006, our supervisory board was mandated, in consultation with our executive board, to put out for tender bids for our independent auditors for the financial year ending December 31, 2006. As indicated above, the supervisory board has engaged Ernst & Young Accountants as our auditors for 2006.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY ISSUER AND AFFILIATED PURCHASERS

Pursuant to the acquisition of Curvalue Beheer B.V. and its subsidiaries, we acquired 127,558 of our common shares which reflected a trading position remaining from the time that this subsidiary acted as the Primary Market Maker ("PMM") of our options on Euronext.liffe. During 2006 these shares were subsequently sold. The following table provides information about the movement of the shares during 2006.

For the month of	Total Number of Shares Purchased and (Sold), Net	Average Price Paid or (Received) per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs
1 January 2006 to 31 January 2006	(20,580)	(6.83)	-	-
1 February 2006 to 28 February 2006	(2,900)	(7.93)	-	-
1 March 2006 to 31 March 2006	(7,700)	(7.52)	-	-
1 April 2006 to 30 April 2006	(36,019)	(7.73)	-	-
1 May 2006 to 31 May 2006	(2,943)	(8.82)	-	-
1 June 2006 to 30 June 2006	(58,416)	(5.41)	-	-
1 July 2006 to 31 July 2006	-	-	-	-
1 August 2006 to 31 August 2006	-	-	-	-
1 September 2006 to 30 September 2006	-	-	-	-
1 October 2006 to 31 October 2006	-	-	-	-
1 November 2006 to 30 November 2006	-	-	-	-
1 December 2006 to 31 December 2006	-	-	-	-
Total	(128,588)	(6.54)	-	-

PART III

Item 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

Item 18. FINANCIAL STATEMENTS

The following financial statements and related schedules, together with the report of Ernst & Young Accountants N.V. thereon, are filed as part of this annual report.

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

2.2[2]	Form of American Depositary Receipt.
4.1[2,5]	Amended and Restated Operating Agreement of VDM Specialists.
4.2[3,5]	Amended and Restated Operating Agreement of VDM Specialists dated February 2, 2004.
4.3[3,5]	First Amendment dated April 1, 2004 to the Amended and Restated Operating Agreement of VDM Specialists dated February 2, 2004.
4.4[3,5]	Second Amendment dated May 1, 2004 to the Amended and Restated Operating Agreement of VDM Specialists dated February 2, 2004.
4.5[4,5]	Amended and Restated Operating Agreement of VDM Specialists dated December 1, 2004.
4.6[4,5]	First Amendment dated December 30, 2004 to the Amended and Restated Operating Agreement of VDM Specialists dated December 1, 2004.
4.7[4,5]	Second Amendment dated January 3, 2005 to the Amended and Restated Operating Agreement of VDM Specialists dated December 1, 2004.
4.8[6]	Business Combination Agreement regarding the acquisition of Curvalue Beheer B.V. and its subsidiaries dated October 12, 2005.
4.9[1,5]	Third Amendment dated July 1, 2006 to the Amended and Restated Operating Agreement of VDM Specialists dated December 1, 2004.
4.10[1,5]	Fourth Amendment dated April 23, 2007 to the Amended and Restated Operating Agreement of VDM Specialists dated December 1, 2004.
4.11[1]	Asset Purchase Agreement dated July 24, 2006 among Van der Moolen Equities Limited, Hills Independent Traders Limited and Binck N.V.
4.12[1]	Put/Call Option Agreement dated June 15, 2007 among Van der Moolen Specialists USA, LLC, Mill Bridge IV, LLC and the individuals listed on Schedule A to the agreement.

8[1]	Subsidiaries of the registrant.
12.1[1]	Certification of the Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.
12.2[1]	Certification of the Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.
13.1[1]	Certification of the Chief Executive Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.
13.2[1]	Certification of the Chief Financial Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

(1)	Filed herewith.
(2)	Incorporated by reference to the company’s Registration Statement on Form 20-F (SEC File No. 333-1-16731) filed with the Securities and Exchange Commission on October 15, 2001.
(3)	Incorporated by reference to the company’s Annual Report on Form 20-F (SEC File No. 001-16731) filed with the Securities and Exchange Commission on June 25, 2004.
(4)	Incorporated by reference to the company’s Annual Report on Form 20-F (SEC File No. 001-16731) filed with the Securities and Exchange Commission on June 30, 2005.
(5)	Confidential treatment has been requested. Confidential materials have been redacted and separately filed with the Securities and Exchange Commission.
(6)
The agreement has been filed herewith, but the schedules thereto have not been filed pursuant to Item 601 of Regulation S-K.  The omitted schedules are the following: (i) the sellers; (ii) the group companies; (iii) earn-out payments; (iv) bank guarantee; (v) key employees; (vi) certificate of the sellers; (vii) certificate of the purchaser; (viii) resignation supervisory directors; (ix) notarial deed of transfer of the shares; (x) sellers’ warranties; (xi) disclosure letter; (xii) purchaser warranties; (xiii) facility agreement; (xiv) debts owed to and by affiliated parties; and (xv) press release.  The schedules will be furnished upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Van der Moolen Holding N.V.

By:	/s/ Richard E. den Drijver
Richard E. den Drijver
Chairman of the Executive Board

By:	/s/ Michiel Wolfswinkel
Michiel Wolfswinkel
Chief Financial Officer,
Member of the Executive Board

By:	/s/ Casper F. Rondeltap
Casper F. Rondeltap
Member of the Executive Board

Dated: June 22, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Supervisory Board and the Managing Board of Van der Moolen Holding N.V.

We have audited the accompanying consolidated statement of financial condition of Van der Moolen Holding N.V. as of December 31, 2006, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for the year ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Van der Moolen Holding N.V. at December 31, 2006, and the consolidated results of its operations and its cash flows for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the financial statements, in 2006 the Company restated the beginning balance of Shareholders' Equity to reflect the adoption of Securities and Exchange Commission Staff Accounting Bulletin Number 108.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Van der Moolen Holding N.V.'s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 22, 2007 expressed an unqualified opinion thereon.

Amsterdam, the Netherlands

June 22, 2007

Ernst & Young Accountants

Report of Independent Registered Public Accounting Firm

To the Executive Board, the Supervisory Board, and the Shareholders of Van der Moolen Holding N.V.

In our opinion, the accompanying consolidated balance sheet as of December 31, 2005 and the related consolidated statements of income and comprehensive income, of cash flows and of changes in shareholders’ equity for each of the two years ended December 31, 2005, present fairly, in all material respects, the financial position of Van der Moolen Holding N.V. and its subsidiaries (the “Group”) at December 31, 2005, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Amsterdam, The Netherlands

June 23, 2006

PricewaterhouseCoopers Accountants N.V.

J.A.M. Stael RA

Consolidated Statements of Financial Condition

	As of December 31,
	2006	2005
	(in € millions, except per share data)
ASSETS
Cash and cash equivalents	€169.2	€304.7
Receivable from clearing organizations and professional parties	118.5	73.4
Securities owned, at market value	403.0	69.3
Loans receivable (net of allowance)	0.1	5.0
Memberships in exchanges:
Owned, at cost (market value of € nil and €27.0, respectively)	-	10.2
Contributed by members, at market value	-	9.0
Deferred tax assets, net	1.0	-
Property and equipment, net	6.1	4.0
Goodwill	22.0	35.2
Other intangible assets, net	153.0	211.4
Investments in affiliated companies	9.3	-
Other assets	22.7	33.5
Total assets	€904.9	€755.7
LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Short-term borrowings	€112.4	€114.2
Payable to clearing organizations and professional parties	59.1	11.8
Securities sold, not yet purchased, at market value	274.4	55.2
Current income tax liabilities	2.5	4.3
Accounts payable, accrued expenses, and other liabilities	36.2	33.2
Deferred tax liabilities, net	6.3	4.5
Notes payable	1.4	4.0
Subordinated borrowings:
Subordinated notes	97.5	135.2
Memberships in exchanges, contributed by members, at market value	-	9.0
Total liabilities	€589.8	€371.4
Minority interest	13.4	16.5
Commitment and contingencies (Note 24)
Shareholders’ equity:
Financing Preferred A shares, €0.60 par value, authorized 1,200,000 shares, issued and outstanding 251,000 shares	0.1	0.1
Financing Preferred B shares, €0.60 par value, authorized 1,200,000 shares, issued and outstanding 391,304 shares	0.3	0.3
Common shares, €0.08 par value, authorized 54,000,000 shares, issued and outstanding 43,583,962 and 39,445,477 shares, respectively	3.5	3.1
Treasury stock, 102,182 common shares	(2.4)	(2.4)
Additional paid-in capital	322.3	282.6
Retained earnings	86.9	160.1
Accumulated other comprehensive income	(109.0)	(76.0)
Total shareholders’ equity	€301.7	€367.8
Total liabilities and shareholders’ equity	€904.9	€755.7

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of income

	Year Ended December 31,
	2006	2005	2004
	(in € millions, except per share data)
Revenues:
Specialist activities	€57.9	€67.9	€71.1
Proprietary trading/market making activities	59.1	22.1	23.4
Commission income	33.7	22.1	24.6
Net income from NYSE transaction	21.8	-	-
Net interest income from stock lending activities	-	0.1	3.6
Total revenues	€172.5	€112.2	€122.7
Expenses:
Exchange, clearing and brokerage fees	41.1	20.8	21.4
Employee compensation and benefits	50.6	33.5	34.7
Lease of exchange memberships and trading licenses	2.7	3.4	7.7
Information and communication	6.9	2.8	3.0
General and administrative expenses	24.2	22.8	14.5
Depreciation and amortization	10.4	7.6	7.4
Impairment of goodwill and other intangible assets	88.7	19.4	8.2
Impairment of other assets	-	-	5.6
Total expenses	€224.6	€110.3	€102.5
Income/(loss) from continuing operations	€(52.1)	€1.9	€20.2
Interest expense, net	(7.3)	(8.6)	(7.6)
Interest expense, capital subject to mandatory redemption, net	-	-	(7.9)
Other (loss)/income	(0.8)	3.3	1.3
(Loss)/ income from continuing operations before income taxes	€(60.2)	€(3.4)	€6.0
Provision for income taxes	3.2	7.0	0.6
Minority interest	(6.2)	(6.6)	2.5
Net (loss)/income from continuing operations	€(63.2)	€(3.0)	€9.1
Loss from discontinued operations before income taxes	-	(0.5)	(22.7)
Provision for income taxes relating to discontinued operations	-	0.4	4.6
Net loss from discontinued operations	€-	€(0.1)	€(18.1)
Net loss	€(63.2)	€(3.1)	€(9.0)
Financing preferred shares dividends	(4.1)	(2.9)	(2.9)
Net loss attributable to common shareholders	€(67.3)	€(6.0)	€(11.9)
Weighted average number of common shares outstanding	45,352,290	39,031,219	38,078,411
Diluted weighted average number of common shares outstanding	45,352,290	39,031,219	38,078,411
Basic (loss)/ earnings per share from continuing operations	€(1.48)	€(0.15)	€0.16
Diluted (loss)/ earnings per share from continuing operations	€(1.48)	€(0.15)	€0.16
Basic loss per share from discontinued operations	€-	€-	€(0.47)
Diluted loss per share from discontinued operations	€-	€-	€(0.47)
Basic loss per share	€(1.48)	€(0.15)	€(0.31)
Diluted loss per share	€(1.48)	€(0.15)	€(0.31)

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Comprehensive Income

	Year Ended December 31,
	2006	2005	2004
	(in € millions)
Net loss	€(63.2)	€(3.1)	€(9.0)
Other comprehensive income:
Foreign currency translation, net of tax	(29.6)	46.5	(24.9)
Pension benefit, net of tax	0.6	-	-
Transfer of cumulative foreign currency translation to discontinued operations, net of tax	-	-	15.9
Comprehensive income/(loss)	€(92.2)	€43.4	€(18.0)

Other Comprehensive Income recognized in relation to the accounting for SFAS 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" includes a tax charge of € 0.3 million for the year ended December 31, 2006 (2005 and 2004: € nil)

Foreign currency translation includes taxation in the amount of € nil for the years ended December 31, 2006, 2005 and 2004, respectively.

Cumulative foreign currency translation differences of €18.9 million attributable to a foreign operation that is sold, liquidated or substantially liquidated have been charged to the Consolidated Statement of Income for the year ended December 31, 2004 in accordance with SFAS 52, net of related taxation (benefit of €3.0 million). The net charge of €15.9 million is included in Net loss from discontinued operations for the year ended December 31, 2004.

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2006	2005	2004
	(in € millions)
Cash flows from operating activities:
Net loss	€(63.2)	€(3.1)	€(9.0)
Adjustments of non-cash items to reconcile net loss to net cash used in/provided by operating activities:
Depreciation and amortization	10.4	7.6	7.4
Impairment of goodwill and other intangible assets	88.7	19.4	8.2
Impairment of other assets	-	-	5.6
Release of provision on loan receivable	-	-	(2.4)
Provision for NYSE/SEC investigation	-	(4.8)	(42.2)
Amortization of deferred gain on swaps	(2.3)	(2.9)	(3.2)
Deferred tax (benefit) expense, net	(3.3)	(6.8)	7.3
Compensation expense related to stock-based compensation	0.5	0.1	0.5
Pensions and other long-term benefit plans	0.5	0.6	(0.3)
Distributions as included in Other income	-	(1.1)	-
Settlement of litigation	(0.5)	-	-
Gain on sale of memberships in exchanges / NYSE shares	(21.8)	(7.4)	-
Foreign currency result, net	6.5	5.3	15.9
Other provisions	(2.2)	4.9	-
Other	-	-	(0.2)
Interest expense, capital subject to mandatory redemption	-	-	7.9
Minority interest	6.2	6.6	(2.5)
Change in assets and liabilities net of effects from purchase or sale of subsidiaries:
Receivable from clearing organizations and professional parties	(53.3)	(39.9)	42.4
Securities owned, net	(320.4)	61.3	100.3
Stock borrowed	-	632.6	838.1
Other assets	7.2	2.6	17.9
Not readily marketable financial instruments	-	-	0.1
Payable to clearing organizations and professional parties	50.2	(9.8)	(114.0)
Securities sold, not yet purchased	222.6	(67.3)	8.6
Stock loaned	-	(616.3)	(851.7)
Current income tax liabilities	(1.8)	2.0	(0.9)
Accounts payable, accrued expenses and other liabilities	(0.3)	4.3	(6.6)
Net cash (used in)/ provided by operating activities	€(76.3)	€(12.1)	€27.2

Cash flows from investing activities:
Purchase and sale of property and equipment, net	(3.6)	(1.1)	-
Purchase of intangible assets	(3.2)	(1.5)	-
Acquisition of group companies, less cash balances held	(0.5)	-	-
Divestment of Group companies, less cash balances held	-	-	1.6
Financial investments	(14.4)	-	-
Distributions by and disposals of investments, net	-	1.1	0.3

	Year Ended December 31,
	2006	2005	2004
	(in € millions)
Settlement of litigation	0.5	-	-
Loans granted	-	(5.0)	-
Repayment on loans receivable	-	-	14.3
Sale of exchange memberships / NYSE shares	22.5	-	0.3
Net cash provided by/used in investing activities	€1.3	€(6.5)	€16.5

Cash flows from financing activities:
Capital subject to mandatory redemption, distributions net of capital contributions	-	-	(3.7)
Minority interest, distributions net of capital contributions	(7.9)	(6.1)	(0.5)
Payment to former partners of VDM Specialists	(3.6)	(3.1)	-
Net increase/(decrease) in short-term borrowings	(2.8)	36.6	(125.5)
Payments of notes payable, net of proceeds	(0.3)	(1.8)	(5.0)
Proceeds of subordinated notes	-	-	0.9
Payments of subordinated notes	(25.3)	(16.3)	(7.1)
Proceeds/(loss) from termination of interest rate swaps	-	0.3	(0.2)
Sale/ (purchase) of treasury shares	0.7	-	5.6
Dividend paid	(5.2)	(6.1)	(2.9)
Net cash provided by (used in) financing activities	€(44.4)	€3.5	€(138.4)
Effects of exchange rate differences	(16.1)	31.6	(13.5)
Net change in cash and cash equivalents	€(135.5)	€16.5	€(108.2)
Cash and cash equivalents at beginning of the year including held-for-sale assets	304.7	288.2	396.4
Cash and cash equivalents at end of the year including held-for-sale assets	€169.2	€304.7	€288.2

Supplemental information:
Cash paid for
Interest (excluding interest on capital subject to mandatory redemption)	€11.1	€13.4	€30.6
Income taxes	€10.0	€2.5	€4.0

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Changes in Shareholders’ Equity

	As of December 31, 2006
	Capital stock
	Financing preferred		Common		Treasury
	Shares	Amounts	Shares	Amounts	Common Shares	Amounts	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholders’ Equity
	(in thousands of €, except per share data)
Balance at Jan. 1, 2006	642,304	€385	39,445,477	€3,156	102,182	€(2,431)	€282,579	€160,124	€(76,006)	€367,807
Adjustment opening balance due to prior year error	-	-	-	-	-	-	-	€(375)	-	€(375)
Adjustment on the opening balance due to application of SFAS 158	-	-	-	-	-	-	-	-	€(4,045)	€(4,045)
Acquisition of Curvalue	-	-	3,803,509	€304	-	-	€36,087	-	-	36,391
Treasury shares obtained via acquisition Curvalue	-	-	-	-	128,558	€(756)	-	-	-	(756)
Net loss	-	-	-	-	-	-	-	(63,200)	-	(63,200)
Dividends on common shares of €0.13 per share	-	-	-	-	-	-	-	(2.313)	-	(2.313)
Dividend on financing preferred A shares of 6.53%	-	-	-	-	-	-	-	(680)	-	(680)
Dividend on financing preferred B shares of 8.45%	-	-	-	-	-	-	-	(3,451)	-	(3,451)
Issuance of stock dividend	-	-	437,158	€35	-	-	€3,100	(3,135)	-	-
Sale of Treasury shares (net)	-	-	-	-	(128,558)	€756	-	-	-	756
Foreign currency translation adjustments	-	-	-	-			-	-	(29,555)	(29,555)
Stock compensation expense	-	-	-	-	-	-	€499	-	-	499
Recognized net realized gains for the year, resulting from application of SFAS 158	-	-	-	-	-	-	-	-	625	625
Balance at Dec. 31, 2006	642,304	€385	43,686,144	€3,495	102,182	€(2,431)	€322,265	€86,970	€(108,981)	301,703

The accompanying notes are an integral part of these financial statements.

The opening balance adjustment recognized in Accumulated Other Comprehensive Income in relation to the adoption of SFAS 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" at January 1, 2006, includes a tax benefit of € 1.6 million.

Consolidated Statements of Changes in Shareholders’ Equity

	As of December 31, 2005
	Capital stock
	Financing preferred		Common		Treasury
	Shares	Amounts	Shares	Amounts	Common Shares	Amounts	Additional Paid–in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholders’ Equity
	(in thousands of €, except per share data)
Balance at Jan. 1, 2005	642,304	€385	38,419,282	€3,074	102,182	€(2,431)	€277,607	€174,324	€(122,553)	€330,406
Dividend on financing preferred A shares of €2.70 per share	-	-	-	-	-	-	-	(680)	-	(680)
Dividend on financing preferred B shares of 5.52%	-	-	-	-	-	-	-	(2,255)	-	(2,255)
Dividends on common shares of €0.22 per share	-	-	-	-	-	-	-	(3,237)	-	(3,237)
Issuance of stock dividends	-	-	1,026,195	82	-	-	4,883	(4,965)	-	-
Net loss	-	-	-	-	-	-	-	(3,063)	-	(3,063)
Foreign currency translation adjustments	-	-	-	-	-	-	-	-	46,547	46,547
Stock options compensation expense	-	-	-	-	-	-	89	-	-	89
Balance at Dec. 31, 2005	642,304	€385	39,445,477	€3,156	102,182	€(2,431)	€282,579	€160,124	€(76,006)	€367,807

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Changes in Shareholders’ Equity

	As of December 31, 2004
	Capital stock
	Financing preferred		Common		Treasury
	Shares	Amounts	Shares	Amounts	Common Shares	Amounts	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholders’ Equity
	(in thousands of €, except per share data)
Balance at Jan. 1, 2004	642,304	€385	38,419,282	€3,074	882,182	€(8,070)	€277,075	€189,148	€(113,497)	€348,115
Dividend on financing preferred A shares of €2.70 per share	-	-	-	-	-	-	-	(680)	-	(680)
Dividend on financing preferred B shares of 5.52%	-	-	-	-	-	-	-	(2,255)	-	(2,255)
Net loss	-	-	-	-	-	-	-	(8,954)	-	(8,954)
Dividend on financing preferred A shares of €2.70 per share	-	-	-	-	-	-	-	(680)	-	(680)
Dividend on financing preferred B shares of 5.52%	-	-	-	-	-	-	-	(2,255)	-	(2,255)
Sale of Treasury shares	-	-	-	-	(780,000)	5,639	-	-	-	5,639
Foreign currency translation adjustments	-	-	-	-	-	-	-	-	(24,934)	(24,934)
Transfer of cumulative foreign currency translation to discontinued operations, net of tax	-	-	-	-	-	-	-	-	15,878	15,878
Stock options compensation expense	-	-	-	-	-	-	532	-	-	532
Balance at Dec. 31, 2004	642,304	€385	38,419,282	€3,074	€102,182	€(2,431)	€277,607	€174,324	€(122,553)	€330,406
The accompanying notes are an integral part of these financial statements.

Notes to Consolidated  Financial Statements

1.	Organization and Nature of Business

Van der Moolen Holding N.V. and its subsidiaries (collectively the “Company”) is an international trading firm active as a specialist, market maker and proprietary trader on major equity, bond and option exchanges in both the United States of America and Europe. Furthermore, the Company offers online and voice brokerage services to institutional and other professional traders and acts as a participant in strategic partnerships with exchanges.

Van der Moolen Holding N.V. is headquartered in Amsterdam.

The Company is a limited liability company (N.V.) incorporated and domiciled in the Netherlands. The address of its registered office is Keizersgracht 307, Amsterdam. The Company has its primary listing on Euronext Amsterdam. American depositary receipts are listed on the New York Stock Exchange.

2.	Significant Accounting Policies

Opening balance adjustment

After the issuance of the Form 20-F of the Company for the year ended December 31, 2005, the Company's management identified an error in the recordation of interest and taxes in the foreign currency settlement accounts of VDM Specialist. The error was detected in 2006 during the close down of all clearing accounts as a result of the conversion to Goldman Sachs as VDM Specialists' clearing agent and relates to a period of several years. In accordance with SEC Staff Accounting Bulletin No. 108, the Statement of Changes in Shareholders' Equity as of December 31, 2006 presents an adjustment to decrease retained earnings by € 0.4 million, including a tax benefit of € 0.2 million, to reflect these expenses in the past. For the years included in the comparative figures, the estimated impact of this error was considered immaterial.

Basis of Presentation

The accounting and reporting principles of the Company conform with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

The following is a summary of the significant accounting policies of the Company.

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities as of December 31, 2006, and the reported amounts of revenues and expenses during the year then ended. Actual results could differ from these estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned and majority-owned subsidiaries. Equity investments with a 20% to 50% ownership interest, as well as other investments in which we have significant influence, are accounted for using the equity method of accounting and are reported in investments in affiliated companies. The Company’s proportional share of earnings and losses related to these investments is included in Income from affiliated companies. All inter-company accounts and transactions have been eliminated upon consolidation.

In December 2003, the FASB issued FASB Interpretation (“FIN”) No. 46 (R), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51”. FIN 46 (R) requires a company to consolidate a variable interest entity (“VIE”) if the company has a variable interest that gives it a majority of the expected losses or a majority of the expected residual returns or both of the entity. FIN 46 (R) is effective no later than the end of the first reporting period that ends after March 15, 2004. For 2005 and 2004, The Company has determined that a company named LOC, LLC (“LOC”) is such a variable interest entity. LOC is a limited liability company; its members are members or former members or employees of VDM Specialists. LOC’s purpose is to provide a mechanism through which its members may acquire ownership of a New York Stock Exchange membership. Capital contributed by members and funds borrowed by LOC are used to purchase these memberships. As of December 31, 2005, LOC and its members have been the beneficial owners of three New York Stock Exchange memberships that are carried in the Consolidated Statement of Financial Condition at a value of €3.4 million. LOC has a loan from a commercial bank to fund the purchase of exchange memberships; the amount outstanding on December 31, 2005 was €2.3 million or $2.7 million (December 31, 2004: €3.4 million or $4.7 million). Van der Moolen Holding N.V. has guaranteed the repayment of this loan. The outstanding loan amount was the Company’s maximum exposure under the guarantee. The consolidation of LOC did not affect Shareholders’ equity at December 31, 2005 and December 31, 2004 or Net loss for the years then ended.

On March 7, 2006, The NYSE/Archipelago merger was consummated. As a consequence thereof LOC received additional cash flows (by means of a pre-merger dividend and a cash consideration per membership) and LOC received restricted stock in the newly formed NYSE Group. Subsequent to the merger, LOC joined the so called secondary offering in May 2006, in which part of the received restricted shares were sold. This secondary offering resulted in additional cash flows. The merger and agreed upon proceeds from the merger were subsequently used by LOC, LLC to fully repay its debt on May 30, 2006. For 2006, the Company has determined that LOC is no longer a variable interest entity under FIN 46 (R) as of the SEC approval for the merger of NYSE and Archipelago on February 27, 2006, and as of that date, consequently, consolidation of the LOC entity is no longer applicable.

Foreign Currency Translation

Since January 1, 2004, the functional currency of Van der Moolen Holding N.V., its financing entity Van der Moolen International B.V. and certain of its intermediate holding companies, is the U.S. dollar. Previously, Van der Moolen Holding N.V. and Van der Moolen International B.V. applied the euro as their functional currency. The primary economic environment in which a corporate entity operates determines its functional currency. The use of the U.S. dollar as the functional currency reflects the dominance of the Company’s U.S. activities, and management’s judgment that this dominance could no longer be considered a temporary phenomenon. The currency in which the financial statements are presented, the presentation currency, remains the euro, given the statutory seat of Van der Moolen Holding N.V.

The change in functional currency had a positive non-cash effect on net income of €0.4 million in 2004 related to currency exchange gains. Additionally, a tax benefit of €1.2 million was recognized in the Consolidated Statement of Income for the year ended December 31, 2004 as a component of Provision for income taxes —continuing operations. Previously, this tax benefit would have been recognized within Accumulated Other Comprehensive Income — foreign currency translation, net of tax.

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

For purposes of presentation, the financial statements of Group companies with a functional currency other than the euro are translated into euros. Assets and liabilities are translated using the exchange rate prevailing at the Balance Sheet date. Income and expense items are translated using the weighted average rates of exchange for the periods involved. Translation adjustments are charged or credited to Accumulated Other Comprehensive Income, which is included in Shareholders’ Equity.

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

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with original maturities of less than 90 days. The carrying amounts of such cash equivalents approximate their fair value due to the short-term nature of these instruments. Cash and cash equivalents include large balances that are used for purposes of collateralizing positions and collateralizing bank overdrafts subject to a cash pooling agreement with a commercial bank, and large balances that must be held for regulatory or exchange requirements. At December 31, 2006, the net liquid asset requirement related to VDM Specialists amounts to €103.0 million. Refer to note 26 for details of Net Liquid Asset Requirements.

Securities Owned and Sold, Not Yet Purchased

Securities owned and sold, not yet purchased, represent trading assets and liabilities, respectively. Trading assets and liabilities include securities held or sold, not yet purchased in anticipation of market movements. Trading liabilities include obligations to deliver securities not yet purchased. Trading positions are carried at market value and recorded on a trade date basis. The Company recognizes changes in the market value of trading positions as they occur in the consolidated statement of income.

Trading securities are valued using quoted market price, including quotes from dealers in those securities when available. If quoted market prices are not available, the fair value is estimated using quoted prices of instruments with similar characteristics. If and when applicable, a liquidity or block discount of restricted securities on the quoted market price is taken into account.

Loans Receivable

Loans receivable are reported at the principal amount outstanding, adjusted for any allowances. Interest on loans is accrued at the contractual rate and credited to income based on the principal amount outstanding.

Stock Borrowed and Stock Loaned

Stock borrowed and stock loaned for which cash is deposited or received is treated as collateralized financing transactions and is recorded at contract amount. Stock borrowed transactions require the Company to deposit cash collateral with the lender. With respect to stock loaned, the Company receives collateral in cash in an amount generally in excess of the market value of the stock loaned. Income or expense on stock borrowed and stock loaned transactions is recognized over the life of the transaction. Revenue and expenses from these activities are recorded on a net basis as Net interest income from stock lending activities.

The Company terminated its stocklending activities at the beginning of 2005. The Company has continued to borrow securities in order to support the settlement of short sales. Such borrowing transactions require the Company to deposit cash collateral with the lender. This cash collateral is included in Receivables from clearing organizations and professional parties.

Receivable from and payable to clearing organizations and professional parties

Amounts due from/to clearing organizations and professional parties represent receivables for securities sold and payable for securities purchases that have been traded but not yet delivered by the end of the year (unsettled trades)  as well as cash receivable balances arising in connection with the collateralization of trading positions and stock borrowing arrangements. Security positions are recognized at trade date. All receivables and payables to clearing organizations and professional parties are valued against principal value.

Exchange Memberships

Exchange memberships owned by the Company are originally carried at cost, pursuant to the American Institute of Certified Public Accountants’ (“AICPA”) Audit and Accounting Guide—Brokers and Dealer in Securities. Adjustments to carrying value are made if the Company determines that an “other-than-temporary” decline in value, as defined in Emerging Issues Task Force (“EITF”) Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, has occurred. For the periods ended December 31, 2006, 2005 and 2004, the Company recognized impairment losses of € nil, € nil and €5.6 million, respectively, on owned exchange memberships. Reference is made to Note 9 for details.

Additionally, until the merger of NYSE/Archipelago on March 7, 2006, three NYSE exchange memberships have been contributed for use by the Company by members of the Company’s subsidiary VDM Specialists (December 31, 2005: three seats). These memberships were subordinated to claims of the general creditors of VDM Specialists and were carried at market value with corresponding amounts recorded as subordinated liabilities. These market values were determined on the basis of prices published by the New York Stock Exchange on the relevant dates. The Company was required to pay annual fees in relation to these exchange memberships. An amount of € 20,000 has been charged to Interest expense in the Consolidated Statement of Income for the year 2006 (2005: €0.2 million; 2004: €1.0 million). As of December 31, 2006, the Company no longer leases additional memberships from affiliated and non-affiliated parties. Reference is made to Note 6 for details.

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

All leases entered into by the Company qualify as operating leases. Payments made under operating leases are charged to income on a straight-line basis over the periods of the leases. The minimal rental commitments for 2007 and succeeding five years and there after are reported in Note 24, Commitments and Contingent Liabilities.

Goodwill and Other Intangible Assets

Goodwill arising from business combinations accounted for under the purchase method was amortized on a straight-line basis over 15 years until December 31, 2001. With the adoption of Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets”, effective January 1, 2002 and for acquisitions subsequent to January 1, 2001, goodwill and intangible assets with an indefinite useful life are no longer amortized. Goodwill is tested for impairment at the reporting unit level (which is generally an operating segment or one reporting level below) at least annually, and intangible assets deemed to have an indefinite life are tested for impairment at least annually as well as when events and circumstances indicate impairment testing may be necessary. The Company has defined all its operational segments as being separate reporting units for purposes of SFAS No. 142. Goodwill is allocated to the reporting units at the date of acquisition.

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

Step 2: The fair value of the Company’s reporting unit is allocated to its identifiable tangible and non-goodwill intangible assets and liabilities in a hypothetical purchase price allocation. This will derive an implied fair value for the reporting unit’s goodwill. The implied fair value of the reporting unit’s goodwill is then compared with the carrying amount of the reporting unit’s goodwill. If the carrying amount of the reporting unit’s goodwill is greater than the implied fair value of its goodwill, an impairment loss must be recognized for the excess amount.

Other intangible assets consist of specialist stock lists acquired in connection with certain business combinations, trading rights and software. Specialist stock lists are amortized on a straight-line basis over 40 years. The fair value of the specialist stock lists at the date of acquisition used for purchase price allocation and the determination of the useful lives were determined based on independent appraisals. The useful lives are determined based upon analysis of historical turnover characteristics of the specialist stocks. The Company periodically evaluates whether events or circumstances have occurred that indicate the remaining estimated useful life may warrant revision or that the remaining balance may not be recoverable. In accordance with the rules dictated by Statement of Financial Accounting Standard No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, an impairment loss, calculated as the difference between the fair value and the carrying amount of the intangible asset, is recognized if the sum of undiscounted cash flows expected to result from the use and eventual disposal of the intangible assets is less than the corresponding carrying value.

Trading rights, acquired through acquisition of Curvalue, represent the right to act as a primary market maker ('PMM') or competitive market maker ('CMM') in certain option series. Trading rights are amortized on a straight-line basis over 10 years, this being the estimated useful life, and are recognized in the income statement under amortization expenses. The fair value of the trading rights at the date of acquisition used for purchase price allocation and the determination of the useful lives were determined based on independent appraisals. The Company periodically evaluates whether events or circumstances have occurred that indicate the remaining estimated useful life may warrant revision or that the remaining balance may not be recoverable. In accordance with the rules dictated by Statement of Financial Accounting Standard No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, an impairment loss, calculated as the difference between the fair value and the carrying amount of the intangible asset, is recognized if the sum of undiscounted cash flows expected to result from the use and eventual disposal of the intangible assets is less than the corresponding carrying value.

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring into use the specific software. These costs are amortized using the straight-line method over their estimated useful lives (two to five years), and are recognized in the income statement under amortization expenses. Costs associated with developing or maintaining computer software programs are recognized as an expense as incurred. Costs that are directly associated with the production of identifiable and unique software products controlled by the Company, and that will probably generate economic benefits exceeding costs beyond one year, are recognized as intangible assets. Direct costs include the salary and salary-related costs of software development employees.

Pension Benefits and Other Long-term Benefits

For the financial year 2006, the Company's pension benefits and other long-term benefits are accounted for in accordance with SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" ("SFAS 158"). The statement requires recognition of the funded status of a defined benefit plan in the statement of financial position. SFAS 158 requires the recognition of previously unrecognized actuarial gains and losses and prior service costs within accumulated other comprehensive income, net of tax. SFAS 158 applies to all defined benefit plans and does not change the accounting and reporting with respect to defined contribution plans. Retrospective application of this standard is not permitted.

SFAS 158 does not change the accounting treatment of pension benefits and other long-term benefits in the income statement. Therefore, the company continues to apply the existing guidance in SFAS 87 "Employers' Accounting for Pensions ("SFAS 87") for the accounting of pension benefits and other long-term benefits in the income statement,.

For the financial year 2006 on the adoption of SFAS 158 the Company included in the statement of comprehensive income net of tax a benefit of € 0.6 million.

For the financial years 2005 and 2004, the company’s defined benefit plans and other long-term benefits are accounted for in accordance with SFAS No. 87, “Employers’ Accounting for Pensions”. Unrecognized net actuarial gains and losses are amortized over the average remaining service period of active plan participants in accordance with the corridor approach described in paragraph 32 of SFAS No. 87.

Other long-term benefits are employee benefit plans, other than retirement benefit plans, falling due more than 12 months after the balance sheet date. Actuarial gains and losses are recognized immediately in the income statement and no ‘corridor’ is applied. Also past service costs, if any, are recognized immediately in the income statement.

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

Investments in affiliated companies

Investments in affiliated companies include strategic investments which are accounted for under the equity method for investments with 20% to 50% ownership interest, or in which we have a significant influence.

Other Assets

Other assets include investments with less then 20% ownership interest accounted for at cost as well as other receivables.

Short-term Borrowings

Short-term borrowings comprise bank overdrafts with financial institutions. These borrowings are interest bearing at prevailing market rates.

Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events; when it is probable that an outflow of resources will be required to settle the obligation; and if a reliable estimate of the amount can be made. Provisions are measured at the value of management’s best estimate of the expenditure required to settle the present obligation at the balance sheet date. If management’s best estimate is a range of outcomes for which there is no reason to believe that any one number within the range is more likely than any other number in the range to be the amount that it will ultimately be required to pay, the provision is measured at the low point of the range. Provisions are recognized in the Consolidated Statement of Financial Condition as Accounts payable, accrued expenses, and other liabilities.

Subordinated Notes

All subordinated notes are unsecured promissory notes denominated in U.S. dollars and subordinated to claims of general creditors of VDM Specialists. The subordinated notes are valued at notional amount.

Minority Interest

Minority interest in the Consolidated Statement of Financial Condition comprises the share in the capital of the Company’s majority-owned subsidiaries held by minority partners. These minority interests mainly relate to VDM Specialists and VDM Trading. In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial instruments with Characteristics of Both Liabilities and Equity.” SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The Company determined that its minority members’ capital in VDM Specialists, which has the same characteristics and rights as members’ equity contributed by the Company, was a mandatorily redeemable financial instrument as defined by SFAS No. 150 because the capital was redeemable upon the death of a minority interest holder, an event certain to occur. The Company adopted SFAS No. 150 as of January 1, 2003. Until December 1, 2004, it presented its minority members’ capital in VDM Specialists as Capital subject to mandatory redemption in the Consolidated Statement of Financial Condition.

On December 1, 2004, VDM Specialists amended its operating agreement. Based on a review of the terms of the amended operating agreement, the Company determined that the minority members’ capital was not redeemable upon an event certain to occur, and consequently that the characteristics of these financial instruments conform to those of equity instruments. Consequently, from December 1, 2004, the minority members’ capital has been classified as Minority interest in the Consolidated Statement of Financial Condition.

For the period January 1, 2004 – December 1, 2004, all income distributable to the Company’s minority members is recorded as interest expense; any net loss as a reduction of interest expense. For the years ended December 31, 2006 and 2005 and for the period December 1, 2004 – December 31, 2004, all income or loss distributable to VDM Specialists’ or, where applicable, VDM Trading's minority members, including interest on minority members’ capital contributions, is presented as Minority interest in the Consolidated Statement of Income.

Specialist Activities

Revenues from specialist activities consist primarily of net trading income from principal transactions in securities for which the Company acts as specialist. The net gain on principal transactions represents trading gains net of trading losses and are earned by the Company when it acts as principal, buying and selling its specialist stocks. These revenues are primarily affected by the total number of specialist stocks for which the Company acts as specialist, as well as changes in share volume and fluctuations in the price of the specialist stocks.

Securities transactions in regular-way trades are recorded on the trade date. The profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Proprietary trading/market making activities

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

Commission Income

Commission income is recognized on a settlement date basis, which is not materially different from trade date. Commission income mainly arises from the specialist activities performed by VDM Specialists on the New York Stock Exchange and from our brokerage and trading activities in Europe.

Net Interest Income from Stock Lending Activities

Net interest income from stock lending activities represents interest earned net of interest paid in connection with the stock lending activities that were carried out by VDM Specialists until the beginning of 2005. Interest income earned was €0.4 million and €16.6 million for the years ended December 31, 2005 and 2004, respectively. Interest expense was €0.3 million and €13.0 million for the years ended December 31, 2005 and 2004, respectively. There was no interest income or interest expense related to stock lending activities for the year ended December 31, 2006.

Net income from NYSE transaction

Net income from NYSE transaction represents the realized and unrealized profit on the NYSE shares resulting from the consummation of the NYSE/Archipelago merger in March 2006 and the secondary offering in May 2006 amounting to € 21.8 million (2005 and 2004: nil).

Other (Loss)/Income

Other income for the period up to and including December 31, 2006, relates to a gain of €0.5 million in respect of a settlement of a litigation with Prebon and to a foreign currency loss of  €1.3 million (2005: foreign currency loss of  €5.3 million; 2004: foreign currency gain of €1.2 million).

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

Stock Based Compensation

Effective January 1, 2006, the Company adopted SFAS No. 123(R), "Share Based Payments," ("SFAS 123(R)"), using the modified prospective method. SFAS 123(R) is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation" and supersedes APB opinion No. 25. SFAS 123(R) and requires compensation costs related to share-based payment transactions to be recognized in the financial statements over the period that an employee provided service in exchange for the award. Prior to the adoption of SFAS 123(R) the Company applied SFAS 123.

As in prior years, the stock compensation expense was calculated using the fair value method, and was recognized in the Consolidated Statement of Income over the period that the benefit vested. The related expense has been included in Employee compensation and benefits in the Consolidated Statement of Income with a corresponding contribution to Additional Paid-in Capital.

(Loss)/Earnings per Share

Earnings per share (“EPS”) is computed in accordance with Statement of Financial Accounting Standard No. 128, “Earnings Per Share” (“SFAS 128”). Basic EPS is calculated by dividing net earnings attributable to common shareholders by the weighted average number of common shares outstanding (excluding treasury stock). Diluted EPS includes the determinants of basic EPS and, in addition, reflects the dilutive effect of the common shares deliverable pursuant to stock options and warrants. Potential common shares are treated as dilutive when, and only when, their conversion to common shares does not have a antidilutive impact on the reported loss per common share.

Derivative Financial Instruments

On January 1, 2001, the Company had adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," ("SFAS 133") as amended. SFAS 133 establishes accounting and reporting standards for derivative instruments. It requires that an entity recognize all derivatives as either assets or liabilities in the Consolidated Statements of Financial Condition and measure those instruments at fair value. The accounting for changes in the fair value of a derivative instrument depends on its intended use and the resulting designation. If a derivative is designated as a qualifying fair value hedge, all changes in the fair value of the derivative and changes in the fair value of the hedged item that relate to the hedged risk are recognized in earnings. In 2005, the Company had interest rate swaps that qualified as fair value hedges of interest bearing borrowings. These interest rate swaps were accounted for under the short-cut method. Gains and losses from the early termination of interest rate swaps that qualify as fair value hedges are deferred over the remaining term of the related debt. If the derivative is designated as a qualifying cash flow hedge, the effective portion of the change in the fair value of the derivative is recorded in Accumulated Other Comprehensive Income and recognized in the Consolidated Statements of Income when the hedged item affects earnings. The ineffective portion of cash flow hedges is immediately recognized in the Consolidated Statements of Income. The Company did not have qualifying cash flow hedges in three years ended December 31, 2006.

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

Discontinued Operations

In accordance with SFAS No 144, Accounting for the Disposal of Long lived Assets ("SFAS No 144"), the revenues and expenses associated with a separate segment or reporting unit that has been disposed of through sale or closed are included in income /(loss) from discontinued operations, net of tax, in the Consolidated Statements of Operations for all periods presented.

Recent Accounting Pronouncements

In February 2006, the FASB issued SFAS 155, “Accounting for Hybrid Financial Instruments, an amendment of FASB statements No. 133 and 140.  This statement permits fair value measurement for certain hybrid financial instrument that contain an embedded derivative that otherwise would require bifurcation.  This statement is effective for all financial instruments acquired or issued in an entity’s first fiscal year that begins after 15 September 2006.  Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided that no interim period financial statements have been issued for the financial year. The Company has elected not to early adopt to this standard. The Company has reviewed the impact that adoption of SFAS 155 has on the Company's financial condition, results of operations or cash flows, and has determined that it will not have a material impact on the consolidated financial statements.

In July 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 became effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 may have an effect on the consolidated financial statements, and the Company is currently reviewing the potential impact of the adoption of FIN 48 on the financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements", ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS 157 precludes the use of a liquidity or block discount, when measuring instruments traded in an active market at fair value. SFAS 157 requires that costs related to acquiring financial instruments carried at fair value should not be capitalized, but rather should be expensed as incurred. SFAS 157 also clarifies that an issuer's credit standing should be considered when measuring liabilities at fair value. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, with earlier application permitted and encouraged. SFAS 157 must be applied prospectively, except that the provisions related to block discounts and the guidance in EITF 02-3 are to be applied as a one-time cumulative effect adjustment to opening retained earnings in the first interim period for the fiscal year that SFAS 157 is initially applied. The Company is currently evaluating the impact that adoption of SFAS 157 may have on the Company's financial condition.

In February 2007, the FASB issued SFAS No. 159, "Accounting for Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. FASB 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, with earlier application permitted and encouraged. The Company currently reports the majority of its financial assets and liabilities at fair value in compliance with industry guidelines for brokers and dealers in securities. The Company has a significant investment in intangibles and goodwill which is not accounted for at fair value. The Company has elected not to early adopt to this standard. The Company is currently evaluating the impact that adoption of SFAS 159 may have on the Company's financial condition.

3.	Significant Acquisitions and Dispositions

Acquisitions

Acquisitions are accounted for by using the purchase method. The basis of the individual assets and liabilities acquired is the fair value at the date of acquisition. Any purchase price in excess of the fair value of assets and liabilities acquired is recorded as goodwill. The Company’s share in operating results of the acquired company is included in the Consolidated Statement of Income from the effective date of the acquisition.

On January 2, 2006, the Company acquired 100% of the share capital of Curvalue Beheer BV and its subsidiaries (together “Curvalue”). Curvalue was founded in March 1991. The company focuses mainly on the European derivative exchanges as a specialist. In 2005, Curvalue launched the internet broker ‘OnlineTrader’ which provides professional clients with direct access to the world’s markets for futures and options. The primary reasons for the acquisition of Curvalue are stated below:

•	Implementation of Van der Moolen’s European growth strategy

•	Curvalue significantly expands VDM’s European operations

The results of Curvalue are included in the Consolidated Statement of Income as from January 2, 2006.

The consideration of the acquisition consists of:

(in € millions)
Amount paid in cash	5.9
Amount paid in issued and issuable shares	36.4
Acquisition costs	2.5
Total Consideration including costs	44.8

The consideration for this acquisition comprises an initial cash payment of €5.0 million and 3,803,509 common shares in Van der Moolen Holding N.V. (‘VDM shares’) issued on the date of acquisition (‘closing’), being January 2, 2006. In addition, an earn-out was agreed consisting of two payments: a maximum amount of €10.4 million in cash and a maximum number of 1,920,964 VDM shares due approximately five months and one year, respectively, after closing of the transaction; and a maximum amount of  €10.4 million in cash and a maximum number of 1,920,964 VDM shares due approximately seventeen months and two years, respectively, after closing of the transaction. The amount of the earn-out payments is dependent upon the profitability of Curvalue in 2005 and 2006 relative to pre-established profit targets. On January 2, 2007 the first part of the earn-out was settled. The payment consisted of 1,920,964 VDM shares and a cash amount of €940,679. Furthermore, as part of the second portion of the-earn out, the Company will issue 1,175,965 shares in 2008.

The cost of the acquisition is comprised of the fair value of the VDM shares issued on January 2, 2006, at a share price determined by the average quoted price of VDM shares in the period two days before and after the measurement date of October 12, 2005, the initial cash payment of €5.0 million, the cash earn-out payment in respect of the year 2005, and the number of issuable shares arising from the 2005 and 2006 earn-out, as well as costs directly attributable to the business combination. The issuable shares arising from the 2005 and 2006 earn-out are based on the average quoted price of VDM shares in the period two days before and after the measurement dates of December 31, 2005 and December 31, 2006, respectively.

The VDM shares issued and issuable with respect to this transaction have selling restrictions of two to four years.

The final major assets and liabilities overview of the acquired entity at the acquisition date are as follows:

January 2,
2006
(in € millions)
Cash and cash equivalents	5.4
Property, plant and equipment	1.1
Goodwill	25.3
Other Intangible assets subject to amortization	18.8
Other net assets and liabilities	8.2
Total assets acquired	58.8
Deferred tax liability	(9.0)
Loan payable	(5.0)
Total assumed liabilities	(14.0)
Net assets acquired	44.8

A breakdown of the other intangible assets and the related weighted-average amortization period is given below:

	Amount	Weighted-average amortization period
	(in € millions)	(in years)
Licenses	€9.2	9
Software	€9.1	5
Other Intangibles	€0.5	8
Total	€18.8	7

The total goodwill of €25.3 million can be assigned to the segments Curvalue Trading (€11.6 million) and Curvalue Brokerage (€13.7million). The goodwill related to this acquisition is not tax deductible.

The pro-forma information for the Company as if the acquisition had occurred on January 1, 2005 is included below. Please note that when preparing the pro-forma information, the amortization on the intangibles acquired as per January 2, 2006 and the stock compensation expense related to the stock award by the RDD foundation has been taken into account as if these expenses were applicable for 2005. Possible impairment charges were not taken into account.

Year ended December 31,
(in € millions, except per share data)	2005(1)

Total revenues from continuing operations	€149.6
Net loss before extraordinary items before taxes	€(9.4)
Net loss from continuing operations attributable to shareholders	€(4.1)
Loss per share from continuing operations	€(0.09)

(1)	This information is part of the 2006 consolidated financial statements and therefore subject to the auditors’ opinion of Ernst & Young Accountants dated June 22, 2007.

On July 24, 2006 the Company acquired a call option for the securities portfolio of Hills Independent Traders Ltd ("HIT") for an amount of GBP 3 million (€4.4 million), representing the fair value of the securities portfolio at that moment. In accordance with the Asset Purchase Agreement together with the exercise of the call option, the assignment and the transfer of the portfolio contracts was completed on October 31, 2006. As of July 25, 2006 the results of HIT are included in the consolidated statement of income of the Company.

HIT's activities include proprietary derivatives trading and corresponding underlying values in London. These activities fit well with VDM's mid-term growth strategy to expand its facilitating role as global liquidity provider on major electronic derivatives exchanges.

The acquisition is based upon the transfer of the business, including the transfer of the employees and trading portfolio at market value.

The major assets and liabilities overview of the acquired entity at the acquisition date are as follows:

July 25
2006
(in € millions)
Securities	4.5
Total assets acquired	4.5
Accrued expenses	(0.1)
Total assumed liabilities	(0.1)
Net assets acquired	4.4

Discontinued operations

On January 7, 2004, the Company reached agreement in principle to sell all shares in Van der Moolen UK, Limited to a third party. The sale was completed on April 7, 2004 following approval by the relevant regulatory authorities. The subsidiary was sold for a consideration equal to its book value as of December 31, 2003, being €8.3 million. Further, an intercompany loan of €5.9 million was repaid on April 13, 2004.

In December 2004, the Company sold the Chicago Board Option Exchange activities of VDM Options USA, LLC. The activities of this entity on the Philadelphia Stock Exchange were discontinued in December 2003. The sale of assets and liabilities of VDM Options USA, LLC was at their carrying amount.

The results of all discontinued operations have been separately presented on the face of the Consolidated Statements of Income.

The major classes of assets and liabilities relating to these discontinued operations included in the Consolidated Statements of Financial Condition as of December 31, 2004 (December 31, 2006 and December 31, 2005: none) are stated in the table below:

Year Ended December 31,
2004
(in € millions)
Cash and cash equivalents	€1.3
Securities owned, at market value	0.1
Other assets	0.4
Total assets	€1.8
Accounts payable, accrued expenses, and other liabilities	€1.1
Total liabilities	€1.1

A breakdown of the results of discontinued operations is given below:

	Year Ended December 31,
	2006	2005	2004
	(in € millions)
Total revenues:	€-	€-	€-
Expenses:
Exchange, clearing and brokerage fees	-	-	0.7
Employee compensation and benefits	-	-	1.7
Lease of exchange memberships	-	-	0.2
Information and communication	-	-	0.1
General and administrative expenses	-	0.5	0.3

	Year Ended December 31,
	2006	2005	2004
	(in € millions)
Depreciation and amortization	-	-	-
Impairment of intangible assets	-	-	-
Impairment of other assets	-	-	-
Total expenses	€-	€0.5	€3.0
Loss from operations	€-	€(0.5)	€(3.0)
Interest expense, net	-	-	(0.8)
Other expense	-	-	(18.9)
Loss from discontinued operations before income taxes	€-	€(0.5)	€(22.7)
Provision for income taxes	-	0.4	4.6
Net loss from discontinued operations	€-	€(0.1)	€(18.1)

General and administrative expenses for the year ended December 31, 2005, mainly relates to additional expenses and closure costs in respect of VDM Options USA, LLC, which activities were sold in December 2004.

Other expense of €18.9 million for the year ended December 31, 2004 comprises cumulative currency translation differences recognized in the Income Statement in relation to foreign operations that were sold, liquidated or substantially liquidated during that year.

The net loss from discontinued operations for the years ended December 31, 2005 and 2004 mainly relates to entities previously reported in the segment U.S. Option Business.

4.	Receivable From and Payable to Clearing Organizations and Professional Parties

Amounts receivable from and payable to clearing organizations and professional parties at December 31, 2006 and December 31, 2005, consist of the following:

	December 31,
	2006		2005
	(in € millions)
	Receivable	Payable	Receivable	Payable
Deposits for margins and stock borrowed	€6.5	€-	€20.2	€-
Securities failed-to-deliver/receive	-	-	11.7	3.5
Commissions receivable	1.6	-	2.2	-
Receivable from clearing organizations and professional parties	110.4	-	39.3	-
Payable to clearing organizations and professional parties	-	59.1	-	8.3
	€118.5	€59.1	€73.4	€11.8

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in the Statement of Financial Condition, unless the transaction is settled outside guaranteed settlement mechanisms.

5.	Concentrations of Credit Risk/ Financial Instruments

As of  December 31, 2006 substantially all of the Company’s financial instruments owned, financial instruments sold, not yet purchased, and receivable from and payable to clearing organizations and professional parties are amounts held by or due to its clearing organizations or other professional parties. The Company monitors the credit worthiness of the clearing organizations and other professional parties to mitigate the Company’s exposure to credit risk. As of December 31, 2006, highly liquid assets in the amount of € 172.9 million were held at three financial institutions (December 31, 2005: €290.1 million at two financial institutions). These amounts are included in Cash and cash equivalents, and Receivable from clearing organizations and professional parties in the Consolidated Statements of Financial Condition.

In the normal course of business, the Company’s broker-dealer activities involve the execution, settlement and financing of various broker-dealer transactions. These activities may expose the Company to settlement risk in the event the other broker or professional party is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instruments underlying the contract at a loss.

6.	Securities Owned and Securities Sold, Not Yet Purchased

Marketable securities owned and sold, not yet purchased, consist of trading securities at market values, as follows:

	December 31,
	2006		2005
	(in € millions)
	Owned	Sold, not yet purchased	Owned	Sold, not yet purchased
Bonds	€11.4	€4.7	€18.8	€5.2
Common and preferred shares	310.4	198.4	50.4	50.0
Derivatives held for trading	64.5	71.3	0.1	-
Restricted corporate equity shares	16.7	-	-	-
	€403.0	€274.4	€69.3	€55.2

As of December 31, 2006, € 3.4 million and €4.1 million as included in Securities owned and Securities sold, not yet purchased, respectively, relate to (non-U.S.) government bonds (December 31, 2005: €6.4 million and €4.8 million, respectively).

The agreements with the Company’s clearing organizations permit the Company’s securities and financial instruments to be pledged to clearing organizations, depositories and other financial institutions for the purpose of financing the Company’s trading activities.  At December 31, 2006, none of the Company's securities were pledged to counterparties (December 31, 2005: none).

At December 31, 2005, the market value of stock received by the Company that can be sold or re-pledged totaled €10.9 million. Such collateral is obtained under securities borrowing agreements. As of September 1, 2006, VDM Specialists is no longer self-clearing and, therefore, is no longer able to be involved in stock loan activities where it sells or repledges securities

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the Consolidated Statement of Financial Condition at market value and will incur a loss if the market value of the securities increases subsequent to December 31, 2006.

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

As of December 31, 2005, the Company owned 6 NYSE memberships. The NYSE memberships were originally carried at cost with adjustments to the carrying value made based on other-than-temporary declines in value. On March 7, 2006, the NYSE and Archipelago Holdings, Inc. combined their businesses and became wholly-owned subsidiaries of NYSE Group, Inc., a newly-created, for-profit and publicly-traded holding company (the "NYSE Merger").

In the NYSE Merger, each NYSE membership became entitled to be exchanged for $300,000 in cash and 80,177 shares of NYSE Group common stock. In addition, immediately prior to the consummation of the NYSE Merger, the NYSE announced a "permitted dividend" to be paid with respect to each NYSE membership in the amount of approximately $70,570 ($0.4 million in total for the Company's 6 NYSE memberships), which was equivalent to the membership's pro rata portion of the NYSE's "excess cash", as defined in the merger agreement governing the NYSE Merger. The Company received the permitted dividend on March 14, 2006 (€0.4 million).

In the NYSE Merger, the Company's 6 NYSE memberships were converted into the right to receive an aggregate of $1.8 million cash (€1.5 million, not including the permitted dividend) and 481,062 shares of the NYSE Group, Inc. The $1.8 million cash distribution was treated as monetary consideration, for which a realized gain was recognized in the first quarter of 2006.

The Company accounts for its investment in the NYSE Group common stock as owned restricted stock under Restricted corporate equity shares in the Securities owned. It reflects the fair value of such restricted shares pursuant to the American Institute of Certified Public Accountants Audit and Accounting Guide-Brokers and Dealers in Securities, with fair value changes recognized through the Consolidated Statement of Income. The shares of NYSE Group common stock received in the NYSE merger are subject to a three-year restriction of transfer. The restriction will be removed in equal one-third installments on each of March 7, 2007, 2008 and 2009, unless the restrictions are removed earlier by the NYSE Group. The fair value of the stock received is adjusted for a discount from the published market value of the NYSE Group common stock, as a result of these transfer restrictions. There currently is no active market for these shares nor is there a market for securities that would allow the Company to effectively hedge the shares. The Company has calculated the discount of 24 percent on the restricted shares, by using the Black Scholes model.

The following assumptions were made:

Risk free interest rate	5.0%
Borrowing rate	7.6%
Expected volatility	47.7%
Expected dividend yield	0.0%

Subsequent to the merger, the Company has joined the so-called secondary offering of NYSE Group shares. In early May 2006, 181,940 shares out of the 481,062 set out above have been successfully offered in this process. The consideration received amounted to approximately $10.9 million ($61.50 per share), which amount includes the deduction for offering costs.

The total realized gain as a result of the NYSE Merger reflected in the Consolidated Statements of Income of 2006 amounts to €7.9 million. The total unrealized gain as a result of the fair value validation reflected in the Consolidated Statements of Income in 2006 amounts to €13.9 million.

As per 31 December 2006 the number of shares owned, and their restriction period can be specified as follows:

Restricted until March 2007	3,588
Restricted until March 2008	135,179

Restricted until March 2009	160,355
Total numbers of shares NYSE Group	299,122

The published market value of the NYSE Group shares amounts to € 22.1 million as per December 31, 2006.

Prior to the closing of the NYSE Merger, the Company participated in a "Dutch" auction in early January 2006 for trading licenses, successfully bidding for 59 trading licenses at an annual price of $49,290 each, the minimum bid accepted by the NYSE. The licenses became effective for trading on the NYSE on March 8, 2006.

7.	Loans Receivable

At year end 2006, the Company had an unsecured loan receivable of €0.1 million on Elite Derivates Ltd. This loan carries an interest rate of 6.5 % per annum and will be repaid within 5 years.

The Company advanced a loan of €5.0 million to Curvalue Beheer B.V. in October 2005. This loan carries an interest rate of 6.5% per annum. All shares in Curvalue Beheer B.V. were acquired by the Company on January 2, 2006 ( See Note 3 Significant acquisitions and disposals) and consequently this loan was eliminated upon consolidation.

A provision of €2.4 million, recognized in prior years, for the non-recoverability of loans receivable was released as a credit to General & Administrative expenses in 2004 upon repayment of the related loans.

8.	Goodwill and Other Intangible Assets

For the year ended December 31, 2006 and 2005, the carrying value of goodwill amounted to € 22.0 million and €35.2 million, respectively. As a result of the implementation of SFAS No. 142 “Goodwill and Other Intangible Assets”, goodwill is no longer amortized with effect from financial years beginning after December 15, 2001. As a result of the impairment test performed on goodwill, an impairment charge of € 35.9 million was recognized in the Consolidated Statement of Income for 2006 (2005: €19.4 million; 2004: €8.2 million).

The impairment charge on goodwill can be specified as follows:

	Year Ended December 31,
	2006	2005	2004
	(in € millions)
VDM Specialists	€28.3	€17.6	€-
Curvalue Brokerage	7.6	-	-
European Trading	-	1.8	8.2
Total continuing operations	€35.9	€19.4	€8.2
Discontinued operations	-	-	-
Total	€35.9	€19.4	€8.2

In the second quarter of 2006, the Company has performed an impairment test for the trading and brokerage activities of Curvalue. In determining the discounted future cash flows of the activities, a discount rate of 16% for brokerage activities and 13% for trading activities has been applied. This resulted in an impairment charge of € 7.6 million on the brokerage activities, mainly due to a downward trend in revenues and operating income, and no impairment on the goodwill attributable to the trading activities.

In the third quarter of 2006, due to a triggering event, an impairment test on goodwill for VDM Specialists was performed. In determining the discounted value of the future cash flows of VDMS, a discount rate of 12 % was applied. The impairment charge relates to the continued downward trends in revenues and operating income for VDM Specialists. This resulted in an impairment charge on Goodwill of € 28.3 million on VDM Specialists. The annual impairment test was performed in the fourth quarter and no additional impairment was necessary.

In 2005, the Company performed its annual impairment tests of goodwill during the fourth quarter for all its reporting units. In determining the discounted value of future cash flows of VDM Specialists, valuations by external independent consultants were used, and a discount rate of 12% was applied. For the purpose of impairment testing of the goodwill associated with the European entities, a discount rate of 15% was applied. The impairment charges primarily related to the continued downward trend in revenues and operating income at the relevant reporting units. See “Significant Accounting Policies — Goodwill and Other Intangible assets” for further information related to the impairment of goodwill.

The movements in goodwill for the years ended December 31, 2006 and 2005 are as follows:

	2006	2005
	(in € millions)
Balance at January 1,	€35.2	€47.6
Additions	25.3	-
Impairment	(35.9)	(19.4)
Translation differences	(2.6)	7.0
Balance at December 31,	€22.0	€35.2

The addition of goodwill is completely related to the acquisition of Curvalue. This amount relates to the segment Curvalue Trading and the segment Curvalue Brokerage .

The carrying amount of goodwill related to VDM Specialists as of December 31, 2006 and December 31, 2005, is fully deductible for tax purposes. The carrying amount of goodwill related to the Curvalue acquisition as of December 31, 2006 and 2005 is not deductible for tax purposes.

The carrying value of Other intangible assets, net can be specified as follows:

	December 31,
	2006	2005
	(in € millions)
Specialist stock lists	€221.9	€247.0
Accumulated amortization and impairment	(89.2)	(37.1)
Book value specialist stock lists	€132.7	€209.9
Trading rights Curvalue	€8.6	-
Software	€11.7	1.5
	€153.0	€211.4

The above amounts related to the specialist stock lists are determined using the underlying dollar amounts translated into euros using year-end closing rates. The cost price of the specialist stock lists as at December 31, 2006 translated at historical exchange rates was €293.0 million (December 31, 2005: €293.0 million). At year end 2006 and 2005, all specialist stock lists capitalized on the balance sheet relate to the Company’s specialist franchise on the New York Stock Exchange, VDM Specialists.  The cost price of the trading rights and the software at December 31, 2006, amounts to € 9.7 million and € 15.7 million respectively.

For the year ended December 31, 2006 amortization of the specialist stock list was € 5.4 million (2005: €5.9 million; 2004: € 5.9 million). The estimated amortization expense for specialist stock lists for each of the next five years is € 4.0 million per year, determined at the U.S. dollar closing rate of December 31, 2006.

The weighted average remaining useful life of the specialist stock lists is 33 years as of December 31, 2006.

For the year ended December 31, 2006 amortization of the trading rights of Curvalue amounted to € 1.1 million (2005: € nil; 2004: € nil). The estimated amortization expense for trading rights for each of the next five years is € 1.1 million per year  The weighted average remaining useful life of the trading rights is 8 years as of December 31, 2006.

For the year ended December 31, 2006 amortization of the software was € 1.8 million (2005: € 0.2 million; 2004: € 0.1 million). The estimated amortization expense for software for each of the next five years is € 1.8 million per year, determined at the U.S. dollar closing rate of December 31, 2006. The weighted average remaining useful life of the software is approx 3 years as of December 31, 2006.

As a result of uncertain market conditions and the associated lower profitability, the Company performed an impairment test during the third quarter of 2006 of the specialist stock lists acquired in relation to VDM Specialists. The valuations were performed by external independent consultants, in conformity with the rules dictated by Statement of Financial Accounting Standard No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”. An impairment loss, calculated as the difference between the fair value and the carrying amount of the specialist stock lists, is recognized if the sum of the undiscounted cash flows expected to result from the use and eventual disposal of the stock lists is less than the corresponding carrying value. Based on the valuations performed, it was determined that an impairment charge on Specialist stock lists of € 52.8 million in VDM Specialist was applicable.

9.	Exchange Memberships

As of December 31, 2005, the Company owned 6 NYSE memberships out of a total of 1,366 NYSE memberships, representing a 0.4 % ownership interest in the NYSE. The NYSE memberships were originally carried at cost with adjustments to the carrying value made based on other-than-temporary declines in value. On March 7, 2006, the NYSE and Archipelago Holdings, Inc. combined their businesses and became wholly-owned subsidiaries of NYSE Group, Inc., a newly-created, for-profit and publicly-traded holding company (the "NYSE Merger"). As a result of the merger, the 6 NYSE memberships were converted into the right to receive in total an aggregate of $1.8 million cash (€1.5 million) and 481,062 shares of NYSE Group Inc. In addition, a "permitted" dividend was received of approximately $0.4 million (€0.4 million) in total for the Company's 6 NYSE memberships.

For additional disclosure on the valuation of the NYSE shares reference is made to note 6 "Securities owned and securities sold, not yet purchased."

The Company owns no Exchange Memberships at December 31, 2006.

In December 2005, the Company sold four of its NYSE memberships for a total consideration of €12.0 million, on which sale it realized a gain of €7.4 million that is reflected in Other income in the Consolidated Statement of Income for the year ended December 31, 2005.

For the year ended December 31, 2004, the Company recognized an other-than-temporary impairment loss of €5.6 million on the value of its New York Stock Exchange memberships.

10.	Investments in affiliated companies

Investments in affiliated companies' assets at December 31, 2006 and 2005 are comprised of the following:

	December 31,
	2006	2005
	(in € millions)
Investments valued using the equity method	9.3	-
Total	€9.3	€-

Investments valued using the equity method include strategic investments with an ownership of between 20% - 50%. The investments accounted for under the equity method include the following:

During 2006, an investment of € 7.6 million or $ 10 million was made to acquire a 20% interest in CBOE Stock Exchange LLC., a Delaware limited company which was formed on July 31, 2006. CBOE Stock Exchange is a privately owned company that is not listed on any public exchange. At this moment, no summarized financial information of this associate is available, mainly due to the fact that CBOE Stock Exchange LLC only started its activities on March 5, 2007.

In August 2006, a participation of 33.3% in the Gibraltar Exchange, a company incorporated in accordance with the laws of Gibraltar was acquired, for which a bank guarantee of € 1.7 million has been issued. Official approval for the finalization of this transaction from the financial authorities is pending. The Gibraltar Exchange is a privately owned company that is not listed on any public exchange. At this moment, no summarized information of this associate is available, mainly due to the fact that the Gibraltar Exchange has not yet started its activities.

The Company also has a 40% interest in Elite Derivatives Ltd. As of December 31, 2006, the carrying value of this investment is nil.

11.	Other Assets

Other assets at December 31, 2006 and 2005 are comprised of the following:

	December 31,
	2006	2005
	(in € millions)
Income taxes (see Note 13)	€11.3	€8.9
Prepaid pension costs (see Note 16)	1.8	6.8
Receivable from the sale of NYSE memberships	-	12.0
Other investments valued at cost	2.3	-
Other	7.3	5.8
	€22.7	€33.5

Other investments valued at cost include strategic investments with an ownership interest less then 20%. In June 2006 the Company entered into a subscription agreement with the ISE Stock Exchange LLC for an amount of € 2.3 million obtaining a 3% share in ISE Stock Exchange LLC. At December 31, 2006, the fair value of this investment is not estimated as there have been no identified events or changes in circumstances that may have a significant adverse impact on the fair value.

Other assets as at December 31, 2006 include receivables from minority partners and employees of VDM Specialists of €0.3 million (December 31, 2005: € 0.2 million). These receivables are short term in nature and carry fixed interest rates varying between 5% and 5.75% per annum.

The Company sold four NYSE memberships in December 2005. The proceeds from these sales were received in January 2006.

12.	Accounts Payable, Accrued Expenses and Other Liabilities

Accounts payable, accrued expenses and other liabilities on December 31, 2006 and 2005 are comprised of the following:

	December 31,
	2006	2005
	(in € millions)
Other taxes and social security contributions	€1.6	€0.6
Dividends on financing preferred shares	4.1	2.9
Accrued bonuses	9.1	1.4
Capital payable to former partners of VDM Specialists	0.5	4.3
Provisions	0.6	4.9
Other	20.3	19.1
	€36.2	€33.2

Regarding the liability for capital payable to former partners of VDM Specialists, interest is payable based on the interest rate applicable to investments in cash and cash equivalents. It is anticipated that the liability will be paid within one year after the balance sheet date.

As of December 31, 2006, a provision of €0.4 million (December 31, 2005 €3 million) was established in respect of the estimated outcome of regulatory proceedings against the Company. The final outcome of these regulatory proceedings cannot be gauged with certainty, and the final settlement may differ from the € 0.4 million established as a provision, and such a difference could be material. With respect to other regulatory proceedings and litigation issues described in Note 24, no reliable estimate can be made of the legal or constructive obligation as a result of a past event for which it is probable that the Company will incur an outflow of resources (Note 24).

Pursuant to its operating agreement with minority members, VDM Specialists is required to advance funds to cover the litigation expenses of seven former members and one employee in connection with certain litigation and regulatory inquiries. In April 2006, VDM Specialists entered into fee arrangements with five of the individuals involved, to limit its obligations with respect to these expenses. In May 2006, two individuals pleaded guilty, and consequently the Company’s obligation to advance funds has been extinguished for these two individuals. On December 31, 2006, a provision of €0.2 million (December 31, 2005 €1.9 million) was established in connection with this obligation. This provision has been estimated on the basis of factors that include these fee arrangements. The final outcome of this matter cannot be gauged with certainty, and the final amount payable may differ from the estimated amount, and such a difference may be material. The Company’s exposure to losses in excess of the estimated amount cannot be reliably estimated at this time.

An amount of €3.0 million of Other accrued liabilities relates to accrued interest on subordinated borrowings (December 31, 2005: €4.1 million). Further, included in Other accrued liabilities is a deferred gain of €3.0 million (December 31, 2005: 5.9 million) relating to the termination of the swaps in 2005 that were designated as fair value hedges of some of the Company’s subordinated borrowings. This gain is being credited to interest expense over the remaining lives of the related subordinated borrowings.

The developments in the USA, including the outsourcing of clearing activities, have resulted in a reduction of staff for the year ended December 31, 2006. The strategic decision to restructure and thereby reduce staff is to improve the profitability and risk profile of VDM Specialists USA. As at December 31, 2006, a liability related to this restructuring amounting to € 0.5 million has been recorded. The related one time termination benefits severance expenses are recorded on the line item employee compensation and benefits in the profit and loss statement.

For 2005, Capital received by the Company in the amount of €2.1 million was classified as Other accrued liabilities, pending the finalization of a new operating agreement by VDM Specialists. In 2006, the operating agreement was finalized and the amount moved to minority interest.

13.	Income Taxes

Deferred tax

Deferred tax assets comprise:

	December 31,
	2006	2005
	(in € millions)
Deferred tax assets
Tax losses carried forward	€20.3	€14.7
Intangible assets, including goodwill	19.6	10.6
Other	2.4	2.4
Offset of deferred tax liability items	(17.2)	(27.4)
	€25.1	€0.3
Valuation allowance	(24.1)	(0.3)
	€1.0	€-

Deferred tax assets are recognized for temporary tax deductible differences and tax loss or tax credits carry-forwards to the extent that the Company has sufficient temporary taxable differences relating to the same tax authority and the same taxable entity, which will result in taxable amounts against which the temporary tax deductible differences and unused tax losses can be utilized before they expire or that the realization of the related tax benefit through future taxable profits is more likely than not. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

For an amount of €4.6 million of the gross deferred income tax assets indemnifications have been issued by the sellers of Curvalue as part of the business combination agreement.

At December 31, 2006, using the currency rate as at balance sheet date, the Group recognized a valuation allowance on deferred income tax assets of €24.1 million in respect of temporary deductible differences, tax losses carried forward or tax credits that can be utilized against future taxable income, €22.8 million of which relates to our U.S. tax position. The carry forward losses related to the US may be utilized within a period of 20 years. The first year that a carry forward loss related to carry forward losses in the US expires is 2023. Taking into account the reversal period of temporary differences for tax purposes the average expiry date of the carry forward losses in the US is 25 years. The carry forward losses related to the Netherlands may be utilized within a period of nine years. The first year that a carry forward loss related to carry forward losses in the Netherlands expires is 2011. The recognition of the valuation allowance on deferred income tax assets resulted from management’s reassessment of the more-likely-than-not criteria as stated in the applicable accounting standards in light of the multiple years of tax losses incurred in the applicable tax jurisdictions. The net change in the total valuation allowance during the year is specified in the table below:

2006
(in € millions)

At January 1,	€0.3
Recognition of valuation allowance on U.S. deferred tax assets	23.5
Recognition of valuation allowance on other deferred tax assets	1.3
Release of valuation allowance on other deferred tax assets	(0.3)
Currency exchange differences	(0.7)
At December 31,	€24.1

Deferred tax liabilities comprise:

	December 31,
	2006	2005
	(in € millions)
Deferred tax liabilities
Employee benefit plan assets	€0.5	€2.1
Intangible assets	7.1	29.4
NYSE shares (exchange memberships)	5.7	0.4
Business combination accounting	3.9	-
Other	6.3	-
	€23.5	€31.9
Offset of deferred tax asset items	(17.2)	(27.4)
	€6.3	€4.5

At December 31, 2006, an amount of €1.2 million out of a total of €23.5 million is expected to reverse within one year. An amount of €7.1 million relates to temporary taxable differences arising on specialist stock lists, which amount is expected to reverse after 5 years. All other temporary taxable differences are expected to reverse within 2 to 5 years.

Deferred tax liabilities are offset against deferred tax assets if the requirements of SFAS 109 are met. Deferred tax liabilities used for offsetting purposes at December 31, 2006 relate to the difference between amortization periods used for tax purposes and those used for accounting for the Company’s intangible assets in the United States, income deferred for tax purposes in relation to the NYSE shares and other income deferred for tax purposes.

The Group is subject to income tax in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income tax. There are transactions and calculations arising in the ordinary course of business for which the ultimate tax determination is uncertain. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional tax will be due. As at December 31, 2006, the accrual for tax uncertainties amounts to €1.5 million. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences can impact income tax expense and deferred tax provisions in the period in which such determination is made. Certain tax positions in relation to the former Curvalue group entities for which the ultimate tax determination is uncertain and which originate from periods before January 1, 2006 have been fully indemnified by the selling shareholders of Curvalue, hence no accruals relating to these tax uncertainties have been recognized as at December 31, 2006.

Income tax

Provision for income taxes consists of the following (bracketed amounts are tax benefits):

	Year Ended December 31,
	2006	2005	2004
	(in € millions)
Current income taxes
Arising in the Netherlands (domestic)	€(0.1)	€(13.2)	€1.0
Arising outside the Netherlands (foreign)	3.0	2.8	(5.3)
Deferred income taxes
Arising in the Netherlands (domestic)	(2.4)	3.4	(8.1)
Arising outside the Netherlands (foreign)	(3.7)	(0.4)	10.2
Transfer from Accumulated Other Comprehensive Income	-	-	(3.0)
Total provision for income taxes	€(3.2)	€(7.4)	€(5.2)
Relating to discontinued operations	-	(0.4)	(4.6)
Total	€(3.2)	€(7.0)	€(0.6)

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

	Year Ended December 31,
	2006	2005	2004
	(in € millions)
(Loss)/ income arising in the Netherlands before tax	€(16.4)	€(9.1)	€0.2
(Loss)/ income arising outside the Netherlands before tax and after minority interest	(50.0)	(0.9)	8.3
Total (loss)/income before taxes and after minority interest from continuing operations	€(66.4)	€(10.0)	€8.5

For the year ended December 31, 2006, the statutory tax rate in the Netherlands was 29.6% (2005: 31.5%; 2004: 34.5%). A reconciliation between the statutory tax rate in the Netherlands and the consolidated effective tax rate for the years ended December 31, 2006, 2005 and 2004 from continuing operations is presented in the table below:

	2006	2005	2004
	expense / (benefit)
Statutory tax rate in the Netherlands	(29.6%)	(31.5%)	34.5%
Non taxable income	(1.8%)	(4.3%)	(6.6%)
Non-tax deductible costs	3.9%	35.7%	40.2%
Change in enacted tax rates	(1.1%)	8.0%	-
Valuation allowance on deferred tax assets	37.3%	1.7%	-
Release of valuation allowance recognized in prior years	(0.5%)	-	-
Effect of foreign taxation	(13.4%)	0.6%	46.5%
Adjustment of prior year accruals	(0.0%)	(85.2%)	(100.0%)
Tax benefits previously reported in accumulated other
comprehensive income	-	-	(14.1%)
Other	0.4%	5.0%	(7.6%)
	(4.8%)	(70.0%)	(7.1%)

The percentages shown in the above table are strongly influenced by the level of pretax results.

Disclosures concerning the effective tax rate reconciliation for the year ended December 31, 2006

Non-taxable income

Non-taxable income mainly relates to the impact of certain Group companies having a different functional currency for tax purposes than that applied for the preparation of the financial statements.

Non-tax deductible costs

Expenses not deductible for tax purposes mainly reflect the non-tax deductible nature of the 2006 impairment charge on goodwill relating to the Group’s brokerage activities (see Note 8).

Change in enacted tax rates

The effect of change in enacted tax rates reflects the impact of remeasurement of the Group’s deferred income tax positions in the Netherlands. In 2006, a change in the Netherlands tax law was enacted. As a result of this enacted change, the tax rate applicable for years beginning on January 1, 2007 decreased to 25.5%. Given the Group’s deferred tax position existing on December 31, 2006, this decrease in tax rate resulted in a tax benefit of €0.7 million.

Valuation allowance on deferred tax assets

The valuation allowance on deferred tax assets mainly relates to the Group’s U.S. tax position. The recognition of the valuation allowance resulted from management’s reassessment of the more likely than not criteria as stated in the applicable accounting standards in light of the multiple years of tax losses incurred in the applicable tax jurisdictions.

Disclosures concerning the effective tax rate reconciliation for the year ended December 31, 2005

Non-tax deductible costs

Non-tax deductible costs mainly arise because of foreign exchange losses recognized in the Consolidated Statement of Income that are non-tax deductible as a result of the euro remaining the functional currency of Netherlands based entities for Dutch income tax purposes. Further, the goodwill impairment of €1.8 million recognized on European Trading entities and certain provisions for litigation expense is not deductible for income tax purposes.

Change in enacted tax rates

In 2005, a change in New York State tax law was enacted. As a result of this enacted change, the tax rate used to tax effect carry forward losses, which originated in 2003 and 2004, decreased, resulting in a tax charge of €0.8 million recognized in the income statement for the year 2005.

Adjustment of prior year accruals

In 2005, the Company recognized a tax benefit of €9.0 million in connection with unwinding the Company’s financing entity. In 2004, the activities of the Company’s financing entity, Van der Moolen International BV, were partially reduced through the conversion in July and November 2004 of a substantial portion of its inter group loans (advanced to subsidiaries of Van der Moolen) into equity. The inter group loans of this financing entity were, amongst other reasons, reduced to decrease the interest cost of the subsidiaries and in anticipation of the end of the special fiscal regime applicable to Van der Moolen International BV. The Dutch corporate income tax law and the rules applicable under the special fiscal regime do not provide explicit guidance on the treatment of such conversions for corporate tax purposes. As a consequence of this uncertainty, the Company did not recognize a tax benefit in 2004 related to these loan conversions because of the risk that the tax authorities would not agree to such a benefit.

On December 17, 2005, the 2003 corporate income tax return of Van der Moolen International BV was agreed by the tax authorities. In this 2003 return, Van der Moolen International BV reported similar loan conversions. Because of the agreement of the tax authorities to the company’s treatment of the 2003 loan conversions, management determined that it was likely that the tax benefit arising on the 2004 loan conversions could be sustained. Subsequently, on March 18, 2006, the 2004 corporate income tax return was agreed by the tax authorities. Consequently, a non-recurring (non-cash) tax benefit of €9.0 million has been recognized in the Consolidated Statement of Income for the year ended December 31, 2005. The positive impact on the consolidated effective tax rate from continuing operations for the year ended December 31, 2005 was approximately 90%.

Effect of foreign taxation

The effect of foreign taxation is limited for the year ended December 31, 2005 as a result of the relative small contribution of foreign operations to consolidated pretax results.

Disclosures concerning the effective tax rate reconciliation for the year ended December 31, 2004

Results of the group’s financing entity

In 2004, the activities of the Company’s Dutch finance entity were reduced in anticipation of the end of a special fiscal regime applicable to the finance entity on December 31, 2007. This partial unwinding of financing activities resulted in the recognition of a tax benefit of €2.2 million, which is included in the total tax benefit of €8.5 million described below.

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

Adjustment of prior year accruals

The provision for income taxes in 2004 includes a tax benefit of €8.5 million. This tax benefit includes a non-recurring benefit of €2.2 million arising as a consequence of the partial unwinding of the financing activities of the Company’s finance entity. Whilst the benefit of €2.2 million arose as a consequence of the partial unwinding of financing activities in 2004, it was different in character to the benefit of €9.0 million recognized in the year 2005 as described above, and therefore the recognition of this benefit of €2.2 million in 2004 was not subject to any significant uncertainty.

 The non-recurring remainder of €6.3 million principally arose as a result of the adjustment of amounts accrued in previous years as a result of final tax assessments issued by the tax authorities of the jurisdictions in which the Company operated, the reassessment of applicable tax rates and management’s assessment of residual tax liabilities.

Tax benefits previously reported in accumulated other comprehensive income

The provision for income taxes in 2004 includes a benefit of €1.2 million in relation to the change in functional currency. Had the relevant entities not changed their functional currency, this benefit would have been reported in Accumulated Other Comprehensive Income, a component of Shareholders’ equity.

14.	Notes Payable

Notes payable at December 31, 2006 and December 31, 2005, including their final maturity date, are listed as follows:

	December 31,
	2006	2005
	(in € millions)
Notes payable, 6.25%, due Jan. 28, 2010	€1.4	€1.7
Notes payable LOC, LLC	-	2.3
	€1.4	€4.0

As of December 31, 2006 and 2005 an amount of €1.0 million (2008 : € 0.3 million; 2009: € 0.3 million; 2010: € 0.4 million) and €1.4 million, respectively, of the 6.25% notes payable is repayable after one year, none of which is due after more than five years.

Notes payable at December 31, 2005 in relation to LOC, LLC consisted of an interest bearing loan with a rate per annum equal to the Federal Funds Effective Rate, increased by 250 basis points and repayable in four installments, with a final maturity date of January 13, 2009. Early repayments on this loan were made in 2005 and the loan was fully repaid in May 2006.

15.	Subordinated Notes

The subordinated notes at December 31, 2006 and 2005 including their final maturity dates, are listed as follows:

	December 31,
	2006	2005
	(in € millions)
Subordinated notes, 7.54%, payable annually due August 3, 2008	32.9	54.9
Subordinated notes, 7.80%, payable annually due August 3, 2011	49.4	54.9
Subordinated notes, 7.11%, payable annually due March 1, 2008	15.2	25.4
Subordinated notes, principal amounts outstanding	€97.5	€135.2

Subordinated Notes as recognized in the Consolidated Statement of Financial Condition decreased by €37.7 million from €135.2 million at December 31, 2005 to €97.5 million at December 31, 2006. This decrease reflects currency translation effects of €12.4 million and repayments of €25.3 million.

At December 31, 2006, all subordinated borrowings are issued by VDM Specialists, are unsecured promissory notes and are denominated in U.S. dollars and subordinated to claims of general creditors of VDM Specialists. These subordinated borrowings are available in computing net capital under the SEC’s uniform net capital rule applicable to VDM Specialists. To the extent that such notes are required for VDM Specialists’ continued compliance with minimum net capital requirements, they may not be repaid.

The following table presents the contractual repayment schedules for the subordinated notes:

	7.11% Subordinated Note	7.54% Subordinated Note	7.80% Subordinated Note	Total
	(in € millions)
2007	7.6	16.5	9.9	34.0
2008	7.6	16.4	9.9	33.9
2009	-	-	9.9	9.9
2010	-	-	9.9	9.9
2011	-	-	9.8	9.8
Total	15.2	32.9	49.4	97.5

The subordinated notes 7.11% due March 1, 2008, 7.54% due August 3, 2008 and the 7.80% due August 3, 2011 contain certain financial and reporting covenants. Financial covenants relate, among other aspects, to compliance with regulatory minimum capital and net liquid asset requirements, Tangible Net Worth and Debt to Total Capitalization. If VDM Specialists ceases to be in compliance with a financial covenant, and the non-compliance is not waived by the holders of the subordinated notes, the entire debt balance becomes repayable within a period of 6 months. As at December 31, 2006, VDM Specialists was in compliance with the debt covenants.

In prior years, the Company entered into interest swap agreements in connection with its subordinated notes, to convert its fixed rate subordinated loans into floating rate obligations based on the US London Interbank Office Rate. These swaps were terminated between 2003 and 2005.

16.	Pension and Other Postretirement Benefit Plans

The Company has employee retirement benefit plans in Germany, the United States, the UK, Switzerland and the Netherlands.

(a) Retirement benefits - Defined contribution plans

The German subsidiary has a defined contribution plan in place for management team members as well as certain employees. In the United States, the Company sponsors a 401(k) plan covering all eligible full-time employees. Under certain circumstances prescribed by law, the Company may be required to make contributions to this plan. The UK subsidiary installed a defined contribution plan during 2006, covering all employees.  In the Netherlands the Curvalue Group and the Swiss subsidiary have a defined contribution plan. The total annual contribution under these plans during the years ended December 31, 2006, 2005 and 2004 was €0.3 million, €0.2 million and €0.1 million, respectively.

(b) Retirement benefits - Defined benefit plans

In the Netherlands, both contributory and non-contributory defined-benefit pension plans exist, covering substantially all (former) employees, including members of the executive board. The Curvalue Group employees are currently not entitled to defined benefits. Benefits are based on years of service and compensation levels at the time of retirement. Because of changes in the Dutch legislation as of January 1, 2006, certain plan changes were required. Besides a change in retirement age (to 65 years instead of 60 years), the pension system has been prospectively changed from a capped final pay plan to an average pay plan. The effect of the plan changes resulted in a gain of €0.1 million.

Under the plan, the employees are entitled to retirement benefits varying between 70% and 80% of the average salary over their service period upon attainment of a retirement age of 65. No other post-retirement benefits are provided. The most recent actuarial valuations of plan assets and the present value of the defined benefit obligation were carried out as per December 31, 2006 by an independent company of actuaries and advisors. The present value of the defined benefit obligation and the related current service cost and past service cost were measured using the projected unit credit method in accordance with U.S. GAAP as defined by SFAS No. 87 and SFAS No. 158.

On adoption of SFAS 158 the company included in the consolidated comprehensive income net of tax the gains and losses and prior services costs and credits that pursuant to SFAS no. 87 have not been recognized as components of net periodic benefit costs.  The company also recognized in its statement of financial position an asset or liability that reflects the funded status of its defined benefit plans. The incremental effect of applying SFAS 158 is shown below.

In thousands of €	Before application of SFAS 158	Increase/ (Decrease) Required by SFAS 158	Consolidated Balance Sheet at December 31, 2006
Employee benefit plan asset	6,641	(4,823)	1,818
Total assets	6,641	(4,823)	1,818

Deferred tax liability	1,958	(1,403)	555
Total liabilities	1,958	(1,403)	555
Accumulated other comprehensive income	4,683	(3,420)	1,263
Total stockholders equity	4,683	(3,420)	1,263
Total liabilities and shareholders equity	6,641	(4,823)	1,818

(c) Other long-term benefits

Besides the aforementioned post-employment benefit plans, the Company provides for other long-term employee benefits, in particular for certain employees of a former subsidiary of Van der Moolen Holding N.V.

The Company uses a December 31 measurement date for its plans. The information provided below includes funded and unfunded plans.  The amounts recognized in the Consolidated Statement of Financial Condition and Consolidated Statement of Income in respect of the Company’s defined benefit retirement plans and other long-term benefits as determined in accordance with U.S. GAAP (as defined by SFAS No. 87, “Employers’ Accounting for Pensions”, SFAS 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" and SFAS No. 106 “Employers’ Accounting for Postretirement Benefits Other Than Pensions”) are specified below.

	December 31,
	2006	2005
	(in € millions)
Projected benefit obligation (funded obligations)	€(17.3)	€(18.9)
Fair value of plan assets	19.4	20.7
Excess of plan assets over funded and unfunded obligations	€2.1	€1.8
Present value of unfunded obligations	(0.3)	(0.7)
Unrecognized net actuarial loss/ (gain)	-	5.7
Prepaid benefit cost	€1.8	€6.8

The total of the present value of funded and unfunded obligations (projected benefit obligation) recognized in the balance sheet amounts to €19.6 million as of December 31, 2005. For the year ended 2006 pursuant to SFAS 158 the funded and unfunded obligations of € 17.6 million included in the amount of € 1.8 million is recognized in the balance sheet.

The change in the projected benefit obligation is as follows:

	2006	2005
	(in € millions)
Projected benefit obligation at January 1	€(19.6)	€(19.0)

Service cost	(0.3)	(0.2)
Interest cost	(0.8)	(0.9)
Actuarial (losses)/ gains	1.8	(0.3)
Plan amendments	0.1	-
Settlement	0.2	-
Benefits paid	1.0	0.8
Projected benefit obligation at December 31	€(17.6)	€(19.6)

The change in plan assets is as follows:

	2006	2005
	(in € millions)
Fair value of plan assets at January 1	€20.7	€21.8
Actual return on plan assets	(0.6)	0.6
Employer contributions	0.4	-
Benefits paid	(1.0)	(0.8)
Other	(0.1)	(0.9)
Fair value of plan assets at December 31	€19.4	€20.7

	2006	2005
	(in € millions)
Expected return on plan assets	0.8	0.8
Actuarial gain/ (loss)	(1.4)	(0.2)
Actual return on plan assets	€(0.6)	€0.6

The movement in unrecognized (losses)/ gains is as follows:

	2006	2005
	(in € millions)
Unrecognized (losses)/ gains at January 1	€(5.7)	€(4.6)
Actual (loss)/ gain in year
Actuarial (loss)/ gain on projected benefit obligation	1.8	(0.3)
Actuarial (loss)/ gain on plan assets	(1.4)	(1.1)
Unrecognized prior services costs	0.1	-
Loss/ (gain) recognized in period	0.3	0.3
Unrecognized (losses)/ gains at December 31	€(4.9)	€(5.7)

The fair value of plan assets at the balance sheet date is analyzed as follows:

	December 31,
	2006	2005
	(in € millions)
Other assets	€19.4	€20.7
Fair value of plan assets	€19.4	€20.7

The plan assets do not include any of the Company’s own financial instruments, nor any property occupied by, or other assets used by, the Company. The expected rates of return on individual categories of plan assets are determined by reference to relevant indices published by a stock exchange. As stated below, the Company’s Dutch defined benefit plans are insured with insurance companies. Because of the nature of these insurance contracts, there are no separate asset and investment policies.

The history of the plan for the current and prior period is as follows :

	December 31,
	2006	2005
	(in € millions)
Present value of funded and unfunded obligations	€(17.6)	€(19.6)
Fair value of plan assets	19.4	20.7
Funded status	€1.8	€1.1

(in gains/losses in % of:)	2006	2005
Adverse experience adjustments on plan liabilities	9.5%	1.4%
Adverse experience adjustments on plan assets	6.6%	5.2%

Components of net periodic pension cost for all defined benefit plans and other long-term benefits recorded under employee compensation and benefits in the Consolidated Statements of Income are as follows:

	Expected
	2007	2006	2005	2004
	(millions)
Service cost	€(0.2)	€(0.3)	€(0.2)	€(0.3)
Interest cost	(0.8)	(0.8)	(0.9)	(0.9)
Expected return on plan assets	0.8	0.8	0.8	1.0
Amortization of actuarial (losses)/ gains	(0.2)	(0.3)	(0.3)	(0.2)
Other costs	-	0.1	-	(0.1)
Net periodic pension (cost)/benefit	(0.4)	€(0.5)	€(0.6)	€(0.5)

Weighted average actuarial assumptions for the Company’s defined benefit pension plans and other long-term benefits are as follows:

	December 31,
	2006	2005	2004
Discount rate	4.75%	4.25%	4.75%
Expected rate of return on plan assets	4.25%	4.00%	4.00%
Rate of salary increase (including expected inflation rate of 2.0%)	2.9%	3.00%	3.00%
Pension increases	none	none	none

Assumptions regarding future mortality are based on published statistics, known as ‘Collectief ‘93’ (life expectancy of a man or woman including future expected increase in life expectancy), and experience in each territory. The rate of salary increase is determined as an approximate average of the expected inflation rate increase of 2.0% plus individual career increases.

The discount rate used is based on the return on high-quality fixed-income corporate bonds in the market place that have a maturity approximating the terms of the related obligations.

The Company’s Dutch defined benefit plans are insured with insurance companies in the Netherlands. The insurance companies use an expected rate of return on investments of approximately 4%. If the actual rate of return on investments exceeds the expected rate of return described above, the excess is called interest profit and the Company is entitled to a share of this. The actual rate of return on investments is based on the yield on certain state debentures in the Netherlands.

The accumulated benefit obligation amounts to € 19.1 million as of December 31, 2006 (December 31, 2005: € 19.1 million).

The Company expects to contribute € 0.4 million to its pension plans in the Netherlands in the year ending December 31, 2007.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Pension benefits
(in € millions)
2007	€1.0
2008	1.0
2009	1.0
2010	1.0
2011	0.9
Years 2012-2016	5.0

17.	Shareholders’ Equity

The authorized share capital at December 31, 2006 was 54,000,000 shares with a par value of €0.08 and 1,200,000 cumulative financing preferred A shares, 1,200,000 cumulative financing preferred B shares, 1,200,000 cumulative financing preferred C shares, 1,200,000 cumulative financing preferred D shares and 1,200,000 cumulative financing preferred E shares with a par value of €0.60 per share, of which 43,686,144 common shares, 251,000 financing preferred A shares and 391,304 financing preferred B shares have been issued. Additionally, authorized share capital includes 13,200,000 preferred shares with a par value of €0.60, none of which have been issued.

Each common share carries one vote. Each preferred and financing preferred share of €0.60 nominal each, carries 7.5 votes.

As of December 31, 2006, the Company had repurchased 102,182 common shares for an amount of €2.4 million to cover its obligations under the stock option plan (unchanged compared to December 31, 2005). These shares carry no voting or dividend rights.

Redemption of the cumulative financing preferred shares is not mandatory. The cumulative financing preferred A shares have a cumulative dividend that is calculated on the basis of a dividend percentage equal to the average effective yield on three government bonds, the remaining term of which to the extent possible equals 10 years, increased or decreased by 500 basis points to be rounded up to whole cents.  The dividend distribution is, at the discretion of the Executive Board with the approval of the Supervisory Board, either added to the dividend reserve A or is paid out as a cash dividend. The profit basis (the dividend is equal to the profit basis times the dividend percentage) of the financing preferred A shares is equal to the issuance rate of the financing preferred A shares issued on January 16, 1997, being €40.21 per share. The dividend for the year 2006 amounts to €0.7 million (amount unchanged compared to 2005). The dividend percentage is re-established each 10-year period; the next time on January 16, 2007.

For details of the repayment of the cumulative financing preferred shares see Note 27.

The cumulative financing preferred B shares have a cumulative dividend that is calculated on the basis of a dividend percentage equal to the calculated average over the last five stock exchange days prior to the day of payment of the effective yield on government bonds with a (remaining) term of 6 to 7 years and 7 to 8 years (as calculated by the Centraal Bureau voor de Statistiek and published in the "Officiële Prijs Courant" of Euronext Amsterdam) increased or decreased by a maximum of 500 basis points, rounded up to whole cents. The dividend distribution is, at the discretion of the Executive Board with the approval of the Supervisory Board, either added to the dividend reserve B or is paid out as a cash dividend. The profit basis is equal to the issuance rate of €104.37 per share. The dividend for the year 2006 amounts to €3.5 million (2005: €2.2 million). The dividend percentage is re-established each 7-year period; the last time being on April 5, 2006.

The effective interest rates for the year ended December 31, 2006 were as follows:

•	Cumulative financing preferred A shares 6.53%

•	Cumulative financing preferred B shares 8.45%

On May 1, 2001, Van der Moolen Holding N.V. amended its articles of association to provide for the future issuance of preferred shares to a foundation called Stichting Van der Moolen Holding (“Stichting”). The Stichting’s object is to safeguard the interests of Van der Moolen Holding N.V. and its subsidiaries in the event of, for instance, a hostile takeover, by acquiring and managing the preferred shares of Van der Moolen Holding N.V. and by exercising the rights attaching to those shares, in particular the voting rights. Van der Moolen Holding N.V. entered into an agreement with the Stichting pursuant to which the Stichting has been granted a call option right allowing it to acquire up to the number of preferred shares of which the aggregate par value is equal to the aggregate par value of the total number of common and cumulative financing preferred shares of Van der Moolen Holding N.V. outstanding, for a subscription price equal to their €0.60 nominal value. Only one-fourth of this subscription price is payable at the time of initial issuance of the preference shares.

On January 2, 2006, Van Der Moolen Holding N.V. acquired 100 percent of the share capital of Curvalue Beheer B.V. and its subsidiaries (together Curvalue). Part of the consideration for this acquisition was the issuance of 3,803,509 common shares in Van der Moolen Holding N.V., issued on the date of acquisition. Reference is made to note 3 "Significant Acquisitions and Dispositions" for further details on the acquisition of Curvalue.

18.	Related Party Transactions

On December 31, 2006, Fortis Utrecht NV held a 5.7% ownership interest in the Company (December 31, 2005: 6.3%). Affiliates of this entity also act as a clearing organization for the Company. These services are provided on an arm’s-length basis.

On January 2, 2006, the Company acquired Curvalue Beheer B.V. and its subsidiaries ("Curvalue") for an initial cash payment of €5 million and 3,803,509 of the common shares at an issue price of €3.83 per share. As part of the initial payment for the acquisition of Curvalue, the RDD Foundation, a related party to Mr. Den Drijver, member of the executive board and the CEO, received an initial cash payment of approximately €4.0 million and 3,018,354 common shares. The remaining 785,155 shares were issued to persons, or related parties thereof, who were employed by Curvalue at the moment of acquisition and are currently employed by the Company or act as the Company's advisor. These persons in the aggregate received an additional initial cash payment of approximately €1.0 million. All shares issued in relation to the acquisition are subject to lock-up restrictions. In addition, there is an earn-out arrangement under the acquisition agreement consisting of two possible payments, each of which may amount to a maximum payment of  €10.4 million in cash and a maximum number of 1,920,964 VDM shares. The exact amounts of the earn-out payments are dependent upon the profitability of Curvalue in 2005 and 2006 relative to pre-established profit targets. As a result of these earn-out payments, the RDD Foundation may end up holding between 10 and 12 percent of the Company's share capital.

On January 2, 2007 the earn-out of 2005 was settled. The earn-out consisted of 1,920,964 VDM shares and an amount of  €0.9 million in cash, paid to the former shareholders of Curvalue. As a result of the 2006 earn out the Company will issue 1,175,965 shares in 2008. Mr. Den Drijver has granted to employees and/or former advisors of Curvalue four percent of the initial and 2005 payments that the RDD Foundation received. In addition, he has granted to employees and/or former advisors of Curvalue between nil and three percent of the 2006 payments that the RDD Foundation will receive. At December 31, 2006, the RDD Foundation held 3,070,395 common shares in the capital of the Company.  During 2006 no other members of the Supervisory Board or Executive Board held common shares , financing preferred shares or related options.

Until the merger between NYSE and Archipelago Holding VDM Specialists leased exchange memberships from its employees and minority members through operational lease agreements. The leases are based on NYSE published lease rates at the date of renewal and amounted to less than €0.1 million in 2006 (2005: €0.5 million; 2004:  €2.3 million). All these amounts are included in Lease of exchange memberships and trading licenses in the Consolidated Statement of Income.

During 2006, no seats were contributed for use to the company by the minority members of VDM Specialists. In 2005 and 2004, VDM Specialists paid minority members a fee relating to exchange memberships contributed for use by VDM Specialists. This fee is based on the market value of the exchange memberships and amounted to 0.2 million during the year ended December 31, 2005 ( 2004: €1.0 million). These amounts are included in Interest expense in the consolidated statements of income.

 During 2004, Mr. James Cleaver, Jr, a former member of the Executive Board, held a 1.0% partnership interest in VDM Specialists. This interest was relinquished in December 2004, when Mr. Cleaver retired. The profit share relating to this partnership interest in VDM Specialists (including interest on capital balances) for the year ended December 31, 2004 amounted to €0.3 million. At December 31, 2006, Mr. Cleaver has contributed no capital anymore (2005: € 0.9 million) to VDM Specialists.  During 2006, Mr. Cleaver received interest in respect to his capital in the amount of €0.1 million (2005: €0.1 million).  Furthermore, until the merger of the NYSE and Archipelago Holding, the Company leased an exchange membership from Mr. Cleaver, for which he received payments of € 8,500 in 2006 (2005: €0.1 million; 2004: €0.2 million).

Minority members of VDM Specialists act as employees of this entity and hence receive salaries, bonuses and related compensation, in respect of which during 2006 € 8.8 million was charged to the Consolidated Statement of Income (2005: €9.3 million; 2004: €9.5 million). In addition, minority members received interest on their capital accounts of €1.3 million in 2006 (2005: €1.3 million; 2004: €2.1 million).

Individual members of the Management Committee of VDM Specialists received remuneration including interest on their capital accounts of in total € 2.7 million for the year ended December 31, 2006. This amount includes base salaries of € 1.2 million, bonuses of € 0.8 million, interest on capital accounts of €0.3 million and other short-term benefits of € 0.3 million. Further, an amount of € 0.7 million was allocated to them for their share in the profits of VDM Specialists.

At December 31, 2006 the RDD Foundation held 3,070,395 common shares in the capital of the Company. During 2006 no other members of the Supervisory Board or Executive Board held common shares, financing preferred shares or related options (other than employee options as disclosed in the table below) in the capital of the Company.

	Life of options at issuance in years	Number of options December 31, 2005	Average exercise price	Expired	Number of options December 31, 2006	Average exercise price
Executive Board
C.F. Rondeltap	5	26,000	30.97	(26,000)	-	-

Former Board members
F.M.J. Böttcher 1)	5	70,000	27.72	(45,000)	25,000	21.00
J.P. Cleaver, Jr. 2)	5	26,000	27.99	(21,000)	5,000	21.00
	5	96,000	27.79	(66,000)	30,000	21.00

At December 31, 2006, Members of the Management Committee VDM specialists held 13,500 options (2005: 51,000 options).

 See Note 7 "Loans Receivable due from Curvalue Beheer B.V."

See Note 12 “Accounts Payable, Accrued Expenses and Other Liabilities” for liabilities due to former and new partners of VDM Specialists".

See Note 24 “Commitments and Contingent Liabilities” for guarantees issued in relation to related parties".

19.	Stock Option Plans

 At the end of 2006, current and former employees retained options exercisable into common shares as a result of distributions in prior years. These options have various economic lives of five and ten years. The exercise of employee options is regulated so that the Company can ensure its compliance with insider trading statutes. As of December 31, 2006, (former) members of the Executive Board and current and former employees held a total of 184,580 options on the common shares of Van der Moolen Holding NV (627,005 at the end of 2005; 1,108,908 at the end of 2004).

The Company has stock option plans in the Netherlands, the United Kingdom, the United States and Germany. Stock options were granted under each plan with an exercise price equal to or higher than the market value of the underlying stock. These options granted were immediately exercisable, with the exception of the options granted to employees of Van der Moolen Equities Ltd, which may not be exercised for a period of three years from the date of grant. The vesting period of option rights is three years, during which time the relevant employee must remain employed with the Company. If employees cease to be employed by the Company, their unexercised options are generally forfeited. Further, any options exercised during the vesting period are subject to a forfeiture of 80% of any benefits derived from the exercise of options, less taxation if any. The Executive Board must approve any exceptions to this policy. Van der Moolen began to repurchase its shares at the beginning of 2003, in order to cover its obligations under its employee option plan. It had repurchased 102,182 common shares by the end of 2006 (Note 17).

The following table summarizes the option activity for the year ended December 31, 2006:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life in Years	Range of Exercise Prices	Weighted Average Fair Value at Grant Date
Outstanding at January 1, 2006	22,500	€16.17	3.92	€16.17	€4.63
Outstanding at January 1, 2006	186,080	€21.08	1.96	€21.00-24.79	€7.11
Outstanding at January 1, 2006	418,425	€30.13	0.81	€27.30-31.45	€7.27
Expired	(412,425)	€30.11	0.81	€27.30-31.45	€7.27
Expired	(24,000)	€21.00	1.96	€21.00-24.79	€7.13
Forfeited	(6,000)	€31.45	0.92	€27.30-31.45	€7.27
Outstanding at December 31, 2006	22,500	€16.17	2.92	€16.17	€4.63
Outstanding at December 31, 2006	162,080	€21.09	0.96	€21.00-24.79	€7.11
Total outstanding at December 31, 2006	184,580	€20.49	1.20	€16.17-24.79	€6.81
Exercisable options	184,580	€20.49	1.20	€16.17-24.79	€6.81

The fair value of the options granted is calculated on the date of the grant using the Black-Scholes option-pricing model. No stock options were granted during the three year period ended December 31, 2006. The weighted average assumptions used for grants made in 2002 are as follows:

2002
Dividend yield	3.5%
Expected volatility	50%
Risk-free interest rate	3.60%
Expected option life	3 years

Since all options of this plan have been vested no expenses have been recognized for this plan during the year 2006 (2005: € 0.1 million; 2004: € 0.5 million).

On January 1, 2006 Mr. R. den Drijver awarded the Curvalue employees 4% of his initial and 2005 earn-out consideration received by the RDD Foundation pursuant to the acquisition agreement relating to Curvalue, being 181,711 VDM shares.

The conditions for awarding this stock plan can be summarized as follows:

•
The donation is only for those personnel members who still have an active contractual relation with Curvalue at the moment of the determination of the individual donations, which will take place in 2007; and

•
The level of individual donation will be at the complete discretion of Mr. R. den Drijver, who will determine at his full discretion the elements relevant for determining the level of the individual donations.

This arrangement has no impact on the participation of common or preferred shareholders, as no additional stock will be issued by the Company in this respect. The compensation costs related to this arrangement amount to €0.5 million (2005 and 2004: € nil.)

The fair value of the stock granted is, based on the closing rate per share at year end, € 0.8 million.

This arrangement has no impact on the cash flow of the Company.

20.	(Loss)/ earnings Per Share

Basic earnings (loss) per share is calculated by dividing the net income (loss) attributable to common shares outstanding by the weighted average number of common shares outstanding for the period (excluding treasury stock), taking into account the weighted number of shares issued on January 2, 2006, in relation to the acquisition of Curvalue and the shares issuable in respect of the earn-out 2005, which are considered to be earned at acquisition date, and the number of shares issued as stock dividend in April 2006, adjusted for the number of shares held by the Curvalue Group in Van der Moolen Holding NV during 2006. Diluted earnings (loss) per share is computed using the same method as basic earnings (loss) per share, but reflecting the potential dilution that could occur if other equity instruments were converted or exercised into common shares, unless this would have in an antidilutive impact.

For the purposes of calculating (diluted) earnings (loss) per share, net income (loss) attributable to common shares is adjusted for the dividend on financing preferred shares. During the reported periods, the Company had the following categories of dilutive potential common shares:

The first category relates to shares issuable on exercise of share options granted to employees. For these share options, a calculation is made to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company’s shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares so calculated is compared with the number of shares that would have been issued assuming the exercise of the share options. The dilutive effect of share options is nil for the reported periods as a result of share option exercise prices being higher than the average annual market share price; hence diluted earnings per share is equal to basic earnings per share.

The second category of dilutive potential common shares relates to the dilutive impact of the number of shares that are issuable in respect of the Curvalue earn-out arrangement for the year 2006. The dilutive impact of the earn-out arrangement for the year 2006 is not included in the diluted loss per share as this has an antidilutive impact on the reported loss per common shares.

	Year ended December 31,
	2006	2005	2004
	(in € millions, except per share data)
Basic (loss)/ earnings per Share:
Net loss	€(63.2)	€(3.1)	€(9.0)
Less: Financing preferred shares dividends	(4.1)	(2.9)	(2.9)
Net loss attributable to common shareholders	€(67.3)	€(6.0)	€(11.9)
Weighted average number of common shares in issue	45,352,290	39,031,219	38,078,411
Basic loss per share	€(1.48)	€(0.15)	€(0.31)
Of which related to discontinued operations	€-	€-	€(0.47)
Basic (loss)/earnings per share from continuing operations	€(1.48)	€(0.15)	€0.16
Diluted Earnings (loss) per Share:
Net loss attributable to common shareholders	€(66.9)	€(6.0)	€(11.9)
Weighted average number of common shares in issue	45,352,290	39,031,219	38,078,411
Contingent securities excluded from computation due to antidilutive impact	1,175,965	-	-
Diluted weighted average number of common shares outstanding	45,352,290	39,031,219	38,078,411
Diluted loss per share	€(1.48)	€(0.15)	€(0.31)
Of which related to discontinued operations	€-	€-	€(0.47)
Diluted (loss)/earnings per share from continuing operations	€(1.48)	€(0.15)	€0.16

21.	Segmental Information

In 2006, the Company had five main segments: VDM Specialists, European Trading, Curvalue Trading, Curvalue Brokerage and Holding and Unallocated. The segment information is presented in accordance with SFAS No 131, "Disclosures About Segments of an Enterprise and related information". The Company's business segments are based upon the nature of the financial services provided, their revenue source and the Company's management organization. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on the income from operations before amortization and impairment of intangible assets, tax and finance charges by segments and by the underlying business units comprising these segments. Financial information of each segment is reviewed on a monthly basis. In 2006, the segments representing more than 10% of the revenues of the Company were VDM Specialists, European Trading and Curvalue Trading  (2005 and 2004: VDM Specialists and European Trading). Holding and unallocated are those group companies with primarily a (sub-) holding, finance function or activities recently started-up.

The following table summarizes segment information for the year ended December 31, 2006 (excluding discontinued operations, which are detailed in Note 3):

	Curvalue Trading	Curvalue Brokerage	VDM Specialists	European Trading	Holding and unallocated	Total
						(in € millions)
Revenues
Specialist activities	-	-	57.9	-	-	57.9
Proprietary trading/ market making activities	22.4	0.7		33.7	2.3	59.1
Commissions	-	14.2	19.2	0.3	-	33.7
Other	-	-	21.8	-		21.8
Total	22.4	14.9	98.9	34.0	2.3	€172.5
Corporate costs (excluding amortization and impairment of intangible assets)	16.1	15.8	45.5	29.4	20.7	€127.5
Profit/(Loss) from continuing operations before amortization and impairment of intangible assets	6.3	(0.9)	53.4	4.6	(18.4)	45.0
Amortization and impairment of intangible assets(1)	2.3	8.0	86.6	0.1	0.1	97.1
Profit/(Loss) from continuing operations	4.0	(8.9)	(33.2)	4.5	(18.5)	(52.1)
Segment assets	198.6	15.0	356.9	268.2	66.2	904.9
Segment goodwill	11.6	6.0	4.4	-	-	22.0
Segment other intangibles	14.6	3.3	134.9	0.1	0.1	153.0
Additions to long-lived assets	19.1	27.9	1.9	2.2	1.1	52.2

1)	Impairment of intangibles assets amounting to €81.1 million relates to goodwill and intangibles of VDM Specialists and €7.6 million relates to goodwill of the segment Curvalue Brokerage.

The following table summarizes segment information for the year ended December 31, 2005 (excluding discontinued operations, which is presented in Note 3):

	VDM Specialists	European Trading	Holding and unallocated	Total
	(in € millions)
Revenues
Specialist activities	€67.9	€-	€-	€67.9
Proprietary trading/ market making activities	0.2	21.9	-	22.1
Commissions	21.6	0.5	-	22.1
Net interest income from stocklending activities	0.1	-	-	0.1
Total	€89.8	€22.4	€-	€112.2
Corporate costs (excluding amortization and impairment of intangible assets) (1)	€54.8	€21.3	€8.9	€85.0
Profit/(Loss) from continuing operations before amortization and impairment of intangible assets	35.0	1.1	(8.9)	27.2
Amortization and impairment of intangible assets (2)	23.5	1.8	-	25.3
Profit/ (loss) from continuing operations	11.5	(0.7)	(8.9)	1.9
Segment assets	541.0	96.6	118.1	755.7
Segment goodwill	35.2	-	-	35.2
Segment other intangibles	211.2	-	0.2	211.4
Additions to long-lived assets	2.0	0.4	0.3	2.7

1)	Corporate costs of VDM Specialists include an amount of €4.9 million in connection with provisions.

2)	Impairment of intangible assets amounting to €17.6 million relates to goodwill of VDM Specialists and €1.8 million relates to goodwill of the segment European Trading.

The following table summarizes segment information for the year ended December 31, 2004 (excluding discontinued operations, which are presented in Note 3):

	VDM Specialists	European Trading	Holding and unallocated	Total
	(in € millions)

Revenues
Specialist activities	€71.1	€-	€-	€71.1
Proprietary trading/ market making activities	1.0	22.4	-	23.4
Commissions	23.9	0.7	-	24.6
Net interest income from stocklending activities	3.6	-	-	3.6
Total	€99.6	€23.1	€-	€122.7
Corporate costs (excluding amortization and impairment of intangible assets)	€56.0	€21.3	€5.5	€82.8
Profit/(Loss) from continuing operations before amortization and impairment of intangible assets	43.6	1.8	(5.5)	39.9
Amortization and impairment of intangible assets 1)	5.9	8.2	-	14.1
Impairment of other assets	2.2	-	3.4	5.6
Profit/ (loss) from continuing operations	35.5	(6.4)	(8.9)	20.2
Segment assets	1,093.9	157.7	83.8	1,335.4
Segment goodwill	45.8	1.8	-	47.6
Segment other intangibles	187.2	-	-	187.2
Additions to long-lived assets	0.3	0.5	0.3	1.1

1)	Impairment of intangible assets amounting to €8.2 million relates to goodwill of the segment European Trading.

Enterprise-Wide Disclosures

Revenues from continuing operations attributed to the Company’s country of domicile (the Netherlands) and to the other countries in which the Company’s subsidiaries operate are as follows:

	2006	2005	2004
	(in € millions)
United States	€100.2	€89.8	€99.6
The Netherlands	29.4	6.1	10.6
Germany	16.4	9.3	7.0
United Kingdom	21.2	7.0	5.5
Other	5.3	-	-
Total revenues	€172.5	€112.2	€122.7

Long lived assets attributed to the Company’s country of domicile (the Netherlands) and to the other countries in which the Company’s subsidiaries operate are as follows :

December 31,
2006
(in € millions)

United States	€142.1
The Netherlands	34.4
Other	4.6
Total assets	€181.1

For the year ended December 31, 2005 and 2004 the Company's long lived assets of respectively € 250.6 million and € 238.9 million mainly comprised long lived assets in the United States of America.

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

Securities and trading liabilities: Fair values of trading assets, securities available for sale and trading liabilities are the amounts recognized in the Consolidated Statements of Financial Condition, which are based on market prices, where available. If quoted prices are not available, fair values are determined based on quoted market prices of comparable instruments. When and if applicable, a liquidity or block discount of restricted securities on the quoted market price is taken into account.

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

The Company has entered historically into interest rate and foreign exchange derivative contracts in connection with its balance sheet management activities, which involve the management of interest rate and foreign exchange rate risk, and trading activities. These derivative contracts involve, to varying degrees, credit risk and market risk. Market risk is the risk that a change in the level of one or more market factors, such as interest rates, indices, volatilities, correlations, or other factors will result in losses for a specified position or portfolio. Credit risk represents the loss that the Company would incur if a counterparty fails to perform its contractual obligation to the Company. In managing derivative credit risk both the current exposure, which is the replacement cost of contracts on the measurement date, as well as an estimate of the potential change in value of contracts over their remaining lives are considered. Where possible, to minimize credit risk, the Company enters into legally enforceable netting arrangements, which reduce risk by permitting the settlement and netting of transactions with the same counterparty upon occurrence of certain events. All option trading is conducted on recognized exchanges. With respect to the Company’s option trading activities, the Company’s clearing brokers, through industry clearing organizations, act as the counterparty and therefore bear the risk of delivery to and from counterparties. Derivative contracts are reported on a net-by-counterparty basis on the Company’s Consolidated Statements of Financial Condition where it is determined a legal right of setoff exists under an enforceable netting agreement.

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

The Company’s qualifying fair value hedges in 2005 and 2004 relate to interest rate swaps used to modify exposure to interest rate risk by converting fixed rate debt into a floating rate. All changes in the fair value of the derivative and changes in the fair value of the hedged item have been included in earnings consistent with the classification of the hedged transaction, in Interest expense, net. These interest rate swaps were terminated in June 2005. The fair value of interest rate swaps designated as qualifying fair value hedges, determined in accordance with the Company’s netting policy, was € nil at December 31,  2006 (December 31, 2005:  nil; December 31, 2004: €0.6 million).

(a) Market Risk

The Company's subsidiaries carry the main responsibility for managing market risk. On the NYSE, where specialist obligations require the Company to trade in any amount necessary to maintain a fair and orderly market during the trading day, the first line of responsibility for risk management is with VDM Specialists staff present on the floor of the NYSE during trading hours.

For the Company's European units, the risk control department at Van der Moolen Holding N.V., in consultation with management at these operations, sets more specific risk parameters. For these units, exposure limits are defined in terms of net individual and aggregate position sizes and also on inventory characteristics such as yield curve exposure and exposure with respect to option risk parameters, such as the exposure on price changes, and the exposure on volatility. Position data and option risk parameters are transmitted real time to the head office, where this information is monitored and analyzed by independent risk managers.

The main defense of the Company against market risk is trading discipline. The Company's equity trading units generally hold positions for a short period of time which reduces risk from adverse price movements. They attempt to minimize holding large net positions when markets close, in order to minimize the risk that news could affect prices when traders cannot react to it. Where longer-term equity exposure exists, primarily in illiquid stocks, the Company manages its exposure within predefined limits.

The Company holds bond positions longer-term. To manage the related risks, the Company limits and continuously monitors its yield curve and credit exposure. Yield curve exposure is hedged by entering into bond futures based on the duration of the inventory. However, such hedges do not eliminate risk from changes in corporate credit standing. The Company manages the risk in these positions, by monitoring the positions, or partially hedging with offsetting bond positions of the same issuer and/or duration.

In 2006, the Company's equity derivatives trading units hold on to positions on a longer term. Strict limits in both positions and option risk parameters are set by management of the entities and are being monitored continuously by the risk control department at VDM Holding. Curvalue has an obligation as primary and competitive market maker to quote all strikes and maturities in a number of asset classes at Euronext.Liffe.

In 2006, with the acquisition of Curvalue on January 2, and HIT on July 24, the Company has extended its risk management and controls to embrace all its operations. As far as Curvalue's and HIT’s principal trading activities are concerned, the risk management procedures utilized are similar to those the Company applies to its other trading activities. The Company's derivatives exposures are analyzed and the related risk monitored with similar procedures. Short-term risk exposures resulting from VDM Financial Services’ activities as a broker to third parties are analyzed separately, but with similar procedures.

Due to these acquisitions, in 2006, derivatives have become a more significant part of the Company's positions and results. As a result, the Company introduced haircut and stress testing methods to monitor market risk. Each entity also has its own risk management system which calculates the entities' risk on a real time basis.

(b) Currency Risk

The Company is affected by a number of currency-related risks:

•	the risk of currency gains or losses on monetary assets and liabilities denominated in currencies other than the functional currency of the relevant entity;
•	the effect of exchange rate fluctuations on the translation of the profit and loss accounts and balance sheets of entities for the purpose of presenting consolidated financial statements in euros; and
•	the risk arising from trading positions denominated in currencies other than the functional currency of the unit holding those trading positions.

The following considerations will continue to determine the Company's policy towards currency risk:

•	trading units will continue to hedge currency exposures acquired in the course of their normal trading activities into their functional currencies;
•	the Company will seek, where possible and economically appropriate, to mitigate the effect of currency volatility on its statement of income, as reported under International Financial Reporting Standards;
•	the Company will hedge cash inflows and outflows in various currencies to mitigate their possible translation effect on its reported liquidity position; and
•	changes in value that result from converting into the Company's presentation currency will, in principle, not be hedged.

(c) Interest rate risk

The Company uses external debt instruments for financing its operations, including the capital and liquidity requirements of exchanges. The Company’s interest risk policy is designed to match the financing instruments used to the risk profile of the underlying assets. Adjustment of this risk profile can be accomplished by the use of interest rate swaps. Until June 2005, VDM Specialists used interest rate swaps to swap the fixed interest rate exposure on its subordinated borrowings into floating rate exposure. As a result of developments in US dollar interest rates, these swaps were terminated in June 2005.

(d) Credit risk

Credit risk that could result from counterparties defaulting is limited for the Company's operations that operate on regulated exchanges, since the settlement risk is essentially transferred to recognized clearing members. Excess cash and cash equivalents are invested in short-term money market instruments. The Company minimizes the related credit risk by following strict policies governing its choice of counterparties.

(e) Liquidity Risk

Liquidity risk relates to the Company's capacity to finance security positions and the liquidity requirements of exchanges and clearing utilities. The Company's financial resources, relative to its capital employed in trading, and the liquidity of the instruments it trades, limit this risk. In addition, the Company maintains credit facilities with commercial banks. The Company forecasts cash flows on a rolling twelve-month basis. Cash flows and unrestricted cash positions are determined daily, and adjustments are made to the Company's cash flow budgets if necessary.

(f) Legal, Compliance and Operational Risk

The Company and its subsidiaries, and the securities industries in which they operate are subject to an extensive range of laws, rules and regulations in the United States and Europe that are promulgated by various governmental agencies and self-regulatory organizations. The laws, rules and regulations with which the Company and its subsidiaries must comply include those relating to financial reporting requirements, trading practices, capital structure requirements, and record retention requirements governing the conduct of the Company's directors, officers and employees. The failure or alleged failure to comply with any of the laws, rules or regulations applicable to the Company could result in censure, fine, the issuance of cease-and-desist orders or the suspension or disqualification of its directors, officers or employees, and other adverse consequences, which could have an adverse effect on its business. It could also result in the suspension or disqualification of whichever of the Company's subsidiaries commits the violation by the SEC or other relevant regulatory authority or in that subsidiary’s suspension or disqualification as a member of the securities exchange on which it operates. Most of the Company's employees are also subject to extensive compliance requirements, and in the event of non-compliance they may risk similar sanctions: in the event of such sanctions, their ability to contribute to the Company's results of operations and cash flows may be impaired. If sanctions against either the Company's subsidiaries or employees occur the Company may be unable to operate a portion of its business, which could adversely affect the Company's financial condition, results of operations and cash flows.

See Note 24 for an overview of settled and pending regulatory and litigation matters.

24.	Commitments and Contingent Liabilities

Regulatory Proceedings and Litigation

VDM Specialists USA, LLC

Specialist Trading Investigations

On March 30, 2004, we announced a settlement with the New York Stock Exchange and the SEC with respect to charges resulting from an investigation of trading practices at several specialist firms, including VDM Specialists. The settlement, which was agreed on the basis of no admission or denial, was entered into in connection with alleged violations of Section 11(b) of the Exchange Act, and rules promulgated under the Exchange Act concerning New York Stock Exchange specialist trading, including the requirement that a specialist maintain a fair and orderly market, and violations of Section 15(b)(4)(E) of the Exchange Act, including failure to supervise with respect to certain transactions in which one or more of our employees allegedly violated Section 10(b) of the Exchange Act including Rule 10b-5. Pursuant to the settlement, and without admitting or denying any wrongdoing, we announced that VDM Specialists would pay a total of $57.7 million in restitution to customers and civil penalties for certain trades that occurred during the five year period from 1999 to 2003. Of the total agreed restitution and civil penalties, $34.9 million represented restitution and $22.8 million represented civil penalties. The fine and penalties have been paid.

On April 12, 2005, seven former employees of VDM Specialists were indicted by the U.S. Department of Justice for securities fraud and conspiracy to commit securities fraud. Two of these defendants pleaded guilty to one count of securities fraud each on May 12, 2006. On July 14, 2006, two of the other indicted former employees of VDM Specialists were found guilty of one count of securities fraud each (and were acquitted on the conspiracy count and other counts of securities fraud) after a jury trail and are appealing their conviction to the United States Court of Appeals for the Second Circuit. On April 6, 2006, the government dismissed the conspiracy count against the remaining three former employees of VDM Specialists who had been indicted on April 12, 2005. Two former employees were acquitted on all remaining counts on August 1, 2006 and September 18, 2006 respectively and the government dismissed all charges against the final defendant on November 22, 2006.

The SEC and the New York Stock Exchange continue to investigate the conduct of certain present and former employees of VDM Specialists. On April 12, 2005, the SEC commenced civil proceedings against the seven former employees of VDM Specialists who were indicted by the Department of Justice, as well as another employee of VDM Specialists who was not indicted. The New York Stock Exchange has also brought charges against these former employees of VDM Specialists. These matters were stayed during the criminal trials.  The stay has been modified in part for the SEC proceedings to allow the filing of pre-

hearing motions and answers and pre-hearing disclosures to occur.  The stay of the New York Stock Exchange proceedings remains in place.

In re New York Stock Exchange Specialists Securities Litigation

In the fourth quarter of 2003, four putative class actions were filed with the U.S. District Court for the Southern District of New York against VDM Specialists and other New York Stock Exchange specialist firms. On March 11, 2004, a similar suit, which was brought by an individual plaintiff who was not purporting to represent a class, was filed in the U.S. District Court for the Southern District of New York. One of the class actions and the individual suit also name the New York Stock Exchange and Van der Moolen Holding NV as defendants. Each of these five actions was filed on behalf of plaintiffs who allege that the defendants violated U.S. federal securities law by conducting improper trading activity to the detriment of pending customer orders. The actions were filed on the grounds of the alleged trading violations that were the subject of the New York Stock Exchange and SEC investigation mentioned above.

The actions seek unspecified restitution and damages. On May 27, 2004, the U.S. District Court for the Southern District of New York entered an order consolidating the four class actions and the individual action, appointing lead plaintiffs, and directing that a consolidated amended complaint be filed within 45 days, absent an agreement by the parties concerning the preliminary schedule. The co-lead plaintiff filed an amended consolidated complaint on September 16, 2004 (In re NYSE Specialists Securities Litigation, No.03-8264 (S.D.N.Y.)). On November 16, 2004, Van der Moolen Holding NV, VDM Specialists and the other New York Stock Exchange specialist firms moved to dismiss the amended consolidated complaint. On December 15, 2005, the Court granted in part and denied in part the motion to dismiss, thereby allowing plaintiffs’ claims to go forward against Van der Moolen Holding NV, VDM Specialists and the other specialist firms.  Plaintiffs served request for the production of documents on defendants on or about February 16, 2006, and the parties have begun to produce discovery. Van der Moolen Holding NV and VDM Specialists answered the compliant on February 23, 2006.

No class has yet been certified. We believe that Van der Moolen Holding NV and VDM Specialists have substantial defenses to this litigation, although the outcome or a range of outcomes of the litigation cannot be predicted at this time. Additionally, whether a class is certified in this case or not, members of the putative class may elect to bring individual claims for damages against Van der Moolen Holding NV and VDM Specialists.  The likelihood of such litigation and its outcome or range of outcomes cannot be predicted at this time.

On June 1, 2007, a putative class action was filed with the U.S. District Court for the Southern District of New York by Sea Carriers, LP I and Sea Carriers Corporation against Van der Moolen Holding NV, VDM Specialists, other New York Stock Exchange specialists and their affiliates, eight large brokerage firms and their affiliates, and NYSE Euronext.   The plaintiffs allege that, during the period between October 17, 1998 and the date of the complaint, the defendants violated the U.S. anti-trust and federal securities laws by misrepresenting the market for execution services and costs of execution of trades on the New York Stock Exchange, manipulating trading on the New York Stock Exchange, and colluding to raise, fix and maintain at anti-competitive levels the costs of executions services on the New York Stock Exchange, all with respect to market orders sent to the New York Stock Exchange floor by means of the Exchange’s  SuperDOT system.  We have not yet been served in this action, which seeks unspecified monetary damages, equitable relief, attorneys’ fees, costs and expenses, pre-judgment interest, and treble damages for any violations of anti-trust laws.

In re Van der Moolen Holding N.V. Securities Litigation

On October 20, 2003, a plaintiff, who purported to represent holders of our ADRs, filed a class action on their behalf in the U.S. District Court for the Southern District of New York against Van der Moolen

Holding NV, and the members of our Executive Board during the relevant period. The plaintiff alleged that defendants violated U.S. federal securities law by failing to disclose the alleged trading activity at issue in the NYSE Specialists litigation, the New York Stock Exchange and SEC investigations into NYSE specialist trading activity.

On April 14, 2004, the Court entered an order designating co-lead plaintiffs. On July 9, 2004, co-lead plaintiffs filed an amended complaint seeking unspecified damages. On September 14, 2004, co-lead plaintiffs filed a Second Amended and Consolidated Class Action Complaint (In re Van der Moolen Holding NV Securities Litigation, No. 03-8284 (S.D.N.Y.)), also naming VDM Specialists as a defendant. On November 22, 2004, Van der Moolen Holding NV, VDM Specialists and the individual defendants moved to dismiss the complaint.

On December 15, 2005, the Court granted in part and denied in part defendants’ motion to dismiss, thereby allowing plaintiff's claims to go forward. Van der Moolen Holding NV, VDM Specialists and the individual defendants answered the complaint on February 17, 2006.

On October 13, 2006 the Court signed a Stipulation of Settlement pursuant to which Van der Moolen Holding NV and its liability insurer agreed to pay $8.0 million to the proposed class of ADR holders. On November 29, 2006, the co-lead plaintiffs moved to the Court for final approval of the Settlement Plan of Allocation and Net Settlement Fund. The Court granted that motion and entered a final judgment and order dismissing the action with prejudice on December 7, 2006.

Other

On February 22, 2005, the New York Stock Exchange advised VDM Specialists that it is conducting an investigation into the possibility that (i) employees of VDM Specialists submitted or caused to be submitted, misleading or inaccurate Floor Official approvals during the period from September 2002 through August 2003, and (ii) VDM Specialists and/or certain supervisory employees may have failed to discharge their responsibility in supervising the firm’s floor employees. This investigation has been settled with VDM Specialists agreeing to pay a fine of $50,000, which amount was included in the provision at December 31, 2006.

VDM Specialists has also settled certain other investigations and reviews by the New York Stock Exchange including whether employees of VDM Specialists and other specialist firms engaged in trading outside the quote and whether employees of VDM Specialists inadvertently failed to display in a timely way customer limit orders, with VDM Specialists agreeing to pay fines of $400,000 and $53,000, which amounts were included in the provision on December 31, 2006.

On October 24, 2006, VDM Specialists was served with an amended complaint in an antitrust class action brought in U.S. District Court for the Southern District of New York against numerous financial institutions involving stock lending price fixing allegations. On March 15, 2007, a motion to dismiss by all defendants was filed. The plaintiffs' opposition is due June 15, 2007, and the defendants' reply is due July 16, 2007. The Company has not answered the Complaint. No class has yet been certified. We believe that defendants have substantial defenses to this litigation, although the outcome or a range of outcomes of the litigation cannot be predicted at this time.

In May 2007, three former members of VDM Specialists commenced arbitration against eight members of the management committee of VDM Specialists.  The statement of claim in the arbitration alleges a failure by the members of the management committee to disclose to the minority members an alleged offer by Van der Moolen Holding NV to purchase the membership interests of the minority members.  The claim seeks damages of $630,000 plus the diminution of the members’ capital accounts during January 2007, interest, attorneys’ fees, costs, and other unspecified relief.  We believe that we have substantial defenses to this litigation although the outcome or a range of outcomes of the litigation cannot be predicted at this time.

Legal fees

In 2006, VDM Specialists incurred €2.9 million in legal fees in relation to regulatory proceedings and litigation (2005: €5.7 million). Pursuant to Section 5.5 of its operating agreement with minority members, VDM Specialists is required to advance funds for actual litigation expenses incurred by various present and former members in connection with these litigation and regulatory inquiries. All such advances have been included in the aforementioned amount and are recognized as expenses in the Consolidated Income Statement. In 2006, an amount of approximately €2.6 million was recognized (2005: €4.6 million).

Stock Lending

In late 2004, the New York Stock Exchange requested documents and interviews with certain employees of VDM Specialists’ stock lending department. On January 14, 2005, VDM Specialists terminated two senior members of its stock lending department for violations of the firm’s policies and their terms of employment. On February 11, 2005, we disclosed that the New York Stock Exchange was conducting an inquiry into broker-dealer stock lending practices, focusing on transactions involving finders, including transactions carried out by VDM Specialists’ stock lending department. Also on February 11, 2005, based on the existence of this New York Stock Exchange inquiry and the results of VDM Specialists’ own internal inquiry, Van der Moolen Holding NV announced that VDM Specialists was closing its stock lending business. Until the closing of the stock lending business, the stock lending activities of VDM Specialists contributed less than €0.1 million to 2005 net income.

At the time when VDM Specialists closed its stock lending business, New York Stock Exchange rules did not expressly bar the payment of reasonable fees to legitimate finders of securities in connection with a member firm’s stock lending activity, although certain broker-dealers had adopted policies prohibiting such payments. On July 10, 2006, VDM Specialists reached a settlement with the NYSE concerning its investigation of its stock lending department, pursuant to which VDM Specialists consented to the imposition of a penalty of censure and a fine of $3.5 million.

The SEC has requested documents from VDM Specialists with respect to its former stock lending department and we have supplied these documents.

U.S. Option Business

Cohen, Duffy, McGowan & Co, LLC has been informed by the American Stock Exchange's Market Regulation Department that the Exchange's Enforcement Division has initiated an investigation that may result in disciplinary actions. The investigation is focused on charges of possible violations of American Stock Exchange Rule 156(b) and Article V, Section 4(h), combined with possible violations of the exchange's limit order display rule during the period between June 3, 2002 and May 30, 2003. Further, on February 25, 2004, the American Stock Exchange Enforcement Division started an investigation in relation to alleged violations of the firm quote rule (American Stock Exchange Rule 958A).

In addition, the Department of Market Regulation of the Chicago Board Options Exchange requested written information from Van der Moolen Options USA, LLC relating to compliance with the Chicago Board Options Exchange’s firm quote rule. On January 28, 2004, the SEC requested data from all U.S. option exchanges, including all those on which our option units acted as specialists or in a similar capacity, regarding the functioning and trading practices of specialists on those exchanges. It is possible that these requests have been lodged in advance of additional investigations into trading practices by the Chicago Board Options Exchange or the SEC.

On May 11, 2004, the SEC requested financial information and information in respect of the compliance procedures of Cohen, Duffy, McGowan & Co, LLC. Cohen, Duffy, McGowan & Co, LLC was closed in December 2003 and we disposed of Van der Moolen Options USA, LLC in December 2004.

On February 11, 2005, the Chicago Board Options Exchange sent a notice informing Van der Moolen Options USA, LLC that it had initiated an inquiry to determine whether Van der Moolen Options USA, LLC, in its capacity as Designated Primary Market-Maker on the Chicago Board Options Exchange or through its designee members, interpositioned or traded its principal account ahead of orders Van der Moolen Options USA, LLC represented as agent during the period from at least January 1999 through December 2004 in violation of Chicago Board Options Exchange or SEC rules. The outcome of this investigation cannot be predicted at this time.

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

Last Atlantis Capital et al. vs Chicago Board Options Exchange et al.

On January 20, 2004, five entities who allege that they are purchasers and sellers of options commenced an action in the U.S. District Court for the Northern District of Illinois against four national securities exchanges (the American Stock Exchange, the Chicago Board Options Exchange, the Philadelphia Stock Exchange and the Pacific Stock Exchange) and 35 securities dealers who made markets in options, including Cohen, Duffy, McGowan & Co, LLC and Van der Moolen Options USA, LLC, as well as Van der Moolen Holding NV. Plaintiffs allege that our subsidiaries conspired with other defendants by allegedly failing to execute orders, canceling orders and refusing to cancel orders for the purchase and sale of options. Plaintiffs allege violations of federal antitrust laws (Sections 1 of the Sherman Act and 4 and 16 of the Clayton Act), and securities laws (Section 10(b) of the Exchange Act and rule 10b-5 thereunder), breach of contract, common law fraud, breach of fiduciary duty, violations of an Illinois consumer fraud and deceptive business practices statute and tortuous interference with business. Injunctive relief and damages (including punitive damages) in an unspecified amount are sought. Cohen, Duffy, McGowan & Co, LLC, Van der Moolen Options USA, LLC and Van der Moolen Holding NV were never served with the process in this action, and although named in the caption of the Complaint, there are no specific allegations in the complaint against either Van der Moolen Holding N.V. or Van der Moolen Options USA, LLC. Motions to dismiss were filed with the Court on June 14, 2004. On March 30, 2005 the court granted the motion to dismiss. On May 9, 2005, the court denied the plaintiffs' motion for reconsideration except with respect to the federal securities count as to which the court gave plaintiffs leave to replead with particularity. Plaintiffs subsequently filed an amended complaint. Plaintiffs also filed virtually identical complaints before two judges on behalf of three additional plaintiffs. The two actions were reassigned to the judge hearing the first action and, on November 7, 2005, plaintiffs filed a Consolidated Complaint. Defendants moved to dismiss on January 6, 2006.

On September 15, 2006, the District Court granted the motions to dismiss with prejudice. Plaintiffs again moved for reconsideration and sought leave to file a proposed amended complaint. On March 22, 2007, the District Court granted the Motion for Reconsideration in part, allowing Plaintiffs to file their proposed amended complaint against all the defendants except the securities exchanges. Plaintiffs filed an  Amended Consolidated Complaint on April 5, 2007. The Amended Consolidated Complaint names as defendants 34 securities dealers and affiliates, including Van der Moolen Holding NV, Van der Moolen Options USA, LLC, Cohen Duffy McGowan, LLC and Cohen Duffy McGowan & Company, LLC.  On May 25, the Van der Moolen and Cohen Duffy McGowan entities filed a motion to dismiss the Amended Consolidated Complaint.  On May 31, 2007, the District Court granted the motion to dismiss and dismissed the Amended Consolidated Complaint against the Van der Moolen and Cohen Duffy McGowan entities with prejudice.  Because the case is still pending against 30 other defendants, the order of dismissal is not yet final or appealable.

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

Credit facilities

On December 31, 2006, the Group had committed credit facilities in the amount of €15 million that mature in December 2007. On December 31, 2006, no amounts were drawn under these facilities. In 2006, the Company paid €0.2 million (2005: €0.2 million; 2004: €0.1 million) commitment fee in relation to this credit facility.

Other commitments and contingencies

Van der Moolen Holding N.V. has no longer any guarantees issued to third parties in relation to VDM Specialists (2005:  €2.3 million; 2004: €3.4 million). These guarantees were issued in relation to loans granted to LOC, LLC, an entity owned by (former) partners and an employee of VDM Specialists, in order to enable them to acquire seats on the New York Stock Exchange. This guarantee was cancelled upon the full repayment of the loan in May 2006.

Van der Moolen Holding N.V. has issued a guarantee to third parties for a total amount of €1.0 million in relation to a credit facility of Stichting Van der Moolen Holding. No amounts were drawn under this facility on December 31, 2006 (2005: nil).

Van der Moolen Holding N.V. is liable for debts arising from the legal activities of its 100%-owned direct and indirect subsidiaries, with the exception of the companies established outside the Netherlands.

VDM Specialists has issued so-called 325(e) guarantees to the New York Stock Exchange in the total amount of € 3.8 million (2005: € 4.4 million).

In the ordinary course of its business, the Company indemnifies certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. In addition, the Company is a member of payment, clearing and settlement networks as well as securities exchanges that may require the Company to meet the obligations of such networks and exchanges in the event of member defaults. The Company is unable to develop an estimate of the maximum payout under these guarantees and indemnifications. However, management believes that it is unlikely the Company will have to make material payments under these arrangements, and no liabilities related to these guarantees and indemnifications have been recognized in the Consolidated Statement of Financial Condition as of December 31, 2006.

The Company and its subsidiaries have obligations under operating leases with initial non-cancelable terms in excess of one year. Minimum rental commitments under non-cancelable leases for 2006 and the succeeding four years and thereafter are as follows:

Year	(in € millions)
2007	€1.1
2008	1.1
2009	1.0
2010	0.8
2011	0.4
Later years	-
Total minimum lease payments	€4.4

Certain leases contain renewal options and escalation clauses. Rental expense for the year ended December 31, 2006 from continuing operations amounted to € 2.7 million (2005: €1.3 million 2004: €1.3 million; 2003: €1.2 million).

25.	Net Capital Requirements

VDM Specialists and VDM Trading are subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which specifies minimum net capital requirements. At December 31, 2006 VDM Specialists’ net capital, as defined in SEC Rule 15c3-1, was € 163.5 million, which was € 163.3 million in excess of its net capital requirement of € 0.2 million. At December 31, 2006 VDM Trading's net capital, as defined in SEC rule 15c3-1 was € 2.5 million, which was € 2.3 million in excess of its net capital requirement of € 0.2 million.

The Company is also subject to capital requirements with respect to its subsidiaries in the Netherlands. The net capital as defined by the “Wet Toezicht Effectenveskeer 1995”, on December 31, 2006 for Van der Moolen Obligaties is € 6.9 million which is € 6.2 million above its capital requirement of  € 0.73 million. The net capital as defined by the  “Wet Toezicht Effectenverkeer 1995” on December 31, 2006 for Van der Moolen Financial Services is € 1.3 million which is  € 1.2 million above its capital requirement of € 0.05 million.  The net capital requirement at December 31, 2006, for Van der Moolen Effecten Specialist is €0.73 million in The Netherlands and € 6.2 million in Switzerland for the Swiss branch. The net capital of Van der Moolen Effecten Specialist, as defined by the “Wet Toezicht Effectenverkeer 1995” was €10.8 million on December 31, 2006. The net capital requirement for Van der Moolen Financial Services SAS was € 0.1 million on December 31, 2006.  For Curvalue II  and Curvalue III the capital requirements were each € 0.05 million on December 31, 2006.

26.	Net Liquid Asset Requirements

VDM Specialists is subject to New York Stock Exchange Rule 104.21, which specifies minimum net liquid asset requirements. As of December 31, 2006, VDM Specialists’ minimum net liquid asset requirement was €103.0 million and its actual net liquid assets were € 172.3 million. In order to meet its net liquid asset requirement, VDM Specialists holds substantial cash balances which are included in Cash and cash equivalents in the Consolidated Statement of Financial Condition.

27.	Subsequent events

Reduction of workforce
 In January 2007, the Group announced the implementation of an immediate reduction of approximately 30% of its workforce of VDM Specialists. This action is a response to the NYSE completion of the move of all listed securities to its Hybrid market system. This staff reduction resulted in a one-time charge for severance costs of €1.0 million.

Repurchase of financing preferred shares
In February 2007, the Group announced that it had agreed with Ducatus to repurchase 251.000 cumulative preference shares of Van der Moolen Holding NV for a total of €10.4 million. On the repurchase date the dividend 2006 and 2007 (partial) was paid with an effective dividend rate of 6.53%.
The repurchase was approved by the Annual General Meeting of Shareholders held on 26 April 2007.

Repayment of subordinated borrowings
In 2007 VDM Specialists repaid an amount of €15.6 million ($20.7 million) including interest on the 7.11% $40 million senior subordinated note. This repayment includes an amount of €7.6 million ($10 million) relating to the principal amount which was due March 1, 2008.

Interest VDM Specialists
During the second quarter of 2007, the Company has increased its interest in VDM Specialists from 75% to 84.4%, as a result of reductions in staff and a reallocation of the interests in VDM Specialists between the Company and the minority partners.

Furthermore, the Company entered into an option agreement with the minority partners in VDM Specialists to acquire the remaining 15.6% interest.  The option agreement gives the Company the right to purchase the 15.6% interest from the minority partners in VDM Specialists for an amount of $8.3 million on or before June 30, 2009.  The option agreement also gives the minority partners the right to sell their 15.6% interest in VDM Specialists to the Company at June 30, 2009 for an amount of $8.3 million.

As a result of the option agreement 100% of the results of VDM Specialists are included in the results of the Company as from April 1, 2007.

Allocation of VDM Chicago Holdings LLC to CBONP, LLC
 In 2007, a fifty percent (50%) limited liability company ownership interest in VDM Chicago Holdings LLC , a New York-incorporated limited liability company, was allocated to CBONP, LLC. VDM Chicago  Holdings LLC has a 100% interest in VDM Capital Markets ,LLC and VDM Chicago LLC. VDM Chicago LLC. has a 20% investment in CBOE Stock Exchange LLC , a Delaware limited liability Company.

Regulatory proceedings and litigation
For an overview of recent developments in regulatory proceedings and litigation reference is made to Note 24 "Commitments and Contingent Liabilities under, "Regulatory proceedings and litigation".

28.	Parent Only Financial Information

This note presents Schedule I information for the parent company only, using the equity method of accounting for consolidated subsidiaries. Parent only financial information is required if the restricted net assets (as defined in Rule 4-08(e) of Regulation S-X) of consolidated subsidiaries exceed 25% of total consolidated net assets. The restricted net assets of VDM Specialists exceed this percentage as a result of the net liquid asset requirement described in Note 26. The restricted net assets of VDM Specialists amount to €103 million at December 31, 2006, being 34.1 % of consolidated net assets. There is no further specific restriction on the capacity of VDM Specialists to make profit distributions. The distribution of dividends by Van der Moolen Holding N.V., the parent company, out of retained earnings is restricted by Dutch Law. At December 31, 2006, freely distributable retained earnings amounted to nil, taking into account the unappropriated loss for the year 2006 of € 78.7 million

Unless otherwise described in this note, reference should be made to the Notes to the Consolidated Financial Statements for details of the accounting principles adopted in these Parent Only Financial Statements.

Van der Moolen Holding N.V. Parent Only Statements of Financial Condition

	As of December 31,
	2006	2005
	(in € millions, except per share data)
ASSETS
Cash and cash equivalents	€14.3	€45.9
Receivable from Group companies	2.3	0.7
Loans receivable from Group companies	43.9	54.2
Loans receivable	-	5.0
Deferred tax assets (net)	3.2	-
Property and equipment, net	0.5	0.7
Other intangible assets	17.8	0.2
Investments in subsidiaries using the equity method	263.0	355.4
Other assets	5.2	11.8
Total assets	€350.2	€473.9

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Short-term borrowings	38.9	94.4
Payable to Group companies	0.9	1.4
Current income tax liabilities	1.0	1.7
Accounts payable, accrued expenses, and other liabilities	6.3	6.3
Deferred tax liabilities, net	-	0.6
Notes payable	1.4	1.7
Subordinated borrowings:
Subordinated notes	-	-
Total liabilities	€48.5	€106.1
Shareholders’ equity:
Financing Preferred A shares, €0.60 par value, authorized 1,200,000 shares, issued and outstanding 251,000 shares	0.1	0.1
Financing Preferred B shares, €0.60 par value, authorized 1,200,000 shares, issued and outstanding 391,304 shares	0.3	0.3
Common shares, €0.08 par value, authorized 54,000,000 shares, issued and outstanding 39,445,477 and 38,419,282 shares, respectively	3.5	3.1
Treasury stock, 102,182 common shares	(2.4)	(2.4)
Additional paid-in capital	322.3	282.6
Retained earnings	86.9	160.1
Accumulated other comprehensive income	(109.0)	(76.0)
Total shareholders’ equity	€301.7	€367.8
Total liabilities and shareholders’ equity	€350.2	€473.9

The maturities of short-term borrowings, payable to Group companies and notes payable is as follows:

	Short-term borrowings	Payable to Group companies	Notes Payable	Total
	(in € millions)
2007	38.9	0.9	0.4	40.2
2008	-	-	0.3	0.3
2009	-	-	0.3	0.3
2010	-	-	0.4	0.4
Total	38.9	0.9	1.4	41.2

Short-term borrowings consist of bank overdrafts. For these balances a cash pooling arrangement exist that includes bank deposits and cash at bank of Van der Moolen Holding N.V. and its subsidiaries of in total € 47.6 million.

See Note 24 for disclosure of the parent company’s commitments and contingent liabilities.

Cash dividends paid to the parent by consolidated subsidiaries were €36.7 million, €52.0 million, and €61.3 million during the years ended December 31, 2006, 2005 and 2004, respectively.

Van der Moolen Holding N.V. Parent Only Statements of Income

	Year Ended December 31,
	2006	2005	2004
	(in € millions)
Revenues	€-	€-	€-
Expenses:
Employee compensation and benefits	4.0	2.7	2.3
Information and communication	0.3	-	0.3
General and administrative expenses	9.8	5.1	2.0
Impairment charge	7.6	-	-
Depreciation and amortization	0.4	0.4	0.4
Recharged expenses	(2.1)	(2.0)	(2.6)
Total expenses	€20.0	€6.2	€2.4
Loss from operations	€(20.0)	€(6.2)	€(2.4)

Gain on disposal of long-term investments and associates	-	-	-
Interest expense, net	2.3	(1.3)	(2.2)
Other income/(expense)	(6.0)	8.8	(4.1)
Income/(loss) from continuing operations before income taxes	€(23.7)	€1.3	€(8.7)
Provision for income taxes	2.8	2.6	6.9
Loss from Group companies after income taxes using the equity method	(42.3)	(7.0)	(7.2)
Net loss	€(63.2)	€(3.1)	€(9.0)

Financing preferred shares dividends	(4.1)	(2.9)	(2.9)
Net loss attributable to common shareholders	€(67.3)	€(6.0)	€(11.9)

Van der Moolen Holding N.V. Parent Only Statements of Cash Flow

	Year Ended December 31,
	2006	2005	2004
	(in € millions)
Cash flows from operating activities:
Net loss	€(63.2)	€(3.1)	€(9.0)
Adjustments of non-cash items to reconcile net (loss) income to net cash used in operating activities:
Loss from Group companies using the equity method	42.3	7.0	7.2
Depreciation and amortization	0.4	0.4	0.4
Release of provision on loan receivable	-	-	(2.4)
Impairment charge	7.6	-	-
Deferred tax (benefit) expense, net and non-cash tax effects	(2.9)	(2.1)	(4.5)
Compensation expense related to stock-based compensation	0.5	0.1	0.3
Pensions and other long-term benefit plans	0.5	(0.6)	(0.3)
Distributions as included in Other income	(0.5)	(1.1)	-
Foreign currency result, net	6.7	(7.6)	4.0
Change in assets and liabilities net of effects from purchase or sale of subsidiaries:
Receivable from Group companies	(1.6)	3.0	0.5
Other assets	2.1	(0.4)	6.4
Payable to Group companies	(0.5)	(0.3)	9.7
Accounts payable, accrued expenses and other liabilities	0.2	1.5	(2.2)
Net cash (used in) provided by operating activities	€(8.4)	€(3.2)	€10.1

Cash flows from investing activities:
Purchase of property and equipment, net	(0.2)	(0.2)	(0.2)
Purchase of intangible assets	(25.3)	(0.2)	-
Investments in Group companies	(19.5)	-	(17.9)
Dividends/distributions received from Group companies	36.7	52.0	61.3
Capital repayment by Group companies	-	1.1	-
Distributions by and disposals of investments, net	-	1.1	-
Loans granted to Group companies	5.1	(51.3)	-
Loans granted	5.0	(5.0)	-
Settlement litigation	0.5	-	-
Repayment on loans receivable	-	-	14.3
Net cash provided by (used in) investing activities	€2.3	€(2.5)	€57.5

Cash flows from financing activities:
Net increase/(decrease) in short-term borrowings	(54.6)	48.0	(53.9)
Payments of notes payable, net	(0.4)	(0.3)	(4.9)
Payments of subordinated notes	-	(3.6)	(3.2)
Sale/ (purchase) of treasury shares	-	-	5.6
Proceeds from the issuance of common stock	36.8
Dividend paid	(6.4)	(6.1)	(2.9)
Net cash provided by (used in) financing activities	€(24.6)	€38.0	€(59.3)
Effects of exchange rate differences	(0.9)	1.3	0.8
Net change in cash and cash equivalents	€(31.6)	€33.6	€9.1
Cash and cash equivalents at beginning of the year	45.9	12.3	3.2
Cash and cash equivalents at end of the year	€14.3	€45.9	€12.3

Supplemental information:
Cash paid for
Interest	€2.9	€1.7	€2.6
Income taxes	€0.7	€0.5	€-