Form 20-F
period 2007-12-31
VAN DER MOOLEN HOLDING NV
filed 2008-06-30
CIK 1072245

As filed with the Securities and Exchange Commission on June 30, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ___________________________

For the transition period from ________________ to ________________

Commission file number:  1-16731

Van der Moolen Holding N.V.
(Exact name of registrant as specified in its charter)

The Netherlands
(Jurisdiction of incorporation or organization)

Keizersgracht 307, 1016 ED Amsterdam
The Netherlands
(31) 20 535 6789
(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common shares of €0.08 each	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The number of outstanding shares of each of the registrant’s classes of capital or common stock as of December 31, 2007, the close of the period covered by the annual report:

45,504,926 common shares

391,304 financing preferred B shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐  Yes        ☒   No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐  Yes        ☒   No

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

☐  Yes        ☒   No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

☐  Large accelerated filer      ☒  Accelerated filer      ☐  Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17     ☒  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes        ☒   No

i

ii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

We prepare our financial statements on a consolidated basis in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). U.S. GAAP-based selected consolidated financial information as of and for the years ended December 31, 2007, 2006, 2005, 2004 and 2003, and our consolidated financial statements and the notes thereto as of and for the years ended December 31, 2007, 2006 and 2005, are set forth elsewhere in this annual report. All of the financial information presented in this annual report has been prepared in accordance with U.S. GAAP, unless specifically noted otherwise.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of, and which have been made pursuant to, the Private Securities Litigation Reform Act of 1995. All statements regarding our future financial condition, results of operations and business strategy, plans and objectives are forward-looking. Statements containing the words “anticipate,” “believe,” “intend,” “estimate,” “expect,” “hope” and words of similar meaning are forward-looking. In particular, the following are forward-looking in nature:

•	Statements with regard to strategy and management objectives;

•	Pending or potential corporate actions;

•	Pending or potential litigation and government investigations, including litigation and investigations concerning specialist trading and other activities in the United States;

•	Future revenue sources;

•	The effects of changes or prospective changes in the regulation or structure of the securities exchange on which our subsidiaries operate; and

•	Trends in results, performance, achievements or conditions in the markets in which we operate.

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

Item 3. KEY INFORMATION

(A) Selected Consolidated Financial Data

You should read the following selected U.S. GAAP historical financial data in conjunction with “Item 5. Operating and Financial Review and Prospects,” as well as our consolidated financial statements and the notes thereto, which we have included elsewhere in this annual report. We refer herein to our consolidated financial statements and the notes thereto as our consolidated financial statements. Our consolidated financial statements have been audited by Ernst & Young Accountants, independent auditors for the years 2007 and 2006 and by PricewaterhouseCoopers Accountants N.V., independent auditors for the year 2005. The profit and loss data contained in our consolidated financial statements for the years ended December 31, 2006, 2005, 2004 and 2003 have been adjusted in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” (“SFAS No. 144”) to reflect the effect of discontinued operations. See Note 2 to our consolidated financial statements for further information relating to SFAS 144. Further, in 2004, we have restated prior years’ total assets and total liabilities as a result of the correction of an error in the presentation of cash and cash equivalents and bank overdrafts (shown in short-term borrowings). As a consequence, total assets and total liabilities as of December 31, 2003 have been increased. Further details of this restatement are included in footnote 8 to the financial information presented hereafter.

	2007	2006(13)	2005(13)	2004(13)	2003(13)
	(in € millions)
Consolidated Profit and Loss Account
Data:
Revenues:
Specialist activities	—	0.1	—	—	—
Proprietary trading/market making activities	90.8	50.4	13.7	15.3	15.8
Commission income	20.3	14.4	—	—	—
Net income from New York Stock Exchange transaction	(0.2)	21.8	—	—	—
Net interest income from stock lending activities	—	—	—	—	—
Total revenues	110.9	86.7	13.7	15.3	15.8
Expenses:
Exchange, clearing and brokerage fees	32.1	26.8	7.2	9.2	8.2
Employee compensation and benefits	49.1	23.7	7.2	6.1	12.1
Lease of exchange memberships	0.3	0.3	(0.3)	(0.8)	—
Information and communication expenses	7.3	4.3	1.2	1.3	1.4
General and administrative expenses	17.4	16.1	7.4	7.6	3.5
Depreciation and amortization	4.9	4.1	0.7	0.6	1.0
Provision for New York Stock Exchange/Securities and Exchange Commission investigation	—	—	—	—	—
Impairment of goodwill	0.3	7.6	1.1	—	—
Impairment of other assets	0.6	—	—	—	—
Total expenses	112.0	82.9	24.5	24.0	26.2
Income/(loss) from continuing operations	(1.1)	3.8	(10.8)	(8.7)	(10.4)
Gain on disposal of long-term investments and associates	—	—	—	—	9.8

	2007	2006(13)	2005(13)	2004(13)	2003(13)
	(in € millions)
Interest income/(expense), net	4.5	8.4	6.7	(6.2)	(1.9)
Interest expense, capital subject to mandatory redemption, net(1)	—	—	—	—	—
Other gains and losses, net	(2.8)	(0.9)	(4.0)	1.4	6.0
(Loss)/ income from continuing operations before income taxes(3)	0.6	11.3	(8.1)	1.1	3.5
Provision for income taxes(2)	(2.5)	(5.7)	7.7	6.9	3.5
Minority interest(1)	0.8	0.3	(0.2)	2.8	—
Net (loss)/ income from continuing operations	(1.1)	5.9	(0.6)	8.6	7.0
Net loss from discontinued operations(3)	(274.6)	(69.1)	(2.5)	(17.6)	(65.6)
Net (loss)	(275.7)	(63.2)	(3.1)	(9.0)	(58.6)

	2007	2006(13)	2005(13)	2004(13)	2003(13)
	(in €, except share data)
Common Share Data:*
Weighted average number of common shares outstanding (5)	46,680,891	45,352,290	39,031,219	38,078,411	37,797,329
Common shares outstanding, year-end(4)	45,504,926	43,583,962	39,343,295	38,317,100	37,537,100
Basic (loss)/earnings per share(5)	(5.99)	(1.48)	(0.15)	(0.31)	(1.55)
Diluted (loss)/earnings per share(6)	(5.99)	(1.45)	(0.15)	(0.31)	(1.55)
Basic (loss)/earnings per share from continuing operations	(0.10)	0.04	(0.09)	0.15	(0.19)
Diluted (loss)/earnings per share from continuing operations	(0.10)	0.04	(0.09)	0.15	(0.19)
Basic loss per share from discontinued operations	(5.88)	(1.52)	(0.06)	(0.46)	(1.74)
Diluted loss per share from discontinued operations	(5.88)	(1.49)	(0.06)	(0.46)	(1.74)
Dividend per share(7)	—	—	0.13	0.22	—

* Certain amounts will not total due to roundings

	As of the year ended December 31,
	2007	2006	2005	2004	2003, as restated (8/9)
	(in € millions)
Consolidated Balance Sheet Data:
Total assets	722.1	904.9	755.7	1,337.2	2,897.4
Goodwill	20.0	22.0	35.2	47.6	59.4
Other intangible assets	16.8	153.0	211.4	187.2	208.1
Notes payable	1.0	1.4	4.0	5.4	6.9
Subordinated notes	46.9	97.5	135.2	133.2	149.0
Total shareholders’ equity	118.7	301.7	367.8	330.4	348.1

	As of and for the year ended December 31,
	2007	2006(3)	2005(3)	2004(3)	2003(3)
Other Financial and Operating Data:
Pre-tax return on equity(10)	(130.6)%	(19.8)%	(2.9)%	(4.3)%	(24.1)%
Percent of revenues(11)
Specialist activities	—	0.0%	—	—	—
Commission income	18.3%	16.7%	—	—	—
Proprietary trading/market making activities	81.9%	58.2%	100.0%	100.0%	100.0%
Net income from New York Stock Exchange shares	(0.2)%	25.1%	—	—	—
Net interest income from stock lending activities—VDM Specialists	—	—	—	—	—

	As of and for the year ended December 31,
	2007	2006	2005	2004	2003
Number of common stock listings(12)	—	402	385	387	383

(1)
We adopted SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” as from January 1, 2003 and as of that date minority interest is presented as capital subject to mandatory redemption in the Consolidated Statement of Financial Condition. On December 1, 2004, Van der Moolen Specialists USA, LLC (“VDM Specialists”) amended its operating agreement and based on a review of the terms of the amended operating agreement we determined that the minority members’ capital was not redeemable upon an event certain to occur and consequently that the characteristics of these financial instruments conform to those of equity instruments. Consequently, as from December 1, 2004, the minority members’ capital of VDM Specialists is classified as minority interest. In 2003 and for the period January 1, 2004— December 1, 2004, all income distributable to our minority members is recorded as interest expense and any net loss as a reduction of interest expense. For 2007, 2006, 2005 and for the period December 1, 2004— December 31, 2004, all income distributable to VDM Specialists’ minority members, including interest on minority members’ capital contributions, is presented as Minority interest in the Consolidated Statement of Income. Prior year amounts have not been reclassified.

(2)	Unincorporated business tax expenses are included within provision for income taxes.

(3)
Discontinued operations comprise Cohen, Duffy, McGowan, LLC, Kenny & Co., Van der Moolen Opties Amsterdam B.V., Van der Moolen UK, Ltd, Van der Moolen Options USA, LLC, VDM Specialists USA, LLC, Van der Moolen Securities Ltd, VDM Gibraltar Ltd and VDM Obligaties B.V.

(4)	Excluding treasury stock.

(5)	Calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding. See Note 21 to our consolidated financial statements.

(6)
Calculated in the same manner as basic earnings per common share and reflects the dilutive effect of the common shares deliverable pursuant to stock options and warrants, only calculated when this dilution does not have an anti dilutive impact.  See Note 21 to our consolidated financial statements. For 2006, the contingent shares issuable in connection with the acquisition of Curvalue Beheer B.V. and its subsidiaries (“Curvalue” or the “Curvalue group”) are taken into account.

(7)
Common share alternatives to cash dividend were available for each year that a dividend on common shares was paid. Dividend per share is calculated by using the number of common shares outstanding (excluding treasury stock) at ex-dividend date. The common shares that were issued on January 2, 2006 in respect of the Curvalue acquisition were eligible for the dividend declared in respect of the year ended December 31, 2005, but are not included in the number of common shares outstanding in 2005.

(8)
Total assets and total liabilities at December 31, 2003 have been increased by €134.7 million, as a result of the correction of an error in the presentation of cash and cash equivalents and bank overdrafts (shown in short-term borrowings) in prior years. Cash and cash equivalents and bank overdrafts are recognized on a gross basis where there is no legally enforceable right to offset the recognized amounts and there is no intention to settle on a net basis. The Company is a party to a cash pooling agreement with one of its bankers, in accordance with which the Company earns or incurs interest on the net balance. However, the Company has no legal right to offset balances under this pooling agreement. Previously, the Company presented cash and cash equivalents and bank overdrafts that were subject to this pooling agreement on a net basis.

(9)	As of December 31, 2003, positions in American Depositary Shares and shares arising from arbitrage activities are reflected gross in the balance sheet.

(10)	Pre-tax return on equity is calculated by dividing income before income taxes after minority interests (including from discontinued operations) by the average shareholders’ equity.

(11)	Revenues as a percentage of total revenues from continuing operations.

(12)	Represents the number of common stock issues on the New York Stock Exchange for which VDM Specialists acts as the specialist.

(13)	Figures adjusted for operations discontinued in 2007.

Exchange Rate Information

Unless otherwise stated, we present all of the financial information in this annual report in euros. The majority of our revenues and expenses are denominated in euros. In addition, a certain portion of our revenues and expenses are denominated in currencies other than the euro, in particular U.S. dollar, British Pound and Swiss Francs. To the extent the euro appreciates relative to the dollar or other non-euro-linked currencies in which our subsidiaries report, our revenues will be adversely affected.

The following tables present information concerning the exchange rate of dollars to euro. Amounts are expressed in dollars per €1.00 during the relevant period. These amounts are indicative only and are not necessarily the same rates at which we translated dollars into euro during any of the financial periods discussed in this annual report.

For the year ended December 31,	Rate at period end	Average(1)	High	Low
2003	1.2595	1.1419	1.2647	1.0336
2004	1.3554	1.2494	1.3666	1.1761
2005	1.1849	1.2386	1.3465	1.1670
2006	1.3199	1.2563	1.3367	1.1802
2007	1.4590	1.3709	1.4873	1.2892
2008 through June 20, 2008	1.5606	1.5294	1.5992	1.4455

Source: Bloomberg.

(1)	Calculated by using the average of the exchange rates on the last day of each month during the relevant period.

For the month ended	Rate at period end	High	Low
December 31, 2007	1.4590	1.4759	1.4330
January 31, 2008	1.4861	1.4869	1.4455
February 29, 2008	1.5180	1.5194	1.4485
March 31, 2008	1.5788	1.5846	1.5204
April 30, 2008	1.5622	1.5992	1.5573
May 31, 2008	1.5554	1.5795	1.5393
June through June 20, 2008	1.5606	1.5777	1.5381

Source: Bloomberg.

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

We have experienced net losses for the last three years and have only returned to profitability in the first quarter of 2008.

We have had a net loss of €275.7 million for the year ended December 31, 2007; a net loss of €63.2 for the year ended December 31, 2006; and a net loss of €3.1 million for the year ended December 31, 2005.

We have returned to profitability in the 1st quarter of 2008.  There can be no assurance that we will be successful in continuing to successfully manage our plans for future profitability. See “Item 4. Information on the Company—(B) Business Overview—Our Strategy.”

We are in the process of changing our business model.

Over the last three years we have been through a challenging period during which our New York Stock Exchange (“NYSE”) specialist business struggled with external structural changes in its marketplace, capital requirements and regulations.  Our decision to exit that business following strong underperformance has been part of a change in our business model which began with our acquisition of Curvalue and the decision to bring in Richard den Drijver, the founder of Curvalue, as Chief Executive Officer.  During this period we have also exited other low margin or unprofitable businesses, have experienced a significant rise in our European revenues as a result of increased volatility and volume in the European markets in which we operate,  and have announced plans in our 2008 roadmap to expand into other areas such as retail brokerage including online retail brokerage and other higher margin areas.  For a discussion of our strategic plans, see “Item 4. Information on the Company—(B) Business Overview—Our strategy” and “Item 5. Operating and Financial Review and Prospects—(A) Operating Results—Looking Ahead.”  There can be no assurance that the 2008 strategic plans will be implemented as we intend or that we will be able to obtain the licenses or create the technology to support these new businesses.  Although a number of the factors relating to success are within our control, as explained elsewhere in these risk factors, a number of them are not in our control.

We have recently changed management and our future success will depend upon our ability to attract and retain qualified personnel.

During the last two years, our top management team on the Executive Board and Supervisory Board have almost completely changed.  In particular, our CEO, CFO and general counsel have all joined us within the last two years.  The future success of our businesses depends on the continued service of these highly qualified personnel, as well as others in our core management team. Competition for highly qualified management, trading, compliance and technical personnel is intense. We cannot assure you that we will be able to attract new highly qualified personnel or retain those that we currently employ. In order to do so, we may need to increase the value of the compensation packages we offer our employees.  In addition, the loss of the services of a group of qualified employees, such as a team of traders, or the inability to identify, hire, train and retain other qualified personnel in the future could have an adverse effect on our business, financial condition, operating results and cash flows.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition.

Liquidity, i.e., ready access to funds, is essential to our businesses. Our sources of liquidity are set forth under the caption “Item 4. Information on the Company—(B) Business Overview—Our strategy.”

We may, however, need to raise additional funds to increase the capital available to us for our inventory positions, to support expansion opportunities when they present themselves or to respond to unanticipated capital requirements, among other things. We may be required to obtain this additional financing on short notice as a result of rapid, unanticipated developments, such as steep market declines.

An inability to raise money in the long-term or short-term debt markets, or to engage in repurchase agreements or securities lending, could have a substantial negative effect on our liquidity. Historically, we have satisfied these needs with internally generated funds and bank credit facilities, and through the issuance of subordinated debt, financing preferred shares or common shares.  Our access to debt in amounts adequate to finance our activities could be impaired by factors that affect us in particular or the financial services industry in general. For example, lenders could develop a negative perception of our long-term or short-term financial prospects if we incurred large trading losses, if the level of our business activity decreased due to a market downturn or if regulatory authorities took significant action against us. Our ability to borrow in the debt markets also could be impaired by factors that are not specific to us, such as a severe disruption of the financial markets or negative views about the prospects for the investment banking, securities or financial services industries generally.

Our revenues, operating results and cash flows depend upon volume and volatility in the various markets where we operate and our ability to translate volume and volatility into revenues.

During the last two years, our operations in Europe have benefited from high exchange volumes and high intraday volatility resulting in almost doubling our European revenues.  These levels of high exchange volumes and high intraday volatility are largely beyond our control. As a result, any one of the following factors could in future periods result in a decrease in our revenues and operating results for the Company:

•	A sustained decline in the level of (intraday) share price volatility;

•	A decreased ability to interact with customer order flow;

•	Reduced effectiveness of our algorithm trading programs;

•	A sustained decline in volumes traded on the markets in which we are active; or

•	Changes in market structures and circumstances such as but not limited to tick sizes, mergers or delistings.

In addition, sustained decreases in profitability, when considered with other relevant factors, could result in the impairment of goodwill, as was the case in 2007, 2006 and 2005. The amount of such impairment was charged to income from (discontinued) operations in the period in which it was determined that the impairment had occurred. See “Item 5. Operating and Financial Review and Prospects—(A) Operating Results—Overview—Recent Accounting Pronouncements.”

Finally, the expected increase of off-exchange trading and electronic markets could result in a decrease in revenues in the exchange-traded sectors in which we currently operate.

We are subject to the risk that our counterparties may fail to pay.

All trades executed by our subsidiaries involve a counterparty from whom we buy or to whom we sell. With each trade there is a risk that our subsidiaries may be unable to deliver the securities sold or to pay for the securities purchased. Counterparties on the other side of the transaction face similar risks. Failure by our subsidiaries to fulfill their contractual obligations could result in significant interest costs and related expenses. If the failure persisted, our subsidiaries could lose their registration on the marketplace on which they are trading.

Furthermore, due to the failure of one of our counterparties to complete a trade, our subsidiaries could experience liquidity difficulties or could incur significant expenses in trying to enforce the contract and could have to forgo alternative trading opportunities as a result of having committed capital to a failed trade.

In addition, as traders and borrowers of securities, our subsidiaries conduct many securities transactions as principals with counterparties located in numerous jurisdictions. The securities exchanges on which our subsidiaries are active, the relevant national regulators and the associated clearing utilities and custodians monitor the credit standing of most of the counterparties with which our subsidiaries conduct business. Nonetheless, our counterparties may default on their obligations, notwithstanding these regulatory controls and monitoring procedures.

We are highly dependent on technology and on investments in new technology to operate our businesses effectively.

Our business activities require us to accurately record and process a very large number of transactions on a daily basis. Any failure or delay in recording or processing transactions could result in losses to us and could subject us to claims for losses and regulatory fines and penalties. We rely on our employees to operate and maintain our systems properly, and are similarly reliant on the proper functioning of the systems of the exchanges on which we operate, as well as the systems of the depositary, clearing and settlement organizations with which we contract to support our operations. Our recording and processing of trades is subject to human, computer and mechanical errors. Moreover, extraordinary trading volume or other events could cause our systems, those of the exchanges on which we trade or those of the aforementioned depositary, clearing and settlement organizations, to operate at an unacceptably low speed or even fail.

In addition, our 2008 roadmap requires significant new investments in technology which will need to be implemented, supervised and managed.  There can be no assurances that we will be able to raise the capital to support such new technology or that it will function as intended.

Our risk management policies and procedures may leave us exposed to unidentified or unanticipated risk.

We have devoted significant resources to develop our risk management policies and procedures and expect to continue to do so in the future. Nonetheless, our policies and procedures to identify, assess and manage risks may not be fully effective. Some of our methods of managing risk are based upon our use of observed historical market behavior. As a result, these methods may not predict future risk exposures, which could be significantly greater than the historical measures indicate. Other risk management methods depend upon evaluation of information regarding markets, clients or other matters that is publicly available or otherwise accessible by us. This information may not in all cases be accurate, complete, up-to-date or properly evaluated. Management of operational, legal and regulatory risk requires, among other things, policies and procedures to record properly and verify a large number of transactions and events, and these policies and procedures may not be fully effective.

As a holding company, we are dependent on our subsidiaries for funds.

Van der Moolen is a holding company and, therefore, depends on dividends, distributions and other payments from its subsidiaries to fund all payments on its obligations, including debt obligations. Many of its subsidiaries are subject to laws that authorize regulatory bodies to block or reduce the flow of funds from those subsidiaries.  Regulatory action of that kind could impede access to funds that we need to make payments on obligations, including debt obligations, or dividend payments.

Operational risks may disrupt our businesses, result in regulatory action against us or limit our growth.

Operational risk is the potential for loss arising from inadequate or failed internal processes, people or systems, or from external events. This includes, but is not limited to, limitations in our financial systems and controls, deficiencies in legal documentation, non-compliance with the execution of legal, regulatory and fiduciary responsibilities, deficiencies in technology and the risk of loss attributable to operational problems. Our businesses are highly dependent on our ability to process, on a daily basis, a large number of transactions across numerous and diverse markets in many currencies, and the transactions we process have become increasingly complex. Consequently, we rely heavily on our financial, accounting and other data processing systems. If any of these systems do not operate properly or are disabled, we could suffer financial loss, a disruption of our businesses, liability to clients, regulatory intervention or reputational damage.

Litigation, governmental investigations and/or other legal proceedings could adversely affect our business.

We and certain of our subsidiaries are involved in litigation, government investigations and other legal proceedings that arise from time to time in the ordinary course of our business. Litigation is inherently unpredictable, and excessive verdicts or penalties do occur. Although we believe we have substantial defenses in these matters, we could in the future incur judgments or enter into settlements of claims that could have a material adverse effect on our results of operations in any particular period. See “Item 8. Financial Information – (A)

Consolidated Statements and Other Financial Information – Regulatory Proceedings and Litigation,” for a discussion of certain of the legal matters in which we are currently exposed to.

Extensive regulation of our businesses limits our activities and may subject us to significant penalties.

The financial services industry is subject to extensive regulation. We are subject to regulation by governmental and self-regulatory organizations in all jurisdictions in which we operate. These regulations are designed to ensure the integrity of the financial markets and to protect the interests of the people and entities participating in these markets. Consequently, these regulations often serve to limit our activities, including through net capital, customer protection and market conduct requirements. If we were to violate these regulations, we would face the risk of significant intervention by regulatory authorities, including extended investigation and surveillance activity, adoption of costly or restrictive new regulations and judicial or administrative proceedings that may result in substantial penalties. In addition, non-compliance with these regulations could have a material adverse financial effect or cause significant reputational harm to us, which in turn could seriously harm our business prospects. See “Item 4. Information on the Company—(B) Business Overview—Regulation” for a further discussion of the regulatory environment in which we conduct our business.

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

Our Articles of Association provide for the future issuance of preferred shares to an unaffiliated foundation called Stichting Van der Moolen Holding (“Stichting”). The Stichting’s objective is to safeguard our interests and those of our subsidiaries in such a way that the interest of Van der Moolen Holding N.V. and all other concerned parties are safeguarded and that the continuity and independence of Van der Moolen Holding N.V. may be enforced to the maximum extent possible by acquiring and managing our preferred shares and by exercising the rights attaching to those shares, in particular the voting rights. We have entered into an agreement with the Stichting pursuant to which it has been granted a call option to acquire a sufficient number of preferred shares such that the Stichting could have voting rights equal to the total voting rights of the holders of our common and financing preferred shares taken together. Accordingly, the Stichting would be able to block or control all votes requiring an absolute majority of votes cast. See “Item 10. Additional Information—(B) Memorandum and Articles of Association—Preferred shares.”

These and other provisions in our Articles of Association may have the effect of delaying, deterring or preventing a change in control that might otherwise be in the best interests of our shareholders, or may prevent us from offering our shareholders the opportunity to sell their common shares at a premium over market prices that might otherwise prevail.

You may have difficulty protecting your rights as a shareholder and enforcing civil liabilities because we are a Dutch limited liability company.

We are incorporated under the laws of the Netherlands, and the members of our Supervisory Board and the members of our Executive Board are residents of jurisdictions outside the United States. As a result, it may not be possible to affect service of process within the United States upon us or these persons, or to enforce against us or these persons in courts in the United States, judgments of these courts predicated upon the civil liability provisions of United States securities laws. In addition, it is not clear whether a Dutch court would impose civil liability on us, members of our Supervisory Board or members of our Executive Board in an original action based solely upon the federal securities laws of the United States brought in a court of competent jurisdiction in the Netherlands. Dutch law, furthermore, does not recognize a shareholder’s right to bring a derivative action on behalf of a company in which he is a shareholder.

You could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

Because “passive foreign investment company,” or “PFIC” status depends upon the composition of our income and assets (including, among others, equity investments involving interests of less than 25% in the investment) from time to time, and given the nature of our business and the level of our other passive income and given that the extent to which our income and assets would qualify for the dealer exception is unclear, we may have been a PFIC for our 2007 taxable year, and we may be a PFIC for any future taxable year. If we were treated as a PFIC for any taxable year during which a U.S. Holder held our common shares, certain adverse consequences could apply to the U.S. holder. See “Item 10. Additional Information—(E) Taxation— U.S. Federal Income Taxation for U.S. Holders of Common Shares.”

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

In “Item 8. Financial Information—(A) Consolidated Statements and Other Financial Information—Regulatory Proceedings and Litigation,” we describe the regulatory proceedings and civil litigation to which Van der Moolen Holding N.V., Van der Moolen Specialists USA, LLC (“VDM Specialists”) and some of its (former) members and employees are subject to as well as regulatory proceedings and litigation to which Cohen, Duffy, McGowan & Co., LLC and Van der Moolen Options USA, LLC are subject to.

In the proceedings involving (former) employees or members of VDM Specialists, financial liability of VDM Specialists arises from its operating agreement. Pursuant to such agreement VDM Specialists is required to advance funds for actual litigation expenses incurred by the relevant members in connection with these proceedings (including legal fees and fines assessed). All such advances have been recognized as expenses in the Consolidated Statement of Income.

We note that with respect to the regulatory proceedings and civil litigation described in “Item 8. Financial Information—(A) Consolidated Statements and Other Financial Information—Regulatory Proceedings and Litigation”, there can be no assurance as to the outcome or timing of the resolution of these matters. The range of possible resolutions could include determinations and judgments against us or settlements that could require substantial payments by us that could have a material adverse effect on our financial condition, results of operations and cash flows.

Item 4. INFORMATION ON THE COMPANY

(A) History and Development of the Company

We were incorporated under the name Van der Moolen & Co. on July 1, 1892 to serve as a hoekman (a function similar to that of a NYSE specialist) on the Amsterdam Stock Exchange. We remained exclusively a hoekman for Dutch equities and bonds until 1978, when we began trading derivatives as well. Since then we have continued to expand both organically and through acquisitions which have strengthened our operations and allowed us to enter additional geographical or product markets.

Today, we are active throughout all main European markets, trading equities and derivatives, providing liquidity as market maker, and providing brokerage services. Similar activities, on a smaller scale, are conducted in the U.S.

Our business was originally organized in the form of a general partnership. On December 10, 1986, our business was transferred to a newly incorporated limited liability company named Van der Moolen Holding N.V. (effective approval of the proposal to incorporate was issued on December 8, 1986 under number N.V. 312.008). We listed our shares on the Amsterdam Stock Exchange (subsequently Euronext, and now NYSE Euronext) shortly thereafter, and listed our shares in the form of American Depositary Shares (“ADSs”) on the NYSE on October 18, 2001. On December 6, 2007 we delisted our ADSs from the NYSE. From that date until May 9, 2008, the date of termination or our ADSs, our ADSs were traded over the counter (“OTC”).

Our corporate seat is in Amsterdam, the Netherlands, and we continue to operate under the laws of the Netherlands. Our principal office is at Keizersgracht 307, 1016 ED Amsterdam, the Netherlands and our telephone number is +31 20 535 6789.

On January 2, 2006, we acquired 100% of the share capital of Curvalue Beheer B.V. and its subsidiaries (together “Curvalue” or “Curvalue group”). Curvalue was founded in March 1991 and has become one of the leading independent trading and broker/dealer houses in Europe. The company focuses mainly on the European derivative exchanges as a specialist. In 2005, Curvalue launched the internet broker OnlineTrader, which provides professional clients with direct access to the world’s markets for futures and options. The primary reasons for the acquisition of the Curvalue group are stated below:

•	Realization of our European growth strategy

•	Curvalue significantly strengthens our European operations

The results of Curvalue are included in our Consolidated Statement of Income as of January 2, 2006.

The consideration for this acquisition comprises an initial cash payment of €5.0 million and 3,803,509 common shares in Van der Moolen Holding N.V. (“VDM shares”) issued on the date of acquisition (“closing”), being January 2, 2006. The additional earn-out consisted of two payments: a maximum amount of €10.4 million in cash and a maximum number of 1,920,964 VDM shares due approximately five months and one year, respectively, after the closing of the transaction; and a maximum amount of €10.4 million in cash and a maximum number of 1,920,964 VDM shares due approximately seventeen months and two years, respectively, after the closing of the transaction. The amount of the earn-out payments depends on the profitability of Curvalue in 2005 and 2006 relative to pre-established profit targets. On January 2, 2007 the first part of the earn-out was settled. The payment consisted of 1,920,964 VDM shares and an amount of €940,679 in cash. Furthermore, the second part of the earn-out was settled at January 2, 2008. The payment consisted of 1,175,965 VDM shares.

The cost of the acquisition comprises the fair value of the VDM shares issued on January 2, 2006 at a share price determined by the average quoted price of VDM shares in the period two days before and two days after the measurement date of October 12, 2005, the initial cash payment of €5.0 million, the cash earn-out payment in respect of the year 2005, and the fair value of the number of issuable shares arising from the 2005 and 2006 earn-outs and costs directly attributable to the business combination. The price of the issuable shares arising from the 2005 and 2006 earn-out are based on the average quoted price of VDM shares in the period two days before and two days after the measurement dates of December 31, 2005 and December 31, 2006 respectively. As from the date of issuance, the VDM shares issued with respect to this transaction had selling restrictions of two to four years.

On July 24, 2006 we acquired a call option for the securities portfolio of Hills Independent Traders Ltd (“HIT”) for an amount of GBP 3 million (€4.4 million), representing the fair value of the securities portfolio at that moment. On October 31, 2006 the purchase of the business and assets as specified in the Asset Purchase Agreement, together with the assignment and the transfer of the portfolio contracts, was completed. As of July 25, 2006 the results of HIT have been included in our Consolidated Statement of Income.

HIT’s activities include proprietary derivatives trading as well as trading in the corresponding underlying values in London. These activities fit well with our mid-term growth strategy of expanding our facilitating role as global liquidity provider on all major electronic derivatives exchanges.

In the first half year of 2007, we increased our interest in VDM Specialists from 75% to 92.1%. At that moment, the acquisition of the remaining minority interest of 7.9% was subject to an option agreement with the remaining minority partners of VDM Specialists. In the second half year of 2007 we acquired the remaining interest of minority members. As described below, on December 17, 2007, we sold certain assets of our U.S. specialist activities to Lehman Brothers Inc. for zero consideration. The agreement includes all specialist stocks and the majority of staff. As from the date of sale, Lehman Brothers Inc. and its staff assumed specialist responsibility for issuers for which staff associated with VDM Specialists formerly acted as specialists on the NYSE floor.

On August 16, 2007 we publicly announced the termination of the European bond activities of VDM Obligaties B.V. as of August 1, 2007 after concluding that the activities could not be scaled up to the desired levels. VDM Obligaties B.V. made markets in Dutch and selected French, Italian and Belgian fixed-income instruments traded on Euronext. Its primary activity was to provide liquidity in these bonds to banks and brokers in order to fill retail order flow when they came in. The revenues derived from these activities, being mainly commissions and partly profits on principal transactions amounted to €1.3 million for the full year 2006 and €0.7 million in 2007.

On August 1, 2007, we acquired Robbins & Henderson, LLC.  In connection with this transaction, Robbins & Henderson, LLC was renamed R&H Securities, LLC (“R&H”).  R&H is a U.S.-based institutional securities broker and a member of the NYSE and Financial Industry Regulatory Authority (“FINRA”).  The acquisition of R&H fits into our strategy of developing a world-wide brokerage business.  This acquisition marks the start of a brokerage division for Van der Moolen in the U.S.  This will bring us closer to achieving the Company’s goal of becoming a global securities firm in three time zones acting as a liquidity provider, a broker and an investor and developer of exchanges. With the acquisition of R&H we can now offer professional services to our broker clients in the U.S.

The consideration for this transaction comprised: (i) an initial cash payment of $2 million, and (ii) two additional earn-out payments based upon a percentage of net trading profits for R&H in fiscal years 2007 and 2008. The agreed earn-outs for 2007 and 2008 respectively will be 35% of the net profit for the year multiplied by a factor of 4.5 for 2007 and a factor of 4 for 2008. R&H has been included in the VDM figures as of third quarter 2007 earnings.

On October 9, 2007 we and GSFS Asset Management B.V. (“GSFS”) announced an agreement to cooperate globally in the fields of traditional proprietary arbitrage trading and structured products trading. At this moment, we have set up specific trading strategies with GSFS.

GSFS specializes in securities finance solutions, consisting of securities borrowing and lending, structured products and proprietary arbitrage trading.  GSFS was established in February 2006 and has offices in the Netherlands, Denmark, Italy, Malta, Dubai, Hong Kong and Singapore. The cooperative arrangement between the Company and GSFS includes activities in Asia which will enable us to establish a footprint in that region.

In November 2007, we established a Management Committee consisting of the business leaders of the various operating units within the Company. The Management Committee, reporting to the Executive Board, is fully mandated to manage and develop the Company’s operations. The optimized management structure will enable strong and prompt execution of business decisions.

On December 3, 2007, Van der Moolen USA, Inc., VDM Specialists (as the Seller) and Lehman Brothers Inc. (as the Buyer) entered into an agreement (the “Asset Purchase Agreement”) for the sale and purchase of certain assets of VDM Specialists related to VDM Specialists’ business of acting as a Specialist Organization on the NYSE and the transfer of certain employees. The consideration for the relevant assets and liabilities was zero. Van der Moolen USA, Inc. has guaranteed to the Buyer the full and timely performance by VDM Specialists of its obligations under the Asset Purchase Agreement. The assets were assigned to the Buyer by assignment agreement dated December 17, 2007.

As of the year end, all VDM Specialists activities have been transferred and all restructuring costs have been accounted for.  As a result of the termination of our VDM Specialists activities, the associated Net Liquid Asset requirement has been removed, resulting in some $100 million free cash becoming available.

As a result of the transaction, the subordinated notes in the amount of €46.9 million issued by VDM Specialist pursuant to a Note Purchase Agreement of August 3, 2001, as amended as of March 1, 2002, were repaid early 2008.

On December 11, 2007, we decided to terminate the business of Van der Moolen Securities Ltd, after concluding that the activities did not bring the required levels of operational profitability. UK day trading focused on trading in equities and equity instruments at the London Stock Exchange (“LSE”) and other markets and was operated out of London. A formal consultation process was launched in December 2007. As a consequence of this termination, we terminated several UK employment contracts.

Also on December 11, 2007, we decide to put the business of VDM Gibraltar Ltd for sale, after concluding that these activities can not meet the desired levels of profitability. In 2008, we have sold our interest in VDM Gibraltar Ltd, whose activities are focused on institutional brokering.

With the termination of our VDM Specialists activities, one of the core benefits of being listed on the NYSE disappeared. Consequently, we decided to delist from the NYSE and to terminate our ADSs program, effective May 9, 2008. The delisting and deregistration is expected to result in cost reduction in the future.

As from January 1, 2008, we started up Energy trading within the Company. The activities will initially consist of trading futures in Power, Gas, Coal, Oil and Emissions in the core markets in Western Europe. As from 2009, it is our objective to expand the activities with spot and physical forwards.

In the first quarter of 2008, the Company returned to profitability, reporting a net profit of €4.0 million compared with a €70.8 million loss in the fourth quarter of 2007 and a loss of €4.4 million in the first quarter of 2007 (all based on IFRS and before preferred financing dividend). This result reflects the results of the Company’s strategy over the past year, solid performance of European activities, and a significant increase in contribution of U.S. activities.

At €32.7 million, our reported revenues in the first quarter of 2008 are 33% higher than in the fourth quarter of 2007 and 9% above those earned in the first quarter of 2007. Compared to the fourth quarter of 2007, revenues increased by €8.2 million, of which €6.8 million is related to our European activities.  The increase in revenue compared to the first quarter of 2007 is attributable entirely to our U.S. activities, which contributed €4.2 million in the first quarter of 2008 compared to €1.3 million in the first quarter of 2007.

Our 2008 first quarter operating profit was €6.1 million, compared with €1.7 million in profit in the first quarter of 2007 and an operating loss of €1.7 million in the fourth quarter of 2007. This strong increase is due mainly to increased revenues from the high margin activities on which we intend to focus in 2008.

(B) Business Overview

Our Company

We are a securities trading firm, principally engaged in trading equities, derivatives, equity index options, futures, and exchange traded funds (“ETFs”) on many of the leading securities exchanges in Europe and the United States. We function as a low-cost liquidity provider, providing liquidity in different time zones on exchange floors and electronic trading systems through our role as specialist or proprietary trader/market maker. We act as a counterparty to market professionals such as banks and brokerage firms.

As part of our growth strategy, we have developed sophisticated brokerage services. We worked to develop these services as an integral part of our European trading and brokerage activities. Voice brokerage facilitates complex trades and we have captured a significant part of this niche market in Europe. Electronic brokerage is offered as an access point for institutional and professional traders. In 2007, we extended our execution capabilities to the major markets in Europe and the U.S. and established a physical presence in the U.S. through the acquisition of Robbins & Henderson, LLC (now R&H Securities, LLC) and the extension of our European entities into the U.S.

In 2005, our brand OnlineTrader, an internet-based direct access brokerage platform was launched by Curvalue. In 2006, this brokerage platform was further developed and refined and was re-launched in 2007. OnlineTrader provides direct access to trading in shares, options and futures. As a state-of-the-art platform with one of the lowest fees in Europe, OnlineTrader offers high-quality brokerage services.

For a description of our principal capital expenditures and divestitures, please see “Item 5. Operating and Financial Review and Prospects—(B) Liquidity and Capital Resources—Capital Expenditure.”

Our Strategy

Global trading and brokerage firm

Our strategy is to be a global securities firm active in three time zones focusing on the following activities: proprietary trading, liquidity provider, execution brokerage, online brokerage and clearing and settlement.

For the coming year, we will maintain our significant presence in the European futures and options market making service, providing additional capital for this activity and seeking additional primary market making assignments.  Our European operations have performed well in buoyant markets. Particularly, our teams in Zug, Cologne, Amsterdam and London have performed excellently, fueled by high exchange volumes and high intraday volatility.  We have almost doubled our year-on-year European revenues. In the course of the year, we have further improved the European operational profitability by focusing on high margin products and abandoning lower margin products and markets.

We will also maintain our trading activities in equity and derivatives markets related to U.S. electronic market making on regulated exchanges and put more focus on the high margin products and operations that resulted in our 2008 first quarter operating profit.

With a strong professional trading fundament in place for 2008, we are excellently positioned to move closer to the retail segment. With strong electronic banking and trading capabilities, the electronic retail brokerage markets provide us with an excellent opportunity to leverage our existing market presence. As a result, we will be offering a compelling customer proposition, with high-quality service at highly competitive prices. Our strong operational fundament will serve as a base from which to develop these activities, initially in a limited number of countries.

In order to develop this activity a banking license will be required. It is estimated that it will take between 9 to 12 months for us to obtain access to a bank license, either through the formal approval process with a National Bank or through co-operation with an adequately licensed party. At the same time we are exploring investments in back office capability and developing our distribution strategy. We anticipate that this will be in part developed within our organization and in part with current and new business partners. We are reserving a part of our free cash flow to invest in the execution of this strategy.

After obtaining a banking license, we will broaden our business focus in Europe by expanding OnlineTrader from its current position in the professional market and entering the retail banking segment. Cooperation with GSFS offers an entry into the market of structured products. With strong electronic banking and trading capabilities, the electronic retail brokerage market provides VDM with an excellent opportunity to leverage its existing market presence. Launch of retail activities in the UK through a joint venture with Sycap group, under the name VDM Global Markets, is envisaged in the months ahead. We have strong positions in the key financial markets we operate in, and we expect to continue to build on the solid foundation we have created in 2007 in order to be profitable in 2008.

Additional management priorities include:  Consolidating strength of operations and integrating activities to focus on efficient use of resources and facilities, expanding trading capabilities to markets and products where the Company does not yet have a presence, further developing VDM Capital Markets, LLC (“VDM CM”) as a Designated Primary Market Maker (“DPMM”), expanding derivatives trading on U.S. markets, further developing and investing in new algorithms and automated trading in cross-listed, multiple products, and further developing an execution brokerage in the U.S.

Our overall ambition remains unchanged.  We want to be active as a global securities firm in three world time zones, serving clients around the world. We will focus on: propriety trading, acting as a liquidity provider, execution brokerage, online Internet brokerage, clearing and settlement, and possibly other investment services closely related to the above activities.

Our longer term ambition is to establish a presence in Asia, when the right opportunity arises.

Our Business

We divided our businesses geographically into two segments: European activities and U.S. activities. In addition, we recognize a holding and unallocated segment, which is comprised of support activities. Within each geography a further division is made based upon the nature of the services provided.  Our subsidiaries function largely on an autonomous basis, subject to financial oversight by our centrally established risk management function. This structure allows us to create an incentive for the management and traders at our subsidiaries based on the operating performance of activities under their direct control. For changes in our group structure over the past three financial years see “Item 5. Operating and Financial Review and Prospects—(A) Operating Results.”

Our subsidiaries generate three sources of income:

(1)
As a liquidity provider in equities and derivatives markets, our revenues consist of the bid-offer spread and income generated by proprietary trading. Their principal activities generate revenues from the difference between purchase and sale prices earned while trading numerous times against counterparties over the course of a trading day;

(2)
As an execution broker for professional and institutional clients, we are compensated through commissions for the services rendered. As an online broker we provide access and electronic execution to major financial equity and derivative markets through our trading system OnlineTrader, for which we receive commissions;

(3)	As a participant in strategic partnerships with exchanges, we earn income as a shareholder and active exchange participant.

The revenues resulting from acting as a liquidity provider and proprietary trading in equities and derivatives markets are largely driven by the turnover and volatility of trading on the markets in which our subsidiaries operate. Increased turnover results in additional opportunities for our subsidiaries to trade, while increased volatility typically provides them with more opportunities to change their quotes or posted prices, thereby capturing trading interest. In recent years, both turnover and volatility have been influenced by a variety of factors, including:

•	The number of households investing in securities;

•	Changes in the amount of assets managed through retirement plans, mutual funds, annuity and insurance products, index funds and other institutional investment vehicles;

•	The increased popularity and use of computerized trading, hedging and other derivative strategies;

•	Higher equity portfolio turnover by individuals and institutional investors as a result of lower commission rates and other transaction costs;

•	Introduction of electronic trading.

These factors have, in turn, been relatively influenced by changes in the interest rates in the United States and Europe and, more recently, by market turbulence.

European activities

European trading activities

We trade equities, derivatives, equity index options, futures, ETFs and warrants from Amsterdam, Cologne, Zug and London.  These activities are included in segments Trading Securities Europe and Trading Derivatives Europe. Together, these operations accounted for €87.8 million, or 96.4%, of our total trading revenues for the year ended December 31, 2007. The activities of these subsidiaries may be summarized as follows:

	Operating Unit*	Primary instruments	Exchange Memberships
Amsterdam	Van der Moolen Effecten Specialist Amsterdam Branch	Equities, ETFs	Borsa Italiana, NYSE Euronext in Amsterdam, Chi-X, Xetra, OMX Nordic Exchange (“OMX”), SWX Europe (formerly Virt-X)/SWX Swiss Exchange (“SWX”), Eurex

	Primary Market Maker (“PMM”)/Competitive Market Maker (“CMM”) Amsterdam	Derivatives, Futures, Equities	NYSE Euronext.Liffe, Eurex, Xetra, Chicago Board of Trade (“CBOT”)

Cologne	Van der Moolen Effecten Specialist Cologne Branch	Equities, Derivatives, ETFs	Xetra, Borsa Italiana, NYSE Euronext in Amsterdam, SWX Europe/SWX, Eurex, OMX, Chi-X

Zug	Van der Moolen Effecten Specialist Swiss Branch	Equities, Derivatives, ETFs	Eurex, SWX Europe/SWX, Xetra, NYSE Euronext in Amsterdam, OMX, Chi-X, Borsa Italiana

London	Van der Moolen Derivatives	Derivatives, Equities	NYSE Euronext.Liffe, Borsa Italiana, LSE, OMX

* continuing operating units only

Although they operate largely independently of each other on a day-to-day basis, all trading units involved in trading securities and derivatives are broadly similar, engaging in intraday equity proprietary trading and option market making especially in the more liquid segments of the markets in which they operate. They also engage in ETF and ADS arbitrage between shares and their corresponding ADSs or underlying instrument.

The liquid segments of the markets where these subsidiaries are active are order-driven markets, which means they lack an official liquidity provider, and all orders entered into the markets’ central limit order books interact freely with each other. All the European markets on which our subsidiaries trade (with the exception of the Frankfurter Wertpapierbörse) are fully electronic, without physical trading floors, and our subsidiaries make use of this feature to trade in some markets remotely—as, for example, when Van der Moolen Effecten Specialist trades on the OMX Exchanges without a physical presence in any of the nations included within the OMX network. All our trading subsidiaries earn their revenues primarily by trading as principals in the central limit order books of the exchanges where they are active. Arbitrage between shares or other products traded on multiple markets, either within Europe or between Europe and the United States, is also an important revenue generating activity.

European brokerage activities

Our brokerage activities, both in Europe and in the U.S., involve electronic and voice brokerage execution services for customers, mainly targeting institutional investors and professional traders. With the electronic brokerage we provide direct market access to European and U.S. markets. Transactions are initiated and performed by customers through a web based application. For all transactions we receive brokerage commissions as well as monthly fees. Our voice brokerage activities do not provide direct market access, as we execute the orders on behalf of our clients directly. Our revenues consist of commission income based on size and volume traded. As our brokerage activities are execution only, no securities position for the risk and reward of our brokerage activities is recognized.

The activities of these subsidiaries can be depicted as follows:

	Operating Unit*	Primary instruments	Exchange Memberships
Amsterdam	Van der Moolen Financial Services	Equities, Options	NYSE Euronext.Liffe

Amsterdam	Van der Moolen Financial Services (OnlineTrader)	Equities, Derivatives, Futures	Electronic broker service

Paris	Van der Moolen Financial Services (OnlineTrader)	Back-office support	—

* continuing operating units only

U.S. activities

U.S. trading activities

VDM Specialists

In December of 2007 VDM Specialists ceased all NYSE specialist activities through the transfer of the specialist business activities to Lehman Brothers Inc. VDM Specialists has been relieved of the market-making responsibilities associated with a NYSE specialist.  At the end of January 2008, VDM Specialists withdrew its status as a membership organization of the NYSE and terminated its broker-dealer status. Though the broker-dealer will have no operations, until its broker-dealer status was terminated, VDM Specialists was still subject to the general regulatory responsibilities associated with a Securities and Exchange Commission (“SEC”)/FINRA-registered broker-dealer and maintained the NYSE/FINRA as its Designated Examining Authority (“DEA”).  Certain liabilities connected with regulatory orders, litigation, claims, proceedings, actions, investigations or complaints (from any person or government authority) arising out of the operation of VDM Specialists’ business on or prior to the closing date of VDM Specialists’ transfer to Lehman Brothers Inc., survived the termination of VDM Specialists’ broker-dealer status.

VDM Capital Markets

VDM Capital Markets, LLC (“VDM CM”), an affiliate of VDM Specialists, is engaged in two primary business lines: market making and proprietary trading.  VDM CM serves as DPMM and Remote Market Maker (“RMM”) in equities and ETFs traded on the CBOE Stock Exchange (“CBSX”).  Proprietary trading encompasses equities, ETFs, and futures.  VDM CM is an SEC/FINRA-registered broker-dealer and reports to the CBSX as its DEA. VDM CM also holds memberships on the International Securities Exchange (“ISE”) and NYSE Arca.  The market making activities deploy arbitrage strategies through the use of proprietary algorithms to achieve market neutral (“delta neutral”) positions in the ETFs and equities it trades. The direct risks of this strategy are associated with technological operations and connectivity to the exchanges on which VDM CM trades.  Should there be operational breakdowns, either internally or externally, it may pose a risk to the achievement of a neutral market position.  Proprietary trading, as it encompasses unhedged directional positions, involves assuming market risk in the securities traded by the firm.

U.S. brokerage activities

VDM Trading

VDM Trading, LLC (“VDM Trading”) is currently engaged in an agency brokerage business.  VDM Trading is an SEC/FINRA registered broker-dealer and reports to the Chicago Board Options Exchange (“CBOE”) as its DEA. VDM Trading also holds memberships at the National Stock Exchange (“NSX”), ISE, NQX, and NYSE Arca.  In addition to the regulatory and compliance risks associated with a broker-dealer of this nature, the firm’s risk profile encompasses market risk, execution risk, and systems/connectivity risk to the markets and Electronic Communication Networks (“ECNs”) on which it executes its trades.

R&H Securities

R&H is an agency brokerage unit that is 100% owned by the Van der Moolen group. R&H is an SEC/FINRA registered broker-dealer and reports to the NYSE/FINRA as its DEA. R&H also holds memberships on the CBSX, ISE, NQX, CBOE, NSX, NYSE, NYSE Euronext and NYSE Arca. In addition to the regulatory and compliance risks associated with a broker-dealer of this nature, R&H’s risk profile encompasses market risk, execution risk, and systems/connectivity risk to the markets and ECNs on which it executes its trades.

The activities of our U.S. subsidiaries can be depicted as follows:

United States of America
	Operating Unit*	Primary instruments	Exchange Memberships
New York	VDM CM	Equities, Derivatives	CBSX (DPMM, RMM), ISE, NYSE Arca

New York	VDM Trading	Equities, Derivatives	CBOE, NYSE Arca, NQX, ISE, NSX

New York	R&H	Equities	NYSE, NYSE Euronext, NYSE Arca, CBSX, NQX, CBOE, NSX, ISE

* continuing operating units only

Investments in exchanges

We have a 19.4% ownership interest in the CBOE Stock Exchange, LLC and we own a small (3%) ownership interest in the ISE Stock Exchange, LLC. Also, we own 150,326 NYSE Euronext shares.

Holding and Unallocated

We classify as “Holding and Unallocated” revenues and expenses generated by miscellaneous activities and Holding Company activities, including the results from hedging certain currency exposures. Revenues in this category were nil for the years ended December 31, 2007, 2006 and 2005.

Our Key Strengths

We believe that our historical and future success as a securities and option trading firm and brokerage firm in Europe and the United States is, and will continue to be, based on the following factors:

Diversified trading operations. Through subsidiaries in the United States, Germany, Switzerland, the United Kingdom and the Netherlands, we trade on some of the world’s leading securities exchanges, including NYSE Euronext, the NYSE, the Deutsche Börse, the LSE, the Swiss Exchange, the Borsa Italiana, the OMX Exchanges and the CBOE. This has allowed us to develop insights into, and knowledge of, techniques for optimizing trading performance on each of the exchanges on which we operate. Our activities are diversified in terms of instruments traded, since our subsidiaries trade equities, equity-related options or futures instruments in a number of markets.

Trading operations in Germany, Switzerland, the United Kingdom and the Netherlands. Through our German and Swiss operations we trade German and Swiss instruments, while our U.K. operation trades actively in British equities and derivatives. In the Netherlands, we trade equities, derivatives and futures on NYSE Euronext, as well as equities and derivatives in a number of other European markets and ADSs that are traded on U.S. exchanges. By leveraging the expertise we have developed in these markets, we have been able to increase the number and types of products that we trade, as well as to expand our remote-trading operations to other exchanges in Europe. We are also able to take advantage of past experience when considering how best to enter a new market or trade a new product.

Experienced and successful team of traders. We devote substantial resources to training and retaining our skilled and experienced team of traders. We seek to instill our traders with our disciplined trading and risk management policies. We believe this results in a strong corporate culture, fosters employee retention and enhances our ability to attract new talent.

Development of brokerage activities. We have extended and diversified our revenue base through the further development of brokerage activities (such as voice brokerage and execution-only activities) as an integral part of our activities in Europe and the U.S., as well as the further development of our OnlineTrader brand, an Internet-based state of the art direct access brokerage platform. Our long term aim is to make use of the opportunities to match in-house the OnlineTrader order book for professional customer orders and proprietary trading activities in order to realize savings in exchange, clearing and brokerage fees.

Technology

Technology is critical to the continued success of our operations. As of December 31, 2007, 15 of our 312 employees were dedicated to the development and maintenance of our technology.

Our primary systems vary locally, as they must conform to local market infrastructure as well as the individual subsidiary’s requirements. Therefore, the primary responsibility for overseeing the integrity of these systems rests with each of our subsidiaries, although we coordinate and oversee the integration of these systems throughout the Company. Reporting systems have been set up based on data feeds from the clearing banks that work with our subsidiaries. These systems allow our subsidiaries and our centralized risk management department to monitor, on a real-time basis, their profits and losses along with their trading positions on all of the exchanges on which they trade, except for our trading activities in the U.S. Our U.S. activities report their profit and losses along with the risk positions on a daily basis to our centralized risk management department.

We have a basic level of disaster recovery systems, which operate as mirror images of our primary computer systems. We have a direct connection between the primary and back-up systems that we utilize to back-up our trading systems on an hourly basis and our trading data at the end of each day. Although we have not experienced any material system failure to date, we currently are reviewing the quality of our backup systems for our facilities.

Regulation

Our businesses and the securities industries in which they operate are subject to an extensive range of laws, rules and regulations in the U.S. and Europe that are promulgated by various governmental and quasi-governmental agencies and self-regulatory organizations. The laws, rules and regulations with which we must comply include those relating to financial reporting requirements, trading practices, capital structure requirements, record retention requirements and the conduct of our directors, officers and employees. Failure or alleged failure to comply with any of these laws, rules or regulations could result in censure, fines, loss of required registrations or licenses, loss of the assignment to act as a specialist or market maker in a particular security, the issuance of cease-and-desist orders or the suspension or disqualification of our directors, officers or employees, and other adverse consequences, which could have an adverse effect on our business.

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

Europe

The first level of securities regulation for countries that are members of the European Union is the European Union’s Investment Services Directive of 1993. This applies in all the European countries in which we currently operate except Switzerland. This legislation broadly outlines the regulatory framework required of each European Union member state, including requirements that certain activities, such as insider trading, are prohibited by national legislation and that other activities, such as minimum capital requirements, are mandated. Details of the implementing national legislation are in certain cases specified by the directive. One important feature of the directive is the so-called “European passport”, which requires mutual recognition of regulated status within the European Union. This allows a firm established and regulated in one European Union country to conduct limited and specified investment business in other European Union countries without having to qualify separately under the local regulatory regime. Several of our European subsidiaries make use of this “passport”—for instance, when Van der Moolen Effecten trades as a member of German, Italian, French, Dutch or Nordic exchanges.

The “passport” structure was retained by the Markets in Financial Instruments Directive (“MiFID”), a subsequent European Union directive aimed at creating a level playing field across all execution venues in the European Union. MiFID had to be implemented by the European Union members and applicable financial institutions on November 1st, 2007 and was implemented into Dutch law on such date. The Company met its requirements in accordance with applicable regulations. MiFID requires more extensive reporting of transactions to the regulatory bodies in each respective country in order to provide for more transparency to the market. Our trading units provide their reports or will provide them as of 2008 when the regulatory bodies have specified their reporting requirements.

The Netherlands

Licenses

All our subsidiaries that are incorporated under Dutch law and active in securities trading are licensed by the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten), in accordance with the Dutch Act on Financial Supervision (Wet op het Financieel Toezicht, “Wft” or “AFS”). The objectives of this act and the accompanying legislation are the adequate functioning of securities markets and the protection of the positions of investors in such markets. These licenses permit us to offer services as a securities intermediary in or from the Netherlands. The specific types of services permitted are set out in the licenses.

Our Dutch-licensed subsidiaries are subject to a number of requirements pursuant to the Dutch AFS. These requirements address (i) expertise and integrity, (ii) financial guarantees, whether or not on a consolidated basis, (iii) management and principal place of business, (iv) safeguards for adequate supervision and compliance with the provisions of, or based on, the Dutch Act on Financial Supervision and (v) information to be made available to the public. Furthermore, the rules and regulations of NYSE Euronext contain various requirements for seat holders, who are securities institutions admitted by NYSE Euronext. These provisions deal, for instance, with capital requirements such as the minimum net assets required of a participating firm and reporting obligations to the Financial Markets Authority.

Van der Moolen Effecten has been granted a license to offer services in or from the Netherlands as securities intermediary in its role as a proprietary trader. These services may be offered on NYSE Euronext and similar foreign exchanges.

Regulations of Euronext exchanges

Euronext was formed through the merger of three European exchanges in 2000; a fourth joined the combination in 2001 and a fifth in 2002. The members of what, prior to the mergers, were the exchanges in Paris, Brussels, Portugal, Amsterdam and the London International Financial Futures Exchange remained members of the relevant exchange and automatically became members of the other four exchanges. As a result, each member has access to the entire integrated trading platform of Euronext. Euronext intends that, so far as is possible, the membership capacities and requirements of each of the exchanges will be harmonized in due course. To the extent that local regulation and legislation permit, Euronext harmonizes its trading rules across its constituent markets in a single rulebook, which is enforced by the individual local exchanges and their regulators.

On June 1, 2006, the New York Stock Exchange announced that it had entered into a merger agreement with Euronext. This merger was consummated on April 4, 2007. As a result, NYSE Euronext became the largest exchange in the world.

The United States

Broker-dealer regulation

As broker-dealers registered with the SEC and as members of the various exchanges, our broker-dealer companies are subject to overlapping schemes of regulation which cover all aspects of their businesses. These regulations relate to a variety of matters, including capital requirements, record-keeping and reporting requirements, supervisory and organizational procedures intended to assure compliance with securities laws and rules of the self-regulatory organizations, the prevention of improper trading on “material non-public” information, employee-related securities transactions and procedures for the clearing and settlement of trades.

A registered broker-dealer is subject to the Bank Secrecy Act (as amended by the USA Patriot Act of 2001, also known as the “Patriot Act”) and SEC rules that implement it. The Patriot Act was enacted following the terrorist attacks in the U.S. and is intended to help combat money laundering through U.S. financial institutions. While the provisions of the Patriot Act do not apply to all of our subsidiaries or to all aspects of their business, some registered broker-dealers may be subject to certain additional disclosure and client oversight requirements. These principally comprise additional oversight procedures to ensure compliance with the anti-money laundering program requirements of the Patriot Act.

VDM Specialists ceased its broker-dealer status effective January 31, 2008.

Minimum net capital and net liquid assets requirements

Our U.S. broker-dealer subsidiaries are subject to SEC Rule 15c3-1, sometimes called the “net capital rule,” under the Securities Exchange Act of 1934, as amended, which establishes minimum net capital requirements. The net capital rule is designed to ensure the general financial integrity and liquidity of a broker-dealer. In general, a broker-dealer’s net capital is defined as its net worth (assets minus liabilities), plus qualifying subordinated borrowings, less certain mandatory deductions that result from excluding assets that are not readily convertible into cash and from valuing conservatively its liquid assets. Among these deductions are adjustments, commonly referred to as “haircuts,” which reflect the possibility of a decline in the market value of securities prior to disposal.

All U.S. broker-dealers are required to maintain minimum net capital equivalent to the greater of $250,000 (€185,832) or 2% of aggregate indebtedness computed in accordance with SEC Rule 15c3-3, the customer reserve formula.

Failure to maintain the required net capital may require a firm to cease trading and subject a firm to suspension or revocation of registration by the SEC and the New York Stock Exchange and other regulatory bodies. Ultimately it could require the firm’s liquidation. The net capital rule prohibits payments of dividends, prepayment of subordinated indebtedness and the making of any unsecured advance or loan to a stockholder, employee or affiliate if such payment could reduce the firm’s net capital below certain required levels (which are higher than the minimum levels required for permission to continue operations). Following the transfer of VDM Specialists’ NYSE specialist activities to Lehman Brothers Inc. and the withdrawal of VDM Specialists’ broker-dealer status, the Company is no longer subject to net capital requirements arising from VDM Specialists’ activities. See note 27 to our consolidated financial statements.

Exchange fees

Exchanges and ECNs charge a variety of fees to member organizations. These fees can significantly affect the cost of trading on these venues.

Regulatory developments

Regulation NMS

On October 8, 2007 the SEC completed the phase-in of Rules 610 and 611, hence the full implementation of Regulation NMS. One provision of Regulation NMS, known as the “order protection rule,” establishes inter-market protection (i.e., the purchase or sale of an NMS stock during regular trading hours, either as principal or agent, at a price that is lower than a protected bid or higher than a protected order), subject to certain exceptions, for all NMS stocks and protection of quotations that are immediately accessible through automatic execution, subject to certain exceptions. As certain market centers offer payment for posted liquidity, the mandate for orders to be routed to the best market center under Regulation NMS, may impact the revenue streams of our trading entities.

Other U.S. Regulators and Rules

VDM Trading is a member of the ISE, NQX, FINRA, NYSE Arca, NSX and CBOE.  This entity acted as a market marker in options traded on the CBOE and has an institutional options brokerage business. Additionally, the firm is a Lead Market Maker on NYSE Arca.  The firm’s DEA is the CBOE.

VDM CM is a member of the CBSX.  This entity acts as a market maker in equities traded on the CBSX, and has a proprietary EFT trading desk.  The firm’s DEA is the CBSX/CBOE, who regulates the trading activities and other conduct of its members through rules which are subject to amendment and modification from time to time.

Through its direct-access brokerage service, OnlineTrader, VDM Financial Services trades products offered by the CME Group exchanges.  VDM Financial Services is both a CBOT member and a participant in the CME’s European Incentive Program.  The CME Group exchanges have rules that govern their members and activities on the exchanges.

R&H is a member of CBSX, NYSE, NYSE Euronext, NYSE Arca, CBOE, NQX, ISE and NSX, all of whom have rules governing their members’ activities. As a U.S.-based institutional broker offering a wide variety of brokerage services, the firm is an SEC-registered broker-dealer and FINRA member firm, and reports the NYSE/FINRA as its DEA.

Competition

Trading activities

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

Alternative Trading Platforms

Technological advances have contributed to increased trading through alternative trading systems, such as electronic communications networks, or ECNs, and crossing systems, as well as the technological effectiveness of other markets. ECNs are electronic systems with communications facilities that allow electronic routing, matching and execution of multiple orders from different firms and, in some cases, directly from investors, without human intervention. In the United States, ECNs have captured a significant share of NASDAQ transactions. However, the repeal in 1999 of NYSE Rule 390, which forbade NYSE members from trading in shares listed on the New York Stock Exchange prior to April 26, 1979 off a regulated market, for example, on an ECN, has given ECNs greater latitude to compete for transactions in NYSE-listed stocks. Trades not matched in-system are executed through traditional market mechanisms, with ECNs functioning in that case more as transmitters of orders to organized exchanges than as marketplaces for those orders. Alternative trading systems may be developed, organized and operated by large brokerage houses and investment banks with greater capital, better access to technology and direct access to investors than us. As a result, these parties may be well positioned to direct trading to these networks.

In Europe, on November 1, 2007 the Markets in Financial Instruments Directive (MiFID) came into effect, allowing Electronic communication networks, or ECNs, or multilateral trading facilities to provide execution in European listed liquid equities. MiFID could (in the longer term) lead to a more fragmented market place. Alternative execution venues could, under MiFID, attract substantial volume in European listed securities, which may have a negative impact on volumes traded on major European exchanges.

It is our aim to connect to one or more of these venues on a competitive basis in order to maintain our level of revenues while reducing costs. Similar new systems, platforms or other execution venues may continue to be developed and implemented, and existing systems may increase their share of transactions.

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

Our European trading activities are largely free from competition, in the sense that they do not pursue customer business. They do, however, compete with other firms for profitable trading opportunities, and in this sense they are in competition with any other firm or individual that might have an interest in trading equities at the same moment that they do. Trading orders from the proprietary trading desks of large investment banks and orders that these and other banks or brokerage firms submit on behalf of their clients, whether institutions, hedge funds or private individuals, all compete with our orders to execute at a specific price.

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

U.S. trading

VDM Capital Markets

Part of the revenue stream for the VDM CM market-making business is generated from liquidity rebates offered by the CBSX.  Hence, the more issues in which the firm becomes DPMM, the greater the ability to grow revenues. The firm seeks to acquire DPMM status in listings though provision of the greatest amount of liquidity in the issues it is targeting.

CBSX, launched March 5, 2007, is a stock trading facility of the Chicago Board Options Exchange, Incorporated (CBOE). CBSX is a fully electronic, Regulation NMS–compliant marketplace with liquidity provided both by DPMMs and RMMs. VDM CM owns 19.4% of CBSX and acts as a DPMM liquidity provider.

U.S. brokerage activities

U.S. brokerage – VDM Trading and R&H Securities

The primary competitive issue for an agency broker is the acquisition and retention of customer accounts.  VDM Trading and R&H are competing directly with very large brokerage firms as well as discount institutional brokerage firms.  Additionally, as customers continue to migrate towards service providers that offer “one-stop shopping” for agency execution in multiple product lines, regulatory approvals to trade various products become a critical point of differentiation.

European brokerage activities

The primary competitive issue for our electronic and voice brokerage activities in Europe is the acquisition and retention of customer accounts.  Van der Moolen competes directly with other local and international brokerage firms. As in the U.S., customers are migrating more towards service providers that offer “one-stop shopping” for agency execution in multiple product lines. Here, regulatory approvals to trade various products become a critical key differentiator.

(C) Organizational Structure

The following table sets forth the name and jurisdiction of incorporation of, and our ownership and voting interest in, our principal subsidiaries as of May 30, 2008.

Subsidiary	Country of Incorporation	Percentage Ownership and Voting Interest
VDM Trading, LLC	United States of America	100.0
VDM Capital Markets, LLC	United States of America	100.0
R&H Securities, LLC (formerly known as Robbins & Henderson, LLC)	United States of America	100.0
Van der Moolen Effecten Specialist B.V.	Netherlands	100.0
Van der Moolen Effecten Specialist B.V. Cologne Branch	Netherlands (country of residence: Germany)	100.0
Van der Moolen Effecten Specialist B.V. Zug Branch	Netherlands (country of residence: Switzerland)	100.0
Van der Moolen Derivatives, Limited (formerly known as Van der Moolen Equities, Limited)	United Kingdom	100.0
Van der Moolen Italy S.R.L.	Italy	100.0
Van der Moolen Financial Services B.V.	Netherlands	100.0
Van der Moolen Financial Services SAS	France	100.0
Van der Moolen Financial Services SAS London Branch	France (country of residence: United Kingdom)	100.0
Van der Moolen Financial Services SAS Amsterdam Branch	France (country of residence: Netherlands)	100.0
Curvalue II B.V.	Netherlands	100.0
Curvalue III B.V.	Netherlands	100.0
Curvalue III B.V. London Branch	Netherlands (country of residence: United Kingdom)	100.0
Curvalue AG	Switzerland	100.0
Cyber Trading B.V.	Netherlands	100.0
Curvalue II GmbH	Germany	100.0
Van der Moolen International Ltd	United Kingdom	100.0

(D) Property, Plant and Equipment

At December 31, 2007, we leased office space in Amsterdam, Cologne, London, Zug, Gibraltar, Paris in Europe, and in New York in the U.S. Our headquarters are located at Keizersgracht 307, Amsterdam, where we lease approximately 29,800 square feet, which is partly sublet to third parties. Our total lease expense for the existing premises is expected to be €2.0 million for the year ended December 31, 2008. Our leases expire between the years 2008 and 2012.

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

(A) Operating Results

Overview

We are a transatlantic securities trading and brokerage firm that principally engages in the trading and brokerage of equities, derivatives, equity index options and bonds on some of the leading securities exchanges in the United States and Europe. Operating from several locations worldwide, we function as

•	an “all systems” trader, providing liquidity in different markets on exchange floors and electronic trading systems through our role as specialist or proprietary trader/market maker

•
an execution broker for professional and institutional clients and as an online broker, we provide access and electronic execution to major financial equity and derivative markets through our trading system OnlineTrader

•	a participant in strategic partnerships with exchanges in order to earn income as a shareholder and active exchange participant

For the periods covered in this document, our business consisted of the following operating segments that we reported separately; Trading Securities Europe, Trading Derivatives Europe, Brokerage Europe, Trading U.S., and Brokerage U.S. PMM/CMM principal trading activities, part of Trading Derivatives Europe, and the brokerage activities in Europe were acquired at January 2, 2006. The brokerage activities in the United States consist of R&H, which was acquired in July 2007 and additional brokerage activities started up in August 2007.  We reported our remaining revenues (if any), most of which are non-operating in character or newly started operations, under Holding and Unallocated. Our subsidiaries function on a largely autonomous basis, subject to our centrally established and monitored risk management policies and financial oversight. Our principal subsidiaries, categorized by business segment, included:

Trading Derivatives Europe

•
In July 2006 we acquired the trading activities and related assets of HIT from Binck N.V. The activities were acquired by VDM Equities Ltd, currently known as Van der Moolen Derivatives Ltd.  The activities include proprietary derivatives trading and acting as a market maker in listed options on Recognized Investment Exchanges in the UK with corresponding trading in the relevant cash market;

•
In November 2006 Van der Moolen Effecten Specialist B.V., Zug Branch opened. The activities include market making on German and Swiss equity options and derivatives on the DAX, EuroStoxx and SMI indices;

•
Curvalue II B.V., Curvalue III B.V. and Curvalue II GmbH perform market making activities and day trading activities on the NYSE Euronext, NYSE Euronext.Liffe, CBOT, CME, ICE, Xetra and Eurex. Due to our preferred status we are required to quote on almost all option series of the NYSE Euronext.Liffe. Furthermore we perform arbitrage on the European exchanges, trading in futures, options and equities. We engage in day trading (proprietary trading) on Eurex and hold small open positions intraday. Overnight positions in the daytrading operations are not allowed based on our risk policy.

Trading Securities Europe

•
Van der Moolen Effecten Specialist B.V., Amsterdam, an equity trading firm on NYSE Euronext, OMX, the Borsa Italiana, Xetra, Eurex, and the SWX Europe/SWX exchange, which is engaged in proprietary trading and arbitrage;

•
As of January 1, 2006, Van der Moolen Trading GmbH was restructured and became Van der Moolen Effecten Specialist B.V., Cologne Branch. The activities consist of proprietary trading in German and Swiss equities, derivatives and arbitrage;

•
Van der Moolen Obligaties B.V., a market maker in NYSE Euronext–listed Dutch and French bonds and bonds traded on the Borsa Italiana, partly on commission basis; Van der Moolen Obligaties B.V. terminated its activities as at August 1, 2007;

•
Van der Moolen Securities Ltd, formally known as Van der Moolen Holding UK Ltd, a proprietary trader in large- and mid-capitalization shares listed on the LSE and traded in the UK. This particular trading activity was conducted as VDM Equities Ltd until September 2006 before transferring it to VDM Holding UK Ltd. Trading activities ceased in December 2007.

Brokerage Europe

•	As of January 2, 2006, as part of the acquisition of the Curvalue group, we acquired the Curvalue Brokerage Business;

•	Brokerage activities involve electronic and voice broking execution services to customers, mainly targeting institutional investors and professional traders;

•
VDM Financial Services B.V. is a wholesale broker specifically for professional clients. Our clients are mainly banks, insurance companies, hedge funds and other financial institutions. We do not provide direct market access for our professional clients since we are specialists in voice brokerage. Commission income is based on volume and size;

•
VDM Financial Services SAS provides clients, including professional traders direct market access to European and U.S. markets. Transactions are performed by clients, and not by the company, through our web based application OnlineTrader. We also provide trading workstations and software applications for trading. We monitor the risks clients are running in their portfolio. For all transactions we receive brokerage commissions and monthly fees. Access to the exchanges of which we are member are direct. Access through other brokers or members of exchanges with whom we have agreements is indirect.

Trading U.S.

•	Until December 14, 2007 VDM Specialists was included in this segment, the fourth largest NYSE specialist;

•	VDM CM commenced operations in March 2007 as a market maker on the CBSX. As of the end of 2007, VDM CM is engaged in business as a securities market maker.

Brokerage U.S.

•	As of August 1, 2007, we acquired Robbins & Henderson, LLC (now R&H), a U.S.-based institutional broker with a wide variety of brokerage services.

•
VDM Trading started 2007 as an institutional broker and options market maker. In July 2007, the company ceased its option market making activities and, as of the end of 2007, it is engaged in business only as an institutional broker.

In our consolidated financial statements, we have reported VDM Specialists, VDM Securities Ltd, VDM Gibraltar Ltd and VDM Obligaties B.V. as discontinued operations.

With the termination of our VDM Specialists activities, one of the core benefits of being listed on the NYSE disappeared. Consequently, we decided to delist from the NYSE and to terminate our ADSs program, effective May 9, 2008. The delisting and deregistration is expected to result in cost reduction in the future. As per year end, all VDM Specialists activities have been transferred, and all restructuring costs have been accounted for. As a result of the termination of our VDM Specialists’ activities, the associating Net Liquid Asset requirement has been removed, resulting in some $100 million free cash becoming available.

Basis of preparation of our consolidated financial statements

Changes in group composition

The consolidated financial statements from which the financial information discussed below has been extracted, have been prepared in accordance with U.S. GAAP. We have fully consolidated the financial statements of all subsidiary companies over which effective control is exercised by virtue of ownership of a majority of the voting rights of those subsidiaries. Further, up to February 27, 2006, as a result of the adoption of FASB Interpretation No. 46 (R), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” we have consolidated LOC, LLC (“LOC”). FIN 46(R) requires a company to consolidate a variable interest entity (“VIE”) if the company has a variable interest that gives it a majority of the expected losses, or a majority of the expected residual returns, or both, of the entity. The Company has determined that LOC is such a variable interest entity for the financial years 2005 and 2004. LOC is a limited liability company; its members are members or former members or employees of VDM Specialists. LOC’s purpose is to provide a mechanism through which its members may acquire ownership of an NYSE membership. Capital contributed by members and funds borrowed by LOC are used to purchase these memberships. At December 31, 2005, LOC and its members were the beneficial owners of three NYSE memberships. Van der Moolen Holding N.V. had guaranteed the repayment of the loan issued to LOC by a third party. The outstanding loan amount is the Company’s maximum exposure under the guarantee. The consolidation of LOC did not affect Shareholders’ equity at December 31, 2005 and December 31, 2004 or Net Loss for the years then ended.

On March 7, 2006, the NYSE/Archipelago merger was consummated. As a consequence, LOC received additional cash flows (by means of a pre-merger dividend and a cash consideration per membership), and LOC received restricted stock in the newly formed NYSE Group. Subsequent to the merger, LOC joined the secondary offering in May 2006, in which part of the received restricted shares were sold. This secondary offering resulted in additional cash flows. The merger and agreed upon proceeds from the merger were subsequently used by LOC to fully repay its debt on May 30, 2006. For 2006, the Company has determined that as of the SEC approval for the merger of NYSE and Archipelago, on February 27, 2006, LOC is no longer a variable interest entity under FIN 46 (R) and consequently, we do no longer consolidate LOC as from that date.

Generally, all significant inter-company account balances and transactions are eliminated in our consolidated financial statements, and the minority interests in our subsidiaries that are not wholly owned are reflected in them. Intercompany interest income from discontinued operations is considered income from continuing operations and included in interest income in the Consolidated Statement of income. The corresponding interest expense is included in Loss from discontinued operations before taxes.

The acquisitions and disposals which have occurred over the last three financial years have had an effect on our group structure, and the accounting treatment thereof has had a significant effect on the comparability of our results from period to period. This is an important factor in interpreting our results. The changes in our group structure over the past three financial years have been the following:

•
On January 2, 2006 we acquired 100% of the share capital of the Curvalue group. We have paid a total consideration of €44.8 million for this acquisition and recorded an amount of €25.3 million of goodwill related to this acquisition.

•
On July 24, 2006 we acquired a call option for the securities portfolio of HIT for an amount of GBP 3.0 million or €4.4 million, representing the fair value of the securities portfolio at that moment. On October 31, 2006 the purchase of the business specified in the Asset Purchase Agreement together with the assignment of the portfolio contracts and the transfer of the portfolio contracts was completed.

•
On August 1, 2007, we acquired a 100% interest in Robbins & Henderson, LLC (now R&H), a U.S.-based institutional broker. The acquisition price is based on the earnings of R&H for the years 2006, 2007 and 2008. For 2006 the price amounts to $2.0 million or €1.5 million. The acquisition price for 2007 and 2008 respectively will be 35% of the net profit for the year multiplied by factor 4.5 for 2007 and factor 4 for 2008. The acquisition price for 2007 amounts to $1.2 million or €0.8 million. R&H is included in the Company’s figures as of third quarter 2007 earnings.

•
In the second quarter of 2007, we increased our interest in VDM Specialists from 75% to 92.1%. At that moment, the remaining minority interest of 7.9% was subject to the option agreement with the remaining minority partners of VDM Specialists. In the second half of 2007, we acquired the remaining interest of minority members. On December 17, 2007, Van der Moolen Holding N.V. has sold certain assets of its U.S. specialist activities to Lehman Brothers Inc. for zero consideration. The agreement includes all specialist stocks and the majority of staff. As from the date of sale, Lehman Brothers Inc. will assume specialist responsibility for the 308 operating companies on the NYSE floor.

•
On August 16, 2007 we publicly announced the termination of the European bond activities in VDM Obligaties as from August 1, 2007 after concluding that the activities could not be scaled to the desired levels.

•
On December 11, 2007, we decided to terminate the business of Van Der Moolen Securities Ltd after concluding that this entity can not meet the desired levels of profitability. The termination of Van der Moolen Securities Ltd was completed on December 21, 2007.

•
Also on December 11, 2007, we decided to terminate the business of VDM Gibraltar Ltd after concluding that this entity can not meet the desired levels of profitability. We have sold our interest in VDM Gibraltar Ltd, whose activities are focused on institutional brokering.

Following the closure and sale of the operations of Cohen, Duffy, McGowan & Co., LLC, Kenny & Co, Van der Moolen Opties Amsterdam B.V., Van der Moolen UK Ltd and Van der Moolen Options USA, LLC (in previous years), VDM Specialists, VDM Securities Ltd, VDM Obligaties B.V. and VDM Gibraltar Ltd (in 2007), the results of these subsidiaries have been reclassified in our consolidated financial statements for the financial years 2007, 2006 and 2005 as discontinued operations, in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets.”

Determination of functional currency

Functional currency change

The primary economic environment in which a corporate entity operates determines its functional currency.

Effective April 1, 2007 the functional currency of Van der Moolen Holding N.V. and certain of its intermediate holdings has been changed from the U.S. dollar to the euro. As from January 1, 2004 these entities applied the U.S. dollar as their functional currency because the U.S. dollar was considered as the currency of the primary environment and the primary source of cash flow.

The acquisition of the Curvalue group, the steep growth in revenues in the Company’s European activities (which are primarily based on transactions in the Euro currency) and the decline in revenues in the U.S. activities are considered by management as a change in the underlying transactions, events and conditions and reflect the dominance of the European activities in the Euro zone which can no longer be considered as a temporary phenomenon.  The euro is the currency of the primary environment and is the primary source of cash flow. The Shareholders equity at December 31, 2006 was not affected by this change.

The currency in which the financial statements are presented (the presentation currency) is the euro, given the statutory seat of Van der Moolen Holding N.V.

Recent Accounting Pronouncements

The Company has delisted from the NYSE and expects that after the fiscal year 2007, it will no longer publish information in accordance with U.S. GAAP. Consequently, subsequent U.S. GAAP accounting pronouncements will have no effect on the Company’s future financial reporting.

Critical Accounting Policies

The Notes to our consolidated financial statements included elsewhere in this annual report contain a summary of our significant accounting policies. Many of our accounting policies require significant judgment regarding the valuation of assets and liabilities and/or significant interpretation of specific accounting guidance, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. The following is a summary of our more judgmental and complex accounting policies. Additional information about these policies can be found in Note 2 to our consolidated financial statements.

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

We performed an impairment test of goodwill on the trading and brokerage activities of Curvalue in the second quarter of 2007.  In our SFAS No. 142 test, we compared the fair values of our reporting units and the fair value of our reporting units’ goodwill—obtained based on the methods described above—to their respective carrying values in two separate steps under SFAS No. 142 guidelines. Furthermore, we have performed an impairment test the carrying value of the goodwill related to R&H and VDM CM on December 31, 2007.

Goodwill related to our VDM Specialists activities was impaired in the fourth quarter of 2007, following the disposal of certain assets and personnel.

The impairment charge attributable to continuing activities amounted to €0.3 million and is fully related to VDM CM. The impairment charge on goodwill attributable to the transferred activities of VDM Specialists amounts to €4.0 million, which is included in the line item: Income/(loss) from discontinued operations before income taxes.

The determination of fair value is necessarily a subjective process. Depending on market factors in 2008 and beyond, we could be faced with further impairment indicators affecting the carrying value of our goodwill and other intangibles at December 31, 2008, which could result in future impairment losses.

Other intangible assets - specialist stock lists

Until December 17, 2007, the date of closing the deal with Lehman Brothers Inc. on the specialist stock lists and the transfer of the majority of staff of VDM Specialists, other intangible assets mainly consisted of specialist stock lists acquired in connection with certain business combinations. They were amortized on a straight-line basis over 40 years. The fair value of the specialist stock lists at the date of acquisition used for purchase price allocation and the determination of the useful lives were determined on the basis of independent appraisals. The useful lives are determined on the basis of analysis of historical turnover characteristics of the specialist stocks. We periodically evaluated whether events or circumstances had occurred that indicated the remaining estimated useful life may warrant revision or that the remaining balance may not be recoverable. Factors we considered important which could have triggered impairment included, among others, changes to the specialist function on the NYSE, the loss of significant stocks for which we acted as specialist and a significant decrease of our market capitalization. When factors indicated that intangible assets should be evaluated for possible impairment, we use an estimate of undiscounted projected cash flows over the remaining life in order to measure whether the assets are recoverable. As a result of the disposition of the related assets and transfer of personnel in December 2007, an impairment charge of €117.9 million was necessary for the specialist stock lists of VDM Specialists.

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

The discount rate is based on the return of high-quality fixed-income corporate bonds, using an index based on stated bonds. This index is marked up taking into account that corporate bonds bear an additional risk and the fact that pension liabilities have a longer duration than the state bonds. Based on the available information we set the discount rate as per December 31, 2007 at 5.50%. The discount rate used to determine the Net Periodic Pension Costs for the year ended December 31, 2007 was 4.75%.

For a detailed discussion of the other underlying assumptions, expected future funding benefit obligations and expected future benefit payments, see Note 18 to our consolidated financial statements. It is expected that the future benefit payments will have no material impact on future cash flows and that there is no material uncertainty in the funding of the obligation itself.

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

With respect to the regulatory investigations and civil litigations mentioned above, there can be no assurance as to the outcome or timing of the resolution of these matters. The range of possible resolutions could include determinations and judgments against the Company or settlements that could require substantial payments by the Company that could have a material adverse effect on the Company’s financial condition, results of operations and cash flows.

Taxation

In 2007 the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”) which became effective for fiscal years beginning after December 15, 2006. FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by tax authorities. The amount recognized is measured as the amount of benefit that represents a greater than 50% likelihood of being realized upon ultimate settlement.

Significant judgment is required in determining the worldwide provision for income taxes. The necessary assessments are made in consultation with our external tax advisors. There are transactions and calculations arising in the ordinary course of business for which the ultimate tax determination is uncertain; such uncertainty will only be eliminated upon the finalization of the corresponding tax returns with the relevant tax authorities. When the final tax outcome of these matters is determined to be different from the amounts that were initially recorded, such differences will affect the provision for income taxes from continuing operations in the period in which such determination is made. We refer to “Results of Operations for the Years Ended December 31, 2006 and 2005” for a discussion of non-recurring tax benefits included in our results of operations in the years covered by this document.

Furthermore, the Company has significant carry forward tax losses and temporary differences between book and tax balances, resulting in related deferred income tax assets, mainly related to the U.S. entities. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced by a valuation allowance if, based on the weight of the available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.  Significant judgment is required in determining the extent of this valuation allowance, as future utilization of the carry forward losses and temporary differences is dependent on the Company’s ability to successfully generate sufficient tax income in the relevant carry forward period. In the event that the final tax results in this carry forward period are different from the amount initially estimated in the determination of the extent of the valuation allowance, such difference might result in a reassessment of the valuation allowance related to the deferred tax assets.

Revenues

Our revenues are comprised of four principal components: specialist activities (until December 17, 2007), commission income, proprietary trading/market making activities, and net income from the investment in the NYSE Group Inc. In addition, until its closure in February 2005, we derived a small portion of our revenue from net interest income from stock lending activities.

•
Specialist activities. Our revenues from specialist activities consist, until December 17, 2007 primarily of net trading income from principal transactions in securities for which VDM Specialists and, until December, 2004, Van der Moolen Options USA, LLC, acted as specialists. The net gain on principal transactions represents trading gains net of trading losses, and is earned by these subsidiaries when they act as principal buying and selling their specialist stocks. These revenues are primarily affected by the total number of specialist stocks for which our subsidiaries act as specialist, as well as changes in turnover and fluctuations in the price of the specialist stocks. Turnover in our stocks has historically been driven by general trends in trading volume, as well as other factors affecting exchange-listed companies, including merger and acquisition activity, stock splits, frequency and content of company news releases, increased analyst coverage and investor sentiment.

•
Commission income. Commission income consists of commissions earned when our subsidiaries act as agent to match buyers and sellers for limit orders executed by them on behalf of brokers within a specified time period. As of January 2, 2006 with the acquisition of the Curvalue group, it also relates to income stemming from electronic and voice broking activities with customers and the execution of counterparties’ trades in certain other circumstances as mandated by the relevant exchange. 2007 commission income in the United States is primarily influenced by share volume of the trades executed by our subsidiaries as agent, while in Europe it is influenced by the value of securities transacted and, to a lesser extent, to the share volume of trades executed on behalf of customers. The majority of commission revenue is earned by our European and U.S. brokerage activities.

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

•
Net interest income from stock lending activities. Net interest income from stock lending activities represents interest earned net of interest paid in connection with the stock lending activities that were carried out by VDM Specialists until February 2005. We no longer offer this service.

•
Investment in NYSE Group Inc. The net income related to the investment in the NYSE Group Inc consist of the realized gain as a result of the NYSE merger and the unrealized gain resulting from the marking to the fair value of these shares. This includes a block discount related to the restriction of transfer of the NYSE Group shares. The revenues are primarily affected by the change in the quoted price of the NYSE Group Inc on the NYSE and the decrease of the discount related to the restriction of transfer of the shares over time.

See “Item 4. Information on the Company—(B) Business Overview—Our Business” for further details on the components of our revenues.

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

Volatility and Turnover in 2007. In 2007, the financial market circumstances were favorable, with high volatilities and high volumes. The turbulence on the financial markets resulted in peak trading volumes and volatilities, specifically in the second half of 2007. Turnover increased in virtually all markets and the European markets were particularly positive. The positive performance in Europe contrasted with a less auspicious trend in the U.S. markets, specifically the NYSE, where NYSE market share further declined and volatility was lower due to a smaller average order size.

•	The United States. In 2007, turnover on the NYSE rose by 23%. In 2006, turnover on the NYSE rose 18%.

•
Germany and Switzerland. In 2007, the local currency value of trading on the Deutsche Börse increased by 64%, compared with 2006, and in 2006, increased by 32% compared with 2005. Value of trading on the SWX Swiss Exchanges remained approximately the same in 2006 and rose by 28% in 2006.

•	France, Belgium, Portugal and the Netherlands. Turnover on NYSE Euronext advanced 25% in 2007 and 33% in 2006.

•	The United Kingdom. The LSE saw a 109% increase in turnover in 2007 and a 44% increase in 2006.

•	Italy. The Borsa Italiana saw turnover rise by 230% in 2007 and 20% in 2006.

The following table provides information regarding the trading activity of the stock markets on which our subsidiaries operated in 2007 and 2006, compared with 2006 and 2005, respectively:

Increase or Decline
Trading activity Equities	2007 vs. 2006	2006 vs. 2005
NYSE	23% increase	18% increase
Deutsche Börse	64% increase	32% increase
NYSE Euronext	25% increase	33% increase
LSE	109% increase	44% increase
SWX (Switzerland)	0% increase	28% increase
Borsa Italiana (Italy)	230% increase	20% increase

Source: Individual exchanges. Local currency value, equities only.

The ability of our subsidiaries to capture revenue depends significantly on the level and volatility of market activity in the United States and Europe. The following table provides information regarding average intraday price ranges, an indicator of volatility, in 2007 and 2006, compared to 2006 and 2005, respectively:

Increase or Decline
Country	Stock Market Index	2007 vs. 2006	2006 vs. 2005
United States of America	NYSE Composite Index	11% increase	10% increase
Germany	Xetra DAX 30-DAX Index	12% increase	28% increase
Switzerland	SMI-Swiss Market Index	15% increase	17% increase
The Netherlands	AEX-Amsterdam AEX Index	13% increase	34% increase
United Kingdom	FTSE 100 Index	10% increase	35% increase
France	CAC-40 Index	12% increase	29% increase
Italy	Standard&Poor’s MIB Index	15% increase	20% increase

Source: Bloomberg.

Expenses

Our expenses consist of eight principal components: exchange, clearing and brokerage fees; employee compensation and benefits; lease of exchange memberships (as of 2006 disclosed as lease of exchange memberships and trading licenses); information and communication expenses; general and administrative expenses; depreciation and amortization; impairment of goodwill; and impairment of other assets. For the year ended December 31, 2003, a further category was included to reflect the expenses related to the settlement reached with the NYSE and the SEC described in “Item 8. Financial Information—(A) Consolidated Statements and Other Financial Information—Regulatory Proceedings and Litigation” and “Item 3. Key Information—(D) Risk Factors.”

•
Exchange, clearing and brokerage fees. Exchange, clearing and brokerage fees represent exchange fees paid to securities exchanges of which one or more of our subsidiaries are a member, transaction fees paid either to the exchanges in which our subsidiaries operate or to other service providers, and execution fees paid to third parties, primarily for executing trades in listed securities. The aggregate fees we pay fluctuate with our level of trading activity, but they may also change as a result of the rates that third parties charge us or the way those charges are calculated, and as a result of currency exchange rate movements.

•
Employee compensation and benefits. Our largest structural expense is employee compensation and benefits. It consists primarily of salaries, wages, social security or similar contributions, and profit-based (partly discretionary) compensation. Profit-based compensation includes compensation and benefits paid to managing directors, trading professionals and other employees of each of our subsidiaries based on the employee’s overall performance and the profitability of the relevant subsidiary. Because a large proportion of our compensation is profit-based, to a certain degree we can manage this expense to compensate fluctuations in our revenues.

•
Lease of exchange memberships and trading licenses. Lease of exchange memberships and trading licenses comprises lease payments paid to related and third parties for seats on the NYSE in 2006 and on other exchanges where we operate. Following the demutualization of the NYSE, memberships can no longer be leased and access to the exchange floor has to be purchased through auctions. Due to the fact that no NYSE memberships can be leased and following the acquisition of the Curvalue group, the relative portion of the trading licenses expenses in 2006 in this expense category rose markedly compared to 2005. As a result, we have amended the name of this component of expenses by adding “and trading licenses”.

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

•	Depreciation and amortization. Depreciation and amortization includes the depreciation of property and equipment and the amortization of intangible assets.

•
Provision for the NYSE/SEC investigation. This provision relates to the settlement we reached with the NYSE and the SEC in connection with their investigation into alleged improper trading practices at several New York Stock Exchange specialist firms, including VDM Specialists.

•	Impairment of goodwill. This item includes impairment charges on goodwill.

•	Impairment of other assets. Impairment of other assets comprises impairments of owned memberships in exchanges and other (intangible) assets.

Taxation

Our provision for income taxes consists of current and deferred income taxes arising from within and outside of the Netherlands. Taxes are calculated for each individual group company. The effective tax rate differs from the theoretical amount that would arise on the basic tax rate of the Netherlands as described in Note 13 to our consolidated financial statements.

Recent Developments

(a) Impact BAvA, impact withdrawal shares

On March 18, 2008, the Company held an extraordinary shareholders meeting (BAvA). The BAvA approved an alteration to the Articles of Association and authorized the Company to acquire an additional 10 percent of its the Company’s outstanding shares. Furthermore, the BAvA approved the cancellation of the own shares held by the Company.

(b) Last Earn-Out Curvalue acquisition

On January 2, 2008, Van der Moolen announced that 1,175,965 common shares of Van der Moolen Holding N.V. have been issued as part of the settlement of the earn-out agreement in respect of the Curvalue acquisition that was completed on January 2, 2006. The amount of the earn-out payment was based on the profitability of Curvalue in 2006 relative to pre-established profit targets. The issuance of the common shares Van der Moolen Holding N.V. has been included in the 2007 basic earnings per share.

(c) Sale of Series B Voting Shares in CBOE Stock Exchange LLC

On January 3, 2008, VDM Chicago LLC, part of the Van der Moolen Group, has agreed to sell an interest of 0.6% in CBOE Stock Exchange, LLC to Lime Brokerage Holdings LLC. The consideration agreed amounts to €0.6 million. After this sale, the Van der Moolen Group holds an interest of 19.4% in CBOE Stock Exchange, LLC.

(d) Share buyback

On January 24, 2008, Van der Moolen announced the intention to buy back its common shares up to a maximum of 10%, or 4.6 million shares. On March 10, 2008, Van der Moolen announced that to date 4,576,125 ordinary shares were repurchased for a total consideration of €12,860,419 (excluding costs directly attributable to the repurchase).

(e) Repayment Subordinated debt

As part of the termination of the specialist activities of VDM Specialists, the subordinated loans, which were taken up to fund minimum net liquidity and capital requirements of VDM Specialists, were repaid in the amount of

€46.9 million on January 31, 2008. A make-whole penalty of €3.5 million has also been paid for this early redemption.

(f) Gibraltar Exchange

The bank guarantee of €1.7 million which has been issued for a possible participation in the Gibraltar Exchange, a company incorporated in accordance with the laws of Gibraltar, has been withdrawn in 2008.

(g) First Quarter 2008 profitability

In the first quarter of 2008, the Company returned to profitability, reporting a net profit of €4.0 million compared with a €70.8 million loss in the fourth quarter of 2007 and a loss of €4.4 million in the first quarter of 2007 (all based on IFRS and before preferred financing dividend). This result reflects the results of the Company’s strategy over the past year, solid performance of European activities, and a significant increase in contribution of U.S. activities.

At €32.7 million, our reported revenues in the first quarter of 2008 are 33% higher than in the fourth quarter of 2007 and 9% above those earned in the first quarter of 2007. Compared to the fourth quarter of 2007, revenues increased by €8.2 million, of which €6.8 million is related to our European activities.  The increase in revenue compared to the first quarter of 2007 is attributable entirely to our U.S. activities, which contributed €4.2 million in the first quarter of 2008 compared to €1.3 million in the first quarter of 2007.

Our 2008 first quarter operating profit was €6.1 million, compared with €1.7 million in profit in the first quarter of 2007 and an operating loss of €1.7 million in the fourth quarter of 2007. This strong increase is due mainly to increased revenues from the high margin activities on which we intend to focus in 2008.

(h) Share buyback

On June 13, 2008 the Company announced its intention to buy back its common shares up to a maximum of 10%, or 4.2 million shares. At the current market price, this represents a total amount of €13.8 million. The purpose of the share buyback is to obtain shares for future incentive plans for Company staff and future acquisitions.

(i)  Sale of interest in Elite Derivatives, Ltd.

In June 2008, the Company sold its interest in Elite Derivatives, Ltd.

Looking Ahead

Our management priorities for the year 2008–2009 include:  Developing and expanding our electronic brokerage to provide high quality, low-cost execution, including development of distribution and back-office relationships; obtaining a bank license in order to facilitate access to the retail market segment; consolidating strength of operations and integrating activities to focus on efficient use of resources and facilities; expanding trading capabilities to markets and products where the Company does not yet have a presence; further developing VDM CM as a DPMM; expanding derivatives trading on U.S. markets; further developing and investing in new algorithms and automated trading in cross-listed, multiple products; and further developing an execution brokerage in the U.S.  At the same time we are exploring investments in back office capability and developing our distribution strategy. We anticipate that this will be in part developed within our organization and in part with current and new business partners. We are reserving a part of our free cash flow to invest in the execution of this strategy.

Results of Operations for the Years Ended December 31, 2007 and 2006

Revenues

The following table provides information about our revenue composition and contribution of our business segments to our total revenues from continuing operations for the year ended December 31, 2007.

Year Ended December 31, 2007	Specialist Activities	% of Total Revenues	Commission Income	% of Total Revenues	Proprietary Trading Market- Making Activities	% of Total Revenues	Net Income NYSE Transaction	% of Total Revenues	Net Income Interest Income from Stock- lending	% of Total Revenues	Total
	(in € millions, except percentages)
Trading Securities Europe	—	0.0%	—	0.0%	27.6	24.9%	—	0.0%	—	0.0%	27.6
Trading Derivatives Europe	—	0.0%	0.2	0.2%	60.0	54.1%	—	0.0%	—	0.0%	60.2
Brokerage Europe	—	0.0%	16.8	15.1%	—	0.0%	—	0.0%	—	0.0%	16.8
Trading U.S.	—	0.0%	0.3	0.3%	3.2	2.9%	(0.2)	(0.2)%	—	0.0%	3.3
Brokerage U.S.	—	0.0%	3.0	2.7%	—	0.0%	—	0.0%	—	0.0%	3.0
Total Revenues	—	0.0%	20.3	18.3%	90.8	81.9%	(0.2)	(0.2)%	—	0.0%	110.9

The following table provides information about our revenue composition and contribution of our principal business segments to our total revenues from continuing operations for the years ended December 31, 2006.

Year Ended December 31, 2006	Specialist Activities	% of Total Revenues	Commission Income	% of Total Revenues	Proprietary Trading Market- Making Activities	% of Total Revenues	Net Income NYSE Transaction	% of Total Revenues	Net Income Interest Income from Stock- lending	% of Total Revenues	Total
	(in € millions, except percentages)
Trading Securities Europe	—	0.0%	—	0.0%	13.9	16.0%	—	0.0%	—	0.0%	13.9
Trading Derivatives Europe	—	0.0%	0.0	0.0%	33.9	39.1%	—	0.0%	—	0.0%	33.9
Brokerage Europe	—	0.0%	14.3	16.5%	0.7	0.8%	—	0.0%	—	0.0%	15.0
Trading U.S.	0.1	0.1%	0.1	0.1%	1.9	2.2%	21.8	25.1%	—	0.0%	23.9
Brokerage U.S.	—	0.0%	—	0.0%	—	0.0%	—	0.0%	—	0.0%	0.0
Total Revenues	0.1	0.1%	14.4	16.6%	50.4	58.1%	21.8	25.1%	—	0.0%	86.7

Our revenue from continuing operations increased by €24.2 million, or 27.9%, from €86.7 million for the year ended December 31, 2006 to €110.9 million for the year ended December 31, 2007. This increase in revenue was caused primarily by the increase in revenues from our European trading operations which rose by €40.0 million or 46%. Activities acquired during 2007, contributed €3.0 million or 3.5%. The increase in the revenues from our European activities and the positive impact of the newly acquired business was partly offset by a decrease of €22.0 million or 25.4% in the net income resulting from the NYSE transaction. 2006 revenues were significantly impacted by the income resulting from the NYSE merger, which contributed €21.8 million. In the NYSE merger in 2006, the NYSE memberships were converted into the right to receive a cash amount and a number of NYSE Group common shares and subsequently to the merger, we have joined the so-called secondary offering of NYSE Group shares in that year.

Our European activities accounted for 94.3% of our revenues from continuing operations for the year ended December 31, 2007, compared with 72.4% in 2006. This underlines the dominance of our European activities compared to the total revenues generated from our continuing business.

•
Specialist activities. Revenues from specialist activities decreased by €0.1 million or 100%, falling from €0.1 million for the year ended December 31, 2006 to nil for the year ended December 31, 2007. In December 2007, the Executive Board decided to transfer certain assets and the majority of personnel of VDM Specialists. As a consequence, this activity is considered as a discontinued operation and recorded as such in the Consolidated statement of income.

•
Commission income. Commission income rose €5.9 million or 41.0% to €20.3 million in 2007, mainly due to the increase of €2.5 million in revenues resulting from the former Curvalue Brokerage segment, along with the impact of the acquisition of Robbins & Henderson LLC (now R&H) in the second half of 2007, which contributed €3.0 million in the commission income in 2007. Other segments contributed €0.5 million of commission income in 2007, compared to €0.1 million in 2006.

•
Proprietary trading/market making activities. Revenues from proprietary trading/market making activities rose €40.4 million or 80.2% from €50.4 million for the year ended 2006 to €90.8 million for the year ended 2007. This increase is almost fully attributable to our Trading Securities Europe and Trading Securities

Derivatives segments, which reported increased revenues of €13.7 or 98.6% and €26.1 million or 77.0% compared to last year respectively.

•
In 2007, the net loss related to the investment in the NYSE Euronext consists of the net amount of the realized gain as a result of the disposal of part of our share in NYSE Euronext and the unrealized loss resulting from the marking to fair value on the remaining NYSE Euronext interest. In 2006, net income from NYSE transaction relates fully to revenues resulting from realized and unrealized results on NYSE shares (including the conversion and the secondary offering).

•
Net interest income from stock lending activities. As a result of the closure by VDM Specialists of its stock lending business on February 11, 2005 there are no revenues for the period ended December 31, 2007 and 2006.

Expenses

Our expenses from continuing operations rose €29.1 million, or 35.1%, from €82.9 million for the year ended December 31, 2006 to €112.0 million for the year ended December 31, 2007. Impairment charges, related to the goodwill resulting from the additional 50% profit share acquired in VDM CM, as well as impairment charges related to other assets accounted for an amount of €0.9 million, or 0.8% of the total expenses for the year ended December 31, 2007. This compares with impairment charges of €7.6 million or 9.2% in 2006. Excluding the impairment charges, total expenses in 2007 were €35.8 million or 47.5% higher than those recognized in 2006.

In 2007 and 2006, expenses related to continuing operations were influenced by several material non recurring items, which can be summarized as follows:

•
In 2007, we have changed the nature of the trading activities in VDM Trading. As a result of this change, severance costs have been incurred. The total severance payments related to the change of activities amounts to €1.0 million.

•	The recognition of severance payments related to our Dutch activities and at the Van der Moolen Holding N.V. level amounting to €2.0 million.

•
Other non-recurring expenses amounting to €4.4 million in 2007 including legal and advice expenses of €1.6 million. In 2006, non-recurring expenses of €4.3 million related to various settlements were recorded.

Excluding the non-recurring items and impairment charges, the operating expenses for 2007 would have amounted to €103.7 million, an increase of €32.7 million or 46.1% compared to 2006.

•
Exchange, clearing and brokerage fees. Exchange, clearing and brokerage fees rose by €5.3 million, or 19.8%, from €26.8 million in 2006 to €32.1 million in 2007. The increase of €5.3 million is partly due to the impact of acquisition of new activities and Greenfield operations (impact €1.2 million). Expressed as a percentage of revenues (excluding net income from NYSE transaction), exchange, clearing and brokerage fees declined from 41.3% to 29.0%. The drop is mainly attributable to the impact of higher revenues stemming from continuing operations with a relatively low level of exchange clearing and brokerage fees.

•
Employee compensation and benefits. Employee compensation and benefits rose €25.4 million, or 107.2%, from €23.7 million in 2006 to €49.1 million in 2007. Fixed employee benefit expenses were €5.5 million higher than the 2006 level whereas variable employee benefit expenses increased by €19.9 million.

The increase in the fixed employee benefit expenses reflects new activities and activities set up during 2006 and 2007 (impact €6.3 million), partly offset by savings in fixed benefit expenses at holding company level of €0.8 million.

The variable component of employee benefit expenses comprises incentive compensation for our personnel and is correlated with the development of our revenues. The increase in variable employee benefits expenses is mainly due to the impact of the strong performance in 2007 of our European activities (impact €7.2 million). In addition, activities acquired in 2007 and the activities started up in 2006 and 2007 impacted the variable employee benefit expenses by €10.2 million. Non-recurring items, mainly related to severance payments, impacted the variable employee benefit expenses by €3.0 million. Other activities accounted for €0.5 of lower variable employee benefit expenses.

•	Lease of exchange memberships and trading licenses. Lease of exchange memberships and trading licenses for 2007 remained the same compared to 2006.

•
Information and communication. Information and communication expenses rose €3.0 million compared to 2006. Factors contributing to this increase are new activities and activities started up in 2006 and 2007 (impact €1.7 million) and higher expenses related to the need for faster and more sophisticated information systems, mainly related to our European trading activities. As a percentage of revenues (excluding net income from NYSE transaction) information and communication expenses remained the same at about 6.6%.

•
General and administrative expenses. General and administrative expenses increased by €1.3 million, or 8.1%, from €16.1 million in 2006 to €17.4 million in 2007. This increase was mainly due to higher expenses with OnlineTrader (impact €1.1 million)

In 2007, a non-recurring amount of €4.4 million was recognized, including non recurring professional fees of €1.6 million. In 2006, non recurring expenses of €4.3 million related to the settlement reached in respect of the stock loan investigation of the NYSE and the settlement of the securities class action lawsuit in the U.S. has been included.

•
Depreciation and amortization. Depreciation and amortization increased by €0.8 million, or 19.5%, from €4.1 million in 2006 to €4.9 million in 2007, mainly attributable to higher amortization expenses on capitalized software.

•
Impairment of goodwill. The impairment charge of goodwill decreased from €7.6 million in 2006 to €0.3 million in 2007. The 2007 amount relates to an impairment on goodwill paid to acquire an additional profit share of 50% in VDM CM. The 2006 amount relates to an impairment charge on the brokerage activities of Curvalue, resulting from an impairment test performed in the second quarter of 2006 for the trading and brokerage activities of Curvalue.  The impairment charge of €7.6 million on the goodwill attributable to the brokerage activities was mainly due to a downward trend in revenues and operating income.

•
Impairment of other assets. In 2007, an impairment charge of €0.6 million related to other intangible assets was applicable, mainly related to capitalized software (€0.3 million) and the write off of property and equipment within VDM Trading. In 2006, no impairment of other assets was recognized.

Interest benefits and expenses, net

For the year ended December 31, 2007 we reported a net interest income of €4.5 million, a 46.4% decline compared to €8.4 million recognized in 2006. The decline is mainly due to higher interest expenses related to our continuing U.S. trading activities (impact €1.1 million) as well as increased interest expenses related to our Trading Derivatives segment (impact €1.4 million).

Other gains and losses - net

Other gains and losses recognized for the year ended December 31, 2007 consist of foreign currency gains and losses and our share in the result from associates.

Until April 1, 2007, Van der Moolen Holding N.V. and some of its intermediate holding companies incurred foreign currency gains and losses on monetary financial assets and liabilities denominated in a currency other than the U.S. dollar, the functional currency of these entities until that date. On April 1, 2007, the functional currency of these entities was changed to the euro. Consequently, after this date foreign currency losses and gains are recorded on monetary assets and liabilities denominated in other currencies than the euro. The combined net foreign currency loss for 2007 amounted to €2.6 million.

For a further explanation on the functional currency we refer to “Determination of functional currency” in this chapter.

In addition, a loss of €0.2 million related to our 20% investment in CBOE Stock Exchange, LLC has been recorded, based on an overall loss by this entity of €1.0 million in 2007.

In 2006, we recognized a benefit of €0.5 million in connection with the settlement of the litigation surrounding the value of the option to acquire an interest of 12.3% in Prebon. The litigation started as a result of the take-over of Prebon by a third party and the subsequent request Van der Moolen Holding issued for the settlement of the option value and foreign currency losses, net of €1.4 million.

In 2006, Van der Moolen Holding N.V. and some of its intermediate holding companies incurred foreign currency gains and losses on monetary financial assets and liabilities denominated in a currency other than the U.S. dollar, the functional currency of these entities for the full year. The combined net foreign currency loss amounted to €1.4 million. It is the Company’s policy to mitigate the effect of currency fluctuations that will result in volatility in the Company’s Statement of Income, as reported under International Financial Reporting Standards (IFRS). In 2006 under IFRS, a foreign currency profit of €1.8 million related to the preferred financing shares in the period January 1, 2006 up to and including April 5, 2006 was recognized through the income statement, as a result of the recognition of the preferred financing shares as monetary liabilities in that specific period. At April 5, 2006, our annual general meeting of shareholders approved the alteration of the Articles of Association in order to permit recognition of the preferred financing shares as equity instrument under IFRS.

Since these preferred financing shares are treated as a component of shareholders’ equity under U.S. GAAP for the full year 2006, the preferred financing shares did not give rise to exchange gains and losses recognizable in the income statement.

However, the euro-denominated long monetary position that amongst others resulted from the appreciation of the euro relative to the U.S. dollar was the main reason for the foreign currency loss of €1.4 million as reported in our Consolidated Statement of Income under U.S. GAAP. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Currency Risk”.

(Loss)/income from continuing operations before income taxes

As a result of the aforementioned factors, our income from continuing operations before income taxes decreased from €11.3 million for the year ended December 31, 2006 to €0.6 million for the year ended December 31, 2007, a decline of €10.7 million.

As described above, the result for the year ended December 31, 2006 was significantly positively affected by the recognition of revenues in the amount of €21.8 million related to the NYSE transaction compared to a loss of €0.2 million resulting from the sale and value change on NYSE Euronext shares in 2007.

Also, an impairment charge related to goodwill of €7.6 million has been recorded in 2006, compared to an impairment charge of €0.9 million for the year ended December 31, 2007.

Overall, these items positively impacted the 2006 income from continuing operations before income taxes by €14.2 million, compared to a negative impact of €1.1 million in 2007.

Excluding these items the result from continuing operations before income taxes improved from a loss of €2.9 million to a profit of €1.7 million in 2007. This improvement is attributable to higher revenues (excluding the net income from the NYSE transaction) of €46.2 million, partly offset by higher expenses, excluding the impairment charges, of €35.8 million. In 2007, interest benefits were €3.9 million lower than in 2006 and other gains and losses showed an increase of €1.9 million.

Provision for income taxes

The provision for income taxes from continuing operations decreased from €5.7 million in 2006 to an amount of €2.5 million in 2007. The provision for income taxes as a percentage of income before taxes and after minority interests was 178.6% in 2007 (the tax provision of €2.5 million divided by pretax profit of €1.4 million) compared to a benefit of 49.1% in 2006 (the tax provision of €5.7 million divided by pretax profit of €11.6 million).

The provision for income taxes as a percentage of income before taxes and after minority interest is for both years significantly impacted by a valuation allowance on deferred income tax assets related to temporary deductible differences and tax losses carried forward on our U.S. activities. This valuation allowance follows from management’s reassessment of the more-likely-than-not criteria as stated in the applicable accounting standards in the light of the multiple years of tax losses incurred in the applicable tax jurisdictions in December 2006 and 2007.

In addition, the effective tax rate, calculated by determining the provision for income taxes as a percentage of income before taxes and after minority interest, is significantly influenced by non-taxable income, non-tax deductible costs and changes in enacted tax rates. See “Note 13 Income tax” in the Consolidated Financial Statements.

Minority interest

Minority interest in the Consolidated Statement of Income represents all (pre-tax) income or loss distributable to minority interests, including interest on minority members’ capital contributions, if and when applicable.

In 2007, the minority interest on the results of continuing operations is almost fully attributable to the minority share in the pre-tax results of VDM CM. In December 2007, we acquired a 100% interest in this entity. In 2006, the minority interest is almost fully attributable to the minority share in the pre-tax results of VDM Trading. During the half year of 2007, we have acquired all minority interest in this entity.

Net loss from discontinued operations

In our Consolidated Statement of Income, we have reported VDM Specialists, VDM Securities Ltd, VDM Gibraltar Ltd and VDM Obligaties B.V. as discontinued operations.  In line with reporting requirements, we have adjusted our comparative figures for 2006 and 2005 to reflect the impact of the discontinued operations.

The net loss from discontinued operations amounts to amounts to €274.6 million in 2007 compared to an amount of €69.1 million in 2006. The major part of the net loss from discontinued operations results from the disposal of certain assets and the transfer of personnel of VDM Specialists with a net loss of €147.8 million and €69.1 million in 2007 and 2006, respectively. Also, in 2007 the recognition of the currency translation results of discontinued operations contributed €122.6 million to the net loss from discontinued operations, which has no impact on the total shareholders’ equity.

Net loss

As a result of the aforementioned factors, our net result for the year ended December 31, 2007 amounted to a loss of €275.7 million compared to a loss of €63.2 million for the year ended December 31, 2006,  a deterioration of €212.5 million.

Results of Operations for the Years Ended December 31, 2006 and 2005

Revenues

The following table provides information about our revenue composition and contribution of our principal business segments to our total revenues for the year ended December 31, 2006.

Year Ended December 31, 2006	Specialist Activities	% of Total Revenues	Commission Income	% of Total Revenues	Proprietary Trading Market- Making Activities	% of Total Revenues	Net Income NYSE Transaction	% of Total Revenues	Net Income Interest Income from Stock- lending	% of Total Revenues	Total
	(in € millions, except percentages)
Trading Securities Europe	—	0.0%	—	0.0%	13.9	16.0%	—	0.0%	—	0.0%	13.9
Trading Derivatives Europe	—	0.0%	0.0	0.0%	33.9	39.1%	—	0.0%	—	0.0%	33.9

Year Ended December 31, 2006	Specialist Activities	% of Total Revenues	Commission Income	% of Total Revenues	Proprietary Trading Market- Making Activities	% of Total Revenues	Net Income NYSE Transaction	% of Total Revenues	Net Income Interest Income from Stock- lending	% of Total Revenues	Total
	(in € millions, except percentages)
Brokerage Europe	—	0.0%	14.3	16.5%	0.7	0.8%	—	0.0%	—	0.0%	15.0
Trading U.S.	0.1	0.1%	0.1	0.1%	1.9	2.2%	21.8	25.1%	—	0.0%	23.9
Brokerage U.S.	—	0.0%	—	0.0%	—	0.0%	—	0.0%	—	0.0%	0.0
Total Revenues	0.1	0.1%	14.4	16.6%	50.4	58.1%	21.8	25.1%	—	0.0%	86.7

The following table provides information about our revenue composition and contribution of our principal business segments to our total revenues for the year ended December 31, 2005.

Year Ended December 31, 2006	Specialist Activities	% of Total Revenues	Commission Income	% of Total Revenues	Proprietary Trading Market- Making Activities	% of Total Revenues	Net Income NYSE Transaction	% of Total Revenues	Net Income Interest Income from Stock- lending	% of Total Revenues	Total
	(in € millions, except percentages)
Trading Securities Europe	—	0.0%	—	0.0%	13.7	100.0%	—	0.0%	—	0.0%	13.7
Trading Derivatives Europe	—	0.0%	—	0.0%	—	0.0%	—	0.0%	—	0.0%	0.0
Brokerage Europe	—	0.0%	—	0.0%	—	0.0%	—	0.0%	—	0.0%	0.0
Trading U.S.	—	0.0%	—	0.0%	—	0.0%	—	0.0%	—	0.0%	0.0
Brokerage U.S.	—	0.0%	—	0.0%	—	0.0%	—	0.0%	—	0.0%	0.0
Total Revenues	—	0.0%	—	0.0%	13.7	100.0%	—	0.0%	—	0.0%	13.7
Our revenue from continuing operations increased by €73.0 million, or 533%, from €13.7 million for the year ended December 31, 2005 to €86.7 million for the year ended December 31, 2006. This increase in revenue was caused primarily by the acquisition of the Curvalue group as of January 2, 2006. The consolidation of the Curvalue group increased our 2006 revenues by €37.3 million or 272%. In addition, the inclusion of net income from the NYSE merger resulted in an increase of €21.8 million or 159% in our 2006 revenues. Excluding the income from the NYSE merger, the revenues increased by €51.2 or 374%.

Revenues from our European trading operations rose €34.1 million or 249% compared to 2005. Activities started up during 2006 contributed €2.3 million or 16.8%.

Our European activities accounted for 72.4% of our revenues from continuing operations for the year ended December 31, 2006, compared with 100% in 2005. This underlines the dominance of our European activities compared to the total revenues generated from our continuing business.

•
Commission income. Commission income rose €14.4 million or 100% almost fully due to the acquisition of the Curvalue Brokerage segment, acquired along with the rest of the Curvalue group on January 2, 2006.

•
Proprietary trading/market making activities. Revenues from proprietary trading/market making activities rose €36.7 million or 267.9% from €13.7 million for the year ended 2005 to €50.4 million for the year ended 2006. The consolidation of the Trading Derivatives activities within Curvalue contributed €18.6 million to the 2006 proprietary trading/market making revenues. Furthermore, VDM Derivatives UK, acquired in the second quarter of 2006, contributed €7.9 million. The Zug branch of Van der Moolen Effecten Specialist B.V, started up during 2006, contributed €2.8 million of revenues. Other Derivatives trading in Europe, all started up or acquired in 2006, contributed €4.5 million.

•	Net income from NYSE transaction relates fully to revenues recognized in relation to the NYSE shares (including the conversion and the secondary offering) in 2006.

Expenses

Our expenses from continuing operations rose €58.4 million, or 238%, from €24.5 million for the year ended December 31, 2005 to €82.9 million for the year ended December 31, 2006. Impairment charges, related to the impairment of goodwill related to the acquisition of the Curvalue group accounted for €7.6 million or 9.2% of our expenses from continuing operations for the year ended December 31, 2006. For 2005, an impairment charge of €1.1 million was recognized. Excluding the impairment charges, total expenses in 2006 were €51.9 million or 221.8% higher than those recognized in 2005. The consolidation of Curvalue, HIT and the Greenfield operations accounted for €38.5 million of total operating expenses recognized in 2006 (excluding amortization and impairment charges).

•
Exchange, clearing and brokerage fees. Exchange, clearing and brokerage fees rose €19.6 million, or 272%, from €7.2 million in 2005 to €26.8 million in 2006. The increase of €19.6 million mainly reflects the acquisition of new activities and Greenfield operations (impact €19.9 million). Expressed as a percentage of revenues, exchange, clearing and brokerage fees (excluding the net income from the NYSE transaction) declined from 52.6% to 41.3%. This decrease relative to revenue was primarily due to the impact of higher revenues stemming from continuing operations with a relatively low level of exchange clearing and brokerage fees.

•
Employee compensation and benefits. Employee compensation and benefits rose €16.5 million, or 229.2%, from €7.2 million in 2005 to €23.7 million in 2006. The increase is explained by the acquisition of new activities and Greenfield operations (impact €15.7 million), increased severance payments expenses and an expansion of our trading teams in Germany. The variable component of personnel expenses, which comprises incentive compensation for our personnel and is correlated with the development of our revenues, rose €8.4 million to €10.2 million. This represents 15.7% of our total revenues from continuing operations for the year ended December 31, 2006, excluding the net income from the NYSE transaction. In 2005, the comparable figures were €1.8 million, or 13.1%, respectively. The increase can be largely attributed to changes in the relative contribution of the different bonus arrangements in place throughout the Group. Non-cash expenses related to our employee stock option plan were €0.5 million and €0.1 million in 2006 and 2005, respectively. The employee stock option expense 2006 reflects the effect of the stock award of 4% of the initial consideration and the 2005 earn-out consideration received through the sale of his Curvalue shares to Van der Moolen by Mr. R. den Drijver. This was effected through the RDD Foundation forfeitures to the employee group of Curvalue in 2006.

•
Lease of exchange memberships and trading licenses. Lease of exchange memberships and trading licenses for 2006 increased by €0.6 million from a benefit of €0.3 million in 2005 to an expense of €0.3 million in 2006. The benefit in 2005 is fully attributable to the consolidation of LOC, LLC, a company that was consolidated in 2005 following the requirements of FIN 46 (R). The benefit represents the revenues obtained by LOC resulting from purchased NYSE memberships. The lease of exchange memberships and trading licenses accounted for in 2006 are fully attributable to our U.S. trading activities.

•
Information and communication. Information & communication expenses rose €3.1 million compared to 2005. This increase is mainly due to the effect of the acquisition of new activities and Greenfield operations (impact €2.4 million) and higher expenses in relation to the expansion of trading activities in Europe. It also reflects higher expenses linked to active market data, sector expenses and the development of new business in the U.S.

•
General and administrative expenses. General and administrative expenses increased by €8.7 million, or 117.6%, from €7.4 million in 2005 to €16.1 million in 2006. This increase was mainly due to the acquisition of new activities and Greenfield operations (impact €4.4 million). Furthermore in 2006 a non-recurring amount of €4.3 million was recognized relating to the settlement reached in respect of the stock loan investigation of the NYSE and the settlement of the securities class action lawsuit in the U.S.

•
Depreciation and amortization. Depreciation and amortization increased by €3.4 million, or 485.7%, from €0.7 million in 2005 to €4.1 million in 2006. This increase is mainly due to the effect of the acquisition of the Curvalue group.

•
Impairment of goodwill. In the second quarter of 2006, the Company performed an impairment test for the trading and brokerage activities of the Curvalue group. This resulted in an impairment charge of €7.6 million on the goodwill attributable to the brokerage activities, mainly due to a downward trend in revenues and operating income and no impairment on the trade activities. In determining the discounted future cash flows of the activities, the Company used a discount rate of 16% for brokerage activities and 13% for trading activities has been applied. For 2005, an impairment charge of €1.1 million was recognized related to European Trading activities.

See “—(A) Operating Results—Critical Accounting Policies.”

•	Impairment of other assets. For both 2006 and 2005, no impairment of other assets was recognized.

Interest income and expenses, net

For the year ended December 31, 2006, we reported net interest income of €8.4 million, a 25.3% increase compared to the net benefit of €6.7 million recognized in 2005. The benefit for both years are fully attributable to the segment “Holding and unallocated.”

Other gains and losses–net

Other gains and losses recognized for the year ended December 31, 2006 includes a benefit of €0.5 million in connection with the settlement of the litigation surrounding the value of the option to acquire an interest of 12.3% in Prebon. The litigation started as a result of the take-over of Prebon by a third party and the subsequent request Van der Moolen Holding issued for the settlement of the option value and foreign currency losses, net of €1.4 million (2005: foreign currency loss of €5.3 million).

In 2006, Van der Moolen Holding N.V. and some of its intermediate holding companies incurred foreign currency gains and losses on monetary financial assets and liabilities denominated in a currency other than the U.S. dollar, the functional currency of these entities. The combined net foreign currency loss amounted to €1.4 million. It is the Company’s policy to mitigate the effect of currency fluctuations that will result in volatility in the Company’s Statement of Income, as reported under International Financial Reporting Standards (IFRS). Under IFRS, a foreign currency profit of €1.8 million related to the preferred financing shares in the period January 1, 2006 up to and including April 5, 2006 was recognized through the income statement, as a result of the recognition of the preferred financing shares as monetary liabilities in that specific period. At April 5, 2006, our annual general meeting of shareholders approved the alteration of the Articles of Association in order to permit recognition of the preferred financing shares as equity instrument under IFRS.

Since these preferred financing shares are treated as a component of shareholders’ equity under U.S. GAAP for the full year 2006, the preferred financing shares did not give rise to exchange gains and losses recognizable in the income statement. However, the euro-denominated long monetary position that amongst others resulted from the appreciation of the euro relative to the U.S. dollar was the main reason for the foreign currency loss of €1.4 million as reported in our Consolidated Statement of Income under U.S. GAAP. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Currency Risk.”

(Loss)/ income from continuing operations before income taxes

As a result of the aforementioned factors, our income from continuing operations before income taxes improved from a loss of €8.1 million for the year ended December 31, 2005 to a profit of €11.3 million for the year ended December 31, 2006.

As described above, the result for the year ended December 31, 2006 is significantly positively affected by the recognition of revenues in the amount of €21.8 million related to the NYSE transaction. This revenue was partly offset by an impairment charge of €7.6 million related to the Curvalue brokerage activities.

Overall, these items positively impacted the 2006 income from continuing operations before income taxes by €14.2 million.

In 2005, no revenues related to the NYSE transaction were applicable.  However, an impairment charge related to our European Trading of €1.1 million was recognized.

Other gains and losses declined by €3.1 million compared to 2005.

Provision for income taxes

The provision for income taxes decreased from a benefit of €7.7 million in 2005 to a provision of €5.7 million in 2006. The provision for income taxes as a percentage of income before taxes and after minority interests was 49.1% in 2006 (the tax provision of €5.7 million divided by pretax profit of €11.6 million) compared to a benefit of 92.8% in 2005 (the tax benefit of €7.7 million divided by pretax loss of €8.3 million).

The provision for income taxes as a percentage of income before taxes and after minority interest is for 2006 significantly impacted by the non recognition of deferred income tax assets related to temporary deductible differences, tax losses carried forward or tax losses on our U.S. activities. This derecognition follows from  management’s reassessment of the more-likely-than-not criteria as stated in the applicable accounting standards in the light of the multiple years of tax losses incurred in the applicable tax jurisdictions in December 2006.

The tax benefit in 2005 of €7.7 million includes a tax benefit of €9.0 million recognized in connection with unwinding the Company’s financing entity. In 2004, the activities of the Company’s financing entity, Van der Moolen International B.V., were partially reduced through the conversion in July and November 2004 of a substantial portion of its intra group loans (advanced to subsidiaries of Van der Moolen) into equity. The intragroup loans of this financing entity were, amongst other reasons, reduced to decrease the interest costs of the subsidiaries and in anticipation of the end of the special fiscal regime applicable to Van der Moolen International B.V. The Dutch corporate income tax law and the rules applicable under the specials regime do not provide explicit guidance on the treatment of such conversion for tax purposes. As a consequence of this uncertainty, the Company did not recognize a tax benefit in 2004 related to these loan conversion because the risk that the tax authorities would not agree to such a benefit.

In addition, the effective tax rate, calculated by determining the provision for income taxes as a percentage of income before taxes and after minority interest, is significantly influenced by non-taxable income, non-tax deductible costs and changes in enacted tax rates. See”—Note 14 Income taxes” in the Consolidated Financial Statements.

Minority interest

Minority interest in the Consolidated Statement of Income represents all (pre-tax) income or loss distributable to minority interests, including interest on minority members’ capital contributions, if and when applicable.

In 2006, the minority interest is almost fully attributable to the minority share in the pre-tax results of VDM Trading. During 2007, we acquired all minority interest in this entity. In 2005, the minority interest reflects the impact of the consolidation of LOC, LLC. Reference is made to Lease of exchange memberships and trading licenses above.

Net loss from discontinued operations

In our Consolidated Statement of income, we have reported VDM Specialists, VDM Securities Ltd, VDM Gibraltar Ltd and VDM Obligaties B.V. as discontinued operations.  In line with reporting requirements, we have adjusted our comparative figures for 2006 and 2005 to reflect the impact of the discontinued operations.

The net loss from discontinued operations amounts to €69.1 million in 2006 compared to an amount of €2.5 million in 2005. The major part of the net loss from discontinued operations results from the disposal of certain assets and the transfer of personnel of VDM Specialists with a net loss of €69.1 million and €2.9 million in 2006 and 2005, respectively.

Net loss

As a result of the aforementioned factors, our net result for the year ended December 31, 2006 amounted to a loss of €63.2 million compared to a loss of €3.1 million for the year ended December 31, 2005, a deterioration of €60.1 million.

(B) Liquidity and Capital Resources

We have financed our businesses primarily through capital contributions from our shareholders, the issuance of subordinated debt (until early 2008) and short-term borrowings.  As of December 31, 2007, we had €722.1 million in assets, €169.2 million of which consisted of cash and cash equivalents and €349.8 million of securities owned. As of December 31, 2006, we had €904.9 million in assets, €169.2 million of which consisted of cash and cash equivalents (partly restricted) and €403.0 million of securities owned. This decrease in assets is mainly due to the impairment of the major part of the other intangibles assets, following the disposal of certain assets of VDM Specialists, and the decrease of the securities owned. From an economic perspective, the market risk on the security positions is limited.

Cash and cash equivalents at December 31, 2007 and 2006 included €76.3 million and €47.6 million, respectively, which amounts are included in a cash pool agreement we have entered into with a commercial bank. With respect to this cash pool agreement, corresponding bank overdrafts are recognized as short-term borrowings in the amount of €69.7 million and €55.8 million, respectively. The Company manages its cash position and cash flows on a net basis.

At December 31, 2006, the net liquid asset requirement applicable for VDM Specialists, as defined by the SEC, amounted to $ 136 million or €103 million. In 2007, VDM Specialists terminated its activities. As a result, per December 31, 2007, VDM Specialists is no longer subject to NYSE Rule 104.22, which specifies minimum net liquid assets requirements. Consequently as of December 31, 2007, VDM Specialists’ minimum net liquid asset requirement was nil.  The total reduction of the NLA in 2007 compared the December 31, 2006 amounts to $ 136 million.

The Company’s subsidiaries in the Netherlands that are active in securities trading are also subject to capital requirements. As of December 31, 2007, all entities had net capital that exceeded their respective net capital requirement at that date.

In our opinion, our working capital is sufficient for our present requirements. At December 31, 2007, we had approximately €130 million of freely available cash (including disposition on security positions and other assets). At December 31, 2006 freely available cash amounted to €19 million. The remaining cash is used for collateralizing positions, collateralizing bank overdrafts subject to the cash pooling agreement and meeting regulatory or exchange requirements. The increase of the freely available cash is for the major part attributable to the release of the net liquid requirement in 2007, as explained above.

Cash flows

For the fiscal year ending December 31, 2007, we reported a net cash flow provided by operating activities of €129.9 million.  The operating cash flow, based on the results for the year adjusted for non-cash items, amounted to €15.9 million negative cash flow. The primary reasons for the operational cash inflow is the decrease of €150.6 million in net securities positions in 2007 and non-cash expenses reported in the net loss for the year of €124.2 million related to impairment of goodwill and other intangible assets and €125.1 million of foreign currency result, mainly following the reversal of currency translation adjustments from discontinued operations, partly offset by the net loss for the year.

For the year end December 31, 2007, cash used in investing activities was €10.9 million.  The main driver was the cash outflow of €5.7 million attributable to the acquisition of Robbins & Henderson, LLC. In addition, €5.2 million was paid for net purchases of property and equipment (€2.1 million) and software (€3.1 million) for normal operations.

The cash used in financing activities amounted to €98.3 million.  A cash outflow of €43.4 million relates to repayments of subordinated borrowings following the transfer of certain assets of VDM Specialists. Furthermore, the Company paid out €10.3 million on the repurchase of 251,000 cumulative financing preferred A shares, following the approval for this repurchase in our Annual General Meeting of Shareholders of April 26, 2007. The short term borrowings decreased net by €28.3 million. The remaining cash outflow from financing activities of €16.3 million was related to distribution or payment to (former) partners of VDM Specialists (€11.6 million), payment of notes payable in accordance with the contractual repayment schedule (€0.4 million) and dividend paid (€4.3 million).

For the fiscal year ending December 31, 2006, we have reported a net cash used in operating activities of €76.3 million.  The operating cash flow, based on the results for the year adjusted for non-cash items, amounted to €19.1 million positive cash flow. The primary reason for the operational cash outflow is the increase of €97.8 million in net securities positions in 2006, mainly due to the inclusion of the security position of Curvalue from early 2006. This increase in the net security position was funded by the use of available cash and cash equivalents, or the use of short term borrowing.

Given the liquid nature of most instruments traded, the risk of non-repayment of short term borrowings for the financing of the security positions is considered very remote.

For the year end December 31, 2006, there was cash provided by investing activities of €1.3 million.  The main driver for the positive amount was the cash inflow of €22.5 million resulting from the exchange memberships/NYSE shares; €12.0 million was received from the sale of exchange memberships in late 2005 and an additional €10.5 million was received from the conversion of the exchange memberships to NYSE shares and the results from the sale of a number of these shares in the so-called secondary offering.  The cash inflow of €22.5 million related to the exchange memberships/NYSE shares was offset by cash expenditures of €14.4 million relating to financial investments.  The investments consisted of €7.6 million related to a 20% interest in CBOE Stock Exchange LLC, €4.4 million in HIT, and €2.4 million in ISE Stock Exchange LLC, which were funded with available cash and cash equivalents.  In addition, an amount of €6.8 million was paid as a result of net purchases of property and equipment (€3.6 million) and software (€3.2 million) for normal operations.

The cash outflows from financing activities amounted to €44.4 million.  A cash outflow of €25.3 million relates to repayments of subordinated borrowings, in accordance with the contractual repayment schedules.  In addition, the Company paid out €5.2 million as dividends for the financial year 2005, as approved by the General Meeting of Shareholders in their annual meeting of April 5, 2006. The remaining cash outflow from financing activities of €13.9 million was related to distribution or payment to (former) partners of VDM Specialists (€11.5 million), the net decrease of short term borrowing (€2.8 million), and payment of notes payable in accordance with the contractual repayment schedule (€0.3 million), offset by the receipts from the sale of treasury shares (€0.7 million).

For the fiscal year ending December 31, 2005, we have reported a net cash used in operating activities of €12.1 million.  The operating cash flow, based on the results for the year adjusted for non-cash items, amounted to €18.4 million positive cash flow. The primary reason for the operational cash outflow is the increase in the net positions with clearing organizations and professional parties of € 49.7 million and the net increase of € 6.0 million in net securities positions, partly offset by the net change in the stock borrowed and stock loaned positions, following the termination of this activity early 2005 impacting the cash flow from operating activities positively by € 16.3 million.

For the year end December 31, 2005, there was cash used in investing activities of €6.5 million.  The main driver for the cash outflow of €5.0 million resulting from advancing a loan to Curvalue in 2005 granted. In addition, an amount of €2.6 million was paid as a result of net purchases of property and equipment (€1.1 million) and software (€1.5 million) for normal operations. These cash outflows were partly offset by a net cash inflow resulting from investments of €1.1 million.

The cash inflows from financing activities amounted to €3.5 million. The net increase of short term borrowings impacted the cash flow positive by €36.6 million. The cash inflow was partly offset by a repayment of subordinated loans (€16.3 million), the distribution or payment to (former) partners of VDM Specialists (€9.2 million) and the repayment of notes payable by €1.8 million. In addition, the Company paid out €6.1 million as dividends for the financial year 2004, as approved by the General Meeting of Shareholders in their annual meeting of April 6, 2005. The proceeds from the termination of the interest swaps accounted for a cash inflow of €0.3 million.

Our indebtedness

Van der Moolen Holding N.V.

As of May 31, 2008 we had the following loan agreements. Under most of these agreements, we are liable jointly and severally with some or all of our subsidiaries (other than VDM Specialists and Curvalue and its (in)direct subsidiaries):

•
A loan from a corporate lender in the amount of €1.0 million, of which €0.7 million is of a long-term nature, bearing interest of 6.25% per annum. This loan is payable in annual installments with a final maturity on January 28, 2010.

•
A €15 million revolving committed credit facility with KBC Bank N.V. Borrowings under the agreement are secured by substantially all of the Company’s securities. Interest on this facility is set at 1.5% per annum over Euribor. No amount are drawn under this facility. This facility expires in October 2009. The facility amount will be reduced respectively:

•	On the twelfth month after the date of the agreement to €12.5 million;

•	On the eighteenth month after the date of the agreement to €10.0 million; and

•	On the expiry date to nil.

We also have uncommitted overdraft facilities to finance the trading activities of our subsidiaries.

Further, Van der Moolen Holding N.V. has issued a guarantee to third parties for a total amount of €1.0 million in relation to a credit facility of Stichting Van der Moolen Holding. No amounts have been drawn under this facility (2006: nil).

Repurchase of shares

On January 24, 2008 Van der Moolen announced the intention to buy back shares up to a maximum of 10% or 4.6 million of its common shares. On March 10, 2008, Van der Moolen announced that it had repurchased 4,576,125 common shares for a total consideration of €12,860,419 (excluding costs).

On March 18, 2008, the Company held an extraordinary shareholders meeting (BAvA). The BAvA approved an alteration to the Articles of Association and authorized the Company to acquire an additional 10 percent of the Company’s outstanding shares. Furthermore, the BAvA approved the cancellation of the own shares held by the Company, which has been completed on June 17, 2008.

On June 13, 2008 Van der Moolen announced its intention to buy back its common shares up to a maximum of 10% or 4.2 million shares. At the current market price this represents a total amount of €13.8 million. The purpose of the share buy back is to obtain shares for future incentive plans for VDM staff and future acquisitions.

VDM Specialists

In connection with the sale of assets of VDM Specialists’ activities to Lehman Brothers Inc., we paid off an aggregate principal amount of $170.0 million (€132.6 million) in subordinated debt originally issued in 2001 and 2002. Hence, this subordinated debt and the financial covenants associated with it are no longer applicable.

Historically, VDM Specialists used interest rate swaps to mitigate its exposure to interest rate changes on certain of its subordinated notes. In June 2005, VDM Specialists changed its policy and hedged its exposure to interest rate fluctuations depending on its assessment of future interest rate movements. As a consequence, the interest rate swaps were terminated and the notes were unhedged.

As of December 31, 2007, VDM Specialists had no longer issued any “325(e) guarantees” to the NYSE, since the Company ceased activities as a specialist at the end of 2007. (2006: total guarantees of $ 5.0 million or €3.8 million were issued).

Capital Expenditure

We have financed, and expect to continue to finance, our capital expenditure requirements primarily through the issuance of new share capital in the form of common shares and financing preferred shares, and/or from external financing and working capital. Our capital expenditure for property, equipment and software was €5.5 million, €6.8 million and €2.7 million for the years ended December 31, 2007, 2006 and 2005, respectively. In addition, in 2007 €2.5 million in capital expenditure related to the acquisition of Robbins & Henderson LLC (now R&H) amounted was applicable, fully paid in cash. In 2006 capital expenditures related to the acquisition of the Curvalue group in amounted to €44.8 million was applicable, of which €5.9 million was paid in cash. The remainder of the initial consideration was settled in shares of Van der Moolen Holding N.V. As we made no acquisitions in 2005, our capital expenditure in that year was limited.

We currently anticipate that our available cash resources and credit facilities will be sufficient to meet our obligations under our anticipated debt repayments, working capital, regulatory capital, dividend payments and capital expenditure requirements through the end of 2008.

(C) Research and Developments, Patents and Licenses, etc.

Not applicable.

(D) Trend Information

Our revenues are mainly affected by trading volume and intraday price volatility on the exchanges where we are active as a specialist or proprietary trader/ market maker. Furthermore, revenues are influenced by the development of the U.S. dollar, the British Pound and the Swiss Franc against the euro.

For a further description of these and other trends that affected our business in recent periods, see the discussion above under “—(A) Operating Results—Overview—Revenues.”

(E) Off-Balance Sheet Arrangements

In addition to the obligations recorded on our balance sheet, we have certain commitments and contingencies that may result in future cash requirements. These off-balance sheet arrangements consist of guarantees to third parties as discussed above, which are in addition to capital commitments and operating lease commitments. See Note 26 of our consolidated financial statements included in this annual report for further information regarding our commitments and contingent liabilities.

(F) Tabular Disclosure of Contractual Obligations

As of December 31, 2007, the scheduled maturities of our obligations, excluding bank overdrafts, assuming any available rollover provisions are applicable, were:

	Total(1)	< 1 year(1)	1 < 3 years(1)	3 < 5 years(1)	> 5 years(1)
	(in € millions)
Indebtedness
Short term debt	—	—	—	—	—
Long term debt	1.0	0.3	0.7	—	—
Subordinated notes	46.9	46.9	—	—	—
Estimated interest payments(2)	5.7	5.7	—	—	—
Operating leases	7.2	2.0	3.4	1.3	0.5
Payments to pension fund and other post-employment benefits(3)	2.0	0.4	0.8	0.8	TBD
Total	62.8	55.3	4.9	2.1	0.5

(1)	Amounts stated are principal amounts. Principal amounts in dollars are translated into euros at the exchange rate of €1.00 = $ 1.4721.

(2)
The estimated interest payments are based on the interest percentages applicable and the contractual arrangements for long term debts including the subordinated notes, using the currency rate applicable as of December 31, 2007. The estimated interest payment takes into account the early repayment of the subordinated notes and the related make whole provision paid.

(3)
The payments to pension funds and other post-employee benefits are based on the estimated pension expenses for the financial year 2008. Please note that the actual payments can differ materially based on timing of payments, number and age of personnel and other variables.

We fulfill our debt obligations out of freely available cash and cash equivalents and available credit facilities, taking into account the reduction of the NLA requirement of VDM Specialists. See “—(B) Liquidity and Capital Resources.”

(G) Safe Harbor

See note regarding “Forward-Looking Statements.”

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

Our Articles of Association, as amended pursuant to a resolution passed at our Extraordinary General Meeting of Shareholders on March 18, 2008, provide that our Supervisory Board must have at least two members (as opposed to the previous three).  See “Item 10.  Additional Information—(B) Memorandum and Articles of Association—Amendment of our Articles of Association” and Exhibit 1.1, “Articles of Association of the Company,” for further information.  Under Dutch law, our Supervisory Board members cannot serve as members of our Executive Board.

Our Supervisory Board members are appointed by the General Meeting of Shareholders for terms ending on the date of the General Meeting of Shareholders that is held in the fourth year after the date of their appointment. Our Supervisory Board members retire according to a rotation plan that the Supervisory Board establishes, and they may be reappointed. Our General Meeting of Shareholders appoints the members of our Supervisory Board from nominations made by our Supervisory Board, which may be binding upon the General Meeting of Shareholders. For a binding nomination there must be at least two nominees for each vacancy on our Supervisory Board. The general meeting of shareholders can override these binding nominations by an absolute majority of the votes cast. This vote must represent at least one-third of our issued share capital outstanding at the time of the vote. If our Supervisory Board does not make a binding nomination for a specific position on the Supervisory Board within 30 days after a vacancy has occurred, our General Meeting of Shareholders can appoint a replacement by an absolute majority of votes.

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

A Supervisory Board member must retire at the Annual General Meeting of Shareholders in the year in which he has served 12 years as Supervisory Board member. A Supervisory Board member can be suspended or dismissed at any time by a resolution of our General Meeting of Shareholders passed by a majority of the votes cast. This vote must represent at least one-third of our issued share capital outstanding at the time of the vote. A simple majority of votes can suspend or dismiss a Supervisory Board member if the Supervisory Board proposes the measure. Within three months after a suspension, our General Meeting of Shareholders must either dismiss the supervisory director or terminate the suspension.

The General Meeting of Shareholders determines the Supervisory Board members’ compensation. We pay our Supervisory Board members in cash and reimburse them for their expenses. See “—(B) Compensation — Supervisory Board.” The Articles of Association provide that the Supervisory Board members will be reimbursed for the cost of conducting a defense against claims of damages due to acts or omissions in the performance of the duty and any damages they may be ordered to pay. We indemnify them against financial losses that are a direct result of this. A party involved has no claim towards the reimbursement as referred to above and towards indemnification, in case and to the extent that a court of the Netherlands irrevocably has established that the acts and omissions may be characterized as being willfully misconducted, intentionally reckless or seriously imputable. In addition, no right to indemnification is applicable to the extent that the financial loss is covered by insurance and the financial loss has been reimbursed by the insurer. We may on behalf of the party involved take out insurance against liability.

Our Supervisory Board consists of two members. Our current Supervisory Board members are:

Name	Age	Position	Expiry of term
Gerrit H. de Marez Oyens	66	Member	2010
James M. McNally	58	Member	2012

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

James M. McNally has been appointed as a member of our Supervisory Board on May 22, 2008.  As a Chartered Accountant and Member of the Institute of Chartered Accountants in England, he is partner of the Wilton Group in London, a consultancy firm rendering services in accounting and tax advices. Previously, he was partner of Montgomery McNally & Co and worked for Moret & Limperg/Ernst & Young in London. In addition, Mr. McNally is Executive Board Member and shareholder of an international trading firm in liquors and of a company that provides brokerage software and interest management systems. In the last year, the Wilton Group has served as an advisor to Van der Moolen Holding N.V. and consequently, Mr. McNally is not “independent” as defined in article 3.4.c of the Dutch Corporate Governance Code, also known as the “Tabaksblat Code.” In view of his position as member of the Supervisory Board, Mr. McNally shall no longer exercise his role as advisor to Van der Moolen Holding N.V. for the Wilton Group.

At the Annual General Meeting of Shareholders (“AGM”) held on May 22, 2008 the terms of both Mr. Marinus Arentsen and Mr. Gerard van den Broek expired. Mr. Arentsen was a member of the Supervisory Board for a period of four years. Mr. Arentsen was not available for reappointment and retired after the AGM. Mr. van den Broek also retired after the AGM, having been on the Supervisory Board for the maximum period of twelve years (as stated in the Dutch Corporate Governance Code and the Company’s Articles of Association).

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

Executive Board

Our Executive Board manages our general affairs and business under the supervision of our Supervisory Board, and is authorized to represent us. Under our Articles of Association, the Executive Board requires prior approval of the Supervisory Board for resolutions to:

(a)	institute significant changes in the identity or nature of Van der Moolen Holding N.V. or its enterprise (as described below);

(b)	issue and acquire shares and debt instruments issued by us or debt instruments issued by a limited partnership or a general partnership of which we are the fully liable general partner;

(c)	cooperate with the issuance of depositary receipts for shares;

(d)	apply for the listing or withdrawal of the listing of the instruments referred to in (b) and (c) above on the official list of any stock exchange;

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

(n)	propose to merge or de-merge in accordance with Dutch law; and

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

Our Executive Board must have at least two members, and our Supervisory Board determines its size. Each new member of the Executive Board shall be appointed for a maximum period of four years. Accordingly, unless such member of the Executive Board has resigned or has been terminated in such capacity at an earlier date, his term of office will lapse on the day of the Annual General Meeting of Shareholders to be held in the fourth year after the year of his appointment. Our General Meeting of Shareholders appoints the members of our Executive Board from binding nominations made by our Supervisory Board. There must be at least two nominees for each vacancy on our Executive Board. The General Meeting of Shareholders can override these binding nominations by a majority of the votes cast. This vote must represent at least one-third of our issued share capital outstanding at the time of the vote. If our Supervisory Board does not nominate anyone for a specific position on the Executive Board within 30 days after a vacancy has occurred, the General Meeting of Shareholders can appoint a replacement by an absolute majority of votes.

Our Executive Board has established rules governing its internal organization. Our Supervisory Board must approve the adoption of, and any changes to, these rules. Our Executive Board may, subject to approval from our Supervisory Board, charge each member of the Executive Board with particular duties.

An Executive Board member can be suspended or dismissed by a resolution of a majority of the votes cast at a shareholders’ meeting. This vote must represent at least one-third of our issued share capital outstanding at the time of the vote. An absolute majority of votes can suspend or dismiss an Executive Board member if the Supervisory Board proposes the measure. Our Supervisory Board may also suspend (but not dismiss) a member of our Executive Board. If, within three months after a suspension, our General Meeting of Shareholders has not decided to either dismiss the Executive Board member or terminate the suspension, the suspension shall terminate automatically.

Our Supervisory Board determines the compensation and benefits of the members of our Executive Board, with due observance of the remuneration policy as adopted by the General Meeting of Shareholders.

The Articles of Association provide that the executives will be reimbursed for the cost of conducting a defense against claims of damages due to acts or omissions in the performance of the duty and any damages they may be ordered to pay. We indemnify them against financial losses that are a direct result of this. A party involved has no claim towards the reimbursement as referred to above and towards indemnification, in case and to the extent that a court of the Netherlands irrevocably has established that the acts and omissions may be characterized as being willfully misconducted, intentionally reckless or seriously imputable. In addition, no right to indemnification is applicable to the extent that the financial loss is covered by insurance and the financial loss has been reimbursed by the insurer. We may on behalf of the party involved take out insurance against liability.

The business address of each member of our Executive Board is the address of our principal executive office in Amsterdam, the Netherlands.

Our Executive Board consists of two members. The members of our Executive Board are:

Name	Age	Position	Expiry of term
Richard E. den Drijver	47	Chairman	2010
Michiel Wolfswinkel	45	Member	2011

Richard E. den Drijver is the founder and CEO of Curvalue from 1991 onwards. Prior to that he held functions at Euronext, Fortis Clearing and ABN AMRO Bank. At our Annual General Meeting of Shareholders on April 5, 2006, he was elected to the Executive Board and on May 1, 2006 he became the CEO of Van der Moolen Holding N.V.

Michiel Wolfswinkel joined the Company on March 1, 2007 and was appointed as member of the Executive Board on April 26, 2007 by our Annual General Meeting of Shareholders. Previously, he worked as group controller at Eneco and was a financial director EMEA at Matrix One.  He also worked as VP Finance at Priority Telecom.

Mr. Casper F. Rondeltap resigned from the Executive Board in November 2007.

NYSE corporate governance requirements

Until December 6, 2007 our shares were quoted on the NYSE in the form of ADSs and consequently we were subject to not only to the rules of the Dutch Corporate Governance Code but also to the NYSE corporate governance rules and to the provisions of the U.S. Sarbanes-Oxley Act. Since our delisting from the NYSE on December 6, 2007 we are only subject to the rules of the Dutch Corporate Governance Code and not to any other corporate governance code.

Corporate governance developments in the Netherlands

In 2004, the Netherlands introduced new corporate governance principles, the “Tabaksblat Code,” also known as the Dutch Corporate Governance Code, referred to herein as the “Dutch Code.” After the adoption of the Dutch Code a monitoring committee was set up, which looks into the implementation of the Dutch Code by Dutch listed companies and issues an annual report with additional guidelines on implementation. Companies subject to the Dutch Code are required either to conform to its principles and best practices or explain why they do not. Many of the provisions of the Dutch Code are similar to provisions contained within the Sarbanes-Oxley Act of 2002 and the rules and regulations thereunder. However, there are other provisions of the Dutch Code from which we depart in some respects.

The Dutch Code recommends that upon a dismissal of a member of the Executive Board the severance payment does not exceed one year’s salary. The severance payment of Mr. Rondeltap did however exceed one year’s salary. This was due to the fact that the employment agreement with Mr. Rondeltap was concluded prior to the enactment of the Dutch Code.

Companies to which the Dutch Code applies are expected to establish rules governing the holding of and transactions in securities by the Supervisory Board members other than those issued by us. We do not keep track of these share transactions by our Supervisory Board members, which is not fully in compliance with this rule.

The Dutch Code further states that the Audit Committee should not be chaired by the chairman of the Supervisory Board. However, following the resignation of Mr. Van den Brink from the Supervisory Board in August 2007, as a temporary measure the chairman of the Audit Committee, Mr. Arentsen, has followed Mr. Van den Brink in his position as chairman of the Supervisory Board. At the AGM on 22 May 2008 Mr. Arentsen has retired as member of the Supervisory Board. Following the changes in the composition of the Supervisory Board at the AGM of May 22, 2008 the Audit Committee is chaired by Mr. McNally.

(B) Compensation

Supervisory Board

Each of our Supervisory Board members receives a yearly fee and supervisory committee members (including members of the Audit Committee and the Remuneration and Nominating Committee) receive an additional €1,500 per convened and attended meeting. Additionally, each Supervisory Board member is reimbursed for reasonable expenses incurred in connection with attendance at, and travel to and from, Supervisory Board meetings. Until August 14, 2007, we had four Supervisory Board members.  Between the resignation of Mr. Rudolf G.C. van den Brink on August 14, 2007 and the AGM on May 22, 2008 the Supervisory Board consisted of three members and currently the Supervisory Board consists of two members. The three members received total remuneration of €139,955.97 which includes disbursements and the fees received for their attendance at committee meetings (as specified below). The annual remuneration of the former chairman of the Supervisory Board, Mr. Rudolf G.C. van den Brink, amounted to €40,561.06 (including disbursement and fees for attending committee meetings). The annual remuneration of Mr. R. Arentsen, who was the chairman of the Supervisory Board up to the AGM as at May 22, 2008, amounted to €54,931.77. The vice chairman received €48,383.96 and the other member received €36,640.24. For attendance at the meetings of the Audit Committee and the Remuneration and Nominating Committee, the former chairman of the Supervisory Board received €4,044, the chairman of the Supervisory Board (who was a chairman as of August 14, 2007 up to the AGM on May 22, 2008) received €1,500 and other members of the committee received an aggregate €5,156 during 2007. All these individual amounts are inclusive of Value Added Tax where applicable.

No loans are outstanding to members of our Supervisory Board.

Executive Board

The aggregate annual base salary compensation that our Executive Board members received during 2007 was €1,022,865 In accordance with the terms and conditions of their employment contracts, Executive Board members are eligible for a bonus. Bonus payments depend on our financial results and individual performance. For the year December 31, 2007, the aggregate amount of bonuses paid to or accrued for our Executive Board members was €288,511. The remuneration per Executive Board member is set out below:

	Fixed salary (in euros)	Bonus expenses (in euros)	Pension, social security and other benefits (in euros)	Other compensation (in euros)		Total (in euros)
Richard E. den Drijver (chairman)	447,108	178,843	45,925	216,157	(1)	888,033
Michiel Wolfswinkel	274,170	109,668	45,093	19,442		448,373
Casper F. Rondeltap(2)	301,587	0	48,307	1,073,964		1,423,858
Total	1,022,865	288,511	139,325	1,309,563		2,760,264

(1)	Other compensation for Mr. Den Drijver consists of compensation for travel expenses and other expenses related to his involvement in foreign activities.

(2)	Mr. Rondeltap resigned from the Executive Board in November 2007. Mr. Rondeltap received a total severance payment of €1,009,957 gross.

For the year ended December 31, 2007, we recognized expenses in the amount of €34,846 for Mr. Rondeltap, €33,640 for Mr. Den Drijver and €35,417 for Mr. Wolfswinkel to provide for retirement benefits. No loans are outstanding to members of our Executive Board.

Under the acquisition agreement through which we acquired the Curvalue group, the RDD Foundation, a related party to Mr. Den Drijver, received an initial cash payment of approximately €3.97 million and 3,018,354 common shares. In addition, there was an earn-out arrangement under the acquisition agreement which gave the RDD Foundation, depending on the profitability of Curvalue in 2005 and 2006 relative to pre-established profit targets, the right to acquire shares in the Company. On January 2, 2007 the earn-out of 2005 was settled. The earn-out of 2005 consisted of 1,920,964 VDM shares and an amount of €0.9 million in cash, paid to the former shareholders of Curvalue. As a result of the 2006 earn-out, the Company issued 1,175,965 shares on 2 January 2008. As a result, the second and last earn-out of the Curvalue acquisition has now also been settled. Mr. Den Drijver has granted to employees and/or former advisors of Curvalue four percent of the initial and 2005 payments that the RDD Foundation received. In addition, he has granted to employees and/or former advisors of Curvalue between nil and three percent of the 2006 payments that the RDD Foundation has received.

(C) Board practices

The expiration of the term of office of the members of our Supervisory Board and Executive Board and the period during which they have served are described under “—(A) Directors and Senior Management.”

Benefits upon termination of employment

In the employment agreement with Mr. Den Drijver it has been specifically agreed that the neutral Sub-District Court formula will serve as a basis for the calculation of his severance payment and that the severance payment of Mr. Den Drijver will not exceed the equivalent of one year base salary. The employment agreement with Mr. Wolfswinkel provides for a different arrangement. Mr. Wolfswinkel will receive a guaranteed severance payment of one year’s fixed base salary, which is in compliance with the Dutch Corporate Governance Code, and the neutral Sub-District Court formula does not apply to his severance payment. The employment agreements of Mr. Den Drijver and Mr. Wolfswinkel do not contain special arrangements for a termination of these agreements following a public offer.

In addition to a severance payment to be calculated in accordance with the parameters set forth above, the Supervisory Board may decide that the relevant Executive Board member also receives a part of his allocated conditional bonus, if any, as discussed below.

Apart from these arrangement and from pension or similar retirement benefits as described under “—(B) Compensation—Supervisory Board—Executive Board,” no members of our Supervisory Board or Executive Board are entitled to any benefits (upon termination of their employment by Van der Moolen Holding N.V.).

Committees

The Dutch Code does not require the Supervisory Board to have any committees (such as Audit Committee and Remuneration and Nominating Committee) in place, because of its size. The Supervisory Board has however established an Audit Committee and a combined Remuneration and Nomination Committee.

The members of the Audit Committee and the Remuneration and Nominating Committee are all members of the Supervisory Board. None of the members of either committee may have, nor has any member had, any personal financial interest in any decision by a committee and/or the Supervisory Board. They did not have any conflicts of interest arising from cross-directorships with the Executive Board or from being involved in our day-to-day business. See “Item 16A. Audit Committee Financial Expert” for further information.

Audit Committee

The charter of the Audit Committee established by the Supervisory Board of Van der Moolen Holding N.V., provides that the Audit Committee must be comprised of at least three members. As of August 2007, the Audit Committee consisted of three members: Mr. Arentsen (chairman), Mr. De Marez Oyens and Mr. Van den Broek. Mr. Van den Brink was a member of the Audit Committee until his resignation as member of the Supervisory Board of Van der Moolen Holding N.V. in August 2007.  Following the alteration to the Articles of Association at the BAvA of March 18, 2008 and the changes in the composition of the Supervisory Board at the AGM of May 22, 2008 the Audit Committee has two members.

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

Remuneration and Nominating Committee

According to its charter the Remuneration and Nominating Committee must have at least two members. As of August 2007, the committee consisted of Mr. Van den Broek (chairman) and Mr. Arentsen. In August 2007, Mr. Arentsen replaced Mr. Van den Brink as member of the Remuneration and Nominating Committee upon his resignation as member of the Supervisory Board of Van der Moolen Holding N.V. As from the Supervisory Board meeting of June 13, 2008 the committee consists of Mr. McNally and Mr. de Marez Oyens.

The Remuneration and Nominating Committee’s tasks are to assist the Supervisory Board: (i) to determine the terms of engagement and remuneration of the members of the Executive Board (including the chairman); and (ii) in selecting candidates for any suggested position in the Executive Board and the Supervisory Board.

The Members of the Audit Committee and the Remuneration and Nominating Committee are all members of the Supervisory Board. None of the members of either committee may have, nor has any member had, any personal financial interest in any decision by a committee and/or the Supervisory Board. They did not have any conflicts of interest arising from cross directorships with the Executive Board or from being involved in our day-to-day business. See “Item 16A. Audit Committee Financial Expert” for further information.

(D) Employees

The following table provides information about the number of employees who worked for us by business segment as of December 31, 2007, 2006 and 2005.

	As of December 31,
	2007	2006	2005
Trading Securities Europe	110	86	61
Trading Derivatives Europe	81	86	—
Brokerage Europe	51	43	—
Trading U.S.	5	191	199
Brokerage U.S.	17	—	—
Holding and Unallocated	48	40	22
Total	312	446	282

The following table provides information about the number of the Company’s employees by function as of December 31, 2007, 2006 and 2005.

	As of December 31,
	2007	2006	2005
Traders	225	215	188
Administration and support	16	148	55
Operating company management	9	20	8
Holding company management and staff	47	37	18
Technology support	15	26	13
Total	312	446	282

The movement in the number of employees in 2007 compared to 2006, also on a function basis, is mainly attributable to discontinuing certain operations during 2007. Reference is made to “Item 4. Information on the Company—(A) History and Development of the Company.”

Our employees are not covered by collective bargaining agreements. We have never experienced an employment-related work stoppage. We consider our employee relations to be good. See “Item 3. Key Information—(D) Risk Factors—We have recently changed management and our future success depends on our ability to attract and retain qualified personnel.”

(E) Share Ownership

None of the members of our Supervisory or Executive Boards hold any common shares or financing preferred shares of Van der Moolen Holding N.V. See “—(B) Compensation—Supervisory Board—Share Options Held by Members of our Executive Board” for information regarding the ownership of options by members of our Executive Board.

Share options held by members of our Executive Board

None of the members of our Executive Board and none of the members of our Supervisory Board hold any options in respect of our shares.

Employee Stock Option Plan

We closed our employee stock option plan in 2003 and announced that no further options would be granted. The following table provides certain information regarding our common shares and options in respect thereof held by former members of our Executive Board as of December 31, 2007.

	Life of options at issuance in years	Number of options December 31, 2006	Average exercise price (in €)	Expired	Number of options December 31, 2007
F.M.J. Böttcher(1)	5	25,000	21.00	(25,000)	—
J.P. Cleaver, Jr.(2)	5	5,000	21.00	(5,000)	—
		30,000		(30,000)	—

(1)	Mr. Böttcher resigned May 1, 2006.

(2)	Mr. Cleaver Jr. retired December 31, 2004.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

(A) Major Shareholders

The following table sets forth certain information concerning the beneficial ownership of our outstanding share capital, which is comprised of our common shares and financing preferred B shares as of May 27, 2008 by:

•	each shareholder whom we know to be a beneficial owner of approximately 5% or more of our outstanding share capital;

•	each holder of financing preferred B shares; and

•	Our Supervisory Board and Executive Board as a group.

The percentage of beneficial ownership is based on an aggregate of 42,496,070 shares outstanding (excluding 4,678,307 common shares purchased by Van der Moolen Holding N.V. or its affiliates as of that date), representing 45,039,546 votes, composed of 42,104,766 common shares and 391,304 financing preferred B shares. The totals underlying these percentages comprise, for each individual shareholder, the total number of shares outstanding held by the individual shareholder.

Beneficial owner	Number of common shares (2)	Number of financing preferred B shares	Voting interest in outstanding share capital(3)
RDD Foundation	3,070,394	—	6.8
Fortis Utrecht N.V.	328,037	326,087	6.2
Ducatus N.V.	—	54,347	0.9
ABP	—	10,870	0.2
Shares held by the public	38,706,335	—	85.9
Total excluding shares purchased by the Company	42,104,766	391,304	100.0
Purchased shares held by the Company	4,678,307	—	—
Total	46,783,073	391,304	100.0

(1)
Under rule 13d-3 of the Exchange Act, more than one person may be deemed to be the beneficial owner of certain common shares (if, for example, persons share the power to vote or the power to dispose of the common shares). In addition, a person is deemed to beneficially own common shares if the person has the right to acquire the common shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. As a result, the percentage of outstanding common shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of common shares actually outstanding. These numbers do not include options held by shareholders.

(2)
Common share ownership interests for these shareholders are not publicly available. Accordingly, the number is estimated by us, in part based on notifications shareholders were required to make pursuant to Dutch law when they reach a threshold of 5% and again at 10%. Our estimates are based on information available to us at May 27, 2008.

(3)
Holders of our common shares and financing preferred B shares vote as a single class on all matters requiring a shareholders vote. Each common share carries one vote and each financing preferred B share, of €0.60 each, carries 7.5 votes.

As of May 27, 2008 the total number of shares repurchased by Van der Moolen Holding N.V. following the implementation of our share purchase plan and the announcement made at January 10, 2008 to buy back common shares was 4,678,307.

(B) Related Party Transactions

Reference is made to Note 24, “Related Party Transactions” to our consolidated financial statements included elsewhere in this annual report, for a full disclosure of related party transactions.

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

Regulatory Proceedings and Litigation

(a) VDM Specialists

(i) Specialist Trading Investigations by SEC and NYSE and criminal charges

On April 12, 2005 seven former employees of Van der Moolen Specialists USA, LLC (“VDM Specialists”), an indirectly owned subsidiary of Van der Moolen Holding N.V. (“Van der Moolen”), were indicted by the U.S. Department of Justice for securities fraud and conspiracy to commit securities fraud. Two of these defendants pleaded guilty to one count of securities fraud (each on May 12, 2006). On July 14, 2006, two of the other indicted former employees of VDM Specialists were found guilty of one count of securities fraud each (and were acquitted on the conspiracy count and other counts of securities fraud) after a jury trial and are appealing their conviction to the United States Court of Appeals for the Second Circuit. On April 6, 2006, the government dismissed the conspiracy count against the remaining three former employees of VDM Specialists who had been indicted on April 12, 2005. Two former employees were acquitted on all remaining counts on August 1, 2006 and September 18, 2006 respectively and the government dismissed all charges against the final defendant on November 22, 2006. As a result, there are currently two appeals pending from these criminal charges against the seven former employees of VDM Specialists.

Also on April 12, 2005, the U.S. Securities and Exchange Commission (“SEC”) commenced administrative proceedings against the seven former employees of VDM Specialists who were indicted by the U.S. Department of Justice, as well as another employee of VDM Specialists who was not indicted. The New York Stock Exchange (“NYSE”) has also brought charges against these former employees of VDM Specialists, however, this matter is currently stayed. The complaint of the SEC alleges trading practices in violation of certain anti-fraud provisions of federal securities laws and of NYSE rules, constituting violations of the Exchange Act. The two employees of VDM Specialists who pleaded guilty to one count in the criminal trials also settled with the SEC. A stay of the SEC proceedings against the two employees who were found guilty in the criminal trials and are currently appealing, remains in effect. Shortly before the beginning of the administrative hearing, one of the VDM Specialists respondents agreed to settle with the SEC without admitting or denying the allegations against him.  VDM agreed to contribute $50,000 to this settlement. The SEC administrative hearing commenced on February 11, 2008 and concluded in early May.  In mid-April, a second VDM defendant agreed to settle with the SEC without admitting or denying violations of NYSE rules constituting violations of the Exchange Act.  It is not possible to predict the outcome of the SEC’s enforcement action against the remaining former employees of VDM Specialists. However, the outcome may be influenced by the outcome of the appeals in the criminal cases.

The financial liability of VDM Specialists in these criminal and administrative proceedings arises from its operating agreement. Pursuant to Section 5.5 of such agreement, VDM Specialists is required to advance funds for actual litigation expenses (including legal fees and fines assessed) incurred by the relevant members in connection with these proceedings.

(ii) In re NYSE Specialist Securities Litigation

In the fourth quarter of 2003, four putative class actions were filed with the United States District Court for the Southern District of New York (the “District Court”) against VDM Specialists and other NYSE specialist firms. In March 2004, a similar suit was filed with the District Court by an individual plaintiff, not purporting to represent a class. One of the class actions and the individual suit also named the NYSE and Van der Moolen Holding N.V. as defendants. In May 2004, the District Court entered an order consolidating the four class actions and the individual action and appointing lead plaintiffs.

Each of these five actions was filed on behalf of plaintiffs who allege that the defendants violated U.S. federal securities law by conducting various improper trading activities to the detriment of pending customer orders. The actions were based on the administrative charges brought by the NYSE and SEC against the specialist firms. The actions seek unspecified restitution and damages.

On November 16, 2004, Van der Moolen Holding N.V., VDM Specialists and the other NYSE specialist firms moved to dismiss the amended consolidated complaint. On December 15, 2005, the Court granted in part and denied in part the motion to dismiss, thereby allowing plaintiffs’ claims to go forward against Van der Moolen Holding N.V., VDM Specialists and the other specialist firms. Initially the claims against the NYSE were dismissed in their entirety but on September 18, 2007 the Court of Appeals for the Second Circuit reversed in part the dismissal of the claims against the NYSE and remanded the matter for further proceedings before the District Court. Plaintiffs served a request for the production of documents on defendants on or about February 16, 2006, and the parties have begun to produce discovery. Van der Moolen Holding N.V. and VDM Specialists answered the complaint on February 23, 2006.

No class has yet been certified. The plaintiffs’ motion for class certification has been briefed and was argued on April 30, 2008. The defendants have argued that class certification should not be granted, inter alia, because individualized assessments would be required (for several reasons) and because there are intra-class conflicts. The District Court has not yet ruled on the motion.

We believe that Van der Moolen Holding N.V. and VDM Specialists have substantial defenses to this litigation, although the outcome or a range of outcomes of the litigation cannot be predicted at this time. Additionally, whether a class is certified in this case or not, members of the putative class may elect to bring individual claims for damages against Van der Moolen Holding N.V. and VDM Specialists.  The likelihood of such litigation and its outcome or range of outcomes cannot be predicted at this time.

(iii) Sea Carriers, LP I v. NYSE Euronext

On June 1, 2007, a putative class action was filed in the District Court by Sea Carriers, LP I and Sea Carriers Corporation against Van der Moolen Holding N.V., VDM Specialists, other NYSE specialists and their affiliates, various large brokerage firms and their affiliates, and NYSE Euronext.  The plaintiffs allege that during the class period (beginning October 17, 1998) the defendants violated the U.S. federal anti-trust and securities laws and state fiduciary duty law by misrepresenting the market for execution services and costs of execution of trades on the NYSE, manipulating trading on the NYSE, and colluding to raise, fix and maintain at anti-competitive levels the costs of executions services on the NYSE, all with respect to market orders sent to the NYSE floor by means of the Exchange’s SuperDOT system.  In September 2007, VDM Specialists was served with the complaint in this action. The action seeks unspecified monetary damages, equitable relief, attorneys’ fees, costs and expenses, pre-judgment interest, and treble damages for any violations of anti-trust laws.

(iv) In re Short Sale Antitrust Litigation

On October 24, 2006, VDM Specialists was served with an amended complaint in an antitrust class action brought in the District Court against numerous financial institutions alleging that the defendants violated federal antitrust laws and state fiduciary duty law by conspiring to raise borrowing costs for “hard-to-borrow” securities.  The defendants filed a motion to dismiss, which was granted by the court.  The plaintiff has appealed this decision.

(v) Arbitration against Mill Bridge IV, LLC et al.

In May 2007, three former members of VDM Specialists commenced a NYSE arbitration against Mill Bridge IV, LLC (a subsidiary of VDM Specialists) and seven individual members of the Management Committee of VDM Specialists, alleging a failure by these members to disclose to the minority members of VDM Specialists an alleged offer by Van der Moolen N.V. to purchase the membership interest of these minority members. The claim seeks damages in excess of $630,000 plus the diminution of the members’ capital accounts during January 2007, interest, attorneys’ fees, costs and other unspecified relief.

In March 2008, the claimants submitted an amended statement of claim, raising new claims in addition to the claim for damages relating to the failure to disclose an alleged offer (as described above), and asserting claims also against Van der Moolen Holding N.V. The claimants allege that they are entitled to a percentage share of Van der Moolen Holding N.V.’s equity stake in the CBOE Stock Exchange, through the imposition of a constructive trust, and also to damages in an amount to be determined relating to their alleged share of Van der Moolen Holding N.V.’s stake in the CBOE Stock Exchange.  The respondents filed their answer in April 2008 and an amended answer in May 2008 denying all liability to the claimants.

We believe that we have substantial defenses to this litigation although the outcome or a range of outcomes of the litigation cannot be predicted at this time.

The financial liability of VDM Specialists in this arbitration arises from its operating agreement. Pursuant to Section 5.5 of such agreement VDM Specialists is required to advance funds for actual litigation expenses (including legal fees and judgments assessed) incurred by the relevant members in connection with these proceedings.

(vi) NYSE Investigation of trading in Rockwell Collins Common Stock

On April 21, 2008, the staff of the NYSE’s Division of Enforcement advised VDM Specialists that the Exchange’s Enforcement staff was considering recommending formal disciplinary action against a VDM specialist with respect to the specialist’s activity on July 26, 2007 in the common stock of Rockwell Collins, Inc.  If such allegations are laid, they likely will involve allegations that the specialist failed to open the stock consistent with NYSE rules related to just and equitable principles of trade pursuant to NYSE Rule 476(a)(6) and to allegations that the specialist failed to maintain a fair and orderly market at that time pursuant to NYSE Rule 104.10.  On May 20, 2008, the staff of the NYSE’s Division of Enforcement advised counsel for VDM Specialists that, while the Enforcement staff had not yet determined whether to recommend formal action against VDM Specialists, the staff was considering the manner in which VDM Specialists supervised the specialist during the time in question.  The

Enforcement staff further stated that they were considering whether the Company, along with the specialist, should be held responsible for the underlying conduct.  On May 23, 2008, the specialist, who discussed this matter on several occasions with NYSE representatives, advised the NYSE that he would not avail himself of the opportunity for a “Wells Submission.”  VDM Specialists has not received any complaints from the issuer or any customers who traded the stock that day.  VDM Specialists has requested the names and nature of any complaints the NYSE might have received but, to date, no such information has been supplied to it.  VDM Specialists believes that it and the specialist have substantial defenses to any charges that may result from this matter, although the outcome or range of losses arising from this investigation cannot be predicted at this time.

(vii) Legal Fees–VDM Specialists

In 2007, VDM Specialists incurred a €5.5 million in legal fees and associated expenses in relation to regulatory proceedings and litigation (2006: €2.9 million). Pursuant to Section 5.5 of its operating agreement, VDM Specialists is required to advance funds for actual litigation expenses incurred by various (former) members in connection with these litigation and regulatory inquiries. All such advances have been included in the aforementioned amount and are recognized as expenses in the Consolidated Income Statement. This is relevant in relation to the cases described above (i.e., Specialist Trading Investigations by SEC and NYSE, the Arbitration against Mill Bridge IV, LLC et al., and the NYSE Investigation of trading in Rockwell Collins Common Stock). In 2007 an amount of approximately €3.0 million was recognized (2006: €2.6 million) in respect of these advances. There can be no assurance that further legal fees will not arise, and such expenses could be material.

(b) U.S. Option Business

(i) Investigations by the American Stock Exchange, the Chicago Board Options Exchange, the Philadelphia Stock Exchange and the SEC

The investigations by the American Stock Exchange’s Enforcement Division on charges of possible violations by Cohen, Duffy, McGowan, LLC of, inter alia, the exchange’s limit order display rule and the firm quote rule resulted in a fine for Cohen, Duffy, McGowan, LLC of $65,000, which was paid in September 2006. As a result the proceeding has been concluded.

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

 On May 11, 2004, the SEC requested financial information and information in respect of the compliance procedures of Cohen, Duffy, McGowan & Co., LLC. Cohen, Duffy, McGowan & Co, LLC was closed in December 2003 and was dissolved and we disposed of the activities of Van der Moolen Options USA, LLC in December 2004. In 2005 Van der Moolen USA, LLC merged into Mill Bridge V, LLC.

On February 11, 2005, the Chicago Board Options Exchange sent a notice informing Van der Moolen Options USA, LLC that it had initiated an inquiry to determine whether Van der Moolen Options USA, LLC, in its capacity as Designated Primary Market Maker on the Chicago Board Options Exchange or through its designee members, interpositioned or traded its principal account ahead of orders Van der Moolen Options USA, LLC represented as agent during the period from at least January 1999 through December 2004, in violation of Chicago Board Options Exchange or SEC rules. The outcome of this investigation cannot be predicted at this time.

Also, on December 21, 2004, the Philadelphia Stock Exchange advised Van der Moolen Options USA, LLC that it is conducting an investigation and fact-finding effort related to the order handling and trading activity by Van der Moolen Options USA, LLC for the period of February 2003 through September 2004, regarding compliance with Philadelphia Stock Exchange Rule 1082 (“Firm Quotations”).

The outcomes or range of losses arising from these investigations in respect of our U.S. options business cannot be reliably estimated at this time.

(ii) Last Atlantis Capital et al. vs. Chicago Board Options Exchange et al.

On January 20, 2004, five entities who allege that they are purchasers and sellers of options commenced an action in the U.S. District Court for the Northern District of Illinois against four national securities exchanges (the American Stock Exchange, the Chicago Board Options Exchange, the Philadelphia Stock Exchange and the Pacific Stock Exchange) and 35 securities dealers who made markets in options, including Cohen, Duffy, McGowan Inc., LLC and Van der Moolen Options USA, LLC (currently Mill Bridge V, LLC) as well as Van der Moolen Holding N.V. Plaintiffs allege that Van der Moolen’s (former) subsidiaries conspired with other defendants by allegedly failing to execute orders, cancelling orders and refusing to cancel orders for the purchase and sale of options. Plaintiffs allege violations of federal antitrust laws (Sections 1 of the Sherman Act and 4 and 16 of the Clayton Act), and securities laws (Section 10(b) of the Exchange Act and rule 10b-5 thereunder), breach of contract, common law fraud, breach of fiduciary duty, violations of an Illinois consumer fraud and deceptive business practices statute and tortuous interference with business. Injunctive relief and damages (including punitive damages) in an unspecified amount are sought. Cohen, Duffy, McGowan Inc., Van der Moolen Options USA, LLC and Van der Moolen Holding N.V. were never served with the process in this action, and although named in the caption of the Complaint, there were no specific allegations in the complaint against either Van der Moolen Holding N.V. or Van der Moolen Options USA, LLC.

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

On September 15, 2006, the District Court granted the motions to dismiss with prejudice. Plaintiffs again moved for reconsideration and sought leave to file a proposed amended complaint. On March 22, 2007, the District Court granted the motion for reconsideration in part, allowing plaintiffs to file their proposed amended complaint against all the defendants except the securities exchanges. Plaintiffs filed an amended consolidated complaint on April 5, 2007. The amended consolidated complaint, on behalf of all eight plaintiffs, names as defendants 34 securities dealers and affiliates, including Van der Moolen Holding N.V., Van der Moolen Options USA, LLC and Cohen, Duffy, McGowan & Co., LLC. On May 25, 2007, Van der Moolen filed a motion to dismiss the amended consolidated complaint.  On May 31, 2007, the District Court granted the motion to dismiss and dismissed the amended consolidated complaint against Van der Moolen Holding N.V., Van der Moolen Options USA, LLC and Cohen, Duffy, McGowan & Co., LLC with prejudice.  On August 22, 2007, the District Court vacated the May 31, 2007 order in part, allowing plaintiffs an additional 60 days (until October 22, 2007) to serve Cohen, Duffy, McGowan & Co., LLC with the amended consolidated complaint.  There is no indication that plaintiffs have achieved service on Cohen, Duffy, McGowan & Co., LLC.  The case remains dismissed against Cohen, Duffy, McGowan & Co., LLC, Van der Moolen Options USA, LLC, and Van der Moolen Holding N.V.  Because the case is still pending against 30 other defendants, the order of dismissal is not yet final or appealable.

On November 27, 2007, defendants filed a renewed motion to dismiss the amended consolidated complaint.  On February 7, 2008, the District Court granted the motion to dismiss with respect to all defendants that had not entered into certain consent orders with the American Stock Exchange in 2006.  The dismissal order expressly does not apply to the eleven defendants, including Cohen, Duffy, McGowan & Co., LLC, which entered into consent orders with the American Stock Exchange.  However, as discussed above, there is no indication that plaintiffs have ever achieved service on Cohen, Duffy, McGowan & Co., LLC.

(c) VDM Capital Markets

Arbitration between Dan Cooley, Huukhanh Le, and John Shiflett, Claimants vs. VDM Capital Markets, Respondent

On or about May 9, 2008 three former employees of VDM Capital Markets, LLC (“VDM Capital Markets”) who were terminated from VDM Capital Markets on April 8, 2008, commenced an arbitration against VDM Capital Markets before the Chicago Board Options Exchange.  The claimants allege that VDM Capital Markets improperly withheld payment of their bonus for the first quarter of 2008 and a portion of 2007, which they calculate at $1,050,143.00.  The claimants also allege that they are the owners of intellectual property in a trading system that they used while employed by VDM Capital Markets, and that VDM Capital Markets misappropriated this property.  The claimants seek monetary damages in the amount of the allegedly improperly withheld bonus plus, under New York State Labor Law, costs, attorney’s fees and a penalty equal to 25% of the withheld bonus.  The claimants also seek declaratory relief that they are the owners of intellectual property rights in the trading system, an injunction against VDM Capital Markets from using the system, the return of source code for the system, and monetary damages for the alleged misappropriation of intellectual property.  VDM Capital Markets’ answer is due on June 27, 2008.  We believe that VDM Capital Markets has substantial defenses in this matter, although the outcome or range of losses arising from this arbitration cannot be predicted at this time.

(d) Concluding remark

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

Dividends and Dividend Policy

Our General Meeting of Shareholders has the discretion to determine whether we will pay dividends on our common shares, following any setting aside of funds by our Executive Board with the prior approval of our Supervisory Board. Dividends may be paid out of retained earnings that have not been appropriated to statutory reserves or paid to holders of our financing preferred shares and preferred shares. Shareholders of our common shares may be given the option of receiving the dividend in cash, in common shares, or in a combination of cash and common shares following a proposal by the Executive Board and approval of the Supervisory Board. While our Executive Board may, with the approval of the Supervisory Board, determine that an interim dividend shall be paid; payouts in past years have been in the form of a single annual dividend. Dividends may be subject to a deduction of Dutch withholding tax. See “Item 10. Additional Information—(E) Taxation.” Any dividends that are not claimed within five years of their declaration revert to us.

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

Year ended December 31,	Dividends per common share				Total dividends on our common shares
	€		$		(€ millions)	($ millions)
2002	0.72	(2)	0.92	(2)	27.7	35.5
2003	—		—		—	—
2004	0.22	(1)	0.28	(1)	8.4	10.8

Year ended December 31,	Dividends per common share				Total dividends on our common shares
	€		$		(€ millions)	($ millions)
2005	0.13	(1/3)	0.17	(1/3)	5.6	7.2
2006	—		—		—	—
2007	—		—		—	—

(1)	Paid in cash or, alternatively, in the form of common shares.

(2)	Paid in cash only.

(3)	Including dividends paid on the 3,803,509 common shares issued on January 2, 2006 in relation to the acquisition of the Curvalue group.

For 2007, no dividend was paid out to the common shareholders.

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

Until 2004, we had a policy of paying at least 40% of our net income from ordinary activities before impairment charges and less minority interest, calculated in accordance with Dutch GAAP, to our holders of common shares in the form of dividends, subject to, among other things, our liquidity and capital position and our expected financing requirements. For the years ended December 31, 2002 and 2004 we paid 40.4% and 41.9%, respectively, of our net income from ordinary activities less minority interest (excluding impairment of intangible fixed assets), calculated in accordance with Dutch GAAP, to our common shareholders in the form of dividends. For 2003 we paid no such dividend, having recorded a loss for the year. As a result of the transition to IFRS, we paid out 50% of our net income available to common shareholders determined under these accounting standards for the year 2005. In our Annual General Meeting of Shareholders on May 22, 2008 we clarified and confirmed our dividend policy. Our dividend and reserves policy takes into consideration our internal financing requirements, our investments and growth prospects, together with investors’ dividend expectations. The level of dividend payment depends on a combination of the level of normalized net profit, our liquidity position, our asset ratios and our future financing needs. The proposal for the annual dividend payment is determined with careful consideration for the investments necessary to achieve our strategic goals. We strive for a pay out ratio of between 40% and 50% of normalized net profit attributable to shareholders of common shares. A feature of our dividend policy is to offer our common shareholders the choice of a dividend in cash or shares.

Dividends on Financing Preferred Shares

As of December 31, 2007, we had 391,304 financing preferred B shares outstanding. The 251,000 financing preferred A shares previously outstanding were repurchased in April 2007 and were cancelled in July 2007, after having obtained approval at the General Meeting of Shareholders in April 2007. Our financing preferred shares are finance shares, which we may issue to raise capital. We pay dividends on our financing preferred shares. The dividend is calculated on the basis of the basic yield applicable to the relevant class of financing preferred shares as described in the terms and conditions attaching to those shares, which normally reflect market interest rates, at the date of issuance or dividend reset.

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

Year ended December 31,	Dividends per financing preferred A share	Total dividends on financing preferred A share
	€	(€ millions)
2002	2.63	0.7
2003	2.71	0.7
2004	2.71	0.7
2005	2.71	0.7
2006	2.71	0.7
2007(1)	0.80	0.2

Year ended December 31,	Dividends per financing preferred B share	Total dividends on financing preferred B share
	€	(€ millions)
2002	5.76	2.3
2003	5.76	2.3
2004	5.76	2.3
2005	5.76	2.3
2006	8.82	3.5
2007	8.82	3.5

(1)	In 2007, 251,000 financing preferred A shares have been repurchased and cancelled, following the approval by the Annual General Meeting of Shareholders held at April 26, 2007.

Reference is made to “Item 5. Operating and Financial Review and Prospects—(A) Operating Results—Recent Developments” for information in respect of the reset of the dividend percentage of financing preferred B shares in 2006.

(B) Significant Changes

For a discussion of significant changes in our business or financial condition since December 31, 2007, see “Item 5. Operating and Financial Review and Prospects—(A) Operating Results—Recent Developments.”

Item 9. THE OFFER AND LISTING

(A) Offer and Listing Details

The tables below set forth, for the periods indicated, the high and low intraday prices of our common shares and ADSs.

The following table sets out annual high and low intraday prices of our common shares on NYSE Euronext and our ADSs on the NYSE for the last five years as provided by Bloomberg, except for 2007, for which year the annual high and low intraday prices covers the period we were listed on the NYSE, being January 1st up to and including December 6, 2007:

	Euronext Amsterdam		New York Stock Exchange
Period	High	Low	High	Low
	(in euros per share)		(in dollars per share)
2003	21.70	5.51	22.04	6.70
2004	8.14	4.34	9.95	5.68
2005	6.57	3.75	8.27	4.57
2006	9.13	3.94	10.50	5.07
2007	4.77	2.70	6.17	3.80

The following table sets out quarterly high and low intraday prices of our common shares on NYSE Euronext and our ADSs on NYSE for the last two years as provided by Bloomberg:

	Euronext Amsterdam		New York Stock Exchange
Period	High	Low	High	Low
	(in euros per share)		(in dollars per share)
2006
First quarter	9.13	6.08	10.50	7.79
Second quarter	7.93	5.07	9.97	6.43
Third quarter	5.87	4.80	7.49	6.05
Fourth quarter	5.55	3.94	7.00	5.07
2007
First quarter	4.77	3.91	6.17	5.26
Second quarter	4.29	3.48	5.56	4.69
Third quarter	4.27	3.12	5.80	4.46
Fourth quarter	3.90	2.70	5.36	3.80
2008
First quarter	3.35	1.75	4.65	2.94
Second quarter through June 20, 2008	3.87	2.40	4.05*	3.70*

*Until May 9, 2008 b

The following table sets out monthly high and low intraday prices of our common shares on Euronext:

	Euronext
Month ended	High	Low
	(in euros per share)
December 31, 2007	3.45	2.50
January 31, 2008	3.09	1.75
February 28, 2008	2.91	2.53
March 31, 2008	3.35	2.50
April 30, 2008	2.74	2.40
May 31, 2008	3.43	2.45
Period ended June 20, 2008	3.87	3.15

On May 31 , 2008, the closing price of the common shares on Euronext was €3.27. From December 6, 2007, when our ADS were delisted from the NYSE until May 9, 2008, when they were terminated, our ADS were traded over the counter (“OTC”).

(B) Plan of Distribution

Not required because this document is filed as an annual report.

(C) Markets

Our common shares are listed on Euronext under the symbol “MOO” and are included in the Small Cap Index of NYSE Euronext Amsterdam.

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

The provisions as included in our Articles of Association relating to the members of our Executive Board and Supervisory Board are described in “—Item 6. Directors, Senior Management and Employees—(A) Directors and Senior Management.”

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

Common shares

Our common shares may be issued in bearer or registered form and will be in bearer form unless the shareholder indicates otherwise in writing. Only bearer common shares can trade on NYSE Euronext in Amsterdam.

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

Registered common shares

We enter holders of issued and outstanding registered common shares in the register of shareholders. In principle we do not issue share certificates for registered common shares. However, a shareholder may request an extract from the shareholders’ register regarding the common shares registered in his or her name. We are required to provide this free of charge. Dutch law requires that transfers of registered common shares be recorded in a written instrument to which we are a party or which is served on us, or that the transfer be acknowledged by us. There are currently no holders of common shares entered in the register.

From January 28, 2008 until March 10, 2008 we repurchased a total number of 4,576,125 common shares in our own capital against a total consideration of €12,860,419. Further to a resolution adopted at the Extraordinary General Meeting of Shareholders of March 18, 2008, these shares have been cancelled with observance of the requirements of section 2:100 of the Dutch civil code.

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

At the time of the amendment of our Articles of Association on May 5, 2006, we revised the terms and conditions, including dividend percentage, profit basis and the mechanisms to establish such terms and conditions, applicable to the financing preferred shares of a specific class. The terms and conditions of the current issued and outstanding financing preferred shares A were (re-)adopted by the Executive Board after approval of the Supervisory Board on April 5, 2006. The issuance of 216,000 financing preferred A shares occurred on January 15, 1997, the issuance of 20,000 financing preferred A shares occurred on December 20, 2000, the issuance of 5,000 financing preferred A shares occurred on August 1, 2001, the issuance of 10,000 financing preferred A shares occurred on October 1, 2002. On April 27, 2007 our Annual General Meeting of Shareholders approved the repurchase of the 251,000 financing preferred A shares at the original issuance price of €10,405,148. Furthermore on April 27, 2007 our Annual General Meeting of Shareholders also resolved the cancellation of 251,000 repurchased financing preferred A shares with observance of the requirements of section 2:100 of the Dutch civil code. As a result, currently no financing preferred A shares are outstanding. The issuance of 391,304 financing preferred B shares occurred on December 15, 1998. All resolutions in respect of the financing preferred shares are deposited at our office in Amsterdam, the Netherlands.

Our financing preferred shares are not convertible into common shares. They are not listed on any exchange, and we have no intention to list our financing preferred shares. Except as described above and in “—Description of Shares and Key Provisions of our Articles of Association—Dividends,” there are no redemptive or other material rights attaching to our financing preferred shares.

If new financing preferred shares are issued, Van der Moolen Holding N.V. shall, if necessary, arrange for provisions to the effect that the voting rights on such shares are based on the fair value of the capital contribution made on such shares in relation to the price of our common shares on NYSE Euronext in Amsterdam.

Preferred shares

Effective May 1, 2001, we amended our articles to provide for the future issuance of preferred shares to a foundation called Stichting Van der Moolen Holding (“Stichting”). The Stichting’s function is to safeguard our interests and those of our subsidiaries in the event of, for instance, a hostile takeover, by acquiring and managing our preferred shares and by exercising the rights attaching to those shares, in particular the voting rights.

On July 12, 2001, we entered into an agreement with the Stichting, which was amended on 7 May 2008, pursuant to which it has been granted a call option right allowing it to acquire up to the number of preferred shares of which the aggregate par value is equal to the aggregate par value of the total number of our common shares, financing preferred A shares, financing preferred B shares, financing preferred C shares, financing preferred D shares and financing preferred E shares outstanding at the time of the exercise of the right. Assuming the Stichting exercises its right in respect of the maximum number of preferred shares that could be issued pursuant to the preceding sentence, such exercise would result in the Stichting having voting rights equal to 50 per cent of the total voting power of all of our issued and outstanding shares. Accordingly, the Stichting would be able to block or control all shareholder votes.

The Stichting may exercise its right to acquire the maximum number of shares at any time or may exercise its right in respect of blocks of preferred shares on more than one occasion. The preferred shares will be issued against payment by the Stichting of an amount equal to at least 25% of the aggregate par value of the preferred shares to be issued. After the issuance of any preferred shares, we will meet with the Stichting at least twice a year to discuss whether it remains necessary for the Stichting to continue to hold the preferred shares. If we agree with the Stichting that it is no longer necessary, we will repurchase or cancel the preferred shares. In addition, at its discretion, the Stichting may require us to repurchase or cancel the preferred shares at any time upon the expiry of 18 months from the date of their original issuance, or so much earlier as the Stichting shall determine. Current legislation requires us to repurchase or cancel these shares within two years of their issuance to the Stichting to prevent that the Stichting is no longer exempt from the requirement to make a public offer.

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

The Stichting is managed by an Executive Board comprised of five members, only one of whom may be selected by our Supervisory Board. Each of the remaining four members must be an individual who is not:

•	a current or former managing director, supervisory director or employee of us or of any of our subsidiaries;

•	a relative or spouse of one of our managing directors or supervisory directors or those of any of our subsidiaries;

•	permanent adviser of ours or a former permanent adviser of ours, provided that this restriction will only apply for the first three years after the termination of the relationship; or

•	a managing director or employee of any banking institution with which we maintain a significant relationship.

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

The General Meeting of Shareholders may delegate this power to the Executive Board, subject to approval of the Supervisory Board. The resolution of a General Meeting of Shareholders to delegate this power determines the maximum number of shares to be issued. Our Executive Board’s authority to issue shares is limited to our authorized share capital.

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

No pre-emptive rights exist with respect to any future issuances of our financing preferred shares or preferred shares, as the case may be.

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

At our Annual General Meeting of Shareholders on May 22, 2008 our Executive Board has been delegated the authorization to, with the approval of the Supervisory Board, issue common shares as well as financing preferred shares and to grant the right to subscribe for such shares, and to exclude or restrict pre-emptive rights in relation thereto. This authorization is limited to 10% of the issued capital and is given the authority for a period of 18 months, commencing on May 22, 2008.

Acquisition by us of shares in our own capital

We may acquire our own shares if and to the extent that this is in accordance with Dutch law and a General Meeting of Shareholders has authorized our Executive Board to acquire the shares.

We may not acquire our own shares if they have not been fully paid-up, and any acquisition of our own shares is subject to the prior approval of our Supervisory Board. The authorization by a General Meeting of Shareholders may be for a term of up to 18 months. We and our subsidiaries may not vote shares which we or they hold.

At our Extraordinary General Meeting of Shareholders held on March 18, 2008, the General Meeting of Shareholders has authorized the Executive Board to acquire common shares in our own capital, for a price per share which lies between the nominal value of these shares and 110% of the exchange price of these shares (the exchange price being equal to the average of the highest price per share according to the Official Price List of Euronext Amsterdam N.V. of each of the ten trading days prior to the date of the repurchase), and for a period of 18 months commencing on the date of the Extraordinary General Meeting of Shareholders.

Capital reduction

If our Supervisory Board approves and Dutch law permits, the General Meeting of Shareholders can resolve to reduce our issued share capital by cancellation of shares or reduction of the nominal value of shares.

At the Extraordinary General Meeting of Shareholders held on March 18, 2008, the General Meeting of Shareholders has resolved to cancel the common shares that have been or will be repurchased, in one or more tranches, with a maximum in aggregate of 10% of the issued nominal share capital as at March 18, 2008, the number of shares to be cancelled and number of tranches to be determined at the discretion of the Executive Board. Further to this resolution, the common shares that the Company acquired in its own capital until March 10, 2008 have been cancelled.

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

Each shareholder can attend general meetings in person or by proxy, address the meeting and vote. Under Dutch law, voting rights are related to the nominal value of shares. Accordingly, as each of our common shares, par value €0.08, entitles the holder to one vote, each of our financing preferred shares or preferred shares, par value €0.60, entitles the holder to 7.5 votes. Further to the amendment of our Articles of Association on May 8, 2007, the Executive Board may decide that the persons entitled to attend and vote at general meetings may within a specified period prior to the meeting cast their votes electronically in a manner to be decided by the Executive Board. Votes that are cast accordingly are equal to votes cast at the meeting. The Executive Board may also decide that a person entitled to attend and vote at general meetings may vote at the meeting by electronic means of communication, provided that the person can directly take note of the business transacted at the relevant meeting and subject to conditions the Executive Board may decide to attach to this way of voting.

The Executive Board must be notified in writing of a registered shareholder’s intention to attend a General Meeting of Shareholders. The holders of bearer common shares can vote if an affiliated institution of Euroclear

Netherlands sends a written statement as to their shareholdings to our offices. Resolutions are passed by absolute majority of votes cast unless stated otherwise in Dutch law and our Articles of Association. Unless a proposal to a General Meeting of Shareholders is made by our Executive Board (subject to the approval of the Supervisory Board) or Dutch law or our Articles of Association prescribe otherwise, a resolution can only be adopted by a General Meeting of Shareholders if more than half of the issued share capital is represented at the meeting.

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

Dividends

Annual dividends shall be paid out of profits as shown in the adopted annual statutory financial statements. We may not make distributions in excess of our freely distributable reserves (i.e., our equity less the reserves that we are required to maintain by Dutch law or our Articles of Association). The preferred shares will be paid their dividends first, followed by the financing preferred shares, with due understanding that our Executive Board is authorized, after the approval of our Supervisory Board, to make a reservation to the dividend reserve of the respective financing preferred shares, or to make a dividend payment. With respect to the financing preferred shares, effective from April 5, 2006 the payment of dividends on cumulative financing preferred shares is at the discretion of the Company, and there is no obligation for the Company to make such dividend payments. The dividends on our financing preferred shares and our preferred shares reflect market interest rates, at the date of issuance or dividend reset. If in any financial year the profit in accordance with the accounting principles used for the preparation of the annual statutory financial statements is not adequate to make the dividend payments and/or additions to the respective dividend reserves for financing preferred shares—or part thereof—in respect of our preferred or financing preferred shares, the dividend shall be reduced proportionally and the deficit shall be debited to profits paid out in subsequent financial years. With Supervisory Board approval, our Executive Board then decides whether and how much of the remaining profit they will reserve. Any profits remaining will be paid as a dividend on our common shares. With the approval of our Supervisory Board and subject to Dutch law, our Executive Board can resolve to pay an interim dividend. A General Meeting of Shareholders may, upon the proposal of our Executive Board and subject to approval of our Supervisory Board, resolve a dividend payment to be made in full or in part in the form of shares.

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

Purchasers of common shares will be entitled to the full dividend, when declared. Any dividends that are not claimed within five years of their declaration revert to us.

Shares held by the Company in its own capital shall not be taken into account when determining the distribution of profits.

Amendment of our Articles of Association

A General Meeting of Shareholders may only resolve to amend our Articles of Association or to dissolve us on the proposal of our Executive Board, subject to the approval of our Supervisory Board.

Our Articles of Association were last amended by notarial deed with effect from March 31, 2008 pursuant to a resolution passed at our Extraordinary General Meeting of Shareholders held on March 18, 2008.

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

Should the balance be insufficient to pay the full amounts to the holders of financing preferred shares, such payments shall be made in proportion to the amounts which would have been paid were the remainder to have been sufficient for full payment.

Obligations of Shareholders to Disclose Holdings

Section 5.3 of the Dutch Act on the Financial Supervision (Wet op het Financieel Toezicht) (the “Major Holdings Rules”) applies to any person who, directly or indirectly, acquires or disposes of an interest in the voting rights and/or the capital of a public limited company incorporated under the laws of the Netherlands with an official listing on a regulated market within the European Economic Area, as a result of which acquisition or disposal the percentage of voting rights or capital interest acquires or disposed of reaches, exceeds or falls below 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%. With respect of Van der Moolen Holding N.V., the Major Holdings Rules would require any person whose interest in the voting rights and/or capital of Van der Moolen Holding N.V. reached, exceed or fell below those percentage interest, whether through ownership of bearer common shares, registered common shares, financing preferred shares or preferred shares, to notify in writing the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) immediately after the acquisition or disposal of the triggering interest in Van der Moolen Holding N.V.’s share capital.

The notification will be recorded in the register which is held by the Netherlands Authority for the Financial Markets for that purpose. This register is available for public inspection. Non compliance with the obligations of the Major Holdings Rules can lead to criminal prosecution. In addition, a civil court can issue orders against any person who fails to notify or incorrectly notifies the Netherlands Authority for the Financial Markets, in accordance with the Major Holdings Rules, including suspension of the voting right in respect of such person’s ordinary shares.

Section 3:95 of the Dutch Act on Financial Supervision

Pursuant to Section 3:95 of the Dutch Act on the Financial Supervision (Wet op het Financieel Toezicht, “AFS”), it is prohibited, except as provided below, a party from holding or acquiring, or increasing a qualifying shareholding, which is a direct or indirect interest in, or direct or indirect exercise of voting rights of, 10% or more of the issued share capital of a securities institution to which a license has been issued. The exercise of any control connected with a qualifying shareholding in a securities institution, including licensed securities institutions which are subsidiaries of Van der Moolen Holding N.V., is prohibited unless a declaration of no objection has been obtained from the Dutch Central Bank (De Nederlandsche Bank, “DNB”). DNB will, upon request, issue a declaration of no objection in respect of a transaction, unless it judges that the transaction would or could affect the securities institution concerned in a manner that is incompatible with the sound or prudent management of the securities institution. Restrictions may be imposed on, and conditions attached to, a declaration of no objection issued. Purchasers of our common shares, as well as any subsequent transferees, will be required to comply with the provisions described above.

We, as well as our intermediate holding companies, have been granted declarations of no objection pursuant to Section 3:95 of the Dutch Act on Financial Supervision in connection with the holding of our interests in our securities institution subsidiaries. Further, The Bank of New York has been granted a declaration of no objection.

(C) Material Contracts

Curvalue

On January 2, 2006 we acquired Curvalue. See “Item 4. Information on the Company—(A) History and Development of the Company.”

Hills Independent Traders Ltd

On July 24, 2006 we acquired a call option for the securities portfolio of Hills Independent Traders Ltd (“HIT”). On October 31, 2006 the purchase was completed. See “Item 4. Information on the Company—(A) History and Development of the Company.”

Put/Call Option Agreement regarding shares in Van der Moolen Specialists USA, LLC

On June 15, 2007 Mill Bridge IV, LLC and VDM Specialists entered into an option agreement with the minority partners of VDM Specialists pursuant to which Mill Bridge IV, LLC was granted a call option to acquire the 15.6% minority interest in VDM Specialists during the two years following the agreement for an amount of $ 8.3 million and the minority partners were granted a put option to sell their minority interest against the same consideration. The option agreement followed on the increase of the interest of Van der Moolen Holding N.V. in VDM Specialists from 75% to 84.4% as a result of the reallocation of the interest between minority partners and Van der Moolen Holding N.V. during the second quarter of 2007. At year end 2007 all options have been exercised and as a result VDM Specialists is currently a wholly-owned subsidiary of Mill Bridge IV, LLC.

Disposal assets VDM Specialists

On December 3, 2007 we entered into an agreement with Lehman Brothers Inc. for the sale of certain of the assets of VDM Specialists relating to our NYSE specialists activities. See “Item 4. Information on the Company—(A) History and Development of the Company.”

Robbins & Henderson

On August 1, 2007 we acquired Robbins & Henderson, LLC (now R&H).  See “Item 4. Information on the Company—(A) History and Development of the Company.”

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

(E) Taxation

Certain Dutch Tax Consequences for Holders of Common Shares

The following summary describes the principal tax consequences that will generally apply in the case of an investment in the common shares under Dutch tax laws in force and in effect as of the date hereof. This description is subject to changes in Dutch law including changes that could have retroactive effect. No assurance can be given that authorities or courts in the Netherlands will agree with the description below. Not every potential tax consequence of such investment under the laws of the Netherlands will be addressed. Therefore we advise to consult your tax advisor before taking any actions.

Dutch taxation of resident shareholders

The description of certain Dutch taxes set out in this section “— Dutch taxation of resident shareholders” is only intended for the following investors:

(1)
individuals who are resident or deemed to be resident in the Netherlands and, with respect to personal income taxation, individuals who opt to be taxed as a resident of the Netherlands for purposes of Dutch taxation and who invest in the common shares (“Dutch Individuals”), excluding individuals:

(a)	who derive benefits from the common shares that are taxable as benefits from miscellaneous “activities,” which includes activities that exceed normal active portfolio management;

(b)	for whom the common shares or any payment connected therewith may constitute employment income; or

(c)	who have a substantial interest, or a deemed substantial interest, in us; and

(2)
corporate entities (including associations which are taxed as corporate entities) that are resident or deemed to be resident in the Netherlands for purposes of Dutch taxation and who invest in the common shares (“Dutch Corporate Entities”), excluding:

(a)	corporate entities that are not subject to Dutch corporate income tax;

(b)	pension funds and other entities that are exempt from Dutch corporate income tax;

(c)	corporate entities that hold common shares, the benefits derived from which are exempt under the participation exemption (as laid down in the Dutch Corporate Income Tax Act 1969); and

(d)	investment institutions as defined in the Dutch Corporate Income Tax Act 1969.

Generally, an individual who holds common shares will have a substantial interest if he or she holds, alone or together with his or her partner, whether directly or indirectly, the ownership of, or certain other rights over, shares representing 5% or more or our total issued and outstanding capital (or the issued and outstanding capital of any class of shares), or rights to acquire shares, whether or not already issued, that represent at any time 5% or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of shares) or the ownership of certain profit participating certificates that relate to 5% or more of our annual profit and/or to 5% or more of our liquidation proceeds. A holder of common shares will also have a substantial interest in us if certain relatives (including foster children) of that holder or of his or her partner have a substantial interest in the Company. If a holder of common shares does not have a substantial interest a deemed substantial interest will be present if (part of) a substantial interest has been disposed of, or is deemed to have been disposed of, on a non-recognition basis.

Personal and corporate income tax

Dutch individuals not engaged or deemed to be engaged in an enterprise. Generally, a Dutch individual who holds the common shares that are not attributable to an enterprise from which he derives profits as an entrepreneur or pursuant to a co-entitlement to the net worth of such enterprise other than as an entrepreneur or a shareholder (a “Dutch Private Individual”), will be subject to a notional yield tax. Irrespective of the actual income or capital gains, the annual taxable benefit of all the assets and liabilities of a Dutch individual that are taxed under such regime including the common shares, is set at a fixed percentage. This percentage is 4% of the average fair market value of these assets and liabilities at the beginning and at the end of every year (minus a tax-free amount). The tax rate applicable under the fictitious yield tax is 30%.

Dutch individuals engaged or deemed to be engaged in an enterprise and Dutch Corporate Entities. Any benefits derived or deemed to be derived from the common shares (including any capital gains realized on the disposal thereof) that are attributable to an enterprise from which a Dutch Individual derives profits, whether as an entrepreneur or pursuant to a co-entitlement to the net worth of such enterprise (other than as an entrepreneur or a shareholder), are generally subject to income tax in its hands. Any benefits derived or deemed to be derived from the common shares (including any capital gains realized on the disposal thereof) that are held by a Dutch Corporate Entity are generally subject to corporate income tax in its hands.

Withholding tax

Dividends we distribute are generally subject to a withholding tax imposed by the Netherlands. As from 1 January 2007, the statutory withholding rate has been reduced from 25% to 15%.

The concept “dividends we distribute” used in this section includes, but is not limited to:

(1)	distributions in cash or in kind, deemed and constructive distributions, and repayments of paid-in capital not recognized for Dutch dividend withholding tax purposes;

(2)
liquidation proceeds, proceeds of redemption of the common shares or, as a rule, consideration for the repurchase of the common shares by us in excess of the average paid-in capital belong to the specific class of shares recognized for Dutch dividend withholding tax purposes;

(3)
the par value of common shares issued to a holder of the common shares or an increase of the par value of common shares to the extent that it does not appear that a contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and

(4)	partial repayment of paid-in capital, recognized for Dutch dividend withholding tax purposes, if and to the extent that there are net profits, unless:

(a)	a general meeting of our shareholders has resolved in advance to make such repayment; and

(b)	the par value of the common shares concerned has been reduced by an equal amount by way of an amendment of the Articles of Association.

Dutch Individuals and Dutch Corporate Entities can generally credit the withholding tax against their income tax or corporate income tax liability and are generally entitled to a refund of dividend withholding taxes exceeding their aggregate income tax or corporate income tax liability.

Dutch tax law contains provisions against dividend stripping. In the case of dividend stripping, dividend withholding tax cannot be credited or refunded. Dividend stripping is deemed to be present if the recipient of a dividend is not the beneficial owner thereof and is entitled to a larger reduction or refund of dividend withholding tax than the beneficial owner of the dividends. Under the anti-dividend stripping provisions, a recipient of dividends will not be considered the beneficial owner thereof if as a consequence of a combination of transactions a person other than the recipient wholly or partly benefits from the dividends, whereby such person retains, whether directly or indirectly, an interest in the shares on which the dividends were paid comparable with his position in similar shares before such combination of transactions, including the sole acquisition of one or more dividend coupons and the establishment of short-term rights of enjoyment on common shares, while the transferor retains the ownership of common shares. The provisions apply to the transfer of the common shares and dividend coupons and also to transactions that have been entered into in the anonymity of a regulated stock market.

Gift and inheritance taxes

A liability to gift tax will arise in the Netherlands with respect to an acquisition of the common shares or ADSs by way of a gift by an individual who is resident in the Netherlands or a corporate entity that is established in the Netherlands. A liability to inheritance tax will arise in the Netherlands with respect to an acquisition or deemed acquisition of the common shares by way of an inheritance or bequest on the death of an individual who is resident in the Netherlands.

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

Taxes on income and capital gains

A Non-Resident Shareholder will not be subject to any Dutch taxes on income or capital gains in respect of dividends we distribute (other than withholding tax described below) or in respect of any gain realized on the disposal of common shares, provided that:

(1)
such Non-Resident Shareholder does not derive profits from an enterprise, whether as an entrepreneur or pursuant to a co-entitlement to the net worth of such enterprise (other than as an entrepreneur or a shareholder) which enterprise is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise, as the case may be, the shares are attributable;

(2)	such Non-Resident Shareholder does not have a substantial interest or a deemed substantial interest in us, or, if such holder does have such an interest, it forms part of the assets of an enterprise;

(3)
if such Non-Resident Shareholder is an individual, the benefits derived from the shares are not taxable in the hands of such holder as a benefit from miscellaneous activities in the Netherlands, which includes activities that exceed normal active portfolio management;

(4)
such Non-Resident Shareholder is not entitled to a share in the profits of an enterprise effectively managed in the Netherlands, other than by way of the holding of securities or through an employment contract, to which enterprise the common shares or payments in respect of the common shares are attributable;

(5)	such Non-Resident Shareholder does not carry out and has not carried out employment activities in the Netherlands with which the holding of or income derived from the common shares is connected; and

(6)	if the Non-Resident Shareholder is an individual, he or she does not opt to be taxed as a resident of the Netherlands for purposes of Dutch taxation.

See the section “— Dutch taxation of resident shareholders” for a description of the circumstances under which your common shares and ADSs form part of a substantial interest or may be deemed to form part of a substantial interest in the Company. We hereby note that both non-resident individuals and non-resident corporate entities can hold a substantial interest.

Withholding tax

Dividends we distribute are generally subject to a withholding tax imposed by the Netherlands. As from 1 January 2007, the statutory rate has been reduced from 25% to 15%.

For a description of the concept “dividends distributed by us,” reference is made to the section “— Dutch taxation of resident shareholders — Withholding tax.”

Qualifying entities that are resident in a member state of the European Union or European Economic Area and own at least 5% of our shares or voting rights may be eligible for an exemption from dividend withholding tax, provided certain requirements are met.

If a holder of common shares, whether an individual or an entity, is resident in a country other than the Netherlands and if a treaty for the avoidance of double taxation with respect to taxes on income is in effect between the Netherlands and that country, and the holder is a qualifying resident for purposes of such treaty, such holder may, depending on the terms of that particular treaty, qualify for full or partial relief at source or for a refund (in whole or in part) of the Netherlands dividend withholding tax.

Residents of the United States who qualify for, and comply with the procedures for claiming benefits under, the income tax convention between the Netherlands and the United States (the “U.S./NL Income Tax Treaty”) generally are eligible for a reduction of the Netherlands withholding tax on dividend income to 15%. As regards to dividends payable as from January 2007, it is no longer necessary to obtain such reductions, since the Dutch statutory withholding rate has been reduced from 15% with effect from the said date (see above).

Furthermore, the applicable withholding rate under the U.S./NL Income Tax Treaty may under various specified conditions be reduced to 5% if the beneficial owner is a company which holds directly at least 10% of our voting power. If the beneficial owner is a company which holds directly at least 80% of our voting power, such company may be exempt from withholding tax provided certain other conditions are met.

The U.S./NL Income Tax Treaty provides, subject to certain conditions, for a complete exemption or refund for dividends received by exempt pension trusts and exempt organizations, as defined therein.

Subject to compliance with the procedures for claiming benefits, a holder of common shares will qualify for benefits under the U.S./NL Income Tax Treaty (an “eligible U.S. holder”), if the holder:

•	is the beneficial owner of the dividends paid on the common shares;

•	is resident in the United States according to the U.S./NL Income Tax Treaty;

•	is not restricted in claiming the benefits of the U.S./NL Income Tax Treaty under article 26 of the U.S./NL Income Tax Treaty (“limitation of benefits”);

•	does not carry on business in the Netherlands through a permanent establishment of which the common shares form part of the business property;

•	does not perform independent personal services from a fixed base in the Netherlands to which the holding of the common shares pertain; and

•
is an individual, an exempt pension trust or exempt organization as defined in the U.S./NL Income Tax Treaty, an estate or trust whose income is subject to U.S. taxation as the income of a resident, either in its hands or in the hands of its beneficiaries or a corporation that is not excluded from treaty benefits under the limitation on benefits provision of the U.S./NL Income Tax Treaty.

Eligible U.S. holders (other than an exempt pension trust or an exempt organization) of common shares may generally claim the benefits of a reduced withholding rate at source, provided that a completed and signed Form IB 92 USA is properly filed with us, in duplicate and in timely fashion. This form must include the bank affidavit appertaining to it, which has been completed and signed by a qualifying bank (banks that are bank members of the

NYSE, the AMEX and the Federal Reserve System generally qualify). Eligible U.S. holders who fail to satisfy these requirements may claim a refund of the tax withheld in excess of the applicable reduced withholding rate by filing, in duplicate, a completed and signed Form IB 92 USA, including the completed and signed bank affidavit as described above, directly with Dutch tax authorities within three years after the end of the calendar year in which the withholding tax was levied. Such a claim must include material substantiating (i) the payment of the dividend and the imposition of the withholding tax, and (ii) the payment by us of the withholding tax to be refunded. In order to claim a further reduction of the dividend withholding tax to 5%, compliance with certain other procedures may be required. Qualifying exempt organizations are not eligible for relief at source and must claim a refund of the tax withheld by using Form IB 95 USA and complying with certain other formalities. Qualifying exempt pension trusts may generally be eligible for relief at source upon the proper and timely filing of Form IB 96 USA, in duplicate, including a completed and signed bank affidavit as described above, and including U.S. Internal Revenue Service Form 6166 with respect to the relevant year, and complying with certain other requirements.

In the section “— Dutch taxation of resident shareholders — Withholding tax,” certain Dutch tax provisions against dividend stripping are discussed. This legislation may also be applied to deny relief from Dutch dividend withholding tax under double taxation conventions.

On the basis of case law from the European Court of Justice and the European Free Trade Court, certain non-resident shareholders receiving dividends that are subject to the levy of Dutch dividend withholding tax, or having received such dividends in the past three years, may be entitled to a refund of Dutch dividend withholding tax, i.e., in addition to any such entitlement on the basis of any applicable bilateral tax treaty. You may therefore want to consult your tax advisor in this respect so as to assess whether any specific actions should be taken in this respect.

Gift and inheritance taxes

No liability for gift or inheritance taxes will arise in the Netherlands with respect to an acquisition of the common shares or ADSs by way of a gift by, or on the death of, a Non-Resident Shareholder, unless:

(1)
such Non-Resident Shareholder at the time of the gift has or at the time of his death had an enterprise or an interest in an enterprise that is or was, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise, as the case may be, the common shares are or were attributable; or

(2)
in the case of a gift of the common shares by an individual who at the time of the gift was a Non-Resident Shareholder, such individual dies within 180 days after the date of the gift while (at the time of his death) being resident or deemed to be resident in the Netherlands.

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

Other taxes and duties

No Dutch capital tax (abolished as per 1 January 2006), registration tax, transfer tax, stamp duty or any other similar documentary tax or duty will be payable in the Netherlands by the investors in respect of or in connection with the subscription, issue, placement, allotment or delivery of the common shares.

Value Added Tax

No Dutch value added tax will arise in respect of payments in consideration for the acquisition or the disposition of shares in respect of payments by us under common shares.

U.S. Federal Income Taxation for U.S. Holders of Common Shares

The following summary describes material U.S. federal income tax consequences to the U.S. holders described below of the ownership and disposition of common shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to acquire such securities.

The summary applies only if you hold common shares as capital assets and does not address special classes of holders, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers in securities or foreign currencies;

•	persons holding common shares as part of a hedge, straddle, conversion or other integrated transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	persons liable for alternative minimum tax;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons who own, directly or indirectly, 10% or more of our voting stock; or

•	persons who acquired common shares pursuant to the exercise of any employee stock option or otherwise as compensation.

The summary is based upon tax laws of the U.S., including the Internal Revenue Code of 1986 as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, as well as the Treaty, all as of the date hereof, changes to any of which may affect the tax consequences described herein, possibly with retroactive effect. Prospective purchasers of the common shares should consult their own tax advisers as to the U.S., Dutch or other tax consequences of the purchase, ownership and disposition of such securities in their particular circumstances, including the effect of any U.S. state or local tax laws.

The discussion below applies to you only if you are a beneficial owner of common shares and are, for U.S. federal income tax purposes:

•	a citizen or resident of the U.S.;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the U.S. or of any political subdivision thereof; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Taxation of distributions

Subject to the discussion under “—Passive Foreign Investment Company Considerations” below, distributions made with respect to common shares will be includable in the income of a U.S. Holder as ordinary dividend income from non-U.S. sources to the extent paid out of our current or accumulated earnings and profits (as determined in accordance with U.S. federal income tax principles). Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that such distributions generally will be reported as dividends. Such dividends will not be eligible for the dividends-received deduction generally allowed to corporations under the Code. The amount of a dividend will include any amounts withheld by us or our paying agent in respect of Dutch taxes.

Subject to applicable limitations that may vary depending upon individual circumstances (including those limitations discussed in “—Passive Foreign Investment Company Considerations”), dividends paid to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2011 will be taxable at a maximum tax rate of 15%. U.S. Holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

Dividends paid in euros will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of your receipt of the dividend, regardless of whether the payment is converted into U.S. dollars on the date of receipt. If the euros received as a dividend are not converted into U.S. dollars on the date of receipt, then your tax basis in the euros received will equal such dollar amount and you may realize an exchange gain or loss on the subsequent conversion into U.S. dollars. Any gains or losses resulting from the conversion of euros into U.S. dollars will be treated as U.S. source ordinary income or loss.

Subject to certain limitations and restrictions, Dutch taxes withheld from dividend distributions at the rate provided in the U.S./NL Income Tax Treaty will be eligible for credit against the U.S. Holder’s federal income taxes. The Dutch withholding tax is not likely to be creditable against your U.S. tax liability to the extent that we are allowed to reduce the amount of dividend withholding tax paid over to The Netherlands Tax Administration by crediting the withholding tax imposed on certain dividends paid to us against the amount of such dividend withholding tax. See “—Certain Dutch Tax Consequences for Holders of Common Shares—Dutch taxation of non-resident shareholders—Withholding tax” for a further description. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Instead of claiming a credit you may, at your election, deduct such otherwise creditable Dutch taxes in computing your taxable income, subject to generally applicable limitations under U.S. law.

Taxation of capital gains

Subject to the discussion under “—Passive Foreign Investment Company Considerations” below, gain or loss you realize on a sale or exchange of common shares will be subject to U.S. federal income tax as capital gain or loss in an amount equal to the difference between the tax basis in the common shares and the amount realized on the disposition. Gains or losses, if any, will generally be U.S. source and will be long-term if the common shares were held for more than one year.

Passive Foreign Investment Company Considerations

In general, a non-U.S. corporation will be considered a passive foreign investment company (“PFIC”) for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of such other corporation and received directly its proportionate share of the income of such other corporation. Passive income generally includes dividends, interest, rents, royalties and gains from property which gives rise to such income or which does not give rise to any income.

There are exceptions for income derived in the conduct of certain active businesses, including for income earned from transactions entered into in the ordinary course of a securities dealer’s trade or business. There is authority to suggest that income earned from a stock exchange specialist business may qualify under the dealer exception. Further, certain of our market-making businesses may qualify under the dealer exception. However, given the nature of our business and the level of our other passive income and given that the extent to which our income and assets would qualify for the dealer exception is unclear, we may have been a PFIC for our 2007 taxable year, and we may be a PFIC for any future taxable year. If we were a PFIC for any taxable year during which a U.S. Holder held common shares, such U.S. Holder would be subject to adverse U.S. federal income tax rules. In general, gain recognized upon a disposition (including, under certain circumstances, a constructive disposition) of common shares by such U.S. Holder would be allocated ratably over the holder’s holding period for such common shares.

The amounts allocated to the taxable year of disposition and to years before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for such taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to such allocated amounts. Further, any distribution received by such U.S. Holder on its common shares in excess of 125% of the average of the annual distributions on such common shares received during the preceding three years or the holder’s holding period, whichever is shorter, would be subject to taxation as described above.

Under certain attribution rules, if we are a PFIC, U.S. Holders will be deemed to own their proportionate share of any direct or indirect subsidiaries or other entity in which we directly or indirectly own an interest that are also PFICs (“indirect PFICs”), and will generally be subject to U.S. federal income tax as if such holders directly held the shares of such indirect PFICs.

To avoid the foregoing rules if we were a PFIC, a U.S. Holder may make a mark-to-market election with respect to the common shares (but not with respect to the shares of any subsidiary PFICs) if the common shares are “regularly traded” on a “qualified exchange.” The common shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of common shares are traded on a qualified exchange on at least 15 days during each calendar quarter. A foreign exchange, such as the Euronext Amsterdam on which our stock is traded, is a “qualified exchange” if it is regulated by a governmental authority in which the exchange is located and with respect to which certain other requirements are met. The Internal Revenue Service has not identified specific foreign exchanges that are “qualified” for this purpose.

If a U.S. Holder makes the mark-to-market election, for each year in which we are a PFIC, the holder will generally include as ordinary income the excess, if any, of the fair market value of the common shares at the end of the taxable year over their adjusted tax basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted tax basis of the common shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). If a U.S. Holder makes the election, the holder’s tax basis in the common shares will be adjusted to reflect any such income or loss amounts. Any gain recognized on the sale or other disposition of common shares will be treated as ordinary income. U.S. Holders should consult their own tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances. In particular, U.S. Holders should consider carefully the impact of a mark-to-market election with respect to their common shares when we have subsidiary PFICs.

We will not make available the information necessary for U.S. Holders to make a Qualified Electing Fund election if we were a PFIC.

If a U.S. Holder owns common shares during any year in which we are a PFIC, the holder must file IRS Forms 8621 with respect to us and any subsidiary PFICs. In addition, if we were a PFIC for a taxable year in which we pay a dividend or the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

U.S. Holders should consult their own tax advisers concerning our PFIC status and that of any subsidiaries and the tax considerations relevant to an investment in a PFIC.

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

The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

THE PRECEDING DISCUSSION IS ONLY A SUMMARY OF CERTAIN OF THE TAX IMPLICATIONS OF AN INVESTMENT IN COMMON SHARES BY A U.S. HOLDER.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS PRIOR TO INVESTING TO DETERMINE THE TAX IMPLICATIONS OF SUCH INVESTMENT IN LIGHT OF EACH SUCH INVESTOR’S PARTICULAR CIRCUMSTANCES.

(F) Dividends and Paying Agents

Not required because this document is filed as an annual report.

(G) Statements by Experts

Not required because this document is filed as an annual report.

(H) Documents on Display

We will make our Articles of Association (in English and in Dutch), and our financial statements for the years ended December 31, 2007, 2006 and 2005 (as part of our annual reports) available for collection free of charge at our head office located at Keizersgracht 307, 1016 ED Amsterdam, the Netherlands.  These documents are also available free of charge on our website at www.vandermoolen.com.

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

We are subject to the reporting requirements of the Exchange Act applicable to foreign private issuers. In connection with the Exchange Act, we will file reports, including this annual report on Form 20-F, and other information with the SEC.

We are not subject to the proxy solicitation requirements of Section 14 of the Exchange Act, and our officers, directors and 10% beneficial owners, if any, will not be subject to the beneficial ownership reporting requirements or the short-swing profits recovery rules of Section 16 of the Exchange Act.

(I) Subsidiary Information

Reference is made to “Item 4. Information on the Company—(C) Organizational Structure.”

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Van der Moolen runs the risks associated with its trading and market-making activities. We eliminate risks where possible, and monitor, limit and control them where they are inescapable. These risks comprise:

•	market risk, resulting from the effect of price movements on trading positions;

•	currency risk, from exchange rate effects and the fact that some of our earnings and assets are in currencies other than the Euro;

•	interest rate risk, resulting from the effect of changes in market interest rates on fair values or future cash flows of financial instruments;

•	liquidity risk, arising from obligatory liquidity requirements or when trades generate short-term liabilities, since financing may not always be readily available;

•	credit and settlement risk, because our counterparties could default; and

•	legal, compliance and operational risk, which takes many forms.

Market Risk

Our subsidiaries carry the main responsibility for managing market risk. Data on positions, related risk profiles and net trading results are transmitted to the head office in Amsterdam on a daily basis.

For our European units, our risk control department at Van der Moolen (“Risk Control”), in consultation with management at these operations, sets more specific risk parameters. For these units, exposure limits are defined in terms of net individual and aggregate position sizes and also on inventory characteristics such as yield curve exposure and exposure with respect to option risk parameters, such as the exposure on price changes (delta), and the exposure on volatility (vega). Position data and option risk parameters are transmitted real time to Risk Control, where this information is monitored and analyzed by independent risk managers. For our U.S. activities, Risk Control establishes, in consultation with the Executive Board and the management of the operating units, specific maximum risk levels to which the operating units must adhere to.  The Executive Board is informed of the risk positions on a daily basis.

Our main defense against market risk is trading discipline. Our equity trading units generally hold positions for a short period of time, which reduces their risk from adverse price movements. In particular, they attempt to minimize the holding of large net positions when markets close, in order to minimize the risk that news could affect prices when traders cannot react to it. Where longer term equity exposure exists, primarily in illiquid stocks, the Company manages its exposure within predefined limits.

Until August 2007, we held bond positions longer-term. We limited and continuously monitored the yield curve and credit exposure. Yield curve exposure was hedged by opposite positions in bond futures based on the duration of our inventory. Such hedges did not eliminate risk from changes in corporate credit standing. We accepted risks in six hundred NYSE Euronext–traded Dutch bonds and a select group of French, Belgian and Italian ones, which we contained by trading out of them quickly or partially hedging with other bonds of the same issuer and/or duration. This unit limited its exposure to individual issues, issuers, credit rating and industry categories.

Our equity derivatives trading units holds on to positions for a longer term. Strict limits in both positions and option risk parameters are set by management of PMM/CMM Trading, UK Derivatives and the Swiss branch of Effectenspecialist Amsterdam and are also being monitored continuously by Risk Control at headquarters. PMM/CMM Trading has the obligation as primary and competitive market maker to quote all strikes and maturities in a number of asset classes at NYSE Euronext. Our derivatives exposures are analyzed and the related risk monitored with similar procedure to our other trading activities.

Daily reports analyze position characteristics and absolute exposures. They include so-called haircut analyses based on price, volatility and interest movements. The haircut analysis measures all positions, individual and correlated, and reflects the different risk components. The price movement risk is based on the implied volatility of the individual stocks with a minimum price move of 10%. The volatility risk calculation within derivatives is based on volatility increases up to 50% and a decrease of the volatility of 15%. Interest risk is calculated for overnight changes of 0.50%. Foreign currency rate risk is assessed using a percentage of change in the applicable foreign currency rates. The percentage level used differs per foreign currency rate, and is among other things based on the volatility of the currency involved. The haircuts are calculated daily by our clearing members, In any case or circumstance the haircut must be lower than the dedicated capital (per entity) reserved for trading activities (also called “net liq”). The haircut and stress testing methods are well known within the risk management of derivatives.

Independent of these haircut reports, each entity has a risk management system which calculates the entity’s internal risk in real time and overnight within the same ranges as the haircut analysis. These internal risk calculations are linked to the calculations from our clearing members in order to accomplish an unequivocal risk. Additional stress tests are conducted in order to examine positions under extreme scenarios.

The following chart reflects potential losses based on worst case scenarios as described above. The identification of worst-case scenarios, and the modeling of potential losses based on such scenarios, involve a number of assumptions and approximations. While we believe that these assumptions and approximations are reasonable, different assumptions and/or approximations could produce materially different results.

Date	2007 (in € millions)	2006 (in € millions)
March 31	10.71	9.08
June 30	10.90	12.45
September 30	17.55	9.29
December 31	8.51	10.43

The third-party haircut calculation, supplied by our clearing banks, is a control mechanism for our internal calculations and completes our overview of the risks we run on a daily and overnight basis. The diversity of our business also reduces our exposure to market risk.

Currency Risk

We are affected by a number of currency-related risks:

•	the risk of currency gains or losses on monetary assets and liabilities denominated in currencies other than the functional currency of the entity concerned;

•	the effect of exchange rate fluctuations on the translation of the income statements and balance sheets of entities for the purpose of presenting consolidated financial statements in euros; and

•	the risk arising from trading positions denominated in any currency other than the functional currency of the trading unit holding those trading positions.

The following considerations will continue to determine our policy towards currency risk:

•	our trading units will continue to hedge currency exposures acquired in the course of their normal trading activities into their functional currencies;

•	we will seek, where possible and economically appropriate, to mitigate the effect of currency volatility on our income statement;

•	we will hedge cash inflows and outflows in various currencies to mitigate their possible translation effect on our reported liquidity position; and

•	changes in value that result from converting into our presentation currency, will, in principle, not be hedged.

The following table demonstrates the sensitivity to reasonable possible changes in the US dollar, British Pound and Swiss Francs exchange rate, with other variables held constant, of the Company's revenues:

	Currency	Appreciation/ (depreciation) toward the Euro	Effect on revenues (in € millions)
2007
Continued operations	US dollar	5%	0.3
Continued operations	US dollar	(5%)	(0.3)
Discontinued operations	US dollar	5%	1.1
Discontinued operations	US dollar	(5%)	(1.1)
Continued operations	GB pound	5%	1.5
Continued operations	GB pound	(5%)	(1.5)
Discontinued operations	GB pound	5%	0.5
Discontinued operations	GB pound	(5%)	(0.5)
Continued operations	Swiss franc	5%	0.8
Continued operations	Swiss franc	(5%)	(0.8)

	Currency	Appreciation/ (depreciation) toward the Euro	Effect on revenues (in € millions)
2006
Continued operations	US dollar	5%	1.2
Continued operations	US dollar	(5%)	(1.2)
Discontinued operations	US dollar	5%	3.8
Discontinued operations	US dollar	(5%)	(3.8)
Continued operations	GB pound	5%	0.7
Continued operations	GB pound	(5%)	(0.7)
Discontinued operations	GB pound	5%	0.4
Discontinued operations	GB pound	(5%)	(0.4)
Continued operations	Swiss franc	5%	0.1
Continued operations	Swiss franc	(5%)	(0.1)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in the market interest rates. It includes the risk on fluctuations of interest income on cash and cash equivalents, the risk that are run in the course of bond trading, which was discontinued as of August 1, 2007 and the risk arising from short term borrowings and notes payable. The Group's policy is designed to match the financing instruments used to the risk profile of the underlying assets.

For the interest risk analysis on our securities positions, we refer to the paragraph "Market Risk" above.

Liquidity Risk

Liquidity risk relates to our capacity to finance security trading positions and the liquidity requirements of exchanges and clearing organizations. Our financial resources, relative to the capital we employ in trading, and the liquidity of the instruments we trade, limit this risk. In addition, we maintain credit facilities with commercial banks. See “Item 5. Operating and Financial Review and Prospects—(B) Liquidity and Capital Resources—Our Indebtedness.”

On a daily basis the securities trading positions and the liquidity position are monitored by management. Our key measure for managing liquidity risk is the ratio between our cash positions and the exposure which arises from security trading positions.

Credit Risk

Credit risk is generally defined as risk arising from counterparties default. Our operations are mainly conducted on regulatory exchanges where settlement risk is fully transferred to the clearing members. Consequently, the credit risk relating to our trading operations is limited. Excess cash and cash equivalents are invested in short-term money market instruments. We minimize the related credit risk by following strict policies governing its choice of counterparties.

Legal, Compliance and Operational Risk

Our businesses and the securities industries in which we operate are subject to an extensive range of laws, rules and regulations in the United States and Europe that are promulgated by various governmental agencies and self-regulatory organizations. The laws, rules and regulations with which our businesses must comply include those relating to financial reporting requirements, trading practices, capital structure requirements, record retention requirements, and the conduct of our directors, officers and employees. The failure or alleged failure to comply with any of these laws, rules or regulations could result in censure, fines, the issuance of cease-and-desist orders or the suspension or disqualification of our directors, officers or employees, and other adverse consequences, which could have an adverse effect on our business. It could also result in the suspension or disqualification of whichever of our subsidiaries commits the violation by the SEC or other relevant regulatory authority or in that subsidiary’s suspension or disqualification as a member of the securities exchange on which it operates. Most of our employees are also subject to extensive compliance requirements, and in the event of non-compliance they may risk similar sanctions: in the event of such sanctions, their ability to contribute to our results of operations and cash flows may be impaired. If sanctions against either our businesses or employees occur, we may be unable to operate a portion of our business, which could adversely affect our financial condition, results of operations and cash flows.

In relation to these risks, reference is made to “Item 3. Key Information—(D) Risk Factors—Litigation, governmental investigations and/or other legal proceedings could adversely affect our business,” “Item 3. Key Information—(D) Risk Factors—Extensive regulation of our business limits our activities and may subject us to significant penalties” and “Item 8. Financial Information—(A) Consolidated Statements and Other Financial Information—Regulatory Proceedings and Litigation.”

The Company is involved in various legal proceedings resulting from its normal business operations. Although the ultimate disposition of asserted claims and proceedings cannot be depicted with certainty, the Company’s financial position and results of operations could be affected by an adverse outcome. Reference is made to “Item 8. Financial Information—(A) Consolidated Statements and Other Financial Information—Regulatory Proceedings and Litigation”.

All of our operations are vulnerable to operational risks that can result from damage to our own facilities, the facilities of the exchanges on which we operate and to communications and other infrastructure. The facilities and systems of the exchanges and infrastructure providers have multiple back-up systems, which reduces the risk that we would be prevented by damage to any one facility or system from being able to carry out our business. The backup systems for our own facilities are currently under review, taking into consideration our plans to move our corporate offices in 2008.

The accurate financial reporting and disclosures provide investors, regulators and market professionals with significant information on the Company. Material errors in financial reporting and disclosures create uncertainty regarding the underlying data presented.

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

Item 15. CONTROLS AND PROCEDURES

(A) Disclosure Controls and Procedures

At the end of the period covered by this annual report, an evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of such date, our disclosure controls and procedures are effective. Our management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives.

(B) Management’s annual report on internal control over financial reporting

The Executive Board of Van der Moolen Holding N.V. is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act).

The Company's internal control system is based on the Committee of Sponsoring Organizations of the TreadWay Commission ("COSO") framework and has been designed to provide a reasonable level of assurance that the financial reporting in accordance with U.S. generally accepted accounting principles does not contain material errors. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

At the end of the Company's 2007 fiscal year, the Executive Board has evaluated the design and operating effectiveness of the Company's internal control system. Our Executive Board assessed the effectiveness of our internal control over financial reporting based on the COSO framework. Based on this assessment, our Executive Board concluded that as at December 31, 2007 our internal control over financial reporting was effective.

The effectiveness of the Company’s internal control over U.S. GAAP financial reporting as of December 31, 2007 has been audited by Ernst & Young Accountants, an independent registered public accounting firm, as stated in their attestation report.

(C) Attestation report of the registered public accounting firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders, the Supervisory Board and the Executive Board of Van der Moolen Holding N.V.

We have audited Van der Moolen Holding N.V.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Van der Moolen Holding N.V.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s annual report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Van der Moolen Holding N.V. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial income of Van der Moolen Holding N.V. and subsidiaries as of December 31, 2007 and December 31, 2006, the consolidated statements of income, comprehensive income, cashflows, and changes in shareholders’ equity for each of the two years in the period ended December 31, 2007. Our report dated June 30, 2008 expressed an unqualified opinion thereon.

Amsterdam, The Netherlands
June 30, 2008

Ernst & Young Accountants

(D) Changes in internal control over financial reporting

The Company believes that it has implemented adequate steps to maintain an effective framework of internal control over financial reporting in 2007, as required under section 404 of the Sarbanes-Oxley Act of 2002.

There have been no significant changes in our internal controls over financial reporting during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

Item 16. [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Supervisory Board has determined that Mr. Marinus Arentsen, who served on our Audit Committee until May 22, 2008, is an independent “audit committee financial expert” as defined by the SEC. Mr. Arentsen, who is a registered accountant in The Netherlands, has served as a senior financial officer of several corporations, most recently as Chief Financial Officer and member of the Executive Board of CSM N.V.

Mr. Arentsen’s term expired at the May 22, 2008 AGM. Mr. Arentsen was a member of the Supervisory Board for a period of four years. Mr. Arentsen was not available for reappointment and retired after the AGM.

Our Supervisory Board has determined that Mr. McNally, who was appointed to the Supervisory Board at the May 22, 2008 AGM, is an “audit committee financial expert” as defined by the SEC.  Mr. McNally is a Chartered Accountant and Member of the Institute of Chartered Accountants in England, he is partner of the Wilton Group in London, a consultancy firm rendering services in accounting and tax advices. Previously, he was partner of Montgomery McNally & Co and worked for Moret & Limperg/Ernst & Young in London. In addition, Mr. McNally is an Executive Board Member and shareholder of an international trading firm in liquors and of a company that provides brokerage software and interest management systems.

In the last year, the Wilton Group has served as an advisor to Van der Moolen Holding N.V. and consequently, Mr. McNally is not “independent” as defined in article 3.4.c of the Dutch Corporate Governance Code, “Code Tabaksblat” (and is not “independent” under U.S. rules). In view of his position as member of the Supervisory Board, Mr. McNally shall no longer exercise his role as advisor to Van der Moolen Holding N.V. for the Wilton Group.

In light of our decision to deregister by the end of 2008, and Mr. McNally’s obvious experience in this area, we believe that it is not necessary for the Supervisory Board to determine whether he is an “independent audit committee financial expert.”  See “Item 6. Directors, Senior Management and Employees—(A) Directors and Senior Management—Supervisory Board” and “Item 6. Directors, Senior Management and Employees—(C) Board Practices—Committees” for further information.

Item 16B. CODE OF ETHICS

We have adopted a code of ethics applicable to our managing directors, executive officers and other employees, as required by the Sarbanes-Oxley Act of 2002 and the Dutch Corporate Governance Code. A copy of the code of ethics is available on our website at www.vandermoolen.com.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young Accountants have served as our independent public accountant for the year ended December 31, 2007 and 2006. The following table presents the aggregate fees for professional audit services and other services rendered by Ernst & Young Accountants and its affiliated firms for the years ended December 31, 2007 and 2006, respectively. For the fees in relation to the year ended December 31, 2007 and 2006, all fees for audit services have been pre-approved by our Audit Committee, in conformity with the Charter of Audit Committee.

	2007(1)	2006(1)
	(€ thousands)
Audit fees	1,605	1,803
Audit-related fees	—	5
Tax fees	—	—
Total	1,605	1,808

(1)	All fee amounts are exclusive of Value Added Tax.

Audit fees

Audit fees primarily relate to the audit of our annual financial statements issued under IFRS following our statutory and regulatory requirements, our consolidated financial statements included elsewhere in this annual report, and services related to statutory and regulatory filings of our subsidiaries.

Audit-related fees

Audit-related fees consists of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor.

Tax fees

Not applicable.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY ISSUER AND AFFILIATED PURCHASERS

From January 1, 2007 to December 31, 2007 no purchases were made by or on behalf of us or any affiliate purchaser of us of our shares. For purchases made during 2008 reference is made to “Item 7. Major Shareholders and Related Party Transactions.”

Item 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

Item 18. FINANCIAL STATEMENTS

The following financial statements and related schedules, together with the report of Ernst & Young Accountants thereon, are filed as part of this annual report.

Item 19. EXHIBITS

The following instruments and documents are included as exhibits to this annual report.

1.1[1]	Articles of Association of the Company.

4.1[2,6]	Amended and Restated Operating Agreement of VDM Specialists.

4.2[3,6]	Amended and Restated Operating Agreement of VDM Specialists dated February 2, 2004.

4.3[3,6]	First Amendment dated April 1, 2004 to the Amended and Restated Operating Agreement of VDM Specialists dated February 2, 2004.

4.4[3,6]	Second Amendment dated May 1, 2004 to the Amended and Restated Operating Agreement of VDM Specialists dated February 2, 2004.

4.5[4,6]	Amended and Restated Operating Agreement of VDM Specialists dated December 1, 2004.

4.6[4,6]	First Amendment dated December 30, 2004 to the Amended and Restated Operating Agreement of VDM Specialists dated December 1, 2004.

4.7[4,6]	Second Amendment dated January 3, 2005 to the Amended and Restated Operating Agreement of VDM Specialists dated December 1, 2004.

4.8[7]	Business Combination Agreement regarding the acquisition of Curvalue and its subsidiaries dated October 12, 2005.

4.9[5,6]	Third Amendment dated July 1, 2006 to the Amended and Restated Operating Agreement of VDM Specialists dated December 1, 2004.

4.10[5,6]	Fourth Amendment dated April 23, 2007 to the Amended and Restated Operating Agreement of VDM Specialists dated December 1, 2004.

4.11[1,6]	Fifth Amendment dated 1 July 2007 to the Amended and Restated Operating Agreement of VDM Specialists dated December 1, 2004.

4.12[5]	Put/Call Option Agreement dated June 15, 2007 among VDM Specialists, Mill Bridge IV, LLC and the individuals listed on Schedule A to the agreement.

4.13[6,8]	Acquisition Agreement dated August 1, 2007 for the acquisition of Robbins & Henderson, LLC.

4.14[6,9]	Asset Purchase Agreement dated December 3, 2007 regarding the sale of certain assets by VDM Specialists to Lehman Brothers Inc.

8[1]	Subsidiaries of the registrant.

12.1[1]	Certification of the Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

12.2[1]	Certification of the Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

13.1[1]	Certification of the Chief Executive Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

13.2[1]	Certification of the Chief Financial Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

(1)	Filed herewith.

(2)	Incorporated by reference to the Company’s Registration Statement on Form 20-F (SEC File No. 333-1-16731) filed with the SEC on October 15, 2001.

(3)	Incorporated by reference to the Company’s Annual Report on Form 20-F (SEC File No. 001-16731) filed with the SEC on June 25, 2004.

(4)	Incorporated by reference to the Company’s Annual Report on Form 20-F (SEC File No. 001-16731) filed with the SEC on June 30, 2005.

(5)	Incorporated by reference to the Company’s Annual Report on Form 20-F (SEC File No. 001-16731) filed with the SEC on June 22, 2007.

(6)	Confidential treatment has been requested. Confidential materials have been redacted and separately filed with the SEC.

(7)
Incorporated by reference to the Company’s Annual Report on Form 20-F (SEC File No. 001-16731) filed with the SEC on June 23, 2006, but the schedules thereto have not been filed pursuant to Item 601 of Regulation S-K.  The omitted schedules are the following: (i) the sellers; (ii) the group companies; (iii) earn-out payments; (iv) bank guarantee; (v) key employees; (vi) certificate of the sellers; (vii) certificate of the purchaser; (viii) resignation supervisory directors; (ix) notarial deed of transfer of the shares; (x) sellers’ warranties; (xi) disclosure letter; (xii) purchaser warranties; (xiii) facility agreement; (xiv) debts owed to and by affiliated parties; and (xv) press release.  The schedules will be furnished upon request.

(8)
The agreement has been filed herewith, but the schedules thereto have not been filed pursuant to Item 601 of Regulation S-K.  The omitted schedules are the following: (i) organization and subsidiaries; (ii) power and authority; effect of agreement; no violation; (iii) financial statements; (iv) absence of certain changes or events; (v) title to properties and assets (other than intellectual property); (vi) tax matters; (vii) compliance with law; governmental permits; (viii) leased assets; (ix) intellectual property; (x) employees and consultants; (xi) employee benefit and pension plans; (xii) contracts; (xiii) insurance; (xiv) indebtedness; (xv) liabilities; (xvi) books and records; (xvii) members; and (xviii) employment agreements.  The schedules will be furnished upon request.

(9)
The agreement has been filed herewith, but the schedules thereto have not been filed pursuant to Item 601 of Regulation S-K.  The omitted schedules are the following:  (i) assignment agreement; (ii) software license agreement; (iii) patent license agreement; (iv) closing letter; (v) agreement and release for transfer of positions; (vi) parent officer’s certificate; (vii) parent secretary’s certificate; (viii) parent consent in lieu of meeting of board of directors; (ix) parent’s certificate of non-foreign status for entities; (x) seller officer’s certificate; (xi) seller secretary’s certificate; (xii) seller certification of non-foreign status for entities; (xiii) employee list; (xiv) closing confirmation; (xv) specialist position listing.  The schedules will be furnished upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Van der Moolen Holding N.V.

By:

/s/ Richard E. den Drijver
Name: Richard E. den Drijver
Title: Chairman of the Executive Board

By:

/s/ Michiel Wolfswinkel
Name: Michiel Wolfswinkel
Title: Chief Financial Officer Member of the Executive Board

Dated: June 30, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Supervisory Board and the Executive Board of Van der Moolen Holding N.V.

We have audited the accompanying consolidated statements of financial condition of Van der Moolen Holding N.V. and subsidiaries as of December 31, 2007 and December 31, 2006, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the two years in the two year period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Van der Moolen Holding N.V. and subsidiaries at December 31, 2007 and December 31, 2006, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the financial statements, in 2006 the Company restated the beginning balance of Shareholders’ equity to reflect the adoption of Securities and Exchange Commission Staff Accounting Bulletin Number 108.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Van der Moolen Holding N.V.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 30, 2008 expressed an unqualified opinion thereon.

Amsterdam, the Netherlands

June 30, 2008

Ernst & Young Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Executive Board, the Supervisory Board, and the Shareholders of Van der Moolen Holding N.V.

In our opinion, the accompanying consolidated statements of income, comprehensive income, cash flows and changes in shareholders’ equity for the year ended December 31, 2005 present fairly, in all material respects, the results of operations and cash flows of Van der Moolen Holding N.V. and its subsidiaries for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers Accountants N.V.
Amsterdam, the Netherlands

June 23, 2006, except for the effects of discontinued operations discussed in Note 3 to the consolidated financial statements, as to which the date is June 30, 2008

J.A.M. Stael RA

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	December 31,
	2007	2006
	(in € millions, except per share data)
ASSETS
Cash and cash equivalents	169.2	169.2
Receivable from clearing organizations and professional parties	123.4	118.5
Securities owned, at market value	349.8	403.0
Loans receivable (net of allowance)	—	0.1
Deferred tax assets, net	0.1	1.0
Property and equipment, net	3.6	6.1
Goodwill	20.0	22.0
Other intangible assets, net	16.8	153.0
Investments in affiliated companies	8.3	9.3
Other assets	21.9	22.7
Assets held for sale	9.0	—
Total assets	722.1	904.9

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Short-term borrowings	84.1	112.4
Payable to clearing organizations and professional parties	28.1	59.1
Securities sold, not yet purchased, at market value	373.2	274.4
Accounts payable, accrued expenses, and other liabilities	57.4	38.7
Deferred tax liabilities, net	3.7	6.3
Notes payable	1.0	1.4
Subordinated notes	46.9	97.5
Liabilities held for sale	9.0	—
Total liabilities	603.4	589.8

Minority interest	—	13.4
Commitments and contingencies (Note 26)
Shareholders’ equity:
Financing preferred A shares, €0.60 par value, authorized 1,200,000 shares, issued and outstanding nil and 251,000 shares, respectively	—	0.1
Financing preferred B shares, €0.60 par value, authorized 1,200,000 shares, issued and outstanding 391,304 shares	0.3	0.3
Common shares, €0.08 par value, authorized 54,000,000 shares, issued 45,607,108 and 43,686,144 shares, respectively and outstanding 45,504,926 and 43,583,962 shares, respectively	3.7	3.5
Treasury stock, 102,182 common shares	(0.9)	(2.4)
Additional paid-in capital	311.9	322.3
Retained (deficit) earnings	(190.5)	86.9
Accumulated other comprehensive loss	(5.8)	(109.0)
Total shareholders’ equity	118.7	301.7
Total liabilities and shareholders’ equity	722.1	904.9

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,
	2007	2006	2005
	(in € millions, except per share data)
Revenues:
Specialist activities	—	0.1	—
Proprietary trading/market making activities	90.8	50.4	13.7
Commission income	20.3	14.4	—
Net income from NYSE transaction	(0.2)	21.8	—
Total revenues	110.9	86.7	13.7

Expenses:
Exchange, clearing and brokerage fees	32.1	26.8	7.2
Employee compensation and benefits	49.1	23.7	7.2
Lease of exchange memberships and trading licenses	0.3	0.3	(0.3)
Information and communication expenses	7.3	4.3	1.2
General and administrative expenses	17.4	16.1	7.4
Depreciation and amortization	4.9	4.1	0.7
Impairment of goodwill	0.3	7.6	1.1
Impairment of other assets	0.6	—	—
Total expenses	112.0	82.9	24.5

(Loss) / income from continuing operations	(1.1)	3.8	(10.8)
Interest income, net	4.5	8.4	6.7
Other gains and losses, net	(2.8)	(0.9)	(4.0)
Income / (loss) from continuing operations before income taxes	0.6	11.3	(8.1)
Provision for income taxes	(2.5)	(5.7)	7.7
Minority interest	0.8	0.3	(0.2)

Net (loss) / income from continuing operations	(1.1)	5.9	(0.6)

(Loss) / income from discontinued operations before income taxes	(276.9)	(71.3)	4.2
Provision for income taxes relating to discontinued operations	1.4	8.9	(0.3)
Minority interest	0.9	(6.7)	(6.4)

Net loss from discontinued operations	(274.6)	(69.1)	(2.5)

Net loss	(275.7)	(63.2)	(3.1)
Financing preferred shares dividends	(3.7)	(4.1)	(2.9)

Net loss attributable to common shareholders	(279.4)	(67.3)	(6.0)

Earnings per share - basic
Continuing operations	(0.10)	0.04	(0.09)
Net loss attributable to common shareholders	(5.99)	(1.48)	(0.15)

Earnings per share - diluted
Continuing operations	(0.10)	0.04	(0.09)
Net loss attributable to common shareholders	(5.99)	(1.45)	(0.15)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,
	2007	2006	2005
	(in € millions)
Net loss	(275.7)	(63.2)	(3.1)

Other comprehensive income, net of tax:
Foreign currency translation	(18.8)	(29.6)	46.5
Adoption of SFAS 158	—	(4.0)	—
Pension liability adjustment	(0.5)	0.6	—
Recognition of cumulative foreign currency translation in discontinued operations	122.5	—	—

Comprehensive (loss) / income	(172.5)	(96.2)	43.4

Foreign currency translation includes taxation in the amount of €nil for the years ended December 31, 2007, 2006 and 2005, respectively.

The pension liability adjustment includes a tax charge of €0.1 million for the year ended December 31, 2007 (€0.3 million and €nil for the years ended December 31, 2006 and 2005, respectively).

The adoption of SFAS 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“SFAS 158”) includes a tax benefit of €1.6 million in 2006.

Cumulative foreign currency translation differences of €122.5 million attributable to VDM Specialists USA, LLC (“VDM Specialists”) and Van der Moolen Securities Ltd. have been charged to the Consolidated Statement of Income for the year ended December 31, 2007.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2007	2006	2005
	(in € millions)
Cash flows from operating activities:
Net loss	(275.7)	(63.2)	(3.1)
Adjustments of non-cash items to reconcile net loss to net cash provided by / (used in) used in operating activities:
Depreciation and amortization	9.6	10.4	7.6
Impairment of other intangible assets	119.9	52.8	—
Impairment of goodwill	4.3	35.9	19.4
Impairment of other assets	1.9	—	—
Provision for NYSE/SEC investigation	—	—	(4.8)
Amortization of deferred gain on swaps	(1.7)	(2.3)	(2.9)
Deferred tax benefit, net and non-cash tax effects	(1.7)	(3.7)	(6.8)
Compensation expense related to stock-based compensation	—	0.5	0.1
Pension and other long-term benefit plans	0.4	0.5	0.6
Distributions as included in Other gains and losses, net	—	—	(1.1)
Settlement litigation	—	(0.5)	—
Net income from NYSE transaction	—	(21.8)	(7.4)
Foreign currency result, net	125.1	6.5	5.3
Other provisions	3.7	(2.2)	4.9
Minority interest	(1.7)	6.2	6.6
Change in assets and liabilities net of effects from purchase or sale of subsidiaries:
Receivable from clearing organizations and professional parties	(7.6)	(53.3)	(39.9)
Securities owned	51.8	(320.4)	61.3
Stock borrowed	—	—	632.6
Other assets	0.9	7.6	2.6
Payable to clearing organizations and professional parties	(25.6)	50.2	(9.8)
Securities sold, not yet purchased	98.8	222.6	(67.3)
Stock loaned	—	—	(616.3)
Accounts payable, accrued expenses and other liabilities	27.5	(2.1)	6.3

Net cash provided by / (used in) operating activities	129.9	(76.3)	(12.1)

Cash flows from investing activities:
Purchase of property and equipment, net	(2.1)	(3.6)	(1.1)
Purchase of intangible assets	(3.1)	(3.2)	(1.5)
Acquisitions, less cash balances held	(5.7)	(0.5)	—
Financial investments	—	(14.4)	—
Distributions by and disposals of investments, net	—	—	1.1
Settlement litigation	—	0.5	—
Loans granted	—	—	(5.0)
Sale of exchange memberships / NYSE shares	—	22.5	—

Net cash (used in) / provided by investing activities	(10.9)	1.3	(6.5)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2007	2006	2005
	(in € millions)
Cash flows from financing activities:
Minority interest, distributions net of capital contributions	(5.6)	(7.9)	(6.1)
Payment to former partners of VDM Specialists	(6.0)	(3.6)	(3.1)
Net (decrease) / increase in short-term borrowings	(28.3)	(2.8)	36.6
Payments of notes payable, net of proceeds	(0.4)	(0.3)	(1.8)
Payments of subordinated notes	(43.4)	(25.3)	(16.3)
Payment and cancellation of financing preferred A shares	(10.3)	—	—
Proceeds from termination of interest rate swaps	—	—	0.3
Sale of treasury shares	—	0.7	—
Dividend paid	(4.3)	(5.2)	(6.1)

Net cash (used in) / provided by financing activities	(98.3)	(44.4)	3.5

Effects of exchange rate differences	(14.9)	(16.1)	31.6

Net change in cash and cash equivalents	5.8	(135.5)	16.5

Cash and cash equivalents at beginning of the year including held-for-sale assets	169.2	304.7	288.2
Cash and cash equivalents at end of the year including held-for-sale assets	175.0	169.2	304.7

Cash and cash equivalents at end of the year included in held-for-sale assets	5.8	—	—

Cash and cash equivalents at end of the year	169.2	169.2	304.7

Supplemental information:
Cash paid for
Interest	7.9	11.1	13.4
Income taxes	2.4	10.0	2.5

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Capital stock							Retained	Accumulated other	Total
	Financing preferred		Common		Treasury		Additional	(deficit)	comprehensive	shareholders’
	Shares	Amounts	Shares	Amounts	Shares	Amounts	paid-in capital	earnings	(loss) / income	equity
	(in millions of €, except per share data)
Balance at January 1, 2005	642,304	0.4	38,419,282	3.0	102,182	(2.4)	277.6	174.3	(122.5)	330.4
Comprehensive income	—	—	—	—	—	—	—	(3.1)	46.5	43.4
Issuance of stock dividend	—	—	1,026,195	0.1	—	—	4.9	(5.0)	—	—
Dividends on common shares of €0.22 per share	—	—	—	—	—	—	—	(3.2)	—	(3.2)
Dividend on financing preferred A shares of €2.70 per share	—	—	—	—	—	—	—	(0.7)	—	(0.7)
Dividend on financing preferred B shares of 5.52%	—	—	—	—	—	—	—	(2.2)	—	(2.3)
Stock options compensation expense	—	—	—	—	—	—	0.1	—	—	0.1
Balance at December 31, 2005	642,304	0.4	39,445,477	3.1	102,182	(2.4)	282.6	160.1	(76.0)	367.8
Opening balance adjustment (Note 2)	—	—	—	—	—	—	—	(0.4)	—	(0.4)
Acquisition of Curvalue	—	—	3,803,509	0.4	—	—	36.1	—	—	36.5
Treasury shares obtained via acquisition of Curvalue	—	—	—	—	128,558	(0.7)	—	—	—	(0.7)
Sale of Treasury shares (net)	—	—	—	—	(128,558)	0.7	—	—	—	0.7
Issuance of stock dividend	—	—	437,158	—	—	—	3.1	(3.1)	—	—
Comprehensive loss	—	—	—	—	—	—		(63.2)	(33.0)	(96.2)
Dividends on common shares of €0.13 per share	—	—	—	—	—	—	—	(2.3)	—	(2.3)
Dividend on financing preferred A shares of 6.53%	—	—	—	—	—	—	—	(0.7)	—	(0.7)
Dividend on financing preferred B shares of 8.45%	—	—	—	—	—	—	—	(3.5)	—	(3.5)
Stock options compensation expense	—	—	—	—	—	—	0.5	—	—	0.5
Balance at December 31, 2006	642,304	0.4	43,686,144	3.5	102,182	(2.4)	322.3	86.9	(109.0)	301.7
Opening balance adjustment (Notes 2 and 19)	—	—	—	—	—	1.5	—	(1.5)	—	—
Acquisition of Curvalue	—	—	1,920,964	0.2	—	—	(0.2)	—	—	—
Repurchase and cancellation of financing preferred A shares	(251,000)	(0.1)	—	—	—	—	(10.2)	—	—	(10.3)
Comprehensive loss	—	—		—	—	—	—	(275.7)	103.2	(172.5)
Dividend on financing preferred A shares of 6.53%	—	—	—	—	—	—	—	(0.2)	—	(0.2)
Balance at December 31, 2007	391,304	0.3	45,607,108	3.7	102,182	(0.9)	311.9	(190.5)	(5.8)	118.7

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

1. Organization and nature of business

Van der Moolen Holding N.V. and its subsidiaries (together, the “Company”), is an international trading firm active as a market maker and proprietary trader on major equity and option exchanges in both the United States and Europe. Furthermore, the Company offers online brokerage services and acts as a participant in strategic partnerships with exchanges.

The Company is a limited liability company (N.V.) incorporated and domiciled in the Netherlands. The address of its registered office is Keizersgracht 307, Amsterdam. The Company has a two-tier board structure consisting of an Executive Board, which manages the business, and a Supervisory Board which supervises and advises the Executive Board.

The Company has its primary listing on Euronext Amsterdam. Until December 6, 2007, the Company’s shares were quoted on the New York Stock Exchange (“NYSE”) in the form of American Depositary Shares (“ADSs”). The Company delisted its ADSs on December 6, 2007 and they were terminated on May 9, 2008.

2. Significant accounting policies

Opening balance adjustments

After the issuance of the Company’s Form 20-F for the year ended December 31, 2005, the Company's management identified an error related to unrecorded interest and taxes in the foreign currency settlement accounts of VDM Specialists from 1999 to 2005. The Statement of Changes in Shareholders' equity for the year ended December 31, 2006 includes an adjustment to decrease retained earnings by €0.4 million, including a tax benefit of €0.2 million, to reflect these expenses.

After the issuance of the Company’s Form 20-F for the year ended December 31, 2006, the Company's management identified an error in the accounting for the sale of 780,000 treasury shares in 2004. The Statement of Changes in Shareholders’ Equity for the year ended December 31, 2007 includes an adjustment to reclassify €1.5 million from treasury shares to retained earnings. The error does not affect the net loss for the year ended December 31, 2004 or any other subsequent period.

Basis of presentation

The Company prepares its financial statements on a consolidated basis in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

The following is a summary of the Company’s significant accounting policies.

Use of estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Principles of consolidation

The consolidated financial statements include the accounts of the Company, its wholly owned and majority-owned subsidiaries, as well as variable interest entities if the Company has a variable interest that gives it a majority of the expected loss or residual returns or both of the entity. Minority interest in the Consolidated Statement of Financial Condition comprises the share in the capital of the Company’s majority-owned subsidiaries held by minority partners. All income or loss distributable to minority interests, including interest on minority members’ capital contributions, is presented as Minority interest in the Consolidated Statement of Income.

The Company uses the equity method of accounting for its investments in and earnings or losses of affiliated companies that it does not control but over which it does exert significant influence. The Company considers whether the fair values of any of its equity method investments have declined below their carrying value whenever adverse events or changes in circumstances indicate that recorded values may not be recoverable. If the Company considered any such decline to be other than temporary, based on various factors, including historical financial results, then a write-down would be recorded to estimated fair value. The Company’s proportional share of earnings and losses related to these investments is included in Other gains and losses, net in the Consolidated Statement of Income.

Generally, intercompany accounts and transactions are eliminated upon consolidation. Intercompany interest income from discontinued operations is considered income from continuing operations and included in Interest income, net in the Consolidated Statement of Income. The corresponding interest expense is included in Loss from discontinued operations before taxes.

Included in the Consolidated Statement of Income for the year ended December 31, 2005 are the results of LOC, LLC, a variable interest entity the Company included in its consolidated results. The consolidation of LOC, LLC did not affect Shareholders’ equity at December 31, 2005 or the Net loss for the year then ended. As a result of the NYSE Merger in March 2006, the Company determined LOC, LLC was no longer a variable interest entity from the date of the merger, and consequently is no longer included in the Company’s Consolidated Statement of Financial Condition or Consolidated Statement of Income from that date.

Foreign currency translation

The primary economic environment in which the Company’s entities operate determines their functional currency. With the acquisition of Curvalue Beheer B.V. and its subsidiaries (“Curvalue” or the “Curvalue group”), the steep growth in revenues in the Company’s European activities (which are primarily euro-based transactions) and the decrease in revenues from the Company’s U.S. activities, management concluded that as of April 1, 2007, the functional currency of Van der Moolen Holding N.V. and certain of its intermediate holding companies would change from the U.S. dollar to the Euro. This change was adopted prospectively at April 1, 2007. Shareholders’ equity at December 31, 2007 was not affected by this change.

Monetary assets and liabilities in foreign currencies are translated into the functional currency at the exchange rate prevailing on the balance sheet date. Foreign currency transactions in currencies other than the functional currency are accounted for at the exchange rate prevailing on the date of the transaction; gains and losses arising from the settlement of such transactions and from the translation of monetary assets and liabilities are recognized in Other gains and losses, net in the Consolidated Statement of Income.

Non-monetary assets and liabilities in currencies other than the functional currency resulting from transactions measured at cost are translated using the exchange rate prevailing on the date of the transaction.

For purposes of presentation, the financial statements of the Company’s subsidiaries with a functional currency other than the euro are translated into euros. Assets and liabilities are translated using the exchange rate prevailing at the balance sheet date. Income and expense items are translated using the weighted average rates of exchange for the periods involved. Translation adjustments are charged or credited to Accumulated Other Comprehensive Income, which is included in Shareholders’ Equity.

Currency translation gains or losses on long-term financing advances to foreign subsidiaries, net of taxation, are charged or credited to Accumulated Other Comprehensive Income.

Cumulative translation adjustments attributable to a foreign operation that is sold, liquidated or substantially liquidated are removed from Accumulated Other Comprehensive Income in the period in which the sale or liquidation occurs and are included in Net loss from discontinued operations before income taxes in the Consolidated Statement of Income.

Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments with original maturities of less than 90 days. The carrying amounts of such cash equivalents approximate their fair value due to the short-term nature of these instruments. Cash and cash equivalents include amounts that are used for purposes of collateralizing positions, collateralizing bank overdrafts subject to a cash pooling agreement with a commercial bank and meeting regulatory or exchange requirements.

Receivable from and payable to clearing organizations and professional parties

Amounts due from and payable to clearing organizations and professional parties represent receivables for securities sold and payables for securities purchased that have been traded but not yet delivered by the end of the year (unsettled trades) as well as cash receivable balances arising in connection with the collateralization of trading positions and stock borrowing arrangements. Security positions are recognized at trade date. All receivables and payables to clearing organizations and professional parties are valued against principal value which approximates their fair value.

Securities owned and securities sold, not yet purchased

Securities owned and securities sold, not yet purchased, represent trading assets and liabilities, respectively. Trading assets and liabilities include securities held or sold, not yet purchased in anticipation of market movements. Trading liabilities include obligations to deliver securities not yet purchased. Trading positions are carried at fair value and recorded on a trade date basis. The Company recognizes changes in the market value of trading positions as they occur.

Trading securities are valued using quoted market prices, including quotes from dealers in those securities when available. If quoted market prices are not available, the fair value is estimated using quoted prices of instruments with similar characteristics. If and when applicable, a liquidity or block discount of restricted securities on the quoted market price is taken into account through the Consolidated Statement of Income.

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

The Company terminated its stock lending activities at the beginning of 2005. The Company continues to borrow securities in order to support the settlement of short sales. Such borrowing transactions require the Company to deposit cash collateral with the lender. This cash collateral is included in Receivables from clearing organizations and professional parties.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is determined using the straight-line method over their estimated useful lives, which range from two to ten years, and is recognized in Depreciation and amortization expense in the Consolidated Statement of Income. Maintenance and repairs are expensed as incurred.

All leases entered into by the Company qualify as operating leases. Payments made under operating leases are charged to income on a straight-line basis over the periods of the leases.

Goodwill and other intangible assets

Goodwill is not amortized, but rather tested for impairment at least annually, as well as when events and circumstances indicate impairment testing may be necessary. Goodwill is tested at the reporting unit level (which is generally an operating segment or one reporting level below). The Company has defined all its operating segments as being separate reporting units. Goodwill is allocated to the reporting units at the date of acquisition.

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

Other intangible assets consist of specialist assignments and trading rights acquired in connection with certain business combinations and software. Amortization of other intangible assets is determined using the straight-line method over their useful lives and is recognized in Depreciation and amortization expense in the Consolidated Statement of Income.

The estimated useful lives of other intangible assets are as follows:

Specialist assignments	40 years
Trading rights	9 to 10 years
Computer software	2 to 5 years

Under the purchase method of accounting, the specialist assignments and the trading rights were recorded at their respective fair values at the date of acquisition. Specialist assignments represent the right to act as a specialist for securities listed on the NYSE. Trading rights, acquired through the acquisition of Curvalue in 2006, represent the right to act as a primary market maker (“PMM”) or competitive market maker (“CMM”) in certain option series.

Computer software licenses are capitalized on the basis of the costs incurred to acquire and bring into use the specific software. Costs that are directly associated with the production of identifiable and unique software products controlled by the Company, and that will probably generate economic benefits exceeding costs beyond one year, are also capitalized. Direct costs include the salary and salary-related costs of software development employees. All other costs associated with developing or maintaining computer software programs are expensed as incurred.

Impairment of long-lived assets

The Company periodically evaluates whether events or circumstances have occurred that indicate the remaining estimated useful life of long-lived assets, other than goodwill and intangible assets with indefinite lives, may warrant revision or that the remaining balance of such assets may not be recoverable. In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), an impairment loss, calculated as the difference between the fair value and the carrying amount of the long-lived asset, is recognized if the sum of undiscounted cash flows expected to result from the use and eventual disposal of such asset is less than the corresponding carrying value.

Exchange memberships

Exchange memberships owned by the Company are originally carried at cost. Adjustments to carrying value are made if the Company determines that an “other-than-temporary” decline in value has occurred. At December 31, 2007 and 2006, the Company holds no exchange memberships. For the years ended December 31, 2007, 2006 and 2005, the Company recognized impairment losses of €nil.

Additionally, until the NYSE Merger, three NYSE exchange memberships have been contributed for use by the Company by members of VDM Specialists (December 31, 2005: three seats). These memberships were subordinated to claims of the general creditors of VDM Specialists and were carried at market value with corresponding amounts recorded as subordinated liabilities. These market values were determined on the basis of prices published by the NYSE on the relevant dates. The Company was required to pay annual fees in relation to these exchange memberships. The Company recognized €nil, €0.02 and €0.2 million in interest expense in the Consolidated Statements of Income for the years ended December 31, 2007, 2006 and 2005, respectively.

Pension and other long-term benefit plans

Beginning in 2006, the Company’s pension benefits and other long-term benefits (employee benefit plans, other than retirement benefit plans, falling due more than 12 months after the balance sheet date) are accounted for in accordance with SFAS 158. The statement requires recognition of the funded status of a defined benefit plan in the statement of financial position. SFAS 158 requires the recognition of previously unrecognized actuarial gains and losses and prior service costs within accumulated other comprehensive income, net of tax. Previously, the funded status of a defined benefit plan was not recognized in the statement of financial position.

The net periodic cost of plan benefits is measured on an actuarial basis using the projected unit credit method and several actuarial assumptions, the most significant of which are the discount rate and the expected long-term rate of return on plan assets. Other material assumptions include the expected long-term rate of compensation and pension increases. Actuarial gains and losses occur when actual experience differs from actuarial assumptions. Such gains and losses on retirement benefit plans that exceed ten percent of the greater of plan assets or plan liabilities are amortized over the average remaining service period of the employees. Actuarial gains and losses on other long-term benefit plans are recognized immediately in the income statement and no “corridor” is applied. Also, past service costs, if any, are recognized immediately in the income statement.

For defined contribution plans, the Company pays contributions on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized in the income statement when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

The cost of defined benefit and defined contribution plans are included in Employee compensation and benefits in the Consolidated Statement of Income.

Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events; when it is probable that an outflow of resources will be required to settle the obligation; and if a reliable estimate of the amount can be made. Provisions are measured at the value of management’s best estimate of the expenditure required to settle the present obligation at the balance sheet date. If management’s best estimate is a range of outcomes for which there is no reason to believe that any one number within the range is more likely than any other number in the range to be the amount that it will ultimately be required to pay, the provision is measured at the low point of the range. Provisions are recognized in the Consolidated Statement of Financial Condition as Accounts payable, accrued expenses, and other liabilities.

Subordinated notes

All subordinated notes are unsecured promissory notes, denominated in U.S. dollars and subordinated to claims of general creditors of VDM Specialists. The subordinated notes are valued at notional amount.

Treasury shares

Gains on sales of treasury shares not previously accounted for as constructively retired are credited to additional paid-in capital. Losses are charged to additional paid-in capital to the extent that previous net gains from sales or retirements of the same class of shares are included therein, otherwise to retained earnings.

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

Commission income

Commission income consists of commissions earned when the Company acts as agent to match buyers and sellers for limit orders executed by them on behalf of brokers within a specified time period. It also includes income from electronic and voice broking activities with customers and the execution of counterparties’ trades in certain other circumstances as mandated by the relevant exchange. Such income is recognized on a settlement date basis, which is not materially different from trade date.

Income taxes

The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”, which requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and tax bases of its assets and liabilities. The Company’s deferred tax assets and liabilities are presented separately in the Consolidated Statement of Financial Condition. Currently enacted tax rates are used to determine deferred tax assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in the Consolidated Statement of Income in the period that includes the enactment date. Valuation allowances are established to reduce deferred tax assets to the amount that “more-likely-than-not” will be realized. Interest and penalties assessed on income tax deficiencies are included in Interest income, net and General and administrative expenses, respectively, in the Consolidated Statement of Income.

In 2007 the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”) which became effective for fiscal years beginning after December 15, 2006. FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by tax authorities. The amount recognized is measured as the amount of benefit that represents a greater than 50% likelihood of being realized upon ultimate settlement. As a result of the implementation of FIN 48, the Company has determined that no adjustment to the Company’s unrecognized tax benefit is required.

Stock based compensation

Effective January 1, 2006, the Company adopted SFAS No. 123(R), “Share Based Payments,” (“SFAS 123(R)”), using the modified prospective method. SFAS 123(R) is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation” and supersedes APB opinion No. 25. SFAS 123(R) requires compensation costs related to share-based payment transactions to be recognized in the financial statements over the period that an employee provided service in exchange for the award. Prior to the adoption of SFAS 123(R) the Company applied SFAS 123.

Stock compensation expense is calculated using the fair value method, and is recognized in the Consolidated Statement of Income over the period that the benefit vests. The related expense is recognized in Employee compensation and benefits in the Consolidated Statement of Income with a corresponding contribution to Additional Paid-in Capital.

Earnings per share

Earnings per share (“EPS”) is computed in accordance with SFAS No. 128, “Earnings per share”. Basic EPS is calculated by dividing net earnings attributable to common shareholders by the weighted average number of common shares outstanding (excluding treasury shares). Diluted EPS includes the determinants of basic EPS and, in addition, reflects the dilutive effect of the common shares deliverable pursuant to stock options and warrants. Potential common shares are treated as dilutive when, and only when, their conversion to common shares does not have an antidilutive impact on the reported loss per common share.

Derivative financial instruments

SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, establishes accounting and reporting standards for derivative instruments. It requires that an entity recognize all derivatives as either assets or liabilities in the Consolidated Statements of Financial Condition and measure those instruments at fair value. The accounting for changes in the fair value of a derivative instrument depends on its intended use and the resulting designation. If a derivative is designated as a qualifying fair value hedge, all changes in the fair value of the derivative and changes in the fair value of the hedged item that relate to the hedged risk are recognized in earnings. In 2005, the Company had interest rate swaps that qualified as fair value hedges of interest bearing borrowings. These interest rate swaps were accounted for under the short-cut method, but were terminated in 2005. Gains and losses from the early termination of interest rate swaps that qualify as fair value hedges are deferred over the remaining term of the related debt. If the derivative is designated as a qualifying cash flow hedge, the effective portion of the change in the fair value of the derivative is recorded in Accumulated Other Comprehensive Income and recognized in the Consolidated Statements of Income when the hedged item affects earnings. The ineffective portion of cash flow hedges is immediately recognized in the Consolidated Statements of Income. The Company did not have qualifying cash flow hedges in the three years ended December 31, 2007.

Derivative financial instruments used for trading purposes are carried at fair value. If market prices are not readily available, fair value is calculated using an appropriate valuation technique. Market value for exchange-traded derivatives, principally futures and certain options, is based on quoted market prices. The fair values of over-the-counter (“OTC”) derivative instruments, principally forwards and OTC options, are based on pricing models intended to approximate the amounts that would be received from or paid to a third party in settlement of the contracts. The gains or losses on derivatives used for trading purposes are recognized in Proprietary trading/market making activities in the Consolidated Statement of Income.

Discontinued operations

In accordance with SFAS 144, the revenues and expenses associated with a separate segment or reporting unit that has been disposed of through sale or closed are included in Net loss from discontinued operations before income taxes, in the Consolidated Statements of Income for all periods presented. Assets and liabilities of discontinued operations are carried at the lower of their carrying value or fair value less cost to sell.

Recent accounting pronouncements

The Company has delisted from the NYSE and expects that after 2007, it will no longer publish financial information in accordance with U.S. GAAP. Consequently, subsequent U.S. GAAP accounting pronouncements will have no effect on the Company’s future financial reporting.

3. Business combinations and discontinued operations

Business combinations

Robbins & Henderson, LLC

On August 1, 2007, the Company acquired 100% of the membership interest in Robbins & Henderson, LLC as part of the Company’s strategy to expand its brokerage business. Robbins & Henderson, LLC is included in the segment Brokerage U.S. and operates under the name R&H Securities, LLC (“R&H”). The acquisition price consisted of an initial cash payment of $2.0 million (€1.5 million) and a deferred earn out cash payment based on the profitability of R&H for 2007 of €0.8 million. In addition, a deferred earn out cash payment based on the profitability of R&H for 2008 (35% of 4 times the net profit for 2008) is due in 2009. The total consideration recognized at December 31, 2007, including costs at the date of acquisition of €0.2 million, is €2.5 million. The 2007 estimated earn out is recognized in Accounts payable, accrued expenses, and other liabilities in the Consolidated Statement of Financial Condition.

The estimated fair values of assets acquired and liabilities assumed at the acquisition date are as follows:

(in € millions)
Cash and cash equivalents	0.7
Receivable from clearing organizations and professional parties	0.4
Goodwill	2.5
Other assets	0.1
Total assets acquired	3.7

Accounts payable, accrued expenses and other liabilities	(1.2)
Total liabilities assumed	(1.2)

Net assets acquired	2.5

The €2.5 million in goodwill recognized at acquisition comprises the fair value of expected synergies arising from the integration of R&H in the Brokerage U.S. segment. The goodwill is deductible for tax purposes.

Had the acquisition taken place on January 1, 2007 or 2006, the results of operations would not have been significantly different from those presented in the Consolidated Statements of Income for such periods.

Minority interest acquisitions

In 2007, the Company reached an agreement with the minority partners of VDM Specialists to acquire the remaining 25% minority interest in VDM Specialists and VDM Trading, LLC (“VDM Trading”) for $7.0 million in cash (€4.7 million). In December 2007, the Company acquired an additional profit share in Van der Moolen Capital Markets, LLC (“VDM Capital Markets”) for €0.3 million, taking its interest from 50% to 100%.

Curvalue

On January 2, 2006, the Company acquired 100% of the share capital of Curvalue Beheer B.V. and its subsidiaries (together “Curvalue”). Curvalue was founded in March 1991 and focuses mainly on the European derivative exchanges as a specialist. In 2005, Curvalue launched the internet broker OnlineTrader, which provides professional clients with direct access to the world’s markets for futures and options. The primary reasons for the acquisition of Curvalue are stated below:

•	Realization of Van der Moolen’s European growth strategy; and

•	Curvalue significantly expands the Company’s European operations;

The consideration of the acquisition consists of:

(in € millions)
Amount paid in cash	5.9
Amount paid in common shares	36.4
Costs related directly to the acquisition	2.5
Total consideration	44.8

The consideration for this acquisition comprised an initial cash payment of €5.0 million and 3,803,509 of the Company’s common shares issued on the date of acquisition (“closing”), being January 2, 2006. In addition, an earn-out was agreed consisting of two payments: a maximum amount of €10.4 million in cash and a maximum number of 1,920,964 common shares due approximately five months and one year, respectively, after closing of the transaction; and a maximum amount of €10.4 million in cash and a maximum number of 1,920,964 common shares due approximately seventeen months and two years, respectively, after closing of the transaction. The amount of the earn-out payments depended on the profitability of Curvalue in 2005 and 2006 relative to pre-established profit targets. On January 2, 2007 the first part of the earn-out was settled. The payment consisted of 1,920,964 common shares and an amount of €940,679. Furthermore, the second part of the earn-out was settled on January 2, 2008. The payment consisted of 1,175,965 common shares.

The cost of the acquisition comprised the fair value of the common shares issued on January 2, 2006, at a share price determined by the average quoted price of common shares in the period two days before and after the measurement date of October 12, 2005, the initial cash payment of €5.0 million, the cash earn-out payment in respect of the year 2005, the fair value of the shares issued on January 2, 2007 and January 2, 2008 in connection with the 2005 and 2006 earn-outs and costs directly attributable to the business combination. The price of the shares issued in connection with the 2005 and 2006 earn-outs are based on the average quoted price of common shares in the period two days before and after the measurement dates of December 31, 2005 and December 31, 2006, respectively.

At the issuance date, the common shares had selling restrictions of between two to four years.

The fair value of assets acquired and liabilities assumed at the acquisition date are as follows:

(in € millions)
Cash and cash equivalents	5.4
Property and equipment	1.1
Goodwill	25.3
Other intangible assets subject to amortization	18.8
Other assets	8.2
Total assets acquired	58.8

Deferred tax liability	(9.0)
Loan payable	(5.0)
Total liabilities assumed	(14.0)

Net assets acquired	44.8

A breakdown of the other intangible assets and the related weighted-average amortization period is given below:

	Amount	Weighted-average amortization period
	(in € millions)	(in years)
Trading rights	9.2	9
Software	9.1	5
Other intangible assets	0.5	8
Total	18.8	7

The total goodwill of €25.3 million has been assigned to the segments Trading Derivatives Europe (€11.6 million) and Brokerage Europe (€13.7 million). The goodwill related to this acquisition is not tax deductible.

The results of Curvalue are included in the Consolidated Statements of Income as from January 2, 2006. The following unaudited proforma summary presents the results of operations as if the acquisition had taken place on January 1, 2005:

Year ended December 31, 2005(1)
(in € millions, except per share data)
Total revenues from continuing operations	51.1
Loss before taxes	(9.4)
Net loss from continuing operations attributable to shareholders	(0.8)
Loss per share from continuing operations - basic	(0.02)

(1)	This information is part of the 2006 consolidated financial statements and therefore subject to the auditors’ opinion of Ernst & Young Accountants dated June 30, 2008.

The pro forma summary uses estimates and assumptions based on information available at the time. The pro forma information is not intended to reflect the actual results that would have occurred had the acquisition actually taken place during the period presented.

Hills Independent Traders

On July 24, 2006 the Company acquired a call option for the securities portfolio of Hills Independent Traders Ltd. (“HIT”) for an amount of GBP 3 million (€4.4 million), representing the fair value of the securities portfolio at that moment. On October 31, 2006 the purchase of the business and assets as specified in the Asset Purchase Agreement together with the assignment and the transfer of the portfolio contracts was completed. As from July 25, 2006 the results of HIT are included in the Consolidated Statement of Income.

HIT’s activities include proprietary derivatives trading as well as trading in the corresponding underlying values in London. These activities fit well with the Company’s mid-term growth strategy to expand its facilitating role as global liquidity provider on all major electronic derivatives exchanges.

The acquisition is based upon a business and assets transaction, including the transfer of the employees and trading portfolio at market value.

The fair values of assets acquired and liabilities assumed at the acquisition date are as follows:

(in € millions)
Securities	4.5
Total assets acquired	4.5

Accounts payable, accrued expenses and other liabilities	(0.1)
Total liabilities assumed	(0.1)

Net assets acquired	4.4

Discontinued operations

On August 16, 2007, the Company announced publicly that it had decided to terminate the European bond activities in Van der Moolen Obligaties B.V., as from August 1, 2007 after concluding that the activities could not be scaled up to the desired levels. Van der Moolen Obligaties B.V. made markets in Dutch and selected French, Italian and Belgian fixed income instruments traded on Euronext. Its primary activity was to provide liquidity in these bonds to banks and brokers in order to fill retail order flow. Van der Moolen Obligaties B.V. has been included in the Discontinued Trading Securities Europe Segment. Van der Moolen Obligaties B.V. ceased its activities prior to December 31, 2007.

On November 15, 2007, the Company publicly announced that VDM Specialists had not succeeded in bringing its operations back to profitability and would not be able to meet its second half year target. Therefore, the Executive Board decided to terminate all of the activities of VDM Specialists, except for the activities related to the NYSE Euronext shares as promptly as possible, but subject to an orderly transition. From then on, the activities of VDM Specialists were not considered any more to be of a strategic nature. On December 17, 2007 (date of closing of the deal), the Company transferred assets directly related to the U.S. specialist activities to Lehman Brothers Inc. for zero consideration. The agreement includes the transfer of all specialist assignments and the majority of staff. As from the date of transfer, Lehman Brothers Inc. assumed specialist responsibility for the 308 operating companies on the NYSE floor. In 2006, VDM Specialists was a separate business segment. Since 2007, VDM Specialists is included in the business segment Discontinued Trading U.S.

On December 11, 2007, the Executive Board of the Company decided to terminate the businesses of Van der Moolen Securities Ltd. and VDM Gibraltar Ltd. after concluding that these entities could not meet the desired levels of profitability. The termination of the business of Van der Moolen Securities Ltd. was completed on December 21, 2007. Van der Moolen Securities Ltd. is included in the business segment Discontinued Trading Securities Europe. The Company completed the sale of VDM Gibraltar Ltd. (an offshore subsidiary of the Company whose activities are focused on institutional brokering) in June 2008. Final consideration is subject to an audit of VDM Gibraltar Ltd.’s results. The Company estimated the fair value less costs at the carrying value of the business less the undiscounted value of off balance liabilities (e.g. rent agreement). VDM Gibraltar Ltd. is included in the business segment Discontinued Brokerage Europe.

In December 2004, the Company sold the Chicago Board Option Exchange (“CBOE”) activities of Van der Moolen Options USA, LLC. The Company continued to incur general and administrative expenses during the year ended December 31, 2005.

The Consolidated Statements of Income for all prior years have been reclassified to reflect the results of operations of these businesses as discontinued operations.

The contribution of discontinued operations to the Consolidated Statements of Income, for the years ended December 31, 2007, 2006 and 2005, summarized by business segment is given in the table below:

	Trading U.S.			Trading Securities Europe			Brokerage Europe			Total
	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005
	(in € millions)
Total revenue	22.3	76.4	89.8	10.8	9.4	8.7	0.6	—	—	33.7	85.8	98.5
Operating expenses (excluding amortization and impairment of intangible assets)	(32.6)	(45.9)	(55.1)	(14.0)	(8.9)	(7.0)	(2.4)	(0.3)	—	(49.0)	(55.1)	(62.1)
Amortization and impairment of intangible assets	(128.8)	(86.6)	(23.5)	(0.4)	—	(0.7)	—	—	—	(129.2)	(86.6)	(24.2)
Other finance costs	(9.7)	(15.5)	(8.0)	(0.2)	0.1	—	—	—	—	(9.9)	(15.4)	(8.0)
Loss on disposal	(121.2)	—	—	(1.3)	—	—	—	—	—	(122.5)	—	—
(Loss) / income from discontinued operations before taxes and minority interest	(270.0)	(71.6)	3.2	(5.1)	0.6	1.0	(1.8)	(0.3)	—	(276.9)	(71.3)	4.2

The loss on disposal represents the recognition of the cumulative foreign currency translation of the discontinued operations.

The Consolidated Statement of Financial Condition at December 31, 2007, includes assets and liabilities of VDM Gibraltar Ltd. expected to be sold. The assets and liabilities of this business have not been reclassified at December 31, 2006. The major assets and liabilities are as follows:

(in € millions)
Cash and cash equivalents	5.8
Receivable from clearing organizations and professional parties	3.1
Property and equipment	0.1
Total held-for-sale assets	9.0
Payable to clearing organizations and professional parties	(5.4)
Accounts payable, accrued expenses and other liabilities	(3.6)
Total held-for-sale liabilities	(9.0)

4. Cash and cash equivalents

Cash and cash equivalents at December 31, 2007 and 2006 consist of the following:

	December 31,
	2007	2006
	(in € millions)
Cash at bank and in hand	75.9	49.1
Short-term bank deposits	13.7	13.7
Cash accounts with clearing organizations and other professional parties	79.0	95.2
Money market funds and other highly liquid investments	0.6	11.2
	169.2	169.2

At December 31, 2007, an amount of €76.3 million of cash is held with a commercial bank which is subject to a cash pooling agreement that includes bank overdrafts of €69.7 million.

At December 31, 2007, the Company had approximately €130.0 million (December 31, 2006: €19.0 million) of freely available cash including its disposition on security positions and other assets. The remaining cash is used for collateralizing positions, collateralizing bank overdrafts subject to the aforementioned cash pooling agreement, and meeting regulatory or exchange requirements. As a result of the transfer of the specialist assignments of VDM Specialists to Lehman Brothers Inc. in 2007, cash and cash equivalents at December 31, 2007 no longer include amounts that must be held for regulatory or exchange requirements.

The short-term bank deposits have an effective interest rate of 6.5% and 5.1% at December 31, 2007 and 2006, respectively.

5. Receivable from and payable to clearing organizations and professional parties

Amounts receivable from and payable to clearing organizations and professional parties at December 31, 2007 and 2006, consist of the following:

	At December 31,
	2007		2006
	(in € millions)
	Receivable	Payable	Receivable	Payable
Deposits for margins and stock borrowed	12.9	—	6.5	—
Commissions receivable	0.2	—	1.6	—
Receivable from clearing organizations and professional parties	110.3	—	110.4	—
Payable to clearing organizations and professional parties	—	28.1	—	59.1
	123.4	28.1	118.5	59.1

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in the Statement of Financial Condition, unless the transaction is settled outside guaranteed settlement mechanisms.

6. Securities owned and securities sold, not yet purchased

Securities owned and securities sold, not yet purchased, at December 31, 2007 and 2006 consist of trading securities at market values, as follows:

	At December 31,
	2007		2006
	(in € millions)
	Owned	Sold, not yet purchased	Owned	Sold, not yet purchased
Bonds	0.0	—	11.4	4.7
Common and preferred shares	300.7	274.7	310.4	198.4
Derivatives held for trading	42.0	98.5	64.5	71.3
Restricted corporate equity shares	7.1	—	16.7	—
	349.8	373.2	403.0	274.4

As of December 31, 2007, €3.4 million and €4.1 million included in Securities owned and Securities sold, not yet purchased, respectively, relate to (non-U.S.) government bonds.

Based on agreements with the Company’s clearing organizations and professional parties, the Company’s securities are pledged to clearing organizations, depositories and other financial institutions for the purpose of financing the Company’s trading activities.

In order to secure payments to the clearing organizations, the Company is required to pledge on first request of these clearing organizations, the current and future receivables connected with its normal business. The clearing organizations are authorized to use the collateral at their own risk or to invest it and may join the collateral of their assets and other collateral. If the Company does not comply with the first request to deposit or supplement collateral or with requirements such as haircut and “net liq,” all debts to the clearing organizations shall become payable and the clearing organizations shall be entitled to proceed with the liquidation of the Company’s security position and realize, at its discretion, all collateral or part thereof without prior warning or notice of default, at such time and in such manner as the clearing organizations deem desirable to recover from the proceeds everything owed to the clearing organizations according to its books, including interest and costs.

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the Consolidated Statement of Financial Condition at market value and will incur a loss if the market value of the securities increases subsequent to December 31, 2007.

Positions owned and positions sold, not yet purchased in American Depositary Receipts (“ADRs”) and the corresponding shares held for arbitrage purposes are recognized on a gross basis as assets and liabilities. ADRs purchased or sold as part of arbitrage activities are valued at the quoted market prices of the home market of the underlying shares. ADRs are convertible into the underlying shares subject to a conversion charge. Conversion costs are accrued in the Consolidated Statement of Financial Condition.

Derivatives held for trading

Trading activities in derivatives are entered in principally for the purpose of generating profits from short term fluctuations in price or margin. Positions may be traded actively or held over a period of time to benefit from expected changes in exchange rates, interest rates, equity prices or other market parameters. Trading includes market making, positioning and arbitrage activities. Market making entails quoting bid and offer prices to other market participants for the purpose of generating revenues based on spread and volume; positioning means managing market risk positions in the expectation of benefiting from favorable movements in prices, rates or indices; arbitrage involves identifying and profiting from price differentials between markets and products. Derivatives held for trading include non-qualifying hedges.

Restricted corporate equity shares

As of December 31, 2005, the Company owned 6 NYSE memberships. The NYSE memberships were originally carried at cost with adjustments to the carrying value made based on other-than-temporary declines in value. On March 7, 2006, the NYSE and Archipelago Holdings, Inc. combined their businesses and became wholly owned subsidiaries of NYSE Group, Inc., a newly created, for-profit and publicly traded holding company (the “NYSE Merger”).

In the NYSE Merger, each NYSE membership became entitled to be exchanged for $300,000 in cash and 80,177 shares of NYSE Group Inc. common stock, subject to a transfer restriction. In addition, immediately prior to the consummation of the NYSE Merger, the NYSE announced a “permitted dividend” to be paid with respect to each NYSE membership in the amount of approximately $70,570 ($0.4 million in total for the Company’s 6 NYSE memberships), which was equivalent to the membership’s pro rata portion of the NYSE’s “excess cash”, as defined in the merger agreement governing the NYSE Merger. The Company received the permitted dividend on March 14, 2006.

In the NYSE Merger, the Company’s 6 NYSE memberships were converted into the right to receive an aggregate of $1.8 million cash (€1.5 million, not including the permitted dividend) and 481,062 shares of the NYSE Group, Inc. The $1.8 million cash distribution was treated as monetary consideration, for which a realized gain was recognized in 2006.

Subsequent to the NYSE Merger, the Company participated in the secondary offering of NYSE Group Inc. shares. In early May 2006, 181,940 shares of the aforementioned 481,062 shares were successfully sold in this process. The consideration received amounted to approximately €8.6 million ($61.50 per share), net of offering costs.

In 2007, the Company sold and transferred an additional 148,796 shares for €8.3 million and recognized a gain of €0.3 million.

	NYSE shares
	Number of shares	Average share price ($)
At January 1, 2006	–	–
Conversion NYSE shares	481,062	66.94
Sale of NYSE shares	(181,940)	61.50
At December 31, 2006	299,122	73.41
Sale of NYSE shares	(125,197)	75.14
Transfer to minority partners	(23,599)	79.74
At December 31, 2007	150,326	69.88

On April 4, 2007, NYSE Group, Inc. consummated its merger with Euronext N.V. (the “NYSE Euronext Merger”) to form NYSE Euronext, Inc. (“NYX Group”), and the Company’s shares in the NYSE Group Inc. were exchanged for an equal number of shares in the new NYX Group (“NYX shares”). Following the NYSE Euronext Merger, the restricted NYX shares originally received in the NYSE Merger continued to be subject to the transfer restriction.

The transfer restriction will be removed in equal one-third installments on each of March 7, 2007, 2008 and 2009, unless the restrictions are removed earlier by the NYX Group. At December 31, 2007, the number of shares owned and their restriction period were as follows:

Restricted until March 2008	40
Restricted until March 2009	150,286
150,326

The published market value of the NYX Group common stock was €9.0 million ($87.77 per share) and €22.1 million ($97.20 per share) at December 31, 2007 and 2006, respectively. The fair value of the NYX shares with a transfer restriction greater than one year is adjusted for a discount from the published market value of the NYX Group common stock. There currently is no active market for these shares nor is there a market for securities that would allow the Company to effectively hedge the shares. The Company calculated a discount of 20.4% and 24.5% at December 31, 2007 and 2006, respectively, on the restricted shares by using the Black-Scholes model with the following assumptions:

	December 31,
	2007	2006
Risk free interest rate	3.1%	5.0%
Borrowing rate	7.7%	7.6%
Expected volatility	43.7%	47.7%
Expected dividend rate	0.0%	0.0%

The Company reflects the fair value of its NYX shares pursuant to the American Institute of Certified Public Accountants Audit and Accounting Guide—Brokers and Dealers in Securities, with fair value changes recognized through the Consolidated Statement of Income. Due to the unique characteristics of the NYSE Merger, the net income from this transaction is presented in Net income from NYSE transaction in the Consolidated Statement of Income. The total realized gain from the NYSE Merger and subsequent sale of NYSE shares reflected in the Consolidated Statement of Income for the year ended December 31, 2006 was €7.9 million. The total realized gain from the sale of NYSE shares reflected in the Consolidated Statement of Income for the year ended December 31, 2007 was €0.3 million. The total unrealized gains and losses from the changes in fair value reflected in the Consolidated Statements of Income for the years ended December 31, 2007 and 2006 were a loss of €0.5 million and a gain of €13.9 million, respectively.

Prior to the closing of the NYSE Merger, the Company participated in a “Dutch” auction in early January 2006 for trading licenses, successfully bidding for 59 trading licenses at an annual price of $49,290 each, the minimum bid accepted by the NYSE. The licenses became effective for trading on the NYSE on March 8, 2006.

7. Concentrations of credit risk / financial instruments

As of December 31, 2007, substantially all of the Company’s financial instruments owned, financial instruments sold, not yet purchased, and receivable from and payable to clearing organizations and professional parties are amounts held by or due to clearing organizations or other professional parties. The Company monitors the credit worthiness of the clearing organizations and other professional parties to mitigate the Company’s exposure to credit risk. As of December 31, 2007, highly liquid assets in the amount of €252.6 million were held at three financial institutions (December 31, 2006: €172.9 million at three financial institutions). These amounts are included in Cash and cash equivalents, and Receivable from clearing organizations and professional parties in the Consolidated Statements of Financial Condition.

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

8. Loan receivable

At December 31, 2006, the Company had an unsecured loan receivable of €0.1 million from Elite Derivatives, Ltd., a company in which the Company had a 40% interest. This loan carries on annual interest rate of 6.5% and is due in four years. During 2007, the Company established an allowance of €0.1 million. At December 31, 2007 the carrying value of the loan is €nil. In June 2008, the Company sold its interest in Elite Derivatives, Ltd.

9. Property and equipment

Property and equipment and changes therein for the years ended December 31, 2007 and 2006 are as follow:

	Furniture and fixtures	Company cars	Total
	(in € millions)
At January 1, 2006
Cost	13.9	0.8	14.7
Accumulated depreciation	(10.4)	(0.3)	(10.7)
Net book amount January 1, 2006	3.5	0.5	4.0
Additions	3.7	0.1	3.8
Additions (through business combinations)	1.1	—	1.1
Depreciation charge – continuing operations	(1.1)	(0.2)	(1.3)
Depreciation charge – discontinued operations	(0.8)	—	(0.8)
Divestments	(0.2)	(0.2)	(0.4)
Exchange rate differences	(0.3)	(0.0)	(0.3)
Net book amount December 31, 2006	5.9	0.2	6.1
At December 31, 2006
Cost	14.4	0.3	14.7
Accumulated depreciation	(8.5)	(0.1)	(8.6)
Net book amount December 31, 2006	5.9	0.2	6.1
Additions	2.2	0.2	2.4
Depreciation charge – continuing operations	(1.2)	(0.1)	(1.3)
Depreciation charge – discontinued operations	(0.9)	—	(0.9)
Impairment charge – continuing operations	(0.2)	—	(0.2)
Impairment charge – discontinued operations	(1.7)	—	(1.7)
Reclassified to held-for-sale assets	(0.1)	—	(0.1)
Divestments	(0.2)	(0.1)	(0.3)
Exchange rate differences	(0.4)	—	(0.4)
Net book amount December 31, 2007	3.4	0.2	3.6
At December 31, 2007
Cost	15.1	0.3	15.4
Accumulated depreciation	(11.7)	(0.1)	(11.8)
Net book amount December 31, 2007	3.4	0.2	3.6

10. Goodwill and other intangible assets

Goodwill

Goodwill balances and changes therein by segment for the years ended December 31, 2007 and 2006 are as follows:

	Brokerage Europe	Trading Derivatives Europe	Brokerage U.S.	Trading U.S.	Total
	(in € millions)
At January 1, 2006	—	—	—	35.2	35.2
Additions	13.7	11.6	—	—	25.3
Impairments	(7.6)	—	—	(28.3)	(35.9)
Exchange rate differences	—	—	—	(2.6)	(2.6)
At December 31, 2006	6.1	11.6	—	4.3	22.0
Additions	—	—	2.5	0.3	2.8
Impairments	—	—	—	(4.3)	(4.3)
Exchange rate differences	—	—	(0.2)	(0.3)	(0.5)
At December 31, 2007	6.1	11.6	2.3	—	20.0

As a result of the implementation of SFAS No. 142 “Goodwill and Other Intangible Assets”, goodwill is no longer amortized with effect from financial years beginning after December 15, 2001. The Company performed an impairment test on the carrying value of the goodwill of the trading and brokerage activities of Curvalue as of June 30, 2007, and R&H as of December 31, 2007. In determining the discounted future cash flows of the activities, post-tax discount rates of 12% and 17% were applied to the trading and brokerage activities of Curvalue, respectively and 12% to the activities of R&H. The impairment tests were performed in conformity with the Company’s policy that an impairment test be performed annually.

On November 15, 2007, the Company announced the termination of the VDM Specialists business. On December 4, 2007, the Company completed the transfer of certain assets related to the specialist activities to Lehman Brothers Inc. for zero consideration. As a result, the fair value of the goodwill and other intangibles related to the VDM Specialists business was estimated to be zero, leading to a goodwill impairment charge of €4.0 million and an impairment charge of €121.3 million related to other assets, primarily specialist rights. Such impairment is included in the loss from discontinued operations.

In the third quarter of 2006, due to a triggering event, an impairment test on goodwill for VDM Specialists was performed. In determining the discounted value of the future cash flows of VDM Specialists, a post-tax discount rate of 12% was applied. The impairment charge relates to the continued downward trends in revenues and operating income for VDM Specialists. This resulted in a goodwill impairment charge of €28.3 million on VDM Specialists. The annual impairment test was performed in the fourth quarter and no additional impairment was necessary.

In the second quarter of 2006, the Company performed an impairment test for the trading and brokerage activities of Curvalue. In determining the discounted future cash flows of the activities, a post-tax discount rate of 16% for brokerage activities and 13% for trading activities was applied. This resulted in an impairment charge of €7.6 million on the brokerage activities, mainly due to a downward trend in revenues and operating income and no impairment on the trading activities.

The additional goodwill recognized in 2007 relates primarily from the acquisition of Robbins & Henderson, LLC (now R&H) and is deductible for tax purposes.

In 2006 the addition of goodwill is completely related to the acquisition of Curvalue and is not deductible for tax purposes.

In 2005, the Company performed its annual impairment tests of goodwill during the fourth quarter for all its reporting units. In determining the discounted future cash flows of VDM Specialists and its European entities, post-tax discount rates of 12% and 15%, respectively, were applied. The impairment charges of €19.4 million primarily related to the continued downward trend in revenues and operating income at the relevant reporting units.

Other intangible assets

Other intangible assets and changes therein for the years ended December 31, 2007 and 2006 are as follows:

	Specialists assignments	Software	Trading rights	Total
	(in € millions)
At January 1, 2006
Cost	247.0	2.0	—	249.0
Accumulated amortization	(37.1)	(0.5)	—	(37.6)
Net book amount January 1, 2006	209.9	1.5	—	211.4
Additions (internal development)	—	3.2	—	3.2
Additions (through business combinations)	—	9.1	9.7	18.8
Amortization charge – continuing operations	—	(1.7)	(1.1)	(2.8)
Amortization charge – discontinued operations	(5.4)	(0.2)	—	(5.6)
Impairment charge – discontinued operations	(52.8)	—	—	(52.8)
Exchange rate difference	(19.0)	(0.2)	—	(19.2)
Net book amount December 31, 2006	132.7	11.7	8.6	153.0
At December 31,2006
Cost	171.1	15.7	9.7	196.5
Accumulated amortization	(38.4)	(4.0)	(1.1)	(43.5)
Net book amount December 31, 2006	132.7	11.7	8.6	153.0
Additions (internal development)	—	3.1	—	3.1
Amortization charge – continuing operations	—	(2.6)	(1.0)	(3.6)
Amortization charge – discontinued operations	(3.2)	(0.6)	—	(3.8)
Impairment charge – continuing operations	—	(0.3)	—	(0.3)
Impairment charge – discontinued operations	(117.9)	(1.7)	—	(119.6)
Exchange rate difference	(11.6)	(0.4)	—	(12.0)
Net book amount December 31, 2007	—	9.2	7.6	16.8
At December 31, 2007
Cost	—	18.2	9.7	27.9
Accumulated amortization	—	(9.0)	(2.1)	(11.1)
Net book amount December 31, 2007	—	9.2	7.6	16.8

The estimated amortization expense for trading rights for each of the next five years is €1.1 million per year. The weighted average remaining useful life of the trading rights is eight years as of December 31, 2007.

The estimated amortization expense for software for each of the next five years is €3.0 million per year, determined at the U.S. dollar closing rate of December 31, 2007. The weighted average remaining useful life of the software is three years as of December 31, 2007.

As a result of uncertain market conditions and the associated lower profitability, the Company performed an impairment test during the third quarter of 2006 of the specialist assignments acquired in relation to VDM

Specialists. Based on the valuations performed, it was determined that an impairment charge on specialist assignments of €52.8 million in VDM Specialists was applicable.

11. Investment in affiliated companies

The Company has the following investments in affiliated companies:

	CBOE Stock Exchange, LLC	Gibraltar Exchange	Total
	(in € millions)
At January 1, 2006	—	—	—
Additions	7.6	1.7	9.3
At December 31, 2006	7.6	1.7	9.3
Share in result	(0.2)	—	(0.2)
Currency differences	(0.8)	—	(0.8)
At December 31, 2007	6.6	1.7	8.3

In 2007, the Company had a 20% interest in CBOE Stock Exchange, LLC, a Delaware limited liability company which was formed on July 31, 2006. CBOE Stock Exchange, LLC is a privately owned company that is not listed on any public exchange. On January 3, 2008, the Company agreed to sell a 0.6% interest in CBOE Stock Exchange, LLC to Lime Brokerage Holdings, LLC for €0.6 million, resulting in a gain on the sale of €0.2 million. As a result of the sale, the Company holds a 19.4% interest in CBOE Stock Exchange, LLC. The Company continues to use the equity method of accounting for its interest in CBOE Stock Exchange, LLC since the Company continues to exert significant influence.

The financial information of CBOE Stock Exchange, LLC is as follows:

	December 31,
	2007	2006
	(in € millions)
Current assets	15.3	17.8
Non-current assets	19.2	20.8
Liabilities	(1.4)	(0.5)
(Loss) / income	(1.0)	0.1

In 2007, the Company had a 33.3% interest in the Gibraltar Exchange, a company incorporated in accordance with the laws of Gibraltar, subject to obtaining certain regulatory permits. The investment represents a bank guarantee issued by the Company of €1.7 million, which is included under other liabilities. In 2008, the Company withdrew its guarantee effectively terminating its investment in the Gibraltar Exchange which had no impact on the Consolidated Statement of Income for the year ended December 31, 2007.

12. Other assets

Other assets at December 31, 2007 and 2006 consist of the following:

	December 31,
	2007	2006
	(in € millions)
Income taxes	10.4	11.3
Retirement benefit asset	1.3	1.8
Taxes and social securities	2.1	2.4
Other investments valued at cost	2.1	2.3
Other assets	6.0	4.9
	21.9	22.7

Other investments valued at cost include strategic investments with an ownership interest of less then 20%. In June 2006 the Company entered into a subscription agreement with the ISE Stock Exchange, LLC for an amount of $3.0 (€2.3) million obtaining a 3% share in ISE Stock Exchange, LLC. At December 31, 2007, the fair value of this investment is not estimated as there have been no identified events or changes in circumstances that may have a significant adverse effect on its fair value.

13.   Income tax

Deferred income tax assets and liabilities

Deferred income tax assets and liabilities at December 31, 2007 and 2006 are as follows:

	December 31,
	2007	2006
	(in € millions)
Deferred tax assets
Tax losses carried forward	81.3	20.3
Intangible assets, including goodwill	14.8	19.6
Other	1.8	2.4
Offset of deferred tax liability items	(11.2)	(17.2)
	86.7	25.1
Valuation allowance	(86.6)	(24.1)
	0.1	1.0
Deferred tax liabilities
Employee benefit plan assets	0.3	0.5
Intangible assets	3.2	11.0
Income deferred for tax purposes NYSE shares (exchange memberships)	3.4	5.7
Other income deferred for tax purposes	7.8	6.3
Other	0.2	—
Offset of deferred tax items	(11.2)	(17.2)
	3.7	6.3
Net deferred tax liability	(3.6)	(5.3)

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax relates to the same tax authority.

In connection with the acquisition of Curvalue on January 2, 2006, the sellers of Curvalue issued a €4.6 million bank guarantee to indemnify the Company for pre-acquisitions tax exposures. This bank guarantee was released in 2007. However, the indemnifications in the purchase agreement remain in force.

Deferred income tax assets are recognized for temporary tax deductible differences and tax loss carry-forwards or unused tax credits to the extent that the Company has sufficient temporary taxable differences relating to the same tax authority and the same taxable entity, which will result in taxable amounts against which the temporary tax deductible differences, unused tax losses and tax credits can be utilized before they expire or that the realization of the related tax benefit through future taxable profits is probable.

The deferred income tax assets arising from tax losses carried forward recognized at December 31, 2007 have an estimated remaining life of 20 years. At December 31, 2007, using the currency rate as at balance sheet date, the Company has a valuation allowance on deferred income tax assets of €86.6 million in respect of temporary deductible differences, tax losses carried forward or tax credits that can be utilized against future taxable income, €83.6 million of which relates to the Company’s U.S. tax position. The recognition of the valuation allowance on deferred income tax assets resulted from management’s reassessment of the more-likely than-not criteria as stated in the applicable accounting standards in light of the multiple years of tax losses incurred in the applicable tax jurisdictions.

The net change during the year in the valuation allowance is as follows:

(in € millions)
At January 1, 2007	24.1
Recognition of valuation allowance on U.S. deferred tax assets	67.9
Recognition of valuation allowance on other deferred tax assets	1.7
Exchange rate differences	(7.1)
At December 31, 2007	86.6

Unrecognized tax benefits at December 31, 2007 were as follows:

(in € millions)
At January 1, 2007	1.6
Increase — prior period tax position	0.2
Exchange rate differences	(0.1)
At December 31, 2007	1.7

The entire unrecognized tax benefit could have an impact on the Company’s effective tax rate. Interest and penalties recognized during 2007 amounts to €0.4 million.

As of January 1, 2005, a new U.S.-Netherlands tax treaty has taken effect that eliminates the withholding of taxes on dividend distributions from the United States of America to the Netherlands. Consequently, there are no taxable temporary differences on investments in subsidiaries at December 31, 2007.

The Company and its subsidiaries file income tax returns in various tax jurisdictions. The Company is no longer subject to income tax examinations by tax authorities for years before 2004, except in the Netherlands, where the Dutch tax authority can still examine the income tax years from 2003 onwards.

Income tax provision / (benefit)

The significant components of the Company’s income tax provision are as follows:

	December 31,
	2007	2006	2005
	(in € millions)
Current income taxes	—	(0.1)	(13.2)
Arising in the Netherlands (domestic)	2.4	3.0	2.8
Arising outside the Netherlands (foreign)
Deferred income taxes
Arising in the Netherlands (domestic)	(2.0)	(2.4)	3.4
Arising outside the Netherlands (foreign)	0.7	(3.7)	(0.4)
Transfer from Accumulated Other Comprehensive Income	0.0	—	—
Total provision / (benefit) for income taxes	1.1	(3.2)	(7.4)
Provision / (benefit) in discontinued operations	(1.4)	(8.9)	0.3
Provision / (benefit) in continuing operations	2.5	5.7	(7.7)

Taxes are calculated for each individual entity in the Company and are based on local tax rates. Pretax income from continuing operations is determined by adjusting the income or loss from continuing operations before income taxes with the amount recognized as minority interest. The provision for income taxes includes the tax provision or benefit arising on the Company’s share (thus excluding the share of minority members) of the taxable profits of the U.S. Limited Liability Companies (“LLCs”) that are considered transparent for U.S. tax purposes. The minority members in these LLCs are liable for taxes arising on their share of the LLCs’ taxable profits. The income or loss from continuing operations before income taxes includes the fully consolidated results of these LLCs and consequently the minority interest relating to them reported in the Consolidated Statements of Income represents the share of income before income taxes attributable to minority members. Income or loss from continuing operations before taxes and after minority interest can be allocated as follows:

	December 31,
	2007	2006	2005
	(in € millions)
Loss arising in the Netherlands	(6.4)	(16.8)	(9.3)
Income arising outside the Netherlands	7.8	28.4	1.0
Income / (loss) before taxes and after minority interest from continuing operations	1.4	11.6	(8.3)

A reconciliation of the income tax provision / (benefit) that would have resulted from applying the statutory tax rate to the reported amount of income tax provision / (benefit) attributable to continuing operations is as follows:

	December 31,
	2007	2006	2005
	(in € millions)
Statutory rate	25.5%	29.6%	31.5%
Provision / (benefit) based on the statutory rate	0.4	3.4	(2.6)
Non-taxable income	(1.0)	(0.9)	1.9
Non–tax deductible expenses	—	3.5	1.0
Change in enacted tax rates	—	(0.8)	—
Change in valuation allowance on deferred tax assets	3.6	(0.2)	0.2
Adjustment of prior year accruals	—	—	(9.0)
Foreign rate differences	(0.4)	0.3	0.1
Other	(0.1)	0.4	0.7
	2.5	5.7	(7.7)

The following factors materially affect the comparison between the effective tax rate and the stratutory applicable tax rate:

Non-taxable income

Non-taxable income mainly relates to the impact of certain subsidiaries having a different functional currency for tax purposes than that applied for the preparation of the financial statements.

Expenses not deductible for tax purposes

Expenses not deductible for tax purposes reflect primarily the non-tax deductible nature of the 2006 impairment charge on goodwill relating to the Company’s brokerage activities, the financing preferred dividends recognized as an expense until April 5, 2006 and of the expense recognized in respect of the settlement reached with NYSE in relation to the stock loan investigation.

In 2005, non-deductible expenses mainly arise because of foreign exchange losses recognized in the Consolidated Statement of Income that are non-tax deductible as a result of the euro remaining the functional currency of Netherlands based entities for Dutch income tax purposes. Further, the goodwill impairment of €1.8 million recognized on European Trading entities and certain provisions for litigation expense are not deductible for income tax purposes.

Change in enacted tax rates

The effect of change in tax rates reflects the impact of remeasuring the Company’s deferred income tax positions in the Netherlands. In 2006, a change in the Netherlands tax law was enacted. As a result of this enacted change, the tax rate applicable for years beginning on January 1, 2007 decreased to 25.5%.

Change in valuation allowance on deferred tax assets

The valuation allowance on deferred tax assets relates primarily to the Company’s U.S. tax position. Changes in the valuation allowance result from management’s reassessment of the probability criteria as stated in the applicable accounting standards in light of the multiple years of tax losses incurred in the U.S.

Adjustment of prior year accruals

In 2005, the Company recognized a tax benefit of €9.0 million in connection with unwinding the Company’s financing entity. In 2004, the activities of the Company’s financing entity, Van der Moolen International B.V. were partially reduced through the conversion in July and November 2004 of a substantial portion of its intercompany loans (advanced to subsidiaries of Van der Moolen) into equity. The intercompany loans of this financing entity were, amongst other reasons, reduced to decrease the interest cost of the subsidiaries and in anticipation of the end of the special fiscal regime applicable to Van der Moolen International B.V. The Dutch corporate income tax law and the rules applicable under the special fiscal regime do not provide explicit guidance on the treatment of such conversions for corporate tax purposes. As a consequence of this uncertainty, the Company did not recognize a tax benefit in 2004 related to these loan conversions because of the risk that the tax authorities would not agree to such a benefit.

On December 17, 2005, the 2003 corporate income tax return of Van der Moolen International B.V. was agreed by the tax authorities. In this 2003 return, Van der Moolen International B.V. reported similar loan conversions. Because of the agreement of the tax authorities to the Company’s treatment of the 2003 loan conversions, management determined it was likely that the tax benefit arising on the 2004 loan conversions could be sustained. Subsequently, on March 18, 2006, the 2004 corporate income tax return was agreed by the tax authorities. Consequently, a non-recurring (non-cash) tax benefit of €9.0 million was recognized in the Consolidated Statement of Income for the year ended December 31, 2005.

14.   Short term borrowings

Short term borrowings comprise bank overdrafts with financial institutions. These borrowings are interest bearing at prevailing market rates. In addition, the Company has a €15.0 million credit facility for general corporate purposes which expires in October 2009. Amounts available under the facility are reduced by €2.5 million and another €2.5 million, twelve and eighteen months after the date of the agreement, respectively. Except as the lender may otherwise agree, borrowings under the agreement are secured by substantially all of the Company’s securities and carry interest of EURIBOR plus 1.5%. There were no amounts outstanding under the credit facility at December 31, 2007.

15.   Accounts payable, accrued expenses and other liabilities

Accounts payable, accrued expenses and other liabilities at December 31, 2007 and 2006 consist of the following:

	December 31,
	2007	2006
	(in € millions)
Dividends on financing preferred shares	—	4.1
Accrued bonuses	23.1	9.1
Due to customers	4.7	3.9
Provisions	4.3	0.6
Current income tax liabilities	3.8	2.5
Other taxes and social security contributions	2.8	1.6
Capital payable to former partners of VDM Specialists	0.4	0.5
Other	18.3	16.4
	57.4	38.7

Regarding the liability for capital payable to former partners of VDM Specialists, interest is payable based on the interest rate applicable to investments in cash and cash equivalents. It is anticipated that the liability will be paid within one year after the balance sheet date.

An amount of €1.5 million of other accrued liabilities relates to accrued interest on subordinated notes (December 31, 2006: €3.0 million). Further, included in other accrued liabilities is a deferred gain of €1.3 million (December 31, 2006: €3.0 million) relating to the termination of the swaps in 2005 that were designated as fair value hedges of some of the Company’s subordinated borrowings. This gain is being credited to interest expense over the remaining lives of the related subordinated notes.

The outcome of the regulatory proceedings and litigation discussed in Note 26 “Commitments and contingencies” can not be predicted at this time. In addition, at December 31, 2007 the Company established a provision of €1.8 million for redundancy payments for the closing down of the equity trading activities in the United Kingdom.

16.   Notes payable

Notes payable represents the outstanding principal of a 6.25% loan with a final maturity date of January 28, 2010. The loan is repayable in annual installments. An amount of €0.3 million is due in 2008, and a total of €0.7 million is due in 2009 and 2010. The effective interest rate on this loan is 6.25% per annum (2006: 6.25%).

The fair value of the notes payable approximates the carrying value.

17.   Subordinated notes

The subordinated notes at December 31, 2007 and 2006 consist of the following:

	December 31,
	2007	2006
	(in € millions)
Subordinated notes, 7.11%, due March 1, 2008	—	15.2
Subordinated notes, 7.54%, due August 3, 2008	11.5	32.9
Subordinated notes, 7.80%, due August 3, 2011	35.4	49.4
	46.9	97.5

At December 31, 2007, all subordinated borrowings were issued by VDM Specialists, were denominated in U.S. dollars and subordinated to claims of general creditors of VDM Specialists. These subordinated borrowings are included in the calculation of regulatory capital required of VDM Specialists. They have been taken up by VDM Specialists to fund its minimum net liquidity and capital requirements.

With the termination of the specialist activities of VDM Specialists, the subordinated loans were required to be repaid in full. In connection with the early mandatory repayment made in 2008, the Company was required to pay a make-whole penalty of €3.5 million. The penalty will be recognized as part of the measurement of the loss on extinguishment in 2008.

The fair value of subordinated notes approximates the carrying value.

18.   Pension and other long-term benefit plans

The Company has employee retirement benefit plans in Germany, the United States of America, the United Kingdom, Switzerland and the Netherlands.

Retirement benefits – defined contribution plans

The German subsidiary has a defined contribution plan in place for management team members as well as certain employees. In the United States, the Company sponsors a 401(k) plan covering all eligible full-time employees. Under certain circumstances prescribed by law, the Company may be required to make contributions to this plan. The UK and Swiss subsidiaries have defined contribution plans covering all employees. In the Netherlands, Curvalue has a defined contribution plan in place covering all its employees. The total expense recognized for the years ended December 31, 2007, 2006 and 2005 was €0.4 million, €0.3 million and €0.2 million, respectively.

Retirement benefits – defined benefit plans

In the Netherlands, various defined benefit plans exist, covering substantially all employees, including members of the Executive Board. Curvalue employees are currently not entitled to defined benefits. Benefits are based on years of service and compensation levels at the time of retirement. The Dutch plan is a defined benefit average pay plan.

Because of changes in the Dutch legislation as of January 1, 2006, certain plan changes were required. Besides a change in retirement age (to 65 years instead of 60 years), the pension system was prospectively changed from a mitigated final pay plan to an average pay plan. The effect of the plan changes resulted in a gain of €0.1 million. Under the plan, the employees are entitled to retirement benefits varying between 70% and 80% of the average salary upon attainment of a retirement age of 65. No other post-retirements benefits related to these employees are provided. The most recent actuarial valuations of plan assets and the present value of the defined benefit obligation were carried out at December 31, 2007, by an independent company of actuaries and advisors. The present value of the defined benefit obligation, and the related current service cost and past service cost, were measured using the projected unit credit method.

Other long-term benefits

In addition, the Company provides other long-term employee benefits, such as for some employees of a former subsidiary of Van der Moolen Holding N.V.

Reconciliations

The amounts recognized in the Consolidated Statements of Financial Condition in respect of the Company’s defined benefit retirement plans and other long-term benefits are as follows:

	December 31,
	2007	2006
	(in € millions)
Projected benefit obligation (funded obligations)	(15.5)	(17.3)
Fair value of plan assets	16.9	19.4
Excess of plan assets over funded obligations	1.4	2.1
Present value of unfunded obligations	(0.1)	(0.3)
Retirement benefit asset included in Other assets	1.3	1.8

The changes in the projected benefit obligation for the years ended December 31, 2007 and 2006 are as follows:

	December 31,
	2007	2006
	(in € millions)
Opening projected benefit obligations	17.6	19.6
Current service costs	0.2	0.3
Interest cost	0.8	0.8
Benefits paid	(1.0)	(1.0)
Settlement	—	(0.2)
Other	(0.1)	—
Plan change	—	(0.1)
Actuarial gain	(1.9)	(1.8)
Closing projected benefit obligations	15.6	17.6

The accumulated benefit plan obligations at December 31, 2007 and 2006 were €15.6 million and €19.1 million, respectively.

The changes in the fair value of plan assets for the years ended December 31, 2007 and 2006 are as follows:

	December 31,
	2007	2006
	(in € millions)
Opening fair value of plan assets	19.4	20.7
Actual return on plan assets	(1.7)	(0.6)
Contributions by the employer	0.3	0.4
Benefits paid	(1.0)	(1.0)
Other	(0.1)	(0.1)
Closing fair value of plan assets	16.9	19.4

The Company has elected to guarantee a minimum return on its contribution by insuring its plan with insurance companies in the Netherlands. Consequently, the plan assets primarily represent the present value of the funded benefits at the insurers. The plan assets do not include any of the Company’s own financial instruments, nor any property occupied by, or other assets used by, the Company.

The insurance companies guarantee a rate of return of approximately 4% on the actuarial reserve. If the actual rate of return on investments exceeds the guaranteed rate of return, the Company is entitled to a share of the interest profit. The expected and actual rate of return on investment is based on the yield of certain state debentures in the Netherlands.

The movement in unrecognized losses for the years ended December 31, 2007 and 2006 are as follows:

	December 31,
	2007	2006
	(in € millions)
Unrecognized losses at January 1	(4.9)	(5.7)
Actuarial gain on projected benefit obligation	1.9	1.8
Actuarial loss on plan assets	(2.5)	(1.4)
Unrecognized prior services costs	—	0.1
Loss recognized in period	0.2	0.3
Unrecognized losses at December 31	(5.3)	(4.9)

The weighted average actuarial assumptions used in accounting for the defined benefit plans were as follows:

	December 31,
	2007	2006	2005
Discount rate	5.50%	4.75%	4.25%
Expected rate of return on plan assets	4.50%	4.25%	4.00%
Rate of salary increase (including expected inflation rate of 2.0%)	2.90%	2.90%	3.00%
Pension increases	none	none	none

Assumptions regarding future mortality experience are based on published statistics, known as “Collectief ‘93” (life expectancy of a man or woman including future expected increase in life expectancy). The rate of salary increase is determined as an approximate average of the expected inflation rate plus individual career increases.

The amounts recognized in Employee compensation and benefits in the Consolidated Statements of Income are as follows:

	Expected	Year ended December 31,
	2008	2007	2006	2005
	(in € millions)
Service cost	0.2	0.2	0.3	0.2
Interest cost	0.9	0.8	0.8	0.9
Expected return on plan assets	(0.7)	(0.8)	(0.8)	(0.8)
Amortization of actuarial losses	0.2	0.2	0.3	0.3
Other	—	—	(0.1)	—
Net periodic pension cost	0.6	0.4	0.5	0.6

The Company expects to contribute approximately €0.4 million to its pension plans in the Netherlands in 2008.

The following is the Company’s estimate of the benefits expected to be paid, which reflect expected future service, as appropriate, in each of the next five years and in the aggregate for the five years thereafter:

(in € millions)
2008	1.0
2009	1.0
2010	1.0
2011	0.9
2012	0.9
Years 2013–2017	5.0

19.   Shareholders’ equity

Capital stock

The authorized share capital is 54,000,000 common shares with a par value of €0.08 and 1,200,000 cumulative financing preferred A shares, 1,200,000 cumulative financing preferred B shares, 1,200,000 cumulative financing preferred C shares, 1,200,000 cumulative financing preferred D shares and 1,200,000 cumulative financing preferred E shares with a par value of €0.60 per share, of which 45,607,108 common shares and 391,304 financing preferred B shares have been issued at December 31, 2007. Additionally, authorized share capital includes 13,200,000 preferred shares with a par value of €0.60, none of which have been issued.

Each common share carries one vote. Each preferred and financing preferred share carries 7.5 votes.

After the issuance of the Company’s Form 20-F for the year ended December 31, 2006, the Company's management identified an error in the accounting for the sale of 780,000 treasury shares in 2004. The Statement of Changes in Shareholders' Equity for the year ended December 31, 2007 includes an adjustment to reclassify €1.5 million from treasury shares to retained earnings. The error does not affect the net loss for the year ended December 31, 2004 or any other subsequent period. As of December 31, 2007, the Company had repurchased 102,182 common shares (unchanged compared to December 31, 2006) for an amount of €0.9 million to cover its obligations under the stock option plan. These shares carry no voting or dividend rights.

The cumulative financing preferred A shares have a cumulative dividend that is calculated on the basis of a dividend percentage equal to the average effective yield on three government bonds, the remaining term of which to the extent possible equals 10 years, increased or decreased by 500 basis points to be rounded up to whole cents. The dividend distribution is, at the discretion of the Executive Board with the approval of the Supervisory Board, either added to the dividend reserve A or is paid out as a cash dividend. The profit basis (the dividend is equal to the profit basis times the dividend percentage) of the financing preferred A shares is equal to the issuance rate of the financing preferred A shares issued on January 16, 1997, being €40.21 per share. On April 26, 2007 the annual General Meeting of Shareholders approved the repurchase and cancellation of all the outstanding financing preferred shares A. As a result, on April 27, 2007, Van der Moolen Holding N.V. repurchased and cancelled all of the outstanding financing preferred shares A, being 251,000 shares for a total of €11.3 million. This amount includes a dividend of €0.2 million for the period January 1, 2007 until April 27, 2007 and €0.7 million for the year ended December 31, 2006.

The cumulative financing preferred B shares have a cumulative dividend that is calculated on the basis of a dividend percentage equal to the calculated average over the last five stock exchange days prior to the day of payment of the effective yield on government bonds with a (remaining) term of 6 to 7 years and 7 to 8 years (as calculated by the Centraal Bureau voor de Statistiek and published in the “Officiële Prijs Courant” of Euronext Amsterdam) increased or decreased by a maximum of 500 basis points, rounded up to whole cents. The dividend distribution is, at the discretion of the Executive Board with the approval of the Supervisory Board, either added to the dividend reserve B or is paid out as a cash dividend. The profit basis is equal to the issuance rate of €104.37 per share. The dividend for 2007, which was declared in 2008, amounts to €3.4 million (2006: €3.5 million). The dividend percentage is re-established each 7-year period; the last time being on April 5, 2006.

The effective interest rates for the year ended December 31, 2007 were as follows:

•	Cumulative financing preferred A shares 6.53% (until April 27, 2007)

•	Cumulative financing preferred B shares 8.45%

On May 1, 2001, Van der Moolen Holding N.V. amended its articles of association to provide for the future issuance of preferred shares to an unaffiliated foundation called Stichting Van der Moolen Holding (“Stichting”). The Stichting’s function is to safeguard the interests of Van der Moolen Holding N.V. and its subsidiaries in such a way that continuity and independence of the Company is enforced to the maximum extent possible by acquiring and managing the preferred shares of Van der Moolen Holding N.V. and by exercising the rights attaching to those shares, in particular the voting rights. Van der Moolen Holding N.V. entered into an agreement with the Stichting pursuant to which the Stichting has been granted a call option to acquire a sufficient number of preferred shares such that the Stichting could have voting rights equal to the total voting rights of the holders of the Company’s common and financing preferred shares taken together, for a subscription price equal to their €0.60 nominal value. Only one-fourth of this subscription price is payable at the time of initial issuance of the preferred shares.

On January 2, 2006, Van der Moolen Holding N.V. acquired 100 percent of the share capital of Curvalue. Part of the consideration for this acquisition was the issuance of 3,803,509 common shares in Van der Moolen Holding N.V., issued on the date of acquisition. In addition, further consideration of up to 3,841,928 common shares was subject to an earn-out agreement depending on Curvalue’s profitability in 2005 and 2006. Refer to Note 3 “Business combinations and discontinued operations” for further details on the acquisition of Curvalue. In 2007 and 2008, the Company issued 1,920,964 and 1,175,965 common shares, respectively, in settlement of the earn-out.

In January 2008, the Company announced its intention to buy back up to a maximum of 10% or 4.6 million of its common shares. In March 2008, the Company announced that 4,576,125 of its common shares had been repurchased for €12.9 million, excluding costs. Such common shares were canceled in June 2008.

In June 2008, the Company announced its intention to buy back up to a maximum of 10% or 4.2 million of its common shares. The purpose of the buy back is to obtain shares for possible future incentive plans for Company staff and future acquisitions.

Accumulated other comprehensive income

The accumulated balances for each classification in the accumulated other comprehensive income / (loss) are as follows:

	Unrecognized actuarial loss	Foreign currency translation	Total
	(in € millions)
At January 1, 2005	—	(122.5)	(122.5)
Foreign currency translation	—	46.5	46.5
At December 31, 2005	—	(76.0)	(76.0)
Adoption of SFAS 158	(4.0)	—	(4.0)
Pension liability adjustment	0.6	—	0.6
Foreign currency translation	—	(29.6)	(29.6)
At December 31, 2006	(3.4)	(105.6)	(109.0)
Pension liability adjustment	(0.5)	—	(0.5)
Foreign currency translation	—	103.7	103.7
At December 31, 2007	(3.9)	(1.9)	(5.8)

20.   Stock option plan

Company stock option plan

The Company’s employee option plan was terminated at the beginning of 2003. The exercise of employee options is regulated, so that the Company can ensure its compliance with insider trading statutes. As of December 31, 2007, a former employee held a total of 22,500 options on the common shares of Van der Moolen Holding N.V. These options had an economic life of ten years as of the date of grant.

The vesting period of the option rights is three years, during which time the relevant employees must remain employed with the Company. If employees cease to be employed by the Company, their unexercised options are generally forfeited. The Executive Board must approve any exceptions to this policy. The vesting period is expired for the Company’s employee option plan. The Company began to repurchase its shares at the beginning of 2003, in order to cover its obligations under its employee option plan. These shares are included in equity as Treasury Shares.

The following table summarizes option activity for the year ended December 31, 2007:

	Number of Options	Weighted average exercise price (in €)	Weighted average remaining contractual life in years	Range of exercise prices (in €)	Weighted average fair value at grant date (in €)
Outstanding at January 1, 2007	22,500	16.17	2.92	16.17 – 16.17	4.63
Outstanding at January 1, 2007	162,080	21.09	0.96	21.00 – 24.79	7.11
Expired	(79,250)	21.09	0.96	21.00 – 24.79	7.11
Forfeited	(82,830)	21.09	0.96	21.00 – 24.79	7.11
Outstanding at December 31, 2007	22,500	16.17	1.92	16.17 – 16.17	4.63
Outstanding at December 31, 2007	—	—	—		—
Total outstanding at December 31, 2007	22,500	16.17	1.92	16.17 – 16.17	4.63
Exercisable options	22,500	16.17	1.92	16.17 – 16.17	4.63

No compensation costs related to this arrangement were recognized in the years ended December 31, 2007 and 2006. The compensation costs related to this arrangement was €0.1 million for the year ended December 31, 2005 (the last year options under the plan vested).

Curvalue stock plan

On January 1, 2006, Mr. R. den Drijver awarded on behalf of the RDD Family Foundation the employee group of Curvalue a stock award by donating 4% of his consideration received from the sale of his Curvalue shares to the Company, being 209,707 shares. The conditions for awarding this stock plan can be summarized as follows:

•	The donation is only for those personnel who still have an active contractual relation with Curvalue at the moment of the determination of the individual donations, being December 20, 2007;

•
The level of individual donation will be at the complete discretion of Mr. R. den Drijver, who will determine at his full discretion the elements relevant for determining the level of the individual donations;

•	The donation will be distributed in 5 tranches during 2008 through 2012. If an individual leaves before the end of 2012, the employee will receive cash compensation instead of shares.

This arrangement has no impact on the Company’s cash flow or on the participation of common and preferred shareholders, as no additional shares will be issued by the Company. The compensation costs related to this arrangement were €nil and €0.5 million, for the years ended December 31, 2007 and 2006, respectively.

Based on the share price at December 31, 2007, the fair value of the stock granted is €0.5 million.

21.   Earnings per share

	Year ended December 31,
	2007	2006	2005
	(in € millions, except per share data)
(Loss) / income from continuing operations	(1.1)	5.9	(0.6)
Loss from discontinued operations	(274.6)	(69.1)	(2.5)
Net loss	(275.7)	(63.2)	(3.1)
Less: Financing preferred shares dividends	(3.7)	(4.1)	(2.9)
Net loss attributable to common shareholders	(279.4)	(67.3)	(6.0)
Weighted average number of common shares – basic	46,680,891	45,352,290	39,031,219
Contingent shares issuable in connection with the Curvalue acquisition	—	1,175,965	—
Weighted average number of common shares – diluted	46,680,891	46,528,255	39,031,219
Earnings per share - basic
Continuing operations	(0.10)	0.04	(0.09)
Discontinued operations	(5.88)	(1.52)	(0.06)
Net loss per share – basic	(5.99)	(1.48)	(0.15)
Earnings per share - diluted
Continuing operations	(0.10)	0.04	(0.09)
Discontinued operations	(5.88)	(1.49)	(0.06)
Net loss per share – diluted	(5.99)	(1.45)	(0.15)

Certain amounts will not total due to rounding.

Basic

Basic earnings per share is calculated by dividing the net income or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding for the period, excluding common shares purchased by the Company and held as treasury shares. In addition, the weighted average number of common shares of 2007 and 2006 includes the weighted impact of the shares issued in 2008 and 2007, respectively, in connection with the earn-out agreement from the Curvalue acquisition.

Diluted

Diluted earnings per share is calculated adjusting the weighted average number of common shares outstanding to assume conversion or exercise of all dilutive potential common shares. The dilutive effect of share options is nil for the reported years as a result of the share option exercise prices being higher than the average annual market share price.

For 2006, the contingent shares issuable in connection with the Curvalue earn-out arrangement for 2006 dilute basic earnings per share from continuing operations. Although they have an antidilutive effect on diluted loss per share from discontinued operations and diluted total net loss per share, they are nonetheless included in the weighted average number of shares used to calculate such losses per share.

22.   Segment information

Business segments

In 2007, the Company reorganized into five operating business segments. As a result of the steep growth in revenues in its European activities, the decline in revenues from its U.S. activities and the disposal of certain of the Company’s operations, the Company changed the business segments in order to reflect the risk and return based on the current situation. Comparative figures for 2006 and 2005 have been adjusted to reflect the change in business segments.

•
Trading Securities Europe – This business segment engages primarily in intra-day proprietary trading, especially in the more liquid segments of the markets in which the related subsidiaries operate. The liquid segments of the markets where these subsidiaries are active are order-driven markets, which means they lack an official liquidity provider, and all orders entered into the markets’ central limit order books interact freely with each other.

•
Trading Derivatives Europe – This business segment has licenses to act as PMM and CMM in options for various classes of equity on NYSE Euronext in Amsterdam. Where the Company acts as a liquidity provider in options, it acts as a designated primary market maker (“DPMM”) by giving quotes. In addition, this segment trades for its own account in futures in Amsterdam and London. Trading Derivatives Europe also performs arbitrage on the European exchange, trading futures, options and equities. All main positions are closed at the end of each day, either through direct closing or through appropriate hedging. Furthermore, activities in this segment include proprietary trading and acting as a market maker in listed options on recognized investment exchanges in the United Kingdom with corresponding trading in the relevant cash market.

•
Brokerage Europe – European brokerage activities involve electronic and voice broker execution services for customers, mainly targeting institutional investors and professional traders. Brokerage Europe has developed an on-line, internet-based version of its client facilitation activities named OnlineTrader. This enables clients to trade online on all exchanges. For the brokerage activity the Company’s entity operates under a license of the Banque de France and The Dutch Central Bank.

•
Trading U.S. – VDM Capital Markets and VDM Trading (VDM Trading ceased its option market making activities in July 2007) form the Trading U.S. segment. VDM Capital Markets trades equity securities as a DPMM on the CBOE Stock Exchange, and it has a proprietary Exchange Traded Funds (“ETF”) trading desk.

•
Brokerage U.S. – Brokerage activities operate under R&H, acquired in 2007, and VDM Trading. R&H is a U.S.-based institutional broker with a wide variety of brokerage services. Furthermore, in July 2007 VDM

Trading ceased its option market making activities and, as of the end of 2007, is engaged in business only as an institutional broker.

These business segments are the basis on which the Company reports its primary segment information. Holding, Projects & Other are those entities with primarily a (sub-)holding, finance function or projects. Segment information about the Company’s continuing operations is presented below.

	For the year ended December 31, 2007
	Trading Securities Europe	Trading Derivatives Europe	Brokerage Europe	Trading U.S.	Brokerage U.S.	Holding, Projects & Other	Total
	(in € millions)
Specialist activities	—	—	—	—	—	—	—
Proprietary trading/market making activities	27.6	60.0	—	3.2	—	—	90.8
Commission income	—	0.2	16.8	0.3	3.0	—	20.3
Net income from NYSE transaction	—	—	—	(0.2)	—	—	(0.2)
Total	27.6	60.2	16.8	3.3	3.0	—	110.9
Operating expenses (excluding amortization and impairment of intangible assets)	21.2	44.8	17.7	8.1	2.8	12.9	107.5
Profit / (loss) from operations before amortization and impairment of intangible assets	6.4	15.4	(0.9)	(4.8)	0.2	(12.9)	3.4
Amortization and impairment of intangible assets	—	(2.3)	(0.8)	(0.6)	—	(0.8)	(4.5)
(Loss) / income from continuing operations before taxes and minority interest	6.4	13.1	(1.7)	(5.4)	0.2	(13.7)	(1.1)
Segment assets	72.1	325.1	31.5	196.8	3.3	82.8	711.6
Segment goodwill	—	11.6	6.1	—	2.3	—	20.0
Segment other intangibles	—	10.9	3.6	0.4	—	1.9	16.8
Additions to long-lived assets	0.3	0.9	1.2	0.5	2.3	2.4	7.6

Segment assets of Holding, Projects & Other includes €9.0 million of assets held for sale from the termination of VDM Gibraltar, Ltd. Additions to long-lived assets in Holding, Projects & Other include €1.3 million related to discontinued operations.

	For the year ended December 31, 2006
	Trading Securities Europe	Trading Derivatives Europe	Brokerage Europe	Trading U.S.	Brokerage U.S.	Holding, Projects & Other	Total
	(in € millions)
Specialist activities	—	—	—	0.1	—	—	0.1
Proprietary trading/market making activities	13.9	33.9	0.7	1.9	—	—	50.4
Commission income	—	0.0	14.3	0.1	—	—	14.4
Net income from NYSE transaction	—	—	—	21.8	—	—	21.8
Total	13.9	33.9	15.0	23.9	—	—	86.7
Operating expenses (excluding amortization and impairment of intangible assets)	11.3	27.0	16.6	2.9	—	14.7	72.5
Profit / (loss) from operations before amortization and impairment of intangible assets	2.6	6.9	(1.6)	21.0	—	(14.7)	14.2
Amortization and impairment of intangible assets	0.0	(2.3)	(8.0)	—	—	(0.1)	(10.4)
(Loss) / income from continuing operations before taxes and minority interest	2.6	4.6	(9.6)	21.0	—	(14.8)	3.8

	For the year ended December 31, 2006
	Trading Securities Europe	Trading Derivatives Europe	Brokerage Europe	Trading U.S.	Brokerage U.S.	Holding, Projects & Other	Total
	(in € millions)
Segment assets	64.9	320.0	17.8	209.8	—	279.9	892.4
Segment goodwill	—	11.6	6.1	—	—	4.3	22.0
Segment other intangibles	0.1	14.6	3.3	—	—	135.0	153.0
Additions to long-lived assets	2.2	19.1	27.9	—	—	3.0	52.2

Segment assets of Holding, Projects & Other include €223.0 million of assets from discontinued operations. Segment goodwill of Holding, Projects & Other includes €4.4 million related to discontinued operations. Segment other intangibles of Holding, Projects & Other includes €134.9 million related to discontinued operations. Additions to long-lived assets in Holding, Projects & Other include €1.9 million related to discontinued operations.

	For the year ended December 31, 2005
	Trading Securities Europe	Trading Derivatives Europe	Brokerage Europe	Trading U.S.	Brokerage U.S.	Holding, Projects & Other	Total
	(in € millions)
Specialist activities	—	—	—	—	—	—	—
Proprietary trading/market making activities	13.7	—	—	—	—	—	13.7
Commission income	—	—	—	—	—	—	—
Net income from NYSE transaction	—	—	—	—	—	—	—
Total	13.7	—	—	—	—	—	13.7
Operating expenses (excluding amortization and impairment of intangible assets)	13.4	—	—	—	—	9.9	23.3
Profit / (loss) from operations before amortization and impairment of intangible assets	0.3	—	—	—	—	(9.9)	(9.6)
Amortization and impairment of intangible assets	(1.1)	—	—	—	—	(0.1)	(1.2)
(Loss) / income from continuing operations before taxes and minority interest	(0.8)	—	—	—	—	(10.0)	(10.8)
Segment assets	48.9	—	—	—	—	697.9	746.8
Segment goodwill	—	—	—	—	—	35.2	35.2
Segment other intangibles	—	—	—	—	—	211.4	211.4
Additions to long-lived assets	0.4	—	—	—	—	2.3	2.7

Segment assets of Holding, Projects & Other include €588.7 million of assets from discontinued operations. Segment goodwill of Holding, Projects & Other includes €35.2 million related to discontinued operations. Segment other intangibles of Holding, Projects & Other includes €211.1 million related to discontinued operations. Additions to long-lived assets in Holding, Projects & Other include €2.0 million related to discontinued operations.

Segment results include operating results which are directly attributable to the business segments of the Company. Non-trading interest income, finance costs and foreign currency results and income tax expense or benefits are excluded from segment results. Impairment charges of goodwill, other intangible assets and property and equipment, if any, however, are part of segment results. Segment assets consist primarily of property and equipment, other intangible assets including specialist assignments, securities owned, receivables and cash. Segment assets exclude assets related to taxation. Capital expenditure comprises additions to property and equipment and intangible assets, including additions resulting from acquisitions through business combinations. The accounting policies of the segments are the same as those described in Note 2 “Significant accounting policies”.

Geographical information

Revenues from continuing operations attributable to the Company’s country of domicile (the Netherlands) and to the other countries in which the Company operates are as follows:

	December 31,
	2007	2006	2005
	(in € millions)
The Netherlands	50.1	39.4	4.4
United Kingdom	20.8	2.7	—
Germany	18.3	16.5	9.3
Switzerland	15.3	4.2	—
United States of America	6.3	23.9	—
Other	0.1	—	—
Total revenues	110.9	86.7	13.7

Long-lived assets (property and equipment, goodwill and other intangible assets) attributable to the Company’s country of domicile (the Netherlands) and to the other countries in which the Company operates at December 31, 2007 are as follows:

(in € millions)
The Netherlands	31.9
Other	8.5
Total long-lived assets	40.4

23.   Fair value of financial instruments

The carrying values and fair values of the Company’s financial instruments at December 31, 2007 and 2006 are as follows:

	Carrying Value		Fair Value
	2007	2006	2007	2006
	(in € millions)
Cash and cash equivalents	169.2	169.2	169.2	169.2
Receivable from clearing organizations	123.4	118.5	123.4	118.5
Securities owned	349.8	403.0	349.8	403.0
Loans receivable	—	0.1	—	0.1

Short-term borrowings	84.1	112.4	84.1	112.4
Payable to clearing organizations	28.1	59.1	28.1	59.1
Securities sold, not yet purchased	373.2	274.4	373.2	274.4
Notes payable	1.0	1.4	1.0	1.4
Subordinated notes	46.9	97.5	46.9	97.5

Assets and liabilities for which fair value approximates carrying value: The carrying values of certain financial assets and liabilities carried at cost, including cash and cash equivalents, and receivables and payables from and to clearing organizations and other professional parties approximate fair value due to their short-term nature.

Securities owned and securities sold, not yet purchased: Trading assets and liabilities are carried at fair value using quoted market prices, including quotes from dealers in those securities when available. If quoted market prices are not available, fair values are estimated using quoted prices of instruments with similar characteristics. When and if applicable, a liquidity or block discount of restricted securities on the quoted market price is taken into account.

Short-term borrowings, notes payable and subordinated notes: The carrying value of short-term borrowings, notes payable and subordinated notes approximates fair value due to the fact that interest rates are comparable with market rates.

24.   Related party transactions

At December 31, 2007 and 2006, Fortis Utrecht N.V. held more than a 5% ownership interest in the Company. Affiliates of this entity also act as a clearing organization for the Company. These services are provided on an arm’s-length basis.

On January 2, 2006, the Company acquired Curvalue for an initial cash payment of €5.0 million and 3,803,509 common shares at an issue price of €3.83 per share. As part of the initial payment for the acquisition of Curvalue, the RDD Family Foundation, a related party to Mr. R. den Drijver, member of the Executive Board and the CEO, received an initial cash payment of approximately €4.0 million and 3,018,354 common shares. The remaining 785,155 shares were issued to persons, or related parties thereof, who were employed by Curvalue at the moment of acquisition and are currently employed by the Company or act as the Company’s advisor. These persons in the aggregate received an additional initial cash payment of approximately €1.0 million. All shares issued in relation to the acquisition are subject to lock-up restrictions. In addition, there was an earn-out arrangement under the acquisition agreement consisting of two payments depending on the profitability of Curvalue in 2005 and 2006. Based on the 2005 Curvalue financial performance, an additional 1,920,964 common shares were issued on January 2, 2007, of which 1,524,421 were received by the RDD Family Foundation and 396,543 by persons, or related parties thereof, that are currently employed by the Company or act as the Company’s advisors. On January 2, 2008, 1,175,965 shares were issued based on the 2006 Curvalue financial performance, 933,246 of which were received by the RDD Family Foundation and 242,719 by persons, or related parties thereof, that are currently employed by the Company or act as the Company’s advisors.

At December 31, 2007, the Company had receivables to and payables from former Curvalue shareholders (currently Company employees), of €0.5 million and €0.5 million, respectively.

Until the NYSE Merger, VDM Specialists leased exchange memberships from its employees and minority members through operational lease agreements. The leases are based on NYSE published lease rates at the date of renewal and amounted to less than €0.1 million in 2006 (2005: €0.5 million). In 2007 there are no such charges any more. All these amounts are included in Lease of exchange memberships and trading licenses in the Consolidated Statement of Income.

During 2007, no seats were contributed for use to the Company by the minority members of VDM Specialists. In 2006 and 2005 VDM Specialists paid minority members a fee relating to exchange memberships contributed for use by VDM Specialists. This fee is based on the market value of the exchange memberships and amounted to €0.02 and €0.2 million during the years ended December 31, 2006 and 2005, respectively. These amounts are included in Interest expense in the Consolidated Statements of Income.

In 2007, the Company reached an agreement with the minority partners of VDM Specialists to acquire the remaining 25% minority interest in VDM Specialists and VDM Trading for $7.0 million in cash (€4.7 million). In December 2007, the Company acquired an additional profit share in VDM Capital Markets, taking its interest from 50% to 100%.

During 2004, Mr. James Cleaver, Jr, a former member of the Executive Board, held a 1.0% partnership interest in VDM Specialists. This interest was relinquished in December 2004, when Mr. Cleaver retired. Mr. Cleaver received interest of €0.1 million in 2006 and 2005 in respect to his capital. Furthermore, prior to the NYSE Merger, the Company leased an exchange membership from Mr. Cleaver, for which he received payments of €8,500 and €0.1 million in 2006 and 2005, respectively.

Minority members of VDM Specialists act as employees of this entity and hence receive salaries, bonuses and related compensation, in respect of which during 2007 €2.9 million was charged to the Consolidated Statement of Income (2006: €8.8 million; 2005: €9.3 million). In addition, minority members received interest on their capital accounts of €0.4 million during 2007 (2006: €1.3 million; 2005: €1.3 million).

Individual members of the management committee of VDM Specialists received remuneration including interest on their capital accounts as follows:

	December 31,
	2007	2006	2005
	(in € millions)
Base salaries	0.6	1.2	0.5
Bonuses	—	0.8	0.9
Interest on capital accounts	0.1	0.3	0.2
Other short-term benefits	—	0.4	0.0
	0.7	2.7	1.6

Further, amounts of €0.4 million, €0.7 million and €0.5 million were allocated to them for their share in the losses of VDM Specialists for the years ended December 31, 2007, 2006 and 2005, respectively.

Former Executive Board members held the following options during the year:

	Life of options at issuance in years	Number of options December 31, 2006	Average exercise price (in €)	Expired	Number of options December 31, 2007
F.M.J. Böttcher(1)	5	25,000	21.00	(25,000)	—
J.P. Cleaver, Jr.(2)	5	5,000	21.00	(5,000)	—
		30,000		(30,000)	—

(1)	Mr. Böttcher resigned May 1, 2006.

(2)	Mr. Cleaver Jr. retired December 31, 2004.

See Note 15 “Accounts payable, accrued expenses and other liabilities” for liabilities due to former and new partners of VDM Specialists.

25. Financial risk management

The Company runs the risks associated with general corporate activity, as well as risks particular to the Company’s business. The Company eliminates risks where possible, and monitors, limits and controls them where they are inescapable. These risks comprise:

•	Market risk, resulting from the effect of price movements on trading positions;

•	Currency risk, from exchange rate effects and the fact that some of the Company’s earnings and assets are in currencies other than the Euro;

•	Interest rate risk, resulting from the effect of changes in market interest rates on fair values or future cash flows of financial instruments;

•	Liquidity risk, arising from obligatory liquidity requirements or when trades generate short-term liabilities, since financing may not always be readily available;

•	Credit and settlement risk, because the Company’s counterparties could default; and

•	Legal, compliance and operational risk, which takes many forms.

Market risk

The Company’s subsidiaries carry the main responsibility for managing market risk. Data on positions, related risk profiles and net trading results are transmitted to the head office in Amsterdam on a daily basis.

For the Company’s European units, the risk control department at Van der Moolen Holding N.V. (“Risk Control”), in consultation with management at these operations, sets more specific risk parameters. For these units, exposure limits are defined in terms of net individual and aggregate position sizes and also on inventory characteristics such as yield curve exposure and exposure with respect to option risk parameters, such as the exposure on price changes (delta) and the exposure on volatility (vega). Position data and option risk parameters are transmitted real time to Risk Control, where this information is monitored and analyzed by independent risk managers. For the Company’s U.S. activities, Risk Control establishes, in consultation with the Executive Board and the management of the operating units, specific maximum risk levels to which the operating units must adhere to. The Executive Board is informed of the risk positions on a daily basis.

The main defense of the Company against market risk is trading discipline. The Company’s equity trading units generally hold positions for a short period of time, which reduces risk from adverse price movements. In particular, they attempt to minimize the holding of large net positions when markets close, in order to minimize the risk that news could affect prices when traders cannot react to it. Where longer-term equity exposure exists, primarily in illiquid stocks, the Company manages its exposure within predefined limits.

Until August 2007, the Company held bond positions longer-term. The Company limited and continuously monitored its yield curve and credit exposure. Yield curve exposure was hedged by opposite positions in bond futures based on the duration of the inventory. Such hedges did not eliminate risk from changes in corporate credit standing. The Company accepted risks in six hundred NYSE Euronext-traded Dutch bonds and a select group of French, Belgian and Italian ones, which were contained by trading out of them quickly or partially hedging with other bonds of the same issuer and/or duration. This unit limited its exposure to individual issues, issuers, credit rating and industry categories.

The Company’s equity derivatives trading units hold positions for a longer term. Strict limits in both positions and option risk parameters are set by the management of PMM/CMM Trading, UK Derivatives and the Swiss branch of Effectenspecialist Amsterdam and are monitored continuously by Risk Control. PMM/CMM Trading has the obligation as primary and competitive market maker to quote all strikes and maturities in a number of asset classes at NYSE Euronext. The Company’s derivatives exposures are analyzed and the related risk monitored with similar procedures to other trading activities.

Daily reports analyze position characteristics and absolute exposures. These reports include haircut analyses based on price, volatility and interest movements. The haircut analysis measures all positions, individual and correlated, and reflects the different risk components. The price movement risk is based on the implied volatility of the individual stocks with a minimum price movement of 10%. The volatility risk calculation within derivatives is based on volatility increases up to 50% and a decrease in volatility of 15%. Interest risk is calculated for overnight changes of 0.50%. Foreign currency rate risk is assessed using a percentage of change in the applicable foreign currency rates. The percentage level used differs per foreign currency rate, and is among other things, based on the volatility of the currency involved. The haircuts are calculated daily by the Company’s clearing members. In any case or circumstance the haircut must be lower than the dedicated capital (per entity) reserved for trading activities (also called “net liq”). The haircut and stress testing methods are well known within the risk management of derivatives.

Independent of these haircut reports, each entity has a risk management system which calculates the entity’s internal risk in real time and overnight within the same ranges as the haircut analysis. These internal risk calculations are linked to the calculations from the Company’s clearing members in order to accomplish an unequivocal risk. Additional stress tests are conducted in order to examine positions under extreme scenarios.

The following charts reflect potential losses based on worst case scenarios as described above. The identification of worst-case scenarios and the modeling of potential losses based on these scenarios involve a number of assumptions and approximations. While the Company believes that these assumptions and approximations are reasonable, different assumptions and/or approximations could produce materially different results.

	2007	2006
	(in € millions)
March 31	10.71	9.08
June 30	10.90	12.45
September 30	17.55	9.29
December 31	8.51	10.43

The third-party haircut calculation, supplied by the Company’s clearing banks, is a control mechanism for the Company’s internal calculations and completes the Company’s overview of the risks run on a daily and overnight basis. The diversity of the Company’s business also reduces exposure to market risk.

Currency risk

The Company is affected by a number of currency-related risks:

•	The risk of currency gains or losses on monetary assets and liabilities denominated in currencies other than the functional currency of the entity concerned;

•	The effect of exchange rate fluctuations on the translation of the income statements and balance sheets of entities for the purpose of presenting consolidated financial statements in euros; and

•	The risk arising from trading positions denominated in any currency other than the functional currency of the trading unit holding those trading positions.

The following considerations will continue to determine the Company’s policy towards currency risk:

•	Trading units will continue to hedge currency exposures acquired in the course of their normal trading activities into their functional currencies;

•	The Company will seek, where possible and economically appropriate, to mitigate the effect of currency volatility on its consolidated statement of income;

•	The Company will hedge cash inflows and outflows in various currencies to mitigate their possible translation effect on its reported liquidity position; and

•	Changes in value that result from converting into the Company’s presentation currency, will, in principle, not be hedged.

The following table demonstrates the sensitivity to reasonable possible changes in the U.S. dollar, Great British pound and Swiss franc exchange rate, with other variables held constant, of the Company’s revenues:

	Currency	Appreciation/ (depreciation) toward the euro	Effect on revenues (in € millions)
2007
Continuing operations	US dollar	5%	0.3
Continuing operations	US dollar	(5%)	(0.3)
Discontinued operations	US dollar	5%	1.1
Discontinued operations	US dollar	(5%)	(1.1)
Continuing operations	GB pound	5%	1.5

	Currency	Appreciation/ (depreciation) toward the euro	Effect on revenues (in € millions)
Continuing operations	GB pound	(5%)	(1.5)
Discontinued operations	GB pound	5%	0.5
Discontinued operations	GB pound	(5%)	(0.5)
Continuing operations	Swiss franc	5%	0.8
Continuing operations	Swiss franc	(5%)	(0.8)
2006
Continuing operations	US dollar	5%	1.2
Continuing operations	US dollar	(5%)	(1.2)
Discontinued operations	US dollar	5%	3.8
Discontinued operations	US dollar	(5%)	(3.8)
Continuing operations	GB pound	5%	0.7
Continuing operations	GB pound	(5%)	(0.7)
Discontinued operations	GB pound	5%	0.4
Discontinued operations	GB pound	(5%)	(0.4)
Continuing operations	Swiss franc	5%	0.1
Continuing operations	Swiss franc	(5%)	(0.1)

Interest rate risk

The Company is affected by a number of interest-related risks:

•	The risk of fluctuations of interest income on cash and cash equivalents;

•	The risks that are run in the course of bond trading which was discontinued as of August 1, 2007; and

•	The interest risk arising from short-term borrowings and notes payable.

The Company’s interest risk policy is designed to match the financing instruments used to the risk profile of the underlying assets. For the interest risk analysis on the Company’s securities positions, refer to the paragraph “Market risk” above.

Liquidity risk

Liquidity risk relates to the Company’s capacity to finance security trading positions and the liquidity requirements of exchanges and clearing organizations. The Company’s financial resources, relative to its capital employed in trading, and the liquidity of the instruments it trades, limit this risk. In addition, the Company maintains credit facilities with commercial banks.

On a daily basis the securities trading positions and the liquidity position are monitored by Risk Control. The key measure by the Company for managing liquidity risk is the ratio between its cash positions and the exposure which arises from security trading positions.

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

Legal, compliance and operational risk

The Company’s businesses and the securities industries in which they operate are subject to an extensive range of laws, rules and regulations in the United States of America and Europe that are promulgated by various governmental and quasi-governmental agencies and self-regulatory organizations. The laws, rules and regulations with which the Company’s businesses must comply include those relating to financial reporting requirements, trading practices, capital structure requirements, record retention requirements, and the conduct of the Company’s directors, officers and employees. Failure or alleged failure to comply with any of these laws, rules or regulations could result in censure, fines, loss of required registration or licenses, loss of the assignment to act as a market maker in a particular security, the issuance of cease-and-desist orders or the suspension or disqualification of its directors, officers or employees, and other adverse consequences, which could have an adverse effect on its business. It could also result in the suspension or disqualification of whichever of the Company’s subsidiaries commits the violation by the Securities and Exchange Commission (“SEC”) or other relevant regulatory authority or in that subsidiary’s suspension or disqualification as a member of the securities exchange on which it operates. Most of the Company’s employees are also subject to extensive compliance requirements, and in the event of non-compliance they may risk similar sanctions: in the event of such sanctions, their ability to contribute to the Company’s results of operations and cash flows may be impaired. If sanctions against either the Company’s businesses or employees occur, the Company may be unable to operate a portion of its business, which could adversely affect the Company’s financial condition, results of operations and cash flows.

All of the Company’s operations are vulnerable to operational risks that can result from damage to its facilities, the facilities of the exchanges on which the Company operates and to communications and other infrastructure. The facilities and systems of the exchanges and infrastructure providers have multiple back-up systems, which reduces the risk that the Company would be prevented by damages to any one facility or system from being able to carry out its business.

The accurate financial reporting and disclosures provide investors, regulators and market professionals with significant information on the Company. Material errors in financial reporting and disclosures create uncertainty regarding the underlying data presented.

26.   Commitments and contingencies

Guarantees

Van der Moolen Holding N.V. has issued a guarantee to third parties for a total amount of €1.0 million in relation to a credit facility of the Stichting. No amounts were drawn under this facility at December 31, 2007 or 2006.

The Company applies the provisions of the Financial Accounting Standard Board’s Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” In the ordinary course of its business, the Company indemnifies certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates (together herein: the Company). In addition, the Company provides guarantees to securities clearing and settlement houses and exchanges. These guarantees are generally required under the standard membership agreements such that the members are required to guarantee the performance of other members. The terms of this guarantee provide for no limitation to the maximum potential future payments under this guarantee. However, the potential for the Company to be required to make payments under such guarantees is deemed remote.

Lease obligations (non-cancelable operating leases)

(in € millions)
2008	2.0
2009	1.9
2010	1.5
2011	0.7
2012	0.6
Later years	0.5
Total minimum lease payments	7.2

Certain leases contain renewal options and escalation clauses. Lease payments that are dependent on an existing index or rate, such as the consumer price index, are included in the minimum lease payments based on the index or rate existing at the inception of the lease. Rental expense was €2.9 million, €2.7 million and €1.3 million for the years ended December 31, 2007, 2006 and 2005, respectively, and is recognized in General and administrative expenses in the Consolidated Statements of Income.

Regulatory proceedings and litigation

VDM Specialists USA, LLC

(i)  Specialist Trading Investigations by the SEC and NYSE and criminal charges

On April 12, 2005 seven former employees of VDM Specialists USA, LLC (“VDM Specialists”) indicted by the U.S. Department of Justice for securities fraud and conspiracy to commit securities fraud. Two of these defendants pleaded guilty to one count of securities fraud each on May 12, 2006. On July 14, 2006 , two of the other indicted former employees of VDM Specialists were found guilty of one count of securities fraud each (and were acquitted on the conspiracy count and other counts of securities fraud) after a jury trial and are appealing their conviction to the United States Court of Appeals for the Second Circuit. On April 6, 2006, the government dismissed the conspiracy count against the remaining three former employees of VDM Specialists who had been indicted on April 12, 2005. Two former employees were acquitted on all remaining counts on August 1, 2006 and September 18, 2006 respectively and the government dismissed all charges against the final defendant on November 22, 2006. As a result, there are currently two appeals pending from these criminal charges against the seven former employees of VDM Specialists.

Also on April 12, 2005, the SEC commenced administrative proceedings against the seven former employees of VDM Specialists who were indicted by the U.S. Department of Justice, as well as another employee of VDM Specialists who was not indicted. The NYSE has also brought charges against these former employees of VDM Specialists, however, this matter is currently stayed. The complaint of the SEC alleges trading practices in violation of certain anti-fraud provisions of federal securities laws and of NYSE rules, constituting violations of the Exchange Act. The two employees of VDM Specialists who pleaded guilty to one count in the criminal trials also settled with the SEC. A stay of the SEC proceedings against the two employees who were found guilty in the criminal trials and are currently appealing, remains in effect. Shortly before the beginning of the administrative hearing, one of the respondents agreed to settle with the SEC without admitting or denying the allegations against him. The Company agreed to contribute $50,000 to this settlement. The SEC administrative hearing commenced on February 11, 2008 and concluded in early May 2008. In mid-April, a second defendant agreed to settle with the SEC without admitting or denying violations of NYSE rules constituting violations of the Exchange Act. It is not possible to predict the outcome of the SEC’s enforcement action against the remaining former employees of VDM Specialists. However, the outcome may be influenced by the outcome of the appeals in the criminal cases.

The financial liability of VDM Specialists in these criminal and administrative proceedings arises from its operating agreement. Pursuant to Section 5.5 of such agreement, VDM Specialists is required to advance funds for actual litigation expenses (including legal fees and fines assessed) incurred by the relevant members in connection with these proceedings.

(ii) In re NYSE Specialist Securities Litigation

In the fourth quarter of 2003, four putative class actions were filed with the United States District Court for the Southern District of New York (“District Court”) against VDM Specialists and other NYSE specialist firms. In March 2004, a similar suit was filed with the District Court by an individual plaintiff, not purporting to represent a class. One of the class actions and the individual suit also named the NYSE and Van der Moolen Holding N.V. as defendants. In May 2004, the District Court entered an order consolidating the four class actions and the individual action and appointing lead plaintiffs.

Each of these five actions was filed on behalf of plaintiffs who allege that the defendants violated U.S. federal securities law by conducting various improper trading activities to the detriment of pending customer orders. The actions were based on the administrative charges brought by the NYSE and SEC against the specialist firms. The actions seek unspecified restitution and damages.

On November 16, 2004, Van der Moolen Holding N.V., VDM Specialists and the other NYSE specialist firms moved to dismiss the amended consolidated complaint. On December 15, 2005, the Court granted in part and denied in part the motion to dismiss, thereby allowing plaintiffs’ claims to go forward against Van der Moolen Holding N.V., VDM Specialists and the other specialist firms. Initially, the claims against the NYSE were dismissed in their entirety but on September 18, 2007, the Court of Appeals for the Second Circuit reversed in part the dismissal of the claims against the NYSE and remanded the matter for further proceedings before the District Court. Plaintiffs served a request for the production of documents on defendants on or about February 16, 2006, and the parties have begun to produce discovery. Van der Moolen Holding N.V. and VDM Specialists answered the complaint on February 23, 2006.

No class has yet been certified. The plaintiffs’ motion for class certification has been briefed and was argued on April 30, 2008. The defendants have argued that class certification should not be granted, inter alia, because individualized assessments would be required (for several reasons) and because there are intra-class conflicts. The District Court has not yet ruled on the motion.

The Company believes that Van der Moolen Holding N.V. and VDM Specialists have substantial defenses to this litigation, although the outcome or a range of outcomes of the litigation cannot be predicted at this time. Additionally, whether a class is certified in this case or not, members of the putative class may elect to bring individual claims for damages against Van der Moolen Holding N.V. and VDM Specialists. The likelihood of such litigation and its outcome or range of outcomes cannot be predicted at this time.

(iii) Sea Carriers, LP I v. NYSE Euronext

On June 1, 2007, a putative class action was filed in the District Court by Sea Carriers, LP I and Sea Carriers Corporation against Van der Moolen Holding N.V., VDM Specialists, other NYSE specialists and their affiliates, various large brokerage firms and their affiliates, and NYSE Euronext. The plaintiffs allege that during the class period (beginning October 17, 1998) the defendants violated the U.S. federal anti-trust and securities laws and state fiduciary duty law by misrepresenting the market for execution services and costs of execution of trades on the NYSE, manipulating trading on the NYSE, and colluding to raise, fix and maintain at anti-competitive levels the costs of executions services on the NYSE, all with respect to market orders sent to the NYSE floor by means of the Exchange’s SuperDOT system. In September 2007, VDM Specialists was served with the complaint in this action. The action seeks unspecified monetary damages, equitable relief, attorneys’ fees, costs and expenses, pre-judgment interest, and treble damages for any violations of anti-trust laws.

(iv) In re Short Sale Antitrust Litigation

On October 24, 2006, VDM Specialists was served with an amended complaint in an antitrust class action brought in the District Court against numerous financial institutions alleging that the defendants violated federal antitrust laws and state fiduciary duty law by conspiring to raise borrowing costs for “hard-to-borrow” securities. The defendants filed a motion to dismiss, which was granted by the court. The plaintiff has appealed this decision.

(v) Arbitration against Mill Bridge IV, LLC et al.

In May 2007, three former members of VDM Specialists commenced a NYSE arbitration against Mill Bridge IV, LLC (a subsidiary of VDM Specialists) and seven individual members of the Management Committee of VDM Specialists, alleging a failure by these members to disclose to the minority members of VDM Specialists an alleged offer by Van der Moolen N.V. to purchase the membership interest of these minority members. The claim seeks damages in excess of $630,000 plus the diminution of the members’ capital accounts during January 2007, interest, attorneys’ fees, costs and other unspecified relief.

In March 2008, the claimants submitted an amended statement of claim, raising new claims in addition to the claim for damages relating to the failure to disclose an alleged offer (as described above), and asserting claims also against Van der Moolen Holding N.V. The claimants allege that they are entitled to a percentage share of Van der Moolen Holding N.V.’s equity stake in CBOE Stock Exchange, LLC, through the imposition of a constructive trust, and also to damages in an amount to be determined relating to their alleged share of Van der Moolen Holding N.V.’s stake in CBOE Stock Exchange, LLC. The respondents filed their answer in April 2008 and an amended answer in May 2008 denying all liability to the claimants.

The Company believes that it has substantial defenses to this litigation although the outcome or a range of outcomes of the litigation cannot be predicted at this time.

The financial liability of VDM Specialists in this arbitration arises from its operating agreement. Pursuant to Section 5.5 of such agreement VDM Specialists is required to advance funds for actual litigation expenses (including legal fees and judgments assessed) incurred by the relevant members in connection with these proceedings.

(vi) NYSE Investigation of trading in Rockwell Collins Common Stock

On April 21, 2008, the staff of the NYSE’s Division of Enforcement advised VDM Specialists that the NYSE’s Enforcement staff was considering recommending formal disciplinary action against a VDM specialist with respect to the specialist’s activity on July 26, 2007 in the common stock of Rockwell Collins, Inc. If such allegations are laid, they likely will involve allegations that the specialist failed to open the stock consistent with NYSE rules related to just and equitable principles of trade pursuant to NYSE Rule 476(a)(6) and to allegations that the specialist failed to maintain a fair and orderly market at that time pursuant to NYSE Rule 104.10. On May 20, 2008, the staff of the NYSE’s Division of Enforcement advised counsel for VDM Specialists that, while the Enforcement staff had not yet determined whether to recommend formal action against VDM Specialists, the staff was considering the manner in which VDM Specialists supervised the specialist during the time in question. The Enforcement staff further stated that they were considering whether the Company, along with the specialist, should be held responsible for the underlying conduct. On May 23, 2008, the specialist, who discussed this matter on several occasions with NYSE representatives, advised the NYSE that he would not avail himself of the opportunity for a “Wells Submission”. VDM Specialists has not received any complaints from the issuer or any customers who traded the stock that day. VDM Specialists has requested the names and nature of any complaints the NYSE might have received but, to date, no such information has been supplied to it. VDM Specialists believes that it and the specialist have substantial defenses to any charges that may result from this matter, although the outcome or range of losses arising from this investigation cannot be predicted at this time.

(vii) Legal Fees—VDM Specialists USA, LLC

VDM Specialists incurred €5.5 million and €2.9 million in legal fees and associated expenses for the years ended December 31, 2007 and 2006, respectively, in relation to regulatory proceedings and litigation. Pursuant to Section 5.5 of its operating agreement, VDM Specialists is required to advance funds for actual litigation expenses incurred by various (former) members in connection with these litigation and regulatory inquiries. All such advances have been included in the aforementioned amount and are recognized as expenses in the Consolidated Statement of Income. This is relevant in relation to the cases described above (i.e., Specialist Trading Investigations by SEC and NYSE, the Arbitration against Mill Bridge IV, LLC et al. and the NYSE Investigation of trading in Rockwell Collins Common Stock). In 2007 an amount of approximately €3.0 million was recognized (2006: €2.6 million) in respect of such advances. There can be no assurance that further legal fees will not arise, and such expenses could be material.

U.S. Option Business

(i) Investigations by the American Stock Exchange, the Chicago Board Options Exchange, the Philadelphia Stock Exchange and the SEC

The investigations by the American Stock Exchange’s Enforcement Division on charges of possible violations by Cohen, Duffy, McGowan LLC of, inter alia, the exchange’s limit order display rule and the firm quote rule resulted in a fine for Cohen, Duffy, McGowan LLC of $65,000, which was paid in September 2006. As a result the proceeding has been concluded.

In addition, the Department of Market Regulation of the Chicago Board Options Exchange requested written information from Van der Moolen Options USA, LLC relating to compliance with the Chicago Board Options Exchange’s firm quote rule. On January 28, 2004, the SEC requested data from all U.S. option exchanges, including all those on which the Company’s option units acted as specialists or in a similar capacity, regarding the functioning and trading practices of specialists on those exchanges. It is possible that these requests have been lodged in advance of additional investigations into trading practices by the Chicago Board Options Exchange or the SEC.

On May 11, 2004, the SEC requested financial information and information in respect of the compliance procedures of Cohen, Duffy, McGowan & Co. LLC. Cohen, Duffy, McGowan & Co., LLC was closed in December 2003 and was dissolved and the Company disposed of the activities of Van der Moolen Options USA, LLC in December 2004. In 2005, Van der Moolen USA, LLC merged into Mill Bridge V, LLC.

On February 11, 2005, the Chicago Board Options Exchange sent a notice informing Van der Moolen Options USA, LLC that it had initiated an inquiry to determine whether Van der Moolen Options USA, LLC, in its capacity as DPMM on the Chicago Board Options Exchange or through its designee members, interpositioned or traded its principal account ahead of orders Van der Moolen Options USA, LLC represented as agent during the period from at least January 1999 through December 2004, in violation of Chicago Board Options Exchange or SEC rules. The outcome of this investigation cannot be predicted at this time.

Also, on December 21, 2004, the Philadelphia Stock Exchange advised Van der Moolen Options USA, LLC that it is conducting an investigation and fact-finding effort related to the order handling and trading activity by Van der Moolen Options USA, LLC for the period of February 2003 through September 2004, regarding compliance with Philadelphia Stock Exchange Rule 1082 (“Firm Quotations”).

The outcomes or range of losses arising from these investigations in respect of the Company’s U.S. option business cannot be reliably estimated at this time.

(ii) Last Atlantis Capital et al. v Chicago Board Options Exchange et al.

On January 20, 2004, five entities who allege that they are purchasers and sellers of options commenced an action in the U.S. District Court for the Northern District of Illinois against four national securities exchanges (the American Stock Exchange, the Chicago Board Options Exchange, the Philadelphia Stock Exchange and the Pacific Stock Exchange) and 35 securities dealers who made markets in options, including Cohen, Duffy, McGowan, Inc. and Van der Moolen Options USA, LLC (currently Mill Bridge V, LLC), as well as Van der Moolen Holding N.V. Plaintiffs allege that Van der Moolen’s (former) subsidiaries conspired with other defendants by allegedly failing to execute orders, canceling orders and refusing to cancel orders for the purchase and sale of options. Plaintiffs allege violations of federal antitrust laws (Sections 1 of the Sherman Act and 4 and 16 of the Clayton Act), and securities laws (Section 10(b) of the Exchange Act and rule 10b-5 thereunder), breach of contract, common law fraud, breach of fiduciary duty, violations of an Illinois consumer fraud and deceptive business practices statute and tortuous interference with business. Injunctive relief and damages (including punitive damages) in an unspecified amount are sought. Cohen, Duffy, McGowan Inc., Van der Moolen Options USA, LLC and Van der Moolen Holding N.V. were never served with the process in this action, and although named in the caption of the complaint, there were no specific allegations in the complaint against either Van der Moolen Holding N.V. or Van der Moolen Options USA, LLC.

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

On September 15, 2006, the District Court granted the motions to dismiss with prejudice. Plaintiffs again moved for reconsideration and sought leave to file a proposed amended complaint. On March 22, 2007, the District Court granted the motion for reconsideration in part, allowing plaintiffs to file their proposed amended complaint against all the defendants except the securities exchanges. Plaintiffs filed an amended consolidated complaint on April 5, 2007. The amended consolidated complaint, on behalf of all eight plaintiffs, names as defendants 34 securities dealers and affiliates, including Van der Moolen Holding N.V., Van der Moolen Options USA, LLC and Cohen, Duffy, McGowan & Co., LLC. On May 25, 2007, Van der Moolen Holding N.V. filed a motion to dismiss the amended consolidated complaint. On May 31, 2007, the District Court granted the motion to dismiss and dismissed the amended consolidated complaint against Van der Moolen Holding N.V., Van der Moolen Options USA, LLC and Cohen, Duffy, McGowan & Co., LLC with prejudice. On August 22, 2007, the District Court vacated the May 31, 2007 order in part, allowing plaintiffs an additional 60 days (until October 22, 2007) to serve Cohen, Duffy, McGowan & Co., LLC with the amended consolidated complaint. There is no indication that plaintiffs have achieved service on Cohen, Duffy, McGowan & Co., LLC. The case remains dismissed against Cohen, Duffy, McGowan Inc., LLC, Van der Moolen Options USA, LLC, and Van der Moolen Holding N.V. Because the case is still pending against 30 other defendants, the order of dismissal is not yet final or appealable.

On November 27, 2007, defendants filed a renewed motion to dismiss the amended consolidated complaint. On February 7, 2008, the District Court granted the motion to dismiss with respect to all defendants that had not entered into certain consent orders with the American Stock Exchange in 2006. The dismissal order expressly does not apply to the eleven defendants, including Cohen, Duffy, McGowan & Co., LLC, which entered into consent orders with the American Stock Exchange. However, as discussed above, there is no indication that plaintiffs have ever achieved service on Cohen, Duffy, McGowan & Co., LLC.

Van der Moolen Capital Markets, LLC

Arbitration between Dan Cooley, Huukhanh Le, and John Shiflett, Claimants vs. Van der Moolen Capital Markets, LLC, Respondent

On or about May 9, 2008 three former employees of Van der Moolen Capital Markets, LLC (VDM Capital Markets) who were terminated from VDM Capital Markets on April 8, 2008, commenced an arbitration against VDM Capital Markets before the Chicago Board Options Exchange. The claimants allege that VDM Capital Markets improperly withheld payment of their bonus for the first quarter of 2008 and a portion of 2007, which they calculate at $1,050,143.00. The claimants also allege that they are the owners of intellectual property in a trading system that they used while employed by VDM Capital Markets and that VDM Capital Markets misappropriated this property. The claimants seek monetary damages in the amount of the allegedly improperly withheld bonus plus, under New York State Labor Law, costs, attorney’s fees and a penalty equal to 25% of the withheld bonus. The claimants also seek declaratory relief that they are the owners of intellectual property rights in the trading system, an injunction against VDM Capital Markets from using the system, the return of source code for the system, and monetary damages for the alleged misappropriation of intellectual property. VDM Capital Markets’ answer is due on June 27, 2008. The Company believes that VDM Capital Markets has substantial defenses in this matter, although the outcome or range of losses arising from this arbitration cannot be predicted at this time.

Concluding remark

With respect to the regulatory investigations and civil litigations described above, there can be no assurance as to the outcome or timing of the resolution of these matters. The range of possible resolutions could include determinations and judgments against the Company or settlements that could require substantial payments by the

Company that could have a material adverse effect on the Company’s financial condition, results of operations and cash flows.

Other

In early October 2007, the Company entered into an agreement through a partnership with Sycap Group AB (“Sycap”). Together with Sycap, the Company will start to develop a forex platform based on a software license agreement, which will be offered to both external customers as well as the Company’s traders. The Company anticipates to contribute capital during 2008 of €1.4 million (€1.0 million in the form of a subordinated loan and €0.4 million working capital). The Company also is required to pay software maintenance and development costs of €0.7 million during 2008.

On October 9, 2007, the Company announced that it had reached an agreement with GSFS Asset Management B.V. to cooperate globally with traditional proprietary arbitrage trading and structured products trading. The agreement is based on a profit share. There were no significant operations in 2007.

27.   Net capital requirements

The Company's U.S. broker-dealer subsidiaries are subject to the SEC Uniform Net Capital Rule (“SEC Rule 15c 3-1”), which specifies minimum net capital requirements. The Company’s subsidiaries in the Netherlands that are active in securities trading are also subject to capital requirements as defined by the “Wet Financieel Toezicht Effecteninstellingen 2005”. The Company’s subsidiary in France is also subject to capital requirements. The net capital and net capital requirements at December 31, 2007 for such entities are as follows:

	Net capital	Net capital requirement
	(in € millions)
R&H Securities, LLC	0.3	0.0
VDM Capital Markets, LLC	1.1	0.2
VDM Trading, LLC	0.4	0.2
Van der Moolen Effecten Specialist B.V..	11.8	0.7
Van der Moolen Financial Services B.V.	1.3	0.1
Van der Moolen Financial Services SAS	1.7	1.1

F-55